Form 20-F
period 1998-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 1998-10-15
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended March 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 0-17601

                      BONSO ELECTRONICS INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)

                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

                               Flat A-D, 8th Floor
                           Universal Industrial Centre
                              23-25 Shan Mei Street
                                 Fo Tan, Shatin
                           New Territories, Hong Kong
                    (Address of principal executive offices)

     Securities  registered or to be registered pursuant to Section 12(b) of the
Act: NONE

     Securities registered pursuant to Section 12(g) of the Act: COMMON STOCK, PAR VALUE $.003; WARRANTS TO PURCHASE COMMON STOCK

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

     Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,828,562 shares of Common Stock, $0.003 par value, at March 31, 1998.

     Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                                                            Page

Item 1.   Description of Business.                                            1
Item 2.   Description of Property.                                           18
Item 3.   Legal Proceedings.                                                 19
Item 4.   Control of Registrant.                                             20
Item 5.   Nature of Trading Market.                                          20
Item 6.   Exchange Controls and Other Limitations Affecting Security
          Holders.                                                           22
Item 7.   Taxation.                                                          22
Item 8.   Selected Financial Data.                                           23
Item 9.   Management's Discussion and Analysis of Financial Condition and
          Results of Operations.                                             25
Item 10.  Directors and Officers of Registrant.                              32
Item 11.  Compensation of Directors and Officers.                            34
Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.    36
Item 13.  Interest of Management in Certain Transactions.                    37
Item 14.  Description of Securities to be Registered.                        37
Item 15.  Defaults Upon Senior Securities.                                   37
Item 16.  Changes in Securities and Changes in Security for Registered
          Securities.                                                        38
Item 17.  Financial Statements.                                              38
Item 18.  Financial Statements.                                              38
Item 19.  Financial Statements and Exhibits.                                 38

     This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Special Risk Factors" under Item 1 - "Description of Business."

     Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date of this Report. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

                                     PART I
                                     ------


     As used in this Annual Report, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The term "Company" refers to Bonso Electronics International Inc. and, where the context so requires or suggests, its direct and indirect subsidiaries.

Item 1. Description of Business.
--------------------------------

Overview

     Bonso Electronics International Inc. was incorporated on August 8, 1988 as a limited liability International Business Company under the laws of the British Virgin Islands to serve as a holding company for the Company's operating subsidiary, which was formed in 1980. As an International Business Company, the Company is prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands or acting as a bank or insurance company. The Company was incorporated in the British Virgin Islands principally to facilitate trading in its securities. The government of Hong Kong imposes a stamp duty on the transfer of securities of Hong Kong corporations. No such duty is imposed by the British Virgin Islands, and the Company is also exempt from income tax in the British Virgin Islands. The Company's corporate administrative matters are conducted through its registered agent, HWR Services Limited, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located at Flat A-D, 8th Floor, Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Shatin, New Territories, Hong Kong. Its telephone number is 852-2605-5822, its facsimile number is 852-2691-1724 and its E-mail address is http//www.info@bonso.com.

     The Company designs, develops, manufactures and sells a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, hanging, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health care products include bicycle computers, pedometers, joysticks, electronic thermometers and blood pressure meters.

     The Company also plans to enter the field of digital telecommunications. The Company's first telecommunications product, which is currently under development, is a 900MHz ISM Band cordless telephone, and management anticipates that the prototype of this product will be completed in early calendar year 1999. Future products which management plans to develop include a 2.4GHz Band cordless telephone and products in the home security and controls market. There can be no assurance, however, that development of any of these products will be successfully completed.

     The Company has two wholly-owned Hong Kong subsidiaries - Bonso Electronics Limited ("Bonso Electronics"), which is mainly responsible for the design, development, manufacture and sale of the Company's products, and Bonso Advanced Technology Limited (formerly, Bonso Optical Instruments Limited), which is developing the Company's proposed cordless telephone. Bonso Electronics has one active Hong Kong subsidiary - Bonso Investment Limited ("BIL"), which has been used to acquire and hold the Company s real estate investments in Hong Kong and China.

     The Company has manufactured all of its products in China since 1989 in order to take advantage of lower overhead costs and competitive labor rates available there. In January 1997, the Company completed a new, larger manufacturing facility in the DaYang Synthetical Development District in Shenzhen, China, which has approximately tripled the Company's production capacity. The leasehold, facilities, machinery, furniture and equipment at that facility are owned and operated by Bonso Electronics (Shenzhen) Co. Ltd. ("Shenzhen Bonso"), a 100% Company-owned Chinese limited liability company which was formed in June 1994. The location of the Company's factory in Shenzhen, only about 50 miles from Hong Kong, permits the Company to manage easily manufacturing operations from Hong Kong, and facilitates transportation of the Company's products out of China through the port of Hong Kong.

Business Strategy

     The Company has experienced dramatic growth since 1994 with net sales increasing from $12,548,770 in 1994 to $23,715,576 in the fiscal year ended March 31, 1998, and profitability increasing from net income of $1,023,821 in the fiscal year ended March 31, 1994 to net income of $2,274,645 in the fiscal year ended March 31, 1998. Management believes that the Company's continued growth depends on its ability to strengthen its customer base by enhancing and diversifying its products, increasing the number of customers and expanding into additional markets, while maintaining or increasing sales of its products to existing customers. The Company's continued growth and profitability is also dependent upon its ability to control production costs and increase production capacity. The Company's strategy to achieve these goals is as follows:

     Product Enhancement and Diversification. The Company continually seeks to improve and enhance its existing products in order to provide a longer product life-cycle and to meet increasing customer demands for additional features. The Company's research and development staff are currently working on such projects as redesigning the existing pedometer, bicycle computer and blood pressure monitor, expanding the health care line and attempting to make the Company's products more competitive in price and features, as well as developing new products such as a series of low profile body scales, a generic LCD scale and a new pocket scale. During the last fiscal year, the Company has completed development of a built-in kitchen scale, a built-in bathroom scale, a waterproof thermometer and a palm-top scale.

     The Company intends to enter the field of digital telecommunications through the development of its cordless telephone. Management believes that other potential opportunities for the Company in this field include the development of products in the home security and controls market. In addition, the Company has, in varying stages of development, a bicycle accelerator, chronograph and ear protector, which are being developed to the specifications of OEM customers. See "Products," below.

     Maintaining and Expanding Business Relations with Existing Customers. The Company promotes its relationships with its significant customers through regular communication with them, visits to its customers in their home countries and by providing direct access to the Company's manufacturing and quality control personnel. This access, together with the Company's concern for quality, has resulted in a relatively low level of defective products. Moreover, management believes that the Company's emphasis on timely delivery, good service and low cost has contributed and will continue to contribute to good relations with its customers and increased orders. Further, management of the Company solicits suggestions from its customers for product enhancement and will develop and incorporate the enhancements suggested by its customers into its products when feasible.

     Market Expansion. In 1997, the Company expanded its marketing efforts in the United States and Europe. Management intends to continue increasing its marketing efforts with the use of its Web page and mailing product brochures. In addition, the Company intends to increase the frequency of its direct and telemarketing contacts with both existing and potential customers.

     Controlling Production Costs. In 1989, recognizing that labor cost is a major factor permitting effective competition in the consumer electronic products industry, the Company relocated all of its manufacturing operations to China to take advantage of the large available pool of relatively inexpensive manufacturing labor. The Company has made an effort to locate and operate its manufacturing facilities consistent with the exigencies of manufacturing in China. For example, the location of the Company's plant in China is in close proximity, approximately 50 miles, to Hong Kong thereby facilitating transportation of the Company's products to markets outside of China.

     The Company is currently attempting to control production costs by such means as redesigning its existing scales in order to decrease material and labor costs, controlling the number of employees, increasing the efficiency of workers by providing regular training and tools and redesigning the flow of the production line.

     Increasing Production Capacity. Since January 1997, the Company's products have been manufactured at the Company's new manufacturing facility in the DaYang Synthetical Development District in Shenzhen, China. This new facility has triple the capacity of the Company's old manufacturing plant. The floor area of this new facility is not fully utilized and the unused space is intended to be used for production of the proposed telecommunication products. Although management believes that the remaining space will be adequate, in the event that the existing floor area is not adequate for the Company's increased production needs, the Company may need to lease an additional building. Additional machinery and equipment will be needed for production of the Company's cordless telephone, which is currently under development, as well as additional workers and staff personnel. Management believes that it will be able to obtain additional funds to finance these activities from several sources.

Products

     The following table sets forth the percentage of net sales of each of the Company's product lines for the fiscal years ended March 31, 1997 and 1998.

                                Year ended March 31,
                                --------------------
     Product Line                   1997   1998
     ------------                   ----   ----

     Scales                          70%    77%
     Health care products            16     13
     Electronic consumer products     4      3
     Other products and services     10      7
                                    ---    ---

     Total                          100%   100%

Scales

     The Company's  weighing equipment ranges from the simplest spring scales to
high  precision   electronic   scales  that  translate   weight   readings  into
corresponding price and postage calculations.

     All of the Company's electronic scales use a strain gauge sensor, which management believes is one of the most reliable and accurate weight sensing systems currently available. A strain gauge sensor is a thin metal foil resistor which is bonded to a metal block, and which undergoes a change in electrical resistance as weight is loaded onto the metal block. The measurement of change in electrical resistance yields a measure of the applied weight.

     The Company offers a variety of scales for diverse consumer, commercial and industrial applications. Scales currently offered by the Company include bathroom, kitchen, office, jewelry, laboratory, pocket, hanging, postal, industrial and parcel scales. The following table sets forth the net sales of each type of scale as a percentage of total scale sales for the fiscal years ended March 31, 1997 and 1998:

                          Year ended March 31,
                          --------------------
     Type of Scale           1997    1998
     -------------           ----    ----

     Postal and office         39%    45%
     Kitchen                   19      6
     Jewelry and laboratory    15     18
     Bathroom                  10     14
     Pocket and hanging        10     11
     Industrial and parcel      7      6
     Mechanical                 0      0
                              ---    ---

     Total scale sales        100%   100%

     The Company's electronic scales offer many advanced features such as a talking feature, automatic power off, automatic range, audio signal, digital auto-calibration, automatic zero tracking and multiple measuring units. The scales are built with either metal or plastic housings and come in various models and case designs. The Company's scales are described in more detail below.

     Postal Scales. The Company's postal scales are used primarily by businesses for weighing letters and parcels of up to 2,000 grams (4.4 lbs.) and are accurate to 1 gram. Postal scales are calibrated to give postal or franking cost for the various classes of delivery service available to various destinations. The scales are marketed primarily in Europe and the United States and are customized for the postal system of the country of destination.

     Office Scales. The Company sells several models of office scales with capacities ranging from 2,000 grams (4.4 lbs.) to 5,000 grams (11 lbs.), and the scales are accurate to 1 gram. The scales are used in offices to weigh small packages and letters. The Company's office scales are sold principally in the United States, Europe, Australia, Hong Kong and China.

     Kitchen Scales. The Company's kitchen scales are used in households and restaurants to weigh ingredients for cooking and portions for dieting, with capacities ranging from 1,000 grams (2.2 lbs.) to 5,000 grams (11 lbs.), and the scales are accurate to 1 gram. The Company's kitchen scales are marketed principally in the United States and Europe.

     Jewelry and Laboratory Scales. Jewelry and laboratory scales are used to weigh precious metals and stones. In the laboratory, the scales are used to weigh various chemicals and chemical compounds. The Company's jewelry and laboratory scales are principally sold in the United States and Europe. The capacities of these scales range from 120 grams (0.25 lb.) to 1,200 grams (2.6 lbs.), and these scales are accurate to 0.01 gram or 0.1 gram, respectively.

     Bathroom Scales. The Company's bathroom scales are used by consumers to monitor weight, with capacities up to 150 kilograms (330 lbs.). The Company's bathroom scales are marketed primarily in the United States, Europe and Japan.

     Pocket and Hanging Scales. Pocket and hanging scales are small electronic scales that can be carried by a business person in his or her attache or brief case. The capacities of the Company's pocket scales range from 80 grams (2.8 oz.) to 250 grams (8.8 oz.), and the scales are accurate to 0.1 gram. The hanging scales range from 15 kilograms (33 lbs.) to 25 kilograms (55 lbs.), and the scales are accurate to 10 grams. The pocket scales are principally used in the jewelry business for weighing low value metals and stones and the hanging scales are primarily used in fishing. The Company's pocket and hanging scales are marketed primarily in the United States and Europe.

     Industrial/Parcel Scales. The Company manufactures different models of industrial/parcel scales, which are used in business or industry to weigh heavier parcels or objects (i.e., objects whose weight exceeds the capacity of the Company's office scales). Industrial/parcel scales have a capacity ranging from 25 kilograms (55 lbs.) to 150 kilograms (330 lbs.). The Company's industrial/parcel scales are marketed primarily in Europe.

Health Care Products

     Electronic Thermometers. The Company's electronic thermometers, which include both fahrenheit and centigrade versions, measure body temperature. The Company's electronic thermometer is classified as a medical device under United States law. Medical devices are required to be approved by the United States Food and Drug Administration (the FDA) prior to being marketed, unless the law provides a legal exemption from such approval. The Company's electronic thermometer has received pre-market approval from the FDA. Sales of electronic thermometers were approximately 15% of the Company's net sales in the fiscal year ended March 31, 1997, and 10% of net sales in the fiscal year ended March 31, 1998.

     Blood Pressure Meters. The Company introduced electronic blood pressure meters to its line of products in November 1994. The Company's electronic blood pressure meters have digital displays for highest blood pressure (systolic), lowest blood pressure (diastolic) and pulse rate (number of pulses per minute), as well as mean blood pressure. The meters have automatic power off, automatic pressure release, manual rubber bulb pump and many other standard features. The Company has obtained FDA approval for marketing blood pressure meters in the United States. Sales of blood pressure meters were approximately 1% of the Company's net sales in the fiscal year ended March 31, 1997, and 3% of net sales in the fiscal year ended March 31, 1998 .

Electronic Consumer Products

     Pedometers. The Company began shipping electronic pedometers in 1993. A pedometer is worn by a walker or jogger to measure the distance traveled by recording the steps taken. The Company's pedometer can be adjusted for varying stride lengths, and will keep track of distance traveled, elapsed time and average speed. Sales of pedometers were approximately 2.9% of the Company's net sales in the fiscal year ended March 31, 1997, and 0.7% of net sales in the fiscal year ended March 31, 1998.

     Joysticks. The Company is manufacturing three models of joysticks for one OEM customer. The Company began manufacturing joysticks in October 1995. Sales of joysticks were approximately 0.7% of the Company's net sales in the fiscal year ended March 31, 1997, and 1.9% of net sales in the fiscal year ended March 31, 1998.

     Bicycle Computers. The Company introduced its first bicycle computer in 1990. A bicycle computer is a device that will give a cyclist his instant speed, distance traveled, average speed and elapsed or trip time. The Company's bicycle computer is battery operated, water resistant and includes a clock, a timer and a compact LCD readout. The Company markets two models of its bicycle computer - one under its own name and one through OEMs. The bicycle computer is marketed mainly in Europe. Sales of the Company's bicycle computers were approximately 0.1% of the Company's net sales in the fiscal year ended March 31, 1997, and 0.014% of net sales in the fiscal year ended March 31, 1998.

Proposed Digital Telecommunications Products

     The Company is developing a cordless telephone which represents its entry into the field of digital telecommunications. The Company's first telecommunications product, which is currently under development, is a 900MHz ISM Band cordless telephone which uses a frequency hopping spread spectrum technique for radio propagation. The software, which is being developed by a German company under contract with the Company, is TDMA and TDD, providing superior performance and distance. Management anticipates that the prototype of this product will be completed in early calendar year 1999. Total costs for development of this product are expected to be approximately $900,000. Management anticipates that the core development of this product will be usable for a universal cordless telephone through adjustment of power output and frequency band.

     Future digital telecommunications products which management plans to develop include a 2.4GHz Band cordless telephone and products in the home security and controls market. There can be no assurance, however, that development of any of these products will be successfully completed.

Other Products and Services

     The Company also receives revenue from customer funded research and development for products subsequently produced and sold to them, the sale of semi completed units and the sale of spare parts for repair work by its customers and from repair work performed by the Company for its customers.
During the fiscal years ended March 31, 1997 and 1998, these revenues constituted approximately 10% and 7.3% of net sales, respectively.

Product Development, Design and Research

     The major responsibility of the product design and research and development personnel is to develop and produce designs to the satisfaction of and in accordance with the specifications provided by the OEMs. Management believes its engineering and product development capabilities are important to the future success of the Company's business. Some of the Company's product design, research and development activities are customer funded and are initiated under verbal agreements with specific customers for specific products. The Company has successfully lowered its costs for its research and development team by moving most research and development activities to its facility in China and principally employing Chinese engineers and technicians at costs that are substantially lower than would be required in Hong Kong.

     At March 31, 1998, the Company employed two individuals in Hong Kong and 20 individuals in China on its engineering staff, who are at various times engaged in research and development. The Company has also contracted with a firm in Germany to develop the software for a new product being developed by the Company. The Company spent $122,263 and $158,706 on research and development during the fiscal years ended March 31, 1997 and 1998, respectively.

     The Company has commenced developing a cordless telephone, is in the final stages of developing an ear protector and has recently commenced production of a chronograph. In addition, the Company has recently completed development of a bicycle accelerator and is awaiting approval of that product by the Japanese government.

Manufacturing

     The Company currently manufactures and assembles all of its products in China. Generally, raw materials, electronic components and other parts are transported to the Company's manufacturing plant in China where the finished products are assembled. The finished goods are then transported back to Hong Kong for sale by the Company.

     The Company manufactures some of its own components, metal parts and casings and plastic parts at its facility in China. In 1997, the Company commenced manufacturing its own strain gauges, and it currently produces approximately 80% of the strain gauges utilized in its scales. Management believes that the Company will realize a substantial cost saving from producing its own strain gauges in the future. Management hopes to produce 100% of the strain gauges utilized by the Company by the end of the current fiscal year.

     To take advantage of lower overhead costs and competitive labor rates available in China, the Company constructed a manufacturing facility in Shenzhen, China in 1989. The location of that factory in Shenzhen, only about 30 miles from Hong Kong, permitted the Company to manage easily manufacturing operations from Hong Kong, and facilitated transportation of the Company's products out of China through the port of Hong Kong, the busiest seaport for containerized shipping in the world. As sales increased since the year ended March 31, 1990, the Company's use of available factory capacity increased. In planning for its future growth, the Company entered into a contract to acquire a land lease for construction of a new manufacturing complex which, when completed, would approximately triple the Company's production capacity. The construction of phase one of the new manufacturing complex was completed in December 1996 and the Company commenced operations in the new complex in January 1997. The second, and final, phase was completed in May 1998. The new manufacturing complex is located in the DaYang Synthetical Development District in Shenzhen, China and is approximately 50 miles from Hong Kong. See Item 2 - "Description of Property--China," below.

     Because the Company primarily sells and ships its products "F.O.B. Hong Kong," most of its customers are responsible for the transportation of finished products from Hong Kong to their final destination and bear the risk of loss from such transportation. Components and finished products are transported to and from China primarily with the Company's own truck. The majority of the Company's component parts purchased from Japan, Taiwan and Korea are transported by ship or by air to Hong Kong. In recent years, the Company has not been materially affected by any transportation problems.

     Management believes that it has sufficient water and power supplies for daily usage at its new manufacturing complex. The Company has drilled two water wells to obtain additional water and to minimize cost.

     The availability of adequate power to run the Company's factory is one of the difficulties of having a factory located in China. In order to minimize potential power problems that could develop in the Shenzhen factory, the factory, like most Chinese factories, is equipped with power generators capable of providing adequate electric power to operate the assembly line.

Component Parts and Suppliers

     The Company purchases over 1,000 different component parts from more than 100 major suppliers and is not dependent upon any single supplier for any key component. The Company purchases components for its products from suppliers in Japan, Taiwan, South Korea, Hong Kong and elsewhere. The Company has not experienced, and management does not expect to experience, any difficulty in obtaining needed component parts for its products.

     The major component parts purchased by the Company are integrated circuits (chips), LEDs, LCDs, strain gauges, force sensors, resistors, capacitors, transistors, diodes, printed circuit boards and batteries. The Company purchases both stock or off the shelf chips and custom chips. There are many suppliers of both stock and custom chips in Japan and Taiwan. At the present time, Micro Chips in Taiwan, Samsung in South Korea and Hitachi, Toshiba and NEC in Japan provide most of the Company's chips. Chips are one of the most expensive component parts purchased by the Company.

     Strain gauges are the second most expensive components purchased by the Company. The Company currently produces approximately 80% of the strain gauges utilized in its scales, and obtains the remainder principally from a Japanese manufacturer. However, the Company could also purchase strain gauges from suppliers located in the United States and China. LEDs and LCDs are generally custom made to match the chip design and are principally supplied by companies in Taiwan, Korea and Japan. The circuit boards can be purchased from circuit board manufacturers in Hong Kong. Resistors, capacitors, transistors, diodes and batteries are standard stock items and are generally purchased in Hong Kong and Taiwan.

     The Company produces metal and plastic casings and parts for use in its products. Plastic resin and metal sheet can be purchased from suppliers in Hong Kong and Japan.

Quality Control

     Management maintains strict quality control procedures for every product manufactured by the Company throughout the manufacturing process. Incoming raw materials and components are checked by the Company's quality control personnel. Moreover, during the production stage, the Company's quality control personnel monitor each operation in the manufacturing process, including the bonding of the chips, component insertion and assembly of the printed circuit boards and casings. All work in process is also checked during the manufacturing and assembly processes. After the assembly stage, every product is checked for proper functioning and cosmetic appearance. After packing and before shipment, the quality control personnel randomly check goods according to product specifications. Historically, the Company's level of defective products has been low, and not material to its financial statements. The Company's products are generally covered by a one-year limited warranty which provides for repair or replacement of defective products. In certain circumstances, an extended warranty may be offered. To date, claims against the Company under its warranty program have been negligible.

     In April 1995, the Company received an ISO 9001 certificate from Det Norske Veritas Industry B.V., The Netherlands. The Company passed a reviewed audit by Det Norske Veritas, processed in March 1998, and is qualified to maintain the ISO 9001 certificate.

     The  ISO  9000  is a  program  developed  initially  by  the  International
Organization for Standardization in Geneva, Switzerland, to provide quality control registration standards that could be relied upon to provide assurances with regard to a registrant's quality control and manufacturing operations. Management believes that ISO 9000 registration provides its customers with quality control assurances that are recognized internationally, and that such registration also provides the Company with a competitive advantage over many other manufacturers in the Far East who have not registered for ISO 9000 certification. In addition, the Company has submitted applications for the CE mark for some products and, at the present time, over 36 product groups have been approved, including the electromagnetic compatibility directive (EMC) and the medical devices directive (MDD). A CE mark serves as confirmation to the European authorities that the marked product complies with all European Union directives relevant to the product and that the product may be traded freely in the European market.

Customers and Marketing

     The Company sells its products in the United States, Europe, Asia, Australia and Africa. Customers for the Company's scales are primarily original equipment manufacturers, which market the products under their own brand names.

     Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 1996, 1997 and 1998.

                                                  Year ended March 31,
                        --------------------------------------------------------------------
                            1996                     1997                    1998

     North America      $ 5,356,398      38%     $ 7,537,401     44%     $12,598,672      53%
     Europe               3,960,816      28        5,492,294     33        8,129,063      34
     Asia                 4,140,088      29        3,454,505     20        2,117,914       9
     Australia              723,783       5          425,314      3          756,354       3
     Africa                  67,150      --           79,505     --          113,573       1
                        -----------     ---      -----------    ---       ----------     ---

     Total Net Sales    $14,248,235     100%     $16,989,019    100%     $23,715,576     100%

     The Company maintains a marketing team in Hong Kong. The Company markets its products primarily through use of its Web page, advertising in trade publications such as Hong Kong Enterprise and the use of direct mail catalogues and product literature. In addition, the Company's marketing team contacts existing and potential customers by telephone, mail, fax and in person.

     Major Customers. Sales of the Company's products to OEMs accounted for approximately 82%, 87% and 87%, respectively, of the Company's total net sales during the years ended March 31, 1996, 1997 and 1998. The Company's principal OEM customers include the following entities which market the Company's products under the brand name indicated opposite their respective names:

                                                                     Percent of Company's Sales
                                                                     --------------------------
                                                                        Year ended March 31,
                                                                        --------------------
       Customer             Brand Name         Products                 1996    1997     1998
       --------             ----------         --------                 ----    ----     ----

Pitney Bowes, Inc. (USA)   Pitney Bowes      Postal scales                --     18%      30%

Globaltec Corporation      ACCULAB           Jewelry, educational and
(USA)                                        high precision scales       21%     13%      15%

Werner Dorsch Gmbh & Co.   WEDO              Postal, office and
(Germany)                                    parcel scales               13%     11%       9%

Omron Health Care          OMRON             Digital thermometers         6%     11%       8%


     Werner Dorsch Gmbh & Co. and Globaltec Corporation have been customers of the Company for thirteen and eleven years, respectively. Management believes that the Company offers its customers superior quality of products and superior product design and development capabilities, together with the low costs of production associated with its operations in China.

     If the Company were to lose any customers who account for a material portion of total sales, or if any of these customers were to substantially decrease their purchases from the Company, the Company's revenues, earnings and financial position would be materially and adversely affected. The Company's dependence on these four customers is expected to continue in the foreseeable future. The Company follows normal and customary business practices in the acceptance of orders from its customers. Orders from the Company's four largest customers are generally supported by bank guarantees, letters of credit or insurance from the Hong Kong Export Credit Insurance Corporation. For updated information with respect to a decrease in orders from two of the Company's major customers see Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

     Sales of the Company's products directly by the Company under its own brand name accounted for approximately 18%, 13% and 13%, respectively, of the Company's total net sales during the years ended March 31, 1996, 1997 and 1998.

     Backlog. The Company's backlog consists of orders from major customers and purchase orders from other customers of products scheduled for shipment within three to twelve months. It is the Company's practice to charge customers 50% of the total order price when orders are cancelled and, as a result, the Company has experienced nominal cancellations. This practice is not represented by a written agreement, and the Company may not be able to enforce this arrangement in every case in the future. The Company generally has not experienced any difficulty in shipping orders by the dates requested by its customers or in material returns of its products. The amount of backlog that is manufactured and shipped during any period is dependent on various factors, including the timing and scheduling of orders from material customers and accordingly, the amount of backlog at any date is not necessarily indicative of actual shipments and sales. The Company's backlog was $4,386,485 at March 31, 1998, compared to a backlog of $7,305,470 at March 31, 1997.

Competition

     The electronic products business is highly competitive. The Company's major competitors in the scale market include Management Investment & Technology Co., Ltd. in Hong Kong, Charder Electronic Company, Ltd. in Taiwan and Ohaus in the United States. In the blood pressure meter market, the Company's major competitors are AnD Co. Ltd of Japan and Omron Corporation of Japan. In the electronic thermometer market, its major competitors are Citizen Company and Terumo, both of Japan. Competition is primarily based upon unit price, product quality, reliability, product features and management's reputation for integrity. Management believes that the Company competes favorably with respect to each of these factors.

Employees

     At March 31, 1998, the Company employed 927 persons on a full-time basis. All of the Company's 27 employees located in Hong Kong held administrative, clerical, sales and marketing positions. Of the 900 employees located in China, 789 were engaged in manufacturing and 111 were engaged in administrative and clerical positions. The Company is not a party to any labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages in recent years, and management believes that relations with its employees are satisfactory.

     The Company currently houses all 900 employees located in the PRC at the Shenzhen facility, including administrative staff. The facility is able to house up to 2,180 employees.

Patents, Licenses, Trademarks, Franchises, Concessions and Royalty Agreements

     The Company has no patents, licenses, franchises, concessions or royalty agreements that are material to its business as a whole. The Company has obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus and intends to file an application in the United States for registration of such trademarks.

Government Regulation

     In the United States, the Medical Device Amendments of 1976 to the federal Food, Drug and Cosmetic Act (Amendments) and the regulations issued or proposed thereunder provide for regulation by the Food and Drug Administration (the FDA) of the marketing, manufacturing, labeling, packaging and distribution of medical devices. These regulations include requirements that manufacturers of medical devices register with the FDA and furnish lists of devices manufactured by them. Certain pre-market requirements must be met prior to the marketing of medical devices introduced after May 28, 1976. These range from a minimum requirement to wait 90 days after notification to the FDA before introduction of medical devices substantially similar to devices already on the market to a maximum requirement to comply with the potentially expensive and time consuming process of pre-market analysis and testing necessary to obtain FDA approval prior to the commercial marketing of new medical devices. In addition, the FDA also has the authority to prescribe performance standards for the types of health care products manufactured by the Company. Should such standards be prescribed, the Company's products would be required to conform to them. To date, no such standards have been adopted and the Company cannot predict what changes, if any, may be necessitated in its products should such performance standards be issued in the future. In addition to the Amendments, there are also certain requirements of other federal laws and of state, local and foreign governments that may apply to the manufacture and marketing of the Company's health care products.

     The only products of the Company that are subject to material government regulation are its electronic thermometers and electronic blood pressure meters, which are subject to qualifying procedures with the FDA. The qualifying procedures set forth by the FDA for pre-market approval with respect to the electronic thermometers and blood pressure meters have been satisfied.

Certain Foreign Issuer Considerations

     Transfer of Sovereignty over Hong Kong to China. The principal executive offices of the Company and all manufacturing operations and assets of the Company are located in Hong Kong and China. Prior to July 1, 1997, Hong Kong was a British Crown Colony with responsibility for administering its own internal affairs. After several years of negotiations concerning Hong Kong's future, Great Britain and China signed (December 1984) and ratified (May 1985) the Sino-British Joint Declaration on the Future of Hong Kong (the Sino-British Agreement). Pursuant to the Sino-British Agreement, Hong Kong was restored to China on July 1, 1997.

     Ownership of Real Property. All land in Hong Kong is owned by the Government of the Hong Kong Special Administrative Region (the Government). Prior to July 1, 1997, the Government granted Crown Leases to persons, firms and corporations on the basis of an annual crown rental payment and other terms and conditions therein contained. Crown Leases were freely assignable during their term. In implementation of the Sino-British Agreement, the New Territories Leases (Extension) Ordinance was enacted and came into effect on April 25, 1988. Pursuant to that Ordinance, all leases in the New Territories of Hong Kong were extended up to June 30, 2047. Such extension was at no premium but was subject to an annual fee equivalent to 3% of the ratable value of the property to be charged with effect from the date on which the original lease would have expired.

     The land ownership system in China is similar to Hong Kong, in which all land is owned by the government. The Chinese government and its various government instrumentalities grant leases to persons, firms and corporations on the basis of an annual rental payment and other terms and conditions. Such leases are generally freely transferable during their term.

     Enforceability  of  Certain  Civil  Liabilities.  The  Company is a British
Virgin Islands holding corporation. The Company has appointed Henry F. Schlueter, 1050 Seventeenth Street, Suite 1700, Denver, Colorado 80265 as its agent upon whom process may be served in any action brought against it under the securities laws of the United States. However, outside the United States, it may be difficult for investors to enforce judgments against the Company obtained in the United States in any such actions, including actions predicated upon civil liability provisions of the United States securities laws. In addition, most of the Company's officers and directors reside outside the United States and the assets of these persons and of the Company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against the Company or such persons judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws. The Company has been advised by Harney, Westwood and Riegels ("HW&R"), its British Virgin Islands counsel, and by Norman M.K. Yeung & Co., Solicitors ("Yeung & Co."), its Hong Kong counsel, that there is substantial doubt as to the enforceability against the Company or any of its directors and officers located outside the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities predicated solely on the civil liability provisions of the United States securities laws.

     The Company has been advised by Yeung & Co. and HW&R that no treaty exists between Hong Kong or the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full;
(iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong or British Virgin Islands court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Hong Kong or the British Virgin Islands court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment that does not satisfy the foregoing. Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

     Under United States law, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders.
Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. The

British Virgin Islands law protecting the interests of the minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, i.e. in the name of and for the benefit of the company and to sue the company and its directors for his benefit and the benefit of others similarly situated, the circumstances in which any such action may be brought and the procedures and defenses that may be available in respect of any such action may result in the rights of shareholders of a British Virgin Islands company being more limited than those rights of shareholders in a United States company.

Special Risk Factors

THIS ANNUAL REPORT  CONTAINS  FORWARD-LOOKING  STATEMENTS  WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH BELOW. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER INFORMATION APPEARING IN THIS ANNUAL REPORT, THE FOLLOWING FACTORS, AMONG OTHERS, IN EVALUATING THE COMPANY AND ITS BUSINESS.

Forward-Looking Statements

     Important Factors Related to Forward-Looking Statements and Associated Risks. The Company may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission (the "Commission"), in press releases and in reports to shareholders. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions that political, economic and commercial conditions in Hong Kong and China will not change materially or adversely, that competitive conditions affecting the Company will not change materially or adversely, that demand for the Company's products will be strong, that the Company will retain existing key management personnel, that the Company's forecasts will accurately anticipate market demand and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking information will be realized.

     In addition, as disclosed elsewhere under other risk factors, the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in such forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with this safe harbor the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by or on behalf of the Company. Any such statement is qualified by reference to the cautionary statements included in this Annual Report.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

     Transfer of Sovereignty over Hong Kong to China. The principal executive and corporate offices of the Company are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was transferred effective July 1, 1997 to China, and Hong Kong became a Special Administrative Region of China. The National People's Congress of China enacted the Basic Law in 1990 as the constitution of Hong Kong under China's sovereignty (Basic Law). While management does not believe that the transfer of sovereignty over Hong Kong to China will have a material adverse effect on the Company's business, there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong, and any instability could have an adverse impact on the Company's business.

     The Hong Kong dollar and the United States dollar have been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. The Chinese government expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China. There can be no assurance that this will continue and the Company could face increased currency risks if the current exchange rate mechanism is changed.

     Internal Political and Other Risks of Manufacturing in China. The Company's manufacturing facility is located in China. As a result, the Company's operations and assets are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, currency revaluations or the expropriation of private enterprise could materially and adversely affect the Company. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. There can be no assurance that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. If for any reason the Company were required to move its manufacturing operations outside of China, the Company's profitability would be substantially impaired, its competitiveness and market position would be materially jeopardized and there can be no assurance that the Company could continue its operations.

     Recent Relations with the U.S. In 1995, the United States considered revocation of China's most favored nation (MFN) trade status, which provides China with the trading privileges generally available to trading partners of the United States, and in 1996 the United States and China were involved in controversy over the protection in China of intellectual property rights. In 1996, China and the United States reached an agreement on copyright protection, and renewed China's MFN trade status. In July 1998, the United States extended China's MFN status for another year. Various interest groups continue to urge that the United States not renew China's trade status. There can be no assurance that future controversies will not arise that threaten trade relations between the United States and China or that the United States will not revoke or refuse to extend China's MFN status. In any of such eventualities, the business of the Company could be adversely affected.

     Uncertain Chinese Legal System and Application of Laws. The legal system of China relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. China does not have a comprehensive system of laws. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.

     Possible Changes and Uncertainties in Economic Policies. As part of its economic reform, China has designated certain areas, including Shenzhen where the Company's manufacturing complex is located, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could have a material adverse effect on the Company. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of such disparities could affect the political or social stability of China.

     Dependence on Single Factory. All of the Company's products are currently manufactured at its manufacturing facility located in Shenzhen, China. The Company does not own the land underlying its factory complex. It occupies the site under an agreement with the local Chinese government pursuant to which the Company is entitled to use the land upon which its factory complex is situated until May 2044. This agreement and the operations of the Company's Shenzhen factory are dependent on the Company's relationship with the local government. The Company's operations and prospects would be materially and adversely affected by the failure of the local government to honor the agreement. In the event of a dispute, enforcement of the agreement could be difficult in China.

     Moreover, fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. The Company currently maintains property damage insurance aggregating approximately $11,923,000 covering its stock in trade, goods and merchandise, furniture and equipment and the buildings. The Company does not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, the Company's factory due to fire, severe weather, flood or other act of God or cause, even if insured against, could have a material adverse effect on the Company's financial condition, results of operations, business and prospects.

     Asian Economic Problems. Recently, several countries in Southeast Asia have experienced a significant devaluation of their currencies and decline in the value of their capital markets. In addition, several Asian countries have experienced a number of bank failures and consolidations. The Company does not believe that the declines in Southeast Asia will affect the demand for the Company's products, because virtually all of the Company's products are sold into developed countries not experiencing these declines. Moreover, because most of the Company's products are paid for in U.S. dollars, the Company believes that it is less susceptible to the effects of a devaluation in the Hong Kong dollar or Chinese renminbi if either or both were to occur despite assurances to the contrary by the Chinese government. However, the decline in the currencies of other Southeast Asian countries could render the Company's products less competitive if competitors located in these countries are able to manufacture competitive products at a lower effective cost. Investors are cautioned that there can be no assurance that the decline in Southeast Asia will not have a material adverse effect on the Company's business, financial condition, results of operations or market price of its securities.

Risk Factors Relating to the Business of the Company

     Dependence on Major Customers. Four major customers accounted for approximately 53% of the Company's sales in the fiscal year ended March 31, 1997 and 62% of its sales during the fiscal year ended March 31, 1998. The loss of any of these major customers could have a material negative impact on the Company's business. See Item 1 - "Description of Business--Customers and Marketing--Major Customers" and Item 9 - "Management's Discussion and Analysis of Financial Condition--Overview."

     Dependence on Key Personnel. The Company's future performance will depend to a significant extent upon the efforts and abilities of certain members of senior management as well as upon the Company's ability to attract and retain other qualified personnel. In particular, the Company is largely dependent upon the continued efforts of Mr. Anthony So, the Company's President, Secretary, Treasurer and Chairman of its Board of Directors, and Mr. Kim Wah Chung,
Director of Engineering and Research and Development. To the extent that the services of Mr. So or Mr. Chung would be unavailable to the Company, the Company would be required to obtain other personnel to perform the duties that they otherwise would perform. There can be no assurance that the Company would be able to employ another qualified person or persons, with the appropriate background and expertise, to replace Mr. So or Mr. Chung on terms suitable to the Company. See Item 10 - "Directors and Officers of Registrant."

     Competition. The Company's business is in an industry that is highly competitive, and many of its competitors, both local and international, have substantially greater technical, financial and marketing resources than the Company. See Item 1 - "Description of Business--Competition."

     Need for Qualified Employees. The success of the Company is dependent on its ability to attract and retain qualified technical, marketing and production personnel. The Company will have to compete with other larger companies for such personnel, and there can be no assurance that the Company will be able to attract or retain such qualified personnel.

     Control by Founder. At the present time and without taking into account the shares of Common Stock that will be issued upon the exercise of the Public Warrants and the Representative's Warrants, Mr. Anthony So, the founder and President of the Company, beneficially owns approximately 39.6% of the outstanding shares of Common Stock. Due to his stock ownership, Mr. So may be in a position to elect the Board of Directors and, therefore, to control the business and affairs of the Company including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of the Company's securities. See Item 4 - "Control of Registrant."

     Potential Fluctuations in Operating Results. The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors, many of which are beyond the control of the Company. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of the Company's Common Stock.

     No Assurance of Exercise of Warrants or Sufficient Operating Revenue; Potential Need for Outside Funding. The Company is currently soliciting the exercise of certain outstanding warrants which were issued to the public in 1994 (the "Public Warrants") and management intends to utilize a portion of the proceeds from such exercises to fund expansion of operations, including the development and production of the Company's proposed cordless telephone. There is no assurance that any of the Company's outstanding Public Warrants will be exercised. Accordingly, funding for the expansion of the Company's operations will be dependent on the Company's ability to generate significant operating revenue or procure additional financing. There can be no assurance that sufficient operating revenue can be generated or that any additional financing can be arranged on favorable terms and in the amounts required to fund the expanded operations of the Company.

     Possible Inability of Warrantholders to Exercise Warrants. Exercise of the Company's Warrants is subject to the Company either maintaining the effectiveness of its Registration Statement, or filing an effective registration statement with the Commission and complying with the appropriate state securities laws. No assurance can be given that at the time a Warrant holder seeks to exercise the right to purchase the Company's Common Stock an effective registration statement will in fact be in effect or that the Company will have complied with all appropriate state securities laws.

     Future Sales of Common Stock. As of the date of this Annual Report, 1,199,171 of the Company's outstanding shares of Common Stock are restricted securities as that term is defined in Rule 144 promulgated under the Securities Act. The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Further, the Company has issued options to purchase 765,000 shares of Common Stock and has reserved an additional 30,000 shares for issuance upon exercise of stock options which may be granted in the future under the Company's existing Stock Option Plans. The possibility exists that, when permitted, the sale to the public of these shares, or shares acquired upon exercise of the options, could have a depressing effect on the price of the Common Stock. Further, future sales of such shares and the exercise of such options could adversely affect the Company's ability to raise capital in the future.

     Volatility of Stock Price. The markets for equity securities have been volatile and the price of the Company's Common Stock has been and could continue to be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general market trends and other factors.

     Potential Adverse Effect of Redemption of Public Warrants. The Public Warrants are redeemable by the Company at any time at $0.05 per Warrant upon 30 to 45 days notice if the closing price of the Common Stock for 20 consecutive trading days within the 30-day period preceding the date the notice is given equals or exceeds $8.575 per share. If the Company calls the Public Warrants for redemption, the holders of the Public Warrants must either (i) exercise the Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for the holders to do so; (ii) sell the Public Warrants at the then current market price when they might otherwise wish to hold the Public Warrants; or (iii) accept the nominal redemption price, which is likely to be substantially less than the market value of the Public Warrants. No assurance can be given that at the time of redemption an effective registration statement will be in effect or that the Company will have complied with all appropriate state securities laws so that a Public Warrantholder will be able to exercise his Public Warrants rather than accepting the $0.05 per Warrant redemption price.

Certain Legal Consequences of Foreign Incorporation and Operations

     Enforceability of Civil Liabilities. The Company is a holding corporation organized as an International Business Company under the laws of the British Virgin Islands and its principal operating subsidiary is organized under the laws of Hong Kong, where the Company's principal executive offices are also located. Outside the United States, it may be difficult for investors to enforce judgments against the Company obtained in the United States in actions brought against the Company, including actions predicated upon civil liability provisions of federal securities laws. In addition, most of the Company's officers and directors reside outside the United States and the assets of these persons and of the Company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against the Company or such persons judgments predicated upon the liability provisions of U.S. securities laws. The Company has been advised by its Hong Kong counsel and its British Virgin Islands counsel that there is substantial doubt as to the enforceability against the Company or any of its directors or officers located outside the United States in original actions or in actions for enforcement of judgments of U.S. courts of liabilities predicated solely on the civil liability provisions of federal securities laws. See Item 1 - "Description of Business--Certain Foreign Issuer Considerations--Enforceability of Certain Civil Liabilities."

     Certain Legal Consequences of Incorporation in the British Virgin Islands. The Company is organized under the laws of the British Virgin Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of the Company's management, directors and controlling shareholders and the rights of the Company's shareholders differ from, and may not be as protective of shareholders as, those that would apply if the Company were incorporated in a jurisdiction within the United States.
Directors of the Company have the power to take certain actions without shareholder approval, including an amendment of the Company's Memorandum or Articles of Association and certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations and the sale or transfer of assets. In addition, there is doubt that the courts of the British Virgin Islands would enforce liabilities predicated upon U.S. securities laws.

     Exemptions under the Exchange Act as a Foreign Private Issuer. The Company is a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, and though its Common Stock is registered under Section 12(g) of the Exchange Act, it is exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any short-swing trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less). Because of the exemptions under the Exchange Act applicable to foreign private issuers, shareholders of the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States.


Item 2. Description of Property.
--------------------------------

British Virgin Islands

     The offices of the Company are located at Cragmuir Chambers, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at such offices, through the Company's registered agent, HWR Services Limited.

Hong Kong

     The Company leases approximately 9,185 square feet in the Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Shatin, New Territories, Hong Kong. This facility is used primarily as the Company's principal executive office. The lease expires on May 31, 1999 and provides for a monthly rental of $12,820. Management anticipates that the lease for this facility will be renewed for an additional one-year term at approximately the same monthly rental of $12,820.

     The Company owns a residential property in Hong Kong, which is located at Savanna Garden, House No. 27, Tai Po, New Territories, Hong Kong. House No. 27 consists of approximately 2,475 square feet plus a 177 square foot terrace and a 2,308 square foot garden area. The use of House No. 27 is provided to Mr. Anthony So as part of his compensation. See Item 13 - "Interest of Management in Certain Transactions."

China

     The Company's existing factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China. This factory consists of two factory buildings, which contain approximately 194,990 square feet, two workers' quarters, containing
approximately   115,050  square  feet,  a  canteen  and  recreation   center  of
approximately   25,270   square  feet,   an  office   building,   consisting  of
approximately 25,230 square feet, and staff quarters for the Company's supervisory employees, consisting of approximately 35,110 square feet, for a total of approximately 395,650 square feet. The facility is utilized pursuant to a Contract on the Use of Land and Supply of Workers with Shenzhen Baoan Fuan Industrial Company. The agreement provides that the Company will use approximately 269,000 square feet of land for a period of 50 years, commencing
May 10, 1994. To obtain the land lease, the Company agreed to pay $1,810,344 plus a monthly management fee in the amount of $2,750. The Company used part of the proceeds of a $1,500,000 loan it received in July 1994 to pay a portion of the initial acquisition cost; the balance of the initial acquisition cost was paid out of the net proceeds of a public offering of the Company's securities conducted in December 1994. The facility is wholly-owned by the Company. The agreement provides that at the expiration of the land lease, the Company will be given priority for negotiation of a new agreement for the use of the land. The Company's total investment in the facility is approximately $8,000,000. Phase one of the facility was completed in December 1996, and manufacturing commenced in the new facility in January 1997. The second, and final, phase of the facility was completed in May 1998.

     The Company also owns two residential properties, one consisting of approximately 1,000 square feet, located at Lijingge Court, Unit F, 15th Floor, Hai Li Building, Shenzhen, China, and one consisting of approximately 1,125 square feet located at the 12th floor, Yuk Yui Court, Gui Hua Garden, Shenzhen Bay, China. Both properties are utilized by management staff and directors when they require accommodations in China.

Adequacy of Facilities

     Management believes that the Company's new manufacturing complex will be adequate for its reasonably foreseeable needs.

Item 3. Legal Proceedings.
--------------------------

     On August 28, 1998, a lawsuit was filed in the United States District Court for the Central District of California against the Company and the Warrant Agent alleging that the Company had committed securities fraud, common law fraud and breach of contract arising out of the original sale of the Public Warrants and the issuance on July 22, 1998 of a notice to redeem the Public Warrants on September 4, 1998 for $0.05 per Public Warrant. The lawsuit was dismissed, without prejudice, on September 2, 1998, and the Company rescinded the redemption of the Public Warrants that was noticed on July 22, 1998. However, the plaintiffs have agreed not to refile the lawsuit for at least four months.

     Management is not aware of any legal proceedings contemplated by any governmental authority involving the Company, its subsidiaries or their property. No director, officer or affiliate of the Company, or any associate of a director, officer or affiliate of the Company: (i) is a party adverse to the Company or its subsidiaries in any legal proceedings; or (ii) has an adverse interest to the Company or its subsidiaries in any legal proceedings. Except as described herein, the Company and its subsidiaries are not parties to any legal proceedings and there are no other material legal proceedings pending with respect to the property of the Company and its subsidiaries.

Item 4. Control of Registrant.
------------------------------

     The Company is not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of June 30, 1998, the beneficial ownership of the Company's Common Stock by each person known by the Company to own beneficially more than 10% of the Common Stock of the Company outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

     Person or Group                      Amount Owned
     ---------------           -----------------------------------

                                 Shares of     Options to Purchase    Percent of
                               Common Stock       Common Stock         Class(1)
                               ------------       ------------         --------
     Anthony So                 1,199,171(2)        303,000             45.1%
     Officers and directors     1,199,171           627,000             50.0%
       as a group (7 persons)

----------------------

(1) Based on beneficial ownership of both shares of Common Stock and options to purchase Common Stock which are immediately exercisable.

(2) Owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

     There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

Item 5. Nature of Trading Market.
---------------------------------

     The Company's Common Stock and Public Warrants are traded only in the United States over-the-counter market. The Common Stock is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") National Market under the trading symbol BNSOF; the Public Warrants are quoted under the trading symbol BNSWF on Nasdaq.

     The table set forth below presents the range, on a quarterly basis, of high and low closing sales prices per share of Common Stock and per Public Warrant as reported by Nasdaq for the last two fiscal years and for the first quarter of the fiscal year ending March 31, 1999. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.

Common Stock

         Quarter Ended                            High              Low
         -------------                            ----              ---

     Fiscal 1997
     -----------
     June 30, 1996                              $ 3-1/8          $ 2-1/4
     September 30, 1996                         $ 3-1/8          $ 2-1/8
     December 31, 1996                          $ 2-13/16        $ 2
     March 31, 1997                             $ 2-5/8          $ 1-3/4

     Fiscal 1998
     -----------
     June 30, 1997                              $ 2-1/4          $ 1-11/16
     September 30, 1997                         $ 6-1/2(2)       $ 2-1/16(2)
     December 31, 1997                          $ 8-3/8(2)       $ 5-3/8(2)
     March 31, 1998                             $ 10-1/8(2)      $ 5-7/8(2)

     Fiscal 1999
     -----------
     June 30, 1998                              $ 11-3/8(2)      $ 9-1/16(2)

Public Warrants(1)

         Quarter Ended                            High              Low
         -------------                            ----              ---

     Fiscal 1997
     -----------
     June 30, 1996                              $ 1-3/16         $ 13/32
     September 30, 1996                         $ 7/8            $ 5/8
     December 31, 1996                          $ 13/16          $ 13/32
     March 31, 1997                             $ 19/32          $ 13/32

     Fiscal 1998
     -----------
     June 30, 1997                              $ 13/32          $ 5/16
     September 30, 1997                         $ 1-1/2(2)       $ 13/32(2)
     December 31, 1997                          $ 2-3/8(2)       $ 25/32(2)
     March 31, 1998                             $ 2-9/16(2)      $ 1-1/8(2)

     Fiscal 1999
     -----------
     June 30, 1998                              $ 3-3/8(2)       $ 2-1/8(2)

----------------------

(1) The Public Warrants were issued in December 1994 pursuant to a public offering of Units each consisting of one share of Common Stock and two Public Warrants.

(2)  Reflects high and low closing prices as reported by Nasdaq.

     The 2,828,562 shares of Common Stock outstanding as of June 30, 1998 (which does not include 200,000 shares of Common Stock subscribed for by an unaffiliated party which will be issued by the Company's transfer agent in the near future), were held by approximately 312 holders of record worldwide, including 309 holders of record in the United States. Management believes that holders of record hold for approximately 1,051 beneficial holders.

Transfer and Warrant Agent

     The transfer agent and registrar for the Common Stock and the Warrant Agent for the Public Warrants is U.S. Stock Transfer Corporation, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders.
---------------------------------------------------------------------------

     There are no exchange control restrictions on payments of dividends on the Company's Common Stock or on the conduct of the Company's operations either in Hong Kong, where the Company's principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. Taxation and repatriation of profits regarding the Company's China operations are regulated by Chinese laws and regulations. To date, these controls have not had and are not expected to have a material impact on the Company's financial results. There are no material British Virgin Islands laws that impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to holders of the Company's securities who are not residents of the British Virgin Islands. British Virgin Islands law and the Company's Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote the Company's securities.

Item 7. Taxation.
-----------------

Taxation

     Under current British Virgin Islands law, the Company is not subject to tax on its income. Most of the Company's subsidiaries' profits accrue in Hong Kong, where the corporate tax rate is currently 16.5%. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or by Bonso Electronics Limited to the Company. Therefore, the overall effective tax rate of the Company may be lower than that of most United States corporations; however, such could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Hong Kong or China.

     No reciprocal tax treaty regarding withholding exists between the United States and the British Virgin Islands. Under current British Virgin Islands law, dividends, interest or royalties paid by the Company to individuals are not subject to tax as long as the recipient is not a resident of the British Virgin Islands. If the Company were to pay a dividend, the Company would not be liable to withhold any tax, but shareholders would receive gross dividends, if any, irrespective of their residential or national status.

     Dividends, if any, paid to any United States resident or citizen shareholder would be treated as dividend income for United States federal income tax purposes. Such dividends would not be eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986 (the "Internal Revenue Code"). Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders. Shareholders of the Company are urged to consult their tax advisors with regard to such possibilities and their own tax situation.

     In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

Dividend Policy

     The Company has never paid any dividends on its Common Stock and does not anticipate paying any dividends in the future. The Board of Directors has not adopted a policy with respect to the payment of dividends. The declaration of cash dividends may be considered by the Board of Directors from time to time based on the Company's results of operations. The Company's dividend policy will be dependent on its net income, financial position and capital requirements along with economic and market conditions, industry standards and other factors. In addition, dividend distribution and repatriation of profits or funds from the Company's operations in China are regulated by Chinese laws and regulations. No profits are generated from China because the Company's Chinese operations involve only the manufacture and assembly of its products which are then shipped to Hong Kong for sale and distribution. No assurance can be given, however, that such laws will not be interpreted differently in the future, in which case the Company's ability to pay dividends could be adversely affected. In light of the above, no assurance can be given as to the amount or timing of future dividend payments, if any. See Item 6 - "Exchange Controls and Other Limitations Affecting Security Holders."


Item 8. Selected Financial Data.
--------------------------------

     The selected consolidated financial data set forth below as of March 31, 1997 and 1998 and for each of the three fiscal years in the period ended March 31, 1998 are derived from the audited Consolidated Financial Statements and notes thereto, which are prepared in accordance with generally accepted accounting principles in the United States of America in United States dollars, and which appear elsewhere in this Annual Report. The selected consolidated financial data set forth below as of March 31, 1994, 1995 and 1996 and for each of the two fiscal years in the period ended March 31, 1995 have been derived from the Company's audited consolidated financial statements which do not appear in this Annual Report. The selected consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.



                                  SELECTED CONSOLIDATED FINANCIAL DATA

                                                                 Year ended March 31,
                                              --------------------------------------------------------
Income Statement Data                           1994         1995        1996       1997         1998
                                                ----         ----        ----       ----         ----
                                           (In thousands of United States dollars, except per share data)

Net sales                                     $ 12,549    $ 13,266    $ 14,248    $ 16,989    $ 23,716
Cost of sales                                   (8,502)     (8,936)     (9,412)    (12,096)    (17,071)
                                              --------    --------    --------    --------    --------
Gross margin                                     4,047       4,330       4,836       4,893       6,645
Selling expenses                                  (214)       (265)       (325)       (433)       (420)
Salaries and related costs                      (1,461)     (1,561)     (1,960)     (1,973)     (1,897)
Research and development expenses                  (11)       (108)       (173)       (122)       (159)
Administration and general expenses               (954)         98      (1,234)     (1,609)     (1,815)
Provision for permanent diminution in value
  of investment in a joint venture company        --          --          (153)       --          --
Net gain on liquidation of a joint venture
  company                                         --          --          --           160        --
                                              --------    --------    --------    --------    --------
Income from operations                           1,407       2,494         991         916       2,354
Interest income                                     94          75         127          64          73
Interest expenses                                 (384)       (560)       (607)       (532)       (503)
Less: Interest capitalized                        --          --            58          61          46
                                              --------    --------    --------    --------    --------
                                                  (384)       (560)       (549)       (471)       (457)
                                                                                              --------
Foreign exchange (losses)/gains                    (71)       (146)       (124)       (136)         35
Other income                                        21        --            76         102         243
                                              --------    --------    --------    --------    --------
Income before income taxes                       1,067       1,863         521         475       2,248
Income tax (expense)/benefit                       (72)        (67)         96          72          27
                                              --------    --------    --------    --------    --------
Income before minority interests                   995       1,796         617         547       2,275
Minority interests                                  29          47         (10)       --          --
                                              --------    --------    --------    --------    --------
Net income                                    $  1,024    $  1,843    $    607    $    547    $  2,275
                                              --------    --------    --------    --------    --------
Earnings per share  - Basic                   $   0.68    $   0.95    $   0.21    $   0.19    $   0.80
                    - Diluted                 $   0.68    $   0.95    $   0.21    $   0.19    $   0.73

                                                                     As of March 31,
                                                -------------------------------------------------------
Balance Sheet Data                                 1994        1995        1996        1997       1998
                                                   ----        ----        ----        ----       ----

Working capital                                 $   (314)   $  4,719    $  3,801    $  1,663   $  3,184
Total assets                                      12,906      18,278      20,700      20,516     20,647
Long-term debt and capital lease obligations,
  net of current maturities                        1,789          68         744         787        243
Deferred income taxes(liabilities)/assets           (120)       (103)        (49)         16         74
Shareholders' equity                               3,459      10,764      11,433      12,142     14,479



                                                   24

Item 9. Management's  Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations.
--------------

     This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under Item 1 - "Description of Business--Special Risk Factors." The following discussion and analysis should be read in conjunction with Item 8 - "Selected Financial Data" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report.

Overview

     The Company derives its revenues principally from the sale of electronic scales and electronic consumer and health care products manufactured by it in China. Net sales have grown from $12,548,770 in the fiscal year ended March 31, 1994 to $23,715,576 in the fiscal year ended March 31, 1998. The Company's sales growth was achieved with a corresponding increase in net income from $1,023,821 in the fiscal year ended March 31, 1994 to net income of $2,274,645 in the fiscal year ended March 31, 1998. The Company was operating at full capacity in its prior manufacturing facility and, in January 1997, it moved its manufacturing operations to a new facility which has approximately tripled the Company's manufacturing capacity. Management believes that the Company will be able to continue to increase sales to take advantage of its increased manufacturing capacity and improve margins and financial performance. Increased revenue and net income in future periods will depend on the Company's ability to
(i)  strengthen  its customer base by enhancing and  diversifying  its products;
(ii) increase the number of its customers; (iii) expand into additional markets;
(iv) maintain or increase sales of its products to existing customers; (v) increase production; and (vi) control all of its costs. Although labor costs are increasing in China, the Company's labor costs continue to represent a relatively small percentage of its total production costs. Management believes that increased labor costs in China will not have a significant effect on its total production costs or results of operations. Salaries and related costs have increased significantly in Hong Kong and China for senior personnel, and these increases are reflected in the higher costs experienced by the Company during the last three years. Management believes that it will be able to continue to increase its production at its new facility without substantially increasing its non-production salaries and related costs. In addition, the Company has not experienced significant difficulties in obtaining raw materials for its products, and management does not anticipate any such difficulties in the foreseeable future.

     As of the date of filing this Annual Report on Form 20-F, the Company's year to date revenues have declined when compared to the comparable period in the prior year. Management believes that this decline in revenues is attributable to a general decline in the worldwide economy and reduced orders from two of the Company's major customers. One of these customers has reduced its orders significantly and management does not believe that it is likely that this customer's orders will increase in the future. Management believes that the other major customer's order reduction is temporary and expects that orders from that customer will increase in the third and fourth fiscal quarters. Readers of this report are cautioned that both gross revenue and net income for the current fiscal year will be reduced as a result of this decline in orders. Management has initiated a cost savings program in order to reduce the effect upon the Company's net income of the reduced sales volume. The cost saving steps include a voluntary reduction in managements' salaries. Management is optimistic that the Company will be able to not only replace sales lost during the current fiscal year but to increase sales volume during the next fiscal year as a result of increased marketing activities. Readers are cautioned that there can be no assurance that management will be successful in achieving these objectives.

Results of Operations

     The following table sets forth selected income data as a percentage of net sales for the periods indicated.

                                                         Year ended March 31,
                                                      -------------------------
Income Statement Data                                  1996      1997      1998
                                                       ----      ----      ----
Net sales                                             100.0%    100.0%    100.0%
Cost of sales                                         (66.1)    (71.2)    (72.0)
                                                      -----     -----     -----
Gross margin                                           33.9      28.8      28.0
Selling expenses                                       (2.3)     (2.5)     (1.8)
Salaries and related costs                            (13.8)    (11.6)     (8.0)
Research and development expenses                      (1.2)     (0.7)     (0.7)
Administration and general expenses                    (8.6)     (9.5)     (7.6)
Provision for permanent diminution in value
  of investment in a joint venture company             (1.1)      --        --
Net gain on liquidation of a joint venture company      --        0.9       --
                                                      -----     -----     -----
Income from operations                                  6.9       5.4       9.9
Interest income                                         0.9       0.4       0.3
Interest expense                                       (4.2)     (3.1)     (2.1)
                                                      -----     -----     -----
Less: Interest capitalized                              0.4       0.3       0.2
                                                      -----     -----     -----
                                                       (3.8)     (2.8)     (1.9)
Foreign exchange (losses)/gains                        (0.9)     (0.8)      0.2
Other income                                            0.5       0.6       1.0
                                                      -----     -----     -----
Income before income taxes                              3.6       2.8       9.5
Income tax benefit                                      0.7       0.4       0.1
Income before minority interests                        4.3       3.2       9.6
Minority interests                                     (0.1)      --        --
                                                      -----     -----     -----
Net income                                              4.2%      3.2%      9.6%
                                                      =====     =====     =====

Fiscal year ended March 31, 1998 compared to fiscal year ended March 31, 1997

     Net Sales. The Company's sales increased 39.6% from $16,989,019 for the fiscal year ended March 31, 1997, to $23,715,576 for the fiscal year ended March 31, 1998, primarily as a result of increased orders received from two major customers. Increased shipments to the Company's two largest customers accounted for 32.6% of the net increase in sales. The addition of new products also contributed to the increase in net sales. A new model built-in scale and glass body scale accounted for approximately 2.4% of the net increase, and the balance of 4.6% is the result of increased orders from various existing customers.

     Gross Margin. Gross margin decreased from 28.8% to 28.0% primarily due to increased production costs and decreased selling prices for certain products.

     Selling Expenses. Selling expenses decreased by 3.0% from $432,518 for the fiscal year ended March 31, 1997 to $419,755 for the fiscal year ended March 31, 1998. This decrease was attributable primarily to better control over freight costs by shipping out larger lots of goods.

     Salaries and Related Costs. Salaries and related costs decreased by 3.9% from $1,973,021 for the fiscal year ended March 31, 1997 to $1,897,412 for the fiscal year ended March 31, 1998. This decrease was primarily due to the Company's efforts to control the number of employees.

     Research and Development. Research and development expenses increased 29.8% from $122,263 during the fiscal year ended March 31, 1997 to $158,706 for the fiscal year ended March 31, 1998, primarily as a result of the increase in new product development, such as a series of low profile bod y scales, a generic LCD scale and a new pocket scale.

     Administration and General Expenses. Administration and general expenses increased by 12.8% from $1,609,217 for the fiscal year ended March 31, 1997, to $1,814,535 for the fiscal year ended March 31, 1998. This increase was attributable primarily to a write-off of deposits on property in the amount of $78,436 and an increase in depreciation expense of $134,401 as a result of placing additional depreciable assets into service.

     Income from Operations. Income from operations increased by 157.1% from $915,569 for the fiscal year ended March 31, 1997 to $2,354,079 for the fiscal year ended March 31, 1998, primarily as a result of the factors described above.

     Other Income. Other income increased by 138.3% from $101,843 for the fiscal year ended March 31, 1997 to $242,669 for the fiscal year ended March 31, 1998, primarily as a result of increased assembly subcontracting work for a third party.

     Foreign Exchange Losses/Gains. Foreign exchange rates produced a loss of $135,780 for the fiscal year ended March 31, 1997 and a gain of $35,187 for the fiscal year ended March 31, 1998. This difference was primarily attributable to the difference between the pegged exchange rate and actu al transaction rate.

     Interest Expenses. Interest expenses decreased by 2.7% from $470,655 in the fiscal year ended March 31, 1997 to $457,838 in the fiscal year ended March 31, 1998, as a result of reduced bank borrowings.

     Income Taxes. The Company received an income tax credit of $71,368 for the fiscal year ended March 31, 1997 and $27,117 for the fiscal year ended March 31, 1998. The decrease in tax credit is basically due to the increase in tax expense of $35,926

     Net Income. Net income increased by 316.2% from $546,589 for the fiscal year ended March 31, 1997 to $2,274,645 for the fiscal year ended March 31, 1998 primarily as a result of increased turnover, better control of administrative overhead and other factors described above.

Fiscal year ended March 31, 1997 compared to fiscal year ended March 31, 1996

     Net Sales. The Company's sales increased 19.2% from $14,248,235 for the fiscal year ended March 31, 1996 to $16,989,019 for the fiscal year ended March 31, 1997, primarily as a result of the expansion of the Company's business with a new product to a new customer.

     Gross Margin. Gross margin decreased from 33.9% to 28.8% primarily due to the write-off of slow moving inventory and increased production costs.

     Selling Expenses. Selling expenses increased by 32.9% from $325,344 for the fiscal year ended March 31, 1996 to $432,518 for the fiscal year ended March 31, 1997. This increase was attributable primarily to the increase in shipping the Company's products by air freight instead of by sea freight as per request of customer.

     Salaries and Related Costs. Salaries and related costs increased 0.6% from $1,960,716 for the fiscal year ended March 31, 1996 to $1,973,021 for the fiscal year ended March 31, 1997. These costs increased due to increases in personnel and wage levels; however, the increases were offset by a reduction in the number of higher paid, administrative employees located in Hong Kong and Canada.

     Research and Development. Research and development expenses decreased 29.3% from $172,920 during the fiscal year ended March 31, 1996 to $122,263 for the fiscal year ended March 31, 1997, primarily as a result of the consolidation of research and development personnel in China.

     Administration and General Expenses. Administration and general expenses increased by 30.4% from $1,233,925 for the fiscal year ended March 31, 1996 to $1,609,217 for the fiscal year ended March 31, 1997. This increase was attributable primarily to additional cost incurred on moving the production line into the new factory during the period.

     Provision for Permanent Diminution in Value of Investment in a Joint Venture Company. The Company and its Chinese co-venturer agreed to terminate their joint venture company Shenzhen Bonso Electronics Limited in 1996. As a result, the directors of the Company estimated that a provision for permanent diminution in value of this joint venture company was necessary for the fiscal year ended March 31, 1996.

     Net Gain on Liquidation of a Joint Venture Company. During the fiscal year ended March 31, 1997, upon the liquidation of Shenzhen Bonso Electronics Limited, a gain of $159,654 was recognized by the Company, of which $152,480 represents the reversal of the provision for permanent diminution discussed above.

     Income from Operations. Income from operations decreased by 7.6% from $991,162 for the fiscal year ended March 31, 1996 to $915,569 for the fiscal year ended March 31, 1997, primarily as the result of a gain on the disposition of plant and equipment included in 1996 income from operations and the other factors referenced above.

     Other Income. Other income increased from $76,207 for the fiscal year ended March 31, 1996 to $101,843 for the fiscal year ended March 31, 1997, primarily as a result of increased subcontracting work for third parties.

     Foreign Exchange Losses. Foreign exchange rates produced a loss of $124,469 for the fiscal year ended March 31, 1996 and a loss of $135,780 for the fiscal year ended March 31, 1997. This difference was primarily attributable to differences between the pegged exchange rate in Hong Kong dollars and actual exchange transactions.

     Interest Expenses. Interest expenses decreased by 14.2% from $548,573 in the fiscal year ended March 31, 1996 to $470,655 in the fiscal year ended March 31, 1997, as a result of reduced bank borrowings.

     Income Taxes. The Company received an income tax credit of $96,444 for the fiscal year ended March 31, 1996 and $71,364 for the fiscal year ended March 31, 1997.

     Net Income. Net income decreased by 10.0% from $607,537 for the fiscal year ended March 31, 1996 to $546,589 for the fiscal year ended March 31, 1997 primarily as a result of a decrease in gross profit margin.

Seasonality

     The first calendar quarter of each year is typically the slowest sales period as the Company's manufacturing facilities in China are closed for two weeks for Chinese New Year holidays to permit employees to travel to their homes in China. Throughout the remainder of the year, the Company's products do not appear to be subject to significant seasonal variation.

     Employee incentive compensation is conditioned on the employee's return to work following the Chinese New Year and is paid to employees following the reopening of the factory after the holidays. Management believes that this method has resulted in lower employee turnover than might otherwise have occurred.

Liquidity and Capital Resources

     The Company has traditionally relied on borrowings to meet its working capital requirements. These borrowings have been supplemented by internally generated funds and trade credits from suppliers. As of March 31, 1998, the Company had in place general banking facilities with three financial institutions aggregating $6,948,717. Such facilities include the ability to obtain overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing, shipping guarantees and fixed loans. As of March 31, 1998, the Company had utilized $4,009,699 under its general banking facilities. Interest on this indebtedness fluctuates with the prime rate and HIBOR as set by the Hong Kong Bankers Association. The bank credit facilities are collateralized by certain bank deposits of the Company, by the Company's leasehold property located in Hong Kong and by a bank guarantee in the amount of $150,000. The Company's bank credit facilities are due for renewal annually. Management of the Company anticipates that the banking facilities will be renewed on substantially the same terms. Excluding the current portion of long term debt and capital lease obligations, the amounts of total short-term bank borrowings outstanding as of March 31, 1998 and 1997 were $3,199,737 and $3,728,151, respectively. During the fiscal year ended March 31, 1998, the Company paid a total of $503,896 in interest on indebtedness (including capitalized interest).

     Operating activities provided $3,262,259 of net cash for the fiscal year ended March 31, 1998 compared to $3,524,306 of net cash for the fiscal year ended March 31, 1997. The decrease from the fiscal year ended March 31, 1997 to the fiscal year ended March 31, 1998, was primarily due to decreases in accounts payable, accrued charges and deposits. Investing activities used $1,604,013 of net cash for the fiscal year ended March 31, 1998 and used $1,966,801 of net cash for the fiscal year ended March 31, 1997. The decrease in net cash used in investing activities from the fiscal year ended March 31, 1997 to the fiscal year ended March 31, 1998 was primarily due to a decrease in the acquisition of property, plant and equipment and an increase in restricted cash deposits. Financing activities used $1,294,420 of net cash for the fiscal year ended March 31, 1998 and used $1,657,826 for the fiscal year ended March 31, 1997. This decrease was primarily due to a decrease in the amount of bank borrowings repaid during the fiscal year ended March 31, 1998.

     As of March 31, 1998, the Company had $448,454 in cash and cash equivalents as opposed to $89,147 as of March 31, 1997. There are no other material unused sources of liquid assets. The Company believes that there are no material restrictions (including foreign exchange controls) on the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases.

     The Company's current ratio (current assets divided by current liabilities) increased from 1.22 as of March 31, 1997 to 1.54 as of March 31, 1998. Its quick ratio (cash and cash equivalents, restricted cash deposits and receivables divided by current liabilities) increased from 0.40 as of March 31, 1997 to 0.53 as of March 31, 1998.

     As of March 31, 1998, the Company had commitments: (i) to acquire land and buildings from third parties for an aggregate consideration of $703,415, of which $447,735 had been paid in deposits; and (ii) for construction work on an office building and staff quarters in the amount of $1,133,367 of which $766,718 had been paid as progress payments. In addition, the Company's telephone development project is expected to require substantial expenditures in the future. In order to complete development of the telephone and to acquire the necessary material, equipment and personnel to begin production of the telephone, the Company must obtain additional funds. Management estimates that the funds necessary to begin serial production of the telephone range from $3,000,000 to $9,000,000 United States Dollars, depending upon whether the Company purchases or leases equipment and the financing approaches utilized by the Company. The funds for the telephone project may come from the exercise of outstanding warrants, the offer and sale of public or private equity or debt instruments, the lease of equipment, or from loans obtained from financial institutions. To date only a minimal amount of the Company's outstanding warrants have been exercised. Readers are cautioned that there can be no assurance that the Company will be successful in obtaining the necessary funds, or that even if funds are obtained, that the telephone project will result in significant amounts of revenue or net income.

Impact of Inflation

     Management believes that inflation has not had a material effect on its business between 1997 and 1998. The Company has generally been able to modify and improve its product designs so that it could either increase the prices of its products or lower the production cost in order to keep pace with inflation. All of the Company's manufacturing is being done in China, and China is experiencing inflation. If such trend continues, the Company could incur increased labor costs with regard to its Chinese operations, resulting in higher production costs. Although the costs to the Company of certain components used in the manufacture of its products has increased significantly over the past few years, management believes that any possible significant increase in material costs would affect the entire electronics industry and thus would not have a negative material impact on the Company's competitive position.

Year 2000

     The Company, like many owners of computer software, will be required to modify portions of its software so that it will function properly in the year 2000. The Company's information technology systems are maintained under a maintenance arrangement with the primary vendor of its information technology software. The vendor has advised that it does not anticipate any problems in making the necessary modifications to the Company's software. To date the Company's accounting system has been updated for Year 2000 compliance, including upgrading of hardware. Inventory and purchasing software will be completely upgraded early next year. The total expected costs in relation to these upgrades are immaterial to the Company. Management anticipates that all necessary changes to its software will be completed before December 31, 1999, and that the Company will not experience any significant impact with respect to Year 2000 compliance with the Company's non-information technology systems and equipment.

Taxation

     Under current British Virgin Islands law, the Company is not subject to tax on its income. Most of the Company's profits accrue in Hong Kong, where the corporate tax rate is currently 16.5%. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or by Bonso Electronics Limited to the Company. Therefore, the overall effective tax rate of the Company may be lower than that of most United States corporations; however, such could be materially and adversely affected by changes in the tax laws applicable to the Company.

Exchange Rates

     The Company sells most of its products to international customers. The Company's principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia. Other markets are other European countries (such as the United Kingdom), Australia and Africa. Sales to international customers are made directly from the Company to its customers. The Company sells all of its products in United States dollars and pays for its material components principally in United States and Hong Kong dollars. A very small portion of the components used by the Company are paid for in Japanese yen. Most factory expenses incurred by the Company are paid in Chinese renminbi. Because the Hong Kong dollar is pegged to the United States dollar, the only material foreign exchange risk to the Company arises from potential fluctuations in the Chinese renminbi; however, the Chinese renminbi was very stable in the past fiscal year and it is unlikely that there will be material fluctuations in the coming year. The Company does not currently engage in hedging transactions, and does not intend to do so in the future.

Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued certain pronouncements which are not effective with respect to the fiscal years presented in the consolidated financial statements.

     SFAS No. 130, "Reporting Comprehensive Income," is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. This statement establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements; it does not address issues of recognition of measurement. The primary element of comprehensive income applicable to the Company is the foreign currency cumulative translation adjustment. The adoption of SFAS No. 130 will have no impact on the Company's consolidated results of operations, financial position or cash flows.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. This statement establishes guidelines for the way that public business enterprises report information about operating segments in financial statements. This statement also establishes guidelines for related disclosures about products and services, geographic areas and major customers. The Company has evaluated the disclosure requirements of SFAS No. 131 and believes the adoption will not have a material impact on its future disclosure requirements.

     SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods provided for comparative purposes is required. This statement revises employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other post-retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. The statement suggests combined formats for presentation of pension and other post-retirement benefit disclosures. The Company has evaluated the disclosure requirements of SFAS No. 132 and believes the adoption will not have a material impact on its future disclosure requirements.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for fiscal years beginning after June 15, 1999. Restatement of disclosures for earlier periods provided for comparative purposes is required. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

Item 10. Directors and Officers of Registrant.
----------------------------------------------

     The directors and executive officers of the Company are as follows:

Name                    Age     Position with the Company
----                    ---     -------------------------

Anthony So               54     President, Chief Executive Officer, Secretary,
                                Treasurer, Chief Financial Officer, Chairman of the Board and Director

Kim Wah Chung            40     Director of Engineering and Research and
                                Development and Director

Kam Sun Luk              53     General Manager and Director

Cathy, Kit Teng Pang     35     Director of Finance and Director

Henry F. Schlueter       47     Assistant Secretary

Woo-Ping Fok             49     Director

George O'Leary           60     Director


     ANTHONY SO is the founder of the Company. He has been President, Chairman of the Board of Directors and Treasurer of the Company since its inception and has been Secretary of the Company since July 1991. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a masters degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic year. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

     KIM WAH CHUNG has been a director of the Company since September 21, 1994. Mr. Chung has been employed by the Company since 1981 and currently holds the position of Director of Engineering and Research and Development. Mr. Chung is responsible for all research projects and product developm ent of the Company. Mr. Chung's entire engineering career has been spent with the Company, and he has been involved with every major product development made by the Company. Mr. Chung was graduated with honors in 1981 from the Chinese University of Hong Kong with a Bachelor of Science degree in electronics.

     KAM SUN LUK was elected to the Board of Directors of the Company on September 21, 1994 and has been employed by the Company as Director of New Projects and Quality Control since October 1993. Mr. Luk obtained his bachelors degree in electrical engineering from National Taiwan University in 1968. Mr. Luk is also a member of the Institute of Electrical Engineers United Kingdom and a Chartered Engineer in Electrical Engineering. Mr. Luk was employed by Semiconductor Devices Ltd. of Hong Kong in a variety of positions between 1970 and 1992 when he joined the Company, including serving as Semiconductor Devices' General Manager and Senior Vice President.

     CATHY, KIT TENG PANG has been a director of the Company since January 1, 1998. Ms. Pang was first employed by the Company as Financial Controller in December 1996 and was promoted to Director of Finance on January 1, 1998. Ms. Pang was employed as an auditor in an international audit firm from 1987 to 1991, at which time she joined a Hong Kong Listed company in the field of magnetic industry as Assistant Financial Controller. From 1994 until she joined the Company in 1996, she was employed as Deputy Chief Accountant in a management and property development company in Hong Kong and China. Ms. Pang has a Bachelor of Business Administration degree from York University in Toronto, Canada. She is a member of the American Institute of Certified Public Accountants and of the Hong Kong Society of Accountants.

     HENRY F. SCHLUETER has served as Assistant Secretary of the Company since October 6, 1988. Since 1992, Mr. Schlueter has been the managing director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations and the Wyoming State Bar. Mr. Schlueter received his law degree from the University of Wyoming College of Law in 1978. Mr. Schlueter is an officer and director of JNS Marketing, Inc., an Exchange Act reporting company.

     WOO-PING FOK was elected to the Board of Directors of the Company on September 21, 1994. Mr. Fok and his firm, Norman M.K. Yeung & Co., have served as Hong Kong counsel to the Company since 1993. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of
Australian Capital Territory. Mr. Fok practices law in Hong Kong and is a partner with Norman M.K. Yeung & Co. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international tr ade with a special emphasis in China trade matters.

     GEORGE O'LEARY has been a director of the Company since January 1997. From November 1994 to the present time, Mr. O'Leary has been President of Pacific Rim Products, Newport Beach, California, a trading company that provides offshore sourcing alternatives to U.S. based electronics companies. For eight years prior to 1994, Mr. O'Leary was President, CEO and a director of Micro General Corporation, Santa Ana, California, a manufacturer and distributor of mechanical and electronic scale products. For eight years prior to that, Mr. O'Leary was Vice President and General Manager of Lanier Business Products, Atlanta, Georgia, a manufacturer and distributor of office products. Mr. O'Leary has a Bachelor of Science degree in Electrical Engineering from Northeastern University, Boston, Massachusetts.

     At the present time no family relationship exists among any of the named directors and executive officers; however, Mr. Cham Some So, who served as a director until his resignation on April 30, 1998, is the father of Anthony So. No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.



Item 11. Compensation of Directors and Officers .
-------------------------------------------------

Executive Officers and Directors

     The following table sets forth certain information as to the compensation paid to certain of the Company's executive officers and directors and for all directors and executive officers as a group for the year ended March 31, 1998:

                                                                          Cash            Non-Cash
Name of Individual             Capacities in Which Served             Compensation      Compensation
------------------             --------------------------             ------------      ------------

Anthony So                 President, Chief Executive Officer,
                           Secretary, Treasurer, Chief Financial
                           Officer, Chairman of the Board and
                           Director                                   $  401,873(1)      $ 98,687(1)

Kim Wah Chung              Director of Engineering and Research
                           and Development and Director               $   88,162(2)      $ 52,013(2)

Kam Sun Luk                Director of New Projects and Quality
                           Control and Director                       $  102,308(3)      $  4,615(3)

Cathy Pang                 Director of Finance and Director           $   22,885         $  1,144

Henry F. Schlueter         Assistant Secretary                        $  --              $  --

Woo Ping Fok               Director                                   $  --              $  --

George O'Leary             Director                                   $  354,835(4)      $  --

Cham Some So               Director(5)                                $   66,410         $  --

All directors and
officers as a group (8 persons)                                       $1,036,473         $156,459

----------------------

(1) Cash compensation consists of emoluments of $401,873. Non-cash compensation consists of a $12,500 contribution to the Company's Provident Fund Plan, life insurance of $6,187 and the value of housing provided to Mr. So valued at $80,000 during fiscal 1998. See "Provident Fund Plan," below, and Item
     13 - "Interest of Management in Certain Transactions."

(2) Cash compensation consists of emoluments of $88,162. Non-cash compensation consists of a $8,500 contribution to the Company's Provident Fund Plan, life insurance of $5,051 and a housing allowance of $38,462. See "Provident
     Fund Plan," below, and Item 13 - "Interest of Management in Certain Tr ansactions."

(3) Cash compensation consists of emoluments of $102,308. Non-cash compensation consists of a $4,615 contribution to the Company's Provident Fund Plan. See
     "Provident Fund Plan," below.

(4)  Consists of payments made pursuant to a sales  commission  arrangement with
     the   Company.   See  Item  13  -  "Interest  of   Management   in  Certain
     Transactions."

(5) Consists of $66,410 paid as a director's fee. Mr. Cham Some So resigned from the Board of Directors as of April 30, 1998.

     The Company did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 1998, other than contributions to the Company's Provident Fund
Plan which aggregated $26,759 for officers and directors in 1998.

                                       34

Directors

     Except for Cham Some So, who was paid director's fees of $66,410 during the fiscal year ended March 31, 1998, directors do not receive any additional monetary compensation for serving as directors of the Company. However, outside directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. (See "Stock Option Plans--The 1996 Non-Employee Directors' Stock Option Plan," below, and Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries.") All directors are reimbursed for all reasonable expenses incurred in connection with services as a director.

Provident Fund Plan

     On January 1, 1988, the Company started a provident fund plan with a major international assurance company to provide life insurance and retirement benefits to its employees. All permanent full-time employees, excluding employees of the China subsidiary, are eligible to join the plan.

     Each participant is required to contribute 5% of his salary, which amount is deducted monthly from the participant's salary. The contribution by the Company is either 5%, 7.5% or 10% of the participant's salary, depending on whether the length of the participant's service is less than five years, between five and ten years or more than ten years, respectively.

     At normal retirement age or "ill health" (defined essentially as disability), the participant is entitled to receive from the plan a lump sum equal to the total of the participant's and the Company's balances. On resignation prior to normal retirement age, a participant is entitled to receive from the plan a lump sum equal to his balance plus a percentage of the employer's balance determined in accordance with a predetermined scale. Upon the death of a participant, the benefit (calculated as at normal retirement age) is paid to the employer to be held in trust for the participant's beneficiaries and paid to them as the employer determines.

     The Company's aggregate contributions to the Provident Fund Plan for the years ended March 31, 1996, 1997 and 1998 amounted to $41,414, $54,924 and $45,227, respectively.

Stock Option Plans

The 1996 Stock Option Plan

     In August 1996, the Board of Directors of the Company adopted the 1996 Stock Option Plan (the "Employees' Plan") which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of the Company's Common Stock. The purpose of the Employees' Plan is to make options available to management and employees of the Company in order to encourage them to secure or increase on reasonable terms their stock ownership in the Company and to encourage them to remain in the employ of the Company.

     The Employees' Plan will be administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the Employees' Plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the Employee Plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by such optionee.

     The exercise price of an option granted pursuant to the Employees' Plan may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above.

The 1996 Non-Employee Directors' Stock Option Plan

     In August 1996, the Board of Directors of the Company adopted a 1996 Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Plan") which provides for the grant of options to purchase an aggregate of not more than 100,000 shares of the Company's Common Stock. The purpose of the Non-Employee Directors' Plan is to promote the long-term success of the Company by creating a long-term mutuality of interests between the non-employee directors and the stockholders of the Company, to provide an additional inducement for such directors to remain with the Company and to provide a means through which the Company may attract able persons to serve as directors of the Company. The Non-Employee Directors' Plan will be administered by a committee (the "Committee") appointed by the Board of Directors.

     Under the Non-Employee Directors' Plan, on the third business day following each Annual Meeting of the stockholders, each director who is not then an employee of the Company or any of its subsidiaries will automatically be granted a stock option to purchase 10,000 shares of Common Stock. The exercise price of all options granted under the Non-Employee Directors' Plan will be equal to the fair market value of the underlying shares on the date of grant, based on guidelines set forth in the Non-Employee Directors' Plan. The exercise price may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above. The term of each option granted pursuant to the Non-Employee Directors' Plan will be ten years from the date of grant; however, no such option may be exercised during the first six months of its term. The term of an option granted pursuant to the Non-Employee Directors' Plan may be reduced in the event that the optionee ceases to be a director of the Company. No option granted pursuant to the Non-Employee Directors' Plan will be transferable otherwise than by will or the laws of descent and distribution.


Item 12. Options to Purchase Securities from Registrant or Subsidiaries.
------------------------------------------------------------------------

Public Warrants

     As a result of a public offering of Units conducted in December 1994, the Company issued 2,200,000 Public Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock at $7.35 per share. By their terms, the Public Warrants expire on December 14, 1999, unless extended.

Representatives' Warrants

     In conjunction with a public offering of Units conducted in December 1994, the Company issued Representatives' Warrants entitling the holders thereof to purchase up to 110,000 Units, each Unit to consist of one share of Common Stock and two Public Warrants, at an exercise price of $9.1875 per Unit. The
Representatives' Warrants are exercisable until December 16, 1999. Upon any transfer after December 15, 1996 to a person other than an officer, shareholder or director of the Representatives, the transferred Representatives' Warrants must be exercised immediately or they will lapse. In addition, the Company granted certain rights to the holders of the Representatives' Warrants under the Securities Act.

Options

     The following table sets forth all options to purchase Common Stock granted by the Company which are outstanding as of the date of this Annual Report.

     Number of              Exercise Price               Expiration
      Options                  per Share                    Date
      -------                  ---------                    ----

      20,000                     $2.25                October 16, 2006
      420,000                    $2.00                January 31, 2007
      40,000                     $5.06                September 8, 2007
      220,000                    $6.20                  January 2008

Item 13. Interest of Management in Certain Transactions.
--------------------------------------------------------

     Over the years, the Company has provided to and received cash advances from its officers and directors. In October 1994, the Board of Directors adopted a policy resolution prohibiting the Company from making any loan or advance of money or property, or guaranteeing the obligation of any directors of the Company, and limiting the Company's ability to make such loans, advances or guarantees to officers of the Company or its subsidiaries unless a majority of independent, disinterested outside directors determine that such loan, advance or guarantee may reasonably be expected to benefit the Company. Further, all future material affiliated transactions, loans and loan guarantees, if any, will be made on terms that are no less favorable to the Company than those that are generally available from unaffiliated third parties. The Company has neither provided nor received any cash advances to it officers or directors since this policy resolution was adopted.

     It is common practice in Hong Kong, the location of the Company's principal executive offices, to provide a housing allowance or living accommodations for senior executives as part of their compensation. The Company provides Mr. Anthony So with living accommodations consisting of a Company-owned townhouse, for which the Company paid a total purchase price of approximately $1,337,000. The Company valued this benefit at $80,000 during the fiscal year ended March 31, 1998. The Company also provides Mr. Kim Wah Chung, its Director of Engineering and Research and Development and a director of the Company, with a housing allowance which amounted to $38,462 during the fiscal year ended March 31, 1998.

     Mr. George O'Leary, a director of the Company, is paid a commission on orders placed by customers which he obtains for the Company. The amount of the commission is negotiated on a deal-by-deal basis, without a written agreement. During the fiscal year ended March 31, 1998, Mr. O'Leary was paid an aggregate of $354,835 in commissions.


                                     PART II
                                     -------

Item 14. Description of Securities to be Registered.
----------------------------------------------------

     Not applicable.

                                    PART III
                                    --------

Item 15. Defaults Upon Senior Securities.
-----------------------------------------

     Not applicable.

Item  16.   Changes  in  Securities  and  Changes  in  Security  for  Registered
--------------------------------------------------------------------------------
Securities.
-----------

     On July 22, 1998 the Company issued a notice to redeem the Public Warrants on September 4, 1998 for $0.05 per Public Warrant. On September 2, 1998, the notice to redeem was rescinded.

                                     PART IV
                                     -------

Item 17. Financial Statements.
------------------------------

     Not applicable.

Item 18. Financial Statements.
------------------------------

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this Annual Report on Form 20-F.

Item 19. Financial Statements and Exhibits.
-------------------------------------------

     (a) The  following  Financial  Statements  are filed as part of this Annual
Report:

                                                                      Page
                                                                      ----
     Index to Consolidated Financial Statements                        F-1
     Report of Independent Accountants                                 F-2
     Consolidated Balance Sheets as of March 31, 1997 and 1998         F-3
     Consolidated Statements of Income for the years ended             F-4
     March 31, 1996, 1997 and 1998
     Consolidated Statements of Shareholders' Equity for the years     F-5
     ended March 31, 1996, 1997 and 1998
     Consolidated Statements of Cash Flows for the years ended         F-6
     March 31, 1996, 1997 and 1998
     Notes to Consolidated Financial Statements                   F-7 through 25

     The following Exhibits are filed as part of this Annual Report, or are incorporated by reference to previously filed documents:

Exhibit No.                          Description
-----------                          -----------

    10.1 Lease for real property located at Universal Industrial Centre, (1) 23-25 Shan Mei Street, Fo Tan, Shatin, New Territories, Hong Kong

    10.2  English  translation  of Amendment to Contract for the Use of      (1)
          Land and Supply of Workers between the Company and Shenzhen Boaon
          Fuan Industrial Company

--------------------------

(1) This document has been previously filed as an Exhibit to the Registrant's Registration Statement on Form F-3 (SEC Registration No. 333-9002), and is hereby incorporated by reference.

              Bonso Electronics International Inc. and Subsidiaries
                   Index to Consolidated Financial Statements



Contents                                                                 Pages


Report of Independent Accountants ....................................    F-2


Consolidated Balance Sheets as of March 31, 1997 and 1998 ............    F-3


Consolidated Statements of Income for the years ended ................    F-4
 March 31, 1996, 1997 and 1998


Consolidated Statements of Changes in Shareholders' Equity for the ...    F-5
 years ended March 31, 1996, 1997 and 1998


Consolidated Statements of Cash Flows for the years ended ............    F-6
 March 31, 1996, 1997 and 1998


 Notes to Consolidated Financial Statements ......................   F-7 to F-25

Coopers certified public accountants      SUNNING PLAZA      telephone 2839-4321
& Lybrand                                 10 Hysan Avenue    telegrams Colybrand
                                          Hong Kong          telex HX 74378
                                                             fax 2576-5356






                        Report of Independent Accountants


 Board of Directors and Shareholders
 Bonso Electronics International Inc. and Subsidiaries


     We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and Subsidiaries (the "Group") as of March 31, 1997 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bonso Electronics International Inc. and Subsidiaries as of March 31, 1997 and 1998 and the results of their operations and cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles in the United States of America.




Coopers & Lybrand



Hong Kong,
May 29, 1998
except as to the information presented
in Note 18, for which the date is
September 30, 1998


                            Bonso Electronics International Inc. and Subsidiaries
                                         Consolidated Balance Sheets
                                     (Expressed in United States Dollars)

                                                                                 March 31
                                                                      -----------------------------
                                                                         1997               1998
               Assets                                                          $                   $
Current assets
  Cash and cash equivalents                                               89,147             448,454
  Restricted cash deposits  (Note 8)                                     886,320             952,267
  Trade receivables, net (Note 2)                                        970,490             964,958
  Inventories, net (Note 3)                                            6,141,788           5,966,700
  Notes receivable                                                       767,533             340,518
  Income tax recoverable                                                  33,818                --
  Deferred income tax assets - current (Note 6(d))                        16,204              35,088
  Other  receivables,  deposits  and  prepayments                        344,620             400,924
                                                                     -----------         ----------
  Total  current assets                                                9,249,920           9,108,909
                                                                     -----------         ----------
Deposits (Note 11(b))                                                    461,554             447,735
Deferred income tax assets - non  current  (Note  6(d))                      199              38,430
Property, plant and equipment
  Leasehold land and buildings                                         7,187,364           7,259,414
  Construction-in-progress                                                19,103             785,364
  Plant and machinery                                                  2,954,370           3,385,846
  Molds                                                                2,082,940           2,108,967
  Furniture, fixtures and equipment                                    2,236,628           2,122,805
  Motor vehicles                                                         207,050             306,946
                                                                     -----------         ----------
                                                                      14,687,455          15,969,342
Less: accumulated depreciation and amortization                       (3,883,517)         (4,917,853)
                                                                     -----------         ----------
  Net property, plant and equipment                                   10,803,938          11,051,489
                                                                     -----------         ----------
  Total assets                                                        20,515,611          20,646,563
                                                                     ===========         ==========

                      Liabilities and shareholders'  equity

Current  liabilities
  Bank overdrafts (Note 8)                                               780,976             600,721
  Notes payable (Note 8)                                               1,993,533           2,260,384
  Accounts  payable                                                    1,745,617           1,560,954
  Accrued charges and deposits                                         1,382,026             482,222
  Income  taxes  payable                                                    --                30,000
  Short-term  loans (Note 8)                                             953,642             338,632
  Current portion of long-term debt and
   capital lease obligations (Notes 5 and 7(a))                          730,780             652,041
                                                                     -----------         ----------
  Total current liabilities                                            7,586,574           5,924,954
                                                                     -----------         ----------
Long-term debt and capital lease obligations, net of
   current maturities (Notes 5 and 7(a))                                 786,685             242,889
Commitments and contingencies (Note 11)
Minority interests (Note 13)                                                --                 --
Shareholders'equity (Notes 9(b), 14 and 15)
  Common stock par value $0.003 per share - authorized
   shares - 23,333,334
   - issued and outstanding shares - 2,828,562                                                             8,477               8,485
  Additional  paid-in capital                                          8,705,917           8,724,503
  Promissory  note  receivable from
   shareholder (Note 9(b))                                                  --            (1,350,000)
  Common stock subscribed (Note 9(b))                                       --             1,350,000
  Retained earnings                                                    3,237,559           5,512,204
  Cumulative translation adjustment                                      190,399             233,528
                                                                     -----------         ----------
                                                                      12,142,352          14,478,720
                                                                     -----------         ----------
  Total liabilities and shareholders' equity                          20,515,611          20,646,563
                                                                     ===========         ==========


                           See notes to these consolidated financial statements

                                                   F-3






                            Bonso Electronics International Inc. and Subsidiaries
                                        Consolidated Statements of Income
                                       (Expressed in United States Dollars)

                                                                        Year ended March 31
                                                      --------------------------------------------------------
                                                         1996                  1997                  1998
                                                      ----------            -----------            -----------
                                                               $                      $                      $

Net sales (Note 16)                                   14,248,235             16,989,019             23,715,576
Cost of sales                                          9,411,688             12,096,085             17,071,089
                                                     -----------            -----------            -----------
Gross margin                                           4,836,547              4,892,934              6,644,487

Selling expenses                                         325,344                432,518                419,755
Salaries and related costs                             1,960,716              1,973,021              1,897,412
Research and development expenses                        172,920                122,263                158,706
Administration and general expenses                    1,233,925              1,609,217              1,814,535
Provision for permanent diminution in
  value of investment in a joint venture
  company (Note 13)                                      152,480                   --                     --
Net gain on liquidation of a joint venture
  company (Note 13)                                         --                 (159,654)                  --
                                                     -----------            -----------            -----------

Income from operations                                   991,162                915,569              2,354,079

Interest income                                          127,061                 64,248                 73,431

Interest expenses                                       (606,300)              (532,068)              (503,896)
Less: Interest capitalized                                57,727                 61,413                 46,058

                                                        (548,573)              (470,655)              (457,838)
Foreign exchange (losses)/gains                         (124,469)              (135,780)                35,187
Other income                                              76,207                101,843                242,669
                                                     -----------            -----------            -----------

Income before income taxes                               521,388                475,225              2,247,528

Income tax benefit (Note 6(c))                            96,444                 71,364                 27,117
                                                     -----------            -----------            -----------

Income before minority interests                         617,832                546,589              2,274,645

Minority interests (Note 13)                             (10,295)                  --                     --
                                                     -----------            -----------            -----------

Net income                                               607,537                546,589              2,274,645
                                                     ===========            ===========            ===========

Earnings per share (Note 12)
   Basic                                                    0.21                   0.19                   0.80
                                                     ===========            ===========            ===========

   Diluted                                                  0.21                   0.19                   0.73
                                                     ===========            ===========            ===========


                                     See notes to these consolidated financial statements


                                                               F-4


                                 Bonso Electronics International Inc. and Subsidiaries
                              Consolidated Statements of Changes in Shareholders' Equity
                                              (Expressed in United States Dollars)

                                                               Promissory
                                Common stock                      note
                         ----------------------- Additional    receivable       Common                   Cumulative       Total
                            Shares    Amount       paid-in        from           stock       Retained    translation   shareholders'
                         outstanding outstanding   capital     shareholder    subscribed     earnings    adjustment      equity
                         ----------- -----------   -------     -----------    ----------     --------    ----------    -------------
                                  $         $             $              $              $             $          $              $
Balance, March 31,
  1995                    2,825,949     8,477     8,705,917           --             --       2,083,433    (33,661)    10,764,166

Net income                     --        --            --             --             --         607,537       --          607,537

Cumulative translation
  adjustment                   --        --            --             --             --            --       61,090         61,090
                          ---------   -------   -----------    -----------    -----------   -----------   --------    -----------
Balance, March 31
  1996                    2,825,949     8,477     8,705,917           --             --       2,690,970     27,429     11,432,793

Net income                     --        --            --             --             --         546,589       --          546,589

Cumulative translation
  adjustment                   --        --            --             --             --            --       57,746         57,746

Reversal upon liquidation
  of a joint venture
  company                      --        --            --             --             --            --      105,224        105,224
                          ---------   -------   -----------    -----------    -----------   -----------   --------    -----------
Balance, March 31,
  1997                    2,825,949     8,477     8,705,917           --             --       3,237,559    190,399     12,142,352

Common stock issued
  upon exercise of
  warrants (Note 15)          2,613         8        18,586           --             --            --         --           18,594

Net income                     --        --            --             --             --       2,274,645       --        2,274,645

Cumulative translation
  adjustment                   --        --            --             --             --            --       45,779         45,779

Common stock subscribed
  (Note 9(b))                  --        --            --       (1,350,000)     1,350,000          --         --             --

Reversal upon liquidation
  of a subsidiary              --        --            --             --             --            --       (2,650)        (2,650)
                          ---------   -------   -----------    -----------    -----------   -----------   --------    -----------

Balance, March 31,
  1998                    2,828,562     8,485     8,724,503     (1,350,000)     1,350,000     5,512,204    233,528     14,478,720
                          =========   =======   ===========    ===========    ===========   ===========   ========    ===========







                                       See notes to these consolidated financial statements

                                                               F-5


                                    Bonso Electronics International Inc. and Subsidiaries
                                            Consolidated Statements of Cash Flows
                                             (Expressed in United States Dollars)

                                                                               Year ended March 31
                                                                --------------------------------------------------
                                                                   1996                 1997               1998
                                                                ----------           ---------           ---------
                                                                         $                   $                   $
 Cash flows from operating activities
   Net income                                                      607,537             546,589           2,274,645
   Adjustments to reconcile net income
     to net cash provided by operating activities:
     Depreciation                                                  675,452             681,730             942,894
     Amortization                                                  117,157             279,201             482,214
     Other                                                          69,910             (71,716)            113,794
   Changes in assets and liabilities,
     net of disposed subsidiary:
   Trade receivables                                                73,324             394,234              45,929
   Other receivables, deposits and prepayments                     722,645             773,636             (57,577)
   Notes receivable                                                157,656            (535,685)            427,015
   Inventories                                                  (2,265,288)            275,537              53,994
   Accounts payable, accrued charges and deposits                  416,252           1,237,089          (1,084,467)
   Other                                                           (43,702)            (56,309)             63,818
                                                                ----------          ----------          ----------


   Net cash provided by operating activities                       530,943           3,524,306           3,262,259
                                                                ----------          ----------          ----------

Cash flows from investing activities

   Restricted cash deposits                                      1,115,527             664,820             (65,947)
   Deposit for properties                                             --                  --               (64,215)
   Proceeds from disposal of property,
     plant and equipment                                            91,231             212,494              83,418
   Acquisition of property, plant and equipment                 (3,215,030)         (2,844,115)         (1,557,269)
                                                                ----------          ----------          ----------

   Net cash used in investing activities                        (2,008,272)         (1,966,801)         (1,604,013)
                                                                ----------          ----------          ----------

 Cash flows from financing activities

   Proceeds from issuance of long-term debt                      1,025,640                --                  --
   Principal payments under long-term debt                            --              (307,692)           (410,256)
   Capital lease payments                                         (130,305)           (169,569)           (355,750)
   Net borrowings/(repayment)under
     banking facilities                                            531,717          (1,180,565)           (528,414)
                                                                ----------          ----------          ----------


   Net cash provided by/(used in) financing activities           1,427,052          (1,657,826)         (1,294,420)
                                                                ----------          ----------          ----------


 Effect of foreign exchange rate changes on cash                    61,090              23,457              (4,519)
                                                                ----------          ----------          ----------

   Net increase/(decrease) in cash                                  10,813             (76,864)            359,307
 Cash and cash equivalents, beginning of year                      155,198             166,011              89,147
                                                                ----------          ----------          ----------

 Cash and cash equivalents, end of year                            166,011              89,147             448,454



 Supplemental disclosure of cash flow information

 Cash paid during the year for:
   Interest paid, net of amounts capitalized                       548,573             470,655             457,838
   Income tax paid, net of refund                                    1,469              50,383             (33,818)


                                         See notes to these consolidated financial statements

                                                                 F-6

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1  Description of business and significant accounting policies

Bonso Electronics International Inc. ("the Company") and its subsidiaries are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, electronic consumer and health products.

The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include provisions made against inventories and trade receivables. Actual results could differ from those estimates.

The significant accounting policies are as follows:

(a)  Principles of consolidation

The consolidated financial statements include the accounts of the Company and its foreign subsidiaries (hereinafter collectively referred to as the "Group"). All significant intercompany accounts and transactions are eliminated.

(b)  Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value because of the short term maturity of these instruments.

(c)   Inventories

Inventories are stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis. Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of completion and disposal.

(d)  Revenue recognition

Revenue is recognized when the products are shipped to customers.

(e)  Property, plant and equipment

(i) Property, plant and equipment are stated at cost. Leasehold land and buildings are amortized on a straight-line basis over 15 to 50 years, representing the shorter of the remaining term of the lease or the expected useful life to the Group.

(ii) Construction-in-progress represents factories and office buildings under construction and is stated at cost. Cost includes the costs of construction and interest charges arising from borrowings used to finance these assets during the period of construction. Construction-in-progress is not depreciated during the period of construction.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (cont'd)

(e)  Property, plant and equipment (cont'd)

(iii)Other  fixed  assets  are  carried  at  cost  and  depreciated   using  the
     straight-line method over their expected useful lives to the Group. The principal annual rates used for this purpose are:

             Plant and machinery                    -    14%  to 33.3%
             Molds                                  -    20%
             Furniture, fixtures and equipment      -    20%
             Motor vehicles                         -    20%

(iv) The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year incurred.

(v) Any gain or loss on disposal is included in the Consolidated Statements of Income.

(f)  Research and development costs

Research and development costs are charged to expense as incurred.

(g)  Advertising

Advertising costs are expensed as incurred and are included within selling expenses.

Total advertising costs incurred for the years ended March 31, 1996, 1997 and 1998 amounted to $32,961, $22,315 and $9,078, respectively.

(h)   Deferred income taxes

Amounts in the consolidated financial statements related to income taxes are calculated using the principles of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carry forwards, are recognized to the extent that realization of such benefits is more likely than not to occur.

(i)   Capitalization of interest costs

Interest attributable to borrowings used to finance the construction of factories and office buildings is capitalized as an additional cost of the related assets. Interest is capitalized by applying the weighted average interest rate on borrowings outstanding during the year or, where applicable, the interest rate related to specific borrowings, to the average amount of the accumulated expenditures for the assets during the period. Capitalization of interest ceases when the property is ready for its intended use.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (cont'd)

(j)  Foreign currency translations

(i) The functional currency of the Company and one of its Hong Kong subsidiaries is the United States dollar and the functional currency of the other Hong Kong subsidiaries is the Hong Kong dollar. The functional currency of the Company's subsidiaries in the PRC is the Renminbi, the national currency of the PRC. The functional currency of the Company's subsidiary in Canada, which was liquidated during the year, is the Canadian dollar.

(ii) The financial statements of foreign subsidiaries where the U.S. dollar is the functional currency and which have certain transactions denominated in non-U.S. dollar currencies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of local currencies into U.S. dollars creates translation adjustments which are included in net income.

(iii)The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for statement of income.
     Adjustments resulting from translation of financial statements are reflected as a separate component of shareholders' equity.

(k)  Adoption of new accounting standards for calculation of Earnings Per Share

The Group adopted the provisions of SFAS No.128 "Earnings per Share". This statement establishes guidelines for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. This replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS for all entities with complex capital structures. The Group adopted this standard from December 15, 1997. The comparative basic and diluted EPS have been restated in the Consolidated Statements of Income.

(l)  Recent accounting pronouncements

The Financial Accounting Standards Board has issued certain pronouncements which are not effective with respect to the fiscal years presented in the consolidated financial statements.

SFAS No. 130, "Reporting Comprehensive Income", is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. This statement establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements; it does not address issues of recognition or measurement. The primary element of comprehensive income applicable to the Group is the foreign currency cumulative translation adjustment. The adoption of SFAS No. 130 will have no impact on the Group's consolidated results of operations, financial position or cash flows.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. This statement establishes guidelines for the way that public business enterprises report information about operating segments in financial statements. This statement also establishes guidelines for related disclosures about products and services, geographic areas, and major customers. The Group has evaluated the disclosure requirements of SFAS No. 131 and believes the adoption will not have a material impact on its future disclosure requirements.

             Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1   Description of business and significant accounting policies (cont'd)

(l)  Recent accounting pronouncements (cont'd)

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement benefits" is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods provided for comparative purposes is required. This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. The statement suggests combined formats for presentation of pension and other postretirement benefit disclosures. The Group has evaluated the disclosure requirements of SFAS No. 132 and believes the adoption will not have a material impact on its future disclosure requirements.

(m)   Reclassifications

Reclassifications of certain prior period balances have been made to conform with the current method of presentation.

2    Allowance for doubtful accounts

Changes in the allowance for doubtful accounts consist of:

                                               1996       1997       1998
                                              ------     ------     ------
                                                   $          $           $

Balance, April 1                                --       52,919      99,856
Additions charged to expense                  52,919     46,937        --
Write-off                                       --         --       (26,126)
Provision written back                          --         --       (40,397)
                                              ------     ------      ------
 Balance, March 31                            52,919     99,856      33,333
                                              ======     ======      ======

 3    Inventories

(a)   The components of inventories are as follows:

                                                          March 31
                                                  -------------------------
                                                    1997             1998
                                                  ---------        --------
                                                          $                $
Raw materials                                     3,603,760        4,288,182
Work in progress                                    791,265          849,343
Finished goods                                    1,893,293        1,096,799
                                                  ---------        ---------
                                                  6,288,318        6,234,324
Inventories reserves                               (146,530)        (267,624)
                                                  ---------        ---------
                                                  6,141,788        5,966,700
                                                  =========        =========

             Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

3   Inventories (cont'd)

(b) Changes in the inventories reserves consist of the following:

                                             1996          1997           1998
                                           --------      --------       --------
                                                  $             $              $

Balance, April 1                             34,000        49,014        146,530
Additions charged to expense                 15,014       131,516        121,094
Write-off                                      --         (34,000)          --
                                           --------      --------       --------
Balance, March 31                            49,014       146,530        267,624
                                           ========      ========       ========

4   Equity investment in an affiliate

As of March 31, 1997, the Company had a 75% interest in Beijing Cobell and Bonso Electronics Company Limited ("BCBE"), an equity joint venture established in the People's Republic of China excluding Hong Kong ("PRC"). The Company made cash contributions to BCBE totalling $787,500 and is entitled to 75% of the results of BCBE. As of March 31,1995, BCBE ceased business and a provision for permanent diminution in value of BCBE amounting to $223,596 and representing the carrying value of the venture in full was considered necessary and made at that time. During the year ended March 31, 1998, the investment in the venture has been completely written off as BCBE is in the process of liquidation.

5    Long-term debt

Long-term debt denominated in Hong Kong dollars consists of the following:

                                                                March 31
                                                           -------------------
                                                            1997        1998
                                                          --------     -------
                                                                 $           $
Loan payable to a bank at HIBOR plus 2.25
%(8.5% as of March 31, 1998) payable in
equal quarterly installments of $102,564
plus interest, maturing in October 1998                    717,948     307,692

Less: current portion                                      410,256     307,692
                                                           -------     -------
Long-term  debt,  less current  maturities                 307,692        --
                                                           =======     =======

All the long-term debt matures during the year ending March 31, 1999.

6   Taxation

(a) The companies are subject to tax on an entity basis on income arising in or derived from Hong Kong and the PRC. The current rates of taxation of the subsidiaries operating in Hong Kong and Shenzhen in the PRC are 16.5% and 15%, respectively. The Group is not subject to income taxes in the British Virgin Islands.

(b) Pursuant to the relevant income tax laws in the PRC, Bonso Electronics (Shenzhen) Co., Ltd., a wholly owned subsidiary of the Company, is fully exempt from PRC state income tax for two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. Bonso Electronics (Shenzhen) Co., Ltd. was loss-making for the years ended March 31, 1996, 1997 and 1998.

              Bonso Electronics International Inc. and Subsidiaries
                    Notes to Consolidated Financial Statement
                      (Expressed in United States Dollars)

 6    Taxation (cont'd)

(c)  The components of the income tax benefit are as follows:

                                                     Year ended March 31
                                                -------------------------------
                                                 1996        1997        1998
                                                -------     -------     -------
                                                      $           $           $

Deferred income tax benefit                      54,211      65,438      57,117
Current income tax benefit/(expense)             42,233       5,926     (30,000)
                                                -------     -------     -------

Total income tax benefit                         96,444      71,364      27,117
                                                =======     =======     =======


(d)  Deferred tax assets are comprised of the following:
                                                                March 31
                                                        -----------------------
                                                          1997           1998
                                                        --------        -------
                                                               $              $
Deferred tax liabilities
  Accelerated depreciation                               (43,795)       (34,387)
Deferred tax assets
  Tax loss carry forwards                                191,710        133,993
    Valuation allowance                                 (147,716)       (61,176)
                                                        --------       --------
                                                          43,994         72,817
  Other                                                   16,204         35,088
                                                        --------       --------
                                                          60,198        107,905
                                                        --------       --------
                                                          16,403         73,518
Less: current portion                                     16,204         35,088
                                                        --------       --------

Deferred tax assets, non current portion                     199         38,430
                                                        ========       ========


As of March 31, 1998, the Group had accumulated tax losses amounting to $837,459 (the tax effect thereon is $133,993) which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may be disputed by the tax authorities.

As of March 31, 1998, the Group's accumulated tax losses have no definite period of expiration.

(e)  Changes in the valuation allowance consist  of:

                                                   1996       1997       1998
                                                  -------   --------   --------
                                                        $          $          $
Balance, April 1                                   23,458     89,112    147,716
Additions charged to income tax expense            65,654     58,604     55,082
Release of valuation allowance upon:
  - liquidation  of  subsidiary                      --         --      (62,089)
  - approval of losses by tax authorities            --         --      (77,621)
Effect of change in tax rate                         --         --       (1,912)
                                                 --------   --------   --------
Balance, March 31                                  89,112    147,716     61,176
                                                 ========   ========   ========

             Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

 6   Taxation (cont'd)

(f) The actual income tax benefit attributable to earnings for the years ended March 31, 1996, 1997 and 1998 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

                                                      Year ended March 31
                                               ---------------------------------
                                                 1996         1997         1998
                                               --------    --------     ---------
                                                     $            $            $
Hong Kong statutory tax rate                      16.5%        16.5%        16.5%
Income tax expense at the Hong Kong
  statutory tax rate                           (86,029)     (78,412)    (370,842)
Expenses not deductible for
  income tax purposes                             --        (14,124)     (14,345)
Effect of income
  tax rate differential between
  Hong Kong and other jurisdictions             11,597        5,236          119
Gain on liquidation of a
  joint venture company not liable
  to income tax                                   --         29,933         --
Gain on disposal of non-taxable  property,
  plant and equipment                           17,587         --            773
Provision for permanent diminution in value
  of investment in a joint venture company
  not deductible for income tax purposes       (25,159)        --           --
Offshore profit not subject to income tax      162,125      181,409      381,167
Valuation allowance on tax loss                (65,654)     (58,604)      22,539
Overprovision for Hong Kong tax
  in prior years                                81,977        5,926       10,246
Write-off of deferred tax benefit upon
  liquidation of subsidiary                       --           --        (62,089)
Release of valuation allowance
  upon liquidation of subsidiary                  --           --         62,089
Effect of change in tax rate                      --           --         (2,767)
Other                                             --           --            227
                                              --------     --------     --------

Total income tax benefit                        96,444       71,364       27,117
                                              ========     ========     ========

7    Leases

(a)  Capital leases

Motor vehicles and plant and machinery include the following amounts for capitalized leases:
                                     Motor vehicles       Plant and machinery
                                  --------------------   ---------------------
                                        March 31               March 31
                                  --------------------   ---------------------
                                    1997       1998        1997        1998
                                 ---------   ---------   --------    ---------
                                         $           $           $           $
Cost                               104,231      45,835   1,341,691   1,397,129
Less: accumulated amortization      42,506       7,639     112,914     344,684
                                 ---------   ---------   ---------   ---------
                                    61,725      38,196   1,228,777   1,052,445
                                 =========   =========   =========   =========

During the years ended March 31,  1996,  1997 and 1998,  the Group  entered into
additional  capital  lease  obligations  amounting  to  $71,795,   $880,261  and
$143,471, respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7   Leases (cont'd)

(a)  Capital leases (cont'd)

Future minimum payments for capital leases as of March 31, 1998 with an initial term of more than one year are as follows:

                                                                 $
                  1999                                     405,500
                  2000                                     274,821
                  2001                                       9,962
                                                           -------
                  Total minimum lease payments             690,283
                  Less: amount representing interest       103,045
                                                           -------
                  Present value of net minimum lease
                  payments (including current portion
                  of $344,349, as of March 31, 1998)       587,238
                                                           =======
(b)  Operating leases

As  of  March  31,  1998,   future  minimum  lease  commitments  in  respect  of
noncancellable operating leases for office premises and staff quarters in Hong Kong and the PRC are as follows:

                                                                $
                  1999                                     25,641
                  2000                                     38,462
                                                           ------
                                                           64,103
                                                           ======


Rent expense for all operating leases amounted to $266,097, $279,311 and $196,622 for the years ended March 31, 1996, 1997 and 1998, respectively.

8   Banking facilities

As of March 31, 1998, the Group had general banking facilities for bank overdrafts, notes payable, short-term loans and long-term debt. The facilities are interchangeable with total amounts available of $6,948,717 (1997:
$7,564,102), including facilities in respect of letters of credit of $1,282,051 (1997: $897,436). All general banking facilities granted to the Group are denominated in Hong Kong dollars.


                            Bonso Electronics International Inc. and Subsidiaries
                                    Notes to Consolidated Financial Statements
                                       (Expressed in United States Dollars)

8    Banking facilities (cont'd)

The Group's general banking facilities, expressed in United States Dollars, are further analyzed as follows:

                     Amount available        Amount utilized              Terms of banking facilities
                       March 31                  March 31                     as of March 31, 1998
                  --------------------    ---------------------    -----------------------------------------
                       1997        1998        1997        1998                    Interest        Repayment
                           $          $           $           $                        rate            terms
                  ----------  ---------   ---------   ---------    ------------------------     ------------
Bank overdrafts     641,026     897,436     780,976     600,721       Prime rate plus 0.25%     Repayable on
                                                                    to Prime rate plus 0.5%           demand

Notes payable     3,206,486   3,635,726   1,993,533   2,260,384       Prime rate minus 0.5%     Repayable in
                                                                   to  Prime rate plus 0.5%      full within
                                                                                                 four months

Short-term loans  1,793,514     723,248     953,642     338,632       Prime rate minus 0.5%     Repayable in
                                                                    to Prime rate plus 0.5%      full within
                                                                                                three months

Long-term debt,   1,025,640     410,256     717,948     307,692            HIBOR plus 2.25%     Repayable in
including  current                                                                           equal quarterly
maturities (Note 5)                                                                          installments of
                                                                                               $102,564 plus
                                                                                          interest, maturing
                                                                                            in October, 1998

Letters of credit    897,436   1,282,051    370,469     502,270                         Nil              Nil
                     -------   ---------    -------     -------

                   7,564,102   6,948,717  4,816,568   4,009,699
                   =========   =========  =========   =========


The Prime rate and HIBOR rate were 10.00% and 6.25%, respectively, as of March 31, 1998. The Prime rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.

The banking facilities are collateralized by the following:

(a) a legal charge over a leasehold property of the Group with net book value of $1,269,917 (1997: $1,298,033); and

(b) a bank guarantee of $150,000 (1997: $150,000) and restricted cash deposits of $952,267 (1997: $886,320). The restricted cash deposits have original maturities of less than three months.

The weighted average interest rate of short-term borrowings of the Group is as follows:

                                                    Year ended March 31
                                                  --------------------------
                                                   1997                 1998
                                                   ----                 ----
                   Bank overdrafts                 8.9%                 9.5%
                   Notes payable                   8.7%                 9.4%
                   Short-term loans                8.7%                 9.4%

             Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


9   Related  party transactions

(a) The Group paid emoluments, commissions and/or consultancy fees to their directors as follows:

Year ended   Mr. So Hung        Mr. So            Mr. Ray           Mr. Chung
March 31    Gun, Anthony       Cham Some           Mehra             Kim Wah
--------    ------------       ---------           -----             -------
  1996        $ 50,000          $310,000          $28,000         $  88,462(ii)
  1997        $443,590          $ 66,410          $21,986         $ 115,226(ii)
  1998        $500,560          $ 66,410          $11,000         $ 140,175(ii)


              Mr. Luk            Mr. Fok         Mr. George         Mr. Pang Kit
              Kam Sun           Woo Ping           O'Leary          Teng, Cathy
              -------           --------           -------          -----------

  1996        $ 83,333          $ 12,000              NIL                NIL
  1997        $100,564          $ 12,000         $ 52,605(i)             NIL
  1998        $106,923               NIL         $354,835(i)          $ 24,029

(i)  This represented commissions paid to Mr. George O'Leary,

(ii) Included in the emoluments is a housing allowance for $38,462 payable to a company in which Mr. Chung Kim Wah has a beneficial interest for each of the three years in the period ended March 31, 1998.

(b)  Promissory note receivable from shareholder

On March 27, 1998, Advantage List & Marketing Corporation ("ALMC") subscribed 200,000 shares of common stock of the Company at a price of $6.75 per share which represented the fair market value at the date of subscription, in exchange for ALMC's promissory note. On the same date, ALMC entered into a pledge agreement simultaneously under which ALMC agreed to pledge the common stock to the Company as security for the payment of the promissory note. The promissory note is with full recourse, interest free and shall be fully repayable on or before September 27, 1999.

10   Provident fund plan

(a) With effect from January 1, 1988, Bonso Electronics Limited ("BEL"), a wholly-owned foreign subsidiary of the Company, started a provident fund plan (the "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees, excluding factory workers, are eligible to join the provident fund plan.

(b) Members of the Plan are required to contribute 5% of their monthly salary. The contribution by BEL is as follows:

      Years of service            % of salary as BEL's contribution
      ----------------            ----------------------------------

      Less than 5 years                         5.0%
      5 to 10 years                             7.5%
      More than 10 years                       10.0%

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

10   Provident fund plan (cont'd)

(c) At normal retirement age, death or ill health, the member shall be entitled to receive from the Plan a lump sum equal to the total of the member's and BEL's contributions plus a return on their investment. On resignation prior to normal retirement age, a member shall be entitled to receive from the Plan a lump sum equal to the member's contributions plus a percentage of the employer's balance determined in accordance with a predetermined set scale.

(d) BEL's contributions to the Plan for the years ended March 31, 1996, 1997 and 1998 amounted to $41,414, $54,924 and $45,227, respectively.

11   Commitments and contingencies

(a) As of March 31, 1998, the Group had contingent liabilities to banks for outstanding letters of credit and shipping guarantees of $502,270 (1997:
     $370,469) and NIL (1997: $34,899), respectively.

(b) As of March 31, 1998, the Group had commitments to acquire land and buildings from third parties for an aggregate consideration of $703,415 (1997: $1,029,370) of which $447,735 (1997: $461,554) had been paid as deposits.

(c) As of March 31, 1998, the Group had commitments of $1,133,367 (1997: NIL) for the construction of an office building and staff quarters of which $766,718 (1997: NIL) had been paid as progress payments.

12   Earnings per share

                                                     Year ended March 31
                                           -------------------------------------
                                             1996          1997          1998
                                             ----          ----          ----
                                                   $             $             $
Income available to common shareholders:     607,537       546,589     2,274,645
Weighted average shares outstanding        2,825,949     2,825,949     2,829,448

Incremental shares from assumed exercise of:
Warrants                                        --           --           25,562
Stock  options                                  --          20,095       279,362
Dilutive potential common shares                --          20,095       304,924
                                           ----------    ---------     ---------
Diluted weighted average shares             2,825,949    2,846,044     3,134,372
                                            =========    =========     =========

Basic earnings per  share                        0.21         0.19         0.80
Diluted earnings per share                       0.21         0.19         0.73

Earnings per share are computed based on the weighted average number of common shares and, as appropriate, dilutive common stock equivalents outstanding for the period and the related income amount.

Warrants to purchase 110,000 shares of common stock at $9.1875 per share were outstanding during the fiscal years ended March 31, 1996, 1997 and 1998 but were not included in the calculation of diluted earnings per share because the warrants' exercise price was greater than the market price of the Company's common stock. The warrants, which expire on December 14, 1999, were still outstanding as of March 31, 1998.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

12   Earnings per share (cont'd)

Warrants to purchase 2,200,000 shares of common stock at $7.35 per share were outstanding during the fiscal years ended March 31, 1996, 1997 and 1998 but were not included in the calculation of diluted earnings per share during the years ended March 31, 1996 and 1997 because the warrants' exercise price was greater than the market price of the Company's common stock. The warrants, which expire on December 14, 1999, were still outstanding as of March 31, 1998.

Warrants to purchase 16,667 shares of common stock at $6.00 per share were outstanding for the fiscal years ended March 31, 1996 and 1997 but were not included in the calculation of earnings per share because the warrants' exercise price was greater than the market price of the Company's common stock. The warrants were exercised during the year ended March 31, 1998.

13   Minority interests

In April 1993, the Group, together with a Chinese partner, formed and invested in a joint venture company in the PRC, Shenzhen Bonso Electronics Limited ("SBEL"), owned as to 60% by the Group and 40% by the Chinese partner. According to the joint venture agreement, the registered share capital of SBEL was $3,205,128 (HK$25 million); the Group and the Chinese partner could appoint three and two directors, respectively, to the board of SBEL. The Group effectively controlled all major financial and operating policy decisions of SBEL. Accordingly, this joint venture company was consolidated.

In accordance with an agreement between the Group and the Chinese partner, SBEL was liquidated on October 31, 1996. The land and buildings originally contributed to the joint venture by the Chinese partner reverted to same and all other assets and liabilities including the plant and machinery were taken up by the Group. During the year ended March 31, 1996, the directors estimated that a provision for permanent diminution in value of SBEL amounting to $152,480 was necessary and accordingly a provision for this amount was recorded. During the year ended March 31, 1997, upon the liquidation of SBEL, a gain of $159,654 was recognized by the Group of which $152,480 represents the reversal of the provision for permanent diminution in value.

14   Stock option plan

(a) In October 1996, the Board of Directors approved the 1996 Stock Option Plan and 1996 Non-Employee Directors' Stock Option Plan. Under the 1996 Stock Option Plan, the Company may grant options of common stock to certain employees and directors of the Company for a maximum of 400,000 shares. The 1996 Stock Option Plan is administered by a committee appointed by the Board of Directors which determines the terms of options granted, including the exercise price, the option periods and the number of shares to be subject to each option. The exercise price of options granted under the 1996 Stock Option Plan may be less than the fair market value of the common shares on the date of grant. The maximum term of options granted under the 1996 Stock Option Plan is 10 years. The right to acquire the common shares is not assignable except for certain conditions stipulated in the 1996 Stock Option Plan. In January 1997, the Board of Directors delegated to Mr. So Hung Gun, Anthony, the authority to issue options to employees and directors of the Company for an additional 25,000 shares.

     In January 1997, the Company granted options to three directors to purchase an aggregate of 375,000 shares of common stock of the Company at an exercise price of $2.00 per share, which was equal to the market value on the date of grant, in accordance with the 1996 Stock Option Plan. The options shall expire on January 31, 2007 and can be exercised at any time immediately after granting.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

14   Stock option plan (cont'd)

(a)  (cont'd)

     In January 1998, the Company granted options to an employee to purchase an aggregate of 25,000 shares of common stock of the Company at an exercise price of $6.20 per share which is greater than the market value on the date of grant, in accordance with the 1996 Stock Option Plan. The options shall expire on January 1, 2008 and can be exercised at any time immediately after granting.

     The stock options outstanding in respect of the 1996 Stock Option Plan as of March 31, 1998 is summarized as follows:

                                                      Average per share
                                              ----------------------------------
                                               Number     Exercise       Market
                                              of shares     price         price
                                              ---------   --------      --------
Balance, March 31, 1996                           --           --           --
Grant at exercise price equal to the market
  value of the common shares                   375,000     $   2.00     $   2.00
                                               -------     --------     --------

Balance, March 31, 1997                        375,000     $   2.00     $   2.00
Grant at exercise price greater
  than the market value of the
  common shares                                 25,000     $   6.20     $   6.13
                                               -------     --------     --------
Balance, March 31, 1998                        400,000     $   2.26     $   2.26
                                               =======     ========     ========

No options have been exercised during the years ended March 31, 1997 and 1998.

Under the 1996 Non-Employee Directors' Stock Option Plan, the non-employee directors are automatically granted stock options on the third business day following the day of each annual general meeting of the Company to purchase an aggregate of 100,000 shares of common stock. The exercise price of all options granted under the 1996 Non-Employee Directors' Stock Option Plan shall be one hundred percent of the fair market value per share of the common shares on the date of grant. The maximum term of options granted under the 1996 Non-Employee Directors' Stock Option Plan is 10 years. No stock option may be exercised during the first six months of its term except for certain conditions provided in the 1996 Non-Employee Directors' Stock Option Plan. The right to acquire the common shares is not assignable except for certain conditions stipulated in the 1996 Non-Employee Directors' Stock Option Plan.

In October 1996, the Company issued options to three non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $2.25 per share and the options shall expire October 16, 2006 and can be exercised at any time immediately after granting.

In September 1997, the Company issued options to four non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $5.06 per share and the options shall expire on September 8, 2007 and can be exercised at any time immediately after granting.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

14   Stock option plan (cont'd)

(a)  (cont'd)

The stock options activity in respect of the 1996 Non-Employee Directors' Stock Option Plan as of March 31, 1998 is summarized as follows:

                                                     Average per share
                                                     -----------------
                                                Number    Exercise      Market
                                               of shares    price       price
                                               ---------  --------     --------
Balance, March 31, 1996                           --          --           --
Grant at exercise price equal to the market
   value of the common shares                   30,000     $  2.25     $   2.25
                                                ------     -------     --------

Balance, March 31,  1997                        30,000     $  2.25     $   2.25
Grant at exercise price equal to the market
   value of the common shares                   40,000     $  5.06     $   5.06
                                                ------     -------     --------

Balance, March 31, 1998                         70,000     $  3.86     $   3.86
                                                ======     =======     ========

No options have been exercised during the years ended March 31, 1997 and 1998.

(b) In January 1997, the Company granted options to three non-employee directors to purchase an aggregate of 100,000 shares of common stock of the Company. The exercise price is $2.00 per share, which equaled the market value of the Company's common stock on the date of grant. The options shall expire on January 31, 2007 and can be exercised at any time immediately after granting. No options have been exercised during the year ended March 31, 1997 and 1998.

(c) At various times in January 1998, the Company issued options to the directors and an employee of the Company to purchase an aggregate of 195,000 shares of common stock of the Company at an exercise price of $6.20 per share. The options shall expire in January 2008 and can be exercised at any time immediately after granting. The exercise prices of these options were equal to or greater than the fair market value at the time of grant. No options have been exercised during the year ended March 31, 1998.

(d)  The  following  table  summarizes  the  information   about  stock  options
     outstanding at March 31, 1998:

                        Number outstanding   Average life   Exercisable shares
  Exercise  price        at March 31, 1998      (years)      at March 31, 1998
  ---------------       ------------------   ------------   ------------------

    $2.00                    475,000               8.8              475,000
    $2.25                     30,000               8.5               30,000
    $5.06                     40,000               9.4               40,000
    $6.20                    220,000               9.8              220,000
                             -------               ---              -------
    $2.00 to $6.20           765,000               9.1              765,000
                             =======               ===              =======

(e) Included in the options outstanding as of March 31, 1998, were 75,000 and 63,000 options held by Mr. Ray Mehra and Mr. So Cham Some, respectively, both of whom have resigned as directors of the Company on January 2, 1998 and April 30, 1998, respectively. They still hold the options after their resignation.

(f) The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

 14   Stock option plan (cont'd)

(f)  (cont'd)

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted during the years ended March 31, 1997 and 1998 were $1.09 and $2.80, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model with the following weighted-average assumptions for the year ended March 31, 1998: risk-free interest rates of 5.31% to 6.33%; no dividend yield; volatility factor of the expected market price of the Company's common share of 65 %; and a weighted-average expected life of the option of two to four years.

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Group pro forma information follows:

                                             1997                1998
                                            -------            ---------
                                                  $                    $
     Net income
        As reported                         546,589            2,274,645
        Pro forma                            83,339            1,454,445

     Basic earnings per share
        As reported                            0.19                 0.80
        Pro forma                              0.03                 0.51

     Diluted earnings per share
        As reported                            0.19                 0.73
        Pro forma                              0.03                 0.46

Because compensation expense associated with an award is recognized over the vesting period, the initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the income statement.

15   Warrants

In 1994, the Company issued 16,667 warrants under a loan agreement to the lender to purchase common shares of the Company at $6.00 per share. The warrants expire on June 29, 1999. No warrants have been exercised during the years ended March 31, 1996 and 1997. In December 1997, 2,613 shares of common stock were issued at $7.11 per share, which represented the fair market value at the date of issue, upon the exercise of all the warrants on a cashless basis.

As a result of the Company's second public offering in December 1994, the Company issued 2,200,000 five-year warrants to its public shareholders. Each warrant entitles the holder thereof to purchase one share of common stock of the Company at $7.35 per share. The warrants expire on December 14, 1999. The warrants are redeemable by the Company at $0.05 per warrant upon 30 to 45 days notice at any time after December 14, 1995, or such earlier date as the representatives of the underwriters may determine, if the closing price per share of common stock of the Company for 20 consecutive trading days within the 30-day period prior to the date of notice of redemption is given equals or exceeds $8.575 per share. No warrants have been exercised or redeemed during the years ended March 31, 1996, 1997 and 1998.

             Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


15  Warrants (cont'd)

In conjunction with the second public offering, the Company issued warrants to the representatives of the underwriters (the "Representatives' Warrants") to purchase from the Company up to an aggregate of 110,000 units at an exercise price of $9.1875 per unit; each unit consists of one share of common stock and two five-year warrants of the Company. The Representatives' Warrants are exercisable for a period of three years commencing December 15, 1996. Upon any transfer to a person other than an officer, shareholder or director of the representatives of the underwriters, the transferred five-year warrants must be exercised immediately or they will lapse. No warrants have been transferred during the years ended March 31, 1996, 1997 and 1998.

16   Business segment information

(a) The Group's operations have been classified into three business segments: scales, health care products and other. Summarized financial information by business segment for 1996, 1997 and 1998 is as follows:

                                                                      Indentifiable
                                                                         assets          Depreciation
                                                      Operating           as of               and             Capital
                                   Net sales           profit           March 31         amortization       expenditure
                                   ---------           ------           --------         ------------       -----------
                                            $                 $                  $                 $                 $
1998
Scales                             18,260,994         5,234,759         14,604,822         1,110,023         1,280,219
Health care products                3,083,025            73,197            204,218            15,521            17,901
Other                               2,371,557           534,778          1,492,015           113,399           130,786
                                   ----------        ----------         ----------        ----------        ----------
Total operating segments           23,715,576         5,842,734         16,301,055         1,238,943         1,428,906
Corporate                                --          (3,488,655)         4,345,508           186,165           271,834
                                   ----------        ----------         ----------        ----------        ----------
Group                              23,715,576         2,354,079         20,646,563         1,425,108         1,700,740
                                   ==========         =========         ==========         =========         =========

1997
Scales                             11,892,313         3,188,072         13,369,205           656,807         4,534,113
Health care products                2,718,243            66,246            277,802            13,648            94,216
Other                               2,378,463           720,500          3,021,421           148,438         1,024,703
                                   ----------        ----------         ----------        ----------        ----------
Total operating segments           16,989,019         3,974,818         16,668,428           818,893         5,653,032
Corporate                                --          (3,059,249)         3,847,183           142,038             8,100
                                   ----------        ----------         ----------        ----------        ----------
Group                              16,989,019           915,569         20,515,611           960,931         5,661,132
                                   ==========        ==========         ==========        ==========        ==========

1996
Scales                              9,688,800         3,149,327         11,656,143           498,601         1,979,389
Health care products                2,422,200            71,576            264,913            11,332            44,986
Other                               2,137,235           850,869          3,149,196           134,709           534,781
                                   ----------        ----------         ----------        ----------        ----------
Total operating segments           14,248,235         4,071,772         15,070,252           644,642         2,559,156
Corporate                                --          (3,080,610)         5,629,853           147,967           323,239
                                   ----------        ----------         ----------        ----------        ----------
Group                              14,248,235           991,162         20,700,105           792,609         2,882,395
                                   ==========        ==========         ==========        ==========        ==========


     Operating profit by segment equals total operating revenues less expenses which are deemed to be related to the segment's operating revenues. Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, income tax recoverable, deferred income tax assets and other identifiable assets not related specifically to individual segments.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

16   Business segment information (cont'd)

(b) The Group primarily operates in Hong Kong and the PRC. The manufacture of components and their assembly into finished products is carried out in the PRC. The Hong Kong office is mainly responsible for the purchase of raw materials, arrangement of shipments and research and development. As the operations are integrated, it is not practicable to distinguish the sales and net income derived from the activities in Hong Kong from those in the PRC.

     Identifiable assets by geographical areas are as follows:

                                                     March 31,
                                              -------------------------
                                                 1997          1998
                                                 ----          ----
                                                       $              $
             Hong Kong                         7,771,583      7,469,828
             The PRC                          12,675,502     13,176,735
             Canada                               68,526           --
                                              ----------     ----------
             Total assets                     20,515,611     20,646,563
                                              ==========     ==========


(c) The following is a summary of net export sales to customers by geographical area for the years ended March 31, 1996, 1997 and 1998:

                                                 Year ended March 31,
                            -----------------------------------------------------------
                                 1996      %          1997      %           1998      %
                                    $                    $                     $
North America               5,356,398     38     7,537,401     44     12,598,672     53
Europe                      3,960,816     28     5,492,294     33      8,129,063     34
Asia                        4,140,088     29     3,454,505     20      2,117,914      9
Australia                     723,783      5       425,314      3        756,354      3
Africa                         67,150     --        79,505     --        113,573      1
                           ----------    ---    ----------    ---     ----------    ---

                           14,248,235    100    16,989,019    100     23,715,576    100
                           ==========    ===    ==========    ===     ==========    ===

(d) The details of sales made to customers constituting 10% or more of total sales of the Group is as follows:

                                                                     Year ended March 31,
                                             ----------------------------------------------------------
                                 Business         1996      %          1997      %          1998      %
                                 segment             $                    4                    $
                                 --------
Pitney Bowes, Inc., (USA)         Scales          --       --     3,007,070     18     7,075,338     30
Globaltec Corporation
  (USA)                           Scales     3,043,764     21     2,252,184     13     3,721,060     15
Werner Dorsch Gmbh & Co.
  (Germany)                       Scales     1,870,321     13     1,906,961     11     2,105,307      9
Omron Healthcare Group            Health
                                    care
                                products       772,461      6     1,888,335     11     1,841,427      8
                                               -------     --     ---------     --     ---------     --

                                             5,686,546     40     9,054,550     53     14,743,132    62
                                             =========     ==     =========     ==     ==========    ==

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

17    Financial instruments

In accordance with SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", the carrying amounts and fair values of the Group's financial instruments are as follows:
                                   Carrying amount         Fair value
                                       March 31,             March 31,
                                   ----------------      ----------------
                                   1997        1998      1997         1998
                                   ----        ----      ----         ----
                                       $           $          $           $

Cash and cash equivalents         89,147     448,454     89,147     448,454
Restricted cash  deposits        886,320     952,267    886,320     952,267
Deposits                         461,554     447,735    461,554     447,735
Bank overdrafts                  780,976     600,721    780,976     600,721
Notes payable                  1,993,533   2,260,384  1,993,533   2,260,384
Short-term loans                 953,642     338,632    953,642     338,632
Long-term debt                   717,948     307,692    663,794     299,215
Promissory note receivable          --     1,350,000       --     1,350,000
Letters of credit                   --          --      370,469     502,270

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

(a) Cash and cash equivalents, restricted cash deposits, bank overdrafts, notes payable and short-term loans - the carrying amount approximates fair value because of the short maturity of these instruments.

(b) Long term debt - interest rates that are currently available to the Group for issuance of debt with similar terms and remaining maturities are used to estimate the fair value of debt issues that are not quoted on an exchange. Fair value estimates are made at a specific point in time and based on relevant market information. These estimates are subjective in nature, involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(c) Deposits - the carrying amount of refundable deposits approximates fair value based on the terms of the related contracts.

(d) Promissory note receivable - the fair value of promissory note receivable approximates the carrying value based on a comparison of interest rate to current market rate for instruments of similar nature.

(e) Letters of credit - the contract amount of the letters of credit reflects fair value as a condition of their underlying purpose.

All other financial instruments included among current assets and liabilities are stated at cost which approximates their fair value.

             Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

18  Post balance sheet date event

    The following transactions took place subsequent to the balance sheet date:

(a) In June 1998, a former director of the Company has exercised the following stock options:

                                                Number of
                         Exercise price          options
                         --------------         ---------
                            $2.25                 10,000
                            $2.00                 55,000

(b) On July 22, 1998 the Company issued a notice to call for redemption all of the outstanding five-year warrants previously issued to its public shareholders on September 4, 1998 at a redemption price of $0.05 per warrant. On September 2, 1998, the notice to redeem was rescinded. 35,597 warrants were exercised prior to the rescission of the call for redemption. As a result of the rescission, the Company gave the warrant holders who had exercised their warrants an opportunity to rescind their warrant exercise on or before September 30, 1998. The exercise of 10,000 warrants was rescinded as of September 30, 1998.

(c) On August 28, 1998, a lawsuit was filed in the United States District Court for the Central District of California against the Company alleging that the Company had committed securities fraud, common law fraud and breach of contract arising out of the original sale of the Public Warrants and the issuance on July 22, 1998 of a notice to redeem the warrants issued to its public shareholders on September 4, 1998 for a redemption price of $0.05 per warrant. The lawsuit was dismissed, without prejudice, on September 2, 1998 and the plaintiffs have agreed not to refile the lawsuit for at least four months. Management does not believe the ultimate resolution of this matter will have a material effect on the Company's financial position, cash flow or results.

(d) The Company's year to date sales and net income have declined when compared to the comparable period in the prior year. Management believes that this decline is due to prevailing global economic conditions and reduced orders from two of the Company's major customers. Management believes that the sales volume for one of these customers will increase in the future and intends to broaden its client base and diversify the product mix in order to diminish the impact of major customers on the Company's financial performance.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BONSO ELECTRONICS INTERNATIONAL INC.



Date   October 13, 1998                 /s/ Anthony So
    ---------------------               ----------------------------------------
                                        Anthony So, President