Form 20-F
period 1999-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 1999-08-04
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 1999

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

     Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 3,119,159 shares of Common Stock, $0.003 par value, at March 31, 1999.

     Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                                                            Page

Item 1.    Description of Business.                                            1
Item 2.    Description of Property.                                           17
Item 3.    Legal Proceedings.                                                 19
Item 4.    Control of Registrant.                                             19
Item 5.    Nature of Trading Market.                                          19
Item 6.    Exchange Controls and Other Limitations Affecting
             Security Holders.                                                21
Item 7.    Taxation.                                                          21
Item 8.    Selected Financial Data.                                           22
Item 9.    Management's Discussion and Analysis of Financial Condition and
           Results of Operations.                                             24
Item 10.   Directors and Officers of Registrant.                              30
Item 11.   Compensation of Directors and Officers.                            33
Item 12.   Options to Purchase Securities from Registrant or Subsidiaries.    35
Item 13.   Interest of Management in Certain Transactions.                    36
Item 14.   Description of Securities to be Registered.                        36
Item 15.   Defaults Upon Senior Securities.                                   37
Item 16.   Changes in Securities and Changes in Security for Registered
             Securities.                                                      37
Item 17.   Financial Statements.                                              37
Item 18.   Financial Statements.                                              37
Item 19.   Financial Statements and Exhibits.                                 37

                                     PART I


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

     The Company designs, develops, manufactures and sells a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, hanging, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health care products include pedometers, chronographs, electronic thermometers and blood pressure meters.

     The Company also plans to enter the field of digital telecommunications, with its first telecommunications product to be a 900MHz ISM Band cordless telephone. Development of this product was delayed due to a lack of funds; however, management is negotiating a lease financing arrangement with respect to the necessary production equipment and intends to hire a manager with experience in producing telecommunications products. Management currently expects to commence production of the 900MHz ISM Band cordless telephone by the end of calendar 1999 and management anticipates that the Company will develop different kinds of telecommunication products in the future. There can be no assurance, however, that development of any of these products, including the 900MHz ISM Band cordless telephone, will be successfully completed, that the Company will obtain customers for any of these products or that sales of any of these products will be profitable.

         The Company's wholly-owned Hong Kong subsidiary - Bonso Electronics Limited ("Bonso Electronics") - is responsible for the design, development, manufacture and sale of the Company's products. Bonso Electronics has one active Hong Kong subsidiary - Bonso Investment Limited ("BIL"), which has been used to acquire and hold the Company's real estate investments in Hong Kong and China.

         The Company has manufactured all of its products in China since 1989 in order to take advantage of lower overhead costs and competitive labor rates available there. In January 1997, the Company completed a new, larger manufacturing facility in the DaYang Synthetical Development District in Shenzhen, China, which approximately tripled the Company's production capacity.

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

Business Strategy

     The Company experienced dramatic growth from 1994 to 1998, with net sales increasing from $12,548,770 in 1994 to $23,715,576 in the fiscal year ended March 31, 1998, and profitability increasing from net income of $1,023,821 in the fiscal year ended March 31, 1994 to net income of $2,274,645 in the fiscal year ended March 31, 1998. However, net sales decreased to $13,046,265 for the fiscal year ended March 31, 1999 and net income decreased to $13,754. Management attributes these decreases primarily to decreased orders from two major customers, as well as various smaller customers of the Company. Management believes that the Company's continued growth depends on its ability to strengthen its customer base by enhancing and diversifying its products, increasing the number of customers and expanding into additional markets, while maintaining or increasing sales of its products to existing customers. The Company's continued growth and profitability is also dependent upon its ability to control production costs and increase production capacity. The Company's strategy to achieve these goals is as follows:

     Product Enhancement and Diversification. The Company continually seeks to improve and enhance its existing products in order to provide a longer product life-cycle and to meet increasing customer demands for additional features. The Company's research and development staff are currently working on such projects as redesigning the existing pedometer, bicycle computer and blood pressure monitor, redesigning the Company's bicycle accelerator in response to a change in the requirements of the Japanes government, expanding the health care line and attempting to make the Company's products more competitive in price and features. During the last fiscal year, the Company has completed development of a waterproof digital thermometer, a chronograph, an ear protector and two newly designed body scales. In addition, the Company has, in varying stages of development, a bicycle accelerator and postal, kitchen and Gem scales, which are being developed to the specifications of OEM customers. See "Products," below

     Maintaining and Expanding Business Relations with Existing Customers. The Company promotes its relationships with its significant customers through regular communication with them, visits to its customers in their home countries and by providing direct access to the Company's manufacturing and quality control personnel. This access, together with the Company's concern for quality, has resulted in a relatively low level of defective products. Moreover, management believes that the Company's emphasis on timely delivery, good service and low cost has contributed and will continue to contribute to good relations with its customers and increased orders. Further, management of the Company solicits suggestions from its customers for product enhancement and will develop and incorporate the enhancements suggested by its customers into its products when feasible.

     Market Expansion. In 1998, the Company expanded its marketing efforts in the United States and Europe. Management intends to continue increasing its marketing efforts with the use of its Web page and mailing product brochures. In addition, the Company intends to increase the frequency of its direct and telemarketing contacts with both existing and potential customers and is negotiating with an individual to represent the Company in Hamburg, Germany in order to expand the Company's marketing efforts in the European Union.

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

     Increasing Production Capacity. Since January 1997, the Company's products have been manufactured at the Company's new manufacturing facility in the DaYang Synthetical Development District in Shenzhen, China. This new facility has triple the capacity of the Company's old manufacturing plant. The floor area of this new facility is not fully utilized.

Products

     The following table sets forth the percentage of net sales of each of the Company's product lines for the fiscal years ended March 31, 1998 and 1999.

                                                Year ended March 31,
                                                -------------------
                                             1998                1999
                                             ----                ----
         Product Line

         Scales                               77%                 79%
         Health care products                 13                  15
         Electronic consumer products          3                   2
         Other products and services           7                   4
                                             ---                 ---
         Total                              100%                100%

Scales

     The Company's  weighing equipment ranges from the simplest spring scales to
high  precision   electronic   scales  that  translate   weight   readings  into
corresponding price and postage calculations.

     All of the Company's electronic scales use strain gauge sensors, which management believes are one of the most reliable and accurate weight sensing systems currently available. A strain gauge sensor is a thin metal foil resistor which is bonded to a metal block, and which undergoes a change in electrical resistance as weight is loaded onto the metal block. The measurement of change in electrical resistance yields a measure of the applied weight.

     The Company offers a variety of scales for diverse consumer, commercial and industrial applications. Scales currently offered by the Company include bathroom, kitchen, office, jewelry, laboratory, pocket, hanging, postal, industrial and parcel scales. The following table sets forth the net sales of each type of scale as a percentage of total scale sales for the fiscal years ended March 31, 1998 and 1999:

                                                Year ended March 31,
                                                -------------------
                                             1998                1999
                                             ----                ----
         Type of Scale

         Postal and office                    45%                 29%
         Kitchen                               6                   8
         Jewelry and laboratory               18                  20
         Bathroom                             14                  15
         Pocket and hanging                   11                  19
         Industrial and parcel                 6                   9
                                             ---                 ---
         Total scale sales                   100%                100%

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

     Pocket and Hanging Scales. Pocket and hanging scales are small electronic scales that can be carried by a business person in his or her attache or brief case. The capacities of the Company's pocket scales range from 80 grams (2.8 oz.) to 320 grams (11.2 oz.), and the scales are accurate to 0.1 gram. The hanging scales range from 15 kilograms (33 lbs.) to 25 kilograms (55 lbs.), and the scales are accurate to 10 grams. The pocket scales are principally used in the jewelry business for weighing low value metals and stones and the hanging scales are primarily used in fishing. The Company's pocket and hanging scales are marketed primarily in the United States and Europe.

     Industrial/Parcel Scales. The Company manufactures different models of industrial/ parcel scales, which are used in business or industry to weigh heavier parcels or objects (i.e., objects whose weight exceeds the capacity of the Company's office scales). Industrial/parcel scales have a capacity ranging from 25 kilograms (55 lbs.) to 150 kilograms (330 lbs.). The Company's industrial/parcel scales are marketed primarily in Europe.

Health Care Products

     Electronic Thermometers. The Company's electronic thermometers, which include both fahrenheit and centigrade versions, measure body temperature. The Company's electronic thermometer is classified as a medical device under United States law. Medical devices are required to be approved by the United States Food and Drug Administration (the FDA) prior to being marketed, unless the law provides a legal exemption from such approval. The Company's electronic thermometer has received pre-market approval from the FDA. Sales of electronic thermometers were approximately 10% of the Company's net sales in the fiscal year ended March 31, 1998, and approximately 12% of net sales in the fiscal year ended March 31, 1999.

     Blood Pressure Meters. The Company introduced electronic blood pressure meters to its line of products in November 1994. The Company's electronic blood pressure meters have digital displays for highest blood pressure (systolic), lowest blood pressure (diastolic) and pulse rate (number of pulses per minute), as well as mean blood pressure. The meters have automatic power off, automatic pressure release, manual rubber bulb pump and many other standard features. The Company has obtained FDA approva for marketing blood pressure meters in the United States. Sales of blood pressure meters were approximately 3% of the Company's net sales in each of the fiscal years ended March 31, 1998 and 1999.

Electronic Consumer Products

     Chronographs. The Company began shipping chronographs in 1998. A chronograph is a device for measuring the speed of a projectile by measuring the time it takes for it to go between two infra-red sensors. Sales of chronographs were approximately 0.9% of the Company's net sales in the fiscal year ended March 31, 1999.

     Pedometers. The Company began shipping electronic pedometers in 1993. A pedometer is worn by a walker or jogger to measure the distance traveled by recording the steps taken. The Company's pedometer can be adjusted for varying stride lengths, and will keep track of distance traveled, elapsed time and average speed. Sales of pedometers were approximately 0.7% of the Company's net sales in the fiscal year ended March 31, 1998, and 0.9% of net sales in the fiscal year ended March 31, 1999.

     Distance Meters. The Company began shipping distance meters in 1998. Sales of distance meters were less than 0.1% of the Company's net sales in the fiscal year ended March 31, 1999.

     Other Electronic Consumer Products. In the past, the Company also manufactured joysticks and bicycle computers. Sales of joysticks were approximately 1.9% of the Company's net sales in the fiscal year ended March 31, 1998 and sales of the Company's bicycle computers were approximately 0.014% of the Company's net sales in the fiscal year ended March 31, 1998. The Company did not manufacture any joysticks or bicycle computers during the fiscal year ended March 31, 1999.

Other Products and Services

     The Company also receives revenue from customer funded research and development for products subsequently produced and sold to them, the sale of semi completed units and the sale of spare parts for repair work by its customers and from repair work performed by the Company for its customers. These revenues constituted approximately 7% of net sales for the fiscal year ended March 31, 1998 and 4% of net sales for the fiscal year ended March 31, 1999.

Product Development, Design and Research

     The major responsibility of the product design and research and development personnel is to develop and produce designs to the satisfaction of and in accordance with the specifications provided by the OEMs. Management believes its engineering and product development capabilities are important to the future success of the Company's business. Some of the Company's product design, research and development activities are customer funded and are initiated under verbal agreements with specific customer for specific products. The Company has successfully lowered its costs for its research and development team by moving most research and development activities to its facility in China and principally employing Chinese engineers and technicians at costs that are substantially lower than would be required in Hong Kong.

     At March 31, 1999, the Company employed two individuals in Hong Kong and 16 individuals in China on its engineering staff, who are at various times engaged in research and development. The Company also contracted with a firm in Germany to develop the software for the Company's proposed cordless telephone. The Company spent $158,706 and $566,030 on research and development during the fiscal years ended March 31, 1998 and 1999, respectively. Management intends to increase the number of research and development personnel to approximately 25.

     The Company has, in varying stages of development, a bicycle accelerator and postal, kitchen and Gem scales, which are being developed to the specifications of OEM customers, and has recently commenced production of an ear protector and newly designed body scales.

Manufacturing

     The Company currently manufactures and assembles all of its products in China. Generally, raw materials, electronic components and other parts are transported to the Company's manufacturing plant in China where the finished products are assembled. The finished goods are then transported back to Hong Kong for sale by the Company.

     The Company manufactures some of its own components, metal parts and casings and plastic parts at its facility in China. In 1997, the Company commenced manufacturing its own strain gauges, and it currently produces over 80% of the strain gauges utilized in its scales. Management believes that the Company will realize a substantial cost saving from producing its own strain gauges in the future. Management's objective is to eventually produce 100% of the strain gauges utilized by the Company; however, management may decide not to produce some low-demand strain gauges if it determines that to produce them would not be cost effective.

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

     Strain gauges are the second most expensive components purchased by the Company. The Company currently produces over 80% of the strain gauges utilized in its scales, and obtains the remainder principally from a Japanese manufacturer. However, the Company could also purchase strain gauges from suppliers located in the United States and China. LEDs and LCDs are generally custom made to match the chip design and are principally supplied by companies in Taiwan, Korea and Japan. The circuit boards can be purchased from circuit board manufacturers in Hong Kong. Resistors, capacitors, transistors, diodes and batteries are standard stock items and are generally purchased in Hong Kong and Taiwan.

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

     In April 1995, the Company received an ISO 9001 certificate from Det Norske Veritas Industry B.V., The Netherlands. The Company passed a reviewed audit by Det Norske Veritas, processed in March 1999, and is qualified to maintain the ISO 9001 certificate.

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

     The Company has hired a Managing Director who will be responsible for changing the Company's quality control to total quality management ("TQM").

Customers and Marketing

     The Company sells its products in the United States, Europe, Asia, Australia and Africa. Customers for the Company's scales are primarily original equipment manufacturers, which market the products under their own brand names.

     Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 1997, 1998 and 1999.

                                                 Year ended March 31,
                 ----------------------------------------------------------------------------
                         1997                          1998                      1999
                 -----------------               -----------------         ------------------

North America       $ 7,537,401      44%       $12,598,672     53%        $5,597,402      43%
Europe                5,492,294      33          8,129,063     34          6,248,263      48
Asia                  3,454,505      20          2,117,914      9          1,041,377       8
Australia               425,314       3            756,354      3            130,173       1
Africa                   79,505      --            113,573      1             29,050      --
                     ----------    ----         ----------   ----        -----------    ----
Total Net Sales     $16,989,019     100%       $23,715,576    100%        13,046,265     100%

     The Company maintains a marketing team in Hong Kong. The Company markets its products primarily through use of its Web page, advertising in trade publications such as Hong Kong Enterprise and the use of direct mail catalogues and product literature. In addition, the Company's marketing team contacts existing and potential customers by telephone, mail, fax and in person.

     Major Customers. Sales of the Company's products to OEMs accounted for approximately 87% of the Company's total net sales during each of the years ended March 31, 1997, 1998 and 1999. The Company's principal OEM customers include the following entities which market the Company's products under the brand name indicated opposite their respective names:

                                                                            Percent of Company's Sales
                                                                               Year ended March 31,
                                                                            --------------------------
       Customer                    Brand Name         Products                1997      1998     1999
       --------                    ----------         --------                ----      ----     ----

         Pitney Bowes, Inc. (USA)                   Pitney Bowes
                                                    Postal scales               18%      30%     15%



         Werner Dorsch Gmbh & Co. WEDO              Postal, office and
          (Germany)                                 parcel scales               11%      9%      15%

         Globaltec Corporation    ACCULAB           Jewelry, educational and
         (USA)                                      high precision scales       13%     15%      11%

         Omron Health Care        OMRON             Digital thermometers        11%      8%      10%

         Gottl Kern & Sohn Gmbh   KERN              Laboratory, hanging          3%      4%       7%
                                                    pocket and parcel scales

     Werner Dorsch Gmbh & Co. and Globaltec Corporation have been customers of the Company for fourteen and twelve years, respectively. Management believes that the Company offers its customers superior quality of products and superior product design and development capabilities, together with the low costs of production associated with its operations in China.

     If the Company were to lose any customers who account for a material portion of total sales, or if any of these customers were to substantially decrease their purchases from the Company, the Company's revenues, earnings and financial position would be materially and adversely affected. With the exception of Globaltec Corporation, the Company's dependence on the above-listed customers is expected to continue in the foreseeable future. The Company follows normal and customary business practices in the acceptance of orders from its customers. Orders from the above-listed customers are generally supported by bank guarantees, letters of credit or insurance from the Hong Kong Export Credit Insurance Corporation. For updated information with respect to a decrease in orders from two of the Company's major customers see Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

     Sales of the Company's products directly by the Company under its own brand name accounted for approximately 13% of the Company's total net sales during the years ended March 31, 1997, 1998 and 1999.

     Backlog. The Company's backlog consists of orders from major customers and purchase orders from other customers of products scheduled for shipment within three to twelve months. It is the Company's practice to charge customers 50% of the total order price when orders are cancelled and, as a result, the Company has experienced nominal cancellations. This practice is not represented by a written agreement, and the Company may not be able to enforce this arrangement in every case in the future. The Company generally has not experienced any difficulty in shipping orders by the dates requested by its customers or in material returns of its products. The amount of backlog that is manufactured and shipped during any period is dependent on various factors, including the timing and scheduling of orders from material customers and accordingly, the amount of backlog at any date is not necessarily indicative of actual shipments and sales. The Company's backlog was $3,040,771 at March 31, 1999, compared to a backlog of $4,386,485 at March 31, 1998

Competition

     The electronic products business is highly competitive. The Company's major competitors in the scale market include Management Investment & Technology Co., Ltd. in Hong Kong and Charder Electronic Company, Ltd. in Taiwan. In the blood pressure meter market, the Company's major competitor is AnD Co. Ltd of Japan. In the electronic thermometer market, its major competitors are Citizen Company and Terumo, both of Japan. Competition is primarily based upon unit price, product quality, reliability, product features and management's reputation for integrity. Management believes that the Company competes favorably with respect to each of these factors.

Employees

     At March 31, 1999, the Company employed 701 persons on a full-time basis. All of the Company's 24 employees located in Hong Kong held administrative, clerical, sales and marketing positions. Of the 677 employees located in China, 596 were engaged in manufacturing and 81 were engaged in administrative and clerical positions. The Company is not a party to any labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages in recent years, and management believes that relations with its employees are satisfactory.

     The Company currently houses all 677 employees located in the PRC at the Shenzhen facility, including administrative staff. The facility is able to house up to 2,180 employees.

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

     In the European Union, Medical Devices Approval is required for the sale of the Company's electronic thermometers and blood pressure meters. The Company has obtained Medical Devices Approval for its electronic thermometers. A customer is currently seeking Medical Devices Approval, on behalf of the Company, for the Company's blood pressure meters and management expects such approval to be granted within six months to a year.

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

     The Company has been advised by Yeung & Co. and HW&R that no treaty exists between Hong Kong or the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court wil only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full;
(iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong or British Virgin Islands court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Hong Kong or the British Virgin Islands court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment that does not satisfy the foregoing. Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

     Under United States law, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders.
Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. The British Virgin Islands law protecting the interests of the minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, i.e. in the name of and for the benefit of the company and to sue the company and its directors for his benefit and the benefit of others similarly situated, the circumstances in which any such action may be brought and the procedures and defenses that may be available in respect of any such action may result in the rights of shareholders of a British Virgin Islands company being more limited than those rights of shareholders in a United States company.

Special Risk Factors

Forward-Looking Statements

     Important Factors Related to Forward-Looking Statements and Associated Risks. This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, the Company may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission (the "Commission"), in press releases and i reports to shareholders. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions that political, economic and commercial conditions in Hong Kong and China will not change materially or adversely, that competitive conditions affecting the Company will not change materially or adversely, that demand for the Company's products will be strong, that the

Company will retain existing key management personnel, that the Company's forecasts will accurately anticipate market demand and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Compan believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking information will be realized.

     In addition, as disclosed elsewhere under other risk factors, the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in such forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Privat Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with this safe harbor the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by or on behalf of the Company. Any such statement is qualified by reference to the cautionary statements included in this Annual Report.

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

     Recent Relations with the U.S. China currently enjoys most favored nation ("MFN") trade status, which provides China with the trading privileges generally available to trading partners of the United States. The United States annually reconsiders the renewal of China's MFN status. Various interest groups continue to urge that the United States not renew MFN for China and there can no assurance that controversies will not arise that threaten the status quo involving trade between the United States and China or that the United States will not revoke or refuse to renew China's MFN status. In any of such eventualities, the business of the Company could be adversely affected, by among other things, causing the Company's products in the United States to become more expensive, which could result in a reduction in the demand for the Company's products by customers in the United States. Trade friction between the United States and China, whether or not actually affecting the Company's business, could also adversely affect the prevailing market price of the Company's Common Stock and warrants.

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

     Moreover, fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. The Company currently maintains property damage insurance aggregating approximately $13,900,000 covering its stock in trade, goods and merchandise, furniture and equipment and the buildings. The Company does not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, the Company's factory due to fire, severe weather, flood or other act of God or cause, even if insured against, could have a material adverse effect on the Company's financial condition, results of operations, business and prospects.

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

Risk Factors Relating to the Business of the Company

     Dependence on Major Customers. Four major customers accounted for approximately 62% of the Company's sales in the fiscal year ended March 31, 1998 and 51% of its sales during the fiscal year ended March 31, 1999. The loss of any of these major customers could have a material negative impact on the Company's business. See Item 1 - "Description of Business--Customers and Marketing--Major Customers" and Item 9 - "Management's Discussion and Analysis of Financial Condition--Overview."

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

     Control by Founder. At the present time, Mr. Anthony So, the founder and President of the Company, beneficially owns approximately 37.5% of the outstanding shares of Common Stock. Due to his stock ownership, Mr. So may be in a position to elect the Board of Directors and, therefore, to control the business and affairs of the Company including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of the Company's securities. See Item 4 - "Control of Registrant."

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

     No Assurance of Exercise of Warrants or Sufficient Operating Revenue; Potential Need for Outside Funding. In 1998, the Company solicited the exercise of certain outstanding warrants which were issued to the public in 1994. Management intended to utilize a portion of the proceeds from such exercises to fund expansion of operations, including the development and production of the Company's proposed cordless telephone. However, only 25,597 warrants were exercised. There is no assurance that any more of the Company's outstanding warrants will be exercised. Accordingly, funding for the expansion of the Company's operations will be dependent on the Company's ability to generate significant operating revenue or procure additional financing. There can be no assurance that sufficient operating revenue can be generated or that any additional financing can be arranged on favorable terms and in the amounts required to fund the expanded operations of the Company.

     Possible Inability of Warrantholders to Exercise Warrants. Exercise of the Company's outstanding warrants is subject to the Company either maintaining the effectiveness of its registration statement, or filing an effective registration statement with the Securities and Exchange Commission and complying with the appropriate state securities laws. No assurance can be given that at the time a warrantholder seeks to exercise the right to purchase the Company's Common Stock an effective registration statement will in fact be in effect or that the Company will have complied with all appropriate state securities laws.

     Future Sales of Common Stock. As of the date of this Annual Report, 1,168,421 of the Company's outstanding shares of Common Stock are restricted securities as that term is defined in Rule 144 promulgated under the Securities Act. The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Further, the Company has issued options to purchase 1,130,000 shares of Common Stock. The possibility exists that, when permitted, the sale to the public of these shares, or shares acquired upon exercise of the options, could have a depressing effect on the price of the Common Stock. Further, future sales of such shares and the exercise of such options could adversely affect the Company's ability to raise capital in the future.

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

Certain Legal Consequences of Foreign Incorporation and Operations

     Enforceability of Civil Liabilities. The Company is a holding corporation organized as an International Business Company under the laws of the British Virgin Islands and its principal operating subsidiary is organized under the laws of Hong Kong, where the Company's principal executive offices are also located. Outside the United States, it may be difficult for investors to enforce judgments against the Company obtained in the United States in actions brought against the Company, including action predicated upon civil liability provisions of federal securities laws. In addition, most of the Company's officers and directors reside outside the United States and the assets of these persons and of the Company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against the Company or such persons judgments predicated upon the liability provisions of U.S. securities laws. The Company has been advised by its Hong Kong counsel and its British Virgin Islands counsel that there is substantial doubt as to the enforceability against the Company or any of its directors or officers located outside the United States in original actions or in actions for enforcement of judgments of U.S. courts of liabilities predicated solely on the civil liability provisions of federal securities laws. See Item 1 - "Description of Business--Certain Foreign Issuer Considerations--Enforceability of Certain Civil Liabilities."

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

Hong Kong

     The Company owns approximately 9,185 square feet in the Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Shatin, New Territories, Hong Kong. This facility is used primarily as the Company's principal executive office. The Company purchased the property from an unaffiiated third party in May 1999 for approximately $743,590.

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

     On June 18, 1998, the Company purchased Units 12 and 13 on the 3rd floor, Block A of Sunshine Plaza in Beijing, China for an aggregate purchase price of $600,999, payable as follows: $383,468 was paid before June 18, 1998; and the balance of $217,531, plus interest in the amount of $30,241, is payable on or before May 18, 2000. Unit 12 consists of 102.38 square meters Unit 13 consists of 172.77 square meters. Both Units are rented to unaffiliated third parties for an aggregate monthly rental of $3,353.

Adequacy of Facilities

     Management believes that the Company's new manufacturing complex will be adequate for its reasonably foreseeable needs.

Item 3. Legal Proceedings.

     On August 28, 1998, a lawsuit was filed in the United States District Court for the Central District of California against the Company and the Company's Warrant Agent alleging that the Company had committed securities fraud, common law fraud and breach of contract arising out of the original sale of certain warrants which were sold to the public in 1994 and the issuance on July 22, 1998 of a notice to redeem those warrants on September 4, 1998 for $0.05 per warrant. The lawsuit was dismissed, without prejudice, on September 2, 1998, and the Company rescinded the redemption of the warrants that was noticed on July 22, 1998.

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

Item 4. Control of Registrant.

     The Company is not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of July 14, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to own beneficially more than 10% of the Common Stock of the Company outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                                                          Amount Owned
                                             ---------------------------------------------
                                                 Shares of             Options to Purchase        Percent of
         Person or Group                       Common Stock                 Common Stock             Class(1)
         ---------------                       ------------            -------------------        -----------

         Anthony So                             1,168,421(2)                   567,000               47.1%
         Officers and directors                 1,168,421                    1,036,000               53.1%
           as a group (8 persons)

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

Item 5. Nature of Trading Market.

     The Company's Common Stock and warrants are traded only in the United States over-the-counter market. The Common Stock is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") National Market under the trading symbol BNSO; the warrants are quoted under the trading symbol BNSOW on Nasdaq.

     The table set forth below presents the range, on a quarterly basis, of high and low closing sales prices per share of Common Stock and per warrant as reported by Nasdaq for the last two fiscal years and for the first quarter of the fiscal year ending March 31, 2000. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.

Common Stock

         Quarter Ended                                                            High              Low

     Fiscal 1998
     June 30, 1997                                                              $ 2.25           $1.6875
                  -----------------------------------------------------
     September 30, 1997                                                         $ 6.50(2)        $2.0625(2)
                        -----------------------------------------------
     December 31, 1997                                                          $ 8.375(2)       $5.375(2)
                       ------------------------------------------------
     March 31, 1998                                                             $10.125(2)       $5.875(2)
                   ----------------------------------------------------

     Fiscal 1999
     June 30, 1998                                                              $11.375(2)       $9.0625(2)
                  -----------------------------------------------------
     September 30, 1998                                                         $11.125(2)       $5.125(2)
                        -----------------------------------------------
     December 31, 1998                                                          $  6.125(2)      $3.125(2)
                       ------------------------------------------------
     March 31, 1999                                                             $  7.50(2)       $5.375(2)
                   ----------------------------------------------------

     Fiscal 2000
     June 30, 1999                                                              $7.938(2)        $5.75(2)
                  -----------------------------------------------------





Public Warrants(1)

         Quarter Ended                                                            High              Low
     Fiscal 1998
     June 30, 1997                                                              $0.40625         $0.3125
                  -----------------------------------------------------
     September 30, 1997                                                         $1.50(2)         $0.40625(2)
                        -----------------------------------------------
     December 31, 1997                                                          $2.375(2)        $0.78125(2)
                      -------------------------------------------------
     March 31, 1998                                                             $2.5625(2)       $1.125(2)
                    ---------------------------------------------------

     Fiscal 1999
     June 30, 1998                                                              $3.375(2)        $2.125(2)
                  -----------------------------------------------------
     September 30, 1998                                                         $3.453(2)        $0.063(2)
                        -----------------------------------------------
     December 31, 1998                                                          $0.656(2)        $0.156(2)
                      -------------------------------------------------
     March 31, 1999                                                             $0.875(2)        $0.313(2)
                    ---------------------------------------------------

     Fiscal 2000
     June 30, 1999                                                              $0.75(2)         $0.188(2)
                  -----------------------------------------------------

----------------------
     (1) The Public Warrants were issued in December 1994 pursuant to a public offering of Units each consisting of one share of Common Stock and two Public Warrants.
     (2)  Reflects high and low closing prices as reported by Nasdaq.

     The 3,119,159 shares of Common Stock outstanding as of July 14, 1999 were held by approximately 296 holders of record worldwide, including 292 holders of record in the United States. Management believes that holders of record hold for approximately 676 beneficial holders.

Transfer and Warrant Agent

     The transfer agent and registrar for the Common Stock and the Warrant Agent for the warrants is U.S. Stock Transfer Corporation, 1745 Gardena Avenue #200, Glendale, California 91204.

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

Item 7. Taxation.

Taxation

     Under current British Virgin Islands law, the Company is not subject to tax on its income. Most of the Company's subsidiaries' profits accrue in Hong Kong, where the corporate tax rate is currently 16%. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or by Bonso Electronics Limited to the Company. Therefore, the overall effective tax rate of the Company may be lower than that of most United States corporations; however, such could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Hong Kong or China.

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

Item 8. Selected Financial Data.

     The selected consolidated financial data set forth below as of March 31, 1998 and 1999 and for each of the three fiscal years in the period ended March 31, 1999 are derived from the audited Consolidated Financial Statements and notes thereto, which are prepared in accordance with generally accepted accounting principles in the United States of America in United States dollars, and which appear elsewhere in this Annual Report. The selected consolidated financial data set forth below as of March 31 1995, 1996 and 1997 and for each of the two fiscal years in the period ended March 31, 1996 have been derived from the Company's audited consolidated financial statements which do not appear in this Annual Report. The selected consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.


                                       SELECTED CONSOLIDATED FINANCIAL DATA

                                                                       Year ended March 31,
                                                     ----------------------------------------------------------
Income Statement Data                              1995         1996          1997         1998         1999
                                                 (In thousands of United States dollars, except per share data)

Net sales                                          $13,266      $14,248      $16,989      $23,716      $13,046
Cost of sales                                       (8,936)      (9,412)     (12,096)     (17,071)       8,812
                                                    -------      -------      -------     --------     -------
Gross margin                                         4,330        4,836        4,893        6,645        4,234
Selling expenses                                      (265)        (325)        (433)        (420)        (197)
Salaries and related costs                          (1,561)      (1,960)      (1,973)      (1,897)      (1,626)
Research and development expenses                     (108)        (173)        (122)        (159)        (566)
Administration and general expenses                     98       (1,234)      (1,609)      (1,815)      (1,601)
Provision for permanent diminution in value
  of investment in a joint venture company              --         (153)          --           --           --
Net gain on liquidation of a joint venture
  company                                               --           --          160           --           --
                                                  --------     --------          ---     --------     --------
Income from operations                               2,494          991          916        2,354          244
Interest income                                         75          127           64           73           63
Interest expenses                                     (560)        (607)        (532)        (503)        (445)
Less: Interest capitalized                              --           58           61           46           25
                                                 ---------       ------       ------        -----           --
                                                      (560)        (549)        (471)        (457)        (420)
                                                                       -
Foreign exchange (losses)/gains                       (146)        (124)        (136)          35           38
Other income                                            --           76          102          243           53
                                                 ---------        -----        -----        -----       ------
Income/(loss) before income taxes                    1,863          521          475        2,248          (22)
Income tax (expense)/benefit                           (67)          96           72           27           36
                                                 ----------       -----         ----        -----       ------
Income before minority interests                     1,796          617          547        2,275           14
Minority interests                                      47          (10)          --           --           --
                                                 ---------        ------      ------      -------      -------
Net income                                          $1,843      $   607      $   547       $2,275      $    14
                                                 ---------       ------       ------       ------      -------
Earnings per share   - Basic                       $ 0.95       $ 0.21       $ 0.19        $ 0.80      $  0.45
                     - Diluted                     $ 0.95       $ 0.21       $ 0.19        $ 0.73      $  0.37



                                                                           As of March 31,
                                                  -------------------------------------------------------------
Balance Sheet Data                                   1995          1996         1997        1998        1999
                                                     ----          ----         ----        ----        ----

Working capital                                    $ 4,719     $  3,801     $  1,663     $  3,184    $  3,316
Total assets                                        18,278       20,700       20,516       20,647      18,660
Long-term debt and capital lease obligations,
  net of current maturities                             68          744          787          243          42
Deferred income taxes(liabilities)/assets             (103)         (49)          16           74         112
Shareholders' equity                                10,764       11,433       12,142        14,479     14,626



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

Overview

     The Company derives its revenues principally from the sale of electronic scales and electronic consumer and health care products manufactured by it in China. For the fiscal year ended March 31, 1998, the Company had net sales of $23,715,576 and net income of $2,274,645. However, in the fiscal year ended March 31, 1999, net sales decreased to $13,046,265 and net income decreased to $13,754.

     The Company was operating at full capacity in its prior manufacturing facility and, in January 1997, it moved its manufacturing operations to a new facility which has approximately tripled the Company's manufacturing capacity. Management believes that the Company will be able to increase sales to take advantage of its increased manufacturing capacity and improve margins and financial performance. Increased revenue and net income in future periods will depend on the Company's ability to (i) strengthen its customer base by enhancing and diversifying its products; (ii) increase the number of its customers; (iii) expand into additional markets; (iv) maintain or increase sales of its products to existing customers; (v) increase production; and (vi) control all of its costs. Although labor costs are increasing in China, the Company's labor costs continue to represent a relatively small percentage of its total production costs. Management believes that increased labor costs in China will not have significant effect on its total production costs or results of operations, and that the Company will be able to continue to increase its production at its new facility without substantially increasing its non-production salaries and related costs. In addition, the Company has not experienced significant difficulties in obtaining raw materials for its products, and management does not anticipate any such difficulties in the foreseeable future.

     As of the date of filing this Annual Report on Form 20-F, the Company's year to date revenues have declined when compared to the comparable period in the prior year. Management believes that the decline in the Company's revenues from 1998 to 1999 is attributable to a general decline in the worldwide economy and reduced orders from two of the Company's major customers, as well as from various smaller customers. One of these major customers has reduced its orders significantly and management does not believe that it is likely that this customer's orders will increase in the future. Management believes that the other major customer's order reduction is temporary and expects that orders from that customer will increase in the third and fourth fiscal quarters. In 1998, management initiated a cost savings program in order to reduce the effect upon the Company's net income of the reduced sales volume. The cost saving steps included a temporary reduction in managements' salaries which were restored to previous levels as of April 1, 1999. Management is optimistic that the Company will be able to not only replace sales lost during the last fiscal year but to increase sales volume during the next fiscal year as a result of increased marketing activities, diversification of the Company's customer base and new product development. Readers are cautioned that there can be no assurance that management will be successful in achieving these objectives.



Results of Operations

     The following table sets forth selected income data as a percentage of net sales for the periods indicated.

                                                                  Year ended March 31,
                                                            -------------------------------
         Income Statement Data                              1997          1998         1999
                                                            ----          ----         ----
         Net sales                                         100.0%         100.0%       100.0%
         Cost of sales                                     (71.2)         (72.0)       (67.5)
                                                         --------       --------     --------
         Gross margin                                       28.8           28.0         32.5
         Selling expenses                                   (2.5)          (1.8)        (1.5)
         Salaries and related costs                        (11.6)          (8.0)       (12.5)
         Research and development expenses                  (0.7)          (0.7)        (4.3)
         Administration and general expenses                (9.5)          (7.6)       (12.3)
         Net gain on liquidation of a joint venture company  0.9           --            --
                                                           -----         -----          -----
         Income from operations                              5.4            9.9          1.9
         Interest income                                     0.4            0.3          0.4
         Interest expense                                   (3.1)          (2.1)        (3.4)
                                                           -----          -----        -----
         Less: Interest capitalized                          0.3            0.2          0.2
                                                           -----          -----        -----
                                                            (2.8)          (1.9)        (3.2)
         Foreign exchange (losses)/gains                    (0.8)             0.2          0.3
         Other income                                        0.6            1.0          0.4
                                                             ---            ---          ---
         Income before income taxes                          2.8            9.5       (0.2)
         Income tax benefit                                  0.4            0.1          0.3
         Net income                                          3.2%           9.6%         0.1%
                                                             ====           ====         ====


Fiscal year ended March 31, 1999 compared to fiscal year ended March 31, 1998

     Net Sales. The Company's sales decreased 45.0% from $23,715,576 for the fiscal year ended March 31, 1998, to $13,046,265 for the fiscal year ended March 31, 1999, primarily as a result of decreased orders from two major customers and from various smaller customers of the Company.

     Gross Margin. Gross margin increased from 28.0% to 32.5% primarily due to the fact that the Company was able to utilize existing inventory by modifying it to fill orders and the fact that the Company manufactured over 80% of the strain gauges which it used in its products. Implementation of a "just-in-time" inventory system, which resulted in a reduction in inventory, also contributed to this increase.

     Selling Expenses. Selling expenses decreased by 53.1% from $419,755 for the fiscal year ended March 31, 1998 to $196,974 for the fiscal year ended March 31, 1999. This decrease was attributable primarily to the decrease in sales.

     Salaries and Related Costs. Salaries and related costs decreased by 14.3% from $1,897,412 for the fiscal year ended March 31, 1998 to $1,625,731 for the fiscal year ended March 31, 1999. This decrease was primarily due to the Company's efforts to control the number of employees in light of the reduction in orders from two major customers as well as a temporary reduction in management's salaries.

     Research and Development. Research and development expenses increased 256.7% from $158,706 during the fiscal year ended March 31, 1998 to $566,030 for the fiscal year ended March 31, 1999, primarily as a result of the Company's increased emphasis on developing new products to diversify its customer base and particularly the expenditure of $392,454 on development of the Company's proposed cordless telephone.

     Administration and General Expenses. Administration and general expenses decreased by 11.8% from $1,814,535 for the fiscal year ended March 31, 1998, to $1,601,186 for the fiscal year ended March 31, 1999. This decrease was attributable primarily to various cost saving programs such as negotiating with the owner of the Universal Industrial Centre property for a reduction of rental expenses. The Company subsequently purchased its office space in an attempt to control this expense in the long run.

     Income from Operations. Income from operations decreased by 89.6% from $2,354,079 for the fiscal year ended March 31, 1998 to $244,171 for the fiscal year ended March 31, 1999, primarily as a result of reduced sales and a resulting increase in research and development efforts.

     Other Income. Other income decreased by 78.3% from $242,669 for the fiscal year ended March 31, 1998 to $52,662 for the fiscal year ended March 31, 1999, primarily as a result of reduced orders for scrap and increased efficiency which resulted in a reduction of scrap for resale.

     Foreign Exchange Losses/Gains. Foreign exchange rates produced a gain of $35,187 for the fiscal year ended March 31, 1998 and a gain of $37,882 for the fiscal year ended March 31, 1999. This difference was primarily attributable to the difference between the pegged exchange rate and the actual transaction rate.

     Interest Expenses. Interest expenses decreased by 8.1% from $457,838 in the fiscal year ended March 31, 1998 to $420,536 in the fiscal year ended March 31, 1999, as a result of reduced bank borrowings.

     Income Taxes. The Company received an income tax credit of $27,117 for the fiscal year ended March 31, 1998 and $36,087 for the fiscal year ended March 31, 1999. The increase in tax credit is basically due to approved tax losses of certain of the Company's subsidiaries during the year.

     Net Income. Net income decreased by 99.4% from $2,274,645 for the fiscal year ended March 31, 1998 to $13,754 for the fiscal year ended March 31, 1999, primarily as a result of decreased turnover and the other factors described above.

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

     Research and Development. Research and development expenses increased 29.8% from $122,263 during the fiscal year ended March 31, 1997 to $158,706 for the fiscal year ended March 31, 1998, primarily as a result of the increase in new product development, such as a series of low profile body scales, a generic LCD scale and a new pocket scale.

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

     Foreign Exchange Losses/Gains. Foreign exchange rates produced a loss of $135,780 for the fiscal year ended March 31, 1997 and a gain of $35,187 for the fiscal year ended March 31, 1998. This difference was primarily attributable to the difference between the pegged exchange rate and actual transaction rate.

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

Liquidity and Capital Resources

     The Company has traditionally relied on borrowings to meet its working capital requirements. These borrowings have been supplemented by internally generated funds and trade credits from suppliers. As of March 31, 1999, the Company had in place general banking facilities with three financial institutions aggregating $6,217,949. Such facilities include the ability to obtain overdrafts, letters of credit, notes payable and fixed loans. As of March 31, 1999, the Company had utilized $2,059,357 under its general banking facilities. Interest on this indebtedness fluctuates with the prime rate and HIBOR as set by the Hong Kong Bankers Association. The bank credit facilities are collateralized by certain bank deposits of the Company, by the Company's real property located at Savanna Garden in Hong Kong and by a bank guarantee in the amount of $150,000. The Company's bank credit facilities are due for renewal annually. Management of the Company anticipates that the banking facilities will be renewed on substantially the same terms. Excluding the current portion of long term debt and capital lease obligations, the amounts of total short-term bank borrowings outstanding as of March 31, 1999 and 1998 were $1,944,756 and $3,199,737, respectively. During the fiscal year ended March 31, 1999, the Company paid a total of $445,644 in interest on indebtedness (including capitalized interest).

     Management is negotiating an equipment lease financing arrangement for the equipment which will be needed to produce the Company's proposed cordless telephone. Management anticipates that the Company will finance 85% of the cost of the equipment, which will require an initial payment of approximately HK$1 million. The terms of the lease financing arrangement are expected to include a 3-year term with annual interest equal to HIBOR plus 3.375% and monthly payments of principal and interest.

     Operating activities provided $2,644,612 of net cash for the fiscal year ended March 31, 1999 compared to $3,262,259 of net cash for the fiscal year ended March 31, 1998. The decrease from the fiscal year ended March 31, 1998 to the fiscal year ended March 31, 1999, was primarily due to the decrease in sales and in net income. Investing activities used $926,312 of net cash for the fiscal year ended March 31, 1999 and used $1,604,013 of net cash for the fiscal year ended March 31, 1998. The decrease in net cash used in investing activities from the fiscal year ended March 31, 1998 to the fiscal year ended March 31, 1999 was primarily due to a decrease in the acquisition of property, plant and equipment. Financing activities used $1,892,619 of net cash for the fiscal year ended March 31, 1999 and used $1,294,420 for the fiscal year ended March 31, 1998. This increase was primarily due to the repayment of banking facilities.

     As of March 31, 1999, the Company had $271,447 in cash and cash equivalents as opposed to $448,454 as of March 31, 1998. There are no other material unused sources of liquid assets. The Company believes that there are no material restrictions (including foreign exchange controls) on the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases.

     The Company's current ratio (current assets divided by current liabilities) increased from 1.54 as of March 31, 1998 to 1.83 as of March 31, 1999. Its quick ratio (cash and cash equivalents, restricted cash deposits and receivables divided by current liabilities) increased from 0.53 as of March 31, 1998 to 0.65 as of March 31, 1999.

     As of March 31, 1999, the Company had contingent liabilities to banks for outstanding letters of credit of $114,601 as opposed to $502,270 as of March 31, 1998.

Impact of Inflation

     Management believes that inflation has not had a material effect on its business between 1998 and 1999. The Company has generally been able to modify and improve its product designs so that it could either increase the prices of its products or lower the production cost in order to keep pace with inflation. All of the Company's manufacturing is being done in China, and China is experiencing deflation. If such trend continues, the Company could incur decreased labor costs with regard to its Chines operations, resulting in lower production costs. Although the costs to the Company of components used in the manufacture of its products have been relatively stable, management believes that any possible significant increase in material costs would affect the entire electronics industry and thus would not have a negative material impact on the Company's competitive position.

Year 2000

     The Company, like many owners of computer software, will be required to modify portions of its software so that it will function properly in the year 2000. The Company's information technology systems are maintained under a maintenance arrangement with the primary vendor of its information technology software. The vendor has advised that it does not anticipate any problems in making the necessary modifications to the Company's software. The Company's inventory and purchasing software, as well as its accounting system, have been updated for Year 2000 compliance, including upgrading of hardware. The total costs in relation to these upgrades are immaterial to the Company. Management anticipates that all necessary changes to its software will be completed before December 31, 1999, and that the Company will not experience any significant impact with respect to Year 2000 compliance with the Company's non-information technology systems and equipment.

Taxation

     Under current British Virgin Islands law, the Company is not subject to tax on its income. Most of the Company's profits accrue in Hong Kong, where the corporate tax rate is currently 16%. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or by Bonso Electronics Limited to the Company. Therefore, the overall effective tax rate of the Company may be lower than that of most United States corporations; however, such could be materially and adversely affected by changes in the tax laws applicable to the Company.

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

Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued certain pronouncements which are effective as indicated below with respect to the fiscal years presented in the consolidated financial statements.

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

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for fiscal years beginning after June 15, 1999. Restatement of disclosures for earlier periods provided for comparative purposes is required. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has evaluated the disclosure requirements of SFAS No. 133 and believes that implementation of the new standard will have no impact on its results of operations and financial position.

     SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" is effective for fiscal years beginning after December 15, 1998. This statement amends SFAS 65, "Accounting for Certain Mortgage Banking Activities" and requires that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold these investments. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise. The Company has evaluated the disclosure requirements of SFAS No. 134 and believes that implementation of the new standard will have no impac on its results of operations and financial position.

Item 10. Directors and Officers of Registrant.

     The directors, executive officers and a key employee of the Company are as follows:

Name                             Position with the Company
----                             -------------------------

Anthony So               55      President, Chief Executive Officer, Secretary,
                                 Treasurer, Chief Financial Officer, Chairman
                                 of the Board and Director
Kim Wah Chung            41      Director of Engineering and Research and
                                 Development and Director
Kam Sun Luk              54      General Manager and Director
Cathy, Kit Teng Pang     36      Director of Finance and Director
Henry F. Schlueter       48      Assistant Secretary
Woo-Ping Fok             50      Director
George O'Leary           61      Director

Key Employee
Michael Byrne            51      Managing Director

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

     KIM WAH CHUNG has been a director of the Company since September 21, 1994. Mr. Chung has been employed by the Company since 1981 and currently holds the position of Director of Engineering and Research and Development. Mr. Chung is responsible for all research projects and product development of the Company. Mr. Chung's entire engineering career has been spent with the Company, and he has been involved with every major product development made by the Company. Mr. Chung was graduated with honors i 1981 from the Chinese University of Hong Kong with a Bachelor of Science degree in electronics.

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

     CATHY, KIT TENG PANG has been a director of the Company since January 1, 1998. Ms. Pang was first employed by the Company as Financial Controller in December 1996 and was promoted to Director of Finance on April 1, 1998. Ms. Pang was employed as an auditor in an international audit firm from 1987 to 1991, at which time she joined a Hong Kong Listed company in the field of magnetic industry as Assistant Financial Controller. From 1994 until she joined the Company in 1996, she was employed as Deput Chief Accountant in a management and property development company in Hong Kong and China. Ms. Pang has a Bachelor of Business Administration degree from York University in Toronto, Canada. She is a member of the American Institute of Certified Public Accountants and of the Hong Kong Society of Accountants.

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

     WOO-PING FOK was elected to the Board of Directors of the Company on September 21, 1994. Mr. Fok and his firm, Norman M.K. Yeung & Co., have served as Hong Kong counsel to the Company since 1993. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kon and a Barrister & Solicitor of
Australian Capital Territory. Mr. Fok practices law in Hong Kong and is a partner with Norman M.K. Yeung & Co. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters.

     GEORGE O'LEARY has been a director of the Company since January 1997. From November 1994 to the present time, Mr. O'Leary has been President of Pacific Rim Products, Newport Beach, California, a trading company that provides offshore sourcing alternatives to U.S. based electronics companies. For eight years prior to 1994, Mr. O'Leary was President, CEO and a director of Micro General Corporation, Santa Ana, California, a manufacturer and distributor of mechanical and electronic scale products. Fo eight years prior to that, Mr. O'Leary was Vice President and General Manager of Lanier Business Products, Atlanta, Georgia, a manufacturer and distributor of office products. Mr. O'Leary has a Bachelor of Science degree in Electrical Engineering from Northeastern University, Boston, Massachusetts.

     MICHAEL BYRNE has served as Managing Director for the Company since October, 1998. Mr. Byrne has been employed by various manufacturing firms, including International Harvester, Prince Engineering, Combustion Engneering Canada and Aerospace Technologies of Australia, since 1964. From 1993 to 1995, Mr. Byrne was employed as a senior manufacturing executive by Henderson's Automotive Group, a supplier of metal and foam seating components to all four automotive assemblers. In that position he managed three factories in Melbourne, Adelaide and Geelong and led Henderson's very successful productivity and quality improvement programs. In July 1995, Mr. Byrne established Henderson's first venture into automotive trim products, specifically leather seat covers for Mitsubishi's export Diamante program. The new Henderson's trim plant became a model for demonstrating the effectiveness of focused customer service, total quality management and innovative human resource strategies. Mr. Byrne received his Masters of Business Administration degree from the University of Adelaide in December 1998 and also holds a Graduate Management Qualification from the Australian Graduate School of Management.

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

Item 11.  Compensation of Directors and Officers .

Executive Officers and Directors

     The following table sets forth certain information as to the compensation paid to certain of the Company's executive officers and directors and for all directors and executive officers as a group for the year ended March 31, 1999:

                                                                                    Cash                   Non-Cash
Name of Individual         Capacities in Which Served                            Compensation            Compensation
------------------         --------------------------                            ------------            ------------
Anthony So                 President, Chief Executive Officer,
                           Secretary, Treasurer, Chief Financial
                           Officer, Chairman of the Board and
                           Director                                            $ 346,153(1)           $  95,385(1)
Kim Wah Chung              Director of Engineering and Research
                           and Development and Director                        $  59,615(2)           $  53,974(2)
Kam Sun Luk                Director of New Projects and Quality
                           Control and Director                                $  86,539(3)           $   4,615(3)
Cathy Pang                 Director of Finance and Director                    $  85,817(4)           $   4,577(4)
Henry F. Schlueter         Assistant Secretary                                 $     --               $     --
Woo Ping Fok               Director                                            $     --               $     --
George O'Leary             Director                                            $ 115,342(5)           $     --
Cham Some So               Director                                            $  13,000(6)           $     --
All directors and
officers as a group (8 persons)(7)                                             $ 706,466(7)           $ 158,551

----------------------
     (1) Cash compensation consists of emoluments of $346,153. Non-cash compensation consists of a $15,385 contribution to the Company's Provident Fund Plan and the value of housing provided to Mr. So valued at $80,000 during fiscal 1999. See "Provident Fund Plan," below, and
          Item 13 - "Interest of Management in Certain Transactions."
     (2) Cash compensation consists of emoluments of $59,615. Non-cash compensation consists of a $10,461 contribution to the Company's Provident Fund Plan, life insurance of $5,051 and a housing allowance of $38,462. See "Provident Fund Plan," below, and Item 13 - "Interest of Management in Certain Transactions."
     (3) Cash compensation consists of emoluments of $86,539. Non-cash compensation consists of a $4,615 contribution to the Company's Provident Fund Plan. See "Provident Fund Plan," below.
     (4) Cash compensation consists of emoluments of $85,817. Non-cash compensation consists of a $4,577 contribution to the Company's Provident Fund Plan. See "Provident Fund Plan," below.
     (5) Consists of payments made pursuant to a sales commission arrangement with the Company. See Item 13 - "Interest of Management in Certain Transactions."

     (6) Consists of $13,000 paid as a director's fee. Mr. Cham Some So resigned from the Board of Directors as of April 30, 1998.
     (7) Includes Mr. Cham Some So who resigned as a director as of April 30, 1998.

     The Company did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 1999, other than contributions to the Company's Provident Fund Plan which aggregated $35,038 for officers and directors in 1999.

Directors

     Except for Cham Some So, who was paid a director's fee of $13,000 during the fiscal year ended March 31, 1999, directors do not receive any additional monetary compensation for serving as directors of the Company. However, outside directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. (See "Stock Option Plans--The 1996 Non-Employee Directors' Stock Option Plan," below, and Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries.") All directors are reimbursed for all reasonable expenses incurred in connection with services as a director.

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

     The Company's aggregate contributions to the Provident Fund Plan for the years ended March 31, 1997, 1998 and 1999 amounted to $54,924, $45,227 and $54,046, respectively.

Stock Option Plans

The 1996 Stock Option Plan

     In August 1996, the Board of Directors of the Company adopted the 1996 Stock Option Plan (the "Employees' Plan") which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of the Company's Common Stock. The purpose of the Employees' Plan is to make options available to management and employees of the Company in order to encourage them to secure or increase on reasonable terms their stock ownership in the Company and to encourage them to remain in the employ o the Company.

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


Item 12. Options to Purchase Securities from Registrant or Subsidiaries.

Public Warrants

     As a result of a public offering of Units conducted in December 1994, the Company issued 2,200,000 warrants to the public. An aggregate of 25,597 of these warrants were exercised in October 1998. Each of the remaining 2,174,403 warrants entitles the holder thereof to purchase one share of Common Stock at $7.35 per share. By their terms, the warrants expire on December 14, 1999, unless extended.

Representatives' Warrants

     In conjunction with a public offering of Units conducted in December 1994, the Company issued Representatives' Warrants entitling the holders thereof to purchase up to 110,000 Units, each Unit to consist of one share of Common Stock and two warrants, at an exercise price of $9.1875 per Unit. The Representatives' Warrants are exercisable until December 14, 1999. Upon any transfer after December 15, 1996 to a person other than an officer, shareholder or director of the Representatives, the transferred Representatives' Warrants must be exercised immediately or they will lapse. In addition, the Company granted certain rights to the holders of the Representatives' Warrants under the Securities Act.

Options

     The following table sets forth all options to purchase Common Stock granted by the Company which are outstanding as of the date of this Annual Report.

       Number of              Exercise Price               Expiration
        Options                  per Share                    Date

        20,000                     $2.25                October 16, 2006
        420,000                    $2.00                January 31, 2007
        40,000                     $5.06                September 8, 2007
        220,000                    $6.20                  January 2008
        415,000                    $3.60                  October 2008
        15,000                     $3.70                  October 2008

Item 13. Interest of Management in Certain Transactions.

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

     It is common practice in Hong Kong, the location of the Company's principal executive offices, to provide a housing allowance or living accommodations for senior executives as part of their compensation. The Company provides Mr. Anthony So with living accommodations consisting of a Company-owned townhouse, for which the Company paid a total purchase price of approximately $1,337,000. The Company valued this benefit at $80,000 during the fiscal year ended March 31, 1999. The Company also provides Mr. Kim Wah Chung, its Director of Engineering and Research and Development and a director of the Company, with a housing allowance which amounted to $38,462 during the fiscal year ended March 31, 1999.

     Mr. George O'Leary, a director of the Company, is paid a commission on orders placed by customers which he obtains for the Company. The amount of the commission is negotiated on a deal-by-deal basis, without a written agreement. During the fiscal years ended March 31, 1998 and 1999, Mr. O'Leary was paid an aggregate of $354,835 and $115,342, respectively, in commissions.

                                     PART II

Item 14. Description of Securities to be Registered.

         Not applicable.

                                    PART III

Item 15. Defaults Upon Senior Securities.

     Not applicable.

Item  16.   Changes  in  Securities  and  Changes  in  Security  for  Registered
            Securities.

     On July 22, 1998 the Company issued a notice to redeem the Company's warrants on September 4, 1998 for $0.05 per warrant. On September 2, 1998, the notice to redeem was rescinded.


                                     PART IV

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this Annual Report on Form 20-F.

Item 19. Financial Statements and Exhibits.

     (a) The following Financial Statements are filed as part of this Annual
Report:

                                                                           Page

  Index to Consolidated Financial Statements                                F-1
  Report of Independent Accountants                                         F-2
  Consolidated Balance Sheets as of March 31, 1998 and 1999                 F-3
  Consolidated Statements of Comprehensive Income for the years             F-4
  ended March 31, 1997, 1998 and 1999
  Consolidated Statements of Changes in Shareholders' Equity for the        F-5
  years ended March 31, 1997, 1998 and 1999
  Consolidated Statements of Cash Flows for the years ended                 F-6
  March 31, 1997, 1998 and 1999
  Notes to Consolidated Financial Statements                     F-7 through 27

     (b) No Exhibits are filed as part of this Annual Report.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BONSO ELECTRONICS INTERNATIONAL INC.



Date  August 2, 1999                        /s/ Anthony So
                                            ------------------------------------
                                            Anthony So, President

                        Consolidated Financial Statements

                      Bonso Electronics International Inc.
                  (Incorporated in the British Virgin Islands)
                                and Subsidiaries

                                 March 31, 1999

                             PricewaterhouseCoopers
                             Independent Accountants

              Bonso Electronics International Inc. and Subsidiaries
                   Index to Consolidated Financial Statements



Contents                                                                   Pages



Report of Independent Accountants............................................. 2



Consolidated Balance Sheets as of March 31, 1998 and 1999..................... 3



Consolidated Statements of Comprehensive Income
for the years ended 31, 1997, 1998 and 1999................................... 4



Consolidated Statements of Changes in Shareholders'
Equity for the years ended 31,  1997, 1998 and 1999........................... 5



Consolidated Statements of Cash Flows for the years ended
March 31, 1997, 1998 and 1999................................................. 6



Notes to Consolidated Financial Statements...............................7 to 27

                        Report of Independent Accountants


Board of Directors and Shareholders
Bonso Electronics International Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and Subsidiaries (the "Group") as of March 31, 1998 and 1999 and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of March 31, 1998 and 1999 and the results of their operations and cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles in the United States of America.




PricewaterhouseCoopers

Hong Kong, May 28, 1999


                                 Bonso Electronics International Inc. and Subsidiaries
                                              Consolidated Balance Sheets
                                         (Expressed in United States Dollars)

                                                                                            March 31
                                                                                 -----------------------------
                                                                                 1998                   1999
                                                                                 ----                   ----
                                                                                 $                      $
Assets

Current assets

 Cash and cash equivalents ......................................                448,454                 271,447
 Restricted cash deposits (Note 7) ..............................                952,267               1,011,688
 Trade receivables, net (Note 2) ................................                964,958                 362,236
 Inventories, net (Note 3) ......................................              5,966,700               4,697,928
 Notes receivable ...............................................                340,518                 690,449
 Deferred income tax assets - current (Note 5(d)) ...............                 35,088                  31,251
 Other receivables, deposits and prepayments ....................                400,924                 243,231
                                                                             -----------             -----------
 Total current assets ...........................................              9,108,909               7,308,230
                                                                             -----------             -----------

Deposits ........................................................                447,735                    --

Deferred income tax assets - non current (Note 5(d)) ............                 38,430                  81,223

Property, plant and equipment

 Leasehold land and buildings ...................................              7,259,414               8,997,073
 Construction-in-progress .......................................                785,364                    --
 Plant and machinery ............................................              3,385,846               3,495,632
 Molds ..........................................................              2,108,967               2,112,608
 Furniture, fixtures and equipment ..............................              2,122,805               2,661,718
 Motor vehicles .................................................                306,946                 306,979
                                                                             -----------             -----------
                                                                              15,969,342              17,574,010
 Less: accumulated depreciation and amortization ................             (4,917,853)             (6,303,179)
                                                                             -----------             -----------
 Net property, plant and equipment ..............................             11,051,489              11,270,831
                                                                             -----------             -----------
 Total assets ...................................................             20,646,563              18,660,284
                                                                             -----------             -----------

(cont'd)
              See notes to these consolidated financial statements




                                 Bonso Electronics International Inc. and Subsidiaries
                                       Consolidated Balance Sheets (continued)
                                         (Expressed in United States Dollars)

                                                                                           March 31
                                                                                 ---------------------------
                                                                                 1998                   1999
                                                                                 ----                   ----
                                                                                 $                      $


Liabilities and shareholders' equity

Current liabilities

 Bank overdrafts (Note 7) .......................................                600,721                 643,278
 Notes payable (Note 7) .........................................              2,260,384                 581,349
 Accounts payable ...............................................              1,560,954               1,135,910
 Accrued charges and deposits ...................................                482,222                 516,458
 Income taxes payable ...........................................                 30,000                  11,667
 Short-term loans (Note 7) ......................................                338,632                 720,129
 Current portion of long-term debt and
  capital lease obligations
   (Notes 4 and 6(a)) ...........................................                652,041                 383,409
                                                                             -----------             -----------
 Total current liabilities ......................................              5,924,954               3,992,200
                                                                             -----------             -----------
Long-term debt and capital lease obligations, net of current
 maturities (Notes 4 and 6(a)) ..................................                242,889                  42,397

Commitments and contingencies (Note 10)

Shareholders' equity (Notes 8(b), 14 and 15)

 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares - 3,119,159 ...................                  8,485                   9,353
 Additional paid-in capital .....................................              8,724,503              10,285,105
 Promissory note receivable from shareholder (Note 8(b)) ........             (1,350,000)             (1,430,000)
 Common stock subscribed (Note 8(b)) ............................              1,350,000                    --
 Retained earnings ..............................................              5,512,204               5,525,958
 Accumulated other comprehensive income .........................                233,528                 235,271
                                                                             -----------             -----------
                                                                              14,478,720              14,625,687
                                                                             -----------             -----------
Total liabilities and shareholders' equity ......................             20,646,563              18,660,284
                                                                             -----------             -----------

              See notes to these consolidated financial statements

                   Bonso Electronics International Inc. and Subsidiaries
                      Consolidated Statements of Comprehensive Income
                           (Expressed in United States Dollars)

                                                        Year ended March 31
                                              -----------------------------------------
                                                  1997           1998           1999
                                                  $              $              $

Net sales (Note 16) .......................    16,989,019     23,715,576     13,046,265
Cost of sales .............................    12,096,085     17,071,089      8,812,173
                                              -----------    -----------    -----------
Gross margin ..............................     4,892,934      6,644,487      4,234,092

Selling expenses ..........................       432,518        419,755        196,974
Salaries and related costs ................     1,973,021      1,897,412      1,625,731
Research and development expenses (Note 11)       122,263        158,706        566,030
Administration and general expenses .......     1,609,217      1,814,535      1,601,186
Net gain on liquidation of a joint venture
 company (Note 13) ........................      (159,654)          --             --
                                              -----------    -----------    -----------
Income from operations ....................       915,569      2,354,079        244,171
Interest income ...........................        64,248         73,431         63,488
Interest expenses .........................      (532,068)      (503,896)      (445,644)
Less: Interest capitalized ................        61,413         46,058         25,108
                                              -----------    -----------    -----------

                                                 (470,655)      (457,838)      (420,536)
Foreign exchange (losses)/gains ...........      (135,780)        35,187         37,882
Other income ..............................       101,843        242,669         52,662
                                              -----------    -----------    -----------
Income/(loss) before income taxes .........       475,225      2,247,528        (22,333)
Income tax benefit (Note 5(c)) ............        71,364         27,117         36,087
                                              -----------    -----------    -----------
Net income ................................       546,589      2,274,645         13,754

Other comprehensive income, net of tax:
Foreign currency translation adjustments ..       162,970         43,129          1,743
                                              -----------    -----------    -----------
Comprehensive income ......................       709,559      2,317,774         15,497
                                              -----------    -----------    -----------

Earning per share (Note 12)
 Basic ....................................         19.34 cents    80.39 cents    0.45 cents
                                              -----------    -----------    -----------

 Diluted ..................................         19.21 cents    72.57 cents    0.37 cents
                                              -----------    -----------    -----------



              See notes to these consolidated financial statements

                        Bonso Electronics International Inc. and Subsidiaries
                     Consolidated Statements of Charges in Shareholders' Equity
                                (Expressed in United States Dollars)

                                                                                   Promissory
                                              Common stock                         note
                                        -----------------------                    receivable
                                           Shares       Amount      Additional     from
                                        outstanding  outstanding  paid-in capital  shareholder
                                        -----------  -----------  ---------------  -----------
                                                     $             $               $
Balance, March 31, 1996 ............     2,825,949         8,477     8,705,917          --

Net income .........................

Other comprehensive income,
 net of tax
Foreign currency adjustments:
 Cumulative translation adjustments
 Reversal upon liquidation
  of a joint venture company .......
Comprehensive income ...............
                                       -----------   -----------   -----------    ----------
Balance, March 31, 1997 ............     2,825,949         8,477     8,705,917          --

Net income .........................
Other comprehensive income,
 net of tax
Foreign currency adjustments:
 Cumulative translation adjustments
 Reversal upon liquidation of a
   subsidiary ......................
                                       -----------   -----------   -----------    ----------
Comprehensive income ...............
Common stock issued upon exercise
 of warrant (Note 15) ..............         2,613             8        18,586
Common stock subscribed
 (Note 8(b)) .......................          --            --            --      (1,350,000)
                                       -----------   -----------   -----------    ----------
Balance, March 31, 1998 ............     2,828,562         8,485     8,724,503    (1,350,000)

Net income .........................        13,754          --          13,754
Other comprehensive income,
 net of tax
Foreign currency adjustments:
 Cumulative translation adjustment..          --           1,743         1,743
                                       -----------   -----------   -----------    ----------

Comprehensive income ...............
Issue of common stock (Note 8(b))...       200,000           600     1,349,400          --
Common stock issued upon
 exercise of share option (Note (14).        5,000           193       131,202          --
Common stock issued upon exercise
 of warrant, net of expenses (Note
15)                                         25,597            75          --            --
Interest income from promissory
 note receivable (Note 8(b)) .......          --            --          80,000       (80,000)
                                       -----------   -----------   -----------    ----------
Balance, March 31, 1999 ............     3,119,159         9,353    10,285,105    (1,430,000)
                                       -----------   -----------   -----------    ----------

(cont'd)


                        Bonso Electronics International Inc. and Subsidiaries
               Consolidated Statements of Charges in Shareholders' Equity (continued)
                                (Expressed in United States Dollars)

                                                                     Accumulated
                                                                     other
                                                                     comprehensive
                                                                     income-
                                       Common                        foreign      Total
                                       stock           Retained      currency     shareholders'
                                       subscribed      earnings      adjustments  equity
                                       ----------      --------      -----------  ------------
                                       $               $             $            $
Balance, March 31, 1996 ............         --       2,690,970        27,429     11,432,793

Net income .........................                    546,589          --          546,589

Other comprehensive income,
 net of tax
Foreign currency adjustments:
 Cumulative translation adjustments                       --          57,746          57,746
 Reversal upon liquidation
  of a joint venture company .......                      --         105,224         105,224
Comprehensive income ...............                    546,589      162,970         709,559
                                       ----------   -----------   -----------    -----------
Balance, March 31, 1997 ............         --       3,237,559       190,399     12,142,352

Net income .........................                 2,274,645          --        2,274,645
Other comprehensive income,
 net of tax
Foreign currency adjustments:
 Cumulative translation adjustments                       --          45,779         45,779
 Reversal upon liquidation of a
   subsidiary ......................                      --          (2,650)        (2,650)
                                       ----------   -----------   -----------    -----------
Comprehensive income ...............         --       2,274,645        43,129      2,317,774
Common stock issued upon exercise
 of warrant (Note 15) ..............         --            --            --           18,594
Common stock subscribed
 (Note 8(b)) .......................    1,350,000          --            --             --
                                       ----------   -----------   -----------    -----------
Balance, March 31, 1998 ............    1,350,000     5,512,204       233,528     14,478,720

Net income .........................                     13,754          --           13,754
Other comprehensive income,
 net of tax
Foreign currency adjustments:
 Cumulative translation adjustment..                       --           1,743          1,743
                                       ----------   -----------   -----------    -----------

Comprehensive income ...............                     13,754         1,743         15,497
Issue of common stock (Note 8(b))...   (1,350,000)         --            --             --
Common stock issued upon
 exercise of share option (Note (14).        --            --            --          131,395
Common stock issued upon exercise
 of warrant, net of expenses (Note
15                                           --            --            --               75
Interest income from promissory
 note receivable (Note 8(b)) - .....         --            --            --             --
                                       ----------   -----------   -----------    -----------
Balance, March 31, 1999 ............         --       5,525,958       235,271     14,625,687
                                       ----------   -----------   -----------    -----------



              See notes to these consolidated financial statements

                             Bonso Electronics International Inc. and Subsidiaries
                                     Consolidated Statements of Cash Flows
                                     (Expressed in United States Dollars)
                                                                                                   Year ended March 31
                                                                                     --------------------------------------------
                                                                                     1997               1998                 1999
                                                                                     ----               ----                 ----
                                                                                     $                  $                    $
Cash flows from operating activities
 Net income ............................................................            546,589           2,274,645              13,754
 Adjustments to reconcile net income to net cash
  provided by operating activities
 Depreciation ..........................................................            681,730             942,894           1,109,286
 Amortization ..........................................................            279,201             482,214             275,323
 Other .................................................................            (71,716)            113,794             (51,187)

 Changes in assets and liabilities, net of disposed
  subsidiary:
 Trade receivables .....................................................            394,234              45,929             596,696
 Other receivables, deposits and prepayments ...........................            773,636             (57,577)            157,693
 Notes receivable ......................................................           (535,685)            427,015            (349,931)
 Inventories ...........................................................            275,537              53,994           1,341,075
 Accounts payable, accrued charges and deposits ........................          1,237,089          (1,084,467)           (390,808)
 Other .................................................................            (56,309)             63,818             (57,289)
                                                                                 ----------          ----------          ----------
 Net cash provided by operating activities .............................          3,524,306           3,262,259           2,644,612
                                                                                 ----------          ----------          ----------
Cash flows from investing activities
 Restricted cash deposits ..............................................            664,820             (65,947)            (59,421)
 Deposit for properties ................................................               --               (64,215)               --
 Proceeds from disposal of property, plant and
  equipment ............................................................            212,494              83,418                --
 Acquisition of property, plant and equipment ..........................         (2,844,115)         (1,557,269)           (866,891)
                                                                                 ----------          ----------          ----------
 Net cash used in investing activities .................................         (1,966,801)         (1,604,013)           (926,312)
                                                                                 ----------          ----------          ----------
Cash flows from financing activities
 Issue of shares on exercise of warrants and options ...................               --                  --               317,966
 Expenses paid for warrant redemption ..................................               --                  --              (201,586)
 Principal payments under long-term debt ...............................           (307,692)           (410,256)           (381,826)
 Capital lease payments ................................................           (169,569)           (355,750)           (372,192)
 Net repayment under banking facilities ................................         (1,180,565)           (528,414)         (1,254,981)
                                                                                 ----------          ----------          ----------
 Net cash used in financing activities .................................         (1,657,826)         (1,294,420)         (1,892,619)
                                                                                 ----------          ----------          ----------
 Effect of foreign exchange rate changes on cash .......................             23,457              (4,519)             (2,688)
                                                                                 ----------          ----------          ----------
 Net (decrease)/increase in cash .......................................            (76,864)            359,307            (177,007)
 Cash and cash equivalents, beginning of year ..........................            166,011              89,147             448,454
                                                                                 ----------          ----------          ----------
                                                                                     89,147             448,454             271,447
                                                                                 ----------          ----------          ----------
Supplemental disclosure of cash flow information

 Cash paid during the year for:
  Interest paid, net of amounts capitalized ............................            470,655             457,838             420,536
  Income tax paid, net of refund .......................................             50,383             (33,818)            (21,202)

              See notes to these consolidated financial statements

             Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies

     Bonso Electronics International Inc. ("the Company") and its subsidiaries are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, electronic consumer products and health care products.

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

     (v) Any gain or loss on disposal is included in the Consolidated Statements of Comprehensive Income.

(f)  Research and development costs

     Research and development costs are charged to expense as incurred.

(g)  Advertising

     Advertising costs are expensed as incurred and are included within selling expenses.

     Total advertising costs incurred for the years ended March 31, 1997, 1998 and 1999 amounted to $22,315 and $9,078 and $43,424 respectively.

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

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (cont'd)

(j)  Foreign currency translations

     (i) The functional currency of the Company and one of its Hong Kong subsidiaries is the United States dollar and the functional currency of the other Hong Kong subsidiaries is the Hong Kong dollar. The functional currency of the Company's subsidiary in the Peoples' Republic of China (the "PRC") is the Renminbi, the national currency of the PRC. The functional currency of the Company's subsidiary in Canada, which was liquidated in 1998, is the Canadian dollar.

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

(k)  Adoption of new accounting standards

     The Group adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". This statement establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements; it does not address issues of recognition or measurement. The primary element of comprehensive income applicable to the Group is the foreign currency cumulative translation adjustment. The Group adopted this standard from December 15, 1998. The comparative figures have been restated.

     The Group adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement establishes guidelines for the way that public business enterprises report information about operating segments in financial statements. This statement also establishes guidelines for related disclosures about products and services, geographic areas, and major customers. The Group adopted this standard from December 15, 1998.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

2    Allowance for doubtful accounts

     Changes in the allowance for doubtful accounts consist of:


                                                1997        1998           1999
                                                ----        ----           ----
                                                $           $              $

Balance, April 1 .......................       52,919       99,856        33,333
Additions charged to expense ...........       46,937         --           6,026
Write-off ..............................         --        (26,126)         --
Provision written back .................         --        (40,397)         --
                                              -------      -------       -------
Balance, March 31 ......................       99,856       33,333        39,359
                                              -------      -------       -------

3    Inventories

(a)  The components of inventories are as follows:
                                                            March 31
                                                   --------------------------
                                                   1998                  1999
                                                   ----                  ----
                                                   $                     $

Raw materials ......................            4,288,182             3,601,695
Work in progress ...................              849,343               841,008
Finished goods .....................            1,096,799               450,546
                                               ----------            ----------
                                                6,234,324             4,893,249
                                               ----------            ----------
Provisions .........................             (267,624)             (195,321)
                                               ----------            ----------
                                                5,966,700             4,697,928
                                               ----------            ----------

(b)  Changes in the inventories provisions consist of the following:


                                            1997           1998          1999
                                            ----           ----          ----
                                            $                    $       $

Balance, April 1 ...................        49,014        146,530       267,624
Additions charged to expense .......       131,516        121,094          --
Write-back .........................       (34,000)          --         (72,303)
                                          --------       --------      --------
Balance, March 31 ..................       146,530        267,624       195,321
                                          --------       --------      --------

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

4    Long-term debt

     Long-term debt denominated in Hong Kong dollars consists of the following:

                                                                March 31
                                                            ----------------
                                                            1998        1999
                                                            ----        ----
                                                            $           $

Loan payable to a bank at HIBOR plus 2.25% per annum
(8.5% as of March 31, 1998) .............................  307,692        --
Loan payable to a property developer at 14% per annum ...     --       131,786
Less: current portion ................................... (307,692)   (111,494)
                                                           --------    --------
Long-term debt, less current maturities ..................     --        20,292
                                                           --------    --------

5    Taxation

(a) The companies are subject to tax on an entity basis on income arising in or derived from Hong Kong and the PRC. The current rates of taxation of the subsidiaries operating in Hong Kong and Shenzhen in the PRC are 16% and 15%, respectively. The Group is not subject to income taxes in the British Virgin Islands.

(b) Pursuant to the relevant income tax laws in the PRC, Bonso Electronics (Shenzhen) Co., Ltd, a wholly owned subsidiary of the Company, is fully exempt from PRC state income tax for two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. Bonso Electronics (Shenzhen) Co., Ltd. was loss-making for the years ended March 31, 1997, 1998 and 1999.

(c)  The  components of the income tax benefit are as follows:

                                                       Year ended March 31
                                                  ---------------------------
                                                  1997       1998        1999
                                                  ----       ----        ----
                                                  $          $           $

Deferred income tax benefit .................     65,438     57,117      38,956
 Current income tax benefit/(expense) .......      5,926    (30,000)     (2,869)
                                                 -------    -------     -------
Total income tax benefit ....................     71,364     27,117      36,087
                                                 -------    -------     -------

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5    Taxation (cont'd)

(d)  Deferred tax assets are comprised of the following:

                                                         March 31
                                                    ----------------
                                                    1998        1999
                                                    ----        ----
                                                    $           $

       Deferred tax liabilities
        Accelerated depreciation ..............    (34,387)    (11,807)
       Deferred tax assets
        Tax loss carry forwards ...............    133,993     127,723
        Valuation allowance ...................    (61,176)    (34,693)
                                                  --------    --------
                                                    72,817      93,030
                                                  --------    --------
        Other .................................     35,088      31,251
                                                  --------    --------
                                                   107,905     124,281
                                                  --------    --------
                                                    73,518     112,474
                                                  --------    --------
       Less: current portion ..................     35,088      31,251
                                                  --------    --------
       Deferred tax assets, non current portion     38,430      81,223
                                                  --------    --------

     As of March 31, 1999, the Group had accumulated tax losses amounting to $798,265 (the tax effect thereon is $127,723) which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may be disputed by the tax authorities.

     As of March 31, 1999, the Group's accumulated tax losses have no definite period of expiration.

(e)  Changes in the valuation allowance consist of:


                                                  1997       1998        1999
                                                  ----       ----        ----
                                                  $          $           $

    Balance, April 1 ........................     89,112    147,716      61,176
    Additions/(reductions) charged/(credited)
     to income tax expense ..................     58,604     55,082      (4,630)
    Release of valuation allowance upon:
     - liquidation of subsidiary ............       --      (62,089)       --
     - approval of losses by tax authorities        --      (77,621)    (21,853)
    Effect of change in tax rate ............       --       (1,912)       --
                                                --------   --------    --------
    Balance, March 31 .......................    147,716     61,176      34,693
                                                --------   --------    --------

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5    Taxation (cont'd)

(f) The actual income tax benefit attributable to earnings for the years ended March 31, 1997, 1998 and 1999 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

                                                                Year ended March 31
                                                         -------------------------------
                                                         1997          1998         1999
                                                         ----          ----         ----
                                                         $             $            $

       Hong Kong statutory tax rate ...............       16.5%        16.5%        16.0%
       Income tax (expense)/credit at the Hong Kong
        statutory tax rate ........................    (78,412)    (370,842)       3,573

       Offshore profit not subject to income tax ..    181,409      381,167       40,477

       Valuation allowance on tax loss ............    (58,604)      22,539       26,483

       Over/(under)provision for Hong Kong tax in
        prior years ...............................      5,926       10,246      (22,064)

       Other ......................................     21,045      (15,993)     (12,382)
                                                      --------     --------     --------
       Total income tax benefit ...................     71,364       27,117       36,087
                                                      --------     --------     --------

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

6    Leases

(a)  Capital leases

     Motor vehicles and plant and machinery include the following amounts for capitalized leases:

                                       Motor vehicles        Plant and machinery
                                          March 31                 March 31
                                      ----------------        ----------------
                                      1998        1999        1998        1999
                                      ----        ----        ----        ----
                                      $           $           $           $
  Cost .........................      45,835      45,835   1,397,129   1,495,847
  Less: accumulated amortization       7,639      16,806     344,684     643,041
                                   ---------   ---------   ---------   ---------
                                      38,196      29,029   1,052,445     852,806
                                   ---------   ---------   ---------   ---------

     During the years ended March 31, 1997, 1998 and 1999, the Group entered into additional capital lease obligations amounting to $880,261, $143,471 and $78,974 respectively.

     Future minimum payments for capital leases as of March 31, 1999 with an initial term of more than one year are as follows:
                                                                         $

     2000 ........................................................       326,686
     2001 ........................................................        13,812
                                                                         -------
     Total minimum lease payments ................................       340,498

     Less: amount representing interest ..........................        46,478
                                                                         -------
     Present value of net minimum lease payments (including
      current portion of $271,915, as of March 31, 1999) .........       294,020
                                                                         -------

(b)  Operating leases

     As of March 31, 1999, future minimum lease commitments in respect of noncancellable operating leases for office premises and staff quarters in Hong Kong and the PRC are $46,795, payable in the year ending March 31, 2000.

     Rent expense for all operating leases amounted to $279,311, $196,622 and $166,824 for the years ended March 31, 1997, 1998 and 1999, respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7    Banking facilities

     As of March 31, 1999, the Group had general banking facilities for bank overdrafts, notes payable, short-term loans and long-term debt. The facilities are interchangeable with total amounts available of $6,217,949 (1998: $6,948,717), including facilities in respect of letters of credit of $1,410,257 (1998: $1,282,051). All general banking facilities granted to the Group are denominated in Hong Kong dollars.

     The Group's general banking facilities, expressed in United States Dollars, are further analyzed as follows:


                           Amount available        Amount utilized    Terms of banking facilities as of
                               March 31                March 31                  March 31, 1998
                           ----------------        -----------------       ---------------------------

                           1998        1999        1998         1999       Interest          Repayment
                           ----        ----        ----         ----           rate              terms
                           $           $           $            $          --------          ---------
Trade financing facilities:


 Notes payable .......  3,635,726   2,771,089   2,260,384      581,349   Prime rate   Repayable in
                                                                      to Prime rate    full within
                                                                       plus 0.5% or    four months
                                                                         HIBOR plus
                                                                                 2%

 Short-term loans ....    723,248   1,075,064     338,632      720,129   Prime rate   Repayable in
                                                                      to Prime rate    full within
                                                                       plus 0.5% or   three months
                                                                         HIBOR plus
                                                                                 2%

 Letters of credit .... 1,282,051   1,410,257     502,270      114,601          Nil            Nil

Other facilities:

 Bank overdrafts ......   897,436     961,539     600,721      643,278   Prime rate      Repayable
                                                                         plus 0.25%      on demand
                                                                      to Prime rate
                                                                          plus 1.5%

 Long-term debt, ......   410,256        --       307,692        --           HIBOR            Nil
  including current ...                                                  plus 2.25%
  maturities (Note 4)
                        ---------   ---------   ----------   ------------
                        6,948,717   6,217,949   4,009,699    2,059,357
                        ---------   ---------   ----------   ------------

     The Prime rate and HIBOR rate were 8.75% and 5.63%, respectively, as of March 31, 1999. The Prime rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.

             Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7    Banking facilities (cont'd)

     The banking facilities are collateralized by the following:

(a) a legal charge over a leasehold property of the Group with net book value of $1,241,712 (1998: $1,269,917); and

(b) a bank guarantee of $150,000 (1998: $150,000) and restricted cash deposits of $1,011,688 (1998: $952,267). The restricted cash deposits have original maturities of less than three months.

     The weighted average interest rate of short-term borrowings of the Group is as follows:

                                                        Year ended March 31
                                                        -------------------
                                                          1998       1999
                                                          ----       ----

       Bank overdrafts ...............................     9.5%      10.2%
       Notes payable .................................     9.4%       9.5%
       Short-term loans ..............................     9.4%       9.5%

8    Related party transactions

(a) The Group paid emoluments, commissions and/or consultancy fees to their directors as follows:


          Year ended  Mr So Hung Gun,
          March 31           Anthony     Mr So Cham Some     Mr Ray Mehra    Mr Chung Kim Wah
          --------    --------------     ---------------     ------------    ----------------

          1997              $443,590            $ 66,410         $ 21,986        $115,226(ii)
          1998              $500,560            $ 66,410         $ 11,000        $140,175(ii)
          1999              $441,538            $ 13,000               --        $113,589(ii)

                                                                Mr George         Ms Pang Kit
                      Mr Luk Kam Sun     Mr Fok Woo Ping          O'Leary         Teng, Cathy
                      --------------     ---------------        ---------         -----------
          1997              $100,564            $ 12,000      $ 52,605(i)                 Nil
          1998              $106,923                 Nil      $354,835(i)            $ 24,029
          1999              $ 91,154                 Nil      $115,342(i)            $ 90,394

          (i)  This represented commissions paid to Mr George O'Leary.

          (ii) Included in the emoluments is a housing allowance for $38,462 payable to a company in which Mr Chung Kim Wah has a beneficial interest for each of the three years in the period ended March 31, 1999.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

8    Related party transactions (cont'd)

(b)  Promissory note receivable from shareholder

     On March 27, 1998, Advantage List & Marketing Corporation ("ALMC") subscribed 200,000 shares of common stock of the Company at a price of $6.75 per share which represented the fair market value at the date of subscription, in exchange for ALMC's promissory note of $1,470,000. On the same date, ALMC entered into a pledge agreement simultaneously under which ALMC agreed to pledge the common stock to the Company as security for the payment of the promissory note. The promissory note is with full recourse, interest free and shall be fully repayable on or before September 27, 1999. On September 17, 1998, a total of 200,000 shares of common stock were issued and the shares were held by the Company as security for payment of the promissory note. The promissory note was recorded at its discounted value of $1,350,000. Interest of $80,000 accrued thereon in the year ended March 31, 1999 has been included in additional paid in capital.


9    Provident fund plan

(a) With effect from January 1, 1988, Bonso Electronics Limited ("BEL"), a wholly-owned foreign subsidiary of the Company, started a provident fund plan (the "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees, excluding factory workers, are eligible to join the provident fund plan.

(b) Members of the Plan are required to contribute 5% of their monthly salary. The contribution by BEL is as follows:

           Years of service                    % of salary as BEL's contribution
           ----------------                    ---------------------------------
          Less than 5 years                                  5.0%
          5 to 10 years                                      7.5%
          More than 10 years                                10.0%

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

(d) BEL's contributions to the Plan for the years ended March 31, 1997, 1998 and 1999 amounted to $54,924, $45,227 and $54,046 respectively.

10   Commitments and contingencies

     As of March 31, 1999, the Group had contingent liabilities to banks for outstanding letters of credit of $114,601 (1998: $502,270).

11   Research and development expenses

     Included in the research and development expenses for the year ended March 31, 1999 was $392,454 incurred in connection with a telephone project.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

12   Earnings per share

                                                     Year ended March 31
                                                 ---------------------------
                                                 1997        1998       1999
                                                 ----        ----       ----
                                                 $           $          $

Income available to common
 shareholders: ............................     546,589   2,274,645      13,754
Weighted average shares outstanding .......   2,825,949   2,829,448   3,079,219
Incremental shares from assumed exercise
 of:
  Warrants ................................        --        25,562     166,024
  Stock options ...........................      20,095     279,362     429,060
Dilutive potential common shares ..........      20,095     304,924     595,084
                                              ---------   ---------   ---------
Diluted weighted average shares ...........   2,846,044   3,134,372   3,674,303
                                              ---------   ---------   ---------

Basic earnings per share ..................   19.34 cents 80.39 cents 0.45 cents
Diluted earnings per share ................   19.21 cents 72.57 cents 0.37 cents

     Earnings per share are computed based on the weighted average number of common shares and, as appropriate, dilutive common stock equivalents outstanding for the period and the related income amount.

     Warrants to purchase 16,667 shares of common stock at $6.00 per share were outstanding for the fiscal years ended March 31, 1997 but were not included in the calculation of earnings per share because the warrants' exercise price was greater than the market price of the Company's common stock. The warrants were exercised during the year ended March 31, 1998.

     Warrants to purchase 110,000 shares of common stock at $9.1875 per share were outstanding during the fiscal years ended March 31, 1997, 1998 but were not included in the calculation of diluted earnings per share because the warrants' exercise price was greater than the market price of the Company's common stock. The warrants, which expire on December 14, 1999, were still outstanding as of March 31, 1999.

     Warrants to purchase 2,200,000 shares of common stock at $7.35 per share were outstanding during the fiscal years ended March 31, 1997 and 1998 but were not included in the calculation of diluted earnings per share during the year ended March 31, 1997 because the warrants' exercise price was greater than the market price of the Company's common stock. During the year ended March 31, 1999, 25,597 warrants were exercised by the public shareholders to purchase 25,597 shares of common stock of the Company. Warrants to purchase 2,174,403 shares of common stock at $7.35 per share, which expire on December 14, 1999, were still outstanding as of March 31, 1999.

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

14   Stock option plan

(a) In October 1996, the Board of Directors approved the 1996 Stock Option Plan and 1996 Non-Employee Directors' Stock Option Plan. Under the 1996 Stock Option Plan, the Company may grant options of common stock to certain employees and directors of the Company for a maximum of 400,000 shares. The 1996 Stock Option Plan is administered by a committee appointed by the Board of Directors which determines the terms of options granted, including the exercise price, the option periods and the number of shares to be subject to each option. The exercise price of options granted under the 1996 Stock Option Plan may be less than the fair market value of the common shares on the date of grant. The maximum term of options granted under the 1996 Stock Option Plan is 10 years. The right to acquire the common shares is not assignable except for certain conditions stipulated in the 1996 Stock Option Plan. In January 1997, the Board of Directors delegated to Mr So Hung Gun, Anthony, the authority to issue options to employees and directors of the Company for an additional 25,000 shares.

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

     No options have been exercised during the years ended March 31, 1998 and 1999.

             Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

14   Stock option plan (cont'd)

(a)  (cont'd)

     The stock options outstanding in respect of the 1996 Stock Option Plan as of March 31, 1999 is summarized as follows:

                                                              Average per share
                                                            --------------------
                                                  Number      Exercise   Market
                                                  of shares   price      price

Balance, March 31, 1997 ........................  375,000     $2.00      $2.00
Grant at exercise price greater than the
 market value of the common shares .............  25,000     $6.20      $6.13
                                                  -------     -----      -----
Balance, March 31, 1998 and 1999 ...............  400,000     $2.26      $2.26
                                                  -------     -----      -----

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

     No annual general meeting was held by the Company for the year 1998 and therefore no stock option was granted in accordance with the 1996 Non-Employee Directors' Stock Option Plan during the year ended March 31, 1999.

     No options have been exercised during the year ended March 31, 1998 and 10,000 stock options were exercised to purchase 10,000 common stock of the Company at an exercise price of $2.25 per share during the year ended 31, 1999.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

14   Stock option plan (cont'd)

(a)  (cont'd)

     The stock options activity in respect of the 1996 Non-Employee Directors' Stock Option Plan as of March 31, 1999 is summarized as follows:

                                                              Average per share
                                                              -----------------
                                                   Number      Exercise  Market
                                                   of shares   price     price

Balance, March 31, 1997 .......................     30,000     $2.25     $2.25
Grant at exercise price equal to the market
 value of the common shares ...................     40,000     $5.06     $5.06
                                                   -------     -----     -----
Balance, March 31, 1998 .......................     70,000     $3.86     $3.86

Exercised during the year .....................    (10,000)    $2.25     $2.25
                                                   -------     -----     -----
Balance, March 31, 1999 .......................     60,000     $4.12     $4.12
                                                   -------     -----     -----

(b) In January 1997, the Company granted options to three non-employee directors to purchase an aggregate of 100,000 shares of common stock of the Company. The exercise price is $2.00 per share, which was equal to the market value of the Company's common stock on the date of grant. The options shall expire on January 31, 2007 and can be exercised at any time immediately after granting.

     No options have been exercised during the years ended March 31, 1997 and 1998, and 55,000 options were exercised to purchase 55,000 common stock of the Company at an exercise price of $2.00 per share during the year ended March 31, 1999.

     The stock options summary as of March 31, 1999 is summarised as follows:

                                                             Average per share
                                                            ------------------
                                                  Number     Exercise  Market
                                                  of shares  price      price

Balance, March 31, 1997 ......................        --        --       --
Grant at exercise price equal to the market
 value of the common shares ..................     100,000     $2.00   $2.00
                                                  --------     -----   -----
Balance, March 31, 1998 ......................     100,000     $2.00   $2.00

Exercised during the year ....................     (55,000)    $2.00   $2.00
                                                  --------     -----   -----
Balance, March 31, 1999 ......................      45,000     $2.00   $2.00
                                                  --------     -----   -----

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

14   Stock option plan (cont'd)

     At various times in January 1998, the Company issued options to the directors and an employee of the Company to purchase an aggregate of 195,000 shares of common stock of the Company at an exercise price of $6.20 per share. The options shall expire in January 2008 and can be exercised at any time immediately after granting. The exercise prices of these options were equal to or greater than the fair market value at the time of grant. No options have been exercised during the years ended March 31, 1998 and 1999.

     In October 1998, the Company issued options to the directors, non-employee directors and certain employees of the Company to purchase an aggregate of 430,000 shares of common stock of the Company at an exercise price of $3.60 to $3.70. The options shall expire in October 2008 and can be exercised at any time immediately after granting. The exercise prices of these options were greater than the fair market value at the time of grant. No options have been exercised during the year ended March 31, 1999.

(e)  The  following  table  summarizes  the  information   about  stock  options
     outstanding at March 31, 1999:


                          Number                          Exercisable
                       outstanding at     Average life      shares at
     Exercise price    March 31, 1999        (years)     March 31, 1999
     --------------    --------------     ------------     --------------

     $2.00                 420,000             7.8          420,000
     $2.25                  20,000             7.5           20,000
     $3.60                 415,000             9.5          415,000
     $3.70                  15,000             9.5           15,000
     $5.06                  40,000             8.4           40,000
     $6.20                 220,000             8.8          220,000
                         ---------             ---        ---------
     $2.00 to $6.20      1,130,000             8.7        1,130,000
                         ---------             ---        ---------

(f) Included in the options outstanding as of March 31, 1999 were 10,000 and 63,000 units held by Mr Ray Mehra and Mr So Cham Some, respectively, both of whom have resigned as directors of the Company on January 2, 1998 and April 30, 1998, respectively.
                                      F-22

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

14   Stock option plan (cont'd)

(g) The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted during the years ended March 31, 1998 and 1999 were $820,200 and $2,503,363, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model with the following weighted-average assumptions for the year ended March 31, 1999: risk-free interest rates of 5.48% to 5.49%; no dividend yield; volatility factor of the expected market price of the Company's common share of 81.20%; and a weighted-average expected life of the option of ten years.

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Group pro forma information follows:


                                                    1998           1999
                                                    ----           ----
                                                    $              $
      Net income

      As reported ...........................     2,274,645         13,754
      Pro forma .............................     1,454,445     (2,489,609)

     Basis earnings/(losses) per share

      As reported ...........................   80.39 cents        0.45 cents
      Pro forma .............................   51.40 cents      (80.85) cents

     Diluted earnings/(losses) per share

      As reported ...........................   72.57 cents        0.37 cents
      Pro forma .............................   46.40 cents      (67.76) cents

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

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Warrants

     In 1994, the Company issued 16,667 warrants under a loan agreement to the lender to purchase common shares of the Company at $6.00 per share. No warrants were exercised during the year ended March 31, 1997. In December 1997, 2,613 shares of common stock were issued at $7.11 per share, which represented the fair market value at the date of issue, upon the exercise of all the warrants on a cashless basis.

     As a result of the Company's second public offering in December 1994, the Company issued 2,200,000 five-year warrants to its public shareholders. Each warrant entitles the holder thereof to purchase one share of common stock of the Company at $7.35 per share. The warrants expire on December 14, 1999. The warrants are redeemable by the Company at $0.05 per warrant upon 30 to 45 days notice at any time after December 14, 1995, or such earlier date as the representatives of the underwriters may determine, if the closing price per share of common stock of the Company for 20 consecutive trading days within the 30-day period prior to the date of notice of redemption is given equals or exceeds $8.575 per share. No warrants were exercised or redeemed during the years ended March 31, 1997 and 1998. A total of 25,597 warrants were exercised to purchase 25,597 shares of common stock of the Company at $7.35 per share during the year ended March 31, 1999.

     In conjunction with the second public offering, the Company issued warrants to the representatives of the underwriters (the "Representatives' Warrants") to purchase from the Company up to an aggregate of 110,000 units at an exercise price of $9.1875 per unit; each unit consists of one share of common stock and two five-year warrants of the Company. The Representatives' Warrants are exercisable for a period of three years commencing December 15, 1996. Upon any transfer to a person other than an officer, shareholder or director of the representatives of the underwriters, the transferred five-year warrants must be exercised immediately or they will lapse. No warrants have been transferred during the years ended March 31, 1997, 1998 and 1999.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

16   Business segment information

(a) The Group's operations have been classified into three business segments: scales, health care products and other. Summarized financial information by business segment for 1997, 1998 and 1999 is as follows:


                                                                                     Identifiable        Depreciation
                                                    Net           Operating          assets as of        and             Capital
                                                    sales         profit             March 31            amortization    expenditure
                                                    -----         ---------          ------------        ------------    -----------
                                                    $             $                  $                   $               $
1999

Scales ..................................        10,306,549         3,042,936         12,098,180         1,015,272           132,395
Health care products ....................         1,956,940            55,066            212,450            17,829             2,325
Other ...................................           782,776           532,353          2,053,884           172,361            22,476
                                                 ----------        ----------         ----------        ----------        ----------
Total operating segments ................        13,046,265         3,630,355         14,364,514         1,205,462           157,196
Corporate ...............................              --          (3,386,184)         4,295,770           179,147         1,442,324
                                                 ----------        ----------         ----------        ----------        ----------
Group ...................................        13,046,265           244,171         18,660,284         1,384,609         1,599,520
                                                 ----------        ----------         ----------        ----------        ----------

1998

Scales ..................................        18,260,994         5,234,759         14,604,822         1,110,023         1,280,219
Health care products ....................         3,083,025            73,197            204,218            15,521            17,901
Other ...................................         2,371,557           534,778          1,492,015           113,399           130,786
                                                 ----------        ----------         ----------        ----------        ----------
Total operating segments ................        23,715,576         5,842,734         16,301,055         1,238,943         1,428,906
Corporate ...............................              --          (3,488,655)         4,345,508           186,165           271,834
                                                 ----------        ----------         ----------        ----------        ----------
Group ...................................        23,715,576         2,354,079         20,646,563         1,425,108         1,700,740
                                                 ----------        ----------         ----------        ----------        ----------

1997

Scales ..................................        11,892,313         3,188,072         13,369,205           656,807         4,534,113
Health care products ....................         2,718,243            66,246            277,802            13,648            94,216
Other ...................................         2,378,463           720,500          3,021,421           148,438         1,024,703
                                                 ----------        ----------         ----------        ----------        ----------
Total operating segments ................        16,989,019         3,974,818         16,668,428           818,893         5,653,032
Corporate ...............................              --          (3,059,249)         3,847,183           142,038             8,100
                                                 ----------        ----------         ----------        ----------        ----------
Group ...................................        16,989,019           915,569         20,515,611           960,931         5,661,132
                                                 ----------        ----------         ----------        ----------        ----------

     Operating profit by segment equals total operating revenues less expenses which are related to the segment's operating revenues. Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, income tax recoverable, deferred income tax assets and other identifiable assets not related specifically to individual segments.

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

     Identifiable assets by geographical areas are as follows:


                                                   1998                 1999
                                                   ----                 ----
                                                   $                    $

     Hong Kong ....................             7,469,828             5,314,252
     The PRC ......................            13,176,735            13,346,032
                                               ----------            ----------
     Total assets .................            20,646,563            18,660,284
                                               ----------            ----------

(c) The following is a summary of net export sales to customers by geographical area for the years ended March 31, 1997, 1998 and 1999:


                                                   Year ended March 31
                              ---------------------------------------------------------
                              1997       %         1998         %        1999         %
                              ----       -         ----         -        ----         -
                              $                    $                     $
     United States of
       America ..........  6,873,780    40     12,570,427      53     5,609,457      43
     Germany ............  3,994,167    24      6,290,634      27     4,212,958      32
     Others  ............  6,121,072    36      4,854,515      20     3,223,850      25
                          ----------   ---     ----------     ---    ----------     ---
                          16,989,019   100     23,715,576     100    13,046,265     100
                          ----------   ---     ----------     ---    ----------     ---

(d) The details of sales made to customers constituting 10% or more of total sales of the Group is as follows:

                                                                                   Year ended March 31
                                                            -----------------------------------------------------
                                             Business       1997         %       1998          %       1999           %
                                             segment        $                    $                     $
                                             ---------      ----         -       ----          -       ----           -
Pitney Bowes, Inc. (USA) ...............    Scales          3,007,070    18     7,075,338      30     2,011,393       15

Globaltec Corporation (USA) ............    Scales          2,252,184    13     3,721,060      15     1,454,550       11
Werner Dorsch Gmbh & Co. ...............
 (Germany) .............................    Scales          1,906,961    11     2,105,307       9     1,998,505       15
Omron Healthcare .......................    Health care
 Group .................................    products        1,888,335    11     1,841,427       8     1,358,356       10
                                            ---------       ---------  ----    ----------    ----    ----------     ----
                                                            9,054,550    53    14,743,132      62     6,822,804       51
                                            ---------       ---------  ----    ----------    ----    ----------     ----

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

17   Financial instruments

     In accordance with SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", the carrying amounts and fair values of the Group's financial instruments are as follows:

                                                 Carrying amount                   Fair value
                                                     March 31                       March 31
                                              --------------------             -----------------
                                              1998            1999             1998         1999
                                              ----            ----             ----         ----
                                              $               $                $            $

Cash and cash equivalents ............       448,454         271,447         448,454        271,447
Restricted cash deposits .............       952,267       1,011,688         952,267      1,011,688
Deposits .............................       447,735            --           447,735           --
Bank overdrafts ......................       600,721         643,278         600,721        643,278
Notes payable ........................     2,260,384         581,349       2,260,384        581,349
Short-term loans .....................       338,632         720,129         338,632        720,129
Long-term debt .......................       307,692         131,786         299,215        136,013
Promissory note receivable ...........     1,350,000       1,350,000       1,350,000      1,350,000
                                           ---------       ---------       ---------      ---------

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

18   Post balance sheet date events

     In May 1999, the Group acquired an office premise in Hong Kong at a consideration of $743,590.