Form 20-F
period 2000-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2000-09-25
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2000
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 0-17601

                      BONSO ELECTRONICS INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)

                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

                                Unit 1106 - 1110
                                   Star House
                                3 Salisbury Road
                                   Tsimshatsui
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

     Securities  registered or to be registered pursuant to Section 12(b) of the
Act: NONE

     Securities registered pursuant to Section 12(g) of the Act: COMMON STOCK, PAR VALUE $.003; WARRANTS TO PURCHASE COMMON STOCK

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

     Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 5,712,610 shares of common stock, $0.003 par value, at March 31, 2000.

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

                                TABLE OF CONTENTS

                                                                           Page

PART I.......................................................................1
   Item 1. Description of Business...........................................1
   Item 2. Description of Property...........................................20
   Item 3. Legal Proceedings.................................................22
   Item 4. Control of Registrant.............................................22
   Item 5. Nature of Trading Market..........................................22
   Item 6. Exchange Controls and Other Limitations Affecting
           Security Holders..................................................24
   Item 7. Taxation..........................................................24
   Item 8. Selected Financial Data...........................................25
   Item 9. Management's Discussion and Analysis of Financial
           Condition and Results of Operations...............................27
   Item 10. Directors and Officers of Registrant.............................34
   Item 11. Compensation of Directors and Officers ..........................37
   Item 12. Options to Purchase Securities from Registrant
            or Subsidiaries..................................................40
   Item 13. Interest of Management in Certain Transactions...................40
PART II......................................................................41
   Item 14. Description of Securities to be Registered.......................41
PART III.....................................................................41
   Item 15. Defaults Upon Senior Securities..................................41
   Item 16. Changes in Securities and Changes in Security
            for Registered Securities........................................41
PART IV......................................................................41
   Item 17. Financial Statements.............................................41
   Item 18. Financial Statements.............................................42
   Item 19. Financial Statements and Exhibits................................42
SIGNATURES...................................................................43

                                     PART I
                                     ------

     As used in this Annual Report, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The term "Company" refers to Bonso Electronics International Inc. and, where the context so requires or suggests, its direct and indirect subsidiaries.

Item 1.  Description of Business.

Overview

     Bonso Electronics International Inc. was incorporated on August 8, 1988 as a limited liability International Business Company under the laws of the British Virgin Islands to serve as a holding company for the Company's operating subsidiary, which was formed in 1980. As an International Business Company, the Company is prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands or acting as a bank or insurance company. The Company was incorporated in the British Virgin Islands principally to facilitate trading in its securities. The government of Hong Kong imposes a stamp duty on the transfer of securities of Hong Kong corporations. No such duty is imposed by the British Virgin Islands, and the Company is also exempt from income tax in the British Virgin Islands. The Company's corporate administrative matters are conducted through its registered agent, HWR Services Limited, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located at Unit 1106 - 1110, Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong. Its telephone number is 852-2605-5822, its facsimile number is 852-2691-1724, its e-mail address is info@bonso.com and its website is www.bonso.com.

     The Company designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products, as well as a new line of telecommunications products. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, hanging, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health care products include pedometers, chronographs, electronic thermometers and blood pressure meters. The Company's telecommunications products include two-way radios and cordless telephones.

     The Company's wholly-owned Hong Kong subsidiary - Bonso Electronics Limited ("Bonso Electronics") - is responsible for the design, development, manufacture and sale of the Company's products. Bonso Electronics has one active Hong Kong subsidiary - Bonso Investment Limited ("BIL"), which has been used to acquire and hold the Company's real estate investments in Hong Kong and China.

     The Company has manufactured all of its products in China since 1989 in order to take advantage of lower overhead costs and competitive labor rates available there. In April 2000, the Company leased an additional 50,000 square foot factory building adjacent to its existing production plant and a 40,000 square foot dormitory building for staff housing. The location of the Company's factory in Shenzhen, only about 50 miles from Hong Kong, permits the Company to easily manage manufacturing operations from Hong Kong, and facilitates transportation of the Company's products out of China through the port of Hong Kong.

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

     Product Enhancement and Diversification. The Company continually seeks to improve and enhance its existing products in order to provide a longer product life-cycle and to meet increasing customer demands for additional features. The Company's research and development staff are currently working on such projects as redesigning the existing pedometer, bicycle computer and blood pressure monitor, expanding the health care line and attempting to make the Company's products more competitive in price and features. During the last fiscal year, the Company has completed development of a waterproof digital thermometer, a chronograph, an ear protector and two newly designed body scales. In addition, the Company has, in varying stages of development, postal, kitchen and Gem scales, which are being developed to the specifications of OEM customers. The Company has also expanded its product lines to include cordless telephones and two-way radios. See "Products," below.

     Maintaining and Expanding Business Relations with Existing Customers. The Company promotes its relationships with its significant customers through regular communication with them, visiting its customers in their home countries and providing direct access to the Company's manufacturing and quality control personnel. This access, together with the Company's concern for quality, has resulted in a relatively low level of defective products. Moreover, management believes that the Company's emphasis on timely delivery, good service and low cost has contributed and will continue to contribute to good relations with its customers and increased orders. Further, management of the Company solicits suggestions from its customers for product enhancement and will develop and incorporate the enhancements suggested by its customers into its products when feasible.

     Market Expansion. In 1998, the Company expanded its marketing efforts in the United States and Europe. Management intends to continue increasing its marketing efforts with the use of its Web page and mailing product brochures. In addition, the Company intends to increase the frequency of its direct and telemarketing contacts with both existing and potential customers.

     Controlling Production Costs. In 1989, recognizing that labor cost is a major factor permitting effective competition in the consumer electronic products industry, the Company relocated all of its manufacturing operations to China to take advantage of the large available pool of relatively inexpensive manufacturing labor. The Company has made an effort to locate and operate its manufacturing facilities consistent with the exigencies of manufacturing in China. For example, the location of the Company's plant in China is in close proximity, approximately 50 miles, to Hong Kong, thereby facilitating transportation of the Company's products to markets outside of China.

     The Company is currently attempting to control production costs by such means as redesigning its existing scales in order to decrease material and labor costs, controlling the number of employees, increasing the efficiency of workers by providing regular training and tools and redesigning the flow of the production line.

     Increasing Production Capacity. In January 1997, the Company tripled its manufacturing capacity by moving to a new manufacturing facility in the DaYang Synthetical Development District in Shenzhen, China. The floor area of this facility is now fully utilized and the Company has leased an additional facility with approximately 90,000 square feet.

Products

     The following table sets forth the percentage of net sales of each of the Company's product lines for the fiscal years ended March 31, 1999 and 2000.

                                                   Year ended March 31,
                                                   --------------------
         Product Line                              1999            2000
         ------------                              ----            ----

         Scales                                     79%             82%
         Health care products                       15               8
         Electronic consumer products                2               2
         Telecommunications products                --               5
         Other products and services                 4               3
                                                   ----            ----

         Total                                     100%            100%

Scales

     The Company's weighing equipment ranges from the simplest spring scales to high precision electronic scales that translate weight readings into corresponding price and postage calculations.

     All of the Company's electronic scales use strain gauge sensors, which management believes are one of the most reliable and accurate weight sensing systems currently available. A strain gauge sensor is a thin metal foil resistor, which is bonded to a metal block, and which undergoes a change in electrical resistance as weight is loaded onto the metal block. The measurement of change in electrical resistance yields a measure of the applied weight.

     The Company offers a variety of scales for diverse consumer, commercial and industrial applications. Scales currently offered by the Company include bathroom, kitchen, office, jewelry, laboratory, pocket, hanging, postal, industrial and parcel scales. The following table sets forth the net sales of each type of scale as a percentage of total scale sales for the fiscal years ended March 31, 1999 and 2000:

                                                   Year ended March 31,
                                                   --------------------
         Type of Scale                            1999             2000
         -------------                            ----             ----

         Postal and office                         29%               24%
         Kitchen                                    8                 8
         Jewelry and laboratory                    20                18
         Bathroom                                  15                16
         Pocket and hanging                        19                26
         Industrial and parcel                      9                 8
                                                  ----              ----

         Total scale sales                        100%              100%

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

Health Care Products

     Electronic Thermometers. The Company's electronic thermometers, which include both Fahrenheit and centigrade versions, measure body temperature. The Company's electronic thermometer is classified as a medical device under United States law. Medical devices are required to be approved by the United States Food and Drug Administration (the FDA) prior to being marketed, unless the law provides a legal exemption from such approval. The Company's electronic thermometer has received pre-market approval from the FDA. Sales of electronic thermometers were approximately 12% of the Company's net sales in the fiscal year ended March 31, 1999, and approximately 7% of net sales in the fiscal year ended March 31, 2000.

     Blood Pressure Meters. The Company introduced electronic blood pressure meters to its line of products in November 1994. The Company's electronic blood pressure meters have digital displays for highest blood pressure (systolic), lowest blood pressure (diastolic) and pulse rate (number of pulses per minute), as well as mean blood pressure. The meters have automatic power off, automatic pressure release, manual rubber bulb pump and many other standard features. The Company has obtained FDA approval for marketing blood pressure meters in the United States. Sales of blood pressure meters were approximately 3% of the Company's net sales in the fiscal year ended March 31, 1999 and 1% of net sales in the fiscal year ended March 31, 2000.

Electronic Consumer Products

     Chronographs. The Company began shipping chronographs in 1998. A chronograph is a device for measuring the speed of a projectile by measuring the time it takes for it to go between two infra-red sensors. Sales of chronographs were approximately 0.9% of the Company's net sales in the fiscal year ended March 31, 1999 and 0.7% of the Company's net sales in the fiscal year ended March 31, 2000.

     Pedometers. The Company began shipping electronic pedometers in 1993. A pedometer is worn by a walker or jogger to measure the distance traveled, by recording the steps taken. The Company's pedometer can be adjusted for varying stride lengths, and will keep track of distance traveled, elapsed time and average speed. Sales of pedometers were approximately 0.9% of the Company's net sales in the fiscal year ended March 31, 1999, and 1.3% of net sales in the fiscal year ended March 31, 2000.

Telecommunications Products

     Family Radio Service. The Family Radio Service ("FRS") is the newest generation in personal two-way communications devices. The Company began to ship the FRS in the fiscal year ended March 31, 2000. FRS radios operate in a license free radio band (no FCC license required) on any of the 14 license free channels. The products manufactured by the Company are lightweight, palm sized two-way radios that can be used up to about two miles with family or friends at sporting events, camping, hunting, shopping malls or any other indoor or outdoor activity. Sales of the FRS were approximately 2% of the Company's net sales in the fiscal year ended March 31, 2000.

     Cordless Telephones. The Company began to produce cordless telephones in the fiscal year ended March 31, 2000. Cordless telephones manufactured by the Company come in a very attractive and compact lightweight housing, and operate in the 900 MHz frequency. They come with useful features such as a memory function for storing commonly dialed numbers, intercom function, automatic redial function and an LCD that shows dialed numbers and talk time. A special feature also allows the use of multiple handsets from a common base unit. Sales of cordless telephones were approximately 3% of the Company's net sales in the fiscal year ended March 31, 2000.

Other Products and Services

     The Company also receives revenue from customer funded research and development for products subsequently produced and sold to them, the sale of semi completed units and the sale of spare parts for repair work by its customers and from repair work performed by the Company for its customers. These revenues constituted approximately 4% of net sales for the fiscal year ended March 31, 1999 and 3% of net sales for the fiscal year ended March 31, 2000.

Product Development, Design and Research

     The major responsibility of the product design and research and development personnel is to develop and produce designs to the satisfaction of and in accordance with the specifications provided by the OEMs. Management believes its engineering and product development capabilities are important to the future success of the Company's business. Some of the Company's product design, research and development activities are customer funded and are initiated under verbal agreements with specific customers for specific products. The Company has successfully lowered its costs for its research and development team by moving most research and development activities to its facility in China and principally employing Chinese engineers and technicians at costs that are substantially lower than that would be required in Hong Kong.

     At June 30, 2000, the Company employed two individuals in Hong Kong and 40 individuals in China as its engineering staff, who are at various times engaged in research and development.

     The Company has, in various stages of development, body, postal, kitchen and jewelry scales, which are being developed to the specifications of OEM customers, and has recently commenced production of an ear protector and newly designed body scales.

Manufacturing

     The Company currently manufactures and assembles all of its products in China. Generally, raw materials, electronic components and other parts are transported to the Company's manufacturing plant in China where the finished products are assembled. The finished goods are then transported back to Hong Kong for sale by the Company.

     The Company manufactures some of its own components, metal parts and casings and plastic parts at its facility in China. In 1997, the Company commenced manufacturing its own strain gauges, and it currently produces over 95% of the strain gauges utilized in its scales. Management believes that the Company realizes a substantial cost saving from producing its own strain gauges.

     To take advantage of lower overhead costs and competitive labor rates available in China, the Company constructed a manufacturing facility in Shenzhen, China in 1989. In April 2000, the Company leased additional factory space adjacent to the existing facility. The location of that factory in Shenzhen, about 50 miles from Hong Kong, permits the Company to easily manage manufacturing operations from Hong Kong, and facilitates transportation of the Company's products out of China through the port of Hong Kong, the busiest seaport for containerized shipping in the world. The manufacturing complex is located in the DaYang Synthetical Development District in Shenzhen, China. See
Item 2 - "Description of Property--China," below.

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

     Strain gauges are the second most expensive components purchased by the Company. The Company currently produces over 95% of the strain gauges utilized in its scales, and obtains the remainder principally from a Japanese manufacturer. However, the Company could also purchase strain gauges from suppliers located in the United States and China. LEDs and LCDs are generally custom made to match the chip design and are principally supplied by companies in Taiwan, Korea and Japan. The circuit boards can be purchased from circuit board manufacturers in Hong Kong. Resistors, capacitors, transistors, diodes and batteries are standard stock items and are generally purchased in Hong Kong and Taiwan. Its original equipment manufacturers ("OEM") customers consign the majority of the Company's telecommunication product components to the Company.

     The Company produces metal and plastic casings and parts for use in its products. Plastic resin and metal sheet can be purchased from suppliers in Hong Kong and Japan.

Quality Control

     Management maintains strict quality control procedures for every product manufactured by the Company throughout the manufacturing process. Incoming raw materials and components are checked by the Company's quality control personnel. Moreover, during the production stage, the Company's quality control personnel monitor each operation in the manufacturing process, including the bonding of the chips, component insertion and assembly of the printed circuit boards and casings. All work in process is also checked during the manufacturing and assembly processes. After the assembly stage, every product is checked for proper functioning and cosmetic appearance. After packing and before shipment, the quality control personnel randomly check goods according to product specifications. Historically, the Company's level of defective products has been low, and not material to its financial statements. The Company's products are generally covered by a one-year limited warranty, which provides for repair or replacement of defective products. In certain circumstances, an extended warranty may be offered. To date, claims against the Company under its warranty program have been negligible.

     In April 1995, the Company received an ISO 9001 certificate from Det Norske Veritas Industry B.V., The Netherlands. The Company passed a review audit by Det Norske Veritas, processed in March 1999, and is qualified to maintain the ISO 9001 certificate.

     The ISO 9000 is a program developed initially by the International Organization for Standardization in Geneva, Switzerland, to provide quality control registration standards that could be relied upon to provide assurances with regard to a registrant's quality control and manufacturing operations. Management believes that ISO 9000 registration provides its customers with quality control assurances that are recognized internationally, and that such registration also provides the Company with a competitive advantage over many other manufacturers in the Far East who have not registered for ISO 9000 certification. Further, the Company uses the CE mark on all products shipped to Europe. A CE mark serves as confirmation to the European authorities that the marked product complies with all European Union directives relevant to the product and that the product may be traded freely in the European market.

Customers and Marketing

     The Company sells its products in the United States, Europe, Asia, Australia and Africa. Customers for the Company's scales are primarily OEMs, which market the products under their own brand names.

     Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 1998, 1999 and 2000.

                                                            Year ended March 31,
                                -----------------------------------------------------------------
                                   1998                      1999                      2000

         North America         $12,598,672      53%        $5,597,402     43%        $7,339,473         48%
         Europe                  8,129,063      34          6,248,263     48         $6,330,064         41
         Asia                    2,117,914       9          1,041,377      8         $1,568,635         10
         Australia                 756,354       3            130,173      1           $109,354          1
         Africa                    113,573       1             29,050     --            $32,760         --
                               -----------     ----       -----------    ----       -----------        ----
         Total Net Sales       $23,715,576     100%       $13,046,265    100%       $15,380,286        100%

     The Company maintains a marketing team of four people in Hong Kong. The Company markets its products primarily through the use of its Web page, advertising in trade publications such as Hong Kong Enterprise and the use of direct mail catalogues and product literature. In addition, the Company's marketing team contacts existing and potential customers by telephone, mail, fax and in person.

     Major Customers. Sales of the Company's products to OEMs accounted for approximately 87% of the Company's total net sales during each of the years ended March 31, 1998 and 1999 and 95% in the year ended March 31, 2000. The Company's principal OEM customers include the following entities which market the Company's products under the brand name indicated opposite their respective names:






                                                                                        Percent of Company's
                                                                                               Sales
                                                                                       ---------------------
                                                                                        Year Ended March 31,
                                                                                       ---------------------

             Customer                    Brand Name                   Products         1998   1999     2000
------------------------------------------------------------------------------------------------------------

----------------------------------
Werner Dorsch Gmbh & Co. (Germany)  WEDO                   Postal, office and
----------------------------------                         parcel scales                9%     15%       12%
Gottl Kern & Sohn Gmbh (Germany)    KERN                   Laboratory, hanging
----------------------------------                         scales                       4%      7%       11%
Ohaus Corporation                   OHAUS                  Pocket and laboratory
(USA)                                                      scales                       --      2%       11%
----------------------------------
Pitney Bowes, Inc. (USA)            Pitney Bowes           Postal scales               30%     15%        7%
----------------------------------
Gram Precision (Canada)             GRAM                   Pocket and laboratory
                                    PRECISION              scales                       --      1%        7%
----------------------------------
Omron Heath Care                    OMRON                  Digital thermometers         8%     10%        6%
----------------------------------
EKS (France)                        EKS                    Bathroom scales              1%      2%        6%
----------------------------------
Globaltec Corporation               ACCULAB                Jewelry, educational        15%     11%        2%
(USA)                                                      and high precision
----------------------------------                         scales


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

     Sales of the Company's products directly by the Company under its own brand name accounted for approximately 13% of the Company's total net sales during the years ended March 31, 1998 and 1999 and 5% during the year ended March 31, 2000.

     Backlog. The Company's backlog consists of orders from major customers and purchase orders from other customers of products scheduled for shipment within three to twelve months. It is the Company's practice to charge customers 50% of the total order price when orders are cancelled and, as a result, the Company has experienced nominal cancellations. This practice is not represented by a written agreement, and the Company may not be able to enforce this arrangement in every case in the future. The Company generally has not experienced any difficulty in shipping orders by the dates requested by its customers or in material returns of its products. The amount of backlog that is manufactured and shipped during any period is dependent on various factors, including the timing and scheduling of orders from material customers and accordingly, the amount of backlog at any date is not necessarily indicative of actual shipments and sales. The Company's backlog was $7,717,166 at March 31, 2000, compared to a backlog of $3,040,771 at March 31, 1999. The increase in backlog was caused by the increase in orders for shipment in April and May, 2000.

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

Employees

     At March 31, 2000, the Company employed 2,163 persons on a full-time basis. All of the Company's 33 employees located in Hong Kong held administrative, clerical, sales and marketing positions. Of the 2,130 employees located in China, 2,000 were engaged in manufacturing and 130 were engaged in administrative and clerical positions. The Company is not a party to any labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages in recent years, and management believes that relations with its employees are satisfactory.

     The Company houses all employees located in the PRC at the Shenzhen facility, including administrative staff. In April 2000, the Company leased a new 40,000 square foot dormitory building located adjacent to the Shenzhen facility. The Company believes that, with the addition of the new dormitory, it can house approximately 2,300 employees and has sufficient dormitory facilities for the foreseeable future.

Patents, Licenses, Trademarks, Franchises, Concessions and Royalty Agreements

     The Company has no patents, licenses, franchises, concessions or royalty agreements that are material to its business as a whole. The Company has obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus.

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

     In the European Union, Medical Devices Approval is required for the sale of the Company's electronic thermometers and blood pressure meters. The Company has obtained Medical Devices Approval for its electronic thermometers. A customer is currently seeking Medical Devices Approval, on behalf of the Company, for the Company's blood pressure meters. Management can not make any assurances when, or if, such approval will be granted.

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

     Enforceability of Certain Civil Liabilities. The Company is a British Virgin Islands holding corporation. The Company has appointed Henry F. Schlueter, 1050 Seventeenth Street, Suite 1700, Denver, Colorado 80265 as its agent upon whom process may be served in any action brought against it under the securities laws of the United States. However, outside the United States, it may be difficult for investors to enforce judgments against the Company obtained in the United States in any such actions, including actions predicated upon civil liability provisions of the United States securities laws. In addition, most of the Company's officers and directors reside outside the United States and the assets of these persons and of the Company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against the Company or such persons judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws. The Company has been advised by Harney, Westwood and Riegels ("HW&R"), its British Virgin Islands counsel, and by Wong & Fok, its Hong Kong counsel, that there is substantial doubt as to the enforceability against the Company or any of its directors and officers located outside the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities predicated solely on the civil liability provisions of the United States securities laws.

     The Company has been advised by Wong & Fok and HW&R that no treaty exists between Hong Kong or the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full;
(iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong or British Virgin Islands court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Hong Kong or the British Virgin Islands court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment that does not satisfy the foregoing. Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

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

     In addition, as disclosed elsewhere under other risk factors, the business and operations of the Company are subject to substantial risks, which increase the uncertainty inherent in such forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with this safe harbor the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by or on behalf of the Company. Any such statement is qualified by reference to the cautionary statements included in this Annual Report.

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

     Moreover, fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. The Company currently maintains property damage insurance aggregating approximately $16,000,000 covering its stock in trade, goods and merchandise, furniture and equipment and the buildings. The Company does not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, the Company's factory due to fire, severe weather, flood or other act of God or cause, even if insured against, could have a material adverse effect on the Company's financial condition, results of operations, business and prospects.

     Asian Economic Problems. In recent years, several countries in Southeast Asia have experienced a significant devaluation of their currencies and decline in the value of their capital markets. In addition, several Asian countries have experienced a number of bank failures and consolidations. Management believes that most Asian countries have recovered from these declines and does not believe that the declines in Southeast Asia will affect the demand for the Company's products, because virtually all of the Company's products are sold into developed countries not experiencing these declines. Moreover, because most of the Company's products are paid for in U.S. dollars, the Company believes that it is less susceptible to the effects of a devaluation in the Hong Kong dollar or Chinese renminbi if either or both were to occur despite assurances to the contrary by the Chinese government. However, the decline in the currencies of other Southeast Asian countries could render the Company's products less competitive if competitors located in these countries are able to manufacture competitive products at a lower effective cost. Investors are cautioned that there can be no assurance that the decline in Southeast Asia will not have a material adverse effect on the Company's business, financial condition, results of operations or market price of its securities.

Risk Factors Relating to the Business of the Company

     Dependence on Major Customers. Four major customers accounted for approximately 51% of the Company's sales in the fiscal year ended March 31, 1999 and three major customers accounted for approximately 34% of its sales during the fiscal year ended March 31, 2000. The loss of any of these major customers could have a material negative impact on the Company's business. See Item 1 - "Description of Business--Customers and Marketing--Major Customers" and Item 9 - "Management's Discussion and Analysis of Financial Condition--Overview."

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

     Control by Founder. At the present time, Mr. Anthony So, the founder and President of the Company, beneficially owns approximately 29.8% of the outstanding shares of common stock. Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control the business and affairs of the Company including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of the Company's securities. See Item 4 - "Control of Registrant."

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

     Warrantholders May Not be Able to Sell Their Shares of Common Stock for What They Paid for Them. The exercise price of the warrants has been arbitrarily determined by the Company and does not necessarily bear any relationship to the Company's assets, operating results, book value or shareholders' equity or any other statistical criterion of value. The exercise price of the warrants should not under any circumstances be regarded as an indication of any future market price of the Company's common stock.

     Warrantholders May Not Be Able to Exercise Their Warrants. Exercise of the Company's outstanding warrants is subject to the Company either maintaining the effectiveness of its registration statement, or filing an effective registration statement with the Securities and Exchange Commission and complying with the appropriate state securities laws. No assurance can be given that at the time a warrant holder seeks to exercise the right to purchase the Company's common stock an effective registration statement will in fact be in effect or that the Company will have complied with all appropriate state securities laws.

     Future Sales of Restricted Shares Into the Public Market Could Depress the Market Price of the Common Stock. Approximately 1,870,298 outstanding shares of the Company's common stock are restricted securities as that term is defined in Rule 144 under the Securities Act of 1933. Although the Securities Act and Rule 144 place certain prohibitions on the sale of restricted securities, they may be sold into the public market under certain conditions. Further, the Company has outstanding options and restricted warrants to purchase 2,696,103 shares of common stock and have reserved an additional 986,300 shares for issuance upon exercise of stock options which may be granted in the future under the Company's existing stock option plans. It is possible that, when permitted, the sale to the public of these shares, or shares acquired upon exercise of the options, could have a depressing effect on the price of the common stock. Further, future sales of these shares and the exercise of these options could adversely affect the Company's ability to raise capital in the future.

     The Market Price of the Company's Common Stock Fluctuates . The markets for equity securities have been volatile and the price of the Company's common stock has been and could continue to be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of common stock by officers, directors and principal shareholders, general market trends and other factors.

     Shareholders Who Do Not Exercise Their Warrants Would Be Diluted By the Exercise of Other Warrants. The Company's current shareholders who hold warrants will have their percentage of ownership in the company diluted if they choose to let their warrants expire and other warrant holders choose to exercise their warrants.

     Redemption of the Warrants. The warrants are redeemable by the Company at any time at $0.01 per warrant upon 30 days notice if the public trading price of the common stock equals or exceeds 110% of the then-current exercise price of the warrants for 20 trading days within the preceding 30 trading days. If the Company calls the warrants for redemption, the holders of the warrants must either (i) exercise the warrants and pay the exercise price at a time when it may be disadvantageous for them to do so; (ii) sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or
(iii) accept the nominal redemption price, which is likely to be substantially less than the market value of the warrants. No assurance can be given that at the time of redemption an effective registration statement will be in effect or that the Company will have complied with all appropriate state securities laws so that a warrant holder will be able to exercise his warrants rather than accepting the $0.01 per warrant redemption price.

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


Item 2.  Description of Property

British Virgin Islands

     The offices of the Company are located at Cragmuir Chambers, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at such offices, through the Company's registered agent, HWR Services Limited.

Hong Kong

     In July 2000, the Company purchased approximately 5,000 square feet of office space located at Unit 1106 - 1110, Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong, from an unaffiliated third party. This facility is used as the Company's principal executive office. The total purchase price for the property was approximately $1,813,000.

     The Company owns approximately 9,185 square feet in the Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Shatin, New Territories, Hong Kong. This facility, which previously housed the Company's principal office, now is used exclusively as warehouse space. The Company purchased the property from an unaffiliated third party in May 1999 for approximately $743,590.

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

China

     The Company's existing factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China. As a result of recent expansion, this factory now consists of three factory buildings, which contain approximately 245,000 square feet, three workers' quarters, containing approximately 155,000 square feet, a canteen and recreation center of approximately 25,500 square feet, an office building, consisting of approximately 25,500 square feet, and staff quarters for the Company's supervisory employees, consisting of approximately 35,000 square feet, for a total of approximately 486,000 square feet.

     All of the facilities noted above, except one factory building and one dormitory, are wholly-owned by the Company. These wholly-owned facilities were initially by the Company utilized pursuant to a Contract on the Use of Land and Supply of Workers with Shenzhen Baoan Fuan Industrial Company; however, in May 2000 the PRC granted title to the land on which these buildings are situated to the Company. Prior to being granted title, the Contract on the Use of Land and Supply of Workers provided that the Company could use approximately 269,000 square feet of land for a period of 50 years, commencing May 10, 1994. To obtain the land lease, the Company paid $1,810,344 plus a monthly management fee in the amount of $2,750. The Company used part of the proceeds of a $1,500,000 loan it received in July 1994 to pay a portion of the initial acquisition cost; the balance of the initial acquisition cost was paid out of the net proceeds of a public offering of the Company's securities conducted in December 1994. In April 2000, the Company increased its production capacity by leasing a third factory building and a third workers' dormitory.

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

     On June 18, 1998, the Company purchased Units 12 and 13 on the 3rd floor, Block A of Sunshine Plaza in Beijing, China for an aggregate purchase price of $600,999, payable as follows: $383,468 was paid before June 18, 1998; and the balance of $217,531, plus interest in the amount of $30,241 was paid in monthly installments and completed in May, 2000. Unit 12 consists of 102.38 square meters and Unit 13 consists of 172.77 square meters. Both Units are rented to unaffiliated third parties for an aggregate monthly rental of RMB 21,000, or approximately US $2,530.

Adequacy of Facilities

     Management believes that the Company's manufacturing complex, including its newly leased space, will be adequate for its reasonably foreseeable needs.

Item 3.  Legal Proceedings

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

Item 4.  Control of Registrant.

     The Company is not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of July 27, 2000, the beneficial ownership of the Company's common stock by each person known by the Company to own beneficially more than 10% of the common stock of the Company outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

    Person or Group                              Amount Owned
    ---------------                              ------------

                                 Shares of    Options to Purchase    Percent of
                               Common Stock      Common Stock         Class(1)
                               ------------    ----------------       -------
    Anthony So                 1,551,195(2)        158,000             29.8%
    Officers and directors     1,794,418           228,000             34.9%
     as a group (7 persons)
----------------------

(1) Based on beneficial ownership of both shares of common stock and of options to purchase common stock that are immediately exercisable.

(2) 1,068,421 shares of common stock are owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

     There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

Item 5.  Nature of Trading Market

     The Company's common stock and warrants are traded only in the United States over-the-counter market. The common stock is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") National Market under the trading symbol BNSO; the warrants are quoted under the trading symbol BNSOZ on the Nasdaq Small Cap Market.

     The table set forth below presents the range, on a quarterly basis, of high and low closing sales prices per share of common stock and per warrant as reported by Nasdaq for the last two fiscal years and for the first quarter of the fiscal year ending March 31, 2001. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.

Common Stock

         Quarter Ended                                  High              Low
         -------------                                  ----              ---
     Fiscal 1999
     -----------
     June 30, 1998.............................        $11.38            $9.06

     September 30, 1998........................        $11.13            $5.13

     December 31, 1998.........................       $  6.13            $3.13

     March 31, 1999............................       $  7.50            $5.38

     Fiscal 2000
     -----------
     June 30, 1999.............................         $7.94            $5.75

     September 30, 1999........................         $7.63            $6.16

     December 31, 1999.........................         $9.13            $6.88

     March 31, 2000............................        $21.38            $7.38


     Fiscal 2001
     -----------
     June 30, 2000.............................        $17.75           $10.00



Public Warrants(1)

     Fiscal 2000
     July 6, 2000 - September 11, 2000(2)......         $0.50            $0.28

----------------------

(1) The Public Warrants were issued in June 2000 pursuant to a warrant dividend to all record holders at the close of trading on January 19, 2000 of certain prior warrants, which expired on January 31, 2000, and to all persons who exercised the prior warrants during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000.

(2)  The warrants commenced trading on July 6, 2000.

     The 5,712,610 shares of common stock outstanding as of March 31, 2000 were held by approximately 307 holders of record worldwide, including 302 holders of record in the United States. Management believes that holders of record hold for approximately 1,053 beneficial holders.

Transfer and Warrant Agent

     The transfer agent and registrar for the common stock and the Warrant Agent for the warrants is U.S. Stock Transfer Corporation, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders

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

Item 8.  Selected Financial Data

     The selected consolidated financial data set forth below as of March 31, 1999 and 2000 and for each of the three fiscal years in the period ended March 31, 2000 are derived from the audited Consolidated Financial Statements and notes thereto, which are prepared in accordance with generally accepted accounting principles in the United States of America in United States dollars, and which appear elsewhere in this Annual Report. The selected consolidated financial data set forth below as of March 31, 1996, 1997 and 1998 and for each of the two fiscal years in the period ended March 31, 1997 have been derived from the Company's audited consolidated financial statements which do not appear in this Annual Report. The selected consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.



SELECTED CONSOLIDATED FINANCIAL DATA

                                                                        Year ended March 31,
                                                     ----------------------------------------------------------
Income Statement Data                              1996         1997          1998         1999         2000
                                                   ----         ----          ----         ----         ----
                                                 (In thousands of United States dollars, except per share data)

Net sales                                        $14,248      $16,989        $23,716     $13,046      $15,380
Cost of sales                                     (9,412)     (12,096)       (17,071)     (8,812)     (11,118)
                                                 -------      -------        -------     -------      -------
Gross margin                                       4,836        4,893          6,645       4,234        4,262
Selling expenses                                    (325)        (433)          (420)       (197)        (261)
Salaries and related costs                        (1,960)      (1,973)        (1,897)     (1,626)      (1,899)
Research and development expenses                   (173)        (122)          (159)       (566)        (186)
Administration and general expenses               (1,234)      (1,609)        (1,815)     (1,601)      (1,646)
Provision for permanent diminution
  in value of investment in a joint
  venture company                                   (153)        --            --           --           --
Net gain on liquidation of a joint venture
  company                                          --             160          --           --           --
                                                 -------      -------        -------     -------      -------
Income from operations                               991          916          2,354         244          270
Interest income                                      127           64             73          63          130
Interest expenses                                   (607)        (532)          (503)       (445)        (261)
Less: Interest capitalized                            58           61             46          25         --
                                                 -------      -------        -------     -------      -------
                                                    (549)        (471)          (457)       (420)         139
Foreign exchange (losses)/gains                     (124)        (136)            35          38           14
Other income                                          76          102            243          53          192
                                                 -------      -------        -------     -------      -------
Income/(loss) before income taxes                    521          475          2,248         (22)         345
Income tax benefit                                    96           72             27          36            3
                                                 -------      -------        -------     -------      -------
Income before minority interests                     617          547          2,275          14          348
Minority interests                                   (10)        --             --          --           --
                                                 -------      -------        -------     -------      -------
Net income                                       $   607      $   547        $ 2,275     $    14      $   348
                                                 -------      -------        -------     -------      -------
Earnings per share - Basic                       $  0.21      $  0.19        $  0.80     $  0.0045    $  0.0989
                     - Diluted                   $  0.21      $  0.19        $  0.73     $  0.0037    $  0.0874

                                                                           As of March 31,
                                                ---------------------------------------------------------------
Balance Sheet Data                                  1996         1997           1998        1999        2000
                                                    ----         ----           ----        ----        ----

Working capital                                  $  3,801     $  1,663       $  3,184    $  3,316     $12,765
Total assets                                       20,700       20,516         20,647      18,660      33,793
Long-term debt and capital lease
  obligations, net of current maturities              744          787            243          42         865
Deferred income taxes(liabilities)/assets             (49)          16             74         112         126
Shareholders' equity                               11,433       12,142         14,479      14,626      27,022


Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

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

Overview

     The Company derives its revenues principally from the sale of electronic scales and electronic consumer and health care products manufactured by it in China. For the fiscal year ended March 31, 1999, the Company had net sales of approximately $13,046,000 and net income of approximately $14,000. In the fiscal year ended March 31, 2000, net sales increased to approximately $15,380,000 and net income also increased to approximately $348,000.

     The Company was operating at full capacity in its prior manufacturing facility and, in January 1997, it moved its manufacturing operations to a new facility, which approximately tripled the Company's manufacturing capacity. In April 2000, the Company leased an additional 90,000 square feet of space at that facility. Management believes that the Company will be able to increase sales to take advantage of its increased manufacturing capacity and improve margins and financial performance. Increased revenue and net income in future periods will depend on the Company's ability to (i) strengthen its customer base by enhancing and diversifying its products; (ii) increase the number of its customers; (iii) expand into additional markets; (iv) maintain or increase sales of its products to existing customers; (v) increase production; and (vi) control all of its costs. Although labor costs are increasing in China, the Company's labor costs continue to represent a relatively small percentage of its total production costs. Management believes that increased labor costs in China will not have a significant effect on its total production costs or results of operations, and that the Company will be able to continue to increase its production at its manufacturing facility without substantially increasing its non-production salaries and related costs. In addition, the Company has not experienced significant difficulties in obtaining raw materials for its products, and management does not anticipate any such difficulties in the foreseeable future.

Results of Operations

     The following table sets forth selected income data as a percentage of net sales for the periods indicated.


                                                          Year ended March 31,
                                                   -------------------------------
         Income Statement Data                     1998          1999         2000
                                                   ----          ----         ----
         Net sales                                100.0%         100.0%       100.0%
         Cost of sales                            (72.0)         (67.5)       (72.3)
                                                 ------         ------       ------
         Gross margin                              28.0           32.5         27.7
         Selling expenses                          (1.8)          (1.5)        (1.7)
         Salaries and related costs                (8.0)         (12.5)       (12.3)
         Research and development expenses         (0.7)          (4.3)        (1.2)
         Administration and general expenses       (7.6)         (12.3)       (10.7)
                                                 ------         ------       ------
         Income from operations                     9.9            1.9          1.8
         Interest income                            0.3            0.4          0.8
         Interest expense                          (2.1)          (3.4)        (1.7)
         Less: Interest capitalized                 0.2            0.2          --
                                                 ------         ------       ------
                                                   (1.9)          (3.2)        (1.7)
         Foreign exchange gains                     0.2            0.3          0.1
         Other income                               1.0            0.4          1.2
                                                 ------         ------       ------
         Income before income taxes                 9.5           (0.2)         2.2
         Income tax benefit                         0.1            0.3          --
         Net income                                 9.6%           0.1%         2.2%
                                                 ======         ======       ======


Fiscal year ended March 31, 2000 compared to fiscal year ended March 31, 1999

     Net Sales. The Company's sales increased 17.9% from approximately $13,046,000 for the fiscal year ended March 31, 1999, to approximately $15,380,000 for the fiscal year ended March 31, 2000, primarily as a result of increased orders from various existing and new customers.

     Gross Margin. Gross margin decreased from 32.5% to 27.7% primarily due to the startup costs associated with telecommunications contracts that were expensed.

     Selling Expenses. Selling expenses increased by 32.5% from approximately $197,000 for the fiscal year ended March 31, 1999 to approximately $261,000 for the fiscal year ended March 31, 2000. This increase was attributable primarily to the increase in sales.

     Salaries and Related Costs. Salaries and related costs increased by 16.8% from approximately $1,626,000 for the fiscal year ended March 31, 1999 to approximately $1,899,000 for the fiscal year ended March 31, 2000. This increase was primarily due to increases in administrative staff to catch up with the diversification in business segments.

     Research and Development. Research and development expenses decreased 67.1% from approximately $566,000 during the fiscal year ended March 31, 1999 to approximately $186,000 for the fiscal year ended March 31, 2000. Research and development cost decreased due to the maturation of most development projects in 1998 and the write off of expenses for a telephone project during the year ended March 31, 1999.

     Administration and General Expenses. Administration and general expenses remained relatively stable with an insignificant increase for the fiscal year ended March 31, 2000 compared to the fiscal year ended March 31,1999.

     Income from Operations. As a net result of the above changes, Income from operations also remained relatively unchanged, increasing slightly from approximately $244,000 for the fiscal year ended March 31, 1999 to approximately $270,000 for the fiscal year ended March 31, 2000.

     Other Income. Other income increased 262.3% from approximately $53,000 for the fiscal year ended March 31, 1999 to approximately $192,000 for the fiscal year ended March 31, 2000. This increase was primarily a result of sales of scrap of $116,000.

     Foreign Exchange Losses/Gains. Foreign exchange rates produced a gain of approximately $38,000 for the fiscal year ended March 31, 1999 and a gain of approximately $14,000 for the fiscal year ended March 31, 2000. This difference was primarily attributable to the difference between the pegged exchange rate and the actual transaction rate.

     Interest Income and Interest Expenses. Interest expenses, net of interest income decreased by 65.7% from approximately $382,000 in the fiscal year ended March 31, 1999 to approximately $131,000 in the fiscal year ended March 31, 2000, as a result of reduced bank borrowings due to improvements in cash flow.

     Net Income. As a net result of the above changes, net income increased from the fiscal year ended March 31, 1999 compared to the fiscal year ended March 31, 2000 by approximately $334,000.

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

Liquidity and Capital Resources

     The Company has traditionally relied on borrowings to meet its working capital requirements. These borrowings have been supplemented by internally generated funds and trade credits from suppliers. As of March 31, 2000, the Company had in place general banking facilities with three financial institutions aggregating $8,358,975. Such facilities include the ability to obtain overdrafts, letters of credit, notes payable, short-term loans and fixed-term loans. As of March 31, 2000, the Company had utilized $2,207,745 under its general banking facilities. Interest on this indebtedness fluctuates with the prime rate and HIBOR as set by the Hong Kong Bankers Association. The bank credit facilities are collateralized by certain bank deposits of the Company, by the Company's real property located at Savanna Garden in Hong Kong, by the Company's office space in Fo Tan and by a bank guarantee in the amount of $150,000. The Company's bank credit facilities are due for renewal annually. Management of the Company anticipates that the banking facilities will be renewed on substantially the same terms. Excluding the current portion of long term debt and capital lease obligations, the amounts of total short-term bank borrowings outstanding as of March 31, 2000 and 1999 were 1,441,328 and $1,944,756, respectively. During the fiscal year ended March 31, 2000, the Company paid a total of $261,288 in interest on indebtedness.

     Operating activities provided $1,601,248 of net cash for the fiscal year ended March 31, 2000 compared to $2,644,612 of net cash for the fiscal year ended March 31, 1999. The decrease from the fiscal year ended March 31, 1999 to the fiscal year ended March 31, 2000 was primarily due to increases in receivables and inventory offset by increases in accounts payable. Investing activities used $ 4,908,580 of net cash for the fiscal year ended March 31, 2000 and used $926,312 of net cash for the fiscal year ended March 31, 1999. The increase in net cash used in investing activities from the fiscal year ended March 31, 1999 to the fiscal year ended March 31, 2000 was primarily due to an increase in the acquisition of property, plant and equipment as well as an increase in restricted cash deposits. Financing activities provided $10,996,598 of net cash for the fiscal year ended March 31, 2000 and used $1,892,619 for the fiscal year ended March 31, 1999. This net increase in cash provided was primarily due to the issuance of shares of common stock upon the exercise of warrants and options.

     As of March 31, 2000, the Company had $7,959,404 in cash and cash equivalents as opposed to $271,447 as of March 31, 1999. There are no other material unused sources of liquid assets. The Company believes that there are no material restrictions (including foreign exchange controls) on the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases.

     The Company's current ratio (current assets divided by current liabilities) increased from 1.83 as of March 31, 1999 to 3.16 as of March 31, 2000. Its quick ratio (cash and cash equivalents, restricted cash deposits and receivables divided by current liabilities) increased from 0.65 as of March 31, 1999 to 2.11 as of March 31, 2000.

     As of March 31, 2000, the Company had contingent liabilities to banks for outstanding letters of credit of $766,417 as opposed to $114,601 as of March 31, 1999, and a shipping guarantee of $19,340 (none as of March 31, 1999).

Impact of Inflation

     Management believes that inflation has not had a material effect on its business between 1999 and 2000. The Company has generally been able to modify and improve its product designs so that it could either increase the prices of its products or lower the production cost in order to keep pace with inflation. All of the Company's manufacturing is being done in China, and China is experiencing deflation. If such trend continues, the Company could incur decreased labor costs with regard to its Chinese operations, resulting in lower production costs. Although the costs to the Company of components used in the manufacture of its products have been relatively stable, management believes that any possible significant increase in material costs would affect the entire electronics industry and thus would not have a negative material impact on the Company's competitive position.

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

Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued certain pronouncements that are effective as indicated below with respect to the fiscal years presented in the consolidated financial statements.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for fiscal years beginning after June 15, 1999. Restatement of disclosures for earlier periods provided for comparative purposes is required. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Subsequent to the issuance of SFAS No. 133, the Financial Accounting standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" which defers the effective date of SFAS No. 133 to periods beginning after June 15, 2000. Moreover, the Financial Accounting Standard Board also issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging activities - an Amendment of SFAS No. 133" which amends the accounting and reporting standards of Statement 133 for certain derivative instruments and certain hedging activities.

     The Company has evaluated the disclosure requirements in respect of the new SFAS statements issued recently and believes that implementation of the new standards will have no impact on its results of operations and financial position.

Item 10.  Directors and Officers of Registrant

     The directors and executive officers of the Company are as follows:

Name                           Age        Position with the Company
----                           ---        -------------------------
Anthony So                     56         President, Chief Executive Officer,
                                          Secretary, Treasurer, Chief Financial
                                          Officer, Chairman of the Board and
                                          Director

Kim Wah Chung                  42         Director of Engineering and Research
                                          and Development and Director

Cathy, Kit Teng Pang           37         Director of Finance and Director

Henry F. Schlueter             49         Assistant Secretary

Woo-Ping Fok                   51         Director

George O'Leary                 62         Director

J. Stewart Jackson, IV         64         Director

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

     J. STEWART JACKSON IV has been a director of the Company since January 10, 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc., of which he is currently president. Mr. Jackson served on the advisory board of directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson was graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

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

Item 11.  Compensation of Directors and Officers .

Executive Officers and Directors

     The following table sets forth certain information as to the compensation paid to certain of the Company's executive officers and directors and for all directors and executive officers as a group for the year ended March 31, 2000:

                                                                             Cash            Non-Cash
Name of Individual             Capacities in Which Served                Compensation      Compensation
------------------             --------------------------                ------------      ------------
Anthony So                 President, Chief Executive Officer,
                           Secretary, Treasurer, Chief Financial
                           Officer, Chairman of the Board and
                           Director                                      $ 458,333(1)      $  95,385(1)

Kim Wah Chung              Director of Engineering and Research
                           and Development and Director                  $  74,872(2)      $  53,982(2)

Cathy Pang                 Director of Finance and Director              $  99,167(3)      $   4,577(3)

Kam Sun Luk                Director of New Projects and
                           Quality Control and Director                  $ 100,000(4)      $   6,923(4)

Henry F. Schlueter         Assistant Secretary                           $       0         $       0

Woo Ping Fok               Director                                      $       0         $       0

George O'Leary             Director                                      $ 136,286(5)      $       0

J. Stewart Jackson IV      Director                                      $       0         $       0

All directors and
officers as a group (8 persons) (6)                                      $ 868,658         $ 160,867
----------------------

(1) Cash compensation consists of emoluments of $458,333. Non-cash compensation consists of a $15,385 contribution to the Company's Provident Fund Plan and the value of housing provided to Mr. So valued at $80,000 during fiscal 2000. See "Provident Fund Plan," below, and Item 13 - "Interest of Management in Certain Transactions."

(2) Cash compensation consists of emoluments of $74,872. Non-cash compensation consists of a $10,462 contribution to the Company's Provident Fund Plan, life insurance of $5,058 and a housing allowance of $38,462. See "Provident Fund Plan," below, and Item 13 - "Interest of Management in Certain Transactions."

(3) Cash compensation consists of emoluments of $99,167. Non-cash compensation consists of a $4,577 contribution to the Company's Provident Fund Plan. See "Provident Fund Plan," below.

(4) Cash compensation consists of emoluments of $100,000. Non-cash compensation consists of a $6,923 contribution to the Company's Provident Fund Plan. Mr. Luk resigned as an officer and director of the Company effective April 3, 2000. See "Provident Fund Plan," below.

(5) Consists of payments made pursuant to a sales commission arrangement with the Company. See Item 13 - "Interest of Management in Certain Transactions."

(6) Includes Mr. Kam Sun Luk who resigned as an officer and director of the Company effective April 3, 2000.

     The Company did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2000, other than contributions to the Company's Provident Fund Plan which aggregated $37,347 for officers and directors during the fiscal year ended March 31, 2000.

Directors

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

     The Company's aggregate contributions to the Provident Fund Plan for the years ended March 31, 1998, 1999 and 2000 amounted to $45,227, $54,046 and $64,921, respectively.

Stock Option Plans

The 1996 Stock Option Plan

     In October 1996, the stockholders of the Company adopted the 1996 Stock Option Plan (the "Employees' Plan") which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of the Company's common stock. In January 2000, the shareholders of the Company approved the proposal of the board of directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase common stock of the Company under the Employees' Plan. The purpose of the Employees' Plan is to make options available to management and employees of the Company in order to encourage them to secure or increase on reasonable terms their stock ownership in the Company and to encourage them to remain in the employ of the Company.

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

The 1996 Non-Employee Directors' Stock Option Plan

     In October 1996, the stockholders of the Company adopted a 1996 Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Plan") which provides for the grant of options to purchase an aggregate of not more than 100,000 shares of the Company's common stock. In January 2000, the shareholders of the Company approved the proposal of the board of directors to increase from 100,000 to 600,000 in the aggregate the number of options to purchase common stock of the Company under the Non-Employee Directors' Plan. The purpose of the Non-Employee Directors' Plan is to promote the long-term success of the Company by creating a long-term mutuality of interests between the non-employee directors and the stockholders of the Company, to provide an additional inducement for such directors to remain with the Company and to provide a means through which the Company may attract able persons to serve as directors of the Company. The Non-Employee Directors' Plan will be administered by a committee (the "Committee") appointed by the board of directors.

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


Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.

     On January 5, 2000, the Company declared a warrant dividend payable to all record holders of the Company's warrants at the close of trading on January 19, 2000, and to all persons who exercised their warrants during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. The warrant dividend and January 19, 2000 record date were publicly announced in a press release. Each two warrants are exercisable to purchase one share of the Company's common stock at an exercise price of $17.50 per share. The warrants are exercisable any time prior to 2:00 p.m. (Pacific Time) on December 31, 2001, unless extended by the board of directors. The warrants are redeemable by the Company upon 30 days notice at a redemption price of $.01 per warrant but only if the public trading price for the Company's common stock equals or exceeds 110% of the then-current exercise price of the warrants for 20 trading days within the preceding 30 trading days. There are 2,174,403 warrants issued and outstanding, which are exercisable to purchase an aggregate of 1,087,201 shares of the Company's common stock.

     The exercise price of the warrants as described above is wholly arbitrary and there is no assurance that the price of the common stock will, at any time, equal or exceed the exercise price of the warrants. The warrants can be exercised only if a current prospectus is in effect, and if the Company is in compliance with applicable state securities laws.

Options

     The following table sets forth all options to purchase common stock granted by the Company which are outstanding as of the date of this Annual Report.

      Number of              Exercise Price               Expiration
       Options                  per Share                    Date
       -------                  ---------                    ----

       10,000                     $5.06                 September 8, 2007
      241,700                     $8.00                 January 6, 2010
       20,000                     $8.125                January 12, 2010

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

     It is common practice in Hong Kong, the location of the Company's principal executive offices, to provide a housing allowance or living accommodations for senior executives as part of their compensation. The Company provides Mr. Anthony So with living accommodations consisting of a Company-owned townhouse, for which the Company paid a total purchase price of approximately $1,337,000. The Company valued this benefit at $80,000 during the fiscal year ended March 31, 2000. The Company also provides Mr. Kim Wah Chung, its Director of Engineering and Research and Development and a director of the Company, with a housing allowance that amounted to $38,462 during the fiscal year ended March 31, 2000.

     Mr. George O'Leary, a director of the Company, is paid a commission on orders placed by customers which he obtains for the Company. The amount of the commission is negotiated on a deal-by-deal basis, without a written agreement. During the fiscal years ended March 31, 1999 and 2000, Mr. O'Leary was paid an aggregate of $115,342 and $136,286, respectively, in commissions.

                                     PART II
                                     -------

Item 14.  Description of Securities to be Registered.

     Not applicable.

                                    PART III
                                    --------

Item 15.  Defaults Upon Senior Securities.

     Not applicable.

Item 16. Changes in Securities and Changes in Security for Registered
Securities.

     The Company's warrants, which were issued in 1994, expired as of January 31, 2000.

                                     PART IV
                                     -------

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

Item 19.  Financial Statements and Exhibits.

         (a) The following Financial Statements are filed as part of this Annual Report:

                                                                           Page
                                                                           ----
         Index to Consolidated Financial Statements                         F-1

         Report of Independent Accountants                                  F-2

         Consolidated Balance Sheets as of March 31, 1999 and 2000          F-3

         Consolidated Statements of Comprehensive Income for the years      F-4
         ended March 31, 1998, 1999 and 2000

         Consolidated Statements of Changes in Shareholders' Equity for the F-5 years ended March 31, 1998, 1999 and 2000

         Consolidated Statements of Cash Flows for the years ended          F-6
         March 31, 1998, 1999 and 2000

         Notes to Consolidated Financial Statements              F-7 through 27

         (b) The following Exhibits are filed as part of this Annual Report:

    Exhibit No.                         Description
    -----------                         -----------

     10.3 Assignment from Pompon Limited to Bonso Investment Limited dated July 14, 2000 of real property located at Units 1106-1110, Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          BONSO ELECTRONICS INTERNATIONAL INC.



Date   __________________                 By:  /s/ Anthony So
                                             ---------------------------------
                                                   Anthony So, President

                        Consolidated Financial Statements

                      Bonso Electronics International Inc.
                  (Incorporated in the British Virgin Islands)
                                and Subsidiaries

                                 March 31, 2000

                             PricewaterhouseCoopers
                             Independent Accountants

              Bonso Electronics International Inc. and Subsidiaries
                   Index to Consolidated Financial Statements



Contents                                                                  Pages



Report of Independent Accountants...........................................F-2



Consolidated Balance Sheets as of March 31, 1999 and 2000...................F-3



Consolidated Statements of Comprehensive Income for the
years ended March 31, 1998, 1999 and 2000...................................F-4



Consolidated Statements of Changes in Shareholders' Equity for the
years ended March 31, 1998, 1999 and 2000...................................F-5



Consolidated Statements of Cash Flows for the years ended
March 31, 1998, 1999 and 2000...............................................F-6



Notes to Consolidated Financial Statements...........................F-7 to F-27

                        Report of Independent Accountants
                        ---------------------------------


Board of Directors and Shareholders
Bonso Electronics International Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and Subsidiaries (the "Group") as of March 31, 1999 and 2000 and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly the financial position of the Group as of March 31, 1999 and 2000 and the results of their operations and cash flows for each of the three years in the period ended March 31, 2000, in conformity with generally accepted accounting principles in the United States of America.






PricewaterhouseCoopers


Hong Kong




                        Bonso Electronics International Inc. and Subsidiaries
                                     Consolidated Balance Sheets
                                (Expressed in United States Dollars)


                                                                                 March 31
                                                                        ---------------------------
                                                                             1999           2000
                                                                        $               $

Assets

Current assets
 Cash and cash equivalents                                                   271,447      7,959,404
 Restricted cash deposits (Note 7)                                         1,011,688      2,071,952
 Trade receivables, net (Note 2)                                             362,236      1,661,050
 Inventories, net (Note 3)                                                 4,697,928      6,192,611
 Notes receivable                                                            690,449        525,175
 Income taxes recoverable                                                       --              112
 Deferred income tax assets - current (Note 5(d))                             31,251         24,802
 Other receivables, deposits and prepayments                                 243,231        235,851
                                                                         -----------    -----------
 Total current assets                                                      7,308,230     18,670,957
                                                                         -----------    -----------

Deposits (Note 10(b))                                                           --          398,147

Deferred income tax assets - non current (Note 5(d))                          81,223        101,570

Property, plant and equipment

 Leasehold land and buildings                                              8,997,073      9,922,677
 Plant and machinery                                                       3,495,632      7,176,310
 Molds                                                                     2,112,608      2,113,066
 Furniture, fixtures and equipment                                         2,661,718      2,938,724
 Motor vehicles                                                              306,979        304,869
                                                                         -----------    -----------
                                                                          17,574,010     22,455,646
 Less: accumulated depreciation and amortization                          (6,303,179)    (7,833,604)
                                                                         -----------    -----------
 Net property, plant and equipment                                        11,270,831     14,622,042
                                                                         -----------    -----------
 Total assets                                                             18,660,284     33,792,716
                                                                         ===========    ===========

Liabilities and shareholders' equity

Current liabilities
 Bank overdrafts (Note 7)                                                    643,278           --
 Notes payable (Note 7)                                                      581,349        819,099
 Accounts payable                                                          1,135,910      3,028,023
 Accrued charges and deposits                                                516,458        882,839
 Income taxes payable                                                         11,667           --
 Short-term loans (Note 7)                                                   720,129        622,229
 Current portion of long-term debt and capital lease obligations
  (Notes 4 and 6(a))                                                         383,409        553,467
                                                                         -----------    -----------
 Total current liabilities                                                 3,992,200      5,905,657
                                                                         -----------    -----------
Long-term debt and capital lease obligations, net of current
 maturities (Notes 4 and 6(a))                                                42,397        864,798

Commitments and contingencies (Note 10)

Shareholders' equity (Notes 8(b), 13 and 14)

 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares - 5,712,610                                  9,353         17,133
     Additional paid-in capital                                           10,285,105     22,325,500
     Promissory note receivable from shareholder (Note 8(b))              (1,430,000)    (1,430,000)
     Retained earnings                                                     5,525,958      5,873,656
     Accumulatd other comprehensive income                                   235,271        235,972
                                                                         -----------    -----------
                                                                          14,625,687     27,022,261
                                                                         ===========    ===========

Total liabilities and shareholders' equity                                18,660,284     33,792,716
                                                                         ===========    ===========


                        See notes to these consolidated financial statements

                                                F-3



                 Bonso Electronics International Inc. and Subsidiaries
                    Consolidated Statements of Comprehensive Income
                         (Expressed in United States Dollars)




                                               1998            1999          2000
                                            $              $              $

Net sales (Note 15)                          23,715,576     13,046,265     15,380,286
Cost of sales                                17,071,089      8,812,173     11,117,922
                                            -----------    -----------    -----------
Gross margin                                  6,644,487      4,234,092      4,262,364

Selling expenses                                419,755        196,974        261,297
Salaries and related costs                    1,897,412      1,625,731      1,898,944
Research and development expenses               158,706        566,030        186,251
Administration and general expenses           1,814,535      1,601,186      1,646,320
                                            -----------    -----------    -----------
Income from operations                        2,354,079        244,171        269,552
Interest income                                  73,431         63,488        129,794
Interest expenses                              (503,896)      (445,644)      (261,288)
Less: Interest capitalized                       46,058         25,108           --
                                               (457,838)      (420,536)      (261,288)
Foreign exchange gains                           35,187         37,882         14,449
Other income                                    242,669         52,662        191,790
                                            -----------    -----------    -----------
Income before income taxes                    2,247,528        (22,333)       344,297
Income tax benefit (Note 5(c))                   27,117         36,087          3,401
                                            -----------    -----------    -----------
Net income                                    2,274,645         13,754        347,698

Other comprehensive income, net of tax:
 Foreign currency translation adjustments        43,129          1,743            701
                                            -----------    -----------    -----------
Comprehensive income                          2,317,774         15,497        348,399
                                            ===========    ===========    ===========

Earnings per share (Note 12)
 Basic                                      80.39 cents     0.45 cents     9.89 cents
                                            ===========    ===========    ===========

 Diluted                                    72.57 cents     0.37 cents     8.74 cents
                                            ===========    ===========    ===========


                 See notes to these consolidated financial statements

                                         F-4



                       Bonso Electronics International Inc. and Subsidiaries
                    Consolidated Statements of Changes in Shareholders' Equity
                               (Expressed in United States Dollars)


                                                   Common stock
                                            -------------------------
                                                                                        Promissory
                                                                                            note
                                                                         Additional     receivable
                                              Shares          Amount      paid-in          from
                                            outstanding    outstanding    capital       shareholder
                                            -----------    -----------   ----------     -----------
                                                           $             $              $

Balance, March 31, 1997                       2,825,949         8,477     8,705,917          --


Net income                                         --            --            --            --
Other comprehensive income,
 net of tax                                        --            --            --            --
Foreign currency adjustments:
 Cumulative translation adjustments                --            --            --            --
Reversal upon liquidation of a
  subsidiary                                       --            --            --            --

Comprehensive income                               --            --            --            --
Common stock issued upon exercise
 of warrants (note 14)                            2,613             8        18,586          --
Common stock subscribed
 (note 8(b))                                       --            --            --      (1,350,000)
                                            -----------   -----------   -----------   -----------
Balance, March 31, 1998                       2,828,562         8,485     8,724,503    (1,350,000)


Net income                                         --            --            --            --
Other comprehensive income, net
 of tax                                            --            --            --            --
Foreign currency adjustments:
Cumulative translation adjustments                 --            --            --            --

Comprehensive income                               --            --            --            --
Issued of common stock (note 8(b))              200,000           600     1,349,400          --
Common stock issued upon exercise
 of share option (note 13)                       65,000           193       131,202          --
Common stock issued upon exercise
 of warrants, net of expenses
 (note 14)                                       25,597            75          --            --
Interest income from promissory
 note receivable (note 8(b))                       --            --          80,000       (80,000)
                                            -----------   -----------   -----------   -----------

Balance, March 31, 1999                       3,119,159         9,353    10,285,105    (1,430,000)


Net income                                         --            --            --            --
Other comprehensive income, net
 of tax                                            --            --            --            --
Foreign currency adjustments:
Cumulative translation adjustments                 --            --            --            --

Comprehensive income                               --            --            --            --
Common stock issued upon exercise
 of share option (note 13)                      919,675         2,759        52,089          --
Common stock issued upon
 exercise of warrants, net of
 expenses (note 14)                           1,673,776         5,021    11,988,306          --
                                            -----------   -----------   -----------   -----------
Balance, March 31, 2000                       5,712,610        17,133    22,325,500    (1,430,000)
                                            ===========   ===========   ===========   ===========


                       See notes to these consolidated financial statements



                       Bonso Electronics International Inc. and Subsidiaries
                    Consolidated Statements of Changes in Shareholders' Equity
                                (Expressed in United States Dollars)




                                                                            Accumulated
                                                                              other
                                                                          comprehensive
                                               Common                     income-foreign    Total
                                                stock         Retained      currency     shareholders'
                                              subscribed      earnings     adjustments      equity
                                              ----------      ---------   -------------- -------------
                                              $               $            $             $

Balance, March 31, 1997                             --        3,237,559       190,399     12,142,352


Net income                                          --        2,274,645          --        2,274,645
Other comprehensive income,
 net of tax                                         --             --            --             --
Foreign currency adjustments:
 Cumulative translation adjustments                 --             --          45,779         45,779
Reversal upon liquidation of a
  subsidiary                                        --             --          (2,650)        (2,650)

Comprehensive income                                --        2,274,645        43,129      2,317,774
Common stock issued upon exercise
 of warrants (note 14)                              --             --            --           18,594
Common stock subscribed
 (note 8(b))                                   1,350,000           --            --             --
                                             -----------    -----------   -----------    -----------
Balance, March 31, 1998                        1,350,000      5,512,204       233,528     14,478,720


Net income                                          --           13,754          --           13,754
Other comprehensive income, net
 of tax                                             --             --            --             --
Foreign currency adjustments:
Cumulative translation adjustments                  --             --           1,743          1,743

Comprehensive income                                --           13,754         1,743         15,497
Issued of common stock (note 8(b))            (1,350,000)          --            --             --
Common stock issued upon exercise
 of share option (note 13)                          --             --            --          131,395
Common stock issued upon exercise
 of warrants, net of expenses
 (note 14)                                          --             --            --               75
Interest income from promissory
 note receivable (note 8(b))                        --             --            --             --
                                             -----------    -----------   -----------    -----------

Balance, March 31, 1999                             --        5,525,958       235,271     14,625,687


Net income                                          --          347,698          --          347,698
Other comprehensive income, net
 of tax                                             --             --            --             --
Foreign currency adjustments:
Cumulative translation adjustments                  --             --             701            701

Comprehensive income                                --          347,698           701        348,399
Common stock issued upon exercise
 of share option (note 13)                          --             --            --           54,848
Common stock issued upon
 exercise of warrants, net of
 expenses (note 14)                                 --             --            --       11,993,327
                                             -----------    -----------   -----------    -----------
Balance, March 31, 2000                             --        5,873,656       235,972     27,022,261
                                             ===========    ===========   ===========    ===========

                        See notes to these consolidated financial statements

                                             F-5(Con't)




                      Bonso Electronics International Inc. and Subsidiaries
                              Consolidated Statements of Cash Flows
                              (Expressed in United States Dollars)


                                                           1998           1999           2000
                                                      $              $              $

Cash flows from operating activities

 Net income                                             2,274,645         13,754        347,698
 Adjustments to reconcile net income to net cash
  provided by operating activities                           --             --             --
 Depreciation                                             942,894      1,109,286      1,316,994
 Amortization                                             482,214        275,323        302,179
 Other                                                    113,794        (51,187)       (25,677)

 Changes in assets and liabilities, net of disposed subsidiary:

 Trade receivables                                         45,929        596,696     (1,259,455)
 Other receivables, deposits and prepayments              (57,577)       157,693          7,380
 Notes receivable                                         427,015       (349,931)       165,274
 Inventories                                               53,994      1,341,075     (1,622,488)
 Accounts payable, accrued charges and deposits        (1,084,467)      (390,808)     2,258,494
 Other                                                     63,818        (57,289)       110,849
                                                      -----------    -----------    -----------
 Net cash provided by operating activities              3,262,259      2,644,612      1,601,248
                                                      -----------    -----------    -----------

Cash flows from investing activities

 Restricted cash deposits                                 (65,947)       (59,421)    (1,060,264)
 Deposit for property, plant and equipment                (64,215)          --         (398,147)
 Proceeds from disposal of property, plant and
  equipment                                                83,418           --            8,149
 Acquisition of property, plant and equipment          (1,557,269)      (866,891)    (3,458,318)
                                                      -----------    -----------    -----------
 Net cash used in investing activities                 (1,604,013)      (926,312)    (4,908,580)
                                                      -----------    -----------    -----------
Cash flows from financing activities

 Issue of shares on exercise of warrants and
  options                                                    --          317,966     12,272,436
 Expenses paid for warrant redemption                        --         (201,586)      (224,261)
 Principal payments under long-term debt                 (410,256)      (381,826)      (111,984)
 Capital lease payments                                  (355,750)      (372,192)      (436,165)
 Net repayment under banking facilities                  (528,414)    (1,254,981)      (503,428)
                                                      -----------    -----------    -----------
 Net cash (used in)/provided by financing
  activities                                           (1,294,420)    (1,892,619)    10,996,598
                                                      -----------    -----------    -----------
 Effect of foreign exchange rate changes on cash           (4,519)        (2,688)        (1,309)
                                                      -----------    -----------    -----------
 Net increase/(decrease) in cash                          359,307       (177,007)     7,687,957
 Cash and cash equivalents, beginning of year              89,147        448,454        271,447
                                                      -----------    -----------    -----------
                                                          448,454        271,447      7,959,404
                                                      ===========    ===========    ===========
Supplemental disclosure of cash flow
 information

 Cash paid during the year for:
  Interest paid, net of amounts capitalized               457,838        420,536        261,288
  Income tax paid, net of refund                          (33,818)       (21,202)       (22,276)


                      See notes to these consolidated financial statements

                                              F-6

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies

     Bonso Electronics International Inc. ("the Company") and its subsidiaries are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, electronic consumer, health and telecommunication products.

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

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(e)  Property, plant and equipment (Continued)

     (iii) Other fixed assets are carried at cost and depreciated using the straight-line method over their expected useful lives to the Group. The principal annual rates used for this purpose are:

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

     Total advertising costs incurred for the years ended March 31, 1998, 1999 and 2000 amounted to $9,078 and $43,424 and $12,633 respectively.

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

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(j)  Foreign currency translations

     (i) The functional currency of the Company and one of its Hong Kong subsidiaries is the United States dollar and the functional currency of the other Hong Kong subsidiaries is the Hong Kong dollar. The functional currency of the Company's subsidiary in the People's Republic of China (the "PRC") is the Renminbi, the national currency of the PRC. The functional currency of the Company's subsidiary in Canada, which was liquidated in 1998, is the Canadian dollar.

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

2    Allowance for doubtful accounts

     Changes in the allowance for doubtful accounts consist of:


                                             1998           1999           2000
                                                $              $              $


     Balance, April 1                      99,856         33,333         39,359
     Additions charged to expense            --            6,026           --
     Write-off                            (26,126)          --          (39,359)
     Provision written back               (40,397)          --              --
                                           ------         ------         ------
     Balance, March 31                     33,333         39,359            --
                                           ======         ======         ======


3    Inventories

(a)  The components of inventories are as follows:

                                                            1999           2000
                                                               $              $


     Raw materials                                     3,601,695      4,752,422
     Work in progress                                    841,008        921,679
     Finished goods                                      450,546        841,636
                                                       ---------      ---------
                                                       4,893,249      6,515,737
     Inventories reserves                               (195,321)      (323,126)
                                                       ---------      ---------
                                                       4,697,928      6,192,611
                                                       =========      =========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

3    Inventories (Continued)

(b)  Changes in the inventories reserves consist of the following:

                                                  1998         1999         2000
                                                     $            $            $


     Balance, April 1                          146,530      267,624      195,321
     Additions charged to expense              121,094         --        127,805
     Write-off                                    --        (72,303)        --
                                               -------      -------      -------
     Balance, March 31                         267,624      195,321      323,126
                                               =======      =======      =======

4    Long-term debt

     Long-term debt denominated in Hong Kong dollars consists of the following:


                                                                   March 31
                                                             ------------------
                                                                1999       2000
                                                                   $          $

     Loan payable to a property developer at 14% per annum   131,786     19,802
     Less: current portion                                  (111,494)   (19,802)
                                                             -------     ------
     Long-term debt, less current maturities                  20,292       --
                                                             =======     ======


5    Taxation

(a) The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong and the PRC. The current rates of taxation of the subsidiaries operating in Hong Kong and Shenzhen in the PRC are 16% and 15%, respectively. The Group is not subject to income taxes in the British Virgin Islands.

(b) Pursuant to the relevant income tax laws in the PRC, Bonso Electronics (Shenzhen) Co., Ltd, a wholly owned subsidiary of the Company, is fully exempt from PRC state income tax for two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. Bonso Electronics (Shenzhen) Co., Ltd. was loss-making for the years ended March 31, 1998, 1999 and 2000.

(c)  The components of the income tax benefit are as follows:


                                                  1998         1999        2000
                                                     $            $           $


     Deferred income tax benefit                57,117       38,956      13,898
     Current income tax expense                (30,000)      (2,869)    (10,497)
                                                ------       ------      ------
     Total income tax benefit                   27,117       36,087       3,401
                                                ======       ======      ======

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5    Taxation (Continued)

(d)  Deferred tax assets are comprised of the following:


                                                             1999          2000
                                                                $             $
     Deferred tax liabilities                                --            --

     Accelerated depreciation                             (11,807)      (10,395)

     Deferred tax assets                                     --            --

     Tax loss carry forwards                              127,723       127,385
     Valuation allowance                                  (34,693)      (15,420)

                                                           93,030       111,965
     Others                                                31,251        24,802
                                                          -------       -------
                                                          124,281       136,767
                                                          -------       -------
     Net deferred tax assets                              112,474       126,372
     Less: current portion                                 31,251        24,802
                                                          -------       -------
     Non current portion                                   81,223       101,570
                                                          =======       =======


     As of March 31, 2000, the Group had accumulated tax losses amounting to $796,160 (the tax effect thereon is $127,385) which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may be disputed by the tax authorities.

     As of March 31, 2000, the Group's accumulated tax losses have no definite period of expiration.

(e)  Changes in the valuation allowance consist of:


                                               1998         1999          2000
                                              $            $             $

     Balance, April 1                        147,716       61,176        34,693
     Additions/(reduction) charged/(credited)
     to income tax expense                    55,082       (4,630)         (337)
     Release of valuation allowance upon:
     - liquidation of subsidiary             (62,089)        --            --
     - approval of losses by tax authorities (77,621)     (21,853)      (18,936)
     Effect of change in tax rate             (1,912)        --            --
                                             -------      -------       -------
     Balance, March 31                        61,176       34,693        15,420
                                             =======      =======       =======

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5    Taxation (Continued)

(f) The actual income tax benefit attributable to earnings for the years ended March 31, 1998, 1999 and 2000 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:


                                                    1998       1999        2000
                                                       $          $           $

     Hong Kong statutory tax rate                   16.5%      16.0%       16.0%
     Income tax (expense)/credit at the Hong
      Kong statutory tax rate                   (370,842)     3,573     (55,088)
     Offshore profit not subject to income tax   381,167     40,477      77,672
     Valuation allowance on tax loss              22,539     26,483      19,273
     Over/(under) provision for Hong Kong
      tax in prior years                          10,246    (22,064)     (5,200)
     Other                                       (15,993)   (12,382)    (33,256)
                                                 -------    -------     -------
     Total income tax benefit                     27,117     36,087       3,401
                                                 =======    =======     =======


6    Leases

(a)  Capital leases

     Motor vehicles and plant and machinery include the following amounts for capitalized leases:


                                         Motor vehicles     Plant and machinery
                                       -----------------  ----------------------
                                            March 31               March 31
                                       -----------------  ----------------------


                                         1999       2000        1999        2000
                                            $          $           $           $

     Cost                              45,835     59,513   1,495,847   2,238,400
     Less: accumulated amortization    16,806      8,927     643,041     258,758
                                       ------     ------   ---------   ---------
                                       29,029     50,586     852,806   1,979,642
                                       ======     ======   =========   =========


     During the years ended March 31, 1998, 1999 and 2000, the Group entered into additional capital lease obligations amounting to $143,471, $78,974 and $1,540,608, respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

6    Leases (Continued)

(a)  (Continued)

     Future minimum payments for capital leases as of March 31, 2000 with an initial term of more than one year are as follows:


                                                                              $



     2001                                                               603,647
     2002                                                               564,073
     2003                                                               412,423
                                                                      ---------
     Total minimum lease payments                                     1,580,143

     Less: amount representing interest                                 181,680
                                                                      ---------
     Present value of net minimum lease payments (including
      current portion of $533,665, as of March 31, 2000)              1,398,463
                                                                      =========

(b)  Operating leases

     As of March 31, 2000, future minimum lease commitments in respect of noncancellable operating leases for office premises and staff quarters in Hong Kong and the PRC are as follows:


                                                                              $


     2001                                                               122,668
     2002                                                               127,331
     2003                                                                98,485
     2004                                                                 3,672
                                                                        -------
                                                                        352,156
                                                                        =======

     Rent expense for all operating leases amounted to $196,622, $166,824 and $84,749 for the years ended March 31, 1998, 1999 and 2000, respectively.



                           Bonso Electronics International Inc. and Subsidiaries
                                Notes to Consolidated Financial Statements
                                   (Expressed in United States Dollars)

7    Banking facilities

     As of March 31, 2000, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, short-term loans and fixed-term loans. The facilities are interchangeable with total amounts available of $8,358,975 (1999: $6,217,949). All general banking facilities granted to the Group are denominated in Hong Kong dollars.

     The Group's general banking facilities, expressed in United States Dollars, are further analyzed as follows:


                                                                         Terms of banking facilities as of
                              Amount available       Amount utilized                 March 31, 2000
                          ---------------------    -------------------    -------------------------------
                                   March 31               March 31
                          ---------------------    -------------------

                               1999        2000       1999        2000      Interest          Repayment
                                  $           $          $           $        rate              terms



     Import and export
     facilities

     Letters of credit    4,181,346   3,192,774    695,950   1,585,516

     Including sublimit
      of:
      Notes payable       2,771,089   2,679,953    581,349     819,099       Prime rate      Repayable in
                                                                             minus 0.5%       full within
                                                                          to Prime rate       four months
                                                                          plus 0.75% or
                                                                           HIBOR + 2.5%


     Short-term loans     1,075,064   3,371,329    720,129     622,229       Prime rate      Repayable in
                                                                             minus 0.5%       full within
                                                                          to Prime rate      three months
                                                                          plus 0.75% or
                                                                           HIBOR + 2.5%


     Other facilities

     Bank overdrafts        961,539   1,153,846    643,278        --         Prime rate         Repayable
                                                                             plus 0.25%         on demand
                                                                          to Prime rate
                                                                              plus 1.5%


     Fixed-term loan           --       641,026       --          --         Prime rate      Repayable by
                                                                             plus 0.85%        36 monthly
                                                                                             installments
                                                                                                after the
                                                                                                 month of
                                                                                                 drawdown

                          ---------  ---------    ---------  ---------
                          6,217,949  8,358,975    2,059,357  2,207,745
                          =========  =========    =========  =========



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7    Banking facilities (Continued)

     The Prime rate and HIBOR rate were 8.75% and 6.00%, respectively, as of March 31, 2000. The Prime rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.

     The banking facilities are collateralized by the following:

(a) a legal charge over leasehold properties of the Group with net book value of $1,967,120 (1999: $1,241,712); and

(b) a bank guarantee of $150,000 (1999: $150,000) and restricted cash deposits of $2,071,952 (1999: $1,011,688). The restricted cash deposits have original maturities of less than three months.

     The weighted average interest rate of short-term borrowings of the Group is as follows:


                                                         Year ended March 31
                                                   ----------------------------
                                                    1999                   2000

     Bank overdrafts                               10.2%                   9.3%
     Notes payable                                  9.5%                   8.6%
     Short-term loans                               9.5%                   8.6%


8    Related party transactions

(a) The Group paid emoluments, commissions and/or consultancy fees to its directors as follows:


     Year ended Mr. So Hung Gun,  Mr. So Cham                Mr. Chung  Mr. Luk
      March 31         Anthony         Some  Mr. Ray Mehra     Kim Wah  Kam Sun
      --------  --------------   ----------  ------------ -----------  --------

     1998             $500,560      $66,410       $11,000 $140,175(ii) $106,923
     1999             $441,538      $13,000          --   $113,589(ii)  $91,154
     2000             $553,718         --            --   $128,854(ii) $106,923



                                 Mr. George Ms. Pang Kit Mr. J Stewart Mr. Henry
              Mr. Fok Woo Ping      O'Leary   Teng, Cathy      Jackson Schlueter
              ----------------   ---------- ------------- ------------- --------



     1998                  Nil  $354,835(i)       $24,029           Nil      Nil
     1999                  Nil  $115,342(i)       $90,394           Nil      Nil
     2000                  Nil  $136,286(i)      $103,744           Nil      Nil


     (i)  This represented commissions paid to Mr. George O'Leary.

     (ii) Included in the emoluments is a housing allowance for $38,462 for each of the three years in the period ended March 31, 2000 payable to a company in which Mr. Chung Kim Wah has a beneficial interest.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

8    Related party transactions (Continued)

(b)  Promissory note receivable from shareholder

     On March 27, 1998, Advantage List & Marketing Corporation ("ALMC") subscribed for 200,000 shares of common stock of the Company at a price of $6.75 per share which represented the fair market value at the date of subscription, in exchange for ALMC's promissory note of $1,470,000. On the same date, ALMC entered into a pledge agreement simultaneously under which ALMC agreed to pledge the common stock to the Company as security for the payment of the promissory note. The promissory note is with full recourse, interest free and shall be fully repayable on or before September 27, 2000. On September 17, 1998, a total of 200,000 shares of common stock were issued and the shares were held by the Company as security for payment of the promissory note. The promissory note was recorded at its discounted value of $1,350,000. Interest of $80,000 accrued thereon in the year ended March 31, 1999 has been included in additional paid in capital. On November 10, 1999, the Company has entered into an agreement with ALMC to recind the previous share subscription such that in April 2000, the 200,000 shares of common stock of the Company held by ALMC were returned to the Company in exchange for cancellation of the promissory note of $1,470,000. The 200,000 shares of common stock were then cancelled and returned to the status of authorized but unissued shares.

(c) On December 15 1999, Mr. So Hung Gun, Authony, has entered into sale and purchase agreements on behalf of the Group for acquisition of two staff quarters in a total consideration of $178,773.

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

(d) BEL's contributions to the Plan for the years ended March 31, 1998, 1999 and 2000 amounted to $45,227, $54,046 and $64,921, respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

10   Commitments and contingencies

(a) As of March 31, 2000, the Group had contingent liabilities to banks for outstanding letters of credit and shipping guarantee of $766,417 (1999:
     $114,601) and $19,340 (1999: Nil), respectively.

(b) As of March 31, 2000, the Group had commitments to acquire plant and machineries from third parties for an aggregate consideration of $2,164,078 of which $323,064 had been paid as deposits. Further, the Group had commitments of $178,773 for the purchase of staff quarters of which $75,083 had been paid as progress payments. The sale and purchase agreements were entered on behalf of the Group by Mr. Anthony So Hung Gun, one of the directors of the Company.

11   Research and development expenses

     Included in the research and development expenses for the year ended March 31, 1999 was $392,454 incurred in connection with a telephone project.

12   Earnings per share

                                                      Year ended March 31
                                             -----------------------------------
                                                 1998          1999         2000
                                                    $             $            $

     Income available to common
     shareholders:                           2,274,645       13,754      347,698
     Weighted average shares outstanding 2,829,448 3,079,219 3,515,690 Incremental shares from assumed exercise of:
       Warrants                                 25,562      166,024       33,838
       Stock options                           279,362      429,060      428,551
     Dilutive potential common shares          304,924      595,084      462,389
                                             ---------    ---------    ---------
     Diluted weighted average shares         3,134,372    3,674,303    3,978,079
                                             =========    =========    =========


     Basic earnings per share               80.39 cents  0.45 cents   9.89 cents
     Diluted earnings per share             72.57 cents  0.37 cents   8.74 cents


     Earnings per share are computed based on the weighted average number of common shares and, as appropriate, dilutive common stock equivalents outstanding for the period and the related income amount.

     Warrants to purchase 110,000 shares of common stock at $9.1875 per share were outstanding during the fiscal year ended March 31, 1998 and 1999 but were not included in the calculation of diluted earnings per share during the year ended March 31, 1998 because the warrants' exercise price was greater than the market price of the Company's common stock. The warrants expired on January 31, 2000.

     During the year ended March 31, 2000, 1,673,776 warrants were exercised by the public shareholders to purchase 1,673,776 shares of common stock of the Company and the remaining 500,627 warrants expired on January 31, 2000.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Stock option plan

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

     In January 1997, the Company granted options to three directors to purchase an aggregate of 375,000 shares of common stock of the Company at an exercise price of $2.00 per share, which was equal to the market value on the date of grant, in accordance with the 1996 Stock Option Plan. The options shall expire on January 31, 2007 and can be exercised at any time immediately after granting. All of the options were exercised during the year ended March 31, 2000 to purchase 337,264 shares of common stock of the Company.

     In January 1998, the Company granted options to an employee to purchase an aggregate of 25,000 shares of common stock of the Company at an exercise price of $6.20 per share which was greater than the market value on the date of grant, in accordance with the 1996 Stock Option Plan. The options shall expire on January 1, 2008 and can be exercised at any time immediately after granting. All of the options were exercised during the year ended March 31, 2000 to purchase 17,201 shares of common stock of the Company.

     In January 2000, the maximum number of share options which can be granted under the 1996 Stock Option Plan was increased from 400,000 units to 900,000 units.

     In January 2000, the Company granted options to certain employees to purchase an aggregate of 23,700 shares of common stock of the Company at an exercise price of $8.00 per share, which was equal to the market value on the date of grant, in accordance with the 1996 Stock Option Plan. The options shall expire on January 6, 2010 and can be exercised at any time immediately after granting. None of the options have been exercised up to March 31, 2000.

     The stock options outstanding in respect of the 1996 Stock Option Plan as of March 31, 2000 is summarized as follows:


                                                              Average per share
                                                             -------------------
                                                Number       Exercise     Market
                                             of shares          price      price



     Balance, March 31, 1998 and 1999          400,000       $   2.26   $   2.26

     Exercised during the year                (400,000)      $   2.26   $   2.26
     Grant at exercise price equal to the
      market value of the common shares
      on the date of grant                      23,700       $   8.00   $   8.00
                                              --------       --------   --------
     Balance, March 31, 2000                    23,700       $   8.00   $   8.00
                                              ========       ========   ========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Stock option plan (Continued)

(a)  (Continued)

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

     In October 1996, the Company issued options to three non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $2.25 per share. The options shall expire October 16, 2006 and can be exercised at any time immediately after granting. During the years ended on March 31, 1999 and 2000, 10,000 and 20,000 stock options were exercised to purchase 10,000 and 18,868 shares of common stock of the Company, respectively.

     In September 1997, the Company issued options to four non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $5.06 per share. The options shall expire on September 8, 2007 and can be exercised at any time immediately after granting. During the year ended March 31, 2000, 30,000 of stock options were exercised to purchase 22,362 shares of common stock of the Company.

     No annual general meeting was held by the Company for the year 1998 and therefore no stock option was granted in accordance with the 1996 Non-Employee Directors' Stock Option Plan during the year ended March 31, 1999.

     In January 2000, the maximum number of share options which can be granted under the 1996 Non-Employee Directors' Stock Option Plan was increased from 100,000 units to 600,000 units.

     In January 2000, the Company issued options to two non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 20,000 shares of the common stock of the Company at an exercise price of $8.125 per share. The options shall expire on January 12, 2010 and can be exercised at any time immediately after granting. None of the options has been exercised up to March 31, 2000.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Stock option plan (Continued)

(a)  (Continued)

     The stock options activity in respect of the 1996 Non-Employee Directors' Stock Option Plan as of March 31, 2000 is summarized as follows:


                                                              Average per share
                                                            --------------------
                                                Number       Exercise     Market
                                             of shares          price      price


     Balance, March 31, 1998                    70,000      $    3.86  $   3.86
     Exercised during the year                 (10,000)     $    2.25  $   2.25
                                               -------      ---------  ---------
     Balance, March 31, 1999                    60,000      $    4.12  $   4.12

     Exercised during the year                 (50,000)     $    3.936 $   3.936
     Grant at exercise price equal to the
      market value of the common shares
      on the date of grant                      20,000      $    8.125 $   8.125
                                               -------      ---------- ---------
     Balance, March 31, 2000                    30,000      $    7.103 $   7.103
                                               =======      ========== =========


(b) In January 1997, the Company granted options to three non-employee directors to purchase an aggregate of 100,000 shares of common stock of the Company. The exercise price is $2.00 per share, which equaled the market value of the Company's common stock on the date of grant. The options shall expire on January 31, 2007 and can be exercised at any time immediately after granting.

     No options have been exercised up to year ended March 31, 1998, and 55,000 options were exercised to purchase 55,000 shares of common stock of the Company during the year ended March 31, 1999. During the year ended March 31, 2000, 45,000 options were exercised to purchase 41,981 shares of common stock of the Company.

     The stock options summary as of March 31, 2000 is summarized as follows:


                                                               Average per share
                                                             -------------------
                                                Number       Exercise     Market
                                             of shares          price      price

     Balance, March 31, 1998                   100,000       $   2.00   $   2.00

     Exercised during the year                 (55,000)      $   2.00   $   2.00
                                               -------       --------   --------
     Balance, March 31, 1999                    45,000       $   2.00   $   2.00
     Exercised during the year                  45,000)      $   2.00   $   2.00
                                               -------       --------   --------
     Balance, March 31, 2000                      --            --         --
                                               =======       ========   ========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Stock option plan (Continued)

(c) At various times in January 1998, the Company issued options to the directors and an employee of the Company to purchase an aggregate of 195,000 shares of common stock of the Company at an exercise price of $6.20 per share. The options shall expire in January 2008 and can be exercised at any time immediately after granting. The exercise prices of these options were equal to or greater than the fair market value at the time of grant. No options have been exercised during the year ended March 31, 1998 and 1999, and all of the 195,000 options were exercised to purchase 134,174 shares of common stock of the Company during the year ended March 31, 2000.

     The stock options summary as of March 31, 2000 is summarized as follows:


                                                              Average per share
                                                             -------------------
                                                Number       Exercise     Market
                                             of shares          price      Price

     Balance, March 31, 1998 and 1999          195,000       $   6.20   $   6.20

     Exercised during the year                (195,000)      $   6.20   $   6.20
                                              --------       --------   --------
     Balance, March 31, 2000                      --            --         --
                                              ========       ========   ========


(d) In October 1998, the Company issued options to the directors, non-employee directors and certain employees of the Company to purchase an aggregate of 430,000 shares of common stock of the Company at an exercise price of $3.60 to $3.70. The options shall expire in October 2008 and can be exercised at any time immediately after granting. The exercise prices of these options were greater than the market value on the time of grant. No options have been exercised during the year ended March 31, 1999, and all of the 430,000 stock options were exercised to purchase 347,825 shares of common stock of the Company during the year ended March 31, 2000.

     The stock options summary as of March 31, 2000 is summarized as follows:


                                                               Average per share
                                                             -------------------
                                                Number       Exercise     Market
                                             of shares          price      Price

     Balance, March 31, 1998                      --             --        --

     Grant at exercise price equal to the
      market value of the common shares on
      the date of grant                        430,000           3.60       3.60
                                               -------           ----      ----
     Balance, March 31, 1999                   430,000           3.60       3.60

     Exercise during the year                 (430,000)          3.60       3.60
                                               -------           ----      ----
     Balance, March 31, 2000                      --             --         --
                                               =======        =======    =======

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Stock option plan (Continued)

(e) In January 2000, the Company issued options to the directors and an employee to purchase an aggregate of 218,000 shares of common stock of the Company at an exercise price of US$8.00. The options shall expire on January 6, 2010 and can be exercised at any time immediately after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the year ended March 31, 2000.

(f) The following table summarizes the information about stock options outstanding at March 31, 2000:


                                    Number                       Exercisable
                            outstanding at     Average life        shares at
     Exercise price         March 31, 2000           (years)  March 31, 2000
                            --------------      -----------   --------------

     $5.06                          10,000              7.4           10,000
     $8.00                         241,700              9.8          241,700
     $8.125                         20,000              9.8           20,000
                                   -------                           -------
     $5.06 - $8.125                271,700              9.7          271,700
                                   =======                           =======


(g) Included in the options outstanding as of March 31, 2000 were 10,000 units held by Mr. Ray Mehra who resigned as a director of the Company on January 2, 1998.

(h) The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted during the years ended March 31, 1999 and 2000 were $2,503,363 and $1,880,621, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model with the following weighted-average assumptions for the year ended March 31, 2000: risk-free interest rate of 6.3%; no dividend yield; volatility factor of the expected market price of the Company's common share of 93.0%; and a weighted-average expected life of the option of ten years.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Stock option plan (Continued)

(h)  (Continued)

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Group pro forma information follows:


                                                         1999              2000
                                                            $                 $

      Net income

      As reported                                      13,754           347,698
      Pro forma                                    (2,489,609)       (1,532,923)

      Basis earnings/(losses) per share

      As reported                                   0.45 cents        9.89 cents
      Pro forma                                  (80.85) cents     (43.60) cents

      Diluted earnings/(losses) per share

      As reported                                   0.37 cents        8.74 cents
      Pro forma                                  (67.76) cents     (38.53) cents


     Because compensation expense associated with an award is recognized over the vesting period, the initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the income statement.

14   Warrants

     In 1994, the Company issued 16,667 warrants under a loan agreement to the lender to purchase common shares of the Company at $6.00 per share. No warrants have been exercised during the year ended March 31, 1997. In December 1997, 2,613 shares of common stock were issued at $7.11 per share, which represented the fair market value at the date of issue, upon the exercise of all the warrants on a cashless basis.

     As a result of the Company's second public offering in December 1994, the Company issued 2,200,000 five-year warrants to its public shareholders. Each warrant entitles the holder thereof to purchase one share of common stock of the Company at $7.35 per share. The warrants should expire on December 14, 2000 but were extended to January 31, 2001 on November 11, 1999. The warrants are redeemable by the Company at $0.05 per warrant upon 30 to 45 days notice at any time after December 14, 1995, or such earlier date as the representatives of the underwriters may determine, if the closing price per share of common stock of the Company for 20 consecutive trading days within the 30-day period prior to the date of notice of redemption is given equals or exceeds $8.575 per share. No warrants have been exercised or redeemed during the years ended March 31, 1997 and 1998. A total of 25,597 warrants and 1,673,776 warrants were exercised to purchase 25,597 shares and 1,673,776 shares of common stock of the Company at $7.35 per share during the years ended March 31, 1999 and March 31, 2000, respectively. The remaining 500,627 warrants expired on January 31, 2000.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

14   Warrants (Continued)

     In conjunction with the second public offering, the Company issued warrants to the representatives of the underwriters (the "Representatives' Warrants") to purchase from the Company up to an aggregate of 110,000 units at an exercise price of $9.1875 per unit; each unit consists of one share of common stock and two five-year warrants of the Company. The Representatives' Warrants are exercisable for a period of three years commencing December 15, 1996 but were extended to January 31, 2000 on November 11, 1999. Upon any transfer to a person other than an officer, shareholder or director of the representatives of the underwriters, the transferred or exercised five-year warrants must be exercised immediately or they will lapse. No warrants have been transferred or exercised during the years ended March 31, 1998, 1999 and 2000 and the warrants expire on January 31, 2000.

     On January 5, 2000, the Company has declared a one-for-one warrant dividend on all warrants of the Company which either were outstanding as of the close of trading on January 19, 2000 or which were exercised during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. Each two new warrants shall be exercisable to purchase one share of common stock of the Company at an exercise price of $17.50. A total of 2,174,403 new warrants were issued accordingly on June 1, 2000.

     On January 14, 2000, the Company has entered into an agreement with Profit Concepts Limited ("Profit Concepts"), which provides consulting services to the Company. The agreement provides for the issuance by the Company to Profit Concepts of non-callable warrants to purchase 250,000 shares of the Company's common stock at $8.00 per share, which was equal to the market price on that date. Profit Concepts is engaged in provision of advisory services for equity fund raising exercise of the Company and the warrants are exercisable for a period of three years from January 14, 2000. No warrants have been exercised up to March 31, 2000. Profit Concepts had not provided any services to the Company as at March 31, 2000. The fair value of the warrants on the date of issue was US$1,144,260.



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Business segment information

(a)  The Group's operations have been classified into four business segments:
     scales, health care products, telecommunication products and other.
     Summarized financial information by business segment for 1998, 1999 and 2000 is as follows:


                                                           Identifiable Depreciation
                                         Net    Operating  assets as of          and      Capital
                                       sales       profit      March 31 amortization  expenditure
                                  ----------    ---------    ----------   ----------   ----------
                                           $            $             $            $            $

     2000

     Scales                       12,608,415    2,889,663    12,552,235      980,122    1,228,865
     Health care products          1,246,305       40,071       174,062       13,591       17,041
     Telecommunication products      700,777      108,981     4,553,394      226,190    2,603,456
     Other                           824,789      589,994     2,562,840      200,116      250,903
                                  ----------   ----------    ----------   ----------   ----------
     Total operating segments     15,380,286    3,628,709    19,842,531    1,420,019    4,100,265
     Corporate                          --     (3,359,157)   13,950,185      199,154      898,661
                                  ----------   ----------    ----------   ----------   ----------
     Group                        15,380,286      269,552    33,792,716    1,619,173    4,998,926
                                  ----------   ----------    ----------   ----------   ----------

     1999

     Scales                       10,306,549    3,042,936    12,098,180    1,015,272      132,395
     Health care products          1,956,940       55,066       212,450       17,829        2,325
     Telecommunication products         --           --            --           --           --
     Other                           782,776      532,353     2,053,884      172,361       22,476
                                  ----------   ----------    ----------   ----------   ----------
     Total operating segments     13,046,265    3,630,355    14,364,514    1,205,462      157,196
     Corporate                          --     (3,386,184)    4,295,770      179,147    1,442,324
                                  ----------   ----------    ----------   ----------   ----------
     Group                        13,046,265      244,171    18,660,284    1,384,609    1,599,520
                                  ----------   ----------    ----------   ----------   ----------

     1998

     Scales                       18,260,994    5,234,759    14,604,822    1,110,023    1,280,219
     Health care products          3,083,025       73,197       204,218       15,521       17,901
     Telecommunication products         --           --            --           --           --
     Other                         2,371,557      534,778     1,492,015      113,399      130,786
                                  ----------   ----------    ----------   ----------   ----------
     Total operating segments     23,715,576    5,842,734    16,301,055    1,238,943    1,428,906
     Corporate                          --     (3,488,655)    4,345,508      186,165      271,834
                                  ----------   ----------    ----------   ----------   ----------
     Group                        23,715,576    2,354,079    20,646,563    1,425,108    1,700,740
                                  ----------   ----------    ----------   ----------   ----------


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

                                               F-25



                                      Bonso Electronics International Inc. and Subsidiaries
                                           Notes to Consolidated Financial Statements
                                              (Expressed in United States Dollars)

15   Business segment information (Continued)

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

     Identifiable assets by geographical areas are as follows:

                                                     1999                   2000
                                                        $                      $

     Hong Kong                                  5,314,252             16,009,366
     The PRC                                   13,346,032             17,783,350
                                               ----------             ----------
     Total asets                               18,660,284             33,792,716
                                               ==========             ==========



(c) The following is a summary of net export sales to customers by geographical area for the years ended March 31, 1998, 1999 and 2000:

                                                     Year ended March 31
                        ---------------------------------------------------------------------------
                              1998            %         1999            %         2000            %
                                 $                         $                         $

     United States of
      America           12,570,427           53    5,609,457           43    6,274,612           41
     Germany             6,290,634           27    4,212,958           32    3,904,921           34
     Others              4,854,515           20    3,223,850           25    5,200,753           25
                        ----------   ----------   ----------   ----------   ----------   ----------
                        23,715,576          100   13,046,265          100   15,380,286          100
                        ==========   ==========   ==========   ==========   ==========   ==========


(d) The details of sales made to customers constituting 10% or more of total sales of the Group is as follows:


                                                                                  Year ended March 31
                                                    ---------------------------------------------------------------------------

                                    Business              1998            %         1999            %         2000           %
                                     segment                 $                         $                         $

     Pitney Bowes, Inc. (USA)         Scales         7,075,338           30    2,011,393           16    1,109,635            7
     Globaltec Corporation (USA)      Scales         3,721,060           15    1,454,550           11      346,600            2
     Werner Dorsch Gmbh & Co.
      (Germany)                       Scales         2,105,307            9    1,998,505           15    1,780,572           12
     Omron Healthcare Group      Health care
                                    products         1,841,427            8    1,358,356           10      969,276            6
     Gottl Kern & Sohn Gmbh
      (Germany)                       Scales           919,605            4      923,985            7    1,735,355           11
     Ohaus Corporation (USA)          Scales              --           --        261,405            2    1,725,343           11
                                                    ----------   ----------   ----------   ----------   ----------   ----------
                                                    15,662,737           66    8,008,194           61    7,666,781           49
                                                    ==========   ==========   ==========   ==========   ==========   ==========

                                                              F-26

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

16   Financial instruments

     In accordance with SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", the carrying amounts and fair values of the Group's financial instruments are as follows:

                                     Carrying amount            Fair value
                                 ---------------------   ---------------------
                                         March 31                March 31
                                 ---------------------   ---------------------

                                      1999        2000        1999        2000
                                         $           $           $           $


     Cash and cash equivalents     271,447   7,959,404     271,447   7,959,404
     Restricted cash deposits    1,011,688   2,071,952   1,011,688   2,071,952
     Deposits                         --        75,083        --        75,083
     Bank overdrafts               643,278        --       643,278        --
     Notes payable                 581,349     819,099     581,349     819,099
     Short-term loans              720,129     622,229     720,129     622,229
     Long-term debt                131,786      19,802     136,013      19,802
     Promissory note receivable  1,430,000   1,430,000    note (d)    note (d)
                                 =========   =========   =========   =========

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     (a) Cash and cash equivalents, restricted cash deposits, bank overdrafts, notes payable and short-term loans - the carrying amount approximates fair value because of the short maturity of these instruments.

     (b) Long term debt - interest rates that are currently available to the Group for issuance of debt with similar terms and remaining maturities are used to estimate the fair value of debt issues that are not quoted on an exchange. Fair value estimates are made at a specific point in time and based on relevant market information. These estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     (c) Deposits - the carrying amount of refundable deposits approximates fair value based on the terms of the related contracts.

     (d) Promissory note receivable - the note was subsequently cancelled in return for recinding 200,000 shares of common stock of the Company previously issued to ALMC as mentioned in note 8(b).

     All other financial instruments included among current assets and liabilities are stated at cost which approximates their fair value.

17   Post balance sheet date events

     In June 2000, the Group acquired an office premise in Hong Kong at a consideration of $1,812,564.