Form 20-F/A
period 2000-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2000-10-12
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F/A


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

    Person or Group                              Amount Owned
    ---------------                              ------------


                                 Shares of    Options to Purchase    Percent of
                               Common Stock      Common Stock         Class(1)
                               ------------    ----------------       -------
    Anthony So                 1,551,195(2)        158,000             29.8%
    John Steward Jackson IV      928,000(3)         -0-                16.4%
    Officers and directors     2,722,418           228,000             50.0%
     as a group (7 persons)
----------------------


(1) Based on beneficial ownership of both shares of common stock and of options to purchase common stock that are immediately exercisable.

(2) 1,068,421 shares of common stock are owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.


(3) An aggregate of 100,000 of the shares beneficially owned by Mr. Jackson underlie dividend warrants that may be exercised through December 31, 2001. Also includes 14,000 shares of common stock held by Mr. Jackson in a personal IRA.


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