Form 20-F
period 2001-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2001-07-27
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2001

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

                                Unit 1106 - 1110
                                11/F, Star House
                                3 Salisbury Road
                                   Tsimshatsui
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE

     Securities registered pursuant to Section 12(g) of the Act:

                          COMMON STOCK, PAR VALUE $.003
                        WARRANTS TO PURCHASE COMMON STOCK

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     5,496,133 shares of common stock, $0.003 par value, at March 31, 2001.

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS
                                -----------------
                                                                            Page
                                                                            ----
PART I

   Item 1.   Identity of Directors, Senior Management and Advisers.............3

   Item 2.   Offer Statistics and Expected Timetable...........................3

   Item 3.   Key Information...................................................4

   Item 4.   Information on the Company.......................................11

   Item 5.   Operating and Financial Review and Prospects.....................19

   Item 6.   Directors, Senior Management and Employees.......................28

   Item 7.   Major Shareholders and Related Party Transactions................35

   Item 8.   Financial Information............................................36

   Item 9.   The Offer and Listing............................................36

   Item 10. Additional Information............................................37

   Item 11. Quantitative and Qualitative Disclosures about Market Risk .......39

   Item 12. Description of Securities Other Than Equity Securities............41

PART II

   Item 13. Defaults, Dividend Arrearages and Delinquencies...................41

   Item 14. Material Modifications to the Rights of Security Holders
                and Use of Proceeds...........................................41

   Item 15. Reserved..........................................................41

   Item 16. Reserved..........................................................41

PART III

   Item 17. Financial Statements..............................................41

   Item 18. Financial Statements..............................................42

   Item 19. Exhibits..........................................................42

SIGNATURES

FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled Risk Factors under Item 3. - Key Information.

Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date of this Report. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission (the "SEC").

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publishes its financial statements in United States dollars.

REFERENCES

     As used in this Annual Report, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The term "Company" refers to Bonso Electronics International Inc. and, where the context so requires or suggests, its direct and indirect subsidiaries. References to "dollars" or "$" are to Unites States dollars. "HK$ are to Hong Kong dollars, and references to "RMB" are to Chinese Renminbi



                                     PART I
                                     ------

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable


Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A.   Selected financial data.


     The selected consolidated financial data set forth below as of March 31, 1997, 1998, 1999, 2000 and 2001 and for each of the three fiscal years in the period ended March 31, 2001 are derived from the audited Consolidated Financial Statements and notes thereto, which are prepared in accordance with generally accepted accounting principles in the United States of America in United States dollars, and which appear elsewhere in this Annual Report. The selected consolidated financial data set forth below as of March 31, 1997, 1998 and 1999, and for each of the two fiscal years in the period ended March 31, 1998 have been derived from the Company's audited consolidated financial statements which do not appear in this Annual Report. The selected consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and
Item 5 - "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.

                                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                       Year ended March 31,
                                             -----------------------------------------------------------------------
Income Statement Data                            1997           1998           1999           2000           2001
                                             -----------    -----------    -----------    -----------    -----------
                                                  (In thousands of United States dollars, except per share data)
Net sales                                    $    16,989    $    23,716    $    13,046    $    15,380    $    29,567
Cost of sales                                    (12,096)       (17,071)        (8,812)       (11,118)       (22,400)
                                             -----------    -----------    -----------    -----------    -----------
Gross margin                                       4,893          6,645          4,234          4,262          7,167
Selling expenses                                    (433)          (420)          (197)          (261)          (382)
Salaries and related costs                        (1,973)        (1,897)        (1,626)        (1,899)        (2,334)
Research and development expenses                   (122)          (159)          (566)          (186)          (298)
Administration and general expenses               (1,609)        (1,815)        (1,601)        (1,646)        (2,411)
Net gain on liquidation of a joint venture
  company                                            160           --             --             --             --
                                             -----------    -----------    -----------    -----------    -----------
Income from operations                               916          2,354            244            270          1,742
Interest income                                       64             73             63            130            458
Interest expenses                                   (532)          (503)          (445)          (261)          (338)
Less: Interest capitalized                            61             46             25           --             --
                                             -----------    -----------    -----------    -----------    -----------
                                                    (471)          (457)          (420)          (261)          (338)
Foreign exchange (losses)/gains                     (136)            35             38             14             43
Other income                                         102            243             53            192            205
Consultancy fee                                     --             --             --             --             (381)
                                             -----------    -----------    -----------    -----------    -----------
Income/(loss) before income taxes                    475          2,248            (22)           345          1,729
Income tax benefit/(expense)                          72             27             36              3           (125)
                                             -----------    -----------    -----------    -----------    -----------
Net income                                   $       547    $     2,275    $        14    $       348          1,604
                                             -----------    -----------    -----------    -----------    -----------
Earnings per share - Basic                   $      0.19    $      0.80    $    0.0045    $    0.0989    $    0.2882
                   - Diluted                 $      0.19    $      0.73    $    0.0037    $    0.0874    $    0.2824
Weighted average shares                        2,825,949      2,829,448      3,079,219      3,515,690      5,564,536
Diluted weighted average
  Shares                                       2,846,044      3,134,372      3,674,303      3,978,079      5,679,911


                                                            As of March 31,
                                            ---------------------------------------------
Balance Sheet Data                          1997       1998      1999      2000      2001
                                            ----       ----      ----      ----      ----

Working capital                            $ 1,663   $ 3,184   $ 3,316   $12,765   $ 9,323
Total assets                                20,516    20,647    18,660    33,793    37,497
Long-term debt and capital lease
  obligations, net of current maturities       787       243        42       865       404
Deferred income taxes assets                    16        74       112       126        97
Shareholders' equity                        12,142    14,479    14,626    27,022    27,673


Exchange Rate Information

     The Hong Kong dollar and the United States dollar have been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. The Chinese government expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong of Hong Kong (the "Basic Law") was transferred to China.

     The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were US$1.00 = RMB
8.2770 and US$1.00 = HK$7.7998, respectively, on July 23, 2001. The following table sets forth the high and low noon buying rates between Chinese Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the six month period ended May 31, 2001:

                                NOON BUYING RATE
                                ----------------

                   RMB PER US$1                                 HK$ PER US$1
                   ------------                                 ------------
                   HIGH     LOW                                 HIGH     LOW
                   ----     ---                                 ----     ---

December 2000      8.2781   8.2768           December 2000      7.8003   7.7963
January 2001       8.2786   8.2764           January 2001       7.8001   7.7993
February 2001      8.2783   8.2763           February 2001      7.8000   7.7990
March 2001         8.2784   8.2768           March 2001         7.8003   7.7994
April 2001         8.2776   8.2767           April 2001         7.8000   7.7983
May 2001           8.2785   8.2709           May 2001           7.8003   7.7991

     The following table sets forth the average noon buying rates between Chinese Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 1996, 1997, 1998, 1999 and 2000, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

                            AVERAGE NOON BUYING RATE
                            ------------------------

                             RMB PER US$1              HK$ PER US$1
                             ------------              ------------

1996                         8.3395                    7.7341
1997                         8.3193                    7.7440
1998                         8.2991                    7.7465
1999                         8.2785                    7.7599
2000                         8.2784                    7.7936

B.   Capitalization and indebtedness.

     Not Applicable

C.   Reasons for the offer and use of proceeds.

     Not Applicable

D.   Risk factors.

Forward-Looking Statements

     Important Factors Related to Forward-Looking Statements and Associated Risks. Any statements in this report, which discuss the Company's expectations, intentions, and strategies for the future, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements may be identified by such words or phrase as "anticipate," "believe," "estimate," "expect," "intend," "project," "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected" or similar expressions. These statements are based on information available to the Company on the date of this report and the Company assumes no obligation to update them. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Several factors could cause future results to differ materially from those expressed in any forward-looking statements in this report including, but not limited to:

o Timely development, market acceptance and warranty performance of new products
o    Impact of competitive products and pricing
o    Continuity of trends
o    Customers' financial condition
o    Continuity of sales to major customers
o Interruptions of suppliers' operations affecting availability of component materials at reasonable prices
o    Potential emergence of rival technologies
o    Success in identifying, financing and integrating acquisition candidates
o    Fluctuations in foreign currency exchange rates
o    Uncertainties of doing business in China and Hong Kong
o Such additional risks and uncertainties as are detailed from time to time in the Company's reports and filings with the SEC.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

     Stability of the Hong Kong Dollar. The Hong Kong dollar and the United States dollar have been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. The Chinese government expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China. There can be no assurance that this will continue, and the Company could face increased currency risks if the current exchange rate mechanism is changed.

     Internal Political and Other Risks of Manufacturing in China. The Company's manufacturing facility is located in China. As a result, the Company's operations and assets are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, currency revaluations or the expropriation of private enterprise could materially and adversely affect the Company. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. There can be no assurance that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government's policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by the Company. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. If for any reason the Company were required to move its manufacturing operations outside of China, the Company's profitability would be substantially impaired, its competitiveness and market position would be materially jeopardized and there can be no assurance that the Company could continue its operations.

     Uncertain Chinese Legal System and Application of Laws. The legal system of China relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protections afforded to various forms of foreign investment in Mainland China. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.

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

     MFN Status. China currently enjoys most favored nation ("MFN") trade status, which provides China with the trading privileges generally available to trading partners of the United States. In 2000, China concluded bilateral negotiations of the major terms for its entry into the World Trade Organization ("WTO") with a number of countries, including the United States, and the European Union, and congress voted to make China's trade status permanent when it formally entered the WTO. However, Congress may again consider China's trade status in 2001 and thereafter as a result of the delay in China's entry into WTO. In the past, various interest groups have urged that the United States not renew MFN for China and may do so again before China's entry in the WTO. Even after China joins the WTO, controversies between the United States and China may arise in the future that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business, by among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares and warrants.

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

     Moreover, fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. The Company currently maintains property damage insurance aggregating approximately $23,000,000 covering its stock in trade, goods and merchandise, furniture and equipment and the buildings. The Company does not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, the Company's factory due to fire, severe weather, flood or other act of God or cause, even if insured against, could have a material adverse effect on the Company's financial condition, results of operations, business and prospects.

Risk Factors Relating to the Business of the Company

     Dependence on Major Customers. Three major customers accounted for approximately 34% of the Company's sales in the fiscal year ended March 31, 2000 and four major customers accounted for approximately 44% of its sales during the fiscal year ended March 31, 2001. The loss of any of these major customers could have a material negative impact on the Company's business. See Item 4 - "Information on the Company--Customers and Marketing--Major Customers" and Item 5 - "Operating and Financial Review and Prospects--Overview."

     Dependence on Key Personnel. The Company's future performance will depend to a significant extent upon the efforts and abilities of certain members of senior management as well as upon the Company's ability to attract and retain other qualified personnel. In particular, the Company is largely dependent upon the continued efforts of Mr. Anthony So, the Company's President, Secretary, Treasurer and Chairman of its Board of Directors, and Mr. Kim Wah Chung, Director of Engineering and Research and Development. To the extent that the services of Mr. So or Mr. Chung would be unavailable to the Company, the Company would be required to obtain other personnel to perform the duties that they otherwise would perform. There can be no assurance that the Company would be able to employ another qualified person or persons, with the appropriate background and expertise, to replace Mr. So or Mr. Chung on terms suitable to the Company. See Item 6 - "Directors, Senior Management and Employees."

     Competition. The Company's business is in an industry that is highly competitive, and many of its competitors, both local and international, have substantially greater technical, financial and marketing resources than the Company. See Item 4 - "Information on the Company--Competition."

     Need for Qualified Employees. The success of the Company is dependent on its ability to attract and retain qualified technical, marketing and production personnel. The Company will have to compete with other larger companies for such personnel, and there can be no assurance that the Company will be able to attract or retain such qualified personnel.

     Control by Founder. At May 31, 2001, Mr. Anthony So, the founder and President of the Company, beneficially owned approximately 32.47% of the Company's common stock or 29.02% based upon the shares outstanding and the shares that he owns or controls without taking into account any shares that may be acquired upon exercise of his options. Due to his stock ownership, Mr. So may be in a position to elect the Board of Directors and, therefore, to control the business and affairs of the Company including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of the Company's securities. See Item 7 - "Major Shareholders and Related Party Transactions."

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

     Future Sales of Restricted Shares Into the Public Market Could Depress the Market Price of the Common Stock. Approximately 3,123,577 outstanding shares of the Company's common stock are restricted securities as that term is defined in Rule 144 under the Securities Act. Although the Securities Act and Rule 144 place certain prohibitions on the sale of restricted securities, they may be sold into the public market under certain conditions. Further, the Company has outstanding options and restricted warrants to purchase 1,771,201 shares of common stock and have reserved an additional 760,300 shares for issuance upon exercise of stock options which may be granted in the future under the Company's existing stock option plans. It is possible that, when permitted, the sale to the public of these shares, or shares acquired upon exercise of the options, could have a depressing effect on the price of the common stock. Further, future sales of these shares and the exercise of these options could adversely affect the Company's ability to raise capital in the future.

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

     Warrantholders May Not be Able to Sell Their Shares of Common Stock for What They Paid for Them. The exercise price of the Company's outstanding warrants has been arbitrarily determined by the Company and does not necessarily bear any relationship to the Company's assets, operating results, book value or shareholders' equity or any other statistical criterion of value. The exercise price of the warrants should not under any circumstances be regarded as an indication of any future market price of the Company's common stock.

     Warrantholders May Not Be Able to Exercise Their Warrants. Exercise of the Company's outstanding warrants is subject to the Company either maintaining the effectiveness of its registration statement, or filing an effective registration statement with the and complying with the appropriate state securities laws. No assurance can be given that at the time a warrant holder seeks to exercise the right to purchase the Company's common stock an effective registration statement will in fact be in effect or that the Company will have complied with all appropriate state securities laws.

     Shareholders Who Do Not Exercise Their Warrants Would Be Diluted By the Exercise of Other Warrants. The Company's current shareholders who hold warrants will have their percentage of ownership in the Company diluted if they choose to let their warrants expire and other warrant holders choose to exercise their warrants.

     Redemption of the Warrants. The warrants are redeemable by the Company at any time at $0.01 per warrant upon 30 days' notice if the public trading price of the common stock equals or exceeds 110% of the then-current exercise price of the warrants for 20 trading days within the preceding 30 trading days. If the Company calls the warrants for redemption, the holders of the warrants must either (i) exercise the warrants and pay the exercise price at a time when it may be disadvantageous for them to do so; (ii) sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or
(iii) accept the nominal redemption price, which is likely to be substantially less than the market value of the warrants. No assurance can be given that at the time of redemption an effective registration statement will be in effect or that the Company will have complied with all appropriate state securities laws so that a warrant holder will be able to exercise his warrants rather than accepting the $0.01 per warrant redemption price.

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

     Exemptions under the Exchange Act as a Foreign Private Issuer. The Company is a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, and though its common stock is registered under Section 12(g) of the Exchange Act, it is exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any short-swing trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less). Because of the exemptions under the Exchange Act applicable to foreign private issuers, shareholders of the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States.


Item 4. Information on the Company

A.   History and Development of the Company.

     Bonso Electronics International, Inc. designs, develops, produces and sells electronic sensor-based and wireless products for private label Original Equipment Manufacturers (individually "OEM" or collectively "OEMS"). The Company was formed on August 8, 1988 as a limited liability International Business Company under the laws of the British Virgin Islands under the name "Golden Virtue Ltd." On September 14, 1988, the Company changed its name to Bonso Electronics International, Inc. The Company operates under International Business Companies Ordinance, 1984, of the British Virgin Islands.

     As part of its ongoing expansion of the sensor-based product business, effective as of May 1, 2001 the Company acquired Korona Haushaltswaren GmbH & Co. KG , ("Korona"), a wholly-owned subsidiary of Augusta Technologie AG ("Augusta"), Frankfurt am Main, Germany, for approximately $3,634,000 subject to closing adjustments.. The Company paid approximately $2,730,000 in cash and 180,726 shares of the Company's common stock valued at approximately $904,000 on the date of the sale. Korona had year 2000 sales of approximately $16 million. Korona markets consumer scale products throughout Europe to retail merchandisers and distributors. These products feature contemporary designs using the latest materials and attractive packaging. The Company has manufactured a portion of Korona's product line under an OEM agreement since 2000 and is very familiar with Korona's stature in Europe and its potential for wider global distribution.

     The purchase price was determined through arms-length negotiations between the Company and Augusta, which negotiations took into consideration Korona's business, financial position, operating history, products, intellectual property and other factors relating to Korona's business.

     There are no material relationships between the Company and Augusta.

     The Company's corporate administrative matters are conducted through its registered agent, HWR Services Limited, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located at Unit 1106 - 1110, Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong. Its telephone number is 852-2605-5822, its facsimile number is 852-2691-1724, its e-mail address is info@bonso.com and its website is www.bonso.com. The Company's registered agent in the United States is Henry F. Schlueter, Esq., 1050 Seventeenth Street, Suite 1700, Denver, Colorado 80265.

B.   Business overview.

     Bonso Electronics International, Inc. designs, develops, produces and sells electronic sensor-based and wireless products. The Company has manufactured all of its products in China since 1989 in order to take advantage of the lower overhead costs and competitive labor rates available there. The location of the Company's factory in Shenzhen, China, only about 50 miles from Hong Kong, permits the Company to easily manage manufacturing operations from Hong Kong, and facilitates transportation of the Company's products out of China through the port of Hong Kong.


Products

     The Company's sensor-based scale products are comprised of bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 79% of revenue for the fiscal year ended March 31, 1999, 82% for 2000 and 65% for 2001.

     The Company's sensor-based health care products are comprised primarily of thermometers and blood pressure meters used by consumers. These products accounted for 15% of revenue for the fiscal year ended March 31, 1999, 8% for 2000 and 2% for 2001.

     The Company's wireless telecommunications products are primarily comprised of two-way radios, global positioning systems ("GPS"), and cordless telephones that are used in consumer and commercial applications. These products accounted for 5% of revenue for the fiscal year ended March 31, 2000 and 29% for 2001.

     The Company also receives revenue from customer-funded research and development for products subsequently produced and sold to them, the sale of semi-completed units, other electronic consumer products, such as pedometers and chronographs, and the sale of spare parts for repair work by its customers and from repair work performed by the Company for its customers. These revenues accounted for approximately 6% of net sales for the fiscal year ended March 31, 1999, 5% for 2000 and 4% for 2001.

     The following table sets forth the percentage of net sales of each of the product lines mentioned above, for the fiscal years ended March 31, 1999, 2000, and 2001.

                                                 Year ended March 31,
                                       ---------------------------------------
Product Line                           1999             2000              2001
------------                           ----             ----              ----

Scales                                  79%              82%               65%
Healthcare products                     15                8                 2
Telecommunications products              0                5                29
Other products and services              6                5                 4
                                       ---------------------------------------

Total                                  100%             100%              100%
                                       =======================================

Customers and Marketing

     The Company sells its products primarily in the United States and Europe. Customers for the Company's products are primarily OEMs, which market the products under their own brand names.

     Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 1999, 2000 and 2001.

                                    Year ended March 31,
               -----------------------------------------------------------------
                        1999                  2000                  2001
-------------- ---------------------- -------------------- ---------------------
North America   $  5,597,402    43%   $  7,339,473   48%    $13,531,782    46%
-------------- ---------------------- -------------------- ---------------------
Europe          $  6,248,263    48%   $  6,330,064   41%    $14,160,371    48%
-------------- ---------------------- -------------------- ---------------------
Asia            $  1,041,377     8%   $  1,568,635   10%    $ 1,538,650     5%
-------------- ---------------------- -------------------- ---------------------
Others          $    159,223     1%   $    142,114    1%    $   335,877     1%
-------------- ---------------------- -------------------- ---------------------
Total           $ 13,046,265   100%   $ 15,830,286  100%    $29,566,680   100%
-------------- ---------------------- -------------------- ---------------------

     The Company maintains a marketing team of five people in Hong Kong. The Company markets its products primarily through the use of its Web page, advertising in trade publications such as Hong Kong Enterprise and the use of direct mail catalogues and product literature. In addition, the Company's marketing team contacts existing and potential customers by telephone, mail, facsimile and in person.

     A list of customers representing over 10% of the Company's sales for any of the prior three fiscal years follows:

         Percent of Company's Sales - Year ended March 31,

------------------------------------- ---------- --------- ---------
Electronics Sensor Customer              1999      2000      2001
------------------------------------- ---------- --------- ---------
Ohaus Corporation (USA)                   2%        11%       10%
------------------------------------- ---------- --------- ---------
Gram Precision (Canada)                   1%         7%       10%
------------------------------------- ---------- --------- ---------
Gottl Kern & Sohn Gmbh (Germany)          7%        11%        8%
------------------------------------- ---------- --------- ---------
Werner Dorsch Gmbh & Co. (Germany)       15%        12%        6%
------------------------------------- ---------- --------- ---------
Pitney Bowes, Inc. (USA)                 15%         7%        1%
------------------------------------- ---------- --------- ---------
Globaltec Corporation (USA)              11%         2%        1%
------------------------------------- ---------- --------- ---------
Omron Health Care                        10%         6%        1%
(USA)
------------------------------------- ---------- --------- ---------

            Percent of Company's Sales - Year ended March 31,

-------------------------------------- ------------ ------------ ------------
Telecommunications Customers               1999         2000         2001
-------------------------------------- ------------ ------------ ------------
Telson Information & Communications         0%           3%          12%
Co., Ltd. (Korea)
-------------------------------------- ------------ ------------ ------------
Telson Telecommunication Technology         0%          2.0%         12%
Co., Ltd. (Korea)
-------------------------------------- ------------ ------------ ------------

     Sales of the Company's products to OEM's accounted for approximately 87% of the Company's total net sales in the year ended March 31, 1999, 95% in the year ended March 31, 2000 and 97% in the year ended March 31, 2001.

Component Parts and Suppliers

     The Company purchases over 1,000 different component parts from more than 100 major suppliers and is not dependent upon any single supplier for key components. The Company purchases components for its products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and the PRC. The Company has not experienced and management does not expect to experience any difficulty in obtaining needed component parts for its products.

Quality Control

     On March 14, 2001 the Company received its ISO 9001: 2000 certification from Det Norske Veritas Certification B.V., the Netherlands. The ISO 9001: 2000 certification was awarded to the Company's subsidiary, Bonso Electronics Ltd. ("BEL") and to BEL's subsidiary Bonso Electronics (Shenzhen) Company Limited, the manufacturing plant.

     These two subsidiaries first received the ISO 9001: 1994 certification on March 29, 1995 and have maintained this certification since that time. The new ISO 9001: 2000 version was first launched on December 15, 2000. The two subsidiaries are among the earliest recipients of this certification in Hong Kong and the Peoples Republic of China.

Patents, Licenses, Trademarks, Franchises, Concessions and Royalty Agreements

     The Company has no patents, licenses, franchises, concessions or royalty agreements that are material to its business. The Company has obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus. Also, the Company has acquired the trademark registration rights to the KORONA mark for 16 European countries and has applied for a registration in the U. S.

Product Research and Development/Competition

     The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of and in accordance with the specifications provided by the OEMs. Management believes its engineering and product development capabilities are important to the future success of the Company's business. Some of the Company's product design, research, and development activities are customer funded and are under agreements with specific customers for specific products. The Company has successfully lowered its costs for its research and development team by moving most research and development activities to its facility in China and principally employing Chinese engineers and technicians at costs that are substantially lower than that would be required in Hong Kong.

     Both the electronic sensor-based and wireless products are highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management's reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement. There can be no assurance that the Company will enjoy the same degree of success in these efforts in the future. Research and development expenses, net of customer funding, aggregated $566,000 for 1999, $186,000 for 2000 and $298,000 for 2001.

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

Government Regulation

     In the United States, the Medical Device Amendments of 1976 to the federal Food, Drug and Cosmetic Act and the regulations issued or proposed thereunder provide for regulation by the Food and Drug Administration (the "FDA") of the marketing, manufacturing, labeling, packaging and distribution of medical devices.

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

     In the European Union, Medical Devices Approval is required for the sale of the Company's electronic thermometers and blood pressure meters. The Company has obtained Medical Devices Approval for its electronic thermometers. An OEM is currently seeking Medical Devices Approval, on behalf of the Company, for the Company's blood pressure meters. Management can not make any assurances when, or if, such approval will be granted.

     Certain of the Company's manufacturing processes require the use of quantities of chemicals identified by the Environmental Protection Agency as hazardous. The Company uses its best efforts to handle, store, and dispose of these materials in a safe and environmentally sound manner, in accordance with federal, state and local regulations.

Foreign Operations

     The Chinese government has continued to pursue economic reforms hospitable to foreign investment and free enterprise, although the continuation and success of these efforts is not assured. The Company's operations could be adversely affected by changes in Chinese laws and regulation, including those relating to taxation and currency exchange controls, by the imposition of economic austerity measures intended to reduce inflation, and by social and political unrest. The United States has considered revoking China's MFN tariff status in connection with controversies over the protection of human rights and intellectual property rights, among other things. The loss of MFN tariff status could adversely affect the cost of goods imported into the United States. Additionally, if China does not join the WTO, the Company may not benefit from the lower tariffs and other privileges enjoyed by competitors located in countries that are members of the WTO.

     Sovereignty over Hong Kong reverted to China on July 1, 1997. The 1984 Sino-British Joint Declaration, the 1990 Basic Law of Hong Kong, the 1992 United States-Hong Kong Policy Act and other agreements provide some indication of the business climate the Company believes will continue to exist in Hong Kong after this change in sovereignty. Hong Kong remains a Special Administrative Region ("SAR") of China, with certain autonomies from the Chinese government. Hong Kong is a full member of the WTO. It has separate customs territory from China, with separate tariff rates and export control procedures. It has a separate intellectual property registration system. The Hong Kong dollar is legal tender in the SAR, freely convertible and not subject to foreign currency exchange controls by China. The SAR government has sole responsibility for tax policies, though the Chinese government must approve the SAR's budgets. Notwithstanding the provisions of these international agreements, the continued stability of political, legal, economic or other conditions in Hong Kong cannot be assured. No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgements. Accordingly, Hong Kong courts might not enforce judgements predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

     Generally, the Company's revenues are all priced in United States dollars and its costs and expenses are priced in United States dollars, Hong Kong dollars and Chinese renminbi. Accordingly, the competitiveness of the Company's products relative to locally produced products may be affected by the performance of the United States dollar compared with that of its foreign customers' currencies. Fluctuations in the value of the Hong Kong dollar have not been significant since October 17, 1983, when the Hong Kong government pegged the value of the Hong Kong dollar to that of the United States dollar.

However, there can be no assurance that the value of the Hong Kong dollar will continue to be tied to that of the United States dollar. The value of the Chinese renminbi has been fairly stable for the last few years and it is unlikely that there will be material fluctuation in the coming years. However, there can be no assurance that these currencies will remain stable or will fluctuate to the Company's benefit. To manage its exposure to these risks, the Company may, though to date it has not, purchase currency exchange forward contracts, currency options or other derivative instruments, provided such instruments can be obtained at suitable prices.

o    Organizational structure.

     The Company has one wholly-owned subsidiary - Bonso Electronics Limited ("Bonso Electronics"). Bonso Electronics, which was organized under the laws of Hong Kong, is responsible for the design, development, manufacture and sale of the Company's products.

     Bonso Electronics has one active Hong Kong subsidiary - Bonso Investment Limited ("BIL"). BIL, which was organized under the laws of Hong Kong, has been used to acquire and hold the Company's real estate investments in Hong Kong and China.

     Bonso Electronics also has one active PRC subsidiary - Bonso Electronics (Shenzhen) Company Limited, which is organized under the laws of the PRC, and is used to manufacture all of the Company's products.

D.   Property, plants and equipment.

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

     The Company owns approximately 9,185 square feet in the 8th floor of the Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Shatin, New Territories, Hong Kong. This facility, which previously housed the Company's principal office, now is used exclusively as warehouse space. The Company purchased the property from an unaffiliated third party in May 1999 for approximately $743,590.

     The Company owns a residential property in Hong Kong, which is located at Savanna Garden, House No. 27, Tai Po, New Territories, Hong Kong. House No. 27 consists of approximately 2,475 square feet plus a 177 square foot terrace and a 2,308 square foot garden area. The use of House No. 27 is provided to Mr. Anthony So as part of his compensation. See Item 7 - "Major Shareholders and Related Party Transactions -- Related party transactions."

China

     The Company's existing factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China. This factory consists of three factory buildings, which contain approximately 245,000 square feet, three workers' quarters, containing approximately 155,000 square feet, a canteen and recreation center of approximately 25,500 square feet, an office building, consisting of approximately 25,500 square feet, and staff quarters for the Company's supervisory employees, consisting of approximately 35,000 square feet, for a total of approximately 486,000 square feet.

     All of the facilities noted above, except one factory building and one dormitory, wholly-owned by the Company. These wholly-owned facilities were initially used by the Company pursuant to a Contract on the Use of Land and Supply of Workers with Shenzhen Baoan Fuan Industrial Company; however, in May 2000 the PRC granted title to the land on which these buildings are situated to the Company. Prior to being granted title, the Contract on the Use of Land and Supply of Workers provided that the Company could use approximately 269,000 square feet of land for a period of 50 years, commencing May 10, 1994. To obtain the land lease, the Company paid $1,810,344 plus a monthly management fee in the amount of $2,750. The Company used part of the proceeds of a $1,500,000 loan it received in July 1994 to pay a portion of the initial acquisition cost; the balance of the initial acquisition cost was paid out of the net proceeds of a public offering of the Company's securities conducted in December 1994. In April 2000, the Company increased its production capacity by leasing a third factory building and a third workers' dormitory.

     The Company also owns four residential properties described as follows:

     o Lijingge Court, Unit F, 15th Floor, Hai Li Building, Shenzhen, China, consisting of approximately 1,000 square feet.

     o The 12th floor, Yuk Yui Court, Gui Hua Garden, Shenzhen Bay, China, consisting of approximately 1,125 square feet.

     o Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China, consisting of approximately1,591 square feet.

     o Lakeview Mansion, B-11B, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China, consisting of approximately 1,335 square feet.

     The property in the Hai Li Building is rented to an unaffiliated third party for RMB 4,000 per month (approximately $483) and the property at Yuk Yui Court is rented to an unaffiliated third party for RMB 2,900 per month (approximately $350). The Lakeview Mansion properties are utilized by directors when they require accommodations in China.

     The Company also owns two office units in Beijing, namely, Units 12 and 13 on the 3rd floor, Block A of Sunshine Plaza in Beijing, China. Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet. Both Units are rented to unaffiliated third parties for an aggregate monthly rental of RMB 21,000, or approximately $2,537.

Adequacy of Facilities

     Management believes that the Company's manufacturing complex, including its newly leased space, will be adequate for its reasonably foreseeable needs.


Item 5. Operating and Financial Review and Prospects

     This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under Item 3 - "Key Information -- Risk factors." The following discussion and analysis should be read in conjunction with Item 3 - "Key Information -- Selected financial data" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report.

Overview

     The Company derives its revenues principally from the sale of sensor-based and wireless products manufactured by it in China. For the fiscal year ended March 31, 1999, the Company had net sales of approximately $13,046,000 and net income of approximately $14,000. In the fiscal year ended March 31, 2000, net sales increased to approximately $15,380,000 and net income also increased to approximately $348,000. In the fiscal year ended March 31, 2001, net sales increased to approximately $29,567,000 and net income increased to approximately $1,604,000.

     The Company was operating at full capacity in its prior manufacturing facility and, in January 1997, it moved its manufacturing operations to a new facility, which approximately tripled the Company's manufacturing capacity. In April 2000, the Company leased an additional 90,000 square feet of space on land adjacent to that facility. Management believes that the Company will be able to increase sales to take advantage of its increased manufacturing capacity and improve margins and financial performance. Increased revenue and net income in future periods will depend on the Company's ability to (i) strengthen its customer base by enhancing and diversifying its products; (ii) increase the number of its customers; (iii) expand into additional markets; (iv) maintain or increase sales of its products to existing customers; (v) increase production; and (vi) control all of its costs. Although labor costs are increasing in China, the Company's labor costs continue to represent a relatively small percentage of its total production costs. Management believes that increased labor costs in China will not have a significant effect on its total production costs or results of operations, and that the Company will be able to continue to increase its production at its manufacturing facility without substantially increasing its non-production salaries and related costs. In addition, the Company has not experienced significant difficulties in obtaining raw materials for its products, and management does not anticipate any such difficulties in the foreseeable future.

A.  Operating results

     The following table sets forth selected income data as a percentage of net sales for the periods indicated.

                                                    Year ended March 31,
                                                ---------------------------
         Income Statement Data                    1999      2000      2001
                                                -------   -------   -------
     Net sales                                    100.0%    100.0%    100.0%
     Cost of sales                                (67.5)    (72.3)    (75.8)
                                                -------   -------   -------
     Gross margin                                  32.5      27.7      24.2
     Selling expenses                              (1.5)     (1.7)     (1.3)
     Salaries and related costs                   (12.5)    (12.3)     (7.9)
     Research and development expenses             (4.3)     (1.2)     (1.0)
     Administration and general expenses          (12.3)    (10.7)     (8.1)
                                                -------   -------   -------
     Income from operations                         1.9       1.8       5.9
     Interest income                                0.4       0.8       1.5
     Interest expense                              (3.4)     (1.7)     (1.1)
     Less: Interest capitalized                     0.2       --        --
                                                -------   -------   -------
                                                   (3.2)     (1.7)     (1.1)
     Foreign exchange gains                         0.3       0.1       0.1
     Other income                                   0.4       1.2       0.7
     Consultancy fee                                --        --       (1.3)
                                                -------   -------   -------
     Income/(loss) before income taxes             (0.2)      2.2       5.8
     Income tax benefit/(expense)                   0.3       --       (0.4)
                                                -------   -------   -------
     Net income                                     0.1%      2.2%      5.4%
                                                =======   =======   =======


Fiscal year ended March 31, 2001 compared to fiscal year ended March 31, 2000

     Net Sales. The Company's sales increased 92% from approximately $15,380,000 for the fiscal year ended March 31, 2000, to approximately $29,567,000 for the fiscal year ended March 31, 2001, primarily as a result of entering into the new wireless telecommunications business during fiscal year ended March 31, 2000. The full year's effect of the sales has contributed an increase in sales of approximately $7,978,000. In addition, various new and existing customers for electronic sensor-based products have increased their orders resulting in an increase of net sales by 52% in this product segment.

     Gross Margin. Gross margin decreased from 27.7% to 24.2% primarily due to the write-off of approximately $570,000 in inventory and the increased depreciation charges of approximately $721,000 for newly acquired machinery during the year.

     Selling Expenses. Selling expenses increased by 46% from approximately $261,000 for the fiscal year ended March 31, 2000 to approximately $382,000 for the fiscal year ended March 31, 2001. This increase was attributable primarily to increases in freight charges.

     Salaries and Related Costs. Salaries and related costs increased by 23% from approximately $1,899,000 for the fiscal year ended March 31, 2000 to approximately $2,334,000 for the fiscal year ended March 31, 2001. This increase was primarily due to increases in administrative staff to support the diversification in business segments and increased sales.

     Research and Development. Research and development expenses increased 60% from approximately $186,000 during the fiscal year ended March 31, 2000 to approximately $298,000 for the fiscal year ended March 31, 2001. Research and development costs increased due to development work on the Company's telecommunications products.

     Administration and General Expenses. Administration and general expenses increased by 46% from approximately $1,646,000 for the fiscal year ended March 31, 2000 to approximately $2,411,000 for the fiscal year ended March 31, 2001. This increase was primarily due to increased in trading activities and the related increase in administrative overhead to support the higher sales.

     Income from Operations. As a net result of the above changes, income from operations increased by 545% from approximately $270,000 for the fiscal year ended March 31, 2000 to approximately $1,742,000 for the fiscal year ended March 31, 2001.

     Other Income. Other income increased 7% from approximately $192,000 for the fiscal year ended March 31, 2000 to approximately $205,000 for the fiscal year ended March 31, 2001. This small increase was primarily a result of increased scrap sales.

     Foreign Exchange Losses/Gains. Foreign exchange rates produced a gain of approximately $14,000 for the fiscal year ended March 31, 2000 and a gain of approximately $43,000 for the fiscal year ended March 31, 2001. This difference was primarily attributable to the pegged exchange rate and the actual transaction rate.

     Interest Income. Interest income increased by 252% from approximately $130,000 in the fiscal year ended March 31, 2000 to approximately $458,000 in the fiscal year ended March 31, 2001, because of an increase in funds available to earn interest resulting from the exercise of warrants in early 2000.

     Interest Expenses. Interest expenses increased 30% from approximately $261,000 in the fiscal year ended March 31, 2000 to approximately $338,000 for the fiscal year ended March 31, 2001. The increase resulted from the Company's increased use of its banking facilities to support the growth in sales.

     Consultancy Fee. The Company has entered into an agreement with a third party to provide consulting/advisory services relating to the Company's capital structure and fund-raising activities. The period of services is from July 2000 to January 2003 and a consultancy fee of approximately $381,000 was incurred for the fiscal year ended March 31, 2001, relating to warrants that were issued to the consultant.

     Net Income. As a net result of the above changes, Net income increased from the fiscal year ended March 31, 2000 compared to the fiscal year ended March 31, 2001 by approximately $1,256,000.

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

     Salaries and Related Costs. Salaries and related costs increased by 16.8% from approximately $1,626,000 for the fiscal year ended March 31, 1999 to approximately $1,899,000 for the fiscal year ended March 31, 2000. This increase was primarily due to increases in administrative staff to support the diversification in business segments.

     Research and Development. Research and development expenses decreased 67.1% from approximately $566,000 during the fiscal year ended March 31, 1999 to approximately $186,000 for the fiscal year ended March 31, 2000. Research and development costs decreased due to the maturation of most development projects in 1998 and the write-off of expenses for a telephone project during the year ended March 31, 1999.

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

     Interest Income and Interest Expenses. Interest expenses, net of interest income, decreased by 65.7% from approximately $382,000 in the fiscal year ended March 31, 1999 to approximately $131,000 in the fiscal year ended March 31, 2000, as a result of reduced bank borrowings due to improvements in cash flow.

     Net Income. As a net result of the above changes, net income increased from the fiscal year ended March 31, 1999 compared to the fiscal year ended March 31, 2000 by approximately $334,000.

Fiscal year ended March 31, 1999 compared to fiscal year ended March 31, 1998

     Net Sales. The Company's sales decreased 45.0% from approximately $23,716,000 for the fiscal year ended March 31, 1998, to approximately $13,046,000 for the fiscal year ended March 31, 1999, primarily as a result of decreased orders from two major customers and from various smaller customers of the Company.

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

     Selling Expenses. Selling expenses decreased by 53.1% from approximately $420,000 for the fiscal year ended March 31, 1998 to approximately $197,000 for the fiscal year ended March 31, 1999. This decrease was attributable primarily to the decrease in sales.

     Salaries and Related Costs. Salaries and related costs decreased by 14.3% from approximately $1,897,000 for the fiscal year ended March 31, 1998 to approximately $1,626,000 for the fiscal year ended March 31, 1999. This decrease was primarily due to the Company's efforts to control the number of employees in light of the reduction in orders from two major customers as well as a temporary reduction in management's salaries.

     Research and Development. Research and development expenses increased 256.7% from approximately $159,000 during the fiscal year ended March 31, 1998 to approximately $566,000 for the fiscal year ended March 31, 1999, primarily as a result of the Company's increased emphasis on developing new products to diversify its customer base and particularly the expenditure of approximately $392,000 on development of the Company's proposed cordless telephone.

     Administration and General Expenses. Administration and general expenses decreased by 11.8% from approximately $1,815,000 for the fiscal year ended March 31, 1998, to approximately $1,601,000 for the fiscal year ended March 31, 1999. This decrease was attributable primarily to various cost saving programs such as negotiating with the owner of the Universal Industrial Centre property for a reduction of rental expenses. The Company subsequently purchased its office space in an attempt to control this expense in the long run.

     Income from Operations. Income from operations decreased by 89.6% from approximately $2,354,000 for the fiscal year ended March 31, 1998 to approximately $244,000 for the fiscal year ended March 31, 1999, primarily as a result of reduced sales and a resulting increase in research and development efforts.

     Other Income. Other income decreased by 78.3% from approximately $243,000 for the fiscal year ended March 31, 1998 to approximately $53,000 for the fiscal year ended March 31, 1999, primarily as a result of reduced orders for scrap and increased efficiency which resulted in a reduction of scrap for resale.

     Foreign Exchange Losses/Gains. Foreign exchange rates produced a gain of approximately $35,000 for the fiscal year ended March 31, 1998 and a gain of approximately $38,000 for the fiscal year ended March 31, 1999. This difference was primarily attributable to the difference between the pegged exchange rate and the actual transaction rate.

     Interest Expenses. Interest expenses decreased by 8.1% from approximately $458,000 in the fiscal year ended March 31, 1998 to approximately $421,000 in the fiscal year ended March 31, 1999, as a result of reduced bank borrowings.

     Income Taxes. The Company received an income tax credit of approximately $27,000 for the fiscal year ended March 31, 1998 and approximately $36,000 for the fiscal year ended March 31, 1999. The increase in tax credit is basically due to approved tax losses of certain of the Company's subsidiaries during the year.

     Net Income. Net income decreased by 99.4% from approximately $2,275,000 for the fiscal year ended March 31, 1998 to approximately $14,000 for the fiscal year ended March 31, 1999, primarily as a result of decreased turnover and the other factors described above.

Impact of Inflation

     Management believes that inflation has not had a material effect on its business between 2000 and 2001. The Company has generally been able to modify and improve its product designs so that it could either increase the prices of its products or lower the production cost in order to keep pace with inflation. Although the costs to the Company of components used in the manufacture of its products have been relatively stable, management believes that any possible significant increase in material costs would affect the entire electronics industry and thus would not have a negative material impact on the Company's competitive position. Management also believes that any increases in labor costs will not materially impact its operations because of the lower labor costs, which the Company enjoys in China.

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

     Pursuant to the relevant income tax laws in the PRC, Bonso Electronics (Shenzhen) Co., Ltd, a wholly owned subsidiary of Bonso Electronics, was fully exempt from PRC state income tax for two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Co., Ltd. was deemed to be the financial year ended December 31, 1998. Accordingly, the Company is subject to income tax rate of 7.5% in the PRC effective January 1, 2000 to December 31, 2002.

Exchange Rates

     The Company sells most of its products to international customers. The Company's principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia. Other markets are other European countries (such as the United Kingdom), Australia and Africa. Sales to international customers are made directly from the Company to its customers. The Company sells all of its products in United States dollars and pays for its material components principally in United States and Hong Kong dollars. A very small portion of the components used by the Company are paid for in Japanese yen. Most factory expenses incurred by the Company are paid in Chinese renminbi. Because the Hong Kong dollar is pegged to the United States dollar, the only material foreign exchange risk to the Company arises from potential fluctuations in the Chinese renminbi; however, the Chinese renminbi was very stable in the past fiscal year and it is unlikely that there will be material fluctuations in the coming year. The Company does not currently engage in hedging transactions, and does not intend to do so in the future. The Company's newly acquired subsidiary Korona primarily pays for its products in United States Dollars and sells its products in German Marks or Euros. As a result, the Company may experience greater foreign exchange risk than it has in the past.

B.  Liquidity and capital resources

     The Company has traditionally relied on borrowings to meet its working capital requirements. These borrowings have been supplemented by internally generated funds and trade credits from suppliers. As of March 31, 2001, the Company had in place general banking facilities with four financial institutions aggregating $14,555,862. Such facilities include the ability to obtain overdrafts, letters of credit, notes payable, short-term loans and long-term loans. As of March 31, 2001, the Company had utilized $5,905,330 under its general banking facilities. Interest on this indebtedness fluctuates with the prime rate and HIBOR as set by the Hong Kong Bankers Association. The bank credit facilities are collateralized by certain bank deposits of the Company, the Company's real property located at Savanna Garden in Tai Po, the Company's warehouse space in Fo Tan, the Company's office space in Tsimshatsui, and a bank guarantee in the amount of $150,000. The Company's bank credit facilities are due for renewal annually. Management of the Company anticipates that the banking facilities will be renewed on substantially the same terms. Excluding the current portion of long-term debt and capital lease obligations, the amounts of total short-term bank borrowings outstanding as of March 31, 2001 and 2000 were $4,321,846 and $1,441,328, respectively. During the fiscal year ended March 31, 2001, the Company paid a total of $337,526 in interest on indebtedness.

     Operating activities provided $3,126,892 of net cash for the fiscal year ended March 31, 2001 compared to $1,601,248 of net cash for the fiscal year ended March 31, 2000. The increase from the fiscal year ended March 31, 2000 to the fiscal year ended March 31, 2001 was primarily due to the increase in net income before depreciation charges and the decrease in inventories. Investing activities used $6,718,312 of net cash for the fiscal year ended March 31, 2001 and used $4,908,580 of net cash for the fiscal year ended March 31, 2000. The increase in net cash used in investing activities from the fiscal year ended March 31, 2000 to the fiscal year ended March 31, 2001 was primarily due to an increase in acquisition of property, plant and equipment. Financing activities provided $954,413 of net cash for the fiscal year ended March 31, 2001 and provided $10,996,598 for the fiscal year ended March 31, 2000. This net decrease in cash provided was primarily due to a substantial decline in the amount of equity funding raised during the year and the use of cash to repurchase shares of the Company's common stock.

     As of March 31, 2001, the Company had $5,322,397 in cash and cash equivalents as opposed to $7,959,404 as of March 31, 2000. Working capital at March 31, 2001, was $9,263,000 , compared to $12,765,000 at March 31, 2000.
There are no other material unused sources of liquid assets. The Company believes that there are no material restrictions (including foreign exchange controls) on the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases. Management does not anticipate incurring any significant capital expenditures during this fiscal year. In the opinion of management, the Company's working capital is sufficient for its present requirements.

     The Company's current ratio (current assets divided by current liabilities) decreased from 3.16 as of March 31, 2000 to 1.99 as of March 31, 2001. Its quick ratio (cash and cash equivalents, restricted cash deposits and receivables divided by current liabilities) decreased from 2.11 as of March 31, 2000 to 1.43 as of March 31, 2001.

     As of March 31, 2001, the Company had contingent liabilities to banks for outstanding letters of credit of $1,514,801 as opposed to $766,417 as of March 31, 2000 and shipping guarantees of $555,075 as opposed to $19,340 as of March 31, 2000.

C.   Research and development, patents and licenses, etc.

     Management believes that the Company's engineering and product development capabilities are important to the future success of the its business. Some of the Company's product design, research and development activities are customer funded and are initiated under verbal agreements with specific customers for specific products. The Company has successfully lowered its costs for its research and development team by moving most research and development activities to its facility in China and principally employing Chinese engineers and technicians at costs that are substantially lower than that would be required in Hong Kong.

     At March 31, 2001, the Company employed three individuals in Hong Kong and 32 individuals in China as its engineering staff, who are at various times engaged in research and development. The major responsibility of the product design and research and development personnel is to develop and produce designs to the satisfaction of and in accordance with the specifications provided by the OEMs. Management anticipates hiring additional research and development personnel.

     During the fiscal year ended March 31, 2001, the Company spent approximately $298,000 on research and development as opposed to $186,000 during the fiscal year ended March 31, 2000 and approximately $566,000 during the fiscal year ended March 31, 1999.


D.   Trend information

     The Company has expanded into the telecommunications sector within the last year and is manufacturing cordless telephones and family radios (walkie-talkies). Significant expenditures were made to acquire additional production facilities and equipment to support the Company's expansion into the telecommunications market. Although management is optimistic about the Company's future in the manufacture and sale of telecommunications products, the Company is dependent upon a limited number of customers, and the loss of any of these customers could have a material and adverse affect upon the Company. At June 30, 2001, the Company's backlog of manufacturing orders was $9,009,059 compared to $4,999,670 at June 30, 2000. Management believes that revenues from telecommunications products as a percentage of sales will be even more significant in fiscal 2002.

     As part of its ongoing expansion of the sensor-based product business, effective as of May 1, 2001 the Company acquired Korona, which had calendar year 2000 sales of approximately $16 million. Korona markets consumer scale products throughout Europe to retail merchandisers and distributors. These products feature contemporary designs using the latest materials and attractive packaging. The Company has manufactured a portion of Korona's product line under an OEM agreement since 2000 and is very familiar with Korona's stature in Europe and its potential for wider global distribution. Further, the acquisition of Korona is the Company's first step in vertically integrating its manufacturing business with the marketing and distribution of the products it manufactures under the Company's own brand name. The Company intends as part of its expansion strategy to evaluate other acquisition opportunities.

     Both the scale business and the telecommunication business are subject to some seasonal variation. Typically the Company's fourth quarter (i.e., January 1-March 31) is the Company's slowest quarter. This is due in part to the occurrence of the Chinese New Year's holiday and the fact that the Company's factory workers take leave for the holiday. In addition, sales during the first calendar quarter of both scales and telecommunications products usually dip following the upswing in sales during the Christmas season.

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

     SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - Replacement of FASB Statement No. 125", is effective for fiscal years ending after March 31, 2001. Restatement of disclosures for earlier periods provided for comparative purposes is required. This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration.

     The Company has evaluated the disclosure requirements in respect of the new SFAS statements issued recently and believes that implementation of the new standards will have no impact on its results of operations and financial position.

     SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" was issued on December 3, 1999. This staff accounting bulletin summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has fulfilled the criteria as set out by the bulletin.

Item 6. Directors, Senior Management and Employees

A.   Directors and senior management.

     The directors and executive officers of the Company are as follows:

Name                     Age     Position with the Company
----                     ---     -------------------------

Anthony So               57      President, Chief Executive Officer, Secretary,
                                 Treasurer, Chief Financial Officer, Chairman of
                                 the Board and Director
Kim Wah Chung            43      Director of Engineering and Research and
                                 Development and Director
Cathy, Kit Teng Pang     39      Director of Finance and Director
Henry F. Schlueter       50      Assistant Secretary
Woo-Ping Fok             52      Director
George O'Leary           63      Director
J. Stewart Jackson, IV   65      Director


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

     WOO-PING FOK was elected to the Board of Directors of the Company on September 21, 1994. Mr. Fok and his firm, Norman M.K. Yeung & Co., have served as Hong Kong counsel to the Company since 1993. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory. Mr. Fok practices law in Hong Kong and is a partner with Wong & Fok. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters.

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

     There are no family relationships between any of the Company's directors and executive officers.

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

B.   Compensation.

     The aggregate amount of compensation paid by Bonso and its subsidiaries during the year ended March 31, 2001 to all directors and officers as a group for services in all capacities was approximately $973,450 including compensation in the form of housing in Hong Kong for its Chairman and Chief Executive Officer and Director of Engineering and Research and Development consistent with the practice of other companies in Hong Kong. Total compensation for the benefit of Anthony So was $559,672, for the benefit of Cathy Kit Teng Pang was $106,359, for the benefit of K.W. Chung was $137,285, and for the benefit of Mr. George O'Leary was $170,134.

     The Company did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2001, other than contributions to the Company's Provident Fund Plan which aggregated $30,769 for officers and directors during the fiscal year ended March 31, 2001.

Directors

     Directors do not receive any additional monetary compensation for serving as directors of the Company. However, outside directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. (See "Stock Option Plans--The 1996 Non-Employee Directors' Stock Option Plan," below.) All directors are reimbursed for all reasonable expenses incurred in connection with services as a director.

Provident Fund Plan

     With effect from January 1, 1988, Bonso Electronics Limited ("BEL"), a wholly-owned foreign subsidiary of the Company, started a provident fund plan (the "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan.

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

     The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong Government commencing in December 2000. BEL joined the MPF with a major international assurance company. All permanent full time employees who joined BEL in or after December 2000, excluding factory workers, are eligible to join the MPF. Members' and employers' contributions to the MPF are both at 5% of the members' monthly salaries and are subject to a maximum contribution of HK$1,000 monthly.

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

     On resignation or at normal retirement age, death or ill health, the member of the MPF shall be entitled to a lump sum equal to the total of the member's and BEL's contributions plus a return on their investment.

     BEL's total contributions to the Plan and the MPF for the years ended March 31, 1999, 2000 and 2001 amounted to $54,046, $64,921 and $53,704 respectively.

C.   Board practices.

     Messrs. Woo Ping Fok, George O'Leary and Henry F. Schlueter are members of the Company's Audit Committee. Mr. O'Leary acts as chairman of the Audit Committee. The Audit Committee's responsibilities include recommending to the board the selection of our independent auditors, reviewing the arrangements and the scope of the independent audit and reviewing all financial statements. The Company does not have a compensation committee.

D.   Employees.

     At March 31, 2001 the Company employed 2,314 persons, compared with 2,163 persons at March 31, 2000: 40 employees in Hong Kong (33 for 2000), and 2,274 employees in China (2,130 for 2000). Employees are not covered by collective bargaining agreements. The Company considers its global labor practices and employee relations to be good.


Remainder of this page left blank intentionally

E.   Share ownership.

     The following table shows the number of shares of common stock beneficially owned by the Company's directors and executive officers as of May 31, 2001:

                                                                  Total Number
                                   Shares of     Options and      of Shares of      Percent of
                                  Common Stock     Warrants       Common Stock      Beneficial
     Name                       Owned of Record      Held      Beneficially Owned   Ownership
     ----                       ---------------      ----      ------------------   ---------
     Anthony So                   1,626,195(1)   286,000(2), (3)   1,912,195          32.47%

     Kim Wah Chung                   93,700      40,000(4), (5)      133,700           2.37%

     Cathy Kit Teng Pang             35,438      40,000(4), (5)       75,438           1.34%

     Henry F. Schlueter              34,403      10,000(6)            44,403           0.79%

     Woo Ping Fok                    61,907      20,000(7), (8)       81,907           1.46%

     George O'Leary                  17,775      20,000(7), (8)       37,775           0.67%

     J. Stewart Jackson IV          461,975     110,000(8)           571,975          10.01%

     All Directors and Officers
       as a group (7 persons)     2,331,393     526,000            2,857,393          46.63%
----------

(1) Includes 1,068,421 shares of common stock are owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(2) Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.

(3) Includes options to purchase 128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011.

(4) Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.

(5) Includes options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011.

(6) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.

(7) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring January 12, 2010.

(8) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011.



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

     The Employees' Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the Employees' Plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of common stock. No options granted under the Employee Plan are transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by such optionee.

     The exercise price of an option granted pursuant to the Employees' Plan may be paid in cash, by the surrender of options, in common stock, in other property, including the optionee's promissory note, or by a combination of the above, at the discretion of the Company.

The 1996 Non-Employee Directors' Stock Option Plan

     In October 1996, the stockholders of the Company adopted a 1996
Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Plan") which provides for the grant of options to purchase an aggregate of not more than 100,000 shares of the Company's common stock. In January 2000, the shareholders of the Company approved the proposal of the Board of Directors to increase from 100,000 to 600,000 in the aggregate the number of options to purchase common stock of the Company under the Non-Employee Directors' Plan. The purpose of the Non-Employee Directors' Plan is to promote the long-term success of the Company by creating a long-term mutuality of interests between the non-employee directors and the stockholders of the Company, to provide an additional inducement for such directors to remain with the Company and to provide a means through which the Company may attract able persons to serve as directors of the Company. The Non-Employee Directors' Plan is administered by a committee (the "Committee") appointed by the Board of Directors.

     Under the Non-Employee Directors' Plan, on the third business day following each Annual Meeting of the stockholders, each director who is not then an employee of the Company or any of its subsidiaries of the Company is automatically granted a stock option to purchase 10,000 shares of common stock.
The exercise price of all options granted under the Non-Employee Directors' Plan is equal to the fair market value of the underlying shares on the date of grant, based on guidelines set forth in the Non-Employee Directors' Plan. The exercise price may be paid in cash, by the surrender of options, in common stock, in other property, including the optionee's promissory note, or by a combination of the above, at the discretion of the Company. The term of each option granted pursuant to the Non-Employee Directors' Plan is ten years from the date of grant; however, no such option may be exercised during the first six months of its term. The term of an option granted pursuant to the Non-Employee Directors'
Plan may be reduced in the event that the optionee ceases to be a director of the Company. No option granted pursuant to the Non-Employee Directors' Plan is transferable otherwise than by will or the laws of descent and distribution.

Item 7. Major Shareholders and Related Party Transactions

A.   Major shareholders

     The Company is not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of May 31, 2001, the beneficial ownership of the Company's common stock by each person known by the Company to own beneficially 5% or more of the common stock of the Company outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

     Name                                  Amount Owned
     ----                       ------------------------------------
                                                                           Percent of
                                  Shares of     Options/Warrants to         Class (1)
                                Common Stock   Purchase Common Stock   Beneficially Owned
                                ------------   ---------------------   ------------------

     Anthony So                  1,626,195(2)       286,000(3)               32.47%
     John Stewart Jackson IV       461,975          110,000(3)               10.01%
     W. Douglas Moreland           475,000                0                   8.48%

--------------------

(1) Based on beneficial ownership of both shares of common stock and of options to purchase common stock that are immediately exercisable.

(2) Includes 1,068,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(3)  See "Share Ownership" for additional information.

     There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

     Of the 5,601,859 shares of common stock outstanding as of May 31, 2001, 4,312,638 were held in the United States by 235 holders of record. The Company has 246 shareholders of record and estimates that it has in excess of 824 shareholders holding their stock in street name (who have not objected to their names being disclosed to the Company).

B.   Related party transactions.

     Mr. George O'Leary, a director of the Company, is paid a commission on orders placed by customers which he obtains for the Company. The amount of the commission is negotiated on a deal-by-deal basis, without a written agreement. During the fiscal year ended March 31, 2001, Mr. O'Leary was paid an aggregate of $170,134 in commissions.

C.   Interests of experts and counsel.

     Not Applicable.

Item 8. Financial Information

Financial Statements

     Our Consolidated Financial Statements are set forth under Item 18. Financial Statements.

Legal Proceedings

     The Company is not party to any legal proceedings other than routine litigation incidental to its business and there are no material legal proceedings pending with respect to the property of the Company.

A.   Consolidated statements and other financial information.

     Please refer to Item 18.

B.   Significant changes.

     None

Item 9. The Offer and Listing

A.   Offer and listing details.

     The Company's common stock is traded only in the United States over-the-counter market. It is quoted on the Nasdaq National Market System ("NASDAQ") under the trading symbol "BNSO." The following table sets forth, for the periods indicated, the range of high and low closing sales prices per share reported by Nasdaq. The quotations represent prices between dealers and do not include retail markup markdown or commissions and may not necessarily represent actual transactions.

                   Period                           High               Low
                   ------                           ----               ---

Last Five Fiscal Years
     April 1, 1996 to March 31, 1997               $ 3.125            $ 1.8125
     April 1, 1997 to March 31, 1998               $10.125            $ 1.6875
     April 1, 1998 to March 31, 1999               $11.375            $ 3.5625
     April 1, 1999 to March 31, 2000               $19.875            $ 5.75
     April 1, 2000 to March 31, 2001               $17.5625           $ 6.00

Last Two Fiscal Years
     April 1, 1999 to June 30, 1999                $ 7.625            $ 5.75
     July 1, 1999 to September 30, 1999            $ 7.625            $ 6.28125
     October 1, 1999 to December 31, 1999          $ 8.9375           $ 6.875
     January 1, 2000 to March 31, 2000             $19.875            $ 7.50
     April 1, 2000 to June 30, 2000                $17.5625           $12.125
     July 1, 2000 to September 30, 2000            $12.50             $ 7.9375
     October 1, 2000 to December 31, 2000          $11.5625           $ 6.375
     January 1, 2001 to March 31, 2001             $12.875            $ 6.00

Most Recent Six Months
     December 2000                                 $11.56             $ 7.88
     January 2001                                  $ 9.1875           $ 6.00
     February 2001                                 $12.875            $ 9.625
     March 2001                                    $12.7656           $ 6.625
     April 2001                                    $ 7.625            $ 3.64
     May 2001                                      $ 6.10             $ 4.34


Transfer and Warrant Agent

     The transfer agent and registrar for the common stock and the Warrant Agent for the warrants is U.S. Stock Transfer Corporation, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10. Additional Information.

A.   Share capital.

     Not Applicable.

B.   Memorandum and articles of association.

     A copy of the Company's Memorandum and Articles of Association, as amended, has been filed as an exhibit to the Company's registration statement on Form F-2 filed with the SEC on October 7, 1994 (SEC File No. 33-84872) and is incorporated herein by this reference.

C.   Material contracts.

     The Company has not entered into any material contracts outside of the ordinary course of business during the last two years except for its Agreement to acquire Korona. For additional information about the acquisition of Korona, please see Item 4. History and Information on the Company.

D.   Exchange controls.

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

E.   Taxation.

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


F.   Dividends and paying agents.

     Not Applicable

G.   Statement by experts.

     Not Applicable.

H.   Documents on display.

     You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

     The SEC allows us to "incorporate by reference" the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

I.   Subsidiary information.

     Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to a certain level of foreign currency exchange risk and interest rate risk.

Foreign Currency Risk

     The majority of our net sales are priced in United States dollars. Our costs and expenses are priced in United States dollars, Hong Kong dollars, Chinese renminbi, and Japanese Yen. Accordingly, the competitiveness of our products relative to products produced domestically (in foreign markets) may be affected by the performance of the United States dollar compared with that of its foreign customers' currencies. Additionally, we are exposed to the risk of foreign currency transaction and translation losses which might result from adverse fluctuations in the values of the Hong Kong dollar, the Chinese renminbi, and the Japanese Yen. These factors are also applicable as a result of our acquisition of Korona, subsequent to year end. Korona derives a significant portion of its net sales in German Marks or Euros.

     Fluctuations in the value of the Hong Kong dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong dollar to that of the United States dollar. However, there can be no assurance that the value of the Hong Kong dollar will continue to be tied to that of the United States dollar. China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange. China approved current account convertibility of the Chinese renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund's Articles of Agreement on December 1, 1996. These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon. There can be no assurance that these currencies will remain stable or will fluctuate to our benefit.

     To manage our exposure to foreign currency and translation risks, we may purchase currency exchange forward contracts, currency options, or other derivative instruments, provided such instruments may be obtained at suitable prices. However, to date we have not done so.

Interest Rate Risk

     Our interest rate risk primarily arises from our long-term debt and our general banking facilities. At March 31, 2001, our total long-term debt aggregated $40,919, and we had utilized approximately $5.9 million of our total banking facilities of $14.56 million. Based on the maturity profile and composition of our long-term debt and general banking facilities, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

     For further information concerning our banking facilities the interest rates payable, and repayment terms please see Note 7 to our financial statements.

Item 12. Description of Securities Other Than Equity Securities

     Not Applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None

Item 15. Reserved

Item 16. Reserved

                                    PART III

Item 17. Financial Statements

     Not Applicable.

Item 18. Financial Statements

     The following Financial Statements are filed as part of this Annual Report:

                                                                      Page
                                                                      ----
     Index to Consolidated Financial Statements                       F-1
     Report of Independent Accountants                                F-2
     Consolidated Balance Sheets as of March 31, 2000 and 2001        F-3
     Consolidated Statements of Comprehensive Income for the years    F-4
        ended March 31, 1999, 2000 and 2001
     Consolidated Statements of Changes in Shareholders' Equity       F-5
        for the years ended March 31, 1999, 2000 and 2001
     Consolidated Statements of Cash Flows for the years ended        F-6
     March 31, 1999, 2000 and 2001
     Notes to Consolidated Financial Statements                 F-7 through F-27

Item 19. Exhibits

          Number        Description
          ------        -----------

          10.22 Stock Purchase Agreement between Bonso Electronics International Inc. and Augusta Technologie AG relating to the acquisition of Korona Haushaltsaren GmbH and Co Kg dated April 25, 2001.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf by.


                                          BONSO ELECTRONICS INTERNATIONAL INC.



Date   July  26, 2001                     /s/ Anthony So
                                          --------------------------------------
                                          Anthony So, President

                        Consolidated Financial Statements

                      Bonso Electronics International Inc.
                  (Incorporated in the British Virgin Islands)
                                and Subsidiaries

                                 March 31, 2001

                             PricewaterhouseCoopers
                             Independent Accountants

                   Index to Consolidated Financial Statements



Contents                                                                 Pages
--------                                                                 -----


Report of Independent Accountants........................................ F-2


Consolidated Balance Sheets as of March 31, 2000 and 2001................ F-3


Consolidated Statements of Comprehensive Income for the years ended
March 31, 1999, 2000 and 2001............................................ F-4


Consolidated Statements of Changes in Shareholders' Equity for the
years ended March 31, 1999, 2000 and 2001................................ F-5


Consolidated Statements of Cash Flows for the years ended
March 31, 1999, 2000 and 2001............................................ F-6


Notes to Consolidated Financial Statements............................... F-7

                        Report of Independent Accountants
                        ---------------------------------


Board of Directors and Shareholders
Bonso Electronics International Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and Subsidiaries (the "Group") as of March 31, 2000 and 2001 and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly the financial position of the Group as of March 31, 2000 and 2001 and the results of their operations and cash flows for each of the three years in the period ended March 31, 2001, in conformity with generally accepted accounting principles in the United States of America.


/s/ PricewaterhouseCoopers
--------------------------
PricewaterhouseCoopers


Hong Kong,
June 1, 2001



                      Bonso Electronics International Inc. and Subsidiaries
                                   Consolidated Balance Sheets
                              (Expressed in United States Dollars)

                                                                                March 31
                                                                       ------------------------
                                                                            2000           2001
                                                                               $              $
Assets

Current assets
 Cash and cash equivalents                                             7,959,404      5,322,397
 Restricted cash deposits (Note 7)                                     2,071,952      2,873,898
 Trade receivables, net (Note 2)                                       1,661,050      3,518,943
 Inventories, net (Note 3)                                             6,192,611      5,310,889
 Notes receivable                                                        525,175      1,086,949
 Income taxes recoverable                                                    112           --
 Deferred income tax assets - current (Note 5(d))                         24,802         10,190
 Other receivables, deposits and prepayments                             235,851        619,858
                                                                     -----------    -----------
 Total current assets                                                 18,670,957     18,743,124
                                                                     -----------    -----------

Deposits (Note 10(b))                                                    398,147         70,511

Deferred income tax assets - non current (Note 5(d))                     101,570         87,245

Property, plant and equipment

 Leasehold land and buildings                                          9,922,677     12,248,784
 Plant and machinery                                                   7,176,310     10,766,115
 Molds                                                                 2,113,066      2,113,066
 Furniture, fixtures and equipment                                     2,938,724      3,291,043
 Motor vehicles                                                          304,869        304,869
                                                                     -----------    -----------
                                                                      22,455,646     28,723,877
 Less: accumulated depreciation and amortization                      (7,833,604)   (10,128,087)
                                                                     -----------    -----------
 Net property, plant and equipment                                    14,622,042     18,595,790
                                                                     -----------    -----------
 Total assets                                                         33,792,716     37,496,670
                                                                     ===========    ===========

Liabilities and shareholders' equity

Current liabilities
 Notes payable (Note 7)                                                  819,099      3,234,897
 Accounts payable                                                      3,028,023      3,435,626
 Accrued charges and deposits                                            882,839      1,029,967
 Income taxes payable                                                       --           95,694
 Short-term loans (Note 7)                                               622,229      1,086,949
 Current portion of long-term debt and capital lease obligations
  (Notes 4 and 6(a))                                                     553,467        537,029
                                                                     -----------    -----------
 Total current liabilities                                             5,905,657      9,420,162
                                                                     -----------    -----------

Long-term debt and capital lease obligations, net of current
 maturities (Notes 4 and 6(a))                                           864,798        403,890

Commitments and contingencies (Note 6(b) and 10)

Shareholders' equity (Notes 8(b), 13, 14 and 15)

 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : 2000-5,712,610; 2001-5,496,133        17,133         16,484
 Additional paid-in capital                                           22,325,500     21,854,160
 Deferred consultancy fee                                                   --         (762,840)
 Promissory note receivable from shareholder (Note 8(b))              (1,430,000)          --
 Retained earnings                                                     5,873,656      6,927,842
 Accumulated other comprehensive income                                  235,972        235,972
 Common stock held in treasury, at cost (Note 13)                           --         (599,000)
                                                                     -----------    -----------
                                                                      27,022,261     27,672,618
                                                                     -----------    -----------

Total liabilities and shareholders' equity                            33,792,716     37,496,670
                                                                     ===========    ===========

                      See notes to these consolidated financial statements

                                              F-3


                 Bonso Electronics International Inc. and Subsidiaries
                    Consolidated Statements of Comprehensive Income
                         (Expressed in United States Dollars)



                                                1999           2000           2001
                                                      $              $              $

Net sales (Note 16)                          13,046,265     15,380,286     29,566,680
Cost of sales                                 8,812,173     11,117,922     22,400,017
                                            -----------    -----------    -----------
Gross margin                                  4,234,092      4,262,364      7,166,663

Selling expenses                                196,974        261,297        382,422
Salaries and related costs                    1,625,731      1,898,944      2,333,776
Research and development expenses               566,030        186,251        297,740
Administration and general expenses           1,601,186      1,646,320      2,410,872
                                            -----------    -----------    -----------
Income from operations                          244,171        269,552      1,741,853
Interest income                                  63,488        129,794        458,328
                                            -----------    -----------    -----------
Interest expenses                              (445,644)      (261,288)      (337,526)
Less: Interest capitalized                       25,108           --             --
                                            -----------    -----------    -----------
                                               (420,536)      (261,288)      (337,526)
Foreign exchange gains                           37,882         14,449         42,722
Other income                                     52,662        191,790        204,585
Consultancy fee (Note 15(d))                       --             --         (381,420)
                                            -----------    -----------    -----------
Income before income taxes                      (22,333)       344,297      1,728,542
Income tax benefit/(expense) (Note 5(c))         36,087          3,401       (124,743)
                                            -----------    -----------    -----------
Net income                                       13,754        347,698      1,603,799

Other comprehensive income, net of tax:
 Foreign currency translation adjustments         1,743            701           --
                                            -----------    -----------    -----------
Comprehensive income                             15,497        348,399      1,603,799
                                            ===========    ===========    ===========

Earnings per share (Note 12)
 Basic                                       0.45 cents     9.89 cents    28.82 cents
                                            ===========    ===========    ===========

 Diluted                                     0.37 cents     8.74 cents    28.24 cents
                                            ===========    ===========    ===========


                 See notes to these consolidated financial statements

                                         F-4


                              Bonso Electronics International Inc. and Subsidiaries
                           Consolidated Statements of Changes in Shareholders' Equity
                                      (Expressed in United States Dollars)


                                              Common stock
                                       -------------------------
                                                                                      Promissory
                                                                                            note
                                                                       Additional     receivable         Common
                                             Shares         Amount        paid-in           from           tock
                                        outstanding    outstanding        capital    shareholder     subscribed
                                        -----------    -----------    -----------    -----------    -----------
                                                                 $              $              $              $
Balance, March 31, 1998                   2,828,562          8,485      8,724,503     (1,350,000)     1,350,000
                                        -----------    -----------    -----------    -----------    -----------

Net income                                                    --             --             --             --
Other comprehensive income, net
 of tax
Foreign currency adjustments:
Cumulative translation adjustments                            --             --             --             --
                                        -----------    -----------    -----------    -----------    -----------

Comprehensive income                           --             --             --             --             --
Issued of common stock (note 8(b))          200,000            600      1,349,400           --       (1,350,000)
Common stock issued upon exercise
 of share options (note 14)                  65,000            193        131,202           --             --
Common stock issued upon exercise
 of warrants, net of expenses
 (note 15(a))                                25,597             75           --             --             --
Interest income from promissory
 note receivable (note 8(b))                   --             --           80,000        (80,000)          --
                                        -----------    -----------    -----------    -----------    -----------
Balance, March 31, 1999                   3,119,159          9,353     10,285,105     (1,430,000)          --

                                        -----------    -----------    -----------    -----------    -----------
Net income                                                    --             --             --             --
Other comprehensive income, net
 of tax
Foreign currency adjustments:
Cumulative translation adjustments                            --             --             --             --
                                        -----------    -----------    -----------    -----------    -----------

Comprehensive income                           --             --             --             --             --
Common stock issued upon exercise
 of share options (note 14)                 919,675          2,759         52,089           --             --
Common stock issued upon
 exercise of warrants, net of
 expenses (note 15(a))                    1,673,776          5,021     11,988,306           --             --
                                        -----------    -----------    -----------    -----------    -----------
Balance, March 31, 2000                   5,712,610         17,133     22,325,500     (1,430,000)          --

                                        -----------    -----------    -----------    -----------    -----------
Net income                                                     --             --             --             --
Other comprehensive income,
 net of tax
Foreign currency adjustments:
 Cumulative translation adjustments                            --             --             --             --
                                        -----------    -----------    -----------    -----------    -----------

Comprehensive income                           --             --             --             --             --
Common stock issued upon exercise
 of share options (note 14)                   7,023             21            (21)          --             --
Deferred consultancy fee (note 15(d))          --             --        1,144,260           --             --
Amortization of deferred
 consultancy fee (note 15(d))                  --             --             --             --             --
Common stock issued upon exercise
 of warrants (note 15(d))                    50,000            150        399,850           --             --
Cash dividends declared on
 common stock ($0.1 per share)                 --             --             --             --             --
Purchase of common stock (note 13)             --             --             --             --             --
Retirement of common stock
 (note 13)                                  (73,500)          (220)      (586,029)          --             --
Cancellation of common stock
 subscribed (note 8(b))                    (200,000)          (600)    (1,429,400)     1,430,000           --
                                        -----------    -----------    -----------    -----------    -----------
Balance, March 31, 2001                   5,496,133         16,484     21,854,160           --             --
                                        ===========    ===========    ===========    ===========    ===========


                              See notes to these consolidated financial statements

                                                      F-5

                              Bonso Electronics International Inc. and Subsidiaries
                           Consolidated Statements of Changes in Shareholders' Equity
                                      (Expressed in United States Dollars)
                                                     (Con't)


                                                                                     Accumulated
                                                                                           other
                                                                                   comprehensive
                                             Common       Deferred                income-foreign         Total
                                         stock held    consultancy       Retained       currency shareholders'
                                        at treasury            fee       earnings    adjustments        equity
                                        -----------    -----------    -----------    -----------   -----------
                                                  $              $              $              $             $
Balance, March 31, 1998                        --             --        5,512,204        233,528    14,478,720

                                        -----------    -----------    -----------    -----------   -----------
Net income                                     --             --           13,754           --          13,754
Other comprehensive income, net
 of tax
Foreign currency adjustments:
Cumulative translation adjustments             --             --             --            1,743         1,743
                                        -----------    -----------    -----------    -----------   -----------

Comprehensive income                           --             --           13,754          1,743        15,497
Issued of common stock (note 8(b))             --             --             --             --            --
Common stock issued upon exercise
 of share options (note 14)                    --             --             --             --         131,395
Common stock issued upon exercise
 of warrants, net of expenses
 (note 15(a))                                  --             --             --             --              75
Interest income from promissory
 note receivable (note 8(b))                   --             --             --             --            --
                                        -----------    -----------    -----------    -----------   -----------
Balance, March 31, 1999                        --             --        5,525,958        235,271    14,625,687

                                        -----------    -----------    -----------    -----------   -----------
Net income                                     --             --          347,698           --         347,698
Other comprehensive income, net
 of tax
Foreign currency adjustments:
Cumulative translation adjustments             --             --             --              701           701
                                        -----------    -----------    -----------    -----------   -----------

Comprehensive income                           --             --          347,698            701       348,399
Common stock issued upon exercise
 of share options (note 14)                    --             --             --             --          54,848
Common stock issued upon
 exercise of warrants, net of
 expenses (note 15(a))                         --             --             --             --      11,993,327
                                        -----------    -----------    -----------    -----------   -----------
Balance, March 31, 2000                        --             --        5,873,656        235,972    27,022,261

                                        -----------    -----------    -----------    -----------   -----------
Net income                                     --             --        1,603,799           --       1,603,799
Other comprehensive income,
 net of tax
Foreign currency adjustments:
 Cumulative translation adjustments            --             --             --             --            --
                                        -----------    -----------    -----------    -----------   -----------

Comprehensive income                           --             --        1,603,799           --       1,603,799
Common stock issued upon exercise
 of share options (note 14)                    --             --             --             --            --
Deferred consultancy fee (note 15(d))          --       (1,144,260)          --             --            --
Amortization of deferred
 consultancy fee (note 15(d))                  --          381,420           --             --         381,420
Common stock issued upon exercise
 of warrants (note 15(d))                      --             --             --             --         400,000
Cash dividends declared on
 common stock ($0.1 per share)                 --             --         (549,613)          --        (549,613)
Purchase of common stock (note 13)       (1,185,249)          --             --             --      (1,185,249)
Retirement of common stock
 (note 13)                                  586,249           --             --             --            --
Cancellation of common stock
 subscribed (note 8(b))                        --             --             --             --            --
                                        -----------    -----------    -----------    -----------   -----------
Balance, March 31, 2001                    (599,000)      (762,840)     6,927,842        235,972    27,672,618
                                        ===========    ===========    ===========    ===========   ===========


                               See notes to these consolidated financial statements

                                                  F-5 (Con't)


                       Bonso Electronics International Inc. and Subsidiaries
                               Consolidated Statements of Cash Flows
                               (Expressed in United States Dollars)


                                                               1999           2000           2001
                                                                  $              $              $

Cash flows from operating activities
 Net income                                                  13,754        347,698      1,603,799
 Adjustments to reconcile net income to net cash
  provided by operating activities
  Depreciation                                            1,109,286      1,316,994      2,019,621
  Amortization                                              275,323        302,179        329,564
  Consultancy fee                                              --             --          381,420
  Other                                                     (51,187)       (25,677)       124,743

 Changes in assets and liabilities:

 Trade receivables                                          596,696     (1,259,455)    (1,857,893)
 Other receivables, deposits and prepayments                157,693          7,380       (384,007)
 Notes receivable                                          (349,931)       165,274       (561,774)
 Inventories                                              1,341,075     (1,622,488)       865,373
 Accounts payable, accrued charges and deposits            (390,808)     2,258,494        554,731
 Other                                                      (57,289)       110,849         51,315
                                                        -----------    -----------    -----------
 Net cash provided by operating activities                2,644,612      1,601,248      3,126,892
                                                        -----------    -----------    -----------

Cash flows from investing activities

 Restricted cash deposits                                   (59,421)    (1,060,264)      (801,946)
 Deposit for property, plant and equipment                     --         (398,147)       (70,511)
 Proceeds from disposal of property, plant and
  equipment                                                    --            8,149            441
 Acquisition of property, plant and equipment              (866,891)    (3,458,318)    (5,846,296)
                                                        -----------    -----------    -----------
 Net cash used in investing activities                     (926,312)    (4,908,580)    (6,718,312)
                                                        -----------    -----------    -----------

Cash flows from financing activities

 Issue of shares on exercise of warrants and options        317,966     12,272,436        400,000
 Repurchase of common stock                                    --             --       (1,185,249)
 Expenses paid for warrant redemption                      (201,586)      (224,261)          --
 Principal payments under long-term debt                   (381,826)      (111,984)       (65,016)
 Capital lease payments                                    (372,192)      (436,165)      (526,227)
 Net (repayment)/advance under banking facilities        (1,254,981)      (503,428)     2,880,518
 Payment of dividends to stockholders                          --             --         (549,613)
                                                        -----------    -----------    -----------
 Net cash (used in)/provided by financing activities     (1,892,619)    10,996,598        954,413
                                                        -----------    -----------    -----------

 Effect of foreign exchange rate changes on cash             (2,688)        (1,309)          --
                                                        -----------    -----------    -----------

 Net (decrease)/increase in cash and cash equivalents      (177,007)     7,687,957     (2,637,007)
 Cash and cash equivalents, beginning of year               448,454        271,447      7,959,404
                                                        -----------    -----------    -----------
 Cash and cash equivalents, end of year                     271,447      7,959,404      5,322,397
                                                        ===========    ===========    ===========
Supplemental disclosure of cash flow information

 Cash paid during the year for:
  Interest paid, net of amounts capitalized                 420,536        261,288        337,526
  Income tax paid, net of refund                            (21,202)       (22,276)          --


                       See notes to these consolidated financial statements

                                               F-6

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


1        Description of business and significant accounting policies

         Bonso Electronics International Inc. ("the Company") and its subsidiaries are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, electronic consumer, health care and telecommunication products.

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

         The significant accounting policies are as follows:

 (a)     Principles of consolidation

         The consolidated financial statements include the accounts of the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). All significant intercompany accounts and transactions are eliminated.

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

 (d)     Revenue recognition

         Revenue is recognized on the transfer of title of ownership, which generally coincides with the time when the products are shipped to customers.

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

         Total advertising costs incurred for the years ended March 31, 1999, 2000 and 2001 amounted to $43,424, $12,633 and $9,942 respectively.

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

         (iii) The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for statement of income. Adjustments resulting from translation of financial statements are reflected as a separate component of shareholders' equity.

2        Allowance for doubtful accounts

         Changes in the allowance for doubtful accounts consist of:

                                             1999         2000         2001
                                                $            $            $

         Balance, April 1                  33,333       39,359          --
         Additions charged to expense       6,026         --            --
         Write-off                           --        (39,359)         --
                                          -------     --------      -------
         Balance, March 31                 39,359         --            --
                                          =======     ========      =======

3        Inventories

 (a)     The components of inventories are as follows:

                                              2000                2001
                                                 $                   $

         Raw materials                   4,752,422           3,611,961
         Work in progress                  921,679           1,125,138
         Finished goods                    841,636             913,265
                                        ----------          ----------
                                         6,515,737           5,650,364
         Inventories reserves             (323,126)           (339,475)
                                        ----------          ----------
                                         6,192,611           5,310,889
                                        ==========          ==========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


3        Inventories (Continued)

(b)     Changes in the inventories reserves consist of the following:

                                                 1999         2000         2001
                                                    $            $            $

         Balance, April 1                     267,624      195,321      323,126
         Additions charged to expense            --        127,805      210,362
         Write-off                            (72,303)        --       (194,013)
                                             --------     --------     --------
         Balance, March 31                    195,321      323,126      339,475
                                             ========     ========     ========

4        Long-term debt

         Long-term debt denominated in Renminbi consists of the following:

                                                              March 31
                                                       ----------------------
                                                          2000           2001
                                                             $              $

         Loan payable to a property developer at
            14% per annum                               19,802           --
         Bank loans at 5.3% per annum                     --           68,683
                                                       -------        -------
                                                        19,802         68,683
         Less: current portion                         (19,802)       (38,452)
                                                       -------        -------
         Long-term debt, less current maturities          --           30,231
                                                       =======        =======

5        Taxation

(a) The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong and the PRC. The current rates of taxation of the subsidiaries operating in Hong Kong and Shenzhen in the PRC are 16% and 15%, respectively. The Group is not subject to income taxes in the British Virgin Islands.

(b) Pursuant to the relevant income tax laws in the PRC, Bonso Electronics (Shenzhen) Co., Ltd, a wholly owned subsidiary of the Company, is fully exempt from PRC state income tax for two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Co., Ltd. was deemed to be the financial year ended December 31, 1998.

(c)      The components of the income tax benefit/(expense) are as follows:

                                                    1999       2000       2001
                                                       $          $          $

         Deferred income tax benefit/(expense)    38,956     13,898    (28,937)
         Current income tax expense               (2,869)   (10,497)   (95,806)
                                                --------   --------   --------
         Total income tax benefit                 36,087      3,401   (124,743)
                                                ========   ========   ========

                    Bonso Electronics International Inc. and Subsidiaries
                         Notes to Consolidated Financial Statements
                            (Expressed in United States Dollars)


5        Taxation (Continued)

(d)      Deferred tax assets are comprised of the following:

                                                        2000          2001
                                                           $             $
          Deferred tax liabilities

          Accelerated depreciation                   (10,395)         (852)

          Deferred tax assets
                                                     -------       -------
          Tax loss carry forwards                    127,385        98,246
          Valuation allowance                        (15,420)      (10,149)
                                                     -------       -------

                                                     111,965        88,097
          Others                                      24,802        10,190
                                                     -------       -------
                                                     136,767        98,287
                                                     -------       -------
          Net deferred tax assets                    126,372        97,435
          Less: current portion                       24,802        10,190
                                                     -------       -------
          Non current portion                        101,570        87,245
                                                     =======       =======

         As of March 31, 2001, the Group had accumulated tax losses amounting to $614,038 (the tax effect thereon is $98,246) which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may be disputed by the tax authorities.

         As of March 31, 2001, the Group's accumulated tax losses have no definite period of expiration.

(e)      Changes in the valuation allowance consist of:

                                                           1999          2000          2001
                                                              $             $             $

         Balance, April 1                                61,176        34,693        15,420
         Reduction credited to income tax expense        (4,630)         (337)       (5,271)
         Release of valuation allowance upon:
         - approval of losses by tax authorities        (21,853)      (18,936)         --
                                                        -------       -------       -------
         Balance, March 31                               34,693        15,420        10,149
                                                        =======       =======       =======

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


5        Taxation (Continued)

(f) The actual income tax benefit/(expense) attributable to earnings for the years ended March 31, 1999, 2000 and 2001 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

                                                            1999               2000              2001
                                                               $                  $                 $

         Hong Kong statutory tax rate                      16.0%              16.0%             16.0%
         Income tax (expense)/credit at the Hong
          Kong statutory tax rate                          3,573            (55,088)         (276,567)
         Offshore profit not subject to income tax        40,477             77,672           171,520
         Valuation allowance on tax loss                  26,483             19,273             5,271
         Over/(under) provision for Hong Kong
          tax in prior years                             (22,064)            (5,200)            3,194
         Expenses not deductible for income tax
          purposes                                        (5,756)           (24,365)          (13,480)
         Other                                            (6,626)            (8,891)          (14,681)
                                                        --------           --------          --------
         Total income tax benefit                         36,087              3,401          (124,743)
                                                        ========           ========          ========

6        Leases

(a)      Capital leases

         Motor vehicles and plant and machinery include the following amounts for capitalized leases:

                                                              Motor vehicles             Plant and machinery
                                                    ----------------------------    ----------------------------
                                                                March 31                         March 31
                                                    ----------------------------    ---------------------------
                                                          2000             2001            2000            2001
                                                             $                $               $               $

         Cost                                           59,513           59,513       2,238,400       1,975,887
         Less: accumulated amortization                  8,927           20,830         258,758         532,831
                                                    ----------       ----------      ----------      ----------
                                                        50,586           38,683       1,979,642       1,443,056
                                                    ==========       ==========      ==========      ==========

         During the years ended March 31, 1999, 2000 and 2001, the Group entered into additional capital lease obligations amounting to $78,974, $1,540,608 and $Nil respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


6        Leases (Continued)

(a)      (Continued)

         Future minimum payments for capital leases as of March 31, 2001 with an initial term of more than one year are as follows:

                                                                              $

         2002                                                           564,073
         2003                                                           418,134
                                                                      ---------
         Total minimum lease payments                                   982,207

         Less: amount representing interest                            (109,971)
                                                                      ---------
         Present value of net minimum lease payments (including
          current portion of $498,577, as of March 31, 2001)            872,236
                                                                      =========

(b)      Operating leases

         As of March 31, 2001, future minimum lease commitments in respect of noncancellable operating leases for office premises and staff quarters in Hong Kong and the PRC are as follows:

                                                                              $

         2002                                                           127,331
         2003                                                            98,485
         2004                                                             3,672
                                                                       --------
                                                                        229,488
                                                                       ========

         Rent expense for all operating leases amounted to $166,824, $84,749 and $123,124 for the years ended March 31, 1999, 2000 and 2001, respectively.



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


7        Banking facilities

         As of March 31, 2001, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, short-term loans and long-term loans. The facilities are interchangeable with total amounts available of $14,555,862 (2000: $8,358,975). All general banking facilities granted to the Group are denominated in Hong Kong dollars and Renminbi.

         The Group's general banking facilities, expressed in United States
         Dollars, are further analyzed as follows:

                                                                                    Terms of banking facilities as of
                                     Amount available           Amount utilized                 March 31, 2001
                                ------------------------   -----------------------    ------------------------------
                                           March 31                   March 31
                                ------------------------   -----------------------
                                      2000          2001         2000         2001         Interest       Repayment
                                         $             $            $            $             rate           terms
         Import and export
          facilities

         Letters of credit       3,192,774     7,179,487    1,585,516    4,749,698

         Including sublimit
          of:
          Notes payable          2,679,953     7,179,487      819,099    3,234,897       Prime rate    Repayable in
                                                                                         minus 0.5%     full within
                                                                                      to Prime rate     four months
                                                                                       plus 0.2% or
                                                                                         HIBOR + 2%


         Short-term loans        3,371,329     5,384,615      622,229    1,086,949       Prime rate    Repayable in
                                                                                         minus 0.5%     full within
                                                                                      to Prime rate    three months
                                                                                       plus 0.2% or
                                                                                         HIBOR + 2%

         Other facilities

         Bank overdrafts         1,153,846     1,923,077         --           --         Prime rate       Repayable
                                                                                      to Prime rate       on demand
                                                                                       plus 0.5% or
                                                                                              HIBOR
                                                                                            + 0.05%

         Fixed-term loan           641,026          --           --           --               --             --

         Long-term loans              --          68,683         --         68,683       Fixed rate    Repayable by
            (Note 4)                                                                        of 5.3%      21 monthly
                                                                                                        instalments
                                ----------    ----------   ----------   ----------
                                 8,358,975    14,555,862    2,207,745    5,905,330
                                ==========    ==========   ==========   ==========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


7        Banking facilities (Continued)

         The Prime rate and HIBOR rate were 8.00% and 4.9375% per annum, respectively, as of March 31, 2001. The Prime rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.

         The banking facilities are collateralized by the following:

         (a) a legal charge over leasehold properties of the Group with net book value of $3,967,190 (2000: $1,967,120); and

         (b) a bank guarantee of $150,000 (2000: $150,000) and restricted cash deposits of $2,873,898 (2000: $2,071,952). The restricted cash deposits have original maturities of less than three months.

         The weighted average interest rate of short-term borrowings of the Group is as follows:

                                         Year ended March 31
                                      -------------------------
                                       2000                2001

         Bank overdrafts               9.3%                9.5%
         Notes payable                 8.6%                9.4%
         Short-term loans              8.6%                9.4%

8        Related party transactions

(a) The Group paid emoluments, commissions and/or consultancy fees to its directors as follows:

         Year ended     Mr So Hung Gun,        Ms Pang Kit         Mr Chung Kim          Mr Luk Kam
         March 31               Anthony        Teng, Cathy                  Wah                 Sun
         --------           -----------        -----------          -----------         -----------
         1999            $441,538 (iii)            $90,394         $113,589(ii)         $91,154(iv)
         2000            $553,718 (iii)           $103,744         $128,854(ii)        $106,923(iv)
         2001            $559,672 (iii)           $106,359         $137,285(ii)         $20,816(iv)

                             Mr Fok Woo          Mr George        Mr. J Stewart            Mr Henry
                                   Ping            O'Leary              Jackson           Schlueter
                            -----------        -----------          -----------         -----------
         1999                       Nil        $115,342(i)                  Nil                 Nil
         2000                       Nil        $136,286(i)                  Nil                 Nil
         2001                       Nil        $170,134(i)                  Nil                 Nil

         (i)      This represented commissions and consultancy fee paid to Mr
                  George O'Leary.

         (ii)     Included in the emoluments is a housing allowance for $38,462 for each of the three years in the period ended March 31, 2001 payable to a company in which Mr Chung Kim Wah has a beneficial interest.

         (iii) Apart from the emoluments paid by the Group as above, one of the properties of the Group in Hong Kong is also provided to Mr. So Hung Gun, Anthony as director's quarter as part of his compensation.

         (iv)     Mr Luk Kam Sun resigned as a director of the Company on April
                  3, 2000.

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

9        Provident fund plan

(a) With effect from January 1, 1988, Bonso Electronics Limited ("BEL"), a wholly-owned foreign subsidiary of the Company, started a provident fund plan (the "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan.

         The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong Government commenced in December 2000. BEL joined the MPF with a major international assurance company. All permanent full time employees who joined BEL in or after December 2000, excluding factory workers, are eligible to join the MPF.

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

         Members' and employers' contributions to the MPF are both at 5% of the members' monthly salaries and are subject to a maximum contribution of HK$1,000 monthly.

(b) At normal retirement age, death or ill health, the member shall be entitled to receive from the Plan a lump sum equal to the total of the member's and BEL's contributions plus a return on their investment. On resignation prior to normal retirement age, a member shall be entitled to receive from the Plan a lump sum equal to the member's contributions plus a percentage of the employer's balance determined in accordance with a predetermined set scale.

         On resignation or at normal retirement age, death or ill health, the member of the MPF shall be entitled to a lump sum equal to the total of the member's and BEL's contributions plus a return on their investment.

(c) BEL's total contributions to the Plan and the MPF for the years ended March 31, 1999, 2000 and 2001 amounted to $54,046, $64,921 and $53,704 respectively.



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


10       Commitments and contingencies

(a) As of March 31, 2001, the Group had contingent liabilities to banks for outstanding letters of credit and shipping guarantee of $1,514,801
         (2000: $766,417) and $555,075 (2000: $19,340) respectively.

(b) As of March 31, 2001, the Group had commitments to acquire plant and machineries from third parties for an aggregate consideration of $2,958,785 of which $70,511 had been paid as deposits.

11       Research and development expenses

         Included in the research and development expenses for the year ended
         March 31, 1999 was $392,454 incurred in connection with a telephone project.

12       Earnings per share
                                                                       Year ended March 31
                                                      -------------------------------------------------
                                                            1999               2000                2001
                                                               $                  $                   $

         Income available to common
          shareholders                                    13,754            347,698           1,603,799

         Weighted average shares outstanding           3,079,219          3,515,690           5,564,536
         Incremental shares from assumed
          exercise of:
           Warrants                                      166,024             33,838              48,547
           Stock options                                 429,060            428,551              66,828
                                                      ----------         ----------          ----------
         Dilutive potential common shares                595,084            462,389             115,375
                                                      ----------         ----------          ----------
         Diluted weighted average shares               3,674,303          3,978,079           5,679,911
                                                      ==========         ==========          ==========

         Basic earnings per share                     0.45 cents         9.89 cents         28.82 cents
         Diluted earnings per share                   0.37 cents         8.74 cents         28.24 cents

         Earnings per share are computed based on the weighted average number of common shares and, as appropriate, dilutive common stock equivalents outstanding for the period and the related income amount.

         Warrants to purchase 1,087,201 shares of common stock at $17.35 per share were outstanding during the fiscal year ended March 31, 2001 but were not included in the calculation of diluted earnings per share during the year ended March 31, 2001 because the warrants' exercise price was greater than the market price of the Company's common stock.

13       Stockholders' equity

         In June 2000, the Board of Directors authorized the repurchase of the common stock of the Company up to a total consideration of $1,000,000.
         At various times from July 2000 to November 2000, the Company repurchased 123,500 shares of the Company's common stock, at an average cost of $7.78, for a total cost of $960,249.

         In December 2000, the Board of Directors further authorized the repurchase of 25,000 shares of the common stock of the Company.
         Subsequently in December 2000, the Company repurchased 25,000 shares of the Company's common stock, at an average cost of $9.00, for a total cost of $225,000.

         In March 2001, 73,500 shares of the repurchased common stock have been cancelled, and returned to the status of authorized but unissued shares. The remaining 75,000 repurchased shares of the common stock are held by the Company in treasury, which are recorded at cost in the Consolidated Balance Sheets at March 31, 2001.

         In April 2001, the 75,000 shares of common stock were cancelled and returned to the status of authorized but unissued shares.

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

         In January 2000, the Company granted options to certain employees to purchase an aggregate of 23,700 shares of common stock of the Company at an exercise price of $8.00 per share, which was equal to the market value on the date of grant, in accordance with the 1996 Stock Option
         Plan. The options shall expire on January 6, 2010 and can be exercised at any time immediately after granting. None of the options have been exercised during the year ended March 31, 2000, and 13,700 stock options were exercised to purchase 7,023 shares of common stock of the Company during the year ended March 31, 2001.

         The stock options outstanding in respect of the 1996 Stock Option Plan as of March 31, 2001 is summarized as follows:

                                                                       Average per share
                                                            ----------------------------

                                                      Number      Exercise        Market
                                                   of shares         price         price

         Balance, March 31, 1998 and 1999            400,000         $2.26         $2.26
         Exercised during the year                  (400,000)        $2.26         $2.26
         Grant at exercise price equal to the
          market value of the common shares
          on the date of grant                        23,700         $8.00         $8.00
                                                    --------      --------      --------
         Balance, March 31, 2000                      23,700         $8.00         $8.00
         Exercised during the year                   (13,700)        $8.00         $8.00
                                                    --------      --------      --------
         Balance March 31, 2001                       10,000         $8.00         $8.00
                                                    ========      ========      ========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


14       Stock option plan (Continued)

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

         In October 1996, the Company issued options to three non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $2.25 per share, which was equal to the market value on the date of grant. The options shall expire October 16, 2006 and can be exercised at any time immediately after granting. During the years ended on March 31, 1999 and 2000, 10,000 and 20,000 stock options were exercised to purchase 10,000 and 18,868 shares of common stock of the Company respectively.

         In September 1997, the Company issued options to four non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $5.06 per share, which was equal to the market value on the date of grant. The options shall expire on September 8, 2007 and can be exercised at any time immediately after granting. During the year ended March 31, 2000, 30,000 stock options were exercised to purchase 22,362 shares of common stock of the Company.

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

         In January 2000, the Company issued options to two non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 20,000 shares of the common stock of the Company at an exercise price of $8.125 per share, which was equal to the market value on the date of grant. The options shall expire on January 12, 2010 and can be exercised at any time immediately after granting. None of the options has been exercised during the years ended March 31, 2000 and March 31, 2001.

         In January 2001, the Company issued options to three non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 30,000 shares of the common stock of the Company at an exercise price of $7.875 per share, which was equal to the market value on the date of grant. The options shall expire on January 9, 2011 and can be exercised at any time immediately after granting. None of the options has been exercised up to March 31, 2001.



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


14       Stock option plan (Continued)

(a)      (Continued)

         The stock options activity in respect of the 1996 Non-Employee
         Directors' Stock Option Plan as of March 31, 2001 is summarized as follows:

                                                                                Average per share
                                                                         -----------------------------
                                                         Number           Exercise              Market
                                                      of shares              price               price

         Balance, March 31, 1998                         70,000              $3.86               $3.86
         Exercised during the year                      (10,000)             $2.25               $2.25
                                                       --------           --------            --------
         Balance, March 31, 1999                         60,000              $4.12               $4.12
         Exercised during the year                      (50,000)            $3.936              $3.936
         Grant at exercise price equal to the
          market value of the common shares
          on the date of grant                           20,000             $8.125              $8.125
                                                       --------           --------            --------
         Balance, March 31, 2000                         30,000             $7.103              $7.103

         Grant at exercise price equal to the
          market value of the common shares
          on the date of grant                           30,000             $7.875              $7.875
                                                       --------           --------            --------
         Balance, March 31, 2001                         60,000             $7.489              $7.489
                                                       ========           ========            ========

(b) In January 1997, the Company granted options to three non-employee directors to purchase an aggregate of 100,000 shares of common stock of the Company. The exercise price is $2.00 per share, which equaled the market value of the Company's common stock on the date of grant. The options shall expire on January 31, 2007 and can be exercised at any time immediately after granting. During the years ended March 31, 1999 and March 31, 2000, 55,000 and 45,000 options were exercised to purchase 55,000 and 41,981 shares of common stock of the Company respectively.

         The stock options summary as of March 31, 2001 is summarized as follows:

                                                                                           Average per share
                                                                                      ----------------------------
                                                                     Number          Exercise              Market
                                                                  of shares             price               price

         Balance, March 31, 1998                                   100,000              $2.00               $2.00
         Exercised during the year                                 (55,000)             $2.00               $2.00
                                                                  --------           --------            --------
         Balance, March 31, 1999                                    45,000              $2.00               $2.00

         Exercised during the year                                 (45,000)             $2.00               $2.00
                                                                  --------           --------            --------
         Balance, March 31, 2000 and
          March 31, 2001                                              --                  --                  --
                                                                  ========           ========            ========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


14       Stock option plan (Continued)

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

         The stock options summary as of March 31, 2001 is summarized as follows:

                                                             Average per share
                                                            -------------------
                                                Number      Exercise     Market
                                             of shares         price      Price

         Balance, March 31, 1998 and 1999      195,000         $6.20      $6.20

         Exercised during the year            (195,000)        $6.20      $6.20
                                              --------      --------   --------
         Balance, March 31, 2000 and
          March 31, 2001                          --             --         --
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

         The stock options summary as of March 31, 2001 is summarized as follows:

                                                             Average per share
                                                            -------------------
                                                Number      Exercise     Market
                                             of shares         price      price

         Balance, March 31, 1998                  --             --         --
         Grant at exercise price equal to
          the market value of the common
          shares on the date of grant          430,000         $3.60      $3.60
                                              --------      --------   --------
         Balance, March 31, 1999               430,000         $3.60      $3.60

         Exercise during the year             (430,000)        $3.60      $3.60
                                              --------      --------   --------
         Balance, March 31, 2000 and
          March 31, 2001                          --             --        --
                                              ========      ========   ========



                    Bonso Electronics International Inc. and Subsidiaries
                         Notes to Consolidated Financial Statements
                            (Expressed in United States Dollars)


14       Stock option plan (Continued)

 (e) In January 2000, the Company issued options to the directors and an employee to purchase an aggregate of 218,000 shares of common stock of the Company at an exercise price of US$8.00. The options shall expire on January 6, 2010 and can be exercised at any time immediately after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the years ended March 31, 2000 and March 31, 2001.

         The stock options summary as of March 31, 2001 is summarized as follows:

                                                             Average per share
                                                            -------------------
                                                   Number     Exercise        Market
                                                of shares        price         price

         Balance, March 31, 1998 and 1999            --            --            --
         Granted at exercise price equal to the
          market value of the common shares
          on the date of grant                    218,000        $8.00          $8.00
                                                  -------      -------        -------
         Balance, March 31, 2000 and
          March 31, 2001                          218,000        $8.00          $8.00
                                                  =======      =======        =======

 (f) The following table summarizes the information about all stock options of the Company outstanding at March 31, 2001:

                                                   Number                        Exercisable
                                           outstanding at   Average life           shares at
           Exercise price                  March 31, 2001         (years)     March 31, 2001
           --------------                  --------------        -------      --------------

         $5.06                                     10,000          6.4                10,000
         $8.00                                    228,000          8.8               228,000
         $8.125                                    20,000          8.8                20,000
         $7.875                                    30,000          9.8                30,000
                                                  -------                            -------
         $5.06 - $8.125                           288,000          8.8               288,000
                                                  =======                            =======


(g) Included in the options outstanding as of March 31, 2001 were 10,000 units held by Mr Ray Mehra who resigned as a director of the Company on January 2, 1998.

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

         Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted during the years ended March 31, 2000 and 2001 were $1,880,621 and $153,988, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model with the following weighted-average assumptions for the year ended March 31, 2001:
         risk-free interest rate of 4.7%; no dividend yield; volatility factor of the expected market price of the Company's common share of 76.3%;
         and a weighted-average expected life of the option of five years.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


14       Stock option plan (Continued)

(h)      (Continued)

         For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Group pro forma information follows:

                                                        2000              2001
                                                           $                 $
         Net income

          As reported                                347,698          1,603,799
          Pro forma                               (1,532,923)         1,449,811

         Basis earnings/(losses) per share

          As reported                             9.89  cents       28.82 cents
          Pro forma                             (43.60) cents       26.06 cents

         Diluted earnings/(losses) per share

          As reported                             8.74  cents       28.24 cents
          Pro forma                             (38.53) cents       25.53 cents

         Because compensation expense associated with an award is recognized over the vesting period, the initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the income statement.

15       Warrants

(a) As a result of the Company's second public offering in December 1994, the Company issued 2,200,000 five-year warrants to its public shareholders. Each warrant entitles the holder thereof to purchase one share of common stock of the Company at $7.35 per share. The warrants should expire on December 14, 2000 but were extended to January 31, 2001 on November 11, 1999. The warrants are redeemable by the Company at $0.05 per warrant upon 30 to 45 days notice at any time after December 14, 1995, or such earlier date as the representatives of the underwriters may determine, if the closing price per share of common stock of the Company for 20 consecutive trading days within the 30-day period prior to the date of notice of redemption is given equals or exceeds $8.575 per share. No warrants have been exercised or redeemed during the years ended March 31, 1997 and 1998. A total of 25,597 warrants and 1,673,776 warrants were exercised to purchase 25,597 shares and 1,673,776 shares of common stock of the Company at $7.35 per share during the years ended March 31, 1999 and March 31, 2000 respectively. The remaining 500,627 warrants expired on January 31, 2000.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


15       Warrants (Continued)

(b) In conjunction with the second public offering, the Company issued warrants to the representatives of the underwriters (the "Representatives' Warrants") to purchase from the Company up to an aggregate of 110,000 units at an exercise price of $9.1875 per unit; each unit consists of one share of common stock and two five-year warrants of the Company. The Representatives' Warrants are exercisable for a period of three years commencing December 15, 1996 but were extended to January 31, 2000 on November 11, 1999. Upon any transfer to a person other than an officer, shareholder or director of the representatives of the underwriters, the transferred or exercised five-year warrants must be exercised immediately or they will lapse. No warrants have been transferred or exercised during the years ended March 31, 1998, 1999 and 2000 and the warrants expired on January 31, 2000.

(c) On January 5, 2000, the Company has declared a one-for-one warrant dividend on all warrants of the Company which either were outstanding as of the close of trading on January 19, 2000 or which were exercised during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. Each two new warrants shall be exercisable to purchase 1 share of common stock of the Company at an exercise price of $17.50. A total of 2,174,403 new warrants were issued accordingly on June 1, 2000. No warrants have been exercised during the year ended March 31, 2001. The warrants will expire on December 31, 2001.

(d) On January 14, 2000, the Company has entered into an agreement with Profit Concepts Limited ("Profit Concepts"), which provides consulting services to the Company. The agreement provides for the issuance by the Company to Profit Concepts of non-callable warrants to purchase 250,000 shares of the Company's common stock at $8.00 per share, which was equal to the market price on that date. Profit Concepts is engaged in provision of advisory services for equity fund raising exercise of the Company and the warrants are exercisable for a period of three years from January 14, 2000. No warrants have been exercised up to March 31, 2000 and 50,000 warrants were exercised to purchase 50,000 shares of common stock of the Company at $8.00 per share during the year ended March 31, 2001.

         The fair value of the warrants on the date of issue was US$1,144,260 and it was recognised as consultancy fee in the Consolidated Statements of Comprehensive Income on a straight-line basis over the period of services by Profit Concepts which commenced on July 1, 2000 and concludes on January 13, 2003. The consultancy fee charged to the Consolidated Statements of Comprehensive Income amounted to Nil, Nil and $381,420 for the years ended March 31, 1999, 2000 and 2001 respectively.



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


16       Business segment information

(a) The Group's operations have been classified into four business segments: scales, health care products, telecommunication products and other. Summarized financial information by business segment for 1999, 2000 and 2001 is as follows:

                                                                     Identifiable    Depreciation
                                                Net     Operating    assets as of             and         Capital
                                              sales        profit        March 31    amortization     expenditure
                                         ----------    ----------      ----------      ----------      ----------
                                                  $             $               $               $               $

         2001

         Scales                          19,119,293     4,396,476      14,797,805       1,152,366       1,242,650
         Health care products               460,817        11,123          37,439           2,916           3,144
         Telecommunication products       8,679,253       760,968       5,728,041         784,610       2,639,195
         Other                            1,307,317       815,139       2,743,622         213,657         230,396
                                         ----------    ----------      ----------      ----------      ----------
         Total operating segments        29,566,680     5,983,706      23,306,907       2,153,549       4,115,385
         Corporate                                -    (4,241,853)     14,189,763         195,636       2,242,955
                                         ----------    ----------      ----------      ----------      ----------
         Group                           29,566,680     1,741,853      37,496,670       2,349,185       6,358,340
                                         ==========    ==========      ==========      ==========      ==========

         2000

         Scales                          12,608,415     2,889,663      12,552,235         980,122       1,228,865
         Health care products             1,246,305        40,071         174,062          13,591          17,041
         Telecommunication products         700,777       108,981       4,553,394         226,190       2,603,456
         Other                              824,789       589,994       2,562,840         200,116         250,903
                                         ----------    ----------      ----------      ----------      ----------
         Total operating segments        15,380,286     3,628,709      19,842,531       1,420,019       4,100,265
         Corporate                                -    (3,359,157)     13,950,185         199,154         898,661
                                         ----------    ----------      ----------      ----------      ----------
         Group                           15,380,286       269,552      33,792,716       1,619,173       4,998,926
                                         ==========    ==========      ==========      ==========      ==========

         1999

         Scales                          10,306,549     3,042,936      12,098,180       1,015,272         132,395
         Health care products             1,956,940        55,066         212,450          17,829           2,325
         Telecommunication products               -             -               -               -               -
         Other                              782,776       532,353       2,053,884         172,361          22,476
                                         ----------    ----------      ----------      ----------      ----------
         Total operating segments        13,046,265     3,630,355      14,364,514       1,205,462         157,196
         Corporate                                -    (3,386,184)      4,295,770         179,147       1,442,324
                                         ----------    ----------      ----------      ----------      ----------
         Group                           13,046,265       244,171      18,660,284       1,384,609       1,599,520
                                         ==========    ==========      ==========      ==========      ==========

         Operating profit by segment equals total operating revenues less expenses which are related to the segment's operating revenues.
         Operating profit of corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group. Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, income tax recoverable, deferred income tax assets and other identifiable assets not related specifically to individual segments.

                                      F-25


              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


16       Business segment information (Continued)

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

         Identifiable assets by geographical areas are as follows:

                                              2000                2001
                                                 $                   $

         Hong Kong                      16,009,366          17,561,478
         The PRC                        17,783,350          19,935,192
                                        ----------          ----------
         Total assets                   33,792,716          37,496,670
                                        ==========          ==========

(c) The following is a summary of net export sales by geographical areas constituting 10% or more of total sales of the Group for the years ended March 31, 1999, 2000 and 2001:

                                                                                 Year ended March 31
                                -----------------------------------------------------------------------------------
                                          1999           %              2000         %              2001          %
                                             $                             $                           $

         United States of
          America                     5,609,457         43         6,274,612        41       10,945,310          37
         Germany                      4,212,958         32         3,904,921        25        6,192,512          21
         Others                       3,223,850         25         5,200,753        34       12,428,858          42
                                     ----------        ---        ----------       ---       ----------         ---
                                     13,046,265        100        15,380,286       100       29,566,680         100
                                     ==========        ===        ==========       ===       ==========         ===

(d) The details of sales made to customers constituting 10% or more of total sales of the Group is as follows:

                                                                     Year ended March 31
                                                   -----------------------------------------------------------------
                                        Business        1999        %          2000        %        2001         %
                                         segment           $                      $                    $

         Pitney Bowes, Inc.               Scales   2,011,393       16     1,109,635        7     335,276         1
         Globaltec Corporation            Scales   1,454,550       11       346,600        2     333,550         1
         Werner Dorsch Gmbh & Co.         Scales   1,998,505       15     1,780,572       12   1,819,116         6
         Omron Healthcare Group      Health care
                                        products   1,358,356       10       969,276        6     300,480         1
         Gottl Kern & Sohn Gmbh           Scales     923,985        7     1,735,355       11   2,337,665         8
         Ohaus Corporation                Scales     261,405        2     1,725,343       11   2,875,027        10
         Telson Telecommunication          Tele-
         and Technology Company    communication
         Limited                        products        --          -       375,252        2   3,505,516        12
         Telson Information and            Tele-
         Communication Company     communication
         Limited                        products        --          -       403,386        3   3,657,135        12
         Gram  Precision  Scales,         Scales     116,819        1     1,142,182        7   2,919,960        10
          Inc.
                                                   ---------      ---     ---------       --  ----------        --
                                                   8,125,013       62     9,587,601       61  18,083,725        61
                                                   =========      ===     =========       ==  ==========        ==

                                      F-26

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


17       Fair value of financial instruments

         The carrying amounts of all financial instruments on the Consolidated Balance Sheets as of March 31, 2000 and March 31, 2001 approximate their fair values.

         The carrying values of long-term debts approximate fair value because interest rates reflect current market conditions or are based on discounted cash flow analyses.

18       Post balance sheet date events

         In April 2001, the Group has entered into a sale and purchase agreement with a third party for the acquisition of 100% equity interest in Korona Haushaltswaren GmbH & Co. KG, a company incorporated in Germany engaged in the distribution of electronic scales in Europe, at a consideration of approximately $3,634,000, $2,730,000 of which was satisfied by way of cash consideration and the remaining consideration was satisfied by allotment and issue of common stock of the Company. The completion date of the acquisition was in May 2001.