Form 20-F
period 2002-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2002-07-03
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended March 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 0-17601

                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
             (Exact name of Registrant as specified in its charter)

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

     5,584,859 shares of common stock, $0.003 par value, at March 31, 2002.

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

                            Item 17 [ ]   Item 18 [X]

                                TABLE OF CONTENTS
                                -----------------
                                                                            Page
                                                                            ----

PART I
Item 1.   Identity of Directors, Senior Management and Advisers............    2
Item 2.   Offer Statistics and Expected Timetable..........................    2
Item 3.   Key Information..................................................    2
Item 4.   Information on the Company.......................................   11
Item 5.   Operating and Financial Review and Prospects.....................   21
Item 6.   Directors, Senior Management and Employees.......................   34
Item 7.   Major Shareholders and Related Party Transactions................   41
Item 8.   Financial Information............................................   43
Item 9.   The Offer and Listing............................................   43
Item 10.  Additional Information...........................................   44
Item 11.  Quantitative and Qualitative Disclosures about Market Risk.......   48
Item 12.  Description of Securities Other Than Equity Securities...........   50

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies..................   51
Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds..................................................   51
Item 15.  Reserved.........................................................   51
Item 16.  Reserved.........................................................   51

PART III

Item 17.  Financial Statements.............................................   51
Item 18.  Financial Statements.............................................   51
Item 19.  Exhibits.........................................................   51

SIGNATURES

FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains forward-looking statements. These forward-looking statements could involve known and unknown risks, uncertainties, and other factors that might materially alter the actual results suggested by the statements. In other words, our performance might be quite different from what the forward-looking statements imply. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Risk Factors" under Item 3. - Key Information.

     You should rely only on the forward-looking statements that reflect management's view only as of the date of this Report. We undertake no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the "SEC").

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

     We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

REFERENCES

     In this Annual Report, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The terms "we," "us," and the "Company" refer to Bonso Electronics International Inc. and, where the context so requires or suggests, our direct and indirect subsidiaries. References to "dollars" or "$" are to United States Dollars. "HK$" are to Hong Kong Dollars, "Euros" or "E" are to the European Monetary Union's Currency, "DM" are to the German Deutsch Mark, and references to "RMB" are to Chinese Renminbi.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not Applicable.

Item 2. Offer Statistics and Expected Timetable

     Not Applicable.

Item 3. Key Information

     A.   Selected financial data.

     The selected consolidated financial data as of March 31, 2001 and 2002 and for each of the three fiscal years ended March 31, 2002 are derived from the audited Consolidated Financial Statements and notes that are included in this Annual Report, are prepared in accordance with generally accepted accounting principles in the United States of America in United States Dollars, and which appear elsewhere in this Annual Report. The selected consolidated financial data set forth below as of March 31, 1998, 1999 and 2000, and for each of the two fiscal years in the period ended March 31, 1999 have been derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and Item 5 - "Operating and Financial Review and Prospects" included in this Annual Report. The consolidated financial data as of March 31, 2002 reflects the acquisition of KORONA Haushaltswaren GmbH & Co. KG ("Korona"), which was effective as of May 1, 2001. Data for the earlier fiscal years does not include information relating to Korona.


                                    SELECTED CONSOLIDATED FINANCIAL DATA

                                                               Year ended March 31,
                                      -----------------------------------------------------------------------
Income Statement Data                    1998           1999           2000           2001          2002(1)
                                      -----------    -----------    -----------    -----------    -----------
                                           (In thousands of United States Dollars, except per share data)
Net sales                             $    23,716    $    13,046    $    15,380    $    29,567    $    53,303
Cost of sales                             (17,071)        (8,812)       (11,118)       (22,400)       (40,192)
                                      -----------    -----------    -----------    -----------    -----------
Gross margin                                6,645          4,234          4,262          7,167         13,111
Selling expenses                             (420)          (197)          (261)          (382)        (2,476)
Salaries and related costs                 (1,897)        (1,626)        (1,899)        (2,334)        (3,880)
Research and development expenses            (159)          (566)          (186)          (298)          (427)
Administration and general expenses        (1,815)        (1,601)        (1,646)        (2,411)        (3,411)
Amortization of brand name                   --             --             --             --             (203)
                                      -----------    -----------    -----------    -----------    -----------
Income from operations                      2,354            244            270          1,742          2,714
Interest income                                73             63            130            458             22
Interest expenses                            (503)          (445)          (261)          (338)          (645)
Foreign exchange (losses)/gains                35             38             14             43            (40)
Other income                                  243             53            192            205            326
Consultancy fee                              --             --             --             (381)          (381)
                                      -----------    -----------    -----------    -----------    -----------
Income/(loss) before income taxes           2,248            (22)           345          1,729          1,996
Income tax benefit/(expense)                   27             36              3           (125)          (190)
                                      -----------    -----------    -----------    -----------    -----------
Net income                            $     2,275    $        14    $       348    $     1,604    $     1,806
                                      -----------    -----------    -----------    -----------    -----------
Earnings per share - Basic            $    0.8042    $    0.0045    $    0.0989    $    0.2882    $    0.3232
                   - Diluted          $    0.7259    $    0.0037    $    0.0874    $    0.2824    $    0.3194
Weighted average shares                 2,829,448      3,079,219      3,515,690      5,564,536      5,586,920
Diluted weighted average
  shares                                3,134,372      3,674,303      3,978,079      5,679,911      5,652,852
Dividends declared per share                 --             --             --      $       0.1    $       0.1


                                                           As of March 31,
                                           -----------------------------------------------
Balance Sheet Data                          1998      1999      2000      2001      2002
                                            ----      ----      ----      ----      ----

Working capital                            $ 3,184   $ 3,316   $12,765   $ 9,323   $ 9,599
Total assets                                20,647    18,660    33,793    37,497    44,451
Long-term debt and capital lease
  obligations, net of current maturities       243        42       865       404       317
Deferred income tax assets                      74       112       126        97       112
Common stock                               $ 8,485   $ 9,353   $17,133   $16,484   $16,208
Shareholders' equity                       $14,479   $14,626   $27,022   $27,673   $29,200

--------------

(1) Includes financial results of the acquisition of Korona that was effective as of May 1, 2001.

Exchange Rate Information

     The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollars since 1983. The
Chinese government expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong (the
"Basic Law") was transferred to China.

     The currency adopted by our newly acquired subsidiary in Germany changed from DM to Euro on January 1, 2002.



     The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were US$1.00 = RMB
8.2772, US$1.00 = E.9646, and US$1.00 = HK$7.80, respectively, on June 20, 2002.
The following table sets forth the high and low noon buying rates between Chinese Renminbi and U.S. Dollars, Hong Kong Dollars and U.S. Dollars, and between Euros and U.S. Dollars for each month during the five month period ended
May 31, 2002:

                                           NOON BUYING RATE
                                           ----------------

                 RMB PER US$1                       HK$ PER US$1                       EURO PER US$1
                ---------------                    ---------------                    ---------------
                 HIGH     LOW                       HIGH     LOW                       HIGH     LOW
                ---------------                    ---------------                    ---------------

January 2002    8.2768   8.2765    January 2002    7.8000   7.7970    January 2002    0.9031   0.8594
February 2002   8.2770   8.2765    February 2002   7.7999   7.7991    February 2002   0.8778   0.8613
March 2002      8.2770   8.2766    March 2002      7.8000   7.7993    March 2002      0.8778   0.8613
April 2002      8.2780   8.2769    April 2002      7.8095   7.7992    April 2002      0.8836   0.8652
May 2002        8.2775   8.2765    May 2002        7.8001   7.7990    May 2002        0.9373   0.9032

     The following table sets forth the average noon buying rates between Chinese Renminbi and U.S. Dollars, between Hong Kong Dollars and U.S. Dollars, and between Euros and U.S. Dollars for each of 1997, 1998, 1999, 2000 and 2001, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

                            AVERAGE NOON BUYING RATE
                            ------------------------
               RMB PER US$1           HK$ PER US$1             EURO PER US$1
               ------------           ------------             -------------

1997              8.3193                 7.7440                not applicable
1998              8.2991                 7.7465                not applicable
1999              8.2785                 7.7599                not applicable
2000              8.2784                 7.7936                not applicable
2001              8.2772                 7.7996                        0.8909


     B.   Risk factors.

Forward-Looking Statements

     Important Factors Related to Forward-Looking Statements and Associated Risks. This Annual Report contains disclosures that are forward-looking statements. These statements address our expectations, intentions, and strategies for the future, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may be identified by such words or phrases as "anticipate," "believe," "estimate," "expect," "intend," "project," "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected" or similar expressions. These statements are based on information available to us on the date of this Annual Report and we assume no obligation to update them. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Several factors could cause future results to differ materially from those expressed in any forward-looking statements in this report including, but not limited to:

o Timely development, market acceptance and warranty performance of new products
o    Impact of competitive products and pricing
o    Continuity of trends
o    Customers' financial condition
o    Continuity of sales to major customers
o Interruptions of suppliers' operations affecting availability of component materials at reasonable prices
o    Potential emergence of rival technologies
o    Success in identifying, financing and integrating acquisition candidates
o    Fluctuations in foreign currency exchange rates
o    Uncertainties of doing business in China and Hong Kong
o Such additional risks and uncertainties as are detailed from time to time in our reports and filings with the SEC.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

     We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar. The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollars since 1983. The Chinese government expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China. If the current exchange rate mechanism is changed, we face increased currency risks.

     We Face Significant Risks If The Chinese Government Changes Its Policies, Laws, Regulations, Tax Structure, Or Its Current Interpretations Of Its Laws, Rules And Regulations Relating To Our Operations In China. Our manufacturing facility is located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, currency revaluation or the expropriation of private enterprise could materially and adversely affect us. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. If the Chinese government does not continue to pursue its present policies that encourage foreign investment and operations in China, or if these policies are either not successful or are significantly altered, then our business operations in China could be adversely affected. We could even be subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government's policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we might have to discontinue our operations.

     We Face Risks By Operating In China, Because The Chinese Legal System Relating To Foreign Investment And Foreign Operations Like Bonso's Is New And Evolving And The Application Of Chinese Laws Is Uncertain. The legal system of China relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protections afforded to various forms of foreign investment in Mainland China. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.

     We Could Be Adversely Affected If China Changes Its Economic Policies In The Shenzhen Special Economic Zone Where We Operate. As part of its economic reform, China has designated certain areas, including Shenzhen where our manufacturing complex is located, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could have a material adverse effect on us. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China.

     If China Becomes Involved In Trade Controversies With The United States, The United States May Impose Higher Duties Or Taxes On Goods Manufactured In China And Imported Into The United States, Which Would Result In The Prices Of Our Products In The United States Increasing. In 2000, China concluded bilateral negotiations of the major terms for its entry into the World Trade Organization ("WTO") with a number of countries, including the United States, and the European Union. The United States Congress voted to make China's trade status as a most favored nation ("MFN") permanent when it formally entered the WTO. China entered the WTO in December 2001. In the past, various interest groups have urged that the United States not renew MFN for China. Controversies between the United States and China may arise in the future that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares and warrants.

     If Our Sole Factory Were Destroyed Or Significantly Damaged As A Result of Fire Or Some Other Natural Disaster, We Would Be Adversely Affected. All of our products are currently manufactured at our manufacturing facility located in Shenzhen, China. Fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $23,000,000 covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factory due to fire, severe weather, flood or other act of God or cause, even if insured against, could have a material adverse effect on our financial condition, results of operations, business and prospects.

Risk Factors Relating to Our Business

     We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue. If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted. Three major customers accounted for approximately 34% of our sales in the fiscal year ended March 31, 2000, and four major customers accounted for approximately 44% of our sales in the fiscal year ended March 31, 2001, and a major customer accounted for approximately 22% of our sales in the fiscal year ended March 31, 2002. We do not enter into long-term contracts with our customers, but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. The loss of any of these major customers could have a material negative impact on our sales revenue and our business.

     Our Exclusive Arrangements With Some Customers May Restrict Our Ability To Pursue Market Opportunities And May Result in Loss of Sales. We have granted some of our customers exclusivity on specific products, which precludes us from selling those products to other potential customers. We expect that in some cases our existing customers and new customers may require us to give them exclusivity on certain products, which may force us to forego opportunities to supply these products to other prospective customers. In addition, if we enter into exclusive relationships with customers who are unsuccessful, our net sales will be negatively affected.

     If We Are Not Able To Increase Our Manufacturing Capacity, We May Not Be Able To Meet The Demands Of Our Customers, Which Could Result In The Loss Of Sales And Our Customer Base. Our long-term competitive position will depend to a significant extent on our ability to increase our manufacturing capacity. We will need to invest in additional plant and equipment to expand capacity in our current facilities or obtain additional capacity through acquisitions. Either of these alternatives will require additional capital, which we may not be able to obtain on favorable terms, or at all. Further, we may not be able to acquire sufficient capacity or successfully integrate and manage additional facilities. The failure to obtain capacity when needed or to successfully integrate and manage additional manufacturing facilities could adversely impact our relationships with our customers and materially harm our business and results of operations.

     Defects In Our Products Could Impair Our Ability To Sell Our Products Or Could Result In Litigation And Other Significant Costs. Detection of any significant defects in our products may result in, among other things, delay in time-to-market, loss of market acceptance and sales of our products, diversion of development resources, injury to our reputation, or increased warranty costs. Because our products are complex, they may contain defects that cannot be detected prior to shipment. These defects could harm our reputation, which could result in significant costs to us and could impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could decrease our profit margins.

     Since certain of our products are used in applications that are integral to our customers' businesses, errors, defects, or other performance problems could result in financial or other damages to our customers. Product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend. Our product liability insurance may not be adequate to cover claims.

     Our Sales Through Retail Merchants Result In Seasonality And Susceptibility To A Downturn In The Retail Economy And Sales Variances Resulting From Retail Promotional Programs. With the acquisition of Korona, a significant portion of our net sales involve sales of bathroom and kitchen scales to retail merchants in Europe such as the Metro Group, Media-Saturn, Frigicoll, Quelle, and Rewe-Markte. In addition, many of our other customers sell to retail merchants. Accordingly, these portions of our customer base are susceptible to a downturn in the retail economy. Sales of certain of our scale and telecommunications products are seasonal, with sales of our scale products declining in the summer months and sales of our telecommunications products increasing during the summer. A significant portion of our sales in Europe are attributable to the promotional programs of our retail industry customers. These promotional programs result in significant orders by customers who do not carry our products on a regular basis. Promotional programs often involve special pricing terms or require us to spend funds to have our products promoted. We cannot assure you that promotional purchases by our retail industry customers will be repeated regularly, or at all. Our promotional sales could cause our quarterly results to vary significantly.

     Customer Order Estimates May Not Be Indicative Of Actual Future Sales. Some of our customers have provided us with forecasts of their requirements for our products over a period of time. We make many management decisions based on these customer estimates, including purchasing materials, hiring personnel, and other matters that may increase our production capacity and costs. If a customer reduces its orders from prior estimates after we have increased our production capabilities and costs, this reduction may decrease our net sales and we may not be able to reduce our costs to account for this reduction in customer orders. Many customers do not provide us with forecasts of their requirements for our products. If those customers place significant orders, we may not be able to increase our production quickly enough to fulfill the customers' orders. The inability to fulfill customer orders could damage our relationships with customers and reduce our net sales.

     Pressure By Our Customers To Reduce Prices And Agree To Long-Term Supply Arrangements May Cause Our Net Sales Or Profit Margins To Decline. Our customers are under pressure to reduce prices of their products. Therefore, we expect to experience pressure from our customers to reduce the prices of our products. Our customers frequently negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to price reductions before we can determine if we can achieve the assumed cost reductions. We believe we must reduce our manufacturing costs and obtain higher volume orders to offset declining average sales prices. If we are unable to offset declining average sales prices, our gross profit margins will decline.

     We Depend Upon Our Key Personnel And The Loss Of Any Key Personnel, Or Our Failure To Attract And Retain Key Personnel, Could Adversely Affect Our Future Performance, Including Product Development, Strategic Plans, Marketing And Other Objectives. The loss or failure to attract and retain key personnel could significantly impede our performance, including product development, strategic plans, marketing and other objectives. Our success depends to a substantial extent not only on the ability and experience of our senior management, but particularly upon Anthony So our President, Secretary, Treasurer and Chairman of the Board. We do not have an employment contract with Mr. So, and we do not have key man life insurance on Mr. So. To the extent that the services of Mr. So would be unavailable to us, we would be required to obtain another person to perform the duties Mr. So otherwise would perform. We may be unable to employ another qualified person with the appropriate background and expertise to replace Mr. So on terms suitable to us.

     We Face The Pressures Of A Competitive Industry. Our business is in an industry that is highly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have. We compete with scale manufacturers in the Far East, the United States, and Europe. We believe that our principal competitor in the scale market is Measurement Specialties, Inc.; however, as a contract and original equipment manufacturer and original design manufacturer, we compete with all companies engaged in the contract and original equipment manufacturing business. Further, subsequent to the acquisition of Korona, we compete with distributors of scales in Europe. Our principal competitors in the distribution of scales in Europe are Soehnle and EKS. Both the scale and the telecommunications markets are highly competitive and we face pressures on pricing and lower margins as evidenced by the decline in margins that we have experienced with our telecommunications products. Lower margins may effect our ability to cover our costs which could have a material negative impact on our operations and our business.

     We Are Controlled By Our Management, Whose Interest May Differ From Those Of The Other Shareholders. At the present time, Mr. Anthony So, our founder and President, beneficially owns approximately 34.01% of the outstanding shares of common stock, including shares underlying his outstanding options, or 29.12% without including his outstanding options. Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control our business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities. Mr. So may be able to prevent or cause a change in control. We also may be prevented from entering into transactions that could be beneficial to us without Mr. So's consent. The interest of our largest shareholder may differ from the interests of other shareholders.

     Our Operating Results Are Subject To Wide Fluctuations. Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors, many of which are beyond our control. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common stock.

Certain Legal Consequences of Foreign Incorporation and Operations

     Judgments Against Us And Our Management May Be Difficult To Obtain Or Enforce. We are a holding corporation organized as an International Business Company under the laws of the British Virgin Islands and our principal operating subsidiary is organized under the laws of Hong Kong. Our principal executive offices are located in Hong Kong and our second operating subsidiary is located in Germany. Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought against us in the United States, including actions predicated upon the civil liability provisions of federal securities laws. In addition, most of our officers and directors reside outside the United States and the assets of these persons and of the Company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons, or to enforce against the Company or these persons judgments predicated upon the liability provisions of United States securities laws. Our Hong Kong counsel and our British Virgin Islands counsel have advised that there is substantial doubt as to the enforceability against us or any of our directors or officers in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of federal securities laws.

     Because We Are Incorporated In The British Virgin Islands, You May Not Have The Same Protections As Shareholders Of U.S. Corporations. We are organized under the laws of the British Virgin Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from, and may not be as protective of shareholders as, those that would apply if we were incorporated in a jurisdiction within the United States. Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum or Articles of Association and certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations and the sale or transfer of assets. In addition, there is doubt that the courts of the British Virgin Islands would enforce liabilities predicated upon United States securities laws.

     Our Shareholders Do Not Have The Same Protections Or Information Generally Available To Shareholders Of U.S. Corporations Because The Reporting Requirements For Foreign Private Issuers Are More Limited Than Those Applicable To Public Corporations Organized In The United States. We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act. We are not subject to certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less). Because we are not subject to these rules, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.

     Dispute With Augusta Technologie AG ("Augusta") Regarding Repurchase Obligation May Result In Obligation For The Company To Redeem Certain Shares. Effective May 1, 2001, we acquired Korona from Augusta. Part of the purchase price was paid to Augusta by the issue of 180,726 shares of our restricted common stock based on an agreed-upon price of $8.00 per share pursuant to the Stock Purchase Agreement (the "Agreement") with Augusta. For accounting purposes, the issue of the shares was originally recorded at the value of $5.00 per share, based on the average price per share for a total of 5 days before and after the completion date of the acquisition. Under the terms of the Agreement we had an obligation to register the common stock with the SEC. The Agreement gave Augusta the right to have us redeem the common stock if the registration of the stock had not been declared effective by the SEC on or before January 31, 2002. We filed a registration statement to register the common stock held by Augusta which was declared effective by the SEC on March 7, 2002. In March 2002, Augusta exercised the repurchase obligation requesting to return the 180,726 shares of common stock to us in exchange for a promissory note of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which would result in an interest cost of approximately $50,000 for the whole period of the promissory note. We are currently in negotiations with Augusta regarding the redemption. Although we are optimistic that we will be successful in these negotiations, there can be no assurance that this will occur. Further, if this matter goes to arbitration, there can be no assurance that we will succeed in any such proceeding. If the issue is arbitrated, there will be legal fees, travel expenses and other costs related to the arbitration that will be incurred by us in defending the matter. If we do not succeed we will be obligated to return the stock and repay the promissory note, plus accrued interest, over a nine-month period of time.

Item 4. Information on the Company

     A.   History and Development of the Company.

     Bonso Electronics International Inc. was formed on August 8, 1988 as a limited liability International Business Company under the laws of the British Virgin Islands under the name "Golden Virtue Limited." On September 14, 1988, we changed our name to Bonso Electronics International, Inc. We operate under the International Business Companies Ordinance, 1984, of the British Virgin Islands.

     As part of our ongoing expansion of the sensor-based product business, effective as of May 1, 2001 we acquired 100% of the equity of KORONA Haushaltswaren GmbH & Co. KG, formerly a wholly-owned subsidiary of Augusta Technologie AG, Frankfurt am Main, Germany. We originally acquired Korona for approximately $3,634,000. Augusta exercised its option to redeem the stock it received as part of the purchase price for a promissory note. While Augusta's exercise of the option is disputed, the purchase price has been increased by $542,178 for accounting purposes to reflect the possible redemption.

     Korona had sales of approximately $16 million consolidated for the period from May 1, 2001 to March 31, 2002. Korona markets consumer scale products throughout Europe to retail merchandisers and distributors. These products feature contemporary designs using the latest materials and attractive packaging. Since 2000, we have manufactured a portion of Korona's product line under an Original Equipment Manufacturers agreement and are very familiar with Korona's stature in Europe and its potential for wider global distribution.

     Our corporate administrative matters are conducted through our registered agent, HWR Services Limited, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Our principal executive offices are located at Unit 1106 - 1110, 11/F, Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong. Our telephone number is 852-2605-5822, our facsimile number is 852-2691-1724, our e-mail address is info@bonso.com and our website is www.bonso.com. Our registered agent in the United States is Henry F. Schlueter, Esq., 1050 Seventeenth Street, Suite 1700, Denver, Colorado 80265.

     B.   Business Overview.

     Bonso Electronics International Inc. designs, develops, produces and sells electronic sensor-based and wireless products for private label Original Equipment Manufacturers (individually "OEM" or collectively "OEMs") and Original Design Manufacturers (individually "ODM" or collectively "ODMs").

     Since 1989, we have manufactured all of our products in China in order to take advantage of the lower overhead costs and competitive labor rates. Our factory is located in Shenzhen, China, about 50 miles from Hong Kong. The convenient location permits us to easily manage manufacturing operations from Hong Kong and facilitates transportation of our products out of China through the port of Hong Kong.

Business Strategy

     We believe that our continued growth depends upon our ability to strengthen our customer base by enhancing and diversifying our products, increasing the number of customers and expanding into additional markets, while maintaining or increasing sales of our products to existing customers. Our continued growth and profitability is also dependent upon our ability to control production costs and increase production capacity. Our strategy to achieve these goals is as follows:

     Product Enhancement And Diversification. We continually seek to improve and enhance our existing products in order to provide a longer product life-cycle and to meet increasing customer demands for additional features. Our research and development staff are currently working on a variety of projects to enhance our existing scale products and for the telecommunications industry and in the postal scale/meter area. See "Products" below.

     Maintaining And Expanding Business Relations With Existing Customers. We promote relationships with our significant customers through regular communication with them, including visiting certain of our customers in their home countries and providing direct access to our manufacturing and quality control personnel. This access, together with our concern for quality, has resulted in a relatively low level of defective products. Moreover, we believe that our emphasis on timely delivery, good service and low cost has contributed and will continue to contribute to good relations with our customers and increased orders. Further, we solicit suggestions from our customers for product enhancement and when feasible plan to develop and incorporate the enhancements suggested by our customers into our products.

     Market And Product Expansion. We have significantly expanded our marketing efforts in the United States and Europe. We have done this through the acquisition of Korona and in the establishment of a new company to market the Korona products into the United States. Further, we have taken significant steps to expand the products that we sell and to position ourselves as both ODMs and OEMs for other companies that require a manufacturing partner with our capabilities. We intend to increase our marketing and sales efforts with both existing and potential customers.

     Controlling Production Costs. In 1989, recognizing that labor cost is a major factor permitting effective competition in the consumer electronic products industry, we relocated all of our manufacturing operations to China to take advantage of the large available pool of lower cost manufacturing labor. We located our manufacturing facilities within 50 miles of Hong Kong in order to facilitate transportation of our products to markets outside of China, while benefiting from the advantages associated with manufacturing in China.

     We are actively seeking to control production costs by such means as redesigning our existing products in order to decrease material and labor costs, controlling the number of our employees, increasing the efficiency of workers by providing regular training and tools and redesigning the flow of our production lines.

     Increasing Production Capacity. We have significantly expanded our production capacity by leasing additional factory and dormitory buildings immediately adjacent to our factory in China. We have the opportunity to increase our capacity through the construction and/or leasing of additional factory and dormitory space near our factory in China. We intend to carefully monitor our capacity needs and to expand capacity as necessary.

Products

     Our sensor-based scale products are comprised of bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 82% of revenue for the fiscal year ended March 31, 2000, 65% for 2001 and 63% for 2002.

     Our sensor-based healthcare products are comprised primarily of thermometers and blood pressure meters used by consumers. These products accounted for 8% of revenue for the fiscal year ended March 31, 2000, 2% for 2001 and 0% for 2002.

     Our wireless telecommunications products are primarily comprised of two-way radios and cordless telephones that are used in consumer and commercial applications. These products accounted for 5% of revenue for the fiscal year ended March 31, 2000, 29% for 2001 and 33% for 2002.

     We also receive revenue from certain customers for the development and manufacture of tooling and moulding for scales and telecommunication products. Generally these tools and moulds are used by us for the manufacture and sale of products. We also generate some sales of spare parts for repair work by our customers and from repair work performed by us for our customers. These revenues accounted for approximately 5% of net sales for the fiscal year ended March 31, 2000, 4% for 2001 and 4% for 2002.

     The following table sets forth the percentage of net sales for each of the product lines mentioned above, for the fiscal years ended March 31, 2000, 2001, and 2002.

                                                  Year ended March 31,
                                        ---------------------------------------
Product Line                            2000             2001              2002
------------                            ----             ----              ----

Scales                                   82%              65%               63%
Healthcare products                       8                2                 0
Telecommunications products               5               29                33
Other products and services               5                4                 4
                                          -                -                 -

         Total                          100%             100%              100%
                                        ====             ====              ====


Customers and Marketing

     We sell our products primarily in the United States and Europe. Customers for our products are primarily OEMs and ODMs, which market the products under their own brand names. With the acquisition of Korona, we began to distribute scale products directly to the retail and catalogue markets in Europe.

     Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 2000, 2001 and 2002.

                                       Year ended March 31,
                 --------------------------------------------------------------
                         2000                  2001                 2002
---------------  -------------------   --------------------  ------------------
North America    $ 7,339,473    48%    $13,531,782    46%    $24,553,379    46%
---------------  -------------------   --------------------  ------------------
Europe           $ 6,330,064    41%    $14,160,371    48%    $25,641,446    48%
---------------  -------------------   --------------------  ------------------
Asia             $ 1,568,635    10%    $ 1,538,650     5%    $ 2,223,602     4%
---------------  -------------------   --------------------  ------------------
Others           $   142,114     1%    $   335,877     1%    $   884,674     2%
---------------  -------------------   --------------------  ------------------
Total            $15,380,286   100%    $29,566,680   100%    $53,303,101   100%
---------------  -------------------   --------------------  ------------------

     We maintain a marketing team of five people in Hong Kong, a marketing and sales team of five people in China, and a marketing team of two people and a sales team at Korona in Germany of fourteen people (including 8 persons acting as sales representatives and 6 persons who are directly employed by Korona). Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customer's specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives, and through the use of direct mail catalogues and product literature. Korona sells its products primarily through direct contact by sales agents/employees with customers. In addition, our marketing teams contact existing and potential customers by telephone, mail, facsimile and in person.

     A list of our customers representing over 7% of sales for each of the prior three fiscal years follows:

                     Percent of Sales - Year ended March 31,

------------------------------------ ---------- ---------- ------------
   Electronics Sensor Customers         2000       2001       2002(1)
------------------------------------ ---------- ---------- ------------
Ohaus Corporation (USA)                 11%         10%          4%
------------------------------------ ---------- ---------- ------------
Gram Precision (Canada)                  7%         10%          6%
------------------------------------ ---------- ---------- ------------
Gottl Kern & Sohn GmbH (Germany)        11%          8%          4%
------------------------------------ ---------- ---------- ------------
Werner Dorsch GmbH & Co. (Germany)      12%          6%          4%
------------------------------------ ---------- ---------- ------------
Pitney Bowes, Inc. (USA)                 7%          1%          4%
------------------------------------ ---------- ---------- ------------

(1)  The inclusion of Korona's sales has a dilutive effect on sales percentage.


                     Percent of Sales - Year ended March 31,

------------------------------------- ---------- ---------- ------------------
         Telecommunications              2000       2001           2002
              Customer
------------------------------------- ---------- ---------- ------------------
Trisquare Communications (HK)             0%         0%            22%
Company Ltd.
------------------------------------- ---------- ---------- ------------------
Telson Information & Communications       3%        12%        Less Than 1%
Co., Ltd. (Korea)
------------------------------------- ---------- ---------- ------------------
Telson Telecommunication Technology       3%        12%             0%
Co., Ltd. (Korea)
------------------------------------- ---------- ---------- ------------------

     Sales of our products to OEMs accounted for approximately 95% of our total net sales in the year ended March 31, 2000, 97% in the year ended March 31, 2001 and 65% for the year ended 2002. Korona contributed $16,039,000 of our total net sales or 30% of total net sales.

Component Parts and Suppliers

     We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components. We purchase components for our products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and the PRC. We have not experienced and don't expect to experience any difficulty in obtaining needed component parts for our products.

Quality Control

     We have received ISO 9001: 2000 certification from Det Norske Veritas Certification B.V., the Netherlands. The ISO 9001: 2000 certification was awarded to our subsidiary, Bonso Electronics Limited ("BEL") and to BEL's subsidiary Bonso Electronics (Shenzhen) Company Limited, the manufacturing plant. Further, we have received TL 9000 certification for our telecommunications products.

     ISO 9001 is one of the ISO 9000 series of quality system standards developed by the International Organization for Standardization, a worldwide federation of national standards bodies. ISO 9001 provides a model for quality assurance (and continuous improvement) in product development, manufacturing, installation and servicing that focuses on meeting customer requirements. The TL 9000 standard was developed by the Quality Excellence for Suppliers of Telecommunications (QuEST) Leadership Forum. The TL 9000 certification process was developed exclusively to address the quality of products and services provided by suppliers to the telecommunications industry.

Patents, Licenses, Trademarks, Franchises, Concessions and Royalty Agreements

     Except for the trademark for the KORONA mark, we have no patents, licenses, franchises, concessions or royalty agreements that are material to our business. We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus. Also, we have acquired the trademark registration rights to the KORONA mark for 16 European countries and have applied for a registration in the United States.

Product Research and Development/Competition

     The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of and in accordance with the specifications provided by the OEMs and ODMs. We believe our engineering and product development capabilities are important to the future success of our business. As an ODM or original design manufacturer, we take specifications that are provided to us by the customer and design a product to meet those specifications. Some of our product design, research, and development activities are customer funded and are under agreements with specific customers for specific products. We have successfully lowered the costs for our research and development team by moving most research and development activities to our facility in China. We principally employ Chinese engineers and technicians at costs that are substantially lower than that would be required in Hong Kong.

     Both the electronic sensor-based and wireless products are highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management's reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses, aggregated $186,000 for 2000, $298,000 for 2001 and $427,000 for 2002.

Seasonality

     The first calendar quarter of each year is typically the slowest sales period because our manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays to permit employees to travel to their homes in China. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation.

     The summer months are generally the lowest sales point of the calendar year for Korona; however, sales of telecommunication products are generally higher in the summer months off-setting Korona's decline in sales.

     Employee incentive compensation is conditioned on the employee's return to work following the Chinese New Year and is paid to employees following the reopening of the factory after the holidays. We believe that this method has resulted in lower employee turnover than might otherwise have occurred.

Government Regulation

     We are subject to comprehensive and changing foreign, federal, state and local environmental requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous waste, and the remediation of contamination associated with releases of hazardous substances. We believe that we are in compliance with current environmental requirements. Nevertheless, we use hazardous substances in our operations and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties we may be held liable and may be required to pay the cost of remediation. The amount of any resulting liability could be material.

Foreign Operations

     The Chinese government has continued to pursue economic reforms hospitable to foreign investment and free enterprise, although the continuation and success of these efforts is not assured. United States Congress voted to make China's trade status as a most favored nation ("MFN") permanent when it formally entered the WTO. China entered the WTO in December 2001. In the past, various interest groups have urged that the United States not renew MFN for China. Controversies between the United States and China may arise in the future that threaten the status quo concerning trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Our operations could be adversely affected by changes in Chinese laws and regulation, including those relating to taxation and currency exchange controls, by the imposition of economic austerity measures intended to reduce inflation, and by social and political unrest.

     Sovereignty over Hong Kong reverted to China on July 1, 1997. The 1984 Sino-British Joint Declaration, the 1990 Basic Law of Hong Kong, the 1992 United States-Hong Kong Policy Act and other agreements provide some indication of the business climate we believe will continue to exist in Hong Kong. Hong Kong remains a Special Administrative Region ("SAR") of China, with certain autonomies from the Chinese government. Hong Kong is a full member of the WTO. It has separate customs territory from China, with separate tariff rates and export control procedures. It has a separate intellectual property registration system. The Hong Kong Dollar is legal tender in the SAR, freely convertible and not subject to foreign currency exchange controls by China. The SAR government has sole responsibility for tax policies, though the Chinese government must approve the SAR's budgets. Notwithstanding the provisions of these international agreements, we cannot be assured of the continued stability of political, legal, economic or other conditions in Hong Kong. No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

     Generally, our revenues are collected in United States Dollars, German Marks and Euros. Our costs and expenses are paid in United States Dollars, Hong Kong Dollars, German Marks, Euros and Chinese Renminbi. Accordingly, the competitiveness of our products relative to locally produced products may be affected by the performance of the United States Dollar compared with that of our foreign customers' currencies. Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government pegged the value of the Hong Kong Dollar to that of the United States Dollar. However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar. The value of the Chinese Renminbi has been fairly stable for the last few years and it is unlikely that there will be material fluctuation in the coming years. A significant portion of Korona's costs and expenses are paid in United States Dollars. The fluctuation of the value of the Euro compared to the United States Dollar could expose us to additional risk of foreign currency transaction and translation losses. We cannot be assured that these currencies will remain stable or will fluctuate to our benefit. To manage our exposure to these risks, we may, but have not yet purchased, currency exchange forward contracts, currency options or other derivative instruments.

     C.   Organizational Structure.

     We have one wholly-owned subsidiary - Bonso Electronics Limited ("BEL"). BEL was organized under the laws of Hong Kong and is responsible for the design, development, manufacture and sale of our products.

     BEL has one active Hong Kong subsidiary - Bonso Investment Limited ("BIL"). BIL was organized under the laws of Hong Kong and has been used to acquire and hold our real estate investments in Hong Kong and China.

     BEL also has one active PRC subsidiary - Bonso Electronics (Shenzhen) Company Limited, which is organized under the laws of the PRC, and is used to manufacture all of our products.

     Bonso Electronics has a wholly-owned British Virgin Islands subsidiary - Modus Enterprise International Inc., which owns 100% of KORONA Haushaltswaren GmbH & Co. KG, which is organized under the laws of Germany. Korona is engaged in marketing, distributing and retailing of consumer scale products throughout Europe.

     D.   Property, plant and equipment.

British Virgin Islands

     Our offices are located at Cragmuir Chambers, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at such offices, through our registered agent, HWR Services Limited.

Hong Kong

     In July 2000, we purchased approximately 5,000 square feet of office space located at Unit 1106 - 1110, 11/F, Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong as our principal executive office.

     We own approximately 9,185 square feet on the 8th floor of the Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Shatin, New Territories, Hong Kong. This facility, which previously housed our principal office, now is used exclusively as warehouse space.

     We own a residential property in Hong Kong, which is located at Savanna Garden, House No. 27, Tai Po, New Territories, Hong Kong. House No. 27 consists of approximately 2,475 square feet plus a 177 square foot terrace and a 2,308 square foot garden area. The use of House No. 27 is provided to Mr. Anthony So as part of his compensation. See Item 6 - "Directors, Senior Management and Employees -- Compensation."

China

     Our existing factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China. This factory consists of three factory buildings, which contain approximately 245,000 square feet, three workers' dormitories, containing approximately 155,000 square feet, a canteen and recreation center of approximately 25,500 square feet, an office building, consisting of approximately 25,500 square feet, and staff quarters for our supervisory employees, consisting of approximately 35,000 square feet, for a total of approximately 486,000 square feet.

     All of the facilities noted above are wholly-owned, except one factory building and one workers' dormitory. These facilities were initially used by us pursuant to a Contract on the Use of Land and Supply of Workers with Shenzhen Baoan Fuan Industrial Company; however, we were granted title to the land on which these buildings are situated by the PRC in May 2001. Prior to being granted title, the Contract on the Use of Land and Supply of Workers provided that we could use approximately 269,000 square feet of land for a period of 50 years, commencing May 10, 1994. To obtain the land lease, we paid $1,810,344 plus a monthly management fee in the amount of $2,750. In April 2000, we increased our production capacity by leasing a third factory building and a third workers' dormitory.

     We also own four residential properties described as follows:

     o Lijingge Court, Unit F, 15th Floor, Hai Li Building, Shenzhen, China, consisting of approximately 1,000 square feet.

     o The 12th floor, Yuk Yui Court, Gui Hua Garden, Shenzhen Bay, China, consisting of approximately 1,125 square feet.

     o Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China, consisting of approximately 1,591 square feet.

     o Lakeview Mansion, B-11B, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China, consisting of approximately 1,335 square feet.

     The property in the Hai Li Building is rented to an unaffiliated third party for RMB 2,500 per month (approximately $301) and the property at Yuk Yui Court is rented to an unaffiliated third party for RMB 3,400 per month (approximately $410). The Lakeview Mansion properties are utilized by directors when they require accommodations in China.

     We also own two office units in Beijing, namely Units 12 and 13 on the 3rd floor, Block A of Sunshine Plaza in Beijing, China. Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet. Both Units are rented to unaffiliated third parties for an aggregate monthly rental of RMB 21,000, or approximately $2,537.

Adequacy of Facilities

     We believe the manufacturing complex, including the newly leased space, will be adequate for our reasonably foreseeable needs.

Item 5. Operating and Financial Review and Prospects

     This section contains forward-looking statements that involve risks and uncertainties. The actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under Item 3 - "Key Information - Risk Factors." The following discussion and analysis should be read in conjunction with Item 3 - "Key Information - Selected Financial Data" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements attached elsewhere in this Annual Report.

     Financial information as of and for the year ended March 31, 2002 reflects the impact of the acquisition of Korona effected May 1, 2001 and therefore will not be comparable with the financial information as of or for any past dates or periods and will not be indicative of results of operations for future periods.

Critical Accounting Policies

     The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The United States Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results, and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies include inventories, trade receivables, brand name and impairment.

     Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies, such as revenue recognition and deferred income taxes. We believe that these other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period.

Inventories

     Inventories are stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis. Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of completion and disposal. Inventories are reduced by reserves for obsolescence and slow moving parts, which are determined based on management's assessment of their current status.

     This provision requires judgment regarding the marketability of certain inventories as certain inventories may be identified as in good condition that are subsequently obsolete and which could result in a subsequent write-off of the related inventories to the statement of operations. Any change in the marketability of inventories that were not previously provided for could significantly change the calculation of reserves and the results of our operations.

Impairment

     Long-lived assets held and used by us and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

     If a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, an assessment of the carrying amount of that asset is required. Triggering events include significant adverse changes in the market value of an asset, business plans, legal factors, and the business or the regulatory environment. The interpretation of such events requires judgement from management, whether such an event has occurred and whether management feels that assessment of the carrying value of the asset is required. If an event occurs that could affect the carrying value of the asset and management does not identify it as a triggering event, future operations could be adversely affected if this asset is subsequently written off due to sudden downturns in the business environment or sold for less than its carrying value and the asset had not previously been identified as impaired.

     Based on occurrence of triggering events the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. The recoverable amount is the present value of estimated net future cash flows which we expect to recover from the future use of the asset, undiscounted and without interest, plus the asset's residual value on disposal. Where the recoverable amount of fixed and other long-lived assets is less than carrying value, an impairment loss is recognized to write the assets down to their fair value which is based on discounted estimated cash flows from the future use of the asset.

     The estimated cash flows arising from future use of the asset that are used in the impairment analysis requires judgment regarding what we expect to recover from future use of the asset and includes consideration of the change of our market share and customer base, market competition, change in cost structure and change in technology. In addition, the residual value of the asset on disposal requires judgment based on the estimated fair value of the asset at the time of disposal which could change due to changing market conditions and change in expected use of the asset prior to disposal. Any changes in the estimates of cash flows arising from future use of the asset or the residual value of the asset on disposal based on changes in the market conditions, changes in the use of the assets, management's plans, the determination of the useful life of the assets and technology change in the industry could significantly change the calculation of the fair value or recoverable amount of the asset and the resulting impairment loss, which could significantly affect the results of our operations.

Brand name

     Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight line method over the related estimated useful life of 15 years.

     Expected useful lives are reviewed at each balance sheet date and, where these differ significantly from previous estimates, amortization periods are changed accordingly. Where an indication of impairment exists, such as the down turn of economic inflow from the brand name, changes in business plan and so on, the carrying amounts of brand name is assessed and written down to their recoverable amounts. The measurement of the fair value of brand name is subject to management's assumptions regarding future estimated cash flows, discount rates, etc. Changes in these assumptions could significantly affect the recording of an impairment charge related to this asset.

Trade receivables

     Provision is made against trade receivables to the extent that collection is considered to be doubtful as identified by management. This provision requires judgment regarding the collectability of certain receivables as certain receivables may be identified as collectible that are subsequently uncollectible and which could result in a subsequent write-off of the related receivable to the statement of operations. Any change in the collectibility of accounts receivable that were not previously provided for could significantly change the calculation of such provision and the results of our operations.

Overview

     We derive our revenues principally from the sale of sensor-based and wireless products manufactured in China, which represent 63% and 33% of total sales for fiscal year ended March 31, 2002 respectively. For the fiscal year ended March 31, 2000, we had net sales of approximately $15,380,000 and net income of approximately $348,000. In the fiscal year ended March 31, 2001, net sales increased to approximately $29,567,000 and net income increased to approximately $1,604,000. In the fiscal year ended March 31, 2002, net sales increased to approximately $53,303,000 and net income increased to approximately $1,806,000.

     We were operating at full capacity in our prior manufacturing facility and in January 1997, moved our manufacturing operations to a new facility, almost tripling our manufacturing capacity. In April 2000, we leased an additional 90,000 square feet of space on land adjacent to our manufacturing facility. Management believes that we will be able to increase sales to take advantage of our increased manufacturing capacity and improve margins and financial performance. Increased revenue and net income in future periods will depend on our ability to (i) strengthen our customer base by enhancing and diversifying our products; (ii) increase the number of customers; (iii) expand into additional markets; (iv) maintain or increase sales of our products to existing customers; (v) increase production; and (vi) control all of our costs.

     Although labor costs are increasing in China, our labor costs continue to represent a relatively small percentage of our total production costs. We believe that increased labor costs in China will not have a significant effect on our total production costs or results of operations, and that we will be able to continue to increase our production at our manufacturing facility without substantially increasing our non-production salaries and related costs. In addition, we have not experienced significant difficulties in obtaining raw materials for our products and management does not anticipate any such difficulties in the foreseeable future.

     As part of our ongoing expansion of the sensor-based product business, effective as of May 1, 2001 we, through a wholly-owned subsidiary, acquired 100% of the equity of KORONA Haushaltswaren GmbH & Co. KG, formerly a wholly-owned subsidiary of Augusta Technologie AG, Frankfurt am Main, Germany. Korona had sales of approximately $16 million for the fiscal year ended March 31, 2002. Korona markets consumer scale products throughout Europe to retail merchandisers and distributors. These products feature contemporary designs using the latest materials and attractive packaging. Since 2000, we have manufactured approximately 20% of Korona's product line under an OEM agreement and are very familiar with Korona's stature in Europe and its potential for wider global distribution.

     A.   Operating results

     The following table sets forth selected income data as a percentage of net sales for the periods indicated.

                                                   Year ended March 31,
                                            --------------------------------
     Income Statement Data                  2000           2001         2002
                                            ----           ----         ----
     Net sales                             100.0%         100.0%       100.0%
     Cost of sales                         (72.3)         (75.8)       (75.4)
     Gross margin                           27.7           24.2         24.6
     Selling expenses                       (1.7)          (1.3)        (4.6)
     Salaries and related costs            (12.3)          (7.9)        (7.3)
     Research and development expenses      (1.2)          (1.0)        (0.8)
     Administration and general expenses   (10.7)          (8.1)        (6.4)
     Amortization of brand name             --             --           (0.4)
     Income from operations                  1.8            5.9          5.1
     Interest income                         0.8            1.5          0
     Interest expense                       (1.7)          (1.1)        (1.2)
     Foreign exchange gains/(loss)           0.1            0.1         (0.1)
     Other income                            1.2            0.7          0.6
     Consultancy fee                          --           (1.3)        (0.7)
                                           -----          -----        -----
     Income before income taxes              2.2            5.8          3.7
     Income tax benefit/(expense)            --            (0.4)        (0.4)
                                           -----          -----        -----
     Net income                              2.2            5.4          3.3
                                           =====          =====        =====


Fiscal year ended March 31, 2002 compared to fiscal year ended March 31, 2001

     Net Sales. Our sales increased 80% from approximately $29,567,000 for the fiscal year ended March 31, 2001, to approximately $53,303,000 for the fiscal year ended March 31, 2002, primarily as a result of the contribution from our newly acquired subsidiary Korona and more sales of telecommunications products. Korona had $16,039,000 in sales consolidated since May 1, 2001 representing 30% of total sales of the group. Another source of contribution was originated from additional telecommunications products sales of $9,016,000 as a result of increased marketing efforts.

     Gross Margin. Gross margin remained fairly stable at 24.6% for the fiscal year ended March 31, 2002, as compared with 24.2% in the prior year. The gain from higher gross margin of Korona products is offset by the loss from lower gross margin of telecom products.

     Selling Expenses. Selling expenses increased by 548% from approximately $382,000 for the fiscal year ended March 31, 2001 to approximately $2,476,000 for the fiscal year ended March 31, 2002. This increase was attributable primarily to the addition of Korona's selling expenses such as sales commissions and advertising, which amounted to approximately $1,904,000 during the year.

     Salaries And Related Costs. Salaries and related costs increased by 66% from approximately $2,334,000 for the fiscal year ended March 31, 2001 to approximately $3,880,000 for the fiscal year ended March 31, 2002. This increase was primarily due to the inclusion of Korona's salaries of $1,287,000, which constituted 55% of the increase. Further, there was an increase of three people in the production management team.

     Research And Development. Research and development expenses increased 43% from approximately $298,000 for the fiscal year ended March 31, 2001 to approximately $427,000 for the fiscal year ended March 31, 2002 due to the increased research and development activities for telecommunications products.

     Administration And General Expenses. Administration and general expenses increased by 41% from approximately $2,411,000 for the fiscal year ended March 31, 2001 to approximately $3,411,000 for the fiscal year ended March 31, 2002. This increase was primarily due to inclusion of Korona's general and administrative expenses. Further, there was an increase in the allowance for doubtful trade receivables provision of approximately $221,000 in the fiscal year ended March 31, 2002, compared to a nil provision in the fiscal year ended March 31, 2001.

     Amortization Of Brand Name. We amortized approximately $203,000 relating to the brand name acquired upon the acquisition of Korona during the fiscal year ended March 31, 2002. The brand name is amortized using the straight line method over the related estimated useful life of 15 years.

     Income From Operations. As a result of the above changes, income from operations increased by 56% from approximately $1,742,000 for the fiscal year ended March 31, 2001 to $2,714,000 for the fiscal year ended March 31, 2002.

     Interest Income. Interest income decreased by 95% from approximately $458,000 in the fiscal year ended March 31, 2001, to approximately $167,000 for the fiscal year ended March 31, 2002. This decrease was primarily the result of a reduction of cash balances with our banks and the reduction of interest rates in Hong Kong.

     Interest Expenses. Interest expenses increased 91% from approximately $338,000 for the fiscal year ended March 31, 2001 to approximately $645,000 for the fiscal year ended March 31, 2002. This increase was primarily the result of increased borrowings by Korona (i.e., short term loan and overdraft of approximately $2,847,000 at March 31, 2002). These borrowings incurred an interest expense of approximately $241,000 representing 79% of the increase.

     Foreign Exchange Losses/Gains. Foreign exchange rates produced a gain of approximately $43,000 for the fiscal year ended March 31, 2001 and a loss of approximately $40,000 for the fiscal year ended March 31, 2002. The loss was primarily attributable to the increased strength of the RMB in the People's Republic of China against the U.S. Dollar, which arose when translating U.S Dollars or H.K. Dollars to RMB for the purchase of raw materials and payments of salaries and wages in the People's Republic of China.

     Other Income. Other income increased 59% from approximately $205,000 for the fiscal year ended March 31, 2001 to approximately $326,000 for the fiscal year ended March 31, 2002. This increase was primarily a result of increased scrap sales. The increase of scrap sales was mainly due to the increase in production volume as the scrap mainly represented the remains of steel plate and plastics after the production process.

     Consultancy Fee. We entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service is from July 2000 to January 2003. A total consultancy fee of $1,144,260 was capitalized in 2000 and is being amortized over three years of the contract, resulting in a non-cash consultancy fee of approximately $381,000 for the fiscal year ended March 31, 2002, relating to warrants that were issued to the consultant.

     Income Tax Expense. Income tax expense increased from approximately $125,000 for the fiscal year ended March 31, 2001 to $190,000 for the fiscal year ended March 31, 2002, representing 7% and 10% of net income respectively. This increase was primarily attributed to an underprovision of income tax for fiscal year ended March 31, 2001 of approximately $19,000 charged in the fiscal year ended March 31, 2002.

     Net Income. As a result of the above changes, net income increased from approximately $1,604,000 for the fiscal year ended March 31, 2001 to t$1,806,000 for the fiscal year ended March 31, 2002, an increase of approximately $202,000, or 13%.

Fiscal year ended March 31, 2001 compared to fiscal year ended March 31, 2000

     Net Sales. Our net sales increased 92% from approximately $15,380,000 for the fiscal year ended March 31, 2000, to approximately $29,567,000 for the fiscal year ended March 31, 2001, primarily as a result of entering into the new wireless telecommunications business during fiscal year ended March 31, 2000. The full year's effect of the sales has contributed an increase in sales of approximately $7,978,000. In addition, various new and existing customers for electronic sensor-based products have increased their orders resulting in an increase of net sales by 52% in this product segment.

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

     Research And Development. Research and development expenses increased 60% from approximately $186,000 during the fiscal year ended March 31, 2000 to approximately $298,000 for the fiscal year ended March 31, 2001. Research and development costs increased due to development work on our telecommunications products.

     Administration And General Expenses. Administration and general expenses increased by 46% from approximately $1,646,000 for the fiscal year ended March 31, 2000 to approximately $2,411,000 for the fiscal year ended March 31, 2001. This increase was primarily due to increased trading activities and the related increase in administrative overhead to support the higher sales.

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

     Consultancy Fee. We have entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service is from July 2000 to January 2003 and a consultancy fee of approximately $381,000 was incurred for the fiscal year ended March 31, 2001, relating to warrants issued to the consultant.

     Net Income. As a result of the above changes, net income increased from the fiscal year ended March 31, 2000 compared to the fiscal year ended March 31, 2001 by approximately $1,256,000.

Fiscal year ended March 31, 2000 compared to fiscal year ended March 31, 1999

     Net Sales. Our net sales increased 17.9% from approximately $13,046,000 for the fiscal year ended March 31, 1999, to approximately $15,380,000 for the fiscal year ended March 31, 2000, because of increased orders from various existing and new customers.

     Gross Margin. Gross margin decreased from 32.5% to 27.7% because of expenses associated with startup costs with our telecommunications contracts.

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

     Administration And General Expenses. Administration and general expenses remained relatively stable with an insignificant increase for the fiscal year ended March 31, 2000 compared to the fiscal year ended March 31, 1999.

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

     Net Income. As a result of the above changes, net income increased from the fiscal year ended March 31, 1999 compared to the fiscal year ended March 31, 2000 by approximately $334,000.

Impact of Inflation

     We believe that inflation has not had a material affect on our business between 2001 and 2002. During the year, Hong Kong has gone through a period of deflation and Germany has sustained a low inflation period. We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production cost in order to keep pace with inflation. Although our costs of components used in the manufacture of our products have been relatively stable, we believe that any possible significant increase in material costs would affect the entire electronics industry. Thus it would not have a negative material impact on our competitive position in the industry. We believe any increases in labor costs will not materially impact our operations because of the lower labor costs of operating in China.

Taxation

     Under current British Virgin Islands law, we are not subject to tax on our income. Most of our subsidiaries' profits accrue in Hong Kong and Germany where the corporate tax rate is currently 16% and 26.375%, respectively. However, as Korona is a partnership, it is only subject to a local statutory tax rate of 14.17%. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Germany, Hong Kong or China.

     Our subsidiary Bonso Electronics (Shenzhen) Company Limited was fully exempt from state income tax in the PRC for the first two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Company Limited was deemed to be the fiscal year ended December 31, 1998. Therefore, we are subject to income tax at the rate of 7.5% in the PRC effective January 1, 2000 to December 31, 2002. As of January 1, 2003, we will be subject to full taxation from the PRC.

     No reciprocal tax treaty regarding withholding taxes exists between the United States and the British Virgin Islands. Under current British Virgin Islands law, dividends, interest or royalties paid by us to individuals are not subject to tax as long as the recipient is not a resident of the British Virgin Islands. If we were to pay a dividend, we would not be liable to withhold any tax, but shareholders would receive gross dividends, if any, irrespective of their residential or national status.

     Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes. Such dividends are not eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986 (the "Internal Revenue Code"). Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders. You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.

     In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

Exchange Rates

     We sell most of our products to international customers. Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia. Other markets are other European countries (such as the United Kingdom), Australia and Africa. Sales to international customers are made directly by us to our customers. We sell all of our products in United States Dollars and pay for our material components principally in United States Dollars and Hong Kong Dollars. A very small portion of the components used are paid for in Japanese Yen. Most factory expenses incurred are paid in Chinese Renminbi. Because the Hong Kong Dollar is pegged to the United States Dollar, our only material foreign exchange risk arises from potential fluctuations in the Chinese Renminbi; however, the Chinese Renminbi was very stable in the past fiscal year and it is unlikely that there will be material fluctuations in the coming year. We don't currently engage in hedging transactions, and don't intend to do so in the future. Our newly acquired subsidiary Korona primarily pays for its products in United States Dollars and sells its products in German Marks or Euros. As a result, we may experience greater foreign exchange risk than we have in the past.

     B.   Liquidity and capital resources

     We have traditionally relied on borrowings to meet our working capital requirements. These borrowings have been supplemented by internally generated funds and trade credits from suppliers.

     Effective May 1, 2001, we acquired Korona from Augusta. Part of the purchase price was paid to Augusta by the issue of 180,726 shares of our restricted common stock based on an agreed-upon price of $8.00 per share pursuant to the Stock Purchase Agreement (the "Agreement") with Augusta. For accounting purposes, the issue of the shares was originally recorded at the value of $5.00 per share, based on the average price per share for a total of 5 days before and after the completion date of the acquisition. Under the terms of the Agreement we had an obligation to register the common stock with the SEC. The Agreement gave Augusta the right to have us redeem the common stock if the registration of the stock had not been declared effective by the SEC on or before January 31, 2002. We filed a registration statement to register the common stock held by Augusta but it was not declared effective by the SEC until March 7, 2002. In March 2002, Augusta exercised the repurchase obligation requesting to return the 180,726 shares of common stock to us in exchange for a promissory note of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which is approximately $50,000 for the whole period of the promissory note. We are currently in negotiations with Augusta regarding the redemption. If we are not successful in resolving the matter favorably through negotiations or in an arbitration, we may have to pay Augusta $1,445,808 plus interest and attorneys fees. While this would be a large cash expenditure for us, we do not believe making that payment to Augusta would have a material adverse effect upon us.

     The following tables set forth information with respect to our contractual obligations and commercial commitments as of March 31, 2002.

                             Contractual Obligations

                                              Payments due by Period
                               -------------------------------------------------
                      Total    1 to 3 years    4 to 5 years    More than 5 years
                      -----    ------------    ------------    -----------------
Capital Leases       934,279      934,279              0                  0
Operating Leases     895,857      442,332        134,604            318,921


                          Other Commercial Commitments

                                                    Payments due by Period
                                               ---------------------------------
                                                              4 to 5   More than
                                      Total    1 to 3 years    years    5 years
                                      -----    ------------    -----    -------
Letters of credit                   3,308,973   3,308,973        0         0
Short-term loans                    3,754,477   3,754,477        0         0
Long-term loans                        30,231      30,231        0         0
Acquisitions of Plant & Machineries    17,820      17,820        0         0


     As of March 31, 2002, we had in place general banking facilities with four financial institutions with amounts available aggregating $25,430,340. Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, short-term loans and long-term loans. As of March 31, 2002, we had utilized $7,093,681 from these general banking facilities. Interest on this indebtedness fluctuates with the prime rate and HIBOR as set by the Hong Kong Bankers Association. The bank credit facilities are collateralized by certain of our bank deposits, real property located at Savanna Garden in Tai Po, the warehouse space in Fo Tan, office space in Tsimshatsui, and a bank guarantee in the amount of $5,129,908. Our bank credit facilities are due for renewal annually. We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. Excluding the current portion of long-term debt and capital lease obligations, the amounts of total short-term bank borrowings outstanding as of March 31, 2002 and 2001 were $6,612,010 and $4,321,846, respectively. During the fiscal year ended March 31, 2002 we paid a total of $645,045 in interest on indebtedness.

     Operating activities provided $5,472,469 of net cash for the fiscal year ended March 31, 2002 compared to $3,126,892 of net cash for the fiscal year ended March 31, 2001. The increase from the fiscal year ended March 31, 2001, to the fiscal year ended March 31, 2002, was primarily due to an increase in net income before depreciation charges and an increase in receivables collected during the year due to tight credit control management (excluding the additional trade receivables acquired from Korona). Investing activities used $4,888,321 of net cash for the fiscal year ended March 31, 2002, and used $6,718,312 of net cash for the fiscal year ended March 31, 2001. The decrease in net cash used in investing activities from the fiscal year ended March 31, 2001, to the fiscal year ended March 31, 2002, was primarily due to a substantial reduction in the amount of cash used in acquisition of property, plant and equipment. However, we expended net cash of $3,044,000 in the acquisition of Korona. Financing activities used $4,028,389 of net cash for the fiscal year ended March 31, 2002 and provided $954,413 of net cash for the fiscal year ended March 31, 2001. This net decrease in cash provided was primarily due to repayment of banking facilities in 2002 versus the increase in utilization of banking facilities in 2001.

     As of March 31, 2002, we had $1,878,156 in cash and cash equivalents as opposed to $5,322,397 as of March 31, 2001. Working capital at March 31, 2002, was $9,599,000, compared to $9,323,000 at March 31, 2001. There are no other material unused sources of liquid assets. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We do not anticipate incurring any significant capital expenditures during this fiscal year. We believe our working capital is sufficient for our present requirements.

     Our current ratio (current assets divided by current liabilities) decreased from 1.99 as of March 31, 2001 to 1.71 as of March 31, 2002. Our quick ratio (cash and cash equivalents, restricted cash deposits and receivables divided by current liabilities) decreased from 1.43 as of March 31, 2001 to 1.05 as of March 31, 2002.

     C.   Research and development, patents and licenses, etc.

     We believe that our engineering and product development capabilities are important to the future success of our business. We have successfully lowered the costs of our research and development team by moving most research and development activities to our facility in China and principally employing Chinese engineers and technicians at costs that are substantially lower than that would be required in Hong Kong.

     At March 31, 2002, we employed three individuals in Hong Kong and 26 individuals (32 for 2001) in China as our engineering staff, who are at various times engaged in research and development. The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of and in accordance with the specifications provided by the ODMs and OEMs. We anticipate hiring additional research and development personnel to meet the increased demand for scales products.

     During the fiscal year ended March 31, 2002, we spent approximately $427,000 on research and development as opposed to $298,000 for the fiscal year ended March 31, 2001, and approximately $186,000 during the fiscal year ended March 31, 2000.

     D.   Trend information

     During the past two years we have expanded into the telecommunications sector and are manufacturing cordless telephones and family radios (walkie-talkies). Significant expenditures were made to acquire additional production facilities and equipment to support our expansion into the telecommunications market. Although we are optimistic about our future in the manufacture and sale of telecommunications products, we are dependent upon a limited number of customers, and the loss of any of these customers could have a material adverse effect upon us. At May 31, 2002, our backlog of manufacturing orders was $4,996,530 compared to $9,009,059 at June 30, 2001. We believe that revenues from telecommunications products as a percentage of sales will decline in the fiscal year ended March 31, 2003, because management believes that increases in net sales will primarily be in sales of scales.

     In 2001, we acquired Korona, a German company that markets consumer scale products throughout Europe to retail merchandisers and distributors. These products feature contemporary designs using the latest materials and attractive packaging. We have manufactured a portion of Korona's product line under an OEM agreement since 2000 and are very familiar with Korona's stature in Europe and its potential for wider global distribution. Further, the acquisition of Korona is our first step in vertically integrating our manufacturing business with the marketing and distribution of the products we manufacture under our own brand name. We intend as part of this expansion strategy to evaluate other acquisition opportunities.

     Both the scale business and the telecommunication business are subject to some seasonal variation. Typically the first calendar quarter is our slowest quarter. This is due in part to the occurrence of the Chinese New Year's holiday and the fact that our factory workers take leave for the holiday. In addition, sales during the first calendar quarter of both scales and telecommunications products usually dip following the increase in sales during the Christmas season. Retail sales of scales generally decline in the summer, and sales of telecommunications products generally increase during the summer.

Recent Accounting Pronouncements

     In 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Group recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations for which the date of acquisition is on or after July 1, 2001. It also requires, upon adoption of SFAS No. 142, that the Group reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS No. 141.

     SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS No. 142 requires that the Group identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. SFAS No. 142 is required to be applied in fiscal years beginning after December 31, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. Upon adoption of SFAS No.142, anticipated undiscounted cash flow attributable to the intangible asset and the goodwill will be reviewed to assess whether there are any impairment losses. The Group will adopt SFAS No. 142 during the year ended March 31, 2003 and goodwill of the Group of $204,217 as at March 31, 2002 will no longer be subjected to amortization.

     In 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", but retains its fundamental provisions for recognizing and measuring impairment of long-lived assets to be held and used. SFAS No. 144 standardizes the accounting and presentation requirements for all long-lived assets to be disposed of by sale, superceding previous guidance for discontinued operations of business segments. It requires that all long-lived assets to be disposed of by sale are carried at the lower of carrying amount or fair value less costs to sell, and that depreciation should cease to be recorded on such assets. This standard is effective for fiscal years beginning after December 15, 2001.

     We believe that adoption of the new standards will not materially impact our results of operations and financial position.

Item 6. Directors, Senior Management and Employees

     A.   Directors and senior management.

     Our board of directors and executive officers are listed below:

Name                       Age    Position with Bonso
----                       ---    -------------------

Anthony So                 58     President, Chief Executive Officer,
                                  Secretary, Treasurer, Chief Financial Officer,
                                  Chairman of the Board and Director
Kim Wah Chung              44     Director of Engineering and Research and
                                  Development and Director
Cathy Kit Teng Pang        40     Director of Finance and Director
Woo-Ping Fok               53     Director
J. Stewart Jackson, IV     66     Director
George O'Leary             64     Director
Henry F. Schlueter         51     Director and Assistant Secretary

     ANTHONY SO is the founder of Bonso. He is our Chief Executive Officer and Chief Financial Officer and has been our President, Chairman of the Board of Directors and Treasurer since inception, and our Secretary since July 1991. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a masters degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic year. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

     KIM WAH CHUNG has been a director since September 21, 1994. Mr. Chung has been employed by us since 1981 and currently holds the position of Director of Engineering and Research and Development. Mr. Chung is responsible for all research projects and product development. Mr. Chung's entire engineering career has been spent with Bonso, and he has been involved in all of our major product developments. Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a Bachelor of Science degree in electronics.

     CATHY KIT TENG PANG has been a director of Bonso since January 1, 1998. Ms. Pang was first employed by us as Financial Controller in December 1996 and was promoted to Director of Finance on April 1, 1998. Ms. Pang was employed as an auditor in an international audit firm from 1987 to 1991, at which time she joined a Hong Kong listed company in the field of magnetic industry as Assistant Financial Controller. From 1994 until she joined us in 1996, she was employed as Deputy Chief Accountant in a management and property development company in Hong Kong and China. Ms. Pang has a Bachelor of Business Administration degree from York University in Toronto, Canada. She is a member of the American Institute of Certified Public Accountants and of the Hong Kong Society of Accountants.

     WOO-PING FOK was elected to our Board of Directors on September 21, 1994. Mr. Fok and his firm, Norman M.K. Yeung & Co., have served as our Hong Kong counsel since 1993. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory. Mr. Fok practices law in Hong Kong and is a partner with Wong & Fok. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters.

     J. STEWART JACKSON IV has been a director since January 10, 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc., of which he is currently president. Mr. Jackson served on the advisory board of directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

     GEORGE O'LEARY has been a director since January 1997. From November 1994 to the present time, Mr. O'Leary has been President of Pacific Rim Products, Newport Beach, California, a trading company that provides offshore sourcing alternatives to U.S. based electronics companies. For eight years prior to 1994, Mr. O'Leary was President, CEO and a director of Micro General Corporation, Santa Ana, California, a manufacturer and distributor of mechanical and electronic scale products. For eight years prior to that, Mr. O'Leary was Vice President and General Manager of Lanier Business Products, Atlanta, Georgia, a manufacturer and distributor of office products. Mr. O'Leary has a Bachelor of Science degree in Electrical Engineering from Northeastern University, Boston, Massachusetts.

     HENRY F. SCHLUETER has been a director since October 2001, and has been our Assistant Secretary since October 6, 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations and the Wyoming State Bar.

     There are no family relationships between any of our directors and executive officers.

     No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

     B.   Compensation.

     The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2002 to all directors and officers as a group for services in all capacities was approximately $1,082,564 including compensation in the form of housing in Hong Kong for our Chairman and Chief Executive Officer and Director of Engineering and Research and Development consistent with the practice of other companies in Hong Kong. Total compensation for the benefit of Anthony So was $559,672, for the benefit of Cathy Kit Teng Pang was $109,497, for the benefit of K.W. Chung was $140,016, for the benefit of Mr. George O'Leary was $165,000, and for the benefit of Henry F. Schlueter was an aggregate of $108,379. The $108,379 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered and expense incurred.

     We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2002, other than contributions to our Provident Fund Plan which aggregated $31,654 for officers and directors during the fiscal year ended March 31, 2002.

Options of Directors and Senior Management

     The following table provides information concerning options owned by the directors and senior management at May 31, 2002. The table excludes our publicly traded warrants owned by the directors and senior management, information about which is disclosed in Item 7 of this Report together with information concerning the beneficial ownership of our common shares by directors and senior management and major shareholders.


                        Number of Common Shares   Exercise
                              Subject to          Price Per
       Name                  Stock Options          Share       Expiration Date
       ----                  -------------          -----       ---------------

Anthony So                      158,000             $8.00       January 6, 2010
                                128,000             $3.65       April 9, 2011
                                128,000             $2.50       March 6, 2012
Kim Wah Chung                    20,000             $8.00       January 6, 2010
                                 20,000             $3.65       April 9, 2011
                                 20,000             $2.50       March 6, 2012
Cathy Kit Teng Pang              20,000             $8.00       January 6, 2010
                                 20,000             $3.65       April 9, 2011
                                 20,000             $2.50       March 6, 2012
George O'Leary                   10,000             $8.125      January 12, 2010
                                 10,000             $7.875      January 9, 2011
                                 10,000             $2.55       October 15, 2011
Woo Ping Fok                     10,000             $8.125      January 12, 2010
                                 10,000             $7.875      January 9, 2011
                                 10,000             $2.55       October 15, 2011
J. Stewart Jackson IV            10,000             $7.875      January 9, 2011
                                 10,000             $2.55       October 15, 2011
Henry F. Schlueter               10,000             $8.00       January 6, 2010


Directors

     Except for that mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities. However, outside directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. (See "Stock Option Plans -- The 1996 Non-Employee Directors' Stock Option Plan," below.) All directors are reimbursed for all reasonable expenses incurred in connection with services as a director.

Provident Fund Plan

     With effect from January 1, 1988, Bonso Electronics Limited ("BEL"), our wholly-owned foreign subsidiary, started a Provident Fund Plan (the "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the Plan.

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

     BEL's total contributions to the Plan and the MPF for the years ended March 31, 2000, 2001 and 2002 amounted to $64,921, $53,704 and $78,995, respectively.

     C.   Board practices.

     Messrs. Woo Ping Fok, George O'Leary and Henry F. Schlueter are members of our Audit Committee. Mr. O'Leary acts as chairman of the Audit Committee. The Audit Committee's responsibilities include recommending to the board the selection of our independent auditors, reviewing the arrangements and the scope of the independent audit and reviewing all financial statements. We don't have a compensation committee.

     D.   Employees.

     At March 31, 2002, we employed 2,064 persons, compared with 2,314 persons at March 31, 2001; 39 employees in Hong Kong (40 for 2001), 2,001 employees in China (2,274 for 2001), and 24 employees in Germany. Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

     E.   Share ownership.

     The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of May 31, 2002:


                                                          Total Number of
                              Shares of                      Shares of
                             Common Stock                   Common Stock   Percent of
                               Owned of      Options and    Beneficially   Beneficial
        Name                    Record      Warrants Held      Owned       Ownership
        ----                    ------      -------------      -----       ---------
Anthony So                   1,626,195(1)  414,000(2), (3)    2,040,195      34.01%

Kim Wah Chung                   93,700      60,000(4), (5)      153,700       2.72%

Cathy Kit Teng Pang             35,438      60,000(4), (5)       95,438       1.69%

Henry F. Schlueter              34,403      10,000(6)            44,403       0.79%

Woo Ping Fok                    61,907      30,000(7), (8)       91,907       1.64%

George O'Leary                  17,775      30,000(7), (8)       47,775       0.85%

J. Stewart Jackson IV          463,075     120,000(8)           583,075      10.22%

All Directors and Officers
as a group (7 persons)       2,332,493     724,000            3,056,493      48.45%

----------

(1) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2) Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(3) Includes options to purchase 128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, and options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012.
(4) Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(5) Includes options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, and options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012.
(6) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(7) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring January 12, 2010.
(8) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011, and options to purchase 10,000 shares of common stock at an exercise price of $2.55 per share expiring on October 15, 2011.

Stock Option Plans

The 1996 Stock Option Plan

     In October 1996, our stockholders adopted the 1996 Stock Option Plan (the "Employees' Plan") which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of our common stock. In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase common stock under the Employees' Plan. The purpose of the Employees' Plan is to make options available to management and employees in order to encourage them to secure or increase on reasonable terms their stock ownership and to encourage them to remain in our Company.

     The Employees' Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the Employees' Plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than ten years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of common stock. No options granted under the Employee Plan are transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable during the lifetime of the optionee, only by such optionee.

     The exercise price of an option granted pursuant to the Employees' Plan may be paid in cash, by the surrender of options, in common stock, in other property, including the optionee's promissory note, or by a combination of the above, at our discretion.

The 1996 Non-Employee Directors' Stock Option Plan

     In October 1996, our stockholders adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Plan") which provides for the grant of options to purchase an aggregate of not more than 100,000 shares of common stock. In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 100,000 to 600,000 in the aggregate the number of options to purchase common stock under the Non-Employee Directors' Plan. The purpose of the Non-Employee Directors' Plan is to promote the long-term success of the Company by creating a long-term mutuality of interests between the non-employee directors and the stockholders, to provide an additional inducement for such directors to remain with us and to provide a means through which we may attract able persons to serve as directors. The Non-Employee Directors' Plan is administered by a committee (the "Committee") appointed by the Board of Directors.

     Under the Non-Employee Directors' Plan, on the third business day following each Annual Meeting of the stockholders, each director who is not then an employee of the Company or any of its subsidiaries is automatically granted a stock option to purchase 10,000 shares of common stock. The exercise price of all options granted under the Non-Employee Directors' Plan is equal to the fair market value of the underlying shares on the date of grant, based on guidelines set forth in the Non-Employee Directors' Plan. The exercise price may be paid in cash, by the surrender of options, in common stock, in other property, including the optionee's promissory note, or by a combination of the above, at the discretion of the Company. The term of each option granted pursuant to the Non-Employee Directors' Plan is ten years from the date of grant; however, no such option may be exercised during the first six months of its term. The term of an option granted pursuant to the Non-Employee Directors' Plan may be reduced in the event that the optionee ceases to be a director. No option granted pursuant to the Non-Employee Directors' Plan is transferable otherwise than by will or the laws of descent and distribution.

Item 7. Major Shareholders and Related Party Transactions

     A.   Major shareholders

     We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of May 31, 2002, beneficial ownership of our common stock by each person known by us to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name                                Amount Owned
----                        -----------------------------
                                                                  Percent of
                          Shares of     Options/Warrants to        Class (1)
                         Common Stock  Purchase Common Stock  Beneficially Owned
                         ------------  ---------------------  ------------------

Anthony So               1,626,195(2)       414,000(3)             34.01%
John Stewart Jackson IV      463,075        120,000(3)             10.22%
W. Douglas Moreland          501,400                0               8.98%

---------------

(1) Based on beneficial ownership of both shares of common stock and of options to purchase common stock that are immediately exercisable.

(2) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(3)  See "Share Ownership" for additional information.

     There are no arrangements known to us the operation of which may at a subsequent date result in a change in control of the Company.

     Of the 5,584,859 shares of common stock outstanding as of May 31, 2002, 4,220,000 were held in the United States by 238 holders of record. We have 243 shareholders of record and estimate that we have in excess of 840 shareholders holding their stock in street name (who have not objected to their names being disclosed to us).

     B.   Related party transactions.

     Mr. George O'Leary, a director, is paid a commission on orders placed by customers which he obtains for us. The amount of the commission is negotiated on a deal-by-deal basis, without a written agreement. During the fiscal year ended March 31, 2002, Mr. O'Leary was paid an aggregate of $165,000 as consultancy fee for provision of support and marketing services such as soliciting customers, negotiating prices and public relations in the United States.

     During the fiscal year ended March 31, 2002, we paid Schlueter & Associates, P.C. an aggregate of $108,379 for legal fees and expenses. Mr. Henry
F. Schlueter, a director, is the Managing Director of Schlueter & Associates,
P.C.

     C.   Interests of experts and counsel.

     Not Applicable.

     D.   Legal Proceedings

     We are not a party to any legal proceedings other than routine litigation incidental to our business and there are no material legal proceedings pending with respect to our property or assets. However, we are involved in a dispute with Augusta Technologie AG ("Augusta"), relating to the acquisition of Korona from Augusta. Augusta is based in Frankfurt am Main, Germany. Effective May 1, 2001, we acquired Korona from Augusta. Part of the purchase price was paid to Augusta by the issue of 180,726 shares of our restricted common stock based on an agreed-upon price of $8.00 per share pursuant to the Stock Purchase Agreement (the "Agreement") with Augusta. For accounting purposes, the issue of the shares was originally recorded at the value of $5.00 per share, based on the average price per share for a total of 5 days before and after the completion date of the acquisition. Under the terms of the Agreement we had an obligation to register the common stock with the SEC. The Agreement gave Augusta the right to have us redeem the common stock if the registration of the stock had not been declared effective on or before January 31, 2002. We filed a registration statement to register the common stock held by Augusta which was declared effective by the SEC on March 7, 2002. In March 2002, Augusta exercised the repurchase obligation. Augusta asserts that it has the right to tender the 180,726 shares of common stock to us in exchange for a promissory note of $1,445,808, repayable in nine monthly payments.

     We believe we are not required to accept Augusta's tender of their shares because Augusta hindered the registration process by refusing to allow Korona's auditors to update and certify Korona's financial statements. Augusta and Korona had used the same auditors and under German law Augusta had to consent to the auditors continuing to work for Korona after the acquisition. Augusta withheld their consent until October 12, 2001. We believe this delay of approximately three months was the direct cause of our inability to meet the January 31, 2002 deadline.

     We have had various discussions with Augusta about resolving this dispute; however, we have not reached a resolution of this matter. At this time no litigation or arbitration is pending between us and Augusta. We believe that we will be successful if this matter is arbitrated; however, there can be no assurance that we will succeed in any such proceeding. Management believes that the outcome of this dispute with Augusta, even if adverse to us, will not have a material adverse effect upon us.

Item 8. Financial Information

Financial Statements

     A.   Consolidated statements and other financial information.

     Please refer to Item 18.

     B.   Significant changes.

     None.

Item 9. The Offer and Listing

     A.   Offer and listing details.

     Our common stock is traded only in the United States over-the-counter market. It is quoted on the Nasdaq National Market System ("NASDAQ") under the trading symbol "BNSO." The following table sets forth, for the periods indicated, the range of high and low closing sales prices per share reported by NASDAQ. The quotations represent prices between dealers and do not include retail markup markdown or commissions and may not necessarily represent actual transactions.

     The following table sets forth the high and low closing sale prices as reported by NASDAQ for each of the last five years:

                  Period                          High                Low
                  ------                          ----                ---
     April 1, 1997 to March 31, 1998             $10.125            $1.6875
     April 1, 1998 to March 31, 1999             $11.375            $3.5625
     April 1, 1999 to March 31, 2000             $19.875              $5.75
     April 1, 2000 to March 31, 2001            $17.5625              $6.00
     April 1, 2001 to March 31, 2002              $7.625              $2.38

     The following table sets forth the high and low closing sale prices as reported by NASDAQ during each of the quarters in the two-year period ended March 31, 2002.

                  Period                          High                Low
                  ------                          ----                ---
     April 1, 2000 to June 30, 2000             $17.5625            $12.125
     July 1, 2000 to September 30, 2000           $12.50            $7.9375
     October 1, 2000 to December 31, 2000       $11.5625             $6.375
     January 1, 2001 to March 31, 2001           $12.875              $6.00
     April 1, 2001 to June 30, 2001               $7.625              $3.64
     July 1, 2001 to September 30, 2001            $4.85              $2.38
     October 1, 2001 to December 31, 2001          $3.42              $2.45
     January 1, 2002 to March 31, 2002             $3.15              $2.47

     The following table sets forth the high and low closing sale prices as reported by NASDAQ during each of the most recent six months.

                  Period                          High                Low
                  ------                          ----                ---
     December 2001                                $3.19              $2.86
     January 2002                                 $3.15              $2.49
     February 2002                                $2.98              $2.47
     March 2002                                   $3.00              $2.47
     April 2002                                   $3.45              $2.52
     May 2002                                     $3.22              $2.61

Transfer and Warrant Agent

     The transfer agent and registrar for the common stock and the warrant agent for the warrants is U.S. Stock Transfer Corporation, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10. Additional Information.

     A.   Share capital.

     Our authorized capital is $170,000 consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years, is presented in the Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2000, 2001 and 2002 included herein as Item 18.

     At May 31, 2002, there were 5,584,859 shares of our common stock outstanding, all of which were fully paid. At May 31, 2002, we had outstanding 2,174,403 warrants to purchase common stock which are publicly traded and are exercisable to purchase 1,087,201 shares of common stock at $17.50 per share until December 31, 2002. In addition, at May 31, 2002, we had outstanding 672,000 options to purchase common stock as follows:

           Number of        Exercise Price            Expiration
            Options           per Share                  Date
            -------           ---------                  ----

            228,000             $8.00               January 6, 2010
             20,000             $8.125             January 12, 2010
             30,000             $7.875              January 9, 2011
            196,000             $3.65                 April 9, 2011
             30,000             $2.55              October 14, 2011
            168,000              2.50                 March 6, 2012

     At May 31, 2002, there were no shares of our preferred stock outstanding.

     B.   Memorandum and Articles of Association.

     We are registered in the British Virgin Islands and have been assigned company number 9032 in the register of companies. Our registered agent is HWR Services Limited and is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The object or purpose of the Company is to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Paragraph 4 of our Memorandum of Association. As an International Business Company, we are prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands or acting as a bank or insurance company. We do not believe that these restrictions materially affect our operations.

     Paragraph 57(c) of our Amended Articles of Association (the "Articles") provides that a director may be counted as one of a quorum in respect of any contract or arrangement in which the director is materially interested; however, if the agreement or transaction cannot be approved by a resolution of directors without counting the vote or consent of any interested director, the agreement or transaction may only be validated by approval or ratification by a resolution of the members. Paragraph 53 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company. Paragraph 66 of the Articles provides that the directors may by resolution exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of ours or of any third party. Such borrowing powers can be altered by an amendment to the Articles. There is no provision in the Articles for the mandatory retirement of directors. Directors are not required to own shares of the Company in order to serve as directors.

     Our authorized share capital is $170,000 divided into 23,333,334 shares of common stock, $0.003 par value, and 10,000,000 authorized shares of preferred stock, $0.01 par value. Holders of our common stock are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common stock have no preemptive rights to purchase any additional unissued common shares.

     Paragraph 7 of the Memorandum of Association provides that without prejudice to any special rights previously conferred on the holders of any existing shares, any share may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the directors may from time to time determine.

     Paragraph 10 of the Memorandum of Association provides that if at any time the authorized share capital is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

     Paragraph 105 of the Articles of Association provide that our Memorandum and Articles of Association may be amended by a resolution of members or a resolution of directors. Thus, our board of directors without shareholder approval may amend our Memorandum and Articles of Association. This includes amendments to increase or reduce our authorized capital stock. Our ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company, including a tender offer to purchase our common shares at a premium over the then current market price.

     Provisions in respect of the holding of general meetings and extraordinary general meetings are set out in Paragraphs 68 through 77 of the Articles and under the International Business Companies Act. The directors may convene meetings of the members at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding more than 30% of the votes of our outstanding voting shares.

     British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities. There are no provisions in the Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

     A copy of our Memorandum and Articles of Association, as amended, has been filed as an exhibit to the Registration Statement on Form F-2 (SEC File No. 333-32524).

     C.   Material contracts.

     We have not entered into any material contracts outside of the ordinary course of business during the last two years except for our Agreement to acquire Korona. For additional information about the acquisition of Korona, please see
Item 4. - "Information on the Company - History and Development of the Company."

     D.   Exchange controls.

     There are no exchange control restrictions on payments of dividends on our common stock or on the conduct of our operations either in Hong Kong, where our principal executive offices are located, or the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. Taxation and repatriation of profits regarding our China operations are regulated by Chinese laws and regulations. To date, these controls have not had and are not expected to have a material impact on our financial results. There are no material British Virgin Islands laws that impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to holders of our securities who are not residents of the British Virgin Islands. British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.

     E.   Taxation.

     Under current British Virgin Islands law, we are not subject to tax on our income. Most of our subsidiaries' profits accrue in Hong Kong and Germany where the corporate tax rate is currently 16% and 26.375%, respectively. However, as Korona is a partnership, it is only subject to 14.17% of the local statutory rate. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Germany, Hong Kong or China.

     Our subsidiary Bonso Electronics (Shenzhen) Company Limited was fully exempt from state income tax in the PRC for the first two years starting from the first profit making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Company Limited was deemed to be the fiscal year ended December 31, 1998. Therefore, we are subject to income tax at the rate of 7.5% in the PRC effective January 1, 2000 to December 31, 2002.

     No reciprocal tax treaty regarding withholding exists between the United States and the British Virgin Islands. Under current British Virgin Islands law, dividends, interest or royalties paid by us to individuals are not subject to tax as long as the recipient is not a resident of the British Virgin Islands. If we were to pay a dividend, we would not be liable to withhold any tax, but shareholders would receive gross dividends, if any, irrespective of their residential or national status.

     Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes. Such dividends are not eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986 (the "Internal Revenue Code"). Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders. You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.

     In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

     F.   Dividends and paying agents.

     Not Applicable.

     G.   Statement by experts.

     Not Applicable.

     H.   Documents on display.

     You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the Securities and Exchange Commission (the "Commission") at the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. You can also obtain copies of our Commission filings by going to the Commission's website at http://www.sec.gov.

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

Foreign Currency Risk

     The majority of our net sales are priced in United States Dollars. Our costs and expenses are priced in United States Dollars, Hong Kong Dollars, Chinese Renminbi, Euros and Japanese Yen. Accordingly, the competitiveness of our products relative to products produced domestically (in foreign markets) may be affected by the performance of the United States Dollar compared with that of our foreign customers' currencies. Additionally, we are exposed to the risk of foreign currency transaction and translation losses which might result from adverse fluctuations in the values of the Hong Kong Dollar, the Chinese

Renminbi, the Euro and the Japanese Yen. These factors are also applicable as a result of our acquisition of Korona in the fiscal year ended March 31, 2002. A significant portion of Korona's net sales were in German Marks prior to January 1, 2002 and are in Euros currently. A significant portion of Korona's costs and expenses are paid for in United States Dollars. The fluctuation of the value of the Euro compared to the United States Dollar could expose us to additional risk of foreign currency transaction and translation losses.

     A summary of our debts as at March 31, 2002 which were subjected to foreign currency risk is as below:

                                              March 31,
Currencies:                                     2002
-----------                                  ----------
Euro                                         $2,846,593

Hong Kong Dollars                             1,712,006

Japanese Yen                                    198,755

Renminbi                                         30,231
                                            -----------
                                             $4,787,585
                                            -----------

All the balances above are due within one year.

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

Interest Rate Risk

     Our interest rate risk primarily arises from our long-term debt and our general banking facilities. At March 31, 2002, our total long-term debt was nil, and we had utilized approximately $7,093,681 million of our total banking facilities of $25,430,340 million. Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

     A summary of our debts as at March 31, 2002 which were subjected to variable interest rates is as below:

                                March 31, 2002             Interest rate
                                --------------             -------------

Notes payable                    $2,857,533              Prime rate minus
                                                           0.25% to prime
                                                          or HIBOR + 2.5%

Short-term loans                   $907,884              Prime rate minus
                                                           0.25% to prime
                                                          or HIBOR + 2.5%

HIBOR: Hong Kong Interbank Offered Rate
Prime rate: The prime rate as determined by the Hong Kong Bankers Association

     All the balances above are due within one year.

     For further information concerning our banking facilities the interest rates payable, and repayment terms please see Note 7 to our Consolidated Financial Statements.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications to the rights of Security Holders and Use of Proceeds.

     None.

Item 15. Reserved.


Item 16. Reserved.


                                    PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     The following Financial Statements are filed as part of this Annual Report:

                                                                      Page
                                                                      ----
     Index to Consolidated Financial Statements                       F-1

     Report of Independent Accountants                                F-2

     Consolidated Balance Sheets as of March 31, 2001 and 2002        F-3

     Consolidated Statements of Income and Comprehensive
     Income for the years ended March 31, 2000, 2001 and 2002         F-4

     Consolidated Statements of Changes in Shareholders' Equity
     for the years ended March 31, 2000, 2001 and 2002                F-5

     Consolidated Statements of Cash Flows for the years ended
     March 31, 2000, 2001 and 2002                                 F-6 and F-7

     Notes to Consolidated Financial Statements                 F-8 through F-35

Item 19. Exhibits.

     23.1   Consent of PricewaterhouseCoopers

                                   SIGNATURES


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                            BONSO ELECTRONICS INTERNATIONAL INC.



Dated:   July 3, 2002                       /s/ Anthony So
         ------------                       ------------------------------------
                                            Anthony So, President

              Bonso Electronics International Inc. and Subsidiaries
                   Index to Consolidated Financial Statements

                                 March 31, 2002


Contents                                                                Pages
                                                                        -----


Report of Independent Accountants........................................F-2



Consolidated Balance Sheets as of March 31, 2001 and 2002................F-3



Consolidated Statements of Income and Comprehensive Income
 for the years ended March 31, 2000, 2001 and 2002.......................F-4



Consolidated Statements of Changes in Shareholders' Equity
 for the years ended March 31, 2000, 2001 and 2002.......................F-5



Consolidated Statements of Cash Flows for the years ended
 March 31, 2000, 2001 and 2002.......................................F-6 and F-7



Notes to Consolidated Financial Statements...........................F-8 to F-35

                        Report of Independent Accountants
                        ---------------------------------


Board of Directors and Shareholders
Bonso Electronics International Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and Subsidiaries (the "Group") as of March 31, 2001 and 2002 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bonso Electronics International, Inc. and Subsidiaries as of March 31, 2001 and 2002 and the results of their operations and cash flows for each of the three years in the period ended March 31, 2002, in conformity with generally accepted accounting principles in the United States of America.






/s/  PricewaterhouseCoopers
---------------------------
     PricewaterhouseCoopers


Hong Kong, June 21, 2002

                        Bonso Electronics International Inc. and Subsidiaries
                                     Consolidated Balance Sheets
                                (Expressed in United States Dollars)

                                                                                March 31
                                                                       --------------------------
                                                                           2001           2002
                                                                                 $              $
Assets

Current assets
 Cash and cash equivalents                                               5,322,397      1,878,156
 Restricted cash deposits                                                2,873,898      3,972,542
 Trade receivables, net                                                  3,518,943      6,838,576
 Inventories                                                             5,310,889      8,861,952
 Notes receivable                                                        1,086,949        686,258
 Deferred income tax assets - current                                       10,190         27,219
 Other receivables, deposits and prepayments                               619,858        822,646
                                                                       -----------    -----------
 Total current assets                                                   18,743,124     23,087,349
                                                                       -----------    -----------
Deposits                                                                    70,511         16,038

Deferred income tax assets - non current                                    87,245         84,422

Goodwill                                                                      --          204,217

Brand name, net                                                               --        2,797,392

Property, plant and equipment

 Leasehold land and buildings                                           12,248,784     12,567,309
 Plant and machinery                                                    10,766,115     11,995,871
 Moulds                                                                  2,113,066           --
 Furniture, fixtures and equipment                                       3,291,043      4,239,602
 Motor vehicles                                                            304,869        343,068
                                                                       -----------    -----------
                                                                        28,723,877     29,145,850
 Less: accumulated depreciation and amortization                       (10,128,087)   (10,884,191)
                                                                       -----------    -----------
 Net property, plant and equipment                                      18,595,790     18,261,659
                                                                       -----------    -----------
 Total assets                                                           37,496,670     44,451,077
                                                                       ===========    ===========
Liabilities and shareholders' equity

Current liabilities
 Notes payable                                                           3,234,897      2,857,533
 Accounts payable                                                        3,435,626      4,122,443
 Accrued charges and deposits                                            1,029,967      2,022,472
 Income taxes payable                                                       95,694         83,614
 Short-term loans                                                        1,086,949      3,754,477
 Current portion of long-term debt and capital lease obligations           537,029        647,501
                                                                       -----------    -----------
 Total current liabilities                                               9,420,162     13,488,040
                                                                       -----------    -----------
Long-term debt and capital lease obligations, net of
  current maturities                                                       403,890        317,009

Commitments and contingencies (Note 6(b) and 11)

Redeemable common stock

Redeemable common stock par value $0.003 per share
  - issued and outstanding shares: 2001 - 0; 2002 - 180,726                   --        1,445,808

Table continues on following page.


                        Bonso Electronics International Inc. and Subsidiaries
                                     Consolidated Balance Sheets
                                (Expressed in United States Dollars)
                                             (Continued)

                                                                                March 31
                                                                       --------------------------
                                                                           2001           2002
                                                                                 $              $
Shareholders' equity

Preferred stock par value $0.01 per share
  - authorized shares - 10,000,000 in 2002
  - issued and outstanding shares: 2001-0; 2002-0                             --             --
Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : 2001-5,496,133;
    2002-5,404,133                                                          16,484         16,208
Additional paid-in capital                                              21,854,160     21,152,502
Deferred consultancy fee                                                  (762,840)      (381,420)
Retained earnings                                                        6,927,842      8,176,958
Accumulated other comprehensive income                                     235,972        235,972
Common stock held in treasury, at cost                                    (599,000)          --
                                                                       -----------    -----------
                                                                        27,672,618     29,200,220
                                                                       -----------    -----------
Total liabilities and shareholders' equity                              37,496,670     44,451,077
                                                                       ===========    ===========

                       See notes to these consolidated financial statements

                                             F-3(Con't)

                 Bonso Electronics International Inc. and Subsidiaries
              Consolidated Statements of Income and Comprehensive Income
                         (Expressed in United States Dollars)



                                                2000           2001           2002
                                                      $              $              $

Net sales                                    15,380,286     29,566,680     53,303,101
Cost of sales                                11,117,922     22,400,017     40,192,242
                                            -----------    -----------    -----------
Gross margin                                  4,262,364      7,166,663     13,110,859

Selling expenses                                261,297        382,422      2,476,285
Salaries and related costs                    1,898,944      2,333,776      3,880,274
Research and development expenses               186,251        297,740        426,364
Administration and general expenses           1,646,320      2,410,872      3,411,336
Amortization of brand name                         --             --          202,608
                                            -----------    -----------    -----------
Income from operations                          269,552      1,741,853      2,713,992
Interest income                                 129,794        458,328        166,723
Interest expenses                              (261,288)      (337,526)      (645,045)
Foreign exchange gains/(losses)                  14,449         42,722        (39,954)
Other income                                    191,790        204,585        181,272
Consultancy fee                                    --         (381,420)      (381,420)
                                            -----------    -----------    -----------
Income before income taxes                      344,297      1,728,542      1,995,568
Income tax benefit/(expense)                      3,401       (124,743)      (189,962)
                                            -----------    -----------    -----------
Net income                                      347,698      1,603,799      1,805,606

Other comprehensive income, net of tax:
 Foreign currency translation adjustments           701           --             --
                                            -----------    -----------    -----------
Comprehensive income                            348,399      1,603,799      1,805,606
                                            ===========    ===========    ===========

Earnings per share
 Basic                                      $      0.10    $      0.29    $      0.32
                                            ===========    ===========    ===========

 Diluted                                    $      0.09    $      0.28    $      0.32
                                            ===========    ===========    ===========


                  See notes to these consolidated financial statements



                                  Bonso Electronics International Inc. and Subsidiaries
                               Consolidated Statements of Changes in Shareholders' Equity
                                          (Expressed in United States Dollars)


                                                       Common stock
                                                --------------------------
                                                                                              Promissory
                                                                                                    note
                                                     Shares                    Additional     receivable         Common
                                                 issued and         Amount        paid-in           from     stock held
                                                outstanding    outstanding        capital    shareholder    at treasury
                                                -----------    -----------    -----------    -----------    -----------
                                                                         $              $              $            $
Balance, March 31, 1999                           3,119,159          9,353     10,285,105     (1,430,000)          --

Net income                                             --             --             --             --             --
Other comprehensive income, net of tax
Foreign currency adjustments:
Cumulative translation adjustments                     --             --             --             --             --
Common stock issued upon exercise
 of share options                                   919,675          2,759         52,089           --             --
Common stock issued upon exercis
 of warrants, net of expenses                     1,673,776          5,021     11,988,306           --             --
                                                -----------    -----------    -----------    -----------    -----------
Balance, March 31, 2000                           5,712,610         17,133     22,325,500     (1,430,000)          --

Net income                                             --             --             --             --             --
Common stock issued upon exercise
 of share options                                     7,023             21            (21)          --             --
Deferred consultancy fee (note 15(d))                  --             --        1,144,260           --             --
Amortization of deferred consultancy fee
 (note 15(d))                                          --             --             --             --             --
Common stock issued upon exercise of warrants        50,000            150        399,850           --             --
Cash dividends declared on common stock
 ($0.1 per share)                                      --             --             --             --             --
Purchase of common stock                               --             --             --             --       (1,185,249)
Retirement of common stock                          (73,500)          (220)      (586,029)          --          586,249
Cancellation of common stock subscribed            (200,000)          (600)    (1,429,400)     1,430,000           --
                                                -----------    -----------    -----------    -----------    -----------
Balance, March 31, 2001                           5,496,133         16,484     21,854,160           --         (599,000)

Net income                                             --             --             --             --             --
Amortization of deferred consultancy fee
 (note 15(d))                                          --             --             --             --             --
Cash dividends declared on common stock
 ($0.1 per share)                                      --             --             --             --             --
Purchase of common stock                               --             --             --             --         (102,934)
Retirement of common stock                          (92,000)          (276)      (701,658)          --          701,934
                                                -----------    -----------    -----------    -----------    -----------
Balance, March 31, 2002                           5,404,133         16,208     21,152,502           --             --
                                                ===========    ===========    ===========    ===========    ===========


                                  See notes to these consolidated financial statements



                          Bonso Electronics International Inc. and Subsidiaries
                       Consolidated Statements of Changes in Shareholders' Equity
                                  (Expressed in United States Dollars)
                                              (Continued)



                                                                              Accumulated
                                                                                    other
                                                                            comprehensive
                                                   Deferred                income-foreign         Total
                                                consultancy       Retained       currency  shareholders'
                                                        fee       earnings    adjustments        equity
                                                -----------    -----------    -----------   -----------
                                                         $               $              $             $

Balance, March 31, 1999                                --        5,525,958        235,271    14,625,687

Net income                                             --          347,698           --         347,698
Other comprehensive income, net of tax
Foreign currency adjustments:
Cumulative translation adjustments                     --             --              701           701
Common stock issued upon exercise
 of share options                                      --             --             --          54,848
Common stock issued upon exercis
 of warrants, net of expenses                          --             --             --      11,993,327
                                                -----------    -----------    -----------   -----------
Balance, March 31, 2000                                --        5,873,656        235,972    27,022,261

Net income                                             --        1,603,799           --       1,603,799
Common stock issued upon exercise
 of share options                                      --             --             --            --
Deferred consultancy fee (note 15(d))            (1,144,260)          --             --            --
Amortization of deferred consultancy fee
 (note 15(d))                                       381,420           --             --         381,420
Common stock issued upon exercise of warrants          --             --             --         400,000
Cash dividends declared on common stock
 ($0.1 per share)                                      --         (549,613)          --        (549,613)
Purchase of common stock                               --             --             --      (1,185,249)
Retirement of common stock                             --             --             --            --
Cancellation of common stock subscribed                --             --             --            --
                                                -----------    -----------    -----------   -----------
Balance, March 31, 2001                            (762,840)     6,927,842        235,972    27,672,618

Net income                                             --        1,805,606           --       1,805,606
Amortization of deferred consultancy fee
 (note 15(d))                                       381,420           --             --         381,420
Cash dividends declared on common stock
 ($0.1 per share)                                      --         (556,490)          --        (556,490)
Purchase of common stock                               --             --             --        (102,934)
Retirement of common stock                             --             --             --            --
                                                -----------    -----------    -----------   -----------
Balance, March 31, 2002                            (381,420)     8,176,958        235,972    29,200,220
                                                ===========    ===========    ===========   ===========


                          See notes to these consolidated financial statements

                                               F-5(Con't)


                       Bonso Electronics International Inc. and Subsidiaries
                               Consolidated Statements of Cash Flows
                               (Expressed in United States Dollars)



                                                               2000           2001           2002
                                                                  $              $              $
Cash flows from operating activities

 Net income                                                 347,698      1,603,799      1,805,606
 Adjustments to reconcile net income to net cash
  provided by operating activities :
  Depreciation                                            1,316,994      2,019,621      2,738,937
  Amortization                                              302,179        329,564        548,978
  Consultancy fee                                              --          381,420        381,420
  Other                                                     (25,677)       124,743          8,040

 Changes in assets and liabilities:
  Trade receivables                                      (1,259,455)    (1,857,893)       499,236
  Other receivables, deposits and prepayments                 7,380       (384,007)       (99,911)
  Notes receivable                                          165,274       (561,774)       400,691
  Inventories                                            (1,622,488)       865,373       (932,725)
  Accounts payable, accrued charges and deposits          2,258,494        554,731        148,483
  Other                                                     110,849         51,315        (26,286)
                                                        -----------    -----------    -----------
 Net cash provided by operating activities                1,601,248      3,126,892      5,472,469
                                                        -----------    -----------    -----------

Cash flows from investing activities

 Restricted cash deposits                                (1,060,264)      (801,946)    (1,098,644)
 Deposits for property, plant and equipment                (398,147)       (70,511)       (16,038)
 Proceeds from disposal of property, plant and
  equipment                                                   8,149            441         26,555
 Acquisition of property, plant and equipment            (3,458,318)    (5,846,296)      (756,010)
 Acquisition of a subsidiary, net of cash acquired             --             --       (3,044,184)
                                                        -----------    -----------    -----------
 Net cash used in investing activities                   (4,908,580)    (6,718,312)    (4,888,321)
                                                        -----------    -----------    -----------

Cash flows from financing activities

 Issue of shares on exercise of warrants and options     12,272,436        400,000           --
 Repurchase of common stock                                    --       (1,185,249)      (102,934)
 Expenses paid for warrant redemption                      (224,261)          --             --
 Principal payments under long-term debt                   (111,984)       (65,016)       (38,451)
 Capital lease payments                                    (436,165)      (526,227)      (681,748)
 Net (repayment)/advance under banking facilities          (503,428)     2,880,518     (2,648,766)
 Payment of dividends to stockholders                          --         (549,613)      (556,490)
                                                        -----------    -----------    -----------
 Net cash (used in)/provided by financing activities     10,996,598        954,413     (4,028,389)
                                                        -----------    -----------    -----------

 Effect of foreign exchange rate changes on cash             (1,309)          --             --
                                                        -----------    -----------    -----------

 Net (decrease)/increase in cash and cash equivalents     7,687,957     (2,637,007)    (3,444,241)
 Cash and cash equivalents, beginning of year               271,447      7,959,404      5,322,397
                                                        -----------    -----------    -----------
 Cash and cash equivalents, end of year                   7,959,404      5,322,397      1,878,156
                                                        ===========    ===========    ===========


                       See notes to these consolidated financial statements



                   Bonso Electronics International Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements (continued)
                           (Expressed in United States Dollars)



                                                         2000          2001         2002
                                                            $             $            $
Supplemental disclosure of cash flow information

Cash paid during the year for:
    Interest paid                                     261,288       337,526      645,045
    Income tax paid, net of refund                    (22,276)         --       (204,169)

Non-cash investing and financing activities

    Property acquired under capital leases          1,540,608          --        743,821

    Acquisition:
      Fair valued of net assets acquired                 --            --      1,294,512
      Cash acquired                                      --            --          8,737






                   See notes to these consolidated financial statements

                                           F-7

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


1    Description of business and significant accounting policies

     Bonso Electronics International Inc. ("the Company") and its subsidiaries are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, electronic consumer products, health care products and telecommunication products.

     Effective May 1, 2001, the Group acquired 100% of the equity of Korona Haushaltswaren GmbH & Co. KG ("Korona") from Augusta Technologies AG ("Augusta"). Korona is a German company engaged in the distribution of electronic scales in Europe.(Note 10)

     The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include provisions made against inventories and trade receivables, and the valuation of long-lived assets. Actual results could differ from those estimates.

     The significant accounting policies are as follows:

(a)  Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). All significant intercompany accounts and transactions are eliminated in consolidation.

     The companies acquired during the financial period have been consolidated from the date on which control of the net assets and operations was transferred to the Group. Similarly the result of a group company divested during the accounting period is included in the Group accounts only to the date of disposal.

     Acquisitions of companies are accounted for using the purchase method of accounting. Goodwill represents the excess of the purchase cost over the fair value of assets less liabilities of acquired companies.

     During the financial year ending March 31, 2003, the Group will adopt Statement of Financial Accounting Standard ("SFAS") No. 142 "Goodwill and Other Intangible Assets", which requires discontinuance of goodwill amortization. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down to its recoverable amount.

(b)  Cash and cash equivalents

     Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value because of the short term maturity of these instruments.

(c)  Inventories

     Inventories are stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis. Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of completion and disposal. Inventories are reduced by reserves for obsolence and slow moving parts, which are determined based on management's assessment of their current status.

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

(e)  Impairment

     Long-lived assets held and used by the Company and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(f)  Brand name

     Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight line method over the related estimated useful life of 15 years. Where an indication of impairment exists, the carrying amount of the brand name is assessed and written down to its recoverable amount.

(g)  Property, plant and equipment

     (i) Property, plant and equipment are stated at cost. Leasehold land and buildings are amortized on a straight-line basis over 15 to 50 years, representing the shorter of the remaining term of the lease or the expected useful life to the Group.



     (ii) Other fixed assets are carried at cost and depreciated using the straight-line method over their expected useful lives to the Group. The principal annual rates used for this purpose are:

           Plant and machinery                                  - 14% to 33.3%
           Moulds                                               - 20%
           Furniture, fixtures and equipment                    - 20%
           Motor vehicles                                       - 20%

     (iii) The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year incurred.

     (iv) Any gain or loss on disposal is included in the Consolidated Statements of Income and Comprehensive Income.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


1    Description of business and significant accounting policies (Continued)

(h)  Trade receivables

     Provision is made against trade receivables to the extent that collection is considered to be doubtful.

(i)  Research and development costs

     Research and development costs are expensed in the financial period during which they are incurred.

(j)  Advertising

     Advertising costs are expensed as incurred and are included within selling expenses.

     Total advertising costs incurred for the years ended March 31, 2000, 2001 and 2002 amounted to $12,633, $9,942 and $15,821 respectively.

(k)  Deferred income taxes

     Amounts in the consolidated financial statements related to income taxes are calculated using the principles of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carry forwards, are recognized to the extent that realization of such benefits is more likely than not to occur.

(l)  Foreign currency translations

     (i) The functional currency of the Company and one of its Hong Kong subsidiaries is the United States dollar, the functional currency of the other Hong Kong subsidiaries is the Hong Kong dollar and the functional currency of the German subsidiary is the Euro. The functional currency of the Company's subsidiary in the People's Republic of China (the "PRC") is the Renminbi, the national currency of the PRC. The Group's functional currency is the United States dollars.

     (ii) The financial statements of foreign subsidiaries where the United States dollar is the functional currency and which have certain transactions denominated in non-United States dollar currencies are remeasured into the United States dollar. The remeasurement of local currencies into United States dollars creates transaction adjustments which are included in net income.

     (iii) The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into United States dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for statement of income. Adjustments resulting from translation of these financial statements are reflected as a separate component of shareholders' equity.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


1    Description of business and significant accounting policies (Continued)

(m)  Stock options and warrants

     Stock options are granted to employees, directors and non-employees directors and warrants are issued to certain shareholders. Upon exercise of the options and warrants, the holder can acquire ordinary shares of the Company at an exercise price determined by the board of directors. The options are exercisable based on the vesting terms stipulated in the option schemes. The Group follows the intrinsic method of accounting for these options. For options and warrants granted with exercise price being equal or higher than the market price of the common stock on the data of grant, no compensation expense is recognized in the financial statements.

(n)  Warrants issued for non - cash consideration

     Warrants issued in consideration for services rendered are recorded at fair value and a charge equivalent to fair value is included in the Consolidated Statements of Income and Comprehensive Income.

(o)  Recent accounting pronouncements

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, " Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Group recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations for which the date of acquisition is on or after July 1, 2001. It also requires, upon adoption of SFAS No. 142, that the Group reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS No. 141.

     SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS No. 142 requires that the Group identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. SFAS No. 142 is required to be applied in fiscal years beginning after December 31, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. Upon adoption of SFAS No.142, anticipated undiscounted cash flow attributable to the intangible asset and the goodwill will be reviewed to assess whether there are any impairment losses. The Group will adopt SFAS No. 142 during the year ended March 31, 2003 and anticipates that implementation of SFAS No. 142 will not have a material impact on its financial statements. Goodwill of the Group of $204,217 as at March 31, 2002 will no longer be subjected to amortization.


              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


(o)  Recent accounting pronouncements (continued)

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the
     Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS
     No. 121, "Accounting for the Impairment of Long-Lived Assets and for
     Long-Lived Assets to be Disposed of", but retains its fundamental provisions for recognizing and measuring impairment of long-lived assets to be held and used. SFAS No. 144 standardizes the accounting and presentation requirements for all long-lived assets to be disposed of by sale, superceding previous guidance for discontinued operations of business segments. It requires that all long-lived assets to be disposed of by sale are carried at the lower of carrying amount or fair value less costs to sell, and that depreciation should cease to be recorded on such assets.
     This standard is effective for fiscal years beginning after December 15, 2001. The Group anticipates that implementation of SFAS No. 144 will not have a material impact on its financial statements.


2    Allowance for doubtful accounts

     Changes in the allowance for doubtful accounts consist of:

                                                   2000               2001                2002
                                                      $                  $                   $
           Balance, April 1                      39,359                --                 --

           Additions charged to expense            --                  --              220,838
           Write-off                            (39,359)               --                 --
                                                -------             -------            -------
           Balance, March 31                       --                  --              220,838
                                                =======             =======            =======

3    Inventories

(a)  The components of inventories are as follows:
                                                                      2001                2002
                                                                         $                   $

           Raw materials                                         3,611,961           4,287,203
           Work in progress                                      1,125,138           1,012,311
           Finished goods                                          913,265           4,131,054
                                                                 ---------           ---------
                                                                 5,650,364           9,430,568
           Inventories reserves                                   (339,475)           (568,616)
                                                                 ---------           ---------
                                                                 5,310,889           8,861,952
                                                                 =========           =========

(b)  Changes in the inventories reserves consist of the following:

                                                   2000               2001                2002
                                                      $                  $                   $

           Balance, April 1                     195,321            323,126             339,475

           Additions charged to expense         127,805            210,362             229,141
           Write-off                               --             (194,013)               --
                                                -------            -------             -------
           Balance, March 31                    323,126            339,475             568,616
                                                =======            =======             =======

                                      F-12

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

4    Long-term debt

     Long-term debt is denominated in Renminbi and consists of the following:

                                                                 March 31
                                                         ---------------------

                                                            2001          2002
                                                               $             $

           Bank loans at 5.3% per annum                   68,683        30,231
           Less: current portion                         (38,452)      (30,231)
                                                         -------       -------
           Long-term debt, less current maturities        30,231          --
                                                         =======       =======

5    Taxation

(a) The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC and Germany. The current rates of taxation of the subsidiaries operating in Hong Kong and, Shenzhen in the PRC are 16% and 15% respectively. The statutory corporate tax rate in Germany is 26.375%. The subsidiary of the Group in Germany is registered as a partnership in Germany which is subject to a statutory rate of 14.17%. The Group is not subject to income taxes in the British Virgin Islands.

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

(c)  The components of the income tax benefit/(expense) are as follows:

                                               2000         2001          2002
                                                  $            $             $

     Deferred income tax benefit/(expense)   13,898      (28,937)       14,206
     Current income tax expense             (10,497)     (95,806)     (204,168)
                                           --------     --------      --------
     Total income tax benefit/(expense)       3,401     (124,743)     (189,962)
                                           ========     ========      ========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


5    Taxation (Continued)

(d)  Deferred tax assets are comprised of the following:

                                                         2001              2002
                                                            $                 $
     Deferred tax liabilities

      Accelerated depreciation                           (852)           (7,147)

     Deferred tax assets

                                                     --------          --------
     Tax loss carry forwards                           98,246            85,503
     Provision for inventories                         10,190            43,434
     Valuation allowance                              (10,149)          (10,149)
                                                     --------          --------
                                                       98,287           118,788
                                                     --------          --------
     Net deferred tax assets                           97,435           111,641
     Less: current portion                             10,190            27,219
                                                     --------          --------
     Non current portion                               87,245            84,422
                                                     ========          ========

     As of March 31, 2002, the Group had accumulated tax losses amounting to $527,305 (the tax effect thereon is $85,503), which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized by the Group. The valuation allowance carried forward relates to previous tax losses incurred by a currently dormant subsidiary.

     As of March 31, 2002, the Group's accumulated tax losses have no definite period of expiration.

(e)  Changes in the valuation allowance consist of:

                                                    2000        2001        2002
                                                       $           $           $

     Balance, April 1                             34,693      15,420      10,149
     Reduction credited to income tax expense       (337)     (5,271)       --
     Release of valuation allowance upon:
     - approval of losses by tax authorities     (18,936)       --          --
                                                 -------     -------     -------
     Balance, March 31                            15,420      10,149      10,149
                                                 =======     =======     =======

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


5    Taxation (Continued)

(f) The actual income tax benefit/(expense) attributable to earnings for the years ended March 31, 2000, 2001 and 2002 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

                                                  2000        2001        2002
                                                     $           $           $

     Hong Kong statutory tax rate                  16.0%       16.0%       16.0%
     Income tax expense at the Hong
     Kong statutory tax rate                    (55,088)   (276,567)   (319,291)
     Offshore profit not subject to income tax   77,672     171,520     197,676
     Expenses not deductible for income tax
       purposes                                 (24,365)    (13,480)    (48,049)
     Valuation allowance on tax loss             19,273       5,271        --
     Over/(under) provision for Hong Kong
       tax in prior years                        (5,200)      3,194     (18,803)
     Other                                       (8,891)    (14,681)     (1,495)
                                               --------    --------    --------
            Total income tax benefit/(expense)    3,401    (124,743)   (189,962)
                                               ========    ========    ========


6    Leases

(a)  Capital leases

     Motor vehicles and plant and machinery include the following amounts for capitalized leases:

                                         Motor vehicles      Plant and machinery
                                   ---------------------   ---------------------
                                            March 31                March 31
                                   ---------------------   ---------------------
                                        2001        2002        2001        2002
                                           $           $           $           $

     Cost                             59,513     110,065   1,975,887   2,626,620
     Less: accumulated
           amortization               20,830       7,338     532,831     999,432
                                   ---------   ---------   ---------   ---------
                                      38,683     102,727   1,443,056   1,627,188
                                   =========   =========   =========   =========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

6    Leases (Continued)

(a)  (Continued)

     During the years ended March 31, 2000, 2001 and 2002, the Group entered into additional capital lease obligations amounting to $1,540,608, $Nil and $743,821 respectively.

     Future minimum payments for capital leases as of March 31, 2002 with an initial term of more than one year are as follows:

                                                                              $

     2003                                                               698,618
     2004                                                               278,445
     2005                                                                76,674
                                                                      ---------
     Total minimum lease payments                                     1,053,737

     Less: amount representing interest                                (119,458)
                                                                      ---------
     Present value of net minimum lease payments (including
      current portion of $617,270, as of March 31, 2002)                934,279
                                                                      =========

(b)  Operating leases

     As of March 31, 2002, future minimum lease commitments in respect of noncancellable operating leases for factory, office premises and staff quarters in Hong Kong, the PRC and Germany are as follows:

                                                                              $

     2003                                                               256,176
     2004                                                               110,977
     2005                                                                75,179
     2006                                                                68,853
     2007                                                                65,751
     Thereafter                                                         318,921
                                                                        -------
                                                                        895,857
                                                                        =======

     Rent expense for all operating leases amounted to $84,749, $123,124 and $286,351 for the years ended March 31, 2000, 2001 and 2002, respectively.



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7    Banking facilities

     As of March 31, 2002, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, short-term loans and long-term loans. The facilities are interchangeable with total amounts available of $25,430,340 (2001: $14,555,862). The general banking facilities utilitized by the Group are denominated in Hong Kong dollars, Renminbi, Japanese Yen and Euro.

     The Group's general banking facilities, expressed in United States Dollars, are further analyzed as follows:

                                                                                 Terms of banking facilities as of
                                  Amount available             Amount utilized             March 31, 2002
                           -----------------------      ----------------------      ------------------------------
                                     March 31                     March 31
                                2001          2002           2001         2002          Interest      Repayment
                                   $             $              $            $              rate          terms
     Import and export
      facilities

     Letters of credit     7,179,487    12,012,821      4,749,698    3,308,973

     Including sublimit
      of:
      Notes payable        7,179,487    12,012,821      3,234,897    2,857,533        Prime rate   Repayable in
                                                                                     minus 0.25%    full within
                                                                                   to Prime rate    four months
                                                                                        or HIBOR
                                                                                           +2.5%


     Short-term loans      5,384,615    11,656,519      1,086,949    3,754,477        Prime rate   Repayable in
                                                                                     minus 0.25%    full within
                                                                                   to Prime rate   three months
                                                                                        or HIBOR
                                                                                     +2.5% or at
                                                                                      fixed rate
                                                                                           of 8%

     Other facilities

     Bank overdrafts       1,923,077     1,730,769              -            -        Prime rate      Repayable
                                                                                        or HIBOR      on demand
                                                                                        +0.5% to
                                                                                      Prime rate
                                                                                       plus 0.5%

     Long-term loans          68,683        30,231         68,683       30,231        Fixed rate   Repayable by
      (Note 4)                                                                           of 5.3%      9 monthly
                                                                                                    instalments
                          ----------    ----------     ----------   ----------
                          14,555,862    25,430,340      5,905,330    7,093,681
                          ==========    ==========     ==========   ==========

                                                      F-17

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


7    Banking facilities (Continued)

     The amount of banking facilities utilized by the Group are denominated in the following currency:

                                               Amount utilized
                                           -----------------------
                                                   March 31
                                                2001          2002
                                                   $             $

     Euro                                       --       2,846,593

     Hong Kong dollars                     1,719,659     1,712,006

     Japanese Yen                             69,952       198,755

     Renminbi                                 68,683        30,231

     United States dollars                 4,047,036     2,306,096
                                           ---------     ---------
                                           5,905,330     7,093,681
                                           =========     =========

     The Prime rate and HIBOR rate were 5.13% and 2.19% per annum, respectively, as of March 31, 2002. The Prime rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.

     The banking facilities are collateralized by the following:

     (a) a legal charge over leasehold properties of the Group with net book value of $3,942,336 (2001: $3,967,190); and

     (b) bank guarantee of $5,129,908 (2001:$150,000) and restricted cash deposits of $3,972,542 (2001: $2,873,898). The restricted cash deposits have original maturities of less than three months.

     The weighted average interest rate of short-term borrowings of the Group is as follows:

                                                            Year ended March 31
                                                            -------------------
                                                            2001           2002

     Bank overdrafts                                        9.3%           6.5%
     Notes payable                                          8.6%           5.9%
     Short-term loans                                       8.6%           5.9%

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


     8    Related party transactions

     (a) The Group paid emoluments, commissions and/or consultancy fees to its directors as follows:

          Year ended   Mr So Hung Gun,   Ms Pang Kit   Mr Chung Kim   Mr Luk Kam
          March 31             Anthony   Teng, Cathy            Wah          Sun
          --------     ---------------   -----------   ------------   ----------
          2000          $553,718 (iii)      $103,744   $128,854(ii) $106,923(iv)
          2001          $559,672 (iii)      $106,359   $137,285(ii)  $20,816(iv)
          2002          $559,672 (iii)      $109,497   $140,016(ii)          N/A

                            Mr Fok Woo     Mr George   Mr J Stewart     Mr Henry
                                  Ping       O'Leary        Jackson    Schlueter
                        --------------   -----------   ------------   ----------
          2000                     Nil    $136,286(i)           Nil          N/A
          2001                     Nil    $170,134(i)           Nil          N/A
          2002                     Nil    $165,000(i)           Nil  $108,379(v)

          (i) This represented commissions and consultancy fee paid to Mr George O'Leary. Mr O'Leary received commissions on orders placed by customers which he obtained for the Group for the years ended March 31, 2000 and 2001. Since April 1, 2001, a monthly consultancy fee was paid to Mr. O'Leary for provision of support and marketing services in the United States.

          (ii) Included in the emoluments is a housing allowance for $38,462 for each of the three years in the period ended March 31, 2002 payable to a company in which Mr Chung Kim Wah has a beneficial interest.

          (iii) Apart from the emoluments paid by the Group as above, one of the properties of the Group in Hong Kong is also provided to Mr So Hung Gun, Anthony as part of his compensation.

          (iv) Mr Luk Kam Sun resigned as a director of the Company on April 3, 2000.

          (v) Mr Henry Schlueter was appointed as a director of the Company on October 10, 2001. The amount for the year ended March 31, 2002 represented professional fee paid to Schlueter & Associates, P.C., the Group's SEC counsel in which Mr Henry Schlueter is one of the principals.

     (b)  Promissory note receivable from shareholder

          On March 27, 1998, Advantage List & Marketing Corporation ("ALMC") subscribed for 200,000 shares of common stock of the Company at a price of $6.75 per share which represented the fair market value at the date of subscription, in exchange for ALMC's promissory note of $1,470,000. On the same date, ALMC entered into a pledge agreement simultaneously under which ALMC agreed to pledge the common stock to the Company as security for the payment of the promissory note. The promissory note is with full recourse, interest free and was fully repayable on or before September 27, 2000. On September 17, 1998, a total of 200,000 shares of common stock were issued and the shares were held by the Company as security for payment of the promissory note. The promissory note was recorded at its discounted value of $1,350,000. Interest of $80,000 accrued thereon in the year ended March 31, 1999 has been included in additional paid in capital. On November 10, 1999, the Company has entered into an agreement with ALMC to rescind the previous share subscription such that in April 2000, the 200,000 shares of common stock of the Company held by ALMC were returned to the Company in exchange for cancellation of the promissory note of $1,470,000. The 200,000 shares of common stock were cancelled in 2002 and returned to the status of authorized but unissued shares.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


     9    Provident fund plan

     (a) With effect from January 1, 1988, Bonso Electronics Limited ("BEL"), a wholly-owned foreign subsidiary of the Company, implemented a defined contribution plan (the "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan.

          The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong Government, and commenced in December 2000. BEL joined the MPF by implementing a Plan with a major international assurance company. All permanent Hong Kong full time employees who joined BEL in or after December 2000, excluding factory workers, are eligible to join the MPF.

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

     (c) BEL's total contributions to the Plan and the MPF for the years ended March 31, 2000, 2001 and 2002 amounted to $64,921, $53,704 and $78,995 respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


     10   Business acquisition

          Effective May 1, 2001, the Group acquired 100% of the equity of Korona from Augusta. Korona is a German company engaged in the distribution of electronic scales in Europe.

          The acquisition was accounted for using the purchase method of accounting. Under purchase accounting, the total purchase price has been allocated to the acquired assets and liabilities of Korona based on management's best estimate of the fair value of assets acquired and the liabilities assumed as of May 1, 2001. Due to legal restrictions on the timing of the transfer of the title of certain assets, the net assets purchased included a warehouse and an investment in a wholly owned subsidiary of Korona. As required under the terms of the sale and purchase agreement, in June and July 2001, respectively, Augusta repurchased the warehouse and the investment from Korona at their approximate net book values for cash.

          The purchase consideration included cash consideration of $2,730,000 and common stock consideration by issuance of 180,726 shares of restricted common stock based on an agreed-upon price of $8.00 per share pursuant to the Stock Purchase Agreement (the "Agreement") with Augusta. For accounting purposes, the issue of the shares was originally recorded at the value of $5.00 per share, based on the average price per share for a total of 5 days before and after the completion date of the acquisition. Under the terms of the Agreement the Company had an obligation to register the common stock with the United States Securities and Exchange Commission (the "SEC"). The Agreement gave Augusta the right to redeem the common stock if the registration of the stock had not cleared the SEC by January 31, 2002. The Company filed a registration statement to register the common stock held by Augusta which was declared effective by the SEC on March 7, 2002. In March 2002, Augusta exercised the repurchase obligation requesting to return the 180,726 shares of common stock to the Company in exchange for a promissory note of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which would result in an interest cost of approximately $50,000 for the whole period of the promissory note.

          After seeking advice from its legal counsel, the Company believes that it has strong grounds for rejecting the request for the return of the shares and is currently in negotiations with Augusta regarding this matter . The common shares originally issued have not yet been redeemed.

          As the redemption option was exercised by Augusta prior to March 31, 2002, the Group has adjusted the carrying amount of the redeemable common stock to the full redemption amount, The adjustment of $542,178 accrete to the value of the promissory note of $1,445,808, was treated as an adjustment to the original purchase price and resulted in the recognition of goodwill. Any final amendment to the redemption amount resulting from the current negotiations with Augusta will result in a subsequent adjustment to this goodwill amount.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


     10   Business acquisition (continued)

          The allocation of the purchase price is as follows:
                                                                             $

          Cash consideration                                         2,730,000
          Common stock consideration                                 1,445,808
          Less: Fair value of net assets acquired                   (1,294,512)
          Less: Fair value of brand name                            (3,000,000)
          Less: Cash received for the warehouse and investment      (1,176,975)
          Plus: Book value of warehouse and investment               1,176,975
          Plus: Transaction and closing costs                          322,921
                                                                    ----------
          Goodwill                                                     204,217
                                                                    ==========

          The goodwill above arose on March 31, 2002 and no amortization charge was incurred during the current fiscal year.

          The following unaudited pro forma consolidated summary of operations presents information of the Group's results as if the acquisition occurred on April 1, 2000:

                                                            2001          2002
                                                               $             $
                                                      (unaudited)

          Net sales                                   44,544,079    54,251,315
          Net income                                     309,297     2,016,267
          Basic earnings per share                          0.05          0.36
          Diluted earnings per share                        0.05          0.35
          Shares used in per share calculation:
          Basic                                        5,745,262     5,624,448
          Diluted                                      5,860,637     5,690,380


          These unaudited pro forma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have been resulted had the acquisition occurred on April 1, 2000 or of future results of operations of the consolidated entities.

     11   Commitments and contingencies

     (a) As of March 31, 2002, the Group had commitments to acquire plant and machineries from third parties for an aggregate consideration of $17,820 (2001: $198,164) of which $16,038 (2001: $70,511) had been paid as deposits.

     (b) Apart from the dispute with Augusta as discussed in Note 10, the Group has no other contingent liabilities as at March 31, 2002.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


     12   Earnings per share

                                                        Year ended March 31
                                               ---------------------------------
                                                    2000        2001        2002
                                                       $           $           $
          Income available to common
            shareholders                         347,698   1,603,799   1,805,606

          Weighted average shares outstanding 3,515,690 5,564,536 5,586,920 Incremental shares from assumed exercise of:
             Warrants                             33,838      48,547        --
             Stock options                       428,551      66,828      65,932
                                               ---------   ---------   ---------
          Dilutive potential common shares       462,389     115,375      65,932
                                               ---------   ---------   ---------
          Diluted weighted average shares      3,978,079   5,679,911   5,652,852
                                               =========   =========   =========

          Basic earnings per share                 $0.10       $0.29       $0.32
          Diluted earnings per share               $0.09       $0.28       $0.32

          Basic earnings per share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock issued and outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive shares of common stock that were outstanding during the period, including warrants and stock options.

          Options to purchase 30,000 shares, 228,000 shares and 20,000 shares of common stock at $7.875, $8.00 and $8.125 per share respectively were outstanding during the fiscal year ended March 31, 2002 but were not included in the calculation of diluted earnings per share during the year ended March 31, 2002 due to their anti-dilutive effect.

          Warrants to purchase 1,087,201 shares and 200,000 shares of common stock at $17.35 and $8.00 per share respectively were outstanding during the fiscal year ended March 31, 2002 but were not included in the calculation of diluted earnings per share during the year ended March 31, 2002 due to their anti-dilutive effect.

     13   Shareholders' equity

     (a)  Repurchase of common stock

          In June 2000, the Board of Directors authorized the repurchase of the common stock of the Company up to a total consideration of $1,000,000. The Board of Directors believed that the common stock was undervalued, and that the repurchase of common stock would be beneficial to the Company's shareholders. At various times from July 2000 to November 2000, the Company repurchased 123,500 shares of the Company's common stock, at an average cost of $7.78 per share, for a total cost of $960,249.

          In December 2000, the Board of Directors further authorized the repurchase of 25,000 shares of the common stock of the Company. The Board of Directors believed that the common stock was undervalued, and that the repurchase of common stock would be beneficial to the Company's shareholders. Subsequently in December 2000, the Company repurchased 25,000 shares of the Company's common stock, at an average cost of $9.00 per share, for a total cost of $225,000.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

     13   Shareholders' equity (continued)

     (a)  Repurchase of common stock (continued)

          In March 2001, 73,500 shares of the repurchased common stock have been cancelled, and returned to the status of authorized but unissued shares. The remaining 75,000 repurchased shares of the common stock were cancelled and returned to the status of authorized but unissued shares in May 2001.

          In April 2001, the Board of Directors authorized the repurchase of the common stock of the Company up to a total consideration of $500,000. The Board of Directors believed that the common stock was undervalued, and that the repurchase of common stock would be beneficial to the Company's shareholders. During April 2001 to October 2001, the Company repurchased 17,000 shares of the Company's common stock at an average cost of $6.05 per share, for a total cost of $102,934.

          In October 2001 and March 2002, 15,000 shares and 2,000 shares of the repurchased common stock have been cancelled, and returned to the status of authorized but unissued shares respectively.

     (b)  Preferred stock

          On October 10, 2001, the Company's Memorandum and Articles of Association were amended such that the authorized share capital of the Company was increased by $100,000 by the creation of 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company's board of directors in its sole discretion without the approval of the shareholders with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company's Memorandum of Association. The Company has not issued any shares of preferred stock up to March 31, 2002.

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

          In January 2000, the Company granted options to certain employees to purchase an aggregate of 23,700 shares of common stock of the Company at an exercise price of $8.00 per share, which was equal to the market value on the date of grant, in accordance with the 1996 Stock Option Plan. The options shall expire on January 6, 2010 and can be exercised at any time immediately after granting. None of the options were exercised during the year ended March 31, 2000, and 13,700 stock options were exercised to purchase 7,023 shares of common stock of the Company during the year ended March 31, 2001. None of the options have been exercised during the year ended March 31, 2002.

          The stock options outstanding in respect of the 1996 Stock Option Plan as of March 31, 2002 is summarized as follows:

                                                             Average per share
                                                            -------------------
                                                 Number     Exercise     Market
                                              of shares        price      price

           Balance, March 31, 1999              400,000        $2.26      $2.26
           Exercised during the year           (400,000)       $2.26      $2.26
           Granted                               23,700        $8.00      $8.00
                                                -------      -------    -------
           Balance, March 31, 2000               23,700        $8.00      $8.00
           Exercised during the year            (13,700)       $8.00      $8.00
                                                -------      -------    -------
           Balance March 31, 2001 and 2002       10,000        $8.00      $8.00
                                                =======      =======    =======

          Under the 1996 Non-Employee Directors' Stock Option Plan, the non-employee directors are automatically granted stock options on the third business day following the day of each annual general meeting of the Company to purchase an aggregate of 100,000 shares of common stock. The exercise price of all options granted under the 1996 Non-Employee Directors' Stock Option Plan shall be one hundred percent of the fair market value per share of the common shares on the date of grant. The maximum term of options granted under the 1996 Non-Employee Directors' Stock Option Plan is 10 years. No stock option may be exercised during the first six months of its term except for certain conditions provided in the 1996 Non-Employee Directors' Stock Option Plan. The right to acquire the common shares is not assignable except for under certain conditions stipulated in the 1996 Non-Employee Directors' Stock Option Plan.

          In October 1996, the Company issued options to three non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $2.25 per share, which was equal to the market value on the date of grant. The options shall expire October 16, 2006 and can be exercised at any time after granting. During the years ended on March 31, 2000 and 2001, 10,000 and 20,000 stock options were exercised to purchase 10,000 and 18,868 shares of common stock of the Company respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


     14   Stock option plan (Continued)

     (a)  (Continued)

          In September 1997, the Company issued options to four non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $5.06 per share, which was equal to the market value on the date of grant. The options shall expire on September 8, 2007 and can be exercised at any time after granting. During the year ended March 31, 2000, 30,000 stock options were exercised to purchase 22,362 shares of common stock of the Company. The remaining 10,000 stock options was cancelled following the resignation of Mr Ray Mehra as a director of the Company on January 2, 1998.

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

          In January 2000, the Company issued options to two non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 20,000 shares of the common stock of the Company at an exercise price of $8.125 per share, which was equal to the market value on the date of grant. The options shall expire on January 12, 2010 and can be exercised at any time immediately after granting. None of the options has been exercised during the years ended March 31, 2001 and 2002.

          In January 2001, the Company issued options to three non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 30,000 shares of the common stock of the Company at an exercise price of $7.875 per share, which was equal to the market value on the date of grant. The options shall expire on January 9, 2011 and can be exercised at any time after granting. None of the options has been exercised during the years ended up to March 31, 2001 and 2002.

          The stock options activity in respect of the 1996 Non-Employee Directors' Stock Option Plan as of March 31, 2002 is summarized as follows:

                                                            Average per share
                                                           -------------------
                                                 Number    Exercise     Market
                                              of shares       price      price

           Balance, March 31, 1999               60,000       $4.12      $4.12
           Exercised during the year            (50,000)     $3.936     $3.936
           Granted                               20,000      $8.125     $8.125
                                                -------     -------    -------
           Balance, March 31, 2000               30,000      $7.103     $7.103
           Granted                               30,000      $7.875     $7.875
                                                -------     -------    -------
           Balance, March 31, 2001 and 2002      60,000      $7.489     $7.489
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

          The stock options summary as of March 31, 2002 is summarized as follows:


                                                             Average per share
                                                          ---------------------
                                             Number       Exercise       Market
                                          of shares          price        price

          Balance, March 31, 1999            45,000          $2.00        $2.00

          Exercised during the year         (45,000)         $2.00        $2.00
                                            -------        -------      -------
          Balance, March 31, 2000,
           2001 and 2002                       --              --           --
                                            =======        =======      =======

     (c) At various times in January 1998, the Company issued options to the directors and an employee of the Company to purchase an aggregate of 195,000 shares of common stock of the Company at an exercise price of $6.20 per share. The options shall expire in January 2008 and can be exercised at any time after granting. The exercise prices of these options were equal to or greater than the fair market value at the time of grant. No options were exercised during the years ended March 31, 1998 and 1999, and all of the 195,000 options were exercised to purchase 134,174 shares of common stock of the Company during the year ended March 31, 2000.

          The stock options summary as of March 31, 2002 is summarized as follows:



                                                             Average per share
                                                          ---------------------
                                             Number       Exercise       Market
                                          of shares          price        price

          Balance, March 31, 1999           195,000          $6.20        $6.20

          Exercised during the year        (195,000)         $6.20        $6.20
                                            -------        -------      -------
          Balance, March 31, 2000,
           2001 and 2002                       --              --           --
                                            =======        =======      =======

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

     14   Stock option plan (Continued)

     (d) In October 1998, the Company issued options to the directors, non-employee directors and certain employees of the Company to purchase an aggregate of 430,000 shares of common stock of the Company at an exercise price of $3.60 to $3.70. The options shall expire in October 2008 and can be exercised at any time after granting. The exercise prices of these options were greater than the market value on the time of grant. No options were exercised during the year ended March 31, 1999, and all of the 430,000 stock options were exercised to purchase 347,825 shares of common stock of the Company during the year ended March 31, 2000.

          The stock options summary as of March 31, 2002 is summarized as follows:

                                                             Average per share
                                                          ---------------------
                                             Number       Exercise       Market
                                          of shares          price        price

          Balance, March 31, 1999           430,000          $3.60        $3.60

          Exercised during the year        (430,000}         $3.60        $3.60
                                            -------        -------      -------
          Balance, March 31, 2000,
           2001 and 2002                       --              --           --
                                            =======        =======      =======

     (e) In January 2000, the Company issued options to the directors and an employee to purchase an aggregate of 218,000 shares of common stock of the Company at an exercise price of US$8.00. The options shall expire on January 6, 2010 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the years ended March 31, 2001 and 2002.

          The stock options summary as of March 31, 2002 is summarized as follows:


                                                             Average per share
                                                          ---------------------
                                             Number       Exercise       Market
                                          of shares          price        price

          Balance, March 31, 1999              --              --           --

          Granted                           218,000          $8.00        $8.00
                                            -------        -------      -------
          Balance, March 31, 2000,
           2001 and 2002                    218,000          $8.00        $8.00
                                            =======        =======      =======


     (f) In April 2001, the Company issued options to certain directors and certain employees of the Company to purchase an aggregate of 196,000 shares of common stock of the Company at an exercise price of US$3.65. The options shall expire on April 9, 2011 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the year ended March 31, 2002.



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


     14   Stock option plan (Continued)

     (f)  (Continued)

          In October 2001, the Company issued options to certain non-employee directors to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of US$2.55. The options shall expire on October 15, 2011 and can be exercised at any time after granting.
          The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the year ended March 31, 2002.

          In March 2002, the Company issued options to certain directors to purchase an aggregate of 168,000 shares of common stock of the Company at an exercise price of US$2.50. The options shall expire on March 6, 2012 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the year ended
          March 31, 2002.

          The stock options summary as of March 31, 2002 for those granted during the year is summarized as follows:


                                                             Average per share
                                                          ---------------------
                                             Number       Exercise       Market
                                          of shares          price        price

          Balance, March 31, 1999,
           2000 and 2001                       --             --            --

          Granted                           196,000          $3.65        $3.65

          Granted                            30,000          $2.55        $2.55

          Granted                           168,000          $2.50        $2.50
                                            -------        -------      -------
          Balance, March 31, 2002           394,000          $3.08        $3.08
                                            =======        =======      =======


     (g) The following table summarizes the information about all stock options of the Company outstanding at March 31, 2002:

                                                           Weighted
                                         Number             average          Exercisable
           Weighted average      outstanding at      remaining life            shares at
           exercise price        March 31, 2002             (years)       March 31, 2002
           --------------        --------------             -------       --------------

           $2.50                        168,000                 9.9              168,000
           $2.55                         30,000                 9.5               30,000
           $3.65                        196,000                 9.0              196,000
           $7.875                        30,000                 9.8               30,000
           $8.00                        228,000                 8.8              228,000
           $8.125                        20,000                 8.8               20,000
                                        -------                                  -------
           $5.11                        672,000                 8.8              672,000
                                        =======                                  =======



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


     14   Stock option plan (Continued)


     (h)  The Company applies Accounting Principles Board ("APB") Opinion No.
          25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under
          APB Opinion No. 25, as the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for the years ended March 31, 2000, 2001 and 2002.

          Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.
          The weighted average fair value of options granted during the years ended March 31, 2000, 2001 and 2002 were $1,880,621, $153,988 and
          $939,314, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model with the following weighted-average assumptions for the year ended March
          31, 2000, 2001 and 2002 are as follows:

                                                                2000             2001             2002
                                                                   $                $                $
           Weighted risk-free interest rate                    6.30%            4.70%            4.55%
           Dividend yield                                       -                -                -
           Weighted volatility factor of the expected market
             price of the Company's common share              93.00%           76.30%          102.35%
           Weighted average expected life of the option     10 years          5 years          5 years


          For purposes of pro forma disclosure, the estimated fair value of the options is charged to net income of respective years. The Group pro forma information follows:

                                                                2000             2001             2002
                                                                   $                $                $
           Net income

            As reported                                      347,698        1,603,799        1,805,606
            Pro forma                                     (1,532,923)       1,449,811          866,292

           Basis earnings/(losses) per share

            As reported                                        $0.10            $0.29            $0.32
            Pro forma                                         $(0.44)           $0.26            $0.16

           Diluted earnings/(losses) per share

            As reported                                        $0.09            $0.28            $0.32
            Pro forma                                         $(0.39)           $0.26            $0.15

                                      F-30

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

     15   Warrants

     (a) As a result of the Company's second public offering in December 1994, the Company issued 2,200,000 five-year warrants to its public shareholders. Each warrant entitled the holder thereof to purchase one share of common stock of the Company at $7.35 per share, which was equal to the market price on the date. The warrants should expire on January 31, 2001. The warrants were redeemable by the Company at $0.05 per warrant upon 30 to 45 days notice at any time after December 14, 1995, or such earlier date as the representatives of the underwriters may determine, if the closing price per share of common stock of the Company for 20 consecutive trading days within the 30-day period prior to the date of notice of redemption is given equals or exceeds $8.575 per share. A total of 25,597 warrants and 1,673,776 warrants were exercised to purchase 25,597 shares and 1,673,776 shares of common stock of the Company at $7.35 per share during the years ended March 31, 1999 and March 31, 2000 respectively. The remaining 500,627 warrants expired on January 31, 2001.

     (b) In conjunction with the second public offering, the Company issued warrants to the representatives of the underwriters (the "Representatives' Warrants") to purchase from the Company up to an aggregate of 110,000 units at an exercise price of $9.1875 per unit which was equal to the market price on that date; each unit consists of one share of common stock and two five-year warrants of the Company. The Representatives' Warrants expired on January 31, 2000. Upon any transfer to a person other than an officer, shareholder or director of the representatives of the underwriters, the transferred or exercised five-year warrants must be exercised immediately or they will lapse. No warrants were transferred and exercised and the warrants expired on January 31, 2000.

     (c) On January 5, 2000, the Company declared a one-for-one warrant dividend on all warrants which either were outstanding as of the close of trading on January 19, 2000 or which were exercised during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. A total of 2,174,403 new warrants were issued accordingly on June 1, 2000. No warrants have been exercised during the year ended March 31, 2001. Each two new warrants were exercisable to purchase 1 share of common stock of the Company at an exercise price of $17.50, which was equal to the market price on that date. The warrants originally expired on December 31, 2001 but the board of directors, in October 2001, extended the expiration date until December 31, 2002. No warrants have been exercised during the years ended March 31, 2001 or 2002.

     (d) On January 14, 2000, the Company has entered into an agreement with Profit Concepts Limited ("Profit Concepts"), which provides consulting services to the Company. The agreement provides for the issuance by the Company to Profit Concepts of non-callable warrants to purchase 250,000 shares of the Company's common stock at $8.00 per share, which was equal to the market price on that date. Profit Concepts is engaged in the provision of advisory services for equity fund raising exercise of the Company and the warrants are exercisable for a period of three years from January 14, 2000. No warrants were exercised up to March 31, 2000 and 50,000 warrants were exercised to purchase 50,000 shares of common stock of the Company at $8.00 per share during the year ended March 31, 2001. No warrants have been exercised during the year ended March 31, 2002.

          The fair value of the warrants on the date of issue was US$1,144,260 and is being recognized as consultancy fee in the Consolidated Statements of Income and Comprehensive Income on a straight-line basis over the period of services by Profit Concepts which commenced on July 1, 2000 and concludes on January 13, 2003. The consultancy fee charged to the Consolidated Statements of Income and Comprehensive Income amounted to $0, $381,420 and $381,420 for the years ended March 31, 2000, 2001 and 2002 respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


     16   Business segment information

     (a) The Group is organized based on the products it offers. Under this organizational structure, the Group's operation can be classified into four business segments, Scales, Telecommunications products, Health care products and Other.

          Scales operations principally involve production and marketing of sensor based scales products. These included bathroom, kitchen, office, jewellery, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.

          Telecommunications products operation principally involved production and modification of two-way radios and cordless telephones that are used in consumer and commercial applications.

          Health care products operation principally involved production of thermometers and blood pressure meters used by consumers.

          The company established the "Other" segment which principally includes the activities of (i) tooling and mould charges for scales and telecommunication products, (ii) supporting service to customer including perform repairing work for customers and sales of spare parts.

          The accounting policies of the Group's reportable segments are the same as those described in description of business and significant accounting policies.



                               Bonso Electronics International Inc. and Subsidiaries
                                    Notes to Consolidated Financial Statements
                                       (Expressed in United States Dollars)


     16   Business segment information (continued)

          Summarized financial information by business segment for 2000, 2001 and 2002 is as follows:

                                                                     Identifiable     Depreciation
                                                 Net     Operating   assets as of              and        Capital
                                               sales   profit/(loss)     March 31     amortization    expenditure
                                               -----   -------------     --------     ------------    -----------
                                                   $             $              $                $              $

          2002
          Scales                          33,451,978     6,990,999     21,403,551        1,266,122        919,550
          Telecommunication products      17,359,570       821,153      6,677,075        1,109,584        610,533
          Health care products                81,660         1,110          2,499              233            202
          Other                            2,409,893     1,762,854      3,967,575          370,670        320,493
                                          ----------    ----------     ----------       ----------     ----------
          Total operating segments        53,303,101     9,576,116     32,050,700        2,746,609      1,850,778
          Corporate                             --      (6,862,124)    12,400,377          541,306        934,993
                                          ----------    ----------     ----------       ----------     ----------
          Group                           53,303,101     2,713,992     44,451,077        3,287,915      2,785,771
                                          ==========    ==========     ==========       ==========     ==========

          2001

          Scales                          19,119,293     4,396,476     14,797,805        1,152,366      1,242,650
          Telecommunication products       8,679,253       760,968      5,728,041          784,610      2,639,195
          Health care products               460,817        11,123         37,439            2,916          3,144
          Other                            1,307,317       815,139      2,743,622          213,657        230,396
                                          ----------    ----------     ----------       ----------     ----------
          Total operating segments        29,566,680     5,983,706     23,306,907        2,153,549      4,115,385
          Corporate                             --      (4,241,853)    14,189,763          195,636      2,242,955
                                          ----------    ----------     ----------       ----------     ----------
          Group                           29,566,680     1,741,853     37,496,670        2,349,185      6,358,340
                                          ==========    ==========     ==========       ==========     ==========

          2000

          Scales                          12,608,415     2,889,663     12,552,235          980,122      1,228,865
          Telecommunication products         700,777       108,981      4,553,394          226,190      2,603,456
          Health care products             1,246,305        40,071        174,062           13,591         17,041
          Other                              824,789       589,994      2,562,840          200,116        250,903
                                          ----------    ----------     ----------       ----------     ----------
          Total operating segments        15,380,286     3,628,709     19,842,531        1,420,019      4,100,265
          Corporate                             --      (3,359,157)    13,950,185          199,154        898,661
                                          ----------    ----------     ----------       ----------     ----------
          Group                           15,380,286       269,552     33,792,716        1,619,173      4,998,926
                                          ==========    ==========     ==========       ==========     ==========


          Operating profit by segment equals total operating revenues less expenses which are related to the segment's operating revenues.
          Operating loss of the corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group. Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, deferred income tax assets and other identifiable assets not related specifically to individual segments.


              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


     16   Business segment information (Continued)

     (b) The Group primarily operates in Hong Kong, the PRC and Germany. The manufacture of components and their assembly into finished products is carried out in the PRC. The Hong Kong office is mainly responsible for the purchase of raw materials, arrangement of shipments and research and development. A German subsidiary in the Group is responsible for the distribution of electronics scales in Europe. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong, the PRC and Germany.

          Identifiable assets by geographical areas are as follows:

                                                 2001                2002
                                                    $                   $

           Hong Kong                       17,561,478          14,784,311
           The PRC                         19,935,192          18,959,106
           Germany                               --            10,707,660
                                           ----------          ----------
           Total assets                    37,496,670          44,451,077
                                           ==========          ==========

     (c) The following is a summary of net export sales by geographical areas constituting 10% or more of total sales of the Group for the years ended March 31, 2000, 2001 and 2002:

                                                                   Year ended March 31
                                     ------------------------------------------------------------------------------
                                           2000          %             2001           %             2002          %
                                              $                           $                            $

           United States of
            America                   6,274,612         41       10,945,310          37       23,578,878         44
           Europe                     6,330,064         41       14,160,371          48       25,641,446         48
           Others                     2,775,610         18        4,460,999          15        4,082,777          8
                                     ----------        ---       ----------         ---       ----------        ---
                                     15,380,286        100       29,566,680         100       53,303,101        100
                                     ==========        ===       ==========         ===       ==========        ===

     (d) The details of sales made to customers constituting 10% or more of total sales of the Group is as follows:

                                                                           Year ended March 31
                                                     ---------------------------------------------------------------
                                          Business        2000        %         2001         %         2002        %
                                           segment           $                     $                      $

           Werner Dorsch Gmbh & Co.         Scales   1,780,572       12    1,819,116         6    2,163,530        4
           Gottl Kern & Sohn Gmbh           Scales   1,735,355       11    2,337,665         8    2,019,407        4
           Ohaus Corporation                Scales   1,725,343       11    2,875,027        10    2,078,647        4
           Telson Telecommunication          Tele-
            and Technology Company   communication
            Limited                       products     375,252        3    3,505,516        12            -        -
           Telson Information and            Tele-
            Communication Company    communication
            Limited                       products     403,386        3    3,657,135        12      210,978        0
           Gram  Precision  Scales,         Scales   1,142,182        7    2,919,960        10    3,245,184        6
           Inc.
           Trisquare Communications          Tele-
            (HK) Company             communication
            Limited                       products           -        -            -         -   11,497,223       22
                                                    ----------       --    ----------       --   ----------      ---
                                                     7,162,090       47    17,114,419       58   21,214,969       40
                                                    ==========       ==    ==========       ==   ==========      ===

                                      F-34

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


     17   Fair value of financial instruments

          SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", defines the fair value of a financial instrument at which the instrument could be exchanged in a current transaction between willing parties.

          The carrying value of all of the Group's financial instruments classified as current assets or current liabilities are deemed to approximate fair value because of the short maturity of these instruments. These would include cash and cash equivalents, accounts receivable, accounts payable and accrued and other liabilities, which are reflected on the consolidated balance sheets.

          In the opinion of management, the carrying amount of the Group's long-term debt approximates fair value as the interest rate applicable is believed to approximate the market rates that would be offered to Group for debt of the same remaining maturities.