Form 20-F
period 2003-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2003-07-24
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended March 31, 2003
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

     5,709,859 shares of common stock, $0.003 par value, at March 31, 2003 (includes 180,726 shares that are disputed and may be repurchased).

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

                       Item 17 [ ]       Item 18 [X]

                                TABLE OF CONTENTS
                                -----------------
                                                                            Page

PART I
Item 1.   Identity of Directors, Senior Management and Advisors................2
Item 2.   Offer Statistics and Expected Timetable..............................2
Item 3.   Key Information......................................................3
Item 4.   Information on the Company..........................................14
Item 5.   Operating and Financial Review and Prospects........................24
Item 6.   Directors, Senior Management and Employees..........................38
Item 7.   Major Shareholders and Related Party Transactions...................45
Item 8.   Financial Information...............................................47
Item 9.   The Offer and Listing...............................................47
Item 10.  Additional Information..............................................48
Item 11.  Quantitative and Qualitative Disclosures about Market Risk..........53
Item 12.  Description of Securities Other Than Equity Securities..............55
PART II
Item 13.  Defaults, Dividend Arrearages and Delinquencies.....................56
Item 14.  Material Modifications to the Rights of Security Holders
           and Use of Proceeds................................................56
Item 15.  Controls and Procedures.............................................56
Item 16.  Reserved............................................................56
PART III
Item 17.  Financial Statements................................................56
Item 18.  Financial Statements................................................56
Item 19.  Exhibits............................................................57
SIGNATURES....................................................................59

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

     You should rely only on the forward-looking statements that reflect management's view only as of the date of this Annual Report. We undertake no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the "SEC").

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

     We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

REFERENCES

     In this Annual Report, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The terms "we," "us," and the "Company" refer to Bonso Electronics International Inc. and, where the context so requires or suggests, our direct and indirect subsidiaries. References to "dollars" or "$" are to United States Dollars. "HK$" are to Hong Kong Dollars, "Euros" or "E" are to the European Monetary Union's Currency, "DM" are to the German Deutsch Mark, "RMB" are to Chinese Renminbi and "CDN" are to Canadian Dollars.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not Applicable.

Item 2. Offer Statistics and Expected Timetable

     Not Applicable.

Item 3. Key Information

     A.   Selected Financial Data.

     The selected consolidated financial data as of March 31, 2002 and 2003 and for each of the three fiscal years ended March 31, 2003 are derived from the audited Consolidated Financial Statements and notes that are included in this Annual Report, are prepared in accordance with generally accepted accounting principles in the United States of America in United States Dollars, and which appear elsewhere in this Annual Report. The selected consolidated financial data set forth below as of March 31, 1999, 2000 and 2001, and for each of the two fiscal years in the period ended March 31, 2000 have been derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and Item 5 - "Operating and Financial Review and Prospects" included in this Annual Report. The consolidated financial data as of March 31, 2003 reflects the acquisition of a 51% interest in Gram Precision Scales, Inc. ("Gram Precision"), which was effective as of August 1, 2002. Data for the fiscal years ended prior to March 31, 2003 does not include information relating to Gram Precision. The consolidated financial data as of March 31, 2002 and March 31, 2003 reflects the acquisition of KORONA Haushaltswaren GmbH & Co. KG ("Korona"), which was effective as of May 1, 2001. Data for the fiscal years ending prior to March 31, 2002 does not include information relating to Korona.


                                    SELECTED CONSOLIDATED FINANCIAL DATA

Income Statement Data

                               -----------------------------------------------------------------------------
                                                            Year Ended March 31,
                               -----------------------------------------------------------------------------
                                   1999           2000           2001            2002(2)          2003(1)(2)
                               -----------    -----------    -----------       -----------       -----------
Net Sales                      $    13,046    $    15,380    $    29,567       $    53,303       $    46,330

Cost of Sales                       (8,812)       (11,118)       (22,400)          (40,192)          (35,528)

Gross Margin                         4,234          4,262          7,167            13,111            10,802

Selling Expenses                      (197)          (261)          (382)           (2,476)           (2,467)

Salaries and related costs          (1,626)        (1,899)        (2,334)           (3,880)           (4,563)

Research and Development
expenses                              (566)          (186)          (298)             (427)             (393)

Administration and
general expenses                    (1,601)        (1,646)        (2,411)           (3,411)           (3,957)

Amortization of brand
name                                  --             --             --                (203)             (200)

Income (loss) from
operations                             244            270          1,742             2,714              (777)

Interest income                         63            130            458               167                85

Interest expense                      (445)          (261)          (338)             (645)             (533)

Foreign Exchange gain/(loss)            38             14             43               (40)              (96)

Other Income                            53            192            205               181               169

Consultancy Fee                       --             --             (381)             (381)             (381)

Income/(loss) before
income taxes and
minority interest                      (22)           345          1,729             1,996            (1,534)

Income tax benefit/(expense)            36              3           (125)             (190)              (37)

Net income /(loss)
before minority interest       $        14    $       348    $     1,604       $     1,806            (1,571)

Minority interest                     --             --             --                --                 (72)

Net income/ (loss)             $        14    $       348    $     1,604       $     1,806       ($    1,643)

Earning per share
     - Basic                   $    0.0045    $    0.0989    $    0.2882       $    0.3232       ($   0.2936)
     - Diluted                 $    0.0037    $    0.0874    $    0.2824       $    0.3194       ($   0.2936)

Weighted average shares          3,079,219      3,515,690      5,564,536         5,586,920         5,599,238

Diluted weighted average
shares                           3,674,303      3,978,079      5,679,911         5,652,852         5,599,238

Dividends declared per
share                                 --             --      $      0.10       $      0.10              --

----------
(1) Includes financial results of the acquisition of Gram Precision Scales that was effective as of August 1, 2002.
(2) Includes financial results of the acquisition of Korona that was effective as of May 1, 2001


Balance Sheet Data

                                   -------------------------------------------------------
                                               Fiscal Year ending March 31,
                                   -------------------------------------------------------
                                     1999      2000      2001      2002 (2)    2003 (1)(2)
                                   -------   -------   -------     --------    -----------

Working capital                    $ 3,316   $12,765   $ 9,323     $ 9,599       $ 9,777

Total assets                       $18,660   $33,793   $37,497     $44,451       $48,911

Long-term debt and capital lease   $    42   $   865   $   404     $   317       $   606

Deferred income tax assets         $   112   $   126   $    97     $   112       $   167

Common Stock                       $ 9,353   $17,133   $16,484     $16,208       $16,583

Shareholders' Equity               $14,626   $27,022   $27,673     $29,200       $28,379

----------
(1) Includes financial results of the acquisition of Gram Precision Scales that was effective as of August 1, 2002.

(2) Includes financial results of the acquisition of Korona that was effective as of May 1, 2001.

Exchange Rate Information

     The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollars since 1983. The
Chinese government expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong (the
"Basic Law") was transferred to China.

     The currency adopted by Korona in Germany changed from the Mark to the Euro on January 1, 2002.

     The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were U.S.$1.00 =
CDN$1.3712, U.S.$1.00 = RMB 8.2768, U.S.$1.00 = Euro 1.1766, and U.S.$1.00 =
HK$7.7987, respectively, on May 30, 2003. The following table sets forth the high and low noon buying rates between Chinese Renminbi and U.S. Dollars, Hong
Kong Dollars and U.S. Dollars, and Euros and U.S. Dollars for each month during the five month period ended June 30, 2003.

                                                NOON BUYING RATE
                ---------------------------------------------------------------------------------
                CDN$ Per U.S. $1     RMB Per U.S. $1       HK$ PER U.S. $1       U.S. $1 PER EURO
                ----------------     ---------------       ---------------       ----------------
                 High      Low       High       Low        High       Low        High         Low
                 ----      ---       ----       ---        ----       ---        ----         ---

Jan. 2003        1.5750    1.5220    8.2800     8.2766     7.8001     7.7988     1.0861     1.0361

Feb. 2003        1.5315    1.4880    8.2800     8.2768     7.8000     7.7990     1.0875     1.0708

March 2003       1.4905    1.4659    8.2776     8.2770     7.7995     7.7987     1.1062     1.0545

April 2003       1.4843    1.4336    8.2774     8.2769     7.7998     7.7991     1.1180     1.0621

May 2003         1.4221    1.3446    8.2771     8.2768     7.7995     7.7985     1.1853     1.1200

June 2003        1.3768    1.3348    8.2776     8.2768     7.7980     7.7993     1.1870     1.1423

     The following table sets forth the average noon buying rates between Chinese Renminbi and U.S. Dollars, between Hong Kong Dollars and U.S. Dollars, and between Euros and U.S. Dollars for each of the calendar years 1998, 1999, 2000, 2001, 2002 calculated by averaging the noon buying rates on the last day of each month during the relevant year.

                                       4

                            AVERAGE NOON BUYING RATE


        CDN$ Per U.S. $1  RMB PER U.S. $1  HK$ PER U.S. $1     U.S. $1 PER EURO
        ----------------  ---------------  ---------------     ----------------

1998        1.4836           8.2772            7.7996           Not Applicable

1999        1.4858           8.2785            7.7599           Not Applicable

2000        1.4855           8.2784            7.7936           Not Applicable

2001        1.5487           8.2772            7.7936               0.8909

2002        1.5704           8.2772            7.7996               0.9495


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

o    Success in integrating and operating Korona and Gram Precision

o    Fluctuations in foreign currency exchange rates

o    Uncertainties of doing business in China and Hong Kong

o Such additional risks and uncertainties as are detailed from time to time in the Company's reports and filings with the Commission.

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

     We Face Significant Risks If The Chinese Government Changes Its Policies, Laws, Regulations, Tax Structure, Or Its Current Interpretations Of Its Laws, Rules And Regulations Relating To Our Operations In China. Our manufacturing facility is located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations, confiscatory taxation, changes in employment restrictions, restrictions on imports and sources of supply, import duties, corruption, currency revaluation or the expropriation of private enterprise could materially and adversely affect us. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. If the Chinese government does not continue to pursue its present policies that encourage foreign investment and operations in China, or if these policies are either not successful or are significantly altered, then our business operations in China could be adversely affected. We could even be subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government's policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we might have to discontinue our operations.

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

     Controversies affecting China's trade with the United States could harm our results of operations or depress our stock price. While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could materially and adversely affect our business by, among other things, causing our products in the United States to become more expensive resulting in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also materially and adversely affect the prevailing market price of our common shares.

     If Our Sole Factory Were Destroyed Or Significantly Damaged As A Result of Fire Or Some Other Natural Disaster, We Would Be Adversely Affected. All of our products are currently manufactured at our manufacturing facility located in Shenzhen, China. Fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $22,400,000 covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factory due to fire, severe weather, flood or other act of God or cause, even if insured against, could have a material adverse effect on our financial condition, results of operations, business and prospects.

     Our results could be harmed if we have to comply with new environmental regulations. Our operations create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from the PRC national and local governments and foreign governments and agencies and has been subject to increasing regulation. Our business and operating results could be materially and adversely affected if we were to increase expenditures to comply with environmental regulations affecting our operations.

Risk Factors Relating to Our Business

     We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue. If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted. Traditionally, we have relied upon 3-4 customers for a significant portion of our sales during the fiscal year. Four major customers accounted for approximately 44% of our sales in the fiscal year ended March 31, 2001, one major customer accounted for approximately 22% of our sales in the fiscal year ended March 31, 2002, and four customers accounted for approximately 31% in the fiscal year ended March 31, 2003, with one customer accounting for 14% of our sales. We do not enter into long-term contracts with our customers, but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. The loss of our largest customers could have a material negative impact on our sales revenue and our business.

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

     Our Sales Through Retail Merchants Result In Seasonality And Susceptibility To A Downturn In The Retail Economy And Sales Variances Resulting From Retail Promotional Programs. With the acquisition of Korona, a significant portion of our net sales involve sales of bathroom and kitchen scales to retail merchants in Europe. In addition, many of our other customers sell to retail merchants. Accordingly, these portions of our customer base are susceptible to a downturn in the retail economy. Sales of certain of our scale and telecommunications products are seasonal, with sales of our scale products declining in the summer months and sales of our telecommunications products increasing during the summer. A significant portion of our sales in Europe are attributable to the promotional programs of our retail industry customers. These promotional programs result in significant orders by customers who do not carry our products on a regular basis. Promotional programs often involve special pricing terms or require us to spend funds to have our products promoted. We cannot assure you that promotional purchases by our retail industry customers will be repeated regularly, or at all. Our promotional sales could cause our quarterly results to vary significantly.

     Our customers are dependent on shipping companies for delivery of our products and interruptions to shipping could materially and adversely affect our business and operating results. Typically, we sell our products F.O.B. Hong Kong and our customers are responsible for the transportation of products from Hong Kong to their final destinations. Our customers rely on a variety of carriers for product transportation through various world ports. A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results. Similarly, an increase in freight surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.

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

     We Face The Pressures Of A Competitive Industry. Our business is in an industry that is highly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have. We compete with scale manufacturers in the Far East, the United States, and Europe. We believe that our principal competitor in the scale market is Measurement Specialties, Inc. and principal competitors in the telecommunications market are other Original Equipment or OEM manufacturers; however, as a contract and original equipment manufacturer and original design manufacturer, we compete with all companies engaged in the contract and original equipment manufacturing business. Further, subsequent to the acquisitions of Korona and Gram Precision, we compete with distributors of scales in Europe and Canada. Both the scale and the telecommunications markets are highly competitive and we face pressures on pricing and lower margins as evidenced by the decline in margins that we have experienced with our telecommunications products. Lower margins may effect our ability to cover our costs which could have a material negative impact on our operations and our business.

     We Are Controlled By Our Management, Whose Interest May Differ From Those Of The Other Shareholders. At the present time, Mr. Anthony So, our founder and President, beneficially owns approximately 35.77% of the outstanding shares of common stock, including shares underlying his outstanding options, or 28.58% without including his outstanding options. Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control our business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities. Mr. So may be able to prevent or cause a change in control. We also may be prevented from entering into transactions that could be beneficial to us without Mr. So's consent. The interest of our largest shareholder may differ from the interests of other shareholders.

     Our Operating Results and Stock Price Are Subject To Wide Fluctuations. Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors, many of which are beyond our control. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common stock.

     Our results have been affected by changes in currency exchange rates. Changes in currency rates involving the Canadian Dollar, Hong Kong dollar, Chinese Renminbi or the Euro could increase our expenses.

     Our financial results have been affected by currency fluctuations, resulting in total foreign exchange losses of $96,592 during the year ended March 31, 2003. Generally, our revenues are collected in United States Dollars, Euros and Canadian Dollars. Our costs and expenses are paid in United States Dollars, Canadian Dollars, Hong Kong Dollars, Euros and Chinese Renminbi. We face a variety of risks associated with changes among the relative value of these currencies. An appreciation of the Canadian Dollar, Chinese Renminbi, Hong Kong Dollar or the Euro against the U.S. Dollar would increase our expenses when translated into U.S. Dollars and could materially and adversely affect our margins. In addition, a significant devaluation in the Canadian Dollar, Chinese Renminbi, Hong Kong Dollar or Euro could harm our business if it destabilizes the economy of Canada, China, Hong Kong, or the European Union.

     Strategic acquisitions. Recently we have acquired Gram Precision and Korona to expand our operations. While we are optimistic about these acquisitions, there can be no assurances that we will be successful in our plans regarding the operation of these acquisitions. Further, we can give you no assurance that our acquisitions will perform in accordance with our expectations. Despite our due diligence efforts, we must necessarily base any assessment of potential acquisitions on inexact and incomplete information and assumptions with respect to operations, profitability and other matters that may prove to be incorrect. Any difficulties with these acquisitions could disrupt our ongoing business, distract our management and employees and increase our expenses. Moreover, our profitability may suffer because of acquisition related costs or amortization of acquired goodwill and other intangible assets.

     Protection and Infringement of Intellectual Property. Except for the trademark for the KORONA mark, we have no patents, licenses, franchises, concessions or royalty agreements that are material to our business. We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus. Unauthorized parties may attempt to copy aspects of our products or trademarks or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. Our means of protecting our proprietary rights may not be adequate. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our failure to adequately protect our proprietary rights may allow third parties to duplicate our products or develop functionally equivalent or superior technology. In addition, our competitors may independently develop similar technology or design around our proprietary intellectual property.

     Further, we may be notified that we are infringing patents, trademarks, copyrights or other intellectual property rights owned by other parties. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. Any litigation, even without merit, could result in substantial costs and diversion of resources and could materially and adversely affect our business and operating results.

     Our business and operating results would be materially and adversely affected if our suppliers of needed components fail to meet our needs. At various times, we have and continue to experience shortages of some of the electronic components that we use, and suppliers of some components lack sufficient capacity to meet the demand for these components. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which contributed to an increase in our inventory levels and reduction in our gross margins. There can be no assurance that such shortages and delays in deliveries of some components will not occur in the future. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce our sales. We also depend on a small number of suppliers for certain of the components that we use in our business. If we were unable to continue to purchase components from these limited source suppliers, our business and operating results would be materially and adversely affected.

     Cancellations or delays in orders could materially and adversely affect our gross margins and operating income. Sales to our OEM customers are primarily based on purchase orders we receive from time to time rather than firm, long-term purchase commitments. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers' rolling forecasts. Further, during times of potential component shortages we have purchased, and may continue to purchase, raw materials and component parts in the expectation of receiving purchase orders for products that use these components. In the event actual purchase orders are delayed, are not received or are cancelled, we would experience increased inventory levels or possible write-downs of raw material inventory that could materially and adversely affect our business and operating results.

     We generally have no written agreements with suppliers to obtain components and our margins and operating results could suffer from increases in component prices. We are typically responsible for purchasing components used in manufacturing products for our customers. We generally do not have written agreements with our suppliers of components. This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from the orders of our customers. Accordingly, increases in component prices could materially and adversely affect our gross margins and operating results.

Certain Legal Consequences of Foreign Incorporation and Operations

     Judgments Against The Company And Management May Be Difficult To Obtain Or Enforce. We are a holding corporation organized as an International Business Company under the laws of the British Virgin Islands and our principal operating subsidiary is organized under the laws of Hong Kong. Our principal executive offices are located in Hong Kong and our second operating subsidiary is located in Germany. Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought against us in the United States, including actions predicated upon the civil liability provisions of federal securities laws. In addition, most of our officers and directors reside outside the United States and the assets of these persons and of the

Company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons, or to enforce against the Company or these persons judgments predicated upon the liability provisions of United States securities laws. Our Hong Kong counsel and our British Virgin Islands counsel have advised that there is substantial doubt as to the enforceability against us or any of our directors or officers in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of federal securities laws.

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

     Our Shareholders Do Not Have The Same Protections Or Information Generally Available To Shareholders Of U.S. Corporations Because The Reporting Requirements For Foreign Private Issuers Are More Limited Than Those Applicable To Public Corporations Organized In The United States. We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act. We are not subject to certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission ("SEC") of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less). Because we are not subject to these rules, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.

     Our Board's ability to amend our charter without shareholder approval could have anti-takeover effects that could prevent a change in control. As permitted by the law of the British Virgin Islands, our Memorandum and Articles of Association, which are the terms used in the British Virgin Islands for a corporation's charter and bylaws, may be amended by our board of directors without shareholder approval provided that a majority of our independent directors do not vote against the amendment. This includes amendments to increase or reduce our authorized capital stock. Our board's ability to amend our charter documents without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Bonso, including a tender offer to purchase our common shares at a premium over the then current market price.

     We may not pay dividends in the future. Although we have declared an annual dividend during the fiscal years ended March 31, 2001 and 2002 and on April 2, 2003, we may not be able to declare dividends or may decide not to declare dividends in the future. We will determine the amounts of any dividends when and if they are declared, in the future at the time of declaration.

     Dispute With Augusta Technologie AG ("Augusta") Regarding Repurchase Obligation May Result In Obligation For The Company To Repurchase Certain Shares. Effective May 1, 2001, we acquired Korona from Augusta. Part of the purchase price was paid to Augusta by the issue of 180,726 shares of our restricted common stock based on an agreed-upon price of $8.00 per share pursuant to the Stock Purchase Agreement (the "Agreement") with Augusta. For accounting purposes, the issue of the shares was originally recorded at the value of $5.00 per share, based on the average price per share for a total of 5 days before and after the completion date of the acquisition. Under the terms of the Agreement we had an obligation to register the common stock with the SEC. The Agreement gave Augusta the right to have us redeem the common stock if the registration of the stock had not been declared effective by the SEC on or before January 31, 2002. We filed a registration statement to register the common stock held by Augusta which was declared effective by the SEC on March 7, 2002. In March 2002, Augusta exercised the repurchase obligation requesting to return the 180,726 shares of common stock to us in exchange for a promissory note of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which would result in an interest cost of approximately $50,000 for the whole period of the promissory note.

     On October 22, 2002, Augusta filed a request for arbitration in the state of New York asserting breach of the Agreement and registration rights agreement. On January 13, 2003, we filed our answer to Augusta's request for arbitration asserting that Augusta breached the Agreement and the implied duty of good faith and fair dealing by withholding consent from Korona's auditors for the release of Korona's financial statements. We are currently in the process of proceeding through the arbitration. Although we are optimistic that we will be successful in the arbitration, there can be no assurance that this will occur. Further, if the arbitration proceeds, there will be legal fees, travel expenses and other costs related to the arbitration that will be incurred by us in defending the matter. If we do not succeed in the arbitration, we may be obligated to repurchase the stock by exchanging it for the promissory note, to be repaid with accrued interest, over a nine-month period of time.

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

     As part of our ongoing expansion of the sensor-based product business, effective as of August 1, 2002, we acquired 51% of the equity of Gram Precision from a third party for approximately $231,000 in cash, a promissory note in the gross amount of $231,000, and the issuance of 125,000 shares of our common stock valued at approximately $300,000. The purchase price was determined through arms-length negotiations between us and the third party, which negotiations took into consideration Gram Precision's business, financial position, operating history, products, and other factors relating to Gram Precision's business. Gram Precision is primarily engaged in the distribution and marketing of pocket scales in the United States, Canada, and Europe

     Effective as of May 1, 2001 we acquired 100% of the equity of Korona. We originally acquired Korona for approximately $3,634,000. Augusta exercised its option to redeem the stock it received as part of the purchase price for a promissory note. While Augusta's exercise of the option is disputed, the purchase price has been increased by $542,178 for accounting purposes to reflect the possible redemption.

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

     Market And Product Expansion. We have significantly expanded our marketing efforts in the United States, Canada and Europe. We have done this through the acquisitions of Gram Precision and Korona, and through efforts to introduce the Korona brand name and products into the United States. Further, we have taken significant steps to expand the products that we sell and to position ourselves as both ODMs and OEMs for other companies that require a manufacturing partner with our capabilities. We intend to increase our marketing and sales efforts with both existing and potential customers.

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

Products

     Our sensor-based scale products are comprised of bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 65% of revenue for the fiscal year ended March 31, 2001, 63% for 2002 and 59% for 2003.

     Our sensor-based healthcare products are comprised primarily of thermometers and blood pressure meters used by consumers. These products accounted for 2% of revenue for the fiscal year ended March 31, 2001, 0% for 2002 and 0% for 2003.

     Our wireless telecommunications products are primarily comprised of two-way radios and cordless telephones that are used in consumer and commercial applications. These products accounted for 29% of revenue for the fiscal year ended March 31, 2001, 33% for 2002 and 34% for 2003.

     We also receive revenue from certain customers for the development and manufacture of tooling and moulding for scales and telecommunication products. Generally these tools and moulds are used by us for the manufacture and sale of products. We also generate some sales of spare parts for repair work by our customers and from repair work performed by us for our customers. These revenues accounted for approximately 4% of net sales for the fiscal year ended March 31, 2001, 4% for 2002 and 7% for 2003.

     The following table sets forth the percentage of net sales for each of the product lines mentioned above, for the fiscal years ended March 31, 2001, 2002, and 2003.

                                                 Year ended March 31,
                                          ----------------------------------
Product Line                              2001           2002           2003
------------                              ----           ----           ----

Scales                                    65%            63%            59%

Healthcare Products                        2%             0%             0%

Telecommunications Products               29%            33%            34%

Other products and services                4%             4%             7%

Total                                     100%           100%           100%


Customers and Marketing

     We sell our products primarily in the United States and Europe. Customers for our products are primarily OEMs and ODMs, which market the products under their own brand names. The Gram Precision acquisition allows us to engage in the distribution and marketing of pocket scales in the United States, Canada, and Europe. With the acquisition of Korona, we began to distribute scale products directly to the retail and catalogue markets in Europe.

     Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 2001, 2002 and 2003.

                                      Year ended March 31,
                ----------------------------------------------------------------
                       2001                   2002                   2003
                ------------------     ------------------     ------------------

North America   $13,531,782    46%     $24,553,379    46%     $22,017,956    48%

Europe          $14,160,371    48%     $25,641,446    48%     $21,059,227    45%

Asia            $ 1,538,650     5%     $ 2,223,602     4%     $ 2,661,535     6%

Others          $   335,877     1%     $   884,674     2%     $   591,336     1%

Total           $29,566,680   100%     $53,303,101   100%     $46,330,054   100%


     We maintain a sales and marketing representative in Hong Kong, a marketing and sales team of ten people in China, a marketing team of two people in Canada and two people in Europe for Gram Precision and a sales team at Korona in Germany of six people (including one sales representative and 4 persons who are directly employed by Korona). Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customer's specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives, and through the use of direct mail catalogues and product literature. Korona sells its products primarily through direct contact by sales agents/employees with customers. In addition, our marketing teams contact existing and potential customers by telephone, mail, facsimile, and in person.

     A list of our major electronics sensor customers for each of the prior three fiscal years follows:

                     Percent of Sales - Year ended March 31,
--------------------------------------------------------------------------------
Electronics Sensor Customers            2001(1)         2002(1)         2003(1)
----------------------------            -------         -------         -------

Ohaus Corporation (USA)                   10%             4%               0%

Gram Precision (Canada)                   10%             6%              (1)

Gottl Kern & Sohn GmbH (Germany)           8%             4%               4%

Werner Dorsch GmbH & Co. (Germany)         6%             4%               3%

----------
(1) The inclusion of Gram Precision Scales has a dilutive effect on sales percentages in the years ended March 31, 2001 and 2002. Effective August 1, 2002, we acquired a 51% interest in Gram Precision, and sales information for the fiscal year ended March 31, 2003, has not been included.

     A list of our major telecommunications customers for each of the prior three fiscal years follows:

                     Percent of Sales - Year ended March 31,
--------------------------------------------------------------------------------
Telecommunications Customer                   2001          2002         2003
---------------------------                   ----          ----         ----

Trisquare Communications (HK)
Company Ltd.                                    0%           22%          14%

TTI Tech Co., Ltd                               0%            4%           8%

Global Link  Corporation Ltd.                   0%            0%           5%

Telson Information &
Communications Co., Ltd. (Korea)               12%       Less Than 1%      0%

Telson Telecommunication
Technology Co., Ltd. (Korea)                   12%            0%           0%


     Sales of our products to OEMs accounted for approximately 97% of our total net sales in the year ended March 31, 2001, 65% for the year ended 2002 and 34% for the year ended 2003. Korona contributed $13,112,156 of our total net sales or 28% of total net sales for the year ended March 31, 2003. Gram Precision contributed $4,275,499 of our total net sales or 9% of total net sales for the year ended March 31, 2003.

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

Quality Control

     We have received ISO 9001: 2000 certification from Det Norske Veritas Certification B.V., the Netherlands. The ISO 9001: 2000 certification was awarded to our subsidiary, Bonso Electronics Limited and to Bonso Electronics Limited subsidiary Bonso Electronics (Shenzhen) Company Limited, the manufacturing plant. Further, we have received TL 9000 certification for our telecommunications products.

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

Patents, Licenses, Trademarks, Franchises, Concessions and Royalty Agreements

     We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus. Also, we have acquired the trademark registration rights to the KORONA mark for 16 European countries and in the United States.

     We rely on a combination of patent, trademark and trade secret laws, employee and third party non-disclosure agreements and other intellectual property protection methods to protect our proprietary rights. There can be no assurance that third parties will not assert infringement or other claims against us with respect to any existing or future products. We cannot assure you that licenses would be available if any of our technology was successfully challenged by a third party, or if it became desirable to use any third-party technology to enhance the Company's products. Litigation to protect our proprietary information or to determine the validity of any third-party claims could result in a significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is determined in our favor.

     While we have no knowledge that we are infringing upon the proprietary rights of any third party, there can be no assurance that such claims will not be asserted in the future with respect to existing or future products. Any such assertion by a third party could require us to pay royalties, to participate in costly litigation and defend licensees in any such suit pursuant to indemnification agreements, or to refrain from selling an alleged infringing product or service.

Product Research and Development/Competition

     The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of and in accordance with the specifications provided by the OEMs and ODMs. We believe our engineering and product development capabilities are important to the future success of our business. As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications. Some of our product design, research, and development activities are customer funded and are under agreements with specific customers for specific products. We have successfully lowered the costs for our research and development team by moving most research and development activities to our facility in China. We principally employ Chinese engineers and technicians at costs that are substantially lower than that would be required in Hong Kong.

     Both the electronic sensor-based and wireless products are highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management's reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses, aggregated approximately $298,000 for 2001, $427,000 for 2002 and $393,000 for 2003.

Seasonality

     Generally, the first calendar quarter of each year is typically the slowest sales period because our manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays to permit employees to travel to their homes in China. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. The summer months are generally the lowest sales point of the calendar year for Gram Precision and Korona; however, sales of telecommunication products are generally higher in the summer months off-setting Gram Precision's and Korona's decline in sales. However, the sales patterns may not be indicative of future performance.

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

Foreign Operations

     A significant amount of our products are manufactured at our factory located in China. While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could materially and adversely affect our business by, among other things, causing our products in the United States to become more expensive resulting in a reduction in the demand for our products by customers in the United States.

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

     Generally, our revenues are collected in United States Dollars, Euros and Canadian Dollars. Our costs and expenses are paid in United States Dollars, Canadian Dollars, Hong Kong Dollars, Euros and Chinese Renminbi. Accordingly, the competitiveness of our products relative to locally produced products may be affected by the performance of the United States Dollar compared with that of our foreign customers' currencies. Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government pegged the value of the Hong Kong Dollar to that of the United States Dollar. However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar. The value of the Chinese Renminbi has been fairly stable for the last few years. A significant portion of Korona's costs and expenses are paid in United States Dollars. An appreciation of the Canadian Dollar, Chinese renminbi, Hong Kong dollar or the Euro against the U.S. dollar would increase our expenses when translated into U.S. dollars and could materially and adversely affect our margins. We cannot be assured that these currencies will remain stable or will fluctuate to our benefit. To manage our exposure to these risks, we may, but have not yet purchased, currency exchange forward contracts, currency options or other derivative instruments.

     C.   Organizational Structure.

     We have one wholly-owned Hong Kong subsidiary - Bonso Electronics Limited ("BEL"). BEL was organized under the laws of Hong Kong and is responsible for the design, development, manufacture and sale of our products.

     BEL has one active Hong Kong subsidiary - Bonso Investment Limited ("BIL"). BIL was organized under the laws of Hong Kong and has been used to acquire and hold our property investments in Hong Kong and China.

     BEL also has one active PRC subsidiary - Bonso Electronics (Shenzhen) Company Limited, which is organized under the laws of the PRC, and is used to manufacture all of our products.

     We also have another wholly-owned British Virgin Islands subsidiary - Modus Enterprise International Inc., which owns 100% of Korona and 51% of Gram Precision. Korona is engaged in marketing, distributing and retailing of consumer bathroom and kitchen scale products throughout Europe. Gram Precision is primarily engaged in the distribution and marketing of pocket scales in the United States, Canada, and Europe.

     D.   Property, plant and equipment.

British Virgin Islands

     Our offices are located at Cragmuir Chambers, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at such offices, through our registered agent, HWR Services Limited.

Hong Kong

     We own approximately 5,000 square feet of office space located at Unit 1106
- 1110, 11/F, Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong as our principal executive office.

     We own approximately 4,593 square feet on the 8th floor of the Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Shatin, New Territories, Hong Kong. This facility now is used exclusively as warehouse space.

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

     We also own four residential properties described as follows:

o Lijingge Court, Unit F, 15th Floor, Hai Li Building, Shenzhen, China, consisting of approximately 1,000 square feet.

o Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China, consisting of approximately 1,591 square feet.

o Lakeview Mansion, B-11B, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China, consisting of approximately 1,335 square feet.

     The property in the Hai Li Building is rented to an unaffiliated third party for RMB 2,500 per month (approximately $301) The Lakeview Mansion properties are utilized by directors when they require accommodations in China.

     We also own two office units in Beijing, namely Units 12 and 13 on the 3rd floor, Block A of Sunshine Plaza in Beijing, China. Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet. Both Units are rented to unaffiliated third parties for an aggregate monthly rental of RMB 21,000, or approximately $2,537.

Germany

     Korona leases approximately 885 square meters of office space located at Auf den Huttenberg 1-3, 35428 Langgons-Niederkleen, Germany. This facility is used as Korona's principal executive offices and the monthly rent for this facility is E 6,427.12.

Canada

     Gram Precision leases from an affiliated entity approximately 5,028 square feet of office space located at 31-5155 Spectrum Way, Mississauga, Ontario, L4W 5A1, Canada. This facility is used as Gram Precision's principal executive offices and the monthly rent for this facility is CDN 4,250 including Goods & Services Tax.

United Kingdom

     Vector Europe Limited, a subsidiary of Gram Precision, leases 3,319 square feet of office and warehouse space located at Swansea, Wales, United Kingdom. The monthly rent for this facility is GBP 833.33.

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

     Financial information as of and for the year ended March 31, 2003 reflects the impact of the acquisition of a majority interest in Gram Precision and the financial information as of and for the year ended March 31, 2002 reflects the impact of the acquisition of Korona effected May 1, 2001 and therefore will not be comparable with the financial information as of or for any past dates or periods and will not be indicative of results of operations for future periods.

Critical Accounting Policies

     The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results, and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies include inventories, impairment, brand name, trade receivables, and deferred income taxes.

     Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies, such as revenue recognition. We believe that these other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period. See discussion of all our significant accounting policies in footnote 1 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). All significant intercompany accounts and transactions are eliminated in consolidation.

     The companies acquired during the financial period have been consolidated from the date on which control of the net assets and operations was transferred to the Group

     Acquisitions of companies are accounted for using the purchase method of accounting. Goodwill represents the excess of the purchase cost over the fair value of assets less liabilities of acquired companies.

     During the financial year ending March 31, 2003, the Group adopted Statement of Financial Accounting Standard ("SFAS") No. 142 "Goodwill and Other Intangible Assets," which requires discontinuance of goodwill amortization and an annual impairment review. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down to its recoverable amount.

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

Impairment of Long-Lived Assets

     Long-lived assets held and used by us and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Goodwill is also subject to an annual impairment review.

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

     The estimated cash flows arising from future use of the asset that are used in the impairment analysis require judgment regarding what we expect to recover from future use of the asset and includes consideration of the change of our market share and customer base, market competition, change in cost structure and change in technology. In addition, the residual value of the asset on disposal requires judgment based on the estimated fair value of the asset at the time of disposal which could change due to changing market conditions and change in expected use of the asset prior to disposal. Any changes in the estimates of cash flows arising from future use of the asset or the residual value of the asset on disposal based on changes in the market conditions, changes in the use of the assets, management's plans, the determination of the useful life of the assets and technology change in the industry could significantly change the calculation of the fair value or recoverable amount of the asset and the resulting impairment loss, which could significantly affect the results of our operations.

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

Deferred Income Taxes

     Amounts in the consolidated financial statements related to income taxes are calculated using the principles of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. As part of this process we are required to estimate our income taxes and tax bases of assets and liabilities in each of the jurisdictions in which we operate. This process involves us estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. We must then assess the likelihood of the recoverability of future tax benefits, such as net operating loss carry forwards, based on estimated future taxable income and recognize such benefits to the extent that realization is more likely than not to occur. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Any change in the recoverability of the deferred tax assets could significantly affect the results of our operations or cash flows.

Overview

     We derive our revenues principally from the sale of sensor-based and wireless products manufactured in China, which represent 59% and 34% of total sales for fiscal year ended March 31, 2003 respectively. For the fiscal year ended March 31, 2001, net sales increased to approximately $29,567,000 and net income increased to approximately $1,604,000. In the fiscal year ended March 31, 2002, net sales increased to approximately $53,303,000 and net income increased to approximately $1,806,000. In the fiscal year ended March 31, 2003, net sales were $46,330,000 and net loss was $1,644,000.

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

     A.   Operating Results.

     The following table sets forth selected income data as a percentage of net sales for the periods indicated.

                                                       Year ended March 31,
                                                  ----------------------------
Income Statement Data                              2001       2002       2003
                                                  ------     ------     ------
Net sales                                          100.0%     100.0%     100.0%
Cost of sales                                      (75.8)     (75.4)     (76.7)
Gross margin                                        24.2       24.6       23.3
Selling expenses                                    (1.3)      (4.6)      (5.3)
Salaries and related costs                          (7.9)      (7.3)      (9.8)
Research and development expenses                   (1.0)      (0.8)      (0.8)
Administration and general expenses                 (8.2)      (6.4)      (8.5)
Amortization of brand name                            --       (0.4)      (0.4)
Income (loss) from operations                        5.9        5.1       (1.7)
Interest income                                      1.6        0.3        0.2
Interest expense                                    (1.1)      (1.2)      (1.1)
Foreign exchange gains/(loss)                        0.1       (0.1)      (0.2)
Other income                                         0.7        0.3        0.4
Consultancy fee                                     (1.3)      (0.7)      (0.8)
                                                  ------     ------     ------
Income (loss) before income taxes
  and minority interest                              5.8        3.7       (3.3)
Income tax expense                                  (0.4)      (0.4)      (0.1)
                                                  ------     ------     ------
Minority interest                                      0          0       (0.2)
                                                  ------     ------     ------
Net income (loss)                                    5.4        3.4       (3.4)
                                                  ======     ======     ======

Fiscal year ended March 31, 2003 compared to fiscal year ended March 31, 2002

     Net Sales. Our sales decreased 13% from approximately $53,303,101 for the fiscal year ended March 31, 2002, to approximately $46,330,054 for the fiscal year ended March 31, 2003, primarily as a result of the poor performance of one of our subsidiaries, Korona, and the decrease in sales of both our scales and telecommunications products due to the poor worldwide economy. Gram Precision had $4,275,499 in sales consolidated since August 1, 2002 representing 9% of total sales of the group, and Korona had $13,112,156 in sales for the year representing 28% of total sales for the group for the year ended March 31, 2003. Korona had $16,039,000 in sales consolidated since May 1, 2001 representing 30% of total sales of the group for the year ended March 31, 2002.

     Gross Margin. Gross margin declined slightly from 24.6% for the fiscal year ended March 31, 2002, as compared with 23.3% in the current fiscal year. This is mainly caused by the decrease in selling price of both our scales and telecommunications products.

     Selling Expenses. Total selling expenses declined only slightly; however, these expenses increased as a percentage of total sales from 4.7% to 5.3%. This increase was attributable primarily to $302,153 in selling expenses from the acquisition and consolidation of Gram Precision in 2003.

     Salaries And Related Costs. Salaries and related costs increased by 17.6% from approximately $3,880,274 for the fiscal year ended March 31, 2002 to approximately $4,563,453 for the fiscal year ended March 31, 2003. This increase was primarily due to the inclusion of a full year of Korona salaries of $1,421,174 versus $1,287,000, in 2002 and the inclusion of eight months of salaries from Gram Precision of $495,648.

     Research And Development. Research and development expenses decreased slightly from $426,364 for the fiscal year ended March 31, 2002, to $392,926 for the fiscal year ended March 31, 2003 due to less cost, such as testing fees, involved in the research and development of both our scales and telecommunication projects.

     Administration And General Expenses. Administration and general expenses increased by 16% from approximately $3,411,336 for the fiscal year ended March 31, 2002 to approximately $3,956,858 for the fiscal year ended March 31, 2003. This increase was primarily due to the inclusion of $394,950 from Gram Precision's general and administrative expenses.

     Amortization Of Brand Name. We amortized approximately $200,000 and $202,000 relating to the brand name acquired upon the acquisition of Korona during the fiscal year ended March 31, 2003 and March 31, 2002, respectively. The brand name is amortized using the straight line method over the related estimated useful life of 15 years.

     Income From Operations. As a result of the above changes, income from operations declined by 128.7% from approximately $2,713,992 for the fiscal year ended March 31, 2002 to a loss of $777,779 for the fiscal year ended March 31, 2003.

     Interest Income. Interest income decreased by 48.9% from approximately $166,723 in the fiscal year ended March 31, 2002, to approximately $85,178 for the fiscal year ended March 31, 2003. This decrease was primarily the result of the reduction of interest rates in Hong Kong.

     Interest Expense. Interest expense declined 17.4% from approximately $645,045 for the fiscal year ended March 31, 2002 to approximately $532,624 for the fiscal year ended March 31, 2003. This decrease was primarily the result of lower interest rates.

     Foreign Exchange Losses/Gains. Foreign exchange rates produced a loss of approximately $96,592 for the fiscal year ended March 31, 2003, as compared to a loss of $39,954 for the fiscal year ended March 31, 2002, an increased loss of 141.7%. The loss was primarily attributable to translating U.S. Dollars to HK Dollars, RMB, EURO or Canadian Dollars for the purchase of raw materials and payments of salaries and wages .

     Other Income. Other income fell slightly from $181,272 for the fiscal year ended March 31, 2002 to $169,456 for the fiscal year ended March 31, 2003. This decrease primarily resulted from the production of less scrap material. The scrap we sell consists primarily of the remains of steel plate and plastics after the production process.

     Consultancy Fee. We entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service was from July 2000 to January 2003. A total consultancy fee of $1,144,260 was capitalized in 2000 and was amortized over three years of the contract, resulting in a non-cash consultancy fee of $381,420 for the fiscal years ended March 31, 2003 and 2002, relating to warrants that were issued to the consultant.

     Income Tax Expense. Income tax expense decreased from approximately $189,962 for the fiscal year ended March 31, 2002 to $37,314 for the fiscal year ended March 31, 2003, representing 0.36% and 0.08% of net sales respectively. This decrease was primarily attributed to the benefit arising from the net loss during this fiscal year of $245,405, offset by an increase in the deferred tax asset valuation allowance of $153,496. The increase in the valuation allowance is due to the portion of the increased net operating losses that more likely than not may not be realized through future taxable earnings of one of our subsidiaries.

     Net Loss. As a result of the above changes, we incurred a net loss of $1,643,734 for the fiscal year ended March 31, 2003, compared to net income of $1,805,606 for the fiscal year ended March 31, 2002, a decrease of approximately $3,449,340, or 191%.

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

     Other Income. Other income increased 59% from approximately $205,000 for the fiscal year ended March 31, 2001 to approximately $181,000 for the fiscal year ended March 31, 2002. This increase was primarily a result of increased scrap sales. The increase of scrap sales was mainly due to the increase in production volume as the scrap mainly represented the remains of steel plate and plastics after the production process.

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

     Net Income. As a result of the above changes, net income increased from approximately $1,604,000 for the fiscal year ended March 31, 2001 to $1,806,000 for the fiscal year ended March 31, 2002, an increase of approximately $202,000, or 13%.

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

Impact of Inflation

     We believe that inflation has not had a material affect on our business between 2002 and 2003. During the financial year ended March 31, 2002, Hong Kong had gone through a period of deflation and Germany had sustained a low inflation rate. We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production cost in order to keep pace with inflation. Although our costs of components used in the manufacture of our products have been relatively stable, we believe that any possible significant increase in material costs would affect the entire electronics industry. Thus it would not have a negative material impact on our competitive position in the industry. We believe any increases in labor costs will not materially impact our operations because of the lower labor costs of operating in China.

Taxation

     Under current British Virgin Islands law, we are not subject to tax on our income. Most of our subsidiaries' profits accrue in Hong Kong, the PRC, Canada and Germany where the corporate tax rates are currently 16%, 15%, 38% and 26.375%, respectively. However, as Korona is a partnership, it is only subject to a local statutory tax rate in Germany of 14.17%. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Germany, Hong Kong or China.

     Our subsidiary Bonso Electronics (Shenzhen) Company Limited was fully exempt from state income tax in the PRC for the first two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Company Limited was deemed to be the financial year ended December 31, 1998. Therefore, we were subject to income tax at the rate of 7.5% in the PRC effective January 1, 2000 to December 31, 2002. As of January 1, 2003, are subject to full taxation from the PRC at a rate of 15%.

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

Exchange Rates

     We sell most of our products to international customers. Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia. Other markets are other European countries (such as the United Kingdom), Australia and Africa. Sales to international customers are made directly by us to our customers. We sell all of our products in United States Dollars and pay for our material components principally in United States Dollars and Hong Kong Dollars. A very small portion of the components used are paid for in Japanese Yen. Most factory expenses incurred are paid in Chinese Renminbi. Because the Hong Kong Dollar is pegged to the United States Dollar, our only material foreign exchange risk previously arose from potential fluctuations in the Chinese Renminbi; however, the Chinese Renminbi was very stable in the past fiscal year and it is unlikely that there will be material fluctuations in the coming year. We don't currently engage in hedging transactions. Gram Precision principally pays for its products in United States Dollars and Canadian dollars and sells its products in Canadian, United States Dollars, and United Kingdom Pound Sterling. Korona primarily pays for its products in United States Dollars and Euros and sells its products in Euros. As a result, we may experience greater foreign exchange risk than we have in the past.

     B.   Liquidity and Capital Resources.

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic acquisitions and to fund increases in inventory and accounts receivable resulting from increased sales.

     We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months. However, a decrease in the demand for our products may affect our internally generated funds, and we would further look to our banking facilities to meet our working capital demands.

     Effective May 1, 2001, we acquired Korona from Augusta. Part of the purchase price was paid to Augusta by the issue of 180,726 shares of our restricted common stock based on an agreed-upon price of $8.00 per share pursuant to the Stock Purchase Agreement (the "Agreement") with Augusta. For accounting purposes, the issue of the shares was originally recorded at the value of $5.00 per share, based on the average price per share for a total of 5 days before and after the completion date of the acquisition. Under the terms of the Agreement, we had an obligation to register the common stock with the SEC. The Agreement gave Augusta the right to have us redeem the common stock if the registration of the stock had not been declared effective by the SEC on or before January 31, 2002. We filed a registration statement to register the common stock held by Augusta but it was not declared effective by the SEC until March 7, 2002. In March, 2002, Augusta exercised the repurchase obligation requesting to return the 180,726 shares of common stock to us in exchange for a promissory note of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which is approximately $50,000 for the whole period of the promissory note. If we are not successful in the arbitration, we may have to pay Augusta $1,445,808 plus interest and attorneys fees. While this would be a large cash expenditure for us, we do not believe making that payment to Augusta would have a material adverse effect upon us.

     The following tables set forth information with respect to our contractual obligations and commercial commitments as of March 31, 2003.

                             Contractual Obligations

                                        Payments due by Period
                         ----------------------------------------------------
                                                                    More than
                          Total       1 to 3 years  4 to 5 years     5 years
                          -----       ------------  ------------     -------
Capital Leases             348,825       348,825             0             0

Operating Leases         1,560,379     1,033,302       244,548       282,529



                          Other Commercial Commitments

                                           Payments due by Period
                           -----------------------------------------------------
                                                                       More than
                             Total     1 to 3 years    4 to 5 years     5 years
                             -----     ------------    ------------     -------

Letters of credit          4,818,971     4,818,971            0              0

Short-term loans           4,727,988     4,727,988            0              0

Long-term loans              778,712       691,667       87,045              0

Acquisitions of Plant
& Machineries                 85,123        85,123            0              0


     As of March 31, 2003 we had in place general banking facilities with four financial institutions with amounts available aggregating $27,849,377. Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, short-term loans and long-term loans. As of March 31, 2003, we had utilized $11,115,241 from these general banking facilities. Interest on this indebtedness fluctuates with the prime rate and HIBOR as set by the Hong Kong Bankers Association. The bank credit facilities are collateralized by certain of our bank deposits, real property located at Savanna Garden in Tai Po, the warehouse space in Fo Tan, office space in Tsimshatsui, and bank guarantees. Our bank credit facilities are due for renewal annually. We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. Excluding the current portion of long-term debt and capital lease obligations, the amounts of total short-term bank borrowings outstanding as of March 31, 2003 and 2002 were $9,763,369 and $6,612,010, respectively. During the fiscal year ended March 31, 2003 we paid a total of $532,624 in interest on indebtedness.

     Operating activities provided $1,708,044 of net cash for the fiscal year ended March 31, 2003 compared to $5,472,469 of net cash for the fiscal year ended March 31, 2002. This increase in the use of cash can be primarily attributed to fund losses from operations. The cash used to fund the losses came primarily from advances under our banking facilities in the amount of $2,934,949. Our investing activities included the purchase of fixed assets for the year ended March 31, 2003 of $1,912,056 compared to purchase of fixed assets in the prior year of $756,010, or an increase of $1,156,046, due to the purchase of an office in Canada and the expansion of the manufacturing facilities.

     As of March 31, 2003, we had $3,633,528 in cash and cash equivalents as opposed to $1,878,156 as of March 31, 2002. Working capital at March 31, 2003, was $9,777,000 compared to $9,599,000 at March 31, 2002. There are no other material unused sources of liquid assets. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We do not anticipate incurring any significant capital expenditures during this fiscal year. We believe our working capital is sufficient for our present requirements.

     Our current ratio (current assets divided by current liabilities) decreased from 1.71 as of March 31, 2002 to 1.53 as of March 31, 2003. Our quick ratio (cash and cash equivalents, restricted cash deposits and receivables divided by current liabilities) decreased from 1.05 as of March 31, 2002 to 0.84 as of March 31, 2003.

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

     At March 31, 2003, we employed three individuals in Hong Kong and 43 individuals (26 for 2002) in China as our engineering staff, who are at various times engaged in research and development. The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of and in accordance with the specifications provided by the ODMs and OEMs. We anticipate hiring additional research and development personnel to meet the increased demand for scales products.

     During the fiscal year ended March 31, 2003, we spent approximately $393,000 on research and development as opposed to $427,000 for the fiscal year ended March 31, 2002, and approximately $298,000 during the fiscal year ended March 31, 2001.

     D.   Trend Information.

     During the past three years we have expanded into the telecommunications sector and are manufacturing cordless telephones and family radios (walkie-talkies). Significant expenditures were made to acquire additional production facilities and equipment to support our expansion into the telecommunications market. Although we are optimistic about our future in the manufacture and sale of telecommunications products, we are dependent upon a limited number of customers, and the loss of any of these customers could have a material adverse effect upon us. At May 31, 2003, our backlog of manufacturing orders was $10,760,341 compared to $4,996,530 at May 31, 2002 and $9,009,059 at
June 30, 2001. We believe that sales from telecommunications products and scales will be equal in the fiscal year ended March 31, 2004.

     In 2002, we acquired 51% of the equity of Gram Precision from a third party. Gram Precision is primarily engaged in the distribution and marketing of pocket scales in the United States, Canada, and Europe.

     In 2001, we acquired Korona, a German company that markets consumer scale products throughout Europe to retail merchandisers and distributors. These products feature contemporary designs using the latest materials and attractive packaging. We have manufactured a portion of Korona's product line under an OEM agreement since 2000 and are very familiar with Korona's stature in Europe and its potential for wider global distribution. Further, the acquisition of Korona was our first step in vertically integrating our manufacturing business with the marketing and distribution of the products we manufacture under our own brand name.

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

Recent Accounting Pronouncements

     In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard does not have a material impact on our consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. ("FIN") 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees and indemnifications that it has issued and clarifies that a guarantor is required to recognize, at the inception of a guarantee or indemnification, a liability for the fair value of the obligation undertaken in issuing the guarantee or indemnification. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees and indemnifications issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements ending after December 15, 2002. We believe the adoption of FIN 45 has not significantly impacted our current disclosures and we are currently assessing the impact of FIN 45's initial recognition and measurement provisions on our financial position and results of operations.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," an amendment of FAS 123, which provides alternative transition methods to the expensing of employee stock-based compensation under FAS 123. We are not required to adopt the fair value method prescribed by FAS 123 and, accordingly, will continue to account for stock-based compensation under the intrinsic value method in accordance with APB Opinion No.
25. FAS 148 also requires new disclosure requirements that are incremental to FAS 123, which have been included in Note 15 to the Consolidated Financial Statements included in this Annual Report.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. We are currently assessing the impact of this statement on our financial position and disclosures.

Item 6. Directors, Senior Management and Employees

     A.   Directors and Senior Management.

     Our board of directors and executive officers are listed below:

Name                        Age              Position with Bonso
----                        ---              -------------------

Anthony So                  59       President, Chief Executive Officer,
                                     Secretary, Treasurer, Chief Financial
                                     Officer, Chairman of the Board of Directors
Kim Wah Chung               45       Director of Engineering and Research and
                                     Development and Director
Cathy Kit Teng Pang         41       Director of Finance and Director
Woo-Ping Fok                54       Director
J. Stewart Jackson, IV      67       Director
George O'Leary              65       Director
Henry F. Schlueter          52       Director and Assistant Secretary

     ANTHONY SO is the founder of Bonso. He is our Chief Executive Officer and Chief Financial Officer and has been our President, Chairman of the Board of Directors and Treasurer since inception, and our Secretary since July 1991. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master's degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic year. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

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

     B.   Compensation.

     The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2003 to all directors and officers as a group for services in all capacities was approximately $1,269,574 including compensation in the form of housing in Hong Kong for our Chairman and Chief Executive Officer and Director of Engineering and Research and Development consistent with the practice of other companies in Hong Kong. Total compensation for the benefit of Anthony So was $671,836, for the benefit of Cathy Kit Teng Pang was $125,262, for the benefit of Kim Wah Chung was $149,606, for the benefit of Mr. George O'Leary was $180,000, and for the benefit of Henry F. Schlueter was an aggregate of $142,870. The $142,870 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered and expenses incurred.

     We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2003, other than contributions to our Provident Fund Plan which aggregated $33,553 for officers and directors during the fiscal year ended March 31, 2003.

Employment Agreements

     We have employment agreements with Anthony So, Kim Wah Chung and Cathy Kit Teng Pang. The employment agreements expire on March 31, 2008; however, they are automatically renewable on an annual basis for additional one-year increments. Mr. So's employment agreement provides for a yearly salary of $700,000 per year plus bonus. Mr. Chung's employment agreement provides for a yearly salary of $150,000 per year plus bonus and Ms. Pang's employment agreement provides for a yearly salary of $135,000 per year plus bonus. The employment agreements contain provisions under which we will be obligated to pay Mr. So, Mr. Chung and Ms. Pang all compensation for the remainder of their employment agreements and five times their annual salary and bonus compensation if a change of control as defined in the agreements occur.

Options of Directors and Senior Management

     The following table provides information concerning options owned by the directors and senior management at May 31, 2003. The table excludes our publicly traded warrants owned by the directors and senior management, information about which is disclosed in Item 7 of this Report together with information concerning the beneficial ownership of our common shares by directors and senior management and major shareholders.

                         Number of Common
                         Shares Subject to    Exercise Price
    Name                   Stock Options         Per Share     Expiration Date
    ----                   -------------         ---------     ---------------

Anthony So                    158,000              $8.00       January  6, 2010
                              128,000              $3.65       April 9, 2011
                              128,000              $2.50       March 6, 2012
                              222,500              $1.61       April 1, 2013
Kim Wah Chung                  20,000              $8.00       January 6, 2010
                               20,000              $3.65       April 9, 2011
                               20,000              $2.50       March 6, 2012
                               55,000              $1.61       April 1, 2013
Cathy Kit Teng Pang            20,000              $8.00       January  6, 2010
                               20,000              $3.65       April 9, 2011
                               20,000              $2.50       March 6, 2012
                               55,000              $1.61       April 1, 2013
George O'Leary                 10,000              $8.125      January 12, 2010
                               10,000              $7.875      January 9, 2011
                               10,000              $2.55       October 15, 2011
                               10,000              $1.61       April 1, 2013
Woo-Ping Fok                   10,000              $8.125      January 12, 2010
                               10,000              $7.875      January 9, 2011
                               10,000              $2.55       October 15, 2011
                               10,000              $1.61       April 1, 2013
J. Stewart Jackson IV          10,000              $7.875      January 9, 2011
                               10,000              $2.55       October 15, 2011
                               10,000              $1.61       April 1, 2013
Henry F. Schlueter             10,000              $8.00       January 6, 2010
                               10,000              $1.61       April 1, 2013

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

     The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong Government commencing in December 2000. BEL joined the MPF with a major international assurance company. All permanent full time employees who joined BEL in or after December 2000, excluding factory workers, are eligible to join the MPF. Members' and employers' contributions to the MPF are both at 5% of the members' monthly salaries and are subject to a maximum contribution of HK $1,000 monthly.

     At normal retirement age, death or ill health, the member shall be entitled to receive from the Plan a lump sum equal to the total of the member's and BEL's contributions plus the return on their investment. On resignation prior to normal retirement age, a member shall be entitled to receive from the Plan a lump sum equal to the member's contributions plus a percentage of the employer's balance determined in accordance with a predetermined set scale.

     BEL's total contributions to the Plan and the MPF for the years ended March 31, 2003, 2002 and 2001 amounted to $73,945, $78,995, and $53,704, respectively.

     C.   Board Practices.

     Messrs. Woo Ping Fok and Henry F. Schlueter are members of our Audit Committee. Mr. Henry F. Schlueter has acted as chairman of the Audit Committee; however, Mr. Fok will become the Chairman effective September 1, 2003. The Audit Committee's responsibilities include recommending to the board the selection of our independent auditors, reviewing the arrangements and the scope of the independent audit and reviewing all financial statements. We don't have a compensation committee.

     D.   Employees.

     At March 31, 2003, we employed 2,876 persons, compared with 2,064 persons at March 31, 2002; 39 employees in Hong Kong (39 for 2002), 2,795 employees in China (2,001 for 2002), 24 employees in Germany (24 for 2002, 2 in UK) and 16 in Canada. Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

     E.   Share Ownership.

     The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of May 31, 2003:

                                                              Total Number of
                              Shares of                          Shares of
                             Common Stock                       Common Stock   Percent of
                               Owned of       Options and       Beneficially   Beneficial
      Name                      Record       Warrants Held         Owned       Ownership
      ----                      ------       -------------         -----       ---------
Anthony So                   1,626,195(1)   636,500(2)(3)(4)     2,262,695       35.77%

Kim Wah Chung                   93,700      115,000(5)(6)(7)       208,700        3.60%

Cathy Kit Teng Pang             35,438      115,000(5)(6)(7)       150,438        2.60%

Henry F. Schlueter              34,403      20,000(8)(9)            54.403        0.95%

Woo-Ping Fok                    61,907      40,000(10)(11)         101,907        1.77%

George O'Leary                  17,775      40,000(10)(11)          57,775        1.00%

J. Stewart Jackson IV          463,075      130,000(10)(11)        592,575       10.18%
                                                   (12)
All Directors and Officers   2,332,493    1,096,500              3,055,993       50.53%
as a group (7 persons)

----------

(1) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2) Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(3) Includes options to purchase 128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, and options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012.
(4) Includes options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2013.

(5) Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(6) Includes options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, and options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012.
(7) Includes options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2013.
(8) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(9) Includes options to purchase 10,000 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2013.
(10) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring January 12, 2010.
(11) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011, options to purchase 10,000 shares of common stock at an exercise price of $2.55 per share expiring on October 15, 2011 and options to purchase 10,000 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2003.
(12) Includes 100,000 public warrants to acquire shares issued in January 2000.

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

     During the fiscal year ended March 31, 2003, no options were granted under the 1996 Stock Option Plan.

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

     During the fiscal year ended March 31, 2003, no options were granted under the 1996 Non-Employee Directors' Plan.

Item 7. Major Shareholders and Related Party Transactions

     A.   Major Shareholders.

     We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of May 31, 2003, beneficial ownership of our common stock by each person known by us to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name                                 Amount Owned
----                     -----------------------------------
                                                                   Percent of
                                                                    Class (1)
                           Shares of     Options/Warrants to      Beneficially
                         Common Stock   Purchase Common Stock        Owned
                         ------------   ---------------------        -----

Anthony So               1,626,195(2)          636,500(3)            35.77%
John Stewart Jackson IV    462,575             130,000(3)            10.18%
W. Douglas Moreland        501,400                   0                8.81%

----------
(1) Based on beneficial ownership of both shares of common stock and of options to purchase common stock that are immediately exercisable.
(2) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(3)  See "Share Ownership" for additional information.

     There are no arrangements known to us the operation of which may at a subsequent date result in a change in control of the Company.

     Of the 5,689,159 (including 180,726 shares that are disputed and may be repurchased) shares of common stock outstanding as of May 31, 2003, 4,231,350 were held in the United States by 251 holders of record. We have 246 shareholders of record and estimate that we have in excess of 850 shareholders holding their stock in street name (who have not objected to their names being disclosed to us)

     B.   Related Party Transactions.

     Mr. George O'Leary, a director, is paid a commission on orders placed by customers which he obtains for us. The amount of the commission is negotiated on a deal-by-deal basis, without a written agreement. During the fiscal year ended March 31, 2003, Mr. O'Leary was paid an aggregate of $180,000 as consultancy fee for provision of support and marketing services such as soliciting customers, negotiating prices and public relations in the United States.

     During the fiscal year ended March 31, 2003 we paid Schlueter & Associates, P.C. an aggregate of $142,870 for legal fees and expenses. Mr. Henry F. Schlueter, a director, is the Managing Director of Schlueter & Associates, P.C.

     C.   Interests of Experts and Counsel.

     Not Applicable.

     D.   Legal Proceedings.

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

     On October 22, 2002, Augusta filed a request for arbitration in the state of New York asserting breach of the Agreement and the registration rights agreement. On January 13, 2003, we filed our answer to Augusta's request for arbitration asserting that Augusta breached the Agreement and the implied duty of good faith and fair dealing by withholding consent from Korona's auditors for the release of Korona's financial statements. We are currently in the process of proceeding through the arbitration. Although we are optimistic that we will be successful in the arbitration, there can be no assurance that this will occur. Further, if the arbitration proceeds, there will be legal fees, travel expenses and other costs related to the arbitration that will be incurred by us in defending the matter. If we do not succeed in the arbitration, we may be obligated to repurchase the stock by exchanging it for the promissory note to be repaid, with accrued interest, over a nine-month period of time.

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

     The following table sets forth the high and low closing sale prices as reported by NASDAQ for each of the last five years:

                   Period                           High             Low
                   ------                           ----             ---
     April 1, 1998 to March 31, 1999               $11.375         $3.5625
     April 1, 1999 to March 31, 2000               $19.875           $5.75
     April 1, 2000 to March 31, 2001              $17.5625           $6.00
     April 1, 2001 to March 31, 2002                $7.625           $2.38
     April 1, 2002 to March 31, 2003                 $3.45           $1.41

     The following table sets forth the high and low closing sale prices as reported by NASDAQ during each of the quarters in the two-year period ended March 31, 2003.

                   Period                           High             Low
                   ------                           ----             ---
     April 1, 2001 to June 30, 2001                $7.625           $3.64
     July 1, 2001 to September 30, 2001            $4.85            $2.38
     October 1, 2001 to December 31, 2001          $3.42            $2.45
     January 1, 2002 to March 31, 2002             $3.15            $2.47
     April 1, 2002 to June 30, 2002                $3.45            $2.52
     July 1, 2002 to September 30, 2002            $2.90            $1.80
     October 1, 2002 to December 31, 2002          $2.59            $1.41
     January 1, 2003 to March 31, 2003             $2.39            $1.61

     The following table sets forth the high and low closing sale prices as reported by NASDAQ during each of the most recent six months.

                   Period                           High             Low
                   ------                           ----             ---
     January 2003                                  $1.99            $1.64
     February 2003                                 $2.39            $1.84
     March 2003                                    $2.17            $1.61
     April 2003                                    $2.29            $1.80
     May 2003                                      $2.28            $1.96
     June 2003                                     $5.20            $2.28

Transfer and Warrant Agent

     The transfer agent and registrar for the common stock and the warrant agent for the warrants is U.S. Stock Transfer Corporation, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10. Additional Information.

     A.   Share Capital.

     Our authorized capital is $170,000 consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years, is presented in the Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2001, 2002 and 2003 included herein in Item 18.

     At May 31, 2003, there were 5,689,159 (including 180,726 shares that are disputed and may be repurchased) shares of our common stock outstanding, all of which were fully paid. At May 31, 2003, we had outstanding 2,174,403 warrants to purchase common stock which are publicly traded and are exercisable to purchase 1,087,201 shares of common stock at $17.50 per share. The warrants originally were exercisable any time prior to 2:00 p.m. (Pacific Time) on December 31, 2001. In October 2001, our board of directors extended the expiration date until December 31, 2002, and in July 2002, extended the expiration date until December 31, 2003. In addition, at May 31, 2003, we had outstanding 1,044,500 options to purchase common stock as follows:

          Number of             Exercise Price              Expiration
           Options                 per Share                   Date
           -------                 ---------                   ----

            228,000                  $8.00                January 6, 2010
             20,000                  $8.125              January 12, 2010
             30,000                  $7.875               January 9, 2011
            196,000                  $3.65                  April 9, 2011
             30,000                  $2.55               October 14, 2011
            168,000                  $2.50                  March 6, 2012
            372,500                  $1.61                  April 1, 2013

     At May 31, 2003 there were no shares of our preferred stock outstanding.

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

     C.   Material Contracts.

     The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Bonso or any subsidiary of Bonso is a party, for the two years immediately preceding the filing of this report:

     We entered into a Stock Purchase Agreement with Augusta Technologie AG relating to the acquisition of Korona Haushaltswaren GmbH & Co. KG dated April 25, 2001.

     We entered into a Stock Purchase Agreement dated July 22, 2002, with Modus Enterprise International Inc. (a wholly-owned subsidiary of Bonso), and a third party relating to the acquisition of 51% of Gram Precision.

     We entered into an employment agreement with Anthony So our President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer effective April 1, 2003. This agreement is attached hereto as Exhibit 4.3.

     We entered into an employment agreement with Cathy Kit Teng Pang our Director of Finance effective April 1, 2003. This agreement is attached hereto as Exhibit 4.4.

     We entered into an employment agreement with Kim Wah Chung our Director of Research and Development effective April 1, 2003. This agreement is attached hereto as Exhibit 4.5.

     We signed a credit facility letter on March 31, 2003 with Bank of America
(Asia) Ltd. for a HK $13,000,000 overdraft and import and export line of credit. A copy of this letter is attached hereto as Exhibit 4.6.

     We signed a credit facility letter on April 8, 2003 and amended the letter of April 22, 2003 (exhibit 4.7) with Standard Chartered Bank for a HK $53,000,000 trade finance facilities agreement. A copy of this letter is attached hereto as Exhibit 4.8. This letter amended previous agreements with Standard Chartered Bank on May 17, 2002, May 11, 2001 and March 5, 2001. Copies of these agreements are included as Exhibits to this filing as Exhibits 4.9,
4.10 and 4.11 respectively.

     We signed a Banking Facility Letter, dated April 25, 2003 between Bonso and DBS Kwong on Bank Limited for a HK $11,500,000 overdraft, letter of credit, trust receipt, export invoice financing and negotiation under documentary credit. A copy of this letter is attached hereto as Exhibit 4.12. This letter amended a previous agreement dated May 16, 2002 attached hereto as Exhibit 4.13.

     We signed a Banking Facility Letter, dated May 8, 2003 between Korona, Bonso and Commerzbank Aktiengesellschaft Bank for a EURO 1,900,000 line of credit. A copy of this letter is attached hereto as Exhibit 4.14.

     We signed a Banking Facility Letter, dated May 21, 2003 between Bonso and Hang Seng Bank Limited for a HK $49,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan and overdraft facility. A copy of this letter is attached hereto as Exhibit 4.15.

     We signed a Banking Facility Letter, dated April 8, 2003 between Bonso and the Hong Kong and Shanghai Banking Corporation Limited for a HK $20,000,000 overdraft facility, import/export facility, trust receipt facility and a D/A bill facility. A copy of this letter is attached hereto as Exhibit 4.16.

     We signed a Banking Facility Letter, dated April 8, 2003 between Bonso and the Hong Kong and Natexis Banques Populaires Hong Kong Branch for a U.S. $2,000,000 Export Credit Insurance Corporation discount invoices, negotiation of export letter of credit discrepencies, and export bills. A copy of this letter is attached hereto as Exhibit 4.17.

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

     E.   Taxation.

     Under current British Virgin Islands law, we are not subject to tax on our income. Most of our subsidiaries' profits accrue in Hong Kong, Canada and Germany where the corporate tax rates are currently 16%, 38% and 26.375%, respectively. However, as Korona is a partnership, it is only subject to 14.17% of the local statutory rate in Germany. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Germany, Hong Kong or China.

     Our subsidiary Bonso Electronics (Shenzhen) Company Limited was fully exempt from state income tax in the PRC for the first two years starting from the first profit making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Company Limited was deemed to be the fiscal year ended December 31, 1998. Therefore, we have been subject to income tax at the rate of 7.5% in the PRC from January 1, 2000 to December 31, 2002. Effective January 1, 2003, we became subject to tax at the full rate of 15%.

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

Foreign Currency Risk

     The majority of our net sales are priced in United States Dollars. Our costs and expenses are priced in United States Dollars, Hong Kong Dollars, Chinese Renminbi, Euros and Japanese Yen. Accordingly, the competitiveness of our products relative to products produced domestically (in foreign markets) may be affected by the performance of the United States Dollar compared with that of our foreign customers' currencies. Additionally, we are exposed to the risk of foreign currency transaction and translation losses which might result from adverse fluctuations in the values of the Hong Kong Dollar, the Chinese Renminbi, the Euro, the Canadian Dollar and the Japanese Yen. These factors are also applicable as a result of our acquisition of Gram Precision in the fiscal year ended March 31, 2003 and Korona in the fiscal year ended March 31, 2002. Recent fluctuations in the value of the United States dollar versus other currencies (primarily the Canadian dollar and the Euro), and fluctuations in the relative values of those currencies, have had a negative impact upon our financial performance. A significant portion of Gram Precision's net sales were in paid in Canadian Dollars and Euros, while Gram Precision's costs were paid in United States Dollars and Canadian Dollars. The majority of Korona's net sales were in German Marks prior to January 1, 2002 and are currently in Euros, while a significant portion of Korona's costs and expenses are paid for in United States Dollars and Euros. Further fluctuation of the value of the Canadian Dollar or the Euro compared to the United States Dollar could expose us to additional risk of foreign currency transaction and translation losses.

     A summary of our debts as at March 31, 2003 which were subjected to foreign currency risk is as below:


                                               March 31,
     Currencies:                                 2003
     -----------                                 ----

     Euro                                      4,369,800

     Hong Kong Dollars                         1,924,582

     Japanese Yen                                179,828

     United States Dollars                     4,315,888

     Canadian Dollars                            325,143
                                              ----------
                                              11,115,241
                                              ----------

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

     To manage our exposure to foreign currency and translation risks, we may purchase currency exchange forward contracts, currency options, or other derivative instruments, provided such instruments may be obtained at suitable prices. Management intends to take corrective action in an effort to attempt to minimize any negative impact foreign currency fluctuations may have upon us. However, to date we have not done so. If we are unsuccessful in hedging against currency fluctuations, it may have a material adverse effect on us.

Interest Rate Risk

     Our interest rate risk primarily arises from our long-term debt and our general banking facilities. At March 31, 2003 our total long-term debt was $778,712, and we had utilized approximately $11,115,241 of our total banking facilities of $27,849,377. Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

     A summary of our debts as at March 31, 2003 which were subjected to variable interest rates is as below:

                                       March 31,                 Interest
                                         2003                      rate
                                         ----                      ----

     Notes payable                    $4,818,971             Prime rate minus
                                                           0.5% to prime rate
                                                              or HIBOR + 2.5%

     Short-term loans                 $4,727,988             Prime rate minus
                                                                     0. 5% or
                                                             HIBOR + 2.25% to
                                                                 HIBOR + 2.5%

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

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications to the rights of Security Holders and Use of Proceeds.

     None.

Item 15. Controls and Procedures

     Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in US Exchange Act Rules 13a-14(c)) as of the end of the period covered by this Annual Report, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

     There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

Item 16. Reserved.

                                    PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     The following Financial Statements are filed as part of this Annual Report:

                                                                      Page
                                                                      ----
     Index to Consolidated Financial Statements                       F-1
     Report of Independent Auditors                                   F-2
     Consolidated Balance Sheets as of March 31, 2002 and 2003        F-3
     Consolidated Statements of Income (Loss) and Comprehensive       F-4
       Income (Loss) for the years ended March 31, 2001, 2002
       and 2003
     Consolidated Statements of Changes in Shareholders' Equity       F-5
       for the years ended March 31, 2001, 2002 and 2003
     Consolidated Statements of Cash Flows for the years ended        F-6
     March 31, 2001, 2002 and 2003
     Notes to Consolidated Financial Statements                 F-8 through F-35

Item 19. Exhibits.

       4.1 Stock Purchase Agreement between Bonso Electronics International Inc. and Augusta Technologie AG relating to the acquisition of Korona Haushaltswaren GmbH & Co. KG dated April 25, 2001 (1)

       4.2 Stock Purchase Agreement dated July 22, 2002, between Bonso Electronics International Inc., Modus Enterprise International Inc. (a wholly-owned subsidiary of Bonso), and Mohan Thadani (2)

       4.3    Anthony So Employment Agreement effective April 1, 2003

       4.4    Cathy Kit Teng Pang Employment Agreement effective April 1, 2003

       4.5    Kim Wah Chung Employment Agreement effective April 1, 2003

       4.6 Banking Facility Letter, as amended, dated March 31, 2003 between Bonso and Bank of America (Asia) Ltd.

       4.7 Banking Facility Letter, as amended, dated April 22, 2003 between Bonso and Standard Charter Bank

       4.8 Banking Facility Letter, as amended, dated April 8, 2003 between Bonso and Standard Charter Bank

       4.9 Banking Facility Letter, dated March 5, 2001 between Bonso and Standard Charter Bank

       4.10 Banking Facility Letter, as amended, dated May 11, 2001 between Bonso and Standard Charter Bank

       4.11 Banking Facility Letter, as amended, dated May 17, 2002 between Bonso and Standard Charter Bank

       4.12 Banking Facility Letter, dated May 16, 2002 between Bonso and DBS Kwong on Bank Limited

       4.13 Banking Facility Letter, as amended, dated April 25, 2003 between Bonso and DBS Kwong on Bank Limited

       4.14 Banking Facility Letter, dated May 8, 2003 between Bonso, Korona and Commerzbank Aktiengesellschaft Bank

       4.15 Banking Facility Letter, dated May 21, 2003 between Bonso and Hang Seng Bank Limited

       4.16 Banking Facility Letter, dated April 8, 2003 between Bonso and the Hong Kong and Shanghai Banking Corporation Limited

       4.17 Banking Facility Letter, dated February 13, 2003 between Bonso and Natexis Banques Populaires Hong Kong Branch

       12.1   Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to
              Section 906 of the Sarbanes-Oxley Act of 2002.

       12.2 Certification of Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

       12.3 Certification of Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

----------

(1) This document has been previously filed as Exhibit 4.1 to the Registrant's Annual Report for the fiscal year ending March 31, 2001 on Form 20-F and is hereby incorporated by reference.

(2) This document has been previously filed as Exhibit 4.1 to the Registrant's Annual Report for the fiscal year ending March 31, 2002 on Form 20-F and is hereby incorporated by reference.

SIGNATURE


       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                           BONSO ELECTRONICS INTERNATIONAL INC.



Dated:   July 24, 2003                     /s/ Anthony So
         -------------                     -------------------------------------
                                           Anthony So, President

                        Consolidated Financial Statements

                      Bonso Electronics International Inc.
                  (Incorporated in the British Virgin Islands)
                                and Subsidiaries

                                 March 31, 2003


                   Index to Consolidated Financial Statements



Contents                                                                   Pages



Report of Independent Auditors...............................................F-2


Consolidated Balance Sheets as of March 31, 2002 and 2003....................F-3


Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
for the years ended March 31, 2001, 2002 and 2003............................F-4


Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2001, 2002 and 2003..........................................F-5


Consolidated Statements of Cash Flows for the years ended
March 31, 2001, 2002 and 2003..........................................F-6 - F-7


Notes to Consolidated Financial Statements............................F-8 - F-35

                         Report of Independent Auditors
                         ------------------------------



Board of Directors and Shareholders of
Bonso Electronics International Inc. and Subsidiaries


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss) and comprehensive income (loss), of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Bonso Electronics International Inc. and its subsidiaries at March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers
--------------------------
PricewaterhouseCoopers

Hong Kong,
July 18, 2003


                      Bonso Electronics International Inc. and Subsidiaries
                                   Consolidated Balance Sheets
                              (Expressed in United States Dollars)

                                                                               March 31
                                                                     --------------------------
                                                                            2002           2003
                                                                     -----------    -----------
                                                                               $              $
Assets

Current assets
 Cash and cash equivalents                                             1,878,156      3,633,528
 Restricted cash deposits                                              3,972,542      4,104,168
 Trade receivables, net                                                6,838,576      6,191,627
 Inventories                                                           8,861,952     12,656,518
 Notes receivable                                                        686,258        358,188
 Tax recoverable                                                            --           52,087
 Deferred income tax assets - current                                     27,219         38,348
 Other receivables, deposits and prepayments                             822,646      1,166,234
                                                                     -----------    -----------
 Total current assets                                                 23,087,349     28,200,698
                                                                     -----------    -----------
Deposits                                                                  16,038        551,399

Deferred income tax assets - non current                                  84,422        128,887

Goodwill                                                                 204,217      1,100,962

Brand name, net                                                        2,797,392      2,597,392

Property, plant and equipment

 Leasehold land and buildings                                         12,567,309     12,505,141
 Plant and machinery                                                  11,995,871     12,801,183
 Furniture, fixtures and equipment                                     4,239,602      5,251,171
 Motor vehicles                                                          343,068        343,068
                                                                     -----------    -----------
                                                                      29,145,850     30,900,563
Less: accumulated depreciation and amortization                      (10,884,191)   (14,569,165)
                                                                     -----------    -----------
 Net property, plant and equipment                                    18,261,659     16,331,398
                                                                     -----------    -----------
 Total assets                                                         44,451,077     48,910,736
                                                                     -----------    -----------
Liabilities and shareholders' equity

Current liabilities
 Bank overdraft                                                             --          216,410
 Notes payable                                                         2,857,533      4,818,971
 Accounts payable                                                      4,122,443      6,350,527
 Accrued charges and deposits                                          2,022,472      1,827,286
 Income taxes payable                                                     83,614           --
 Short-term loans                                                      3,754,477      4,727,988
 Current portion of long-term debt and capital lease obligations         647,501        482,940
                                                                     -----------    -----------
 Total current liabilities                                            13,488,040     18,424,122
                                                                     -----------    -----------
Long-term debt and capital lease obligations, net of current
  maturities                                                             317,009        606,488

Commitments and contingencies (Notes 6(b) and 12)

Minority interests                                                          --           55,275

Redeemable common stock

Redeemable common stock par value $0.003 per share
  - issued and outstanding shares: 2002 - 180,726; 2003 - 180,726      1,445,808      1,445,808

Shareholders' equity

Preferred stock par value $0.01 per share
  - authorized shares - 10,000,000
  - issued and outstanding shares: 2002-0; 2003-0                           --             --
Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares: 2002 - 5,404,133;
    2003 - 5,529,133                                                      16,208         16,583
Additional paid-in capital                                            21,152,502     21,458,376
Deferred consultancy fee                                                (381,420)          --
Retained earnings                                                      8,176,958      6,533,224
Accumulated other comprehensive income                                   235,972        409,692
Common stock held in treasury, at cost -19.900 shares                       --          (38,832)
                                                                     -----------    -----------
                                                                      29,200,220     28,379,043
                                                                     -----------    -----------
Total liabilities and shareholders' equity                            44,451,077     48,910,736
                                                                     -----------    -----------

                      See notes to these consolidated financial statements


                        Bonso Electronics International Inc. and Subsidiaries
              Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
                                (Expressed in United States Dollars)


                                                                      Year ended March 31,
                                                          -----------------------------------------
                                                                 2001           2002           2003
                                                          -----------    -----------    -----------
                                                                    $              $              $

Net sales                                                  29,566,680     53,303,101     46,330,054
Cost of sales                                              22,400,017     40,192,242     35,527,943
                                                          -----------    -----------    -----------
Gross margin                                                7,166,663     13,110,859     10,802,111

Selling expenses                                              382,422      2,476,285      2,466,653
Salaries and related costs                                  2,333,776      3,880,274      4,563,453
Research and development expenses                             297,740        426,364        392,926
Administration and general expenses                         2,410,872      3,411,336      3,956,858
Amortization of brand name                                       --          202,608        200,000
                                                          -----------    -----------    -----------
Income (loss) from operations                               1,741,853      2,713,992       (777,779)
Interest income                                               458,328        166,723         85,178
Interest expenses                                            (337,526)      (645,045)      (532,624)
Foreign exchange gains (losses)                                42,722        (39,954)       (96,592)
Other income                                                  204,585        181,272        169,456
Consultancy fee                                              (381,420)      (381,420)      (381,420)
                                                          -----------    -----------    -----------
Income (loss) before income taxes and minority interest     1,728,542      1,995,568     (1,533,781)
Income tax expense                                           (124,743)      (189,962)       (37,314)
                                                          -----------    -----------    -----------
Net income (loss) before minority interest                  1,603,799      1,805,606     (1,571,095)
Minority interest                                                --             --          (72,639)
                                                          -----------    -----------    -----------
Net income (loss)                                           1,603,799      1,805,606     (1,643,734)

Other comprehensive income, net of tax:
 Foreign currency translation adjustments net of tax             --             --          173,720
                                                          -----------    -----------    -----------
Comprehensive income (loss)                                 1,603,799      1,805,606     (1,470,014)
                                                          -----------    -----------    -----------

Earnings (loss) per share
 Basic                                                    $      0.29    $      0.32    $     (0.29)
                                                          -----------    -----------    -----------

 Diluted                                                  $      0.28    $      0.32    $     (0.29)
                                                          -----------    -----------    -----------


                        See notes to these consolidated financial statements


                                    Bonso Electronics International Inc. and Subsidiaries
                                 Consolidated Statements of Changes in Shareholders' Equity
                                            (Expressed in United States Dollars)

                                                               Common stock
                                                        --------------------------
                                                                                                      Promissory
                                                                                                            note
                                                                                                      receivable
                                                             Shares                    Additional           from         Common
                                                         issued and         Amount        paid-in    shareholder     Stock held
                                                        outstanding    outstanding        capital    (note 8(b))    at treasury
                                                        -----------    -----------    -----------    -----------    -----------
                                                                                 $              $              $              $

Balance, March 31, 2000                                   5,712,610         17,133     22,325,500     (1,430,000)          --

Net income                                                     --             --             --             --             --
Common stock issued upon exercise of share options            7,023             21            (21)          --             --

Deferred consultancy fee (note 16(c))                          --             --        1,144,260           --             --
Amortization of deferred consultancy fee (note 16(c))                         --             --             --             --
Common stock issued upon exercise of warrants                50,000            150        399,850           --             --
Cash dividends declared on common stock
($0.1 per share)                                               --             --             --             --             --
Purchase of common stock                                       --             --             --             --       (1,185,249)
Retirement of common stock                                  (73,500)          (220)      (586,029)          --          586,249
Cancellation of common stock subscribed                    (200,000)          (600)    (1,429,400)     1,430,000           --
                                                        -----------    -----------    -----------    -----------    -----------
Balance, March 31, 2001                                   5,496,133         16,484     21,854,160           --         (599,000)

Net income                                                     --             --             --             --             --
Amortization of deferred consultancy fee (note 16(c))          --             --             --             --             --
Cash dividends declared on common stock
 ($0.1 per share)                                              --             --             --             --             --
Purchase of common stock                                       --             --             --             --         (102,934)
Retirement of common stock                                  (92,000)          (276)      (701,658)          --          701,934
                                                        -----------    -----------    -----------    -----------    -----------
Balance, March 31, 2002                                   5,404,133         16,208     21,152,502           --             --

Net (loss)                                                     --             --             --             --             --
Amortization of deferred consultancy fee (note 16(c))          --             --             --             --             --
Common stock issued upon acquisition of a subsidiary        125,000            375        305,874           --             --
Purchase of common stock                                       --             --             --             --          (38,832)
Foreign exchange translation adjustment                        --             --             --             --             --
                                                        -----------    -----------    -----------    -----------    -----------
Balance, March 31, 2003                                   5,529,133         16,583     21,458,376           --          (38,832)
                                                        -----------    -----------    -----------    -----------    -----------

Table continues on following page.


                           Bonso Electronics International Inc. and Subsidiaries
                        Consolidated Statements of Changes in Shareholders' Equity
                                   (Expressed in United States Dollars)
                                               (Continued)

                                                                                      Accumulated
                                                                                            other
                                                                                    comprehensive
                                                           Deferred                income-foreign         Total
                                                        consultancy       Retained       currency  shareholders'
                                                                fee       earnings    adjustments        equity
                                                        -----------    -----------    -----------   -----------
                                                                  $              $              $             $

Balance, March 31, 2000                                        --        5,873,656        235,972    27,022,261

Net income                                                     --        1,603,799           --       1,603,799
Common stock issued upon exercise of share options             --             --             --            --

Deferred consultancy fee (note 16(c))                    (1,144,260)          --             --            --
Amortization of deferred consultancy fee (note 16(c))       381,420           --             --         381,420
Common stock issued upon exercise of warrants                  --             --             --         400,000
Cash dividends declared on common stock
($0.1 per share)                                               --         (549,613)          --        (549,613)
Purchase of common stock                                       --             --             --      (1,185,249)
Retirement of common stock                                     --             --             --            --
Cancellation of common stock subscribed                        --             --             --            --
                                                        -----------    -----------    -----------   -----------
Balance, March 31, 2001                                    (762,840)     6,927,842        235,972    27,672,618

Net income                                                     --        1,805,606           --       1,805,606
Amortization of deferred consultancy fee (note 16(c))       381,420           --             --         381,420
Cash dividends declared on common stock
 ($0.1 per share)                                              --         (556,490)          --        (556,490)
Purchase of common stock                                       --             --             --        (102,934)
Retirement of common stock                                     --             --             --            --
                                                        -----------    -----------    -----------   -----------
Balance, March 31, 2002                                    (381,420)     8,176,958        235,972    29,200,220

Net (loss)                                                     --       (1,643,734)          --      (1,643,734)
Amortization of deferred consultancy fee (note 16(c))       381,420           --             --         381,420
Common stock issued upon acquisition of a subsidiary           --             --             --         306,249
Purchase of common stock                                       --             --             --         (38,832)
Foreign exchange translation adjustment                        --             --          173,720       173,720
                                                        -----------    -----------    -----------   -----------
Balance, March 31, 2003                                        --        6,533,224        409,692    28,379,043
                                                        -----------    -----------    -----------   -----------


                           See notes to these consolidated financial statements

                                             F-5 (Continued)

                     Bonso Electronics International Inc. and Subsidiaries
                             Consolidated Statements of Cash Flows
                             (Expressed in United States Dollars)

                                                                   Year Ended March 31,
                                                        --------------------------------------
                                                              2001          2002          2003
                                                        ----------    ----------    ----------
                                                                 $             $             $
Cash flows from operating activities

 Net income (loss)                                       1,603,799     1,805,606    (1,643,734)
 Adjustments to reconcile net income to net cash
  provided by operating activities :
  Depreciation                                           2,019,621     2,738,937     3,297,608
  Amortization                                             329,564       548,978       550,300
  Consultancy fee                                          381,420       381,420       381,420
  Minority interest                                           --            --          72,639
  Other                                                    124,743         8,040       152,929

 Changes in assets and liabilities:
  Trade receivables                                     (1,857,893)      499,236     1,077,932
  Other receivables, deposits and prepayments             (384,007)      (99,911)     (111,441)
  Notes receivable                                        (561,774)      400,691       328,070
  Inventories                                              865,373      (932,725)   (2,314,599)
  Accounts payable                                         407,603       352,023     2,056,513
  Accrued charges and deposits                             147,128      (203,540)   (2,094,096)
  Other                                                     51,315       (26,286)      (45,497)
                                                        ----------    ----------    ----------
 Net cash provided by operating activities               3,126,892     5,472,469     1,708,044
                                                        ----------    ----------    ----------

Cash flows from investing activities

 Restricted cash deposits                                 (801,946)   (1,098,644)     (131,626)
 Deposits for property, plant and equipment                (70,511)      (16,038)     (551,399)
 Proceeds from disposal of property, plant and
  Equipment                                                    441        26,555       250,103
 Acquisition of property, plant and equipment           (5,846,296)     (756,010)   (1,912,056)
 Acquisition of a subsidiary, net of cash acquired            --      (3,044,184)     (519,805)
                                                        ----------    ----------    ----------
 Net cash used in investing activities                  (6,718,312)   (4,888,321)   (2,864,783)
                                                        ----------    ----------    ----------

Cash flows from financing activities

 Issue of shares on exercise of warrants and options       400,000          --            --
 Repurchase of common stock                             (1,185,249)     (102,934)      (38,832)
 Proceeds from long-term borrowings                           --            --         488,389
 Principal payments under long-term debt                   (65,016)      (38,451)      (65,245)
 Capital lease payments                                   (526,227)     (681,748)     (623,592)
 Net (repayment) advance under banking facilities        2,880,518    (2,648,766)    3,151,359
 Capital contribution by minority shareholder                 --            --              32
 Payment of dividends to stockholders                     (549,613)     (556,490)         --
                                                        ----------    ----------    ----------
 Net cash (used in) provided by financing activities       954,413    (4,028,389)    2,912,111
                                                        ----------    ----------    ----------

 Net (decrease) increase in cash and cash equivalents   (2,637,007)   (3,444,241)    1,755,372
 Cash and cash equivalents, beginning of year            7,959,404     5,322,397     1,878,156
                                                        ----------    ----------    ----------
 Cash and cash equivalents, end of year                  5,322,397     1,878,156     3,633,528
                                                        ----------    ----------    ----------

                     See notes to these consolidated financial statements


                Bonso Electronics International Inc. and Subsidiaries
               Notes to Consolidated Financial Statements (continued)
                        (Expressed in United States Dollars)

                                                        2001        2002        2003
                                                   ---------   ---------   ---------
                                                           $           $           $
Supplemental disclosure of cash flow information

Cash paid during the year for:
    Interest paid                                    337,526     645,045     532,624
    Income tax paid, net of refund                      --       204,169     249,873

Non-cash investing and financing activities

    Property acquired under capital leases              --       743,821        --

    Acquisition:
      Fair value of net assets acquired                 --     1,294,512     (18,107)
      Cash acquired                                     --         8,737    (150,728)





                See notes to these consolidated financial statements

                                         F-7

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies

     Bonso Electronics International Inc. ("the Company") and its subsidiaries (collectively, the "Group") are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, electronic consumer products, health care products and telecommunication products.

     Effective May 1, 2001, the Group acquired 100% of the equity of Korona Haushaltswaren Gmblt & Co. KG ("Korona") from Augusta Technologies AG ("Augusta"). Korona is a German company engaged in the distribution of electronic scales in Europe.

     Effective August 1, 2002, the Group acquired 51% of the equity of Gram Precision Scales Inc. ("Gram"). Gram is a Canadian company engaged in the distribution of electronic scales in North America and Europe.

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

     Acquisitions of companies are accounted for using the purchase method of accounting. Goodwill represents the excess of the purchase cost over the fair value of assets acquired less liabilities assumed of acquired companies.

     During the financial year ending March 31, 2003, the Group adopted Statement of Financial Accounting Standard ("SFAS") No. 142 "Goodwill and Other Intangible Assets", which requires discontinuance of goodwill amortization and an annual impairment review. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down to its recoverable amount.

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

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(c)  Inventories

     Inventories are stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis. Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of completion and disposal. Inventories are reduced by reserves for obsolescence and slow moving parts.

(d)  Revenue recognition

     Revenue is recognized on the transfer of title of ownership, which generally coincides with the time when the products are shipped to customers.

(e)  Impairment of long lived assets

     Long-lived assets held and used by the Group and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis.

     Goodwill is subject to an annual impairment review.

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

          Plant and machinery                                  - 14% to 33.3%
          Furniture, fixtures and equipment                    - 20%
          Motor vehicles                                       - 20%

     (iii) The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year incurred.

     (iv) Any gain or loss on disposal is included in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

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

(l)  Foreign currency translations

     (i) The functional currency of the Company, one of its Hong Kong subsidiaries and two subsidiaries in the United States is the United States dollar, the functional currency of the other Hong Kong subsidiaries is the Hong Kong dollar and the functional currency of the German subsidiary is the Euro. The functional currency of the Group's subsidiary in the People's Republic of China (the "PRC") is the Renminbi, the national currency of the PRC. The functional currency of the Group's subsidiary in Canada is the Canadian Dollar. The functional currency of the Group's subsidiary in the United Kingdom is the sterling. The Group's functional currency is the United States dollar.

     (ii) The financial statements of foreign subsidiaries where the United States dollar is the functional currency and which have certain transactions denominated in non-United States dollar currencies are remeasured into the United States dollar. The remeasurement of local currencies into United States dollars creates transaction adjustments which are included in net income (loss).

     (iii) The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into United States dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for statement of income. Adjustments resulting from translation of these financial statements are reflected as a separate component of shareholders' equity in accumulated other comprehensive income.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(m)  Stock options and warrants

     Stock options are granted to employees, directors and non-employee directors and warrants are issued to certain shareholders. Upon exercise of the options and warrants, the holder can acquire ordinary shares of the Group at an exercise price determined by the board of directors. The options are exercisable based on the vesting terms stipulated in the option schemes. The Group follows the intrinsic method of accounting for these options. For options and warrants granted with an exercise price being equal or higher than the market price of the common stock on the date of grant, no compensation expense is recognized in the financial statements.

(n)  Warrants issued for non - cash consideration

     Warrants issued in consideration for services rendered are recorded at fair value and a charge equivalent to fair value is included in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

(o)  Recent accounting pronouncements

     In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard does not have a material impact on the Group's financial statements.

     In November 2002, the FASB issued Interpretation No. ("FIN") 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees and indemnifications that it has issued and clarifies that a guarantor is required to recognize, at the inception of a guarantee or indemnification, a liability for the fair value of the obligation undertaken in issuing the guarantee or indemnification. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees and indemnifications issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements ending after December 15, 2002. The Group believes the adoption of FIN 45 has not significantly impacted its current disclosures and is currently assessing the impact of FIN 45's initial recognition and measurement provisions on its financial position and results of operations.

     In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation--Transition and Disclosure--an Amendment of FAS 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 amends APB Opinion No. 28 "Interim Financial Reporting" to require disclosure about those effects in interim financial information. SFAS No. 148 is effective for financial statements for fiscal years ending after and for interim period beginning December 15, 2002. The adoption of this standard does not have a material impact on the Group's financial statements.

     In May 2003, the FASB issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with SFAS No.150, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Group is currently assessing the impact of this statement on its financial position and disclosures.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

2    Allowance for doubtful accounts

     Changes in the allowance for doubtful accounts comprises:

                                              2001        2002        2003
                                          --------    --------    --------
                                                 $           $           $
     Balance, April 1                         --          --       220,838

     Exchange adjustment                      --          --        28,549
     Acquisition of subsidiary                --          --        20,027
     Additions charged to expense             --       220,838     290,556
     Write-off                                --          --      (138,631)
                                          --------    --------    --------
     Balance, March 31                        --       220,838     421,339
                                          --------    --------    --------

3    Inventories

(a)  The components of inventories are as follows:

                                                   2002               2003
                                            -----------        -----------
                                                      $                  $
     Raw materials                            4,287,203          5,720,006
     Work in progress                         1,012,311          3,339,078
     Finished goods                           4,131,054          4,181,709
                                            -----------        -----------
                                              9,430,568         13,240,793
     Inventories reserves                      (568,616)          (584,275)
                                            -----------        -----------
                                              8,861,952         12,656,518
                                            -----------        -----------

(b)  Changes in the inventories reserves comprises:

                                               2001        2002       2003
                                           --------    --------   --------
                                                  $           $          $
     Balance, April 1                       323,126     339,475    568,616

     Additions charged to expense           210,362     229,141     18,451
     Write-off                             (194,013)       --       (2,792)
                                           --------    --------   --------
     Balance, March 31                      339,475     568,616    584,275
                                           --------    --------   --------

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

4    Long-term debt

     Long-term debt comprises:

                                                                     March 31
                                                               --------------------
                                                                   2002        2003
                                                               --------    --------
                                                                      $           $
     Bank loan for acquisition of fixed assets, denominated
      in United States dollars, due on February 12, 2006           --       466,667
     Long term bank loan at bank's floating base rate + 4%,
      denominated in Canadian dollars, due on March 2006           --       108,733
     Bank loans at 5.3% per annum denominated in Renminbi        30,231        --
     Promissory note for the acquisition of Gram due on
      March 31, 2008 (see Note 10)                                 --       203,312
     Less: current portion                                      (30,231)   (235,000)
                                                               --------    --------
     Long-term debt, less current maturities                       --       543,712
                                                               --------    --------

Long term debt principal repayments are due as follows:

                                                               $
           2004                                          235,000
           2005                                          235,000
           2006                                          221,667
           2007                                           46,381
           2008                                           40,664
                                                        --------
           Total                                        $778,712
                                                        ========

5    Taxation

(a) The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC, Germany, the United States, the United Kingdom and Canada. The current rates of taxation of the subsidiaries operating in Hong Kong and, Shenzhen in the PRC are 16% and 15% respectively. The subsidiary of the Group in Germany is registered as a partnership in Germany which is subject to a statutory rate of 14.17%. The Group is not subject to income taxes in the British Virgin Islands. The statutory tax rates in the United States, the United Kingdom and Canada are 15%, 19.64%, and 38% respectively.

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

(c)  The components of the income tax benefit (expense) are as follows:

                                                 2001        2002        2003
                                             --------    --------    --------
                                                    $           $           $

     Deferred income tax benefit (expense)    (28,937)     14,206      76,858
     Current income tax expense               (95,806)   (204,168)   (114,172)
                                             --------    --------    --------
     Total income tax expense                (124,743)   (189,962)    (37,314)
                                             --------    --------    --------

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5    Taxation (Continued)

(d)  Deferred tax assets are comprised of the following:

                                                      2002            2003
                                                  --------        --------
                                                         $               $
     Deferred tax liabilities

      Accelerated depreciation                      (7,147)        (33,626)

     Deferred tax assets

      Tax loss carry forwards                       85,503         326,158
      Inventories reserves                          43,434          38,348
      Less: Valuation allowance                    (10,149)       (163,645)
                                                  --------        --------
                                                   118,788         200,861
                                                  --------        --------
     Net deferred tax assets                       111,641         167,235
     Less: current portion                         (27,219)        (38,348)
                                                  --------        --------
     Non current portion                            84,422         128,887
                                                  --------        --------

     As of March 31, 2003, the Group had accumulated tax losses amounting to $2,224,289 (the tax effect thereon is $326,157), which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and Germany. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized by the Group or its subsidiaries.

     As of March 31, 2003, the Group's accumulated tax losses have no definite period of expiration.

(e)  Changes in the valuation allowance consist of:

                                                   2001       2002      2003
                                                -------    -------   -------
                                                      $          $         $

     Balance, April 1                            15,420     10,149    10,149
     Reduction credited to income tax expense    (5,271)      --        --
     Addition debited to income tax expense        --         --     153,496
                                                -------    -------   -------
     Balance, March 31                           10,149     10,149   163,645
                                                -------    -------   -------

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5    Taxation (Continued)

(f) The actual income tax expense attributable to earnings for the years ended March 31, 2001, 2002 and 2003 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

                                                     2001         2002         2003
                                                 --------     --------     --------
                                                        $            $            $

     Hong Kong statutory tax rate                    16.0%        16.0%        16.0%
     Income tax (expense) credit at the Hong
      Kong statutory tax rate                    (276,567)    (319,291)     245,405
     Offshore profit not subject to income tax    171,520      197,676       27,544
     Expenses not deductible for income tax
      purposes                                    (13,480)     (48,049)     (66,920)
     Changes in valuation allowance                 5,271         --       (153,496)
     Over (under) provision for Hong Kong
      tax in prior years                            3,194      (18,803)     (91,129)
     Income tax rate differentials                (14,681)      (1,495)     (27,047)
     Tax losses utilized                             --           --         28,329
                                                 --------     --------     --------
     Total income tax expense                    (124,743)    (189,962)     (37,314)
                                                 --------     --------     --------

6    Leases

(a)  Capital leases

     Motor vehicles and plant and machinery include the following amounts for capitalized leases:

                                            Motor vehicles           Plant and machinery
                                      ------------------------    ------------------------
                                               March 31                   March 31
                                      ------------------------    ------------------------
                                            2002          2003          2002          2003
                                      ----------    ----------    ----------    ----------
                                               $             $             $             $

     Cost                                110,065       110,065     2,626,620       939,049
     Less: accumulated amortization       (7,338)      (29,351)     (999,432)     (392,966)
                                      ----------    ----------    ----------    ----------
                                         102,727        80,714     1,627,188       546,083
                                      ----------    ----------    ----------    ----------


                                      F-15

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

6    Leases (Continued)

(a)  (Continued)

     During the years ended March 31, 2001, 2002 and 2003, the Group entered into additional capital lease obligations amounting to $Nil, $743,821 and $Nil respectively.

     Future minimum payments under capital leases as of March 31, 2003 with an initial term of more than one year are as follows:

                                                                         $

     2003                                                          278,444
     2004                                                           70,381
                                                                  --------
     Total minimum lease payments                                  348,825

     Less: amount representing interest                            (38,109)
                                                                  --------
     Present value of net minimum lease payments (including
      current portion of $247,940 as of March 31, 2003)            310,716
                                                                  --------

(b)  Operating leases

     As of March 31, 2003, future minimum lease commitments in respect of noncancellable operating leases for factory, office premises and staff quarters in Hong Kong, the PRC, Germany, the United States, the United Kingdom and Canada are as follows:

                                                                         $

     2004                                                          379,131
     2005                                                          506,772
     2006                                                          147,399
     2007                                                          125,043
     2008                                                          119,505
     Thereafter                                                    282,529
                                                                 ---------
                                                                 1,560,379
                                                                 ---------

     Rent expense for all operating leases amounted to $123,124, $286,351 and $311,417 for the years ended March 31, 2001, 2002 and 2003, respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7    Banking facilities

     As of March 31, 2003, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, short-term loans and long-term loans. The facilities are interchangeable with total amounts available of $27,849,377 (2002: $25,430,340). The general banking facilities utilized by the Group are denominated in United States dollars, Hong Kong dollars, Renminbi, Japanese Yen and Canadian dollars.

     The Group's general banking facilities, expressed in United States Dollars, are further detailed as follows:



                              Amount available           Amount utilized        Terms of banking facilities as of
                                   March 31                  March 31                     March 31, 2003
                          ------------------------    ----------------------    ---------------------------------
                                2002          2003         2002         2003            Interest       Repayment
                                   $             $            $            $                rate           terms
                          ------------------------    ----------------------    ---------------------------------
     Import and export
      Facilities

     Letters of credit    12,012,821    12,756,410    3,308,973    5,595,443

     Including sublimit
      of:
      Notes payable       12,012,821    12,756,410    2,857,533    4,818,971    Prime rate minus    Repayable in
                                                                                   0.5% to Prime     full within
                                                                                         rate or     four months
                                                                                     HIBOR +2.5%

     Short-term loans     11,656,519    12,869,375    3,754,477    4,727,988          Prime rate    Repayable in
                                                                                      minus 0.5%     full within
                                                                                        or HIBOR   twelve months
                                                                                       +2.25% to
                                                                                     HIBOR +2.5%

     Other facilities

     Bank overdrafts       1,730,769     1,648,192            -      216,410       Prime rate or       Repayable
                                                                                     HIBOR +0.5%       on demand
                                                                                   to Prime rate
                                                                                    plus 0.5% or
                                                                                           0.75%

     Long-term loans          30,231       575,400       30,231      575,400      Prime rate +4%       Repayable
      (Note 4)                                                                          or HIBOR         in full
                                                                                                          within
                                                                                          +2.25%      thirty-six
                                                                                                          months

                          ----------    ----------    ---------   ----------
                          25,430,340    27,849,377    7,093,681   11,115,241
                          ----------    ----------    ---------   ----------


                                      F-17

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7    Banking facilities (Continued)

     The amount of banking facilities utilized by the Group are denominated in the following currency:

                                                       Amount utilized
                                                           March 31
                                                 --------------------------
                                                      2002             2003
                                                ----------       ----------
                                                         $                $
     Euro                                        2,846,593        4,369,800

     Hong Kong dollars                           1,712,006        1,924,582

     Japanese Yen                                  198,755          179,828

     Renminbi                                       30,231             --

     United States dollars                       2,306,096        4,315,888

     Canadian dollars                                 --            325,143
                                                ----------       ----------
                                                 7,093,681       11,115,241
                                                ----------       ----------

     The Prime rate and HIBOR rate were 5% and 1.375% per annum, respectively, as of March 31, 2003. The Prime rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.

     The banking facilities are collateralized by the following:

     (a) a legal charge over leasehold properties of the Group with net book value of $3,521,810 (2002: $3,942,336); and

     (b) bank guarantee of $6,178,615 (2002:$5,129,908) and restricted cash deposits of $4,104,168 (2002: $3,972,542). The restricted cash deposits have original maturities of less than three months.

     (c)  a legal charge over certain assets of one of the Group's subsidiaries.

     (d) personal guarantee of $102,000 (2002:Nil) by a director of one of the Group's subsidiaries.


     The weighted average interest rate of short-term borrowings of the Group is as follows:

                                                      Year ended March 31
                                                      -------------------
                                                       2002          2003

     Bank overdrafts                                   6.5%         5.45%
     Notes payable                                     5.9%         5.05%
     Short-term loans                                  5.9%         5.05%

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

8    Related party transactions

(a) The Group paid emoluments, commissions and/or consultancy fees to its directors as follows:

     Year ended    Mr So Hung Gun,    Ms Pang Kit    Mr Chung Kim     Mr Luk Kam
     March 31              Anthony    Teng, Cathy             Wah            Sun
     --------      ---------------    -----------    ------------    -----------

     2001           $559,672 (iii)       $106,359    $137,285(ii)    $20,816(iv)
     2002           $559,672 (iii)       $109,497    $140,016(ii)            N/A
     2003           $671,836 (iii)       $125,262    $149,606(ii)            N/A

                        Mr Fok Woo      Mr George    Mr J Stewart       Mr Henry
                              Ping        O'Leary         Jackson      Schlueter
                    --------------    -----------    ------------    -----------

     2001                      Nil    $170,134(i)             Nil            N/A
     2002                      Nil    $165,000(i)             Nil    $108,379(v)
     2003                      Nil    $180,000(i)             Nil    $142,870(v)

     (i) This represented commissions and consultancy fee paid to Mr George O'Leary. Mr O'Leary received commissions on orders placed by customers which he obtained for the Group for the years ended March 31, 2001, 2002 and 2003. Since April 1, 2001, a monthly consultancy fee was paid to Mr O'Leary for provision of support and marketing services in the United States.

     (ii) Included in the emoluments is a housing allowance for $38,462 for each of the three years in the period ended March 31, 2003 payable to a company in which Mr Chung Kim Wah has a beneficial interest.

     (iii) Apart from the emoluments paid by the Group as above, one of the properties of the Group in Hong Kong is also provided to Mr So Hung Gun, Anthony as part of his compensation.

     (iv) Mr Luk Kam Sun resigned as a director of the Company on April 3, 2000.

     (v) Mr Henry Schlueter was appointed as a director of the Company on October 10, 2001. The amount for the years ended March 31, 2002 and 2003 represented professional fee paid to Schlueter & Associates, P.C., the Group's SEC counsel in which Mr Henry Schlueter is one of the principals.

(b)  Promissory note receivable from shareholder

     On March 27, 1998, Advantage List & Marketing Corporation ("ALMC") subscribed for 200,000 shares of common stock of the Company at a price of $6.75 per share which represented the fair market value at the date of subscription, in exchange for ALMC's promissory note of $1,470,000. On the same date, ALMC entered into a pledge agreement simultaneously under which ALMC agreed to pledge the common stock to the Company as security for the payment of the promissory note. The promissory note was with full recourse, interest free and was fully repayable on or before September 27, 2000. On September 17, 1998, a total of 200,000 shares of common stock were issued and the shares were held by the Company as security for payment of the promissory note. The promissory note was recorded at its discounted value of $1,350,000. Interest of $80,000 accrued thereon in the year ended March 31, 1999 was included in additional paid in capital. On November 10, 1999, the Company has entered into an agreement with ALMC to rescind the previous share subscription such that in April 2000, the 200,000 shares of common stock held by ALMC were returned to the Company in exchange for cancellation of the promissory note of $1,470,000. The 200,000 shares of common stock were cancelled in 2002 and returned to the status of authorized but unissued shares.

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

(b) At normal retirement age, death or ill health, the member shall be entitled to receive from the Plan a lump sum equal to the total of the member's and BEL's contributions plus the return on their investment. On resignation prior to normal retirement age, a member shall be entitled to receive from the Plan a lump sum equal to the member's contributions plus a percentage of the employer's balance determined in accordance with a predetermined set scale.

     On resignation or at normal retirement age, death or ill health, the member of the MPF shall be entitled to a lump sum equal to the total of the member's and BEL's contributions plus the return on their investment.

(c) BEL's total contributions to the Plan and the MPF for the years ended March 31, 2001, 2002 and 2003 amounted to $53,704, $78,995 and $73,945 respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

10   Business acquisition

     Acquisition of Korona

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

     The purchase consideration included cash consideration of $2,730,000 and common stock consideration by issuance of 180,726 shares of restricted common stock based on an agreed-upon price of $8.00 per share pursuant to the Stock Purchase Agreement (the "Agreement") with Augusta. For accounting purposes, the issue of the shares was originally recorded at the value of $5.00 per share, based on the average price per share for a total of 5 days before and after the completion date of the acquisition. Under the terms of the Agreement the Company had an obligation to register the common stock with the United States Securities and Exchange Commission (the "SEC"). The Agreement gave Augusta the right to redeem the common stock if the registration of the stock had not cleared the SEC by January 31, 2002. The Company filed a registration statement to register the common stock held by Augusta which was declared effective by the SEC on March 7, 2002. In March 2002, Augusta exercised the repurchase obligation requesting to repurchase the 180,726 shares of common stock to the Company in exchange for a promissory note of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which would result in an interest cost of approximately $50,000 for the whole period of the promissory note.

     On October 22, 2002, Augusta filed a request for arbitration in the state of New York and on January 13, 2003, the Group filed its answer to Augusta's request for arbitration asserting that Augusta breached the agreement and the implied duty of good faith and fair dealing by withholding consent from Korona's auditors for the release of Korona's financial statements. It is currently in the process of proceeding through the arbitration process. If the arbitration proceeds, there will be legal fees, travel expenses and other costs related to the arbitration that will be incurred by the Group in defending the case. If the Group does not succeed in the arbitration, we may be obligated to repurchase the stock by exchanging it for the promissory note, to be repaid with accrued interest, over a nine-month period of time.

     As the redemption option was exercised by Augusta prior to March 31, 2002, the Group has adjusted the carrying amount of the redeemable common stock to the full redemption amount. The adjustment of $542,178 to accrete to the value of the promissory note of $1,445,808 was treated as an adjustment to the original purchase price and resulted in the recognition of goodwill. Any final amendment to the redemption amount resulting from the current negotiations with Augusta will result in a subsequent adjustment to this goodwill amount.

     The allocation of the purchase price is as follows:

                                                                         $
     Cash consideration                                          2,730,000
     Common stock consideration                                  1,445,808
     Less: Fair value of net assets acquired                    (1,294,512)
     Less: Fair value of brand name                             (3,000,000)
     Less: Cash received for the warehouse and investment       (1,176,975)
     Plus: Book value of warehouse and investment                1,176,975
     Plus: Transaction and closing costs                           376,845
                                                                ----------
     Goodwill                                                      258,141
                                                                ----------

     The Group incurred additional transaction costs in year ended March 31, 2003 related to the acquisition of Korona, which have resulted in an increase to goodwill of $53,924. No amortization charge related to goodwill was incurred during the current financial year.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

10   Business acquisition (continued)

     Acquisition of Gram

     As part of the Group's ongoing expansion of its sensor-based product business, effective August 1, 2002, the Group acquired 51% of the equity of Gram. Gram is a Canadian company engaged in the distribution of digital scales in North America and Europe.

     The acquisition was accounted for using the purchase method of accounting. Under purchase accounting, the total purchase price has been allocated to the acquired assets and liabilities of Gram based on management's best estimate of the fair value of assets acquired and the liabilities assumed as of August 1, 2002.

     The allocation of the purchase price is as follows:

                                                                         $

     Cash consideration                                            230,644
     Promissory note                                               203,312
     Common stock consideration                                    306,250
     Plus: Fair value of net liabilities acquired                   35,503
     Less: Minority shareholders' interest                         (17,396)
     Plus: Transaction and closing costs                            84,508
                                                                  --------
     Goodwill                                                      842,821
                                                                  --------

     Total consideration consisted of cash, common stock and a promissory note issued by the buyer of Gram. The value of the common stock issued (125,000 shares at $2.45 each) was determined based on the market price of the Group's stock on the date of the acquisition, which was also the date the terms of acquisition were agreed to and announced. The total promissory note of $231,000 is unsecured, non-interest bearing and repayable in five yearly installments through March 31, 2008 (see Note 4). The value at acquisition of $203,312 was calculated based on an imputed interest rate of 4%. The goodwill above arose on August 1, 2002 and is not amortized but subject to annual impairment review.

     The following unaudited pro forma consolidated summary of operations presents information of the Group's results as if the acquisition occurred on April 1, 2001:

                                                        2002          2003
                                                           $             $
                                                  (unaudited)

     Net sales                                    54,554,827    47,866,091
     Net income (loss)                             1,713,211    (1,649,072)
     Basic earnings (losses) per share                  0.31         (0.29)
     Diluted earnings (losses) per share                0.30         (0.29)
     Shares used in per share calculation:
     Basic                                         5,586,920     5,599,238
     Diluted                                       5,652,852     5,599,238

     These unaudited pro forma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which would have resulted had the acquisition occurred on April 1, 2001 or of future results of operations of the consolidated entities.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


11   Goodwill and Brand name

     Goodwill and brand name are analysed as follows:

                                               Goodwill                Brand name
                                      -----------------------   ------------------------
                                                March 31                 March 31
                                      -----------------------   ------------------------
                                            2002         2003         2002          2003
                                               $            $            $             $
     Cost                                204,217    1,100,962    3,000,000     3,000,000
     Less: accumulated amortization         --           --       (202,608)     (402,608)
                                      ----------   ----------   ----------    ----------
                                         204,217    1,100,962    2,797,392     2,597,392
                                      ----------   ----------   ----------    ----------

     The Group adopted SFAS No. 142 during the year ended March 31, 2003. Goodwill of the Group of $204,217 and $1,100,962 as at March 31, 2002 and 2003 respectively was not subject to amortization. Amortization expense related to brand name was nil, $202,608 and $200,000 for the years ended March 31, 2001, 2002 and 2003, respectively.

12   Commitments and contingencies

(a) As of March 31, 2003, the Group had commitments to acquire plant and machineries from third parties for an aggregate consideration of $125,882 (2002: $17,820), of which $40,759 (2002: $16,038) had been paid as deposits.

(b)  The dispute with Augusta as discussed in Note 10.

(c) Vector Distribution System Inc., a subsidiary of Gram, was subject to two cases of lawsuits for alleged patent infringement. The Group considers the possibility of an unfavourable outcome to be remote and as such have not made any provision for these cases as at March 31, 2003.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Earnings per share

                                                    Year ended March 31
                                          -------------------------------------
                                                2001         2002          2003
                                                   $            $             $

     Income (loss) available to common
      shareholders                         1,603,799    1,805,606    (1,643,734)

     Weighted average shares outstanding 5,564,536 5,586,920 5,599,238 Incremental shares from assumed exercise of:
       Warrants                               48,547         --            --
       Stock options                          66,828       65,932          --
                                          ----------   ----------    ----------
     Dilutive potential common shares        115,375       65,932
                                          ----------   ----------    ----------
     Diluted weighted average shares       5,679,911    5,652,852     5,599,238
                                          ----------   ----------    ----------

     Basic earnings (loss) per share      $     0.29   $     0.32    $    (0.29)

     Diluted earnings (loss) per share    $     0.28   $     0.32    $    (0.29)


     Basic earnings per share is computed by dividing net income/(loss) available to common shareholders by the weighted average number of shares of common stock issued and outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive shares of common stock that were outstanding during the period, including warrants and stock options.

     Options to purchase 168,000 shares, 30,000 shares, 196,000 shares, 10,000 shares, 30,000 shares, 218,000 shares and 20,000 shares of common stock at $2.50, $2.55, $3.65, $5.06, $7.875, $8.00 and $8.125 per share respectively and warrants to purchase 2,174,403 shares of common stock at $17.50 per share were outstanding during the fiscal year ended March 31, 2003 but were not included in the calculation of diluted earnings per share during the year ended March 31, 2003 due to their anti-dilutive effect.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

14   Shareholders' equity

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

     During December 2002 to March 2003, the Company repurchased 19,900 shares of the Company's common stock at an average cost of $1.95 per share, for a total cost of $38,832.

(b)  Preferred stock

     On October 10, 2001, the Company's Memorandum and Articles of Association were amended such that the authorized share capital of the Company was increased by $100,000 by the creation of 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company's Board of Directors in its sole discretion without the approval of the shareholders with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company's Memorandum of Association. The Company has not issued any shares of preferred stock up to March 31, 2003.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Stock option plan

(a) In October 1996, the Board of Directors approved the 1996 Stock Option Plan and 1996 Non-Employee Directors' Stock Option Plan. Under the 1996 Stock Option Plan, the Company may grant options of common stock to certain employees and directors of the Company for a maximum of 900,000 shares. The 1996 Stock Option Plan is administered by a committee appointed by the Board of Directors which determines the terms of options granted, including the exercise price, the option periods and the number of shares to be subject to each option. The exercise price of options granted under the 1996 Stock Option Plan may be less than the fair market value of the common shares on the date of grant. The maximum term of options granted under the 1996 Stock Option Plan is 10 years. The right to acquire the common shares is not assignable except for certain conditions stipulated in the 1996 Stock Option Plan.

     In January 2000, the Company granted options to certain employees to purchase an aggregate of 23,700 shares of common stock of the Company at an exercise price of $8.00 per share, which was equal to the market value on the date of grant, in accordance with the 1996 Stock Option Plan. The options shall expire on January 6, 2010 and can be exercised at any time immediately after granting. None of the options were exercised during the year ended March 31, 2000, and 13,700 stock options were exercised to purchase 7,023 shares of common stock of the Company during the year ended March 31, 2001. None of the options have been exercised during the years ended March 31, 2002 and 2003.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Stock option plan (Continued)

(a)  (Continued)

     Under the 1996 Non-Employee Directors' Stock Option Plan, the non-employee directors are automatically granted stock options on the third business day following the day of each annual general meeting of the Company to purchase an aggregate of 600,000 shares of common stock. The exercise price of all options granted under the 1996 Non-Employee Directors' Stock Option Plan shall be one hundred percent of the fair market value per share of the common shares on the date of grant. The maximum term of options granted under the 1996 Non-Employee Directors' Stock Option Plan is 10 years. No stock option may be exercised during the first six months of its term except for certain conditions provided in the 1996 Non-Employee Directors' Stock Option Plan. The right to acquire the common shares is not assignable except for under certain conditions stipulated in the 1996 Non-Employee Directors' Stock Option Plan.

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

     In January 2000, the Company issued options to two non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 20,000 shares of the common stock of the Company at an exercise price of $8.125 per share, which was equal to the market value on the date of grant. The options shall expire on January 12, 2010 and can be exercised at any time immediately after granting. None of the options have been exercised during the years ended March 31, 2001, 2002 and 2003.

     In January 2001, the Company issued options to three non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 30,000 shares of the common stock of the Company at an exercise price of $7.875 per share, which was equal to the market value on the date of grant. The options shall expire on January 9, 2011 and can be exercised at any time after granting. None of the options have been exercised during the years ended March 31, 2001, 2002 and 2003.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Stock option plan (Continued)

(b) In January 2000, the Company issued options to the directors and an employee of the Company to purchase an aggregate of 218,000 shares of common stock of the Company at an exercise price of $8.00. The options shall expire on January 6, 2010 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the years ended March 31, 2001, 2002 and 2003.

(c) In April 2001, the Company issued options to certain directors and certain employees of the Company to purchase an aggregate of 196,000 shares of common stock of the Company at an exercise price of US$3.65. The options shall expire on April 9, 2011 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the years ended March 31, 2002 and 2003.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Stock option plan (Continued)

(d)  (Continued)

     In October 2001, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of US$2.55. The options shall expire on October 15, 2011 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the years ended March 31, 2002 and 2003.

     In March 2002, the Company issued options to certain directors of the Company to purchase an aggregate of 168,000 shares of common stock of the Company at an exercise price of US$2.50. The options shall expire on March 6, 2012 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the years ended March 31, 2002 and 2003.

     No options or warrants have been granted or exercised during the year ended March 31, 2003.

     The stock options summary as of March 31, 2003 is summarized as follows:

                                                            Average per share
                                                         ----------------------
                                             Number      Exercise        Market
                                          of shares         price         price
                                          ---------         -----         -----

     Balance, March 31, 2000                261,700         $8.01         $8.01

     Exercised                             (13,700)         $8.00         $8.00

     Granted                                 30,000        $7.875        $7.875
                                            -------        ------        ------
     Balance March 31, 2001                 278,000        $7.996        $7.996

     Granted                                394,000        $3.076        $3.076
                                            -------        ------        ------
     Balance, March 31, 2002 and 2003       672,000         $5.11         $5.11
                                            -------        ------        ------

(e) The following table summarizes the information about all stock options of the Company outstanding at March 31, 2003:

                                                      Weighted
                                        Number         average      Exercisable
     Weighted average           outstanding at  remaining life        shares at
     exercise price             March 31, 2003          (years)  March 31, 2003
     --------------             --------------         -------   --------------

     $2.50                             168,000             8.9          168,000
     $2.55                              30,000             8.5           30,000
     $3.65                             196,000             8.0          196,000
     $7.875                             30,000             7.8           30,000
     $8.00                             228,000             6.8          228,000
     $8.125                             20,000             6.8           20,000
                                      --------                         --------
     $5.11                             672,000             7.8          672,000
                                      --------                         --------

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Stock option plan (Continued)

(f) The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, as the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for the years ended March 31, 2001, 2002 and 2003.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted during the years ended March 31, 2001, 2002 and 2003 were $153,988, $939,314 and $0 respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model with the following weighted-average assumptions for the years ended March 31, 2001, 2002 and 2003:

                                                            2001             2002         2003
                                                               $                $            $
     Weighted risk-free interest rate                      4.70%            4.55%          N/A
     Dividend yield                                         -                -              -
     Weighted volatility factor of the expected market
       price of the Company's common share                76.30%          102.35%          N/A
     Weighted average expected life of the option        5 years          5 years          N/A


     For purposes of pro forma disclosure, the estimated fair value of the options is charged to net income (loss) of the respective years. The
     Group's pro forma information is as follows:

                                                     2001          2002          2003
                                               ----------    ----------    ----------
                                                        $             $             $

      Net income (loss) as reported             1,603,799     1,805,606    (1,643,734)

     Deduct:
     Total stock-based employee compensation
     expense determined under fair
     value based method for all stock
     options, net of related tax effects         (153,988)     (939,314)         --
                                               ----------    ----------    ----------

      Pro forma net income (loss)               1,449,811       866,292    (1,643,734)

     Basic earnings (losses) per share

      As reported                              $     0.29         $0.32        $(0.29)
      Pro forma                                $     0.26         $0.16        $(0.29)

     Diluted earnings (losses) per share

      As reported                              $     0.28         $0.32        $(0.29)
      Pro forma                                $     0.26         $0.15        $(0.29)


                                      F-30

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

16   Warrants

(a) As a result of the Company's second public offering in December 1994, the Company issued 2,200,000 five-year warrants to its public shareholders. Each warrant entitled the holder thereof to purchase one share of common stock of the Company at $7.35 per share, which was equal to the market price on the date. The expiration date of the warrants was January 31, 2001. The warrants were redeemable by the Company at $0.05 per warrant upon 30 to 45 days notice at any time after December 14, 1995, or such earlier date as the representatives of the underwriters may determine, if the closing price per share of common stock of the Company for 20 consecutive trading days within the 30-day period prior to the date of notice of redemption is given equals or exceeds $8.575 per share. A total of 25,597 warrants and 1,673,776 warrants were exercised to purchase 25,597 shares and 1,673,776 shares of common stock of the Company at $7.35 per share during the years ended March 31, 1999 and March 31, 2000 respectively. The remaining 500,627 warrants expired on January 31, 2001.

(b) On January 5, 2000, the Company declared a one-for-one warrant dividend on all warrants which either were outstanding as of the close of trading on January 19, 2000 or which were exercised during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. A total of 2,174,403 new warrants were issued accordingly on June 1, 2000. Each two new warrants were exercisable to purchase 1 share of common stock of the Company at an exercise price of $17.50, which was equal to the market price on that date. The warrants originally expired on December 31, 2002 but the Board of Directors, in July 2002, extended the expiration date until December 31, 2003. No warrants have been exercised during the years ended March 31, 2001, 2002 and 2003.

(c) On January 14, 2000, the Company entered into an agreement with Profit Concepts Limited ("Profit Concepts"), which provided consulting services to the Company. The agreement provided for the issuance by the Company to Profit Concepts of non-callable warrants to purchase 250,000 shares of the Company's common stock at $8.00 per share, which was equal to the market price on that date. Profit Concepts was engaged in the provision of advisory services for equity fund raising exercise of the Company and the warrants were exercisable for a period of three years from January 14, 2000. No warrants were exercised up to March 31, 2000 and 50,000 warrants were exercised to purchase 50,000 shares of common stock of the Company at $8.00 per share during the year ended March 31, 2001. No warrants have been exercised during the years ended March 31, 2002 and 2003 and the warrants expired on January 13, 2003.

     The fair value of the warrants on the date of issue was US$1,144,260 and was being recognized as consultancy fee in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) on a straight-line basis over the period of services by Profit Concepts which commenced on July 1, 2000 and concluded on January 13, 2003. The consultancy fee charged to the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) amounted to $381,420, $381,420 and $381,420 for the years ended March 31, 2001, 2002 and 2003 respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

17   Business segment information

(a) The Group is organized based on the products it offers. Under this organizational structure, the Group's operation can be classified into four business segments, Scales, Telecommunications products, Health care products and Other.

     Scales operations principally involves production and marketing of sensor based scales products. These include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.

     Telecommunications products operations principally involve production and modification of two-way radios and cordless telephones that are used in consumer and commercial applications.

     Health care products operations principally involve production of thermometers and blood pressure meters used by consumers.

     The Group established the "Other" segment which principally includes the activities of (i) tooling and mould charges for scales and telecommunication products, and (ii) supporting service to customers including performing repairs work for customers and sales of spare parts.

     The accounting policies of the Group's reportable segments are the same as those described in the description of business and significant accounting policies.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

17   Business segment information (Continued)

     Summarized financial information by business segment for 2001, 2002 and 2003 is as follows:

                                                                      Identifiable     Depreciation
                                            Net        Operating      assets as of              and          Capital
                                          sales    profit/(loss)          March 31     amortization      expenditure
                                          -----    -------------          --------     ------------      -----------
                                              $                $                 $                $                $
     2003
     Scales                          27,443,774        3,855,701        24,672,560        2,019,590          837,113
     Telecommunication products      15,729,490           94,623         7,158,520        1,177,268           66,310
     Health care products                  --               --                --               --               --
     Other                            3,156,790          290,626         1,403,184          183,356           84,354
                                     ----------       ----------        ----------       ----------       ----------
     Total operating segments        46,330,054        4,240,950        33,234,264        3,380,214          987,777
     Corporate                             --         (5,018,729)       15,676,472          467,694          940,317
                                     ----------       ----------        ----------       ----------       ----------
     Group                           46,330,054         (777,779)       48,910,736        3,847,908        1,928,094
                                     ----------       ----------        ----------       ----------       ----------

     2002

     Scales                          33,451,978        6,990,999        21,403,551        1,266,122          919,550
     Telecommunication products      17,359,570          821,153         6,677,075        1,109,584          610,533
     Health care products                81,660            1,110             2,499              233              202
     Other                            2,409,893        1,762,854         3,967,575          370,670          320,493
                                     ----------       ----------        ----------       ----------       ----------
     Total operating segments        53,303,101        9,576,116        32,050,700        2,746,609        1,850,778
     Corporate                             --         (6,862,124)       12,400,377          541,306          934,993
                                     ----------       ----------        ----------       ----------       ----------
     Group                           53,303,101        2,713,992        44,451,077        3,287,915        2,785,771
                                     ----------       ----------        ----------       ----------       ----------

     2001

     Scales                          19,119,293        4,396,476        14,797,805        1,152,366        1,242,650
     Telecommunication products       8,679,253          760,968         5,728,041          784,610        2,639,195
     Health care products               460,817           11,123            37,439            2,916            3,144
     Other                            1,307,317          815,139         2,743,622          213,657          230,396
                                     ----------       ----------        ----------       ----------       ----------
     Total operating segments        29,566,680        5,983,706        23,306,907        2,153,549        4,115,385
     Corporate                             --         (4,241,853)       14,189,763          195,636        2,242,955
                                     ----------       ----------        ----------       ----------       ----------
     Group                           29,566,680        1,741,853        37,496,670        2,349,185        6,358,340
                                     ----------       ----------        ----------       ----------       ----------

     Operating profit by segment equals total operating revenues less expenses which are related to the segment's operating revenues. Operating loss of the corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group. Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, deferred income tax assets and other identifiable assets not related specifically to individual segments. Goodwill of $204,217 and $1,100,962 which is arising from the purchase of Korona and Gram, is included in identifiable assets of the Scales segment as of March 31, 2002 and 2003, respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

17   Business segment information (Continued)

(b) The Group primarily operates in Hong Kong, the PRC, Germany, Canada, the United States and the United Kingdom. The manufacture of components and their assembly into finished products is carried out in the PRC. The Hong Kong office is mainly responsible for the purchase of raw materials, arrangement of shipments and research and development. Subsidiaries in Germany, Canada, the United States and the United Kingdom in the Group are responsible for the distribution of electronics scales in Europe and in North America. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong, the PRC, Germany, Canada, the United States and the United Kingdom.

     Identifiable assets by geographical areas are as follows:

                                                      2002             2003
                                                         $                $

     Hong Kong                                  14,784,311       17,823,526
     The PRC                                    18,959,106       20,707,989
     Germany                                    10,707,660        6,335,920
     Canada                                           --          1,880,559
     United States of America                         --          1,444,464
     United Kingdom                                   --            718,278
                                                ----------       ----------
     Total assets                               44,451,077       48,910,736
                                                ----------       ----------

(c) The following is a summary of net export sales by geographical areas constituting 10% or more of total sales of the Group for the years ended March 31, 2001, 2002 and 2003:

                                                    Year ended March 31
                        ---------------------------------------------------------------------------
                                   2001                     2002                      2003
                        -----------------------   -----------------------   -----------------------
                                 $            %            $            %            $            %
     United States of
      America           10,945,310           37   23,578,878           44   22,017,956           48
     Europe             14,160,371           48   25,641,446           48   21,059,227           45
     Others              4,460,999           15    4,082,777            8    3,252,871            7
                        ----------   ----------   ----------   ----------   ----------   ----------
                        29,566,680          100   53,303,101          100   46,330,054          100
                        ----------   ----------   ----------   ----------   ----------   ----------

(d) The details of sales made to customers constituting 10% or more of total sales of the Group is as follows:

                                                                     Year ended March 31
                                               ----------------------------------------------------------------
                                    Business           2001                   2002                  2003
                                     segment   -------------------     ------------------   -------------------
                                                       $         %             $        %            $        %

     Ohaus Corporation                Scales   2,875,027        10     2,078,647        4            -        -
     Telson
     Telecommunication                 Tele-
      and Technology Company   communication
      Limited                       products   3,505,516        12             -        -            -        -
     Telson Information and            Tele-
      Communication Company    communication
      Limited                       products   3,657,135        12       210,978        0            -        -
     Gram Precision Scales,           Scales   2,919,960        10     3,245,184        6            -        -
     Inc.
     Trisquare Communications          Tele-
      (HK) Company             communication
      Limited                       products          -         -    11,497,223        22    6,693,470       14
     Salter Weightronix               Scales   2,496,612         8     2,724,635        5    4,686,207       10
                                              ----------        --    ----------       --   ----------       --
                                              19,611,031        66    23,939,604       45   14,425,154       31
                                              ----------        --    ----------       --   ----------       --

                                      F-34

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

18   Fair value of financial instruments

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" defines the fair value of a financial instrument at which the instrument could be exchanged in a current transaction between willing parties.

     The carrying value of all of the Group's financial instruments classified as current assets or current liabilities are deemed to approximate fair value because of the short maturity of these instruments. These would include cash and cash equivalents, accounts receivable, accounts payable and accrued and other liabilities, which are reflected on the consolidated balance sheets.

     In the opinion of management, the carrying amount of the Group's long-term debt approximates fair value as the interest rate applicable is believed to approximate the market rates that would be offered to the Group for debt of the same remaining maturities.

19   Subsequent event

     Pursuant to a special meeting held by the Board of Directors on April 1, 2003, the Group granted options to three employees to purchase an aggregate of 332,500 shares of common stock of the Group at an exercise price of $1.61 per share, which was equal to the market value on the date of grant, in accordance with the 1996 Stock Option Plan. The options shall expire on March 31, 2013 and can be exercised at any time immediately after granting. The Group also issued options to four non-employee directors in accordance with the 1996 Non-Employee Directors Stock Option Plan to purchase an aggregate of 40,000 shares of common stock of the Group at an exercise price of $1.61 per share, which was equal to the market value on the date of grant. The options shall expire March 31, 2013 and can be exercised at any time after granting.

     Pursuant to a special meeting held by the Board of Directors on April 2, 2003, a cash dividend of $0.05 per share was declared to common stock shareholders. This cash dividend, totalling $284,458, was paid on May 31, 2003.