Form 20-F
period 2004-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2004-08-13
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 2004
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 0-17601

                      BONSO ELECTRONICS INTERNATIONAL INC.
              ----------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                             British Virgin Islands
                             ----------------------
                 (Jurisdiction of incorporation or organization)

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

     5,708,365 shares of common stock, $0.003 par value, at March 31, 2004 (including 180,726 shares that are disputed and which the Company may have to repurchase).

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

     Indicate by check mark which financial statement item the Registrant has elected to follow:
                      Item 17 [   ]            Item 18 [X]

                                TABLE OF CONTENTS
                                                                           Page

PART I
Item 1.    Identity of Directors, Senior Management and Advisors...........  2
Item 2.    Offer Statistics and Expected Timetable.........................  2
Item 3.    Key Information.................................................  2
Item 4.    Information on the Company...................................... 13
Item 5.    Operating and Financial Review and Prospects.................... 24
Item 6.    Directors, Senior Management and Employees...................... 39
Item 7.    Major Shareholders and Related Party Transactions............... 48
Item 8.    Financial Information........................................... 51
Item 9.    The Offer and Listing .......................................... 51
Item 10.   Additional Information.......................................... 51
Item 11.   Quantitative and Qualitative Disclosures about Market Risk...... 52
Item 12.   Description of Securities Other Than Equity Securities.......... 57

PART II
Item 13.   Defaults, Dividend Arrearages and Delinquencies.................. 58
Item 14.   Material Modifications to the Rights of Security Holders
                and Use of Proceeds......................................... 58
Item 15.   Controls and Procedures.......................................... 58
Item 16.   Reserved......................................................... 58
Item 16A.  Audit Committee Financial Expert................................. 59
Item 16B.  Code of Ethics................................................... 59
Item 16C.  Principal Accountant Fees and Services........................... 59
Item 16D.  Exemptions from the Listing Standards for Audit Committees
Item 16E.  Purchases of Equity Securities by the Issuer and
           Affiliates Purchasers ........................................... 59

PART III
Item 17.   Financial Statements............................................. 59
Item 18.   Financial Statements............................................. 61
Item 19.   Exhibits......................................................... 63
SIGNATURES

FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as "may," "will," "expect," "believe," "anticipate," "estimate," "approximate" or "continue," or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Memorandum, and such differences could be material.

     Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Company to be different from any future results, performance and achievements expressed or implied by these statements. In other words, our performance might be quite different from what the forward-looking statements imply. You should review carefully all information included in this Annual Report.

     You should rely only on the forward-looking statements that reflect management's view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the "SEC"). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the "safe harbor," we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Risk Factors" under
Item 3. - Key Information.

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

     We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

REFERENCES

     In this Annual Report, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The terms "Bonso," "we," "our," "us," and the "Company" refer to Bonso Electronics International Inc. and, where the context so requires or suggests, our direct and indirect subsidiaries. References to "dollars" or "$" are to United States Dollars. "HK$" are to Hong Kong Dollars, "Euros" or "(euro)" are to the European Monetary Union's Currency, "GPB" are to British Pounds, "RMB" are to Chinese Renminbi and "CDN" are to Canadian Dollars.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors

     Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

     Not Applicable.

Item 3.  Key Information

Selected Financial Data.

     The selected consolidated financial data as of March 31, 2003 and 2004 and for each of the three fiscal years ended March 31, 2004 are derived from the audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report. The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America in United States Dollars. The selected consolidated financial data set forth below as of March 31, 2000, 2001 and 2002, and for each of the two fiscal years in the period ended March 31, 2001 have been derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and Item 5 - "Operating and Financial Review and Prospects" included in this Annual Report. The consolidated financial data as of March 31, 2003 and 2004 reflects the acquisition of a 51% interest in Gram Precision Scales, Inc. ("Gram Precision"), which was effective as of August 1, 2002. Data for the fiscal years ended prior to March 31, 2003 does not include information relating to Gram Precision. The consolidated financial data as of March 31, 2002, March 31, 2003 and March 31, 2004 reflects the acquisition of KORONA Haushaltswaren GmbH & Co. KG ("Korona"), which was effective as of May 1, 2001. Data for the fiscal years ending prior to March 31, 2002 does not include information relating to Korona.


                      SELECTED CONSOLIDATED FINANCIAL DATA

Income Statement Data

------------------------------------------------------------------------------------------------------------
                                                             Year Ended March 31,
------------------------------------------------------------------------------------------------------------
                                     2000             2001          2002(2)         2003(1)         2004
                                     ----             ----          -------         -------         ----

Net Sales                        $    15,380     $    29,567     $    53,303     $    46,330     $    74,707
Cost of Sales                        (11,118)        (22,400)        (40,192)        (35,528)        (57,481)
Gross Margin                           4,262           7,167          13,111          10,802          17,226
Selling Expenses                        (261)           (382)         (2,476)         (2,467)         (3,122)
Salaries and related costs            (1,899)         (2,334)         (3,880)         (4,563)         (5,151)
Research and Development                (186)           (298)           (427)           (393)           (740)
expenses
Administration and general            (1,646)         (2,411)         (3,411)         (3,957)         (5,709)
expenses
Amortization of brand name              --              --              (203)           (200)           (200)
Income (loss) from operations            270           1,742           2,714            (777)          2,304
Interest income                          130             458             167              85              57
Interest expense                        (261)           (338)           (645)           (533)           (500)
Foreign Exchange gain/(loss)              14              43             (40)            (96)             15
Other Income                             192             205             181             169             753
Consultancy Fee                         --              (381)           (381)           (381)           --
------------------------------------------------------------------------------------------------------------
Income/(loss) before income              345           1,729           1,996          (1,534)          2,629
taxes and minority interest
Income tax benefit/(expense)               3            (125)           (190)            (37)           (401)
------------------------------------------------------------------------------------------------------------
Net income/(loss) before         $       348     $     1,604     $     1,806          (1,571)          2,228
minority interest

Minority interest                       --              --              --               (72)             41

Net income/(loss)                $       348     $     1,604     $     1,806     ($    1,643)          2,269
------------------------------------------------------------------------------------------------------------
Earning per share
      --  Basic                  $    0.0989     $    0.2882     $    0.3232     ($   0.2936)    $     0.3979
      --  Diluted                $    0.0874     $    0.2824     $    0.3194     ($   0.2936)    $     0.3743
-------------------------------------------------------------------------------------------------------------
Weighted average shares            3,515,690       5,564,536       5,586,920       5,599,238       5,702,015
------------------------------------------------------------------------------------------------------------
Diluted weighted average           3,978,079       5,679,911       5,652,852       5,599,238       6,060,264
shares
------------------------------------------------------------------------------------------------------------

(1) Includes financial results of the acquisition of Gram Precision Scales that was effective as of August 1, 2002.

(2) Includes financial results of the acquisition of Korona that was effective as of May 1, 2001.



Balance Sheet Data

----------------------------------------------------------------------------------------------------------
                                                           Fiscal Year Ended March 31,
----------------------------------------------------------------------------------------------------------
                                      2000            2001          2002 (2)       2003 (1)       2004
                                      ----            ----          -----          ----           ----

Cash and cash equivalents          $     7,959    $     5,322    $     1,878    $     3,633    $    10,815
Working capital                    $    12,765    $     9,323    $     9,599    $     9,777    $    12,901
Total assets                       $    33,793    $    37,497    $    44,451    $    48,911    $    53,598
Current Liabilities                $     5,905    $     9,420    $    13,488    $    18,424    $    20,190
Long-term debt and capital         $       865    $       404    $       317    $       606    $     1,158
lease
Deferred income tax assets         $       126    $        97    $       112    $       167    $        67
Common Stock                       $        17    $        16    $        16    $        17    $        17
Shareholders' Equity               $    27,022    $    27,673    $    29,200    $    28,379    $    30,750
Dividends declared per share              --      $      0.10    $      0.10           --      $      0.05

--------------------
(1)  Includes financial results of the acquisition of Gram Precision Scales that was effective as of August 1, 2002.
(2)  Includes financial results of the acquisition of Korona that was effective as of May 1, 2001.


Exchange Rate Information

     The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollars since 1983. The
Chinese government expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong (the
"Basic Law") was transferred to China.

     The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were U.S. $1.00 = CDN $
1.3687, U.S. $1.00 = RMB 8.2767, U.S. $1.00 = HK $7.7970, U.S. $1.00 = Euro
1.2210, U.S $1 = 1.8359 GBP, respectively, on June 1, 2004. The following table sets forth the high and low noon buying rates between Chinese Renminbi and U.S.
Dollars, Hong Kong Dollars and U.S. Dollars, and Euros and U.S. Dollars for each month during the six month period ended May 31, 2004.


                                NOON BUYING RATE

--------------------------------------------------------------------------------------------------------------------
               CDN$ Per U.S. $1      RMB Per U.S. $1     HK$ PER U.S. $1       U.S. $1 PER EURO      U.S. $1 per GBP
-------------------------------     ----------------    ------------------    -----------------      ---------------
                High      Low        High       Low      High          Low     High          Low      High    Low
-------------------------------------------------------------------------------------------------------------------
Jan. 2004     1.3340     1.2690     8.2772     8.2767   7.7775       7.7632   1.2853        1.2389   1.8511  1.7902
Feb. 2004     1.3442     1.3108     8.2773     8.2768   7.7845       7.7686   1.2848        1.2426   1.9045  1.8182
Mar. 2004     1.3480     1.3080     8.2774     8.2767   7.7980       7.7842   1.2431        1.2088   1.8680  1.7943
Apr. 2004     1.3711     1.3080     8.2772     8.2768   7.8000       7.7870   1.2358        1.1802   1.8564  1.7674
May 2004      1.3970     1.3580     8.2773     8.2768   7.8010       7.7895   1.2274        1.1801   1.8369  1.7544
June 2004     1.3772     1.3407     8.2768     8.2766   7.800        7.7947   1.2320        1.2006   1.8380  1.8090
-------------------------------------------------------------------------------------------------------------------





     The following table sets forth the average noon buying rates between Canadian Dollars and U.S. Dollars, between Chinese Renminbi and U.S. Dollars, between Hong Kong Dollars and U.S. Dollars, between Euros and U.S. Dollars and between British Pounds and U.S. Dollars for each of the calendar years 1999, 2000, 2001, 2002 and 2003 based on daily noon buying rates for cable transfer in New York City certified for customs purposes by the Federal Reserve Bank of New
York.

                            AVERAGE NOON BUYING RATE

---------- -------------------- --------------------- ---------------------- ------------------------ ---------------------
             CDN$ Per U.S. $1      RMB PER U.S. $1       HK$ PER U.S. $1        U.S. $1 PER EURO         US $1 PER GBP
---------- -------------------- --------------------- ---------------------- ------------------------ ---------------------
  1999           1.4858                8.2785                7.7599              Not Applicable                1.6172
  2000           1.4855                8.2784                7.7924              Not Applicable                1.5156
  2001           1.5487                8.2770                7.7997                      0.8952                1.4396
  2002           1.5704                8.2770                7.7997                      0.9454                1.5025
  2003           1.4013                8.2772                7.7876                      1.1315                1.6341
---------- -------------------- --------------------- ---------------------- ------------------------ ---------------------

Risk Factors

     You should carefully consider the following risks, together with all other information included in this Annual Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

     Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

     We Could Face Increased Currency Risks If China Does Not Maintain The
Stability Of The Hong Kong Dollar. The Hong Kong Dollar and the United States
Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S.
Dollars since 1983. The Chinese government expressed its intention in the Basic
Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China. If the current exchange rate mechanism is changed, we face increased currency risks, which could have a material adverse effect upon the Company.

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

     We Face Risks By Operating In China, Because The Chinese Legal System
Relating To Foreign Investment And Foreign Operations Like Bonso's Is Evolving
And The Application Of Chinese Laws Is Uncertain. The legal system of China relating to foreign investments is continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law. Continued uncertainty relating to the laws in China could have a material adverse effect upon is and our operations in China.

     We Could Be Adversely Affected If China Changes Its Economic Policies In
The Shenzhen Special Economic Zone Where We Operate. In August 1980, the Chinese government passed "Regulations for The Special Economy Zone of Guang Dong
Province" and officially designated a portion of Shenzhen as The Shenzhen
Special Economy Zone. Foreign enterprises in these areas benefit from greater economic autonomy and special tax incentives than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could have a material adverse effect on us. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China, which could have a material adverse effect us and our operations near Shenzhen.

     Controversies Affecting China's Trade With The United States Could Harm Our
Results Of Operations Or Depress Our Stock Price. While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could materially and adversely affect our business by, among other things, causing our products in the United
States to become more expensive resulting in a reduction in the demand for our products by customers in the United States, which would have a material adverse effect upon us and our results of operations. Further, political or trade friction between the United States and China, whether or not actually affecting our business, could also materially and adversely affect the prevailing market price of our common share.




     If Our Sole Factory Were Destroyed Or Significantly Damaged As A Result of
Fire Or Some Other Natural Disaster, We Would Be Adversely Affected. All of our products are currently manufactured at our manufacturing facility located in Shenzhen, China. Fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $23,660,000 covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factory due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

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

     Risk Factors Relating to Our Business

     We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales
Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue.
If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our
Business Will Be Negatively Impacted. Traditionally, we have relied upon 3-4 customers for a significant portion of our sales during the fiscal year. One major customer accounted for approximately 22% of our sales in the fiscal year ended March 31, 2002, four customers accounted for approximately 37% in the fiscal year ended March 31, 2003, with one customer accounting for 25% of our sales and six customers accounted for approximately 65% of our sales during the fiscal year ended March 31, 2004. We do not enter into long-term contracts with our customers, but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

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




     Since certain of our products are used in applications that are integral to our customers' businesses, errors, defects, or other performance problems could result in financial or other damages to our customers, which would likely result in adverse effect upon our business with these customers. If we were involved in any product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend. Further, our product liability insurance may not be adequate to cover claims.

     Our Sales Through Retail Merchants Result In Seasonality And Susceptibility
To A Downturn In The Retail Economy And Sales Variances Resulting From Retail
Promotional Programs. With the acquisition of Korona, a significant portion of our net sales involve sales of bathroom and kitchen scales to retail merchants in Europe. In addition, many of our other customers sell to retail merchants.
Accordingly, these portions of our customer base are susceptible to a downturn in the retail economy. A greater number of our sales of scales and telecommunications products occur between the months of April and September for shipment in the summer in preparation of the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. However, past sales patterns may not be indicative of future performance. A significant portion of our sales in Europe are attributable to the promotional programs of our retail industry customers. These promotional programs result in significant orders by customers who do not carry our products on a regular basis. Promotional programs often involve special pricing terms or require us to spend funds to have our products promoted. We cannot assure you that promotional purchases by our retail industry customers will be repeated regularly, or at all. Further, our promotional sales could cause our quarterly results to vary significantly. The reduction in promotional purchases would likely have a material adverse effect upon our results of operations.

     Our Customers Are Dependent On Shipping Companies For Delivery Of Our
Products And Interruptions To Shipping Could Materially And Adversely Affect Our
Business And Operating Results. Typically, we sell our products either F.O.B.
Hong Kong or Yantian (Shenzhen) and our customers are responsible for the transportation of products from Hong Kong or Yantian (Shenzhen) to their final destinations. Our customers rely on a variety of carriers for product transportation through various world ports. A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results. Similarly, an increase in freight surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.

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




     Pressure By Our Customers To Reduce Prices And Agree To Long-Term Supply
Arrangements May Cause Our Net Sales Or Profit Margins To Decline. Our customers are under pressure to reduce prices of their products. Therefore, we expect to experience pressure from our customers to reduce the prices of our products. Our customers frequently negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to price reductions before we can determine if we can achieve the assumed cost reductions. We believe we must reduce our manufacturing costs and obtain higher volume orders to offset declining average sales prices. If we are unable to offset declining average sales prices, our gross profit margins will decline which would have a material adverse effect upon our results of operations.

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

     We Face The Pressures Of A Competitive Industry. Our business is in an industry that is highly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have. We compete with scale manufacturers in the Far East, the United States, and Europe. We believe that our principal competitor in the scale market is Measurement Specialties, Inc. and principal competitors in the telecommunications market are other OEM manufacturers; however, as a contract and OEM and original design manufacturer, we compete with all companies engaged in the contract and OEM business. Further, subsequent to the acquisitions of Korona and Gram Precision, we compete with distributors of scales in Europe and Canada. Both the scale and the telecommunications markets are highly competitive and we face pressures on pricing and lower margins as evidenced by the decline in margins that we have experienced with our telecommunications products. Lower margins may affect our ability to cover our costs which could have a material negative impact on our operations and our business.

     We Are Controlled By Our Management, Whose Interest May Differ From Those
Of The Other Shareholders. At the present time, Mr. Anthony So, our founder and
President, beneficially owns approximately 35.55% of the outstanding shares of common stock, including shares underlying his outstanding options, or 28.39% without including his outstanding options. Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control our business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities. Mr. So may be able to prevent or cause a change in control. We also may be prevented from entering into transactions that could be beneficial to us without Mr. So's consent. The interest of our largest shareholder may differ from the interests of other shareholders.

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

     Our Results Could be Affected By Changes In Currency Exchange Rates.
Changes in currency rates involving the Canadian Dollar, Hong Kong dollar, Chinese Renminbi, British Pounds or the Euro could increase our expenses.

     During the fiscal year ended March 31, 2004 and 2003, our financial results were affected by currency fluctuations, resulting in a total foreign exchange gain of $15,081 and a loss of $96,592, respectively. Generally, our revenues are collected in United States Dollars, Euros and Canadian Dollars. Our costs and expenses are paid in United States Dollars, Canadian Dollars, Hong Kong Dollars,
British Pound, Euros and Chinese Renminbi. We face a variety of risks associated with changes among the relative value of these currencies. An appreciation of the Canadian Dollar, Chinese Renminbi, Hong Kong Dollar British Pound, or the
Euro against the U.S. Dollar would increase our expenses when translated into U.S. Dollars and could materially and adversely affect our margins and results of operations. In addition, a significant devaluation in the Canadian Dollar, Chinese Renminbi, Hong Kong Dollar, British Pound or Euro could have a material adverse effect upon our results of operations if it destabilizes the economy of Canada, China, Hong Kong, Great Britain or the European Union.

     Protection And Infringement Of Intellectual Property. Except for one patent held by Gram Precision, the trademark for the KORONA and fifteen trademarks currently held by Gram Precision, we have no patents, licenses, franchises, concessions or royalty agreements that are material to our business. We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus. Unauthorized parties may attempt to copy aspects of our products or trademarks or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. Our means of protecting our proprietary rights may not be adequate. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States.
Our failure to adequately protect our proprietary rights may allow third parties to duplicate our products or develop functionally equivalent or superior technology. In addition, our competitors may independently develop similar technology or design around our proprietary intellectual property.

     Further, we may be notified that we are infringing patents, trademarks, copyrights or other intellectual property rights owned by other parties. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. Any litigation, even without merit, could result in substantial costs and diversion of resources and could have a material adverse affect on our business and results of operations.

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

     We Generally Have No Written Agreements With Suppliers To Obtain Components
And Our Margins And Operating Results Could Suffer From Increases In Component
Prices. We are typically responsible for purchasing components used in manufacturing products for our customers. We generally do not have written agreements with our suppliers of components. This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from the orders of our customers. Further, prices of components have increased recently based upon the increase in oil prices and what management believes to be a high worldwide demand for components used in the manufacturing of our products. Accordingly, additional increases in component prices could materially and adversely affect our gross margins and results from operations.

     Certain Legal Consequences of Foreign Incorporation and Operations

     Judgments Against The Company And Management May Be Difficult To Obtain Or
Enforce. We are a holding corporation organized as an International Business
Company under the laws of the British Virgin Islands and our principal operating subsidiary is organized under the laws of Hong Kong. Our principal executive offices are located in Hong Kong, Korona is located in Germany and Gram
Precision is located in Canada. Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of federal securities laws. In addition, most of our officers and directors reside outside the United States and the assets of these persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons, or to enforce against the Company or these persons judgments predicated upon the liability provisions of United States federal securities laws. Our Hong Kong counsel and our British Virgin Islands counsel have advised that there is substantial doubt as to the enforceability against us or any of our directors or officers in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of federal securities laws.




     Because We Are Incorporated In The British Virgin Islands, You May Not Have
The Same Protections As Shareholders Of U.S. Corporations. We are organized under the laws of the British Virgin Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from, and may not be as protective of shareholders as, those that would apply if we were incorporated in a jurisdiction within the United
States. Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum or Articles of Association and certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations and the sale or transfer of assets. In addition, there is doubt that the courts of the British Virgin Islands would enforce liabilities predicated upon United States federal securities laws.

     Future issuances of preference shares could materially and adversely affect the holders of our common shares or delay or prevent a change of control. On
October 10, 2001, our shareholders approved the amendment to our Memorandum and Articles of Association to create from time to time and issue an aggregate of 10,000,000 shares of preferred stock in four classes. While currently no preferred shares are issued or outstanding, we may issue preferred shares in the future. Future issuance of preferred shares could materially and adversely affect the rights of the holders of our common shares or delay or prevent a change of control.

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




     We May Not Pay Dividends In The Future. Although we have declared dividends during the fiscal years ended March 31, 2001 and 2002 and on April 2, 2003 and July 13, 2004, we may not be able to declare dividends or may decide not to declare dividends in the future. We will determine the amounts of any dividends when and if they are declared, in the future at the time of declaration.

     If there is an adverse outcome in litigation in Jefferson County Colorado that has been filed against us, our business could be seriously harmed. On or about August 20, 2003, Bonso and three of Bonso's directors were served with a copy of a Complaint filed on July 23, 2003 in District Court of Jefferson
County, State of Colorado. For further information, see "Legal Proceedings." The
Complaint alledges, among other claims, that certain of Bonso's officers and directors breached their fiduciary duties of care, loyalty, and good faith by causing Bonso, through its directors, to disseminate to the market materially misleading and inaccurate information and its failure to correct such information. The plaintiffs have filed an amended complaint alledging derivative claims for breaches of fiduciary duties for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information and (iii) waste of corporate assets against certain of our officers and directors. The ultimate outcome of this litigation cannot be presently determined. Any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could materially and adversely affect our business and operating results.

Item 4. Information on the Company

     History and Development of the Company

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

     Effective as of May 1, 2001 we acquired 100% of the equity of Korona. We originally acquired Korona for approximately $3,634,000. Augusta exercised its option to redeem the stock it received as part of the purchase price for a promissory note. While we disputed Augusta's exercise of the option, the Arbitration Panel has issued a Final Award holding Bonso liable to Augusta. For further information, see "Legal Proceedings."




     Korona markets consumer scale products throughout Europe to retail merchandisers and distributors. These products feature contemporary designs using the latest materials and attractive packaging. Since 2000, we have manufactured a portion of Korona's product line under an Original Design
Manufacturers agreement and are familiar with Korona's stature in Europe and its potential for wider global distribution.

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

     Capital Expenditures

     Our principal capital expenditures and divestitures over the last three years include the following:

---------------------------------------------------------------------------------
                                   2002            2003           2004
---------------------------------------------------------------------------------

 Property Plant & Equipment     $3,100,610      $1,754,713     $3,089,656

     Our capital expenditures in 2003 included the purchase of machinery used in the production of certain of our products.

     All of the foregoing capital expenditures were financed principally from internally generated funds and our current plan is to continue to use internally generated funds principally to finance future capital expenditures. While we currently have no future plans for capital expenditures during the fiscal year ending March 31, 2005, our plans for capital expenditures are subject to change from time to time.

     Business Overview

     Bonso Electronics International Inc. designs, develops, produces and sells electronic sensor-based and wireless products for private label Original
Equipment Manufacturers (individually "OEM" or collectively "OEMs"), Original
Brand Manufacturers (individually "OBM" or collectively "OBMs") and Original
Design Manufacturers (individually "ODM" or collectively "ODMs").

     Since 1989, we have manufactured all of our products in China in order to take advantage of the lower overhead costs and competitive labor rates. Our factory is located in Shenzhen, China, about 50 miles from Hong Kong. The convenient location permits us to easily manage manufacturing operations from Hong Kong and facilitates transportation of our products out of China through the port of Hong Kong and Yantian (Shenzhen).




     Products

     Our sensor-based scale products are comprised of bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 63% of revenue for the fiscal year ended March 31, 2002, 59% for 2003 and 61% for 2004.

     Our wireless telecommunications products are primarily comprised of two-way radios and cordless telephones that are used in consumer and commercial applications. These products accounted for 33% of revenue for the fiscal year ended March 31, 2002, 34% for 2003 and 37% for 2004.

     We also receive revenue from certain customers for the development and manufacture of tooling and moulding for scales and telecommunication products.
Generally, these tools and moulds are used by us for the manufacture and sale of products. We also generate some sales of spare parts for repair work by our customers and from repair work performed by us for our customers. These revenues accounted for approximately 4% of net sales for the fiscal year ended March 31, 2002, 7% for 2003 and 2% for 2004.

     The following table sets forth the percentage of net sales for each of the product lines mentioned above, for the fiscal years ended March 31, 2002, 2003, and 2004.

--------------------------------------------------------------------------------
                                          Year ended March 31,
--------------------------------------------------------------------------------
Product Line                     2002             2003                2004
                                 ----             ----                ----

Scales                           63%              59%                 61%
Telecommunications Products      33%              34%                 37%
Other products and services       4%               7%                  2%
Total                            100%             100%                100%
--------------------------------------------------------------------------------

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




     Maintaining And Expanding Business Relations With Existing Customers. We promote relationships with our significant customers through regular communication, including visiting certain of our customers in their home countries and providing direct access to our manufacturing and quality control personnel. This access, together with our concern for quality, has resulted in a relatively low level of defective products. Moreover, we believe that our emphasis on timely delivery, good service and low cost has contributed and will continue to contribute to good relations with our customers and increased orders. Further, we solicit suggestions from our customers for product enhancement and when feasible, plan to develop and incorporate the enhancements suggested by our customers into our products.

     Market And Product Expansion. We have significantly expanded our marketing efforts in the United States, Canada and Europe. We have primarily done this through the acquisitions of Gram Precision and Korona, and through efforts to introduce the Korona brand name and products into the United States. Further, we have taken significant steps to expand the products that we sell and to position ourselves as both ODMs and OEMs for other companies that require a manufacturing partner with our capabilities. We intend to increase our marketing and sales efforts with both existing and potential customers.

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

     Customers and Marketing

     We sell our products primarily in the United States and Europe. Customers for our products are primarily OEMs, OBMs and ODMs, which market the products under their own brand names. We continue to market our products to OEM's, OBM's and ODM's at trade shows, via e-mail and facsimile. Gram Precision engages in the distribution and marketing of pocket scales in the United States, Canada, and Europe. Korona engages in the distribution and marketing of electronic and mechanical body and kitchen scales directly to the retail and catalogue markets in Europe.

     Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 2002, 2003 and 2004.

                              Year ended March 31,
  -------------------------------------- --------------------------- ------------------------
                             2002                         2003                    2004
                             ----                        ----                     ----

  North America      $ 24,553,379    46%         $22,017,956     48%     $45,070,191      61%
  Europe             $ 25,641,446    48%         $21,059,227     45%     $27,791,392      37%
  Asia               $ 2,223,602      4%         $ 2,661,535      6%     $ 1,816,541       2%
  Others             $   884,674      2%         $   591,336      1%     $    28,601       0%

  Total              $53,303,101     100%        $46,330,054     100%    $74,706,725      100%
----------------------------------------------------------------------------------------------

     We maintain a marketing and sales team of eleven people in China, a marketing team of two people in Canada and two people in Europe for Gram
Precision and a sales team of six people at Korona in Germany (including two sales representative and four persons who are directly employed by Korona).
Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customer's specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives, and through the use of direct mail catalogues and product literature. Korona sells its products primarily through direct contact by sales agents/employees with customers. In addition, our marketing teams contact existing and potential customers by telephone, mail, facsimile, and in person.

     A list of our major electronics sensor customers for each of the prior three fiscal years follows:

                     Percent of Sales - Year ended March 31,

  --------------------------------------------------------------------------
     Electronics Sensor                 2002(1)       2003(1)       2004(1)
     Customers
  --------------------------------------------------------------------------
                                            0%            0            14%
  Sunbeam Products, Inc
                                            5%           10%            6%
  Salter Housewares Ltd

  Kern & Sohn GmbH (Germany)                4%            4%            4%

  Werner Dorsch GmbH & Co. (Germany)        4%            3%            2%

  Media Markt und Saturn Verwaltungs GmbH   0%            0%            5%
  --------------------------------------------------------------------------

     A list of our major telecommunications customers for each of the prior three fiscal years follows:




Percent of Sales - Year ended March 31,

 ----------------------------------------------------------------------------
       Telecommunications           2002          2003            2004
            Customer
 ----------------------------------------------------------------------------

 Trisquare Communications (HK)       22%           14%              0%
          Company Ltd.
         TTI Tech Co., Ltd            4%            8%              25%
   Global Link Corporation Ltd.       0%            5%              11%
 ----------------------------------------------------------------------------

     Sales of our products to OEMs and ODM's accounted for approximately 65% of our total net sales in the year ended March 31, 2002, 34% for the year ended
2003 and 70% for the year ended 2004. Korona contributed $15,459,585 of our total net sales or 21% of total net sales for the year ended March 31, 2004.
Gram Precision contributed $ 6,340,999 of our total net sales or 9% of total net sales for the year ended March 31, 2004.

     Component Parts and Suppliers

     We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components. We purchase components for our products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and the PRC.

     The costs of component parts has recently increased because of an increase in the price of oil that is used in the production of such components and what management believes to be an increase in worldwide demand for electronic components such as those used in the production of our products. Management has taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier and allowing for longer delivery lead times. Because of these actions, management does not expect to experience any difficulty in obtaining needed component parts for our products.

     Quality Control

     We have received ISO 9001: 2000 certification from Det Norske Veritas
Certification B.V., the Netherlands. The ISO 9001: 2000 certification was awarded to our subsidiary, Bonso Electronics Limited and to Bonso Electronics
Limited's subsidiary Bonso Electronics (Shenzhen) Company Limited, the manufacturing plant. Further, we have received TL 9000 certification for our telecommunications products.

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




     Patents, Licenses, Trademarks, Franchises, Concessions and Royalty
     Agreements

     We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus. Also, we have acquired the trademark registration rights to the KORONA mark for 16
European countries and in the United States. Gram Precision has one patent for a digital scale and fifteen trademarks.

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

     Product Research and Development/Competition

     The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of and in accordance with the specifications provided by the OEMs, OBMs and ODMs. We believe our engineering and product development capabilities are important to the future success of our business. As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications. Some of our product design, research, and development activities are customer funded and are under agreements with specific customers for specific products. We have successfully lowered the costs for our research and development team by moving most research and development activities to our facility in China. We principally employ Chinese engineers and technicians at costs that are substantially lower than that would be required in Hong Kong.

     Both the electronic sensor-based and wireless products are highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management's reputation for integrity.
Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses, aggregated approximately $427,000 for 2002, $393,000 for 2003 and $740,000 for 2004.

     Seasonality

     Generally, the first calendar quarter of each year is typically the slowest sales period because our manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays to permit employees to travel to their homes in China. In addition, sales during the first calendar quarter of both scales and telecommunications products usually dip following the increase in sales during the Christmas season. A greater number of our sales of scales and telecommunications products occur between the months of April and September for shipment in the summer in preparation of the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. However, past sales patterns may not be indicative of future performance. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. The summer months are generally the lowest sales point of the calendar year for Gram Precision and Korona;
however, sales of telecommunication products are generally higher in the summer months off-setting Gram Precision's and Korona's decline in sales. However, the sales patterns may not be indicative of future performance.

     Employee incentive compensation is conditioned on the employee's return to work following the Chinese New Year and is paid to employees following the reopening of the factory after the holidays. We believe that this method has resulted in lower employee turnover than might otherwise have occurred.

     Transportation

     Typically, we sell products either F.O.B. Hong Kong Hong Kong or Yantian
(Shenzhen), which means that our customers are responsible for the transportation of finished products from Hong Kong or Yantian (Shenzhen) to their final destination. Transportation of components and finished products to and from Shenzhen is by truck. To date, we have not been materially affected by any transportation problems. However, transportation difficulties affecting air cargo or shipping, such as an extended closure of ports that materially disrupts the flow of our customers' products into the United States, could materially and adversely affect our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incurred pending resolution of the problems causing the port closures.




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

     Sovereignty over Hong Kong reverted to China on July 1, 1997. The 1984
Sino-British Joint Declaration, the 1990 Basic Law of Hong Kong, the 1992 United
States-Hong Kong Policy Act and other agreements provide some indication of the business climate we believe will continue to exist in Hong Kong. Hong Kong remains a Special Administrative Region ("SAR") of China, with certain autonomies from the Chinese government. Hong Kong is a full member of the World
Trade Organization. It has separate customs territory from China, with separate tariff rates and export control procedures. It has a separate intellectual property registration system. The Hong Kong Dollar is legal tender in the SAR, freely convertible and not subject to foreign currency exchange controls by China. The SAR government has sole responsibility for tax policies, though the Chinese government must approve the SAR's budgets. Notwithstanding the provisions of these international agreements, we cannot be assured of the continued stability of political, legal, economic or other conditions in Hong
Kong. No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United
States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

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

     China

     Our existing factory in China is located at Shenzhen in the DaYang
Synthetical Development District, close to the border between Hong Kong and China. This factory consists of four factory buildings, which contain approximately 300,000 square feet, four workers' dormitories, containing approximately 200,000 square feet, a canteen and recreation center of approximately 25,500 square feet, an office building, consisting of approximately 25,500 square feet, and staff quarters for our supervisory employees, consisting of approximately 35,000 square feet, for a total of approximately 586,000 square feet. All of the facilities noted above are wholly-owned, except two factory buildings and two workers' dormitories, however we continue to pay a monthly management fee of $2,750 pursuant to a Contract on the Use of Land and Supply of Workers with Shenzhen Baoan Fuan Industrial
Company.




     We also own three residential properties described as follows:

(o) Lijingge Court, Unit F, 15th Floor, Hai Li Building, Shenzhen, China, consisting of approximately 1,000 square feet.

(o)  Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng
     Baoan Shenzhen, China, consisting of approximately 1,591 square feet.

(o)  Lakeview Mansion, B-11B, Hujinju Building No. 63, Xinan Road, Boacheng
     Baoan Shenzhen, China, consisting of approximately 1,335 square feet.

     The property for the Lakeview Mansion, B-11B is rented to an unaffiliated third party for RMB3,500 per month (approximately $422). The Lakeview Mansion property B-20C is utilized by directors when they require accommodations in China. The Hai Li Building is vacant.

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

     Poland

     Korona leases approximately 86 square meters of office space located at ul.
Podmiejska 18, 01-498 Warszawa. The facility is used as office space and the monthly rent for this facility is E 533.

     United States

     Vector Distribution Systems Inc. leases approximately 7,000 square feet of office and warehouse space located at located at 3515 Airway Drive, Suite 203, Reno, Nevada 89511. This facility is used as warehouse and the annual rent for this facility is $41,440.

     Canada

     Gram Precision, through an affiliated entity, owns approximately 5,028 square feet of office space located at 31-5155 Spectrum Way, Mississauga, Ontario, L4W 5A1, Canada. This facility is used as Gram Precision's principal executive offices and the monthly payment to the affiliated entity for this facility is CDN 4,250 including Goods & Services Tax.




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

     Financial information as of and for the fiscal years ended March 31, 2004 and 2003 reflects the impact of the acquisition of a majority interest in Gram
Precision and the acquisition of Korona. Financial information as of and for the year ended March 31, 2002 reflects the impact of the acquisition of Korona effected May 1, 2001 and therefore will not be comparable with the financial information as of or for any past dates or periods and will not be indicative of results of operations for future periods.

Overview

     We derive our revenues principally from the sale of sensor-based and wireless products manufactured in China, which represent 61% and 37% of total sales for fiscal year ended March 31, 2004 respectively. In the fiscal year ended March 31, 2002, net sales increased to approximately $53,303,000 and net income increased to approximately $1,806,000. In the fiscal year ended March 31, 2003, net sales were $46,330,000 and net loss was $1,644,000. In the fiscal year ended March 31, 2004, net sales were $74,707,000 and net income increased to approximately $2,267,000.

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

Operating Results.

     The following table sets forth selected income data as a percentage of net sales for the periods indicated.




                                                                     Year ended March 31,
                                                              --------------------------------
   Income Statement Data                                       2002          2003         2004
                                                               ----          ----         ----
   Net sales                                                  100.0%         100.0%       100%
   -------------------------------------------------------------------------------------------
   Cost of sales                                              (75.4)         (76.7)       (77.0)
   Gross margin                                                24.6           23.3         23.0
   --------------------------------------------------------------------------------------------
   Selling expenses                                            (4.6)          (5.3)        (4.2)
   Salaries and related costs                                  (7.3)          (9.8)        (6.9)
   Research and development expenses                           (0.8)          (0.8)        (1.0)
   Administration and general expenses                         (6.4)          (8.5)        (7.6)
   Amortization of brand name                                  (0.4)          (0.4)        (0.3)
   Income (loss) from operations                                5.1           (1.7)         3.1
   --------------------------------------------------------------------------------------------
   Interest income                                              0.3            0.2          0.1
   Interest expense                                            (1.2)          (1.1)        (0.7)
   Foreign exchange gains/(loss)                               (0.1)          (0.2)         0.0
   Other income                                                 0.3            0.4          1.0
   --------------------------------------------------------------------------------------------
   Consultancy fee                                             (0.7)          (0.8)         0.0
                                                              ------
   Income (loss) before income taxes and minority interest      3.7           (3.3)         3.5
   --------------------------------------------------------------------------------------------
   Income tax expense                                          (0.4)          (0.1)        (0.5)
   ---------------------------------------------------------------------------------------------
   Minority interest                                            0             (0.2)         0.1
   --------------------------------------------------------------------------------------------
   Net income (loss)                                            3.4           (3.4)         3.1
                                                                ===            ====         ===


Fiscal year ended March 31, 2004 compared to fiscal year ended March 31, 2003

     Net Sales. Our sales increased 61.2% from $46,330,054 for the fiscal year ended March 31, 2003, to $74,706,725 for the fiscal year ended March 31, 2004, primarily as a result of strong demand from both our scales & telecommunications products. Sales of our scales business increased from approximately $27,443,774 for the fiscal year ended March 31, 2003, to approximately $46,211,039 for the fiscal year ended March 31, 2004, and sales for telecommunications products were up from approximately $15,729,490 for the fiscal year ended March 31, 2003, to approximately $27,450,322 for the fiscal year ended March 31, 2004. The increased sales mainly came from both new customers, such as Sunbeam Products, and previous customers, such as TTI Tech Co., Ltd., as indicated in the section "Customers and Marketing".

     Gross Margin. Gross margin declined slightly from 23.3% for the fiscal year ended March 31, 2003, to 23.1% in the fiscal year ended March 31, 2004. The decreased gross margin was primarily the result of decreases in the selling price of both our scale and telecommunication products.

     Selling Expenses. Total selling expenses increased approximately 26.5% from $2,466,653 during the fiscal year ended March 31, 2003 to $3,121,900 during the fiscal year ended March 31, 2004. This increase is primarily attributable to the increased sales volume experienced during the year ended March 31, 2004 when compared to the same period in the prior year. However, selling expense decreased as a percentage of net sales from approximately 5.3% for the fiscal year ended March 31, 2003, to approximately 4.2% for the fiscal year ended March 31, 2004 because of a tightened control in costs.

     Salaries And Related Costs. Salaries and related costs increased by 12.8% from $4,563,453 for the fiscal year ended March 31, 2003 to $5,150,345 for the fiscal year ended March 31, 2004. This increase was primarily due to the strength of the Euro and Canadian Dollar against the U.S. Dollar in translating our overseas subsidiaries' expenses. Apart from foreign exchange effect, the increase was also caused by the inclusion of an additional four months of Gram Precision salaries, which was acquired by Bonso on August 1, 2002 (only 8 months of Gram Precision's results was included in 2002-2003).

     Research And Development. Research and development expenses increased approximately 88.3% from $392,926 during the fiscal year ended March 31, 2003, to $739,730 during the fiscal year ended March 31, 2004 due to increased research and development activities for both telecommunications products and new scale models. Salary of engineers composed the largest part of research and development expense.

     Administration And General Expenses. Administration and general expenses increased by approximately 44.3% from $3,956,858 during the fiscal year ended March 31, 2003 to $5,709,653 during the fiscal year ended March 31, 2004. This increase was primarily the result of a provision of $1.2 million to account for the accrued interst, attorney fees and expenses arising from the arbitration with Augusta; the increase in foreign currency exchange rate of the Euro and Canadian Dollar as compared the United States Dollar. During the fiscal year ended March 31, 2004, the exchange rate of Euros and Canadian Dollars against the United States Dollar increased approximately 12.1% and 12.8% respectively. Additionally, an addition four months of administration cost was included for Gram Precision for the fiscal year ended March 31, 2004.

     Amortization Of Brand Name. During the fiscal years ended March 31, 2003 and 2004 we amortized $200,000 relating to the brand name acquired upon the acquisition of Korona. The brand name is amortized using the straight line method over the related estimated useful life of 15 years.

     Income From Operations. As a result of the above changes, income from operations increased by 396.2% from a loss of approximately $777,779 during the fiscal year ended March 31, 2003 to income of $2,303,994 during the fiscal year ended March 31, 2004.

     Interest Income. Interest income decreased by approximately 32.9% from $85,178 during the fiscal year ended March 31, 2003, to $57,169 during the fiscal year ended March 31, 2004. The decrease was the result of lower interest rates in Hong Kong.

     Interest Expense. Interest expense decreased by approximately 6.2% from $532,624 during the fiscal year ended March 31, 2003 to $499,512 during the fiscal year ended March 31, 2004. This decrease was the result of lower interest rates.

     Foreign Exchange Losses/Gains. Foreign currency exchange rates produced a gain of $15,081 during the fiscal year ended March 31, 2004, as compared to a loss of $96,592 during the fiscal year ended March 31, 2003, an increased gain of 115.6%. The gain was primarily the result of increased strength of the Canadian Dollar against the United States Dollar

     Other Income. Other income increased approximately 344% from $169,456 during the fiscal year ended March 31, 2003 to $752,310 during the fiscal year ended March 31, 2004. The increase was primarily the result of sales of scrap material and $80,000 compensation from a customer on excessive materials caused by order cancellation. The scrap material consists primarily of the remnants of steel plate and plastic after the production process.

     Consultancy Fee. In 2000, we entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service was from July 2000 to January 2003. A total consultancy fee of $1,144,260 was capitalized in 2000 and was amortized over the three years of the contract, resulting in a non-cash consultancy fee of $381,420 for the fiscal year ended March 31, 2003, relating to warrants that were issued to the consultant. There was no consultancy fee during the fiscal year ended March 31, 2004.

     Income Tax Expense. Income tax expense increased from $37,314 during the fiscal year ended March 31, 2003 to $401,504 during the fiscal year ended March 31, 2004, representing 0.08% and 0.5% of net sales respectively. This increase was primarily the result of the increase in our net profit tax for the fiscal year ended March 31 2004.

     Net Income. As a result of the above changes, net income during the fiscal year ended March 31, 2004 was $2,268,610, compared to a net loss of $1,643,734 during the fiscal year ended March 31, 2003, an increase of $3,912,344 or approximately 238%.


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

     Foreign Exchange Losses/Gains. Foreign exchange rates produced a loss of approximately $96,592 for the fiscal year ended March 31, 2003, as compared to a loss of $39,954 for the fiscal year ended March 31, 2002, an increased loss of 141.7%. The loss was primarily attributable to translating U.S. Dollars to H.K. Dollars, RMB, EURO or Canadian Dollars for the purchase of raw materials and payments of salaries and wages .

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

     Income Tax Expense. Income tax expense increased from approximately $125,000 for the fiscal year ended March 31, 2001 to $190,000 for the fiscal year ended March 31, 2002, representing 7% and 10% of net income respectively. This increase was primarily attributed to an under provision of income tax for fiscal year ended March 31, 2001 of approximately $19,000 charged in the fiscal year ended March 31, 2002.

     Net Income. As a result of the above changes, net income increased from approximately $1,604,000 for the fiscal year ended March 31, 2001 to t$1,806,000 for the fiscal year ended March 31, 2002, an increase of approximately $202,000, or 13%.

     Impact of Inflation

     We believe that inflation has not had a material affect on our business during the fiscal year ended March 31, 2004. During the financial year ended March 31, 2002, Hong Kong experienced a period of deflation and Germany sustained a low inflation rate. We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production cost in order to keep pace with inflation. Although our costs of components used in the manufacture of our products have been relatively stable, we believe that any possible significant increase in material costs would affect the entire electronics industry. Thus, it would not have a negative material impact on our competitive position in the industry. We believe any increases in labor costs will not materially impact our operations because of the lower labor costs of operating in China.

     Taxation

     Under current British Virgin Islands law, we are not subject to tax on our income. The basic corporate tax rate for Foreign Investment Enterprises in China, is currently 33% (30% state tax and 3% local tax). However, because we are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in the regions in which our subsidiaries operate in Shenzhen are not currently assessing any local tax.

     Most of our subsidiaries' profits accrue in Hong Kong, Canada and Germany where the corporate tax rates are currently 17.5%, 38% and 26.375%, respectively. However, as Korona is a partnership, it is only subject to a local statutory tax rate in Germany of 14.17%. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Germany, Hong Kong or China.

     Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in Chinese tax laws or their interpretation or application may subject us to additional Chinese taxation in the future.

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

     Foreign Currency Exchange Rates

     We sell most of our products to international customers. Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia. Other markets are other European countries (such as the United Kingdom), Australia and Africa. Sales to international customers are made directly by us to our customers. We sell all of our products in United States Dollars and pay for our material components principally in United States Dollars and Hong Kong Dollars. A very small portion of the components used are paid for in Japanese Yen. Most factory expenses incurred are paid in Chinese Renminbi. Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk previously arose from potential fluctuations in the Chinese Renminbi; however, the Chinese Renminbi was very stable in the past fiscal year and management believes that it is unlikely that there will be material fluctuation in the coming year.

     Gram Precision principally pays for its products in United States Dollars and Canadian dollars and sells its products in Canadian, United States Dollars, and United Kingdom Pound Sterling. Korona primarily pays for its products in United States Dollars and Euros and sells its products in Euros. As a result of our increased use of foreign currencies resulting from our acquisitions of Gram Precision and Korona, we experience greater foreign exchange risk than we have in the past; However, during the fiscal year ended March 31, 2004, we experienced a foreign currency gain of $19,036. We don't currently engage in hedging transactions, however we may undertake hedging activities in the future.

     A summary of our debts as at March 31, 2004 which were subjected to foreign currency risk is as below:

          Currencies:                                    March 31, 2004
          -----------                                    --------------

          Euro                                              $4,599,651

          Hong Kong Dollars                                 $1,496,533

          Japanese Yen                                         $38,578

          United States Dollars                             $2,040,655

          Canadian Dollars                                    $533,917
                                                            -----------
                                                            $8,709,334
                                                            -----------

     All the balances above, except $613,209, are due within one year.

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

     A Final Award has been issued in favor of Augusta in the arbitration with Augusta. Under the terms of the Final Award, we are required to pay Augusta an aggregate of $2,382,704, including: (i) monetary damages in the amount of $1,802,029.07 (including principal and interest), (ii) costs arising out of the arbitration in the amount of (euro)418,956.42 (approximately $504,675 based upon the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on July 28, 2004 of
1.2046 dollars per Euro); and (iii) $76,000 in reimbursement of the fees and expenses of the Tribunal. Management is currently evaluating the response it intends to make to the Final Award. A provision of $1,200,000 was made in the Consolidated Financial Statements of Income (Loss) and Comprehensive Income and
(Loss) for the year ended March 31, 2004 to account for the accrued interest, attorney fees and expenses arising from the arbitration. For additional information on the Augusta arbitration. See "Legal Proceedings."

         The following tables set forth information with respect to our commitments as of March 31, 2004.

                                                Commitments

--------------------------------------------------------------------------------------------------------
                                                                Payments due by Period
--------------------------------------------------------------------------------------------------------
                                      Within 1      Within 1 to          Within 3 to         More than 5
                      Total            year          3 years               5 years               years
--------------------------------------------------------------------------------------------------------

Letters of credit    3,340,044       3,340,044              0                    0                     0

Short-term loans     4,599,652       4,599,652              0                    0                     0

Long-term loans        857,737         244,528        310,538               66,650               236,021

Operating Leases     1,646,660         521,819        697,531              199,969               227,341

Capital Leases         978,741         433,869        544,872                    0                     0

Acquisitions of
Plant & Machineries    143,404         143,404              0                    0                     0

Total              11,566,238        9,283,316      1,552,941              266,619               463,362
--------------------------------------------------------------------------------------------------------


     As of March 31, 2004 we had in place general banking facilities with 10 financial institutions with amounts available aggregating $28,639,502. Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, short-term loans and long-term loans. As of March 31, 2004, we had utilized $8,709,334 from these general banking facilities. Interest on this indebtedness fluctuates with the prime rate and HIBOR as set by the Hong Kong Bankers Association. The bank credit facilities are collateralized by certain of our bank deposits, real property located at Savanna Garden in Tai Po, the warehouse space in Fo Tan, office space in Tsimshatsui, and bank guarantees. Our bank credit facilities are due for renewal annually. We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. Excluding the current portion of long-term debt and capital lease obligations, the amounts of total short-term bank borrowings outstanding as of March 31, 2004 and 2003 were $8,000,275 and $9,763,369, respectively. During the fiscal year ended March 31, 2004 and 2003, we paid a total of $499,512 and $532,624, respectively, in interest on indebtedness.

     Operating activities provided $7,182,821 of net cash for the fiscal year ended March 31, 2004 compared to $1,708,044 of net cash for the fiscal year ended March 31, 2003. This decrease in the use of cash can be primarily attributed to cash generated from our normal operation. Our investing activities included the purchase of fixed assets for the year ended March 31, 2004 of $2,543,734 compared to the purchase of fixed assets in the prior year of $1,912,056, or an increase of $631,678, due to the expansion of the manufacturing facilities.

     As of March 31, 2004, we had $10,815,279 in cash and cash equivalents as compared to $3,633,528 as of March 31, 2003. Working capital at March 31, 2004, was $12,900,000 compared to $9,777,000 at March 31, 2003. There are no other material unused sources of liquid assets. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We do not anticipate incurring any significant capital expenditures during this fiscal year. We believe our working capital is sufficient for our present requirements.

     Our current ratio (current assets divided by current liabilities) increased from 1.53 as of March 31, 2003 to 1.64 as of March 31, 2004. Our quick ratio (cash and cash equivalents, restricted cash deposits and receivables divided by current liabilities) increased from 0.84 as of March 31, 2003 to 1.10 as of March 31, 2004.

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

     Inventories

     Inventories are stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis. Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of completion and disposal. Inventories are reduced by the write-off of obsolete and slow moving parts, which are determined based on management's assessment of their current status.

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

Revenue recognition

     No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, delivery has occurred and collectibility of the sales price is reasonably assured. Revenue is recognized when title and risk of loss transfers to the customer, which is generally when the product is shipped to the customer from our facility. Shipping costs billed to our customers are included within revenue. Associated costs are classified in cost of goods sold.

In addition, the products sold by the company are subject to a limited product quality warranty. The company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. The standard limited warranty period is one to three years. Quality returns are accounted for as a reduction of revenue. Historically, we have not experienced material differences between our estimated sales reserves and actual results.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. For the year ended March 31, 2004, the Group made a provision for impairment of approximately $161,000, included in administration and general expenses, on leasehold land and buildings due to the decline in market value.

Goodwill is subject to an annual impairment review. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.

     Brand Name

     Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight-line method over the related estimated useful life of 15 years.

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

     Trade Receivables

     Provision is made against trade receivables to the extent that collection is considered to be doubtful. This provision requires judgment regarding the collectibility of certain receivables as certain receivables may be identified as collectible that are subsequently uncollectible and which could result in a subsequent write-off of the related receivable to the statement of operations. Any change in the collectibility of accounts receivable that were not previously provided for could significantly change the calculation of such provision and the results of our operations.

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

     At March 31, 2004, we employed 6 individuals in Hong Kong (3 for 2003) and 50 individuals (43 for 2003) in China as our engineering staff, who are at various times engaged in research and development. The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of and in accordance with the specifications provided by the ODMs and OEMs. We anticipate hiring additional research and development personnel to meet the increased demand for scales products.

     During the fiscal year ended March 31, 2004, we spent approximately $734,000 on research and development as opposed to $393,000 for the fiscal year ended March 31, 2003, and approximately $427,000 during the fiscal year ended March 31, 2002.

Trend Information.

     During the past three years we have expanded into the telecommunications sector and are manufacturing cordless telephones and family radios (walkie-talkies). Significant expenditures were made to acquire additional production facilities and equipment to support our expansion into the telecommunications market. Although we are optimistic about our future in the manufacture and sale of telecommunications products, we are dependent upon a limited number of customers, and the loss of any of these customers could have a material adverse effect upon us. At May 31, 2004, our backlog of manufacturing orders was $11,782,520 compared to $10,760,341 at March 31, 2003 We believe that sales from telecommunications products and scales will be equal in the fiscal year ended March 31, 2005.

Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

     In May 2003, the Financial Accountins Standards Board ("FASB") issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on our financial statements.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIEs")" ("FIN No. 46"). The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as VIEs. FIN No. 46 requires VIEs to be consolidated by the primary beneficiary of the VIEs and expands disclosure requirements for both VIEs that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 also explains how to identify VIEs and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity.

     The provisions of FIN No. 46 were applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, were originally subject to the provisions of FIN No. 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying FIN No. 46 to entities created before February 1, 2003, to no later than December 31, 2003. In addition, the deferral permitted a company to apply FIN No. 46 as of July 1, 2003, to some or all of the VIEs in which it held an interest, and the rest on December 31, 2003.


     In December 2003, the FASB issued a revision to FIN No. 46 ("FIN No. 46R"), which clarifies and interprets certain of the provisions of FIN No. 46 without changing the basic accounting model in FIN No. 46. As a Foreign Private Issuer, the Company must apply the provisions of FIN No. 46R to those entities considered special purpose entities on January 1, 2004, and to other entities no later than December 31, 2004. The Company does not expect the adoption of the standard to have a material impact on the Company's financial position or results of operations.

     In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) ("SFAS No. 132 (revised 2003)"), Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statement No. 87, 88, and 106 which revises employers' disclosures about pension plans and other postretirement benefits. It does not change the measurement or recognition of those plans required by SFAS No. 87, Employers' Accounting for Pensions, SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This statement retains the disclosure requirements contained in SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, investment strategy, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement is effective for financial statements periods ending after December 15, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

     In December 2003, the Securities and Exchange Commission issued SAB No. 104, "Revenue Recognition". SAB No. 104 supersedes SAB No. 101, "Revenue Recognition in Financial Statements". SAB No. 104's primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, superseded as a result of the issuance of Emerging Issues Task Force Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). Additionally, SAB No. 104 rescinds the Securities and Exchange Commission's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers ("the FAQ") issued with SAB No. 101 that had been codified in Securities and Exchange Commission Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. As a result, the adoption of this pronouncement did not have any impact on the Company's consolidated financial statements.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management.

     Our board of directors and executive officers are listed below:

Name                      Age                     Position with Bonso
----                      ---                     -------------------

Anthony So                 60     President, Chief Executive Officer,
                                  Secretary, Treasurer, Chief Financial Officer,
                                  Chairman of the Board and Director

Name                      Age                     Position with Bonso
----                      ---                     -------------------

Kim Wah Chung              46     Director of Engineering and Research and
                                  Development and Director
Cathy Kit Teng Pang        42     Director of Finance and Director
Woo-Ping Fok               55     Director
J. Stewart Jackson, IV     68     Director
George O'Leary             66     Director
Henry F. Schlueter         53     Director and Assistant Secretary

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

     CATHY KIT TENG PANG has been a director of Bonso since January 1, 1998. Ms. Pang was first employed by us as Financial Controller in December 1996 and was promoted to Director of Finance on April 1, 1998. Ms. Pang was employed as an auditor in an international audit firm from 1987 to 1991, at which time she joined a Hong Kong as Assistant Financial Controller. From 1994 until she joined us in 1996, she was employed as Deputy Chief Accountant in a management and property development company in Hong Kong and China. Ms. Pang has a Bachelor of Business Administration degree from York University in Toronto, Canada. She is a member of the American Institute of Certified Public Accountants and of the Hong Kong Society of Accountants.

     WOO-PING FOK was elected to our Board of Directors on September 21, 1994. Mr. Fok has practiced law in Hong Kong since 1991 and is a partner with Wong & Fok. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.

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

Compensation.

     The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2004 to all directors and officers as a group for services in all capacities was approximately $1,314,424 including compensation in the form of housing in Hong Kong for our Chairman and Chief Executive Officer and Director of Engineering and Research and Development consistent with the practice of other companies in Hong Kong. Total compensation for the benefit of Anthony So was $630,821, for the benefit of Cathy Kit Teng Pang was $128,015, for the benefit of Kim Wah Chung was $152,554, for the benefit of Mr. George O'Leary was $172,125 and for the benefit of Henry F. Schlueter was an aggregate of $230,909. The $230,909 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered and expenses incurred.

     We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2004, other than contributions to our Provident Fund Plan which aggregated $33,554 for officers and directors during the fiscal year ended March 31, 2004.

Employment Agreements

     We have employment agreements with Anthony So, Kim Wah Chung and Cathy Kit Teng Pang. The employment agreements expire on March 31, 2008; however, they are automatically renewable on an annual basis for additional one-year increments. Mr. So's employment agreement provides for a yearly salary of $700,000 per year plus bonus. Mr. Chung's employment agreement provides for a yearly salary of $150,000 per year plus bonus and Ms. Pang's employment agreement provides for a yearly salary of $130,000 per year plus bonus. The employment agreements contain provisions under which we will be obligated to pay Mr. So, Mr. Chung and Ms. Pang all compensation for the remainder of their employment agreements and five times their annual salary and bonus compensation if a change of control as defined in the agreements occur.

     During the fiscal year ended March 31, 2004, the amounts paid to Mr. So and Ms. Pang were less than the yearly salaries provided for in their employment agreements. See "Compensation." Mr. So and Ms. Pang waived the right to be paid the amount representing the deficiency between the actual amounts paid to them and the amount provided for in their employment agreements.

Options of Directors and Senior Management

     The following table provides information concerning options owned by the directors and senior management at May 31, 2004. The table excludes our publicly traded warrants owned by the directors and senior management, information about which is disclosed in Item 7 of this Report together with information concerning the beneficial ownership of our common shares by directors and senior management and major shareholders.



--------------------------------------------------------------------------------------------
                        Number of Common Shares
                              Subject to            Exercise Price
             Name            Stock Options              PerShare            Expiration Date

--------------------------------------------------------------------------------------------
Anthony So                      158,000                 $8.00               January 6, 2010
                                128,000                 $3.65               April 9, 2011
                                128,000                 $2.50               March 6, 2012
                                222,500                 $1.61               April 1, 2013
--------------------------------------------------------------------------------------------
Kim Wah Chung                    20,000                 $8.00               January  6, 2010
                                 20,000                 $3.65               April 9, 2011
                                 20,000                 $2.50               March 6, 2012
                                 55,000                 $1.61               April 1, 2013
Cathy Kit Teng Pang              20,000                 $8.00               January 6,2010
                                 20,000                 $3.65               April 9, 2011
                                 20,000                 $2.50               March 6, 2012
                                 55,000                 $1.61               April 1, 2013
--------------------------------------------------------------------------------------------
George O'Leary                   10,000                 $8.125              January 12, 2010
                                 10,000                 $7.875              January 9, 2011
                                 10,000                 $6.12               March 26, 2014
--------------------------------------------------------------------------------------------
Woo-Ping Fok                     10,000                 $8.125              January 12, 2010
                                 10,000                 $7.875              January 9, 2011
                                 10,000                 $2.55               October 15, 2011
                                 10,000                 $1.61               April 1, 2013
                                 10,000                 $6.12               March 26, 2014
--------------------------------------------------------------------------------------------
J. Stewart Jackson IV            10,000                 $7.875              January 9, 2011
                                 10,000                 $2.55               October 15, 2011
                                 10,000                 $1.61               April 1, 2013
                                 10,000                 $6.12               March 26, 2014
--------------------------------------------------------------------------------------------
Henry F. Schlueter               10,000                 $8.00               January 6, 2010
                                 10,000                 $1.61               April 1, 2013
                                 10,000                 $6.12               March 26, 2014
--------------------------------------------------------------------------------------------

Directors

     Except for that mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities. However, outside directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. (See "Stock Option Plans -- The 1996 Non-Employee Directors' Stock Option Plan," below). All directors are reimbursed for all reasonable expenses incurred in connection with services as a director.

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

     BEL's total contributions to the Plan and the MPF for the years ended March 31, 2002, 2003 and 2004 amounted to $78,995, $73,945, and $77,402, respectively.

Board Practices.

     All directors hold office until our next annual meeting of shareholders or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. All executive officers are appointed by the Board and serve at the pleasure of the Board. There are no director service contracts providing for benefits upon termination of employment.

Audit Committee

     Messrs. Woo Ping Fok and Henry F. Schlueter are members of our Audit Committee. Mr. Fok is the Chairman of the Audit Committee. The Audit Committee was established to (i) review and approve the scope of audit procedures employed by our independent auditors; (ii) review and approve the audit reports rendered by our independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit

Committee. Messrs. Woo Ping Fok and Henry F. Schlueter are members of our Audit Committee. Mr. Woo Ping Fok acts as chairman of the Audit Committee. Messrs. Woo Ping Fok is "independent" as defined in the NASDAQ listing standards; however, Mr. Schlueter is not "independent" under those standards. We don't have a compensation committee.

Employees.

     At March 31, 2004, we employed 2,899 persons, compared with 2,876 persons at March 31, 2003; 39 employees in Hong Kong (39 for 2003), 2,820 employees in China (2,795 for 2002), 22 employees in Germany, (24 for 2003), 2 in the United Kingdom (2 for 2003)), 2 employees in Poland, 4 employees in the United States and 10 in Canada (16 for 2003). Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

Share Ownership.

         The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of June 14, 2004:

                                                                             Total Number of
                                      Shares of                                Shares of
                                     Common Stock                             Common Stock      Percent of
                                       Owned of          Options and           Beneficially    Beneficial
                 Name                    Record         Warrants Held             Owned         Ownership
                 ----                    ------         -------------             -----         ---------

Anthony So                           1,626,195(1)      636,500(2)                 2,262,695     35.55%

Kim Wah Chung                              93,700      115,000(3)(4)(5)             208,700      3.57%

Cathy Kit Teng Pang                        35,438      115,000(3)(4)(5)             150,438      2.57%

Henry F. Schlueter                         24,000      30,000(6)(7)(11)              54,000      0.90%


Woo-Ping Fok                               48,407      50,000(8)(10)(11)             98,407      1.70%

George O'Leary                             20,000      30,000(8)(11)(12)             50,000      0.08%


J. Stewart Jackson IV                     462,575      40,000(10)(11)               502,757      8.71%

All Directors and Officers as a         2,310,315      1,016,500                  3,326,815     49.32%
group (7 persons)

(1) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
 (2) Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase 128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2013.
(3) Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.

(4) Includes options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, and options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012.
(5) Includes options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2013.
(6) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(7) Includes options to purchase 10,000 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2013.
(8) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring January 12, 2010.
(9) Includes 461,975 shares held by Mr. Jackson and 600 shares held by Mr. Jackson's wife.
(10) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011, options to purchase 10,000 shares of common stock at an exercise price of $2.55 per share expiring on October 15, 2011 and options to purchase 10,000 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2003.
(11) Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12.
(12) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011.

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

     During the fiscal year ended March 31, 2004, 332,500 options were granted under the 1996 Stock Option Plan.

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

     During the fiscal year ended March 31, 2004, 80,000 options were granted under the 1996 Non-Employee Directors' Plan.

The 2004 Stock Option Plan

     On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the "2004 Plan") which provides for the grant of up to six hundred thousand (600,000) shares of the Company's Common Stock in the form of stock options, subject to certain adjustments as described in the Plan.

     The purpose of the 2004 Plan is to secure key employees to remain in the employ of the Corporation and to encourage such employees to secure or increase on reasonable terms their Common Stock ownership in the Corporation. The Corporation believes that the Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Corporation.

     The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Corporation. The committee members currently are Anthony So, Woo Ping Fok and George O'Leary. The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

     The exercise price of an option granted pursuant to the 2004 Stock Option Plan may be paid in cash, by the surrender of options, in Common Stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

     As of June 15, 2004, no shares have been granted under the 2004 Plan.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders.

     We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of June 14, 2004, beneficial ownership of our common stock by each person known by us to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

     Name                                                   Amount Owned
     ----                                                   ------------
                                                                                                   Percent of
                                            Shares of             Options/Warrants to               Class (1)
                                          Common Stock           Purchase Common Stock          Beneficially Owned
                                          ------------           ---------------------          ------------------
     Anthony So                           1,626,195(2)                  636,500(3)                   35.55%
     John Stewart Jackson IV                  462,575                    40,000(3)                    8.71%
     W. Douglas Moreland                      501,400                           0                     8.75%

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

     Of the 5,728,365 (including 180,726 shares that are disputed and may be repurchased) shares of common stock outstanding as of June 14, 2004, 4,230,435 were held in the United States by 219 holders of record. We have 227 shareholders of record and estimate that we have in excess of 850 shareholders holding their stock in street name (who have not objected to their names being disclosed to us).

Related Party Transactions.

     During the fiscal year ended March 31, 2004, Mr. George O'Leary, a director, was paid an aggregate of $172,125 as consultancy fee for provision of support and marketing services such as soliciting customers, negotiating prices and public relations in the United States.

     During the fiscal year ended March 31, 2004 we paid Schlueter & Associates, P.C. an aggregate of $230,909 for legal fees and expenses. Mr. Henry F. Schlueter, a director, is the Managing Director of Schlueter & Associates, P.C.

     For the year ended March 31, 2004, we sold scales to Tantric Europe Ltd. ("Tantric") amounting to $15,900. Tantric is 50% owned by the Chief Executive Officer and minority shareholder of one of the subsidiaries of the Company.

Interests of Experts and Counsel.

     Not Applicable.

Legal Proceedings.

     Augusta Arbitration

     We have been involved in a dispute with Augusta Technologie AG ("Augusta"), relating to the acquisition of Korona from Augusta. Augusta is based in Frankfurt am Main, Germany. Effective May 1, 2001, we acquired Korona from Augusta. Part of the purchase price was paid to Augusta by the issue of 180,726 shares of our restricted common stock based on an agreed-upon price of $8.00 per share pursuant to the Stock Purchase Agreement (the "Agreement") with Augusta. For accounting purposes, the issue of the shares was originally recorded at the value of $5.00 per share, based on the average price per share for a total of 5 days before and after the completion date of the acquisition. Under the terms of the Agreement we had an obligation to register the common stock with the SEC. The Agreement gave Augusta the right to have us redeem the common stock if the registration of the stock had not been declared effective on or before January 31, 2002. We filed a registration statement to register the common stock held by Augusta which was declared effective by the SEC on March 7, 2002. In March 2002, Augusta exercised the repurchase obligation. Augusta asserted that it had the right to tender the 180,726 shares of common stock to us in exchange for a promissory note of $1,445,808, repayable in nine monthly payments. We did not believe that we were required to accept Augusta's tender of their shares.

     On October 22, 2002, Augusta filed a request for arbitration in New York asserting breach of the Agreement and registration rights agreement. Several hearings were held before an ICC arbitration panel ("Tribunal").

     On July 28, 2004, the Tribunal issued a Final Award in favor of Augusta. The Final Award provided for aggregate payments to Augusta of $2,387,704, including: (i) an award of monetary damages in the amount of $1,802,029.07 (including principal and interest), (ii) costs arising out of the arbitration in the amount of (euro)418,956.42 (approximately $504,675 based upon the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on July 28, 2004 of 1.2046 dollars per Euro); and (iii) reimbursement of $76,000 of the fees and expenses of the Tribunal. Management is currently evaluating the response it intends to make to the Final Award.

     Jefferson County Colorado Litigation

     On or about August 20, 2003, Bonso and three of Bonso's directors were served with a copy of a Complaint filed on July 23, 2003 in District Court of Jefferson County, State of Colorado, Case No. 03CV2505. Plaintiffs Doug Moreland, William Pinard, Richard Pinard, Leigh Investment Company, LP, Patricia Johnson, Jason Pinard and Larry Rowe (collectively the "Plaintiffs") named Anthony So, George O'Leary, Henry F. Schlueter, Cathy Pang, and John Stewart Jackson (the "Individual Defendants") and Bonso as defendants in the case.

     The Complaint alleged that the Individual Defendants breached their fiduciary duties for insider trading and misappropriation of information by selling shares of Bonso's common stock while in possession of material adverse non-public information pertaining to Bonso's financial outlook. The Complaint also alleged that the Individual Defendants breached their fiduciary duties of care, loyalty, and good faith by causing Bonso, through its directors, to disseminate to the market materially misleading and inaccurate information and its failure to correct such information. In addition, further the Complaint alleged that each of the Individual Defendants failed to disclose materially adverse information so the stock price would trade at artificially inflated prices. The Complaint also alleged the Defendants committed corporate waste by possessing confidential proprietary information and using such information for their personal benefit by selling shares of Bonso's common stock while providing no consideration to the Company for such benefit. The Complaint also alleged negligent misrepresentations and fraud by Bonso and the Individual Defendants for misrepresenting information concerning Bonso's financial outlook and its intention to conduct a share buyback. The Complaint sought unspecified damages in an amount to be determined at trial, plus pre- and post-judgment interest, and attorneys' fees costs.

     On September 26, 2003, Bonso and the Individual Defendants filed a motion to dismiss the Complaint for lack of standing, failure to state a claim, and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado.

     On October 30, 2003, the Plaintiff's filed an amended complaint (the "Amended Complaint") with the substantially the same factual allegations as asserted in the original Complaint. The Amended Complaint alleged derivative claims (the "Derivative Claims") against the Individual Defendants for breaches of fiduciary duties for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information and
(iii) waste of corporate assets. The Derivative Claims allege that Bonso has sustained damages as a result of the Individual Defendants actions. The Amended Complaint sought disgorgement of all profits realized by the Individual Defendants, the imposition of a constructive trust in favor of Bonso for the amount of profits received by the Individual Defendants as a result of their sales of Bonso stock and damages in favor of Bonso for breaches of the Individual Defendants fiduciary duties. In response, Bonso engaged an independent counsel to review the validity and appropriateness of the Derivative Claims.

     The Amended Complaint also alleged individual claims (the "Individual Claims") against the Individual Defendants for breach of fiduciary duty against the individual defendants for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information, (iii) negligent misrepresentations, and (iv) fraud.

     On November 20, 2003, Bonso and the Individual Defendants filed a motion to dismiss the Amended Complaint for lack of standing and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado. On January 8, 2004, the Court entered an Order denying Defendants' motion to dismiss but requiring the non-resident Plaintiff to file a cost bond

     Thereafter, Defendants filed a Verified Second Amended Complaint (the "Second Amended Complaint") on January 21, 2004. While the Second Amended Complaint asserts essentially the same derivative and direct claims as the Amended Complaint, it includes new factual allegations concerning Bonso's December 17, 2003 announcement to extend the expiration date of its December 31, 2003 warrants (the "Warrants") and reduce the exercise price. Specifically, Plaintiffs allege, upon information and belief, that one or more of the Individual Defendants purchased Warrants between November 11, 2003 and December 17, 2003 based on information that the Warrants would be extended and the strike price reduced. We are currently proceeding with discovery in this matter. As with each of the previous complaints filed by Plaintiffs, Bonso and the Individual Defendants believe there is no basis for the claims asserted in the Second Amended Complaint and both intend to defend this action vigorously.

Item 8.  Financial Information

Financial Statements

     Our Consolidated Financial Statements are set forth under Item 18. Financial Statements. For the year ended March 31, 2004 to the date of filing this Annual Report with the SEC, there has been no significant changes on our Consolidated Financial Statements, except subsequent events as disclosed in Note 19 to the Consolidated Financial Statements.

Item 9.  The Offer and Listing

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

         The following table sets forth the high and low sale prices for each of the last five years:

                   Period                         High                   Low
                   ------                         ----                   ---
     April 1, 1999 to March 31, 2000              $19.875                $5.75
     April 1, 2000 to March 31, 2001             $17.5625                $6.00
     April 1, 2001 to March 31, 2002              $7.625                 $2.38
     April 1, 2002 to March 31, 2003              $3.45                  $1.41
     April 1, 2003 to March 31, 2004              $9.71                  $1.70

     The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended March 31, 2004.

                   Period                           High                   Low
                   ------                           ----                   ---
     April 1, 2002 to June 30, 2002                 $3.45                 $2.52
     July 1, 2002 to September 30, 2002             $2.90                 $1.80
     October 1, 2002 to December 31, 2002           $2.59                 $1.41
     January 1, 2003 to March 31, 2003              $2.39                 $1.61
     April 1, 2003 to June 30, 2003                 $6.40                 $1.77
     July 1, 2003 to September 30, 2003             $4.99                 $2.19
     October 1, 2003 to December 31, 2003           $9.71                 $4.05
     January 1, 2004 to March 31, 2004              $9.65                 $5.68

     The following table sets forth the high and low sale prices during each of the most recent six months.

          Period                      High               Low
          ------                      ----               ---
     January 2004                     $9.65             $7.94
     February 2004                    $8.92             $6.46
     March 2004                       $7.49             $5.68
     April 2004                       $8.28             $6.48
     May 2004                         $6.22             $5.16
     June 2004                        $6.00             $5.03

Transfer and Warrant Agent

     The transfer agent and registrar for the common stock and the warrant agent for the warrants is U.S. Stock Transfer Corporation, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10.  Additional Information.

Share Capital.

     Our authorized capital is $170,000 consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years, is presented in the Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2002, 2003 and 2004 included herein in Item 18.

     At June 14, 2004, there were 5,728,365 (including 180,726 shares that are disputed and may be repurchased) shares of our common stock outstanding, all of which were fully paid. In addition, at June 14, 2004, we had outstanding 1,064,500 options to purchase common stock as follows:

       Number of            Exercise Price                     Expiration
        Options                per Share                          Date
       ---------              -----------                        ------

           228,000             $8.00                         January 6, 2010
            20,000             $8.125                       January 12, 2010
            30,000             $7.875                        January 9, 2011
           196,000             $3.65                           April 9, 2011
            20,000             $2.55                        October 14, 2011
           168,000             $2.50                           March 6, 2012
           362,500             $1.61                           April 1, 2013
            40,000             $6.12                          March 26, 2014

     At June 14, 2004 there were no shares of our preferred stock outstanding.

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

     Our authorized share capital is $170,000 divided into 23,333,334 shares of common stock, $0.003 par value, and 10,000,000 authorized shares of preferred stock, $0.01 par value. Holders of our common stock are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common stock have no preemptive rights to purchase any additional un-issued common shares. No shares of our preferred stock have been issued, however the board of directors has the ability to determine the rights, preferences and restrictions to the preferred stock at their discretion.

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

     Paragraph 105 of the Articles of Association provides that our Memorandum and Articles of Association may be amended by a resolution of members or a resolution of directors. Thus, our board of directors without shareholder approval may amend our Memorandum and Articles of Association. This includes amendments to increase or reduce our authorized capital stock. Our ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company, including a tender offer to purchase our common shares at a premium over the then current market price.

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

     We signed a Banking Facility Letter, dated April 8, 2003 between Bonso and the Hong Kong and Natexis Banques Populaires Hong Kong Branch for a U.S. $2,000,000 Export Credit Insurance Corporation discount invoices, negotiation of export letter of credit discrepancies, and export bills.

     We signed a Banking Facility Letter, dated May 6, 2004 between Bonso and Standard Chartered Bank for a working capital facilities for a HK $55,000,000 current account overdraft and discrepant credit bills negotiated and a HK $22,000,000 standby letter of credit. A copy of this letter is attached hereto as Exhibit 4.17.

     We signed a Banking Facility Letter, dated January 15, 2004 between Bonso and the Natexis Banques Populaires Hong Kong Branch for a U.S. $2,500,000 discount of export invoice, negotiation of export letter of credit discrepancies, packing loan and export bills. A copy of this letter is attached hereto as Exhibit 4.18.

     We signed a Banking Facility Letter, dated May 31, 2004 between Bonso and DBS Kwong on Bank Limited for a HK $11,000,000 letter of credit, letter of credit cargo receipt, trust receipt advance against outward bills and negotiation under documentary credit. A copy of this letter is attached hereto as Exhibit 4.19.

     We signed a Banking Facility Letter, dated May 5, 2004 between Bonso and the Hong Kong and Shanghai Banking Corporation Limited for a HK $37,000,000 overdraft facility, import/export facility, trust receipt facility and a D/A bill facility. A copy of this letter is attached hereto as Exhibit 4.20.

     We signed a Banking Facility Letter, dated April 8, 2004 between Bonso and Hang Seng Bank Limited for a HK $48,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan and overdraft facility. A copy of this letter is attached hereto as Exhibit 4.21.

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

Taxation.

     Under current British Virgin Islands law, we are not subject to tax on our income. Most of our subsidiaries' profits accrue in Hong Kong, Canada and Germany where the corporate tax rates are currently 17.5%, 38% and 26.375%, respectively. However, as Korona is a partnership, it is only subject to 14.17% of the local statutory rate in Germany. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Germany, Hong Kong or China.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to a certain level of interest rate risk and foreign currency exchange risk.

Interest Rate Risk

     Our interest rate risk primarily arises from our long-term debt and our general banking facilities. At March 31, 2004 our total long-term debt was $613,209, and we had utilized approximately $8,709,334 of our total banking facilities of $28,639,502. Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

     A summary of our debts as at March 31, 2003 which were subjected to variable interest rates is as below:

                                  March 31,               Interest
                                   2004                     rate
                                   ----                     ----

      Notes payable             $3,244,194             Prime rate minus
                                                     0.5% to prime rate
                                                        or HIBOR + 2.5%

      Short-term loans          $4,599,652             Prime rate minus
                                                                0.5% or
                                                       HIBOR + 2.25% to
                                                           HIBOR + 2.5%

HIBOR: Hong Kong Interbank Offered Rate
Prime rate: The prime rate as determined by the Hong Kong Bankers Association

     All the balances above are due within one year.

     For further information concerning our banking facilities the interest rates payable, and repayment terms please see Note 7 to our Consolidated Financial Statements.

Foreign Currency Exchange Rates

     For a discussion of our Foreign Currency Exchange Risk, See Item 5. Operating and Financial Review and Prospects "Foreign Currency Exchange Rates."

Item 12.  Description of Securities Other Than Equity Securities

     Not applicable.

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

                  None.

Item 15.  Controls and Procedures

     Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c)) as of the end of the period covered by this Annual Report, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

     There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

Item 16.  Reserved.

Item 16A.  Audit Committee Financial Expert

     Not Applicable.

Item 16B.  Code of Ethics

     We have adopted a code of ethics that applies to our Chief Executive Officer and Chief Financial Officer. A copy of this code is attached to this Annual Report as Exhibit 11.1. We intend to disclose any changes in or waivers from our code of ethics by filing a Form 6-K.

Item 16C.  Principal Accountant Fees and Services.

     Audit Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for the audit of the Corporation's annual consolidated financial statements for the fiscal year ended March 31, 2004 were $280,000 and for the fiscal year ended March 31, 2003 were $119,872.

     Tax Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance, tax advice and tax planning for the fiscal year ended March 31, 2004 were $5,900 and for the fiscal year ended March 31, 2003 were $5,103.

     All Other Fees

     PricewaterhouseCoopers billed $10,256 during the fiscal year ended March 31, 2004 and $10,256 during the fiscal year ended March 31, 2003 for additional professional services related to the review of our registration statements filed on Form F-2 filed during these fiscal years.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

     Not Applicable.

Item 16E.  Purchasers of Equity Securities by the Issuer and Affiliated
           Purchasers.

     In August 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. Fourteen thousand five hundred and seventy six (14,576) shares were repurchased during the fiscal year ended March 31, 2004. The Company may from time to time repurchase shares of its Common Stock under this program.

                                    PART III

Item 17.  Financial Statements.

     Not applicable.

Item 18.  Financial Statements.

     The following Financial Statements are filed as part of this Annual Report:

                                                                           Page
                                                                           ----

      Index to Consolidated Financial Statements                            F-2

      Report of Independent Auditors                                        F-3

      Consolidated Balance Sheets as of March 31, 2003 and 2004             F-4

      Consolidated Statements of Income (Loss) and Comprehensive            F-5
      Income (Loss) for the years ended March 31, 2002, 2003
      and 2004

      Consolidated Statements of Changes in Shareholders' Equity
      for the years ended March 31, 2002, 2003 and 2004                     F-6

      Consolidated Statements of Cash Flows for the years ended
      March 31, 2002, 2003 and 2004                                        F-7

      Notes to Consolidated Financial Statements               F-8 through F-34

Item 19.  Exhibits.


4.1. Stock Purchase Agreement dated July 22, 2002, between Bonso Electronics International Inc., Modus Enterprise International Inc. (a wholly-owned subsidiary of Bonso), and Mohan Thadani
         (1)

4.2.     Anthony So Employment Agreement effective April 1, 2003 (2)

4.3.     Cathy Kit Teng Pang Employment Agreement effective April 1, 2003 (2)

4.4.     Kim Wah Chung Employment Agreement effective April 1, 2003 (2)

4.5. Banking Facility Letter, as amended, dated March 31, 2003 between Bonso and Bank of America (Asia) Ltd. (2)

4.6. Banking Facility Letter, as amended, dated April 22, 2003 between Bonso and Standard Charter Bank(2)

4.7.     Banking Facility Letter, as amended, dated April 8, 2003
         between Bonso and Standard Charter Bank(2)

4.8. Banking Facility Letter, dated March 5, 2001 between Bonso and Standard Charter Bank (2)

4.9. Banking Facility Letter, as amended, dated May 11, 2001 between Bonso and Standard Charter Bank (2)

4.10. Banking Facility Letter, as amended, dated May 17, 2002 between Bonso and Standard Charter Bank (2)

4.11. Banking Facility Letter, dated May 16, 2002 between Bonso and DBS Kwong on Bank Limited (2)

4.12. Banking Facility Letter, as amended, dated April 25, 2003 between Bonso and DBS Kwong on Bank Limited (2)

4.13. Banking Facility Letter, dated May 8, 2003 between Bonso, Korona and Commerzbank Aktiengesellschaft Bank (2)

4.14.    Banking Facility Letter, dated May 21, 2003 between Bonso and Hang Seng
         Bank Limited   (2)

4.15. Banking Facility Letter, dated April 8, 2003 between Bonso and the Hong Kong and Shanghai Banking Corporation Limited(2)

4.16. Banking Facility Letter, dated February 13, 2003 between Bonso and Natexis Banques Populaires Hong Kong Branch (2)

4.17. Banking Facility Letter, dated May 6, 2004 between Bonso and Standard Chartered Bank

4.18. Banking Facility Letter, dated January 15, 2004 between Bonso and Natexis Banques Populaires Hong Kong Branch

4.19. Banking Facility Letter, dated May 31, 2004 between Bonso and DBS Kwong on Bank Limited

4.20. Banking Facility Letter, dated May 5, 2004 between Bonso and the Hong Kong and Shanghai Banking Corporation Limited

4.21. Banking Facility Letter, dated April 8, 2004 between Bonso and Hang Seng Bank Limited

11.1     Code of Ethics For Chief Executive Officer and Chief Financial Officer

12.1 Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


(1) This document has been previously filed as Exhibit 4.1 to our Annual Report for the fiscal year ending March 31, 2001 on Form 20-F and is hereby incorporated by reference.
(2) These documents previously filed as Exhibits to our Annual Report for the fiscal year ended March 31, 2003 on Form 20-F and is hereby incorporated by reference.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                      BONSO ELECTRONICS INTERNATIONAL INC.



Dated:   August 13, 2004                      /s/ Anthony So
                                              ---------------------------------
                                                  Anthony So, President

                        Consolidated Financial Statements

                      Bonso Electronics International Inc.
                  (Incorporated in the British Virgin Islands)
                                and Subsidiaries

                                 March 31, 2004

              Bonso Electronics International Inc. and Subsidiaries
                   Index to Consolidated Financial Statements



Contents                                                                  Pages



Report of Independent Registered Public Accounting Firm.....................1



Consolidated Balance Sheets as of March 31, 2003 and 2004...................2



Consolidated Statements of Income (Loss) and Comprehensive
Income (Loss) for the years ended March 31, 2002, 2003 and 2004.............3



Consolidated Statements of Changes in Shareholders' Equity
for the years ended March 31, 2002, 2003 and 2004...........................4



Consolidated Statements of Cash Flows for the years ended
March 31, 2002, 2003 and 2004............................................5 and 6



Notes to Consolidated Financial Statements...............................7 to 36

             Report of Independent Registered Public Accounting Firm



Board of Directors and Shareholders of
Bonso Electronics International Inc. and Subsidiaries


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss) and comprehensive income (loss), of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Bonso Electronics International Inc. and its subsidiaries at March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





PricewaterhouseCoopers

Hong Kong,
June 30, 2004

                          Bonso Electronics International Inc. and Subsidiaries
                                      Consolidated Balance Sheets
                                 (Expressed in United States Dollars)
                                                                                  March 31
                                                                   ----------------------------------
                                                                         2003                    2004
                                                                            $                       $
Assets
Current assets
 Cash and cash equivalents                                           3,633,528             10,815,279
 Restricted cash deposits                                            4,104,168                  4,337
 Trade receivables, net                                              6,191,627             10,389,769
 Inventories                                                        12,656,518             10,881,932
 Notes receivable                                                      358,188                   --
 Tax recoverable                                                        52,087                 58,464
 Deferred income tax assets - current                                   38,348                 52,057
 Other receivables, deposits and prepayments                         1,166,234                888,658
                                                                   -----------            -----------
 Total current assets                                               28,200,698             33,090,496
                                                                   -----------            -----------
Deposits                                                               551,399                617,056

Deferred income tax assets - non current                               128,887                 15,178

Goodwill                                                             1,100,962              1,100,962

Brand name                                                           2,597,392              2,397,392

Property, plant and equipment
 Leasehold land and buildings                                       12,505,141             12,446,534
 Plant and machinery                                                12,801,183             15,401,460
 Furniture, fixtures and equipment                                   5,251,171              5,798,190
 Motor vehicles                                                        343,068                344,035
                                                                   -----------            -----------
                                                                    30,900,563             33,990,219
Less: accumulated depreciation and impairment                      (14,569,165)           (17,612,858)
                                                                   -----------            -----------
 Property, plant and equipment, net                                 16,331,398             16,377,361
                                                                   -----------            -----------
 Total assets                                                       48,910,736             53,598,445
                                                                   ===========            ===========

Liabilities and shareholders' equity
Current liabilities
 Bank overdraft                                                        216,410                156,429
 Notes payable                                                       4,818,971              3,244,194
 Accounts payable                                                    6,350,527              8,280,039
 Accrued charges and deposits                                        1,827,286              2,951,797
 Income taxes payable                                                     --                  279,485
 Short-term loans                                                    4,727,988              4,599,652
 Current portion of long-term debt                                     235,000                244,528
 Current portion of capital lease obligations                          247,940                433,869
                                                                   -----------            -----------
 Total current liabilities                                          18,424,122             20,189,993
                                                                   -----------            -----------
Long-term debt, net of current maturities                              543,712                613,209

Capital lease obligations, net of current maturities                    62,776                544,872

Commitments and contingencies (Notes 6(b) and 12)

Deferred income tax                                                       --                   39,718

Minority interests                                                      55,275                 14,203

Redeemable common stock

Redeemable common stock par value $0.003 per share
  - issued and outstanding shares: 2003 - 180,726;
  2004 - 180,726                                                     1,445,808              1,445,808

Shareholders' equity

Preferred stock par value $0.01 per share
  - authorized shares - 10,000,000
  - issued and outstanding shares: 2003-nil; 2004-nil                     --                     --
Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : 2003-5,529,133,
  2004-5,527,639                                                        16,583                 16,579
Additional paid-in capital                                          21,458,376             21,665,801
Deferred consultancy fee                                                  --                     --
Retained earnings                                                    6,533,224              8,515,793
Accumulated other comprehensive income                                 409,692                552,469
Common stock held in treasury, at cost -19.900 shares                  (38,832)                  --
                                                                   -----------            -----------
                                                                    28,379,043             30,750,642
                                                                   -----------            -----------
Total liabilities and shareholders' equity                          48,910,736             53,598,445
                                                                   ===========            ===========

                                    See notes to these consolidated financial statements



                               Bonso Electronics International Inc. and Subsidiaries
                       Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
                                        (Expressed in United States Dollars)


                                                                                  Year ended March 31,
                                                                     2002                 2003                 2004
                                                              -----------------------------------------------------
                                                                        $                    $                    $

Net sales                                                      53,303,101           46,330,054           74,706,725
Cost of sales                                                  40,192,242           35,527,943           57,481,103
                                                              -----------          -----------          -----------
Gross margin                                                   13,110,859           10,802,111           17,225,622

Selling expenses                                                2,476,285            2,466,653            3,121,900
Salaries and related costs                                      3,880,274            4,563,453            5,150,345
Research and development expenses                                 426,364              392,926              739,730
Administration and general expenses                             3,411,336            3,956,858            5,709,653
Amortization of brand name                                        202,608              200,000              200,000
                                                              -----------          -----------          -----------
Income (loss) from operations                                   2,713,992             (777,779)           2,303,994
Interest income                                                   166,723               85,178               57,169
Interest expenses                                                (645,045)            (532,624)            (499,512)
Foreign exchange gains (losses)                                   (39,954)             (96,592)              15,081
Other income                                                      181,272              169,456              752,310
Consultancy fee                                                  (381,420)            (381,420)                --
                                                              -----------          -----------          -----------
Income (loss) before income taxes and minority interest         1,995,568           (1,533,781)           2,629,042
Income tax expense                                               (189,962)             (37,314)            (401,504)
                                                              -----------          -----------          -----------
Net income (loss) before minority interest                      1,805,606           (1,571,095)           2,227,538
Minority interest                                                    --                (72,639)              41,072
                                                              -----------          -----------          -----------
Net income (loss)                                               1,805,606           (1,643,734)           2,268,610

Other comprehensive income, net of tax:
 Foreign currency translation adjustments net of tax                 --                173,720              142,777
                                                              -----------          -----------          -----------
Comprehensive income (loss)                                     1,805,606           (1,470,014)           2,411,387
                                                              ===========          ===========          ===========
Earnings (loss) per share
 Basic                                                        $      0.32          $     (0.29)         $      0.40
                                                              ===========          ===========          ===========

Diluted                                                       $      0.32          $     (0.29)         $      0.37
                                                              ===========          ===========          ===========

                                 See notes to these consolidated financial statements




                                         Bonso Electronics International Inc. and Subsidiaries
                                      Consolidated Statements of Changes in Shareholders' Equity
                                                 (Expressed in United States Dollars)


                                                     Common stock
                                           --------------------------------
                                                Shares                                 Additional                  Common
                                            issued and                Amount              paid-in              Stock held
                                           outstanding           outstanding              capital             at treasury
                                           -----------           -----------           ----------             -----------
                                                    $                     $                     $                       $

Balance, March 31, 2001                     5,496,133                16,484            21,854,160              (599,000)

Net income                                       --                    --                    --                    --
Amortization of
 deferred consultancy fee                        --                    --                    --                    --
(note 16(c))
Cash dividends declared
 on common stock
 ($0.1 per share)                                --                    --                    --                    --
Purchase of common stock                         --                    --                    --                (102,934)
Retirement of common stock                    (92,000)                 (276)             (701,658)              701,934
                                          -----------           -----------           -----------           -----------
Balance, March 31, 2002                     5,404,133                16,208            21,152,502                  --

Net loss)                                        --                    --                    --                    --
Amortization of deferred
consultancy fee                                  --                    --                    --                    --
(note 16(c))
Common stock issued
 upon acquisition of
 a subsidiary                                 125,000                   375               305,874                  --
Purchase of common stock                         --                    --                    --                 (38,832)
Foreign exchange
 translation adjustment                          --                    --                    --                    --
                                          -----------           -----------           -----------           -----------
Balance, March 31, 2003                     5,529,133                16,583            21,458,376               (38,832)
                                          ===========           ===========           ===========           ===========

Net income                                       --                    --                    --                    --
Common stock issued
 upon exercise of warrants                     32,982                    99               272,003                  --
Purchase of common stock                      (14,576)                  (43)              (25,806)                 --
Retirement of common stock                    (19,900)                  (60)              (38,772)               38,832
Dividend paid                                    --                    --                    --                    --
Foreign exchange
 translation adjustment                          --                    --                    --                    --
                                          -----------           -----------           -----------           -----------
Balance, March 31, 2004                     5,527,639                16,579            21,665,801                  --
                                          ===========           ===========           ===========           ===========


                                                                -4- (continued)


                                         Bonso Electronics International Inc. and Subsidiaries
                                  Consolidated Statements of Changes in Shareholders' Equity (Continued)
                                                 (Expressed in United States Dollars)


                                                                                      Accumulated
                                                                                            other
                                                                                    comprehensive
                                             Deferred                              income-foreign                 Total
                                          consultancy              Retained              currency         shareholders'
                                                  fee              earnings           adjustments                equity
                                          -----------             ---------           -----------         -------------
                                                    $                     $                     $                     $

Balance, March 31, 2001                      (762,840)            6,927,842               235,972            27,672,618

Net income                                       --               1,805,606                  --               1,805,606
Amortization of
 deferred consultancy fee                     381,420                  --                    --                 381,420
(note 16(c))
Cash dividends declared
 on common stock
 ($0.1 per share)                                --                (556,490)                 --                (556,490)
Purchase of common stock                         --                    --                    --                (102,934)
Retirement of common stock                       --                    --                    --                    --
                                          -----------           -----------           -----------           -----------
Balance, March 31, 2002                      (381,420)            8,176,958               235,972            29,200,220

Net loss)                                        --              (1,643,734)                 --              (1,643,734)
Amortization of deferred
consultancy fee                               381,420                  --                    --                 381,420
(note 16(c))
Common stock issued
 upon acquisition of
 a subsidiary                                    --                    --                    --                 306,249
Purchase of common stock                         --                    --                    --                 (38,832)
Foreign exchange
 translation adjustment                          --                    --                 173,720               173,720
                                          -----------           -----------           -----------           -----------
Balance, March 31, 2003                          --               6,533,224               409,692            28,379,043
                                          ===========           ===========           ===========           ===========

Net income                                       --               2,268,610                  --               2,268,610
Common stock issued
 upon exercise of warrants                       --                    --                    --                 272,102
Purchase of common stock                         --                    --                    --                 (25,849)
Retirement of common stock                       --                    --                    --                    --
Dividend paid                                    --                (286,041)                 --                (286,041)
Foreign exchange
 translation adjustment                          --                    --                 142,777               142,777
                                          -----------           -----------           -----------           -----------
Balance, March 31, 2004                          --               8,515,793               552,469            30,750,642
                                          ===========           ===========           ===========           ===========



                                         See notes to these consolidated financial statements

                                                                 -4a-


                                   Bonso Electronics International Inc. and Subsidiaries
                                           Consolidated Statements of Cash Flows
                                            (Expressed in United States Dollars)

                                                                               Year Ended March 31,
                                                                2002                 2003                 2004
                                                           ---------           ----------            ---------
                                                                   $                    $                    $
Cash flows from operating activities

 Net income (loss)                                         1,805,606           (1,643,734)           2,268,610
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation                                             2,738,937            3,297,608            2,675,549
  Amortization                                               548,978              550,300              553,491
  Impairment                                                    --                   --                161,499
  Consultancy fee                                            381,420              381,420                 --
  Minority interest                                             --                 72,639              (41,072)
  Other                                                        8,040              152,929             (407,090)

 Changes in assets and liabilities:
  Trade receivable                                           499,236            1,077,932           (4,198,142)
  Other receivables, deposits and prepayments                (99,911)            (111,441)             277,576
  Notes receivable                                           400,691              328,070              358,188
  Inventories                                               (932,725)          (2,314,599)           1,774,586
  Accounts payable                                           352,023            2,056,513            1,929,512
  Accrued charges and deposits                              (203,540)          (2,094,096)           1,274,511
  Other                                                      (26,286)             (45,497)             555,603
                                                         -----------          -----------          -----------
 Net cash provided by operating activities                 5,472,469            1,708,044            7,182,821
                                                         -----------          -----------          -----------

Cash flows from investing activities

 Restricted cash deposits                                 (1,098,644)            (131,626)           4,099,831
 Deposits for property, plant and equipment                  (16,038)            (551,399)            (617,056)
 Proceeds from disposal of property, plant and
  Equipment                                                   26,555              250,103              115,721
 Acquisition of property, plant and equipment               (756,010)          (1,912,056)          (2,543,734)
 Acquisition of a subsidiary, net of cash acquired        (3,044,184)            (519,805)                --
                                                         -----------          -----------          -----------
 Net cash used in investing activities                    (4,888,321)          (2,864,783)           1,054,762
                                                         -----------          -----------          -----------

Cash flows from financing activities

 Issue of shares on exercise of warrants and options            --                   --                272,102
 Repurchase of common stock                                 (102,934)             (38,832)             (25,849)
 Proceeds from long-term borrowings                             --                488,389               79,025
 Principal payments under long-term debt                     (38,451)             (65,245)            (140,472)
 Capital lease inception/(payments)                         (681,748)            (623,592)             668,025
 Net (repayment) advance under banking facilities         (2,648,766)           3,151,359           (1,763,094)
 Capital contribution by minority shareholder                   --                     32                 --
 Payment of dividends to stockholders                       (556,490)                --               (286,041)
                                                         -----------          -----------          -----------
 Net cash (used in) provided by financing activities      (4,028,389)           2,912,111           (1,055,832)
                                                         -----------          -----------          -----------

 Net (decrease) increase in cash and cash equivalents     (3,444,241)           1,755,372            7,181,751
 Cash and cash equivalents, beginning of year              5,322,397            1,878,156            3,633,528
                                                         -----------          -----------          -----------
 Cash and cash equivalents, end of year                    1,878,156            3,633,528           10,815,279
                                                         ===========          ===========          ===========




                                         See notes to these consolidated financial statements
                                                               -5-





                            Bonso Electronics International Inc. and Subsidiaries
                            Notes to Consolidated Financial Statements (continued)
                                     (Expressed in United States Dollars)


                                                             2002                2003                  2004
                                                                $                   $                     $
Supplemental disclosure of cash flow information

Cash paid during the year for:
    Interest paid                                         645,045             532,624              499,512
    Income tax paid, net of refund                        204,169             249,873              (21,123)

Non-cash investing and financing activities

    Property, plant and machinery acquired                743,821                --              1,551,119
      under capital leases

    Acquisition:
      Fair value of net assets acquired                 1,294,512             (18,107)                --
      Cash acquired                                         8,737            (150,728)                --







                             See notes to these consolidated financial statements

                                                   -6-

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies

     Bonso Electronics International Inc. ("the Company") and its subsidiaries (collectively, the "Group") are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, electronic consumer products and telecommunication products.

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

     The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include provisions made against inventories and trade receivable, and the valuation of long-lived assets. Actual results could differ from those estimates.

     The significant accounting policies are as follows:

(a)  Principles of consolidation

     The consolidated financial statements include the accounts of the Group. All significant intercompany accounts and transactions are eliminated in consolidation.

     Acquisitions of companies have been consolidated from the date on which control of the net assets and operations was transferred to the Group.

     Acquisitions of companies are accounted for using the purchase method of accounting. Goodwill represents the excess of the purchase cost over the fair value of assets acquired less liabilities assumed of acquired companies.

     During the financial year ended March 31, 2003, the Group adopted Statement of Financial Accounting Standard ("SFAS") No. 142 "Goodwill and Other Intangible Assets", which requires discontinuance of goodwill amortization and an annual impairment review. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down to its recoverable amount.

(b)  Cash and cash equivalents

     Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments.

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

(d)  Revenue recognition

     No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, delivery has occurred and collectibility of the sales price is reasonably assured. Revenue is recognized when title and risk of loss transfers to the customer, which is generally when the product is shipped to the customer from our facility. Shipping costs billed to our customers are included within revenue. Associated costs are classified in cost of goods sold.

     In addition, the products sold by the company are subject to a limited product quality warranty. The company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. The standard limited warranty period is one to three years. Quality returns are accounted for as a reduction of revenue. Historically, we have not experienced material differences between our estimated sales reserves and actual results.

(e)  Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

     Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. For the year ended March 31, 2004, the Group made a provision for impairment of approximately $161,000, included in administration and general expenses, on leasehold land and buildings due to the decline in market value.

     Goodwill is subject to an annual impairment review. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.

(f)  Brand name

     Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight-line method over the related estimated useful life of 15 years. Where an indication of impairment exists, the carrying amount of the brand name is assessed and written down to its recoverable amount.

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

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(h)  Trade receivable

     Provision is made against trade receivable to the extent that collection is considered to be doubtful.

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

(l)  Foreign currency translations

     (i) The Group's functional currency is United States dollar. The financial statements of foreign subsidiaries where United States dollar is the functional currency and which have certain transactions denominated in non-United States dollar currencies are translated into United States dollar at the exchange rates existing on that date. The translation of local currencies into United States dollars creates transaction adjustments which are included in net income (loss).


     (ii) The financial statements of foreign subsidiaries, where the non-United States dollar currencies are the functional currencies, are translated into United States dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for statement of income. Adjustments resulting from translation of these financial statements are reflected as a separate component of shareholders' equity in accumulated other comprehensive income.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(m)  Stock options and warrants

     Stock options have been granted to employees, directors and non-employee directors and warrants have been issued to certain shareholders and consultants. Upon exercise of the options and warrants, the holder can acquire share of common stock of the Group at an exercise price determined by the board of directors. The options are exercisable based on the vesting terms stipulated in the option agreements or plan. The Group follows the intrinsic method of accounting for these options. For options and warrants granted with an exercise price being equal to or higher than the market price of the common stock on the date of grant, no compensation expense is recognized in the financial statements.

(n)  Warrants issued for non - cash consideration

     Warrants issued in consideration for services rendered are recorded at fair value and a charge equivalent to fair value is included in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

(o)  Recent accounting pronouncements

     In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with SFAS No.150, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on the Group's financial statements.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIEs")" ("FIN No. 46"). The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as VIEs. FIN No. 46 requires VIEs to be consolidated by the primary beneficiary of the VIEs and expands disclosure requirements for both VIEs that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 also explains how to identify VIEs and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity.

     The provisions of FIN No. 46 were applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, were originally subject to the provisions of FIN No. 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying FIN No. 46 to entities created before February 1, 2003, to no later than December 31, 2003. In addition, the deferral permitted a company to apply FIN No. 46 as of July 1, 2003, to some or all of the VIEs in which it held an interest, and the rest on December 31, 2003.

     In December 2003, the FASB issued a revision to FIN No. 46 ("FIN No. 46R"), which clarifies and interprets certain of the provisions of FIN No. 46 without changing the basic accounting model in FIN No. 46. As a Foreign Private Issuer, the Company must apply the provisions of FIN No. 46R to those entities considered special purpose entities on January 1, 2004, and to other entities no later than December 31, 2004. The Company does not expect the adoption of the standard to have a material impact on the Company's financial position or results of operations.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(o)  Recent accounting pronouncements (Continued)

     In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) ("SFAS No. 132 (revised 2003)"), Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statement No. 87, 88, and 106 which revises employers' disclosures about pension plans and other postretirement benefits. It does not change the measurement or recognition of those plans required by SFAS No. 87, Employers' Accounting for Pensions, SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This statement retains the disclosure requirements contained in SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, investment strategy, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement is effective for financial statements periods ending after December 15, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

     In December 2003, the Securities and Exchange Commission issued SAB No. 104, "Revenue Recognition". SAB No. 104 supersedes SAB No. 101, "Revenue Recognition in Financial Statements". SAB No. 104's primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, superseded as a result of the issuance of Emerging Issues Task Force Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). Additionally, SAB No. 104 rescinds the Securities and Exchange Commission's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers ("the FAQ") issued with SAB No. 101 that had been codified in Securities and Exchange Commission Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. As a result, the adoption of this pronouncement did not have any impact on the Company's consolidated financial statements.

2    Allowance for doubtful accounts

     Changes in the allowance for doubtful accounts comprises:

                                                  2002        2003         2004
                                                     $           $            $
       Balance, April 1                           --       220,838      421,339

       Exchange adjustment                        --        28,549       24,076
       Acquisition of subsidiary                  --        20,027         --
       Additions charged to expense            220,838     290,556      187,679
       Write-off                                  --      (138,631)    (249,324)
                                              --------    --------     --------
       Balance, March 31                       220,838     421,339      383,770
                                              ========    ========     ========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

3     Inventories

(a)  The components of inventories are as follows:
                                                        2003                2004
                                                           $                   $
     Raw materials                                 5,585,392           4,367,216
     Work in progress                              3,339,078           3,340,770
     Finished goods                                3,732,048           3,173,946
                                                  ----------          ----------
                                                  12,656,518          10,881,932
                                                  ==========          ==========


     Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the years ended March 31, 2002, 2003 and 2004, there were non-cash write-offs of specific inventories of $Nil, $2,792 and $24,407 respectively.

4    Long-term debt

     Long-term debt comprises:

                                                                                                     March 31
                                                                                             -----------------------
                                                                                                2003            2004
                                                                                                   $               $

       Bank loan for acquisition of fixed assets, denominated
        in United States dollars, due in February 2006                                       466,667         306,667
       Long term bank loan at bank's floating base rate + 4%,
        denominated in Canadian dollars, due in March 2006                                   108,733          83,327
       Mortgage loan at bank's prime interest rate + 1.15%, denominated
        in Canadian dollars                                                                     --           256,761
       Business loans at bank's prime interest rate + 1.10%,
        denominated in Canadian dollars                                                         --            37,400
       Promissory note for the acquisition of subsidiaries due in
        March  2008 (see Note 10)                                                            203,312         173,582
       Less: current portion                                                                (235,000)       (244,528)
                                                                                            --------        --------
       Long-term debt, less current maturities                                               543,712         613,209
                                                                                            ========        ========


              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

4    Long-term debt (continued)

     Long term debt principal repayments are due as follows:

                                                                    $

           2005                                              244,528
           2006                                              249,105
           2007                                               61,433
           2008                                               55,022
           2009                                               11,628
           Thereafter                                        236,021
                                                            --------
           Total                                            $857,737
                                                            ========

5    Taxation

     (a) The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC, Germany, the United States, the United Kingdom and Canada. The current rates of taxation of the subsidiaries operating in Hong Kong and, Shenzhen in the PRC are 17.5% and 7.5% respectively. The subsidiary of the Group in Germany is registered as a partnership in Germany which is subject to a statutory tax rate of 14.17%. The Group is not subject to income taxes in the British Virgin Islands. The statutory tax rates in the United States, the United Kingdom and Canada are 15%, 19.64%, and 38% respectively.

     (b) Pursuant to the relevant income tax laws in the PRC, Bonso Electronics (Shenzhen) Co., Ltd, a wholly owned subsidiary of the Company, was fully exempt from PRC state income tax for two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Co., Ltd. was deemed to be the financial year ended December 31, 1998. During the financial year ended March 31, 2004, the 50% reduction was extended for another three years.

     (c)  The components of the income tax benefit (expense) are as follows:


                                                       2002                  2003                 2004
                                                          $                     $                    $

      Deferred income tax benefit (expense)          14,206                76,858              (149,468)
      Current income tax expense                   (204,168)             (114,172)             (252,036)
                                                   --------              --------              --------
      Total income tax expense                     (189,962)              (37,314)             (401,504)
                                                   ========              ========              ========



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5    Taxation (Continued)

     (d)  Deferred tax assets comprised the following:

                                                          2003             2004
                                                             $                $
      Deferred tax liabilities

      Accelerated depreciation                         (33,626)         (43,632)

      Deferred tax assets

      Tax loss carry forwards                          326,158          311,682
      Others                                            38,348           50,614
      Less: Valuation allowance                       (163,645)        (251,429)
                                                      --------         --------
                                                       200,861          110,867
                                                      --------         --------
      Net deferred tax assets                          167,235           67,235
      Less: current portion                            (38,348)         (52,057)
                                                      --------         --------
      Non current portion                              128,887           15,178
                                                      ========         ========

     As of March 31, 2004, the Group had accumulated tax losses amounting to $2,125,574 (the tax effect thereon is $311,682), which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and Germany. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized .

     As of March 31, 2004, the Group's accumulated tax losses have no definite period of expiration.

     (e)  Changes in the valuation allowance consist of:

                                                        2002                2003                2004
                                                           $                   $                   $

     Balance, April 1                                 10,149              10,149             163,645

     Addition debited to income tax expense             --               153,496              87,784
                                                     -------             -------             -------
     Balance, March 31                                10,149             163,645             251,429
                                                     =======             =======             =======




              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5    Taxation (Continued)

(f)  The actual income tax expense attributable to earnings for the years ended
     March 31, 2002, 2003 and 2004 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

                                                          2002                2003                2004
                                                              $                  $                   $

     Hong Kong statutory tax rate                         16.0%               16.0%              17.5%
     Income tax (expense) credit at the Hong
      Kong statutory tax rate                          (319,291)           245,405            (460,082)
     Offshore profit not subject to income tax          197,676             27,544             348,194
     Expenses not deductible for income tax
      purposes                                          (48,049)           (66,920)           (158,710)
     Changes in valuation allowance                           -           (153,496)            (87,784)
     Over (under) provision for Hong Kong
      tax in prior years                                (18,803)           (91,129)            (30,987)
     Income tax rate differentials                       (1,495)           (27,047)            (22,310)
     Tax losses utilized                                      -             28,329              10,175
                                                          -----              -----               -----
     Total income tax expense                          (189,962)           (37,314)           (401,504)
                                                       ========            =======            ========

6    Leases

(a)  Capital leases

     Motor vehicles and plant and machinery include the following amounts for capitalized leases:

                                                        Motor vehicles                      Plant and machinery
                                              ------------------------------         -------------------------------
                                                           March 31                               March 31
                                              ------------------------------         -------------------------------
                                                    2003                2004                2003                2004
                                                       $                   $                   $                   $

     Cost                                        110,065             110,065             939,049           2,316,002
     Less: accumulated amortization              (29,351)            (51,364)           (392,966)           (631,388)
                                              ----------          ----------          ----------          ----------
                                                  80,714              58,701             546,083           1,684,614
                                              ==========          ==========          ==========          ==========


              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

6    Leases (Continued)

(a)   Capital leases (Continued)

     During the years ended March 31, 2002, 2003 and 2004, the Group entered into additional capital lease obligations amounting to $743,821, $Nil and $1,551,119 respectively.

     Future minimum payments under capital leases as of March 31, 2004 with an initial term of more than one year are as follows:

                                                                              $

     2004                                                               468,889
     2005                                                               418,915
     2006                                                               174,548
                                                                      ---------
     Total minimum lease payments                                     1,062,352

     Less: amount representing interest                                 (83,611)
                                                                      ---------
     Present value of net minimum lease payments (including
      current portion of $433,869 as of March 31, 2004)                 978,741
                                                                      =========

(b)  Operating leases

     As of March 31, 2004, future minimum lease commitments in respect of non-cancellable operating leases for factory, office premises and staff quarters in Hong Kong, the PRC, Germany, the United States, the United Kingdom and Canada are as follows:

                                                                               $

     2005                                                               521,819
     2006                                                               426,479
     2007                                                               271,052
     2008                                                               105,006
     2009                                                                94,963
     Thereafter                                                         227,341
                                                                      ----------
                                                                      1,646,660
                                                                      ==========

     Rental expense for all operating leases amounted to $286,351, $311,417 and $478,986 for the years ended March 31, 2002, 2003 and 2004, respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7    Banking facilities

     As of March 31, 2004, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, short-term loans and long-term loans. The facilities are interchangeable with total amounts available of $28,639,502 (2003: $27,849,377). The general banking facilities utilized by the Group are denominated in United States dollars, Hong Kong dollars, Renminbi, Japanese Yen and Canadian dollars.

     The Group's general banking facilities, expressed in United States dollars, are further detailed as follows:

                                                                                Terms of banking facilities as of
                               Amount available            Amount utilized                  March 31, 2004
                          ------------------------    ---------------------     --------------------------------
                                    March 31                  March 31
                          ------------------------    ---------------------
                                2003          2004         2003         2004            Interest       Repayment
                                   $             $            $            $                rate           terms
     Import and export
      Facilities

     Letters of credit    12,756,410    15,948,718    5,595,443    3,340,044

     Including
     sub-limit
      of:
      Notes payable       12,756,410    15,948,718    4,818,971    3,244,194    Prime rate minus    Repayable in
                                                                                   0.5% to Prime     full within
                                                                                         rate or     four months
                                                                                     HIBOR +2.5%

     Short-term loans     12,869,375    10,430,318    4,727,988    4,599,652          Prime rate    Repayable in

                                                                                      minus 0.5%     full within
                                                                                        or HIBOR   twelve months
                                                                                       +2.25% to
                                                                                     HIBOR +2.5%

     Other facilities

     Bank overdrafts       1,648,192     1,647,257      216,410      156,429       Prime rate or       Repayable
                                                                                     HIBOR +0.5%       on demand
                                                                                   to Prime rate
                                                                                    plus 0.5% or
                                                                                           0.75%

     Long-term loans         575,400       613,209      575,400      613,209      Prime rate +4%       Repayable
      (Note 4)                                                                          or HIBOR  in full within
                                                                                          +2.25%      thirty-six
                                                                                                          months

                          ----------    ----------   ----------    ---------
                          27,849,377    28,639,502   11,115,241    8,709,334
                          ==========    ==========   ==========    =========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7    Banking facilities (Continued)

     The amounts of banking facilities utilized by the Group are denominated in the following currencies:

                                                            Amount utilized
                                                    ----------------------------
                                                                March 31
                                                         2003               2004
                                                            $                  $
     Euro                                           4,369,800          4,599,651

     Hong Kong dollars                              1,924,582          1,496,533

     Japanese Yen                                     179,828             38,578

     United States dollars                          4,315,888          2,040,655

     Canadian dollars                                 325,143            533,917
                                                   ----------         ----------
                                                   11,115,241          8,709,334
                                                   ==========         ==========

     The Prime Rate and HIBOR rate were 5% and 1.375% per annum, respectively, as of March 31, 2004. The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.

     The banking facilities are collateralized by the following:

     (a) a legal charge over leasehold properties of the Group with net book value of $2,962,207 (2003: $3,521,810);

     (b) bank guarantee of $5,124,430 (2003:$ 6,178,615) and restricted cash deposits of $4,337 (2003: $4,104,168). The restricted cash deposits have original maturities of less than three months;

     (c) a legal charge over certain assets of one of the Group's subsidiaries; and

     (d) a personal guarantee of $102,000 (2003: $102,000) by a director of one of the Group's subsidiaries.

     The weighted average interest rate of short-term borrowings of the Group is as follows:

                                                       Year ended March 31
                                                    -------------------------
                                                     2003                2004

     Bank overdrafts                                5.45%               5.25%
     Notes payable                                  5.05%               4.33%
     Short-term loans                               5.05%               4.33%

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

8 Related party transactions

(a) The Group paid emoluments, commissions and/or consultancy fees to its directors as follows:


     Year ended          Mr. So Hung Gun,      Ms. Pang Kit        Mr. Chung Kim
     March 31                    Anthony        Teng, Cathy                  Wah

     2002                  $559,672 (iii)          $109,497         $140,016(ii)
     2003                  $671,836 (iii)          $125,262         $149,606(ii)
     2004                  $630,821 (iii)          $128,015         $152,554(ii)


          Mr. Fok Woo         Mr. George         Mr. J Stewart         Mr. Henry
                 Ping            O'Leary               Jackson         Schlueter

     2002         Nil        $165,000(i)                  Nil       $108,379(iv)
     2003         Nil        $180,000(i)                  Nil       $142,870(iv)
     2004         Nil        $172,125(i)                  Nil       $230,909(iv)

     (i) This represented consultancy fee paid to Mr. George O'Leary. Since April 1, 2001, a monthly consultancy fee was paid to Mr. O'Leary for provision of support and marketing services in the United States.

     (ii) Included in the emoluments is a housing allowance for $38,462 for each of the three years in the period ended March 31, 2004 payable to a company in which Mr. Chung Kim Wah has a beneficial interest.

     (iii) Apart from the emoluments paid by the Group as shown above, one of the properties of the Group in Hong Kong is also provided to Mr. So Hung Gun, Anthony as part of his compensation.

     (iv) Mr. Henry Schlueter was appointed as a director of the Company on October 10, 2001. The amount for the years ended March 31, 2002, 2003 and 2004 represented professional fees paid to Schlueter & Associates, P.C., the Group's SEC counsel in which Mr Henry Schlueter is one of the principals.

(b) For the year ended March 31, 2004, the Group sold scales to Tantric Europe Ltd. ("Tantric") amounting to $15,900. Tantric is 50% owned by Mohan Thadani the Chief Executive Officer and minority shareholder of one of the subsidiaries of the Company.

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

(d) BEL's total contributions to the Plan and the MPF for the years ended March 31, 2002, 2003 and 2004 amounted to $78,995, $73,945 and $77,402, respectively.

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

     On October 22, 2002, Augusta filed a request for arbitration in the state of New York and on January 13, 2003, the Group filed its answer to Augusta's request for arbitration asserting that Augusta breached the agreement and the implied duty of good faith and fair dealing by withholding consent from Korona's auditors for the release of Korona's financial statements. In September 2003, a three-member panel of the arbitration tribunal heard testimony from the Group and Augusta during a two-day hearing.

     On January 13, 2004, the arbitration tribunal issued a partial award in favor of Augusta, finding that while Augusta did cause the accountants to delay beginning work on the reconciliation of Korona's financial to U.S. GAAP, that delay was not the cause of the Group's failure to get the stock registered by the deadline. The arbitration tribunal awarded Augusta reasonable costs associated with the arbitration. On February 5, 2004, the Group filed a notice of intent to pursue further defenses not resolved in the partial award. In April 2004, a further hearing was held before the arbitration tibunal during which the Group argued its additional defenses.

     If the Group is unsuccessful with its additional defenses in the arbitration, the Group may be obligated to exchange the stock for the promissory note, to be repaid with accrued interest, and may be required to reimburse Augusta its attorney fees and expenses incurred in the arbitration.

     Management believes that it is probable that the final award in relation to the additional defenses will be in favor of Augusta. As a result, a provision of US$1.2 million was made in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the year ended March 31, 2004 to account for the accrued interest, attorney fees and expenses arising from the arbitration. Management considers that the provision being made is adequate but not excessive.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

10   Business acquisition (continued)

     The allocation of the purchase price is as follows:

                                                                              $
     Cash consideration                                               2,730,000
     Common stock consideration                                       1,445,808
     Less: Fair value of net assets acquired                         (1,294,512)
     Less: Fair value of brand name                                  (3,000,000)
     Less: Cash received for the warehouse and investment            (1,176,975)
     Plus: Book value of warehouse and investment                     1,176,975
     Plus: Transaction and closing costs                                376,845
                                                                      ---------
     Goodwill                                                           258,141
                                                                      =========

     The Group incurred additional transaction costs in the year ended March 31, 2003 related to the acquisition of Korona, which have resulted in an increase to goodwill of $53,924. No amortization charge related to goodwill was incurred during the current financial year.

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

     The allocation of the purchase price is as follows:

                                                                              $

      Cash consideration                                                230,644
      Promissory note                                                   203,312
      Common stock consideration                                        306,250
      Plus: Fair value of net liabilities acquired                       35,503
      Less: Minority shareholders' interest                             (17,396)
      Plus: Transaction and closing costs                                84,508
                                                                       --------
      Goodwill                                                          842,821
                                                                        =======

     Total consideration consisted of cash, common stock and a promissory note issued to Gram. The value of the common stock issued (125,000 shares at $2.45 each) was determined based on the market price of the Group's stock on the date of the acquisition, which was also the date the terms of acquisition were agreed to and announced. The total promissory note of $231,000 is unsecured, non-interest bearing and repayable in five yearly installments through March 31, 2008 (see Note 4). The value at acquisition of $203,312 was calculated based on an imputed interest rate of 4%. The goodwill above arose on August 1, 2002 and is not amortized but subject to annual impairment review.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

11   Goodwill and Brand name

     Goodwill and brand name are analysed as follows:

                                                        Goodwill                             Brand name
                                                        --------                             ----------
                                                        March 31                              March 31
                                                        --------                              --------
                                                  2003               2004               2003                2004
                                                     $                  $                  $                   $

     Cost                                    1,100,962          1,100,962          3,000,000           3,000,000
     Less: accumulated amortization               --                 --             (402,608)           (602,608)
                                            ----------         ----------         ----------          ----------
                                             1,100,962          1,100,962          2,597,392           2,397,392
                                            ==========         ==========         ==========          ==========

     The Group adopted SFAS No. 142 during the year ended March 31, 2003. Goodwill of the Group of $204,217 and $1,100,962 as at March 31, 2003 and 2004 respectively was not subject to amortization. Amortization expense related to brand name was $202,608, $200,000 and $200,000 for the years ended March 31, 2002, 2003 and 2004, respectively.

12   Commitments and contingencies

(a) As of March 31, 2004, the Group had commitments to acquire plant and machineries from third parties for an aggregate consideration of $143,404 (2003: $125,882), of which $71,875 (2003: $40,759) had been paid as deposits.

(b)  The dispute with Augusta was discussed in Note 10.

(c) Vector Distribution System Inc., a subsidiary of Gram, was subject to two cases of lawsuits for alleged patent infringement. The Group considers the possibility of an unfavourable outcome to be remote and as such have not made any provision for these cases as at March 31, 2004.

(d)  Litigation

     Jefferson County Colorado Litigation

     On August 20, 2003, the Company and three of the Company's directors were served with a copy of a Complaint filed on July 23, 2003 in District Court of Jefferson County, State of Colorado, Case No. 03CV2505. Plaintiffs Doug Moreland, William Pinard, Richard Pinard, Leigh Investment Company, LP, Patricia Johnson, Jason Pinard and Larry Rowe (collectively the "Plaintiffs") named Anthony So, George O'Leary, Henry F. Schlueter, Cathy Pang, and John Stewart Jackson (the "Individual Defendants") and the Company as defendants in the case.

     On September 26, 2003, the Company and the Individual Defendants filed a motion to dismiss the Complaint for lack of standing, failure to state a claim, and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

12   Commitments and contingencies (Continued)

(d)  Litigation (Continued)

     On October 30, 2003, the Plaintiff's filed an amended complaint (the "Amended Complaint") with the substantially the same factual allegations as asserted in the original Complaint. The Amended Complaint alleged derivative claims (the "Derivative Claims") against the Individual Defendants for breaches of fiduciary duties for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information and (iii) waste of corporate assets. The Derivative Claims allege that the Company has sustained damages as a result of the Individual Defendants actions. The Amended Complaint sought disgorgement of all profits realized by the Individual Defendants, the imposition of a constructive trust in favor of the Company for the amount of profits received by the Individual Defendants as a result of their sales of the Company's stock and damages in favor of the Company for breaches of the Individual Defendants fiduciary duties. In response, the Company engaged an independent counsel to review the validity and appropriateness of the Derivative Claims.

     The Amended Complaint also alleged individual claims (the "Individual Claims") against the Individual Defendants for breach of fiduciary duty against the individual defendants for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information, (iii) negligent misrepresentations, and (iv) fraud.

     On November 20, 2003, the Company and the Individual Defendants filed a motion to dismiss the Amended Complaint for lack of standing and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado. On January 8, 2004, the Court entered an Order denying Defendants' motion to dismiss but requiring the non-resident Plaintiff to file a cost bond.

     Thereafter, Defendants filed a Verified Second Amended Complaint (the "Second Amended Complaint") on January 21, 2004. While the Second Amended Complaint asserts essentially the same derivative and direct claims as the Amended Complaint, it includes new factual allegations concerning the Company's December 17, 2003 announcement to extend the expiration date of its December 31, 2003 warrants (the "Warrants") and reduce the exercise price. Specifically, the Plaintiffs allege, upon information and belief, that one or more of the Individual Defendants purchased warrants between November 11, 2003 and December 17, 2003 based on information that the Warrants would be extended and the strike price would be reduced. The Company is currently proceeding with discovery in this matter. As with each of the previous complaints filed by Plaintiffs, the Company and the Individual Defendants believe there is no basis for the claims asserted in the Second Amended Complaint and both intend to defend this action vigorously.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Earnings per share

                                                                      Year ended March 31
                                                   ------------------------------------------------------
                                                        2002                  2003                   2004
                                                           $                     $                      $

     Income (loss) available to common
      shareholders                                 1,805,606            (1,643,734)             2,268,610

     Weighted average shares outstanding           5,586,920             5,599,238              5,702,015
     Incremental shares from assumed
      exercise of:
       Warrants                                         --                    --                    3,746
       Stock options                                  65,932                  --                  354,503
                                                  ----------            ----------             ----------
     Dilutive potential common shares                 65,932                  --                  358,249
                                                  ----------            ----------             ----------
     Diluted weighted average shares               5,652,852             5,599,238              6,060,264
                                                  ==========            ==========             ==========

     Basic earnings (loss) per share              $     0.32            $    (0.29)            $     0.40
     Diluted earnings (loss) per share            $     0.32            $    (0.29)            $     0.37


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

     Options to purchase 30,000 shares, 228,000 shares and 20,000 shares of common stock at $7.875, $8.00 and $8.125 per share, respectively, were outstanding as at March 31, 2004 but were not included in the calculation of diluted earnings per share during the year ended March 31, 2004 due to their anti-dilutive effect.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

14   Shareholders' equity

(a)  Repurchase of common stock

     In April 2001, the Board of Directors authorized the repurchase of the common stock of the Company up to a total consideration of $500,000. The Board of Directors believed that the common stock was undervalued, and that the repurchase of common stock would be beneficial to the Company's shareholders. Between April 2001 to October 2001, the Company repurchased 17,000 shares of the Company's common stock at an average cost of $6.05 per share, for a total cost of $102,934.

     In October 2001 and March 2002, 15,000 shares and 2,000 shares, respectively of the repurchased common stock were cancelled, and returned to the status of authorized but un-issued shares.

     Between December 2002 to March 2003, the Company repurchased 19,900 shares of the Company's common stock at an average cost of $1.95 per share, for a total cost of $38,832.

     Between April 2003 to June 2003, the Company repurchased 14,576 shares of the Company's common stock at an average cost of $1.77 per share, for a total cost of $25,849. Between September 2003 and October 2003, 34,476 shares of the repurchased common stock were cancelled, and returned to the status of authorized but un-issued shares.

(b)  Preferred stock

     On October 10, 2001, the Company's Memorandum and Articles of Association were amended such that the authorized share capital of the Company was increased by $100,000 by the creation of 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company's Board of Directors in its sole discretion without the approval of the shareholders with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company's Memorandum of Association. The Company has not issued any shares of preferred stock up to March 31, 2004.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Stock option plan

(a) Effective February 10, 2004, the Corporation's Board of Directors adopted and approved the Corporation's 2004 Stock Option Plan (the "2004 Plan"). The 2004 Plan authorizes the granting of up to six hundred thousand (600,000) shares of the Company's Common Stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan. The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Corporation. The exercise price of options granted under the 2004 Plan may be less than the fair market value of the common shares on the date of grant. The maximum term of options granted under the 2004 Plan is 10 years.

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

     In January 2000, the Company granted options to certain employees to purchase an aggregate of 23,700 shares of common stock of the Company at an exercise price of $8.00 per share, which was equal to the market value on the date of grant, in accordance with the 1996 Stock Option Plan. The options shall expire on January 6, 2010 and can be exercised at any time immediately after granting. None of the options were exercised during the year ended March 31, 2000, and 13,700 stock options were exercised to purchase 7,023 shares of common stock of the Company during the year ended March 31, 2001. None of such options have been exercised during the years ended March 31, 2002, 2003 and 2004.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Stock option plan (Continued)

     In January 2000, the Company issued options to the directors and an employee of the Company to purchase an aggregate of 218,000 shares of common stock of the Company at an exercise price of $8.00. The options shall expire on January 6, 2010 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. None of such options have been exercised during the years ended March 31, 2002, 2003 and 2004.

     In January 2000, the Company issued options to two non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 20,000 shares of the common stock of the Company at an exercise price of $8.125 per share, which was equal to the market value on the date of grant. The options shall expire on January 12, 2010 and can be exercised at any time immediately after granting. None of such options have been exercised during the years ended March 31, 2002, 2003 and 2004.

     In January 2001, the Company issued options to three non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 30,000 shares of the common stock of the Company at an exercise price of $7.875 per share, which was equal to the market value on the date of grant. The options shall expire on January 9, 2011 and can be exercised at any time after granting. None of the options have been exercised during the years ended March 31, 2002, 2003 and 2004.

     In April 2001, the Company issued options to certain directors and certain employees of the Company to purchase an aggregate of 196,000 shares of common stock of the Company at an exercise price of $3.65. The options shall expire on April 9, 2011 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the years ended March 31, 2002, 2003 and 2004.

     In October 2001, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $2.55. The options shall expire on October 15, 2011 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the years ended March 31, 2002, 2003 and 2004.

     In March 2002, the Company issued options to certain directors of the Company to purchase an aggregate of 168,000 shares of common stock of the Company at an exercise price of $2.50. The options shall expire on March 6, 2012 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the years ended March 31, 2002, 2003 and 2004.

     In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61. The options shall expire on March 31, 2013 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the year ended March 31, 2004.

     In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12. The options shall expire on March 25, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the year ended March 31, 2004.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Stock option plan (Continued)

(b)  The stock options summary as of March 31, 2004 is as follows:

                                                                            Average per share
                                                    Number                 Exercise               Market
                                                 of shares                    price                price

     Balance March 31, 2001                        278,000               $    7.996            $    7.996

     Granted                                       394,000               $    3.076            $    3.076
                                                 ---------               ----------            ----------
      Balance, March 31, 2002 and 2003             672,000               $     5.11            $     5.11

     Granted                                       412,500               $     2.05            $     2.05
                                                 ---------               ----------            ----------
      Balance, March 31, 2004                    1,084,500               $     3.95            $     3.95
                                                 =========               ==========            ==========

(c) The following table summarizes the information about all stock options of the Company outstanding as at March 31, 2004:

                                                                          Weighted
                                                    Number                 average             Exercisable
     Weighted average                       outstanding at          remaining life               shares at
     exercise price                         March 31, 2004                 (years)          March 31, 2004
     --------------                         --------------                 -------          --------------

     $1.61                                         372,500                     9.0                372,500
     $2.50                                         168,000                     8.9                168,000
     $2.55                                          30,000                     7.5                 30,000
     $3.65                                         196,000                     7.0                196,000
     $6.12                                          40,000                      10                 40,000
     $7.875                                         30,000                     6.8                 30,000
     $8.00                                         228,000                     5.8                228,000
     $8.125                                         20,000                     5.8                 20,000
                                                 ---------                                      ---------
     $3.95                                       1,084,500                     7.7              1,084,500
                                                 =========                                      =========



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Stock option plan (Continued)

(d)  The Company applies Accounting Principles Board ("APB") Opinion No. 25,
     "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, as the exercise price of all the options issued by the Company was equal to or higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for the years ended March 31, 2002, 2003 and 2004.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted during the years ended March 31, 2002, 2003 and 2004 were $939,314, $0 and $844,525, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes
     Option Valuation model with the following weighted-average assumptions for the years ended March 31, 2002, 2003 and 2004:

                                                                      2002          2003                 2004
                                                                         $             $                    $

     Weighted risk-free interest rate                                 4.55%          N/A                2.83%
     Dividend yield                                                   --              --                1.53%
     Weighted volatility factor of the expected market
       price of the Company's common share                          102.35%          N/A               98.24%
     Weighted average expected life of the option                   5 years          N/A              5 years


     For purposes of pro forma disclosure, the estimated fair value of the options is charged to net income (loss) of the respective years. The
     Group's pro forma information is as follows:

                                                                         2002                 2003                  2004
                                                                            $                    $                     $

     Net income (loss) as reported                                  1,805,606           (1,643,734)            2,268,610

     Deduct:
     Total stock-based employee compensation expense
       determined under fair value based method for all
       stock options, net of related tax effects
                                                                     (939,314)                --                (844,525)
                                                                -------------        -------------         -------------
     Pro forma net income (loss)                                      866,292           (1,643,734)            1,424,085

     Basic earnings (losses) per share

      As reported                                               $        0.32        $       (0.29)        $        0.40
      Pro forma                                                 $        0.16        $       (0.29)        $        0.25

     Diluted earnings (losses) per share

      As reported                                               $        0.32        $       (0.29)        $        0.37
      Pro forma                                                 $        0.15        $       (0.29)        $        0.23

                                                              -31-

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

16   Warrants

(a) On January 5, 2000, the Company declared a one-for-one warrant dividend on all warrants which either were outstanding as of the close of trading on January 19, 2000 or which were exercised during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. A total of 2,174,403 new warrants were issued accordingly on June 1, 2000. Each two new warrants were exercisable to purchase 1 share of common stock of the Company at an exercise price of $17.50, which was equal to the market price on that date. The warrants originally expired on December 31, 2001. In October 2001, our board of directors extended the expiration date until December 31, 2002, and in July 2002, extended the expiration date until December 31, 2003. On December 17, 2003 the Board of Directors extended the expiration date until February 13, 2004 and the exercise price was reduced from $17.50 to $8.25. No warrants were exercised during the fiscal years ended March 31, 2002 and 2003. During the fiscal year ended March 31, 2004, 65,964 warrants were exercised and 32,982 shares of common stock of the Company were issued. The remaining 2,108,439 warrants expired on February 13, 2004.

(b) On January 14, 2000, the Company entered into an agreement with Profit Concepts Limited ("Profit Concepts"), which provided consulting services to the Company. The agreement provided for the issuance by the Company to Profit Concepts of 250,000 non-callable warrants to purchase 250,000 shares of the Company's common stock at $8.00 per share, which was equal to the market price on that date. Profit Concepts was to provide advisory services to the Company and the warrants were exercisable for a period of three years from January 14, 2000. Profit Concepts exercised 50,000 warrants and were issued 50,000 shares of the Company's common stock at $8.00 per share during the year ended March 31, 2001. The remaining warrants expired on January 13, 2003 and no additional warrants were exercised.

     The fair value of the warrants on the date of issue was $1,144,260 and was recognized as consultancy fee in the Consolidated Statements of Income
     (Loss) and Comprehensive Income (Loss) on a straight-line basis over the period of services by Profit Concepts which commenced on July 1, 2000 and concluded on January 13, 2003. The consultancy fee charged to the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) amounted to $381,420, $381,420 and $381,420 for the years ended March 31, 2001, 2002 and 2003 respectively.

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

     Telecommunication products operations principally involve production and modification of two-way radios and cordless telephones that are used in consumer and commercial applications.

     Health care products operations principally involve production of thermometers and blood pressure meters used by consumers.

     The Group established the "Other" segment which principally includes the activities of (i) tooling and mould charges for scales and telecommunication products, and (ii) supporting service to customers including performing repair work for customers and sales of spare parts.

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

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

17   Business segment information (Continued)

     Summarized financial information by business segment for 2002, 2003 and 2004 is as follows:

                                                                         Identifiable     Depreciation
                                               Net        Operating      assets as of              and          Capital
                                             sales     profit/(loss)         March 31     amortization      expenditure
                                             -----    -------------       -----------     ------------      -----------
                                                 $                $                 $                $                $
     2004
     ----
     Scales                             46,211,039        5,827,669        27,443,213        1,566,913        2,628,677
     Telecommunication products         27,450,322        1,026,131         8,718,211        1,238,270          181,237
     Health care products                     --               --                --               --               --
     Other                               1,045,364          173,870           716,479           58,078          114,700
                                        ----------       ----------        ----------       ----------       ----------
     Total operating segments           74,706,725        7,027,670        36,877,903        2,863,261        2,924,614
     Corporate                                --         (4,723,676)       16,720,542          365,779           60,860
                                        ----------       ----------        ----------       ----------       ----------
     Group                              74,706,725        2,303,994        53,598,445        3,229,040        2,985,474
                                        ==========       ==========        ==========       ==========       ==========

     2003
     ----

     Scales                             27,443,774        3,855,701        24,672,560        2,019,590          837,113
     Telecommunication products         15,729,490           94,623         7,158,520        1,177,268           66,310
     Health care products                     --               --                --               --               --
     Other                               3,156,790          290,626         1,403,184          183,356           84,354
                                        ----------       ----------        ----------       ----------       ----------
     Total operating segments           46,330,054        4,240,950        33,234,264        3,380,214          987,777
     Corporate                                --         (5,018,729)       15,676,472          467,694          940,317
                                        ----------       ----------        ----------       ----------       ----------
     Group                              46,330,054         (777,779)       48,910,736        3,847,908        1,928,094
                                        ==========       ==========        ==========       ==========       ==========

     2002
     ----

     Scales                             33,451,978        6,990,999        21,403,551        1,266,122          919,550
     Telecommunication products         17,359,570          821,153         6,677,075        1,109,584          610,533
     Health care products                   81,660            1,110             2,499              233              202
     Other                               2,409,893        1,762,854         3,967,575          370,670          320,493
                                        ----------       ----------        ----------       ----------       ----------
     Total operating segments           53,303,101        9,576,116        32,050,700        2,746,609        1,850,778
     Corporate                                --         (6,862,124)       12,400,377          541,306          934,993
                                        ----------       ----------        ----------       ----------       ----------
     Group                              53,303,101        2,713,992        44,451,077        3,287,915        2,785,771
                                        ==========       ==========        ==========       ==========       ==========

     Operating profit by segment equals total operating revenues less expenses which are related to the segment's operating revenues. Operating loss of the corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group.
     Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, deferred income tax assets and other identifiable assets not related specifically to individual segments. Goodwill of $204,217, $1,100,962 and $1,100,962 arising from the purchase of Korona and Gram, is included in identifiable assets of the Scales segment as of March 31, 2002, 2003 and 2004 respectively.



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

17   Business segment information (Continued)

(b)  The Group primarily operates in Hong Kong, the PRC, Germany, Canada, the
     United States and the United Kingdom. The manufacture of components and their assembly into finished products is carried out in the PRC. The Hong
     Kong office is mainly responsible for the purchase of raw materials, arrangement of shipments and research and development. Subsidiaries in Germany, Canada, the United States and the United Kingdom are responsible for the distribution of electronics scales and telecommunication products in Europe and North America. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong, the PRC, Germany, Canada, the United States and the United
     Kingdom.

         Identifiable assets by geographical areas are as follows:

                                                          2003              2004
                                                             $                 $

     Hong Kong                                      17,823,526        18,736,809
     The PRC                                        20,707,989        20,836,442
     Germany                                         6,335,920         8,284,162
     Canada                                          1,880,559         3,578,290
     United States of America                        1,444,464         1,444,464
     United Kingdom                                    718,278           718,278
                                                    ----------        ----------
     Total assets                                   48,910,736        53,598,445
                                                    ==========        ==========

(c) The following is a summary of net export sales by geographical areas constituting 10% or more of total sales of the Group for the years ended
     March 31, 2002, 2003 and 2004:

                                                                        Year ended March 31
                               ------------------------------------------------------------------------------------------------
                                      2002               %             2003                %             2004                %
                                        $                                 $                                 $

     North America             24,553,379               46       22,017,956               48       45,070,191               61
     Europe                    25,641,446               48       21,059,227               45       27,791,392               37
     Others                     3,108,276                6        3,252,871                7        1,845,142                2
                               ----------       ----------       ----------       ----------       ----------       ----------
                               53,303,101              100       46,330,054              100       74,706,725              100
                               ==========       ==========       ==========       ==========       ==========       ==========


(d) The details of sales made to customers constituting 10% or more of total sales of the Group are as follows:

                                                                                Year ended March 31
                                                     -----------------------------------------------------------------------
                                     Business               2002         %        2003        %             2004            %
                                     segment                  $                     $                         $

     Sunbeam  Products,  Inc.         Scales              --       --           --           --      10,301,621           14
     (USA)
     TTI Tech Co., Ltd.                Tele-
                               communication
                                    products          2,312,697        4    3,550,470            8   18,664,970           25
     Global Link  Corporation          Tele-
     Ltd
                               communication
                                    products              --       --       2,421,902            5    7,927,646           11
     Trisquare Communications          Tele-
      (HK) Company             communication
      Limited                        products        11,497,223       22    6,693,470           14       51,156         --
     Salter Housewares Ltd.            Scales
                                                      2,724,635        5    4,686,207           10    4,589,024            6
                                                     ----------   ------   ----------   ----------   ----------   ----------
                                                     16,534,555       31   17,352,049           37   41,534,417           56
                                                     ==========   ======   ==========   ==========   ==========   ==========

                                                                    -35-

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