Form 20-F
period 2005-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2005-09-23
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

                                Unit 1106 - 1110
                                11/F, Star House
                                3 Salisbury Road
                                   Tsimshatsui
                               Kowloon, Hong Kong
                               ------------------
                    (Address of principal executive offices)

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

     5,577,639 shares of common stock, $0.003 par value, at March 31, 2005

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

                        Item 17 [ ]           Item 18 [X]

                                TABLE OF CONTENTS
                                -----------------
                                                                            Page
                                                                            ----

PART I
Item 1.   Identity of Directors, Senior Management and Advisors.............   2
Item 2.   Offer Statistics and Expected Timetable...........................   2
Item 3.   Key Information...................................................   2
Item 4.   Information on the Company........................................  14
Item 5.   Operating and Financial Review and Prospects......................  25
Item 6.   Directors, Senior Management and Employees........................  40
Item 7.   Major Shareholders and Related Party Transactions.................  49
Item 8.   Financial Information.............................................  53
Item 9.   The Offer and Listing.............................................  53
Item 10.  Additional Information............................................  54
Item 11.  Quantitative and Qualitative Disclosures about Market Risk........  59
Item 12.  Description of Securities Other Than Equity Securities............  59

PART II
Item 13.  Defaults, Dividend Arrearages and Delinquencies...................  60
Item 14.  Material Modifications to the Rights of Security Holders
            and Use of Proceeds.............................................  60
Item 15.  Controls and Procedures...........................................  60
Item 16.  Reserved..........................................................  61
Item 16A. Audit Committee Financial Expert..................................  61
Item 16B. Code of Ethics....................................................  61
Item 16C. Principal Accountant Fees and Services............................  61
Item 16D. Exemptions from the Listing Standards for Audit Committees........  63
Item 16E. Purchases of Equity Securities by the Issuer and
            Affiliates Purchasers ..........................................  63

PART III
Item 17.  Financial Statements..............................................  63
Item 18.  Financial Statements..............................................  63
Item 19.  Exhibits..........................................................  64
SIGNATURES..................................................................  65

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

REFERENCES

     In this Annual Report, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The terms "Bonso," "we," "our," "us," and the "Company" refer to Bonso Electronics International Inc. and, where the context so requires or suggests, our direct and indirect subsidiaries. References to "dollars" or "$" are to United States Dollars, "HK$" are to Hong Kong Dollars, "Euros" or "(euro)" are to the European Monetary Union's Currency, "GPB" are to British Pounds, "RMB" are to Chinese Renminbi and "CDN" are to Canadian Dollars.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not Applicable.

Item 2. Offer Statistics and Expected Timetable

     Not Applicable.

Item 3. Key Information

     The selected consolidated financial data as of March 31, 2004 and 2005 and for each of the three fiscal years ended March 31, 2005 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report. The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars. The selected consolidated financial data set forth below as of March 31, 2001, 2002 and 2003, and for each of the two fiscal years in the period ended March 31, 2002 have been derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and Item 5 - "Operating and Financial Review and Prospects" included in this Annual Report. The consolidated financial data for the fiscal years ending March 31, 2003, 2004 and 2005 reflects the acquisition of a 51% interest in Gram Precision Scales, Inc. ("Gram Precision"), which was effective as of August 1, 2002. Data for the fiscal years ending March 31, 2002 and 2001 does not include information relating to Gram Precision. The consolidated financial data the fiscal years ending March 31, 2002, March 31, 2003, March 31, 2004 and March 31, 2005 reflects the acquisition of 100% of KORONA Haushaltswaren GmbH & Co. KG ("Korona"), which was effective as of May 1, 2001. Data for the fiscal year ending March 31, 2001 does not include information relating to Korona.


                                   SELECTED CONSOLIDATED FINANCIAL DATA

Income Statement Data
(in 000's USD except per shares and per share data)

                                                                Year Ended March 31,
                                      -----------------------------------------------------------------------
                                        2001(3)      2002(2)(3)    2003(1)(2)(3)  2004(1)(2)(3)   2005(1)(2)
                                      -----------    -----------   ------------   ------------    -----------
Net Sales                             $    29,719    $    53,413    $    46,400    $    74,964    $    69,602

Cost of Sales                             (22,400)       (40,192)       (35,528)       (57,481)       (53,138)
Gross Margin                                7,319         13,221         10,872         17,483         16,464
Selling Expenses                             (382)        (2,476)        (2,467)        (3,122)        (2,595)
Salaries and related costs                 (2,334)        (3,880)        (4,563)        (5,150)        (5,216)
Research and Development expenses            (298)          (427)          (393)          (740)          (710)
Administration and general expenses        (2,411)        (3,411)        (3,957)        (5,439)        (4,079)
Amortization of brand name                   --             (203)          (200)          (200)          (200)
Income (loss) from operations               1,894          2,824           (708)         2,832          3,664
Interest income                               458            167             85             57             81
Interest expense                             (338)          (645)          (533)          (500)          (417)
Foreign Exchange gain/(loss)                   43            (40)           (96)            15            (98)
Other Income                                   53             71             99            225            372

Consultancy Fee                              (381)          (381)          (381)          --             --
Income/(loss) before income                 1,729          1,996         (1,534)         2,629          3,602
taxes and minority interest
Income tax benefit/(expense)                 (125)          (190)           (37)          (402)          (266)
Net income/(loss) before              $     1,604    $     1,806         (1,571)         2,227          3,336
minority interest
Minority interest                              __             __            (72)            41             14
Net income/(loss)                     $     1,604    $     1,806    ($    1,643)         2,268          3,350

Earning (loss) per share
   - Basic                            $    0.2882    $    0.3232    ($   0.2936)   $    0.3979    $    0.5932
   - Diluted                          $    0.2824    $    0.3194    ($   0.2936)   $    0.3743    $    0.5533

Weighted average shares                 5,564,536      5,586,920      5,599,238      5,702,015      5,646,676
Diluted weighted average shares         5,679,911      5,652,852      5,599,238      6,060,264      6,054,303


(1) Includes financial results of the acquisition of Gram Precision Scales that was effective as of August 1, 2002.
(2) Includes financial results of the acquisition of Korona that was effective as of May 1, 2001.
(3) Certain comparative figures have been reclassified to conform with the current year's presentation.


Balance Sheet Data
(in 000's USD except per shares and per share data)

                                                              Fiscal Year ended March 31,
                                      ------------------------------------------------------------------------
                                        2001          2002 (2)       2003(1)(2)      2004(1)(2)      2005(1)(2)
                                      -------         -------        ---------       ---------       ---------
Cash and cash equivalents             $ 5,322         $ 1,878         $ 3,633         $10,815         $ 9,708
Working capital                       $ 9,323         $ 9,599         $ 9,777         $12,901         $15,370
Total assets                          $37,497         $44,451         $48,911         $53,598         $52,463
Current Liabilities                   $ 9,420         $13,488         $18,424         $20,190         $18,319
Long-term debt and capital lease      $   404         $   317         $   606         $ 1,158         $   168
Deferred income tax assets            $    97         $   112         $   167         $    67         $    99
Common Stock                          $    16         $    16         $    17         $    17         $    17
Shareholders' Equity                  $27,673         $29,200         $28,379         $30,750         $33,932
Dividends declared per share          $  0.10         $  0.10            --           $  0.05         $  0.10


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

     The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on June 1, 2005 were
U.S. $1.00 = CDN $ 1.2471, U.S. $1.00 = RMB 8.2765, U.S. $1.00 = HK 7.7842, U.S.
$1.00 = Euro 1.2232, U.S $1 = 1.8120 GBP, respectively. The following table sets forth the high and low noon buying rates between Canadian Dollars and U.S.
Dollars, Chinese Renminbi and U.S. Dollars, Hong Kong Dollars and U.S. Dollars,
Euros and U.S. Dollars and British Pounds and U.S. Dollars for each month during the six month period ended August 31, 2005.

                                                 NOON BUYING RATE

              CDN$ Per U.S. $1      RMB Per U.S. $1       HK$ PER U.S. $1       U.S. $1 PER EURO       U.S. $1 per GBP
              -----------------     -----------------     -----------------     ------------------     ----------------
              High       Low        High       Low        High       Low        High        Low        High      Low
              ------     ------     ------     ------     ------     ------     ------      ------     ------    ------
Jan. 2005     1.2422     1.1982     8.2765     8.2765     7.7994     7.7775     1.3476      1.2954     1.9058    1.8647
Feb. 2005     1.2511     1.2295     8.2765     8.2765     7.7999     7.7984     1.3274      1.2773     1.9249    1.8792
Mar. 2005     1.2425     1.2017     8.2765     8.2765     7.7998     7.7987     1.3465      1.2877     1.9292    1.8657
Apr. 2005     1.2568     1.2146     8.2765     8.2765     7.7995     7.7946     1.3093      1.2819     1.9165    1.8733
May 2005      1.2703     1.2373     8.2765     8.2765     7.7995     7.7767     1.2936      1.2349     1.9048    1.8205
June 2005     1.2578     1.2256     8.2765     8.2765     7.7692     7.7842     1.2320      1.2035     1.8368    1.7930
July 2005     1.2437     1.2048     8.2765     8.1056     7.7792     7.7685     1.2129      1.1917     1.7753    1.7303
Aug. 2005     1.2185     1.1893     8.1090     8.0954     7.7734     7.7684     1.2434      1.2147     1.8148    1.7695


     The following table sets forth the average noon buying rates between Canadian Dollars and U.S. Dollars, between Chinese Renminbi and U.S. Dollars, between Hong Kong Dollars and U.S. Dollars, between Euros and U.S. Dollars and between British Pounds and U.S. Dollars for each of the calendar years 2000, 2001, 2002, 2003 and 2004 based on daily noon buying rates for cable transfer in New York City certified for customs purposes by the Federal Reserve Bank of New
York.


                                   AVERAGE NOON BUYING RATE

       CDN$ Per U.S. $1   RMB PER U.S. $1   HK$ PER U.S. $1   U.S. $1 PER EURO   US $1 PER GBP
       ----------------   ---------------   ---------------   ----------------   -------------
2000       1.4855             8.2784            7.7924         Not Applicable        1.5156
2001       1.5487             8.2770            7.7997                 0.8952        1.4396
2002       1.5704             8.2770            7.7997                 0.9454        1.5025
2003       1.4013             8.2772            7.7876                 1.1315        1.6341
2004       1.3017             8.2768            7.7891                 1.2438        1.8330


     On July 21,2005, the Peoples Bank of China announced it would revalue the RMB by 2.1%, linking the RMB to a "basket of currencies" of China's main trading partners, rather than directly at 8.28 RMB to the dollar as it has for a decade. However, the announcement did not define the composition of the basket. The move initially values the RMB at 8.11 per dollar. Under the new rules, the RMB will be allowed to move 0.3 percent on a daily basis against the dollar.


Risk Factors

     You should carefully consider the following risks, together with all other information included in this Annual Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

     Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

     We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar or the Chinese Renminbi . The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983. The Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar for several years and not until July 21, 2005 that the Chinese currency regime was altered, with a 2.1% revaluation versus the United States Dollar. This move initially values the RMB at 8.11 per United States Dollar. On top of that, the RMB will no longer be linked to the US currency but rather to a basket of currencies with a 0.3% margin of fluctuation. However, there remains pressure on the Chinese government to adopt an even more flexible currency policy. The Chinese government in the past has expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China. However, there can be no assurance that the Hong Kong Dollar will remain pegged against the U.S. Dollar or the Chinese Renminbi will not be revaluated once more If the current exchange rate mechanism is changed, we face increased currency risks, which could have a material adverse effect upon the Company.

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

     Our Results Could Be Harmed If We Have To Comply With New Environmental Regulations. Our operations create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from the PRC national and local governments and foreign governments and agencies and has been subject to increasing regulation. As of the date of this Annual Report, our company is not aware of any new environmental regulations. However, our business and operating results could be materially and adversely affected if we were to increase expenditures to comply with any new environmental regulations affecting our operations.

     Future Changes in the Labor Laws in the PRC may result in the Continued Increase in Labor Costs. During the fiscal year ended March 31, 2005, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate. Any future changes in the labor laws in the PRC could result in us having to pay increased labor costs. There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

     Risk Factors Relating to Our Business

     We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue. If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted. Traditionally, we have relied upon 3-4 customers for a significant portion of our sales during the fiscal year. Four customers accounted for approximately 37% in the fiscal year ended March 31, 2003, with one customer accounting for 25% of our sales and six customers accounted for approximately 65% of our sales during the fiscal year ended March 31, 2004. During the fiscal year ended March 31, 2005, three customers accounted for approximately 45% of our sales. We do not enter into long-term contracts with our customers, but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

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

     Pressure By Our Customers To Reduce Prices And Agree To Long-Term Supply Arrangements May Cause Our Net Sales Or Profit Margins To Decline. Our customers are under pressure to reduce prices of their products. Therefore, we expect to experience increasing pressure from our customers to reduce the prices of our products. Continuing pressure to reduce the price of our products could have a material adverse effect upon our business and operating results. Our customers frequently negotiate supply arrangements with us well in advance of placing orders for delivery within a year, thereby requiring us to commit to price reductions before we can determine if we can achieve the assumed cost reductions. We believe we must reduce our manufacturing costs and obtain higher volume orders to offset declining average sales prices. Further, if we are unable to offset declining average sales prices, our gross profit margins will decline which would have a material adverse effect upon our results of operations.

     We Depend Upon Our Key Personnel And The Loss Of Any Key Personnel, Or Our Failure To Attract And Retain Key Personnel, Could Adversely Affect Our Future Performance, Including Product Development, Strategic Plans, Marketing And Other Objectives. The loss or failure to attract and retain key personnel could significantly impede our performance, including product development, strategic plans, marketing and other objectives. Our success depends to a substantial extent not only on the ability and experience of our senior management, but particularly upon Anthony So our Secretary, Treasurer and Chairman of the Board. We do not have key man life insurance on Mr. So. To the extent that the services of Mr. So would be unavailable to us, we would be required to obtain another person to perform the duties Mr. So otherwise would perform. We may be unable to employ another qualified person with the appropriate background and expertise to replace Mr. So on terms suitable to us.

     Increased Prices for Raw Materials May have a negative impact upon us. During the fiscal year ended March 31, 2005, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials. If oil prices continue to increase, it will likely result in an increase in the costs of components to us as well as an increase in our operating expenses, which may have a material adverse effect upon our business and results of operations.

     We May Face an Increased Shortage of Factory Workers. During the fiscal year ended March 31, 2005, we experienced labor shortages for factory workers. Due to increases in demand for workers in China, we cannot assure you that we can adequately staff the factory. The ability to adequately staff our factory could have a material impact on production, which could lead to delays in shipments or missed sales. In the event that we have delayed or lost sales, we may need to deliver goods by air to ensure that our products arrive on time, which would likely result in an increase in air freight costs, vendor fines and could result in missed sales, any of which could have a material adverse effect upon our business and our results from operations.

     We Face Increasing Competition in Our Industry and May not be able to successfully compete with our competitors. Our business is in an industry that is becoming increasingly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have, and as a result, we may be unable to compete successfully with these competitors. We compete with scale manufacturers in the Far East, the United States, and Europe. We believe that our principal competitors in the scale and telecommunications market are other OEM manufacturers; however, as a contract and OEM and original design manufacturer, we compete with all companies engaged in the contract and OEM business. Further, subsequent to the acquisitions of Korona and Gram Precision, we compete with distributors of scales in Europe and Canada. Both the scale and the telecommunications markets are highly competitive and we face pressures on pricing and lower margins as evidenced by the decline in margins that we have experienced with our telecommunications products. Lower margins may affect our ability to cover our costs which could have a material negative impact on our operations and our business.

     We Are Controlled By Our Management, Whose Interest May Differ From Those Of The Other Shareholders. At the present time, Mr. Anthony So, our founder and Chairman, beneficially owns approximately 35.55% of the outstanding shares of common stock, including shares underlying his outstanding options, or 28.39% without including his outstanding options. Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control our business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities. Mr. So may be able to prevent or cause a change in control. We also may be prevented from entering into transactions that could be beneficial to us without Mr. So's consent. The interest of our largest shareholder may differ from the interests of other shareholders.

     Compliance costs with recently enacted changes in the securities laws and regulations pursuant to the Sarbanes-Oxley Act of 2002 will increase our costs. The Sarbanes-Oxley Act of 2002 that became law in July 2002 has required changes in some of our corporate governance, securities disclosure, accounting and compliance practices. In response to the requirements of that act, the Securities and Exchange Commission and the NASDAQ have promulgated new rules on a variety of subjects. Compliance with these new rules as well as the Sarbanes-Oxley Act of 2002 has increased our legal, financial and accounting costs, and we expect the cost of compliance with these new rules to continue to increase and to be permanent. Further, the new rules may increase the expenses associated with our director and officer liability insurance.

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

     During the fiscal years ended March 31, 2005 and 2004, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of $98,051 and a gain of $15,081, respectively. Generally, our revenues are collected in United States Dollars, Euros and Canadian Dollars. Our costs and expenses are paid in United States Dollars, Canadian Dollars, Hong Kong Dollars, British Pound, Euros and Chinese Renminbi. We face a variety of risks associated with changes among the relative value of these currencies. An appreciation of the Canadian Dollar, Chinese Renminbi, Hong Kong Dollar British Pound, or the Euro against the U.S. Dollar would increase our expenses when translated into U.S. Dollars and could materially and adversely affect our margins and results of operations. In addition, a significant devaluation in the Canadian Dollar, Chinese Renminbi, Hong Kong Dollar, British Pound or Euro could have a material adverse effect upon our results of operations if it destabilizes the economy of Canada, China, Hong Kong, Great Britain or the European Union.

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

     Our Board's Ability To Amend Our Charter Without Shareholder Approval Could Have Anti-Takeover Effects That Could Prevent A Change In Control. As permitted by the law of the British Virgin Islands, our Memorandum and Articles of Association, which are the terms used in the British Virgin Islands for a corporation's charter and bylaws, may be amended by our board of directors without shareholder approval. This includes amendments to increase or reduce our authorized capital stock. Our board's ability to amend our charter documents without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Bonso, including a tender offer to purchase our common shares at a premium over the then current market price.

     We May Not Pay Dividends In The Future. Although we have declared dividends during the fiscal years ended March 31, 2001 and 2002 and on April 2, 2003 and July 13, 2004 and July 12, 2005, we may not be able to declare dividends or the board of directors may decide not to declare dividends in the future. We will determine the amounts of any dividends when and if they are declared, in the future at the time of declaration.

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

     Our principal capital expenditures and divestitures over the last three years include the following:

                                    2003              2004             2005
                                    ----              ----             ----
Property Plant & Equipment       $1,754,713        $3,089,656        $684,398

     Our capital expenditures include the purchase of machinery used in the production of certain of our products.

     All of the foregoing capital expenditures were financed principally from internally generated funds and our current plan is to continue to use internally generated funds principally to finance future capital expenditures. While we currently have no future plans for capital expenditures during the fiscal year ending March 31, 2006, our plans for capital expenditures are subject to change from time to time.

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

     Products

     Our sensor-based scale products are comprised of bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 59% of revenue for the fiscal year ended March 31, 2003, 61% for 2004 and 68% for 2005. We believe that our industrial scales will continue to be a larger portion of our scales revenue.

     Our wireless telecommunications products are primarily comprised of two-way radios and cordless telephones that are used in consumer and commercial applications. These products accounted for 34% of revenue for the fiscal year ended March 31, 2003, 37% for 2004 and 30% for 2005.

     We also receive revenue from certain customers for the development and manufacture of tooling and molding for scales and telecommunication products. Generally, these tools and moulds are used by us for the manufacture and sale of products. We also generate some sales of spare parts for repair work by our customers and from repair work performed by us for our customers. These revenues accounted for approximately 7% of net sales for the fiscal year ended March 31, 2003, 2% for 2004 and 2% for 2005.

     The following table sets forth the percentage of net sales for each of the product lines mentioned above, for the fiscal years ended March 31, 2003, 2004, and 2005.

                                             Year ended March 31,
                                   --------------------------------------
Product Line                       2003              2004            2005
------------                       ----              ----            ----
Scales                              59%               61%             68%
Telecommunications Products         34%               37%             30%
Other products and services          7%                2%              2%
Total                              100%              100%            100%


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

     Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 2003, 2004 and 2005.

     Certain comparative figures have been reclassified to conform with the current year's presentation.


                                                      Year ended March 31,
                             ---------------------------------------------------------------------
                                    2003                      2004                     2005
                             -------------------      -------------------      -------------------
Canada                        $2,397,000      5%       $3,768,000      5%       $2,686,951      4%
United States of America     $19,620,956     43%      $41,302,191     55%      $38,638,906     55%
Germany                      $11,652,592     25%      $17,429,011     23%      $15,025,103     22%
United Kingdom                $4,167,505      9%       $3,879,272      5%       $2,769,900      4%
Other EC Countries            $5,239,130     11%      $ 6,483,109      9%       $7,948,970     11%
Asia and Others               $3,322,958      7%      $ 2,102,502      3%       $2,532,362      4%
                             -------------------      -------------------      -------------------
Total                        $46,400,141    100%      $74,964,085    100%      $69,602,192    100%
                             ===================      ===================      ===================

                                       17

     We maintain a marketing and sales team of eleven people in China, a marketing team of two people in Canada for Gram Precision and a sales team of six people at Korona in Germany (including two sales representative and four persons who are directly employed by Korona). Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customer's specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives, and through the use of direct mail catalogues and product literature. Korona sells its products primarily through direct contact by sales teams with customers. External sales agents may be hired to conduct sales and we may pay commissions to the agents in connection with the sales. During the years ended March 31, 2004 and 2005, we had recorded a total commission payment of $445,376 and $440,743, respectively. In addition, our marketing teams contact existing and potential customers by telephone, mail, facsimile, and in person.

     A list of our major electronics sensor customers for each of the prior three fiscal years follows:

                     Percent of Sales - Year ended March 31,
                     ---------------------------------------

Electronics Sensor Customers                   2003         2004         2005
----------------------------                   ----         ----         ----
Sunbeam Products, Inc.                          0%           14%         17%
Salter Housewares Ltd.                         10%           6%           3%
Media Markt und Saturn Verwaltungs GmbH         0%           5%           6%
Pitney Bowes, Inc.                              2%           2%           6%


     A list of our major telecommunications customers for each of the prior three fiscal years follows:

                     Percent of Sales - Year ended March 31,
                     ---------------------------------------

   Telecommunications Customer           2003         2004         2005
   ---------------------------           ----         ----         ----
  Trisquare Communications (HK)
           Company Ltd.                   14%           0%           0%
        TTI Tech Co., Ltd.                 8%          25%          11%
   Global Link Corporation Ltd.            5%          11%          17%


     Sales of our products to OEMs and ODM's accounted for approximately 34% of our total net sales in the year ended March 31, 2003, 70% for the year ended 2004 and 67% for the year ended 2005. Korona contributed $16,959,313 of our total net sales or 24% of total net sales for the year ended March 31, 2005. Gram Precision contributed $5,961,367 of our total net sales or 9% of total net sales for the year ended March 31, 2005.

     Component Parts and Suppliers

     We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components. We purchase components for our products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and the PRC.

     During the fiscal year ended March 31, 2005, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials. Further, we believe that costs of component parts has also increased due to an increase in worldwide demand for electronic components such as those used in the production of our products. We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier and allowing for longer delivery lead times. Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.

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

     The European Union has enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive ('RoHS'). RoHS prohibits the use of certain substances, including lead, in certain products, sold after July 1, 2006. We are currently working to ensure that we can manufacture compliant products, and that we can be assured a supply of compliant components from suppliersThe implementation process is running very smoothly. However, if we fail to timely provide RoHS compliant products, our European customers may refuse to purchase our products, and our business, financial condition and operating results could suffer.

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

     Both the electronic sensor-based and wireless products are highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management's reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses, aggregated approximately $393,000 for 2003, $740,000 for 2004 and $710,000 for 2005.

     Seasonality

     Generally, the first calendar quarter of each year is typically the slowest sales period because our manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays to permit employees to travel to their homes in China. In addition, sales during the first calendar quarter of both scales and telecommunications products usually dip following the increase in sales during the Christmas season. A greater number of our sales of scales and telecommunications products occur between the months of April and September for shipment in the summer in preparation of the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. The summer months are generally the lowest sales point of the calendar year for Gram Precision and Korona; however, sales of telecommunication products are generally higher in the summer months off-setting Gram Precision's and Korona's decline in sales. However, past sales patterns may not be indicative of future performance.

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

     China

     Our existing factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China. This factory consists of four factory buildings, which contain approximately 300,000 square feet, four workers' dormitories, containing approximately 200,000 square feet, a canteen and recreation center of approximately 25,500 square feet, an office building, consisting of approximately 25,500 square feet, and staff quarters for our supervisory employees, consisting of approximately 35,000 square feet, for a total of approximately 586,000 square feet. All of the facilities noted above are wholly-owned, except two factory buildings and two workers' dormitories with approximately 180,000 square feet. We are planning to replace the lease with these two old workers dormitories by a lease with two new workers dormitories in Mid April. However we continue to pay a monthly management fee of $2,175 pursuant to a Contract on the Use of Land and Supply of Workers with Shenzhen Baoan Fuan Industrial Company.

     In January 2005, we entered into a lease for a factory building and two workers' dormitories that are adjacent to our factory, which aggregate approximately 114,000 square feet. The term of the lease is five years beginning in April 2005 and we pay approximately $16,000 per month for rent. During the years ended March 31, 2004 and 2005, we deposited $136,000 to the owner to help finance the construction of these properties. The $136,000 deposit is being used to offset the initial rental payments until the deposit is reduced to nil.

     We also own three residential properties described as follows:

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

     Germany

     Korona leases approximately 885 square meters of office space located at Auf den Huttenberg 1-3, 35428 Langgons-Niederkleen, Germany. This facility is used as Korona's principal executive offices and the monthly rent for this facility is (euro) 6,427.12.

     Poland

     Korona leases approximately 86 square meters of office space located at ul. Podmiejska 18, 01-498 Warszawa. The facility is used as office space and the monthly rent for this facility is (euro) 533.

     United States

     Vector Distribution Systems Inc., a subsidiary of Gram Precision, leases approximately 7,000 square feet of office and warehouse space located at. 5075 West Diablo Drive, Suite 206, Las Vegas, NV 89118-6071.This facility is used as warehouse and the annual rent for this facility is $91,332.

     Canada

     Gram Precision, through an affiliated entity, owns approximately 5,028 square feet of office space located at 31-5155 Spectrum Way, Mississauga, Ontario, L4W 5A1, Canada. This facility is used as Gram Precision's principal executive offices and the monthly payment to the affiliated entity for this facility is CDN 4,250 including Goods & Services Tax. Gram Precision sold this facility effective April 1, 2005 and moved to a new facility located at 2855 Argentia Road, Unit 1, Mississauga, Ontario, L5N8G6, with approximately 10,800 square feet of office space. The monthly rent for this facility is CDN 11,123 including Goods & Services Tax.

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

     The income statement data for the fiscal year ended March 31, 2003 reflects the acquisition of a 51% interest in Gram Precision for an eight month period because the acquisition was effective as of August 1, 2002. Therefore, income statement data for the fiscal year ended March 31, 2003 will not be comparable with the financial information as of or for any past dates or periods and will not be indicative of results of operations for future periods.

Overview

     We derive our revenues principally from the sale of sensor-based and wireless products manufactured in China, which represent 68% and 30% of total sales for fiscal year ended March 31, 2005 respectively. As mentioned in Item 3
- "Key Information - Risk factors relating to our business", we are dependent upon a limited number of major customers for a significant portion of our revenues. Our revenues and business operation will be subject to fluctuation if there is loss of orders from any of our largest customers. Further, the pricing of our scales and telecommunication products are becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed over 77% of our revenue during fiscal 2005.

     In the fiscal year ended March 31, 2003, net sales was $46,400,000 and net loss was $1,644,000. In the fiscal year ended March 31, 2004, net sales was $74,964,000 and net income increased to approximately $2,269,000. In the fiscal year ended March 31, 2005, net sales decreased to approximately $69,602,000 and net income increased to approximately $3,350,000.

     Although labor costs are increasing in China, our labor costs continue to represent a relatively small percentage of our total production costs. We believe that increased labor costs in China will not have a significant effect on our total production costs or results of operations, and that we will be able to continue to increase our production at our manufacturing facility without substantially increasing our non-production salaries and related costs. However, there can be no assurance that labor costs will not increase or that any increase in labor costs will not have a material adverse effect upon our results of operations.

     We have not experienced significant difficulties in obtaining raw materials for our products and management does not anticipate any such difficulties in the foreseeable future.

Operating Results

     The following table sets forth selected income data as a percentage of net sales for the periods indicated.

                                                    Year ended March 31,
                                                ----------------------------
     Income Statement Data                      2003        2004        2005
                                                ----        ----        ----
     Cost of sales                             (76.6)      (76.7)      (76.3)
     Gross margin                               23.4        23.3        23.7
     -----------------------------------------------------------------------
     Selling expenses                           (5.3)       (4.1)       (3.7)
     Salaries and related costs                 (9.8)       (6.8)       (7.5)
     Research and development expenses          (0.8)       (1.0)       (1.0)
     Administration and general expenses        (8.6)       (7.3)       (5.9)
     Amortization of brand name                 (0.4)       (0.3)       (0.3)
     Interest income                             0.2         0.1         0.1
     Interest expense                           (1.2)       (0.7)       (0.6)
     Foreign exchange gains/(loss)              (0.2)        0.0        (0.1)
     Other income                                0.2         0.3         0.5
     ------------------------------------------------------------------------
     Consultancy fee                            (0.8)        0.0         0.0
     Income (loss) before income taxes and
        minority interest                       (3.3)        3.5         5.2
     ------------------------------------------------------------------------
     Net income (loss)                          (3.5)        3.0         4.8
                                                -----------------------------

Fiscal year ended March 31, 2005 compared to fiscal year ended March 31, 2004

     Net Sales. Our net sales decreased $5,361,893, or 7.2% from $74,964,085 for the fiscal year ended March 31, 2004, to $69,602,192 for the fiscal year ended March 31, 2005. The decrease in net sales was primarily the result of decreased demand for our telecommunications products. Sales for telecommunications products were down $6,793,831 or 24.7% from $27,450,322 during the fiscal year ended March 31, 2004, to $20,656,491 for the fiscal year ended March 31, 2005. The sales decreased from our telecommunications segment as a result of decrease demand from one of our major existing telecommunications customer, TTI Tech Co., Ltd. The sales to this customer dropped from $18,664,970 during the fiscal year ended March 31, 2004 to $7,309,546 during the fiscal year ended March 31, 2005, a total of $11,355,424. Sales of our scales business increased $1,045,535 or 2.3% from $46,211,039 during the fiscal year ended March 31, 2004, to $47,256,574 during the fiscal year ended March 31, 2005, and the increased sales from our scales business was primarily the result of increase sales to existing customers. See "Customers and Marketing".

     Costs of Good Sold. Costs of goods sold decreased $4,342,693 or 7.6 % from $57,481,103 for the fiscal year ended March 31, 2004, to $53,138,410 for the fiscal year ended March 31, 2005. The decreased costs of good sold were primarily the result of decreased sales and the ability to offset some of the increased material and labor cost by initiating design and manufacturing process changes.

     Gross Margin. Gross margin increased slightly from 23.3% for the fiscal year ended March 31, 2004, to 23.7% for the fiscal year ended March 31, 2005 as a result of the decrease in costs of goods sold.

     Selling Expenses. Selling expenses decreased $526,678 or 16.9% from $3,121,900 during the fiscal year ended March 31, 2004 to $2,595,222 during the fiscal year ended March 31, 2005. The decrease in selling expenses were primarily the result of decreased sales experienced during the year ended March 31, 2005 when compared to the same period in the prior year and the consolidation of shipments in containers to save local freight costs arising from the transportation from the Company's manufacturing facility in the PRC to the HK/PRC port.

     Salaries And Related Costs. Salaries and related costs increased by $65,453 or 1.3% from $5,150,345 for the fiscal year ended March 31, 2004 compared to $5,215,798 for the fiscal year ended March 31, 2005. The increase in salaries and related costs was primarily the result of an increase in the number of employees in the production department during the fiscal year ended March 31, 2005.

     Research And Development Expenses. Research and development expenses decreased $29,375 or 4.0% from $739,730 during the fiscal year ended March 31, 2004, to $710,355 during the fiscal year ended March 31, 2005. The decrease in research and development expenses was primarily the result of decreased research and development activities for our telecommunications products. Engineering salaries composed the largest part of Research and Development expenses and amounted to $559,855.

     Administration And General Expenses. Administration and general expenses decreased by $1,359,794 or 25% from $5,438,995 during the fiscal year ended March 31, 2004 to $4,079,201 during the fiscal year ended March 31, 2005. This decrease was primarily the result of higher legal and professional fees as a result of the arbitration of Augusta in fiscal year ended March 31, 2004, which was resolved in fiscal year ended March 31, 2005.

     Amortization Of Brand Name. During the fiscal years ended March 31, 2004 and 2005 we amortized $200,000 relating to the brand name acquired upon the acquisition of Korona. The brand name is amortized using the straight line method over the related estimated useful life of 15 years.

     Income From Operations. As a result of the above changes, income from operations increased by $831,194 or 29.4% from $2,832,012 during the fiscal year ended March 31, 2004 to $3,663,206 during the fiscal year ended March 31, 2005.

     Interest Income. Interest income increased by $23,786 or 41.6% from $57,169 during the fiscal year ended March 31, 2004, to $80,955 during the fiscal year ended March 31, 2005. The increase was primarily the result of depositing our cash into higher yield accounts.

     Interest Expense. Interest expense decreased by $82,738 or 16.6% from $499,512 during the fiscal year ended March 31, 2004 to $416,774 during the fiscal year ended March 31, 2005. This decrease in interest expenses were primarily the result of the decrease in the amount borrowed from lenders and lower interest rates on the amounts borrowed.

     Foreign Exchange Gain/Loss. Foreign currency exchange rates produced a loss of $98,051 during the fiscal year ended March 31, 2005, as compared to a gain of $15,081 during the fiscal year ended March 31, 2004. The foreign currency loss was primarily attributable to the devaluation of the United States dollar compared to other foreign currencies, especially the Euro and the Canadian dollar.

     Other Income. Other income increased $147,841 or 65.9% from $224,292 during the fiscal year ended March 31, 2004 to $372,133 during the fiscal year ended March 31, 2005. The increase was primarily the result of rental income during the year.

     Income Tax Expense. Income tax expense decreased $135,445 or 33.8% from $401,504 during the fiscal year ended March 31, 2004 as compared to $266,059 during the fiscal year ended March 31, 2005, representing 0.5% and 0.4% of net sales respectively. The decrease was primarily the result of the decrease in amount paid and payable in taxes as a result of the decrease in our income of the subsidiaries in Germany and Canada during the fiscal year ended March 31 2005.

     Net Income. As a result of the above changes, net income during the fiscal year ended March 31, 2005 was $3,349,612, compared to $2,268,610 during the fiscal year ended March 31, 2004, an increase of $1,081,002 or approximately 47.7%.

Fiscal year ended March 31, 2004 compared to fiscal year ended March 31, 2003

     Net Sales. Our sales increased 61.6% from $46,400,141 for the fiscal year ended March 31, 2003, to $74,964,085 for the fiscal year ended March 31, 2004, primarily as a result of strong demand from both our scales & telecommunications products. Sales of our scales business increased from $27,443,774 for the fiscal year ended March 31, 2003, to $46,211,039 for the fiscal year ended March 31, 2004, and sales for telecommunications products were up from $15,729,490 for the fiscal year ended March 31, 2003, to $27,450,322 for the fiscal year ended March 31, 2004. The increased sales mainly came from both new customer, such as Sunbeam Products, Inc. and previous customers, such as TTI Tech Co., Ltd, as indicated in the section "Customers and Marketing".

     Gross Margin. Gross margin was consistent at 23.4% during the fiscal years ended March 31, 2003 as compare to 23.3% for the year ended March 31, 2004.

     Selling Expenses. Total selling expenses increased approximately 26.6% from $2,466,653 during the fiscal year ended March 31, 2003 to $3,121,900 during the fiscal year ended March 31, 2004. This increase was primarily attributable to the increased sales volume experienced during the year ended March 31, 2004 when compared to the same period in the prior year. However, selling expenses decreased as a percentage of net sales from approximately 5.3% for the fiscal year ended March 31, 2003, to approximately 4.2% for the fiscal year ended March 31, 2004 because of a tighten control in cost, such as to consolidate shipments in containers to save freight costs.

     Salaries And Related Costs. Salaries and related costs increased by 12.8% from $4,563,453 for the fiscal year ended March 31, 2003 to $5,150,345 for the fiscal year ended March 31, 2004. This increase was primarily due to the strength of the Euro and Canadian Dollar against the U.S. Dollar in translating our overseas subsidiaries' expenses. Apart from foreign exchange effect, the increase was also caused by the inclusion of an additional four months of Gram Precision salaries, which was acquired by Bonso on August 1, 2002 (only 8 months of Gram Precision's result were included in 2002-2003).

     Research And Development Expenses. Research and development expenses increased approximately 88.3% from $392,926 during the fiscal year ended March 31, 2003, to $739,730 during the fiscal year ended March 31, 2004 due to increased research and development activities for both telecommunications products and new scale models. Salary of engineers composed the largest part of Research and Development expense and amounted to $504,756.

     Administration And General Expenses. Administration and general expenses increased by approximately 37.5% from $3,956,858 during the fiscal year ended March 31, 2003 to $5,438,995 during the fiscal year ended March 31, 2004. This increase was primarily the result of a provision of $1.2 million to account for the accrued interest, attorney fees and expenses arising from the arbitration with Augusta; the increase in foreign currency exchange rate of the Euro and Canadian Dollar as compared the United States Dollar. During the fiscal year ended March 31, 2004, the exchange rate of Euros and Canadian Dollars against the United States Dollar increased approximately 12.1% and 12.8% respectively. Additionally, an additional four months of administration cost was included for Gram Precision for the fiscal year ended March 31, 2004.

     Amortization Of Brand Name. During the fiscal years ended March 31, 2003 and 2004 we amortized $200,000 relating to the brand name acquired upon the acquisition of Korona. The brand name is amortized using the straight line method over the related estimated useful life of 15 years.

     Income (loss) From Operations. As a result of the above changes, income from operations increased by 500.2% from a loss of approximately $707,692 during the fiscal year ended March 31, 2003 to income of $2,832,012 during the fiscal year ended March 31, 2004.

     Interest Income. Interest income decreased by approximately 32.9% from $85,178 during the fiscal year ended March 31, 2003, to $57,169 during the fiscal year ended March 31, 2004. The decrease was the result of lower interest rates in Hong Kong.

     Interest Expense. Interest expense decreased by approximately 6.2% from $532,624 during the fiscal year ended March 31, 2003 to $499,512 during the fiscal year ended March 31, 2004. This decrease was the result of lower interest rates in Hong Kong.

     Foreign Exchange Gain/Loss. Foreign currency exchange rates produced a gain of $15,081 during the fiscal year ended March 31, 2004, as compared to a loss of $96,592 during the fiscal year ended March 31, 2003, an increased gain of 115.6%. The gain was primarily the result of increased strength of the Canadian Dollar against the United States Dollar.

     Other Income. Other income increased approximately 126% from $99,369 during the fiscal year ended March 31, 2003 to $224,292 during the fiscal year ended March 31, 2004. The increase was primarily the result of increase in rental income.

     Consultancy Fee. In 2000, we entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service was from July 2000 to January 2003. A total consultancy fee of $1,144,260 was deferred in 2000 and was amortized over the three years of the contract, resulting in a non-cash consultancy fee of $381,420 for the fiscal year ended March 31, 2003, relating to warrants that were issued to the consultant. There was no consultancy fee during the fiscal year ended March 31, 2004.

     Income Tax Expense. Income tax expense increased from $37,314 during the fiscal year ended March 31, 2003 to $401,504 during the fiscal year ended March 31, 2004, representing 0.08% and 0.5% of net sales respectively. This increase was primarily the result of the increase in our net profit tax for the fiscal year ended March 31 2004.

     Net Income (loss). As a result of the above changes, net income during the fiscal year ended March 31, 2004 was $2,268,610, compared to a net loss of $1,643,734 during the fiscal year ended March 31, 2003, an increase of $3,912,344 or approximately 238%.

     Impact of Inflation

     We believe that inflation has not had a material affect on our business during the fiscal year ended March 31, 2005. During the fiscal years ended March 31, 2002 to March 31, 2005, Hong Kong experienced a period of deflation and Germany sustained a low inflation rate. We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production cost in order to keep pace with inflation. Although our costs of components used in the manufacture of our products have been relatively stable, we believe that any possible significant increase in material costs would affect the entire electronics industry. Thus, it would not have a negative material impact on our competitive position in the industry. We believe any increases in labor costs will not materially impact our operations because of the lower labor costs of operating in China.

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

     Gram Precision principally pays for its products in United States Dollars and Canadian dollars and sells its products in Canadian, United States Dollars, and United Kingdom Pound Sterling. Korona primarily pays for its products in United States Dollars and Euros and sells its products in Euros. As a result of our increased use of foreign currencies resulting from our acquisitions of Gram Precision and Korona, we experience greater foreign exchange risk than we have in the past; however, during the fiscal year ended March 31, 2005, we experienced a foreign currency loss of $98,051. We don't currently engage in hedging transactions, however we may undertake hedging activities in the future.

     A summary of our debts from our banking facility agreements as at March 31, 2005 which were subjected to foreign currency risk is as below:



          Currencies:                                  March 31, 2005
          -----------                                  --------------

          Euro                                              4,742,686

          Hong Kong Dollars                                 2,688,542

          Japanese Yen                                         44,822

          United States Dollars                             1,052,452

          Canadian Dollars                                    537,835
                                                       --------------
                                                            9,066,337
                                                       --------------

     All the balances above, except $215,618, are due within one year.

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

     Operating activities provided $1,935,677 of net cash for the fiscal year ended March 31, 2005 compared to $7,040,044 of net cash for the fiscal year ended March 31, 2004. This increase in the use of cash can be primarily attributed to cash spent in the ordinary course of business. Our investing activities included the acquisition of $500,000 investment fund, which was related to a 7% zero coupon capital guaranteed fund with maturity on October 11, 2007.

     As of March 31, 2005, we had $9,707,588 in cash and cash equivalents as compared to $10,815,279 as of March 31, 2004. Working capital at March 31, 2005, was $15,370,457 compared to $12,900,503 at March 31, 2004. There are no other material unused sources of liquid assets. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We do not anticipate incurring any significant capital expenditures during this fiscal year. We believe our working capital is sufficient for our present requirements.

     As of March 31, 2005, we had $10,585,968 in trade receivable as compared to $10,389,769 as of March 31, 2004. The slight increase of $196,199 from March 31, 2004 was caused by the change of payment term for a few customers from L/C at sight to 30 days open account. The significant increase of $4,198,142 or 68% from $10,389,769 as of March 31, 2004 as compared to $6,191,627 as of March 31, 2003 was caused by the $28,563,944 or 62% increase in net sales. We do not anticipate incurring any significant un-collectible receivable and we had already provided adequate provision to the extend that collection was considered to be doubtful.

     As of March 31, 2005, we had $11,402,239 in inventories as compared to $10,881,932 as of March 31, 2004. The slight increase of $520,307 was primarily attributable to the increase of plastic resin as recorded in raw material. We anticipated a rise of plastic resin price subsequent to year end date and thus had made additional purchases before year end so as to minimize the cost increase impact.

     As of March 31, 2005, we had a total of $10,683,304 in notes payable and accounts payable as compared to $11,524,233 as of March 31, 2004. The slight decrease of $840,929 was primarily attributable to timely payment to our vendors.

     As of March 31, 2005 we had in place general banking facilities with 9 financial institutions with amounts available aggregating $29,909,886. Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, short-term loans and long-term loans. As of March 31, 2005, we had utilized $9,066,337 from these general banking facilities. Interest on this indebtedness fluctuates with the prime rate and HIBOR as set by the Hong Kong Bankers Association; the EONIA as set by the Germany Bankers Association and the Prime rate as set by the Canada Bankers Association. The bank credit facilities are collateralized by certain of our bank deposits, and bank guarantees. Our bank credit facilities are due for renewal annually. We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. Excluding the current portion of long-term debt and capital lease obligations, the amounts of total short-term bank borrowings outstanding as of March 31, 2005 and 2004 were $8,809,587 and $8,096,125, respectively. During the fiscal year ended March 31, 2005 and 2004, we paid a total of $416,774 and $499,512, respectively, in interest on indebtedness.

     Our current ratio (current assets divided by current liabilities) increased from 1.64 as of March 31, 2004 to 1.84 as of March 31, 2005. Our quick ratio (cash and cash equivalents, restricted cash deposits and receivables divided by current liabilities) increased from 1.10 as of March 31, 2004 to 1.22 as of March 31, 2005.

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

     Commitments

     The following table set forth information with respect to our commitments as of March 31, 2005.


                                                        Payments due by Period
                                     ----------------------------------------------------------
                                                     Within 1 to 3   Within 3 to 5   More than
                           Total     Within 1 year       years           years        5 years
                        -----------  -------------    -----------     -----------   -----------
Letters of credit       $ 3,785,817   $ 3,785,817               0               0             0
Short-term loans        $ 4,742,685   $ 4,742,685               0               0             0
Long-term loans         $   256,750   $   249,271     $     7,479               0             0
Operating Leases        $ 2,407,106   $   670,547     $   919,060     $   809,502         7,997
Capital Leases          $   544,872   $   384,616     $   160,256               0             0
Acquisitions of Plant
& Machineries           $   143,488   $   143,488               0               0             0
                        -----------   -----------     -----------     -----------   -----------

Total                   $11,880,718   $ 9,976,424     $ 1,086,795     $   809,502         7,997
                        ===========   ===========     ===========     ===========   ===========

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

     Principles of Consolidation

     All the consolidated subsidiaries were wholly owned by Bonso except for Gram Precision Scales Inc. and its subsidiaries (i.e. Vector Distribution Systems Inc., Vector Europe Ltd. and Scale Works Inc.), in which Bonso owned 51% of the equity interest. Bonso does not hold any subsidiaries that are not consolidated. Further, Bonso's management confirms that Bonso Electronics Ltd. ("BEL") consolidated Bonso Investment Limited ("BIL") and Bonso Electronics (Shenzhen) Company Limited ("Bonso Electronics") for the purpose of preparing the Financial Statements. All significant intercompany accounts and transactions are eliminated in consolidation.

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

     The company provides to certain customers an additional two percent of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facility. In addition, certain products sold by the company are subject to a limited product quality warranty. The company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. The standard limited warranty period is one to three years. Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history. Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privileges in relation to the sale of goods.

     The company confirms that its revenue recognition policies do not differ among its significant product lines (i.e. sensor based versus wireless products) and among various marketing venues use by the Company (i.e. distributors and direct sales force), and do not vary in different parts of the world.

     Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

     Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a sensitivity analysis on cash flow projections, judgement involved in determining the cash flow projection, risk free rate, expected return on the equity market and discount rate. For the year ended March 31, 2005, the Group made a provision for $148,198 on leasehold land and buildings due to the decline in market value.

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

     Trade Receivables

     Provision is made against trade receivables to the extent that collection is considered to be doubtful. This provision is primarily determined from our monthly aging analysis. It also requires judgment regarding the collectibility of certain receivables as certain receivables may be identified as collectible that are subsequently uncollectible and which could result in a subsequent write-off of the related receivable to the statement of operations. Any change in the collectibility of accounts receivable that were not previously provided for could significantly change the calculation of such provision and the results of our operations.

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

     At March 31, 2005, we employed 58 individuals in Hong Kong and China for our engineering staff, who are at various times engaged in research and development. The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of and in accordance with the specifications provided by the ODMs and OEMs. We anticipate hiring additional research and development personnel to meet the increased demand for scales products.

     During the fiscal year ended March 31, 2005, we spent approximately $710,000 on research and development as opposed to $740,000 for the fiscal year ended March 31, 2004, and approximately $393,000 during the fiscal year ended March 31, 2003.

     Trend Information.

     During the past three years we have expanded into the telecommunications sector and are manufacturing cordless telephones and family radios (walkie-talkies). Significant expenditures were made to acquire additional production facilities and equipment to support our expansion into the telecommunications market. Although we are optimistic about our future in the manufacture and sale of telecommunications products, we are dependent upon a limited number of customers, and the loss of any of these customers could have a material adverse effect upon us. At March 31, 2005, our backlog of manufacturing orders was $14,580,461 compared to $11,782,520 at March 31, 2004. We believe that in the fiscal year ended March 31, 2006, the trend of sales from telecommunications products and scales will be similar to the year ended March 31, 2005.

     Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

     Recent Accounting Pronouncements

     In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151 "Inventory Costs" ("SFAS No. 151"). This statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overhead to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. As such, we are required to adopt these provisions at the beginning of fiscal 2007. We do not expect the adoption of SFAS No. 151 to have a material impact on its consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment--An Amendment of FASB Statements No. 123 and 95 ("SFAS No. 123R"), which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value, effective for public companies for annual periods beginning after June 15, 2005. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The adoption of SFAS No. 123R may have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The Company is evaluating SFAS No. 123R and has not yet determined the amount of stock option expense which will be incurred in future periods.

     In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets, anamendment of APB Opinion No. 29, 'Accounting for Nonmonetary Transactions."' SFAS No. 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. Adoption of the provisions of SFAS No. 153 is not expected to have a material impact on the Company's financial condition, results of operations, or liquidity.

     In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 includes interpretive guidance for the initial implementation of FAS 123R. We will apply the principles of SAB 107 in conjunction with our adoption of FAS 123R.

     In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. In addition, indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material impact on its consolidated financial statements.

     In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations--an interpretation of FASB Statement No. 143." FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company has yet to determine the impact, if any, of FIN 47 on its consolidated financial statements.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management.

     Our board of directors and executive officers are listed below:

Name                      Age      Position with Bonso
----                      ---      -------------------

Anthony So                62       Chairman of the Board, Secretary, Treasurer,
                                   Chief Financial Officer, and Director
George O'Leary            67       Chief Executive Officer, President, and
                                   Director
Kim Wah Chung             47       Director of Engineering and Research and
                                   Development and Director
Cathy Kit Teng Pang       43       Director of Finance and Director
Woo-Ping Fok              56       Director
J. Stewart Jackson, IV    69       Director
Henry F. Schlueter        54       Director and Assistant Secretary

     ANTHONY SO is the founder of Bonso. He has been our Chairman of the Board of Directors, Chief Financial Officer and Treasurer since inception, and our Secretary since July 1991. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master's degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic year. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

     GEORGE O'LEARY is our Chief Executive Officer and President and has served in this capacity since January 2005. He has been a director since January 1997. From November 1994 to the present time, Mr. O'Leary has been President of Pacific Rim Products, Newport Beach, California, a trading company that provides offshore sourcing alternatives to U.S. based electronics companies. For eight years prior to 1994, Mr. O'Leary was President, CEO and a director of Micro General Corporation, Santa Ana, California, a manufacturer and distributor of mechanical and electronic scale products. For eight years prior to that, Mr. O'Leary was Vice President and General Manager of Lanier Business Products, Atlanta, Georgia, a manufacturer and distributor of office products. Mr. O'Leary has a Bachelor of Science degree in Electrical Engineering from Northeastern University, Boston, Massachusetts.

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

     CATHY KIT TENG PANG has been a director of Bonso since January 1, 1998. Ms. Pang was first employed by us as Financial Controller in December 1996 and was promoted to Director of Finance on April 1, 1998. Ms. Pang was employed as an auditor in an international audit firm from 1987 to 1991, at which time she joined a Hong Kong listed company as Assistant Financial Controller. From 1994 until she joined us in 1996, she was employed as Deputy Chief Accountant in a management and property development company in Hong Kong and China. Ms. Pang has a Bachelor of Business Administration degree from York University in Toronto, Canada. She is a member of the American Institute of Certified Public Accountants and of the Hong Kong Society of Accountants.

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

     HENRY F. SCHLUETER has been a director since October 2001, and has been our Assistant Secretary since October 6, 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado and Denver Bar Associations and the Wyoming State Bar.

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

Compensation.

     The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2005 to all directors and officers as a group for services in all capacities was approximately $1,187,984 including compensation in the form of housing in Hong Kong for our Chairman and Chief Executive Officer and Director of Engineering and Research and Development consistent with the practice of other companies in Hong Kong. Total compensation for the benefit of Anthony So was $700,000, for the benefit of Cathy Kit Teng Pang was $111,912, for the benefit of Kim Wah Chung was $134,349, for the benefit of Mr. George O'Leary was $158,766 and for the benefit of Henry F. Schlueter was an aggregate of $119,201. We currently pay George O'Leary, our President and Chief Executive Officer compensation in the amount of $20,000 per month or an aggregate of $240,000 per year for his services. The $119,201 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered and expenses incurred.

     We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2005, other than contributions to our Provident Fund Plan which aggregated $35,092 for officers and directors during the fiscal year ended March 31, 2005.

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

     During the fiscal year ended March 31, 2005, the amounts paid to Mr. Chung and Ms. Pang were less than the yearly salaries provided for in their employment agreements. See "Compensation." Mr. Chung and Ms. Pang waived the right to be paid the amount representing the deficiency between the actual amounts paid to them and the amount provided for in their employment agreements.

Options of Directors and Senior Management

     The following table provides information concerning options owned by the directors and senior management at May 31, 2005.

                      Number of Common Shares   Exercise
                            Subject to          Price Per
        Name              Stock Options           Share       Expiration Date
        ----              -------------           -----       ---------------

Anthony So                   158,000              $8.00       January  6, 2010
                             128,000              $3.65       April 9, 2011
                             128,000              $2.50       March 6, 2012
                             222,500              $1.61       March 31, 2013

Kim Wah Chung                 20,000              $8.00       January  6, 2010
                              20,000              $3.65       April 9, 2011
                              20,000              $2.50       March 6, 2012
                              55,000              $1.61       March 31, 2013

Cathy Kit Teng Pang           20,000              $8.00       January  6, 2010
                              20,000              $3.65       April 9, 2011
                              20,000              $2.50       March 6, 2012
                              55,000              $1.61       March 31, 2013

George O'Leary                10,000              $8.125      January 12, 2010
                              10,000              $7.875      January 9, 2011
                              10,000              $6.12       March 25, 2014
                              10,000              $6.20       September 12, 2014

Woo-Ping Fok                  10,000              $8.125      January 12, 2010
                              10,000              $7.875      January 9, 2011
                              10,000              $6.12       March 25, 2014
                              10,000              $6.20       September 12, 2014

J. Stewart Jackson IV         10,000              $7.875      January 9, 2011
                              10,000              $2.55       October 15, 2011
                              10,000              $1.61       March 31, 2013
                              10,000              $6.12       March 25, 2014
                              10,000              $6.20       September 12, 2014

Henry F. Schlueter            10,000              $8.00       January 6, 2010
                              10,000              $6.12       March 25, 2014
                              10,000              $6.20       September 12, 2014

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

     BEL's total contributions to the Plan and the MPF for the years ended March 31, 2003, 2004, and 2005 amounted to $73,945, $77,402 and $83,277, respectively.

Board Practices

     All directors hold office until our next annual meeting of shareholders or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. All executive officers are appointed by the Board and serve at the pleasure of the Board. There are no director service contracts providing for benefits upon termination of employment.

     NASDAQ Exemptions and Home Country Practices

     NASDAQ Marketplace Rule 4350 provides that foreign private issuers may elect to follow certain home country corporate governance practices so long as they provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer 's corporate governance practices are not prohibited by home country law.

     On July 19, 2005, we submitted a letter to the NASDAQ certifying that certain of Bonso's corporate governance practices are not prohibited by the relevant laws of the British Virgin Islands. We will follow British Virgin Island law in respect to the following requirements:

     o    A majority of Bonso's board of directors will not independent;
     o    Bonso will not have a nominating committee;
     o    Bonso will not have a compensation committee;
     o    Bonso's independent directors will not meet in executive session; and
     o    Bonso's audit committee will have only one member.

Audit Committee

     During the fiscal year ended March 31, 2005, Messrs. Woo Ping Fok and Henry
F. Schlueter were members of our Audit Committee. Effective July 4, 2005, Mr. Schlueter resigned as a member of our audit committee. Accordingly, Mr. Fok is now the sole member of the Audit Committee. Mr. Woo Ping Fok is "independent" as defined in the NASDAQ listing standards.

     The Audit Committee was established to (i) review and approve the scope of audit procedures employed by our independent auditors; (ii) review and approve the audit reports rendered by our independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit Committee, which was amended effective June 30, 2005..

Employees.

     At March 31, 2005, we employed 3,050 persons, compared with 2,899 persons at March 31, 2004; 42 employees in Hong Kong (39 for 2004), 2,973 employees in China (2,820 for 2004), 22 employees in Germany, (22 for 2004), 0 in the United Kingdom (2 for 2004), 2 employees in Poland (2 for 2004), 2 employees in the United States (4 for 2004) and 9 in Canada (10 for 2004). Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.


Share Ownership.

     The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of May 31, 2005:

                                                                       Total Number of
                              Shares of                                   Shares of
                             Common Stock                                Common Stock   Percent of
                               Owned of        Options and               Beneficially   Beneficial
         Name                   Record        Warrants Held                 Owned       Ownership
         ----                   ------        -------------                 -----       ---------
Anthony So                    1,626,195(1)      636,500(2)                 2,262,695      36.41%

Kim Wah Chung                    93,700         115,000(3)(4)(5)             208,700       3.67%

Cathy Kit Teng Pang              35,438         115,000(3)(4)(5)             150,438       2.64%

Henry F. Schlueter               34,000          30,000(6)(11)(12)            64,000       1.15%

Woo-Ping Fok                     68,407          40,000(8)(10)(11)(12)       108,407       1.93%


George O'Leary                   20,000          40,000(8)(10)(11)(12)        60,000       1.06%

J. Stewart Jackson IV           462,575(9)       50,000(7)10)(11)(12)        512,575       9.11%


All Directors and Officers    2,340,315       1,026,500                    3,366,815      55.97%
as a group (7 persons)

(1) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2) Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase 128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(3) Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(4) Includes options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, and options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012.
(5) Includes options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(6) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(7) Includes options to purchase 10,000 shares of common stock at an exercise price of $2.55 expiring on October 15, 2011 and 10,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(8) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring January 12, 2010.
(9) Includes 461,975 shares held by Mr. Jackson and 600 shares held by Mr. Jackson's wife.
(10) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011.
(11) Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014.
(12) Includes options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014.

Stock Option and Bonus Plans

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

     During the fiscal year ended March 31, 2005, 40,000 options were granted under the 1996 Non-Employee Directors' Plan.

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

     On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the "Stock Bonus Plan") which authorizes the issuance of up to five hundred thousand (500,000) shares of the Corporation's Common Stock in the form of stock a stock bonus.

     The purpose of this Stock Bonus Plan is to: (i) induce key employees to remain in the employ of the Corporation, or of any subsidiary of the Corporation; (ii) encourage such employees to secure or increase their stock ownership in the Corporation; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Corporation, or any of its subsidiaries. The Corporation believes that Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Corporation.

     The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Corporation. The initial Committee members are Anthony So, Woo Ping Fok and George O'Leary. The Committee has the authority, in its sole discretion: (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

     As of May 31, 2005, no shares have been granted under the Stock Bonus Plan.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

     We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of May 31, 2005, beneficial ownership of our common stock by each person known by us to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

                                       Amount Owned
                          ------------------------------------
                                                                    Percent of
                                                                     Class (1)
                            Shares of     Options/Warrants to      Beneficially
Name                      Common Stock   Purchase Common Stock        Owned
----                      ------------   ---------------------        -----

Anthony So                  1,626,195(2)      636,500(3)              36.14%
John Stewart Jackson IV       462,575          50,000(3)               9.11%
W. Douglas Moreland           501,400               0                  8.99%
Royce & Associates LLC        297,000               0                  5.32%

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

     Of the 5,577,639 shares of common stock outstanding as of May 31, 2005, 4,260,177 were held in the United States by 216 holders of record. We have 224 shareholders of record and estimate that we have approximately 1,100 shareholders holding their stock in street name (who have not objected to their names being disclosed to us).

Related Party Transactions

     During the fiscal year ended March 31, 2005 we paid Schlueter & Associates, P.C. an aggregate of $119,201 for legal fees and expenses. Mr. Henry F. Schlueter, a director, is the Managing Director of Schlueter & Associates, P.C.

     For the year ended March 31, 2005, we sold scales to Tantric Europe Ltd. ("Tantric") amounting to $99,410. Tantric is 100% owned by the Chief Executive Officer and minority shareholder of one of the subsidiaries of the Company. As at March 31, 2005, there was no outstanding balance due from Tantric.

Interests of Experts and Counsel

     Not Applicable.

Legal Proceedings

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

     Thereafter, Plaintiffs filed a Verified Second Amended Complaint (the "Second Amended Complaint") on January 21, 2004. While the Second Amended Complaint asserts essentially the same derivative and direct claims as the Amended Complaint, it includes new factual allegations concerning Bonso's December 17, 2003 announcement to extend the expiration date of its December 31, 2003 warrants (the "Warrants") and reduce the exercise price.

     On October 25, 2004, we agreed to a Agreement and Stipulation with the Plaintiffs whereby the trial date was cancelled and all pending deadlines were stayed until the independent counsel makes his determination and recommendation regarding the Derivatives Claims. Pursuant to the Agreement and Stipulation, the Plaintiff's agreed that their investigation into the trading of the Warrants would be completed by March 31, 2005.

     On April 8, 2005, the District Court of Jefferson County, State of Colorado dismissed with prejudice this lawsuit filed against Bonso and certain of Bonso's directors with each party paying their own costs and fees. The Parties' Stipulation For Dismissal With Prejudice was based upon the Report of Independent Counsel Richard R. Greengard. In his 57 page Independent Counsel's Report, Mr. Greengard found no credible evidence to support the plaintiffs' derivative claims after conducting an exhaustive review of the documents provided by both the plaintiffs and the defendants and conducting interviews of the individuals identified as having knowledge of the particular claims

Augusta Arbitration

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

     On January 13, 2004, the arbitration tribunal issued a partial award in favor of Augusta, finding that while Augusta did cause the accountants to delay beginning work on the reconciliation of Korona's financial to U.S. GAAP, that delay was not the cause of the Group's failure to get the stock registered by the deadline. The arbitration tribunal awarded Augusta reasonable costs associated with the arbitration. On February 5, 2004, the Group filed a notice of intent to pursue further defenses not resolved in the partial award. In April 2004, a further hearing was held before the arbitration tribunal during which the Group argued its additional defenses.

     On July 28, 2004, the arbitration tribunal issued a final award in favor of Augusta. The Group was obligated to exchange the stock for the promissory note of $1,445,808, with accrued interest of $416,404, and to reimburse Augusta its attorney fees and expenses of $515,272 as incurred in the arbitration.

Item 8. Financial Information

Financial Statements

     Our Consolidated Financial Statements are set forth under Item 18. Financial Statements. For the year ended March 31, 2005 to the date of filing this Annual Report with the SEC, there has been no significant changes on our Consolidated Financial Statements.

Item 9. The Offer and Listing

Listing Details

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

     The following table sets forth the high and low sale prices for each of the last five years:

                  Period                            High             Low
                  ------                            ----             ---
     April 1, 2000 to March 31, 2001              $17.5625          $6.00
     April 1, 2001 to March 31, 2002               $7.625           $2.38
     April 1, 2002 to March 31, 2003               $3.45            $1.41
     April 1, 2003 to March 31, 2004               $9.71            $1.70
     April 1, 2004 to March 31, 2005               $9.09            $3.90

     The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended March 31, 2005.

                  Period                            High             Low
                  ------                            ----             ---
     April 1, 2003 to June 30, 2003                $6.40            $1.77
     July 1, 2003 to September 30, 2003            $4.99            $2.19
     October 1, 2003 to December 31, 2003          $9.71            $4.05
     January 1, 2004 to March 31, 2004             $9.65            $5.68
     April 1, 2004 to June 30, 2004                $8.28            $5.02
     July 1, 2004 to September 30, 2004            $9.09            $5.11
     October 1, 2004 to December 31, 2004          $5.63            $4.28
     January 1, 2005 to March 31, 2005             $6.20            $3.90

     The following table sets forth the high and low sale prices during each of the most recent six months.

       Period                         High               Low
       ------                         ----               ---

     March 2005                       $4.93             $3.90
     April 2005                       $4.49             $3.40
     May 2005                         $4.61             $3.80
     June 2005                        $5.48             $4.00
     July 2005                        $7.00             $5.84
     August 2005                      $6.24             $4.89


Transfer and Warrant Agent

     The transfer agent and registrar for the common stock and the warrant agent for the warrants is U.S. Stock Transfer Corporation, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10. Additional Information

Share Capital

     Our authorized capital is $170,000 consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years, is presented in the Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2003, 2004 and 2005 included herein in Item 18.

     At May 31, 2005, there were 5,577,639 shares of our common stock outstanding, all of which were fully paid. In addition, at May 31, 2005, we had outstanding 1,074,500 options to purchase common stock as follows:

            Number of           Exercise Price         Expiration
             Options              per Share               Date
             -------              ---------               ----

             228,000                $8.00             January 6, 2010
              20,000                $8.125           January 12, 2010
              30,000                $7.875            January 9, 2011
             196,000                $3.65               April 9, 2011
              10,000                $2.55            October 15, 2011
             168,000                $2.50               March 6, 2012
             342,500                $1.61              March 31, 2013
              40,000                $6.12              March 25, 2014
              40,000                $6.20          September 12, 2014

     At May 31, 2005 there were no shares of our preferred stock outstanding.

Memorandum and Articles of Association

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

Material Contracts

     The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Bonso or any subsidiary of Bonso is a party, for the two years immediately preceding the filing of this report:

     We entered into an employment agreement with Anthony So our former President, and our current Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer effective April 1, 2003.

     We entered into an employment agreement with Cathy Kit Teng Pang our Director of Finance effective April 1, 2003.

     We entered into an employment agreement with Kim Wah Chung our Director of Research and Development effective April 1, 2003.

     We signed a Banking Facility Letter, dated August 30, 2004 between Korona, Bonso and Commerzbank Aktiengesellschaft Bank for a EURO 2,000,000 line of credit.

     We signed a Banking Facility Letter dated July 20, 2004 between Bonso and KBC Bank Hong Kong Branch for a HK $25,500,000 discount of export invoice, negotiation of export letter of credit discrepancies, packing loan, export bills and standby letter of credit.

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

Exchange Controls

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

     A foreign corporation will be treated as a passive foreign investment company ("PFIC") for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other that rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, (i) U.S. Holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain and (ii) distributions paid by us to our U.S. Holders could also be subject to an interest charge. In addition, we would not provide information to our U.S. Holders that would enable them to make a "qualified electing fund" election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.

     In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

Documents on Display

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

Interest Rate Risk

     Our interest rate risk primarily arises from our long-term debt and our general banking facilities. At March 31, 2005 our total long-term debt was $256,750, and we had utilized $9,066,337 of our total banking facilities of $29,909,886. Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

     A summary of our debts as at March 31, 2005 which were subjected to variable interest rates is as below:

                                   March 31, 2005         Interest rate
                                   --------------         -------------

      Notes payable                  $3,744,726             Prime rate minus
                                                                    2.75% or
                                                          HIBOR + 2% to 2.5%

      Short-term loans               $4,742,685     Prime rate minus 0.5% or
                                                   EONIA +1 or HIBOR + 2.25%

HIBOR: Hong Kong Interbank Offered Rate
Prime rate: The prime rate as determined by the Hong Kong Bankers Association EONIA : Euro OverNight Index Average.

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

     Our officers also concluded that disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to management to allow timely decisions regarding required disclosure.

     During the period covered by this annual report and during the last fiscal quarter, no change has occurred in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

     We are aware of the importance of maintaining controls and procedures and are continuing to work towards improving our controls and procedures. Beginning with the fiscal year ending March 31, 2007, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form 20-F.

     In connection with this required Section 404 evaluation, we are planning to perform the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with such requirements by the effective date for compliance. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our board of directors, our audit committee and our senior management. This evaluation is expected to underlie the internal control report of management and auditor attestation requirements of Section 404.

     Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, we are in the process of conducting further evaluation and strengthening of our internal control over financial reporting. We plan to design enhanced processes and controls to address these and any other issues that might be identified through our review. As we are still in the evaluation process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future. Should we discover such conditions, we will take action to correct them. We are committed to taking appropriate steps for remediation, as needed.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

     Bonso does not have an independent member of the audit committee that is deemed to be a financial expert.

Item 16B. Code of Ethics

     We have adopted a code of ethics that applies to our Chief Executive Officer and Chief Financial Officer. We intend to disclose any changes in or waivers from our code of ethics by filing a Form 6-K. A copy of the revised Code of Ethics is attached as Exhibit 11.1 to this Annual Report on Form 20-F. Stockholders may request a free copy in print form from our Director of Finance at:

Bonso Electronics International, Inc.
Unit 1106 - 1110
11/F, Star House
3 Salisbury Road
Tsimshatsui
Kowloon, Hong Kong

Item 16C. Principal Accountant Fees and Services.

Audit Committee's pre-approval policies and procedure

     The Audit Committee must pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. Before the Company or any of its subsidiaries engages the independent auditor to render a service, the engagement must be either:

     (1) specifically approved by the Audit Committee; or

     (2) entered into pursuant to this Pre-Approval Policy.

     The term of any pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee may periodically revise the list of pre-approved services.

     The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee may not delegate to management the Audit Committee's responsibilities to pre-approve services performed by the independent auditor.

     The Audit Committee must specifically pre-approve the terms of the annual audit services engagement. The Audit Committee shall approve, if necessary, any changes in terms resulting from changes in audit scope, Company structure or other matters. In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may grant pre-approval for other audit services, which are those services that only the independent auditor reasonably can provide.

     The Audit Committee may grant pre-approval to those permissible non-audit services classified as other services that it believes would not impair the independence of the auditor, including those that are routine and recurring services.

     The Audit Committee may consider the amount or range of estimated fees as a factor in determining whether a proposed service would impair the auditor's independence. Where the Audit Committee has approved an estimated fee for a service, the pre-approval applies to all services described in the approval. However, in the event the invoice in respect of any such service is materially in excess of the estimated amount or range, the Audit Committee must approve such excess amount prior to payment of the invoice. The Audit Committee expects that any requests to pay invoices in excess of the estimated amounts will include an explanation as to the reason for the overage. The Company's independent auditor will be informed of this policy.

     The Company's management shall inform the Audit Committee of each service performed by the independent auditor pursuant to this Pre-Approval Policy. Requests or applications to provide services that require separate approval by the Audit Committee shall be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's and the PCAOB's rules on auditor independence.

     The audit fee indicated below was pre-approved by the Audit Committee before the auditor commenced their work.

     Audit Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for the audit of the Corporation's annual consolidated financial statements for the fiscal year ended March 31, 2005 were $220,000 and for the fiscal year ended March 31, 2004 were $280,000.

     Tax Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance for the fiscal year ended March 31, 2005 were $6,000 and for the fiscal year ended March 31, 2004 were $5,900.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Pursuant to NASDAQ Marketplace Rule 4350(a), a foreign private issuer may follow its home country practice in lieu of Rule 4350, which sets forth the qualitative Listing Requirements for NASDAQ listed companies. Rule 4350 requires, among other things, that a listed company have at least three members on its audit committee. The Company currently has an audit committee consisting of one director who is deemed to be "independent" as defined in NASDAQ Marketplace Rule 4200. The Company has obtained a written statement from independent counsel in the British Virgin Islands certifying that the Company's corporate governance practices relating to the single member audit committee is not prohibited by British Virgin Island law. See "NASDAQ Exemptions and Home Country Practices."

Item 16E. Purchasers of Equity Securities by the Issuer and Affiliated
          Purchasers.

     In August 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. The Company did not repurchase any share during the fiscal year ended March 31, 2005 and the Company may from time to time repurchase shares of its Common Stock under this program.


                                    PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     The following Financial Statements are filed as part of this Annual Report:

                                                                      Page
                                                                ----------------

Report of Independent Registered Public Accounting Firm                      F-1

Consolidated Balance Sheets as of March 31, 2004 and 2005                    F-2

Consolidated Statements of Income (Loss) and Comprehensive
Income (Loss) for the years ended March 31, 2003, 2004 and 2005              F-3

Consolidated Statements of Changes in Shareholders' Equity for the
years ended March 31, 2003, 2004 and 2005                                    F-4

Consolidated Statements of Cash Flows for the years ended
March 31, 2003, 2004 and 2005                                        F-5 and F-6

Notes to Consolidated Financial Statements                      F-7 through F-35

Item 19. Exhibits.


     4.1 Banking Facility Letter, dated August 30, 2004 between Bonso, Korona and Commerzbank Aktiengesellschaft Bank

     4.2 Banking Facility Letter, dated July 20, 2004 between Bonso and KBC Bank Hong Kong Branch

     4.3 Banking Facility Letter, dated May 6, 2004 between Bonso and Standard Chartered Bank (1)

     4.4 Banking Facility Letter, dated January 15, 2004 between Bonso and Natexis Banques Populaires Hong Kong Branch (1)

     4.5 Banking Facility Letter, dated May 31, 2004 between Bonso and DBS Kwong on Bank Limited (1)

     4.6 Banking Facility Letter, dated May 5, 2004 between Bonso and the Hong Kong and Shanghai Banking Corporation Limited (1)

     4.7 Banking Facility Letter, dated April 8, 2004 between Bonso and Hang Seng Bank Limited (1)

     11.1      Code of Ethics For Chief Executive Officer and Chief Financial
               Officer

     12.1 Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.3      Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to
               Section 906 of the Sarbanes-Oxley Act of 2002.

(1) These documents previously filed as Exhibits to our Annual Report for the fiscal year ended March 31, 2004 on Form 20-F and is hereby incorporated by reference.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                            BONSO ELECTRONICS INTERNATIONAL INC.



Dated:   September 23, 2005                 /s/ Anthony So
                                            ------------------------------------
                                            Anthony So, Chairman


                                            /s/ George O'Leary
                                            ------------------------------------
                                            George O'Leary, President and
                                            Chief Executive Officer

                        Consolidated Financial Statements

                      Bonso Electronics International Inc.
                  (Incorporated in the British Virgin Islands)


                                 March 31, 2005

                      Bonso Electronics International Inc.
                   Index to Consolidated Financial Statements



Contents                                                                   Pages
--------                                                                   -----



Report of Independent Registered Public Accounting Firm......................F-1



Consolidated Balance Sheets as of March 31, 2004 and 2005....................F-2



Consolidated Statements of Income (Loss) and Comprehensive Income
(Loss) for the years ended March 31, 2003, 2004 and 2005.....................F-3



Consolidated Statements of Changes in Shareholders' Equity for
the years ended March 31, 2003, 2004 and 2005................................F-4



Consolidated Statements of Cash Flows for the years ended
March 31, 2003, 2004 and 2005........................................F-5 and F-6



Notes to Consolidated Financial Statements...........................F-7 to F-35

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------



Board of Directors and Shareholders of
Bonso Electronics International Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss) and comprehensive income (loss), of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Bonso Electronics International Inc. and its subsidiaries at March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





PricewaterhouseCoopers

Hong Kong,
September 22, 2005


                              Bonso Electronics International Inc
                                  Consolidated Balance Sheets
                             (Expressed in United States Dollars)
                                                                                March 31
                                                                       --------------------------
                                                              Notes           2004           2005
                                                                                 $              $
Assets

Current assets
  Cash and cash equivalents                                             10,815,279      9,707,588
  Restricted cash deposits                                                   4,337          4,848
  Trade receivables, net                                          2     10,389,769     10,585,968
  Inventories                                                     3     10,881,932     11,402,239
  Tax recoverable                                                           58,464        486,618
  Deferred income tax assets - current                            5         52,057         52,057
  Other receivables, deposits and prepayments                              888,658      1,450,322
                                                                       -----------    -----------
  Total current assets                                                  33,090,496     33,689,640
                                                                       -----------    -----------
Deposits                                                                   617,056         72,789
Long term investment                                                          --          500,000
Deferred income tax assets - non current                          5         15,178         46,849

Goodwill                                                         11      1,100,962      1,100,962

Brand name and other intangible assets, net                      11      2,397,392      2,740,530
Property, plant and equipment

  Leasehold land and buildings                                          12,446,534     12,478,098
  Plant and machinery                                                   15,401,460     15,657,016
  Furniture, fixtures and equipment                                      5,798,190      6,097,481
  Motor vehicles                                                           344,035        357,343
                                                                       -----------    -----------
                                                                        33,990,219     34,589,938
Less: accumulated depreciation and impairment                          (17,612,858)   (20,277,952)
                                                                       -----------    -----------
  Property, plant and equipment, net                                    16,377,361     14,311,986
                                                                       -----------    -----------
  Total assets                                                          53,598,445     52,462,756
                                                                       ===========    ===========

Liabilities and shareholders' equity

Current liabilities
  Bank overdraft                                                  7        156,429        281,085
  Notes payable                                                   7      3,244,194      3,744,726
  Accounts payable                                                       8,280,039      6,938,578
  Accrued charges and deposits                                           2,951,797      1,978,222
  Income taxes payable                                                     279,485           --
  Short-term loans                                                7      4,599,652      4,742,685
  Current portion of long-term debt                               4        244,528        249,271
  Current portion of capital lease obligations                    6        433,869        384,616
                                                                       -----------    -----------
  Total current liabilities                                             20,189,993     18,319,183
                                                                       -----------    -----------
Long-term debt, net of current maturities                         4        613,209          7,479

Capital lease obligations, net of current maturities              6        544,872        160,256

Commitments and contingencies (Notes 6(b) and 12)

Deferred income tax                                                         39,718         43,856
Minority interests                                                          14,203           --
Redeemable common stock

Redeemable common stock par value $0.003 per share
  - issued and outstanding shares: 2004 - 180,726;
    2005 - 0                                                             1,445,808           --


Shareholders' equity

Preferred stock par value $0.01 per share
  - authorized shares - 10,000,000
  - issued and outstanding shares: 2004-nil; 2005-nil                         --             --
Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : 2004-5,527,639,
     2005-5,577,639                                                         16,579         16,729
Additional paid-in capital                                              21,665,801     21,764,788
Retained earnings                                                        8,515,793     11,307,642
Accumulated other comprehensive income                                     552,469        842,823
                                                                       -----------    -----------
                                                                        30,750,642     33,931,982
                                                                       -----------    -----------
Total liabilities and shareholders' equity                              53,598,445     52,462,756
                                                                       ===========    ===========


                     See notes to these consolidated financial statements


                               Bonso Electronics International Inc
            Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
                              (Expressed in United States Dollars)



                                                                       Year ended March 31,
                                                                 2003           2004           2005
                                                          -----------    -----------    -----------
                                                                    $              $              $

Net sales                                                  46,400,141     74,964,085     69,602,192
Cost of sales                                              35,527,943     57,481,103     53,138,410
                                                          -----------    -----------    -----------
Gross margin                                               10,872,198     17,482,982     16,463,782

Selling expenses                                            2,466,653      3,121,900      2,595,222
Salaries and related costs                                  4,563,453      5,150,345      5,215,798
Research and development expenses                             392,926        739,730        710,355
Administration and general expenses                         3,956,858      5,438,995      4,079,201
Amortization of brand name                                    200,000        200,000        200,000
                                                          -----------    -----------    -----------
Income (loss) from operations                                (707,692)     2,832,012      3,663,206
Interest income                                                85,178         57,169         80,955
Interest expenses                                            (532,624)      (499,512)      (416,774)
Foreign exchange gain (losses)                                (96,592)        15,081        (98,051)
Other income                                                   99,369        224,292        372,133
Consultancy fee                                              (381,420)          --             --
                                                          -----------    -----------    -----------
Income (loss) before income taxes and minority interest    (1,533,781)     2,629,042      3,601,469
Income tax expense                                            (37,314)      (401,504)      (266,059)
                                                          -----------    -----------    -----------
Net income (loss) before minority interest                 (1,571,095)     2,227,538      3,335,410
Minority interest                                             (72,639)        41,072         14,202
                                                          -----------    -----------    -----------
Net income (loss)                                          (1,643,734)     2,268,610      3,349,612

Other comprehensive income, net of tax:
  Foreign currency translation adjustments net of tax         173,720        142,777        290,354
                                                          -----------    -----------    -----------
Comprehensive income (loss)                                (1,470,014)     2,411,387      3,639,966
                                                          ===========    ===========    ===========

Earnings (loss) per share
  Basic                                                   $     (0.29)   $      0.40    $      0.59
                                                          ===========    ===========    ===========

  Diluted                                                 $     (0.29)   $      0.37    $      0.55
                                                          ===========    ===========    ===========


                      See notes to these consolidated financial statements


                                               Bonso Electronics International Inc.
                                   Consolidated Statements of Changes in Shareholders' Equity
                                              (Expressed in United States Dollars)



                       Common stock                                                                       Accumulated
                --------------------------                                                                      other
                                                                                                        comprehensive
                     Shares                     Additional        Common       Deferred                income-foreign         Total
                 issued and         Amount        paid-in     Stock held    consultancy       Retained       currency  shareholders'
                outstanding    outstanding        capital    at treasury            fee       earnings    adjustments        equity
                -----------    -----------     ----------    -----------    -----------    -----------    -----------   -----------
                                         $              $              $              $              $              $             $
Balance,
 March 31,
 2002             5,404,133         16,208     21,152,502           --         (381,420)     8,176,958        235,972    29,200,220

Net (loss)             --             --             --             --             --       (1,643,734)          --      (1,643,734)
Amortization
 of deferred
 consultancy
 fee (note
 16(b))                --             --             --             --          381,420           --             --         381,420
Common stock
 issued upon
 acquisition
 of a
 subsidiary         125,000            375        305,874           --             --             --             --         306,249
Purchase of
 common stock          --             --             --          (38,832)          --             --             --         (38,832)
Foreign
 exchange
 translation
 adjustment            --             --             --             --             --             --          173,720       173,720
                -----------    -----------    -----------    -----------    -----------    -----------    -----------   -----------
Balance,
 March 31,
 2003             5,529,133         16,583     21,458,376        (38,832)          --        6,533,224        409,692    28,379,043

Net income             --             --             --             --             --        2,268,610           --       2,268,610
Common stock
 issued upon
 exercise of
 warrants            32,982             99        272,003           --             --             --             --         272,102
Purchase of
 common stock       (14,576)           (43)       (25,806)          --             --             --             --         (25,849)
Retirement of
 common stock       (19,900)           (60)       (38,772)        38,832           --             --             --            --
Dividend paid          --             --             --             --             --         (286,041)          --        (286,041)
Foreign
 exchange
 translation
 adjustment            --             --             --             --             --             --          142,777       142,777
                -----------    -----------    -----------    -----------    -----------    -----------    -----------   -----------
Balance,
 March 31,
 2004             5,527,639         16,579     21,665,801           --             --        8,515,793        552,469    30,750,642
                ===========    ===========    ===========    ===========    ===========    ===========    ===========   ===========

Net income             --             --             --             --             --        3,349,612           --       3,349,612
Common stock
 issued upon
 exercise of
 warrants            50,000            150         98,987           --             --             --             --          99,137
Dividend paid          --             --             --             --             --         (557,763)          --        (557,763)
Foreign
 exchange
 translation
 adjustment            --             --             --             --             --             --          290,354       290,354
                -----------    -----------    -----------    -----------    -----------    -----------    -----------   -----------
Balance,
 March 31,
 2005             5,577,639         16,729     21,764,788           --             --       11,307,642        842,823    33,931,982
                ===========    ===========    ===========    ===========    ===========    ===========    ===========   ===========


                                          See notes to these consolidated financial statements


                             Bonso Electronics International Inc.
                            Consolidated Statements of Cash Flows
                            (Expressed in United States Dollars)



                                                                      Year Ended March 31,
                                                                  2003          2004          2005
                                                            ----------    ----------    ----------
                                                                     $             $             $

Cash flows from operating activities

  Net (loss)/ income                                        (1,643,734)    2,268,610     3,349,612
  Adjustments to reconcile net income to net cash
   provided by operating activities :
   Depreciation                                              3,297,608     2,675,549     2,206,099
   Amortization                                                550,300       553,491       566,987
   Impairment on property                                         --         161,499       148,198
   Reversal of software impairment                                --        (150,000)         --
   Loss on disposal of fixed assets                            236,944        39,867        35,392
   Consultancy fee                                             381,420          --            --
   Minority interest                                            72,639       (41,072)      (14,203)
   Other                                                       (84,015)     (296,957)      (28,029)


  Changes in assets and liabilities:
   Trade receivable                                          1,077,932    (4,198,142)     (196,199)
   Other receivables, deposits and prepayments                (111,441)      277,576      (561,664)
   Notes receivable                                            328,070       358,188          --
   Inventories                                              (2,314,599)    1,774,586      (520,307)
   Accounts payable                                          2,056,513     1,929,512    (1,341,461)
   Accrued charges and deposits                             (2,094,096)    1,274,511      (973,575)
   Tax recoverable                                               2,310       (58,464)     (428,154)
   Income tax payable                                         (135,701)      331,572      (279,485)
   Deferred tax                                                (85,826)      139,718       (27,534)
                                                            ----------    ----------    ----------
 Net cash provided by operating activities                   1,534,324     7,040,044     1,935,677
                                                            ----------    ----------    ----------


Cash flows from investing activities

  Restricted cash deposits                                    (131,626)    4,099,831          (511)
  Deposits for property, plant and equipment                  (551,399)     (617,056)         --
  Proceeds from disposal of property, plant and Equipment      250,103       115,721        22,256
  Acquisition of property, plant and equipment              (1,912,056)   (2,543,734)     (684,398)
  Acquisition of a subsidiary, net of cash acquired           (519,805)         --            --
  Acquisition of long term investment                             --            --        (500,000)
                                                            ----------    ----------    ----------
  Net cash used in investing activities                     (2,864,783)    1,054,762    (1,162,653)
                                                            ----------    ----------    ----------



                               Bonso Electronics International Inc.
                         Consolidated Statements of Cash Flows (continued)
                                (Expressed in United States Dollars)


Cash flows from financing activities

  Issue of shares on exercise of warrants and options             --          272,102         99,137
  Repurchase of redeemable common stock                           --             --       (1,445,808)
  Repurchase of common stock                                   (38,832)       (25,849)          --
  Proceeds from long-term borrowings                           488,389         79,025           --
  Principal payments under long-term debt                      (65,245)          --         (600,987)
  Capital lease (payments)/ inception                         (623,592)       668,025       (433,869)
  Net advance /(repayment) under banking facilities          3,151,359     (1,763,094)       768,221
  Capital contribution by minority shareholder                      32           --             --
  Payment of dividends to stockholders                            --         (286,041)      (557,763)
                                                           -----------    -----------    -----------
  Net cash provided by /(used in) financing activities       2,912,111     (1,055,832)    (2,171,069)
                                                           -----------    -----------    -----------



  Net increase /(decrease) in cash and cash equivalents      1,581,652      7,038,974     (1,398,045)
  Net effect of cumulative translation adjustment              173,720        142,777        290,354
  Cash and cash equivalents, beginning of year               1,878,156      3,633,528     10,815,279
                                                           -----------    -----------    -----------
  Cash and cash equivalents, end of year                     3,633,528     10,815,279      9,707,588
                                                           ===========    ===========    ===========

                                                                  2003           2004           2005
                                                                     $              $              $
Supplemental disclosure of cash flow information

Cash paid during the year for:
    Interest paid                                              532,624        499,512        416,774
    Income tax paid, net of (refund)                           249,873        (21,123)       329,483

Non-cash investing and financing activities
    Other intangible assets reclassified from deposit             --             --          544,267
    Property, plant and machinery acquired under capital
    leases                                                        --        1,551,119           --

    Acquisition:
      Fair value of net assets acquired                        (18,107)          --             --
      Cash acquired                                           (150,728)          --             --




                                                 F-6

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

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

(c)  Inventories

     Inventories are stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis. Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of completion and disposal. The company continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

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

     The company provides to certain customers an additional two percent of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facility. In addition, certain products sold by the company are subject to a limited product quality warranty. The company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. The standard limited warranty period is one to three years. Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history. All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified. Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

(e)  Long Term Investment

     Long term investment is related to a 7% zero coupon capital guaranteed fund with maturity on October 11, 2007. Long term investment is recorded at amortized cost. The company is intended to hold this investment till maturity.

(f)  Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

     During the financial year ended March 31, 2003, the Group adopted Statement of Financial Accounting Standard ("SFAS") No. 142 "Goodwill and Other Intangible Assets", which requires discontinuance of goodwill amortization and an annual impairment review. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down to its recoverable amount.

     Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. For the year ended March 31, 2005, the Group made a provision for impairment of approximately $148,198, included in administration and general expenses, on leasehold land and buildings due to the decline in market value.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

     Goodwill is subject to an annual impairment review. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. The company measures fair value based upon internal models.

(g)  Brand name

     Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight-line method over the related estimated useful life of 15 years. Where an indication of impairment exists, the carrying amount of the brand name is assessed and written down to its recoverable amount.

(h)  Other intangible assets

     Other intangible assets represent taxi licenses which are stated at cost and are amortized on a straight-line basis over the related granted useful life of 50 years, representing the shorter of the remaining term of the lease or the expected useful life to the Group.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(i)  Property, plant and equipment

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

(j)  Trade receivable

     Provisions are made against trade receivables to the extent that collection is considered to be doubtful.

(k)  Research and development costs

     Research and development costs are expensed in the financial period during which they are incurred.

(l)  Advertising

     Advertising costs are expensed as incurred and are included within selling expenses. (2005 : $246,193, 2004 : $363,160 and 2003 : $386,545)

(m)  Deferred income taxes

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

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(n)  Foreign currency translations

     (i) The Group's functional currency is the United States dollar. The financial statements of foreign subsidiaries where the United States dollar is the functional currency and which have certain transactions denominated in non-United States dollar currencies are translated into United States dollars at the exchange rates existing on that date. The translation of local currencies into United States dollars creates transaction adjustments which are included in net income (loss). Translations for transactions are recorded on their respective dates. Exchange differences are recorded in the Statements of Income (Loss) and Comprehensive Income (Loss).

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

(0)  Stock options

     Stock options have been granted to employees, directors and non-employee directors. Upon exercise of the options, the holder can acquire share of common stock of the Group at an exercise price determined by the board of directors. The options are exercisable based on the vesting terms stipulated in the option agreements or plan. The Group follows the intrinsic method of accounting for these options.

     The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, as the exercise price of all the options issued by the Company was equal to or higher than the market price of the underlying stock on the date of grant, no compensation expense had been recognized for the years ended March 31, 2003, 2004 and 2005.

     The Company has applied the pro forma fair value disclosures as permitted under SFAS No.123. If the Company had accounted for its stock option plans by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No.123, the Company's net (loss) income and net (loss) income per share would have been increased/reduced to the pro forma amounts as follows:


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

                                                                 2003          2004          2005
                                                                    $             $             $
Net (loss ) income as reported                             (1,643,734)    2,268,610     3,349,612

Deduct:
Total stock-based employee compensation expense
  determined under fair value based method for all stock
  options, net of related tax effects                            --        (844,525)     (191,712)
                                                           ----------    ----------    ----------
Pro forma net (loss) income                                (1,643,734)    1,424,085     3,157,900

Basic (losses) earnings per share

  As reported                                                $(0.29)        $0.40         $0.59
  Pro forma                                                  $(0.29)        $0.25         $0.56

Diluted (losses) earnings per share

As reported                                                  $(0.29)        $0.37         $0.55
  Pro forma                                                  $(0.29)        $0.23         $0.52


(p)  Warrants issued for non - cash consideration

     Warrants issued in consideration for services rendered are recorded at fair value and a charge equivalent to fair value is included in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss). The warrants have been accounted for in accordance with EITF 96-18 "Accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, Goods or Services". The fair value for these warrants is estimated at the date of grant using a Black-Scholes Option Valuation model.

(q)  Stock bonus

     The Company accounts for Stock bonus issued in consideration for services rendered using the intrinsic value method prescribed in APB Opinion No. 25 whereby the bonus are granted at market price, and a charge equivalent to market value of the number of bonus is included in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss). No stock bonus have been issued to employees during the years ended March 31, 2003, 2004 and 2005.

(r)  Recent accounting pronouncements

     In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151 "Inventory Costs" ("SFAS No. 151"). This statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overhead to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. As such, we are required to adopt these provisions at the beginning of fiscal 2007. The Company does not expect the adoption of SFAS No. 151 to have a material impact on its consolidated financial statements.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

     In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment--An Amendment of FASB Statements No. 123 and 95 ("SFAS No. 123R"), which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value, effective for public companies for annual periods beginning after June 15, 2005. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The adoption of SFAS No. 123R may have a significant impact on the Company's results of operations. The Company is evaluating SFAS No. 123R and has not yet determined the amount of stock option expense which will be incurred in future periods.

     In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29, '"Accounting for Nonmonetary Transactions." SFAS No. 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. Adoption of the provisions of SFAS No. 153 is not expected to have a material impact on the Company's financial condition, results of operations, or liquidity.

     In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 includes interpretive guidance for the initial implementation of FAS 123R. We will apply the principles of SAB 107 in conjunction with our adoption of FAS 123R.

     In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations--an interpretation of FASB Statement No. 143." FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company has yet to determine the impact, if any, of FIN 47 on its consolidated financial statements.

     In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. In addition, indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

2    Allowance for doubtful accounts

     Changes in the allowance for doubtful accounts comprise:

                                              2003        2004        2005
                                                 $           $           $
     Balance, April 1                      220,838     421,339     383,770

     Exchange adjustment                    28,549      24,076      18,744
     Acquisition of subsidiary              20,027        --          --
     Additions charged to expense          290,556     187,679     197,310
     Write-off                            (138,631)   (249,324)   (200,818)
                                          --------    --------    --------
     Balance, March 31                     421,339     383,770     399,006
                                          ========    ========    ========


3    Inventories

     The components of inventories are as follows:

                                                    2004               2005
                                                       $                  $
     Raw materials                             4,367,216          5,958,084
     Work in progress                          3,340,770          2,194,432
     Finished goods                            3,173,946          3,249,723
                                              ----------         ----------
                                              10,881,932         11,402,239
                                              ==========         ==========

     During the years ended March 31, 2003, 2004 and 2005, there were non-cash write-offs of specific inventories of $2,792, $24,407 and $233,246 respectively.

4    Long-term debt

     Long-term debt comprises:

                                                                        March 31
                                                                  -------------------
                                                                     2004        2005
                                                                        $           $
     Bank loan for acquisition of fixed assets, denominated
      in United States dollars, due in February 2006              306,667        --
     Long term bank loan at bank's floating base rate + 4%,
      denominated in Canadian dollars, due in March 2006           83,327      48,611
     Mortgage loan at bank's prime interest rate + 1.15%,
      denominated in Canadian dollars                             256,761     171,093
     Business loans at bank's prime interest rate + 1.10%,
      denominated in Canadian dollars                              37,400      37,046
     Promissory note for the acquisition of subsidiaries due in
      March 2008 (see Note 10)                                    173,582        --
                                                                 --------    --------
     Long-term debt                                               857,737     256,750
     Less: current portion                                       (244,528)   (249,271)
                                                                 --------    --------
     Long-term debt, less current maturities                      613,209       7,479
                                                                 ========    ========


                                       F-14

                       Bonso Electronics International Inc
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

4    Long-term debt (continued)

     Long term debt principal repayments are due as follows:

                                                                      $

     2006                                                       249,271
     2007                                                         7,479
                                                               --------
     Total                                                     $256,750
                                                               ========

     Subsequent to year end, on April 1, 2005, the Company had paid $208,139 of the long term debt, as reflected in the repayment schedule above.

5    Taxation

(a) The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC, Germany, the United States, the United Kingdom and Canada. The current rates of taxation of the subsidiaries operating in Hong Kong and Shenzhen in the PRC are 17.5% and 7.5% respectively. The subsidiary of the Group in Germany is registered as a partnership in Germany which is subject to a statutory tax rate of 14.17%. The Group is not subject to income taxes in the British Virgin Islands. The statutory tax rates in the United States, the United Kingdom and Canada are 15%, 19.64%, and 38% respectively.

(b) Pursuant to the relevant income tax laws in the PRC, Bonso Electronics (Shenzhen) Co., Ltd, a wholly owned subsidiary of the Company, was fully exempt from PRC state income tax for two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Co., Ltd. was deemed to be the financial year ended December 31, 1998 and the last year it was entitled to this benefit was December 31, 2002. In 2003, Bonso Electronics (Shenzhen) Co., Ltd was accredited as an "Advanced Corporation." A further 50% tax reduction was granted for another three years and the last year it will be entitled to this benefit will be December 31, 2005. With effect from January 1, 2006, Bonso Electronics (Shenzhen) Co., Ltd will subject to a 10% income tax. However, if over 70% of the sales are for export, it will be subject to a 15% tax.

(c)  The components of the income tax benefit (expense) are as follows:

                                                 2003        2004        2005
                                                    $           $           $

     Deferred income tax benefit (expense)     76,858    (149,468)     27,434
     Current income tax expense              (114,172)   (252,036)   (293,493)
                                             --------    --------    --------
     Total income tax expense                 (37,314)   (401,504)   (266,059)
                                             ========    ========    ========

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5    Taxation (Continued)

(d)  Deferred tax assets comprise the following:

                                                      2004            2005
                                                         $               $
     Deferred tax liabilities

       Accelerated depreciation                    (43,632)         (4,014)

     Deferred tax assets

       Tax loss carry forwards                     311,682         479,341
       Others                                       50,614         (38,765)
       Less: Valuation allowance                  (251,429)       (337,656)
                                                  --------        --------
                                                   110,867         102,920
                                                  --------        --------
     Net deferred tax assets                        67,235          98,906
     Less: current portion                         (52,057)        (52,057)
                                                  --------        --------
     Non-current portion                            15,178          46,849
                                                  ========        ========


     As of March 31, 2005, the Group had accumulated tax losses amounting to $2,739,091 (the tax effect thereon is $479,341), which may be carried forward and applied to reduce future taxable income which is earned in or derived from Germany. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized.

     As of March 31, 2005, the Group's accumulated tax losses have no definite period of expiration.

(e)  Changes in the valuation allowance consist of:

                                                   2003      2004      2005
                                                      $         $         $

     Balance, April 1                            10,149   163,645   251,429

     Addition debited to income tax expense     153,496    87,784    86,227
                                                -------   -------   -------
     Balance, March 31                          163,645   251,429   337,656
                                                =======   =======   =======

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5    Taxation (Continued)

(f) The actual income tax expense attributable to earnings for the years ended March 31, 2003, 2004 and 2005 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

                                                        2003        2004        2005
                                                           $           $           $

     Hong Kong statutory tax rate                       16.0%       17.5%       17.5%
     Income tax (expense) credit at the Hong Kong
      statutory tax rate                             245,405    (460,082)   (630,257)
     Offshore profit not subject to income tax        27,544     348,194     688,668
     Expenses not deductible for income tax
      purposes                                       (66,920)   (158,710)   (169,596)
     Changes in valuation allowance                 (153,496)    (87,784)    (86,227)
     Under provision for Hong Kong tax in prior
      years                                          (91,129)    (30,987)    (69,389)
     Income tax rate differentials                   (27,047)    (22,310)     (4,424)
     Tax losses utilized                              28,329      10,175       5,166
                                                    --------    --------    --------
     Total income tax expense                        (37,314)   (401,504)   (266,059)
                                                    ========    ========    ========


6    Leases

(a)  Capital leases

     Motor vehicles and plant and machinery include the following amounts for capitalized leases:

                                          Motor vehicles             Plant and machinery
                                      ------------------------    ------------------------
                                              March 31                     March 31
                                      ------------------------    ------------------------
                                            2004          2005          2004          2005
                                               $             $             $             $

     Cost                                110,065       110,065     2,316,002     2,316,002
     Less: accumulated amortization      (51,364)     (110,065)     (631,388)   (1,527,540)
                                      ----------    ----------    ----------    ----------
                                          58,701          --       1,684,614       788,462
                                      ==========    ==========    ==========    ==========


                                       F-17

                       Bonso Electronics International Inc
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

6    Leases (Continued)

(a)  Capital leases (Continued)

     During the years ended March 31, 2003, 2004 and 2005, the Group entered into additional capital lease obligations amounting to $Nil, $1,551,119 and $Nil respectively.

     Future minimum payments under capital leases as of March 31, 2005 with an initial term of more than one year are as follows:

                                                                         $

     2006                                                          410,929
     2007                                                          171,308
                                                                  --------
     Total minimum lease payments                                  582,237

     Less: amount representing interest                            (37,365)
                                                                  --------
     Present value of net minimum lease payments (including
      current portion of $384,616 as of March 31, 2005)            544,872
                                                                  ========


(b)  Operating leases

     As of March 31, 2005, future minimum lease payments in respect of non-cancellable operating leases for factory, office premises and staff quarters in Hong Kong, the PRC, Germany, the United States, the United Kingdom and Canada are as follows:

                                                                      $

     2006                                                       670,547
     2007                                                       569,335
     2008                                                       349,725
     2009                                                       365,346
     2010                                                       444,156
     Thereafter                                                   7,997
                                                              ---------
                                                              2,407,106
                                                              =========

     Rental expense for all operating leases amounted to $311,417, $478,986 and $521,819 for the years ended March 31, 2003, 2004 and 2005, respectively.

                       Bonso Electronics International Inc
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7    Banking facilities

     As of March 31, 2005, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, short-term loans and long-term loans. The facilities are interchangeable with total amounts available of $29,909,886 (2004: $28,884,030). The general banking facilities utilized by the Group are denominated in United States dollars, Hong Kong dollars, Renminbi, Japanese Yen and Canadian dollars.

     The Group's general banking facilities, expressed in United States dollars, are further detailed as follows:

                                                                             Terms of banking facilities as of
                              Amount available          Amount utilized                March 31, 2005
                          -----------------------    -----------------------   ------------------------------
                                  March 31                  March 31
                          ------------------------   -----------------------
                                2004          2005         2004         2005            Interest       Repayment
                                   $             $            $            $                rate           terms
     Import and export
     Facilities

     Letters of credit    15,948,718    21,987,179    3,340,044    3,785,817

     Including
     sub-limit of:
     Notes payable        15,948,718    20,846,154    3,244,194    3,744,726    Prime rate minus    Repayable in
                                                                                           2.75%     full within
                                                                                              or     four months
                                                                               HIBOR +2% to 2.5%

     Short-term loans     10,430,318     6,231,026    4,599,652    4,742,685    Prime rate minus    Repayable in
                                                                                            0.5%     full within
                                                                                 or EONIA + 1 or   twelve months
                                                                            HIBOR +2.5% to 2.25%

     Other facilities

     Bank overdrafts       1,647,257     1,434,931      156,429      281,085          Prime rate       Repayable
                                                                                           +0.5%       on demand
                                                                                        To 1.00%

     Long-term loans         857,737       256,750      857,737      256,750      Prime rate +1%       Repayable
      (Note 4)                                                                          or HIBOR  in full within
                                                                                          +2.25%      thirty-six
                                                                                                          months
                          ----------    ----------    ---------    ---------
                          28,884,030    29,909,886    8,953,862    9,066,337
                          ==========    ==========    =========    =========


                                       F-19

                       Bonso Electronics International Inc
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7    Banking facilities (Continued)

     The amounts of banking facilities utilized by the Group are denominated in the following currencies:

                                                      Amount utilized
                                                 --------------------------
                                                          March 31
                                                 --------------------------
                                                      2004             2005
                                                         $                $
     Euro                                        4,599,651        4,742,686

     Hong Kong dollars                           1,496,533        2,688,542

     Japanese Yen                                   38,578           44,822

     United States dollars                       2,285,183        1,052,452

     Canadian dollars                              533,917          537,835
                                                 ---------        ---------
                                                 8,953,862        9,066,337
                                                 =========        =========


     The Prime Rate and HIBOR rate were 5.25% and 2.7691% per annum, respectively, as of March 31, 2005. The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.

     The banking facilities are collateralised by the following:

     (a) bank guarantee of $5,740,000 (2004:$5,124,430) and restricted cash deposits of $4,848 (2004: $4,337). The restricted cash deposits have original maturities of less than three months;

     (b) a legal charge over a leasehold property of one of the Group's subsidiaries with net book value of $449,428 (2004:$2,962,207); and

     (c) a personal guarantee of $102,000 (2004: $102,000) by a director of one of the Group's subsidiaries.


     The weighted average interest rate of short-term borrowings of the Group is as follows:

                                                       Year ended March 31
                                                    -------------------------
                                                     2004                2005

     Bank overdrafts                                5.25%               5.00%
     Notes payable                                  4.33%               3.33%
     Short-term loans                               4.33%               3.33%

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

8    Related party transactions

(a) The Group paid emoluments, commissions and/or consultancy fees to its directors as follows:

     Year ended           Mr. So Hung Gun,   Ms. Pang Kit   Mr. Chung Kim
     March 31                     Anthony     Teng, Cathy             Wah
     --------             ---------------    ------------   -------------

     2003                   $671,836 (iii)       $125,262     $149,606(ii)
     2004                   $630,821 (iii)       $128,015     $152,554(ii)
     2005                   $700,000 (iii)       $111,912    $134,350 (ii)


                    Mr. Fok Woo      Mr. George   Mr. J Stewart      Mr. Henry
                           Ping         O'Leary         Jackson      Schlueter
                    -----------     -----------   -------------    -----------
     2003                   Nil      $180,000(i)            Nil    $142,870(iv)
     2004                   Nil      $172,125(i)            Nil    $230,909(iv)
     2005                   Nil     $158,766 (v)            Nil    $119,201(iv)


     (i) This represented consultancy fee paid to Mr. George O'Leary. Since April 1, 2001, a monthly consultancy fee was paid to Mr. O'Leary for provision of support and marketing services in the United States.

     (ii) Included in the emoluments is a housing allowance for $38,462 for each of the three years in the period ended March 31, 2005 payable to a company in which Mr. Chung Kim Wah has a beneficial interest.

    (iii) Apart from the emoluments paid by the Group as shown above, one of the properties of the Group in Hong Kong is also provided to Mr. So Hung Gun, Anthony as part of his compensation.

     (iv) Mr. Henry Schlueter was appointed as a director of the Company on October 10, 2001. The amount for the years ended March 31, 2003, 2004 and 2005 represented professional fees paid to Schlueter & Associates, P.C., the Group's SEC counsel in which Mr. Henry Schlueter is one of the principals.

     (v) Included in the emoluments is a monthly consultancy fee to Mr. O'Leary for provision of support and marketing services in the United States and director fee since January 17, 2005.

(b) For the year ended March 31, 2005, the Group sold scales to Tantric Europe Ltd. ("Tantric") amounting to $99,410 (2004 : $15,900). Tantric is 100%
     (2004: 50%) owned by Mohan Thadani, the Chief Executive Officer and minority shareholder of one of the subsidiaries of the Company.

                       Bonso Electronics International Inc
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

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

(d) BEL's total contributions to the Plan and the MPF for the years ended March 31, 2003, 2004 and 2005 aggregated $73,945, $77,402 and $83,277, respectively.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

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

     As the redemption option was exercised by Augusta prior to March 31, 2002, the Group has adjusted the carrying amount of the redeemable common stock to the full redemption amount. The adjustment of $542,178 to accrete to the value of the promissory note of $1,445,808 was treated as an adjustment to the original purchase price and resulted in the recognition of goodwill

     On October 22, 2002, Augusta filed a request for arbitration in the state of New York and on January 13, 2003, the Group filed its answer to Augusta's request for arbitration asserting that Augusta breached the agreement and the implied duty of good faith and fair dealing by withholding consent from Korona's auditors for the release of Korona's financial statements. In September 2003, a three-member panel of the arbitration tribunal heard testimony from the Group and Augusta during a two-day hearing.

     On January 13, 2004, the arbitration tribunal issued a partial award in favor of Augusta, finding that while Augusta did cause the accountants to delay the work on the reconciliation of Korona's financial to U.S. GAAP, that delay was not the cause of the Group's failure to get the stock registered by the deadline. The arbitration tribunal awarded Augusta reasonable costs associated with the arbitration. On February 5, 2004, the Group filed a notice of intent to pursue further defenses not resolved in the partial award. In April 2004, a further hearing was held before the arbitration tribunal during which the Group argued its additional defenses.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

10   Business acquisition (continued)

     On July 28, 2004, the arbitration tribunal issued a final award in favor of Augusta. The Group was obligated to exchange the stock for the promissory note of $1,445,808, with accrued interest of $416,404, and to reimburse Augusta its attorney fees and expenses of $515,272 as incurred in the arbitration.

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

     Total consideration consisted of cash, common stock and a promissory note issued to Gram. The value of the common stock issued (125,000 shares at $2.45 each) was determined based on the market price of the Group's stock on the date of the acquisition, which was also the date the terms of acquisition were agreed to and announced. The total promissory note of $231,000 is unsecured, non-interest bearing and repayable in five yearly installments through March 31, 2008 (see Note 4). The value at acquisition of $203,312 was calculated based on an imputed interest rate of 4%. This promissory note was fully paid in advance before March 31, 2005 based on a discount rate of 4.8%. The goodwill above arose on August 1, 2002 and is not amortized but subject to annual impairment review.


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

11   Goodwill, Brand name and Other intangible assets

     Goodwill , brand name and other intangible assets are analysed as follows:

                                 Goodwill                 Brand name           Other intangible assets
                                 --------                 ----------           -----------------------
                                 March 31                  March 31                   March 31
                                 --------                  --------                   --------
                               2004         2005         2004          2005          2004         2005
                                  $            $            $             $             $            $
     Cost                 1,100,962    1,100,962    3,000,000     3,000,000          --        544,267
     Less: accumulated
      amortization             --           --       (602,608)     (802,608)         --         (1,129)
                         ----------   ----------   ----------    ----------    ----------   ----------
                          1,100,962    1,100,962    2,397,392     2,197,392          --        543,138
                         ==========   ==========   ==========    ==========    ==========   ==========

     The Group adopted SFAS No. 142 during the year ended March 31, 2003. Goodwill of the Group of $1,100,962 as at March 31, 2004 and 2005 was not subject to amortization. Amortization expense related to brand name was $200,000 for each of the years ended March 31, 2003, 2004 and 2005. Amortization expense related to other intangible assets was $1,129 for the year ended March 31, 2005.

     As of March 31, 2005, future minimum amortization expenses in respect of brand name and other intangible assets are as follows:

                                                              Other intangible
                                                 Brand name             assets
                                                          $                  $

     2006                                           200,000             13,548
     2007                                           200,000             13,548
     2008                                           200,000             13,548
     2009                                           200,000             13,548
     2010                                           200,000             13,548
     Thereafter                                   1,197,392            475,398
                                                  ---------           --------
     Total                                        2,197,392           $543,138
                                                  =========           ========

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

12   Commitments and contingencies

(a) As of March 31, 2005, the Group had commitments to acquire plant and machineries from third parties for an aggregate consideration of $230,055 (2004: $143,404), of which $86,567 (2004: $71,875) had been paid as deposits.

(b)  Litigation

     Jefferson County Colorado Litigation

     On August 20, 2004, the Company and three of the Company's directors were served with a copy of a Complaint filed on July 23, 2004 in District Court of Jefferson County, State of Colorado, Case No. 03CV2505. Plaintiffs Doug Moreland, William Pinard, Richard Pinard, Leigh Investment Company, LP, Patricia Johnson, Jason Pinard and Larry Rowe (collectively the "Plaintiffs") named Anthony So, George O'Leary, Henry F. Schlueter, Cathy Pang, and John Stewart Jackson (the "Individual Defendants") and the Company as defendants in this case.

     On September 26, 2004, the Company and the Individual Defendants filed a motion to dismiss the Complaint for lack of standing, failure to state a claim, and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado.

     On October 30, 2004, the Plaintiff's filed an amended complaint (the "Amended Complaint") with substantially the same factual allegations as asserted in the original Complaint. The Amended Complaint alleged derivative claims (the "Derivative Claims") against the Individual Defendants for breaches of fiduciary duties for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information and (iii) waste of corporate assets. The Derivative Claims allege that the Company has sustained damages as a result of the Individual Defendants actions. The Amended Complaint sought disgorgement of all profits realized by the Individual Defendants, the imposition of a constructive trust in favor of the Company for the amount of profits received by the Individual Defendants as a result of their sales of the Company's stock and damages in favor of the Company for breaches of the Individual Defendants fiduciary duties. In response, the Company engaged an independent counsel to review the validity and appropriateness of the Derivative Claims.

     The Amended Complaint also alleged individual claims (the "Individual Claims") against the Individual Defendants for breach of fiduciary duty for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information, (iii) negligent misrepresentations, and (iv) fraud.

     On November 20, 2004, the Company and the Individual Defendants filed a motion to dismiss the Amended Complaint for lack of standing and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado. On January 8, 2005, the Court entered an Order denying Defendants' motion to dismiss but requiring the non-resident Plaintiff to file a cost bond.

     Thereafter, Plaintiffs filed a Verified Second Amended Complaint (the "Second Amended Complaint") on January 21, 2004. While the Second Amended Complaint asserts essentially the same derivative and direct claims as the Amended Complaint, it includes new factual allegations concerning Bonso's December 17, 2003 announcement to extend the expiration date of its December 31, 2003 warrants (the "Warrants") and reduce the exercise price.

     On April 8, 2005, the District Court of Jefferson County, State of Colorado dismissed with prejudice this lawsuit with each party paying their own costs and fees. The Parties' Stipulation For Dismissal With Prejudice was based upon the Report of Independent Counsel Richard R. Greengard. In his

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

     57 page Independent Counsel's Report, Mr. Greengard found no credible evidence to support the plaintiffs' derivative claims after conducting an exhaustive review of the documents provided by both the plaintiffs and the defendants and conducting interviews of the individuals identified as having knowledge of the particular claims.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Earnings per share

                                                    Year ended March 31
                                            ------------------------------------
                                                 2003          2004         2005
                                                    $             $            $

     (Loss) Income available to common
     Shareholders                          (1,643,734)    2,268,610    3,349,612

     Weighted average shares outstanding 5,599,238 5,702,015 5,646,676 Incremental shares from assumed exercise of:
       Warrants                                  --           3,746         --
       Stock options                             --         354,503      407,627
                                           ----------    ----------   ----------
     Dilutive potential common shares            --         358,249      407,627
                                           ----------    ----------   ----------
     Diluted weighted average shares        5,599,238     6,060,264    6,054,303
                                           ==========    ==========   ==========

     Basic (loss) earnings per share       $    (0.29)   $     0.40   $     0.59
     Diluted (loss) earnings per share     $    (0.29)   $     0.37   $     0.55


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

     Options to purchase 40,000 shares, 30,000 shares , 228,000 and 20,000 shares of common stock at $6.20, $7.875, $8.00 and $8.125, respectively, were outstanding as at March 31, 2005 but were not included in the calculation of diluted earnings per share during the year ended March 31, 2005 due to their anti-dilutive effect.

14   Shareholders' equity

(a)  Repurchase of common stock

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

(b)  Preferred stock

     The Company had authorized share capital of $100,000 or 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company's Board of Directors in its sole discretion without the approval of the shareholders with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company's Memorandum of Association. The Company had not issued any shares of preferred stock as of March 31, 2005.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Stock option and bonus plans

(a) On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the "Stock Bonus Plan") which authorizes the issuance of up to five hundred thousand (500,000) shares of the Company's Common Stock in the form of stock bonus.

     The purpose of this Stock Bonus Plan is to (i) induce key employees to remain in the employ of the Company, or of any subsidiary of the Company;
     (ii) encourage such employees to secure or increase their stock ownership in the Company; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Company, or any of its subsidiaries. The Company believes that Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company.

     The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Company. The initial Committee members are Anthony So, Woo Ping Fok and George O'Leary. The Committee has the authority, in its sole discretion:(i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

     On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the "2004 Plan") which provides for the grant of up to six hundred thousand (600,000) shares of the Company's Common Stock in the form of stock options, subject to certain adjustments as described in the Plan.

     The purpose of the 2004 Plan is to secure key employees to remain in the employ of the Company and to encourage such employees to secure or increase on reasonable terms their Common Stock ownership in the Company. The Company believes that the Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company.

     The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Company. The committee members currently are Anthony So, Woo Ping Fok and George O'Leary. The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

     The exercise price of an option granted pursuant to the 2004 Stock Option Plan may be paid in cash, by the surrender of options, in Common Stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

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

     In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61. The options shall expire on March 31, 2013 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. 30,000 options have been exercised during the year ended March 31, 2005.

     In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12. The options shall expire on March 25, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the year ended March 31, 2005.

     In September 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.20. The options shall expire on September 12, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options had been exercised during the year ended March 31, 2005.

(b)  The stock options summary as of March 31, 2005 is as follows:

                                                            Average per share
                                                           -------------------
                                               Number      Exercise     Market
                                            of shares         price      price
                                           ----------      --------   --------

     Balance March 31, 2003                   672,000      $   5.11   $   5.11

     Granted                                  412,500      $   2.05   $   2.05
                                           ----------      --------   --------
      Balance, March 31, 2004               1,084,500      $   3.95   $   3.95

     Exercised                                (50,000)     ($  1.99)       --

     Granted                                   40,000      $   6.20   $   6.20
                                           ----------      --------   --------
      Balance, March 31, 2005               1,074,500      $   4.13   $   4.13
                                           ==========      ========   ========

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Stock option and bonus plan (Continued)

(c) The following table summarizes the information about all stock options of the Company outstanding as at March 31, 2005:

                                                       Weighted
                                        Number          average      Exercisable
     Weighted average           outstanding at   remaining life        shares at
     exercise price             March 31, 2005          (years)   March 31, 2005
     --------------             --------------          -------   --------------

     $1.61                             342,500              8.0          342,500
     $2.50                             168,000              6.9          168,000
     $2.55                              10,000              6.5           10,000
     $3.65                             196,000              6.0          196,000
     $6.12                              40,000              9.0           40,000
     $6.20                              40,000              9.5           40,000
     $7.875                             30,000              5.8           30,000
     $8.00                             228,000              4.8          228,000
     $8.125                             20,000              4.8           20,000
                                     ---------                         ---------
     $4.12                           1,074,500              6.7        1,074,500
                                     =========              ===        =========


(d) Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted during the years ended March 31, 2003, 2004 and 2005 were $0, $844,525 and $191,712, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model with the following weighted-average assumptions for the years ended March 31, 2003, 2004 and 2005:

                                                     2003       2004        2005
                                                        $          $           $

     Weighted risk-free interest rate                 N/A      2.83%       4.46%
     Dividend yield                                     -      1.53%       1.80%
     Weighted volatility factor of the expected
      market price of the Company's common share      N/A     98.24%        110%
     Weighted average expected life of the option     N/A    5 years   7.2 years

     The Company has applied the pro forma fair value disclosures as permitted under SFAS No.123.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

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

(b) On January 14, 2000, the Company entered into an agreement with Profit Concepts Limited ("Profit Concepts") which provided consulting services to the Company. The agreement provided for the issuance by the Company to Profit Concepts of 250,000 non-callable warrants to purchase 250,000 shares of the Company's common stock at $8.00 per share, which was equal to the market price on that date. Profit Concepts provided advisory services to the Company and the warrants were exercisable for a period of three years from January 14, 2000. Profit Concepts exercised 50,000 warrants and were issued 50,000 shares of the Company's common stock at $8.00 per share during the year ended March 31, 2001. The remaining warrants expired on January 13, 2003, and no additional warrants were exercised.

     The fair value of the warrants on the date of issue was $1,144,260 and was recognized as consultancy fee in the Consolidated Statements of Income
     (Loss) and Comprehensive Income (Loss) on a straight-line basis over the period of services by Profit Concepts which commenced on July 1, 2000 and concluded on January 13, 2004. The consultancy fees charged to the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) amounted to $381,420, $381,420 and $381,420 for the years ended March 31, 2001, 2002 and 2003 respectively.

17   Business segment information

(a) The Group is organized based on the products it offers. This organizational structure, the Group's operation can be classified into three business segments, Scales, Telecommunications products and Other.

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


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

17   Business segment information (Continued)

     Summarized financial information by business segment for 2003, 2004 and 2005 is as follows:

                                                               Identifiable  Depreciation
                                                   Operating   assets as of           and       Capital
                                    Net sales   profit/(loss)      March 31  amortization   expenditure
                                    ---------   -------------      --------  ------------   -----------
                                            $              $              $             $             $
     2005
     ----
     Scales                        47,256,574      3,345,455     21,193,423       443,740       169,357
     Telecommunication products    20,656,491        230,177      8,461,183       793,796       113,524
     Other                          1,689,127        304,595        716,479        58,078          --
                                  -----------    -----------    -----------   -----------   -----------
     Total operating segments      69,602,192      3,880,227     30,371,085     1,295,614       282,881
     Corporate                           --         (217,021)    22,091,671     1,477,472       401,517
                                  -----------    -----------    -----------   -----------   -----------
     Group                         69,602,192      3,663,206     52,462,756     2,773,086       684,398
                                  ===========    ===========    ===========   ===========   ===========


     2004
     ----

     Scales                        46,211,039      5,827,669     27,443,213     1,566,913     2,628,677
     Telecommunication products    27,450,322      1,026,131      8,718,211     1,238,270       181,237
     Other                          1,302,724        173,870        716,479        58,078       114,700
                                  -----------    -----------    -----------   -----------   -----------
     Total operating segments      74,964,085      7,027,670     36,877,903     2,863,261     2,924,614
     Corporate                           --       (4,195,658)    16,720,542       365,779        60,860
                                  -----------    -----------    -----------   -----------   -----------
     Group                         74,964,085      2,832,012     53,598,445     3,229,040     2,985,474
                                  ===========    ===========    ===========   ===========   ===========


     2003
     ----

     Scales                        27,443,774      3,855,701     24,672,560     2,019,590       837,113
     Telecommunication products    15,729,490         94,623      7,158,520     1,177,268        66,310
     Other                          3,226,877        290,626      1,403,184       183,356        84,354
                                  -----------    -----------    -----------   -----------   -----------
     Total operating segments      46,400,141      4,240,950     33,234,264     3,380,214       987,777
     Corporate                           --       (4,948,642)    15,676,472       467,694       940,317
                                  -----------    -----------    -----------   -----------   -----------
     Group                         46,400,141       (707,692)    48,910,736     3,847,908     1,928,094
                                  ===========    ===========    ===========   ===========   ===========


     Operating profit by segment equals total operating revenues less expenses that are related to the segment's operating revenues. Operating loss of the corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group.
     Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, deferred income tax assets and other identifiable assets not related specifically to individual segments. Goodwill of $1,100,962 arising from the purchase of Korona and Gram is included in identifiable assets of the Scales segment as of March 31, 2003, 2004 and 2005 respectively.

                                       F-33

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

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

     Identifiable long lived assets by geographical areas are as follows:

                                                      2004             2005
                                                         $                $

     Hong Kong                                   3,886,768        3,771,080
     The PRC                                    11,297,299        9,522,560
     Germany                                       453,423          275,946
     Canada                                        693,964          687,135
     United States of America                       20,453           42,316
     United Kingdom                                 25,454           12,949
                                                ----------       ----------
     Total assets                               16,377,361       14,311,986
                                                ==========       ==========


(c) The following is a summary of net sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Group for the years ended March 31, 2003, 2004 and 2005:


                                                Year ended March 31
                          -----------------------------------------------------------
                                2003     %           2004     %           2005     %
                                   $                    $                    $
     Canada                2,397,000     5%     3,768,000     5%    $2,686,951     4%
     United States of
      America             19,620,956    43%    41,302,191    55%    38,638,906    55%
     Germany              11,652,592    25%    17,429,011    23%    15,025,103    22%
     United Kingdom        4,167,505     9%     3,879,272     5%     2,769,900     4%
     Other EC countries    5,239,130    11%     6,483,109     9%     7,948,970    11%
     Asia and Others       3,322,958     7%     2,102,502     3%     2,532,362     4%
                          ----------   ---     ----------   ---     ----------   ---
                          46,400,141   100%    74,964,085   100%    69,602,192   100%
                          ==========   ===     ==========   ===     ==========   ===

(d) The details of sales made to customers constituting 10% or more of total sales of the Group are as follows:

                                                              Year ended March 31
                                              ----------------------------------------------------
                                    Business       2003     %          2004    %         2005    %
                                     segment          $                   $                 $

     Sunbeam Products, Inc. (USA)     Scales           -    -    10,301,621   14   11,708,143   17

     TTI Tech Co., Ltd.                Tele-
                               communication
                                    products   3,550,470    8    18,664,970   25    7,309,546   11

     Global Link Corporation           Tele-
      Ltd.                     communication
                                    products   2,421,902    5     7,927,646   11   11,893,578   17

     Trisquare Communications          Tele-
      (HK) Company             communication
      Limited                       products   6,693,470   14        51,156    -            -    -

     Salter Housewares Ltd.           Scales   4,686,207   10     4,589,024    6    2,234,879    3
                                              ----------   --    ----------   --   ----------   --
                                              17,352,049   37    41,534,417   56   33,146,146   48
                                              ==========   ==    ==========   ==   ==========   ==


                                       F-34

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

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

     In the opinion of management, the carrying amount of the Group's long-term debt approximates fair value as the interest rate applicable is believed to approximate the market rates that would be offered to the Group for debts with same remaining maturities.