Form 20-F
period 2006-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2006-09-29
CIK 846546

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

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     5,577,639 shares of common stock, $0.003 par value, at March 31, 2006

     Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes [ ] No [X]

     If the report is an annual or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

     Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

 Large Accelerated Filer [ ]   Accelerated Filer [ ]   Non-accelerated filer [X]

Indicate by check mark which financial statement item the Registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

                                 Yes [ ] No [X]

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
Item 4.    Information on the Company........................................ 14
Item 5.    Operating and Financial Review and Prospects...................... 25
Item 6.    Directors, Senior Management and Employees........................ 40
Item 7.    Major Shareholders and Related Party Transactions................. 47
Item 8.    Financial Information............................................. 48
Item 9.    The Offer and Listing............................................. 49
Item 10.   Additional Information............................................ 50
Item 11.   Quantitative and Qualitative Disclosures about Market Risk........ 54
Item 12.   Description of Securities Other Than Equity Securities............ 55

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies................... 55
Item 14.   Material Modifications to the Rights of Security Holders
                and Use of Proceeds.......................................... 55
Item 15.   Controls and Procedures........................................... 55
Item 16.   Reserved.......................................................... 56
Item 16A.  Audit Committee Financial Expert.................................. 56
Item 16B.  Code of Ethics.................................................... 56
Item 16C.  Principal Accountant Fees and Services............................ 57
Item 16D.  Exemptions from the Listing Standards for Audit Committees........ 58
Item 16E.  Purchases of Equity Securities by the Issuer and Affiliates
                Purchasers .................................................. 58

PART III

Item 17.   Financial Statements.............................................. 59
Item 18.   Financial Statements.............................................. 59
Item 19.   Exhibits.......................................................... 60
SIGNATURES................................................................... 61

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

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not Applicable.

Item 2. Offer Statistics and Expected Timetable

     Not Applicable.

Item 3. Key Information

     The selected consolidated financial data as of March 31, 2005 and 2006 and for each of the three fiscal years ended March 31, 2006 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report. The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars. The selected consolidated financial data set forth below as of March 31, 2002, 2003 and 2004, and for each of the two fiscal years in the period ended March 31, 2003 have been derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and Item 5 - "Operating and Financial Review and Prospects" included in this Annual Report. The consolidated financial data for the fiscal years ending March 31, 2003, 2004, 2005 and 2006 reflects the acquisition of a 51% interest in Gram Precision Scales, Inc. ("Gram Precision"), which was effective as of August 1, 2002. Data for the fiscal year ending March 31, 2002 does not include information relating to Gram Precision.


                      SELECTED CONSOLIDATED FINANCIAL DATA

Income Statement Data
(in 000's USD except per shares and per share data)

-------------------------------- -----------------------------------------------------------------------------------
                                                                Year Ended March 31,
-------------------------------- -----------------------------------------------------------------------------------

                                   2002(1)(2)        2003(2)           2004(2)          2005(2)           2006
                                   ----------        -------           -------          -------           ----
Net Sales                           $53,413          $46,400           $74,964          $69,602          $64,543

Cost of sales                      (40,192)         (35,528)          (57,481)         (53,138)         (51,114)
Gross\margin                         13,221           10,872            17,483           16,464           13,429
Selling expenses                    (2,476)          (2,467)           (3,122)          (2,595)          (2,111)
Salaries and related costs          (3,880)          (4,563)           (5,150)          (5,216)          (5,681)
Research and development              (427)            (393)             (740)            (710)            (847)
expenses
Administration and general          (3,411)          (3,957)           (5,439)          (4,079)          (3,421)
expenses
Amortization of brand name            (203)            (200)             (200)            (200)            (200)
Impairment of goodwill                    -                -                 -                -            (258)
Income (loss) from operations         2,824            (708)             2,832            3,664              911
Interest income                         167               85                57               81              202
Interest expense                      (645)            (533)             (500)            (417)            (504)
Foreign exchange gain/(loss)           (40)             (96)                15             (98)            (184)
Other income                             71               99               225              372              190

Consultancy fee                       (381)            (381)                 -                -                -
Income/(loss) before income           1,996          (1,534)             2,629            3,602              615
taxes and minority interest
Income tax benefit/(expense)          (190)             (37)             (402)            (266)            (131)
Net income/(loss) before             $1,806          (1,571)             2,227            3,336              484
minority interest

Minority interest                         -             (72)                41               14                -

Net                                  $1,806         ($1,643)             2,268            3,350              484
income/(loss)

Earning (loss) per share
    -    Basic                      $0.3232        ($0.2936)           $0.3979          $0.5932          $0.0870
    -    Diluted                    $0.3194        ($0.2936)           $0.3743          $0.5533          $0.0820
Weighted average shares           5,586,920        5,599,238         5,702,015        5,646,676        5,577,639
Diluted weighted average shares   5,652,852        5,599,238         6,060,264        6,054,303        5,937,644


(1) Does not include financial results of the acquisition of Gram Precision
Scales that was effective as of August 1, 2002.

(2) Certain comparative figures have been reclassified to conform with the current year's presentation.


Balance Sheet Data
(in 000's USD except per shares and per share data)

                                                                March 31,
                                  -------------------------------------------------------------------
                                  2002 (1)       2003             2004          2005          2006
                                  -----          ----             ----          ----          ----
Cash and cash equivalents         $1,878         $3,633           $10,815      $9,708         $8,582
Working capital                   $9,599         $9,777           $12,901      $15,345        $16,847
Total assets                      $44,451        $48,911          $53,598      $52,463        $49,479
Current Liabilities               $13,488        $18,424          $20,190      $18,319        $15,657
Long-term debt and capital        $317           $606             $1,158       $168           $0
lease
Deferred income tax assets        $112           $167             $67          $99            $83
Common Stock                      $16            $17              $17          $17            $17
Shareholders' Equity              $29,200        $28,379          $30,750      $33,932        $33,802
Dividends declared per share      $0.10             --            $0.05        $0.10          $0.05

(1) Does not include financial results of the acquisition of Gram Precision
Scales that was effective as of August 1, 2002.

Exchange Rate Information

     The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollars since 1983. The
Chinese government expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong (the
"Basic Law") was transferred to China.

     The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on September 15, 2006 were U.S. $1.00 = CDN $ 1.1192, U.S. $1.00 = RMB 7.9429, U.S. $1.00 = HK 7.7825,
U.S. $1.00 = Euro 1.2648, U.S $1 = 1.8783 GBP, respectively. The following table sets forth the high and low noon buying rates between Canadian Dollars and U.S.
Dollars, Chinese Renminbi and U.S. Dollars, Hong Kong Dollars and U.S. Dollars,
Euros and U.S. Dollars and British Pounds and U.S. Dollars for each month during the six month period ended August 31, 2006.

                                                            NOON BUYING RATE

                ---------------------- ------------------- -------------------- ---------------------- ------------------
                CDN$ Per U.S. $1       RMB Per U.S. $1     HK$ PER U.S. $1      U.S. $1 PER EURO       U.S. $1 per GBP
                ---------------------- ------------------- -------------------- ---------------------- ------------------
                High       Low         High      Low       High       Low       High      Low          High    Low
                ---------------------- ------------------- -------------------- ---------------------- ------------------
March 2006      1.2425     1.2017      8.2765    8.2765    7.7998     7.7987    1.3465    1.2877       1.9292  1.8657
April 2006      1.2568     1.2146      8.2765    8.2765    7.7995     7.7946    1.3093    1.2819       1.9165  1.8733
May 2006        1.2703     1.2373      8.2765    8.2765    7.7995     7.7767    1.2936    1.2349       1.9048  1.8205
June 2006       1.2578     1.2256      8.2765    8.2765    7.7692     7.7842    1.2320    1.2035       1.8368  1.7930
July 2006       1.1415     1.1112      8.0018    7.7690    7.7775     7.7670    1.2822    1.2500       1.8685  1.8203
August 2006     1.1312     1.1056      8.0000    7.9533    7.7796     7.7723    1.2914    1.2735       1.9102  1.8711


     The following table sets forth the average noon buying rates between Canadian Dollars and U.S. Dollars, between Chinese Renminbi and U.S. Dollars, between Hong Kong Dollars and U.S. Dollars, between Euros and U.S. Dollars and between British Pounds and U.S. Dollars for each of the calendar years, 2002, 2003, 2004, 2005 and 2006 based on daily noon buying rates for cable transfer in New York City certified for customs purposes by the Federal Reserve Bank of New
York.

                                             AVERAGE NOON BUYING RATE


             CDN$ Per U.S. $1   RMB PER U.S. $1   HK$ PER U.S. $1   U.S. $1 PER EURO   US $1 PER GBP
             ----------------   ---------------   ---------------   ----------------   -------------

  2002           1.5704             8.2770            7.7997             0.9454            1.5025
  2003           1.4013             8.2772            7.7876             1.1315            1.6341
  2004           1.3017             8.2768            7.7891             1.2438            1.8330
  2005           1.1689             8.0699            7.8000             1.2096            1.7346


     On July 21,2005, the Peoples Bank of China announced it would revalue the RMB by 2.1%, linking the RMB to a "basket of currencies" of China's main trading partners, rather than directly at 8.28 RMB to the dollar as it has for a decade. However, the announcement did not define the composition of the basket. Under the new rules, the RMB will be allowed to move 0.3 percent on a daily basis against the dollar. This change in policy has resulted in an approximately 3.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and August 21, 2006. As of September 15, 2006, the RMB was valued at 7.9465 per US Dollar.


Risk Factors

     You should carefully consider the following risks, together with all other information included in this Annual Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

     Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

     We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar or the Chinese Renminbi. The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983. The Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar for several years and not until July 21, 2005 that the Chinese currency regime was altered linking the RMB to a "basket of currencies." However, the announcement did not define the composition of the basket. Under the new rules, the RMB will be allowed to move 0.3 percent on a daily basis against the dollar. This change in policy has resulted in an approximately 3.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and August 21, 2006. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable to our common shareholders in U.S. dollars. As of September 15, 2006, the RMB was valued at 7.9465 per US Dollar. In addition, China's government continues to receive significant international pressure to further liberalize its currency policy and as a result may further change its currency policy. The Chinese government in the past has expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China in July 1997. However, there can be no assurance that the Hong Kong Dollar will remain pegged against the U.S. Dollar or the

Chinese Renminbi will not be allowed to fluctuate more than 0.3% on a daily basis. If the current exchange rate mechanism is changed, we face increased currency risks, which could have a material adverse effect upon the Company.

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

     Contractual arrangements we have entered into among our us and our subsidiary in China may be subject to scrutiny by China tax authorities and a finding against Bonso and its subsidiary in China may result in additional tax liabilities that could substantially reduce our consolidated net income and the value of our investment. Under Chinese laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangements among our wholly owned subsidiary in China and Bonso do not represent an arm's length price and adjust Bonso or its China subsidiary's income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, increase its tax liabilities for Chinese tax purposes. Our consolidated net income may be materially and adversely affected if our affiliated entities' tax liabilities increase.

     We Face Risks By Operating In China, Because The Chinese Legal System Relating To Foreign Investment And Foreign Operations Like Bonso's Is Evolving And The Application Of Chinese Laws Is Uncertain. The legal system of China relating to foreign investments is continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law. Continued uncertainty relating to the laws in China could have a material adverse effect upon it and our operations in China.

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

     If Our Sole Factory Were Destroyed Or Significantly Damaged As A Result of Fire Or Some Other Natural Disaster, We Would Be Adversely Affected. All of our products are currently manufactured at our manufacturing facility located in Shenzhen, China. Fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $25,271,000 covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factory due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

     Our Results Could Be Harmed If We Have To Comply With New Environmental Regulations. Our operations create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from the Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Our business and operating results could be materially and adversely affected if we were to increase expenditures to comply with any new environmental regulations affecting our operations.

     Future Changes in the Labor Laws in China may result in the Continued Increase in Labor Costs. During the fiscal year ended March 31, 2006, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate. Any future changes in the labor laws in the PRC could result in us having to pay increased labor costs. There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

     Risk Factors Relating to Our Business

     We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue. If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted. Traditionally, we have relied upon 3-4 customers for a significant portion of our sales during the fiscal year. During the year ended March 31, 2004, with one customer accounting for 25% of our sales and six customers accounted for approximately 65% of our sales, during the fiscal year ended March 31, 2005, the same three customers accounted for approximately 45% of our sales and during the fiscal year ended March 31, 2006, three customers accounted for approximately 48% of our sales. We do not enter into long-term contracts with our customers, but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

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

     Our Sales Through Retail Merchants Result In Seasonality And Susceptibility To A Downturn In The Retail Economy And Sales Variances Resulting From Retail Promotional Programs. A significant amount of our net sales is the result of Korona's sales of bathroom and kitchen scales to retail merchants in Europe. In addition, many of our other customers sell to retail merchants. Accordingly, these portions of our customer base are susceptible to a downturn in the retail economy. A greater number of our sales of scales and telecommunications products occur between the months of April and September for shipment in the summer in preparation of the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. However, past sales patterns may not be indicative of future performance. A significant portion of our sales in Europe are attributable to the promotional programs of our retail industry customers. These promotional programs result in significant orders by customers who do not carry our products on a regular basis. Promotional programs often involve special pricing terms or require us to spend funds to have our products promoted. We cannot assure you that promotional purchases by our retail industry customers will be repeated regularly, or at all. Further, our promotional sales could cause our quarterly results to vary significantly. The reduction in promotional purchases would likely have a material adverse effect upon our results of operations.

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

     We Depend Upon Our Key Personnel And The Loss Of Any Key Personnel, Or Our Failure To Attract And Retain Key Personnel, Could Adversely Affect Our Future Performance, Including Product Development, Strategic Plans, Marketing And Other Objectives. The loss or failure to attract and retain key personnel could significantly impede our performance, including product development, strategic plans, marketing and other objectives. Our success depends to a substantial extent not only on the ability and experience of our senior management, but particularly upon Anthony So our Secretary, Chief Financial Officer, Treasurer and Chairman of the Board. We do not have key man life insurance on Mr. So. To the extent that the services of Mr. So would be unavailable to us, we would be required to obtain another person to perform the duties Mr. So otherwise would perform. We may be unable to employ another qualified person with the appropriate background and expertise to replace Mr. So on terms suitable to us.

     Increased Prices for Raw Materials May have a negative impact upon us. During the fiscal year ended March 31, 2006, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials. If oil prices continue to increase, it will likely result in an increase in the costs of components to us as well as an increase in our operating expenses, which may have a material adverse effect upon our business and results of operations.

     We May Face an Increased Shortage of Factory Workers. During the fiscal years ended March 31, 2006 and March 31, 2005, we experienced labor shortages for factory workers. Due to increases in demand for workers in China, we cannot assure you that we can adequately staff the factory. The ability to adequately staff our factory could have a material impact on production, which could lead to delays in shipments or missed sales. In the event that we have delayed or lost sales, we may need to deliver goods by air to ensure that our products arrive on time, which would likely result in an increase in air freight costs, vendor fines and could result in missed sales, any of which could have a material adverse effect upon our business and our results from operations.

     We Face Increasing Competition in Our Industry and May not be able to successfully compete with our competitors. Our business is in an industry that is becoming increasingly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have, and as a result, we may be unable to compete successfully with these competitors. We compete with scale manufacturers in the Far East, the United States, and Europe. We believe that our principal competitors in the scale and telecommunications market are other; OEM and original design manufacturer "ODM" manufacturers, and all companies engaged in the branded, ODM and OEM business. Both the scale and the telecommunications markets are highly competitive and we face pressures on pricing and lower margins as evidenced by the decline in margins that we have experienced with our telecommunications products. Lower margins may affect our ability to cover our costs which could have a material negative impact on our operations and our business.

     We Are Controlled By Our Management, Whose Interest May Differ From Those Of The Other Shareholders. At the present time, Mr. Anthony So, our founder and Chairman, beneficially owns approximately 36.41% of the outstanding shares of common stock, including shares underlying his outstanding options, or 29.16% without including his outstanding options. Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control our business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities. Mr. So may be able to prevent or cause a change in control. We also may be prevented from entering into transactions that could be beneficial to us without Mr. So's consent. The interest of our largest shareholder may differ from the interests of other shareholders.

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

     During the fiscal years ended March 31, 2006 and 2005, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of $183,887 and $98,051, respectively. Generally, our revenues are collected in United States Dollars, Euros and Canadian Dollars. Our costs and expenses are paid in United States Dollars, Canadian Dollars, Hong Kong Dollars, British Pound, Euros and Chinese Renminbi. We face a variety of risks associated with changes among the relative value of these currencies. An appreciation of the Canadian Dollar, Chinese Renminbi, Hong Kong Dollar, British Pound, or the Euro against the U.S. Dollar would increase our expenses when translated into U.S. Dollars and could materially and adversely affect our margins and results of operations. In addition, a significant devaluation in the Canadian Dollar, Chinese Renminbi, Hong Kong Dollar, British Pound or Euro could have a material adverse effect upon our results of operations if it destabilizes the economy of Canada, China, Hong Kong, Great Britain or the European Union.

     Protection And Infringement Of Intellectual Property. Except for one patent held by Gram Precision, the trademark for KORONA and fifteen trademarks currently held by Gram Precision, we have no patents, licenses, franchises, concessions or royalty agreements that are material to our business. We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus. Unauthorized parties may attempt to copy aspects of our products or trademarks or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. Our means of protecting our proprietary rights may not be adequate. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our failure to adequately protect our proprietary rights may allow third parties to duplicate our products or develop functionally equivalent or superior technology. In addition, our competitors may independently develop similar technology or design around our proprietary intellectual property.

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

     Certain Legal Consequences of Foreign Incorporation and Operations

     Judgments Against The Company And Management May Be Difficult To Obtain Or Enforce. We are a holding corporation organized as an International Business Company under the laws of the British Virgin Islands and our principal operating subsidiary is organized under the laws of Hong Kong and the laws of the Peoples' Republic of China. Our principal executive offices are located in Hong Kong and the Peoples' Republic of China, Korona is located in Germany and Gram Precision is located in Canada. Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of federal securities laws. In addition, most of our officers and directors reside outside the United States and the assets of these persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons, or to enforce against the Company or these persons judgments predicated upon the liability provisions of United States federal securities laws. Our Hong Kong counsel and our British Virgin Islands counsel have advised that there is substantial doubt as to the enforceability against us or any of our directors or officers in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of federal securities laws.

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

     Future issuances of preference shares could materially and adversely affect the holders of our common shares or delay or prevent a change of control. Our shareholders approved the amendment to our Memorandum and Articles of Association provide the ability to issue an aggregate of 10,000,000 shares of preferred stock in four classes. While currently no preferred shares are issued or outstanding, we may issue preferred shares in the future. Future issuance of preferred shares could materially and adversely affect the rights of the holders of our common shares, dilute the common shareholders or delay or prevent a change of control.

     Our Shareholders Do Not Have The Same Protections Or Information Generally Available To Shareholders Of U.S. Corporations Because The Reporting Requirements For Foreign Private Issuers Are More Limited Than Those Applicable

To Public Corporations Organized In The United States. We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act. We are not subject to certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the "SEC") of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less). Because we are not subject to these rules, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.

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

     We May Not Pay Dividends In The Future. Although we have declared dividends during the fiscal years ended March 31, 2001 and 2002 and on April 2, 2003 and July 13, 2004 and July 12, 2005 and August 22, 2006. we may not be able to declare dividends or the board of directors may decide not to declare dividends in the future. We will determine the amounts of any dividends when and if they are declared, in the future at the time of declaration.

Item 4. Information on the Company
History and Development of the Company

     Bonso Electronics International Inc. was formed on August 8, 1988 as a limited liability International Business Company under the laws of the British Virgin Islands under the name "Golden Virtue Limited." On September 14, 1988, we changed our name to Bonso Electronics International, Inc. We currently operate under the International Business Companies Ordinance, 1984, of the British Virgin Islands. On January 1, 2007, we will automatically be registered and operate under the BVI Business Companies Act.

     As part of our ongoing expansion of the sensor-based product business, effective as of August 1, 2002, we acquired 51% of the equity of Gram Precision. Gram Precision is primarily engaged in the distribution and marketing of pocket scales in the United States, Canada, and Europe.

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

     Our principal capital expenditures and divestitures over the last three years were:

                                      2004            2005            2006
                                      ----            ----            ----

 Property Plant & Equipment        $3,089,656       $684,398       $1,340,134


     Our capital expenditures include the purchase of machinery used in the production of certain of our products.

     All of the foregoing capital expenditures were financed principally from internally generated funds.

     On August 13, 2006, Bonso entered into a letter of intent to acquire approximately 100,000 square meters of land for future expansion. Under the terms of the letter of intent the cost of the land is approximately $760,000

     This new piece of land is more than triple the size of the land upon which the Company's existing facilities are located in Shenzhen, China. It is expected that the land transfer will be completed in 2007 and the first phase of construction of the new manufacturing facilities will be completed in 2009. The projected capital expenditure for the first phase of investment is approximately $8,000,000. Our plans for capital improvements are subject to change from time to time.


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

     Products

     Our sensor-based scale products are comprised of bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 61% of revenue for the fiscal year ended March 31, 2004, 68% for 2005 and 67% for 2006. We believe that our industrial scales will continue to be a larger portion of our scales revenue.

     Our wireless telecommunications products are primarily comprised of two-way radios and cordless telephones that are used in consumer and commercial applications. These products accounted for 37% of revenue for the fiscal year ended March 31, 2004, 30% for 2005 and 32% for 2006.

     We also receive revenue from certain customers for the development and manufacture of tooling and molding for scales and telecommunication products. Generally, these tools and moulds are used by us for the manufacture of products. We also generate some sales of spare parts for repair work by our customers and from repair work performed by us for our customers. These revenues accounted for approximately 2% of net sales for the fiscal years ended March 31, 2004 and 2005, and 1% for 2006.

     The following table sets forth the percentage of net sales for each of the product lines mentioned above, for the fiscal years ended March 31, 2004, 2005, and 2006.

                                              Year ended March 31,
                                          ---------------------------
Product Line                              2004        2005       2006
--------------------                      ----        ----       ----
Scales                                    61%         68%        67%
Telecommunications Products               37%         30%        32%
Others                                     2%          2%         1%
Total                                     100%        100%       100%


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

     Product Enhancement And Diversification. We continually seek to improve and enhance our existing products in order to provide a longer product life-cycle and to meet increasing customer demands for additional features. Our research and development staff are currently working on a variety of projects to enhance our existing scale products and for the telecommunications industry and in the postal scale/meter area. See "Products, Research and Development / Competition" below.

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

     Controlling Production Costs. In 1989, recognizing that labor cost is a major factor permitting effective competition in the consumer electronic products industry, we relocated all of our manufacturing operations to China to take advantage of the large available pool of lower cost manufacturing labor. We located our manufacturing facilities within 50 miles of Hong Kong in order to facilitate transportation of our products to markets outside of China, while benefiting from the advantages associated with manufacturing in China and in the Shenzhen Special Economy Zone.

     We are actively seeking to control production costs by such means as redesigning our existing products in order to decrease material and labor costs, controlling the number of our employees, increasing the efficiency of workers by providing regular training and tools and redesigning the flow of our production lines.

     Increasing Production Capacity. We have significantly expanded our production capacity by leasing additional factory and dormitory buildings immediately adjacent to our factory in China. We have the opportunity to increase our capacity through the construction and/or leasing of additional factory and dormitory space near our factory in China. Further, on August 13, 2006, Bonso entered into a letter of intent to acquire approximately 100,000 square meters of land for future expansion. This new piece of land is more than triple the size of the land upon which the Company's existing facilities are located in Shenzhen, China. We intend to carefully monitor our capacity needs and to expand capacity as necessary.

     Customers and Marketing

     We sell our products primarily in the United States and Europe. Customers for our products are primarily OEMs, OBMs and ODMs, which market the products under their own brand names. We continue to market our products to OEM's, OBM's and ODM's at trade shows, via e-mail and facsimile. Gram Precision engages in the distribution and marketing of pocket and industrial scales in the United

States, Canada, and Europe. Korona engages in the distribution and marketing of electronic and mechanical body and kitchen scales directly to the retail and catalogue markets in Europe.

     Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 2004, 2005 and 2006.

     Certain comparative figures have been reclassified to conform with the current year's presentation.

                                             Year ended March 31,
                     --------------------------------------------------------------------
                            2004                    2005                      2006
                     ------------------      ------------------       -------------------
  Canada              $3,768,000     5%       $2,686,951     4%         $1,637,447     3%

  United States      $41,302,191    55%      $38,638,906    55%        $37,352,618    58%
  of America

  Germany            $17,429,011    23%      $15,025,103    22%       $13,302,506     21%

  United Kingdom      $3,879,272     5%       $2,769,900     4%         $2,262,160     3%

  Other EC           $ 6,483,109     9%       $7,948,970    11%         $7,997,740    12%
  Countries

  Asia and           $ 2,102,502     3%       $2,532,362     4%         $1,990,492     3%
  Others

  Total              $74,964,085   100%      $69,602,192   100%        $64,542,963   100%


     We maintain a marketing and sales team of eleven people in China, a marketing team of two people in Canada for Gram Precision and a sales team of six people at Korona in Germany (including two sales representative and four persons who are directly employed by Korona). Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customer's specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives, and through the use of direct mail catalogues and product literature. Korona sells its products primarily through direct contact by sales teams with customers. External sales agents may be hired to conduct sales and we may pay commissions to the agents in connection with the sales. During the fiscal years ended March 31, 2004, 2005 and 2006 we recorded a total commission payment of $445,376, $440,743 and $379,162, respectively. In addition, our marketing teams contact existing and potential customers by telephone, mail, facsimile, and in person.

     A list of our major electronics sensor customers for each of the prior three fiscal years follows:

                     Percent of Sales - Year ended March 31,

  Electronics Sensor Customers                  2004         2005         2006
  ----------------------------                  ----         ----         ----

  Sunbeam Products, Inc.                         14%          17%          16%

  Salter Housewares Ltd.                          6%          3%            4%

  Media Markt und Saturn Verwaltungs              5%          6%            5%
  GmbH

  Pitney Bowes, Inc.                              2%          6%            7%


     A list of our major telecommunications customers for each of the prior three fiscal years follows:

                    Percent of Sales - Year ended March 31,

  Telecommunications Customer                   2004         2005         2006
  ---------------------------                   ----         ----         ----

  TTI Tech Co., Ltd.                             25%          11%          16%

  Global Link Corporation Ltd.                   11%          17%          16%

     Sales of our products to OEMs and ODM's accounted for approximately 70% of our total net sales in the year ended March 31, 2004, 67% for the year ended March 31, 2005 and 70% for the year ended March 31, 2006. Korona contributed $15,459,585 of our net sales or 21% of net sales for the year ended March 31, 2004, $16,959,313 of our total net sales or 24% of total net sales for the year ended March 31, 2005 and $13,672,447 or 21% of total net sales for the year ended March 31, 2006. Gram Precision contributed $6,340,999 of our net sales or 8% of net sales for the year ended March 31, 2004, $5,961,367 of our total net sales or 9% of total net sales for the year ended March 31, 2005 and $5,571,132 or 9% of total net sales for the year ended March 31, 2006.

     Component Parts and Suppliers

     We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components. We purchase components for our products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and China.

     During the fiscal years ended March 31, 2005 and March 31, 2006, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials. Further, we believe that costs of component parts have also increased due to an increase in worldwide demand for electronic components such as those used in the production of our products. We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier and allowing for longer delivery lead times. Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.

     Quality Control

     We have received ISO 9001: 2000 certification from Det Norske Veritas Certification B.V., the Netherlands. The ISO 9001: 2000 certification was awarded to our subsidiary, Bonso Electronics Limited and to Bonso Electronics Limited's subsidiary Bonso Electronics (Shenzhen) Company Limited. Further, we have received TL 9000 certification for our telecommunications products. We also received certification according to the Environmental Management Standards of ISO 14001:2004 and the Occupational Health and Safety Management Standard of OHSAS 18001.

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

     By integrating the Occupational Health and Safety Management Standard of OHSAS 18001 into our quality and environmental systems, we have created a total Integrated Management System (IMS) - Quality, Environment and Health and Safety by combining ISO9001, ISO 14001 and OHSAS 18001 into one
Quality/Environment/Health and Safety registration.

     The European Union has enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive ("RoHS"). RoHS prohibits the use of certain substances, including lead, in certain products, sold after July 1, 2006. We believe that we can manufacture compliant products, and believe that we can be assured a supply of compliant components from suppliers.

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

     Product Research and Development/Competition

     The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of and in accordance with the specifications provided by the OEMs, OBMs and ODMs. We believe our engineering and product development capabilities are important to the future success of our business. As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications. Some of our product design, research, and development activities are customer funded and are under agreements with specific customers for specific products. We have successfully lowered the costs for our research and development team by moving most research and development activities to our facility in China. We principally employ Chinese engineers and technicians at costs that are substantially lower than that would be required in Hong Kong. At March 31, 2006, we employed 84 individuals in Hong Kong and China for our engineering staffs, which are at various times engaged in research and development. The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of and in accordance with the specifications provided by the ODMs and OEMs. We anticipate hiring additional research and development personnel to meet the increased demand for scales products.

     The manufacturing and sale of electronic sensor-based and wireless products is highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management's reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses, aggregated $739,730 during the fiscal year ended March 31, 2004, $710,355 during the fiscal year ended March 31, 2005 and $847,401 during the fiscal year ended March 31, 2006.

     Seasonality

     Generally, the first calendar quarter of each year is typically the slowest sales period because our manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays to permit employees to travel to their homes in China. In addition, sales during the first calendar quarter of both scales and telecommunications products usually dip following the increase in sales during the Christmas season. A greater number of our sales of scales and telecommunications products occur between the months of April and September for shipment in the summer in preparation of the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. The summer months are generally the lowest sales point of the calendar year for Gram Precision and Korona. Sales of telecommunication products are generally higher in the summer months off-setting Gram Precision's and Korona's decline in sales. However, past sales patterns may not be indicative of future performance.

     Employee incentive compensation is conditioned on the employee's return to work following the Chinese New Year and is paid to employees following the reopening of the factory after the holidays. We believe that this method has resulted in lower employee turnover than might otherwise have occurred.

     Transportation

     Typically, we sell products either F.O.B. Hong Kong or Yantian (Shenzhen), which means that our customers are responsible for the transportation of finished products from Hong Kong or Yantian (Shenzhen) to their final destination. Transportation of components and finished products to and from the point of shipment is by truck. To date, we have not been materially affected by any transportation problems. However, transportation difficulties affecting air cargo or shipping, such as an extended closure of ports that materially disrupts the flow of our customers' products into the United States, could materially and adversely affect our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incurred pending resolution of the problems causing the port closures.

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

     We also have another wholly-owned British Virgin Islands subsidiary - Modus Enterprise International Inc., which owns 100% of Korona and 51% of Gram Precision. Korona is engaged in marketing, distributing and retailing of consumer bathroom and kitchen scale products throughout Europe. Gram Precision is primarily engaged in the distribution and marketing of pocket and industrial scales in the United States, Canada and Europe.

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

     We own a residential property in Hong Kong, which is located at Savanna Garden, House No. 27, Tai Po, New Territories, Hong Kong. House No. 27 consists of approximately 2,475 square feet plus a 177 square foot terrace and a 2,308 square foot garden area. The use of House No. 27 is provided to Mr. Anthony So as part of his compensation. See Item 6 - "Directors, Senior Management and Employees."

     China

     Our existing factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China. This factory consists of five factory buildings, which contain approximately 333,000 square feet, four workers' dormitories, containing approximately 181,000 square feet, a canteen and recreation center of approximately 25,500 square feet, an office building, consisting of approximately 25,500 square feet, and two staff quarters for our supervisory employees, consisting of approximately 35,000 square feet, for a total of approximately 600,000 square feet. All of the facilities noted above are wholly-owned, except three factory buildings and two workers' dormitories with approximately 200,000 square feet. We pay a monthly management fee of $2,175 pursuant to a Contract on the Management of Land with Shenzhen Baoan Fuan Industrial Company for our own premises.

     We also own three residential properties described as follows:

o Lijingge Court, Unit F, 15th Floor, Hai Li Building, Shenzhen, China, consisting of approximately 1,000 square feet.

o Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China, consisting of approximately 1,591 square feet.

o Lakeview Mansion, B-11B, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China, consisting of approximately 1,335 square feet.

     The property for the Lakeview Mansion, B-11B is rented to an unaffiliated third party for RMB3,800 per month (approximately $473). The Lakeview Mansion property B-20C is utilized by directors when they require accommodations in China. The Hai Li Building is vacant.

     We also own two office units in Beijing, namely Units 12 and 13 on the 3rd floor, Block A of Sunshine Plaza in Beijing, China. Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet. Both Units are rented to unaffiliated third parties for an aggregate monthly rental of RMB16,215, or approximately $2,018.

     On August 13, 2006, Bonso entered into a letter of intent to acquire approximately 100,000 square meters of land for future expansion. Under the terms of the letter of intent the cost of the land is approximately $760,000.

     This new piece of land is more than triple the size of the land upon which the Company's existing facilities are located in Shenzhen, China. It is expected that the land transfer will be completed in 2007 and the first phase of construction of the new manufacturing facilities will be completed in 2009. The projected capital expenditure for the first phase of investment is approximately $8,000,000.

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

     United States

     Vector Distribution Systems Inc., a subsidiary of Gram Precision, leases approximately 7,000 square feet of office and warehouse space located at. 5075 West Diablo Drive, Suite 206, Las Vegas, NV 89118-6071.This facility is used as warehouse and the monthly rent for this facility is approximately $7,611.

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

Adequacy of Facilities

     We believe the manufacturing complex will be adequate for our reasonably foreseeable needs.

Item 5. Operating and Financial Review and Prospects

     The following discussion and analysis should be read in conjunction with
Item 3 - "Key Information - Selected Financial Data" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements attached elsewhere in this Annual Report.

Overview

     We derive our revenues principally from the sale of sensor-based and wireless products manufactured in China, which represent 67% and 32% of total sales for fiscal year ended March 31, 2006, respectively. As mentioned in Item 3
- "Key Information - Risk factors relating to our business," we are dependent upon a limited number of major customers for a significant portion of our revenues. Our revenues and business operation will be subject to fluctuation if there is loss of orders from any of our largest customers. Further, the pricing of our scales and telecommunication products are becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed over 79% of our revenue during the year ended March 31, 2006.

     In the fiscal year ended March 31, 2004, net sales was $74,964,000 and net income was approximately $2,269,000, in the fiscal year ended March 31, 2005, net sales decreased to approximately $69,602,000 and net income increased to approximately $3,350,000. During the fiscal year ended March 31, 2006 net sales decreased to approximately $64,543,000 and net income decreased to approximately $484,000.

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

Operating Results

     The following table sets forth selected income data as a percentage of net sales for the periods indicated.

                                                    Fiscal Year Ended
                                            -------------------------------
Income Statement Data                       2004          2005         2006
---------------------                       ----          ----         ----
Net Sales
Cost of Sales                              (76.7)        (76.3)       (79.2)
Gross Margin                                23.3          23.7         20.8
Selling Expenses                            (4.1)         (3.7)        (3.3)
Salaries and related costs                  (6.8)         (7.5)        (8.8)
Research and Development expenses           (1.0)         (1.0)        (1.3)
Administration and general expenses         (7.3)         (5.9)        (5.3)
Amortization of brand name                  (0.3)         (0.3)        (0.3)
Impairment of Goodwill                        -             -          (0.4)

Income (Loss) from Operations
-----------------------------
Interest income                              0.1           0.1          0.3
Interest Expense                            (0.7)         (0.6)        (0.8)
Foreign Exchange gain/(Loss)                 0.0          (0.1)        (0.3)
Other income                                 0.3           0.5          0.3
Income before income taxes
  and minority interest                      3.5           5.2          1.0
Income Tax Expense                          (0.5)         (0.4)        (0.2)
Minority Interest                            0.0           0.0          0.0
Net income                                   3.0           4.8          0.8


Fiscal year ended March 31, 2006 compared to fiscal year ended March 31, 2005

     Net Sales. Our sales decreased approximately $5,059,000 or 7.27% from approximately $69,602,000 for the year ended March 31, 2005, to approximately $64,543,000 for the year ended March 31, 2006. The decrease in sales was primarily the result of decreased of scales products caused by the decreased orders from our major scale customers. Sales of our scales and others business decreased from approximately $48,946,000 for the year ended March 31, 2005, to approximately $43,792,000 for the year ended March 31,2006, and sales for telecommunications products increased 0.45% from approximately $20,656,000 for the year ended March 31, 2005, to approximately $20,751,000 for the year ended March 31, 2006.

     Gross Margin. Gross margin as a percentage of revenue declined to approximately 20.8% during the year ended March 31, 2006 as compared to approximately 23.7% during the year ended March 31, 2005. This decline was primarily the result of our cost increase in the area of materials and labor and the increased pressure on the sales prices from our customers for both our telecommunication products and scales products.

     Selling Expenses. Selling expenses decreased by approximately $485,000 or 18.67% from approximately $2,595,000 for the period ended March 31, 2005 to approximately $2,111,000 for the period ended March 31, 2006. This decrease was primarily the result of decreased commissions paid as a result of our decreased sales. As a percentage of revenue, selling expenses decreased to 3.27% during the year ended March 31, 2006 as compared to 3.73% during the year ended March 31, 2005.

     Salaries And Related Costs. Salaries and related costs increased by approximately $465,000 or 8.91% from approximately $5,216,000 for the year ended March 31, 2005 to approximately $5,681,000 for the year ended March 31, 2006. This increase is due to both the increase in the number of staff and the increase in salaries to our employees.

     Research And Development. Research and development expenses increased approximately $137,000 or 19.30% from approximately $710,000 for the year ended March 31, 2005 to approximately $847,000 for the year ended March 31, 2006. The increase in research and development was primarily due to increased research and development activities, such as hiring of additional staff, certification, etc. for both the telecommunications products and new scale models. Research and Development as a percentage of revenue increased to 1.31% during the year ended March 31, 2006 as compared to 1.02% during the year ended March 31, 2005.

     Administration And General Expenses. Administration and general expenses decreased by approximately $659,000 or 16.13% from approximately $4,079,000 for the year ended March 31, 2005 to approximately $3,420,000 for the year ended March 31, 2006. This decrease was primarily due to reduced legal & professional fee and no consultancy fee during the year ended March 31, 2006.

     Amortization Of Brand Name. During the years ended March 31, 2005 and 2006, we amortized $200,000 relating to the brand names acquired upon the acquisition of Korona. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

     Impairment of Goodwill. Based on the assessment for the year ended March 31, 2006, the Group made a provision for impairment of goodwill of approximately $258,000 for one of the subsidiaries, Korona Hauschaltswaren Gmbh & Co.KG, due to the continued weak performance of the scales business

     Income From Operations. As a result of the above changes, income from operations decreased by 75.13% from approximately $3,663,000 for the year ended March 31, 2005 to approximately $911,000 for the year ended March 31, 2006.

     Interest Income. Interest income increased by $121,000 or 60% from approximately $81,000 for the year ended March 31, 2005 to $202,000 for the year ended March 31, 2006. The increase were primarily the result of depositing our cash into higher yield accounts and the increase in interest rates.

     Interest Expense. Interest expense increased approximately $88,000 or 20.86% from approximately $417,000 for the year ended March 31, 2005 to approximately $504,000 for the year ended March 31, 2006. This increase was primarily due to the increase in interest rates on funds borrowed during the year ended March 31, 2006.

     Foreign Exchange Losses/Gains. Foreign exchange loss increased from a loss of approximately $98,000 for the year ended March 31, 2005 to a loss of approximately $184,000 for the year ended March 31, 2006. The increase was primarily attributable to the increased strength of the Canadian Dollar and especially the value of the Chinese Renminbi against the U.S. Dollar. On top of that, the RMB will no longer be linked to the US currency but rather to a basket of currencies with a 0.3% margin of fluctuation. This change in policy has resulted in an approximately 3.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and August 21, 2006.

     Other Income. Other income decreased approximately $182,000 or 48.92% from approximately $372,000 for the year ended March 31,2005, to approximately $190,000 for the year ended March 31, 2006. The decrease was primarily due to a decrease in the disposal of fixed assets and decreased rental income from 2 of the properties in PRC

     Income Tax Expense. Income tax expense decreased approximately $135,000 or 50.6% from approximately $266,000 during the year ended March 31, 2005 to $131,000 during the year ended March 31, 2006, representing approximately 0.4% and approximately 0.2% of net sales respectively. The decrease was primarily the result of decrease profit in the current year.

     Net Income. As a result of the above changes, net income decreased from approximately $3,350,000 for the period ended March 31, 2005 to $484,000 for the period ended March 31, 2006, a decrease of approximately $2,866,000, or 85.55%.

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

Impact of Inflation

     We believe that inflation has not had a material affect on our business during the fiscal year ended March 31, 2006. During the fiscal years ended March 31, 2002 to March 31, 2006, Hong Kong experienced a period of deflation and Germany sustained a low inflation rate. We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production cost in order to keep pace with inflation. Although our costs of components used in the manufacture of our products have been relatively stable, we believe that any possible significant increase in material costs would affect the entire electronics industry. Thus, it would not have a negative material impact on our competitive position in the industry.

Taxation

     Under current British Virgin Islands law, we are not subject to tax on our income. The basic corporate tax rate for Foreign Investment Enterprises in China is currently 33% (30% state tax and 3% local tax). However, because we are located in Shenzhen and are involved in production operations, we paid state tax at a special reduced state tax rate of 7.5% for the period from April 1, 2005 to December 31, 2005. The state tax rate applicable from January 1, 2006 to March 31, 2006 is 10%. In addition, the local tax authorities in the regions in which our subsidiaries operate in Shenzhen are not currently assessing any local tax.

     Most of our subsidiaries' profits accrue in Hong Kong, Canada and Germany where the corporate tax rates are currently 17.5%, 36% and 28%, respectively. However, as Korona is a partnership, it is only subject to a local statutory tax rate in Germany of 14.17%. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Germany, Canada, Hong Kong or China.

     Efforts by the Chinese central government to strictly enforce tax laws and to fulfill its commitments upon entry into the World Trade Organization, by unifying the income tax laws applicable to domestic companies and foreign investment enterprises respectively, could result in decisions affecting and/or interpretations of the tax laws by the Chinese tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in Chinese tax laws or their interpretation or application may subject us to additional Chinese taxation in the future.

     No reciprocal tax treaty regarding withholding taxes exists between the United States and the British Virgin Islands. Under current British Virgin Islands law, dividends, interest or royalties paid by us to individuals are not subject to tax as long as the recipient is not a resident of the British Virgin Islands. If we were to pay a dividend, we would not be liable to withhold any tax, but shareholders would receive gross dividends, irrespective of their residential or national status.

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

     Foreign Currency Exchange Rates

     We sell most of our products to international customers. Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia. Other markets are other European countries (such as the United Kingdom), Australia and Africa. Sales to international customers are made directly by us to our customers. We sell all of our products in United States Dollars and pay for our material components principally in United States Dollars and Hong Kong Dollars. A very small portion of the components used are paid for in Japanese Yen. Most factory expenses incurred are paid in Chinese Renminbi. Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk previously arose from potential fluctuations in the Chinese Renminbi and the devaluation in United States Dollars; management believes that it may be possible that there will be some fluctuation in the coming year.

     Gram Precision principally pays for its products in United States Dollars and Canadian dollars and sells its products in Canadian, United States Dollars, and United Kingdom Pound Sterling. Korona primarily pays for its products in United States Dollars and Euros and sells its products in Euros. During the fiscal year ended March 31, 2006, we experienced a foreign currency loss of $183,887. We don't currently engage in hedging transactions; however we may undertake hedging activities in the future.

     A summary of our debts from our banking facilities utilized as at March 31, 2006 which was subjected to foreign currency risk is as below:

     Currencies:                             March 31, 2006
     -----------                             --------------

     Euro                                        $2,936,467

     Hong Kong Dollars                           $2,261,593

     United States Dollars                       $1,041,883

     Canadian Dollars                              $526,780
                                             --------------

     Total                                       $6,766,723

     All the balances above are due within one year.

     Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar. However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar. China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange. China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund's Articles of Agreement on December 1, 1996. These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon. On July 21, 2005, the Peoples Bank of China announced it would revalue the RMB by 2.1%, linking the RMB to a "basket of currencies" of China's main trading partners, rather than directly at 8.28 RMB to the dollar as it has for a decade. However, the announcement did not define the composition of the basket. Under the new rules, the RMB will be allowed to move 0.3 percent on a daily basis against the dollar. As of September 15, 2006, the RMB was valued at 7.9465 per US Dollar. There can be no assurance that these currencies will remain stable or will fluctuate to our benefit.

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

Liquidity and Capital Resources

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

     Operating activities provided $2,997,567 of net cash for the fiscal year ended March 31, 2006 compared to $1,935,677 of net cash for the fiscal year ended March 31, 2005. This increase in the amount of cash provided by operating activities was primarily attributed able to an increase in cash provided by the receipt of trade receivables offset by an increase in inventory.

     As of March 31, 2006, we had $8,582,257 in cash and cash equivalents as compared to $9,707,588 as of March 31, 2005. Working capital at March 31, 2006, was $16,847,370 compared to $15,345,432 at March 31, 2005. There are no other material unused sources of liquid assets. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We believe our working capital is sufficient for our present requirements.

     As of March 31, 2006, we had $6,740,229 in trade receivable as compared to $10,585,968 as of March 31, 2005. The decrease of $3,845,739 from March 31, 2005 was caused by faster repayment from customers following the change of payment terms for selected customers from 60 days open account to 30 days open account.

     As of March 31, 2006, we had $15,035,216 in inventories as compared to $11,402,239 as of March 31, 2005. The increase of $3,632,977 was primarily attributable to the increase of work in progress and finished goods to meet shipment demands in April 2006.

     As of March 31, 2006, we had a total of $9,598,886 in notes payable and accounts payable as compared to $10,683,304 as of March 31, 2005. The decrease of $1,084,418 was primarily attributable to timely payment to our vendors.

     As of March 31, 2006 we had in place general banking facilities with 9 financial institutions with amounts available aggregating $36,018,301. Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, short-term loans and long-term loans. As of March 31, 2006, we had utilized $6,766,723 from these general banking facilities. Interest on this indebtedness fluctuates with the prime rate and HIBOR as set by the Hong Kong Bankers Association; the EONIA as set by the Germany Bankers Association and the Prime rate as set by the Canada Bankers Association. The bank credit facilities are collateralized by certain of our bank deposits, and bank guarantees. Our bank credit facilities are due for renewal annually. We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. Excluding the current portion of long-term debt and capital lease obligations, the amounts of total short-term bank borrowings outstanding as of March 31, 2006 and 2005 were $2,936,467 and $4,742,685, respectively. During the fiscal years ended March 31, 2006 and 2005, we paid a total of $494,310 and $416,774, respectively, in interest on indebtedness.

     Our current ratio (current assets divided by current liabilities) increased from 1.84 as of March 31, 2005 to 2.08 as of March 31, 2006. Our quick ratio (cash and cash equivalents, restricted cash deposits and receivables divided by current liabilities) decreased from 1.22 as of March 31, 2005 to 1.12 as of March 31, 2006.

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

     Commitments

     The following table sets forth information with respect to our commitments as of March 31, 2006.

                                                       Payments due by Period
                                     -------------------------------------------------------------
                          Total      Within 1 year   Within 1 to 3    Within 3 to     More than 5
                                                         years          5 years          years
                          -----      -------------   -------------    -----------     -----------
Letters of credit     $ 3,310,673     $ 3,310,673     $         0     $         0     $         0

Short-term loans      $ 2,936,467     $ 2,936,467     $         0     $         0     $         0

Long-term loans       $    48,329     $    48,329     $         0     $         0     $         0

Operating Leases      $ 3,902,878     $ 1,032,270     $ 1,758,307     $ 1,112,301     $         0

 Capital Leases       $   166,802     $   166,802     $         0     $         0     $         0

Acquisitions of
Plant & Machineries   $    33,085     $    33,085     $         0     $         0     $         0

Interest on loans
and capital leases    $   119,905     $   119,905     $         0     $         0     $         0


Total                 $10,518,139     $ 7,647,531     $ 1,758,307     $ 1,112,301     $         0



Interest on loans and capital leases is estimated based on the interest rate of HIBOR+ 1.5% to +1.8%

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

     The Company's revenue recognition policies do not differ among its significant product lines (i.e. sensor based versus wireless products) and among various marketing venues use by the Company (i.e. distributors and direct sales force), and do not vary in different parts of the world.

     Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

     Long-lived assets held and used by the Company and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. For the year ended March 31, 2006, the Company made a provision for impairment of approximately $69,077, on investment properties due to the decline in market value.

     Goodwill is subject to an annual impairment review. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. The Company measures fair value based upon internal models. Based on the assessment for the year ended March 31, 2006, the Company made a provision for impairment of goodwill of approximately $258,141 for Korona due to the continued weak performance of the scales business.

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

Trend Information

     Although we are optimistic about our future in the manufacture and sale of telecommunications and scale products, we are dependent upon a limited number of customers, and the loss of any of these customers could have a material adverse effect upon us. At March 31, 2006, our backlog of manufacturing orders was $10,145,015 compared to $14,580,461 at March 31, 2005. We believe that in the fiscal year ended March 31, 2007, the trend of sales from telecommunications products and scales will be similar to the year ended March 31, 2006.

Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

     The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

     In May 2005, the FASB issued SFAS No.154, "Accounting Changes and Error Corrections," a replacement of APB Opinion No.20, " Accounting Changes" and SFAS No.3, "Reporting Accounting Changes in Interim Financial Statements" ("SFAS 154"). SFAS 154 changes the requirements of the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement dose not change the transitional provisions of any existing accounting pronouncements. The Company does not believe the adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

     In March 2005, the SEC issued SAB No.107 "Share Based Payment" which offers guidance on SFAS No.123(R). SAB No.107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No.123(R) while enhancing the information that investors receive. SAB No.107 creates a framework that is premised on two overarching themes: (i) considerable judgement will be required by preparers to successfully implement SFAS No.123(R), specifically when valuing employee stoke options; and (ii) reasonable individuals, acting in good faith, may reach different conclusions on the fair value of employee stock options. Key topics covered by SAB No.107 include valuation models, expected volatility and expected term. The Company will adopt SAB No.107 concurrently with the adoption of SFAS No.123(R) with effect from April 1, 2006. The Company does not expect the adoption of this SAB to have a material impact on its consolidated financial position or results of operations.

     In October 2005, the FASB issued FSP FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No.123(R)." The FSP provides an exception to the application of the concept of "mutual understanding" in the determination of whether a grant date has occurred. The exception permits companies to measure compensation cost for equity awards to employees on the Board approval date if certain conditions are met, provided that the communication to the employee occurs within a "relatively short period of time" from the approval date. The Group will adopt the provisions of this FSP concurrently with the adoption of SFAS No.123(R) with effect from April 1, 2006. The Company does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

     In November 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Award" which provides an elective shortcut approach when a company transitions to SFAS 123(R). The alternative method significantly simplifies the calculation of the beginning pool. The FSP provides guidance for the presentation of excess tax benefits in the statement of cash flows for companies that elect to adopt the simplified alternative method of calculating the pool. The guidance in the FSP is effective on November 10, 2005. The FSP allows up to one year from initial adoption of SFAS 123(R) on April 1, 2006 to evaluate the available transition alternatives. The Company does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operation.

     In November 2005, the FASB issued FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlements upon the Occurrence of a Contingent Event" which provides that an option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring, shall be accounted for similar to a modification from an equity to liability award. The Company does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

     In July 2006, the FASB released FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 ("FIN 48"). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. FIN 48 is effective for annual periods beginning after December 15, 2006. The Company is in the process of assessing the impact of the recent accounting pronouncement.

     In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of assessing the impact of the recent accounting pronouncement.

Item 6. Directors, Senior Management and Employees


Directors and Senior Management.

     Our board of directors and executive officers are listed below:

Name                      Age              Position with Bonso
----                      ---              -------------------

Anthony So                63    Chairman of the Board, Secretary, Treasurer,
                                Chief Financial Officer, and Director

George O'Leary            68    Chief Executive Officer, President, and Director

Kim Wah Chung             48    Director of Engineering and Research and
                                Development and Director

Cathy Kit Teng Pang       44    Director of Finance and Director

Woo-Ping Fok              57    Director

J. Stewart Jackson, IV    70    Director

Henry F. Schlueter        55    Director and Assistant Secretary

     ANTHONY SO is the founder of Bonso. He has been our Chairman of the Board of Directors, Chief Financial Officer and Treasurer since inception and our Secretary since July 1991. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master's degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

     GEORGE O'LEARY is our Chief Executive Officer and President and has served in this capacity since January 2005. He has been a director since January 1997. From November 1994 to 2005, Mr. O'Leary served as the President of Pacific Rim Products, Newport Beach, California, a trading company that provides offshore sourcing alternatives to U.S. based electronics companies. For eight years prior to 1994, Mr. O'Leary was President, CEO and a director of Micro General Corporation, Santa Ana, California, a manufacturer and distributor of mechanical and electronic scale products. For eight years prior to that, Mr. O'Leary was

Vice President and General Manager of Lanier Business Products, Atlanta, Georgia, a manufacturer and distributor of office products. Mr. O'Leary has a Bachelor of Science degree in Electrical Engineering from Northeastern University, Boston, Massachusetts.

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

     J. STEWART JACKSON IV has been a director since January 10, 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc. Mr. Jackson served as Chief Executive Officer of Jackson Burglar Alarm Co. from February 1998 to October 2005. Mr. Jackson has served as the Chief Executive Officer of J S J Corporation. Mr. Jackson served on the advisory board of directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

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

     BEL's total contributions to the Plan and the MPF for the years ended March 31, 2004, 2005 and 2006 amounted to $77,402, $83,277 and $95,339, respectively.

Board Practices

     All directors hold office until our next annual meeting of shareholders or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. All executive officers are appointed by the Board and serve at the pleasure of the Board. There are no director service contracts providing for benefits upon termination of employment or directorship.

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

Audit Committee

     Mr. Woo Ping Fok is the sole member of the Audit Committee. Mr. Fok is "independent" as defined in the NASDAQ listing standards.

     The Audit Committee was established to (i) review and approve the scope of audit procedures employed by our independent auditors; (ii) review and approve the audit reports rendered by our independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit Committee, which was amended effective June 30, 2005.

Employees

     At March 31, 2006, we employed a total of 3,460 persons, compared with 3,050 persons at March 31, 2005 and 2,899 persons at March 31, 2004; 45 employees in Hong Kong (42 in 2005 and 39 in 2004), 3,380 employees in China (2,973 in 2005 and 2,820 in 2004), 20 employees in Germany, (22 in 2005 and
2004), 2 employees in Poland (2 in 2005 and 2004), no employee in the United Kingdom (0 in 2005 and 2 in 2004), 4 employees in the United States (2 in 2005 and 4 in 2004) and 9 in Canada (9 in 2005 and 10 in 2004). Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

Share Ownership

     The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of September 8, 2006:

                                                                               Total
                                                                             Number of
                                                                             Shares of
                             Shares of                                        Common         Percent
                            Common Stock                                       Stock           of
                             Owned of               Options and             Beneficially    Beneficial
          Name                Record               Warrants Held               Owned        Ownership
-----------------------     ------------      -------------------------     ------------    ----------
Anthony So                  1,626,195(1)      636,500(2)                     2,262,695       36.41%

Kim Wah Chung                     93,700      115,000(3)(4)(5)                 208,700        3.67%

Cathy Kit Teng Pang               35,438      115,000(3)(4)(5)                 150,438        2.64%

Henry F. Schlueter                34,000      40,000(6)(11)(12)(13)             74,000        1.32%

Woo-Ping Fok                      64,407      50,000(8)(10)(11)(12)(13)        114,407        2.03%

George O'Leary                         0      40,000(8)(10)(11)(12)             40,000        0.71%

J. Stewart Jackson IV         462,575(9)      60,000(7)10)(11) (12)(13)        522,575        9.27%

All Directors and Officers     2,316,315      1,056,500                      3,372,815       56.05%
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

(13) Includes options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.


Stock Option and Bonus Plans

The 1996 Stock Option Plan

     In October 1996, our stockholders adopted the 1996 Stock Option Plan (the "Employees' Plan") which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of our common stock. In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase common stock under the Employees' Plan. The purpose of the Employees' Plan is to make options available to management and employees in order to encourage them to secure or increase on reasonable terms their stock ownership and to encourage them to remain with the Company.

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

     During the fiscal year ended March 31, 2006, 30,000 options were granted under the 1996 Non-Employee Directors' Plan.

The 2004 Stock Option Plan

     On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the "2004 Plan") which provides for the grant of up to six hundred thousand (600,000) shares of the Company's common stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan.

     The purpose of the 2004 Plan is to secure key employees to remain in the employ of the Company and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Corporation. The Company believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company.

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

     The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

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

     As of September 15, 2006, no shares have been granted under the Stock Bonus Plan.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

     We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of September 8, 2006, beneficial ownership of our common stock by each person known by us to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.


        Name                            Amount Owned
        ----                    ---------------------------
                                                                      Percent of
                             Shares of      Options/Warrants to        Class (1)
                           Common Stock    Purchase Common Stock   Beneficially Owned
                           ------------    ---------------------   ------------------
Anthony So                 1,626,195(2)           636,500(3)            36.41%
John Stewart Jackson IV        462,575             60,000(3)             9.27%
W. Douglas Moreland            501,400                    0              8.99%
Royce & Associates LLC         297,000                    0              5.32%

----------
(1)  Based on beneficial ownership of both shares of common stock and of options to purchase common stock that is immediately exercisable.

(2) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(3)  See "Share Ownership" for additional information.

     There are no arrangements known to us , which may at a subsequent date, result in a change in control of the Company.

     Of the 5,577,639 shares of common stock outstanding as of July 31, 2006, 3,713,550 were held in the United States by 209 holders of record. We have 216 shareholders of record and estimate that we have approximately 1,420 shareholders holding their stock in street name (who have not objected to their names being disclosed to us).

Related Party Transactions

     During the fiscal year ended March 31, 2006 we paid Schlueter & Associates, P.C. an aggregate of $23,519 for legal fees and expenses. Mr. Henry F. Schlueter, a director, is the Managing Director of Schlueter & Associates, P.C.

Interests of Experts and Counsel

     Not Applicable.

Legal Proceedings

     Not Applicable.

Item 8. Financial Information
Financial Statements

     Our Consolidated Financial Statements are set forth under Item 18. Financial Statements.

Item 9. The Offer and Listing


Listing Details

     Our common stock is traded only in the United States over-the-counter market. It is quoted on the Nasdaq Global Market ("NASDAQ") under the trading symbol "BNSO." The following table sets forth, for the periods indicated, the range of high and low closing sales prices per share reported by NASDAQ. The quotations represent prices between dealers and do not include retail markup markdown or commissions and may not necessarily represent actual transactions.

     The following table sets forth the high and low sale prices for each of the last five years:

                   Period                          High                  Low
                   ------                          ----                  ---
     April 1, 2001 to March 31, 2002               $7.625                $2.38
     April 1, 2002 to March 31, 2003               $3.45                 $1.41
     April 1, 2003 to March 31, 2004               $9.71                 $1.70
     April 1, 2004 to March 31, 2005               $9.09                 $3.90
     April 1, 2005 to March 31, 2006               $7.00                 $3.40

     The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2006.

                   Period                          High                   Low
                   ------                          ----                   ---
     April 1, 2004 to June 30, 2004                $8.28                 $5.02
     July 1, 2004 to September 30, 2004            $9.09                 $5.11
     October 1, 2004 to December 31, 2004          $5.63                 $4.28
     January 1, 2005 to March 31, 2005             $6.20                 $3.90
     April 1, 2005 to June 30, 2005                $5.48                 $3.40
     July 1, 2005 to September 30, 2005            $7.00                 $4.80
     October 1, 2005 to December 31, 2005          $5.35                 $3.75
     January 1, 2006 to March 31, 2006             $5.93                 $4.04
     March 31, 2006 to June 30, 2006               $5.28                 $4.02

     The following table sets forth the high and low sale prices during each of the most recent six months.

       Period                         High               Low
       ------                         ----               ---

     March 2006                       $5.44             $4.04
     April 2006                       $5.28             $4.33
     May 2006                         $4.97             $4.20
     June 2006                        $4.68             $4.02
     July 2006                        $4.25             $3.45
     August 2006                      $3.75             $3.01

     On September 18, 2006, the closing price of our common stock was $3.50.

Transfer and Warrant Agent

     The transfer agent and registrar for the common stock and the warrant agent for the warrants is U.S. Stock Transfer Corporation, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10. Additional Information
Share Capital

     Our authorized capital is $170,000 consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended March 31, 2004, 2005 and 2006 included herein in Item 18.

     At September 8, 2006, there were 5,577,639 shares of our common stock outstanding, all of which were fully paid. In addition, we had outstanding 1,104,500 options to purchase common stock as follows:

             Number of             Exercise Price              Expiration
              Options                per Share                    Date
              -------                ---------                    ----

              228,000                  $8.00                  January 6, 2010
               20,000                  $8.125                January 12, 2010
               30,000                  $7.875                 January 9, 2011
              196,000                  $3.65                    April 9, 2011
               10,000                  $2.55                 October 15, 2011
              168,000                  $2.50                    March 6, 2012
              342,500                  $1.61                   March 31, 2013
               40,000                  $6.12                   March 25, 2014
               40,000                  $6.20               September 12, 2014
               30,000                  $4.50                 December 4, 2015

     At September 15, 2006 there were no shares of our preferred stock outstanding.

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

     We signed a Banking Facility Letter dated July 11, 2005 between Bonso and KBC Bank Hong Kong Branch for a HK $40,000,000 discount of export invoice, negotiation of export letter of credit discrepancies, packing loan, export bills and standby letter of credit.

     We signed a Banking Facility Letter, dated June 8, 2005 between Bonso and Standard Chartered Bank for a working capital facility for a HK $55,000,000 current account overdraft and discrepant credit bills negotiated and a HK $22,000,000 standby letter of credit.

     We signed a Banking Facility Letter, dated May 24, 2005 between Bonso and the Hong Kong and Shanghai Banking Corporation Limited for a HK $37,000,000 overdraft facility, import/export facility, trust receipt facility and a D/A bill facility.

     We signed a Banking Facility Letter, dated February 2, 2006 between Bonso and Hang Seng Bank Limited for a HK $48,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan and overdraft facility.

     We signed a Banking Facility Letter, dated August 19, 2005 between Bonso and the Natexis Banques Populaires Hong Kong Branch for a U.S. $2,500,000 discount of export invoice, negotiation of export letter of credit discrepancies, packing loan and export bills.

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

Taxation

     Under current British Virgin Islands law, we are not subject to tax on our income. Most of our subsidiaries' profits accrue in Hong Kong, Canada and Germany where the corporate tax rates are currently 17.5%, 36% and 28%, respectively. However, as Korona is a partnership, it is only subject to 14.17% of the local statutory rate in Germany. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Germany, Hong Kong or China.

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

Interest Rate Risk

     Our interest rate risk primarily arises from our long-term debt and our general banking facilities. At March 31, 2006 our total long-term debt was $0, and we had utilized $6,766,723 of our total banking facilities of $36,018,301. Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

     A summary of our debts as at March 31, 2006 which were subjected to variable interest rates is as below:

                                 March 31,                  Interest
                                   2006                       rate
                                   ----                       ----

     Notes payable              $3,310,673                 HIBOR + 1.5%



     Short-term loans           $2,936,467          Prime rate minus 0.5% or
                                                      EONIA +1.15% to 1.95%
                                                           HIBOR + 1.5%

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

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15. Controls and Procedures

     Based on an evaluation carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures, as defined in Securities Exchange Act Rules 13a-15(d) and 15d-15(e), were, as of the end of the period covered by this report, to the best of their knowledge, effective. There has been no change in our internal control over financial reporting during the year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

     We are aware of the importance of maintaining controls and procedures and are continuing to work towards improving our controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, ("Section 404"), we will be required to include an internal control report of management with our annual report on Form 20-F, beginning with the fiscal year ending March 31, 2008.

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

     The Company's management shall inform the Audit Committee of each service performed by the independent auditor pursuant to this Pre-Approval Policy. Requests or applications to provide services that require separate approval by the Audit Committee shall be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's and the Public Company Accounting Oversight Board's rules on auditor independence.

     The audit fee indicated below was pre-approved by the Audit Committee before the auditor commenced their work.

     Audit Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for the audit of the Corporation's annual consolidated financial statements for the fiscal year ended March 31, 2006 were $236,538 and for the fiscal year ended March 31, 2005 were $220,000.

     Audit Related Fees

     There were no fees billed by PricewaterhouseCoopers for professional services rendered for assurance and related services provided by PricewaterhouseCoopers that were reasonably related to the performance of the audit and are not reported above under "Audit Fees" for the fiscal year ended March 31, 2006 and for the fiscal year ended March 31, 2005.

     Tax Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance for the fiscal year ended March 31, 2006 were $6,000 and for the fiscal year ended March 31, 2005 were $6,000.

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

Item 16E. Purchasers of Equity Securities by the Issuer and Affiliated
          Purchasers.

     In August 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. The Company did not repurchase any shares during the fiscal year ended March 31, 2006. However, the Company may from time to time repurchase shares of its Common Stock under this program.

                                    PART III


Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     The following Financial Statements are filed as part of this Annual Report:

                                                                            Page
                                                                            ----
     Report of Independent Registered Public Accounting Firm                 F-1
     Index to Consolidated Financial Statements                              F-2
     Consolidated Balance Sheets as of March 31, 2005 and 2006               F-4
     Consolidated Statements of Income (Loss) and Comprehensive              F-5
     Income (Loss) for the years ended March 31, 2004, 2005 and 2006 Consolidated Statements of Changes in Shareholders' Equity for the F-6 years ended March 31, 2004, 2005 and 2006
     Consolidated Statements of Cash Flows for the years ended               F-7
     March 31, 2004, 2005 and 2006

     Notes to Consolidated Financial Statements                 F-8 through F-34

Item 19. Exhibits.

     4.1 Banking Facility Letter dated July 11, 2005 between Bonso and KBC Bank Hong Kong Branch.

     4.3 Banking Facility Letter, dated June 8, 2005 between Bonso and Standard Chartered Bank (1)

     4.4 Banking Facility Letter, dated August 19, 2005 between Bonso and Natexis Banques Populaires Hong Kong Branch (1)

     4.5 Banking Facility Letter, dated May 24, 2005 between Bonso and the Hong Kong and Shanghai Banking Corporation Limited (1)

     4.6 Banking Facility Letter, dated February 2, 2006 between Bonso and Hang Seng Bank Limited (1)

     11.1 Code of Ethics For Chief Executive Officer and Chief Financial Officer
          (2)

     12.1 Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.3 Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002.

----------
     (1) These documents previously filed as Exhibits to our Annual Report for the fiscal year ended March 31, 2004 on Form 20-F and is hereby incorporated by reference.

     (2) Filed as an Exhibit on Form 20-F filed with the Commission on August 13, 2004.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                          BONSO ELECTRONICS INTERNATIONAL INC.



Dated September 29, 2006                  /s/ Anthony So
                                          --------------------------------------
                                          Anthony So, Chairman of the Board,
                                          Secretary, Treasurer, Chief Financial
                                          Officer, and Director

                        Consolidated Financial Statements

                      Bonso Electronics International Inc.
                  (Incorporated in the British Virgin Islands)


                                 March 31, 2006

                      Bonso Electronics International Inc.
                   Index to Consolidated Financial Statements



Contents                                                              Pages
--------                                                              -----



Report of Independent Registered Public Accounting Firm.................F-1



Consolidated Balance Sheets as of March 31, 2005 and 2006...............F-2



Consolidated Statements of Income (Loss) and Comprehensive Income
(Loss) for the years ended March 31, 2004, 2005 and 2006................F-3



Consolidated Statements of Changes in Shareholders' Equity for
the years ended March 31, 2004, 2005 and 2006...........................F-4



Consolidated Statements of Cash Flows for the years ended
March 31, 2004, 2005 and 2006........................................F-5 and F-6



Notes to Consolidated Financial Statements...........................F-7 to F-28

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------



Board of Directors and Shareholders of
Bonso Electronics International Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Bonso Electronics International Inc. and its subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





PricewaterhouseCoopers

Hong Kong,
September 29, 2006


                                Bonso Electronics International Inc
                                    Consolidated Balance Sheets
                               (Expressed in United States Dollars)

                                                                                  March 31
                                                                      -------------------------------
                                                          Note                2005             2006
                                                                                 $                $
Assets
Current assets
  Cash and cash equivalents                                              9,707,588        8,582,257
  Restricted cash deposits                                                   4,848             --
  Trade receivables, net                                     2          10,585,968        6,740,229
  Inventories                                                3          11,402,239       15,035,216
  Tax recoverable                                                          486,618          183,393
  Deferred income tax assets - current                       5              52,057             --
  Other receivables, deposits and prepayments                            1,425,297        1,963,007
                                                                       -----------      -----------

  Total current assets                                                  33,664,615       32,504,102
                                                                       -----------      -----------

Deposits                                                                    97,814          188,525
Long term investment                                                       500,000          500,000
Deferred income tax assets - non current                     5              46,849           82,529
Goodwill                                                    10           1,100,962          842,821
Brand name and other intangible assets, net                 10           2,740,530        2,526,982
Property, plant and equipment
  Leasehold land and buildings                                          12,478,098       13,787,334
  Plant and machinery                                                   15,657,016       16,286,028
  Furniture, fixtures and equipment                                      6,097,481        4,341,105
  Motor vehicles                                                           357,343          456,237
                                                                       -----------      -----------
                                                                        34,589,938       34,870,704
  Less: accumulated depreciation and impairment                        (20,277,952)     (22,036,775)
                                                                       -----------      -----------
  Property, plant and equipment, net                                    14,311,986       12,833,929
                                                                       -----------      -----------
  Total assets                                                          52,462,756       49,478,888
                                                                       ===========      ===========

Liabilities and shareholders' equity

Current liabilities
  Bank overdraft                                             7             281,085          471,254
  Notes payable                                              7           3,744,726        3,310,673
  Accounts payable                                                       6,938,578        6,288,213
  Accrued charges and deposits                                           1,978,222        2,434,994
  Short-term loans                                           7           4,742,685        2,936,467
  Current portion of long-term debt                          4             249,271           48,329
  Current portion of capital lease obligations               6             384,616          166,802
                                                                       -----------      -----------
  Total current liabilities                                             18,319,183       15,656,732
                                                                       -----------      -----------
Long-term debt, net of current maturities                    4               7,479             --
Capital lease obligations, net of current maturities         6             160,256             --
Deferred tax liability                                       5              43,856           19,863
Commitments and contingencies (Notes 6 and 11)


Shareholders' equity

Preferred stock par value $0.01 per share
  - authorized shares - 10,000,000
  - issued and outstanding shares: 2005 & 2006-Nil                            --               --
Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : 2005 & 2006-5,577,639                   16,729           16,729
Additional paid-in capital                                              21,764,788       21,764,788
Retained earnings                                                       11,307,642       11,234,006
Accumulated other comprehensive income                                     842,823          786,770
                                                                       -----------      -----------
                                                                        33,931,982       33,802,293
                                                                       -----------      -----------
Total liabilities and shareholders' equity                              52,462,756       49,478,888
                                                                       ===========      ===========


                       See notes to these consolidated financial statements


                                  Bonso Electronics International Inc
               Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
                                 (Expressed in United States Dollars)



                                                                         Year ended March 31,
                                                   Note              2004           2005           2006
                                                             -------------------------------------------
                                                                        $              $              $

Net sales                                           15         74,964,085     69,602,192     64,542,963
Cost of sales                                                  57,481,103     53,138,410     51,114,155
                                                              -----------    -----------    -----------
Gross margin                                                   17,482,982     16,463,782     13,428,808

Selling expenses                                                3,121,900      2,595,222      2,110,563
Salaries and related costs                                      5,150,345      5,215,798      5,681,175
Research and development expenses                                 739,730        710,355        847,401
Administration and general expenses                             5,438,995      4,079,201      3,420,485
Amortization of brand name                          10            200,000        200,000        200,000
Impairment of goodwill                              10               --             --          258,141
                                                              -----------    -----------    -----------
Income from operations                              15          2,832,012      3,663,206        911,043
Interest income                                                    57,169         80,955        202,155
Interest expenses                                                (499,512)      (416,774)      (504,280)
Foreign exchange gain/(loss)                                       15,081        (98,051)      (183,887)
Other income                                                      224,292        372,133        190,571
                                                              -----------    -----------    -----------
Income before income taxes and minority interest                2,629,042      3,601,469        615,602
Income tax expense                                   5           (401,504)      (266,059)      (131,474)
                                                              -----------    -----------    -----------
Net income before minority interest                             2,227,538      3,335,410        484,128
Minority interest                                                  41,072         14,202           --
                                                              -----------    -----------    -----------
Net income                                                      2,268,610      3,349,612        484,128

Other comprehensive income, net of tax:
Foreign currency translation adjustments net of tax               142,777        290,354        (56,053)
                                                              -----------    -----------    -----------
Comprehensive income                                            2,411,387      3,639,966        428,075
                                                              ===========    ===========    ===========

Earnings per share                                  12
  Basic                                                       $      0.40    $      0.59    $      0.09
                                                              ===========    ===========    ===========

  Diluted                                                     $      0.37    $      0.55    $      0.08
                                                              ===========    ===========    ===========


                        See notes to these consolidated financial statements


                                             Bonso Electronics International Inc.
                                 Consolidated Statements of Changes in Shareholders' Equity
                                             (Expressed in United States Dollars)


                                       Common stock
                                --------------------------                                           Accumulated
                                                                                                           other
                                                                                                   comprehensive
                                     Shares                   Additional       Common             income-foreign          Total
                                 issued and         Amount       paid-in   Stock held    Retained       currency   shareholders'
                                outstanding    outstanding       capital  at treasury    earnings    adjustments         equity
                                -----------    -----------       -------  -----------    --------    -----------         ------
                                                         $             $            $           $              $              $

Balance, March 31, 2003          5,529,133         16,583     21,458,376    (38,832)    6,533,224        409,692     28,379,043

Net income                            --             --             --         --       2,268,610           --        2,268,610
Common stock issued upon
  exercise of warrants              32,982             99        272,003       --            --             --          272,102
Purchase of common stock           (14,576)           (43)       (25,806)      --            --             --          (25,849)
Retirement of common stock         (19,900)           (60)       (38,772)    38,832          --             --             --
Dividend paid                         --             --             --         --        (286,041)          --         (286,041)
Foreign exchange translation
  adjustment                          --             --             --         --            --          142,777        142,777
                               -----------    -----------    -----------    -------   -----------    -----------    -----------
Balance, March 31, 2004          5,527,639         16,579     21,665,801       --       8,515,793        552,469     30,750,642
                               ===========    ===========    ===========    =======   ===========    ===========    ===========

Net income                            --             --             --         --       3,349,612           --        3,349,612
Common stock issued upon
  exercise of warrants              50,000            150         98,987       --            --             --           99,137
Dividend paid                         --             --             --         --        (557,763)          --         (557,763)
Foreign exchange translation
  adjustment                          --             --             --         --            --          290,354        290,354
                               -----------    -----------    -----------    -------   -----------    -----------    -----------
Balance, March 31, 2005          5,577,639         16,729     21,764,788       --      11,307,642        842,823     33,931,982
                               ===========    ===========    ===========    =======   ===========    ===========    ===========

Net Income                            --             --             --         --         484,128           --          484,128
Dividend Paid                         --             --             --         --        (557,764)          --         (557,764)
Foreign exchange translation
  adjustment                          --             --             --         --            --          (56,053)       (56,053)
                               -----------    -----------    -----------    -------   -----------    -----------    -----------
Balance, March 31, 2006          5,577,639         16,729     21,764,788       --      11,234,006        786,770     33,802,293
                               ===========    ===========    ===========    =======   ===========    ===========    ===========


                                    See notes to these consolidated financial statements


                                Bonso Electronics International Inc.
                                Consolidated Statements of Cash Flows
                                (Expressed in United States Dollars)



                                                                      Year Ended March 31,
                                                                  2004          2005          2006
                                                            ----------------------------------------
                                                                     $             $             $


Cash flows from operating activities

  Net income                                                 2,268,610     3,349,612       484,128
    Adjustments to reconcile net income to net cash
   provided by operating activities :
   Depreciation                                              2,675,549     2,206,099     2,149,590
   Amortization                                                553,491       566,987       520,596
   Impairment on property                                      161,499       148,198        69,077
   Reversal of software impairment                            (150,000)         --            --
   Loss/(gain) on disposal of fixed assets                      39,867        35,392      (110,936)
   Minority interest                                           (41,072)      (14,203)         --
   Impairment on goodwill                                         --            --         258,141
   Other                                                      (296,957)      (28,029)      (59,386)


  Changes in assets and liabilities:
   Trade receivable                                         (4,198,142)     (196,199)    3,845,739
   Other receivables, deposits and prepayments                 277,576      (561,664)     (537,710)
   Deposits                                                       --            --         (90,711)
   Notes receivable                                            358,188          --            --
   Inventories                                               1,774,586      (520,307)   (3,632,977)
   Accounts payable                                          1,929,512    (1,341,461)     (650,365)
   Accrued charges and deposits                              1,274,511      (973,575)      456,772
   Tax recoverable                                             (58,464)     (428,154)      303,225
   Income tax payable                                          331,572      (279,485)         --
   Deferred tax                                                139,718       (27,534)       (7,616)
                                                            ----------    ----------    ----------
 Net cash provided by operating activities                   7,040,044     1,935,677     2,997,567
                                                            ----------    ----------    ----------


Cash flows from investing activities

  Restricted cash deposits                                   4,099,831          (511)        4,848
  Deposits for property, plant and equipment                  (617,056)         --            --
  Proceeds from disposal of property, plant and equipment      115,721        22,256       579,896
  Acquisition of property, plant and equipment              (2,543,734)     (684,398)   (1,340,134)
  Acquisition of long term investment                             --        (500,000)         --
                                                            ----------    ----------    ----------
  Net cash provided by/(used in) investing activities        1,054,762    (1,162,653)     (755,390)
                                                            ----------    ----------    ----------




                              Bonso Electronics International Inc.
                        Consolidated Statements of Cash Flows (continued)
                              (Expressed in United States Dollars)


Cash flows from financing activities

  Issue of shares on exercise of warrants and options        272,102         99,137           --
  Repurchase of redeemable common stock                         --       (1,445,808)          --
  Repurchase of common stock                                 (25,849)          --             --
  Proceeds from long-term borrowings                          79,025           --             --
  Capital lease inception/(payments)                         668,025       (433,869)      (454,036)
  Net (repayment)/advance under banking facilities        (1,763,094)       167,234     (2,299,655)
  Payment of dividends to stockholders                      (286,041)      (557,763)      (557,764)
                                                         -----------    -----------    -----------
  Net cash used in financing activities                   (1,055,832)    (2,171,069)    (3,311,455)
                                                         -----------    -----------    -----------



  Net increase/(decrease) in cash and cash equivalents     7,038,974     (1,398,045)    (1,069,278)
  Net effect of cumulative translation adjustment            142,777        290,354        (56,053)
  Cash and cash equivalents, beginning of year             3,633,528     10,815,279      9,707,588
                                                         -----------    -----------    -----------
  Cash and cash equivalents, end of year                  10,815,279      9,707,588      8,582,257
                                                         ===========    ===========    ===========

                                                                2004           2005           2006
                                                                   $              $              $
Supplemental disclosure of cash flow information

Cash paid during the year for:
    Interest paid                                            499,512        416,774        494,310
    Income tax paid, net of (refund)                         (21,123)       329,483        153,008

Non-cash investing and financing activities
    Other intangible assets reclassified from deposit           --          544,267           --
    Property, plant and machinery acquired under
      capital leases                                       1,551,119           --          188,718



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

     The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include provisions made against inventories and trade receivable, the valuation of long-lived assets, and the impairment of goodwill. Actual results could differ from those estimates.

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

(e)  Long Term Investment

     Long term investment is related to a 7% zero coupon capital guaranteed fund with maturity on October 11, 2007. Long term investment is recorded at amortized cost. The company is intended to hold this investment until maturity.

(f)  Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

     Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. For the year ended March 31, 2006, the Group made a provision for impairment of approximately $69,077 on investment properties due to the decline in market value.

     Goodwill is subject to an annual impairment review. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. The company measures fair value based upon internal models. Based on the assessment for the year ended March 31, 2006, the Group made a provision for impairment of goodwill of approximately $258,141 for Korona Hauschaltswaren GmbH & Co.KG due to the continued weak performance of the scales business.

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

(l)  Advertising

     Advertising costs are expensed as incurred and are included within selling expenses. (2006: 255,006, 2005: $246,193 and 2004: $363,160).

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

(o)  Stock options

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

     The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, as the exercise price of all the options issued by the Company was equal to or higher than the market price of the underlying stock on the date of grant, no compensation expense had been recognized for the years ended March 31, 2004, 2005 and 2006.

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


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


1    Description of business and significant accounting policies

                                                       2004          2005          2006
                                                          $             $             $
     Net income as reported                       2,268,610     3,349,612       484,128

     Deduct:
     Total stock-based employee compensation
     expense determined under fair value based
     method for all stock options, net of
     related tax effects                           (844,525)     (191,712)      (83,605)
                                                 ----------    ----------    ----------

     Pro forma net income                         1,424,085     3,157,900       400,523

         Basic earnings per share

           As reported                                $0.40         $0.59         $0.09
           Pro forma                                  $0.25         $0.56         $0.07

         Diluted earnings per share

           As reported                                $0.37         $0.55         $0.08
           Pro forma                                  $0.23         $0.52         $0.07


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

(q)  Recent accounting pronouncements

     In May 2005, the FASB issued SFAS No.154, "Accounting Changes and Error Corrections", a replacement of APB Opinion No.20, "Accounting Changes" and SFAS No.3, "Reporting Accounting Changes in Interim Financial Statements" ("SFAS 154"). SFAS 154 changes the requirements of the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognised by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after 15 December 2005; however, the statement does not change the transitional provisions of any existing accounting pronouncements. The Group does not believe the adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

     In March 2005, the SEC issued SAB No.107"Share Based Payment" which offers guidance on SFAS No.123(R). SAB No.107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No.123(R) while enhancing the information that investors receive. SAB No.107 creates a framework that is premised on two overarching themes: (i) considerable judgement will be required by preparers to successfully implement SFAS No.123(R), specifically when valuing employee stock options; and (ii) reasonable individuals, acting in good faith, may reach different

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


1    Description of business and significant accounting policies conclusions on the fair value of employee stock options. Key topics covered by SAB No.107 include valuation models, expected volatility and expected term. The Group will adopt SAB No.107 concurrently with the adoption of SFAS No.123(R) with effect from April 1, 2006. The Group does not expect the adoption of this SAB to have a material impact on its consolidated financial position or results of operations.

     In October 2005, the FASB issued FSP FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No.123(R)". The FSP provides an exception to the application of the concept of "mutual understanding" in the determination of whether a grant date has occurred. The exception permits companies to measure compensation cost for equity awards to employees on the Board approval date if certain conditions are met, provided that the communication to the employee occurs within a "relatively short period of time" from the approval date. The Group will adopt the provisions of this FSP concurrently with the adoption of SFAS No.123(R) with effect from April 1, 2006. The Group does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

     In November 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Award" which provides an elective shortcut approach when a company transitions to SFAS 123(R). The alternative method significantly simplifies the calculation of the beginning pool. The FSP provides guidance for the presentation of excess tax benefits in the statement of cash flows for companies that elect to adopt the simplified alternative method of calculating the pool. The guidance in the FSP is effective on November 10, 2005. The FSP allows up to one year from initial adoption of SFAS 123(R) on April 1, 2006 to evaluate the available transition alternatives. The Group does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

     In November 2005, the FASB issued FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlements upon the Occurrence of a Contingent Event" which provides that an option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring, shall be accounted for similar to a modification from an equity to liability award. The Group does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

     In July 2006, the FASB released FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 ("FIN 48"). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. FIN 48 is effective for annual periods beginning after December 15, 2006. The Group is in the process of assessing the impact of the recent accounting pronouncement.

     In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is in the process of assessing the impact of the recent accounting pronouncement.

(r)  Comparatives

     Certain of the comparative figures have been reclassified to confirm with the current year's presentation.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


2    Allowance for doubtful accounts

     Changes in the allowance for doubtful accounts comprise:

                                              2004        2005        2006
                                                 $           $           $
     Balance, April 1                      421,339     383,770     399,006

     Exchange adjustment                    24,076      18,744     (21,415)
     Additions charged to expense          187,679     197,310     223,388
     Write-off                            (249,324)   (200,818)   (373,978)
                                          --------    --------    --------
     Balance, March 31                     383,770     399,006     227,001
                                          ========    ========    ========


3    Inventories

     The components of inventories are as follows:

                                                    2005               2006
                                                       $                  $
     Raw materials                             5,958,084          6,005,337
     Work in progress                          2,194,432          3,423,775
     Finished goods                            3,249,723          5,606,104
                                              ----------         ----------
                                              11,402,239         15,035,216
                                              ==========         ==========

     During the years ended March 31, 2004, 2005 and 2006 there were non-cash write-offs of specific inventories of $24,407, $233,246 and $26,592 respectively.

4    Long-term debt

     Long-term debt comprises:

                                                            March 31
                                                      --------------------
                                                          2005        2006
                                                             $           $

     Long term bank loan at bank's floating base
      rate + 4%, denominated in Canadian dollars        48,611       7,197
     Mortgage loan at bank's prime interest rate
      + 1.15%, denominated in Canadian dollars         171,093      41,132
     Business loans at bank's prime interest
      rate + 1.10%, denominated in Canadian
      dollars                                           37,046        --
                                                      --------    --------

     Long-term debt                                    256,750      48,329

     Less: current portion                            (249,271)    (48,329)
                                                      --------    --------
     Long-term debt, less current maturities             7,479        --
                                                      ========    ========

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


5    Taxation

(a) The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the Peoples' Republic of China ("PRC"), Germany, the United States, the United Kingdom and Canada. The current rates of taxation of the subsidiaries operating in Hong Kong and Shenzhen in the PRC are 17.5% and 7.5% respectively. The subsidiary of the Group in Germany is registered as a partnership in Germany which is subject to a statutory tax rate of 14.17%. The Group is not subject to income taxes in the British Virgin Islands. The statutory tax rates in the United States, the United Kingdom and Canada are 15%, 30%, and 36% respectively.

(b) Pursuant to the relevant income tax laws in the PRC, Bonso Electronics (Shenzhen) Co., Ltd, a wholly owned subsidiary of the Company, was fully exempt from PRC state income tax for two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Co., Ltd. was deemed to be the financial year ended December 31, 1998 and the last year it was entitled to this benefit was December 31, 2002. In 2003, Bonso Electronics (Shenzhen) Co., Ltd was accredited as an "Advanced Corporation" A further 50% tax reduction was granted for another three years and the last year it is entitled to this benefit is December 31, 2005. With effect from January 1, 2006, Bonso Electronics (Shenzhen) Co., Ltd is subject to a 10% income tax.

(c)  The components of the income tax benefit (expense) are as follows:

                                                 2004        2005        2006
                                                    $           $           $

     Deferred income tax benefit (expense)   (149,468)     27,434      21,194
     Current income tax expense              (252,036)   (293,493)   (152,668)
                                             --------    --------    --------
     Total income tax expense                (401,504)   (266,059)   (131,474)
                                             ========    ========    ========

(d)
                                                         2005          2006
                                                            $             $

     Deferred income tax                               98,906        82,529
     Deferred income liabilities                       43,856        19,863


     Deferred tax assets comprise the following:

                                                      2005            2006
                                                         $               $

     Tax loss carry forwards                       479,341         349,914
     Others                                        (42,779)        (55,185)
     Less: Valuation allowance                    (337,656)       (212,200)
                                                  --------        --------
     Net deferred tax assets                        98,906          82,529
     Less: current portion                         (52,057)           --
                                                  --------        --------
     Non-current portion                            46,849          82,529
                                                  ========        ========


     As of March 31, 2006, the Group had accumulated tax losses amounting to $2,469,400 (the tax effect thereon is $349,914), which may be carried forward and applied to reduce future taxable income which is earned in or derived from Germany. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


     income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized.

     As of March 31, 2006, the Group's accumulated tax losses have no definite period of expiration.


5    Taxation (Continued)

(e)  Changes in the valuation allowance consist of:

                                                    2004       2005       2006
                                                       $          $          $

     Balance, April 1                            163,645    251,429    337,656

     Charged/(credited) to income tax expense     87,784     86,227   (125,456)
                                                --------   --------   --------
     Balance, March 31                           251,429    337,656    212,200
                                                ========   ========   ========


(f) The actual income tax expense attributable to earnings for the years ended March 31, 2004, 2005 and 2006 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

                                                           2004        2005        2006
                                                              $           $           $
     Hong Kong statutory tax rate                          17.5%       17.5%       17.5%

     Income tax expense at the Hong Kong statutory
       tax rate                                        (460,082)   (630,257)   (107,730)
     Offshore profit not subject to income tax          348,194     688,668     154,444
     Expenses not deductible for income tax purposes   (158,710)   (169,596)   (370,962)
     Changes in valuation allowance                     (87,784)    (86,227)    125,456
     (Under)/over provision for Hong Kong tax in
     prior years                                        (30,987)    (69,389)      6,623
     Income tax rate differentials                      (22,310)     (4,424)     55,602
     Tax losses utilized                                 10,175       5,166       5,093
                                                       --------    --------    --------
     Total income tax expense                          (401,504)   (266,059)   (131,474)


6    Leases

(a)  Capital leases

     Motor vehicles and plant and machinery include the following amounts for capitalized leases:

                                           Motor vehicles           Plant and machinery
                                           ---------------          -------------------
                                              March 31                    March 31
                                              --------                    --------
                                            2005          2006         2005          2006
                                               $             $            $             $

     Cost                                110,065          --      2,316,002     1,731,894
     Less: accumulated amortization     (110,065)         --     (1,527,540)     (388,894)
                                      ----------    ----------   ----------    ----------
                                            --            --        788,462     1,343,000
                                      ==========    ==========   ==========    ==========


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


6    Leases (Continued)

     During the years ended March 31, 2004, 2005 and 2006, the Group entered into additional capital lease obligations amounting to $1,551,119, $Nil and $188,718 respectively.

     Future minimum payments under capital leases as of March 31, 2006 with an initial term of more than one year are as follows:

                                                                     $

     2007                                                      180,470
                                                              --------
     Total minimum lease payments                              180,470

     Less: amount representing interest                        (13,668)
                                                              --------
     Present value of net minimum lease payments (including
     current portion of 166,802 as of March 31, 2006)          166,802
                                                              ========


(b)  Operating leases

     As of March 31, 2006, future minimum lease payments in respect of non-cancellable operating leases for factory, office premises and staff quarters in Hong Kong, the PRC, Germany, the United States, the United
     Kingdom and Canada are as follows:

                                                                     $

     2007                                                    1,032,270
     2008                                                      910,346
     2009                                                      847,961
     2010                                                    1,095,197
     Thereafter                                                 17,104
                                                             ---------
                                                             3,902,878
                                                             =========

     Rental expense for all operating leases amounted to $478,986, $521,819 and $688,469 for the year ended March 31, 2004, 2005 and 2006, respectively.





                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


7    Banking facilities

     As of March 31, 2006, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable and short-term loans. The facilities are interchangeable with total amounts available of $36,018,301
     (2005: $29,909,886). The general banking facilities utilized by the Group are denominated in United States dollars, Hong Kong dollars, Japanese Yen and Canadian dollars.

     The Group's general banking facilities, expressed in United States dollars, are further detailed as follows:

                                                                                       Terms of banking facilities as of
                                                                                       ---------------------------------

                                 Amount available              Amount utilized                   March 31, 2006
                                 ----------------              ---------------                   --------------
                                     March 31                      March 31
                             ------------------------      -----------------------
                                   2005          2006           2005          2006               Interest        Repayment
                                      $             $              $             $                   rate            terms
     Import and export
      Facilities

     Letters of credit       21,987,179    26,602,564      3,785,817     3,310,673

     Including sub-limit
      of:

      Notes payable          20,846,154    20,846,154      3,744,726     3,310,673            HIBOR +1.5%     Repayable in
                                                                                                               full within
                                                                                                               four months


     Short-term loans          6,231,026     7,246,526     4,742,685     2,936,467             Prime rate     Repayable in
                                                                                               minus 0.5%      full within
                                                                                           or EONIA+1.15%    twelve months
                                                                                                to +1.95%
                                                                                           or HIBOR +1.5%

     Other facilities

                                                                                                    Prime
     Bank overdrafts           1,434,931     1,912,461       281,085       471,254                   rate        Repayable
                                                                                             +0.5% to +1%        on demand
                                                                                           or HIBOR+2.25%


     Long-term debt              256,750        256,750      256,750        48,329             Prime rate     Repayable in
      (Note 4)                                                                              +1% to +1.15%      full within
                                                                                           or HIBOR+2.25%       thirty-six
                                                                                                                    months

                             ----------    ----------      ---------     ---------
                             29,909,886    36,018,301      9,066,337     6,766,723
                             ==========    ==========      =========     =========


                                      F-17

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


7    Banking facilities (Continued)

     The amounts of banking facilities utilized by the Group are denominated in the following currencies:

                                                      Amount utilized
                                                 --------------------------
                                                          March 31
                                                 --------------------------
                                                      2005             2006
                                                         $                $
     Euro                                        4,742,686        2,936,467

     Hong Kong dollars                           2,688,542        2,261,593

     Japanese Yen                                   44,822             --

     United States dollars                       1,052,452        1,041,883

     Canadian dollars                              537,835          526,780
                                                 ---------        ---------

                                                 9,066,337        6,766,723
                                                 =========        =========


     The Prime Rate and HIBOR rate were 8% and 4.4846% per annum, respectively, as of March 31, 2006. The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.

     The banking facilities are collateralised by the following:

     (a) bank guarantee of $6,618,333 (2005: $5,740,000) and restricted cash deposits of $Nil (2005: $4,848). The restricted cash deposits have original maturities of less than three months;

     (b) a legal charge over a leasehold property of one of the Group's subsidiaries with net book value of $Nil (2005: $449,428);

     (c) a personal guarantee of $102,000 (2005: $102,000) by a director of one of the Group's subsidiaries.


     The weighted average interest rate of short-term borrowings of the Group is as follows:

                                                      Year ended March 31
                                                   -------------------------
                                                    2005                2006

     Bank overdrafts                               5.00%               6.01%
     Notes payable                                 3.33%               4.83%
     Short-term loans                              3.33%               4.35%

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


8    Related party transactions

(a) The Group paid emoluments, commissions and/or consultancy fees to its directors as follows:

     Year ended

                         Mr. So Hung Gun,  Ms. Pang Kit     Mr. Chun Kim
     March 31                    Anthony    Teng, Cathy              Wah
     --------            ---------------   ------------     ------------

     2004                   $630,821(iii)      $128,015      $152,554(ii)
     2005                   $700,000(iii)      $111,912      $134,350(ii)
     2006                   $583,215(iii)      $113,913      $137,990(ii)

                  Mr. Fok Woo      Mr. George  Mr. J Stewart     Mr. Henry
                         Ping         O'Leary        Jackson     Schlueter
                  -----------      ----------  -------------   -----------

     2004                 Nil      $172,125(i)           Nil   $230,909(iv)
     2005                 Nil      $158,766(v)           Nil   $119,201(iv)
     2006                 Nil      $240,000              Nil   $ 23,519(iv)

     (i) This represented consultancy fee paid to Mr. George O'Leary. Since April 1, 2001, a monthly consultancy fee was paid to Mr. O'Leary for provision of support and marketing services in the United States.

     (ii) Included in the emoluments is a housing allowance for $38,462 for each of the three years in the period ended March 31, 2006 payable to a company in which Mr. Chung Kim Wah has a beneficial interest.

    (iii) Apart from the emoluments paid by the Group as shown above, one of the properties of the Group in Hong Kong is also provided to Mr. So Hung Gun, Anthony as part of his compensation.

     (iv) Mr. Henry Schlueter was appointed as a director of the Company on October 10, 2001. The amount for the years ended March 31, 2004, 2005 and 2006 represented professional fees paid to Schlueter & Associates, P.C., the Group's SEC counsel in which Mr. Henry Schlueter is one of the principals.

     (v) Included in the emoluments is a monthly consultancy fee to Mr. O'Leary for provision of support and marketing services in the United States and director fee since January 17, 2005.

(b) For the year ended March 31, 2005, the Group sold scales to Tantric Europe Ltd. ("Tantric") amounting to $99,410. There was no such transaction in the year ended March 31, 2006. Tantric is 100% (2005: 100%) owned by Mohan Thadani, the Chief Executive Officer and minority shareholder of one of the subsidiaries of the Company.

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

(d) BEL's total contributions to the Plan and the MPF for the years ended March 31, 2004, 2005 and 2006 aggregated $77,402, $83,277 and $95,339 respectively.


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


10   Goodwill, Brand name and Other intangible assets

     Goodwill, brand name and other intangible assets are analysed as follows:

                                  Goodwill                   Brand name            Other intangible assets
                                  --------                   ----------            -----------------------
                                  March 31                    March 31                     March 31
                                  --------                    --------                     --------
                                2005         2006          2005          2006          2005          2006
                                   $            $             $             $             $             $

     Cost                  1,100,962    1,100,962     3,000,000     3,000,000       544,267       544,267
     Less: accumulated
      amortization              --           --        (802,608)   (1,002,608)       (1,129)      (14,677)
     Less: impairment
      loss for the year         --       (258,141)         --            --            --            --
                          ----------   ----------    ----------    ----------    ----------    ----------
                           1,100,962      842,821     2,197,392     1,997,392       543,138       529,590
                          ==========   ==========    ==========    ==========    ==========    ==========


     Goodwill of the Group of $842,821 as at March 31, 2006 (2005: $1,100,962)
     was not subject to amortization. Amortization expense in relation to brand name was $200,000 for each of the years ended March 31, 2004, 2005 and 2006. Amortization expense in relation to other intangible assets was $Nil, $1,129, $13,548 for each of the years ended March 31, 2004, 2005 and 2006.

     As of March 31, 2006, future minimum amortization expenses in respect of brand name and other intangible assets are as follows:

                                                            Other intangible
                                            Brand name                assets
                                                    $                      $

     2007                                     200,000                 13,548
     2008                                     200,000                 13,548
     2009                                     200,000                 13,548
     2010                                     200,000                 13,548
     2011                                     200,000                 13,548
     Thereafter                               997,392                461,850
                                            ---------               --------
     Total                                  1,997,392               $529,590
                                            =========               ========

     Based on the assessment for the year ended March 31, 2006, the Group made a provision for impairment of goodwill of approximately $258,141 for Korona Hauschaltswaren GmbH & Co.KG due to the continued weak performance of the scales business.

11   Commitments and contingencies

     As of March 31, 2006, the Group had commitments to acquire plant and machineries from third parties for an aggregate consideration of $65,692 (2005: $230,055), of which $32,607 (2005: $86,567) had been paid as deposits.

     Contractual arrangements we have entered into among our us and our subsidiary in China may be subject to scrutiny by China tax authorities and a finding against Bonso and its subsidiary in China may result in additional tax liabilities that could substantially reduce our consolidated net income and the value of our investment. Under Chinese laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangements among our wholly owned subsidiary in China and Bonso do not represent an arm's length price and adjust Bonso or its China subsidiary's income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, increase its tax liabilities for Chinese tax purposes. Our consolidated net income may be materially and adversely affected if our affiliated entities' tax liabilities increase.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


12   Earnings per share

                                                  Year ended March 31
                                           ---------------------------------
                                                2004        2005        2006
                                                   $           $           $

     Income available to common
     Shareholders                          2,268,610   3,349,612     484,128

     Weighted average shares outstanding 5,702,015 5,646,676 5,577,639 Incremental shares from assumed exercise of:
       Warrants                                3,746        --          --
       Stock options                         354,503     407,627     360,005
                                           ---------   ---------   ---------
     Dilutive potential common shares        358,249     407,627     360,005
                                           ---------   ---------   ---------
     Diluted weighted average shares       6,060,264   6,054,303   5,937,644
                                           =========   =========   =========

     Basic earnings per share                  $0.40       $0.59        0.09
     Diluted earnings per share                $0.37       $0.55        0.08


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

     Options to purchase 40,000 shares, 40,000 shares, 30,000 shares, 228,000 and 20,000 shares of common stock at $6.20, $6.12, $7.875, $8.00 and
     $8.125, respectively, were outstanding as at March 31, 2006 but were not included in the calculation of diluted earnings per share during the year ended March 31, 2006 due to their anti-dilutive effect.

13   Shareholders' equity

     Preferred stock

     The Company had authorized share capital of $100,000 or 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company's Board of Directors in its sole discretion without the approval of the shareholders with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company's Memorandum of Association. The Company had not issued any shares of preferred stock as of March 31, 2006.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


14   Stock option and bonus plans

(a) On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the "Stock Bonus Plan") which authorizes the issuance of up to five hundred thousand (500,000) shares of the Company's Common Stock in the form of stock bonus.

     The purpose of this Stock Bonus Plan is to (i) induce key employees to remain in the employ of the Company, or of any subsidiary of the Company;
     (ii) encourage such employees to secure or increase their stock ownership in the Company; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Company, or any of its subsidiaries. The Company believes the Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company.

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

     In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61. The options shall expire on March 31, 2013 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. 30,000 options have been exercised during the year ended March 31, 2005 and no option was exercised during the year ended March 31, 2006.

     In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12. The options shall expire on March 25, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such option was exercised during the year ended March 31, 2006.

     In September 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.20. The options shall expire on September 12, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such option was exercised during the year ended March 31, 2006.

     In December 2005, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $4.50. The options shall expire on December 4, 2015 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options had been exercised during the year ended March 31, 2006.

(b)  The stock options summary as of March 31, 2006 is as follows:

                                                          Average per share
                                                Number             Exercise
                                             of shares                price

     Balance, March 31, 2004                 1,084,500               $ 3.95

     Exercised                                 (50,000)              ($1.99)

     Granted                                    40,000               $ 6.20
                                            ----------               ------

     Balance, March 31, 2005                 1,074,500               $ 4.13

     Granted                                    30,000               $ 4.50

     Balance, March 31, 2006                 1,104,500               $ 4.13

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


(c) The following table summarizes the information about all stock options of the Company outstanding as at March 31, 2006:

                                                      Weighted
                                        Number         average     Exercisable
     Weighted average           outstanding at  remaining life       shares at
     exercise price             March 31, 2006         (years)  March 31, 2006
     --------------             --------------         -------  --------------

     $8.125                            20,000             3.8           20,000
     $8.000                           228,000             3.8          228,000
     $7.875                            30,000             4.8           30,000
     $3.650                           196,000             5.0          196,000
     $2.550                            10,000             5.5           10,000
     $2.500                           168,000             5.9          168,000
     $1.610                           342,500             7            342,500
     $6.120                            40,000             8             40,000
     $6.200                            40,000             8.5           40,000
     $4.500                            30,000             9.75          30,000
                                    ---------                        ---------

     $4.009                         1,104,500             5.85       1,104,500
                                    =========                        =========

(d) Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted during the years ended March 31, 2004, 2005 and 2006 were $844,525, $191,712 and $83,605 respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model with the following weighted-average assumptions for the years ended March 31, 2004, 2005 and 2006:

                                                       2004       2005      2006
                                                          $          $         $
     Weighted risk-free interest rate                 2.83%      4.46%     4.29%
     Dividend yield                                   1.53%      1.80%        2%
     Weighted volatility factor of the expected
       market price of the Company's common share    98.24%       110%    69.14%
     Weighted average expected life of the option   5 years  7.2 years  10 years

     The Company has applied the pro forma fair value disclosures as permitted under SFAS No.123.

15   Business segment information

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


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


15   Business segment information

     Summarized financial information by business segment for 2004, 2005 and 2006 is as follows:

                                                               Identifiable  Depreciation
                                                   Operating   assets as of           and       Capital
                                   Net sales    profit/(loss)      March 31  amortization   expenditure
                                   ---------    -------------      --------  ------------   -----------
                                            $              $              $             $             $

     2006
     ----

     Scales                        43,553,161      5,545,751     21,518,522       740,575       339,449
     Telecommunication products    20,750,920       (959,436)    15,856,567     1,110,862       509,173
     Other                            238,882         42,999        796,704        58,078          --
                                  -----------    -----------    -----------   -----------   -----------
     Total operating segments      64,542,963      4,629,314     38,171,793     1,909,515       848,622
     Corporate                           --       (3,718,271)    11,307,095       760,671       491,512
                                  -----------    -----------    -----------   -----------   -----------
     Group                         64,542,963        911,043     49,478,888     2,670,186     1,340,134
                                  ===========    ===========    ===========   ===========   ===========
     2005
     ----


     Scales                        47,256,574      3,345,455     21,193,423       443,740       169,357
     Telecommunication products    20,656,491        230,177      8,461,183       793,796       113,524
     Other                          1,689,127        304,595        716,479        58,078          --
                                  -----------    -----------    -----------   -----------   -----------
     Total operating segments      69,602,192      3,880,227     30,371,085     1,295,614       282,881
     Corporate                           --         (217,021)    22,091,671     1,477,472       401,517
                                  -----------    -----------    -----------   -----------   -----------
     Group                         69,602,192      3,663,206     52,462,756     2,773,086       684,398
                                  ===========    ===========    ===========   ===========   ===========

     2004
     ----


     Scales                        46,211,039      5,827,669     27,443,213     1,566,913     2,628,677
     Telecommunication products    27,450,322      1,026,131      8,718,211     1,238,270       181,237
     Other                          1,302,724        173,870        716,479        58,078       114,700
                                  -----------    -----------    -----------   -----------   -----------
     Total operating segments      74,964,085      7,027,670     36,877,903     2,863,261     2,924,614
     Corporate
                                         --       (4,195,658)    16,720,542       365,779        60,860
                                  -----------    -----------    -----------   -----------   -----------
     Group                         74,964,085      2,832,012     53,598,445     3,229,040     2,985,474
                                  ===========    ===========    ===========   ===========   ===========


     Operating profit by segment equals total operating revenues less expenses that are related to the segment's operating revenues. Operating loss of the corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group.
     Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, deferred income tax assets and other identifiable assets not related specifically to individual segments. Goodwill of $1,100,962, $1,100,962 and $842,821 arising from the purchase of Korona Hauschaltswaren
     GmbH & Co.KG and Gram Precision Scales, Inc. is included in identifiable assets of the Scales segment as of March 31, 2004, 2005 and 2006 respectively. Impairment loss of goodwill of $258,141 in relation to Korona
     Hauschaltswaren GmbH & Co.KG is included in the operating results of the Scales segment for the year ended March 31, 2006.


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


(b)  The Group primarily operates in Hong Kong, the PRC, Germany, Canada, the
     United States and the United Kingdom. The manufacture of components and their assembly into finished products is carried out in the PRC. The Hong
     Kong office is mainly responsible for various corporate activities, the purchase of raw materials, arrangement of shipments and research and development. Subsidiaries in Germany, Canada, the United States and the United Kingdom are responsible for the distribution of electronics scales and telecommunication products in Europe and North America. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong, the PRC, Germany, Canada, the United States and the United Kingdom.

     Total property, plant and equipment, net by geographical areas are as follows:

                                                          2005         2006
                                                             $            $

     Hong Kong                                       3,771,080    3,685,511
     The PRC                                         9,522,560    8,674,403
     Germany                                           275,946      136,495
     Canada                                            687,135      270,194
     United States of America                           42,316       66,474
     United Kingdom                                     12,949         --
     Poland                                               --            852
                                                    ----------   ----------
     Total property, plant and equipment, net       14,311,986   12,833,929
                                                    ==========   ==========


(c) The following is a summary of net sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Group for the years ended March 31, 2004, 2005 and 2006:

                                                 Year ended March 31
                          ---------------------------------------------------------------
                                 2004       %          2005       %          2006       %
                                    $                     $                     $
     Canada                 3,768,000      5%   $ 2,686,951      4%     1,637,447      3%
     United States of
     America               41,302,191     55%    38,638,906     55%    37,352,618     58%
     Germany               17,429,011     23%    15,025,103     22%    13,302,506     21%
     United Kingdom         3,879,272      5%     2,769,900      4%     2,262,160      3%
     Other EC countries     6,483,109      9%     7,948,970     11%     7,997,740     12%
     Asia and Others        2,102,502      3%     2,532,362      4%     1,990,492      3%
                          -----------    ---    -----------    ---    -----------    ---
                           74,964,085    100%    69,602,192    100%    64,542,963    100%
                          ===========    ===    ===========    ===    ===========    ===







                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


(d) The details of sales made to customers constituting 10% or more of total sales of the Group are as follows:

                                                                                Year ended March 31
                                                              ------------------------------------------------------
                                          Business                  2004     %         2005     %         2006     %
                                           segment                     $                  $                  $
     Sunbeam Products, Inc. (USA)           Scales            10,301,621    14   11,708,143    17   10,269,375    16

     TTI Tech Co., Ltd.                      Tele-
                                     communication
                                          products            18,664,970    25    7,309,546    11   10,264,500    16

     Global Link Corporation Ltd.            Tele-
                                     communication
                                          products             7,927,646    11   11,893,578    17   10,462,434    16
                                                              ----------   ---   ----------   ---   ----------   ---

                                                              36,894,237    50   30,911,267    45   30,996,309    48
                                                              ==========   ===   ==========   ===   ==========   ===


16   Fair value of financial instruments

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



17   Post balance sheet date events

     On August 13, 2006, Bonso entered into a letter of intent to acquire approximately 100,000 square meters of land for future expansion. Under the terms of the letter of intent, the cost of the land is approximately $760,000. No payment has been made as of the date of this report.