Form 20-F/A
period 2003-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2007-01-04
CIK 846546

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

                       Item 17 [ ]       Item 18 [X]

Item 19. Exhibits.

4.3    Anthony So Employment Agreement effective April 1, 2003*

4.4    Cathy Kit Teng Pang Employment Agreement effective April 1, 2003*

4.5    Kim Wah Chung Employment Agreement effective April 1, 2003*

12.1 Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Officer Pursuant to Section 302 of ths Sarbanes-Oxley Act of 2002.

12.3 Certification of Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

* Contracts were filed with the initial filing of the Company's Form 20-F, and this filing is being made to include the amendments to those contracts that were reflected in the final executed copies of those contracts.


                                   SIGNATURE

     The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to its Annual Report on its behalf.


BONSO ELECTRONICS INTERNATIONAL INC.


Dated:  December 28, 2006                       /s/  Anthony So
                                                --------------------------------
                                                Anthony So, President