Form 20-F
period 2007-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2007-09-27
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
       EXCHANGE ACT OF 1934
                                     OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     OR
[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
                                     OR
[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934


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

     5,577,639 shares of common stock, $0.003 par value, at March 31, 2007

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

                                Yes [ ] No [ X ]

                                TABLE OF CONTENTS
                                -----------------



PART
I
Page

Item 1. Identity of Directors, Senior Management and Advisors.............  5
Item 2. Offer Statistics and Expected Timetable...........................  5
Item 3. Key Information...................................................  5
Item 4. Information on the Company........................................ 18
Item 5. Operating and Financial Review and Prospects...................... 29
Item 6. Directors, Senior Management and Employees........................ 43
Item 7. Major Shareholders and Related Party Transactions................. 53
Item 8. Financial Information............................................. 54
Item 9. The Offer and Listing............................................. 54
Item 10. Additional Information........................................... 56
Item 11. Quantitative and Qualitative Disclosures about Market Risk....... 60
Item 12. Description of Securities Other Than Equity Securities........... 61

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.................. 61
Item 14. Material Modifications to the Rights of
          Security Holders and Use of Proceeds ........................... 61
Item 15. Controls and Procedures.......................................... 61
Item 16. Reserved......................................................... 62
Item 16A. Audit Committee Financial Expert................................ 62
Item 16B. Code of Ethics.................................................. 62
Item 16C. Principal Accountant Fees and Services.......................... 62
Item 16D. Exemptions from the Listing Standards for Audit Committees...... 64
Item 16E. Purchases of Equity Securities by the Issuer and
          Affiliates Purchasers .......................................... 64

PART III

Item 17. Financial Statements.............................................
Item 18. Financial Statements.............................................
Item 19. Exhibits.........................................................
SIGNATURES................................................................

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

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors

         Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not Applicable.

Item 3.  Key Information

         The selected consolidated financial data as of March 31, 2006 and 2007 and for each of the three fiscal years ended March 31, 2007 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report. The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars. The selected consolidated financial data set forth below as of March 31, 2003, 2004 and 2005, and for each of the two fiscal years in the period ended March 31, 2004 have been derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and Item 5 - "Operating and Financial Review and Prospects" included in this Annual Report.



                                            SELECTED CONSOLIDATED FINANCIAL DATA

Income Statement Data
(in 000's USD except per shares and per share data)


                                                                       Year Ended March 31,
                                           ----------------------------------------------------------------------
                                              2003(1)           2004           2005           2006        2007(1)
                                              -------           ----           ----           ----        -------
Net sales                                 $    46,400    $    74,964    $    69,602    $    64,543    $    66,491

Cost of sales                                 (35,528)       (57,481)       (53,138)       (51,114)       (53,946)
Gross margin                                   10,872         17,483         16,464         13,429         12,545
Selling expenses                               (2,467)        (3,122)        (2,595)        (2,111)        (2,477)
Salaries and related costs                     (4,563)        (5,150)        (5,216)        (5,681)        (5,438)
Research and development                         (393)          (740)          (710)          (847)          (983)
expenses
Administration and general                     (3,957)        (5,439)        (4,079)        (3,421)        (3,004)
expenses
Amortization of brand name                       (200)          (200)          (200)          (200)          (200)
Impairment of goodwill                           --             --             --             (258)          --
Loss from water damage                           --             --             --             --             (701)
 (Loss) Income from operations                   (708)         2,832          3,664            911           (258)
Interest income                                    85             57             81            202            313
Interest expense                                 (533)          (500)          (417)          (504)          (626)
Foreign exchange gain (loss)                      (96)            15            (98)          (184)          (184)
Other income                                       99            225            372            190            302

Consultancy fee                                  (381)          --             --             --             --
(Loss) Income before income                    (1,534)         2,629          3,602            615           (453)
taxes and minority interest
Income tax expense                                (37)          (402)          (266)          (131)          (918)
Net (loss) income before                       (1,571)         2,227          3,336            484         (1,371)
minority interest
Minority interest                                 (72)            41             14           --             --
Net (loss)                                ($    1,643)         2,268          3,350            484         (1,371)
income
(Loss) earnings per share
   - Basic                                ($   0.2936)   $    0.3979    $    0.5932    $     0.087    ($   0.2458)
   - Diluted                              ($   0.2936)   $    0.3743    $    0.5533    $     0.082    ($   0.2458)
Weighted average shares                     5,599,238      5,702,015      5,646,676      5,577,639      5,577,639
Diluted weighted average shares             5,599,238      6,060,264      6,054,303      5,937,644      5,577,639


(1) The diluted net loss per share was the same as the basic net loss per share for the fiscal years ended March 31, 2003 and March 31, 2007 as all potential ordinary shares including the stock options and warrants are anti-dilutive and therefore excluded from the computation of diluted net loss per share.



Balance Sheet Data
(in 000's USD except per shares and per share data)

                                                                       March 31,
                                    ---------------------------------------------------------------------------
                                       2003             2004             2005          2006(1)             2007
                                       ----             ----             ----          -------             ----

Cash and cash equivalents           $ 3,633          $10,815          $ 9,708          $ 8,582          $ 8,118
Working capital                     $ 9,777          $12,901          $15,345          $16,945          $16,842
Total assets                        $48,911          $53,598          $52,463          $49,479          $47,519
Current liabilities                 $18,424          $20,190          $18,319          $15,657          $16,394
Long-term debts and capital         $   606          $ 1,158          $   168          $     0          $    59
leases
Deferred income tax assets          $   167          $    67          $    99          $    83          $    87
Common stock                        $    17          $    17          $    17          $    17          $    17
Shareholders' equity                $28,379          $30,750          $33,932          $33,802          $31,051
Dividends declared per share           --            $  0.05          $  0.10          $  0.05          $  0.05


(1) Certain comparative figures have been reclassified to conform to the current year's presentation.

     Exchange Rate Information

     The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollars since 1983. The
Chinese government expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong (the
"Basic Law") was transferred to China.

     The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on August 31, 2007 were
U.S. $1.00 = CDN $1.0560, U.S. $1.00 = RMB 7.5462, U.S. $1.00 = HK 7.7968, U.S.
$1.3641= Euro 1.00, U.S $2.0165 = 1.00 GBP, respectively. The following table sets forth the high and low noon buying rates between Canadian Dollars and U.S.
Dollars, Chinese Renminbi and U.S. Dollars, Hong Kong Dollars and U.S. Dollars,
Euros and U.S. Dollars and British Pounds and U.S. Dollars for each month during the six month period ended August 31, 2007.


                                                  NOON BUYING RATE Cathy : Hank to update

                CDN$ Per U.S. $1       RMB Per U.S. $1     HK$ PER U.S. $1      U.S. $1 PER EURO       U.S. $1 per GBP
                ----------------       ---------------     ---------------      ----------------       ---------------
                High       Low         High      Low       High       Low       High      Low          High    Low
                ----       ---         ----      ---       ----       ---       ----      ---          ----    ---

March 2007      1.181      1.153       7.7454    7.8177    7.8177     7.8093    1.3374    1.3094       1.9694  1.9235
April 2007      1.1583     1.1068      7.7345    7.709     7.8212     7.8095    1.366     1.3363       2.0061  1.9608
May 2007        1.1136     1.0727      7.7065    7.6463    7.8236     7.8044    1.3616    1.3419       1.9993  1.9695
June 2007       1.0727     1.0579      7.668     7.612     7.8188     7.8062    1.3526    1.3295       2.0063  1.9657
July 2007       1.0689     1.0372      7.6055    7.5580    7.8264     7,8129    1.3831    1.3592       2.0626  2.0114
August 2007     1.0754     1.0497      7.6181    7.5420    7.8285     7.7968    1.3808    1.3402       2.0426  1.9813

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




                                                   AVERAGE NOON BUYING RATE
             ---------------------------------------------------------------------------------------------------------
             CDN$ Per U.S. $1      RMB PER U.S. $1       HK$ PER U.S. $1        U.S. $1 PER EURO         US $1 PER GBP
             ----------------      ---------------       ---------------        ----------------         -------------

  2002           1.5704                8.2770                7.7997                      0.9454                1.5025
  2003           1.4013                8.2772                7.7876                      1.1315                1.6341
  2004           1.3017                8.2768                7.7891                      1.2438                1.8330
  2005           1.1689                8.0699                7.8000                      1.2096                1.7346
  2006           1.1383                7.8994                7.7802                      1.2829                1.8932


     On July 21,2005, the Peoples Bank of China announced it would revalue the RMB by 2.1%, linking the RMB to a "basket of currencies" which includes the US dollar, Euro, Japanese Yen and Korean Won, rather than directly at 8.28 RMB to the dollar as it has for a decade. Under the new rules, the RMB would be allowed to move 0.3% on a daily basis against the dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3 percent daily movement against the US dollar to 0.5 percent. RMB has appreciated 8.87 % against the U.S. dollar between July 21, 2005 and August 31, 2007. As of August 31, 2007, the RMB was valued at 7.5462 per US Dollar.


     Risk Factors

     You should carefully consider the following risks, together with all other information included in this Annual Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

     Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

     We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar or the Chinese Renminbi. The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983. The Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar for several years and not until July 21, 2005 that the Chinese currency regime was altered linking the RMB to a "basket of currencies." which includes the US dollar, Euro, Japanese Yen and Korean Won. Under the new rules, the RMB would be allowed to move 0.3% on a daily basis against the dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3 percent daily movement against the US dollar to 0.5 percent. RMB has appreciated 8.86% against the U.S. dollar between July 21, 2005 and August 31, 2007. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable to our common shareholders in U.S. dollars. As of August 31, 2007, the RMB was valued at 7.5462 per US Dollar. In addition, China's government continues to receive significant international pressure to further liberalize its currency policy and as a result may further change its currency policy. The Chinese government in the past has expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China in July 1997. However, there can be no assurance that the Hong Kong Dollar will remain pegged against the U.S. Dollar or the Chinese Renminbi will not be allowed to fluctuate more than 0.5% on a daily basis. If the current exchange rate mechanism is changed, we face increased currency risks, which could have a material adverse effect upon the Company.

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

On March 16 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"). The new CIT Law increases the corporate income tax rate for foreign invested enterprises to 25% with effect from January 1, 2008.

The new CIT Law provides that further detailed measures and regulations on the determination of taxable profit, tax incentives and grand-fathering provisions will be issued by the State Council in due course. As and when the State Council announces the additional regulations, we will assess their impact, if any.

     We Face Risks By Operating In China, Because The Chinese Legal System Relating To Foreign Investment And Foreign Operations Like Bonso's Is Evolving And The Application Of Chinese Laws Is Uncertain. The legal system of China relating to foreign investments is continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedented value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law. Continued uncertainty relating to the laws in China could have a material adverse effect upon us and our operations in China.

     We Could Be Adversely Affected If China Changes Its Economic Policies In The Shenzhen Special Economic Zone Where We Operate. In August 1980, the Chinese government passed "Regulations for The Special Economy Zone of Guang Dong Province" and officially designated a portion of Shenzhen as The Shenzhen Special Economy Zone. Foreign enterprises in these areas benefit from greater economic autonomy and special tax incentives than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could have a material adverse effect on us. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China, which could have a material adverse effect on us and our operations near Shenzhen.

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

     If Our Sole Factory Were Destroyed Or Significantly Damaged As A Result of Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected. All of our products are currently manufactured at our manufacturing facility located in Shenzhen, China. Fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. Apart from our China operation, the warehouse and storage facility in Germany and Canada are also subject to the risks of loss or damage due to fire, flood, or any other natural disaster. Recent flooding of the river in Germany has imposed severe loss on us as a result of the damage of the inventory and equipment and interruption of business. We currently maintain property damage insurance aggregating approximately $24.75 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factory due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

     Our Results Could Be Harmed If We Have To Comply With New Environmental Regulations. Our operations create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from China's national and local governments and foreign governments and agencies and has been subject to increasing regulation. Our business and operating results could be materially and adversely affected if we were to increase expenditures to comply with any new environmental regulations affecting our operations.

     Future Changes in the Labor Laws in China may result in the Continued Increase in Labor Costs. During the fiscal year ended March 31, 2007, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate. Any future changes in the labor laws in the PRC could result in us having to pay increased labor costs. There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

     Risk Factors Relating to Our Business

     We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue. If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted. Traditionally, we have relied upon 3 customers for a significant portion of our sales during the fiscal year. During the fiscal year ended March 31, 2005, these three customers accounted for approximately 45% of our sales. During the fiscal year ended March 31, 2006 and March 31, 2007, the same three customers accounted for approximately 48% of our sales for both years. We do not enter into long-term contracts with our customers, but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

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

     Since certain of our products are used in applications that are integral to our customers' businesses, errors, defects, or other performance problems could result in financial or other damages to our customers, which would likely result in adverse effects upon our business with these customers. If we were involved in any product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend. Further, our product liability insurance may not be adequate to cover claims.

     Our Sales Through Retail Merchants Result In Seasonality And Susceptibility To A Downturn In The Retail Economy And Sales Variances Resulting From Retail Promotional Programs. A significant amount of our net sales, $13,437,337, is the result of Korona's sales of bathroom and kitchen scales to retail merchants in Europe. In addition, many of our other customers sell to retail merchants. Accordingly, these portions of our customer base are susceptible to a downturn in the retail economy. A greater number of our sales of scales and telecommunications products occur between the months of April and September for shipment in the summer in preparation of the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. However, past sales patterns may not be indicative of future performance. A significant portion of our sales in Europe is attributable to the promotional programs of our retail industry customers. These promotional programs result in significant orders by customers who do not carry our products on a regular basis. We cannot assure you that promotional purchases by our retail industry customers will be repeated regularly, or at all. Further, our promotional sales could cause our quarterly results to vary significantly. The reduction in promotional purchases would likely have a material adverse effect upon our results of operations.

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

         We Depend Upon Our Key Personnel And The Loss Of Any Key Personnel, Or Our Failure To Attract And Retain Key Personnel, Could Adversely Affect Our Future Performance, Including Product Development, Strategic Plans, Marketing And Other Objectives. The loss or failure to attract and retain key personnel could significantly impede our performance, including product development, strategic plans, marketing and other objectives. Our success depends to a substantial extent not only on the ability and experience of our senior management, but particularly upon Anthony So our Chairman of the Board. We do not have key man life insurance on Mr. So. To the extent that the services of Mr. So would be unavailable to us, we would be required to obtain another person to perform the duties Mr. So otherwise would perform. We may be unable to employ another qualified person with the appropriate background and expertise to replace Mr. So on terms suitable to us.

     Certain Subsidiaries of The Company Received on-going Enquiries from the Local Tax Authorities During the Year. If The Subsidiaries Were Finally Held Liable For Such Additional Taxation, Our Consolidated Net Income And The Value Of Your Investment Could Be Substantially Reduced. During the fiscal year ended March 31, 2007, certain of our subsidiaries were and continue to be subject to enquiries from the local tax authorities. We have made an assessment under SFAS 5 "Accounting for Contingencies" and believed that no additional income tax expense was necessary as of March 31, 2007, as the relevant tax authority was still in the information gathering stage on their enquiries and it was practically difficult to have a reasonable estimate of the possible outcome of these enquiries at this stage. We believe we have a reasonable likelihood of success with respect to these enquiries. There can be no assurance that the enquiry will not result in imposing additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations. The Company will adopt FIN 48 "Accounting for uncertainty in income taxes" effective from April 1, 2007, the amount of income tax provisions required under FIN 48 could be significantly different.

         Contractual Arrangements We Have Entered Into Among Us and Our Subsidiaries May Be Subject To Scrutiny By The Respective Tax Authorities And A Finding That Bonso And Its Subsidiaries Owe Additional Taxes Could Substantially Reduce Our Consolidated Net Income And The Value Of Your Investment. We could face material and adverse tax consequences if the respective tax authorities determine that the contractual arrangements among our subsidiaries and Bonso do not represent an arm's length price and adjust Bonso or any of its subsidiaries' income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for tax purposes, of expense deductions recorded by Bonso or any of its subsidiaries, which could in turn increase its tax liabilities. In addition, the tax authorities may impose late payment fees and other penalties to our affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities' tax liabilities increase or if they are found to be subject to late payment fees or other penalties. The Company will adopt FIN 48 effective from April 1, 2007, the amount of income tax provisions required under FIN 48 could be significantly different.

     Increased Prices for Raw Materials May have a negative impact upon us. During the fiscal years ended March 31, 2006 and 2007, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials. If oil prices continue to increase, it will likely result in an increase in the costs of components to us as well as an increase in our operating expenses, which may have a material adverse effect upon our business and results of operations.

     We May Face an Increased Shortage of Factory Workers. During the fiscal years ended March 31, 2005, March 31, 2006 and March 31, 2007, we experienced labor shortages for factory workers. Due to increases in demand for workers in China, we cannot assure you that we can adequately staff the factory. The ability to adequately staff our factory could have a material impact on production, which could lead to delays in shipments or missed sales. In the event that we have delayed or lost sales, we may need to deliver goods by air to ensure that our products arrive on time, which would likely result in an increase in air freight costs, vendor fines and could result in missed sales, any of which could have a material adverse effect upon our business and our results from operations. For the fiscal years ended March 31, 2008, we will reduce the labour requirements by sub-contracting out some production processes that our sub-contractor have a competitive advantage in the cost of production. We will benefit from the lower cost of production and higher business flexibility.

     We Face Increasing Competition in Our Industry and May not be able to successfully compete with our competitors. Our business is in an industry that is becoming increasingly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have, and as a result, we may be unable to compete successfully with these competitors. We compete with scale manufacturers in the Far East, the United States, and Europe. We believe that our principal competitors in the scale and telecommunications market are other OEM and original design manufacturer "ODM" manufacturers, and all companies engaged in the branded, ODM and OEM business. Both the scale and the telecommunications markets are highly competitive and we face pressures on pricing and lower margins as evidenced by the decline in margins that we have experienced with our telecommunications products. Lower margins may affect our ability to cover our costs which could have a material negative impact on our operations and our business.

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

     During the fiscal years ended March 31, 2005, 2006 and 2007, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of $98,051, $183,887 and $183,952, respectively. Generally, our revenues are collected in United States Dollars, Euros and Canadian Dollars. Our costs and expenses are paid in United States Dollars, Canadian Dollars, Hong Kong Dollars, British Pound, Euros and Chinese Renminbi. We face a variety of risks associated with changes among the relative value of these currencies. An appreciation of the Canadian Dollar, Chinese Renminbi, Hong Kong Dollar, British Pound, or the Euro against the U.S. Dollar would increase our expenses when translated into U.S. Dollars and could materially and adversely affect our margins and results of operations. In addition, a significant devaluation in the Canadian Dollar, Chinese Renminbi, Hong Kong Dollar, British Pound or Euro could have a material adverse effect upon our results of operations if it destabilizes the economy of Canada, China, Hong Kong, Great Britain or the European Union.

     Protection And Infringement Of Intellectual Property. Except for three patents held by Gram Precision, the trademark for KORONA and twelve trademarks currently held by Gram Precision, we have no patents, licenses, franchises, concessions or royalty agreements that are material to our business. We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus. Unauthorized parties may attempt to copy aspects of our products or trademarks or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. Our means of protecting our proprietary rights may not be adequate. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our failure to adequately protect our proprietary rights may allow third parties to duplicate our products or develop functionally equivalent or superior technology. In addition, our competitors may independently develop similar technology or design around our proprietary intellectual property.

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

     Certain Legal Consequences of Foreign Incorporation and Operations

     Judgments Against The Company And Management May Be Difficult To Obtain Or Enforce. We are a holding corporation organized as an International Business Company under the laws of the British Virgin Islands and our principal operating subsidiaries are organized under the laws of Hong Kong and the laws of the Peoples' Republic of China. Our principal executive offices are located in Hong Kong and the Peoples' Republic of China, Korona is located in Germany and Gram Precision is located in Canada. Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of federal securities laws. In addition, most of our officers and directors reside outside the United States and the assets of these persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons, or to enforce against the Company or these persons judgments predicated upon the liability provisions of United States federal securities laws. Our Hong Kong counsel and our British Virgin Islands counsel have advised that there is substantial doubt as to the enforceability against us or any of our directors or officers in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of federal securities laws.

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

     Our Board's Ability To Amend Our Charter Without Shareholder Approval Could Have Anti-Takeover Effects That Could Prevent A Change In Control. As permitted by the law of the British Virgin Islands, our Memorandum and Articles of Association, which are the terms used in the British Virgin Islands for a corporation's charter and bylaws, may be amended by our board of directors without shareholder approval. This includes amendments to increase or reduce our authorized capital stock. Our board's ability to amend our charter documents without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Bonso, including a tender offer to purchase our common shares at a premium over the current market price.

     We May Not Pay Dividends In The Future. Although we have declared dividends on April 2, 2003 and July 13, 2004 and July 12, 2005 and August 22, 2006, we may not be able to declare dividends or the board of directors may decide not to declare dividends in the future. We will determine the amounts of any dividends when and if they are declared, in the future at the time of declaration.

Item 4.  Information on the Company


     History and Development of the Company

     Bonso Electronics International Inc. was formed on August 8, 1988 as a limited liability International Business Company under the laws of the British Virgin Islands under the name "Golden Virtue Limited." On September 14, 1988, we changed our name to Bonso Electronics International, Inc. We operate under the BVI Business Companies Act.

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

     In April 2007, we set up a new wholly-owned subsidiary, Bonso USA Inc. The new subsidiary will focus on the sales of industrial scales in the US market.

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

     Our principal capital expenditures for property, plant and equipment over the last three years is set forth below:

                                          2005            2006           2007
                                          ----            ----           ----

 Property Plant & Equipment             $684,398       $1,340,134      $342,110


     Our capital expenditures include the purchase of machinery used in the production of certain of our products.

     All of the foregoing capital expenditures were financed principally from internally generated funds.

     In November, 2006, Bonso entered into a land purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire a piece of land of approximately 146,673 square meters for future expansion of the Company's operations in XinXing. Pursuant to the land purchase agreement, the total consideration will be approximately $1,472,000 (RMB11,145,500). In July 2007, the Company paid a deposit of approximately $610,000 (RMB4,617,900).

     This new piece of land is more than triple the size of the land upon which the Company's existing facilities are located in Shenzhen, China. It is expected that the land transfer will be completed in 2008 and the first phase of construction of the new manufacturing facilities will be completed in 2010. The projected capital expenditure for the first phase of investment is approximately $10,000,000. Our plans for capital improvements are subject to change from time to time.

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

     Products

     Our sensor-based scale products are comprised of bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 68% of revenue for the fiscal year ended March 31, 2005, 67% for 2006 and 75% for 2007. We believe that our industrial scales will continue to be a larger portion of our scales revenue as we are able to secure orders from our major customers.

     Our wireless telecommunications products are primarily comprised of two-way radios and cordless telephones that are used in consumer and commercial applications. These products accounted for 30% of revenue for the fiscal year ended March 31, 2005, 32% for 2006 and 24% for 2007. We believe that our telecommunications products will maintain stable due to stagnation in the industry.

     We also receive revenue from certain customers for the development and manufacture of tooling and molding for scales and telecommunication products. Generally, these tools and moulds are used by us for the manufacture of products. We also generate some sales of scrap materials. These revenues accounted for approximately 2% of net sales for the fiscal year ended March 31, 2005, 1% for 2006 and 1% for 2007.

     The following table sets forth the percentage of net sales for each of the product lines mentioned above, for the fiscal years ended March 31, 2005, 2006, and 2007.


                                                    Year ended March 31,
                                         --------------------------------------
Product Line                             2005              2006           2007
                                         ----              ----           ----

Scales                                    68%               67%            75%
Telecommunications Products               30%               32%            24%
Others                                     2%                1%             1%
Total                                    100%              100%           100%


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

     Increasing Production Capacity. We have significantly expanded our production capacity by leasing additional factory and dormitory buildings immediately adjacent to our factory in China. We have the opportunity to increase our capacity through the construction and/or leasing of additional factory and dormitory space near our factory in China. Further, in November, 2006, Bonso entered into a land purchase agreement to acquire approximately 146,673 square meters of land for future expansion in XinXing, China. We intend to carefully monitor our capacity needs and to expand capacity as necessary.

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

     Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 2005, 2006 and 2007.

                              Year ended March 31,

                               2005                        2006                           2007
                       --------------------       ---------------------        -------------------------

  Canada               $2,686,951        4%       $1,637,447          3%       $2,239,419             3%
  United States        $38,638,906      55%       $37,352,618        58%       $36,432,384           55%
  of America
  Germany              $15,025,103      22%       $13,302,506        21%       $17,545,242           26%
  United Kingdom       $2,769,900        4%       $2,262,160          3%       $1,480,464             2%
  Other EC             $7,948,970       11%       $7,997,740         12%       $5,739,117             9%
  Countries
  Asia and             $2,532,362        4%       $1,990,492          3%       $3,054,754             5%
  Others
  Total                $69,602,192     100%       $64,542,963       100%       $66,491,380          100%


     We maintain a marketing and sales team of 19 people in China, a marketing team of 3 people in Canada for Gram Precision and a sales team of 12 people at Korona in Germany (including 8 sales representative and sales agents and 4 persons who are directly employed by Korona). Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customer's specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives, and through the use of direct mail catalogues and product literature. Korona sells its products primarily through direct contact by sales teams with customers. External sales agents may be hired to conduct sales and we may pay commissions to the agents in connection with the sales. During the fiscal years ended March 31, 2005, 2006 and 2007 we recorded a total commission payment of $440,743, $379,162 and $543,349, respectively. In addition, our marketing teams contact existing and potential customers by telephone, mail, facsimile, and in person.

     A list of our major electronics sensor customers for each of the prior three fiscal years follows:

                     Percent of Sales - Year ended March 31,
  -------------------------------------------------------------------------
     Electronics Sensor Customers          2005          2006          2007
  -------------------------------------------------------------------------

  Sunbeam Products, Inc.                   17%            16%          23%
  BSH HISNI APARATI, D.O.O.                 4%            3%            7%
  Salter Housewares Ltd.                    3%            4%            2%
  Media Markt und Saturn Verwaltungs        6%            5%            4%
  GmbH
  Pitney Bowes, Inc.                        6%            7%            7%

     A list of our major telecommunications customers for each of the prior three fiscal years follows: Percent of Sales - Year ended March 31,


           Telecommunications              2005         2006        2007
                Customer
  --------------------------------------------------------------------------

           TTI Tech Co., Ltd.              11%           16%           12%
        Global Link Corporation Ltd.       17%           16%           13%


     Sales of our products to OEMs and ODM's accounted for approximately 67% of our total net sales in the year ended March 31, 2005, 70% for both the year ended March 31, 2006 and March 31, 2007. Korona contributed $16,959,313 of our total net sales or 24% of total net sales for the year ended March 31, 2005, $13,672,447 or 21% of total net sales for the year ended March 31, 2006 and $13,437,337 or 20% of total net sales for the year ended March 31, 2007. Gram Precision contributed $5,961,367 of our total net sales or 9% of total net sales for the year ended March 31, 2005, $5,571,132 or 9% of total net sales for the year ended March 31, 2006 and $4,767,667 or 7% of total net sales for the year ended March 31, 2007.

     Component Parts and Suppliers

     We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components. We purchase components for our products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and China.

     During the fiscal years ended March 31, 2005, March 31, 2006 and March 31, 2007, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials. Further, we believe that costs of component parts have also increased due to an increase in worldwide demand for electronic components such as those used in the production of our products. We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier and allowing for longer delivery lead times. Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.

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

     Patents, Licenses, Trademarks, Franchises, Concessions and Royalty
     Agreements

     We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus. Also, we have acquired the trademark registration rights to the KORONA mark for 16 European countries and in the United States. Gram Precision has three patents for scales and twelve trademarks.

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

     Product Research and Development/Competition

     The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of and in accordance with the specifications provided by the OEMs, OBMs and ODMs. We believe our engineering and product development capabilities are important to the future success of our business. As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications. Some of our product design, research, and development activities are customer funded and are under agreements with specific customers for specific products. We have successfully lowered the costs for our research and development team by moving most research and development activities to our facility in China. We principally employ Chinese engineers and technicians at costs that are substantially lower than that would be required in Hong Kong. At March 31, 2007, we employed 72 individuals in Hong Kong and China for our engineering staffs, which are at various times engaged in research and development. The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of and in accordance with the specifications provided by the ODMs and OEMs. We anticipate hiring additional research and development personnel to meet the increased demand for scales products.

     The manufacturing and sale of electronic sensor-based and wireless products is highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management's reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses, aggregated $710,355 during the fiscal year ended March 31, 2005, $847,401 during the fiscal year ended March 31, 2006 and $983,172 during the fiscal year ended March 31, 2007.

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

     In April 2007, we set up a new wholly-owned subsidiary, Bonso USA Inc. This subsidiary is responsible for the sale of industrial scales in the United States.


     Property, Plant and Equipment

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

     We own approximately 4,593 square feet at Unit C & D, 8th floor of the Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Shatin, New Territories, Hong Kong. This facility now is used exclusively as warehouse space.

     We own a residential property in Hong Kong, which is located at Savanna Garden, House No. 27, Tai Po, New Territories, Hong Kong. House No. 27 consists of approximately 2,475 square feet plus a 177 square foot terrace and a 2,308 square foot garden area. The use of House No. 27 is provided as quarters to Directors.

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

     We also own one residential property in Shenzhen, which is located at Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China, It consists of approximately 1,591 square feet and is utilized by directors when they require accommodations in China.

     We also own two office units in Beijing, namely Units 12 and 13 on the 3rd floor, Block A of Sunshine Plaza in Beijing, China. Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet. One Unit is rented to unaffiliated third parties for an aggregate monthly rental of RMB9,692, or approximately $1,255.

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

     United States

     Vector Distribution Systems Inc., a subsidiary of Gram Precision, leases approximately 7,000 square feet of office and warehouse space located at. 5075 West Diablo Drive, Suite 206, Las Vegas, NV 89118-6071. This facility is used as warehouse and the monthly rent for this facility is approximately $7,611.

     Canada

     Gram Precision leases approximately 10,800 square feet of office and warehouse space located at 2855 Argentia Road, Unit 1, Mississauga, Ontario, L5N8G6, Canada. The monthly rent for this facility is CDN 11,123.

Adequacy of Facilities

     We believe the manufacturing complex will be adequate for our reasonably foreseeable needs.

Item 4A. Unresolved Staff Comments.

     Not Applicable.

Item 5. Operating and Financial Review and Prospects

     The following discussion and analysis should be read in conjunction with
Item 3 - "Key Information - Selected Financial Data" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements attached elsewhere in this Annual Report.

Overview

     We derive our revenues principally from the sale of sensor-based and wireless products manufactured in China, which represent 75% and 24% of total sales for the fiscal year ended March 31, 2007, respectively. As mentioned in
Item 3 - "Key Information - Risk factors relating to our business," we are dependent upon a limited number of major customers for a significant portion of our revenues. Our revenues and business operation will be subject to fluctuation if there is loss of orders from any of our largest customers. Further, the pricing of our scales and telecommunication products are becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed over 81% of our revenue during the fiscal year ended March 31, 2007.

     In the fiscal year ended March 31, 2005, net sales were approximately $69,602,000 and net income was approximately $3,350,000. During the fiscal year ended March 31, 2006 net sales decreased to approximately $64,543,000 and net income decreased to approximately $484,000. During the fiscal year ended March 31, 2007 net sales increased to approximately $66,491,000 and net loss was approximately $1,371,000.

     Labor costs are increasing in China and our labor costs represent approximately 10% of our total production costs. We believe that increased labor costs in China will have a significant effect on our total production costs or results of operations, and that we will not be able to continue to increase our production at our manufacturing facility without substantially increasing our non-production salaries and related costs. There can be no assurance that labor costs will not further increase or that any additional increase in labor costs will not have a material adverse effect upon our results of operations.

     We have not experienced significant difficulties in obtaining raw materials for our products and management does not anticipate any such difficulties in the foreseeable future.


Operating Results

     The following table sets forth selected income data as a percentage of net sales for the periods indicated.

                                                 Fiscal Year Ended
                                       ------------------------------------

Income Statement Data                    2005          2006            2007
---------------------                    ----          ----            ----

Net sales
Cost of sales                          (76.3)        (79.2)          (81.1)
Gross margin                             23.7         20.8            18.9
Selling expenses                        (3.7)         (3.3)           (3.7)
Salaries and related costs              (7.5)         (8.8)           (8.2)
Research and development expenses       (1.0)         (1.3)           (1.5)
Administration and general expenses     (5.9)         (5.3)           (4.5)
Amortization of brand name              (0.3)         (0.3)           (0.3)
Impairment of goodwill                    -           (0.4)             -
Loss from water damage                    -             -             (1.1)

(Loss) income from operations
Interest income                          0.1           0.3             0.5
Interest expense                        (0.6)         (0.8)           (0.9)
Foreign exchange loss                   (0.1)         (0.3)           (0.3)
Other income                             0.5           0.3             0.4
Income   before   income   taxes  and    5.2           1.0            (0.7)
minority interest
Income tax expense                      (0.4)         (0.2)           (1.3)
Minority interest                        0.0           0.0             0.0
Net (loss) income                        4.8           0.8            (2.0)


Fiscal year ended March 31, 2007 compared to fiscal year ended March 31, 2006

     Net Sales. Our sales increased approximately $1,948,000 or 3.02% from approximately $64,543,000 for the year ended March 31, 2006, to approximately $66,491,000 for the year ended March 31, 2007. The increase in sales was primarily the result of increased sales of scales products caused by the increased orders from our major scale customers. Sales of our scales and others business increased 14.7% from approximately $43,792,000 for the year ended March 31, 2006, to approximately $50,243,000 for the year ended March 31, 2007, and sales for telecommunications products decreased 21.7% from approximately $20,751,000 for the year ended March 31, 2006, to approximately $16,248,000 for the year ended March 31, 2007. The decrease in sales for telecommunications products was caused by the decreased orders from our major telecommunications customers.

     Gross Margin. Gross margin as a percentage of revenue declined to approximately 18.9% during the year ended March 31, 2007 as compared to approximately 20.8% during the year ended March 31, 2006. The Company was confronted with a tough operating environment in this fiscal year. One of the challenges was rising operating overheads. Continuing from an escalating trend in recent years, the prices of crude oil and other key raw materials remained high, thereby driving up production costs for the Company. Furthermore, labour costs were also increasing. The general labour shortage in Shenzhen required us to offer higher wages to our workers in order to retain them. As a result of all these factors, our gross profit margin had decreased by 1.9%.

     Selling Expenses. Selling expenses increased by approximately $366,000 or 17.3% from approximately $2,111,000 for the year ended March 31, 2006 to approximately $2,477,000 for the year ended March 31, 2007. This increase was primarily the result of increase in air freight cost to meet customers' delivery schedule.

     Salaries And Related Costs. Salaries and related costs decreased by approximately $243,000 or 4.3% from approximately $5,681,000 for the year ended March 31, 2006 to approximately $5,438,000 for the year ended March 31, 2007. This decrease was due to the decrease in the number of staff.

     Research And Development. Research and development expenses increased approximately $136,000 or 16.1% from approximately $847,000 for the year ended March 31, 2006 to approximately $983,000 for the year ended March 31, 2007. The increase in research and development was primarily due to increased research and development activities, such as hiring of additional staff and certification. for both the telecommunications products and new scale models. Research and Development as a percentage of revenue increased to 1.48% during the year ended March 31, 2007 as compared to 1.31% during the year ended March 31, 2006.

     Administration And General Expenses. Administration and general expenses decreased by approximately $415, 000 or 12.1 % from approximately $3,420,000 for the year ended March 31, 2006 to approximately $3,005,000 for the year ended March 31, 2007. This decrease was primarily due overall reduction in operating expenses for the year ended March 31, 2007 owing to cost control measures.

     Amortization Of Brand Names. During the years ended March 31, 2006 and 2007 we amortized $200,000 relating to the brand names acquired upon the acquisition of Korona. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

     Impairment of Goodwill. Based on the assessment for the year ended March 31, 2006, the Group made a provision for impairment of approximately $258,000 for one of the subsidiaries, Korona Hauschaltswaren Gmbh & Co.KG, due to the continued weak performance of the scales business. There was no impairment loss recognized during the fiscal year ended March 31, 2007.

     Loss from Water Damage. During the fiscal year ended March 31, 2007, we incurred a loss of $700,950 from water damage which resulted from a heavy rain which caused a river near where our Germany logistic warehouse was located to overflow. We are now in the process of negotiating with our insurance carrier for compensation of the loss.

     (Loss)/Income From Operations. As a result of the above changes, (loss)/ income from operations decreased by 128.3% from a gain of approximately $911,000 for the year ended March 31, 2006 to a loss of approximately $258,000 for the year ended March 31, 2007.

     Interest Income. Interest income increased by $111,000 or 55% from approximately $202,000 for the year ended March 31, 2006 to approximately $313,000 for the year ended March 31, 2007. The increase were primarily the result of depositing our cash into higher yield accounts and the increase in interest rates.

     Interest Expenses. Interest expenses increased approximately $122,000 or 24.2% from approximately $504,000 for the year ended March 31, 2006 to approximately $626,000 for the year ended March 31, 2007. This increase was primarily due to the increase in interest rates on funds borrowed from the banks and the increase in bank borrowings during the year ended March 31, 2007.

     Foreign Exchange Losses. There was no significant change in the foreign exchange losses during the year ended March 31, 2007 compared to the year ended March 31, 2006. Despite the continual appreciation of RMB, the effect was offset by fluctuation of foreign currency denominated balances.

     Other Income. Other income increased approximately $112,000 or 59% from approximately $190,000 for the year ended March 31,2006, to approximately $302,000 for the year ended March 31, 2007. The increase was primarily due to gain from disposal of investment properties in the PRC.

     Income Tax Expense. Income tax expense increased approximately $787,000 or 601% from approximately $131,000 during the year ended March 31, 2006 to $918,000 during the year ended March 31, 2007, representing approximately 0.2% and approximately 1.4% of net sales respectively. The increase was primarily the result of assessing the impact of the new developments of tax rules in the various tax jurisdictions that the group's subsidiaries are operating. We have performed the assessment in pursuant to FASB No. 5 "Accounting for Contingencies" and made a provision of approximately $737,000 in relation to this contingent liability.

     Net Income. As a result of the above changes, net income decreased from a profit of approximately $484,000 for the period ended March 31, 2006 to a loss of approximately $1,371,000 for the period ended March 31, 2007, a decrease of approximately $1,855,000, or 383.3%.

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

     Selling Expenses. Selling expenses decreased by approximately $485,000 or 18.67% from approximately $2,595,000 for the period ended March 31, 2005 to approximately $2,111,000 for the period ended March 31, 2006. This decrease was primarily the result of decreased commissions paid as a result of decreased sales. As a percentage of revenue selling expenses decreased to 3.27% during the year ended March 31, 2006 as compared to 3.73% during the year ended March 31, 2005.

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

     Amortization Of Brand Names. During the years ended March 31, 2005 and 2006 we amortized $200,000 relating to the brand names acquired upon the acquisition of Korona. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

     Impairment of Goodwill. Based on the assessment for the year ended March 31, 2006, the Group made a provision for impairment of approximately $258,000 for one of the subsidiaries, Korona Hauschaltswaren Gmbh & Co.KG, due to the continued weak performance of the scales business.

     Income From Operations. As a result of the above changes, income from operations decreased by 75.14% from approximately $3,664,000 for the year ended March 31, 2005 to approximately $911,000 for the year ended March 31, 2006.

     Interest Income. Interest income increased by $121,000 or 60% from approximately $81,000 for the year ended March 31, 2005 to approximately $202,000 for the year ended March 31, 2006. The increase were primarily the result of depositing our cash into higher yield accounts and the increase in interest rates.

     Interest Expenses. Interest expenses increased approximately $88,000 or 20.86% from approximately $417,000 for the year ended March 31, 2005 to approximately $504,000 for the year ended March 31, 2006. This increase was primarily due to the increase in interest rates on funds borrowed from banks during the year ended March 31, 2006.

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

     Other Income. Other income decreased approximately $182,000 or 48.92% from approximately $372,000 for the year ended March 31,2005, to approximately $190,000 for the year ended March 31, 2006. The decrease was primarily due to a decrease in the disposal of fixed assets and decreased rental income from 2 of the properties in PRC

     Income Tax Expense. Income tax expense decreased approximately $135,000 or 50.6% from approximately $266,000 during the year ended March 31, 2005 to approximately $131,000 during the year ended March 31, 2006, representing approximately 0.4% and approximately 0.2% of net sales respectively. The decrease was primarily the result of decrease profit in the current year.

     Net Income. As a result of the above changes, net income decreased from approximately $3,350,000 for the period ended March 31, 2005 to approximately $484,000 for the period ended March 31, 2006, a decrease of approximately $2,866,000, or 85.55%.

Impact of Inflation

     We believe that inflation has not had a material affect on our business during the fiscal year ended March 31, 2007. During the fiscal years ended March 31, 2002 to March 31, 2006, Hong Kong experienced a period of deflation and Germany sustained a low inflation rate. The estimated inflation rates for 2006 of Hong Kong, PRC, Germany, United States and Canada are 2.2%, 3.5%, 1.3%, 1.7%, 2.5% and 2% respectively. We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production cost in order to keep pace with inflation. Although our costs of components used in the manufacture of our products have been relatively stable, we believe that any possible significant increase in material costs would affect the entire electronics industry. Thus, it would not have a negative material impact on our competitive position in the industry.

Taxation

     The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC, Germany, the United States and Canada. The current rates of taxation of the subsidiary operating in Hong Kong is 17.5%. The subsidiary of the Group in Germany is registered as a partnership in Germany which is subject to a statutory tax rate of 14.17%. The Group is not subject to income taxes in the British Virgin Islands. The statutory tax rates in the United States and Canada are 15% and 36%, respectively.

     Pursuant to the relevant income tax laws in the PRC, Bonso Electronics (Shenzhen) Co., Ltd, a wholly owned subsidiary of the Company, was fully exempt from PRC state income tax for two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Co., Ltd. was deemed to be the financial year ended December 31, 1998 and the last year it was entitled to this benefit was December 31, 2002. In 2003, Bonso Electronics (Shenzhen) Co., Ltd was accredited as an "Advanced Corporation" and a further 50% tax reduction was granted for another three years. The last year it was entitled to this benefit was December 31, 2005. Under the Implementation Rules of the Foreign Enterprise Income Tax Law, Bonso Electronics (Shenzhen) Co. Ltd. was entitled to a further tax rate reduction to 10% for the calendar year ended December 31, 2006, as its export sale exceed 70% of its revenue.

     Most of our subsidiaries' profits accrue in Hong Kong and the PRC where the applicable tax rates are currently 17.5% and 10%, respectively. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Germany, Canada, Hong Kong or China.

     Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny our expected refunds. Changes in Chinese tax laws or their interpretation or application may subject us to additional Chinese taxation in the future.

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

     During the fiscal year ended March 31, 2007, certain of our subsidiaries were and continue to be subject to enquiries from the local tax authorities. We have made an assessment under SFAS 5 "Accounting for Contingencies" and believed that no additional income tax expense was necessary as of March 31, 2007, as the relevant tax authority was still in the information gathering stage on their enquiries and it was practically difficult to have a reasonable estimate of the possible outcome of these enquiries at this stage. We believe we have a reasonable likelihood of success with respect to these enquiries. There can be no assurance that the enquiry will not result in imposing additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations.

     Contractual arrangements we have entered into among us and our subsidiaries in different locations may be subject to scrutiny by respective tax authorities and a finding against Bonso and its subsidiaries may result in additional tax liabilities that could substantially reduce our consolidated net income. We could face material and adverse tax consequences if respective tax authorities determine that the contractual arrangements among our subsidiaries and Bonso do not represent an arm's length price and adjust Bonso or its subsidiaries' income. Our consolidated net income may be materially and adversely affected if or affiliated entities' tax liabilities increase. The Company will adopt FIN 48 "Accounting for uncertainty in income taxes" effective from April 1, 2007, the amount of income tax provisions required under FIN 48 could be different.

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

         Gram Precision principally pays for its products in United States Dollars and Canadian dollars and sells its products in Canadian, United States Dollars, and United Kingdom Pound Sterling. Korona primarily pays for its products in United States Dollars and Euros and sells its products in Euros. During the fiscal year ended March 31, 2007, we experienced a foreign currency loss of $183,952. We don't currently engage in hedging transactions; however we may undertake hedging activities in the future.

         A summary of our debts from our banking facilities utilized as at March 31, 2007 which was subjected to foreign currency risk is as below:


                                                             March 31, 2007
                                                                        $

           Euro                                                 3,576,366
           Hong Kong dollars                                    2,957,631
           United States dollars                                  778,895
           Canadian dollars                                       459,710
                                                                ---------
                                                                7,772,602
                                                                =========


     All the balances above are due within one year.

     Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar. However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar. China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange. China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund's Articles of Agreement on December 1, 1996. These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon. On July 21, 2005, the Peoples Bank of China announced it would revalue the RMB by 2.1%, linking the RMB to a "basket of currencies" which includes the US dollar, Euro, Japanese Yen and Korean Won, rather than directly at 8.28 RMB to the dollar as it has for a decade. Under the new rules, the RMB will be allowed to move 0.3% on a daily basis against the dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3 percent daily movement against the US dollar to 0.5 percent. As of August 31, 2007, the RMB was valued at 7.5462 per US Dollar. There can be no assurance that these currencies will remain stable or will fluctuate to our benefit.

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

     Operating activities provided $1,416,241 of net cash for the fiscal year ended March 31, 2007 compared to $2,480,213 of net cash for the fiscal year ended March 31, 2006. This decrease in the amount of cash provided by operating activities was primarily attributable to a decrease in net income.

     As of March 31, 2007, we had $8,118,018 in cash and cash equivalents as compared to $8,582,257 as of March 31, 2006. Working capital at March 31, 2007, was $16,841,659 compared to $16,945,184 at March 31, 2006. There are no other material unused sources of liquid assets. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We believe our working capital is sufficient for our present requirements.

     As of March 31, 2007, we had $6,739,567 in trade receivable as compared to $6,740,229 as of March 31, 2006.

     As of March 31, 2007, we had $14,997,788 in inventories as compared to $15,035,216 as of March 31, 2006.

     As of March 31, 2007, we had a total of $9,090,852 in notes payable and accounts payable as compared to $9,598,886 as of March 31, 2006. The decrease of $508,034 was primarily attributable to timely payment to our vendors.

     As of March 31, 2007 we had in place general banking facilities with 6 financial institutions with amounts available aggregating $30,017,128. Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, short-term loans and long-term loans. As of March 31, 2007, we had utilized $7,772,602 from these general banking facilities. Interest on this indebtedness fluctuates with the prime rate and HIBOR as set by the Hong Kong Bankers Association; the EONIA as set by the Germany Bankers Association and the Prime rate as set by the Canada Bankers Association. The bank credit facilities are collateralized by certain of our bank guarantees and one of the credit facilities is collateralized by a personal guarantee from the director of one of the Group's subsidiaries. Our bank credit facilities are due for renewal annually. We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. Excluding the capital lease obligations, the amounts of total short-term bank borrowings outstanding as of March 31, 2007 and 2006 were $3,576,366 and $2,936,467, respectively. During the fiscal years ended March 31, 2007 and 2006, we paid a total of $516,272 and $480,642, respectively, in interest on indebtedness.

     Our current ratio decreased from 2.08 as of March 31, 2006 to 2.03 as of March 31, 2007. Our quick ratio decreased from 1.12 as of March 31, 2006 to 1.11 as of March 31, 2007.

     We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for at least the next 12 months. However, a decrease in the demand for our products may affect our internally generated funds, and we would further look to our banking facilities to meet our working capital demands.


Commitments

     The following table sets forth information with respect to our commitments as of March 31, 2007.


                                           Payments due by Period
--------------------------------------------------------------------------------------------------------
                            Total              Within 1 year    Within 1 to 3  Within 3 to More than 5
                                                                    years        5 years      years
--------------------------------------------------------------------------------------------------------
Notes Payable      $3,736,526              $3,736,526           $0            $0           $0
--------------------------------------------------------------------------------------------------------
Short-term loans   $3,576,366              $3,576,366           $0            $0           $0
--------------------------------------------------------------------------------------------------------
Operating Leases   $3,847,657              $1,065,588           $1,861,720    $920,349     $0
--------------------------------------------------------------------------------------------------------
Capital Leases     $154,983                $95,725              $59,258       $0           $0
--------------------------------------------------------------------------------------------------------
Acquisition of     $1,472,325              $610,000             $862,325      $0           $0
land
--------------------------------------------------------------------------------------------------------
Interest on loans  $297,933                $297,933             $0            $0           $0
--------------------------------------------------------------------------------------------------------
Interest on        $28,130                 $17,374              $10,756       $0           $0
capital leases
--------------------------------------------------------------------------------------------------------
Total              $ 13,113,920            $9,399,512           $ 2,794,059   $920,349     $0
--------------------------------------------------------------------------------------------------------

Interest on loans and capital leases is estimated based on the interest rate of HIBOR+ 1.5% to +1.8%.

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

     The Company provides to certain customers an additional two percent of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facility. In addition, certain products sold by the company are subject to a limited product quality warranty. The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. The standard limited warranty period is one to three years. Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale to three years and estimated based on past history. All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified. Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

     Due to similar contractual terms, the Company's revenue recognition policies do not differ among its significant product lines (i.e. sensor based versus wireless products) and among various marketing venues used by the Company (i.e. distributors and direct sales force), and do not vary in different parts of the world.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

     Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. For the year ended March 31, 2007, the Group made a provision for impairment of approximately $5,414 (2006: $69,077, 2005:
$148,198), on investment properties due to the decline in market value.

     Goodwill is subject to an annual impairment review. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. The Company measures fair value based upon a discounted future cash flow analysis. Based on the assessment for the year ended March 31, 2007, no provision was made by the Group on impairment of goodwill (2006:
$258,141, 2005: nil).

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

Income Taxes, Deferred Income Taxes

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

     As part of this process we are required to estimate our income taxes and tax bases of assets and liabilities in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. We must then assess the likelihood of the recoverability of future tax benefits, such as net operating loss carry forwards, based on estimated future taxable income and recognize such benefits to the extent that realization is more likely than not to occur. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Any change in the recoverability of the deferred tax assets could significantly affect the results of our operations or cash flows.

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

Trend Information

     Although we are optimistic about our future in the manufacture and sale of telecommunications and scale products, we are dependent upon a limited number of customers, and the loss of any of these customers could have a material adverse effect upon us and our results of operations. At March 31, 2007, our backlog of manufacturing orders was $6,024,339 compared to $10,145,015 at March 31, 2006. We believe that in the fiscal year ended March 31, 2008, the trend of sales from telecommunications products and scales will be similar to the year ended March 31, 2007.

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

Accounting for Income Taxes

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

Fair Value Measurements

     In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 provides guidance on the measurement of fair value in US GAAP and expands fair value measurement disclosures. FAS 157 is applicable whenever other accounting pronouncements require or permit fair value measurements and does not expand the use of fair value in any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of assessing the impact of the recent accounting pronouncement.

The Fair Value Option for Financial Assets and Financial Liabilities

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of assessing the impact of the recent accounting pronouncement.


Item 6. Directors, Senior Management and Employees


Directors and Senior Management.

Our board of directors and executive officers are listed below:

Name                           Age                 Position with Bonso
----                           ---                 -------------------

Anthony So                     64          Chairman of the Board, Chief
                                           Executive Officer and Director,
                                           President

Kim Wah Chung                  49          Director of Engineering and
                                           Research and Development and Director

Henry Wan Chong Ma             45          Chief Financial Officer, Secretary
                                           and Treasurer

Woo-Ping Fok                   58          Director

J. Stewart Jackson, IV         71          Director

Henry F. Schlueter             56          Director and Assistant Secretary

     ANTHONY SO is the founder of Bonso. He has been our Chairman of the Board of Directors since July 1988. He was appointed as the Chief Executive Officer and the President on November 16, 2006. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master's degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

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

     CATHY KIT TENG PANG was a director of Bonso from January 1998 to November 2006. Ms. Pang was first employed by us as Financial Controller in December 1996 and was promoted to Director of Finance on April 1, 1998. She was resigned from director and appointed as Chief Financial Officer, Secretary and Treasurer on November 16, 2006. And she resigned from all the positions on June 28, 2007. Ms. Pang was employed as an auditor in an international audit firm from 1987 to 1991, at which time she joined a Hong Kong listed company as Assistant Financial Controller. From 1994 until she joined us in 1996, she was employed as Deputy Chief Accountant in a management and property development company in Hong Kong and China. Ms. Pang has a Bachelor of Business Administration degree from York University in Toronto, Canada. She is a member of the American Institute of Certified Public Accountants and of the Hong Kong Institute of Certified Public Accountants.

     WOO-PING FOK was elected to our Board of Directors on September 21, 1994. Mr. Fok has practiced law in Hong Kong since 1991 and is a Consultant with Messrs. C.K. Mok & Co.. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.

     J. STEWART JACKSON IV has been a director since January 10, 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed the first self-contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc. Mr. Jackson served as Chief Executive Officer of Jackson Burglar Alarm Co. from February 1998 to October 2005. Mr. Jackson has served as the Chief Executive Officer of J S J Corporation. Mr. Jackson served on the advisory board of directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

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

     HENRY WAN CHONG MA was appointed as the Chief Financial Officer, Secretary and Treasurer on June 28, 2007. He was first employed as the Financial Controller of Bonso in April 2007. From 1995 to 2007, Mr. Ma was employed by an international printing company in Hong Kong as Regional Financial Controller of Asia. From 1992 to 1994, Mr. Ma worked for some local CPA firms as an auditor in Alberta, Canada. Mr. Ma obtained a Bachelor degree in Economics from the University of Alberta in Edmonton, Canada. He is a member of the Registered Public Accountant Association of Alberta, Canada.

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

Compensation

     The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2007 to all directors and officers as a group for services in all capacities was $1,155,835. Total compensation for the benefit of Anthony So was $741,947, for the benefit of Cathy Kit Teng Pang was $68,222, for the benefit of Kim Wah Chung was $151,095, for the benefit of George O'Leary was $180,000 and for the benefit of Henry F. Schlueter was an aggregate of $14,571. The $14,571 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered and expenses incurred. Cathy Kit Teng Pang resigned as a director on November 16, 2006 and resigned as the Chief Financial Officer, Secretary and Treasurer on June 28, 2007. George O'Leary retired from the positions of Chief Executive Officer, President and a director on November 16, 2006.

     We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2007, other than contributions to our Provident Fund Plan which aggregated $31,836 for officers and directors during the fiscal year ended March 31, 2007.

Employment Agreements

     We have employment agreements with Anthony So and Kim Wah Chung. The employment agreements expire on March 31, 2008; however, they are automatically renewable on an annual basis for additional one-year increments. Mr. So's employment agreement provides for a yearly salary of approximately $742,000 per year plus bonus. Mr. Chung's employment agreement provides for a yearly salary of approximately $151,000 per year plus bonus. The employment agreements contain provisions under which we will be obligated to pay Mr. So and Mr. Chung all compensation for the remainder of their employment agreements and five times their annual salary and bonus compensation if a change of control as defined in the agreements occur.

Options of Directors and Senior Management

     The following table provides information concerning options owned by the directors and senior management at March 31, 2007.


                Number of Common Shares
                         Subject to      Exercise Price
   Name               Stock Options         Per Share        Expiration Date
-------------------------------------------------------------------------------

Anthony So               158,000              $8.00         January  6, 2010
                         128,000              $3.65            April 9, 2011
                         128,000              $2.50            March 6, 2012
                         222,500              $1.61           March 31, 2013

Kim Wah Chung             20,000              $8.00         January  6, 2010
                          20,000              $3.65            April 9, 2011
                          20,000              $2.50            March 6, 2012
                          55,000              $1.61           March 31, 2013

Cathy Kit Teng Pang       20,000              $8.00         January  6, 2010
(1)
                          20,000              $3.65            April 9, 2011
                          20,000              $2.50            March 6, 2012
                          55,000              $1.61           March 31, 2013



Woo-Ping Fok              10,000              $8.125        January 12, 2010
                          10,000              $7.875         January 9, 2011
                          10,000              $6.12           March 25, 2014
                          10,000              $6.20       September 12, 2014
                          10,000              $4.50         December 4, 2015

J. Stewart Jackson IV     10,000              $7.875         January 9, 2011
                          10,000              $2.55         October 15, 2011
                          10,000              $1.61           March 31, 2013
                          10,000              $6.12           March 25, 2014
                          10,000              $6.20       September 12, 2014
                          10,000              $4.50         December 4, 2015

Henry F. Schlueter        10,000              $8.00          January 6, 2010
                          10,000              $6.12           March 25, 2014
                          10,000              $6.20       September 12, 2014
                          10,000              $4.50         December 4, 2015

(1) Cathy Kit Teng Pang resigned as a director on November 16, 2006 and resigned as the Chief Financial Officer, Secretary and Treasurer on June 28, 2007.

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

     BEL's total contributions to the Plan and the MPF for the years ended March 31, 2005, 2006 and 2007 amounted to $83,277, $95,339 and $86,530, respectively.

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

     On July 19, 2005, we submitted a letter to the NASDAQ certifying that certain of Bonso's corporate governance practices are not prohibited by the relevant laws of the British Virgin Islands. We will follow British Virgin Island law in respect to the following requirements:

     o  A majority of Bonso's board of directors will not be independent;
     o  Bonso will not have a nominating committee;
     o  Bonso will not have a compensation committee;
     o  Bonso's independent directors will not meet in executive session; and
     o  Bonso's audit committee will have only one member.

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

Employees

     At March 31, 2007, we employed a total of 3,366 persons, compared with 3,460 persons at March 31, 2006 and 3,050 persons at March 31, 2005; 45 employees in Hong Kong (45 in 2006 and 42 in 2005), 3,289 employees in China (3,380 in 2006 and 2,973 in 2005), 18 employees in Germany, (20 in 2006 and 22 in 2005), 2 employees in Poland (2 in 2006 and 2005), 4 employees in the United States (4 in 2006 and 2 in 2005) and 8 in Canada (9 in 2006 and 2005). Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

Share Ownership

     The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of August 21, 2007:

                                                                                   Total
                                                                                 Number of
                                          Shares of                               Shares of
                                         Common Stock                            Common Stock     Percent of
                                           Owned of                              Beneficially     Beneficial
    Name                                    Record               Options Held       Owned         Ownership
    ----                                    ------               ------------       -----         ---------

Anthony So                               1,626,195(1)              636,500(2)     2,262,695        36.41%

Kim Wah Chung                                  93,700              115,000(3)       208,700         3.67%

Cathy Kit Teng Pang (10)                       35,438              115,000(3)       150,438         2.64%

Henry F. Schlueter                             34,000            40,000(4)(9)        74,000         1.32%

Woo-Ping Fok                                   64,407         50,000(6)(8)(9)       114,407         2.03%

J. Stewart Jackson IV                      462,575(7)          60,000(5)(8)(9)      522,575         9.27%

All Directors and Officers  as a            2,316,315               1,016,500     3,332,815        55.34%
group (6 persons)


(1) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2) Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase 128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(3) Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(4) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(5) Includes options to purchase 10,000 shares of common stock at an exercise price of $2.55 expiring on October 15, 2011 and 10,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(6) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring January 12, 2010.
(7) Includes 461,975 shares held by Mr. Jackson and 600 shares held by Mr. Jackson's wife.
(8) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011.
(9) Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, Includes options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.
(10) Cathy Kit Teng Pang resigned as a director on November 16, 2006 and resigned as the Chief Financial Officer, Secretary and Treasurer on June 28, 2007.

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

     On November 16, 2006, the Board of Directors of the Company voted to rescind the Company's 1996 Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Plan"). All options previously granted under the Non-Employee Directors' Plan continue in full force and effect pursuant to their terms of grant.

     During the fiscal year ended March 31, 2007, no options were granted under the 1996 Non-Employee Directors' Plan.

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

     The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Company. The committee members currently are Anthony So and Woo Ping Fok. The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of common stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

     The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

     As of March 31, 2007, no shares option had been granted under the Stock Bonus Plan.

2004 Stock Bonus Plan

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

     The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Corporation. The Committee members currently are Anthony So and Woo Ping Fok. The Committee has the authority, in its sole discretion: (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

     As of March 31, 2007, no shares had been granted under the Stock Bonus
Plan.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

     We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of August 21, 2007, beneficial ownership of our common stock by each person known by us to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.


     Name                                                   Amount Owned
     ----                                                   ------------
                                                                                                   Percent of
                                            Shares of                 Options to                    Class (1)
                                          Common Stock           Purchase Common Stock          Beneficially Owned
                                          ------------           ---------------------          ------------------

     Anthony So                           1,626,195(2)                636,500(3)                   36.41%
     John Stewart Jackson IV                462,575                    60,000(3)                    9.27%

     W. Douglas Moreland                    501,400                         0                       8.99%
     Royce & Associates LLC                 297,000                         0                       5.32%


(1) Based on beneficial ownership of both shares of common stock and of options to purchase common stock that is immediately exercisable.

(2) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(3)  See "Share Ownership" for additional information.

     There are no arrangements known to us, which may at a subsequent date, result in a change in control of the Company.


Related Party Transactions

     During the fiscal year ended March 31, 2007 we paid Schlueter & Associates, P.C. an aggregate of $14,571 for legal fees and expenses. Mr. Henry F. Schlueter, a director, is the Managing Director of Schlueter & Associates, P.C.

     As of March 31, 2007, Bonso Electronics Limited ("BEL"), a wholly-owned foreign subsidiary of the Company, had paid a deposit of $795,000 with regard to a potential investment in a hotel in the PRC. Subsequent to this fiscal year end, Mr. Anthony So, Chairman of Bonso decided to take up BEL's potential investment and paid BEL the full amount in July 2007. This hotel is now held by Mr. Anthony So and three third parties.

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

         The following table sets forth the high and low sale prices for each of the last five years:

                   Period                           High              Low
                   ------                           ----              ---
     April 1, 2002 to March 31, 2003                $3.45            $1.41
     April 1, 2003 to March 31, 2004                $9.71            $1.70
     April 1, 2004 to March 31, 2005                $9.09            $3.90
     April 1, 2005 to March 31, 2006                $7.00            $3.40
     April 1, 2006 to March 31, 2007                $5.47            $3.01

     The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2007.

                   Period                           High              Low
                   ------                           ----              ---
     April 1, 2005 to June 30, 2005                 $5.48            $3.40
     July 1, 2005 to September 30, 2005             $7.00            $4.80
     October 1, 2005 to December 31, 2005           $5.35            $3.75
     January 1, 2006 to March 31, 2006              $5.93            $4.04
     April 1, 2006 to June 30, 2006                 $5.28            $4.02
     July 1, 2006 to September 30, 2006             $4.25            $3.11
     October 1, 2006 to December 31, 2006           $5.23            $3.01
     January 1, 2007 to March 31, 2007              $5.47            $3.77
     April 1, 2007 to June 30, 2007                 $4.26            $3.42

     The following table sets forth the high and low sale prices during each of the most recent six months.

          Period                                    High              Low
          ------                                    ----              ---

     March 2007                                     $4.90            $3.77
     April 2007                                     $4.26            $3.75
     May 2007                                       $4.15            $3.70
     June 2007                                      $3.89            $3.42
     July 2007                                      $4.00            $3.21
     August 2007                                    $3.44            $2.40

     On September 12, 2007, the closing price of our common stock was $2.13. Of the 5,577,639 shares of common stock outstanding as of August 21, 2007, 3,713,550 were held in the United States by 208 holders of record. We have 214 shareholders of record and estimate that we have 1,239 shareholders holding their stock in street name (who have not objected to their names being disclosed to us).

Transfer and Warrant Agent

     The transfer agent and registrar for the common stock and the warrant agent for the warrants is Computershare, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10.  Additional Information

Share Capital

     Our authorized capital is $170,000 consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended March 31, 2005, 2006 and 2007 included herein in Item 18.

     At August 31, 2007, there were 5,577,639 shares of our common stock outstanding, all of which were fully paid. In addition, we had outstanding 1,104,500 options to purchase common stock as follows:

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

     At August 31, 2007 there were no shares of our preferred stock outstanding.

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

     We signed a Banking Facility Letter, dated June 6, 2007 between Bonso and Standard Chartered Bank for a HK $78,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility.

     We signed a Banking Facility Letter dated March 23, 2007 between Bonso and KBC Bank Hong Kong Branch for a HK $10,500,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility and a EURO 3,300,000 bank guarantee to KBC Bank Deutschland AG, Germany to secure a trade facility to one of the subsidiaries, Korona Haushaltswaren GmbH & Co.

     We signed a Banking Facility Letter, dated March 2, 2007 between Bonso and Hang Seng Bank Limited for a HK $66,720,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility.

     We signed a Banking Facility Letter, dated June 12, 2006 between Bonso and the Hong Kong and Shanghai Banking Corporation Limited for a HK $37,500,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility.


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

Interest Rate Risk

     Our interest rate risk primarily arises from our long-term debt and our general banking facilities. As at March 31, 2007, there was no long-term debt. We had utilized $7,772,602 of our total banking facilities of $ 30,017,128 . Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

     A summary of our debts as at March 31, 2007 which were subjected to variable interest rates is as below:

                                   March 31,                Interest
                                     2007                    rate
                                     ----

      Notes payable                $3,736,526            HIBOR + 1.5%

      Short-term loans             $3,576,366            EONIA +1.15% to 1.95%


      HIBOR: Hong Kong Inter-bank Offered Rate

      EONIA : Euro Over Night Index Average.

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

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15.  Controls and Procedures

     Based on an evaluation carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures, as defined in Securities Exchange Act Rules 13a-15(d) and 15d-15(e), were, as of the end of the period covered by this report, to the best of their knowledge, effective. There has been no change in our internal control over financial reporting during the year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

     We are aware of the importance of maintaining controls and procedures and are continuing to work towards improving our controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, ("Section 404"). On December 15, 2006, the SEC advised that it was extending further the dates that were published on September 29, 2005, to postpone the compliance date for filing internal control reports by companies not designated as accelerated filers. Under this revised compliance schedule, the Company will be required to include an internal control report of management with the annual report on Form 20-F beginning with the fiscal year ending March 31, 2008. Further, the Company will not be required to file the auditor's attestation report on internal control over financial reporting until it files its annual report for the fiscal year ending March 31, 2009.

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

Item 16B. Code of Ethics

     We have adopted a code of ethics that applies to our Chief Executive Officer and Chief Financial Officer. We intend to disclose any changes in or waivers from our code of ethics by filing a Form 6-K. Stockholders may request a free copy in print form from our Chief Financial Officer at:

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

Audit Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for the audit of the Corporation's annual consolidated financial statements for the fiscal year ended March 31, 2007 were $261,282 and for the fiscal year ended March 31, 2006 were $236,538.

Audit Related Fees

     There were no fees billed by PricewaterhouseCoopers for professional services rendered for assurance and related services provided by PricewaterhouseCoopers that were reasonably related to the performance of the audit and are not reported above under "Audit Fees" for the fiscal year ended March 31, 2007 and for the fiscal year ended March 31, 2006.

Tax Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance for the fiscal year ended March 31, 2007 were $115,000 and for the fiscal year ended March 31, 2006 were $6,000.

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

Item 16E. Purchasers of Equity Securities by the Issuer and Affiliated
          Purchasers.

     In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stocks had been repurchased since then up to March 31, 2006. On November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase of its common stock under the same repurchase program. This authorization to repurchase shares increases the amount authorized for repurchase from $500,000 to $1,500,000. During the fiscal year ended March 31, 2007, 260,717 shares valued at $1,328,560 were purchased under this program. The Company may from time to time repurchase shares of its Common Stock under this program. The following table sets forth information concerning the Company's purchase of equity securities:



    Period (Month)          Total number of      Average Price Paid      Total Number of      Approximate dollar
                           Shares purchased          Per Share         Shares Purchased as     value of Shares
                                                                       Part of Publically      that May Yet Be
                                                                       Announced Plans or    Purchased under the
                                                                            Programs          Plans or Programs
------------------------ ---------------------- --------------------- ---------------------- ---------------------

December 2006            4,949                  $4.38                 4,949                  $1,478,323
January 2007             166,562                $5.23                 171,511                $607,253
February  2007           64,891                 $4.91                 236,402                $288,872
March 2007               24,315                 $4.82                 260,717                $171,440


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

Item 18.  Financial Statements.

     The following Financial Statements are filed as part of this Annual Report:


                                                                             Page
                                                                             ----
   Report of Independent Registered Public Accounting Firm                   F-1

   Index to Consolidated Financial Statements                                F-2

   Consolidated Balance Sheets as of March 31, 2006 and 2007                 F-4

   Consolidated Statements of Income (Loss) and Comprehensive                F-5
   Income (Loss) for the years ended March 31, 2005, 2006 and 2007

   Consolidated Statements of Changes in Shareholders' Equity for the        F-6
   years ended March 31, 2005, 2006 and 2007

   Consolidated Statements of Cash Flows for the years ended                 F-7
   March 31, 2005, 2006 and 2007

   Notes to Consolidated Financial Statements                        F-8 through F-35

Item 19.  Exhibits.

     4.1 Banking Facility Letter dated March 23, 2007 between Bonso and KBC Bank Hong Kong Branch.

     4.2 Banking Facility Letter, dated June 6, 2007 between Bonso and Standard Chartered Bank


     4.3 Banking Facility Letter, dated June 12, 2006 between Bonso and the Hong Kong and Shanghai Banking Corporation Limited

     4.4 Banking Facility Letter, dated March 2, 2007 between Bonso and Hang Seng Bank Limited

     11.1 Code of Ethics For Chief Executive Officer and Chief Financial Officer
          (1)

     12.1 Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.3 Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002.

-----------------

(1) Filed as an Exhibit on Form 20-F filed with the Commission on August 13, 2004.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                            BONSO ELECTRONICS INTERNATIONAL INC.



Dated September 27, 2007                     /s/  Anthony So
                                             -----------------------------------
                                             Anthony So, Chairman of the Board,
                                             Chief Executive Officer,
                                             and Director

                        Consolidated Financial Statements

                      Bonso Electronics International Inc.
                  (Incorporated in the British Virgin Islands)

                                 March 31, 2007

                      Bonso Electronics International Inc.
                   Index to Consolidated Financial Statements



Contents                                                              Pages



Report of Independent Registered Public Accounting Firm.................F-1



Consolidated Balance Sheets as of March 31, 2006 and 2007...............F-2



Consolidated Statements of Income (Loss) and
Comprehensive Income (Loss) for the years ended
March 31, 2005, 2006 and 2007...........................................F-3



Consolidated Statements of Changes in
Shareholders' Equity for the years ended
March 31, 2005, 2006 and 2007...........................................F-4



Consolidated Statements of Cash Flows for the years ended
March 31, 2005, 2006 and 2007...........................................F-5



Notes to Consolidated Financial Statements...........................F-6 to F-35

             Report of Independent Registered Public Accounting Firm



Board of Directors and Shareholders of
Bonso Electronics International Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss) and comprehensive income (loss), of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Bonso Electronics International Inc. and its subsidiaries at March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.






PricewaterhouseCoopers

Hong Kong,
September 27, 2007


                                   Bonso Electronics International Inc.
                                        Consolidated Balance Sheets
                                  (Expressed in United States Dollars)
                                                                                                March 31
                                                                                    -----------------------------
                                                                     Note                 2006               2007
                                                                                             $                  $
Assets

Current assets
  Cash and cash equivalents                                                          8,582,257          8,118,018
  Trade receivables, net                                                2            6,740,229          6,739,567
  Inventories                                                           3           15,035,216         14,997,788
  Tax recoverable                                                                       78,735              2,117
  Other receivables, deposits and prepayments                                        2,165,479          2,678,328
  Investment                                                                                 -            700,000
                                                                                       -------            -------
  Total current assets                                                              32,601,916         33,235,818
                                                                                    ----------         ----------

Deposits                                                                                90,711                  -

Long term investment                                                                   500,000                  -

Deferred income tax assets                                              5               82,529             87,369

Goodwill                                                               10              842,821            842,821

Brand name and other intangible asset, net                             10            2,526,982          2,313,434

Property, plant and equipment

  Leasehold land and buildings                                                      13,787,334         13,672,257
  Plant and machinery                                                               16,286,028         17,294,870
  Furniture, fixtures and equipment                                                  4,341,105          4,805,189
  Motor vehicles                                                                       456,237            459,721
                                                                                    ----------         ----------
                                                                                    34,870,704         36,232,037
  Less: accumulated depreciation and impairment                                    (22,036,775)       (25,192,864)
                                                                                       -------            -------
  Property, plant and equipment, net                                                12,833,929         11,039,173
                                                                                    ----------         ----------
  Total assets                                                                      49,478,888         47,518,615
                                                                                    ==========         ==========

Liabilities and shareholders' equity

Current liabilities
  Bank overdraft                                                        7              471,254            459,710
  Notes payable                                                         7            3,310,673          3,736,526
  Accounts payable                                                                   6,288,213          5,354,326
  Accrued charges and deposits                                                       2,434,994          2,357,132
  Income tax liabilities                                                5                    -            814,374
  Short-term loans                                                      7            2,936,467          3,576,366
  Current portion of long-term debts                                    4               48,329                  -
  Current portion of capital lease obligations                          6              166,802             95,725
                                                                                    ----------         ----------
  Total current liabilities                                                         15,656,732         16,394,159
                                                                                    ----------         ----------


Capital lease obligations, net of current portion                       6                    -             59,258

Deferred income tax liabilities                                         5               19,863             13,901

Commitments and contingencies (Notes 6 and 12)

Shareholders' equity

Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares :  2006 & 2007 - 5,577,639                            16,729             16,729
Additional paid-in capital                                                          21,764,788         21,764,788
Retained earnings                                                                   11,234,006          9,584,181
Accumulated other comprehensive income                                                 786,770          1,014,159
Common stock held at treasury (260,717 shares)                         14                    -         (1,328,560)
                                                                                    ----------         ----------
                                                                                    33,802,293         31,051,297
                                                                                    ==========         ==========

Total liabilities and shareholders' equity                                          49,478,888         47,518,615
                                                                                    ==========         ==========


                                    See notes to these consolidated financial statements




                                               Bonso Electronics International Inc.
                               Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
                                              (Expressed in United States Dollars)



                                                                              Year ended March 31,
                                                    Note              2005                 2006                2007
                                                               -----------------------------------------------------
                                                                         $                    $                   $

Net sales                                             16        69,602,192           64,542,963          66,491,380
Cost of sales                                                   53,138,410           51,114,155          53,946,323
                                                                ----------           ----------          ----------
Gross margin                                                    16,463,782           13,428,808          12,545,057

Selling expenses                                                 2,595,222            2,110,563           2,477,249
Salaries and related costs                                       5,215,798            5,681,175           5,437,654
Research and development expenses                                  710,355              847,401             983,172
Administration and general expenses                              4,079,201            3,420,485           3,004,358
Amortization of brand name                            10           200,000              200,000             200,000
Impairment of goodwill                                10                 -              258,141                   -
Loss from water damage                                11                 -                    -             700,950
                                                                ----------           ----------          ----------
Income (Loss) from operations                         16         3,663,206              911,043            (258,326)
Interest income                                                     80,955              202,155             312,768
Interest expenses                                                 (416,774)            (504,280)           (626,188)
Foreign exchange loss                                              (98,051)            (183,887)           (183,952)
Other income                                                       372,133              190,571             302,266
                                                                ----------           ----------          ----------
Income (Loss) before income taxes and
  minority interest                                              3,601,469              615,602            (453,432)
Income tax expense                                     5          (266,059)            (131,474)           (917,511)
                                                                ----------           ----------          ----------
Net income (loss) before minority interest                       3,335,410              484,128          (1,370,943)
Minority interest                                                   14,202                    -                   -
                                                                ----------           ----------          ----------
Net income (loss)                                                3,349,612              484,128          (1,370,943)

Other comprehensive income, net of tax:
  Foreign currency translation adjustments,
   net of tax                                                      290,354              (56,053)            227,389
                                                                ----------           ----------          ----------
Comprehensive income (loss)                                      3,639,966              428,075          (1,143,554)
                                                                ----------           ----------          ----------

Earnings (Loss) per share
  Basic                                               13              0.59                 0.09              (0.25)
                                                                ----------           ----------          ----------

  Diluted                                             13              0.55                 0.08              (0.25)
                                                                ----------           ----------          ----------


                                         See notes to these consolidated financial statements




                                                  Bonso Electronics International Inc.
                                              Consolidated Statements of Shareholders' Equity
                                                 (Expressed in United States Dollars)

                                    Common stock
                            --------------------------
                                                                                                     Accumulated
                                                                                                           other
                                                                                                   comprehensive
                                 Shares                 Additional          Common                income-foreign          Total
                             issued and          Amount    paid-in      Stock held      Retained        currency  shareholders'
                            outstanding     outstanding    capital     at treasury      earnings     adjustments        equity
                            -----------     -----------    -------     -----------      --------     -----------        ------
                                                      $            $             $               $             $             $

Balance, March 31, 2004        5,527,639        16,579    21,665,801           --       8,515,793        552,469    30,750,642

Net income                          --            --            --             --       3,349,612           --       3,349,612
Common stock issued
 upon exercise of warrants        50,000           150        98,987           --            --             --          99,137
Dividends paid                      --            --            --             --        (557,763)          --        (557,763)
Foreign exchange
 translation adjustment             --            --            --             --            --          290,354       290,354
                             -----------   -----------   -----------    -----------   -----------    -----------   -----------
Balance, March 31, 2005        5,577,639        16,729    21,764,788           --      11,307,642        842,823    33,931,982
                             -----------   -----------   -----------    -----------   -----------    -----------   -----------
Net income                          --            --            --             --         484,128           --         484,128
Dividends paid                      --            --            --             --        (557,764)          --        (557,764)
Foreign exchange
 ranslation adjustment              --            --            --             --            --          (56,053)      (56,053)
                             -----------   -----------   -----------    -----------   -----------    -----------   -----------
Balance, March 31, 2006        5,577,639        16,729    21,764,788           --      11,234,006        786,770    33,802,293
                             -----------   -----------   -----------    -----------   -----------    -----------   -----------

Net income                          --            --            --             --      (1,370,943)          --      (1,370,943)
Shares repurchase                   --            --            --       (1,328,560)         --             --      (1,328,560)
Dividends paid                      --            --            --             --        (278,882)          --        (278,882)
Foreign exchange
 translation adjustment             --            --            --             --            --          227,389       227,389
                             -----------   -----------   -----------    -----------   -----------    -----------   -----------
Balance, March 31, 2007        5,577,639        16,729    21,764,788     (1,328,560)    9,584,181      1,014,159    31,051,297
                             -----------   -----------   -----------    -----------   -----------    -----------   -----------

                                        See notes to these consolidated financial statements





                                                  Bonso Electronics International Inc.
                                                 Consolidated Statements of Cash Flows
                                                 (Expressed in United States Dollars)

                                                                                    Year Ended March 31,
                                                                       2005                 2006                  2007
                                                                     ---------------------------------------------------
                                                                             $                    $                    $

Cash flows from operating activities
  Net income / (loss)                                                3,349,612              484,128           (1,370,943)
    Adjustments to reconcile net income to net cash
   provided by operating activities :
   Depreciation                                                      2,436,428            2,379,919            2,347,569
   Amortization                                                        336,658              290,267              290,946
   Impairment of investment properties                                 148,198               69,077                5,414
   (Gain)/loss on disposal of property, plant and
    equipment                                                           35,392             (110,936)             (54,409)
   Minority interest                                                   (14,202)                --                   --
   Impairment of goodwill                                                 --                258,141                 --
   Others                                                               42,573              (19,903)              11,639

  Changes in assets and liabilities:
   Trade receivables                                                  (196,199)           3,845,739                  662
   Other receivables, deposits and prepayments                        (561,664)            (537,710)            (422,138)
   Inventories                                                        (280,013)          (3,686,505)             442,411
   Deposits                                                               --                (90,711)                --
   Tax (payable)/ recoverable                                         (428,154)             303,225               76,618
   Accounts payable                                                 (1,367,085)            (706,043)          (1,063,091)
   Accrued charges and deposits                                       (973,575)             456,772              (77,862)
   Notes payable                                                       500,532             (434,053)             425,853
   Income tax payable                                                 (279,485)                --                814,374
   Deferred tax                                                        (27,434)             (21,194)             (10,802)
                                                                   -----------          -----------          -----------
 Net cash generated from operating activities                        2,721,582            2,480,213            1,416,241
                                                                   -----------          -----------          -----------

Cash flows from investing activities
    Restricted cash deposits                                              (511)               4,848                 --
    Proceeds from disposal of property, plant and
   equipment                                                            22,256              579,896              173,583
    Acquisition of property, plant and equipment                      (684,398)          (1,340,134)            (342,110)
    Acquisition of investment                                         (500,000)                --               (200,000)
                                                                   -----------          -----------          -----------
  Net cash used in investing activities                             (1,162,653)            (755,390)            (368,527)
                                                                   -----------          -----------          -----------
Cash flows from financing activities
    Issue of shares on exercise of warrants and options                 99,137                 --                   --
    Repurchase of redeemable common stocks                          (1,445,808)                --                   --
    Repurchase of common stocks                                           --                   --             (1,328,560)
    Repayment of long-term borrowings                                 (146,667)            (208,421)             (48,329)
    Capital lease payments                                            (433,869)            (426,556)            (250,513)
    Net advance from (repayment of) banking facilities                (186,631)          (1,657,181)             340,945
    Payment of dividends to stockholders                              (557,763)            (557,764)            (278,882)
                                                                   -----------          -----------          -----------
Net cash used in financing activities                               (2,671,601)          (2,849,922)          (1,565,339)
                                                                   -----------          -----------          -----------

Net decrease in cash and cash equivalents                           (1,112,672)          (1,125,099)            (517,625)
Effect of exchange rate changes on cash and cash
  equivalents held in foreign currencies                                 4,981                 (232)              53,386
Cash and cash equivalents, beginning of year                        10,815,279            9,707,588            8,582,257
                                                                   -----------          -----------          -----------
Cash and cash equivalents, end of year                               9,707,588            8,582,257            8,118,018
                                                                   ===========          ===========          ===========

Supplemental disclosure of cash flow information
Cash paid during the year for:
    Interest paid                                                      416,774              494,310              614,269
    Income tax paid, net of refund                                     329,483              153,008               37,321

Non-cash investing and financing activities
    Other intangible assets reclassified from deposit                  544,267                 --                   --
   Property, plant and machinery acquired under
    capital leases                                                        --                188,718               98,462
    Interest income                                                     80,955              202,155              312,768


                                          See notes to these consolidated financial statements



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

          The significant accounting policies are as follows:

 (a)      Principles of consolidation

          The consolidated financial statements include the accounts of the Group. All significant inter-company accounts and transactions are eliminated in consolidation.

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

(d)       Trade receivables

          Provision is made against trade receivables to the extent that collection is considered to be doubtful.

(e)       Investment

          Investment is related to a 7% zero coupon capital guaranteed fund with maturity on October 11, 2007 and an investment in a private company principally engaged in the biochemistry industry in the United States of America. The purpose of holding the investment is to generate higher income yield. The investment in the 7% zero coupon capital guaranteed fund is recorded at amortised cost and the investment in a private company is recorded at cost less accumulated impairment.

(f)       Deferred income taxes

          Amounts in the consolidated financial statements related to income taxes are calculated using the principles of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carry forwards, are recognized as deferred tax assets. Recognized deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

 (g)      Brand name

          Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight-line method over the related estimated useful life of 15 years. Brand name is assessed for impairment according to the policy described in note 1(j).

 (h)      Other intangible Assets

          Other intangible assets represent taxi licenses which are stated at cost and are amortized on a straight-line basis over the related granted useful life of 50 years, representing the shorter of their remaining term of the license period or the expected useful life to the Group. Taxi licenses entitled the Group to operate 5 taxis for 50 years in Shenzhen, the People's Republic of China ("PRC"). The purpose of holding these licenses is to generate higher income yield.

          Taxi licenses are assessed for impairment according to the policy described in note 1(j).

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

 1       Description of business and significant accounting policies (Continued)

  (i)    Property, plant and equipment

         (i) Property, plant and equipment are stated at cost less accumulated depreciation. Leasehold land and buildings are depreciated on a straight-line basis over 15 to 50 years, representing the shorter of the remaining term of the lease or the expected useful life to the Group.

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


(j)       Long-Lived Assets Including Goodwill and Other Acquired Intangible
          Assets

          Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. For the year ended March 31, 2007, the Group made a provision for impairment of approximately $5,414 (2006: $69,077, 2005: $148,198), on investment properties due to the decline in market value.

          Goodwill is subject to an annual impairment review. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. The company measures fair value based upon a discounted future cash flows analysis. Based on the assessment for the year ended March 31, 2007, no provision was made by the Group on impairment of goodwill (2006: $258,141, 2005: nil).

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1         Description of business and significant accounting policies
          (Continued)

(k)       Revenue recognition

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

          The company provides to certain customers an additional two percent of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facility. In addition, certain products sold by the company are subject to a limited product quality warranty. The company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. The standard limited warranty period is one to three years. Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale to three years and estimated based on past history. All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified. Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

(l)       Research and development costs

          Research and development costs include salaries, utilities, and contractor fees that is directly attributable to the conduct of research and development progress primarily related to the development of new design of products. Research and development costs are expensed in the financial period during which they are incurred.

(m)       Advertising

          Advertising costs are expensed as incurred and are included within selling expenses. (2007: $142,642, 2006: $255,006, 2005: $246,193)

(n)       Foreign currency translations

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

 (o)      Stock options and warrants

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

          Prior to 1 April 2006, the Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, as the exercise price of all the options issued by the Company was equal to or higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for the years ended March 31, 2005 and 2006.

          Effective April 1, 2006, the Company adopted the SFAS No. 123(R) in accounting for its employee stock option. Under the provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. According to the modified prospective application method, the Company applies SFAS No. 123(R) for: (1) new awards granted after April 1, 2006, and (2) any portion of awards that were granted after April 1, 1995 and have not vested by April 1, 2006. As the Company did not have any unvested stock-based compensation as of April 1, 2006, the adoption of SFAS No. 123(R) did not have impact on the Company's financial statements.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1         Description of business and significant accounting policies
          (Continued)

 (p)      Recent accounting pronouncements

          Accounting for Income Taxes

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

          Fair Value Measurements

          In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 provides guidance on the measurement of fair value in US GAAP and expands fair value measurement disclosures. FAS 157 is applicable whenever other accounting pronouncements require or permit fair value measurements and does not expand the use of fair value in any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of assessing the impact of the recent accounting pronouncement.

          The Fair Value Option for Financial Assets and Financial Liabilities

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of assessing the impact of the recent accounting pronouncement.

 (q)      Comparatives

          Certain of the comparative figures, mainly the classifications of the various cash receipts and cash payments within the consolidated statements of cash flows, have been reclassified to conform to the current year's presentation.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

2        Allowance for doubtful accounts

         Changes in the allowance for doubtful accounts comprises:

                                                          2005                    2006                   2007
                                                             $                       $                       $

           Balance, April 1                            383,770                 399,006                 227,001

           Exchange adjustment                          18,744                 (21,415)                  9,268
           Additions charged to expense                197,310                 223,388                 134,931
           Write-off                                  (200,818)               (373,978)               (263,049)
                                                   -----------             -----------             -----------
           Balance, March 31                           399,006                 227,001                 108,151
                                                   -----------             -----------             -----------

3          Inventories

 (a)       The components of inventories are as follows:


                                                                                  2006                    2007
                                                                                     $                       $

           Raw materials                                                     6,005,337               5,951,366
           Work in progress                                                  3,423,775               4,232,035
           Finished goods                                                    5,606,104               4,814,387
                                                                           -----------             -----------
                                                                            15,035,216              14,997,788
                                                                           -----------             -----------

          During the years ended March 31, 2005, 2006 and 2007, provision for obsolete inventories recognised in the consolidated statement of income (loss) was $74,954, $170,592 and $261,242, respectively.



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

4         Long-term debt

          Long-term debt comprises:
                                                                                                   March 31
                                                                                         --------------------------
                                                                                           2006                2007
                                                                                              $                   $

           Long term bank loan at bank's floating base rate + 4%,
            denominated in Canadian dollars                                               7,197                   -
           Mortgage loan at bank's prime interest rate + 1.15%, denominated
            in Canadian dollars                                                          41,132                   -
                                                                                          -----               -----
           Long term debt                                                                48,329                   -
           Less: current portion                                                        (48,329)                  -
                                                                                         ------               -----
           Long-term debt, less current maturities                                            -                   -
                                                                                         ------               -----


5         Taxation

(a) The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC, Germany, the United States and Canada. The current rates of taxation of the subsidiaries operating in Hong Kong is 17.5%. The subsidiary of the Group in Germany is registered as a partnership in Germany which is subject to a statutory tax rate of 14.17%. The Group is not subject to income taxes in the British Virgin Islands. The statutory tax rates in the United States and Canada are 15% and 36%, respectively.

(b)       Pursuant to the relevant income tax laws in the PRC, Bonso
          Electronics (Shenzhen) Co., Ltd, a wholly owned subsidiary of the Company, was fully exempt from PRC state income tax for two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso
          Electronics (Shenzhen) Co., Ltd. was deemed to be the financial year ended December 31, 1998 and the last year it was entitled to this benefit was December 31, 2002. In 2003, Bonso Electronics (Shenzhen)
          Co., Ltd was accredited as an "Advanced Corporation". A further 50% tax reduction was granted for another three years and the last year it was entitled to this benefit is December 31, 2005. Under the Implementation Rules of the Foreign Enterprise Income Tax Law, Bonso
          Electronics (Shenzhen) Co. Ltd. is entitled to a further tax rate reduction to 10% for the year ended 31 December 2006, as its export sale exceed 70% of its revenue.

(c) Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The (loss) income before income taxes by geographical location was as follows:

                                               2005               2006                2007
                                                  $                  $                   $

           Hong Kong                      2,088,341          1,055,120             854,807
           PRC                             (441,753)         1,194,690           1,303,303
           Others                         1,954,881         (1,634,208)         (2,611,542)
                                          ---------          ---------           ---------
           Total                          3,601,469            615,602            (453,432)
                                          =========          =========           =========

          Others mainly include the profit (loss) from BVI, Germany and Canada.



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5        Taxation (Continued)

 (d)

                                                                        2005                2006              2007
                                                                           $                   $                 $

           Deferred income tax                                        27,434              21,194            10,802
           Current income tax                                       (293,493)           (152,668)         (928,313)
                                                                     -------             -------           -------
           Total income tax expense                                 (266,059)           (131,474)         (917,511)
                                                                     =======             =======           =======

          The components of the income tax expense by geographical location are as follows:

                                                                        2005                2006              2007
                                                                           $                   $                 $

           Hong Kong                                                (214,045)            (89,035)         (797,225)
           PRC                                                       (26,241)            (36,842)         (126,617)
           Others                                                    (25,773)             (5,597)            6,331
                                                                     -------             -------           -------
           Total:                                                   (266,059)           (131,474)         (917,511)
                                                                     =======             =======           =======

(e)

                                                                                           2006                2007
                                                                                              $                   $


           Deferred income tax assets                                                    82,529              87,369
           Deferred income tax liabilities                                               19,863              13,901

           Deferred tax assets comprised the following:
                                                                                           2006                2007
                                                                                              $                   $

           Tax loss carry forwards                                                      700,966           1,167,987
           Others                                                                        82,529              87,369
           Less: Valuation allowance                                                   (700,966)         (1,167,987)
                                                                                        -------           ---------
                                                                                         82,529              87,369
           Less: current portion                                                              -                   -
                                                                                        -------           ---------
           Non-current portion                                                           82,529              87,369
                                                                                        =======           =========

          As of March 31, 2007 and 2006, the Group had accumulated tax losses amounting to $5,845,998 and $4,340,661 (the tax effect thereon is $1,167,987 and $700,966) respectively, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong, Germany and Canada. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2007, the Group's accumulated tax losses have no definite period of expiration.



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5         Taxation (Continued)

 f)       Changes in the valuation allowance consist of:

                                                                                           2006                2007
                                                                                              $                   $

           Balance, April 1                                                             479,341             700,966

           Charged to income tax expense                                                221,625             467,021
                                                                                        -------            --------
           Balance, March 31                                                            700,966            1,167,987
                                                                                        =======            ========

 (g) The actual income tax expense attributable to earnings for the years ended March 31, 2005, 2006 and 2007 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

                                                                                  2005            2006           2007
                                                                                     $               $              $

           Income tax credit/(expense) calculated at domestic tax
            rates applicable to loss/ profit in the respective
            countries                                                          (26,041)        (52,128)       205,583
           Profit not subject to income tax                                    313,964         183,211        154,349
           Expenses not deductible for income tax purposes
                                                                              (210,737)        (52,648)       (73,283)
           (Under)/over provision for income tax in prior years
                                                                               (69,389)          6,623              -
           Tax losses utilized
                                                                                 5,166           5,093              -
           Increase in valuation allowance                                    (279,022)       (221,625)      (467,021)
           Additional provision made as a result of  development of
            tax rules (h)                                                            -               -       (737,139)
                                                                               -------         -------        -------
           Total income tax expense                                           (266,059)       (131,474)      (917,511)
                                                                               =======         =======        =======


(h) The provision was made as a result of assessing the impact of the new developments of tax rules in the various tax jurisdictions that the Group's subsidiaries are operating. Management have performed an assessment in pursuant to FASB No. 5 "Accounting for Contingencies" and made a provision of $737,000 in relation to this contingent liability.




                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

6         Leases

 (a)      Capital leases

          Plant and machinery include the following amounts for capitalized leases:

                                                          Plant and machinery
                                                          -------------------
                                                                March 31
                                                                --------
                                                           2006            2007
                                                              $               $

           Cost                                       1,731,894       1,830,356
           Less: accumulated depreciation              (388,894)       (594,052)
                                                     ----------      ----------
                                                      1,343,000       1,236,304
                                                     ==========      ==========

          During the years ended March 31, 2005, 2006 and 2007, the Group entered into additional capital lease obligations amounting to $Nil, $188,718 and $98,462 respectively.

          Future minimum payments under capital leases as of March 31, 2007 with an initial term of more than one year are as follows:

                                                                              $

           Total minimum lease payments                                 183,113

           Less: amount representing interest                           (28,130)
                                                                        -------
           Present value of net minimum lease
            payments (including current portion of
            $95,725 as of March 31, 2007)                               154,983
                                                                        -------

           Future minimum payments under capital leases
           2008                                                          95,725
           2009                                                          53,788
           2010                                                           5,470
           Thereafter                                                         -
                                                                        -------
                                                                        154,983
                                                                        =======




                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

6         Leases (Continued)

 (b)      Operating leases

          As of March 31, 2007, future minimum lease payments in respect of non-cancellable operating leases for factory, office premises and staff quarters in Hong Kong, the PRC, Germany, the United States, the United Kingdom and Canada are as follows:

                                                                          $

           2008                                                   1,065,588
           2009                                                     932,850
           2010                                                     928,870
           2011                                                     648,760
           Thereafter                                               271,589
                                                                  ---------
                                                                  3,847,657
                                                                  =========

          Rental expense for all operating leases amounted to $521,819, $688,469 and $1,239,366 for the years ended March 31, 2005, 2006 and 2007, respectively.




                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7         Banking facilities

          As of March 31, 2007, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, short-term loans and long-term loans. The facilities are interchangeable with total amounts available of $30,017,128 (2006: $36,018,301). The general banking facilities utilized by the Group are denominated in United
          States dollars, Hong Kong dollars, European dollars and Canadian dollars.

          The Group's general banking facilities, expressed in United States dollars, are further detailed as follows:

                                                                                      Terms of banking facilities as
                                                                                                    of
                                     Amount available                Amount utilized          March 31, 2007
                                  --------------------------    -----------------------       --------------
                                          March 31                       March 31
                                  --------------------------    ----------------------
                                        2006            2007         2006         2007             Interest       Repayment
                                           $               $            $            $                 rate           terms
           Import and export
            Facilities

           Letters of credit      26,602,564      18,589,744    3,310,673    3,736,526

           Including
           sub-limit
           of:
           Notes payable          20,846,154      17,564,103    3,310,673    3,736,526          HIBOR +1.5%       Repayable in
                                                                                                                  full within
                                                                                                                  four months


           Short-term loans        7,246,526       4,745,640    2,936,467    3,576,366      *Eonia+1.15% to       Repayable in
                                                                                                 +1.95%           full within
                                                                                                                  twelve months


           Other facilities

           Factoring                      --       4,964,102           --           --          HIBOR +1.5%


           Bank overdrafts         1,912,461       1,717,642      471,254      459,710          Prime rate        Repayable
                                                                                                  +0.5% to        on demand
                                                                                                       +1%
                                                                                            Or HIBOR+2.25%


           Long-term debts           256,750             --        48,329           --    Prime rate + 1% to      Repayable in
            (Note 4)                                                                                   +1.15%     full within
                                                                                                                  thirty-six months
                                  ----------     ----------     ---------    ---------
                                  36,018,301     30,017,128     6,766,723    7,772,602
                                  ==========     ==========     =========    =========

* EONIA stands for Euro Overnight Index Average.



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7         Banking facilities (Continued)

          The amounts of banking facilities utilized by the Group are denominated in the following currencies:

                                                       Amount utilized
                                                          March 31
                                                  ------------------------------
                                                       2006                 2007
                                                          $                    $

           Euro                                   2,936,467           3,576,366
           Hong Kong dollars                      2,261,593           2,957,631
           United States dollars                  1,041,883             778,895
           Canadian dollars                         526,780             459,710
                                                  ---------           ---------
                                                  6,766,723           7,772,602
                                                  =========           =========


          The Prime Rate, HIBOR rate and EONIA were 7.75%, 4.218% and 3.9% per annum, respectively, as of March 31, 2007. The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.

          The banking facilities are collateralized by the following:

          (a)  guarantee of $4,276,218 (2006: $6,618,333) by a third party bank;
               and


          (b) a personal guarantee of $102,000 (2006: $102,000) by a director of one of the Group's subsidiaries.

          The weighted average interest rate of short-term borrowings of the Group is as follows:

                                                       Year ended March 31
                                                     -------------------------
                                                      2006                2007

           Bank overdrafts                           6.01%               6.48%
           Notes payable                             4.83%               5.62%
           Short-term loans                          4.35%               4.88%




                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

8         Related party transactions

(a) The Group paid emoluments, commissions and/or consultancy fees to its directors as follows:

           Year ended                                    Mr. So Hung Gun,          Ms. Pang Kit          Mr. Chung Kim
           March 31                                               Anthony           Teng, Cathy                    Wah
           --------                                      ----------------          ------------          -------------

           2005                                             $700,000 (iii)           $111,912             $134,350 (ii)
           2006                                             $583,215 (iii)           $113,913             $137,990 (ii)
           2007                                             $741,947                  $68,222 (v)         $151,095

                                       Mr. Fok Woo                Mr. George    Mr. J Stewart                  Mr.Henry
                                              Ping                   O'Leary          Jackson                 Schlueter
                                       -----------                ----------    -------------                 ---------

           2005                                Nil          $158,766 (i)                  Nil             $119,201 (iv)
           2006                                Nil          $240,000 (i)                  Nil              $23,519 (iv)
           2007                                Nil          $180,000(i), (v)              Nil              $14,571 (iv)

          (i)  This represented consultancy fee paid to Mr. George O'Leary.
               Since April 1, 2001, a monthly consultancy fee was paid to Mr.
               O'Leary for provision of support and marketing services in the United States. No such consultancy fees were paid after March 31, 2005. Also included in the emoluments is a monthly consultancy fee to Mr. O'Leary for provision of support and marketing services in the United States and director fee since January 17, 2005.

          (ii) Included in the emoluments is a housing allowance for $38,462 for each of the two years ended March 31, 2005 and 2006 payable to a company in which Mr. Chung Kim Wah has a beneficial interest.

          (iii) Apart from the emoluments paid by the Group as shown above, one of the properties of the Group in Hong Kong is also provided to Mr. So Hung Gun, Anthony as part of his compensation.

          (iv) Mr. Henry Schlueter was appointed as a director of the Company on October 10, 2001. The amount for the years ended March 31, 2005,
               2006 and 2007 represented professional fees paid to Schlueter &
               Associates, P.C., and the Group's SEC counsel in which Mr Henry
               Schlueter is one of the principals.

          (v) Ms. Pang Kit Teng, Cathy and Mr. George O'Leary resigned from their positions as directors of the Company on November 16, 2006.

(b) As of March 31, 2007, Bonso Electronics Limited ("BEL"), a wholly-owned foreign subsidiary of the Company, had paid a deposit of approximately
         US$799,000 with regard to a potential investment in a hotel in the PRC.
         Subsequent to this fiscal year end, Mr. Anthony So, Chairman of Bonso decided to take up BEL's potential investment and paid BEL the full amount of approximately US$799,000 in July 2007. The carrying amount of the deposit approximates its fair value due to its short maturities.
         This hotel is now held by Mr. Anthony So and three third parties.

(c)      For the year ended March 31, 2005, the Group sold scales to Tantric
         Europe Ltd. ("Tantric") amounting to $99,410. There was no such transaction in the years ended March 31, 2006 and 2007. Tantric is 100% owned by Mohan Thadani, the Chief Executive Officer and minority shareholder of one of the subsidiaries of the Company.




                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

9        Provident fund plan

(a) With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Company, implemented a defined contribution plan (the
         "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan.

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

         The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

 (d) BEL's total contributions to the Plan and the MPF for the years ended March 31, 2005, 2006 and 2007 amounted to $83,277, $95,339 and
         $86,530, respectively.



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

10        Goodwill, Brand name and other intangible assets

          Goodwill, brand name and other intangible assets are analysed as follows:

                                                        Goodwill                Brand name           Other intangible asset
                                                        --------                ----------           ----------------------
                                                        March 31                  March 31                   March 31
                                                        --------                  --------                   --------
                                                  2006          2007         2006          2007          2006          2007
                                                     $             $            $             $             $             $

           Cost                              1,100,962       842,821    3,000,000     3,000,000       544,267       544,267
           Less: accumulated
            amortization                          --            --     (1,002,608)   (1,202,608)      (14,677)      (28,225)
           Less: impairment loss for
            the year                          (258,141)         --           --            --            --
                                            ----------    ----------   ----------    ----------    ----------    ----------
                                               842,821       842,821    1,997,392     1,797,392       529,590       516,042
                                            ==========    ==========   ==========    ==========    ==========    ==========

          Goodwill of the Group of $842,821 as at March 31, 2007 (2006:
          $842,821) was not subject to amortization. Amortization expense in relation to brand name was $200,000 for each of the years ended March
          31, 2005, 2006 and 2007. Amortization expense in relation to other intangible assets was $1,129, $13,548, $13,548 for each of the years ended March 31, 2005, 2006 and 2007.

          As of March 31, 2007, future minimum amortization expenses in respect of brand name and other intangible assets are as follows:

                                                                         Other
                                                                    intangible
                                                     Brand name         assets
                                                              $              $

           2008                                         200,000         13,548
           2009                                         200,000         13,548
           2010                                         200,000         13,548
           2011                                         200,000         13,548
           2012                                         200,000         13,548
           Thereafter                                   797,392        448,302
                                                      ---------       --------
           Total                                      1,797,392       $516,042
                                                      =========       ========



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

11       Loss from water damage

         In September 2006, a heavy rain caused overflow of a river which is near a logistic warehouse of the Group in Germany. A loss of approximately $700,950, mainly represent write-off of equipment and inventories, was recognised as a result of the heavy rain. As of the date of this report, the Company is in the process of negotiating with the insurance carrier for compensation of the loss incurred. Since the negotiation is still in a preliminary stage, management considers it is not in a position to assess the likelihood of the outcome given the evidence prevailing at the moment.

12       Commitments and contingencies

(a)      Commitment


         Capital expenditure contracted at the balance sheet but not yet provided for is as follows:

                                                   2006                2007
                                                      $                   $

           Plant and machineries                 65,692                   -

           Land use right (i)                         -           1,472,325


         (i) In November, 2006, Bonso entered into a land use right purchase agreement with Xincheng Hi- Tech Industrial Estate to acquire the right to use a piece of land of approximately 146,673 square meters for future expansion of production capacity in XinXing of GuangDong, PRC.
         The total consideration is $1,472,325. In July 2007, a deposit of approximately $610,000 was paid.

(b)      Contingencies

         Certain subsidiaries of the Company received on-going enquiries from the local tax authorities during the year. The Company made an assessment under SFAS 5 "Accounting for Contingencies" and believed that no additional income tax expense was necessary as of March 31, 2007, as the relevant tax authority was still in the information gathering stage on their enquiries and it was practically difficult to have a reasonable estimate of the possible outcome of these enquiries at this stage. The Company believes it has a reasonable likelihood of success with respect to these enquiries. Nevertheless, if the subsidiaries were finally held liable for such additional taxation, the range of possible outcome of this potential liability can be up to $2,000,000.

         Contractual arrangements entered into among us and our subsidiaries in different locations may be subject to scrutiny by respective tax authorities and a finding against Bonso and its subsidiaries may result in additional tax liabilities that could substantially reduce our consolidated net income. We could face material and advance tax consequences if respective tax authorities determine that the contractual arrangements among our subsidiaries and Bonso do not represent an arm's length price and adjust Bonso or its subsidiaries' income. Our consolidated net income may be materially and adversely affected if or affiliated entities' tax liabilities increase.



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13       Earnings per share
                                                                                   Year ended March 31
                                                                  -------------------------------------------------
                                                                        2005               2006                2007
                                                                           $                  $                   $

           Net income available to common
            shareholders                                           3,349,612            484,128          (1,370,943)

           Weighted average shares outstanding                     5,646,676          5,577,639           5,577,639
           Incremental shares from assumed
            exercise of:
           Stock options                                             407,627            360,005             305,009
                                                                   ---------          ---------           ---------
           Dilutive potential common shares                          407,627            360,005             305,009
                                                                   ---------          ---------           ---------
           Dilutive weighted average shares                        6,054,303          5,937,644           5,882,648
                                                                   =========          =========           =========

           Basic earnings per share                                     0.59               0.09               (0.25)
           Diluted earnings per share                                   0.55               0.08               (0.25)


         Basic earnings per share is computed by dividing net (loss)/ income available to common shareholders by the weighted average number of shares of common stock issued and outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive shares of common stock that were outstanding during the period, including stock options.

         Diluted net loss per share is computed by dividing net loss for each year by the weighted average number of shares of common stock and ordinary share equivalents issued and outstanding. The weighted average number of shares used to compute diluted net loss per share include the incremental shares of ordinary shares relating to outstanding options, to the extent such incremental shares are dilutive

         The diluted net loss per share was the same as the basic net loss per share for the year ended March 31, 2007 as all 305,009 potential ordinary shares from the exercise of stock options, are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

14       Shareholders' equity

(a)      Repurchase of common stock

         In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stocks had been repurchased since then up to November 16, 2006. The Board of Directors believed that the common stock was undervalued, and that the repurchase of common stock would be beneficial to the Company's shareholders. On November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increases the amount authorized for repurchase from $500,000 to $1,500,000. During the fiscal year ended March 31, 2007, 260,717 ($1,328,560) shares were purchased under this program. The Company may from time to time repurchase shares of its common stock under this program.

(b)      Preferred stock

         The Company had authorized share capital of $100,000 or 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company's Board of Directors in its sole discretion without the approval of the shareholders with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company's Memorandum of Association. The Company had not issued any shares of preferred stock as of March 31, 2007.

(c)      Dividends

         Dividends of $0.1, $0.05 and $0.05 per share were declared by the Company for the years ended March 31, 2005, 2006 and 2007 respectively.



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

         The purpose of this Stock Bonus Plan is to (i) induce key employees to remain in the employment of the Company, or of any subsidiary of the Company; (ii) encourage such employees to secure or increase their stock ownership in the Company; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Company, or any of its subsidiaries. The Company believes that Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company.

         The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Company. The existing Committee members are Anthony So and Woo Ping
         Fok. The Committee has the authority, in its sole discretion:(i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus
         Plan.

         On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan
         (the "2004 Plan") which provides for the grant of up to six hundred thousand (600,000) shares of the Company's common stock in the form of stock options, subject to certain adjustments as described in the Plan.

         The purpose of the 2004 Plan is to secure key employees to remain in the employment of the Company and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Company. The Company believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company.

         The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Company. The committee members currently are Anthony So and Woo Ping
         Fok. The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

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

15       Stock option and bonus plans (Continued)

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

         Under the 1996 Non-Employee Directors' Stock Option Plan, the non-employee directors are automatically granted stock options on the third business day following the day of each annual general meeting of the Company to purchase an aggregate of 600,000 shares of common stock.
         The exercise price of all options granted under the 1996 Non-Employee
         Directors' Stock Option Plan shall be one hundred percent of the fair market value per share of the common shares on the date of grant. The maximum term of options granted under the 1996 Non-Employee Directors'
         Stock Option Plan is 10 years. No stock option may be exercised during the first six months of its term except for certain conditions provided in the 1996 Non-Employee Directors' Stock Option Plan. The right to acquire the common shares is not assignable except for under certain conditions stipulated in the 1996 Non-Employee Directors' Stock Option
         Plan.

         In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61. The options shall expire on March 31, 2013 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the year ended March 31, 2007.

         In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12. The options shall expire on March 25, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the year ended March 31, 2007.



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15       Stock option and bonus plans (Continued)

         In September 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.20. The options shall expire on September 12, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such option was exercised during the year ended March 31, 2007.

         In December 2005, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $4.50. The options shall expire on December 4, 2015 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options had been exercised during the year ended March 31, 2007.

         On November 16, 2006, the Board of Directors of the Company voted to rescind the Company's 1996 Non-Employee Directors' Stock Option Plan
         (the "Non-Employee Directors' Plan"). All options previously granted under the Non-Employee Directors' Plan continue in full force and effect pursuant to their terms of grant.

         During the year ended 31 March 2007, no shares or share options were granted.

 (b)     The stock options summary as of March 31, 2007 is as follows:


                                                                       Weighted
                                                                        average
                                                          Number       exercise
                                                      of options         price

           Balance, March 31, 2004                     1,084,500         $3.95

           Exercised                                     (50,000)       ($1.99)

           Granted                                        40,000         $6.20
                                                       ---------         -----
           Balance, March 31, 2005                     1,074,500         $4.13

           Granted                                        30,000         $4.50
                                                       ---------         -----
           Balance, March 31, 2006                     1,104,500         $4.13

           Granted                                             -             -
                                                       ---------         -----
           Balance, March 31, 2007                     1,104,500         $4.13
                                                       =========         =====




                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15       Stock option and bonus plans (Continued)

(c) The following table summarizes the information about all stock options of the Company outstanding as at March 31, 2007:

                                                                       Weighted
                                                        Number           average           Exercisable
           Weighted average                     outstanding at    remaining life             shares at
           exercise price                       March 31, 2007            (years)       March 31, 2007
           --------------                       --------------            -------       --------------

           $1.61                                       342,500                6.0             342,500
           $2.50                                       168,000                4.9             168,000
           $2.55                                        10,000                4.5              10,000
           $3.65                                       196,000                4.0             196,000
           $4.50                                        30,000               8.75              30,000
           $6.12                                        40,000                7.0              40,000
           $6.20                                        40,000                7.5              40,000
           $7.875                                       30,000                3.8              30,000
           $8.00                                       228,000                2.8             228,000
           $8.125                                       20,000                2.8              20,000
                                                     ---------                              ---------
           $4.131                                    1,104,500               4.85           1,104,500
                                                     =========                              ==========


         The intrinsic value of options outstanding and exercisable was $1,354,295, $1,967,290 and $1,218,160 on March 31, 2005, 2006 and 2007.
         The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company's common stock on balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2005, 2006 and 2007.

         For the options exercised in the year ended March 31, 2005, the intrinsic value is $221,700.

         New shares will be issued by the Company upon future exercise of stock options.



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15       Stock option and bonus plans (Continued)

(d)      Prior to 1 April 2006, the Company applies Accounting Principles Board
         ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options.
         Under APB Opinion No. 25, as the exercise price of all the options issued by the Company was equal to or higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for the years ended March 31, 2005 and 2006.

         Effective April 1, 2006, the Company adopted the SFAS No. 123(R) in accounting for its employee stock option. Under the provisions of SFAS
         No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. According to the modified prospective application method, the Company applies SFAS No.
         123(R) for: (1) new awards granted after April 1, 2006 and (2) any portion of awards that were granted after April 1, 1995 and have not vested by April 1, 2006. As the Company did not have any unvested stock-based compensation as of April 1, 2006, the adoption of SFAS No.
         123(R) did not have impact on the Company's financial statement. The weighted average fair value of options granted during the years ended
         March 31, 2005, 2006 and 2007 amounted to $191,712, $83,605 and $nil respectively.

                                                                                           2005                2006
                                                                                              $                   $

           Net income as reported                                                     3,349,612             484,128

           Deduct:
           Total stock-based employee
             compensation expense determined under fair
             value based method for all stock options, net of
             related tax effects                                                       (191,712)            (83,605)
                                                                                      ---------             -------
           Pro forma net income                                                       3,157,900             400,523

           Basic earnings per share
           As reported                                                                    $0.59                $0.09
           Pro forma                                                                      $0.56                $0.07

           Diluted earnings per share
           As reported                                                                    $0.55                $0.08
           Pro forma                                                                      $0.52                $0.07

         The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model. As there was no option granted during the year ended March 31, 2007, the following table only indicates the weighted-average assumptions for the years ended March
         31, 2005 and 2006:

                                                                                           2005                2006
                                                                                              $                   $

           Weighted risk-free interest rate                                               4.46%               4.29%
           Dividend yield                                                                 1.80%                  2%
           Weighted volatility factor of the expected
            market price of the Company's common share                                     110%              69.14%
           Weighted average expected life of the option                               7.2 years            10 years

         The weighted volatility factor of the expected market price of the Company's common share is calculated by annualising the standard deviation of daily changes in price of the Company's common shares based on a period of 360 days. As the market price of the Company's common share fluctuated at lesser extent in the past 360 days before the day of grant of the option in 2006 than the corresponding period before the date of grant in 2005, the weighted volatility factor dropped in 2006.

         The calculation of weighted average expected life of the option is based on the historical performance and the anticipated performance of the Company's common share price.



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

16       Business segment information

 (a) The Group is organized based on the products it offers. Under this organizational structure, the Group's operation can be classified into 3 business segments, Scales, Telecommunications products and Other.

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

         The Group established the "Other" segment which principally includes the activities of (i) tooling and mould charges for scales and telecommunication products, and (ii) sales of scrap materials.

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



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

16       Business segment information (Continued)

 (a) Summarized financial information by business segment for 2005, 2006 and 2007 is as follows:

                                                                       Identifiable     Depreciation
                                                           Operating   assets as of              and        Capital
                                             Net sales   profit/(loss)     March 31     amortization    expenditure
                                             ---------   -------------  -----------    -------------    -----------
                                                     $             $              $                $              $

            2007

            Scales                          49,904,959     3,971,549     20,543,345          749,466         84,687
            Telecommunication products      16,248,261    (1,392,106)     9,107,007        1,037,083        127,031
            Other                              338,160        60,869              -                -              -
                                            ----------     ---------     ----------        ---------      ---------
            Total operating segments        66,491,380     2,640,312     29,650,352        1,786,549        211,718
            Corporate                                -    (2,898,638)    17,868,263          851,966        130,392
                                            ----------     ---------     ----------        ---------      ---------
            Group                           66,491,380      (258,326)    47,518,615        2,638,515        342,110
                                            ==========     =========     ==========        =========      =========

            2006

            Scales                          43,553,161     5,545,751     25,951,769         798,653        339,449
            Telecommunication products      20,750,920      (959,436)     9,084,368       1,110,862        509,173
            Other                              238,882        42,999              -               -              -
                                            ----------     ---------     ----------        ---------      ---------
            Total operating segments        64,542,963     4,629,314     35,036,137       1,909,515        848,622
            Corporate                                -    (3,718,271)    14,442,751         760,671        491,512
                                            ----------     ---------     ----------        ---------      ---------
            Group                           64,542,963       911,043     49,478,888       2,670,186      1,340,134
                                            ==========     =========     ==========        =========      =========



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

16       Business segment information (Continued)

 (a)     (Continued)

                                                                         Identifiable   Depreciation
                                                             Operating   assets as of            and       Capital
                                              Net sales    profit/(loss)     March 31    amortization  expenditure
                                              ---------    -------------  -----------   -------------  -----------
                                                      $              $              $              $             $

            2005
            ----

            Scales                           47,256,574      9,047,028     28,455,668        501,818       169,357
            Telecommunication products       20,656,491     (1,508,617)     8,461,183        793,796       113,524
            Other                             1,689,127        304,595              -              -             -
                                             ----------      ---------     ----------      ---------       -------
            Total operating segments         69,602,192      7,843,006     36,916,851      1,295,614       282,881
            Corporate                                 -     (4,179,800)    15,545,905      1,477,472       401,517
                                             ----------      ---------     ----------      ---------       -------
            Group                            69,602,192      3,663,206     52,462,756      2,773,086       684,398
                                             ==========      =========     ==========      =========      ========

         Operating profit by segment equals total operating revenues less expenses which are related to the segment's operating revenues.
         Operating loss of the corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group. Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, deferred income tax assets and other identifiable assets not related specifically to individual segments. Goodwill of $1,100,962, $842,821 and $842,821 arising from the purchase of Korona and Gram, is allocated to scales segment as of March 31, 2005, 2006 and 2007 respectively.

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

         Total property, plant and equipment, net by geographical areas are as follows:

                                                       2006                2007
                                                          $                   $

           Hong Kong                              3,685,511           3,585,124
           The PRC                                8,674,403           7,048,045
           Germany                                  136,495             115,655
           Canada                                   270,194             239,497
           United States of America                  66,474              50,281
           Poland                                       852                 571
                                                 ----------          ----------
           Total assets                          12,833,929          11,039,173
                                                 ==========          ==========




                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

16       Business segment information (Continued)

 (c) The following is a summary of net export sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Group for the years ended March 31, 2005, 2006 and 2007:

                                                                       Year ended March 31
                                         --------------------------------------------------------------------------
                                               2005          %           2006           %          2007           %
                                                  $                         $                         $

           United States of America      38,638,906         55     37,352,618          58    36,432,384          55
           Germany                       15,025,103         22     13,302,506          21    17,545,242          26
           Canada                         2,686,951          4      1,637,447           3     2,239,419           3
           United Kingdom                 2,769,900          4      2,262,160           3     1,480,464           2
           Other EC countries             7,948,970         11      7,997,740          12     5,739,117           9
           Asia and others                2,532,362          4      1,990,492           3     3,054,754           5
                                         -- -------        ---     ----------         ---    ----------         ---
                                         69,602,192        100     64,542,963         100    66,491,380         100
                                         ==========        ===     ==========         ===    ==========         ===

 (d)     The details of sales made to customers constituting 10% or more of total sales of the Group are as follows:

                                                                                    Year ended March 31
                                                                --------------------------------------------------------------
                                                                     2005       %         2006        %         2007         %
                                                                        $                    $                     $

           Sunbeam Products, Inc.             Business
           (USA)                        segment scales         11,708,143      17   10,269,375       16   15,387,967       23

           TTI Tech Co., Ltd.       Tele-communication
                                              products          7,309,546      11   10,264,500       16    7,752,573       12

           Global Link                           Tele-
           Corporation Ltd.              communication
                                               products        11,893,578      17   10,462,434       16    8,457,868       13
                                                               ----------     ---   ----------      ---   ---------       ---
                                                               30,911,267      45   30,996,309       48   31,598,408       48
                                                               ==========     ===   ==========      ===   ==========      ===

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

         The carrying value of all of the Group's financial instruments classified as current assets or current liabilities are deemed to approximate fair value because of the short maturities of these instruments. These would include cash and cash equivalents, accounts receivable, accounts payable and accrued and other liabilities, which are reflected on the consolidated balance sheets.

         In the opinion of management, the carrying amount of the Group's long-term debt approximates fair values as the interest rate applicable is believed to approximate the market rates that would be offered to the Group for debts with the same remaining maturities.

18       Subsequent events

         In April 2007, the Group set up a new wholly-owned subsidiary, namely Bonso USA, incorporated in the State of Nevada, US. The new subsidiary will focus on the sales of industrial scales in the US market. The set up of this new subsidiary will allow Bonso to further streamline its business and to tailor market strategies in the targeted market.