Form 20-F
period 2008-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2008-11-17
CIK 846546

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


                         Commission File Number: 0-17601

                      BONSO ELECTRONICS INTERNATIONAL INC.
              ------
             (Exact name of Registrant as specified in its charter)

                             British Virgin Islands

                 (Jurisdiction of incorporation or organization)

                        Unit 1915-1916, 19/F, Delta House
                           3 On Yiu Street, Shek Mun,
                                Shatin, Hong Kong
                     -------
                    (Address of principal executive offices)

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

     5,577,639 shares of common stock, $0.003 par value, at March 31, 2008

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                 Yes [ ] No [X]

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

Large Accelerated Filer  [  ]  Accelerated Filer  [  ] Non-accelerated filer [X]

     Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]          International Financial Reporting Standards as issued
                       By the International Accounting Standards Board [ ]
Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

                             Item 17 [ ] Item 18 [ ]

If this is an annual report, indicated by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

                                 Yes [ ] No [X]

                                TABLE OF CONTENTS
                                -----------------


                                     PART I
                                                                           Page
                                                                           ----

Item 1. Identity of Directors, Senior Management and Advisors..............   5
Item 2. Offer Statistics and Expected Timetable............................   5
Item 3. Key Information....................................................   5
Item 4. Information on the Company.........................................  18
Item 4A. Unresolved Staff Comments.........................................  29
Item 5. Operating and Financial Review and Prospects.......................  29
Item 6. Directors, Senior Management and Employees.........................  47
Item 7. Major Shareholders and Related Party Transactions..................  56
Item 8. Financial Information..............................................  57
Item 9. The Offer and Listing..............................................  57
Item 10. Additional Information.................. .........................  58
Item 11. Quantitative and Qualitative Disclosures about Market Risk........  63
Item 12. Description of Securities Other Than Equity Securities............  64


                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies...................  64
Item 14. Material Modifications to the Rights of Security Holders
           and Use of Proceeds ............................................  64
Item 15. Controls and Procedures...........................................  64
Item 16. Reserved..........................................................  67
Item 16A. Audit Committee Financial Expert.................................  67
Item 16B. Code of Ethics...................................................  67
Item 16C. Principal Accountant Fees and Services...........................  68
Item 16D. Exemptions from the Listing Standards for Audit Committees.......  69
Item 16E. Purchases of Equity Securities by the Issuer
             and Affiliates Purchasers ....................................  69


                                    PART III

Item 17. Financial Statements..............................................  70
Item 18. Financial Statements......................................  F-1 to F-35
Item 19. Exhibits.........................................................
SIGNATURES................................................................

FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as "may," "will," "expect," "believe," "anticipate," "estimate," "approximate" or "continue," or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

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

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors

         Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not Applicable.

Item 3.  Key Information

     The selected consolidated financial data as of March 31, 2007 and 2008 and for each of the three fiscal years ended March 31, 2008 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report. The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars. The selected consolidated financial data set forth below as of March 31, 2004, 2005 and 2006, and for each of the two fiscal years in the period ended March 31, 2005 have been derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and Item 5 - "Operating and Financial Review and Prospects" included in this Annual Report.



                                              SELECTED CONSOLIDATED FINANCIAL DATA

Income Statement Data
(in 000's USD except per shares and per share data)

                                                                          Year Ended March 31,
                                           -------------------------------------------------------------------------------
                                               2004            2005             2006            2007(1)          2008 (1)
                                           -----------      -----------      -----------      ----------       -----------

Net sales                                  $    74,964      $    69,602      $    64,543      $    66,491      $    62,687

Cost of sales                                  (57,481)         (53,138)         (51,114)         (53,946)         (57,683)

Gross margin                                    17,483           16,464           13,429           12,545            5,004

Selling expenses                                (3,122)          (2,595)          (2,111)          (2,477)          (2,480)

Salaries and related costs                      (5,150)          (5,216)          (5,681)          (5,438)          (5,781)

Research and development expenses                 (740)            (710)            (847)            (983)            (883)

Administration and general expenses             (5,439)          (4,079)          (3,421)          (3,004)          (4,638)

Amortization of brand name                        (200)            (200)            (200)            (200)            (200)

Impairment of goodwill                            --               --               (258)            --               (843)

Impairment of brand name                          --               --               --               --             (1,597)

Impairment on share investment                    --               --               --               --               (200)

Loss from water damage                            --               --               --               (701)            --

Income (Loss) from operations                    2,832            3,664              911             (258)         (11,618)

Interest income                                     57               81              202              313              203

Interest expense                                  (500)            (417)            (504)            (626)            (693)

Foreign exchange gain (loss)                        15              (98)            (184)            (184)            (216)

Other income                                       225              372              190              302            3,440

Income (Loss) before income                      2,629            3,602              615             (453)          (8,884)
taxes and minority interest

Income tax (expense) benefit                      (402)            (266)            (131)            (918)             334

Net (loss) income before                         2,227            3,336              484           (1,371)          (8,550)
minority interest

Minority interest                                   41               14             --               --               --

Net (loss) income                                2,268            3,350              484           (1,371)          (8,550)

(Loss) earnings per share
   -  Basic                                $      0.40      $      0.59      $      0.09      ($     0.25)     ($     1.53)
   -  Diluted                              $      0.37      $      0.55      $      0.08      ($     0.25)     ($     1.53)

Weighted average shares                      5,702,015        5,646,676        5,577,639        5,577,639        5,577,639

Diluted weighted average shares              6,060,264        6,054,303        5,937,644        5,577,639        5,577,639


(1) The diluted net loss per share was the same as the basic net loss per share for the fiscal years ended March 31, 2008 and 2007 as all potential ordinary shares including the stock options and warrants are anti-dilutive and therefore excluded from the computation of diluted net loss per share.






Balance Sheet Data
(in 000's USD except per shares and per share data)


                                                                        March 31,
                                        ---------------------------------------------------------------------------
                                          2004             2005           2006 (1)           2007             2008
                                        -------          -------          -------          -------          -------

Cash and cash equivalents               $10,815          $ 9,708          $ 8,582          $ 8,118          $10,195

Working capital                         $12,901          $15,345          $16,945          $16,842          $12,900

Total assets                            $53,598          $52,463          $49,479          $47,519          $41,786

Current liabilities                     $20,190          $18,319          $15,657          $16,394          $18,098

Long-term debts and capital             $ 1,158          $   168          $     0          $    59          $   184
leases

Deferred income tax assets              $    67          $    99          $    83          $    87          $   192

Common stock                            $    17          $    17          $    17          $    17          $    17

Shareholders' equity                    $30,750          $33,932          $33,802          $31,051          $20,905

Dividends declared per share            $  0.05          $  0.10          $  0.05          $  0.05          $     0


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

Political, Legal, Economic and Other Uncertainties of Operations in China and
Hong Kong

     We Could Face Increased Currency Risks If China Does Not Maintain The
Stability Of The Hong Kong Dollar or the Chinese Renminbi. The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong
Dollars to 1.00 U.S. Dollar since 1983. From 1994 until July 2005, the Chinese
Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to
1.00 U.S. Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a "basket of currencies," which includes the US dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB is allowed to move 0.3% on a daily basis against the U.S. Dollar. The People's Bank of China, on May 21
2007, widened the RMB trading band from 0.3% daily movement against the U.S.
Dollar to 0.5%. As of October 13, 2008, the RMB was valued at 6.83 per US
Dollar. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable to our common shareholders in U.S. Dollars. In addition, China's government continues to receive significant international pressure to further liberalize its currency policy and as a result may further change its currency policy. The Chinese government in the past has expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China in July 1997.
However, there can be no assurance that the Hong Kong Dollar will remain pegged against the U.S. Dollar or the Chinese Renminbi will not be allowed to fluctuate more than 0.5% on a daily basis. If the current exchange rate mechanism is changed, we face increased currency risks, which could have a material adverse effect upon the Company.




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

     Our Results Will Likely Be Affected By The Recent Global Economic Downturn.
In 2008, global economic conditions have experienced a downswing from the effects of the subprime mortgage crisis, general credit crisis, collateral effects on the finance and banking industries, volatile energy costs, slower economic activity, decreased consumer confidence, reduced corporate profits and adverse business conditions. These conditions make it difficult for our customers, our vendors and us to forecast and plan future business activities or expansion accurately. They appear to have caused and may continue to cause companies worldwide to slow spending generally, and our customers to slow ordering and spending on our products specifically. If orders from our customers continue to shrink because of these macroeconomic effects, our business, financial condition and results of operations will in turn likely be materially and adversely affected.

     We cannot predict the timing or duration of the economic slowdown in the electronics manufacturing industry in which we serve. Therefore, management has focused on our strategy to improve production efficiencies, broaden our product range, and penetrate into new markets. We plan to concentrate on reducing overhead costs and improving resources utilization. These actions will increase our profitability and new products development to meet new requirements from customers.

     The economy of China has been experiencing significant growth, leading to some inflation. If the government tries to control inflation by traditional means of monetary policy or returns to planned economic techniques, our business will suffer a reduction in sales growth and expansion opportunities. The rapid growth of the PRC economy has historically resulted in high levels of inflation.




If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown may reduce our revenues. If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

     Changes to PRC tax laws and heightened efforts by the China's tax authorities to increase revenues are expected to subject us to greater taxes.
Under prior PRC law, we have been afforded a number of tax concessions by, and tax refunds from, China's tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. On March 16, 2008, the National People's
Congress approved the Corporate Income Tax Law of the People's Republic of China
(the "new CIT Law"). The new CIT Law increases the corporate income tax rate for foreign invested enterprises to 25% with effect from January 1, 2009, which would likely increase our tax burden in the future. The new CIT Law provides that further detailed measures and regulations on the determination of taxable profit, tax incentives and grandfathering provisions will be issued by the State
Council in due course. As and when the State Council announces the additional regulations, we will assess their impact, if any. Under the new income tax law, apart from those qualified as high-tech enterprises, most domestic enterprises and foreign invested enterprises would be subject to a single PRC enterprise income tax rate and gradually transition to the new tax rate of 25% within five years. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

     We Face Risks By Operating In China, Because The Chinese Legal System
Relating To Foreign Investment And Foreign Operations Like Bonso's Is Evolving
And The Application Of Chinese Laws Is Uncertain. The legal system of China relating to foreign investments is continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law. Further, various disputes may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination. Continued uncertainty relating to the laws in China and the application of the laws could have a material adverse effect upon us and our operations in China.




     We Could Be Adversely Affected If China Changes Its Economic Policies In
The Shenzhen Special Economic Zone Where We Operate. In August 1980, the Chinese government passed "Regulations for The Special Economy Zone of Guangdong
Province" and officially designated a portion of Shenzhen as The Shenzhen
Special Economy Zone. Foreign enterprises in these areas benefit from greater economic autonomy and special tax incentives than enterprises in other parts of China. Changes in the policies or laws governing The Shenzhen Special Economy
Zone could have a material adverse effect on us. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China, which could have a material adverse effect on us and our operations near Shenzhen.

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

     If Our Sole Factory Were Destroyed Or Significantly Damaged As A Result of
Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected. All of our products are manufactured at our manufacturing facility located in Shenzhen, China. Fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. Apart from our China operation, the warehouse and storage facility in Germany and Canada are also subject to the risks of loss or damage due to fire, flood, or any other natural disaster. We currently maintain property damage insurance aggregating approximately $23.14 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance.
Investors are cautioned that material damage to, or the loss of, our factory due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

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

     Future Changes In The Labor Laws In China May Result In The Continued
Increase In Labor Costs. During the fiscal years ended March 31, 2007 and 2008, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate. Any future changes in the labor laws in the PRC could result in us having to pay increased labor costs. There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

     If we were to lose our existing banking facilities or those facilities were substantially decreased or less favorable terms were imposed upon us, the Company could be materially and adversely affected. We maintain banking facilities with a number of different banks, which are typically subject to renewal on an annual basis. Certain of our short-term bank loans (i.e., aggregating approximately US$20.9 million) were renewed subsequent to our fiscal year end. We have other banking facilities aggregating approximately US$6.0 million that we expect to renew in the coming months.

     We use our banking facilities to fund our working capital requirements. In recent months, the credit markets in Hong Kong and throughout the world have tightened and experienced extraordinary volatility and uncertainty. We have had discussion with several of our banks and believe that the availability of our banking facilities will continue on terms that are acceptable to us. However, as a result of changes in the capital or other legal requirements applicable to the banks that provide our banking facilities or if our financial position and operations were to deteriorate further, our costs of borrowing could increase or the terms of our banking facilities could be changed so as to impact our liquidity. If we are unable to obtain needed capital on terms acceptable to us, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Risk Factors Relating to Our Business

     We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales
Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue.
If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our
Business Will Be Negatively Impacted. Traditionally, we have relied upon 3 customers for a significant portion of our sales during the fiscal year. During the fiscal years ended March 31, 2006 and March 31, 2007, the same three customers accounted for approximately 48% of our sales for both years. During the fiscal year ended March 31, 2008, they accounted for 50% of our sales. We do not enter into long-term contracts with our customers, but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

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

     Our Sales Through Retail Merchants Result In Seasonality And Susceptibility
To A Downturn In The Retail Economy And Sales Variances Resulting From Retail
Promotional Programs. A significant amount of our net sales, $13,484,460 during the fiscal year ended March 31, 2008 is the result of sales of bathroom and kitchen scales to retail merchants in Europe by Korona Haushaltswaren GmbH & Co.
KG ("Korona"), a subsidiary of the Company. In addition, many of our other customers sell to retail merchants. Accordingly, these portions of our customer base are susceptible to a downturn in the retail economy. A greater number of our sales of scales and telecommunications products occur between the months of April and September for shipment in the summer in preparation of the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. However, past sales patterns may not be indicative of future performance. A significant portion of our sales in Europe is attributable to the promotional programs of our retail industry customers. These promotional programs result in significant orders by customers who do not carry our products on a regular basis. We cannot assure you that promotional purchases by our retail industry customers will be repeated regularly, or at all. Further, our promotional sales could cause our quarterly results to vary significantly. The reduction in promotional purchases would likely have a material adverse effect upon our results of operations.

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




     Pressure By Our Customers To Reduce Prices And Agree To Long-Term Supply
Arrangements May Cause Our Net Sales Or Profit Margins To Decline. Our customers are under pressure to reduce prices of their products. Therefore, we expect to experience increasing pressure from our customers to reduce the prices of our products. Continuing pressure to reduce the price of our products could have a material adverse effect upon our business and operating results. Our customers frequently negotiate supply arrangements with us well in advance of placing orders for delivery within a year, thereby requiring us to commit to price reductions before we can determine if we can achieve the assumed cost reductions. We believe we must reduce our manufacturing costs and obtain higher volume orders to offset declining average sales prices. Further, if we are unable to offset declining average sales prices, our gross profit margins will decline, which would have a material adverse effect upon our results of operations.

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

     Certain Subsidiaries Of The Company Received On-going Enquiries From The
Local Tax Authorities During The Year. If The Subsidiaries Were Finally Held
Liable For Such Additional Taxation, Our Consolidated Net Income And The Value
Of Your Investment Could Be Substantially Reduced. During the fiscal years ended
March 31, 2008 and 2007, certain of our subsidiaries were and continue to be subject to enquiries from the local tax authorities. Upon the adoption of FIN
48, "Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB
Statement No. 109", or FIN 48, the Company recorded a provision of approximately
$2,164,000 in relation to uncertain tax positions as of April 1, 2007. The assessment is subject to final determination by the local tax authorities and may be different from what we have recorded as a provision. As such, there can be no assurance that the enquiry will not result in imposing additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations.

     Contractual Arrangements We Have Entered Into Among Us And Our Subsidiaries
May Be Subject To Scrutiny By The Respective Tax Authorities And A Finding That
Bonso And Its Subsidiaries Owe Additional Taxes Could Substantially Reduce Our
Consolidated Net Income And The Value Of Your Investment. We could face material and adverse tax consequences if the respective tax authorities determine that the contractual arrangements among our subsidiaries and Bonso do not represent an arm's length price and adjust Bonso or any of its subsidiaries' income in the form of a transfer pricing adjustment. Bonso did not consider the need to make a tax provision in this respect. However, there can be no assurance that the assessment performed by the local tax authorities will result in the same position. A transfer pricing adjustment could, among other things, result in a reduction, for tax purposes, of expense deductions recorded by Bonso or any of its subsidiaries, which could in turn increase its tax liabilities. In addition, the tax authorities may impose late payment fees and other penalties to our affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities' tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

     Increased Prices For Raw Materials May Have A Negative Impact Upon Us.
During the fiscal years ended March 31, 2006, 2007 and 2008, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials.
If oil prices continue to increase, it will likely result in an increase in the costs of components to us as well as an increase in our operating expenses, which may have a material adverse effect upon our business and results of operations.

     We May Face An Increased Shortage Of Factory Workers. During the fiscal years ended March 31, 2006, March 31, 2007 and March 31, 2008, we experienced labor shortages for factory workers. Due to increases in demand for workers in China, we cannot assure you that we can adequately staff the factory. The ability to adequately staff our factory could have a material impact on production, which could lead to delays in shipments or missed sales. In the event that we have delayed or lost sales, we may need to deliver goods by air at our cost to ensure that our products arrive on time, which would likely result in an increase in air freight costs, vendor fines and could result in missed sales, any of which could have a material adverse effect upon our business and our results from operations. We will reduce the labor requirements by sub-contracting out some production processes that our sub-contractor has a competitive advantage in the cost of production for the fiscal year ended March
31, 2009. We will benefit from the lower cost of production and higher business flexibility. We intend to monitor the quality from outsourcing through our incoming quality control process; however, we cannot guarantee the ability of our sub-contractors to deliver goods on time.

     We Face Increasing Competition In Our Industry And May Not Be Able To
Successfully Compete With Our Competitors. Our business is in an industry that is becoming increasingly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have, and as a result, we may be unable to compete successfully with these competitors. We compete with scale manufacturers in the Far East, the United States, and Europe. We believe that our principal competitors in the scale and telecommunications market are other OEM and original design manufacturer "ODM" manufacturers, and all companies engaged in the branded, ODM and OEM business. Both the scale and the telecommunications markets are highly competitive and we face pressures on pricing and lower margins as evidenced by the decline in margins that we have experienced with our scale and telecommunications products. Lower margins may affect our ability to cover our costs, which could have a material negative impact on our operations and our business.

     We Are Controlled By Our Management, Whose Interest May Differ From Those
Of The Other Shareholders. As of October 7, 2008, Mr. Anthony So, our founder and Chairman, beneficially owns approximately 36.41% of the outstanding shares of common stock, including shares underlying his outstanding options, or 29.16% without including his outstanding options. Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control our business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities. Mr. So may be able to prevent or cause a change in control. We also may be prevented from entering into transactions that could be beneficial to us without Mr. So's consent. The interest of our largest shareholder may differ from the interests of other shareholders.

     We have identified Material Weaknesses in our Internal Controls over Financial Reporting. We became subject to Section 404 of the Sarbanes-Oxley Act of 2002 during the fiscal year ended March 31, 2008, which requires us to include a report on the effectiveness of our internal controls over financial reporting. In connection with the preparation of this Annual Report, management of the Company identified material weaknesses in the Company's internal controls over financial reporting. Because of these material weaknesses, there is heightened risk that a material misstatement of our financial statements will not be prevented or detected. We intend to take steps to remediate our material weaknesses, including hiring additional accounting and finance personnel and engaging consultants, but we cannot assure you that our efforts to remediate these internal control weaknesses will be successful, that similar material weaknesses will not recur or that we will not identify new material weaknesses.
In the event that we do not adequately remedied these material weaknesses, and if we fail to maintain proper and effective internal controls in future periods, we could become subject to potential review by the NASDAQ, the Securities and Exchange Commission or other regulatory authorities, which could (i) require additional financial and management resources, (ii) compromise our ability to run our business effectively, (iii) cause investors to lose confidence in our financial reporting, and (iv) result in a reduction in the price of our Common
Stock.

     Compliance Costs With Recently Enacted Changes In The Securities Laws And
Regulations Pursuant To The Sarbanes-Oxley Act of 2002 Will Increase Our Costs.
The Sarbanes-Oxley Act of 2002 that became law in July 2002 has required changes in some of our corporate governance, securities disclosure, accounting and compliance practices. In response to the requirements of that act, the Securities and Exchange Commission and the NASDAQ have promulgated new rules on a variety of subjects. Compliance with these rules as well as the Sarbanes-Oxley
Act of 2002, including but not limited to compliance with Section 404 that requires management to assess the effectiveness of its internal control over financial reporting, has increased our legal, financial and accounting costs, and we expect the cost of compliance with these new rules to be permanent.
Further, the new rules may increase the expenses associated with our director and officer liability insurance.

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




     Our Results Could Be Affected By Changes In Currency Exchange Rates.
Changes in currency rates involving the Canadian Dollar, Hong Kong dollar, Chinese Renminbi, British Pounds or the Euro could increase our expenses. During the fiscal years ended March 31, 2006, 2007 and 2008, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $184,000, $184,000 and $216,000 respectively. Generally, our revenues are collected in United States Dollars, Euros and Canadian Dollars. Our costs and expenses are paid in United States Dollars, Canadian Dollars, Hong
Kong Dollars, British Pound, Euros and Chinese Renminbi. We face a variety of risks associated with changes among the relative value of these currencies. An appreciation of the Canadian Dollar, Chinese Renminbi, Hong Kong Dollar, British
Pound, or the Euro against the U.S. Dollar would increase our expenses when translated into U.S. Dollars and could materially and adversely affect our margins and results of operations. In addition, a significant devaluation in the Canadian Dollar, Chinese Renminbi, Hong Kong Dollar, British Pound or Euro could have a material adverse effect upon our results of operations.

     Protection And Infringement Of Intellectual Property. Except for three patents held by Gram Precision Scales Inc. ("Gram Precision"), the trademark for KORONA and twelve trademarks currently held by Gram Precision, we have no patents, licenses, franchises, concessions or royalty agreements that are material to our business. We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus. Unauthorized parties may attempt to copy aspects of our products or trademarks or to obtain and use information that we regard as proprietary.
Policing unauthorized use of our products is difficult. Our means of protecting our proprietary rights may not be adequate. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our failure to adequately protect our proprietary rights may allow third parties to duplicate our products or develop functionally equivalent or superior technology. In addition, our competitors may independently develop similar technology or design around our proprietary intellectual property.

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

Certain Legal Consequences of Foreign Incorporation and Operations

     Judgments Against The Company And Management May Be Difficult To Obtain Or
Enforce. We are a holding corporation organized under the laws of the British
Virgin Islands and our principal operating subsidiaries are organized under the laws of Hong Kong and the laws of the Peoples' Republic of China. Our principal executive offices are located in Hong Kong and the Peoples' Republic of China, Korona is located in Germany and Gram Precision is located in Canada. Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of federal securities laws. In addition, most of our officers and directors reside outside the United States and the assets of these persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons, or to enforce against the Company or these persons judgments predicated upon the liability provisions of United States federal securities laws. Our Hong Kong counsel and our British Virgin Islands counsel have advised that there is substantial doubt as to the enforceability against us or any of our directors or officers in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of federal securities laws.

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

Item 4.  Information on the Company

History and Development of the Company

     Bonso Electronics International Inc. was formed on August 8, 1988 as a limited liability company under the laws of the British Virgin Islands under the name "Golden Virtue Limited." On September 14, 1988, we changed our name to
Bonso Electronics International, Inc. We operate under the BVI Business
Companies Act.




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

     In April 2007, we set up a new wholly-owned subsidiary, Bonso USA Inc.
Bonso USA Inc. focuses on the sales of industrial scales in the US market. We intend to dissolve Bonso USA, Inc.

     Our corporate administrative matters are conducted through our registered agent, HWR Services Limited, P.O. Box 71, Road Town, Tortola, British Virgin
Islands. Our principal executive offices are located at Unit 1915-1916, 19/F, Delta House, 3 On Yiu Street, Shek Mun, Shatin, Hong Kong. Our telephone number is 852-2605-5822, our facsimile number is 852-2691-1724, our e-mail address is info@bonso.com and our website is www.bonso.com.

     Our principal capital expenditures for property, plant and equipment over the last three years is set forth below:

                                        2006               2007              2008
                                     -----------         --------         ----------

Property Plant & Equipment           $1,340,134          $342,110         $2,683,440


     Our capital expenditures include the purchase of machinery used in the production of certain of our products.

     All of the foregoing capital expenditures were financed principally from internally generated funds.

     In November, 2006, Bonso entered into a land purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire a piece of land of approximately
146,673 square meters for future expansion of the Company's operations in XinXing. Pursuant to the land purchase agreement, the total consideration will be approximately $1,472,000 (RMB 11,145,500). In July 2007, the Company paid a deposit of approximately $610,000 (RMB 4,617,900), and the remaining balance was paid in October 2007. During the year ended March 31, 2008, the Group prepaid
$150,325 (RMB 1,050,000) for the acquisition of the right to use another piece of land in XinXing, the total consideration for which will be $501,083 (RMB
3,500,000).

     This new piece of land is more than triple the size of the land upon which the Company's existing facilities are located in Shenzhen, China. It is expected that the land transfer will be completed in 2009 and the first phase of construction of the new manufacturing facilities will commence in 2011.



Business Overview


     Bonso Electronics International Inc. designs, develops, produces and sells electronic sensor-based and wireless products for private label Original
Equipment Manufacturers (individually "OEM" or collectively "OEM's"), Original
Brand Manufacturers (individually "OBM" or collectively "OBM's") and Original
Design Manufacturers (individually "ODM" or collectively "ODM's").

     Since 1989, we have manufactured all of our products in China in order to take advantage of the lower overhead costs and competitive labor rates. Our factory is located in Shenzhen, China, about 50 miles from Hong Kong. The convenient location permits us to easily manage manufacturing operations from Hong Kong and facilitates transportation of our products out of China through the ports of Hong Kong and Yantian (Shenzhen).

Products

     Our sensor-based scale products are comprised of bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 67% of revenue for the fiscal year ended March 31, 2006, 75% for 2007 and 70% for 2008.
We believe that our industrial scales will continue to be a larger portion of our scales revenue as we are able to secure orders from our major customers.

     Our wireless telecommunications products are primarily comprised of two-way radios and cordless telephones that are used in consumer and commercial applications. These products accounted for 32% of revenue for the fiscal year ended March 31, 2006, 24% for 2007 and 29% for 2008. We believe that sales of our telecommunications products will remain stable.

     We also receive revenue from certain customers for the development and manufacture of tooling and molding for scales and telecommunication products.
Generally, these tools and moulds are used by us for the manufacture of products. We also generate some sales of scrape materials. These revenues accounted for approximately 1% of net sales for the fiscal years ended March 31, 2006, 2007 and 2008.

     The following table sets forth the percentage of net sales for each of the product lines mentioned above, for the fiscal years ended March 31, 2006, 2007, and 2008:


                                                      Year ended March 31,
                                         -----------------------------------------
Product Line                             2006               2007              2008
Scales                                    67%                75%               70%
Telecommunications Products               32%                24%               29%
Others                                     1%                 1%                1%
Total                                    100%               100%              100%


Business Strategy

     We believe that our continued growth depends upon our ability to strengthen our customer base by enhancing and diversifying our products, increasing the number of customers and expanding into additional markets, while maintaining or increasing sales of our products to existing customers. Our continued growth and our ability to become profitable are also dependent upon our ability to control production costs and increase production capacity. Our strategy to achieve these goals is as follows:

     Product Enhancement And Diversification. We continually seek to improve and enhance our existing products in order to provide a longer product life-cycle and to meet increasing customer demands for additional features. Our research and development staff is currently working on a variety of projects to enhance our existing scale products and products for the telecommunications industry and the postal scale/meter market. See "Products, Research and Development /
Competition" below.

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

     Market And Product Expansion. We have significantly expanded our marketing efforts in the United States, Canada and Europe. We have primarily done this through the acquisitions of Gram Precision and Korona, and through efforts to introduce the Korona brand name and products into the United States. Further, we have taken significant steps to expand the products that we sell and to position ourselves as both ODM's and OEM's for other companies that require a manufacturing partner with our capabilities. We intend to increase our marketing and sales efforts with both existing and potential customers.

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

     Increasing Production Capacity. We have significantly expanded our production capacity by leasing additional factory and dormitory buildings immediately adjacent to our factory in China. We have the opportunity to increase our capacity through the construction and/or leasing of additional factory and dormitory space near our factory in China. Further, in November
2006, Bonso entered into a land purchase agreement to acquire approximately
146,673 square meters of land for future expansion in XinXing, China. We intend to carefully monitor our capacity needs and to expand capacity as necessary.




Customers and Marketing

     We sell our products primarily in the United States and Europe. Customers for our products are primarily OEM's, OBM's and ODM's, which market the products under their own brand names. We continue to market our products to OEM's, OBM's and ODM's at trade shows, via e-mail and facsimile. Gram Precision engages in the distribution and marketing of pocket and industrial scales in the United
States, Canada, and Europe. Korona engages in the distribution and marketing of electronic and mechanical body and kitchen scales directly to the retail and catalogue markets in Europe.

     Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 2006, 2007 and 2008.

                                                         Year ended March 31:
                             --------------------------------------------------------------------------------
                                     2006                        2007                          2008
                             ---------------------       --------------------          ----------------------
United States                $37,352,618        58%      $36,432,384       55%         $31,810,515         51%
of America

Germany                      $13,302,506        21%      $17,545,242       26%         $17,283,135         27%

Other EC                     $10,259,900        15%       $7,219,581       11%          $8,412,168         13%
Countries

Asia and Others               $3,627,939         6%       $5,294,173        8%          $5,180,683          9%


Total                        $64,542,963       100%      $66,491,380      100%         $62,686,501        100%


     We maintain a marketing and sales team of 12 people in China, a marketing team of 3 people in Canada for Gram Precision and a sales team of 10 people at Korona in Germany (including 6 sales representative and sales agents and 4 persons who are directly employed by Korona). Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customer's specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives, and through the use of direct mail catalogues and product literature. Korona sells its products primarily through direct contact by sales teams with customers. External sales agents may be hired to conduct sales and we may pay commissions to the agents in connection with the sales.
During the fiscal years ended March 31, 2006, 2007 and 2008 we recorded total commission payments of $379,162, $543,349 and $626,116, respectively. In addition, our marketing teams contact existing and potential customers by telephone, mail, facsimile, and in person.




     Our major electronics sensor customer and the percent of sales for the prior three fiscal years are below:

                                                      Percent of Sales - Year ended March 31:
                                                 ----------------------------------------------------

   Electronics Sensor Customers                  2006                     2007                   2008

Sunbeam Products, Inc.                            16%                      23%                    21%


     A list of our major telecommunications customers for each of the prior three fiscal years follows:

                                                      Percent of Sales - Year ended March 31:
                                                 -----------------------------------------------------

          Telecommunications                     2006                     2007                    2008
               Customer

          TTI Tech Co., Ltd.                      16%                      12%                    15%

     Global Link Corporation Ltd.                 16%                      13%                    14%


     Sales of our products to OEM's and ODM's accounted for approximately 70% of our total net sales in the years ended March 31, 2006 and 2007 and 77% for the year ended March 31, 2008. Korona contributed $13,672,447 or 21% of total net sales for the year ended March 31, 2006, $13,437,337 or 20% of total net sales for the year ended March 31, 2007 and $13,484,460 or 21% of total net sales for the year ended March 31, 2008. Gram Precision contributed $5,571,132 or 9% of total net sales for the year ended March 31, 2006, $4,767,667 or 7% of total net sales for the year ended March 31, 2007 and $3,706,420 or 6% of total net sales for the year ended March 31, 2008.

Component Parts and Suppliers

     We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components. We purchase components for our products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and China.

     During the fiscal years ended March 31, 2006, March 31, 2007 and March 31,
2008, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials. Further, we believe that costs of component parts have also increased due to an increase in worldwide demand for electronic components such as those used in the production of our products. We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier and allowing for longer delivery lead times. Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.

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

     The European Union has enacted the Restriction of the Use of Certain
Hazardous Substances in Electrical and Electronic Equipment Directive ("RoHS").
RoHS prohibits the use of certain substances, including lead, in certain products. We believe that we are in compliance with RoHS and have a supply of compliant components from suppliers.

Patents, Licenses, Trademarks, Franchises, Concessions and Royalty Agreements

     We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus. Also, we have acquired the trademark registration rights to the KORONA mark for 16
European countries and in the United States. Gram Precision has 3 patents for scales and 12 trademarks.

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




Product Research and Development/Competition

     The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of and in accordance with the specifications provided by the OEM's, OBM's and ODM's. We believe our engineering and product development capabilities are important to the future success of our business. As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications. Some of our product design, research, and development activities are customer funded and are under agreements with specific customers for specific products. We have successfully lowered the costs for our research and development team by moving most research and development activities to our facility in China. We principally employ Chinese engineers and technicians at costs that are substantially lower than that would be required in Hong Kong. At
March 31, 2008, we employed 65 individuals in Hong Kong and China for our engineering staffs, which are at various times engaged in research and development. The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of and in accordance with the specifications provided by the ODM's and OEM's. We anticipate hiring additional research and development personnel to meet the increased demand for scale products.

     The manufacturing and sale of electronic sensor-based and wireless products is highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management's reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses, aggregated $847,401 during the fiscal year ended March 31, 2006, $983,172 during the fiscal year ended March 31, 2007 and $883,304 during the fiscal year ended March 31, 2008.

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




Organizational Structure

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

     In April 2007, we set up a wholly-owned subsidiary, Bonso USA, Inc., a Nevada corporation. In August 2008, management made the decision to dissolve
Bonso USA, Inc. because of poor performance. The Group will handle all of the business previously handled by Bonso USA, Inc., through its other subsidiaries.

Property, Plant and Equipment

     British Virgin Islands

     Our offices are located at Cragmuir Chambers, Road Town, Tortola, British
Virgin Islands. Only corporate administrative matters are conducted at such offices, through our registered agent, HWR Services Limited.

     Hong Kong

     We lease approximately 2,045 square feet of office space located at Unit
1915-1916, 19/F, Delta House, 3 On Yiu Street, Shek Mun, Shatin, Hong Kong as our principal executive office. The monthly lease payment is $3,933, and the lease expires on January 28, 2011.

     We own approximately 4,593 square feet at Unit C & D, 8th floor of the Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Shatin, New
Territories, Hong Kong. This facility now is used exclusively as warehouse space.

     We own a residential property in Hong Kong, which is located at Savanna
Garden, House No. 27, Tai Po, New Territories, Hong Kong. House No. 27 consists of approximately 2,475 square feet plus a 177 square foot terrace and a 2,308 square foot garden area. The use of House No. 27 is provided as quarters to Mr.
Anthony So, the Chairman, Chief Executive Officer and Chief Financial Officer of the Company.




     On March 31, 2008, we sold our office that was located at Unit 1106 - 1110, 11/F, Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong. The total sales price was $4,875,513, and Bonso realized a gain on the sale of $3,123,983.

     China

     Our existing factory in China is located at Shenzhen in the DaYang
Synthetical Development District, close to the border between Hong Kong and China. This factory consists of five factory buildings, which contain approximately 333,000 square feet, four workers' dormitories, containing approximately 181,000 square feet, a canteen and recreation center of approximately 25,500 square feet, an office building, consisting of approximately 25,500 square feet, and two staff quarters for our supervisory employees, consisting of approximately 35,000 square feet, for a total of approximately 600,000 square feet. All of the facilities noted above are wholly-owned, except three factory buildings and two workers' dormitories with approximately 200,000 square feet. We pay a monthly management fee of $2,635 pursuant to a Contract on the Management of Land with Shenzhen Baoan Fuan
Industrial Company for our own premises.

     We also own one residential property in Shenzhen, which is located at Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng Baoan
Shenzhen, China. It consists of approximately 1,591 square feet and is utilized by directors when they require accommodations in China.

     We also own two office units in Beijing, namely Units 12 and 13 on the 3rd floor, Block A of Sunshine Plaza in Beijing, China. Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet. One Unit is rented to unaffiliated third parties for an aggregate monthly rental of RMB 9,692, or approximately $1,419.

     In November, 2006, Bonso entered into a land purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire a piece of land of approximately
146,673 square meters for future expansion of the Company's operations in XinXing. Pursuant to the land purchase agreement, the total consideration will be approximately $1,472,000 (RMB 11,145,500). In July 2007, the Company paid a deposit of approximately $610,000 (RMB 4,617,900). During the year ended March
31, 2008, the Group prepaid $150,325 (RMB 1,050,000) for the acquisition of the right to use another piece of land in XinXing. The total consideration for the land will be $501,083 (RMB 3,500,000).




     Germany

     Korona leases approximately 885 square meters of office space located at Auf den Huttenberg 1-3, 35428 Langgons-Niederkleen, Germany. This facility is used as Korona's principal executive offices and the monthly rent for this facility is Euros 6,567.74. Korona has an agreement with a logistic company that the logistic company handles the storage, receipt and shipping of all goods, the monthly rent is Euros 31,390, and the lease expires on June 30, 2010.

     Poland

     Korona leases approximately 86 square meters of office space located at ul.
Podmiejska 18, 01-498 Warszawa. The facility is used as office space and the monthly rent for this facility is Euros 533. This lease expires on July 31, 2010.

     United States

     Bonso USA Inc. leased approximately 3,070 square feet of office and warehouse space located at 11 Millpond Drive, Unit 4, Lafayette, NJ 07848. This facility was used as office space and warehouse and the monthly rent for this facility was $2,800. This lease expires on April 30, 2010.

     Canada

     Gram Precision leases approximately 10,800 square feet of office and warehouse space located at 2855 Argentia Road, Unit 1, Mississauga, Ontario, L5N
8G6, Canada. The monthly rent for this facility is CDN 9,969. This lease expires on April 30, 2010.

Adequacy of Facilities

     We believe the manufacturing complex will be adequate for our reasonably foreseeable needs.

 Item 4A.  Unresolved Staff Comments

     Not Applicable.

 Item 5.  Operating and Financial Review and Prospects

     The following discussion and analysis should be read in conjunction with
Item 3 - "Key Information - Selected Financial Data" and the Consolidated
Financial Statements and Notes to Consolidated Financial Statements attached elsewhere in this Annual Report.

Overview

     We derive our revenues principally from the sale of sensor-based and wireless products manufactured in China, which represent 70% and 29% of total sales for the fiscal year ended March 31, 2008, respectively. As mentioned in
Item 3 - "Key Information - Risk factors relating to our business," we are dependent upon a limited number of major customers for a significant portion of our revenues. Our revenues and business operation will be subject to fluctuation if there is a loss of orders from any of our largest customers. Further, the pricing of our scales and telecommunication products are becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed approximately 78% of our revenue during the fiscal year ended March
31, 2008.

     In the fiscal year ended March 31, 2006 net sales were approximately
$64,543,000 and net income was approximately $484,000. During the fiscal year ended March 31, 2007 net sales were approximately $66,491,000 and net loss was approximately $1,371,000. During the fiscal year ended March 31, 2008, net sales were approximately $62,687,000 and net loss was approximately $8,550,000.

     Costs are increasing in China and our labor costs represented approximately
8.8% of our total production costs in the fiscal year ended March 31, 2008, compared to 10.7% in the fiscal year ended March 31, 2007. Although labor costs as a percentage of total production costs have decreased, the total labor costs for fiscal 2008 have actually increased compared to fiscal 2007. This was due to an increase in the minimum wage set by the PRC government, partly offset by the decrease in the number of workers. We believe that increased labor costs in China will have a significant effect on our total production costs or results of operations, and that we will not be able to continue to increase our production at our manufacturing facility without substantially increasing our non-production salaries and related costs. There can be no assurance that labor costs will not further increase or that any additional increase in labor costs will not have a material adverse effect upon our results of operations.

     We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future. However, the prices for raw materials increased significantly during the fiscal year ended March 31, 2008 as a result of the increase in oil prices. There can be no assurance that raw material costs will not further increase or that any additional increase in raw material costs will not have a material adverse effect upon our results of operations.




Operating Results

         The following table sets forth selected income data as a percentage of net sales for the periods indicated:


                                                                 Fiscal Year Ended
                                               -------------------------------------------------
Income Statement Data                          2006                  2007                  2008
---------------------                          -----                 -----                 -----

Net sales                                      100.0                 100.0                 100.0
Cost of sales                                  (79.2)                (81.1)                (92.0)
Gross margin                                    20.8                  18.9                   8.0
Selling expenses                                (3.3)                 (3.7)                 (4.0)
Salaries and related costs                      (8.8)                 (8.2)                 (9.2)
Research and development expenses               (1.3)                 (1.5)                 (1.4)
Administration and general expenses             (5.3)                 (4.5)                 (7.4)
Amortization of brand name                      (0.3)                 (0.3)                 (0.3)
Impairment of goodwill                          (0.4)                   --                  (1.3)
Impairment of brand name                          --                    --                  (2.6)
Impairment of share investment                    --                    --                  (0.3)
Loss from water damage                            --                  (1.1)                  --
Income (loss) from operations                    1.4                  (0.4)                (18.5)
Interest income                                  0.3                   0.5                   0.3
Interest expense                                (0.8)                 (0.9)                 (1.1)
Foreign exchange loss                           (0.3)                 (0.3)                 (0.3)
Other income                                     0.3                   0.4                   5.5
Income before income taxes and                   1.0                  (0.7)                (14.1)
minority interest
Income tax expense                              (0.2)                 (1.3)                  0.5
Minority interest                                0.0                   0.0                   0.0
Net (loss) income                                0.8                  (2.0)                (13.6)


Fiscal year ended March 31, 2008 compared to fiscal year ended March 31, 2007

     Net Sales. Our sales decreased approximately $3,804,000 or 5.7% from approximately $66,491,000 for the year ended March 31, 2007, to approximately
$62,687,000 for the year ended March 31, 2008. The decrease in sales was primarily the result of decreased sales orders for scales products. Sales of our scales and others business decreased 12.2% from approximately $50,243,000 for the year ended March 31, 2007, to approximately $44,089,000 for the year ended
March 31, 2008, and sales for telecommunications products increased 14.5% from approximately $16,248,000 for the year ended March 31, 2007, to approximately
$18,598,000 for the year ended March 31, 2008. The decrease in sales for scale products was the result of a decline in orders from some of our customers. The increase in sales for telecommunications products was caused by an increase in orders from our major telecommunications customers.




     Gross Margin. Gross margin as a percentage of revenue declined to approximately 8.0% during the year ended March 31, 2008 as compared to approximately 18.9% during the year ended March 31, 2007. The Company was confronted with a very difficult operating environment in this fiscal year.
Rising prices for some key raw materials like plastic resins and stainless steel drove up the production costs for the Company. Rising labor costs also increased our production costs. Furthermore, the Company paid more for the raw materials because of the appreciation of Chinese Renminbi against US Dollars during the year. Also, we wrote off $2,457,510 of obsolete inventories. In addition, the Company was not able to reflect fully the increase in material and labor costs in its selling prices. As a result of these factors, our gross profit margin decreased by 10.9% when compared to the prior fiscal year.

     Selling Expenses. Selling expenses increased by approximately $3,000 or 0.1% from approximately $2,477,000 for the year ended March 31, 2007 to approximately $2,480,000 for the year ended March 31, 2008. During fiscal 2008, there was an increase in the proportion of sales made through external sales agents relative to sales made through internal salespersons. This resulted in an increase in commissions paid to external sales agents, offset by a decrease in salaries to our internal salespersons.

     Salaries And Related Costs. Salaries and related costs increased by approximately $343,000 or 6.3% from approximately $5,438,000 for the year ended
March 31, 2007 to approximately $5,781,000 for the year ended March 31, 2008.
This increase was primarily the result of increased salary to employees, and appreciation of Chinese Renminbi, Euros and Canada Dollars against US Dollars.

     Research And Development. Research and development expenses decreased approximately $100,000 or 10.2% from approximately $983,000 for the year ended
March 31, 2007 to approximately $883,000 for the year ended March 31, 2008. The decrease in research and development was primarily the result of a reduction in the number of engineers employed. Research and Development as a percentage of revenue decreased to 1.40% during the year ended March 31, 2008 as compared to 1.48% during the year ended March 31, 2007.

     Administration And General Expenses. Administration and general expenses increased by approximately $1,634,000 or 54.4% from approximately $3,004,000 for the year ended March 31, 2007 to approximately $4,638,000 for the year ended
March 31, 2008. This increase was primarily the result of increased expenses in professional fees for tax advisory services, audit fees, and operating expenses for Bonso USA, Inc. An increase in bank charges of approximately $120,000 was due to facilitating insurance coverage through factoring for open accounts to customers. Furthermore, the company recognized a provision for $869,995 for bad debts.

     Amortization Of Brand Names. During the years ended March 31, 2007 and 2008 we amortized $200,000 relating to the brand names acquired upon the acquisition of Korona. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

     Impairment Of Goodwill. Based on the assessment for the year ended March
31, 2008, the Group made a provision for impairment of approximately $843,000 for one of the subsidiaries, Gram Precision, due to deteriorating business conditions, which we believe was primarily caused by the subprime credit crisis and higher purchase costs as a result of the increase in oil prices during the second half of fiscal 2008. The reporting unit's operating results for fiscal
2008 were used as a basis for management's discounted cash flow analysis in determining the reporting unit's fair value. There was no impairment loss recognized during the fiscal year ended March 31, 2007.

     Impairment Of Brandname. Management performed an impairment assessment of the brand name of one of the subsidiaries, Korona, due to continuing losses incurred by Korona and the diminishing price premium that Korona was able to realize on its branded products since the last quarter of fiscal 2008. Based on the assessment for the year ended March 31, 2008, the Group recorded an impairment charge on the brand name of approximately $1,597,000. There was no impairment loss recognized during the fiscal year ended March 31, 2007.

     Impairment Of Share Investment. Based on the assessment for the year ended
March 31, 2008, the Group made a provision for impairment of $200,000 for its investment in a private company, since the value of the investment had become uncertain during the fiscal year. There was no impairment loss recognized during the fiscal year ended March 31, 2007.

     Loss from Water Damage. During the fiscal year ended March 31, 2007, we incurred a loss of $700,950 from water damage which resulted from a heavy rain which caused a river near where our Germany logistic warehouse was located to overflow. The loss was not covered according to the insurance agreement. There was no such loss in the fiscal year ended March 31, 2008.

     (Loss)/Income From Operations. As a result of the factors described above,
(loss)/ income from operations increased by 4403.1% from a loss of approximately
$258,000 for the year ended March 31, 2007 to a loss of approximately
$11,618,000 for the year ended March 31, 2008.

     Interest Income. Interest income decreased by $110,000 or 35.1% from approximately $313,000 for the year ended March 31, 2007 to approximately
$203,000 for the year ended March 31, 2008. The decreases were primarily the result of fewer deposits in higher yield account and decrease in interest rates.

     Interest Expenses. Interest expenses increased approximately $67,000 or 10.7% from approximately $626,000 for the year ended March 31, 2007 to approximately $693,000 for the year ended March 31, 2008. This increase was primarily the result of increased in bank borrowings during the year ended March
31, 2008.

     Foreign Exchange Losses. Foreign exchange loss increased approximately
$32,000 or 17.4% from approximately $184,000 for the year ended March 31, 2007 to approximately $216,000 for the year ended March 31, 2008. This increase was primarily the result of the appreciation of Chinese Renminbi against US Dollars during the year ended March 31, 2008.

     Other Income. Other income increased approximately $3,138,000 or 1039.0% from approximately $302,000 for the year ended March 31, 2007, to approximately
$3,440,000 for the year ended March 31, 2008. The increase was primarily the result of the gain on the sale of an office suite in Hong Kong of approximately
$3,124,000 and disposal of fixed assets in Germany.




     Income Tax Expense. Income tax expense decreased approximately $1,252,000 from approximately $918,000 during the year ended March 31, 2007 to an income tax benefit of $334,000 during the year ended March 31, 2008, representing approximately 1.4% and approximately (0.5)% of net sales, respectively. For the year ended March 31, 2008, the Company performed an assessment and made a reversal of provision of approximately $306,000 in relation to uncertain tax positions of prior years.

     Net (loss) income. As a result of the factors described above, net loss increased from a loss of approximately $1,371,000 for the period ended March 31, 2007 to a loss of approximately $8,550,000 for the period ended March 31, 2008, an increase of approximately $7,179,000, or 523.6%.

     Foreign currency translation adjustments. Foreign currency translation adjustments, net of tax increased from a gain of $227,000 for the period ended
March 31, 2007 to a gain of approximately $567,000 for the period ended March
31, 2008, an increase of approximately $340,000, or 149.8%. The increased foreign currency translation adjustments, net of tax was primarily the result of appreciation of Chinese Renminbi, Canadian Dollars and Euro against United
States Dollars.

     Comprehensive income (loss). As a result of the factors described above, comprehensive loss increased from a loss of approximately $1,144,000 for the period ended March 31, 2007 to a loss of approximately $7,983,000 for the period ended March 31, 2008, a increase of approximately $6,839,000, or 597.8%.

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

     Gross Margin. Gross margin as a percentage of revenue declined to approximately 18.9% during the year ended March 31, 2007 as compared to approximately 20.8% during the year ended March 31, 2006. The Company was confronted with a difficult operating environment in this fiscal year. One of the challenges was rising operating overheads. Continuing from an escalating trend in recent years, the prices of crude oil and other key raw materials remained high, thereby driving up production costs for the Company. Furthermore, labour costs were also increasing. The general labour shortage in Shenzhen required us to offer higher wages to our workers in order to retain them. As a result of all these factors, our gross profit margin had decreased by 1.9%.




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

     Research And Development. Research and development expenses increased approximately $136,000 or 16.1% from approximately $847,000 for the year ended
March 31, 2006 to approximately $983,000 for the year ended March 31, 2007. The increase in research and development was primarily due to increased research and development activities, such as hiring of additional staff and certification.
for both the telecommunications products and new scale models. Research and Development as a percentage of revenue increased to 1.5% during the year ended
March 31, 2007 as compared to 1.3% during the year ended March 31, 2006.

     Administration And General Expenses. Administration and general expenses decreased by approximately $416, 000 or 12.1 % from approximately $3,421,000 for the year ended March 31, 2006 to approximately $3,004,000 for the year ended
March 31, 2007. This decrease was primarily due overall reduction in operating expenses for the year ended March 31, 2007 owing to cost control measures.

     Amortization Of Brand Names. During the years ended March 31, 2006 and 2007 we amortized $200,000 relating to the brand names acquired upon the acquisition of Korona. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

     Impairment of Goodwill. Based on the assessment for the year ended March
31, 2006, the Group made a provision for impairment of approximately $258,000 for one of the subsidiaries, Korona, due to the continued weak performance of the scales business. There was no impairment loss recognized during the fiscal year ended March 31, 2007.

     Loss from Water Damage. During the fiscal year ended March 31, 2007, we incurred a loss of $700,950 from water damage which resulted from a heavy rain which caused a river near where our Germany logistic warehouse was located to overflow. We are now in the process of negotiating with our insurance carrier for compensation of the loss.

     (Loss)/Income From Operations. As a result of the factors described above,
(loss)/ income from operations decreased by 128.3% from a gain of approximately
$911,000 for the year ended March 31, 2006 to a loss of approximately $258,000 for the year ended March 31, 2007.




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

     Other Income. Other income increased approximately $112,000 or 58.9% from approximately $190,000 for the year ended March 31,2006, to approximately
$302,000 for the year ended March 31, 2007. The increase was primarily due to gain from disposal of investment properties in the PRC.

     Income Tax Expense. Income tax expense increased approximately $787,000 or 600.8% from approximately $131,000 during the year ended March 31, 2006 to $918,000 during the year ended March 31, 2007, representing approximately 0.2% and approximately 1.4% of net sales respectively. The increase was primarily the result of assessing the impact of the new developments of tax rules in the various tax jurisdictions in which the Group's subsidiaries are operating. We have performed the assessment in pursuant to FASB No. 5 "Accounting for Contingencies" and made a provision of approximately $737,000 in relation to this contingent liability.

     Net Income. As a result of the factors described above, net income decreased from a profit of approximately $484,000 for the period ended March 31, 2006 to a loss of approximately $1,371,000 for the period ended March 31, 2007, a decrease of approximately $1,855,000, or 383.3%.

Impact of Inflation

     We believe that inflation has had a material impact on our business during the fiscal year ended March 31, 2008. We expect that inflation will continue to have a material impact upon our business during the fiscal year ended March 31, 2009. During the fiscal years ended March 31, 2002 to March 31, 2006, Hong Kong experienced a period of deflation and Germany sustained a low inflation rate.
The estimated inflation rates for 2007 of Hong Kong, PRC, Germany, United States and Canada were 2.0%, 4.8%, 2.3%, 2.9% and 2.1% respectively. The inflation rates for 2008 of Hong Kong and PRC will be higher than that of 2007. We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production cost in order to keep pace with inflation. During the fiscal years ended March 31, 2006, 2007 and 2008, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials. Oil prices have been volatile in recent years. If oil prices increase, it will likely result in an increase in the costs of components to us as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations. Further, the increase in labor costs and operating costs due to inflation in the PRC had a material impact on our profitability.

Taxation

     The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC, Germany, the United States and Canada. The current rate of taxation of the subsidiary operating in Hong
Kong is 17.5%. The subsidiary of the Group in Germany is registered as a partnership in Germany, which is subject to a statutory tax rate of 14.17%. The
Group is not subject to income taxes in the British Virgin Islands. The statutory tax rates in the United States and Canada are 15% and 36%, respectively.

     Pursuant to the relevant income tax laws in the PRC, Bonso Electronics
(Shenzhen) Co., Ltd, a wholly owned subsidiary of the Company, was fully exempt from PRC state income tax for two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Co., Ltd. was deemed to be the financial year ended December 31, 1998 and the last year it was entitled to this benefit was December 31, 2002. In 2003, Bonso Electronics (Shenzhen) Co.,
Ltd was accredited as an "Advanced Corporation" and a further 50% tax reduction was granted for another three years. The last year it was entitled to this benefit was December 31, 2005. Under the Implementation Rules of the Foreign
Enterprise Income Tax Law, Bonso Electronics (Shenzhen) Co. Ltd. was entitled to a further tax rate reduction to 10% for the calendar year ended December 31, 2006, as its export sale exceeds 70% of its revenue.

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

     On March 16, 2008, the National People's Congress approved the Corporate
Income Tax Law of the People's Republic of China (the "new CIT Law"). The new
CIT Law increases the corporate income tax rate for foreign invested enterprises to 25% with effect from January 1, 2009. Under the new income tax law, apart from those qualified as high-tech enterprises, most domestic enterprises and foreign invested enterprises would be subject to a single PRC enterprise income tax rate and gradually transfer to the new tax rate of 25% within five years.

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

     During the fiscal years ended March 31, 2008 and 2007, certain of our subsidiaries were and continue to be subject to enquiries from the local tax authorities. As result of the adoption of FIN 48, the Company recorded a provision of $2,164,000 in relation to uncertain tax positions as of April 1, 2007. There can be no assurance that the enquiry will not result in imposing additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations.

     Contractual arrangements we have entered into among us and our subsidiaries in different locations may be subject to scrutiny by respective tax authorities, and a finding against Bonso and its subsidiaries may result in additional tax liabilities that could substantially reduce our consolidated net income. We could face material and adverse tax consequences if respective tax authorities determine that the contractual arrangements among our subsidiaries and Bonso do not represent an arm's length price and adjust Bonso or its subsidiaries' income. Our consolidated net income may be materially and adversely affected if our affiliated entities' tax liabilities increase.

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

     Gram Precision principally pays for its products in United States Dollars and Canadian dollars and sells its products in Canadian, and United States
Dollars. Korona primarily pays for its products in United States Dollars and Euros and sells its products in Euros. During the fiscal year ended March 31, 2008, we experienced a foreign currency loss of $216,239. We don't currently engage in hedging transactions; however we may undertake hedging activities in the future.

     A summary of our debts from our banking facilities utilized as at March 31, 2008 which was subject to foreign currency risk is as below:

                                                        March 31, 2008

         Euro                                              3,894,159
         Hong Kong dollars                                 3,863,465
         United States Dollars                               300,192
         Canadian dollars                                    511,162
                                                           ---------
                                                           8,568,978
                                                           =========

     All the balances above are due within one year.

     Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong
Kong Dollar to that of the United States Dollar. However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar. China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange.
China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund's
Articles of Agreement on December 1, 1996. These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon. From 1994 until July 2005, the Chinese
Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to
1.00 U.S. Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a "basket of currencies," which includes the US dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB is allowed to move 0.3% on a daily basis against the U.S. Dollar. The People's Bank of China, on May 21
2007, widened the RMB trading band from 0.3% daily movement against the U.S.
Dollar to 0.5%. As of October 13, 2008, the RMB was valued at 6.83 per US
Dollar. There can be no assurance that these currencies will remain stable or will fluctuate to our benefit.

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

     Operating activities used $811,035 of net cash for the fiscal year ended
March 31, 2008, while operating activities provided $1,416,241 of net cash for the fiscal year ended March 31, 2007. This decrease in the amount of cash provided by operating activities was primarily attributable to our inability to recover increased material and labor costs through increased selling prices for our products.

     As of March 31, 2008, we had $10,195,362 in cash and cash equivalents as compared to $8,118,018 as of March 31, 2007. Working capital at March 31, 2008, was $12,899,791 compared to $16,841,659 at March 31, 2007. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We believe our working capital is sufficient for our present requirements.

     As of March 31, 2008, we had $5,264,074 in trade receivables as compared to $6,739,567 as of March 31, 2007. The decrease of $1,475,493 was primarily attributable to timely collections from our customers, and a provision of $869,995 recognized for bad debts.

     As of March 31, 2008, we had $11,391,318 in inventories as compared to $14,997,788 as of March 31, 2007. The decrease of $3,606,470 was primarily attributable to a decrease in work in progress, and a write-off of $2,457,510 in obsolete inventories.

     As of March 31, 2008, we had a total of $9,848,868 in notes payable and accounts payable as compared to $9,090,852 as of March 31, 2007. The increase of $758,016 was primarily attributable to an increase in raw material purchased.

     As of March 31, 2008 we had in place general banking facilities with 4 financial institutions with amounts available aggregating $31,115,325. Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, short-term loans and long-term loans. As of March 31, 2008, we had utilized $8,568,978 from these general banking facilities. Interest on this indebtedness fluctuates with the Prime Rate and the Hong Kong Interbank
Offer Rate as set by the Hong Kong Bankers Association; the EONIA as set by the Germany Bankers Association and the Prime Rate as set by the Canada Bankers
Association. The bank credit facilities are collateralized by certain of our bank guarantees. Our bank credit facilities are due for renewal annually. We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. Excluding the capital lease obligations, the amounts of total short-term bank borrowings outstanding as of March 31, 2008 and 2007 were $3,894,159 and $3,576,366, respectively. During the fiscal years ended
March 31, 2008 and 2007, we paid a total of $692,232 and $516,272, respectively, in interest on indebtedness.

     Our current ratio decreased from 2.03 as of March 31, 2007 to 1.71 as of March 31, 2008. Our quick ratio decreased from 1.11 as of March 31, 2007 to 1.08 as of March 31, 2008.

     We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for at least the next 12 to 24 months. However, a decrease in the demand for our products may affect our internally generated funds, and we would further look to our banking facilities to meet our working capital demands.





Commitments

     The following table sets forth information with respect to our commitments as of March 31, 2008:

                                                                  Payments due by Period
                                  ---------------------------------------------------------------------------------------
                                     Total           Within 1 year    Within 1 to 3        Within 3 to        More than 5
                                                                          years              5 years             years
                                  -----------        -------------    -------------        -----------        -----------

Notes payable                     $ 3,863,465        $ 3,863,465        $         0        $         0        $         0
Short-term loans                  $ 4,705,513        $ 4,705,513        $         0        $         0        $         0
Operating leases                  $ 2,949,257        $ 1,177,208        $ 1,726,986        $    45,063        $         0
Capital leases                    $   360,691        $   176,930        $   183,761        $         0        $         0
Acquisition of land               $   350,758        $   350,758        $         0        $         0        $         0
Interest on loans                 $   364,244        $   364,244        $         0        $         0        $         0

Interest on capital leases        $    13,309        $     6,529        $     6,780        $         0        $         0
Income tax liabilities            $ 2,602,023        $     6,888        $ 2,595,135        $         0        $         0
Total                             $15,209,260        $10,651,535        $ 4,512,662        $    45,063        $         0


     For a discussion of interest rates on our notes payable and short term loans, see "Item 11. Qualitative and Quantitative Disclosures About Market Risk" below.

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

     Below, we discuss these policies further, as well as the estimates and judgments involved. We believe that these other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period. See discussion of all our significant accounting policies in Note 1 to the Consolidated Financial
Statements included elsewhere in this Annual Report.

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

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

     Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. For the years ended March 31, 2006 and 2007, the Group made a provision of $69,077 and $5,414, respectively for impairment of investment properties due to the decline in market value. No provision was made in fiscal
2008. On the other hand, the Group made a provision for impairment of $200,000
(2007: $0; 2006: $0) on its investment in a private company due to continuous losses and net liabilities positions of the investee.

     Goodwill is subject to an annual impairment review. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. The Company measures fair value based upon a discounted future cash flow analysis. Based on the assessment for the year ended March 31, 2008, a provision of $842,821 was made by the Group on impairment of goodwill, because of Gram Precision's failure to meet the business objectives and achieve profitability during the fiscal year ended March 31, 2008 (2007: $0, 2006:
$258,141).

Brand Name

     Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight-line method over the related estimated useful life of 15 years. Where an indication of impairment exists, the carrying amount of the brand name is assessed and written down to its recoverable amount.

     Expected useful lives are reviewed at each balance sheet date and, where these differ significantly from previous estimates, amortization periods are changed accordingly. Where an indication of impairment exists, such as the down turn of economic inflow from the brand name, changes in business plan and so on, the carrying amounts of brand name are assessed and written down to their recoverable amounts. The measurement of the fair value of brand name is subject to management's assumptions regarding future estimated cash flows, discount rates, etc. Changes in these assumptions could significantly affect the recording of an impairment charge related to this asset. Based on the assessment for the year ended March 31, 2008, a provision of $1,597,392 was made by the Group on impairment of brand name, because of Korona's the failure to meet its business objectives and achieve profitability during the fiscal year ended March
31, 2008 (2007: $0, 2006: $0).

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

Income Taxes, Deferred Income Taxes

     On April 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The Company's accounting policy is to treat interest and penalties as a component of income taxes.




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

Trend Information

     Although we are optimistic about our future in the manufacture and sale of telecommunications and scale products, we are dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations. As of March 31, 2008, our backlog of manufacturing orders was $7,922,410 compared to $6,024,339 as of March 31, 2007. We expect that in the fiscal year ended March 31, 2009, the trend of sales from telecommunications products and scales will be more or less the same as the year ended March 31, 2008.

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

Recent Accounting Pronouncements

     The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements"
("SFAS 157"). SFAS 157 provides guidance on the measurement of fair value in US
GAAP and expands fair value measurement disclosures. SFAS 157 is applicable whenever other accounting pronouncements require or permit fair value measurements and does not expand the use of fair value in any new circumstances.




SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The
Company is in the process of assessing the impact of the recent accounting pronouncement. In February 2008, the FASB issued FASB Staff Position ("FSP")
157-2, Effective Date of FASB Statement No. 157. FSP 157-2 provides a one-year deferral of the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis. The deferral is not available, however, to entities that issued interim or annual financial statements reflecting the measurement and disclosure provisions of SFAS 157 before February 12, 2008.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for
Financial Assets and Financial Liabilities-Including an amendment of FASB
Statement No. 115" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial statements.

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 141(R) to have a material impact on our consolidated financial statements.

     In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in consolidated Financial Statements, an amendment of ARB No.51" ("SFAS No.
160"). SFAS No. 160 clarifies that a non-controlling or minority interest in a subsidiary is considered an ownership interest and, accordingly, requires all entities to report such interests in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 160 to have a material impact on our consolidated financial statements.

     In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110, codified as SAB Topic 14, "Share-based payment." SAB No. 110 states that the SEC staff will continue to accept, under certain circumstances, the use of the simplified method in developing an estimate of expected term of "plain vanilla" share options in accordance with Statement of Financial Accounting Standard No.
123 (revised 2004) and SAB No. 107 beyond December 31, 2007. The adoption of SAB
No. 110 did not require any adjustments to our consolidated financial statements for the year ended March 31, 2008.

     In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative
Instruments and Hedging Activities an amendment of FASB Statement No. 133"
("SFAS No. 161"). SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No.
161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. We do not expect the adoption of SFAS No. 161 to have a material impact on our consolidated financial statements.

     In April 2008, the FASB finalized Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS
No. 142, "Goodwill and Other Intangible Assets". The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December
15, 2008, and interim periods within those fiscal years. The Company is in the process of assessing the impact of the recent accounting pronouncement.

     In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally
Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed.
SFAS No. 162 is effective 60 days following the SEC's approval of the Public
Company Accounting Oversight Board amendments to AU Section 411, The Meaning of
Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

     In May 2008, the FASB finalized Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion
(Including Partial Cash Settlement)" ("FSP APB 14-1"). The position clarifies that convertible debt instruments that may be settled in cash upon conversion
(including partial cash settlement) are not addressed by APB Opinion No. 14
"Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.
FSP APB 14-1 further specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent period. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. As of the date of this annual report, we do not have any convertible debt instruments that may be settled in cash upon conversion and FSP APB 14-1 does not have any impact on us.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

Our board of directors and executive officers are listed below:

Name                                Age                    Position with Bonso
----                                ---                    -------------------

Anthony So                          65            Chairman of the Board, Chief Executive
                                                  Officer and Director, President,
                                                  Chief Financial Officer, Secretary and Treasurer
Kim Wah Chung                       50            Director of Engineering and Research and
                                                  Development and Director
Albert So                           30            Financial Controller
Woo-Ping Fok                        59            Director
J. Stewart Jackson, IV              72            Director
Henry F. Schlueter                  57            Director and Assistant Secretary




     ANTHONY SO is the founder of Bonso. He has been our Chairman of the Board of Directors since July 1988. He was appointed as the Chief Executive Officer and the President on November 16, 2006 and as the Chief Financial Officer on October 19, 2007. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master's degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National
Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

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

     ALBERT SO was appointed as the Financial Controller of the Company in January 2008. Mr. So was first employed as a management trainee of the Company in November 2004. Prior to his employment as a management trainee of the Company, Mr. Albert So was a student. Mr. Albert So obtained a Bachelor's degree in Mathematics from Simon Fraser University in Burnaby, BC, Canada.

     WOO-PING FOK was elected to our Board of Directors on September 21, 1994.
Mr. Fok has practiced law in Hong Kong since 1991 and is a Consultant with Messrs. C.K. Mok & Co. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister &
Solicitor of Australian Capital Territory.

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




     HENRY F. SCHLUETER has been a director since October 2001, and has been our Assistant Secretary since October 6, 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law.
Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates,
P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock
(formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American
Institute of Certified Public Accountants, the Colorado and Denver Bar
Associations, and the Wyoming State Bar.

     Anthony So, the Company's President, Chief Executive Officer, Chief
Financial Officer and Chairman of the Board of Directors is the father of Albert
So, the Company's Financial Controller.

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

Compensation

     The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2008 to all directors and officers as a group for services in all capacities was $952,473. Total compensation for the benefit of Anthony So was $705,901, for the benefit of Kim Wah Chung was $150,479, for the benefit of the Albert So was $36,100 and for the benefit of Henry F. Schlueter was an aggregate of $59,365. The $59,365 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C.
for legal services rendered and expenses incurred.

     We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March
31, 2008, other than contributions to our Provident Fund Plan which aggregated
$15,865 for officers and directors.

Employment Agreements

     We have employment agreements with Anthony So and Kim Wah Chung. Mr. So's employment agreement provides for a yearly salary of approximately $700,000 per year plus bonus, and Mr. Chung's employment agreement provides for a yearly salary of approximately $150,000 per year plus bonus, as stated in their respective employment agreements which expired on March 31, 2008. We have new employment agreements with Mr. So and Mr. Chung which expires on March 31, 2013, with approximately $800,000 and $200,000 as their respective yearly salary plus bonus. The employment agreements contain provisions under which we will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control as defined in the agreements occur.

Options of Directors and Senior Management

     The following table provides information concerning options owned by the directors and senior management at March 31, 2008.

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




Employee retirement benefits

(a) With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Company in Hong Kong, implemented a defined contribution plan (the
     "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan. The eligible employee of the Plan is required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% based on the eligible employee's salary, depending on the number of years of the eligible employee's service.

     The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong
     Government, and commenced in December 2000. BEL joined the MPF by implementing a plan with a major international assurance company. All permanent Hong Kong full time employees who joined BEL in or after December
     2000, excluding factory workers, are eligible to join the MPF. The eligible employee's and employer's contributions to the MPF are both at 5% of the eligible employee's monthly salary and are subject to a maximum contribution of HK$1,000 (US$128) monthly.

     Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at rates based upon the employee's standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security
     Bureau in respect of the retirement benefits for the Group's employees in the PRC.

(b) The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group's total contributions to the above schemes for the years ended March 31, 2006, 2007 and 2008 amounted to $145,719, $164,348 and $251,538, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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




     On July 19, 2005, we submitted a letter to the NASDAQ certifying that certain of Bonso's corporate governance practices are not prohibited by the relevant laws of the British Virgin Islands. We will follow British Virgin
Island law in respect to the following requirements:

     o    A majority of Bonso's board of directors will not be independent;
     o    Bonso will not have a nominating committee;
     o    Bonso will not have a compensation committee;
     o    Bonso's independent directors will not meet in executive session; and
     o    Bonso's audit committee is required to have only one member.

Audit Committee

     Mr. Woo Ping Fok and Mr. Henry F. Schlueter are the members of the Audit
Committee. Mr. Fok and Mr. Schlueter are "independent" as defined in the NASDAQ listing standards.

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

Employees

     At March 31, 2008, we employed a total of 2,781 persons, compared with 3,366 persons at March 31, 2007 and 3,460 persons at March 31, 2006; 31 employees in Hong Kong (45 in 2007 and 2006), 2,724 employees in China (3,289 in
2007 and 3,380 in 2006), 15 employees in Germany, (18 in 2007 and 20 in 2006), 2 employees in Poland (2 in 2007 and 2006), 2 employees in the United States (4 in 2007 and 2006) and 7 in Canada (8 in 2007 and 9 in 2006). Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.




Share Ownership

         The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of October 8, 2008:

                                                                                         Total
                                                                                       Number of
                                                                                       Shares of
                                         Shares of                                       Common
                                        Common Stock                                     Stock         Percent of
                                         Owned of                                     Beneficially     Beneficial
       Name                               Record                 Options Held            Owned          Ownership
       ----                             ------------             ------------         ------------     ----------

Anthony So                              1,626,195(1)             636,500(2)            2,262,695          36.41%

Kim Wah Chung                              93,700                115,000(3)              208,700           3.67%

Henry F. Schlueter                         34,000                 40,000(4)(9)            74,000           1.32%

Woo-Ping Fok                               64,407                 50,000(6)(8)(9)        114,407           2.03%

J. Stewart Jackson IV                     462,575(7)              60,000(5)(8)(9)        522,575           9.27%


All Directors and Officers  as a        2,280,877                901,500               3,182,377          49.12%
group (5 persons)

(1) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2) Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase
     128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(3) Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase
     20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(4) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(5) Includes options to purchase 10,000 shares of common stock at an exercise price of $2.55 expiring on October 15, 2011 and 10,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(6) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring January 12, 2010.
(7)  Includes 461,975 shares held by Mr. Jackson and 600 shares held by Mr.
     Jackson's wife.
(8) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011.
(9) Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.




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

     During the fiscal year ended March 31, 2008, no options were granted under the Employees Plan.

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

     As of March 31, 2008, no shares option had been granted under the Stock
Bonus Plan.

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




     As of March 31, 2008, no shares had been granted under the Stock Bonus
Plan.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

     We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of October 13, 2008, beneficial ownership of our common stock by each person, to the best of our knowledge, to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

     Name                                                              Amount Owned
     ----                                                              ------------
                                                                                                   Percent of
                                          Shares of                 Options to                     Class (1)
                                        Common Stock           Purchase Common Stock           Beneficially Owned
                                        ------------           ---------------------           ------------------

   Anthony So                           1,626,195(2)                636,500(3)                        36.41%
   John Stewart Jackson IV                462,575                    60,000(3)                         9.27%
   W. Douglas Moreland                    501,400                         0                            8.99%
   Royce & Associates LLC                 297,000                         0                            5.32%
   CAS Corporation                        290,654                         0                            5.21%


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

Related Party Transactions

     During the fiscal year ended March 31, 2008 we paid Schlueter & Associates,
P.C. an aggregate of $59,365 for legal fees and expenses. Mr. Henry F.
Schlueter, a director, is the Managing Director of Schlueter & Associates, P.C.

     As of March 31, 2008, BEL had paid deposits of approximately US$1,528,000 with regard to potential investments in a commercial residential building and a land use right in the PRC. Subsequent to this fiscal year end, Mr. Anthony So, Chairman of Bonso decided to take up BEL's potential investments and paid BEL the full amount of approximately US$1,528,000 in September 2008. The carrying amount of the deposits approximates their fair value due to their short maturities.




During the year ended March 31, 2007, BEL had paid certain deposits of US$799,000 for a potential investment in a hotel. Such potential investment was subsequently taken up by Mr. Anthony So and the full amount was paid to BEL in July 2007.


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

     The following table sets forth the high and low sale prices for each of the last five years:

                   Period                                       High                   Low
                   ------                                       ----                   ---

     April 1, 2003 to March 31, 2004                            $9.71                  $1.70
     April 1, 2004 to March 31, 2005                            $9.09                  $3.90
     April 1, 2005 to March 31, 2006                            $7.00                  $3.40
     April 1, 2006 to March 31, 2007                            $5.47                  $3.01
     April 1, 2007 to March 31, 2008                            $4.68                  $1.86

         The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended September 30, 2008.

                   Period                                       High                   Low
                   ------                                       ----                   ---

     July 1, 2006 to September 30, 2006                         $4.25                  $3.11
     October 1, 2006 to December 31, 2006                       $5.23                  $3.01
     January 1, 2007 to March 31, 2007                          $5.47                  $3.77
     April 1, 2007 to June 30, 2007                             $4.26                  $3.42
     July 1, 2007 to September 30, 2007                         $4.00                  $1.86
     October 1, 2008 to December 31, 2008                       $4.68                  $2.40
     January 1, 2008 to March 31, 2008                          $3.00                  $2.00
     April 1, 2008 to June 30, 2008                             $2.27                  $1.86
     July 1, 2008 to September 30, 2008                         $2.49                  $0.03




     The following table sets forth the high and low sale prices during each of the most recent six months.

          Period                      High               Low
          ------                      ----               ---

     April 2008                       $2.27             $2.01
     May 2008                         $2.27             $2.08
     June 2008                        $2.19             $1.86
     July 2008                        $2.23             $1.90
     August 2008                      $2.49             $2.04
     September 2008                   $2.41             $0.03

     On October 13, 2008, the closing price of our common stock was $1.03. Of the 5,577,639 shares of common stock outstanding as of October 8, 2008, 3,817,452 were held in the United States by 205 holders of record. We have 212 shareholders of record and estimate that we have 1,239 shareholders holding their stock in street name (who have not objected to their names being disclosed to us).

Transfer and Warrant Agent

     The transfer agent and registrar for the common stock and the warrant agent for the warrants is Computershare, 1745 Gardena Avenue #200, Glendale,
California 91204.

Item 10.  Additional Information

Share Capital

     Our authorized capital is $170,000 consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended March 31, 2006, 2007 and 2008 included herein in Item
18.




     At October 8, 2008, there were 5,577,639 shares of our common stock outstanding, all of which were fully paid. In addition, we had outstanding
1,104,500 options to purchase common stock as follows:

     Number of                    Exercise Price                     Expiration
      Options                       per Share                           Date
     ---------                    --------------                    ------------

      228,000                         $8.00                         January 6, 2010
       20,000                         $8.125                       January 12, 2010
       30,000                         $7.875                        January 9, 2011
      196,000                         $3.65                           April 9, 2011
       10,000                         $2.55                        October 15, 2011
      168,000                         $2.50                           March 6, 2012
      342,500                         $1.61                          March 31, 2013
       40,000                         $6.12                          March 25, 2014
       40,000                         $6.20                      September 12, 2014
       30,000                         $4.50                        December 4, 2015

     At October 8, 2008 there were no shares of our preferred stock outstanding.

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

     We signed a Banking Facility Letter dated March 23, 2007 between Bonso and
KBC Bank Hong Kong Branch for a HK $10,500,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility and a EURO 3,300,000 bank guarantee to KBC Bank Deutschland AG, Germany to secure a trade facility to one of the subsidiaries, Korona.

     We signed a Banking Facility Letter, dated October 14, 2008, amending our
Banking Facilities Letters dated June 4, 2008, and June 6, 2007 between Bonso and Standard Chartered Bank for a HK $68,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility.

     We signed a Banking Facility Letter, dated October 2, 2008, amending our
Banking Facilities Letters dated September 12, 2008, and September 7, 2007 between Bonso and the Hong Kong and Shanghai Banking Corporation Limited for a
HK $27,500,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility.

     We signed a Banking Facility Letter dated February 12, 2008 amending our
Banking Facility Letters dated August 15, 2007 and March 2, 2007 between Bonso and Hang Seng Bank for a HK $48,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility.

     We signed an employment agreement with Anthony So to serve as Chairman of the Board of Directors, Chief Executive Officer and President of the Company effective April 1, 2008 (the "So Employment Agreement"). Pursuant to the So
Employment Agreement, Mr. So's base salary is $800,000 per annum. Mr. So is also entitled to such bonus as the board of directors shall determine. Mr. So is also entitled to the use of a property located at Savanna Garden, House No. 27, Tai
Po, New Territories, Hong Kong without any charge or cost. Mr. So is entitled to be reimbursed for all reasonable out of pocket expenses incurred in connection with the performance of his duties. The So Employment Agreement expires on March
31, 2013. The So Employment Agreement contains provisions under which we will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control as defined in the agreements occur.

     We signed an employment agreement with Kim Wah Chung to serve as the Director of Engineering and Research and Development of the Company effective
April 1, 2008 (the "Chung Employment Agreement"). Pursuant to the Chung
Employment Agreement, Mr. Chung's base salary is $200,000 per annum. Mr. Chung is also entitled to such bonus as the board of directors shall determine and to be reimbursed for all reasonable out of pocket expenses incurred in connection with the performance of his duties. The Chung Employment Agreement expires on March 31, 2013.

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

Interest Rate Risk

     Our interest rate risk primarily arises from our long-term debt and our general banking facilities. As at March 31, 2008, there was no long-term debt.
We had utilized $ 8,568,978 of our total banking facilities of $ 31,115,325.
Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

     A summary of our debts as at March 31, 2008 which were subjected to variable interest rates is as below:

                                     March 31,                  Interest
                                       2008                       rate
                                       ----                       ----

      Notes payable                 $3,863,465                HIBOR + 1.5%

      Short-term loans              $3,894,159              %ONIA +1.15% to 1.95%

      Bank overdrafts                 $811,354             Prime rate + 0.5% to 1%
                                                                     Or
                                                                HIBOR + 2.25%

     HIBOR:  Hong Kong Inter-bank Offered Rate
     EONIA:  Euro Over Night Index Average




     Interest rates are subject to change if the Company defaults on the amounts due under the facility or draws in excess of the facility amounts, or at the discretion of the banks, which ranges from 4% to 6% in addition to the US and Hong Kong Prime Rate, respectively.

     All the balances above are due within one year.

     A change in the interest rate by 1% will increase / decrease the interest expense of the Group by $155,000.

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

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds

     None.

Item 15.  Controls and Procedures

     The Company's management, with the participation of its Chief Executive
Officer (being also the Chief Financial Officer), conducted an evaluation of our disclosure controls and procedures as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange
Act") as of March 31, 2008.




     Based on this evaluation and as a result of the material weaknesses discussed below, Anthony So (the Chief Executive Officer and Chief Financial
Officer), has concluded that, as of March 31, 2008, the Company's disclosure controls and procedures were not effective. The Company's disclosure controls and procedures include without limitation controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

     Due to the material weaknesses identified in the evaluation of the Company's internal control over financial reporting, the Company performed additional analyses and other post-closing procedures, to ensure the Company's consolidated financial statements are in accordance with GAAP. Accordingly, Management has concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, Bonso's financial position, results of operations and cash flows for all periods presented.

Management's Report on Internal Control over Financial Reporting

     Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     The Company's management has evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2008 based upon criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").



     A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual financial statements will not be prevented or detected on a timely basis.

     In connection with management's evaluation of the Company's internal control over financial reporting, the following material weaknesses have been identified as of March 31, 2008:

     The Company did not adequately maintain effective internal control over financial reporting for the financial close and reporting process.
     Specifically, we did not maintain a sufficient complement of people with an appropriate level of knowledge, experience and training in the application of GAAP and in internal control over financial reporting commensurate with our financial reporting requirements. In addition, this material weakness contributed to the following material weaknesses: we did not maintain effective controls over the accuracy, valuation and disclosure of inventory and income tax liabilities.

     The above material weaknesses resulted in audit adjustments to the Company's consolidated financial statements and related disclosures for the year ended March 31, 2008, including inventory and income tax expense. In addition, there is a reasonable possibility that the material weaknesses described above could result in misstatements of the aforementioned financial statement accounts and disclosures that would result in a material misstatement to the Company's annual consolidated financial statements that would not be prevented or detected on a timely basis.

Because of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over its financial reporting as of March 31, 2008 based on the Internal Control Integrated
Framework issued by the COSO.

     This Annual Report does not include an audit report of the Company's independent registered public accounting firm regarding internal controls over financial reporting. Management's report was not subject to audit by the Company's independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Annual
Report.

Management's Remediation Plan

     Our management has taken the following actions to begin remediating the material weaknesses identified:

     o In March 2008, we hired a qualified accountant with extensive experience in public company accounting operations. We are organizing training sessions to ensure that we have sufficient personnel with adequate accounting knowledge and experience. We have arrangements with an external accounting firm for regular consultation and review of our financial reporting.




     o The inventory accounting and control process is currently being reviewed to ensure the accuracy and the valuation of the inventory. In addition, the internal audit department will perform reviews to ensure the effectiveness of the NRV calculation, based on current market conditions.

     o We have commenced a review of our financial reporting for income taxes. We engaged an external consulting firm for ongoing consultation and review of our tax accounts and valuation. We are also actively seeking qualified personnel with appropriate expertise in taxation.

     Management will consider the design and operating effectiveness of these actions and will make additional changes it determines are appropriate. We cannot assure you that the measures we have taken, or will take, to remediate these material weaknesses will be effective or that we will be successful in implementing them before March 31, 2009, the date of management's next annual assessment of internal control over financial reporting.

Changes in internal controls over financial reporting

     Other than as disclosed above, there were no changes in the Company's internal controls over financial reporting during the year ended March 31, 2008 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

     Henry F. Schlueter, a Director and the Company's outside securities counsel is "independent" within the definition of "independence" published by the NASDAQ
Stock Market. Mr. Schlueter is deemed to be the financial expert.

Item 16B.  Code of Ethics

     We have adopted a code of ethics that applies to our Chief Executive
Officer and Chief Financial Officer. We intend to disclose any changes in or waivers from our code of ethics by filing a Form 6-K. Stockholders may request a free copy in print form from our Chief Financial Officer at:

Bonso Electronics International, Inc.
Unit 1915-1916, 19/F, Delta House
3 On Yiu Street, Shek Mun
Shatin, N. T.
Hong Kong




Item 16C.  Principal Accountant Fees and Services

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

Audit Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for the audit of the Corporation's annual consolidated financial statements for the fiscal year ended March 31, 2008 were $371,538 and for the fiscal year ended March 31, 2007 were $261,282.

Audit Related Fees

     There were no fees billed by PricewaterhouseCoopers for professional services rendered for assurance and related services provided by PricewaterhouseCoopers that were reasonably related to the performance of the audit and are not reported above under "Audit Fees" for the fiscal year ended
March 31, 2008 and for the fiscal year ended March 31, 2007.

Tax Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance for the fiscal year ended March 31, 2008 were $91,317 and for the fiscal year ended March 31, 2007 were $115,000.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

     Pursuant to NASDAQ Marketplace Rule 4350(a), a foreign private issuer may follow its home country practice in lieu of Rule 4350, which sets forth the qualitative Listing Requirements for NASDAQ listed companies. Rule 4350 requires, among other things, that a listed company have at least three members on its audit committee. The Company currently has an audit committee consisting of two directors who are deemed to be "independent" as defined in NASDAQ
Marketplace Rule 4200. The Company has obtained a written statement from independent counsel in the British Virgin Islands certifying that the Company's corporate governance practices relating to the audit committee consisting of only one member is not prohibited by British Virgin Island law. See "NASDAQ
Exemptions and Home Country Practices."

Item 16E.  Purchasers of Equity Securities by the Issuer and
           Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock was repurchased between August 2001 and March 31, 2006. On November 16, 2006, the Company's
Board of Directors authorized another $1,000,000 for the Company to repurchase shares of its common stock under the same repurchase program. This authorization to repurchase shares increases the amount authorized for repurchase from $500,000 to $1,500,000. During the fiscal year ended March 31, 2007, 260,717 shares valued at $1,328,560 were purchased under this program. No shares were repurchased during the fiscal year ended March 31, 2008. The Company may from time to time repurchase shares of its Common Stock under this program.




                                    PART III

Item 17.  Financial Statements

     Not applicable.

Item 18.  Financial Statements

     The following Financial Statements are filed as part of this Annual Report:

                                                                                      Page
                                                                                      ----

      Report of Independent Registered Public Accounting Firm                          F-1
      Consolidated Balance Sheets as of March 31, 2007 and 2008                        F-2
      Consolidated Statements of Income (Loss) and Comprehensive                       F-3
      Income (Loss) for the years ended March 31, 2006, 2007 and 2008
      Consolidated Statements of Changes in Shareholders' Equity for the               F-4
      years ended March 31, 2006, 2007 and 2008
      Consolidated Statements of Cash Flows for the years ended                        F-5
      March 31, 2006, 2007 and 2008

      Notes to Consolidated Financial Statements                                  F-6 through F-35




Item 19.  Exhibits

    4.1     Banking Facility Letter dated March 23, 2007 between Bonso and KBC Bank Hong Kong Branch

    4.2     Banking Facility Letter, dated October 14, 2008 between Bonso and Standard Chartered Bank

    4.3     Banking Facility Letter, dated October 2, 2008 between Bonso and the Hong Kong and Shanghai Banking
            Corporation Limited

    4.4     Banking Facility Letter, dated February 12, 2008 between Bonso and Hang Seng Bank Limited

    4.5     Anthony So Employment Agreement dated March 27, 2008

    4.6     Kim Wah Chung Employment Agreement dated March 27, 2008

    11.1    Code of Ethics For Chief Executive Officer and Chief Financial Officer (1)

    12.1    Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

    12.2    Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

    13.1    Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

-----------------------
(1)      Filed as an Exhibit on Form 20-F filed with the Commission on August 13, 2004




                                   SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                            BONSO ELECTRONICS INTERNATIONAL INC.



Dated November 14, 2008                     /s/ Anthony So
                                            --------------
                                            Anthony So, Chairman of the Board,
                                            Chief Executive Officer,
                                            Chief Financial Officer and
                                            Director


Dated November 14, 2008                     /s/ Albert So
                                            -------------
                                            Albert So, Financial Controller





             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------



Board of Directors and Shareholders of
Bonso Electronics International Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss) and comprehensive income (loss), of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Bonso Electronics International Inc. and its subsidiaries at March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1(n) and 9(h) to the consolidated financial statements, effective from April 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109".




PricewaterhouseCoopers

Hong Kong,
November 14, 2008

                             Bonso Electronics International Inc.
                                  Consolidated Balance Sheets
                             (Expressed in United States Dollars)
                                                                               March 31
                                                                      --------------------------
                                                           Note              2007           2008
                                                                      -----------    -----------
                                                                                $              $
Assets
Current assets
  Cash and cash equivalents                                             8,118,018     10,195,362
  Trade receivables, net                                     2          6,739,567      5,264,074
  Inventories                                                3         14,997,788     11,391,318
  Tax recoverable                                                           2,117          2,117
  Other receivables, deposits and prepayments                           2,678,328      4,144,676
  Investments                                                4            700,000           --
                                                                      -----------    -----------
  Total current assets                                                 33,235,818     30,997,547
                                                                      -----------    -----------

Deferred income tax assets                                   9             87,369        191,618

Goodwill                                                     7            842,821           --

Brand name and other intangible assets, net                  7          2,313,434        502,494

Other non-current assets                                                     --          155,125

Property, plant and equipment
  Leasehold land                                                        2,996,595      4,749,938
  Buildings                                                            10,675,662      9,981,913
  Plant and machinery                                                  17,294,870     19,690,136
  Furniture, fixtures and equipment                                     4,805,189      4,793,245
  Motor vehicles                                                          459,721        514,035
                                                                      -----------    -----------
                                                                       36,232,037     39,729,267
  Less: accumulated depreciation and impairment                       (25,192,864)   (29,790,203)
                                                                      -----------    -----------
  Property, plant and equipment, net                         5         11,039,173      9,939,064
                                                                      -----------    -----------
  Total assets                                                         47,518,615     41,785,848
                                                                      ===========    ===========
Liabilities and shareholders' equity
Current liabilities
  Bank overdraft                                             8            459,710        811,354
  Notes payable                                              8          3,736,526      3,863,465
  Accounts payable                                                      5,354,326      5,985,403
  Accrued charges and deposits                                          2,357,132      3,359,557
  Income tax liabilities                                     9            814,374          6,888
  Short-term loans                                           8          3,576,366      3,894,159
  Current portion of capital lease obligations              10             95,725        176,930
                                                                      -----------    -----------
  Total current liabilities                                            16,394,159     18,097,756
                                                                      -----------    -----------

Capital lease obligations, net of current portion           10             59,258        183,761

Income tax liabilities                                       9               --        2,595,135

Deferred income tax liabilities                              9             13,901          4,460

Commitments (Notes 10 and 11)

Shareholders' equity

Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : 2007 & 2008 - 5,577,639                16,729         16,729
Additional paid-in capital                                             21,764,788     21,764,788
Retained earnings (Accumulated losses)                                  9,584,181     (1,129,819)
Accumulated other comprehensive income                                  1,014,159      1,581,598
Common stock held at treasury (260,717 shares)              12         (1,328,560)    (1,328,560)
                                                                      -----------    -----------
                                                                       31,051,297     20,904,736
                                                                      -----------    -----------

Total liabilities and shareholders' equity                             47,518,615     41,785,848
                                                                      ===========    ===========

                     See notes to these consolidated financial statements

                              Bonso Electronics International Inc.
            Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
                              (Expressed in United States Dollars)

                                                                  Year ended March 31,
                                                        -----------------------------------------
                                              Note             2006           2007           2008
                                                        -----------    -----------    -----------
                                                                  $              $              $

Net sales                                       18       64,542,963     66,491,380     62,686,501
Cost of sales                                           (51,114,155)   (53,946,323)   (57,682,498)
                                                        -----------    -----------    -----------
Gross margin                                             13,428,808     12,545,057      5,004,003

Selling expenses                                         (2,110,563)    (2,477,249)    (2,480,495)
Salaries and related costs                               (5,681,175)    (5,437,654)    (5,781,240)
Research and development expenses                          (847,401)      (983,172)      (883,304)
Administration and general expenses                      (3,420,485)    (3,004,358)    (4,636,553)
Amortization of brand name                       7         (200,000)      (200,000)      (200,000)
Impairment of goodwill                           7         (258,141)          --         (842,821)
Impairment of brand name                         7             --             --       (1,597,392)
Impairment of share investment                   7             --             --         (200,000)
Loss from water damage                          16             --         (700,950)          --
                                                        -----------    -----------    -----------
Income (Loss) from operations                   18          911,043       (258,326)   (11,617,802)
Interest income                                             202,155        312,768        203,102
Interest expenses                                          (504,280)      (626,188)      (693,000)
Foreign exchange loss                                      (183,887)      (183,952)      (216,239)
Gain on disposal of property                                   --             --        3,123,983
Other income                                                190,571        302,266        315,889
                                                        -----------    -----------    -----------
Income (Loss) before income taxes and
  minority interest                                         615,602       (453,432)    (8,884,067)
Income tax (expense) benefit                     9         (131,474)      (917,511)       334,154
                                                        -----------    -----------    -----------
Net income (loss) before minority interest                  484,128     (1,370,943)    (8,549,913)
Minority interest                                              --             --             --
                                                        -----------    -----------    -----------
Net income (loss)                                           484,128     (1,370,943)    (8,549,913)

Other comprehensive income, net of tax:
  Foreign currency translation adjustments,
   net of tax                                               (56,053)       227,389        567,439
                                                        -----------    -----------    -----------
Comprehensive income (loss)                                 428,075     (1,143,554)    (7,982,474)
                                                        ===========    ===========    ===========

Earnings (Loss) per share
  Basic                                         17             0.09          (0.25)         (1.53)
                                                        ===========    ===========    ===========

  Diluted                                       17             0.08          (0.25)         (1.53)
                                                        ===========    ===========    ===========

                      See notes to these consolidated financial statements


                                               Bonso Electronics International Inc.
                                          Consolidated Statements of Shareholders' Equity
                                               (Expressed in United States Dollars)


                                      Common stock
                                -------------------------                                                Accumulated
                                                                                                               other
                                                                                            Retained   comprehensive
                                     Shares                  Additional        Common      earnings/  income-foreign          Total
                                 issued and        Amount       paid-in    stock held   (Accumulated        currency   shareholders'
                                outstanding   outstanding       capital   at treasury        losses)     adjustments         equity
                                -----------   -----------   -----------   -----------    -----------     -----------    -----------
                                                        $             $             $              $               $              $

Balance, March 31, 2005           5,577,639        16,729    21,764,788          --       11,307,642         842,823     33,931,982
                                -----------   -----------   -----------   -----------    -----------     -----------    -----------
Net income                             --            --            --            --          484,128            --          484,128
Dividends paid                         --            --            --            --         (557,764)           --         (557,764)
Foreign exchange translation
  adjustment                           --            --            --            --             --           (56,053)       (56,053)
                                -----------   -----------   -----------   -----------    -----------     -----------    -----------
Balance, March 31, 2006           5,577,639        16,729    21,764,788          --       11,234,006         786,770     33,802,293
                                -----------   -----------   -----------   -----------    -----------     -----------    -----------
Net loss                               --            --            --            --       (1,370,943)           --       (1,370,943)
Shares repurchase                      --            --            --      (1,328,560)          --              --       (1,328,560)
Dividends paid                         --            --            --            --         (278,882)           --         (278,882)
Foreign exchange translation
  adjustment                           --            --            --            --             --           227,389        227,389
                                -----------   -----------   -----------   -----------    -----------     -----------    -----------
Balance, March 31, 2007           5,577,639        16,729    21,764,788    (1,328,560)     9,584,181       1,014,159     31,051,297
                                -----------   -----------   -----------   -----------    -----------     -----------    -----------
Cumulative effect of adoption
  of FIN 48                            --            --            --            --       (2,164,087)           --       (2,164,087)
Net loss                               --            --            --            --       (8,549,913)           --       (8,549,913)
Foreign exchange translation
  adjustment                           --            --            --            --             --           567,439        567,439
                                -----------   -----------   -----------   -----------    -----------     -----------    -----------
Balance, March 31, 2008           5,577,639        16,729    21,764,788    (1,328,560)    (1,129,819)      1,581,598     20,904,736
                                ===========   ===========   ===========   ===========    ===========     ===========    ===========




                                       See notes to these consolidated financial statements


                               Bonso Electronics International Inc.
                               Consolidated Statements of Cash Flows
                               (Expressed in United States Dollars)

                                                                     Year Ended March 31,
                                                           -----------------------------------------
                                                                  2006           2007           2008
                                                           -----------    -----------    -----------
                                                                     $              $              $
Cash flows from operating activities
  Net income (loss)                                            484,128     (1,370,943)    (8,549,913)
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation                                              2,379,919      2,347,569      2,562,122
   Amortization                                                290,267        290,946        293,536
   Impairment of investment properties                          69,077          5,414           --
   (Gain) Loss on disposal of property, plant and
    equipment (Note 5)                                        (110,936)       (54,409)    (3,123,983)
   Inventory write-off                                         170,592        261,242      2,457,510
   Bad debt provision                                          223,388        134,931        869,995
   Impairment of goodwill                                      258,141           --          842,821
   Impairment of brand name                                       --             --        1,597,392
   Impairment of investment in a private company                  --             --          200,000
   Others                                                      (19,903)        11,639        141,862

   Changes in assets and liabilities:
   Trade receivables                                         3,622,351       (134,269)       958,151
   Other receivables, deposits and prepayments                (537,710)      (422,138)    (1,275,185)
   Inventories                                              (3,857,097)       181,169      1,606,430
   Deposits                                                    (90,711)          --         (155,125)
   Tax recoverable                                             303,225         76,618           --
   Accounts payable                                           (706,043)    (1,063,091)       369,173
   Accrued charges and deposits                                456,772        (77,862)       757,370
   Notes payable                                              (434,053)       425,853        126,939
   Income tax payable                                             --          814,374       (376,438)
   Deferred tax                                                (21,194)       (10,802)      (113,690)
                                                           -----------    -----------    -----------
  Net cash generated from (used in) operating activities     2,480,213      1,416,241       (811,033)
                                                           -----------    -----------    -----------
Cash flows from investing activities
   Restricted cash deposits                                      4,848           --             --
   Proceeds from disposal of property, plant and
    equipment                                                  579,896        173,583      4,875,513
   Acquisition of property, plant and equipment             (1,340,134)      (342,110)    (2,683,440)
   Acquisition of investment                                      --         (200,000)          --
   Proceeds from matured investment fund                          --             --          559,495
                                                           -----------    -----------    -----------
  Net cash (used in) generated from investing activities      (755,390)      (368,527)     2,751,568
                                                           -----------    -----------    -----------
Cash flows from financing activities
   Repurchase of common stocks                                    --       (1,328,560)          --
   Repayment of long-term borrowings                          (208,421)       (48,329)          --
   Capital lease payments                                     (426,556)      (250,513)      (168,487)
   Net (repayment of) advance from banking facilities       (1,657,181)       340,945         (1,891)
   Payment of dividends to stockholders                       (557,764)      (278,882)          --
                                                           -----------    -----------    -----------
  Net cash used in financing activities                     (2,849,922)    (1,565,339)      (170,378)
                                                           -----------    -----------    -----------

Net (decrease) increase in cash and cash equivalents        (1,125,099)      (517,625)     1,770,157
Effect of exchange rate changes on cash and cash
  equivalents held in foreign currencies                          (232)        53,386        307,187
Cash and cash equivalents, beginning of year                 9,707,588      8,582,257      8,118,018
                                                           -----------    -----------    -----------
Cash and cash equivalents, end of year                       8,582,257      8,118,018     10,195,362
                                                           ===========    ===========    ===========

Supplemental disclosure of cash flow information
Cash paid during the year for:
   Interest paid                                               494,310        614,269        692,232
   Income tax paid, net of refund                              153,008         37,321        155,974

Non-cash investing and financing activities
   Property, plant and machinery acquired under
     capital leases                                            188,718         98,462        374,195
   Interest income                                             202,155        312,768        139,239
Provision for FIN 48 uncertain tax positions upon
  adoption at April 1, 2007                                       --             --        2,164,087


                       See notes to these consolidated financial statements

                                       F-5

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

     The Group sustained operating losses in fiscal years ended March 31, 2007 and 2008, including a net loss of $8,549,913 for the fiscal year ended March 31, 2008.

     Notwithstanding the operating losses sustained in the last two fiscal years, the accompanying consolidated financial statements have been prepared on a going concern basis. Management believes the Group will have sufficient working capital to meet its financing requirements based upon their experience and their assessment of the Group's projected performance, credit facilities and banking relationships.

     The significant accounting policies are as follows:

(a)  Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of inter-company accounts and transactions.

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

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(c)  Inventories

     Inventories are stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis. Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of completion and disposal. The Company routinely reviews its inventories for their saleability and for indications of obsolescence to determine if inventory carrying values are higher than market value. Some of the significant factors the Company considers in estimating the market value of its inventories include the likelihood of changes in market and customer demand and expected changes in market prices for its inventories.

(d)  Trade receivables

     Provision is made against trade receivables to the extent that collection is considered to be doubtful.

(e)  Investments

     Investment in a capital guaranteed fund is classified as held-to-maturity and recorded at amortized cost, while investment in a private company is recorded at cost less any impairment in the consolidated balance sheets. These investments are subject to impairment test (Note 4).

(f)  Deferred income taxes

     Amounts in the consolidated financial statements related to income taxes are calculated using the principles of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carry forwards, are recognized as deferred tax assets. Recognized deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(g)  Brand name

     Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight-line method over the related estimated useful life of 15 years. Brand name is assessed for impairment according to the policy described in note 1(j).

(h)  Other intangible asset

     Other intangible asset represents taxi licenses which are stated at cost and are amortized on a straight-line basis over the related granted useful life of 50 years, representing the shorter of their remaining term of the license period or the expected useful life to the Group. Taxi licenses entitled the Group to operate 5 taxis for 50 years in Shenzhen, the People's Republic of China ("PRC"). The purpose of holding these licenses is to generate higher income yield.

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

(j)  Long-lived assets including goodwill and other acquired intangible assets

     Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairments made on other long-lived assets are disclosed in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

     Goodwill is subject to an annual impairment review. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. The Company measures fair value based upon a discounted future cash flows analysis. Based on the assessment for the year ended March 31, 2008, a provision of $842,821 was made by the Group on impairment of goodwill (2007: nil; 2006:
     $258,141).

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

     The Company provides to certain customers an additional two percent of the quantity of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facility. In addition, certain products sold by the Company are subject to a limited product quality warranty. The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. The standard limited warranty period is one to three years. Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history. All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified. Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

(l)  Research and development costs

     Research and development costs include salaries, utilities, and contractor fees that are directly attributable to the conduct of research and development progress primarily related to the development of new design of products. Research and development costs are expensed in the financial period during which they are incurred.

(m)  Advertising

     Advertising costs are expensed as incurred and are included within selling expenses. (2008: $119,398; 2007: $142,642; 2006: $255,006)

(n)  Income taxes

     On April 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109", or FIN 48 (Note 9). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The Company's accounting policy is to treat interest and penalties as a component of income taxes.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(o)  Foreign currency translations

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

(p)  Stock options and warrants

     Stock options have been granted to employees, directors and non-employee directors. Upon exercise of the options, the holder can acquire share of common stock of the Company at an exercise price determined by the board of directors. The options are exercisable based on the vesting terms stipulated in the option agreements or plan.

     Prior to 1 April 2006, the Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, as the exercise price of all the options issued by the Company was equal to or higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for the year ended March 31, 2006.

     Effective April 1, 2006, the Company adopted the SFAS No. 123(R) in accounting for its employee stock option. Under the provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. According to the modified prospective application method, the Company applies SFAS No. 123(R) for:
     (1) new awards granted after April 1, 2006, and (2) any portion of awards that were granted after April 1, 1995 and have not vested by April 1, 2006. As the Company did not have any unvested stock-based compensation as of April 1, 2006, the adoption of SFAS No. 123(R) did not have any impact on the Company's financial statements.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(q)  Recent accounting pronouncements

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 provides guidance on the measurement of fair value in US GAAP and expands fair value measurement disclosures. SFAS No. 157 is applicable whenever other accounting pronouncements require or permit fair value measurements and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of assessing the impact of the recent accounting pronouncement. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-2, Effective Date of FASB Statement No. 157. FSP 157-2 provides a one-year deferral of the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis. The deferral is not available, however, to entities that issued interim or annual financial statements reflecting the measurement and disclosure provisions of SFAS No. 157 before February 12, 2008.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial statements.

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 141(R) to have a material impact on our consolidated financial statements.

     In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in consolidated Financial Statements, an amendment of ARB No.51" ("SFAS No. 160"). SFAS No. 160 clarifies that a non-controlling or minority interest in a subsidiary is considered an ownership interest and, accordingly, requires all entities to report such interests in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 160 to have a material impact on our consolidated financial statements.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(q)  Recent accounting pronouncements (Continued)

     In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110, codified as SAB Topic 14, "Share-based payment." SAB No. 110 states that the SEC staff will continue to accept, under certain circumstances, the use of the simplified method in developing an estimate of expected term of "plain vanilla" share options in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004) and SAB No. 107 beyond December 31, 2007. The adoption of SAB No. 110 did not require any adjustments to our consolidated financial statements for the year ended March 31, 2008.

     In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. We do not expect the adoption of SFAS No. 161 to have a material impact on our consolidated financial statements.

     In April 2008, the FASB finalized Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is in the process of assessing the impact of the recent accounting pronouncement.

     In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

     In May 2008, the FASB finalized Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). The position clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". FSP APB 14-1 further specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent period. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. As of the date of this annual report, we do not have any convertible debt instruments that may be settled in cash upon conversion and FSP APB 14-1 does not have any impact on us.

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

2    Allowance for doubtful accounts

     Changes in the allowance for doubtful accounts comprise:

                                              2006        2007        2008
                                          --------    --------    --------
                                                 $           $           $

     Balance, April 1                      399,006     227,001     108,151

     Exchange adjustment                   (21,415)      9,268      15,829
     Additions charged to expense          223,388     134,931     869,995
     Write-off                            (373,978)   (263,049)   (116,345)
                                          --------    --------    --------
     Balance, March 31                     227,001     108,151     877,630
                                          ========    ========    ========

3    Inventories

(a)  The components of inventories are as follows:

                                                    2007               2008
                                              ----------         ----------
                                                       $                  $

     Raw materials                             5,951,366          3,866,827
     Work in progress                          4,232,035          3,898,639
     Finished goods                            4,814,387          3,625,852
                                              ----------         ----------
                                              14,997,788         11,391,318
                                              ==========         ==========

     During the years ended March 31, 2006, 2007 and 2008, based upon material composition and expected usage, management wrote off obsolete inventories of $170,592, $261,242 and $2,457,510, respectively, which were charged to the consolidated statement of income (loss).

4    Investments

     Investments are related to a 7% zero coupon capital guaranteed fund with maturity on October 11, 2007 and an investment in a private company principally engaged in the biochemistry industry in the United States of America. The purpose of holding the investments is to generate higher income yield.

     The investment in the capital guaranteed fund was matured and fully repaid in October 2007.

     The private biochemistry has incurred continuous operating losses and had net liabilities position in the past two years. The Company's investment will be worthless without further funding or merger; therefore, the Company concluded a full impairment of this investment during the year.

5    Property, plant and equipment, net

     During the years ended March 31, 2006, 2007 and 2008, depreciation expenses charged to the consolidated statements of income (loss) amounted to $2,379,919, $2,347,569 and $2,562,122, respectively. As at March 31, 2006,
     2007 and 2008, fully depreciated assets that were still in use by the Group amounted to $1,410,769, $3,457,543 and $5,451,641, respectively.


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5    Property, plant and equipment, net (Continued)

     During the year ended March 31, 2008, the Group sold one of its properties located in Hong Kong with a net book value of $1,751,530 to a third party at a consideration of $4,875,513 and made a gain of $3,123,983.

6    Interests in subsidiaries

     Particulars of principal subsidiaries as of March 31, 2007 and 2008 are as follows:

                             Place of
                             incorporation        Particulars of         Percentage of
                             and kind of         issued capital/       capital held by
     Name of company         legal entity     registered capital           the Company  Principal activities
     ---------------         ------------     ------------------       ---------------  --------------------
                                                                       2007       2008
                                                                       ----       ----
     Bonso Electronics       Hong Kong,            HK$5,000,000        100%       100%  Trading of scales and
      Limited *              limited                (US$641,026)                        telecommunication
      ("BEL")                liability                                                  products
                             company

     Bonso Investment        Hong Kong,            HK$3,000,000        100%       100%  Investment holding
      Limited                limited                (US$384,615)
                             liability
                             company

     Bonso Electronics       PRC,                 HK$97,519,772        100%       100%  Production of scales
      (Shenzhen) Co.         limited             (US$12,502,535)                        and telecommunication
      Limited                liability                                                  products
      ("BESCL")              company


     Bonso Advanced          Hong Kong,            HK$1,000,000        100%       100%  Investment holding
      Technology Limited *   limited                (US$128,205)
                             liability
                             company

     Bonso Advanced          PRC,                  HK$13,853,728          -       100%  Investment holding
      Technology (Xin        limited              (US$1,776,119)
      Xing) Limited #        liability
                             company

     Korona Haushaltswaren   Germany,                 EUR511,292       100%       100%  Trading of scales
      GmbH & Co. KG          limited                (US$795,485)
      ("Korona")             liability
                             partnership

     Gram Precision Scales   Canada,                    US$3,276        51%        51%  Trading of scales
      Inc.                   limited
      ("Gram")               liability
                             company

     * Shares directly held by the Company
     # Newly set up during the year ended March 31, 2008


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

7    Goodwill, brand name and other intangible asset

     Goodwill, brand name and other intangible assets are analyzed as follows:

                                         Goodwill                   Brand name            Other intangible asset
                                         March 31                    March 31                   March 31
                                         --------                    --------                   --------
                                       2007         2008          2007          2008          2007          2008
                                 ----------   ----------    ----------    ----------    ----------    ----------
                                          $            $             $             $             $             $

     Cost                           842,821      842,821     3,000,000     3,000,000       544,267       544,267
     Less: accumulated
      amortization                     --           --      (1,202,608)   (1,402,608)      (28,225)      (41,773)
     Less: impairment loss for
      the year                         --       (842,821)         --      (1,597,392)         --            --
                                 ----------   ----------    ----------    ----------    ----------    ----------
                                    842,821         --       1,797,392          --         516,042       502,494
                                 ==========   ==========    ==========    ==========    ==========    ==========

     As of March 31, 2008, there were indicators that the goodwill associated with Gram might not be recoverable. These indicators, amongst others, included declines in the current and projected operating results and cash flows in Gram, and the slowdown of the worldwide economies in the second half of fiscal 2008 since the emergence of the subprime related problems, caused management to carry out an impairment review of the goodwill.
     Management evaluated the recoverability in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142). Based on the analysis, management determined that goodwill of $842,821 associated with Gram should be fully impaired as of March 31, 2008.

     As of March 31, 2008, management noted declines in the current and projected operating results and cash flows of Korona. Together with certain other indicators, like drop in selling prices of Korona branded products, management was of the view that the carrying value of the Korona brand name might not be recoverable, and therefore, performed an impairment review on the brand name. Management evaluated the recoverability of the brand name in accordance with the requirements under SFAS No. 142 and SFAS No. 144, "Accounting for the impairment of long-lived assets". Based upon the analysis, management determined that the brand name of $1,597,392 should be fully impaired as of March 31, 2008.

     Amortization expense in relation to brand name was $200,000 for each of the years ended March 31, 2006, 2007 and 2008.

     Amortization expense in relation to other intangible asset was $13,548 for each of the years ended March 31, 2006, 2007 and 2008.

     As of March 31, 2008, future minimum amortization expenses in respect of other intangible assets are as follows:

                                                         $
     2009                                           13,548
     2010                                           13,548
     2011                                           13,548
     2012                                           13,548
     2013                                           13,548
     Thereafter                                    434,754
                                                   -------
     Total                                        $502,494
                                                  ========



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

8    Banking facilities

     As of March 31, 2008, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, short-term loans and long-term loans. The facilities are interchangeable with total amounts available of $31,115,325 (2007: $30,017,128). The general banking facilities utilized by the Group are denominated in United States dollars, Hong Kong dollars, European dollars and Canadian dollars.

     The Group's general banking facilities, expressed in United States dollars, are further detailed as follows:

                              Amount available            Amount utilized       Terms of banking facilities as of
                                  March 31                   March 31                     March 31, 2008
                          ------------------------    ----------------------    ---------------------------------
                                2007          2008         2007         2008             Interest     Repayment
                                   $             $            $            $                 rate         terms
     Import and export
     Facilities

     Letters of credit    18,589,744    19,230,769    3,736,526    3,863,465

     Including
     sub-limit
     of:
     Notes payable        17,564,103    17,564,103    3,736,526    3,863,465          HIBOR +1.5%  Repayable in
                                                                                                    full within
                                                                                                    four months


     Short-term loans      4,745,640     5,134,250    3,576,366    3,894,159      *Eonia+1.15% to  Repayable in
                                                                                           +1.95%   full within
                                                                                                         twelve
                                                                                                         months


     Other facilities

     Factoring             4,964,102     4,964,102            -            -          HIBOR +1.5%


     Bank overdrafts       1,717,642     1,786,204      459,710      811,354           Prime rate     Repayable
                                                                                         +0.5% to     on demand
                                                                                              +1%
                                                                                   Or HIBOR+2.25%
                          ----------    ----------   ----------   ----------
                          30,017,128    31,115,325    7,772,602    8,568,978
                          ==========    ==========   ==========   ==========

     * EONIA stands for Euro Overnight Index Average.


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

8    Banking facilities (Continued)

     The amounts of banking facilities utilized by the Group are denominated in the following currencies:

                                                      Amount utilized
                                                          March 31
                                                 --------------------------
                                                      2007             2008
                                                 ---------        ---------
                                                         $                $

     Euro                                        3,576,366        3,894,159
     Hong Kong dollars                           2,957,631        3,863,465
     United States dollars                         778,895          300,192
     Canadian dollars                              459,710          511,162
                                                 ---------        ---------
                                                 7,772,602        8,568,978
                                                 =========        =========



     The Prime Rate, HIBOR rate and EONIA were 5.25%, 2.4% and 3.9% per annum, respectively, as of March 31, 2008. The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.
     Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks, which ranges from 4% to 6% in addition to the US and Hong Kong Prime Rate, respectively.

     The banking facilities are collateralized by guarantees of $5,766,607
     (2007: $4,276,218) by two banks, which in turn, received a fee from the Company for the provision of such collateralized guarantees.

     The weighted average interest rates of short-term borrowings of the Group are as follows:

                                                 Year ended March 31
                                              -------------------------
                                               2007                2008

     Bank overdrafts                          6.48%               5.76%
     Notes payable                            5.62%               3.39%
     Short-term loans                         4.88%               5.72%



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

9    Taxation

(a) The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC, Germany, the United
     States and Canada. The tax rate of the subsidiaries operating in Hong Kong was 17.5% for the three years ended March 31, 2008. The subsidiary of the Group in Germany was registered as a partnership in Germany, which was subject to a statutory tax rate of 14.17% during the three years ended
     March 31, 2008. The Group is not subject to income taxes in the British
     Virgin Islands. The statutory tax rate in Canada and USA was 36% and 15%, respectively, for the three years ended March 31, 2008.

(b) On March 16, 2007, the PRC Enterprise Income Tax Law, (the "EIT Law"), was enacted by the PRC government. The EIT Law, effective January 1, 2008, imposes a uniform tax rate of 25% for both domestic and foreign-invested enterprises and revokes the then current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises.
     However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the EIT Law became effective. Under the grandfathering rules of the EIT Law, enterprises that are subject to an enterprise income tax ("EIT") rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law.
     Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires.

     During the period from January 1, 2008 to March 31, 2008, the Company's subsidiaries operating in the PRC were subject to the EIT Law and a standard tax rate of 25% was adopted. These PRC subsidiaries may be entitled to the grandfathering incentives if the PRC government has finally confirmed such grandfathering incentive in the BaoAn area where the Company's PRC subsidiaries operate. For the years ended December 31, 2006 and 2007, the Company's PRC subsidiaries were subject to a tax rate of 10% and 15%, respectively.

(c) Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The income (loss) before income taxes by geographical location was as follows:

                                    2006             2007             2008
                              ----------       ----------       ----------
                                       $                $                $

     Hong Kong                 1,055,120          854,807          849,199
     PRC                       1,194,690        1,303,303       (3,137,058)
     Germany                    (234,314)        (296,834)      (2,682,668)
     Canada                     (590,296)      (1,153,894)      (2,208,563)
     Others                     (809,598)      (1,160,814)      (1,704,977)
                              ----------       ----------       ----------
     Total                       615,602         (453,432)      (8,884,067)
                              ==========       ==========       ==========

     Others mainly include the profit (loss) from BVI and the United States.



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

9    Taxation (Continued)

(d)

                                                 2006        2007        2008
                                                    $           $           $

     Deferred income tax                       21,194      10,802     113,690
     Current income tax (expense)/ benefit   (152,668)   (928,313)    220,464
                                             --------    --------    --------
     Total income tax (expense)/ benefit     (131,474)   (917,511)    334,154
                                             ========    ========    ========

     The components of the income tax (expense)/ benefit by geographical location are as follows:

                                      2006            2007            2008
                                         $               $               $

     Hong Kong                     (89,035)       (797,225)        419,782
     PRC                           (36,842)       (126,617)        (72,213)
     Others                         (5,597)          6,331         (13,415)
                                  --------        --------        --------
     Total                        (131,474)       (917,511)        334,154
                                  ========        ========        ========

(e)

                                                         2007          2008
                                                            $             $


     Deferred income tax assets                        87,369       191,618
     Deferred income tax liabilities                   13,901         4,460

     Deferred tax assets comprised the following:


                                                     2007             2008
                                                        $                $

     Tax loss carry forwards                    1,167,987        2,997,132
     Others                                        87,369          191,618
     Less: Valuation allowance                 (1,167,987)      (2,997,132)
                                               ----------       ----------
                                                   87,369          191,618
     Less: current portion                           --               --
                                               ----------       ----------
     Non-current portion                           87,369          191,618
                                               ==========       ==========

     As of March 31, 2008 and 2007, the Group had accumulated tax losses amounting to $11,603,130 and $5,845,998 (the tax effect thereon is $2,997,132 and $1,167,987) respectively, subject to the approval of the tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong, Germany, Canada and other countries. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2008, the Group's accumulated tax losses have no definite period of expiration, except for tax losses of $2,591,798 which expires in 2013.


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

9    Taxation (Continued)

(f)  Changes in the valuation allowance consist of:

                                                        2007           2008
                                                           $              $

     Balance, April 1                                700,966      1,167,987
     Charged to income tax expense                   467,021      1,829,145
                                                   ---------      ---------
     Balance, March 31                             1,167,987      2,997,132
                                                   =========      =========

(g)  The actual income tax expense attributable to earnings for the years ended
     March 31, 2006, 2007 and 2008 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

                                                                    2006          2007          2008
                                                                       $             $             $
     Income tax (expense) credit calculated at domestic tax
      rates applicable to loss/ profit in the respective
      countries                                                  (52,128)      205,583     1,823,709
     Profit not subject to income tax                            183,211       154,349       787,191
     Expenses not deductible for income tax purposes             (52,648)      (73,283)     (753,692)
     Over-provision for income tax in prior years                  6,623          --            --
     Tax losses utilized                                           5,093          --            --
     Increase in valuation allowance                            (221,625)     (467,021)   (1,829,145)
     (Provision made)/ reversal of provision as a result of
       development of tax rules                                     --        (737,139)      306,091
                                                              ----------    ----------    ----------
     Total income tax expense                                   (131,474)     (917,511)      334,154
                                                              ==========    ==========    ==========

(h) Effective April 1, 2007, the Company adopted FIN 48. As a result of the adoption of FIN 48, the Company recognized a $1,169,777 increase in the liability for unrecognized tax benefits and penalties of $994,310, which were accounted for as a reduction to the April 1, 2007 balance of retained earnings.

     A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:


     Balance as of April 1, 2007                                $1,906,916
     Decreases related to prior year tax positions                (306,091)
                                                                ----------
     Balance as of March 31, 2008                               $1,600,825
                                                                ==========

     Consistent with the provisions of FIN 48, the Company reclassified income tax liabilities of $737,139 as of April 1, 2007 from current to non-current liabilities because payment is not anticipated within one year of the balance sheet date.


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

9    Taxation (Continued)

(h)  (Continued)

     The Company's accounting policy is to treat interest and penalties as a component of income taxes. As of March 31, 2008, the Company had accrued penalties related to uncertain tax positions of $994,310.

     The Company files income tax returns in Hong Kong, the PRC and various foreign tax jurisdictions. There are a couple of subsidiaries which operate within each of the Company's major jurisdictions resulting in a range of open tax years. The open tax years for the Company and its significant subsidiaries range between fiscal 2000 and fiscal 2008. The provisions made as a result of these open tax cases are subject to the final agreement with the tax authorities.

10   Leases

(a)  Capital leases

     Plant and machinery include the following amounts for capitalized leases:

                                                         March 31
                                                         --------
                                                      2007            2008
                                                         $               $

     Cost                                        1,830,356         661,374
     Less: accumulated depreciation               (594,052)       (364,029)
                                                ----------      ----------
                                                 1,236,304         297,345
                                                ==========      ==========

     During the years ended March 31, 2006, 2007 and 2008, the Group entered into additional capital lease obligations amounting to $188,718, $154,983 and $360,691, respectively.

     Future minimum payments under capital leases as of March 31, 2008 with an initial term of more than one year are as follows:

                                                                         $
     Total minimum lease payments                                  360,691
     Less: amount representing interest                            (13,309)
                                                                  --------
     Present value of net minimum lease payments
      (including current portion of $176,930 as of
      March 31, 2008)                                              347,382
                                                                  ========

     Future minimum payments under capital leases
     2008                                                          176,930
     2009                                                          131,790
     2010                                                           51,971
     Thereafter                                                          -
                                                                  --------
                                                                   360,691
                                                                  ========


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

10   Leases (Continued)

(b)  Operating leases

     As of March 31, 2008, future minimum lease payments in respect of non-cancellable operating leases for factory, office premises and staff quarters in Hong Kong, the PRC, Germany, the United States, the United
     Kingdom and Canada are as follows:

                                                                          $
     2009                                                         1,177,208
     2010                                                         1,188,999
     2011                                                           422,849
     2012                                                           115,138
     Thereafter                                                      45,063
                                                                  ---------
                                                                  2,949,257
                                                                  =========

     Rental expense for all operating leases amounted to $688,469, $1,239,366 and $1,273,389 for the years ended March 31, 2006, 2007 and 2008, respectively.

11   Commitments

     Capital expenditure contracted at the balance sheet but not yet provided for is as follows:

                                                     2007              2008
                                                        $                 $

     Land use right                             1,472,325           350,758
                                                =========         =========

     In November 2006, the Group entered into a land use right purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire the right to use a piece of land of approximately 146,673 square meters for future expansion of production capacity in XinXing of GuangDong, PRC. The total consideration was $1,472,325. A deposit of approximately $610,000 was paid in July 2007, while the remaining was paid in October 2007. During the year ended March 31, 2008, the Group prepaid $150,325 for the acquisition of the right to use another piece of land in XinXing, the total consideration for which will be $501,083. This prepayment was classified as other non-current asset in the consolidated balance sheet.





                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

12   Shareholders' equity

(a)  Repurchase of common stock

     In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stocks had been repurchased since then up to November 16, 2006. The Board of Directors believed that the common stock was undervalued, and that the repurchase of common stock would be beneficial to the Company's shareholders. On November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increases the amount authorized for repurchase from $500,000 to $1,500,000. During the fiscal year ended March 31, 2007, 260,717
     ($1,328,560) shares were purchased under this program. No shares had been repurchased during the fiscal year ended March 31, 2008. The Company may from time to time repurchase shares of its common stock under this program.

(b)  Preferred stock

     The Company had authorized share capital of $100,000 or 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company's Board of Directors in its sole discretion without the approval of the shareholders with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company's Memorandum of Association. The Company had not issued any shares of preferred stock as of March 31, 2008.

(c)  Dividends

     Dividends of $0.05, $nil and $nil per share were declared by the Company for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.







                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Stock option and bonus plans

(a)  On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan
     (the "Stock Bonus Plan") which authorizes the issuance of up to five hundred thousand (500,000) shares of the Company's common stock in the form of stock bonus.

     The purpose of this Stock Bonus Plan is to (i) induce key employees to remain in the employment of the Company, or of any subsidiary of the Company; (ii) encourage such employees to secure or increase their stock ownership in the Company; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Company, or any of its subsidiaries. The
     Company believes that Stock Bonus Plan will promote continuity of management and increase incentive and personal interest in the welfare of the Company.

     The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Company.
     The existing Committee members are Mr. Anthony So and Mr. Woo Ping Fok. The
     Committee has the authority, in its sole discretion:(i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus
     Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

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

     The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Company. The current committee members are Anthony So and Woo Ping Fok. The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

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

13   Stock option and bonus plans (Continued)

(a)  (Continued)

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

     In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61. The options shall expire on March 31, 2013 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the years ended March 31, 2006, 2007 and 2008.

     In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12. The options shall expire on March 25, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the years ended
     March 31, 2006, 2007 and 2008.





                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Stock option and bonus plans (Continued)

(a)  (Continued)

     In September 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.20. The options shall expire on September 12, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such option was exercised during the years ended March 31, 2006, 2007 and 2008.

     In December 2005, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $4.50. The options shall expire on December 4, 2015 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options had been exercised during the years ended March 31, 2006, 2007 and 2008.

     On November 16, 2006, the Board of Directors of the Company voted to rescind the Company's 1996 Non-Employee Directors' Stock Option Plan (the
     "Non-Employee Directors' Plan"). All options previously granted under the Non-Employee Directors' Plan continue in full force and effect pursuant to their terms of grant.

     During the year ended 31 March 2008, no shares or share options were granted.

(b)  The stock options summary as of March 31, 2008 is as follows:


                                                                      Weighted
                                                                       average
                                                      Number          exercise
                                                    of options          price

     Balance, March 31, 2005                        1,074,500         $   4.13

     Granted                                           30,000         $   4.50
                                                    ---------         --------
     Balance, March 31, 2006                        1,104,500         $   4.13

     Granted                                             --               --
                                                    ---------         --------
     Balance, March 31, 2007                        1,104,500         $   4.13

     Granted                                             --               --
                                                    ---------         --------
     Balance, March 31, 2008                        1,104,500         $   4.13
                                                    =========         ========






                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Stock option and bonus plans (Continued)

(c) The following table summarizes the information about all stock options of the Company outstanding as at March 31, 2008:

                                                   Weighted
                                  Number            average         Exercisable
     Weighted average     outstanding at     remaining life           shares at
     exercise price       March 31, 2008            (years)      March 31, 2008
     --------------       --------------            -------      --------------

     $1.61                       342,500                5.0             342,500
     $2.50                       168,000                4.0             168,000
     $2.55                        10,000                3.6              10,000
     $3.65                       196,000                3.1             196,000
     $4.50                        30,000                7.8              30,000
     $6.12                        40,000                6.0              40,000
     $6.20                        40,000                6.5              40,000
     $7.875                       30,000                2.8              30,000
     $8.00                       228,000                1.8             228,000
     $8.125                       20,000                1.8              20,000
                               ---------                              ---------
     $4.131                    1,104,500                3.9           1,104,500
                               =========                              =========

     The intrinsic value of options outstanding and exercisable was $1,967,290, $1,218,160 and $157,550 on March 31, 2006, 2007 and 2008. The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company's common stock on balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2006, 2007 and 2008.

     New shares will be issued by the Company upon future exercise of stock options.

(d)  Prior to 1 April 2006, the Company applied Accounting Principles Board
     ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under
     APB Opinion No. 25, as the exercise price of all the options issued by the Company was equal to or higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for the year ended March 31 2006.









                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Stock option and bonus plans (Continued)

(d)  (Continued)

     Effective April 1, 2006, the Company adopted the SFAS No. 123(R) in accounting for its employee stock option. Under the provisions of SFAS No.
     123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. According to the modified prospective application method, the Company applies SFAS No. 123(R) for:
     (1) new awards granted after April 1, 2006 and (2) any portion of awards that were granted after April 1, 1995 and have not vested by April 1, 2006.
     As the Company did not have any unvested stock-based compensation as of April 1, 2006, the adoption of SFAS No. 123(R) did not have impact on the Company's financial statement. The weighted average fair value of options granted during the years ended March 31, 2006, 2007 and 2008 amounted to $83,605, $nil and $nil respectively.

                                                                        2006
                                                                           $

     Net income as reported                                          484,128

     Deduct:
     Total stock-based employee compensation expense
       determined under fair value based method for
       all stock options, net of related tax effects                 (83,605)
                                                                   ---------
     Pro forma net income                                            400,523

     Basic earnings per share
     As reported                                                       $0.09
     Pro forma                                                         $0.07

     Diluted earnings per share
     As reported                                                       $0.08
     Pro forma                                                         $0.07

     The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model. As there was no option granted during the year ended March 31, 2007 and 2008, the following table only indicates the weighted-average assumptions for the year ended March 31, 2006:

                                                                        2006
                                                                           $

     Weighted risk-free interest rate                                  4.29%
     Dividend yield                                                       2%
     Weighted volatility factor of the expected market
      price of the Company's common share                             69.14%
     Weighted average expected life of the option                   10 years



                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

13   Stock option and bonus plans (Continued)

(d) The weighted volatility factor of the expected market price of the Company's common share is calculated by annualizing the standard deviation of daily changes in price of the Company's common shares based on a period of 360 days.

     The calculation of weighted average expected life of the option is based on the historical performance and the anticipated performance of the Company's common share price.

14   Related party transactions

(a) The Group paid emoluments, commissions and/or consultancy fees to its directors as follows:

     Year ended      Mr. So Hung Gun,      Ms. Pang Kit       Mr. Chung Kim
     March 31                Anthony        Teng, Cathy                 Wah
     --------                -------        -----------                 ---

     2006               $583,215 (ii)          $113,913        $137,990 (i)
     2007               $741,947 (ii)      $68,222 (iv)            $151,095
     2008               $705,901 (ii)               Nil            $150,479

                      Mr. Fok Woo            Mr. George       Mr. J Stewart          Mr. Henry
                             Ping               O'Leary             Jackson          Schlueter
                             ----               -------             -------          ---------

     2006                    Nil           $240,000 (v)                 Nil      $23,519 (iii)
     2007                    Nil     $180,000 (iv), (v)                 Nil      $14,571 (iii)
     2008                    Nil                    Nil                 Nil      $59,365 (iii)

     (i) Included in the emoluments is a housing allowance for $38,462 for the year ended March 31, 2006 payable to a company in which Mr. Chung Kim
          Wah has a beneficial interest. No housing allowance was paid on behalf of Mr. Chung Kim Wah for the years ended March 31, 2007 and 2008.

     (ii) Apart from the emoluments paid by the Group as shown above, one of the properties of the Group in Hong Kong is also provided to Mr. So Hung
          Gun, Anthony as part of his compensation.

    (iii) The amount for the years ended March 31, 2006, 2007 and 2008 represented professional fees paid to Schlueter & Associates, P.C., and the Group's SEC counsel in which Mr Henry Schlueter is one of the principals.

     (iv) Ms. Pang Kit Teng, Cathy and Mr. George O'Leary resigned from their positions as directors of the Company on November 16, 2006.

     (v) This represented consultancy fee paid to Mr. George O'Leary for provision of support and marketing services in the United States and director fee since January 17, 2005.

(b) As of March 31, 2008, BEL had paid deposits of approximately US$1,528,000 with regard to potential investments in a commercial residential building and a land use right in the PRC. Subsequent to this fiscal year end, Mr.
     Anthony So, Chairman of Bonso decided to take up BEL's potential investments and paid BEL the full amount of approximately US$1,528,000 in September 2008. The carrying amount of the deposits approximates their fair value due to their short maturities.

     During the year ended March 31, 2007, BEL had paid certain deposits of US$799,000 for a potential investment in a hotel. Such potential investment was subsequently taken up by Mr. Anthony So and the full amount was paid to BEL in July 2007.


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

15   Employee retirement benefits

(a) With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Company in Hong Kong, implemented a defined contribution plan (the
     "Plan") with a major international insurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan. The eligible employee of the Plan is required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% based on the eligible employee's salary, depending on the number of years of the eligible employee's service.

     The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong
     Government, and commenced in December 2000. BEL joined the MPF by implementing a plan with a major international insurance company. All permanent Hong Kong full time employees who joined BEL in or after December
     2000, excluding factory workers, are eligible to join the MPF. The eligible employee's and employer's contributions to the MPF are both at 5% of the eligible employee's monthly salary and are subject to a maximum contribution of HK$1,000 (US$128) monthly.

     Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at rates based upon the employee's standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security
     Bureau in respect of the retirement benefits for the Group's employees in the PRC.

(b) The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of income (loss). The Group's total contributions to the above schemes for the years ended March 31, 2006, 2007 and 2008 amounted to $145,719, $164,348 and $251,538, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.










                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

16   Loss from water damage

     In September 2006, a heavy rain caused overflow of a river which is near a logistic warehouse of the Group in Germany. A loss of approximately
     $700,950, mainly representing write-off of equipment and inventories, was recognised as a result of the heavy rain.

17   Earnings per share

                                                       Year ended March 31
                                              -------------------------------------
                                                    2006         2007          2008
                                                       $            $             $

     Net income (loss) applicable to common
      shareholders                               484,128   (1,370,943)   (8,549,913)

     Weighted average shares outstanding       5,577,639    5,577,639     5,577,639
     Incremental shares from assumed
      exercise of:
     Stock options                               360,005      305,009       194,534
                                              ----------   ----------    ----------
     Dilutive potential common shares            360,005      305,009       194,534
                                              ----------   ----------    ----------
     Dilutive weighted average shares          5,937,644    5,882,648     5,772,173
                                              ==========   ==========    ==========

     Basic earnings per share                       0.09        (0.25)        (1.53)
     Diluted earnings per share                     0.08        (0.25)        (1.53)


     Basic earnings per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of shares of common stock issued and outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive shares of common stock that were outstanding during the period, including stock options.

     Diluted net loss per share is computed by dividing net loss for each year by the weighted average number of shares of common stock and ordinary share equivalents issued and outstanding. The weighted average number of shares used to compute diluted net loss per share includes the incremental shares of ordinary shares relating to outstanding options, to the extent such incremental shares are dilutive.

     The diluted net loss per share is the same as the basic net loss per share for the year ended March 31, 2008 as all 194,534 potential ordinary shares from the exercise of stock options are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

18   Business segment information

(a) The Group is organized based on the products it offers. Under this organizational structure, the Group's operation can be classified into 3 business segments, Scales, Telecommunication products and Other.

     Scales operations principally involve production and marketing of sensor-based scales products. These include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.

     Telecommunication products operations principally involve production and modification of two-way radios and cordless telephones that are used in consumer and commercial applications.

     The "Other" segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales and telecommunication products, and (ii) sales of scrap materials.

     The accounting policies of the Group's reportable segments are the same as those described in the description of business and significant accounting policies.

     Summarized financial information by business segment for 2006, 2007 and 2008 is as follows:

                                                                Identifiable     Depreciation
                                                    Operating   assets as of              and        Capital
                                      Net sales   profit/(loss)     March 31     amortization    expenditure
                                      ---------   -------------  -----------    -------------    -----------
                                              $             $              $                $              $

     2008
     ----

     Scales                          43,839,929    (5,662,780)    15,550,710          981,706        440,308
     Telecommunication products      18,597,938    (2,561,417)    10,426,828        1,092,028        489,789
     Other                              248,634        44,754         58,799                -              -
                                     ----------    ----------     ----------        ---------      ---------
     Total operating segments        62,686,501    (8,179,443)    26,036,337        2,073,734        930,097
     Corporate                                -    (3,438,359)    15,749,511          781,924      1,753,343
                                     ----------    ----------     ----------        ---------      ---------
     Group                           62,686,501   (11,617,802)    41,785,848        2,855,658      2,683,440
                                     ==========   ===========     ==========        =========      =========

     2007
     ----

     Scales                          49,904,959     3,971,549     20,543,345          749,466         84,687
     Telecommunication products      16,248,261    (1,392,106)     9,107,007        1,037,083        127,031
     Other                              338,160        60,869              -                -              -
                                     ----------    ----------     ----------        ---------      ---------
     Total operating segments        66,491,380     2,640,312     29,650,352        1,786,549        211,718
     Corporate                                -    (2,898,638)    17,868,263          851,966        130,392
                                     ----------    ----------     ----------        ---------      ---------
     Group                           66,491,380      (258,326)    47,518,615        2,638,515        342,110
                                     ==========    ==========     ==========        =========      =========


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

18   Business segment information (Continued)

(a)  (Continued)

                                                                      Identifiable     Depreciation
                                                       Operating      assets as of              and          Capital
                                      Net sales    profit/(loss)          March 31     amortization      expenditure
                                      ---------    -------------       -----------     ------------      -----------
                                              $                $                 $                $                $

     2006
     ----

     Scales                          43,553,161        5,545,751        25,951,769          798,653          339,449
     Telecommunication products      20,750,920         (959,436)        9,084,368        1,110,862          509,173
     Other                              238,882           42,999              --               --               --
                                     ----------       ----------        ----------       ----------       ----------
     Total operating segments        64,542,963        4,629,314        35,036,137        1,909,515          848,622
     Corporate                             --         (3,718,271)       14,442,751          760,671          491,512
                                     ----------       ----------        ----------       ----------       ----------
     Group                           64,542,963          911,043        49,478,888        2,670,186        1,340,134
                                     ==========       ==========        ==========       ==========       ==========

     Operating profit by segment equals total operating revenues less expenses directly attributable to the generation of the segment's operating revenues. Operating loss of the corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group. Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, deferred income tax assets and other identifiable assets not related specifically to individual segments. Goodwill of $842,821, $842,821 and nil arising from the purchase of Gram, is allocated to scales segment as of March 31, 2006, 2007 and 2008, respectively.

(b)  The Group primarily operates in Hong Kong, the PRC, Germany, Canada and the
     United States. The manufacture of components and their assembly into finished products and research and development are carried out in the PRC.
     The Hong Kong office is mainly responsible for the purchase of raw materials and arrangement of shipments. Subsidiaries in Germany, Canada and the United States are responsible for the distribution of electronics scales and telecommunication products in Europe and North America. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong, the PRC, Germany, Canada, the United States and the United Kingdom.

     Total property, plant and equipment, net by geographical areas are as follows:

                                                        2007           2008
                                                           $              $

     Hong Kong                                     3,585,124      1,931,151
     The PRC                                       7,048,045      7,620,642
     Germany                                         115,655         91,096
     Canada                                          239,497        244,413
     United States                                    50,281         51,522
     Poland                                              571            240
                                                  ----------     ----------
     Total property, plant and equipment          11,039,173      9,939,064
                                                  ==========     ==========


                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

18   Business segment information (Continued)

(c) The following is a summary of net export sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Group for the years ended March 31, 2006, 2007 and 2008:

                                                            Year ended March 31
                                ---------------------------------------------------------------------------
                                      2006            %         2007            %         2008            %
                                         $                         $                         $

     United States of America   37,352,618           58   36,432,384           55   31,810,515           51
     Germany                    13,302,506           21   17,545,242           26   17,283,135           28
     Other EC countries         10,259,900           15    7,219,581           11    8,412,168           13
     Asia and others             3,627,939            6    5,294,173            8    5,180,683            8
                                ----------   ----------   ----------   ----------   ----------   ----------
                                64,542,963          100   66,491,380          100   62,686,501          100
                                ==========   ==========   ==========   ==========   ==========   ==========

(d) The details of sales made to customers constituting 10% or more of total sales of the Group are as follows:

                                                                              Year ended March 31
                                                   ---------------------------------------------------------------------------
                                                         2006            %         2007            %         2008            %
                                                            $                         $                         $

     Sunbeam Products, Inc.         Business
     (USA)                    segment scales       10,269,375           16   15,387,967           23   13,097,835           21

     TTI Tech Co., Ltd.   Tele-communication
                                    products       10,264,500           16    7,752,573           12    9,147,739           15

     Global Link                       Tele-
     Corporation Ltd.          communication
                                    products       10,462,434           16    8,457,868           13    8,574,010           14
                                                   ----------   ----------   ----------   ----------   ----------   ----------
                                                   30,996,309           48   31,598,408           48   30,819,584           50
                                                   ==========   ==========   ==========   ==========   ==========   ==========


                                                                    F-34

                      Bonso Electronics International Inc.
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

19   Fair value of financial instruments

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

20   Subsequent events

     In August 2008, the Group decided to dissolve its wholly-owned subsidiary, Bonso USA Inc., because of poor performance from this subsidiary. The Group would handle all the business of Bonso USA Inc. by its other subsidiaries.