Form 20-F
period 2009-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2009-10-20
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

COMMON STOCK, PAR VALUE $.003

Securities registered pursuant to Section 12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

5,577,639 shares of common stock, $0.003 par value, at March 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐                        No ☒

If the report is an annual or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐                      No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                      No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer   ☐                  Accelerated Filer   ☐           Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☒                                International Financial Reporting Standards as issued                                 Other ☐
            By the International Accounting Standards Board   ☐

If  “Other”  has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐                     Item 18  ☐

If this is an annual report, indicated by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐                     No  ☒

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

REFERENCES

In this Annual Report, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong.  The terms "Bonso," "we," "our," "us," “the Group” and the "Company" refer to Bonso Electronics International Inc. and, where the context so requires or suggests, our direct and indirect subsidiaries. References to "dollars" or "US$" are to United States Dollars, "HK$" are to Hong Kong Dollars, "Euros" or "euro" are to the European Monetary Union's Currency, "GPB" are to British Pounds, "RMB" are to Chinese Renminbi and "CDN" are to Canadian Dollars.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

The selected consolidated financial data as of March 31, 2008 and 2009 and for each of the three fiscal years ended March 31, 2009 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.  The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars.  The selected consolidated financial data set forth below as of March 31, 2005, 2006 and 2007, and for each of the two fiscal years in the period ended March 31, 2006 have been derived from our audited consolidated financial statements that are not included in this Annual Report.  The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data
(in 000’s US$ except per shares and per share data)

	Year Ended March 31,
	2005 $	2006 $	2007(1)(2) $	2008 (1)(2) $	2009 (1)(2) $

Net sales	69,602	64,543	48,272	45,496	40,378
Cost of sales	(53,138)	(51,114)	(40,304)	(43,629)	(34,707)
Gross margin	16,464	13,429	7,968	1,867	5,671
Selling expenses	(2,595)	(2,111)	(874)	(720)	(649)
Salaries and related costs	(5,216)	(5,681)	(3,017)	(3,541)	(3,777)
Research and development expenses	(710)	(847)	(983)	(883)	(792)
Administration and general expenses	(4,079)	(3,421)	(1,655)	(3,351)	(4,602)
Amortization of brand name	(200)	(200)	(200)	(200)	-
Impairment of goodwill	-	(258)	-	(843)	-
Impairment of brand name	-	-	-	(1,597)	-
Impairment on share investment	-	-	-	(200)	-
Income (Loss) from operations	3,664	911	1,239	(9,468)	(4,149)
Gain from disposal of subsidiary	-	-	-	-	363
Interest income	81	202	309	198	126
Interest expenses	(417)	(504)	(122)	(448)	(209)
Foreign exchange gain (loss)	(98)	(184)	(193)	(431)	(279)
Gain on disposal of property	-	-	-	3,124	163
Other income (expenses)	372	190	(236)	592	706
Waiver of loan from discontinued operations	-	-	-	-	(5,871)
Income (Loss) before income taxes and minority interest	3,602	615	997	(6,433)	(9,150)
Income tax (expense) benefit	(266)	(131)	(911)	341	(208)
Net (loss) income before minority interest	3,336	484	87	(6,092)	(9,358)
Minority interest	14	-	-	-	-
(Loss) income from continuing operations			87	(6,092)	(9,358)
(Loss) income from discontinued operations			(1,458)	(2,458)	1,774
Net (loss) income	3,350	484	(1,371)	(8,550)	(7,584)
(Loss) earnings per share
- Basic	$0.59	$0.09
- Diluted	$0.55	$0.08
Loss per share
- Continuing operations			$0.01	$(1.09)	$(1.68)
- Discontinued operations			$(0.26)	$(0.44)	$0.32
- Total			$(0.25)	$(1.53)	$(1.36)

Weighted average shares	5,646,676	5,577,639	5,577,639	5,577,639	5,577,639
Diluted weighted average shares	6,054,303	5,937,644	5,937,644	5,577,639	5,577,639

(1) The diluted net loss per share was the same as the basic net loss per share for the fiscal years ended March 31, 2008 and 2009 as all potential ordinary shares including the stock options are anti-dilutive and therefore excluded from the computation of diluted net loss per share.

(2) The statement of operations for fiscal years ended March 31, 2007, 2008 and 2009 present continuing and discontinued operations in conjunction with the Consolidated Financial Statements.

Balance Sheet Data
(in 000’s US$ except per shares and per share data)

	March 31,
	2005	2006	2007	2008 (1)	2009 (1)
	$	$	$	$	$
Cash and cash equivalents	9,708	8,582	8,118	9,654	8,044
Working capital	15,345	16,945	16,842	11,815	11,244
Total assets of continuing operations				34,044	25,620
Total assets of discontinued operations				7,742	3,819
Total assets	52,463	49,479	47,519	41,786	29,439
Current liabilities	18,319	15,657	16,394	11,990	6,993
Long-term debts and capital leases	168	0	59	184	52
Deferred income tax assets	99	83	87	22	0
Total liabilities of continuing operations				14,774	9,654
Total liabilities of discontinued operations				6,107	5,787
Common stock	17	17	17	17	17
Shareholders’ equity	33,932	33,802	31,051	20,905	13,998
Dividends declared per share	0.10	0.05	0	0	0

(1)  The selected financial data for balance sheets for fiscal years ended March 31, 2008 and 2009 present continuing and discontinued operations in conjunction with the Consolidated Financial Statements.

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report.  The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar or the Chinese Renminbi.  The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the US dollar, Euro, Japanese Yen and Korean Won.  Under the rules, the RMB is allowed to move 0.3% on a daily basis against the U.S. Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%.  As of September 30, 2009, the RMB was valued at 6.83 per US Dollar.  Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable to, our common shareholders in U.S. Dollars.  In addition, China’s government continues to receive significant international pressure to further liberalize its currency policy and as a result may further change its currency policy.  The Chinese government in the past has expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China in July 1997.  However, there can be no assurance that the Hong Kong Dollar will remain pegged against the U.S. Dollar or the Chinese Renminbi will not be allowed to fluctuate more than 0.5% on a daily basis.  If the current exchange rate mechanism is changed, we face increased currency risks, which could have a material adverse effect upon the Company.

We Face Significant Risks If The Chinese Government Changes Its Policies, Laws, Regulations, Tax Structure, Or Its Current Interpretations Of Its Laws, Rules And Regulations Relating To Our Operations In China.  Our manufacturing facility is located in China.  As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties.  Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations, confiscatory taxation, changes in employment restrictions, restrictions on imports and sources of supply, import duties, corruption, currency revaluation or the expropriation of private enterprise could materially and adversely affect us.  Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization.  If the Chinese government does not continue to pursue its present policies that encourage foreign investment and operations in China, or if these policies are either not successful or are significantly altered, then our business operations in China could be adversely affected.  We could even be subject to the risk of nationalization, which could result in the total loss of investment in that country.  Following the Chinese government’s policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection.  Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us.  Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications.  If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we might have to discontinue our operations.

Our Results Have Been Affected By The Recent Global Economic Downturn and We Expect Results will Continue to be Affected.  In 2008 and 2009, global economic conditions have experienced a significant downturn from the effects of the subprime mortgage crisis, general credit crisis, various bank and institutional failures, collateral effects on the finance and banking industries, volatile energy costs, slower economic activity, decreased consumer confidence, reduced corporate profits and adverse business conditions.  These conditions make it difficult for our customers, our vendors and us to forecast and plan future business activities or expansion accurately.  They have caused and may continue to cause companies worldwide to slow spending generally, and our customers to slow ordering and spending on our products specifically.  If orders from our customers continue to shrink because of these macroeconomic effects, our business, financial condition and results of operations will in turn likely be materially and adversely affected.

We cannot predict the timing or duration of the economic slowdown in the electronics manufacturing industry in which we operate.  Therefore, management has focused on our strategy to improve production efficiencies, broaden our product range, and penetrate new markets.  We plan to concentrate on reducing overhead costs and improving resources utilization.  These actions will increase our profitability and new products development to meet new requirements from customers.

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

Changes to PRC tax laws and heightened efforts by the China’s tax authorities to increase revenues are expected to subject us to greater taxes.

Under prior PRC law, we have been afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations.  On March 16, 2008, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”).  The new CIT Law increases the corporate income tax rate for foreign invested enterprises to 25% with effect from January 1, 2009, which would likely increase our tax burden in the future.  The new CIT Law provides that further detailed measures and regulations on the determination of taxable profit, tax incentives and grandfathering provisions will be issued by the State Council in due course.  As and when the State Council announces the additional regulations, we will assess their impact, if any.  Under the new income tax law, apart from those qualified as high-tech enterprises, most domestic enterprises and foreign invested enterprises would be subject to a single PRC enterprise income tax rate and gradually transition to the new tax rate of 25% within five years.  We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

                 We Face Risks By Operating In China, Because The Chinese Legal System Relating To Foreign Investment And Foreign Operations Such As Bonso’s Is Evolving And The Application Of Chinese Laws Is Uncertain.  The legal system of China relating to foreign investments is continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances.  The Chinese legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which decided legal cases have little precedential value.  In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  Legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investment in China.  Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law. Further, various disputes may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.  Continued uncertainty relating to the laws in China and the application of the laws could have a material adverse effect upon us and our operations in China

We Could Be Adversely Affected If China Changes Its Economic Policies In The Shenzhen Special Economic Zone Where We Operate.  In August 1980, the Chinese government passed "Regulations for The Special Economy Zone of Guangdong Province" and officially designated a portion of Shenzhen as The Shenzhen Special Economy Zone.  Foreign enterprises in these areas benefit from greater economic autonomy and special tax incentives than enterprises in other parts of China.  Changes in the policies or laws governing The Shenzhen Special Economy Zone could have a material adverse effect on us.  Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China, which could have a material adverse effect on us and our operations near Shenzhen.

Controversies Affecting China’s Trade With The United States Could Harm Our Results Of Operations Or Depress Our Stock Price.  While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China.  These controversies could materially and adversely affect our business by, among other things, causing our products in the United States to become more expensive, resulting in a reduction in the demand for our products by customers in the United States, which would have a material adverse effect upon us and our results of operations.  Further, political or trade friction between the United States and China, whether or not actually affecting our business, could also materially and adversely affect the prevailing market price of our common shares.

If Our Sole Factory Were Destroyed Or Significantly Damaged As A Result of Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected.  All of our products are manufactured at our manufacturing facility located in Shenzhen, China.  Fire fighting and disaster relief or assistance in China may not be as developed as in Western countries.  We currently maintain property damage insurance aggregating approximately $27.63 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings.  We do not maintain business interruption insurance.  Investors are cautioned that material damage to, or the loss of, our factory due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

Our Results Could Be Harmed If We Have To Comply With New Environmental Regulations.  Our operations create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations.  The general issue of the disposal of hazardous waste has received increasing attention from China’s national and local governments and foreign governments and agencies and has been subject to increasing regulation.  Our business and operating results could be materially and adversely affected if we were to increase expenditures to comply with any new environmental regulations affecting our operations.

Future Changes In The Labor Laws In China May Result In The Continued Increase In Labor Costs.  During the fiscal years ended March 31, 2007, 2008 and 2009, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate.  Any future changes in the labor laws in the PRC could result in our having to pay increased labor costs.  There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

If We Were To Lose Our Existing Banking Facilities Or Those Facilities Were Substantially Decreased Or Less Favorable Terms Were Imposed Upon Us, The Company Could Be Materially And Adversely Affected.  We maintain banking facilities with a number of different banks, which are typically subject to renewal on an annual basis. Certain of our short-term bank loans (i.e., aggregating approximately US$16.6 million) were renewed subsequent to our fiscal year end. We have other banking facilities aggregating approximately US$6.1 million that we expect to renew in the coming months.

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

Risk Factors Relating to Our Business

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue.  If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted.  Traditionally, we have relied upon three customers for a significant portion of our sales during the fiscal year.  During the fiscal years ended March 31, 2007, 2008 and 2009, the same three customers accounted for approximately 65%, 68% and 62% of sales, respectively.  During the fiscal year ended March 31, 2009, 45% of our sales were to a single customer (29% during the fiscal year ended March 31, 2008). We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue.  The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

The global economic weakness has adversely affected our earnings, liquidity and financial condition and, until global economic conditions improve, is expected to continue to do so.   Global financial and credit markets have been, and continue to be, extremely unstable and unpredictable. Worldwide economic conditions have been weak and may be further deteriorating. The instability of the markets and weakness of the global economy has adversely affected, and could continue to adversely affect, the demand for our customers’ products, the amount, timing and stability of their orders to us, the financial strength of our customers and suppliers, their ability or willingness to do business with us, our willingness to do business with them, and/or our suppliers’ and customers’ ability to fulfill their obligations to us and/or the ability of our customers, our suppliers or us to obtain credit. These factors have affected, and could continue to affect, our operations, earnings and financial condition adversely. This instability also could affect the prices at which we could make any such sales, which also could adversely affect our earnings and financial condition. These conditions could also negatively affect our ability to secure funds or raise capital, if needed.

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

Since certain of our products are used in applications that are integral to our customers’ businesses, errors, defects, or other performance problems could result in financial or other damages to our customers, which would likely result in adverse effects upon our business with these customers.  If we were involved in any product liability litigation, even if it were unsuccessful, it would be time-consuming and costly to defend.  Further, our product liability insurance may not be adequate to cover claims.

Our Sales Through Retail Merchants Result In Seasonality, Susceptibility To A Downturn In The Retail Economy And Sales Variances Resulting From Retail Promotional Programs.  Many of our other customers sell to retail merchants.  Accordingly, these portions of our customer base are susceptible to a downturn in the retail economy.  A greater number of our sales of scales and telecommunications products occur between the months of April and September for shipment in the summer in preparation of the Christmas holiday.  Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation.  However, past sales patterns may not be indicative of future performance.  A significant portion of our sales in Europe is attributable to the promotional programs of our retail industry customers.  These promotional programs result in significant orders by customers who do not carry our products on a regular basis.  We cannot assure you that promotional purchases by our retail industry customers will be repeated regularly, or at all.  Further, our promotional sales could cause our quarterly results to vary significantly.  The reduction in promotional purchases would likely have a material adverse effect upon our results of operations.

Our Customers Are Dependent On Shipping Companies For Delivery Of Our Products, And Interruptions To Shipping Could Materially And Adversely Affect Our Business And Operating Results.  Typically, we sell our products either F.O.B. Hong Kong or Yantian (Shenzhen) and our customers are responsible for the transportation of products from Hong Kong or Yantian (Shenzhen), to their final destinations.  Our customers rely on a variety of carriers for product transportation through various world ports.  A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results.  Similarly, an increase in freight surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.

Customer Order Estimates May Not Be Indicative Of Actual Future Sales.  Some of our customers have provided us with forecasts of their requirements for our products over a period of time.  We make many management decisions based on these customer estimates, including purchasing materials, hiring personnel, and other matters that may increase our production capacity and costs.  If a customer reduces its orders from prior estimates after we have increased our production capabilities and costs, this reduction may decrease our net sales and we may not be able to reduce our costs to account for this reduction in customer orders.  Many customers do not provide us with forecasts of their requirements for our products.  If those customers place significant orders, we may not be able to increase our production quickly enough to fulfill the customers’ orders.  The inability to fulfill customer orders could damage our relationships with customers and reduce our net sales.

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

We Depend Upon Our Key Personnel And The Loss Of Any Key Personnel, Or Our Failure To Attract And Retain Key Personnel, Could Adversely Affect Our Future Performance, Including Product Development, Strategic Plans, Marketing And Other Objectives.  The loss or failure to attract and retain key personnel could significantly impede our performance, including product development, strategic plans, marketing and other objectives.  Our success depends to a substantial extent not only on the ability and experience of our senior management, but particularly upon Anthony So, our Chairman of the Board.  We do not have key man life insurance on Mr. So.  To the extent that the services of Mr. So would be unavailable to us, we would be required to obtain another person to perform the duties Mr. So otherwise would perform.  We may be unable to employ another qualified person with the appropriate background and expertise to replace Mr. So on terms suitable to us.

Certain Subsidiaries Of The Company Received On-going Enquiries From The Local Tax Authorities During The Year.  If The Subsidiaries Were Finally Held Liable For Such Additional Taxation, Our Consolidated Net Income And The Value Of Your Investment Could Be Substantially Reduced.  During the fiscal years ended March 31, 2007, 2008 and 2009, certain of our subsidiaries were, and continue to be, subject to enquiries from the local tax authorities.  Upon the adoption of FIN 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” or FIN 48, the Company recorded a provision of approximately $2,164,000 in relation to uncertain tax positions as of April 1, 2007. The assessment is subject to final determination by the local tax authorities and may be different from what we have recorded as a provision. As such, there can be no assurance that the enquiry will not result in imposing additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations.

Contractual Arrangements We Have Entered Into Among Us And Our Subsidiaries May Be Subject To Scrutiny By The Respective Tax Authorities And A Finding That Bonso And Its Subsidiaries Owe Additional Taxes Could Substantially Reduce Our Consolidated Net Income And The Value Of Your Investment.  We could face material and adverse tax consequences if the respective tax authorities determine that the contractual arrangements among our subsidiaries and Bonso do not represent an arm’s length price and adjust Bonso or any of its subsidiaries’ income in the form of a transfer pricing adjustment. Bonso did not consider the need to make tax provision in this respect.  However, there can be no assurance that the assessment performed by the local tax authorities will result in the same position.  A transfer pricing adjustment could, among other things, result in a reduction, for tax purposes, of expense deductions recorded by Bonso or any of its subsidiaries, which could in turn increase its tax liabilities.  In addition, the tax authorities may impose late payment fees and other penalties on our affiliated entities for underpaid taxes.  Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Increased Prices For Raw Materials May Have A Negative Impact Upon Us.  During the fiscal years ended March 31, 2007 and 2008, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials.  If oil prices increase in the future, it will likely result in an increase in the costs of components to us, as well as an increase in our operating expenses, which may have a material adverse effect upon our business and results of operations.  During the fiscal year ended March 31, 2009, we did not experience increased prices for raw materials we used in manufacturing our products.

We May Face An Increased Shortage Of Factory Workers.  During the fiscal years ended March 31, 2007 and 2008, we experienced labor shortages for factory workers.  During the fiscal year ended March 31, 2009, we reduced our number of factory workers due to the decrease in demand for our products.  Further, we reduced our labor requirements by subcontracting out some production processes during the fiscal year ended March 31, 2009.  However, there can be no assurance that we will not experience an increased need for workers in China in the future or that we can adequately staff the factory.  The inability to adequately staff our factory could have a material adverse impact on production, which could lead to delays in shipments or missed sales.  In the event that we have delayed or lost sales, we may need to deliver goods by air at our cost to ensure that our products arrive on time, which would likely result in an increase in air freight costs and vendor fines and could result in missed sales, any of which could have a material adverse effect upon our business and our results from operations. We intend to monitor the quality of goods from outsourcing through our incoming quality control process; however, we cannot guarantee the ability of our subcontractors to deliver goods on time.

                 Recent changes in the PRC’s labor law could penalize Bonso if it needs to make additional workforce reductions. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employee at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Although we have successfully reduced our headcount in response to the current economic downturn and recorded a loss of $785,438, we may incur much higher costs under China’s labor laws if we are forced to downsize further and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

We Face Increasing Competition In Our Industry And May Not Be Able To Successfully Compete With Our Competitors.  Our business is in an industry that is becoming increasingly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have, and as a result, we may be unable to compete successfully with these competitors.  We compete with scale manufacturers in the Far East, the United States, and Europe.  We believe that our principal competitors in the scale and telecommunications market are other original equipment manufacturer (“OEM”) and original design manufacturer (“ODM”) manufacturers, and all companies engaged in the branded, ODM and OEM business.  Both the scale and the telecommunications markets are highly competitive, and we face pressures on pricing and lower margins as evidenced by the decline in margins that we have experienced with our scale and telecommunications products.  Lower margins may affect our ability to cover our costs, which could have a material negative impact on our operations and our business.

We Are Controlled By Our Management, Whose Interest May Differ From Those Of The Other Shareholders.  As of September 30, 2009, Mr. Anthony So, our founder and Chairman, beneficially owns approximately 36.41% of the outstanding shares of our common stock, including shares underlying his outstanding options, or 29.16% without including his outstanding options.  Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities.  Mr. So may be able to prevent or cause a change in control of the Company.  We also may be prevented from entering into transactions that could be beneficial to us without Mr. So’s consent.  The interest of our largest shareholder may differ from the interests of other shareholders.

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud, or in informing management of all material information in a timely manner.  Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Compliance Costs With Recently Enacted Changes In The Securities Laws And Regulations Pursuant To The Sarbanes-Oxley Act of 2002 Will Increase Our Costs. The Sarbanes-Oxley Act of 2002 that became law in July 2002 has required changes in some of our corporate governance, securities disclosure, accounting and compliance practices.  In response to the requirements of that act, the Securities and Exchange Commission and NASDAQ have promulgated new rules on a variety of subjects.  Compliance with these rules, as well as with the Sarbanes-Oxley Act of 2002, including but not limited to compliance with Section 404 that requires management to assess the effectiveness of its internal control over financial reporting, has increased our legal, financial and accounting costs, and we expect the cost of compliance with these new rules to be permanent.  Further, the new rules may increase the expenses associated with our director and officer liability insurance.

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

               Our Results Could Be Affected By Changes In Currency Exchange Rates.  Changes in currency rates involving the Hong Kong dollar or Chinese Renminbi could increase our expenses.  During the fiscal years ended March 31, 2007, 2008 and 2009, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $193,000, $431,000 and $279,000, respectively.  Generally, our revenues are collected in United States Dollars.  Our costs and expenses are paid in United States Dollars, Hong Kong Dollars, and Chinese Renminbi.  We face a variety of risks associated with changes among the relative value of these currencies.  Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations.  If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected.  In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations. If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

Protection And Infringement Of Intellectual Property.  We have no patents, licenses, franchises, concessions or royalty agreements that are material to our business.  We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus.  Unauthorized parties may attempt to copy aspects of our products or trademarks or to obtain and use information that we regard as proprietary.  Policing unauthorized use of our products is difficult.  Our means of protecting our proprietary rights may not be adequate.  In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States.  Our failure to adequately protect our proprietary rights may allow third parties to duplicate our products or develop functionally equivalent or superior technology.  In addition, our competitors may independently develop similar technology or design around our proprietary intellectual property.

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

Cancellations Or Delays In Orders Could Materially And Adversely Affect Our Gross Margins And Operating Income.  Sales to our OEM customers are primarily based on purchase orders we receive from time to time rather than firm, long-term purchase commitments.  Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts.  Further, during times of potential component shortages, we have purchased, and may continue to purchase, raw materials and component parts in the expectation of receiving purchase orders for products that use these components.  In the event actual purchase orders are delayed, are not received or are cancelled, we would experience increased inventory levels or possible write-downs of raw material inventory that could materially and adversely affect our business and operating results.

We Generally Have No Written Agreements With Suppliers To Obtain Components, And Our Margins And Operating Results Could Suffer From Increases In Component Prices.  We are typically responsible for purchasing components used in manufacturing products for our customers.  We generally do not have written agreements with our suppliers of components.  This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from the orders of our customers.  Further, prices of components have increased recently based upon the increase in oil prices and what management believes to be a high worldwide demand for components used in the manufacturing of our products.  Accordingly, additional increases in component prices could materially and adversely affect our gross margins and results from operations.

Certain Legal Consequences of Foreign Incorporation and Operations

Judgments Against The Company And Management May Be Difficult To Obtain Or Enforce.  We are a holding corporation organized as an International Business Company under the laws of the British Virgin Islands, and our principal operating subsidiaries are organized under the laws of Hong Kong and the laws of the People’s Republic of China.  Our principal executive offices are located in Hong Kong and the People’s Republic of China.  Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of United States federal securities laws.  In addition, most of our officers and directors reside outside the United States, and the assets of these persons are located outside of the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon these persons, or to enforce against the Company or these persons judgments predicated upon the liability provisions of United States federal securities laws.  Our Hong Kong counsel and our British Virgin Islands counsel have advised that there is substantial doubt as to the enforceability against us or any of our directors or officers in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of United States federal securities laws.

Because We Are Incorporated In The British Virgin Islands, You May Not Have The Same Protections As Shareholders Of U.S. Corporations.  We are organized under the laws of the British Virgin Islands.  Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from, and may not be as protective of shareholders as, those that would apply if we were incorporated in a jurisdiction within the United States.  Our directors have the power to take certain actions without shareholder approval, including amending our Memorandum or Articles of Association, which are the terms used in the British Virgin Islands for a corporation’s charter and bylaws, respectively, and approving certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations and the sale or transfer of assets.  In addition, there is doubt that the courts of the British Virgin Islands would enforce liabilities predicated upon United States federal securities laws.

Future Issuances Of Preference Shares Could Materially And Adversely Affect The Holders Of Our Common Shares Or Delay Or Prevent A Change Of Control.  Our Memorandum and Articles of Association provide the ability to issue an aggregate of 10,000,000 shares of preferred stock in four classes.  While currently no preferred shares are issued or outstanding, we may issue preferred shares in the future.  Future issuance of preferred shares could materially and adversely affect the rights of the holders of our common shares, dilute the common shareholders’ holdings or delay or prevent a change of control.

Our Shareholders Do Not Have The Same Protections Or Information Generally Available To Shareholders Of U.S. Corporations Because The Reporting Requirements For Foreign Private Issuers Are More Limited Than Those Applicable To Public Corporations Organized In The United States.  We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).  We are not subject to certain provisions of the Exchange Act applicable to United States public companies including:  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within six months or less).  Because we are not subject to these rules, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.

Our Board’s Ability To Amend Our Charter Without Shareholder Approval Could Have Anti-Takeover Effects That Could Prevent A Change In Control.  As permitted by the law of the British Virgin Islands, our Memorandum and Articles of Association may be amended by our board of directors without shareholder approval.  This includes amendments to increase or reduce our authorized capital stock.  Our board’s ability to amend our charter documents without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Bonso, including a tender offer to purchase our common shares at a premium over the current market price.

We Have Not Paid Dividends Since 2007 And May Not Pay Dividends In The Future.  We have not paid dividends on our Common Stock since 2007, and we may not be able to declare dividends, or the board of directors may decide not to declare dividends, in the future.  We will determine the amounts of any dividends when and if they are declared, in the future at the time of declaration.

We Have Received Notice From NASDAQ For Not Maintaining A Minimum Market Value Of Publicly Held Shares And May Not Fulfill Such Requirement In The Future.  On September 15, 2009, the Company received notice from NASDAQ that its common stock has not maintained a minimum market value of publicly held shares of $5,000,000 for the last 30 consecutive trading days, as required for continued inclusion on the NASDAQ Global Market set forth in Marketplace Rule 5450(b)(1)(C).  Therefore, in accordance with Marketplace Rule 5810(c)(3)(D), the Company has been provided 90 calendar days, or until December 14, 2009, to regain compliance with the rule.  If the Company does not meet the minimum $5,000,000 market value test for a minimum of 10 consecutive trading days before December 14, 2009, it will receive notice of delisting from NASDAQ, which notice may be appealed at that time.  Further, the Company may transfer its securities listing to the NASDAQ Capital Market, provided it meets the continued inclusion requirements for that market

Item 4.  Information on the Company

History and Development of the Company

Bonso Electronics International Inc. was formed on August 8, 1988 as a limited liability International Business Company under the laws of the British Virgin Islands under the name “Golden Virtue Limited.”  On September 14, 1988, we changed our name to Bonso Electronics International, Inc.  We operate under the BVI Business Companies Act.

Effective as of May 1, 2001, we acquired 100% of the equity of Korona Haushaltswaren GmbH & Co. KG, a limited liability partnership registered in Germany (“Korona”).  Korona markets consumer scale products throughout Europe to retail merchandisers and distributors.  These products feature contemporary designs using the latest materials and attractive packaging.  Effective March 31, 2009, we sold assets of Korona to Beurer GmbH, including inventories, accounts receivable, toolings and intellectual property rights.  We are in the process of liquidating Korona.

Effective as of August 1, 2002, we acquired 51% of the equity of Gram Precision Scales Inc. (“Gram Precision”).  Gram Precision is primarily engaged in the distribution and marketing of pocket scales in the United States, Canada, and Europe.  Effective November 1, 2008, we sold our 51% of the equity in Gram Precision to Mohan Thadani, the founder of Gram Precision.

In April 2007, we set up a new wholly-owned subsidiary, Bonso USA, Inc., a  Nevada corporation (“Bonso USA”) to focus on the sales of industrial scales in the U.S. market.  We are in the process of liquidating Bonso USA.

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

Our principal capital expenditures on property, plant and equipment over the last three years are set forth below:

	2007	2008	2009
Property plant & equipment and land use rights	$293,295	$2,558,720	$71,538

Our capital expenditures include the purchase of machinery used in the production of certain of our products.

All of the foregoing capital expenditures were financed principally from internally generated funds.

In November, 2006, Bonso entered into a land purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire a piece of land of approximately 146,673 square meters for future expansion of the Company’s operations in XinXing.  Pursuant to the land purchase agreement, the total consideration was approximately $1,472,000 (RMB 11,145,500).  In July 2007, the Company paid a deposit of approximately $610,000 (RMB 4,617,900), and the remaining balance was paid in October 2007. During the year ended March 31, 2008, the Group prepaid $150,325 (RMB 1,050,000) for the acquisition of the right to use another piece of land in XinXing, the total consideration for which was $501,083 (RMB 3,500,000).

               This new piece of land of approximately 146,673 square meters is more than triple the size of the land upon which the Company's existing facilities are located in Shenzhen, China.  The land transfer was completed in 2009.  The first phase of construction of the new manufacturing facilities has commenced and the construction is expected to finish in 2012.

Business Overview

Bonso Electronics International Inc. designs, develops, produces and sells electronic sensor-based and wireless products for private label Original Equipment Manufacturers (individually “OEM” or ,collectively, “OEM's”), Original Brand Manufacturers (individually “OBM” or, collectively, “OBM's”) and Original Design Manufacturers (individually “ODM” or, collectively, “ODM's”).

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

Products

Our sensor-based scale products are comprised of bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.  These products accounted for 66% of revenue for the fiscal year ended March 31, 2007, 58% for 2008 and 75% for 2009.  We believe that our industrial scales will continue to be a larger portion of our scales revenue as we are able to secure orders from our major customers.

Our wireless telecommunications products are primarily comprised of two-way radios and cordless telephones that are used in consumer and commercial applications.  These products accounted for 33% of revenue for the fiscal year ended March 31, 2007, 41% for 2008 and 24% for 2009.  We believe that revenue from our telecommunications products will remain stable.

                We also receive revenue from certain customers for the development and manufacture of tooling and molding for scales and telecommunication products.  Generally, these tools and moulds are used by us for the manufacture of products.  We also generate some sales of scrap materials.  These revenues accounted for approximately 1% of net sales for the fiscal years ended March 31, 2007, 2008 and 2009.

The following table sets forth the percentage of net sales for each of the product lines mentioned above, for the fiscal years ended March 31, 2007, 2008, and 2009:

	Year ended March 31,
Product Line	2007	2008	2009
Scales	66%	58%	75%
Telecommunication Products	33%	41%	24%
Others	1%	1%	1%
Total	100%	100%	100%

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

                Product Enhancement And Diversification.  We continually seek to improve and enhance our existing products in order to provide a longer product life-cycle and to meet increasing customer demands for additional features.  Our research and development staff are currently working on a variety of projects to enhance our existing scale products and for the telecommunications industry and in the postal scale/meter area.  See “Products, Research and Development/Competition” below.

                Maintaining And Expanding Business Relations With Existing Customers.  We promote relationships with our significant customers through regular communication, including visiting certain of our customers in their home countries and providing direct access to our manufacturing and quality control personnel.  This access, together with our concern for quality, has resulted in a relatively low level of defective products.  Moreover, we believe that our emphasis on timely delivery, good service and low cost has contributed, and will continue to contribute, to good relations with our customers and increased orders.  Further, we solicit suggestions from our customers for product enhancement and when feasible, plan to develop and incorporate the enhancements suggested by our customers into our products.

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

                Increasing Production Capacity.  In November 2006, Bonso entered into a land purchase agreement to acquire approximately 146,673 square meters of land for future expansion in XinXing, China.  The construction of the new manufacturing facility will commence by the end of 2009 and is expected to be completed by 2012.  We intend to carefully monitor our capacity needs and to expand capacity as necessary.

Customers and Marketing

We sell our products primarily in the United States and Europe.  Customers for our products are primarily OEM's, OBM's and ODM's, which market the products under their own brand names.  We continue to market our products to OEM’s, OBM’s and ODM’s at trade shows, via e-mail and facsimile.

Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 2007, 2008 and 2009.

Year ended March 31:

	2007		2008		2009
	$	%	$	%	$	%
United States of America	33,048,645	68	29,585,942	65	26,923,189	67
Germany	4,742,834	10	5,361,899	12	4,782,280	12
Other European Countries	6,501,354	14	6,652,236	14	2,858,239	7
Asia and Others	3,979,549	8	3,895,544	9	5,814,490	14
Total	48,272,382	100	45,495,621	100	40,378,198	100

                We maintain a marketing and sales team of 11 people.  Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customer’s specific needs.  We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives, and through the use of direct mail catalogues and product literature.  During the fiscal years ended March 31, 2007, 2008 and 2009 we recorded total commission payments of $nil, $92,602 and $91,592, respectively.  In addition, our marketing teams contact existing and potential customers by telephone, mail and facsimile and in person.

Our major electronics sensor customer and its percent of sales for the prior three fiscal years are below:

Percent of Sales – Year ended March 31:

Electronics Sensor Customers	2007	2008	2009
Sunbeam Products, Inc.	32%	29%	45%

A list of our major telecommunications customers for each of the prior three fiscal years follows:

Percent of Sales – Year ended March 31:

Telecommunications Customer	2007	2008	2009
TTI Tech Co., Ltd.	16%	20%	11%
Global Link Corporation Ltd.	17%	19%	6%

Component Parts and Suppliers

We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components.  We purchase components for our products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and China.

During the fiscal years ended March 31, 2007 and 2008, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials.  Further, we believe that costs of component parts increased during this time period due to an increase in worldwide demand for electronic components such as those used in the production of our products.  During the fiscal year ended March 31, 2009, there was not a significant change to the price of oil, steel or other raw materials.  We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier and allowing for longer delivery lead times.  Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.

Quality Control

We have received ISO 9001:  2000 certification from Det Norske Veritas Certification B.V., the Netherlands.  The ISO 9001:  2000 certification was awarded to our subsidiary, Bonso Electronics Limited and to Bonso Electronics Limited’s subsidiary Bonso Electronics (Shenzhen) Company Limited.  Further, we have received TL 9000 certification for our telecommunications products.  We have also received certification according to the Environmental Management Standards of ISO 14001:2004 and the Occupational Health and Safety Management Standard of OHSAS 18001.

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

The European Union has enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive (“RoHS”). RoHS prohibits the use of certain substances, including lead, in certain products.  We believe that we are in compliance with RoHS and have a supply of compliant components from suppliers.

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

We rely on a combination of patent, trademark and trade secret laws, employee and third party non-disclosure agreements and other intellectual property protection methods to protect our proprietary rights.  There can be no assurance that third parties will not assert infringement or other claims against us with respect to any existing or future products.  We cannot assure you that licenses would be available if any of our technology was successfully challenged by a third party, or if it became desirable to use any third-party technology to enhance the Company’s products.  Litigation to protect our proprietary information or to determine the validity of any third-party claims could result in a significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is determined in our favor.

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

Product Research and Development/Competition

The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEM's, OBM's and ODM's.  We believe our engineering and product development capabilities are important to the future success of our business.  As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications.  Some of our product design, research and development activities are customer funded and are under agreements with specific customers for specific products.  We have successfully lowered the costs for our research and development team by moving most research and development activities to our facility in China.  We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong.  At March 31, 2009, we employed 34 individuals in Hong Kong and China for our engineering staff, which are at various time engaged in research and development.  The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of, and in accordance with, the specifications provided by the ODM's and OEM's.  We anticipate hiring additional research and development personnel to meet the increased demand for scale products.

The manufacture and sale of electronic sensor-based and wireless products is highly competitive.  Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity.  Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement.  There can be no assurance that we will enjoy the same degree of success in these efforts in the future.  Research and development expenses aggregated $983,172 during fiscal year ended March 31, 2007, $883,304 during the fiscal year ended March 31, 2008 and $792,071 during the fiscal year ended March 31, 2009.

Seasonality

Generally, the first calendar quarter of each year is typically the slowest sales period because our manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays to permit employees to travel to their homes in China.  In addition, sales during the first calendar quarter of both scales and telecommunications products usually dip following the increase in sales during the Christmas season.  A greater number of our sales of scales and telecommunications products occur between the months of April and September for shipment in the summer in preparation of the Christmas holiday.  Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation.  Sales of telecommunication products are generally higher in the summer months.  However, past sales patterns may not be indicative of future performance.

Employee incentive compensation is conditioned on the employee’s return to work following the Chinese New Year and is paid to employees following the reopening of the factory after the holidays.  We believe that this method has resulted in lower employee turnover than might otherwise have occurred.

Transportation

Typically, we sell products either F.O.B. Hong Kong or Yantian (Shenzhen), which means that our customers are responsible for the transportation of finished products from Hong Kong or Yantian (Shenzhen) to their final destination.  Transportation of components and finished products to and from the point of shipment is by truck.  To date, we have not been materially affected by any transportation problems.  However, transportation difficulties affecting air cargo or shipping, such as an extended closure of ports that materially disrupts the flow of our customers’ products into the United States, could materially and adversely affect our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incurred pending resolution of the problems causing the port closures.

Government Regulation

We are subject to comprehensive and changing foreign, federal, state and local environmental requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous waste and the remediation of contamination associated with releases of hazardous substances.  We believe that we are in compliance with current environmental requirements.  Nevertheless, we use hazardous substances in our operations and, as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties we may be held liable and may be required to pay the cost of remediation.  The amount of any resulting liability could be material.

Foreign Operations

A significant amount of our products are manufactured at our factory located in China.  While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China.  These controversies could materially and adversely affect our business by, among other things, causing our products in the United States to become more expensive, resulting in a reduction in the demand for our products by customers in the United States.

Sovereignty over Hong Kong reverted to China on July 1, 1997.  The 1984 Sino-British Joint Declaration, the 1990 Basic Law of Hong Kong, the 1992 United States-Hong Kong Policy Act and other agreements provide some indication of the business climate we believe will continue to exist in Hong Kong.  Hong Kong remains a Special Administrative Region (“SAR”) of China, with certain autonomies from the Chinese government.  Hong Kong is a full member of the World Trade Organization.  It has a separate customs territory from China, with separate tariff rates and export control procedures.  It has a separate intellectual property registration system.  The Hong Kong Dollar is legal tender in the SAR, freely convertible and not subject to foreign currency exchange controls by China.  The SAR government has sole responsibility for tax policies, though the Chinese government must approve the SAR’s budgets.  Notwithstanding the provisions of these international agreements, we cannot be assured of the continued stability of political, legal, economic or other conditions in Hong Kong.  No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments.  Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

Organizational Structure

                We have two wholly-owned Hong Kong subsidiary, Bonso Electronics Limited (“BEL”) and Bonso Advanced Technology Limited (“BATL”).  BEL was organized under the laws of Hong Kong and is responsible for the design, development, manufacture and sale of our products.  BATL was organized under the laws of Hong Kong and has been used to acquire and hold certain property investments in China.

                BEL has one active Hong Kong subsidiary, Bonso Investment Limited (“BIL”).  BIL was organized under the laws of Hong Kong and has been used to acquire and hold our property investments in Hong Kong and China.

                 BEL also has one active PRC subsidiary, Bonso Electronics (Shenzhen) Company Limited, which is organized under the laws of the PRC and is used to manufacture all of our products.

                BATL has one active PRC subsidiary, Bonso Advanced Technology Limited, which is organized under the laws of the PRC and is used to acquire and hold our new manufacturing facility that is begin constructed in XinXing, China.

                We also have another wholly-owned British Virgin Islands subsidiary, Modus Enterprise International Inc., which owns 100% of Korona as of March 31, 2009.  Korona was engaged in marketing, distributing and retailing consumer bathroom and kitchen scale products throughout Europe.  Effective March 31, 2009, we sold certain assets of Korona to Beurer GmbH, and we are in the process of liquidating Korona.  Gram Precision is primarily engaged in the distribution and marketing of pocket and industrial scales in the United States, Canada and Europe.  Effective November 1, 2008, we sold our 51% of the equity in Gram Precision to Mohan Thadani, the founder of Gram Precision.

                In April 2007, we set up a wholly-owned subsidiary, Bonso USA.  We are in the process of dissolving Bonso USA.

Property, Plant and Equipment

British Virgin Islands

                Our corporate administrative offices are located at Cragmuir Chambers, Road Town, Tortola, British Virgin Islands and corporate administrative matters are conducted through our registered agent, HWR Services Limited.

Hong Kong

               We lease approximately 2,045 square feet of office space located at Unit 1915-1916, 19/F, Delta House, 3 On Yiu Street, Shek Mun, Shatin, Hong Kong as our principal executive office.  The monthly lease payment is $3,933, and the lease expires on January 28, 2011.

                We own a residential property in Hong Kong, which is located at Savanna Garden, House No. 27, Tai Po, New Territories, Hong Kong.  House No. 27 consists of approximately 2,475 square feet plus a 177 square foot terrace and a 2,308 square foot garden area.  The use of House No. 27 is provided as quarters to Mr. Anthony So, the Chairman and Chief Executive Officer of the Company.

China

Our existing factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China.  This factory consists of five factory buildings, which contain approximately 333,000 square feet, four workers’ dormitories, containing approximately 181,000 square feet, a canteen and recreation center of approximately 25,500 square feet, an office building, consisting of approximately 25,500 square feet, and two staff quarters for our supervisory employees, consisting of approximately 35,000 square feet, for a total of approximately 600,000 square feet.  All of the facilities noted above are wholly-owned, except three factory buildings and two workers’ dormitories with approximately 200,000 square feet.

We also own one residential property in Shenzhen, which is located at Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China.  It consists of approximately 1,591 square feet and is utilized by directors when they require accommodations in China.

We also own two office units in Beijing, namely Units 12 and 13 on the 3rd floor, Block A of Sunshine Plaza in Beijing, China.  Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet.  One Unit is rented to unaffiliated third parties for an aggregate monthly rental of RMB 14,150, or approximately $2,072.

In November, 2006, Bonso entered into a land use right purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire a piece of land of approximately 146,673 square meters for future expansion of the Company’s operations in XinXing.  Pursuant to the land purchase agreement, the total consideration was approximately $1,472,000 (RMB 11,145,500).  In July 2007, the Company paid a deposit of approximately $610,000 (RMB 4,617,900). During the year ended March 31, 2008, the Group prepaid $150,325 (RMB 1,050,000) for the acquisition of the right to use another piece of land in XinXing, the total consideration for which is $501,083 (RMB 3,500,000).

Adequacy of Facilities

We believe the manufacturing complex will be adequate for our reasonably foreseeable needs.

 Item 4A.  Unresolved Staff Comments

Not Applicable.

 Item 5.  Operating and Financial Review and Prospects

      The following discussion and analysis should be read in conjunction with Item 3. – “Key Information – Selected Financial Data” and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

During the fiscal year ended March 31, 2009, the Company experienced decreased revenues.  Our sales dropped due to the Company’s decision to reduce orders for telecommunication products with low profit margin, and loss making business units in Germany and Canada.

       Effective March 31, 2009, we sold certain assets of Korona to Beurer GmbH, and we are in the process of liquidating Korona.  Effective November 1, 2008, we sold our 51% of the equity in Gram Precision to Mohan Thadani, the founder of Gram Precision.

        We derive our revenues principally from the sale of sensor-based and wireless products manufactured in China, which represent 75% and 24%, respectively, of total sales for the fiscal year ended March 31, 2009.  As mentioned in Item 3. – “Key Information – Risk Factors,” we are dependent upon a limited number of major customers for a significant portion of our revenues.  Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers.  Further, the pricing of our scales and telecommunication products are becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed approximately 79% of our revenue during the fiscal year ended March 31, 2009.

                During the fiscal year ended March 31, 2007, net sales for continuing operations were approximately $48,272,000, and net loss was approximately $1,371,000. During the fiscal year ended March 31, 2008, net sales for continuing operations were approximately $45,496,000, and net loss was approximately $8,550,000. During the fiscal year ended March 31, 2009, net sales for continuing operations were approximately $40,378,000, and net loss was approximately $7,584,000.

                Costs are increasing in China, and our labor costs represented approximately 14.4% of our total production costs in the fiscal year ended March 31, 2009, compared to 11.7% in the fiscal year ended March 31, 2008.  There was no change in the minimum wage set by the PRC government during the fiscal year ended March 31, 2009, as compared to fiscal year ended March 31, 2008. We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facility without substantially increasing our non-production salaries and related costs.  There can be no assurance that labor costs will not further increase or that any additional increase in labor costs will not have a material adverse effect upon our results of operations.

                We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future.  Prices for raw materials decreased during the fiscal year ended March 31, 2009 due to decreases in oil prices.  However, the prices for raw materials increased significantly during the fiscal year ended March 31, 2008 as a result of the increase in oil prices. There can be no assurance that raw material costs will not further increase or that any additional increase in raw material costs will not have a material adverse effect upon our results of operations.

Operating Results

The following table sets forth selected income data as a percentage of net sales for the periods indicated:

	Fiscal Year Ended March 31
Statement of Operations Data	2007	2008	2009
	%	%	%
Net sales	100.0	100.0	100.0
Cost of sales	(83.5)	(95.9)	(86.0)
Gross margin	16.5	4.1	14.0
Selling expenses	(1.8)	(1.6)	(1.6)
Salaries and related costs	(6.2)	(7.8)	(9.4)
Research and development expenses	(2.0)	(1.9)	(2.0)
Administration and general expenses	(3.4)	(7.4)	(11.4)
Amortization of brand name	(0.4)	(0.4)	-
Impairment of goodwill	-	(1.9)	-
Impairment of brand name	-	(3.5)	-
Impairment of share investment	-	(0.4)	-
Income (loss) from operations	2.7	(20.8)	(10.4)
Gain from disposal of subsidiary	-	-	0.9
Interest income	0.6	0.4	0.3
Interest expenses	(0.3)	(1.0)	(0.5)
Foreign exchange loss	(0.4)	(0.9)	(0.7)
Gain on disposal of property	-	6.9	0.4
Other income (expenses)	(0.5)	1.3	1.7
Waived of loan from discontinued operations	-	-	(14.4)
Income before income taxes	2.1	(14.1)	(22.7)
Income tax expenses	(1.9)	0.7	(0.5)
Loss from continuing operations	0.2	(13.4)	(23.2)
(Loss) income from discontinued operations	(3.0)	(5.4)	-4.4
Net loss	(2.8)	(18.8)	(18.8)

Fiscal year ended March 31, 2009 compared to fiscal year ended March 31, 2008

Net Sales.  Our sales decreased approximately $5,118,000 or 11.2% from approximately $45,496,000 for the year ended March 31, 2008, to approximately $40,378,000 for the year ended March 31, 2009.  The decrease in sales was primarily the result of decrease sales orders for telecommunication products.  Sales of our scales and others business increased 14.9% from approximately $26,898,000 for the year ended March 31, 2008 to approximately $30,903,000 for the year ended March 31, 2009, and sales for telecommunications products decreased 49.1% from approximately $18,598,000 for the year ended March 31, 2008 to approximately $9,475,000 for the year ended March 31, 2009.  The increase in sales for scale and others business was the result of increase customer demands for scale products.  The decrease in sales for telecommunications products was caused by the Company’s decision to give up orders of telecommunications products with low profit margins.

           Gross Margin.  Gross margin as a percentage of revenue increased to approximately 14.0% during the year ended March 31, 2009, as compared to approximately 4.1% during the year ended March 31, 2008.  The higher gross margin was the result of the Company’s decision to reduce products with low profit margins from its telecommunication products, and reduced costs of raw materials both as a result of the Company’s efforts to purchase materials more cost effectively and the decline in costs resulting from lower petroleum prices.  Furthermore, prices of raw materials decreased due to the decrease in oil prices and the financial crisis in 2008, which benefited the Company in the fiscal year ended March 31, 2009.  As a result of these factors, our gross profit margin increased by 9.9% when compared to the prior fiscal year.

                Selling Expenses.  Selling expenses decreased by approximately $71,000 from approximately $720,000 for the year ended March 31, 2008 to approximately $649,000 for the year ended March 31, 2009.  Local freight costs decreased during the year due to decreased sales.  As a result, selling expenses decreased by 9.8% when compared to the prior fiscal year.

Salaries And Related Costs.  Salaries and related costs increased by approximately $236,000, or 6.7%, from approximately $3,541,000 for the year ended March 31, 2008 to approximately $3,777,000 for the year ended March 31, 2009.  According to the New Labor Law in the PRC that was effective January 1, 2009, the Company was required  to provide one month of salary for each year of service as a severance payment to each worker that was furloughed.  As such, the company recognized a provision of $785,438 in the fiscal year ended March 31, 2009 for severance payments for staff in PRC.

Research And Development.  Research and development expenses decreased approximately $91,000, or 10.3%, from approximately $883,000 for the year ended March 31, 2008 to approximately $792,000 for the year ended March 31, 2009.  The decrease in research and development was primarily the result of a reduction in the number of engineers employed.  Research and Development as a percentage of revenue increased to 2.0% during the year ended March 31, 2009, as compared to 1.9% during the year ended March 31, 2008, because of lower sales in the year ended March 31, 2009.

                Administration And General Expenses.  Administration and general expenses increased by approximately $1,251,000, or 37.3%, from approximately $3,351,000 for the year ended March 31, 2008 to approximately $4,602,000 for the year ended March 31, 2009.  This increase was primarily the result of recognizing an immediate write down of approximately $1,700,000 relating to the disposition of the Company’s Canadian subsidiary.

When the Company disposed of its Canadian subsidiary, Gram Precision, on November 1, 2008, Gram Precision issued a promissory note to the Company to repay $1,700,000 to the Company in installments. Monthly payments of $10,000 were to be paid to the Company in the six months from December 2008 to May 2009, and monthly payments of $20,000 were to be paid from June 2009 until the full amount of $1,700,000 was repaid.  Since Gram Precision had operating losses during the years ended March 31, 2009 and 2008, the recoverability of the full amount of $1,700,000 was doubtful.  As a result, the Company recognized a bad debt provision of $1,700,000 for the year 2009.

Amortization Of Brand Names.  During the year ended March 31, 2008, we amortized $200,000 relating to the brand names acquired upon the acquisition of Korona.  Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.  During the year ended March 31, 2009, no amortization was recognized, since the brand name was fully amortized during the year ended March 31, 2008.

Impairment Of Goodwill. Based on the assessment for the year ended March 31, 2008, the Group made a provision for impairment of approximately $843,000 for Gram Precision due to the continued losses from operations.  The reporting unit’s operating results for fiscal 2008 were used as a basis of management’s discounted cash flow analysis in determining the reporting unit’s fair value.  There was no impairment loss recognized during the fiscal year ended March 31, 2009 although the Company did record a bad debt provision of $1,700,000 in connection with the disposition of Gram Precision as noted above.

Impairment Of Brand Name. Management performed an impairment assessment of the brand name of Korona due to continuing losses incurred by Korona and the diminishing price premium that Korona was able to realize on its branded products since the last quarter of fiscal 2008.  Based on the assessment for the year ended March 31, 2008, the Company recorded an impairment charge on the brand name of approximately $1,597,000.  There was no impairment loss recognized during the fiscal year ended March 31, 2009.

Impairment Of Share Investment. Based on the assessment for the year ended March 31, 2008, the Company made a provision for an impairment of $200,000 for its investment in a private company, since the value of the investment had become uncertain during the fiscal year.  There was no impairment loss recognized during the fiscal year ended March 31, 2009.

Loss From Operations.  As a result of the factors described above, loss from operations decreased by 56.2% from a loss of approximately $9,468,000 for the year ended March 31, 2008 to a loss of approximately $4,149,000 for the year ended March 31, 2009.

Gain on Disposal of Subsidiary. Effective November 1, 2008, the Company disposed of its Canadian subsidiary, Gram Precision, since this reporting unit experienced operating losses in the fiscal years ended March 31, 2007 and 2008, and for the seven month period ended October 31, 2008.  The Company recognized a gain of approximately $363,000 from the disposition because the company was relieved of Gram’s liabilities.

Interest Income.  Interest income decreased by $71,000, or 35.9%, from approximately $198,000 for the year ended March 31, 2008 to approximately $127,000 for the year ended March 31, 2009.  The decreases were primarily the result of fewer deposits in higher yield accounts and a decrease in interest rates for interest bearing accounts during the fiscal year.

Interest Expenses.  Interest expenses decreased approximately $239,000, or 53.3%, from approximately $448,000 for the year ended March 31, 2008 to approximately $209,000 for the year ended March 31, 2009.  This decrease was primarily the result of a decrease in interest rates during the year ended March 31, 2009 and decreased use of the Company’s banking facilities.

Foreign Exchange Losses. Foreign exchange loss decreased approximately $152,000, or 35.3%, from approximately $431,000 for the year ended March 31, 2008 to approximately $279,000 for the year ended March 31, 2009.  This decrease was primarily the result of the reduced rate of appreciation of Chinese Renminbi against the United States Dollar during the fiscal year ended March 31, 2009, as compared to that during the fiscal year ended March 31, 2008.

                Other Income.  Other income decreased approximately $2,847,000, or 76.6%, from approximately $3,717,000 for the year ended March 31, 2008, to approximately $869,000 for the year ended March 31, 2009.  The difference was mainly due to the fact that in the year ended March 31, 2008, there was a gain on the sale of an office suite in Hong Kong of approximately $3,124,000.  In the year ended March 31, 2009, the sale of a warehouse in Hong Kong resulted in a gain of $136,016.

Income Tax Expense.  Income tax expense increased approximately $549,000 from an income tax benefit of $341,000 during the year ended March 31, 2008 to an income tax expense of $208,000 during the year ended March 31, 2009, representing approximately 0.7% and approximately negative 0.5% of net sales, respectively.  For the year ended March 31, 2009, the Company wrote off deferred income tax assets of $191,618 because of operation loss for the year.  During the fiscal year ended March 31, 2008, the Company performed an assessment and made a reversal of provision of approximately $306,000 in relation to uncertain tax positions of prior years.

                Net Loss.  As a result of the factors described above, net loss decreased from a loss of approximately $8,550,000 for the year ended March 31, 2008 to a loss of approximately $7,584,000 for the year ended March 31, 2009, a decrease of approximately $966,000, or 11.3%.

Foreign Currency Translation Adjustments.  Foreign currency translation adjustments, net of tax increased from a gain of $567,000 for the year ended March 31, 2008 to a gain of approximately $811,000 for the year ended March 31, 2009, an increase of approximately $244,000, or 43.0%.  The increased foreign currency translation adjustment, net of tax, was primarily the result of appreciation of the Chinese Renminbi against the United States Dollar.

Comprehensive Loss.  As a result of the factors described above, comprehensive loss decreased from a loss of approximately $7,982,000 for the year ended March 31, 2008, to a loss of approximately $6,773,000 for the year ended March 31, 2009, a decrease of approximately $1,209,000, or 15.2%.

Fiscal year ended March 31, 2008 compared to fiscal year ended March 31, 2007

                 Net Sales.  Our sales decreased approximately $2,776,000, or 5.8%, from approximately $48,272,000 for the year ended March 31, 2007 to approximately $45,496,000 for the year ended March 31, 2008.  The decrease in sales was primarily the result of decreased sales orders for scales products.  Sales of our scales and other business decreased 16.0% from approximately $32,024,000 for the year ended March 31, 2007 to approximately $26,897,000 for the year ended March 31, 2008, and sales of telecommunications products increased 14.5% from approximately $16,248,000 for the year ended March 31, 2007 to approximately $18,598,000 for the year ended March 31, 2008.  The decrease in sales for scale products was the result of a decline in orders from some of our customers.  The increase in sales for telecommunications products was caused by  increased orders from our major telecommunications customers.

                Gross Margin.  Gross margin as a percentage of revenue declined to approximately 4.1% during the year ended March 31, 2008, as compared to approximately 16.5% during the year ended March 31, 2007.  The Company was confronted with a very difficult operating environment in this fiscal year.  Rising prices for some key raw materials such as plastic resins and stainless steel drove up production costs for the Company.  Rising labor costs also increased our production costs.  Furthermore, the Company paid more for  raw materials because of the appreciation of Chinese Renminbi against the United States Dollar during the year. Also, we wrote off $2,457,510 of obsolete inventories during the fiscal year ended March 31, 2008.   In addition, the Company was not able to reflect fully the increase in material and labor costs in its selling prices.  As a result of these factors, our gross profit margin decreased by 10.9% when compared to the prior fiscal year.

Selling Expenses.  Selling expenses decreased by approximately $154,000 from approximately $874,000 for the year ended March 31, 2007 to approximately $720,000 for the year ended March 31, 2008.  Local freight costs decreased during the year due to decreased sales.  As a result, selling expenses decreased by 17.6% when compared to the prior fiscal year.

Salaries And Related Costs.  Salaries and related costs increased by approximately $524,000, or 17.4%, from approximately $3,017,000 for the year ended March 31, 2007 to approximately $3,541,000 for the year ended March 31, 2008.  This increase was primarily the result of increased salaries to employees and appreciation of Chinese Renminbi against the United States Dollar.

Research And Development.  Research and development expenses decreased approximately $100,000, or 10.2%, from approximately $983,000 for the year ended March 31, 2007 to approximately $883,000 for the year ended March 31, 2008.  The decrease in research and development was primarily the result of a reduction in the number of engineers employed.  Research and Development as a percentage of revenue decreased to 1.9% during the year ended March 31, 2008, as compared to 2.0% during the year ended March 31, 2007.

Administration And General Expenses.  Administration and general expenses increased by approximately $1,696,000, or 102.4%, from approximately $1,655,000 for the year ended March 31, 2007 to approximately $3,351,000 for the year ended March 31, 2008.  This increase was primarily the result of increased expenses in professional fees for tax advisory services, audit fees, and operating expenses for Bonso USA.  An increase in bank charges of approximately $120,000 was due to facilitating insurance coverage through factoring for open accounts to customers.  Furthermore, the Company recognized a provision of $869,995 for bad debts during the fiscal year ended March 31, 2008.

Amortization Of Brand Names.  During the years ended March 31, 2007 and 2008, we amortized $200,000 relating to the brand names acquired upon the acquisition of Korona.  Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

Impairment Of Goodwill. Based on the assessment for the year ended March 31, 2008, the Group made a provision for impairment of approximately $843,000 for one of the subsidiaries, Gram Precision, due to its worsening business condition, which in turn was primarily caused by the onset of the subprime mortgage  crisis and increasing purchase costs as a result of the upsurge in oil prices since the second half of fiscal 2008.  The reporting unit’s operating results for fiscal 2008 was used as a basis of management’s discounted cash flow analysis in determining the reporting unit’s fair value.  There was no impairment loss recognized during the fiscal year ended March 31, 2007.

Impairment Of Brand Name. Management performed an impairment assessment of the brand name of one of  its subsidiaries, Korona, due to continuing losses incurred by Korona and the diminishing price premium that Korona was able to realize on its branded products since the last quarter of fiscal 2008.  Based on the assessment for the year ended March 31, 2008, the Group recorded an impairment charge on the brand name of approximately $1,597,000.  There was no impairment loss recognized during the fiscal year ended March 31, 2007.

Impairment Of Share Investment. Based on the assessment for the year ended March 31, 2008, the Group made a provision for impairment of $200,000 for its investment in a private company, since the value of the investment had become uncertain during the fiscal year.  There was no impairment loss recognized during the fiscal year ended March 31, 2007.

Loss From Operations.  As a result of the factors described above, loss from operations increased by 864.2% from a gain of approximately $1,239,000 for the year ended March 31, 2007 to a loss of approximately $9,468,000 for the year ended March 31, 2008.

Interest Income.  Interest income decreased by $111,000, or 35.9%, from approximately $309,000 for the year ended March 31, 2007 to approximately $198,000 for the year ended March 31, 2008.  The decrease was primarily the result of fewer deposits in higher yield accounts and a decrease in interest rates.

Interest Expenses.  Interest expenses increased approximately $325,000, or 265.2%, from approximately $123,000 for the year ended March 31, 2007 to approximately $448,000 for the year ended March 31, 2008.  This increase was primarily the result of an increase in bank borrowings during the year ended March 31, 2008.

                Foreign Exchange Losses. Foreign exchange losses increased approximately $238,000, or 123.6%, from approximately $193,000 for the year ended March 31, 2007 to approximately $431,000 for the year ended March 31, 2008.  This increase was primarily the result of the appreciation of Chinese Renminbi against the United States Dollar during the year ended March 31, 2008.

Other Income (Expenses).  Other income increased approximately $3,952,000, or 1478.0%, from loss of approximately $236,000 for the year ended March 31, 2007, to approximately $3,716,000 for the year ended March 31, 2008.  The increase was primarily the result of the gain on the sale of an office suite in Hong Kong of approximately $3,124,000 and disposal of fixed assets in Germany.

Income Tax Expense.  Income tax expense decreased approximately $1,251,000 from approximately $911,000 during the year ended March 31, 2007 to an income tax benefit of $340,000 during the year ended March 31, 2008, representing approximately 1.9% and approximately negative 0.7% of net sales, respectively.  For the year ended March 31, 2008, the Company performed an assessment and made a reversal of provision of approximately $306,000 in relation to uncertain tax positions of prior years.

               Net loss.  As a result of the factors described above, net loss increased from a loss of approximately $1,371,000 for the year ended March 31, 2007 to a loss of approximately $8,550,000 for the year ended March 31, 2008, an increase of approximately $7,179,000, or 523.6%.

Foreign currency translation adjustments.  Foreign currency translation adjustments, net of tax increased from a gain of $227,000 for the year ended March 31, 2007 to a gain of approximately $567,000 for the year ended March 31, 2008, an increase of approximately $340,000, or 149.8%.  The increased foreign currency translation adjustment, net of tax, was primarily the result of appreciation of Chinese Renminbi, the Canadian Dollars, and the Euro against the United States Dollar.

Comprehensive loss.  As a result of the factors described above, comprehensive loss increased from a loss of approximately $1,144,000 for the year ended March 31, 2007 to a loss of approximately $7,983,000 for the year ended March 31, 2008, a increase of approximately $6,839,000, or 597.8%.

Impact of Inflation

                We believe that inflation did not have a material impact on our business during the fiscal year ended March 31, 2009 and we expect that inflation will not have a material impact upon our business during the fiscal year ended March 31, 2010.   We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production cost in order to keep pace with inflation.  During the fiscal years ended March 31, 2006, 2007 and 2008, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials.  Oil prices have been volatile in recent years.  If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations.  Further, the increase in labor costs and operating costs in the PRC had a material impact on our profitability.

Taxation

The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC, Germany, the United States and Canada.  The current rate of taxation of the subsidiary operating in Hong Kong is 16.5%.  Korona is registered as a partnership in Germany which is subject to a statutory tax rate of 14.17%.  The Group is not subject to income taxes in the British Virgin Islands.  The statutory tax rates in the United States and Canada are 15% and 36%, respectively.

Pursuant to the relevant income tax laws in the PRC, Bonso Electronics (Shenzhen) Co., Ltd, a wholly owned subsidiary of the Company, was fully exempt from PRC state income tax for two years starting from its first profit-making year, followed by a 50% reduction over the ensuing three years.  The first profit-making year of Bonso Electronics (Shenzhen) Co., Ltd. was deemed to be the financial year ended December 31, 1998, and the last year it was entitled to this benefit was December 31, 2002. In 2003, Bonso Electronics (Shenzhen) Co., Ltd. was accredited as an “Advanced Corporation,” and a further 50% tax reduction was granted for another three years.  The last year it was entitled to this benefit was December 31, 2005. Under the Implementation Rules of the Foreign Enterprise Income Tax Law, Bonso Electronics (Shenzhen) Co. Ltd. was entitled to a further tax rate reduction to 10% for the calendar year ended December 31, 2006, as its export sales exceeded 70% of its revenue.

Most of our subsidiaries’ profits accrue in Hong Kong and the PRC, where the applicable tax rates are 16.5% and 20%, respectively, in 2009.  The tax rates for our subsidiary in PRC will be 22% in 2010, 24% in 2011 and 25% in 2012 and beyond.  There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited.  Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Hong Kong or China.

On March 16, 2008, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”).  The new CIT Law increases the corporate income tax rate for foreign invested enterprises to 25%, with effect from January 1, 2009.  Under the new income tax law, apart from those qualified as high-tech enterprises, most domestic enterprises and foreign invested enterprises would be subject to a single PRC enterprise income tax rate and gradually transfer to the new tax rate of 25% within five years.

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

During the fiscal years ended March 31, 2007, 2008 and 2009, certain of our subsidiaries were and continue to be subject to enquiries from the local tax authorities.  Upon the adoption of FIN 48, the Company recorded a provision of $2,164,000 in relation to uncertain tax positions as of April 1, 2007. There can be no assurance that the enquiries will not result in the imposition of additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations.

Contractual arrangements we have entered into among us and our subsidiaries in different locations may be subject to scrutiny by respective tax authorities, and a finding against the Company and its subsidiaries may result in additional tax liabilities that could substantially reduce our consolidated net income.  We could face material and adverse tax consequences if respective tax authorities determine that the contractual arrangements among our subsidiaries and Bonso do not represent an arm’s length price and adjust Bonso’s or its subsidiaries’ income.  Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase.

Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes.  Such dividends are not eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).  Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders.  You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.

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

Gram Precision principally pays for its products in United States Dollars and Canadian dollars and sells its products in Canadian dollars and United States Dollars.  Korona primarily pays for its products in United States Dollars and Euros and sells its products in Euros.  During the fiscal year ended March 31, 2009, we experienced a foreign currency loss of $278,944.  We do not currently engage in hedging transactions; however, we may undertake hedging activities in the future.

A summary of our debts from our banking facilities utilized as at March 31, 2009 which was subjected to foreign currency risk is as follows:

March 31, 2009
$

Hong Kong dollars	1,747,301

1,747,301

All  of the balances above are due within one year.

                Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar.  However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar.  China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange.  China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996.  These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won.  Under the rules, the RMB is allowed to move 0.3% on a daily basis against the United States Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%.  As of September 30, 2009, the RMB was valued at 6.83 per United States Dollar.  There can be no assurance that these currencies will remain stable or will fluctuate to our benefit.

To manage our exposure to foreign currency and translation risks, we may purchase currency exchange forward contracts, currency options, or other derivative instruments, provided such instruments may be obtained at suitable prices.  We do not currently engage in hedging transactions; however we may undertake hedging activities in the future.  If we are unsuccessful in hedging against currency fluctuations, it may have a material adverse effect on us.

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

               Operating activities used $1,816,957 of net cash for the fiscal year ended March 31, 2009, compared to $811,033 of net cash during the fiscal year ended March 31, 2008. This increase in the amount of cash used by operating activities was primarily attributable to our inability to recover material, labor costs and overhead during the year, as our sales dropped due to the Company’s decision to reduce orders for telecommunication products with low profit margin, and loss making business units in Germany and Canada.

As of March 31, 2009, we had $8,043,535 in cash and cash equivalents, as compared to $9,653,991 in cash and cash equivalents as of March 31, 2008.  Working capital at March 31, 2009, was $9,271,089, as compared to $12,899,791 at March 31, 2008. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We believe our working capital is sufficient for our present requirements.

As of March 31, 2009, we had net $1,084,756 in trade receivables, as compared to $2,653,886 as of March 31, 2008.  The decrease of $1,569,130 was primarily attributable to reduced sales in the fiscal year ended March 31, 2009.

As of March 31, 2009, we had $6,284,293 in inventories, as compared to $8,446,903 as of March 31, 2008.  The decrease of $2,162,610 was primarily attributable to the disposal of our Canadian subsidiary and the sale of all inventories of our German subsidiary to a third party company.

As of March 31, 2009, we had a total of $4,465,289 in notes payable and accounts payable, as compared to $9,229,603 as of March 31, 2008. The decrease of $4,764,314 was primarily attributable to the disposal of our Canadian subsidiary and the closing down of our German subsidiary.

As of March 31, 2009 we had in place general banking facilities with three financial institutions with amounts available aggregating $18,617,948.  Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, short-term loans and long-term loans.  As of March 31, 2009, we had utilized $1,747,301 from these general banking facilities.  Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association.  The bank credit facilities are collateralized by certain of our bank guarantees. Our bank credit facilities are due for renewal annually.  We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year.  During the fiscal years ended March 31, 2009 and 2008, we paid a total of $199,493 and $328,756, respectively, in interest on indebtedness for continuing operations.

Our current ratio increased from 1.71 as of March 31, 2008 to 1.73 as of March 31, 2009. Our quick ratio decreased from 1.25 as of March 31, 2008 to 1.23 as of March 31, 2009.

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

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2009:

		Payments due by Period(1)
	Total	Within 1 year	Within 1 to 3 years	Within 3 to 5 years	More than 5 years
Notes payable	$1,361,787(2)	$1,361,787	$0	$0	$0
Operating leases	$518,483	$375,683	$142,800	$0	$0
Capital leases	$182,172	$130,201	$51,971	$0	$0
Acquisition of land	$350,758(3)	$350,758	$0	$0	$0
Interest on capital leases	$2,430	$2,430	$0	$0	$0
Income tax liabilities	$2,602,023	$6,888	$2,595,135(4)	$0	$0
Total	$5,017,653	$2,227,747	$2,789,906	$0	$0

(1)	Does not include amounts that Company expects to expend in connection with the construction of its new manufacturing facility XinXing, China, which construction is expected to be completed in 2012.

(2)	Represents amounts due within one year under our banking facilities agreements.

(3)
During the year ended March 31, 2008, the Company prepaid $150,325 for the acquisition of the right to use another piece of land in XinXing, China at a total consideration of $501,083.  The balance is due within one year.

(4)
Effective April 1, 2007, the Company adopted FIN 48.  As a result of the adoption of FIN 48, the Company recognized a $1,169,777 increase in the liability for unrecognized tax benefits and penalties of $994,310, which were accounted for as a reduction to the April 1, 2007 balance of retained earnings.  The Company assessed the tax position during fiscal year ended March 31, 2009, and concluded that the same tax liability were carried forward.

For a discussion of interest rates on our notes payable and short term loans, see “Item 11.  Qualitative and Quantitative Disclosures About Market Risk” below.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements.  The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.  Based on this definition, our most critical policies include inventories, impairment, brand name, trade receivables and deferred income taxes.

Below, we discuss these policies further, as well as the estimates and judgments involved.  We believe that these other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period.  For a discussion of all our significant accounting policies, see footnote 1 to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

Due to similar contractual terms, the Company’s revenue recognition policies do not differ among its significant product lines (i.e. sensor based versus wireless products) and among various marketing venues used by the Company (i.e. distributors and direct sales force), and do not vary in different parts of the world.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

         Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset.  If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis.  For the year ended March 31, 2007, the Group made a provision of $5,414 for impairment of investment properties due to the decline in market value.  No provision was made in fiscal 2008 or 2009.  On the other hand, for the year ended March 31, 2008, the Group made a provision for impairment of $200,000 (2009: $0) on its investment in a private company due to continuous losses and net liability positions.

Goodwill is subject to an annual impairment review.  The evaluation of goodwill for impairment involves two steps:  (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.  The Company measures fair value based upon a discounted future cash flow analysis.  No provision was made by the Group on impairment of goodwill for the year ended March 31, 2009.  During the fiscal year ended March 31, 2008  the Company made a full provision of the goodwill because of Gram Precision’s failure to meet business objectives and achieve profitability during the fiscal year ended March 31, 2008 (2008: $842,821; 2007: $0).

Brand Name

Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight-line method over the related estimated useful life of 15 years.  Where an indication of impairment exists, the carrying amount of the brand name is assessed and written down to its recoverable amount.

Expected useful lives are reviewed at each balance sheet date and, where these differ significantly from previous estimates, amortization periods are changed accordingly.  Where an indication of impairment exists, such as the downturn of economic inflow from the brand name, changes in business plan and so on, the carrying amounts of brand name is assessed and written down to their recoverable amounts.  The measurement of the fair value of brand name is subject to management’s assumptions regarding future estimated cash flows, discount rates, etc.  Changes in these assumptions could significantly affect the recording of an impairment charge related to this asset.  Based on the assessment for the year ended March 31, 2008, a provision of $1,597,392 was made by the Group for impairment of brand name because of Korona’s failure to meet business objectives and achieve profitability during the fiscal year ended March 31, 2008 (2007: $0, 2009:  $0).

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

Income Taxes, Deferred Income Taxes

         On April 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The Company’s accounting policy is to treat interest and penalties as a component of income taxes.

                Amounts in the consolidated financial statements related to income taxes are calculated using the principles of SFAS No. 109, “Accounting for Income Taxes.”  SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Future tax benefits, such as net operating loss carry forwards, are recognized as deferred tax assets.  Recognized deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Research and Development, Patents and Licenses, etc.

We believe that our engineering and product development capabilities are important to the future success of our business.  We have successfully lowered the costs of our research and development team by moving most research and development activities to our facility in China and principally employing Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong.  Research and development costs are expensed in the financial period during which they are incurred.

Trend Information

Although we are optimistic about our future in the manufacture and sale of telecommunications and scale products, we are dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations.  As of March 31, 2009, our backlog of manufacturing orders was $7,152,691, as compared to $7,922,410 as of March 31, 2008.  We expect that in the fiscal year ending March 31, 2010, the trend of sales from telecommunications products and scales will be more or less the same as the year ended March 31, 2009.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. We do not expect the adoption of SFAS No. 161 to have a material impact on our consolidated financial statements.

In April 2008, the FASB finalized Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is in the process of assessing the impact of the recent accounting pronouncement.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (United States)  amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

In May 2008, the FASB finalized Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”).  The position clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.”  FSP APB 14-1 further specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  As of the date of this annual report, we do not have any convertible debt instruments that may be settled in cash upon conversion, and FSP APB 14-1 does not have any impact on us.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB No. 28-1 “Interim Disclosures about Fair Value of Financial Instruments,” or FSP FAS No. 107-1 and APB No. 28-1. FSP FAS No. 107-1 and APB No. 28-1 amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. In addition, the FSP amend APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. The FSP is effective for interim periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS No. 107-1 and APB No. 28-1 has no material effect on the Company’s financial statements.

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2 “Recognition of Other-Than-Temporary Impairments,” or FSP FAS No. 115-2 and FAS No. 124-2. FSP FAS No. 115-2 and FAS No. 124-2 amend the other-than-temporary impairment guidance in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. FSP FAS No. 115-2 and FAS No. 124-2 are effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS No. 115-2 and FAS No. 124-2 has no material effect on the Company’s financial statements.

In April 2009, the FASB issued FSP No. 157-4 “Determining Whether a Market is Not Active and a Transaction Is Not Distressed,” or FSP No. 157-4. FSP No. 157-4 clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value. FSP No. 157-4 identifies factors to be considered when determining whether or not a market is inactive. FSP No. 157-4 would be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 and shall be applied prospectively. The adoption of FSP No. 157-4 has no material effect on the Company’s financial statements.

In April 2009, the FASB issued FSP No. 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” or FSP No. 141R-1. FSP No. 141R-1 amends the provisions in SFAS No. 141 (Revised) for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. FSP No. 141R-1 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in SFAS No. 141 (Revised) and instead carries forward most of the provisions in SFAS No. 141 for acquired contingencies. FSP No. 141R-1 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of FSP No. 141R-1 on its financial statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events,” or SFAS No. 165, which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No.165 is effective after June 15, 2009. The adoption of SFAS No. 165 has no material effect on the Company’s financial statements.

In June 2009, the FASB issued SFAS No. 166 “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140,” or SFAS No. 166. SFAS No. 166 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS No. 166 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company is currently evaluating the impact of the adoption of SFAS No. 166 on its financial statements.

In June 2009, the FASB issued SFAS No. 167 “Amendments to FASB Interpretation No. 46(R),” or SFAS No. 167, which amends FASB Interpretation No. 46 (revised December 2003) to address the elimination of the concept of a qualifying special purpose entity. SFAS No. 167 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS No. 167 provides more timely and useful information about an enterprise’s involvement with a variable interest entity. SFAS No. 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of the adoption of SFAS No. 167 on its financial statements.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162,” or SFAS No. 168, which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. SFAS No. 168 explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. SFAS No. 168 will become effective for financial statements issued for interim and annual periods ending after September 15, 2009. Adoption of SFAS No. 168 is not expected to have a material impact on the Company’s financial statements.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

         Our board of directors and executive officers are listed below:

Name	Age	Position with Bonso
Anthony So	66	Chairman of the Board, Chief Executive Officer and Director, President and Treasurer
Kim Wah Chung	51	Director of Engineering and Research and Development and Director
Woo-Ping Fok	60	Director
J. Stewart Jackson, IV	73	Director
Henry F. Schlueter	58	Director and Assistant Secretary
Albert So	31	Chief Financial Officer and Secretary

ANTHONY SO is the founder of Bonso.  He has been our Chairman of the Board of Directors since July 1988.  He was appointed as the Chief Executive Officer and the President on November 16, 2006.  Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master’s degree in business administration (“MBA”) from the Hong Kong campus of the University of Hull, Hull, England in 1994.  Mr. So has been Chairman of the Hong Kong GO Association since 1986 and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years.  Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

KIM WAH CHUNG has been a director since September 21, 1994.  Mr. Chung has been employed by us since 1981 and currently holds the position of Director of Engineering and Research and Development.  Mr. Chung is responsible for all research projects and product development.  Mr. Chung’s entire engineering career has been spent with Bonso, and he has been involved in all of our major product developments.  Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a Bachelor of Science degree in electronics.

WOO-PING FOK was elected to our Board of Directors on September 21, 1994.  Mr. Fok has practiced law in Hong Kong since 1991 and is a Consultant with Messrs. C.K. Mok & Co.  Mr. Fok’s major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters.  Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.

J. STEWART JACKSON IV has been a director since January 10, 2000.  From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family.  In addition, in the mid-1960’s, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed the first self-contained ionization smoke detectors and which was later sold to a conglomerate manufacturer.  After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc.  Mr. Jackson served as Chief Executive Officer of Jackson Burglar Alarm Co. from February 1998 to October 2005.  Mr. Jackson has served as the Chief Executive Officer of J S J Corporation.  Mr. Jackson served on the advisory board of directors for Underwriter’s Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940’s.  Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

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

ALBERT SO was appointed as the Chief Financial Offer of the Company in March 2009.  Mr. So was first employed as the Financial Controller of the Company in January 2008 and as a management trainee of the Company in November 2004.  Prior to his employment as a management trainee of the Company, Albert So was a student.  Mr. Albert So is a Certified Management Accountant, Financial Risk Manager, and has received a Bachelor degree in Mathematics from Simon Fraser University in Burnaby, British Columbia, Canada.

Anthony So, the Company’s President, Chief Executive Officer and Chairman of the Board of Directors is the father of Albert So, the Company’s Chief Financial Officer.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer.  Our directors are elected annually and serve until their successors take office or until their death, resignation or removal.  The executive officers serve at the pleasure of the Board of Directors.

Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2009 to all directors, former directors, and officers as a group for services in all capacities was $1,528,148.  Total compensation for the benefit of Anthony So was $930,256, for the benefit of Kim Wah Chung was $162,502, for the benefit of George O’Leary was $240,000, for the benefit of Albert So was $86,026 and for the benefit of Henry F. Schlueter was an aggregate of $109,364.  The $109,364 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2009, other than contributions to our Provident Fund Plan, which aggregated $14,103 for officers and directors.

Employment Agreements

We have employment agreements with Anthony So and Kim Wah Chung.  Mr. So’s employment agreement provides for a yearly salary of approximately $800,000 per year plus bonus, and Mr. Chung’s employment agreement provides for a yearly salary of approximately $200,000 per year plus bonus, as stated in their respective employment agreements, which expire on March 31, 2013.  Mr. So’s employment agreement contains a provision under which we will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control as defined in his employment agreements occurs.

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at March 31, 2009.

Name	Number of Common Shares Subject to Stock Options	Exercise Price Per Share	Expiration Date
Anthony So	158,000	$8.00	January 6, 2010
	128,000	$3.65	April 9, 2011
	128,000	$2.50	March 6, 2012
	222,500	$1.61	March 31, 2013
Kim Wah Chung	20,000	$8.00	January 6, 2010
	20,000	$3.65	April 9, 2011
	20,000	$2.50	March 6, 2012
	55,000	$1.61	March 31, 2013
Woo-Ping Fok	10,000	$8.125	January 12, 2010
	10,000	$7.875	January 9, 2011
	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015
J. Stewart Jackson IV	10,000	$7.875	January 9, 2011
	10,000	$2.55	October 15, 2011
	10,000	$1.61	March 31, 2013
	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015
Henry F. Schlueter	10,000	$8.00	January 6, 2010
	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015

Directors

Except as mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities.  All directors are reimbursed for all reasonable expenses incurred in connection with their services as a director.

Employee retirement benefits

(a)
With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Company in Hong Kong, implemented a defined contribution plan (the “Plan”) with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan.  Eligible employees of the Plan are required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% based on the eligible employee’s salary, depending on the number of years of the eligible employee’s service.

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government, and commenced in December 2000.  BEL joined the MPF by implementing a plan with a major international assurance company.  All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, are eligible to join the MPF.   Eligible employees' and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum contribution of HK$1,000 (US$128) monthly.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

(b)
The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss).  The Group’s total contributions to the above schemes for the years ended March 31, 2007, 2008 and 2009 amounted to $164,348, $251,538 and $324,882, respectively.  The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

On July 19, 2005, we submitted a letter to the NASDAQ certifying that certain of Bonso’s corporate governance practices are not prohibited by the relevant laws of the British Virgin Islands.  We will follow British Virgin Island law in respect to the following requirements:

▪	A majority of Bonso’s board of directors will not be independent;
▪	Bonso will not have a nominating committee;
▪	Bonso will not have a compensation committee;
▪	Bonso’s independent directors will not meet in executive session; and
▪	Bonso’s audit committee will have only one member.

Audit Committee

                Mr. Woo Ping Fok and Mr. Henry F. Schlueter are the members of the Audit Committee.  Mr. Fok is “independent” as defined in the NASDAQ listing standards and Mr. Schlueter may not be considered “independent” since his law firm serves as Bonso’s United States counsel.

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

Employees

At March 31, 2009, we employed a total of 1,557 persons, as compared to 2,755 persons at March 31, 2008 and 3,334 persons at March 31, 2007; 24 employees in Hong Kong (31 in 2008 and 45 in 2007) 1,533 employees in China (2,724 in 2008 and 3,289 in 2007).  Employees are not covered by collective bargaining agreements.  We consider our global labor practices and employee relations to be good.

Share Ownership

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of August 31, 2009:

Name	Shares of Common Stock Owned of Record	Options Held	Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership
Anthony So	1,626,195(1)	636,500(2)	2,262,695	36.41%
Kim Wah Chung	93,700	115,000(3)	208,700	3.67%
Henry F. Schlueter	34,000	40,000(4)(9)	74,000	1.32%
Woo-Ping Fok	64,407	50,000(6)(8)(9)	114,407	2.03%
J. Stewart Jackson IV	462,575(7)	60,000(5)(8)(9)	522,575	9.27%
All Directors and Officers as a group (5 persons)	2,280,877	901,500	3,182,377	49.12%

(1)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2)
Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring on January 6, 2010, options to purchase 128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012 and options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.

(3)
Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring on January 6, 2010, options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.

(4)	Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring on January 6, 2010.
(5)
Includes options to purchase 10,000 shares of common stock at an exercise price of $2.55 expiring on October 15, 2011 and 10,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.

(6)	Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring on January 12, 2010.
(7)	Includes 461,975 shares held by Mr. Jackson and 600 shares held by Mr. Jackson’s wife.
(8)	Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011.
(9)
Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.

Stock Option and Bonus Plans

The 1996 Stock Option Plan

In October 1996, our stockholders adopted the 1996 Stock Option Plan (the “Employees’ Plan”) which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of our common stock.  In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase common stock under the Employees’ Plan.  The purpose of the Employees’ Plan is to make options available to management and employees in order to encourage them to secure or increase on reasonable terms their stock ownership and to encourage them to remain with the Company.

The Employees’ Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the Employees’ Plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than ten years after the date of grant.  The exercise price of an option may be less than the fair market value of the underlying shares of common stock.  No options granted under the Employee Plan are transferable by the optionee other than by will or the laws of descent and distributionm and each option will be exercisable during the lifetime of the optionee, only by such optionee.

The exercise price of an option granted pursuant to the Employees’ Plan may be paid in cash, by the surrender of options, in common stock, in other property, including the optionee’s promissory note, or by a combination of the above, at our discretion.

During the fiscal year ended March 31, 2009, no options were granted under the Employees Plan.

The 1996 Non-Employee Directors’ Stock Option Plan

In October 1996, our stockholders adopted the 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”) which provides for the grant of options to purchase an aggregate of not more than 100,000 shares of common stock.  In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 100,000 to 600,000 in the aggregate the number of options to purchase common stock under the Non-Employee Directors’ Plan.

On November 16, 2006, the Board of Directors of the Company voted to rescind the Company’s 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”).  All options previously granted under the Non-Employee Directors’ Plan continue in full force and effect pursuant to their terms of grant.

The 2004 Stock Option Plan

On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the “2004 Plan”) which provides for the grant of up to six hundred thousand (600,000) shares of the Company’s common stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan.

The purpose of the 2004 Plan is to secure key employees to remain in the employ of the Company and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Corporation.  The Company believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company.

                The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Company.  The committee members currently are Anthony So and Woo-Ping Fok.  The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant.  The exercise price of an option may be less than the fair market value of the underlying shares of common stock.  No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution, and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

                The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

                As of March 31, 2009, no options had been granted under the 2004 Plan.

2004 Stock Bonus Plan

On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the “Stock Bonus Plan”) which authorizes the issuance of up to five hundred thousand (500,000) shares of the Corporation’s Common Stock in the form of stock a stock bonus.

The purpose of this Stock Bonus Plan is to:  (i) induce key employees to remain in the employ of the Corporation, or of any subsidiary of the Corporation; (ii) encourage such employees to secure or increase their stock ownership in the Corporation; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Corporation or any of its subsidiaries.  The Corporation believes that Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Corporation.

The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Corporation.  The Committee members currently are Anthony So and Woo-Ping Fok.  The Committee has the authority, in its sole discretion:  (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

As of March 31, 2009, no shares had been granted under the Stock Bonus Plan.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation.  The following table sets forth, as of August 31, 2009, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date.  Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

	Amount Owned
Name	Shares of Common Stock	Options to Purchase Common Stock	Percent Class Beneficially Owned (1)
Anthony So	1,626,195(2)	636,500(3)	36.41%
John Stewart Jackson IV	462,575	60,000(3)	9.27%
W. Douglas Moreland	501,400	0	8.99%
Royce & Associates LLC	297,000	0	5.32%
CAS Corporation	290,654	0	5.21%

(1)	Based on beneficial ownership of both shares of common stock and of options to purchase common stock that are immediately exercisable.
(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(3)	See “Share Ownership” for additional information.

There are no arrangements known to us which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

During the fiscal year ended March 31, 2009, we paid Schlueter & Associates, P.C. an aggregate of $109,364 for legal fees.  Mr. Henry F. Schlueter, a director, is the Managing Director of Schlueter & Associates, P.C.

As of March 31, 2008, BEL had paid deposits of approximately US$1,528,000 with regard to potential investments in a commercial residential building and a land use right in the PRC. Subsequent to this fiscal year end, Mr. Anthony So, Chairman of Bonso decided to take up BEL’s potential investments and paid BEL the full amount of approximately US$1,528,000 in September 2008.  The carrying amount of the deposits approximates their fair value due to their short maturities.

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

        Not Applicable.

 Item 8.  Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. Financial Statements.

 Item 9.  The Offer and Listing

Listing Details

Our common stock is traded only in the United States over-the-counter market.  It is quoted on the NASDAQ Global Market under the trading symbol “BNSO.”  The following table sets forth, for the periods indicated, the range of high and low closing sales prices per share reported by NASDAQ.  The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.

The following table sets forth the high and low sale prices for each of the last five years:

Period	High	Low
April 1, 2004 to March 31, 2005	$9.09	$3.90
April 1, 2005 to March 31, 2006	$7.00	$3.40
April 1, 2006 to March 31, 2007	$5.47	$3.01
April 1, 2007 to March 31, 2008	$4.68	$1.86
April 1, 2008 to March 31, 2009	$2.45	$0.03

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended September 30, 2009.

Period	High	Low
October 1, 2007 to December 31, 2007	$4.68	$2.40
January 1, 2008 to March 31, 2008	$3.00	$2.00
April 1, 2008 to June 30, 2008	$2.27	$1.86
July 1, 2008 to September 30, 2008	$2.49	$0.03
October 1, 2008 to December 31, 2008	$1.39	$0.08
January 1, 2009 to March 31, 2009	$1.36	$0.63
April 1, 2009 to June 30, 2009	$1.35	$0.83
July 1, 2009 to September 30, 2009	$1.42	$0.82

The following table sets forth the high and low sale prices during each of the most recent six months.

Period	High	Low
April 2009	$1.35	$0.83
May 2009	$1.22	$0.98
June 2009	$1.18	$0.87
July 2009	$1.18	$0.82
August 2009	$1.42	$1.05
September 2009	$1.39	$1.11

On September 30, 2009, the closing price of our common stock was $1.23.  Of the 5,577,639 shares of common stock outstanding as of August 31, 2009, 3,817,452 shares were held in the United States by 203 holders of record.  We have 210 shareholders of record and estimate that we have 753 shareholders holding their stock in street name (who have not objected to their names being disclosed to us).

Transfer and Warrant Agent

The transfer agent and registrar for the common stock is Computershare, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10.  Additional Information

Share Capital

Our authorized capital is $170,000 consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock.  Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended March 31, 2007, 2008 and 2009 included herein in Item 18.

At September 30, 2009, there were 5,577,639 shares of our common stock outstanding, all of which were fully paid.  In addition, we had outstanding 1,104,500 options to purchase common stock as follows:

Number of Options	Exercise Price per Share	Expiration Date
228,000	$8.00	January 6, 2010
20,000	$8.125	January 12, 2010
30,000	$7.875	January 9, 2011
196,000	$3.65	April 9, 2011
10,000	$2.55	October 15, 2011
168,000	$2.50	March 6, 2012
342,500	$1.61	March 31, 2013
40,000	$6.12	March 25, 2014
40,000	$6.20	September 12, 2014
30,000	$4.50	December 4, 2015

At August 31, 2009 there were no shares of our preferred stock outstanding.

Memorandum and Articles of Association

We are registered in the British Virgin Islands and have been assigned company number 9032 in the register of companies.  Our registered agent is HWR Services Limited at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.  The object or purpose of the Company is to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Paragraph 4 of our Memorandum of Association.  As an International Business Company, we are prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands or acting as a bank or insurance company.  We do not believe that these restrictions materially affect our operations.

Paragraph 57(c) of our Amended Articles of Association (the “Articles”) provides that a director may be counted as one of a quorum in respect of any contract or arrangement in which the director is materially interested; however, if the agreement or transaction cannot be approved by a resolution of directors without counting the vote or consent of any interested director, the agreement or transaction may only be validated by approval or ratification by a resolution of the members.  Paragraph 53 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company.  Paragraph 66 of the Articles provides that the directors may by resolution exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of ours or of any third party.  Such borrowing powers can be altered by an amendment to the Articles.  There is no provision in the Articles for the mandatory retirement of directors.  Directors are not required to own shares of the Company in order to serve as directors.

Our authorized share capital is $170,000 divided into 23,333,334 shares of common stock, $0.003 par value, and 10,000,000 authorized shares of preferred stock, $0.01 par value.  Holders of our common stock are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors.  Holders of our common stock do not have cumulative voting rights in the election of directors.  All of our common shares are equal to each other with respect to liquidation and dividend rights.  Holders of our common shares are entitled to receive dividends if and when declared by our board of directors out of funds legally available therefor under British Virgin Islands law.  In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.  Holders of our common stock have no preemptive rights to purchase any additional unissued common shares.  No shares of our preferred stock have been issued however the board of directors has the ability to determine the rights, preferences and restrictions of the preferred stock at their discretion.

Paragraph 7 of the Memorandum of Association provides that without prejudice to any special rights previously conferred on the holders of any existing shares, any share may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the directors may from time to time determine.

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

A copy of our Memorandum and Articles of Association, as amended, was filed as an exhibit to our Registration Statement on Form F-2 (SEC File No. 333-32524).

Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Bonso or any subsidiary of Bonso is a party, for the two years immediately preceding the filing of this report:

                We signed a Banking Facility Letter dated March 23, 2007 between Bonso and KBC Bank N.V.’s Hong Kong Branch for an HK$10,500,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility and a Euro 3,300,000 bank guarantee to KBC Bank Deutschland AG, Germany to secure a trade facility to one of the subsidiaries, Korona.  A copy of this Banking Facilities Letter was attached as Exhibit 4.1 to our Annual Report on Form 20-F filed with the Commission on November 17, 2008 and is incorporated herein by this reference.

                We signed a Banking Facility Letter, dated April 17, 2009, amending our Banking Facilities Letters dated April 6, 2009, October 14, 2008, June 4, 2008 and June 6, 2007 between Bonso and Standard Chartered Bank for an HK$63,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility. A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.1 and is incorporated herein by this reference.

                We signed a Banking Facility Letter dated March 6, 2009, between Bonso and Hang Seng Bank for a HK$63,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility. A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.2 and is incorporated herein by this reference.

We signed an employment agreement with Anthony So to serve as Chairman of the Board of Directors, Chief Executive Officer and President of the Company effective April 1, 2008 (the “So Employment Agreement”).  Pursuant to the So Employment Agreement, Mr. So’s base salary is $800,000 per annum.  Mr. So is also entitled to such bonus as the board of directors shall determine.  Mr. So is also entitled to the use of a property located at Savanna Garden, House No. 27, Tai Po, New Territories, Hong Kong without any charge or cost.  Mr. So is entitled to be reimbursed for all reasonable out of pocket expenses incurred in connection with the performance of his duties.  The So Employment Agreement expires on March 31, 2013.  The So Employment Agreement contains provisions under which we will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control as defined in the agreements occurs. A copy of the So Employment Agreement was attached as Exhibit 4.5 to the Company’s Annual Report on Form 20-F filed with the Commission on November 17, 2008, and is incorporated herein by this reference.

 We signed an employment agreement with Kim Wah Chung to serve as the Director of Engineering and Research and Development of the Company effective April 1, 2008 (the “Chung Employment Agreement”).  Pursuant to the Chung Employment Agreement, Mr. Chung’s base salary is $200,000 per annum.  Mr. Chung is also entitled to such bonus as the board of directors shall determine and to be reimbursed for all reasonable out of pocket expenses incurred in connection with the performance of his duties.  The Chung Employment Agreement expires on March 31, 2013. A copy of the Chung Employment Agreement was attached as Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the Commission on November 17, 2008 and is incorporated herein by this reference.

Exchange Controls

There are no exchange control restrictions on payments of dividends on our common stock or on the conduct of our operations either in Hong Kong, where our principal executive offices are located, or the British Virgin Islands, where we are incorporated.  Other jurisdictions in which we conduct operations may have various exchange controls.  Taxation and repatriation of profits regarding our China operations are regulated by Chinese laws and regulations.  With respect to our PRC subsidiaries, with the exception of a requirement that about 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good.  To date, these controls have not had, and are not expected to have, a material impact on our financial results.  There are no material British Virgin Islands laws that impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to holders of our securities who are not residents of the British Virgin Islands.  British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.

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

Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes.  Such dividends are not eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the Internal Revenue Code.  Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders.  You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.

A foreign corporation will be treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  For this purpose, passive income generally includes dividends, interest, royalties, rents (other that rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.  We presently believe that we are not a PFIC and do not anticipate becoming a PFIC.  This is, however, a factual determination made on an annual basis and is subject to change.  If we were to be classified as a PFIC in any taxable year, (i) U.S. holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain and (ii) distributions paid by us to our United States holders could also be subject to an interest charge.  In addition, we would not provide information to our United States holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.

In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You can also obtain copies of our SEC filings by going to the SEC's website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC.  This means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a certain level of interest rate risk and foreign currency exchange risk.

Interest Rate Risk

Our interest rate risk primarily arises from our long-term debt and our general banking facilities.  As at March 31, 2009, there was no long-term debt.  We had utilized $1,747,301 of our total banking facilities of $18,617,948.  Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.  We intend to manage our interest rate risk through appropriate borrowing strategies.  We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts as at March 31, 2009 which were subjected to variable interest rates is as below:

	March 31,	Interest
	2009	rate

Notes payable	$1,361,787	HIBOR + 2.5% to 2.59%

Bank overdrafts	$385,514	Prime rate + 0.5% to 1% Or HIBOR + 2.25%

HIBOR:  Hong Kong Inter-bank Offer Rate

Interest rates are subject to change if the Company defaults on the amounts due under the facility or draws in excess of the facility amounts or at the discretion of the banks and range from 4% to 6% in addition to the United States and Hong Kong Prime Rates, respectively.

All the balances above are due within one year.

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by $46,083.

For further information concerning our banking facilities, the interest rates payable and repayment terms, please see Note 8 to our Consolidated Financial Statements included elsewhere in this Annual Report.

Foreign Currency Exchange Rates

For a discussion of our Foreign Currency Exchange Risk, See Item 5.  Operating and Financial Review and Prospects “Foreign Currency Exchange Rates.”

Item 12.  Description of Securities Other Than Equity Securities

                 Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

                The Company’s management, with the participation of its Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act , as of March 31, 2009.

                 Based on this evaluation, Anthony So, the Chief Executive Officer, and Albert So, the Chief Financial Officer, have concluded that, as of March 31, 2009, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

                 Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

    The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2009 based upon criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2009, the Company’s internal control over financial reporting was effective based on these criteria.

                 This Annual Report does not include an audit report of the Company’s independent registered public accounting firm regarding internal controls over financial reporting.  Management’s report was not subject to audit by the Company’s independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Remediation of Material Weaknesses in Internal Control Over Financial Report Identified in Fiscal 2008

In our annual report on Form 20-F for the year ended March 31, 2008, our management identified a material weakness in our internal control over financial reporting which related to a insufficient complement of people with an appropriate level of knowledge, experience and training in the application of GAAP and in internal control over financial reporting commensurate with our financial reporting requirements.  As such, the Company hired a qualified accountant with extensive experience in public company accounting operations in March 2008.  Also, our internal training sessions for our accounting personnel assured that our financial statements for the year ended March 31, 2009, were prepared accordingly to GAAP.

In our annual report on Form 20-F for the year ended March 31, 2008, our management identified a material weakness in our internal control over financial reporting which related to inventory accounting and valuation.  We had performed reviews and ensured that the net realizable value (NRV) calculation to reflect current market conditions were effective.

In our annual report on Form 20-F for the year ended March 31, 2008, our management identified a material weakness in our internal control over financial reporting which related to income tax accounting and valuation.  Our qualified account hired in March 2008, performed reviews and ensured that our tax accounts and valuation were accurate and disclosures of the income tax liabilities were fully addressed.

We believe that the foregoing corrective action resolved the material weaknesses that existed as of March 31, 2008, and that as of March 31, 2009, it was no longer reasonably possible that our financial statements will be materially misstated. Accordingly, as stated in management’s report on internal control over financial reporting included above, we have concluded that our internal control over financial reporting was effective as of March 31, 2009.

Changes in internal controls over financial reporting

Other than as disclosed above, there were no changes in the Company’s internal controls over financial reporting during the year ended March 31, 2009 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

Henry F. Schlueter, the Company’s outside securities counsel, may not be deemed to be “independent” within the definition of “independence” published by NASDAQ. Mr. Schlueter is deemed to be a financial expert.

Item 16B.  Code of Ethics

                We have adopted a code of ethics that applies to our Chief Executive Officer and Chief Financial Officer.  We intend to disclose any changes in, or waivers from, our code of ethics by filing a Form 6-K.  Stockholders may request a free copy in print form from our Chief Financial Officer at:

Bonso Electronics International, Inc.
Unit 1915-1916, 19/F, Delta House
3 On Yiu Street, Shek Mun
Shatin, N. T.
Hong Kong

Item 16C.  Principal Accountant Fees and Services

Audit Committee’s pre-approval policies and procedure

The Audit Committee must pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence.  Before the Company or any of its subsidiaries engage the independent auditor to render a service, the engagement must be either:

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

The Audit Committee may consider the amount or range of estimated fees as a factor in determining whether a proposed service would impair the auditor's independence.  Where the Audit Committee has approved an estimated fee for a service, the pre-approval applies to all services described in the approval.  However, in the event the invoice in respect of any such service is materially in excess of the estimated amount or range, the Audit Committee must approve such excess amount prior to payment of the invoice.  The Audit Committee expects that any requests to pay invoices in excess of the estimated amounts will include an explanation as to the reason for the overage.  The Company’s independent auditor will be informed of this policy.

The Company’s management shall inform the Audit Committee of each service performed by the independent auditor pursuant to this Pre-Approval Policy.  Requests or applications to provide services that require separate approval by the Audit Committee shall be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC’s and the Public Company Accounting Oversight Board (United States)'s rules on auditor independence.

The audit fee indicated below was pre-approved by the Audit Committee before the auditor commenced their work.

Audit Fees

The aggregate fees billed by Moore Stephens for professional services rendered for the audit of the Corporation’s annual consolidated financial statements for the fiscal year ended March 31, 2009 was $205,000 and the aggregate fees billed by PricewaterhouseCoopers for the audit of the Company’s annual consolidated financial statements for the fiscal year ended March 31, 2008 was $371,538.

Audit Related Fees

There were no fees billed by Moore Stephens or PricewaterhouseCoopers for professional services rendered for assurance and related services provided by PricewaterhouseCoopers that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2009 and for the fiscal year ended March 31, 2008.

Tax Fees

The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance for the fiscal year ended March 31, 2009 were $59,190 and $91,317 for the fiscal year ended March 31, 2008.   There were no fees billed by Moore Stephens for professional services rendered for tax compliance during the fiscal year ended March 31, 2009 and 2008.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Pursuant to NASDAQ Marketplace Rule 4350(a), a foreign private issuer may follow its home country practice in lieu of Rule 4350, which sets forth the qualitative Listing Requirements for NASDAQ listed companies.  Rule 4350 requires, among other things, that a listed company have at least three members on its audit committee.  The Company currently has an audit committee consisting of one director who is deemed to be “independent” as defined in NASDAQ Marketplace Rule 4200.  The Company has obtained a written statement from independent counsel in the British Virgin Islands certifying that the Company’s corporate governance practices relating to the single member audit committee is not prohibited by British Virgin Island law.  See “NASDAQ Exemptions and Home Country Practices.”

Item 16E.  Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

                 In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock.  This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time.  No stocks had been repurchased up to March 31, 2006.  On November 16, 2006, the Company's Board of Directors authorized an additional $1,000,000 for the Company’s repurchase of its common stock under the same repurchase program.  This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000.  During the fiscal year ended March 31, 2007, 260,717 shares valued at $1,328,560 were purchased under this program.  No shares were repurchased during the fiscal year ended March 31, 2008.  During the fiscal year ended March 31, 2009, 70,019 shares valued at $133,765 were purchased under this program.  The Company may from time to time repurchase shares of its Common Stock under this program.

Item 16F.  Changes in Registrant's Certifying Accountants.

                 On March 27, 2009, PricewaterhouseCoopers (“PwC”) resigned as the Company’s independent registered public accountants. During the Company’s two most recent fiscal years and during any subsequent interim periods preceding the date of termination, none of the reports of PWC contained any adverse opinion, or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

                 During the Company’s two most recent fiscal years and during any subsequent interim periods preceding the date of termination, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to PWC’s satisfaction, would have caused them to refer to the subject matter of the disagreement(s) in connection with their report; and there were no "reportable events" as defined in Item 304 (a)(1) of the SEC’s Regulation S-K.

                 As of March 27, 2009, the Company engaged Moore Stephens as its independent registered public accounting firm for the fiscal year ended March 31, 2009.  During the most recent two fiscal years, neither the Company nor anyone engaged on its behalf has consulted with Moore Stephens regarding: (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) or (v) of Regulation S-K).
PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Pages
Reports of Independent Registered Public Accounting Firms	F-1 through F-2
Consolidated Balance Sheets as of March 31, 2008 and 2009	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended March 31, 2007, 2008 and 2009	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the years ended March 31, 2007, 2008 and 2009	F-5
Consolidated Statements of Cash Flows for the years ended March 31, 2007, 2008 and 2009	F-6
Notes to Consolidated Financial Statements	F-7 through F-41

Bonso Electronics International Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Bonso Electronics International Inc.

We have audited the accompanying consolidated balance sheet of Bonso Electronics International Inc. and subsidiaries (the “Company”) as of March 31, 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.   We also have audited the adjustments to the March 31, 2008 and 2007 financial statements to retrospectively apply the accounting for discontinued operations as described in Note 12.  In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review, or apply any procedures to the March 31, 2008 and 2007 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the March 31, 2008 and 2007 financial statements taken as a whole.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2009  and the results of their operations and cash flows for  the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens
Moore Stephens
Certified Public Accountants
Hong Kong,
October 20, 2009

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of Bonso Electronics International Inc.:

In our opinion, the consolidated balance sheet as of March 31, 2008 and the related consolidated statements of loss and comprehensive loss, of cash flows and of stockholders' equity for each of two years in the period ended March 31, 2008, before the effects of the adjustments to retrospectively reflect the discontinued operations described in Note 12, present fairly, in all material respects, the financial position of Bonso Electronics International Inc. and its subsidiaries at March 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America (the 2008 financial statements before the effects of the adjustments discussed in Note 12 are not presented herein). These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1(p) and 9(h) to the consolidated financial statements, effective from April 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109."

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the discontinued operations described in Note 12, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied.  Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Hong Kong
November 14, 2008

Bonso Electronics International Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars)

		March 31
	Note	2008 $	2009 $

Assets

Current assets
Cash and cash equivalents		9,653,991	8,043,535
Trade receivables, net	2	2,653,886	1,084,756
Inventories	3	8,446,903	6,284,293
Income tax recoverable		406,861	987,449
Other receivables, deposits and prepayments		2,643,936	837,191
Held-to-maturity investments	4	-	1,000,000
Current assets of discontinued operations	12	7,191,970	3,813,697

Total current assets		30,997,547	22,050,921

Deferred income tax assets	9	21,776	-

Goodwill	7	-	-

Brand name and other intangible assets, net	7	4,118,575	4,008,147

Other non-current assets		155,125	-

Property, plant and equipment
Buildings		9,958,525	9,567,353
Plant and machinery		19,690,136	19,972,376
Furniture, fixtures and equipment		3,228,585	3,276,312
Motor vehicles		491,490	447,792

		33,368,736	33,263,833
Less: accumulated depreciation and impairment		(27,425,537)	(29,889,580)

Property, plant and equipment, net	5	5,943,199	3,374,253
Non-current assets of discontinued operations	12	549,626	5,704

Total assets		41,785,848	29,439,025

Liabilities and stockholders’ equity

Current liabilities
Bank overdrafts – secured	8	300,192	385,514
Notes payable	8	3,863,465	1,361,787
Accounts payable		5,366,138	3,103,502
Accrued charges and deposits		2,276,871	2,004,841
Income tax liabilities	9	6,888	6,888
Current portion of capital lease obligations	10	176,930	130,201
Current liabilities of discontinued operations	12	6,107,272	5,787,099

Total current liabilities		18,097,756	12,779,832

Capital lease obligations, net of current portion	10	183,761	51,971

Income tax liabilities	9	2,595,135	2,595,135

Deferred income tax liabilities	9	4,460	14,162

Commitments	11

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 5,577,639		16,729	16,729
Additional paid-in capital		21,764,788	21,764,788
Treasury stock at cost: 2008 – 260,717 shares; 2009 - 330,736 shares	13	(1,328,560)	(1,462,325)
Accumulated deficit		(1,129,819)	(8,714,233)
Accumulated other comprehensive income		1,581,598	2,392,966

		20,904,736	13,997,925

Total liabilities and stockholders’ equity		41,785,848	29,439,025

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Operations and Comprehensive Income
(Expressed in United States Dollars)

		Year ended March 31,
	Note	2007 $	2008 $	2009 $

Net sales	19	48,272,382	45,495,621	40,378,198
Cost of sales		(40,304,102)	(43,628,620)	(34,707,293)

Gross profit		7,968,280	1,867,001	5,670,905

Selling expenses		(874,340)	(720,204)	(649,377)
Salaries and related costs		(3,016,590)	(3,540,780)	(3,776,841)
Research and development expenses		(983,172)	(883,304)	(792,071)
Administration and general expenses		(1,655,285)	(3,350,888)	(4,601,879)
Amortization of brand name	7	(200,000)	(200,000)	-
Impairment of goodwill	7		(842,821)	-
Impairment of brand name	7		(1,597,392)	-
Impairment of share investment	7		(200,000)	-

Profit (loss) from operations	19	1,238,893	(9,468,388)	(4,149,263)
Gain from disposal of a subsidiary			-	363,411
Interest income		309,447	198,255	126,544
Interest expenses		(122,784)	(448,372)	(209,268)
Foreign exchange loss		(192,776)	(431,052)	(278,944)
Gain on disposal of property			3,123,983	162,681
Other income (expenses)		(235,509)	592,524	706,541
Waiver of loan to subsidiaries		-	-	(3,690,590)
Waiver of loan to subsidiaries held for sale		-	-	(2,180,779)

Profit (loss) before income taxes		997,271	(6,433,050)	(9,149,667)
Income tax (expense) benefit	9	(910,609)	340,680	(208,003)

Gain (loss) from continuing operations		86,662	(6,092,370)	(9,357,670)
(Loss) gain from discontinued operations, net of tax	12	(1,457,604)	(2,457,543)	1,773,256

Net loss		(1,370,943)	(8,549,913)	(7,584,414)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax		227,389	567,439	811,368

Comprehensive loss		(1,143,554)	(7,982,474)	(6,773,046)

Earnings (loss) per share

Weighted average number of shares	18	5,577,639	5,577,639	5,577,639,

Basic and diluted
-Continuing operations		0.01	(1.09)	(1.68)
-Discontinued operations		(0.26)	(0.44)	0.32

		(0.25)	(1.53)	(1.36)

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

	Common stock			Treasury stock			Accumulated
							other
						Retained	comprehensive
			Additional			earnings/	income-foreign	Total
	Shares	Amount	paid-in	Shares	Amount	(Accumulated	currency	shareholders’
	Issued	outstanding	capital	held	outstanding	deficit)	adjustments	equity
		$	$			$	$	$

Balance, March 31, 2006	5,577,639	16,729	21,764,788	-	-	11,234,006	786,770	33,802,293

Net loss	-	-	-	-	-	(1,370,943)	-	(1,370,943)
Shares repurchase				260,717	(1,328,560)	-	-	(1,328,560)
Dividends paid					-	(278,882)	-	(278,882)
Foreign exchange translation adjustment	-	-	-	-	-	-	227,389	227,389
					────
Balance, March 31, 2007	5,577,639	16,729	21,764,788	260,717	(1,328,560)	9,584,181	1,014,159	31,051,297

Cumulative effect of adoption of FIN 48	-	-	-	-	-	(2,164,087)	-	(2,164,087)
Net loss	-	-	-	-	-	(8,549,913)	-	(8,549,913)
Foreign exchange translation adjustment	-	-	-	-	-	-	567,439	567,439

Balance, March 31, 2008	5,577,639	16,729	21,764,788	260,717	(1,328,560)	(1,129,819)	1,581,598	20,904,736

Net loss	-	-	-	-	-	(7,584,414)	-	(7,584,414)
Shares repurchase	-	-	-	70,019	(133,765)	-	-	(133,765)
Foreign exchange translation adjustment	-	-	-	-	-	-	811,368	811,368

Balance, March 31, 2009	5,577,639	16,729	21,764,788	330,736	(1,462,325)	(8,714,233)	2,392,966	13,997,925

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
	Year Ended March 31,
	2007	2008	2009
	$	$	$
Cash flows from operating activities
Net loss	(1,370,943)	(8,549,913)	(7,584,414)
Loss/(income) from discontinued operations	1,457,604	2,457,543	(1,773,256)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,232,326	2,188,700	2,281,689
Amortization	289,420	293,536	171,677
Waiver of loan to subsidiaries	-		3,690,590
Waiver of loan to subsidiaries held for sale	-	-	2,180,779
Gain on disposal of a subsidiary	-	-	(363,441)
Gain on disposal of property, plant and equipment (Note 5)	(54,409)	(3,123,983)	(162,681)
Inventory allowance	261,242	2,184,840	559,240
Bad debt allowance	-	633,545	1,959,413
Impairment of investment properties	5,414	-	-
Impairment of goodwill	-	842,821	-
Impairment of brand name	-	1,597,392	-
Impairment of investment in a private company	-	200,000	-
Others	11,639	141,682	(13,098)

Changes in assets and liabilities:
Trade receivables	(525,694)	1,476,305	(390,281)
Other receivables, deposits and prepayments	(1,049,837)	(956,131)	1,806,745
Inventories	(1,919,855)	913,935	1,603,370
Deposits	188,525	(155,125)	155,125
Income tax recoverable	181,276	(404,744)	(580,588)
Accounts payable	(556,250)	330,463	(2,262,636)
Accrued charges and deposits	(229,953)	629,749	(272,030)
Notes payable	425,853	126,939	(2,501,678)
Income tax payable	814,374	(376,438)	-
Deferred tax	3,768	(89,779)	31,478

Operating activities of continuing operations	164,500	361,337	(1,463,997)
Operating activities of discontinued operations	1,251,741	(1,172,370)	(352,960)

Net cash generated from (used in) operating activities	1,416,241	(811,033)	(1,816,957)

Cash flows from investing activities
Proceeds from disposal of a subsidiary	-	-	1
Proceeds from disposal of property, plant and equipment and land use rights	173,583	4,875,513	563,718
Acquisition of property, plant and equipment	(293,295)	(2,558,720)	(71,538)
Acquisition of held-to-maturity investments	(200,000)	-	(1,000,000)
Proceeds from investment		559,495	-

Investing activities of continuing operations	(319,712)	2,876,288	(507,819)
Investing activities of discontinued operations	(48,815)	(124,720)

Net cash generated from (used in) investing activities	(368,527)	2,751,568	(507,819)

Cash flows from financing activities
Repurchase of common stocks	(1,328,560)	-	(133,765)
(Repayment of) loan from long-term borrowings	(41,132)	301,433	-
Capital lease payments	(71,077)	(95,725)	(178,519)
Payment of dividends to stockholders	(278,882)
Net (repayment of) advance from banking facilities	59,258	-	85,322

Financing activities of continuing operations	(1,660,393)	205,708	(226,962)
Financing activities of discontinued operations	95,054	(376,086)	299,481

Net cash (used in) generated from financing activities	(1,565,339)	(170,378)	72,519

Net (decrease) increase in cash and cash equivalents	(517,625)	1,770,157	(2,252,257)
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	53,386	307,187	767,321
Cash and cash equivalents, beginning of year	8,582,257	8,118,018	10,195,362

Cash and cash equivalents, end of year	8,118,018	10,195,362	8,710,426

Less: cash and cash equivalents at the end of the year – discontinued operations	(526,611)	(541,371)	(666,891)

Cash and cash equivalents at the end of the year – continuing operations	7,591,407	9,653,991	8,043,535

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest paid	614,269	692,232	475,126
Income tax paid, net of refund	37,321	155,974	4,903

Non-cash investing and financing activities
Property, plant and machinery acquired under Capital leases	188,718	374,195	-
Interest Income	312,768	139,239	179,582
Provision for FIN 48 uncertain tax positions upon adoption at April 1, 2007		2,164,087	-

 See notes to these consolidated financial statements

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1.	Description of business and significant accounting policies

Bonso Electronics International Inc. (“the Company”) and its subsidiaries (collectively, the “Group”) are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, telecommunication products and other products.

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

The Group sustained operating losses in fiscal years ended March 31, 2008 and 2009, including a net loss of $7,584,414 for the fiscal year ended March 31, 2009.

Notwithstanding the operating losses sustained in the last two fiscal years, the accompanying consolidated financial statements have been prepared on a going concern basis. Management believes the Group will have sufficient working capital to meet its financing requirements based upon their experience and their assessment of the Group’s projected performance, credit facilities and banking relationships.

On November 1 2008, the Company disposed of all the shares of a wholly owned indirect subsidiary, Gram Precision Scales Inc. (“Gram”), at a consideration of US$1.  As a result, the figures of Gram are included as discontinued operations (see note 12) in the financial statements.

Pursuant to an agreement signed March 30, 2009, Korona Haushaltswaren GmbH & Co. KG (“Korona”), an indirect subsidiary of the Company, agreed to sell all of its major assets, comprising account receivables, inventories, intellectual property rights and toolings, to a third party purchaser at a consideration of  EUR 1,989,681.  The Group decided to liquidate Korona after the completion of the sale.  As a result, the figures of Korona are included as discontinued operations (see note 12).

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

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1.	Description of business and significant accounting policies (Continued)

(c)	Inventories

Inventories are stated at the lower of cost, as determined on a first-in, first-out basis, or market.  Costs of inventories include purchase and related costs incurred in bringing the products to their present location and condition. Market value is determined by reference to the selling price after the balance sheet date or to management estimates based on prevailing market conditions.  The Company routinely reviews its inventories for their saleability and for indications of obsolescence to determine if inventory carrying values are higher than market value.  Some of the significant factors the Company considers in estimating the market value of its inventories include the likelihood of changes in market and customer demand and expected changes in market prices for its inventories. As of March 31, 2008 and 2009 inventories were stated at market value which is lower than their costs by $2,184,840 and $559,240, respectively.

(d)	Trade receivables

Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing trade accounts receivable.  Bad debt expense is included in the general and administrative expenses.

The Group recognizes an allowance for doubtful receivables to ensure accounts and other receivable are not overstated due to uncollectibility.  Allowance for doubtful receivables is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience.  An additional allowance for individual accounts is recorded when the Group becomes aware of customers’ or other debtors’ inability to meet its financial obligation, such as in the case of bankruptcy filings or deterioration in the customer’s or other debtor’s operating results or financial position. If circumstances related to customers or debtors change, estimates of the recoverability of receivables will be further adjusted.

(e)	Investments

Investment in a capital guaranteed fund is classified as held-to-maturity and recorded at amortized cost, while investment in a private company is recorded at cost less any impairment in the consolidated balance sheets.  These investments are subject to impairment tests (Note 4).

(f)	Deferred income taxes

Amounts in the consolidated financial statements related to income taxes are calculated using the principles of SFAS No. 109, “Accounting for Income Taxes.”  SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Future tax benefits, such as net operating loss carry forwards, are recognized as deferred tax assets.  Recognized deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1.	Description of business and significant accounting policies (Continued)

(g)	Brand name

Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight-line method over the related estimated useful life of 15 years. Brand name is assessed for impairment according to the policy described in note 1(k).

(h)	Lease prepayments

Lease prepayments represent the cost of land use rights in the People’s Republic of China (“PRC”). Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 years.

(i)	Other intangible assets

Other intangible assets represent taxi licenses which are stated at cost and are amortized on a straight-line basis over the related granted useful life of 50 years, the shorter of the remaining term of the license period or the expected useful life to the Group.  Taxi licenses entitle the Group to operate 5 taxis for 50 years in Shenzhen, PRC. The purpose of holding these licenses is to generate additional income.

Taxi licenses are assessed for impairment according to the policy described in note 1(k).

Land use rights held by the Company are reclassified from property, plant and equipment to intangible asset.  They are stated at cost and amortized on a straight-line basis over the granted useful life of 50 years.

(j)	Property, plant and equipment

(i)
Property, plant and equipment are stated at cost less accumulated depreciation.  Leasehold land and buildings are depreciated on a straight-line basis over 15 to 50 years, representing the shorter of the remaining term of the lease or the expected useful life to the Group.

(ii)
Other categories of property, plant and equipment are carried at cost and depreciated using the straight-line method over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Plant and machinery	- 10%
Furniture, fixtures and equipment	- 20%
Motor vehicles	- 20%

(iii)	The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year incurred.

(iv)	Any gain or loss on disposal is included in the Consolidated Statements of Operations and Comprehensive Loss.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1.	Description of business and significant accounting policies (Continued)

(k)	Long-lived assets including goodwill and other acquired intangible assets

Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairment made on other long-lived assets are disclosed in the Consolidated Statements of Operations and Comprehensive Loss.

Goodwill is subject to an annual impairment review.  The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.  The Company measures fair value based upon a discounted future cash flows analysis.  Based on the assessment for the year ended March 31, 2009, a provision of $nil was made by the Group as an impairment of goodwill (2008: $842,821; 2007: $nil).

 (l)           Capital and operating leases

Costs in respect of operating leases are charged against income on a straight-line basis over the lease term.  Leasing agreements, which transfer to the Group substantially all the benefits and risks of ownership of an asset, are treated as if the asset had been purchased outright.  The assets are included in property, plant and equipment (“capital leases”), and the capital element of the leasing commitments is shown as obligation under capital leases.  The lease rentals are treated as consisting of capital and interest elements.  The capital element is applied to reduce the outstanding obligation, and the interest element is charged against profit so as to give a consistent periodic rate of charge on the remaining balance outstanding at each accounting period end. Assets held under capital leases are depreciated over the useful lives of the equivalent owned assets.

(m)	Revenue recognition

No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, delivery has occurred and collectibility of the sales price is reasonably assured. Revenue is recognized when title and risk of loss are transferred to customers, which is generally the point at which products are shipped to the customer from our facilities.  Shipping costs billed to our customers are included within revenue. Associated costs are classified as part of cost of goods sold.

The Company provides to certain customers an additional two percent of the quantity of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facilities.  In addition, certain products sold by the Company are subject to a limited product quality warranty.  The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated.  The standard limited warranty period is one to three years.  Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history.  All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified.  Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1.	Description of business and significant accounting policies (Continued)

(n)	Research and development costs

Research and development costs include salaries, utilities, and contractor fees that are directly attributable to the conduct of research and development progress primarily related to the development of new design of products. Research and development costs are expensed in the financial period in which they are incurred.

(o)	Advertising

Advertising costs are expensed as incurred and are included within selling expenses. The advertising costs were $142,642, $119,398 and $53,673 for the years ended March 31, 2007, 2008 and 2009, respectively.

(p)	Income taxes

On April 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” or FIN 48 (Note 9). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The Company’s accounting policy is to treat interest and penalties as components of income taxes.

(q)	Foreign currency translations

(i)
The Group’s functional currency is the United States dollar. The financial statements of foreign subsidiaries where the United States dollar is the functional currency and which have certain transactions denominated in non-United States dollar currencies are translated into United States dollars at the exchange rates existing on that date. The translation of local currencies into United States dollars creates transaction adjustments which are included in net loss.  Exchange differences are recorded in the Statements of Operations and Comprehensive Loss.

(ii)
The financial statements of foreign subsidiaries, where non-United States dollar currencies are the functional currencies, are translated into United States dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for statement of operations. Adjustments resulting from translation of these financial statements are reflected as a separate component of shareholders’ equity in accumulated other comprehensive income.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1.	Description of business and significant accounting policies (Continued)

(r)	Stock options and warrants

Stock options have been granted to employees, directors and non-employee directors. Upon exercise of the options, a holder can acquire share of common stock of the Company at an exercise price determined by the board of directors. The options are exercisable based on the vesting terms stipulated in the option agreements or plan.

Effective April 1, 2006, the Company adopted the SFAS No. 123(R), “Share Based Payment”, in accounting for its employee stock options. Under the provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation at the fair value of the award as of the grant date.  According to the modified prospective application method, the Company applies SFAS No. 123(R) for: (1) new awards granted after April 1, 2006, and (2) any portion of awards that were granted after April 1, 1995 and were not vested by April 1, 2006. As the Company did not have any unvested stock-based compensation as of April 1, 2006, the adoption of SFAS No. 123(R) did not have any impact on the Company’s financial statements.

(s)	Recent accounting pronouncements

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. We do not expect the adoption of SFAS No. 161 to have a material impact on our consolidated financial statements.

In April 2008, the FASB finalized Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is in the process of assessing the impact of the recent accounting pronouncement.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (United States) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1.	Description of business and significant accounting policies (Continued)

(s)	Recent accounting pronouncements (Continued)

In May 2008, the FASB finalized Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”).  The position clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.”  FSP APB 14-1 further specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  As of the date of this annual report, we do not have any convertible debt instruments that may be settled in cash upon conversion, and FSP APB 14-1 does not have any impact on us.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB No. 28-1 “Interim Disclosures about Fair Value of Financial Instruments,” or FSP FAS No. 107-1 and APB No. 28-1. FSP FAS No. 107-1 and APB No. 28-1 amend SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. In addition, the FSP amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. The FSP is effective for interim periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS No. 107-1 and APB No. 28-1 has no material effect on the Company’s financial statements.

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2 “Recognition of Other-Than-Temporary Impairments,” or FSP FAS No. 115-2 and FAS No. 124-2. FSP FAS No. 115-2 and FAS No. 124-2 amend the other-than-temporary impairment guidance in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. FSP FAS No. 115-2 and FAS No. 124-2 are effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS No. 115-2 and FAS No. 124-2 has no material effect on the Company’s financial statements.

In April 2009, the FASB issued FSP No. 157-4 “Determining Whether a Market is Not Active and a Transaction Is Not Distressed,” or FSP No. 157-4. FSP No. 157-4 clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price, then an alternative method of pricing can be used, such as a present value technique to estimate fair value. FSP No. 157-4 identifies factors to be considered when determining whether or not a market is inactive. FSP No. 157-4 would be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 and shall be applied prospectively. The adoption of FSP No. 157-4 has no material effect on the Company’s financial statements.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1.	Description of business and significant accounting policies (Continued)

(s)	Recent accounting pronouncements (Continued)

In April 2009, the FASB issued FSP No. 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” or FSP No. 141R-1. FSP No. 141R-1 amends the provisions in SFAS No. 141 (Revised) for the initial recognition and measurement, subsequent measurement and accounting and disclosures for assets and liabilities arising from contingencies in business combinations. FSP No. 141R-1 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in SFAS No. 141 (Revised), and instead carries forward most of the provisions in SFAS No. 141 for acquired contingencies. FSP No. 141R-1 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of FSP No. 141R-1 on its financial statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events,” or SFAS No. 165, which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No.165 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of SFAS No. 165 has no material effect on the Company’s financial statements.

In June 2009, the FASB issued SFAS No. 166 “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140,” or SFAS No. 166. SFAS No. 166 improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS No. 166 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company is currently evaluating the impact of the adoption of SFAS No. 166 on its financial statements.

In June 2009, the FASB issued SFAS No. 167 “Amendments to FASB Interpretation No. 46(R),” or SFAS No. 167, which amends FASB Interpretation No. 46 (revised December 2003) to address the elimination of the concept of a qualifying special purpose entity. SFAS No. 167 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS No. 167 provides more timely and useful information about an enterprise’s involvement with a variable interest entity. SFAS No. 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of the adoption of SFAS No. 167 on its financial statements.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162,” or SFAS No. 168, which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. SFAS No. 168 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws as authoritative GAAP for SEC registrants. SFAS No. 168 will become effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
2.	Allowance for doubtful accounts

Changes in the allowance for doubtful accounts comprise:

	2007	2008	2009
	$	$	$

Balance, April 1	74,909	-	633,545
Write-off	(74,909)	-	-
Additions charged to expense	-	633,545	1,959,413

Balance, March 31	-	633,545	2,592,958

3.	Inventories

The components of inventories are as follows:

	2008	2009
	$	$

Raw materials	3,866,827	2,592,550
Work in progress	3,898,639	2,602,166
Finished goods	681,437	1,089,577

	8,446,903	6,284,293

During the years ended March 31, 2007, 2008 and 2009, based upon material composition and expected usage, management wrote off obsolete inventories of $261,242, $2,184,840 and $559,240, respectively, which were charged to the consolidated statement of operations.

4.	Investments

Investments of $500,000 were related to a 7% zero coupon capital guaranteed fund with maturity on October 11, 2007 and an investment in a private company principally engaged in the biochemistry industry in the United States of America. The purpose of holding the investments is to generate additional income.

The investment in the capital guaranteed fund matured and was fully repaid in October 2007 for $559,495.

The private biochemistry company incurred continuous operating losses and had a net liabilities position in the past two years.  The Company’s investment would be worthless without further funding or merger; therefore, the Company provided for a full impairment of this investment during the fiscal year ended March 31, 2008.

During the fiscal year ended March 31, 2009, the Company invested in a one-year $1,000,000 bond through one of its banks.  The maximum return from this investment would be $80,000 (or 8%), and the investment matured in July 2009 for $1,058,707.  The aggregate fair value at March 31, 2009 was $1,058,000 and the unrecognised holding gain was $58,000.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

5.	Property, plant and equipment, net

During the years ended March 31, 2007, 2008 and 2009, depreciation expenses charged to the consolidated statements of operations amounted to $2,230,800, $2,188,700 and $2,281,689, respectively.  As at March 31, 2007, 2008 and 2009, fully depreciated assets that were still in use by the Group amounted to $3,457,543, $5,451,641 and $5,014,827, respectively.

During the year ended March 31, 2008, the Group sold one of its properties located in Hong Kong with a net book value of $1,751,530 to a third party at a consideration of $4,875,513 and made a gain of $3,123,983.    During the year ended March 31, 2009, the Group sold one of its properties located in Hong Kong with a net book value of $401,037 to a third party at a consideration of $563,718 and made a gain of $162,681.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

6.	Interests in subsidiaries

Particulars of principal subsidiaries as of March 31, 2008 and 2009 are as follows:

Name of company	Place of incorporation and kind of legal entity	Particulars of issued capital/ registered capital	Percentage of capital held by the Company		Principal activities
			2008	2009
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	HK$5,000,000 (US$641,026)	100%	100%	Trading of scales and telecommunication products

Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	HK$3,000,000 (US$384,615)	100%	100%	Investment holding

Bonso Electronics (Shenzhen) Co. Limited (“BESCL”)	PRC, limited liability company	HK$97,519,772 (US$12,502,535)	100%	100%	Production of scales and telecommunication products

Bonso Advanced Technology Limited * (“BATL”)	Hong Kong, limited liability company	HK$1,000,000 (US$128,205)	100%	100%	Investment holding

Bonso Advanced Technology (Xin Xing) Limited (“BATXXL”)	PRC, limited liability company	HK$13,853,728 (US$1,776,119)	100%	100%	Investment holding

Modus Enterprise International Inc. (“MEII”)	British Virgin Island limited liability company	HK$7,800 (US$1,000)	100%	100%	Investment holding

Korona Haushaltswaren GmbH & Co. KG (“Korona”)	Germany, limited liability partnership	EUR511,292 (US$795,485)	100%	100%	Trading of scales

Bonso USA, Inc. (“Bonso USA”)	USA, limited liability company	US$ 1,000	100%	100%	Trading of scales

Gram Precision Scales Inc. (“Gram”)#	Canada, limited liability company	US$3,276	51%	0%	Trading of scales

* Shares directly held by the Company

# Effective November 1, 2008, the Company disposed of its entire interests in Gram for $1. As stipulated in the agreement, the Company agreed to forfeit an amount receivable from Gram of approximately $5,000,000, except for $1,700,000,   Monthly payments of $10,000 were to be paid to the Company in the six months from December 2008 to May 2009, and monthly payments of $20,000 were to be paid from June 2009 until the full amount of $1,700,000 was repaid.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

7.	Goodwill, brand name and other intangible asset

Goodwill, brand name and other intangible assets are analyzed as follows:

	Goodwill		Brand name		Other intangible assets
	March 31		March 31		March 31
	2008 $	2009 $	2008 $	2009 $	2008 $	2009 $

Cost	842,821	842,821	3,000,000	3,000,000	5,294,205	5,374,767
Less: accumulated amortization	-	-	(1,402,608)	(1,402,608)	(1,175,630)	(1,366,620)
Less: impairment loss for the year	(842,821)	(842,821)	(1,597,392)	(1,597,392)	-	-

	-	-	-	-	4,118,575	4,008,147

As of March 31, 2008, an impairment test was carried out and there were indicators that the goodwill associated with Gram might not be recoverable.  These indicators, among others, included declines in the current and projected operating results and cash flows in Gram, and the slowdown of the worldwide economies in the second half of fiscal 2008 since the emergence of the subprime related problems. Management evaluated the recoverability in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142).  Based on the analysis, management determined that goodwill of $842,821 associated with Gram was fully impaired as of March 31, 2008.

As of March 31, 2008, management noted declines in the current and projected operating results and cash flows of Korona.  Together with certain other indicators, such as a drop in selling prices of Korona branded products, management was of the view that the carrying value of the Korona brand name might not be recoverable, and therefore performed an impairment review on the brand name.  Management evaluated the recoverability of the brand name in accordance with the requirements under SFAS No. 142 and SFAS No. 144, “Accounting for the impairment of long-lived assets.”  Based upon the analysis, management determined that the brand name value of $1,597,392 should be fully impaired as of March 31, 2008.

Land use rights for factory lands held by the Company in PRC were reclassified from property, plant and equipment to other intangible assets during the fiscal years ended March 31, 2008 and 2009.

Amortization expense in relation to brand name was $200,000, $200,000 and $nil for the years ended March 31, 2007, 2008 and 2009, respectively.

Amortization expense in relation to other intangible assets was $89,421, $99,121 and $171,677 the years ended March 31, 2007, 2008 and 2009, respectively.

As of March 31, 2009, future minimum amortization expenses in respect of other intangible assets are as follows:

Year
2010	$136,065
2011	136,065
2012	136,065
2013	136,065
2014	136,065
Thereafter	3,327,822

Total	4,008,147

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8.	Banking facilities

As of March 31, 2009, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, short-term loans and long-term loans.  The facilities are interchangeable with total amounts available of $18,617,948 (2008: $25,981,074).  The general banking facilities utilized by the Group are denominated in United States dollars, Hong Kong dollars, Canadian dollars and Euros.

The Group’s general banking facilities, expressed in United States dollars, are further detailed as follows:
	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2009
	2008	2009	2008	2009	2008	2009	Interest	Repayment
	$	$	$	$	$	$	rate	terms
Import and export Facilities

Letters of credit	19,230,769	12,564,102	3,863,465	1,361,787	15,367,304	11,202,315

Including sub-limit of

Notes payable	17,564,103	10,897,436	3,863,465	1,361,787	13,700,638	9,535,649	HIBOR # +2.5% to +2.59%	Repayable in full within four months

Other facilities

Factoring	4,964,102	4,964,102	-	-	4,964,102	4,964,102	HIBOR +1.5% to +2.25%

Bank overdrafts	1,786,204	1,089,744	300,192	385,514	1,486,012	704,230	Prime rate +0.5% to 1% Or HIBOR+2.25%	Repayable on demand
		─
	25,981,075	18,617,948	4,163,657	1,747,301	21,817,418	16,870,647

# HIBOR stands for Hong Kong Interbank Offering Rate

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8.	Banking facilities (Continued)

The United States Dollar equivalent amounts of banking facilities utilized by the Group are denominated in the following currencies:

	Amount utilized
	March 31
	2008 $	2009 $

Hong Kong dollars	3,863,465	1,747,301
United States dollars	300,192	-

	4,163,657	1,747,301

The Prime Rate and HIBOR rate were 5.25% and 1.54% per annum, respectively, as of March 31, 2009.  The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.  Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

Average amount of bank borrowings were $5,051,158 and $4,597,818 for the years ended 2008 and 2009, respectively.

The banking facilities are collateralized by guarantees of $4,322,196 (2008: $5,766,607) by a bank (2008: two banks), which in turn received a fee from the Company for the provision of such collateralized guarantees.

The weighted average interest rates of short-term borrowings of the Group are as follows:

	Year ended March 31
	2008	2009

Bank overdrafts	5.76%	5.75%
Notes payable	3.39%	4.28%

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9.	Taxation

(a)
The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC, Germany, the United States (“USA”) and Canada.  The tax rate of the subsidiaries operating in Hong Kong was 16.5% for the year ended March 31, 2009 (2008 and 2007: 17.5%).  The subsidiary of the Group in Germany was registered as a partnership in Germany, which was subject to a statutory tax rate of 14.17% during the three years ended March 31, 2009.  The Group is not subject to income taxes in the British Virgin Islands.  The statutory tax rates in Canada and the USA were 36% and 34%, respectively, for the three years ended March 31, 2009.

Hong Kong Tax

BEL, BATL and BIL are subject to the Hong Kong profits tax rate of 16.5% (2008 and 2007: 17.5%). Management of BEL has determined that all income and expenses are offshore and not subject to Hong Kong profits tax. As a result, BEL did not incur any Hong Kong profits tax during the years presented. BATL did not have any assessable profits for the year.  Therefore, no provision for taxation has been made.

PRC Tax

BESCL is registered and operates in Shenzhen, the PRC, and is subject to a tax rate of 20% and 18% for the years ended December 31, 2009 and 2008.  BATXXL is registered in Xinxing, Guangdong, PRC, and is entitled to an exemption from PRC income tax for two years starting from their first profitable year (“the tax holiday”).  As BATXXL has not yet commenced business, the tax holidays have not yet started.

(b)
On March 16, 2007, the PRC Enterprise Income Tax Law, (the “EIT Law”), was enacted by the PRC government.  The EIT Law, effective January 1, 2008, imposes a uniform tax rate of 25% for both domestic and foreign-invested enterprises and revokes the then current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the EIT Law became effective. Under the grandfathering rules of the EIT Law, enterprises that are subject to an enterprise income tax (“EIT”) rate lower than 25% will continue to enjoy lower rates with gradual transition to the new tax rate of 25% in five years from the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires.

During the period from January 1, 2008 to March 31, 2009, the Company’s subsidiaries operating in the PRC were subject to the EIT Law and a standard tax rate of 25% was adopted, and the PRC subsidiaries are entitled to the grandfathering incentives.  For the years ended December 31, 2006, 2007 and 2008, BECSL, the Company’s PRC subsidiary, was subject to a tax rate of 10%, 15% and 18%, respectively.  BESCL will be subject to a tax rate of 20%, 22% and 24% for the years ended December 31, 2009, 2010 and 2011, respectively.  BESCL will be subject to a uniform tax rate of 25% for the year ended December 31, 2012 and the years after.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9.	Taxation (Continued)

(c)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The loss before income taxes by geographical location is analysed as follows:

	2007 $	2008 $	2009 $

Hong Kong	854,807	849,199	(7,173,662)
PRC	1,303,303	(3,137,058)	443,816
Others	(1,160,839)	(4,145,191)	(2,419,821)

Total	997,271	(6,433,050)	(9,149,667)

Others mainly include the profit (loss) from BVI and the United States.

(d)

	2007	2008	2009
	$	$	$

Deferred income tax	(802,628)	31,478	(204,777)
Current income tax (expense)/ benefit	(107,981)	309,202	(3,226)

Total income tax (expense)/ benefit	(910,609)	340,680	(208,003)

The components of the income tax (expense) benefit by geographical location are as follows:

	2007	2008	2009
	$	$	$

Hong Kong	(836,942)	419,782	(204,777)
PRC	(126,617)	(72,213)	(3,226)
Others	52,950	(6,889)	-

Total	(910,609)	340,680	(208,003)

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9.	Taxation (Continued)

(e)

	2007	2008	2009
	$	$	$

Deferred income tax assets	87,639	21,776	-
Deferred income tax liabilities	(13,901)	(4,460)	(14,162)

	73,738	17,316	(14,162)

Deferred tax assets comprised the following:

	2007	2008	2009
	$	$	$

Tax loss carry forwards	1,167,987	2,997,132	$1,759,135
Others	87,639	21,776	-
Less: Valuation allowance	(1,167,987)	(2,997,132)	(1,759,135)
	87,639	21,776	-
Less: current portion	-	-	-

Non-current portion	87,639	21,776	-

As of March 31, 2007, 2008 and 2009, the Group had accumulated tax losses amounting to $5,845,998, $11,603,130 and $7,052,368 (the tax effect thereon is $1,167,987, $2,997,132 and $1,759,135), respectively, subject to the approval of the tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong, and other countries.  Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2009, the Group’s accumulated tax losses have no definite period of expiration, except for tax losses that expire in 2013.

(f)	Changes in the valuation allowance consist of:

	2007 $	2008 $	2009 $

Balance, April 1	700,966	1,167,987	2,997,132
Charged/(credited) to income tax expense	467,021	1,829,145	(1,237,997)

Balance, March 31	1,167,987	2,997,132	1,759,135

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9.	Taxation (Continued)

(g)
The actual income tax expense attributable to earnings for the years ended March 31, 2007, 2008 and 2009 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

	2007 $	2008 $	2009 $

(Loss) / income before taxation	997,271	(6,433,050)	(9,149,667)

Income tax (expense) credit on pretax income at statutory rate	(339,072)	2,187,237	3,110,887
Effect of different tax rates of subsidiary operating in other jurisdictions	551,557	(357,002)	(2,170,831)
Profit not subject to income tax	154,349	787,191	-
Expenses not deductible for income tax purposes	(73,283)	(753,692)	(2,386,056)
(Increase) decrease in valuation allowance	(467,021)	(1,829,145)	1,237,997
(Provision made)/ reversal of provision as a result of development of tax rules	(737,139)	306,091	-

Total income tax (expense) / credit	(910,609)	340,680	(208,003)

(h)
Effective April 1, 2007, the Company adopted FIN 48.  As a result of the adoption of FIN 48, the Company recognized a $1,169,777 increase in the liability for unrecognized tax benefits and penalties of $994,310, which were accounted for as a reduction to the April 1, 2007 balance of retained earnings.  The Company assessed the tax position during the fiscal year ended March 31, 2009 and concluded that the same tax liability was carried forward.

The Company’s accounting policy is to treat interest and penalties as components of income taxes.  As of March 31, 2009, the Company had accrued penalties related to uncertain tax positions of $994,310.

The Company files income tax returns in Hong Kong, the PRC and various foreign tax jurisdictions. There are two subsidiaries which operate within each of the Company’s major jurisdictions resulting in a range of open tax years. The open tax years for the Company and its significant subsidiaries range between fiscal 2000 and fiscal 2009.  The provisions made as a result of these open tax cases are subject to the final agreement with the tax authorities.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

10.	Leases

(a)	Capital leases

Plant and machinery include the following amounts for capitalized leases:

	March 31
	2008	2009
	$	$

Cost	661,374	661,374
Less: accumulated depreciation	(364,029)	(407,468)

	297,345	253,906

During the years ended March 31, 2007, 2008 and 2009, the Group entered into additional capital lease obligations amounting to $154,983, $360,691 and $nil, respectively.

Future minimum payments under capital leases as of March 31, 2009 with an initial term of more than one year are as follows:

$

Total minimum lease payments	184,602
Less: amount representing interest	(2,430)

Present value of net minimum lease payments (including current portion of $130,201 as of March 31, 2009)	182,172

Future minimum payments under capital leases

2010	130,201
2011	51,971

182,172

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

10.	Leases (Continued)

(b)	Operating leases

As of March 31, 2009, future minimum lease payments in respect of non-cancellable operating leases for factory, office premises and staff quarters in Hong Kong, the PRC, Germany, the United States, the United Kingdom and Canada are as follows:

$

2010	375,683
2011	142,800

518,483

Rental expense for all operating leases amounted to $331,758, $362,033 and $357,954 for the years ended March 31, 2007, 2008 and 2009, respectively.

11.	Commitments

Capital expenditure contracted at the balance sheet but not yet provided for is as follows:

	2008	2009
	$	$

Land use rights	350,758	356,663

In November 2006, the Group entered into a land use right purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire the right to use a piece of land of approximately 146,673 square meters for future expansion of production capacity in XinXing of GuangDong, PRC. The total consideration was $1,472,325.  A deposit of approximately $610,000 was paid in July 2007, and the balance was paid in October 2007.  During the year ended March 31, 2008, the Group prepaid $150,325 for the acquisition of the right to use another piece of land in XinXing at a total consideration of $501,083.  This prepayment was classified as other current assets in the consolidated balance sheet as of March 31, 2009.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

12.	Discontinued Operations

On November 1, 2008, the Company disposed of its entire interests in Gram to a third party for $1. As stipulated in the agreement, the Company agreed to forfeit an amount receivable from Gram of approximately $5,000,000, except for $1,700,000, of which monthly payments of $10,000 was to be paid to the Company in the six months from December 2008 to May 2009, and monthly payments of $20,000 was to be paid from June 2009 until the full amount of $1,700,000 was repaid.

On March 31, 2009, the Company’s German subsidiary, Korona, sold its assets (accounts receivable, inventories, toolings and intellectual property rights) to a third party.  Korona had no operations since April 1, 2009 and is now under liquidation process.

The following table summarizes the result of these discontinued operations, net of income taxes.

Discontinued Operations (Korona and Gram)

	2007	2008	2009
	$	$	$

Sales	18,218,998	17,190,880	10,722,372
Cost of Sales	(13,642,221)	(14,053,878)	(11,218,722)

	4,576,777	3,137,002	(496,350)
Selling expenses	(1,602,909)	(1,760,291)	(1,148,101)
Salaries and related costs	(2,421,063)	(2,240,460)	(1,480,815)
Administrative expenses	(1,349,073)	(1,285,664)	(1,488,942)
Loss from water damage	(700,950)

Operating loss	(1,497,218)	(2,149,413)	(4,614,208)
Interest income	3,321	4,848	53,039
Other income	537,775	87,608	2,849,087
Gain on disposal of property	-	(364,244)	-
Interest expenses	(503,404)	(244,628)	(241,111)
Foreign exchange gain	8,824	214,812	44,719
Loan forgiveness from continuing operations	-	-	3,690,590
Income tax expenses	(6,902)	(6,526)	(8,860)

Net (loss) income	(1,457,604)	(2,457,543)	1,773,256

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

12.	Discontinued Operations (Continued)

The carrying values of the assets and liabilities of the disposal group classified as held for sale as at March 31, 2009 were as follows:

	March 31, 2008	March 31, 2009
	$	$
Assets:
Cash and bank balances	541,371	666,891
Trade receivables	2,610,188	1,195,973
Inventories	2,944,415	-
Other receivables, deposits and prepayments	1,095,996	1,950,833

Current assets of discontinued operations	7,191,970	3,813,697

Property, plant and equipment	379,784	5,704
Deferred income tax assets	169,842	-

Non-current assets of discontinued operations	549,626	5,704

Total assets of discontinued operations	7,741,596	3,819,401

Liabilities:
Bank overdrafts	511,162	-
Short term bank loans	3,894,159	3,935,196
Trade payables	619,264	166,768
Accrued charges and deposits	1,082,687	1,685,135

Liabilities of discontinued operations	6,107,272	5,787,099

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

13.	Stockholders’ equity

(a)	Repurchase of common stock

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stocks had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized an additional $1,000,000 for the Company's repurchase of  its common stock under the same repurchase program. This authorization to repurchase shares increases the amount authorized for repurchase from $500,000 to $1,500,000.   The Board of Directors believed that the common stock was undervalued, and that the repurchase of common stock would be beneficial to the Company's shareholders. During the fiscal year ended March 31, 2007, 260,717 ($1,328,560) shares were purchased under this program. No shares were repurchased during the fiscal year ended March 31, 2008. During the fiscal year ended March 31, 2009, 70,019 ($133,765) shares were purchased under this program.  The Company may from time to time repurchase shares of its common stock under this program.

(b)	Preferred stock

The Company has authorized share capital of $100,000 or 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the shareholders with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2009.

(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2007, 2008 and 2009, respectively.   Dividends of $278,882 were paid during the fiscal year ended March 31, 2007, for dividends declared for the fiscal year ended March 31, 2006.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14.	Stock option and bonus plans

(a)
On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the “Stock Bonus Plan”) which authorizes the issuance of up to five hundred thousand (500,000) shares of the Company’s common stock in the form of stock bonus.

The purpose of this Stock Bonus Plan is to (i) induce key employees to remain in the employment of the Company, or of any subsidiary of the Company; (ii) encourage such employees to secure or increase their stock ownership in the Company; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered, or to be rendered, to or for the benefit of the Company or any of its subsidiaries. The Company believes that Stock Bonus Plan will promote continuity of management and increase incentive and personal interest in the welfare of the Company.

The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Company.  The existing Committee members are Mr. Anthony So and Mr. Woo-Ping Fok.  The Committee has the authority, in its sole discretion:(i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares;  (ii) to construe and  interpret the  terms of the Stock Bonus Plan;  (iii) to  establish,  amend  and  rescind  rules  and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the “2004 Plan”) which provides for the grant of up to six hundred thousand (600,000) shares of the Company’s common stock in the form of stock options, subject to certain adjustments as described in the Plan.

The purpose of the 2004 Plan is to secure key employees to remain in the employment of the Company and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Company.  The Company believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company.

The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Company.  The current committee members are Anthony So and Woo-Ping Fok.  The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant.  The exercise price of an option may be less than the fair market value of the underlying shares of common stock.  No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14.	Stock option and bonus plans (Continued)

(a)	(Continued)

In October 1996, the Board of Directors approved the 1996 Stock Option Plan and 1996 Non-Employee Directors’ Stock Option Plan.  Under the 1996 Stock Option Plan, the Company may grant options to purchase common stock to certain employees and directors of the Company for a maximum of 900,000 shares.  The 1996 Stock Option Plan is administered by a committee appointed by the Board of Directors which determines the terms of options granted, including the exercise price, the option periods and the number of shares to be subject to each option.  The exercise price of options granted under the 1996 Stock Option Plan may be less than the fair market value of the common shares on the date of grant.  The maximum term of options granted under the 1996 Stock Option Plan is 10 years.  The right to acquire the common shares is not assignable except for certain conditions stipulated in the 1996 Stock Option Plan.

Under the 1996 Non-Employee Directors’ Stock Option Plan, the non-employee directors are automatically granted stock options on the third business day following the day of each annual general meeting of the Company to purchase an aggregate of 600,000 shares of common stock.  The exercise price of all options granted under the 1996 Non-Employee Directors’ Stock Option Plan shall be one hundred percent of the fair market value per share of the common shares on the date of grant.  The maximum term of options granted under the 1996 Non-Employee Directors’ Stock Option Plan is 10 years.  No stock option may be exercised during the first six months of its term except for certain conditions provided in the 1996 Non-Employee Directors’ Stock Option Plan.  The right to acquire the common shares is not assignable except under certain conditions stipulated in the 1996 Non-Employee Directors’ Stock Option Plan.

In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61.  The options shall expire on March 31, 2013 and can be exercised at any time after granting.  The exercise prices of these options were equal to the fair market value at the time of grant.  No such options have been exercised during the years ended March 31, 2008 and 2009.

In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12.  The options shall expire on March 25, 2014 and can be exercised at any time after granting.  The exercise prices of these options were equal to the fair market value at the time of grant.  No such options have been exercised during the years ended March 31, 2008 and 2009.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14.	Stock option and bonus plans (Continued)

(a)	(Continued)

In September 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.20.  The options shall expire on September 12, 2014 and can be exercised at any time after granting.  The exercise prices of these options were equal to the fair market value at the time of grant.  No such option was exercised during the years ended March 31, 2008 and 2009.

In December 2005, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $4.50. The options shall expire on December 4, 2015 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options had been exercised during the years ended March 31, 2008 and 2009.

On November 16, 2006, the Board of Directors of the Company voted to rescind the Company’s 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”). All options previously granted under the Non-Employee Directors’ Plan continue in full force and effect pursuant to their terms of grant.

During the fiscal year ended March 31, 2009, no options were granted under the 1996 stock option plan.

(b)	The stock options summary as of March 31, 2009 is as follows:

	Number of options	Weighted average exercise price

Balance, March 31, 2006, 2007, 2008 and 2009	1,104,500	$4.13

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14.	Stock option and bonus plans (Continued)

(c)	The following table summarizes the information about all stock options of the Company outstanding as at March 31, 2009:

Weighted average exercise price	Number outstanding at March 31, 2009	Weighted average remaining life (years)	Exercisable shares at March 31, 2009

$1.61	342,500	4.0	342,500
$2.50	168,000	3.0	168,000
$2.55	10,000	2.6	10,000
$3.65	196,000	2.1	196,000
$4.50	30,000	6.8	30,000
$6.12	40,000	5.0	40,000
$6.20	40,000	5.5	40,000
$7.875	30,000	1.8	30,000
$8.00	228,000	0.8	228,000
$8.125	20,000	0.8	20,000

$4.131	1,104,500	2.9	1,104,500

The intrinsic value of options outstanding and exercisable was $1,218,160, $157,550 and $nil on March 31, 2007, 2008 and 2009, respectively.  The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2007, 2008 and 2009.

New shares will be issued by the Company upon future exercise of stock options.

(d)
Effective April 1, 2006, the Company adopted SFAS No. 123(R) in accounting for its employee stock option. Under the provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date.  According to the modified prospective application method, the Company applies SFAS No. 123(R) for: (1) new awards granted after April 1, 2006 and (2) any portion of awards that were granted after April 1, 1995 and have not vested by April 1, 2006. As the Company did not have any unvested stock-based compensation as of April 1, 2006, the adoption of SFAS No. 123(R) did not have any impact on the Company’s financial statement. The weighted average fair value of options granted during the years ended March 31, 2008 and 2009 amounted to $nil and $nil, respectively.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

15.	Related party transactions

(a)	The Group paid emoluments, commissions and/or consultancy fees to its directors and former directors as follows:

Year ended
March 31,	Mr. So Hung Gun, Anthony		Ms. Pang Kit Teng, Cathy (iv)	Mr. Chung Kim Wah

2007	$741,947	(i)	$68,222	$151,095
2008	$705,901	(i)	Nil	$150,479
2009	$930,000	(i)(iii)	Nil	$162,502	(iii)

	Mr. Fok Woo Ping	Mr. George O’Leary (iv)		Mr. J. Stewart Jackson	Mr. Henry Schlueter

2007	Nil	$180,000	(v)	Nil	$14,571 (ii)
2008	Nil	Nil		Nil	$59,365 (ii)
2009	Nil	$240,000	(vi)	Nil	$109,364 (ii)

(i)	Apart from the emoluments paid by the Group as shown above, one of the properties of the Group in Hong Kong is also provided to Mr. So as part of his compensation

(ii)
The amount for the years ended March 31, 2007, 2008 and 2009 represented professional fees paid to Schlueter & Associates, P.C., and the Group’s SEC counsel in which Mr. Schlueter is one of the principals.

(iii)
The amounts for the year ended March 31, 2009 included unpaid vacation payments for Messrs. So and Mr. Chung in the amounts of $114,872 and $13,656, respectively.  The vacation payment was paid in July 2009.

(iv)	Ms. Pang Kit Teng Cathy and Mr. George O’Leary resigned from its position as directors of the Company on November 16, 2006.

(v)	This represented consultancy fees paid to Mr. O’Leary for provision of support and marketing services in the United States and his director fees since January 17, 2005.

(vi)
This represented consultancy fees paid to Mr. O’Leary for provision of support and management services in Germany, completing an asset deal to sell Korona’s assets (accounts receivable, inventories, toolings and intellectual property rights) to a third party and for  the liquidation of Korona.

(b)
As of March 31, 2008, BEL had paid deposits of approximately US$1,528,000 with regard to potential investments in a commercial residential building and a land use right in the PRC.  Subsequent to this fiscal year end, Mr. So, Chairman of Bonso decided to take up BEL’s potential investments and paid BEL the full amount of approximately US$1,528,000 in September 2008.

During the year ended March 31, 2007, BEL paid certain deposits of US$799,000 for a potential investment in a hotel.  Such potential investment was subsequently taken up by Mr.  So and the full amount was paid to BEL in July 2007.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

16.	Concentrations and Credit Risk

The Group operates principally in the PRC (including Hong Kong) and grants credit to its customers in this geographic region.  Although the PRC is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Group’s operations.

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash, accounts and notes receivable.

At March 31, 2007, 2008 and 2009, the Company had credit risk exposure of uninsured cash in banks of approximately $7,591,406, $9,653,991, and $8,043,535, respectively.

A substantial portion of revenue was generated from one customer for the years ended March 31, 2008 and 2009.

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended March 31,
	2008		2009
	US$’000%		US$’000%

Sunbeam Products, Inc	13,098	29	17,990	45
TTI Tech Co. Ltd	9,148	20	4,512	11
Global Link Corporation Ltd	8,574	19	2,242	6

The following customers had balances greater than 10% of the total accounts receivable as of March 31, 2008 and 2009:

	March 31,
	2008		2009
	US$’000%		US$’000%

Pitney Bowes Inc.	325	12	599	55
TTI Tech Co. Ltd	72	3	292	27
		15		82

At March 31, 2008 and 2009, these customers accounted for 15% and 82%, respectively, of net accounts receivable.  The accounts receivable have repayment terms of not more than twelve months.  The Group does not require collateral to support financial instruments that are subject to credit risk.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

17.	Employee retirement benefits and severance payment allowance

(a)
With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Company in Hong Kong, implemented a defined contribution plan (the “Plan”) with a major international insurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan.  Each eligible employee that chooses to participate in the Plan is required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% based on the eligible employee’s salary, depending on the number of years of the eligible employee’s service.

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government, and commenced in December 2000.  BEL joined the MPF by implementing a plan with a major international insurance company.  All permanent Hong Kong full time employees who joined BEL in or after December 2000, excluding factory workers, must join the MPF, except for those who joined the Plan before December 2000.  The eligible employee’s and employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum contribution of HK$1,000 (US$128) monthly.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations.  The Group’s total contributions to the above schemes for the years ended March 31, 2008 and 2009 amounted to $251,538 and $324,882, respectively.  The Group has no other obligation to make payments in respect of retirement benefits of the employees.

According to the New Labor Law in the PRC which was effective from January 1, 2009, a company is required to provide one month of salary for each year of service as a severance payment.  As such, the company recognized a provision of $785,438 in fiscal year ended March 31, 2009 for the severance payment for staff in the PRC.  The accrued severance payment allowance will be reviewed every year.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

18.	Earnings per share

	Year ended March 31
	2007	2008	2009
	$	$	$

Net loss applicable to common
shareholders	(1,370,943)	(8,549,913)	(7,584,414)

Weighted average shares outstanding	5,577,639	5,577,639	5,577,639

Basic and diluted earnings per share	(0.25)	(1.53)	(1.36)

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares of common stock issued and outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive shares of common stock that were outstanding during the period, including stock options.

The diluted net loss per share is the same as the basic net loss per share for the year ended March 31,2008 and 2009 as all potential ordinary shares from the exercise of stock options are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19.	Business segment information

(a)
The Group is organized based on the products it offers. Under this organizational structure, the Group’s operations can be classified into three business segments, scales, telecommunication products and other.

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

The “other” segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales and telecommunication products and (ii) sales of scrap materials.

The accounting policies of the Group’s reportable segments are the same as those described in the description of business and significant accounting policies.

Summarized financial information by business segment as of March 31, 2007, 2008 and 2009 is as follows:

	Net sales	Operating profit/(loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
	$	$	$	$	$

2009

Scales	30,352,498	150,866	8,706,359	823,564	32,764
Telecommunication products	9,475,175	(2,065,691)	6,002,985	916,115	38,774
Other	550,525	99,096	42,105

Total operating segments	40,378,198	(1,815,729)	14,751,449	1,739,679	71,538
Corporate	-	(2,333,534)	10,868,175	713,687

Group	40,378,198	(4,149,263)	25,619,624	2,453,366	71,538

Discontinued operations			3,819,401

Total Assets			29,439,025

2008

Scales	26,649,049	(3,513,366)	7,809,114	608,284	315,588
Telecommunication products	18,597,938	(2,561,417)	10,426,828	1,092,028	489,789
Other	248,634	44,754	58,799	-	-

Total operating segments	45,495,621	(6,030,029)	18,294,741	1,700,312	805,377
Corporate	-	(3,438,359)	15,749,511	781,924	1,753,343

Group	45,495,621	(9,468,388)	34,044,252	2,482,236	2,558,720

Discontinued operations			7,741,596

Total Assets			41,785,848

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19.	Business segment information (Continued)

(a)	(Continued)

	Net sales	Operating profit/(loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
2007

Scales	31,685,961	5,468,768	12,866,877	632,697	35,872
Telecommunication products	16,248,261	(1,392,106)	9,107,007	1,037,083	127,031
Other	338,160	60,869	-	-	-

Total operating segments	48,272,382	4,137,531	21,973,884	1,669,780	162,903
Corporate	-	(2,898,638)	17,868,263	851,966	130,392

Group	48,272,382	1,238,893	39,842,147	2,521,746	293,295

Discontinued operations			7,676,468

Total Assets			47,518,615

Operating profit by segment equals total operating revenues less expenses directly attributable to the generation of the segment’s operating revenues.  Operating loss of the corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group.  Identifiable assets by segment are those assets that are used in the operation of that segment.  Corporate assets consist principally of cash and cash equivalents, deferred income tax assets and other identifiable assets not related specifically to individual segments. Goodwill of $842,821, $nil and $nil arising from the purchase of Gram, is allocated to scales segment as of March 31, 2007, 2008 and 2009, respectively.

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

Total property, plant and equipment, net by geographical areas are as follows:

	2007	2008	2009
	$	$	$

Hong Kong	3,585,124	1,931,151	1,672,417
The PRC	7,048,045	3,960,526	1,701,836
United States	50,281	51,522	-

Total property, plant and equipment	7,098,326	5,943,199	3,374,253

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19.	Business segment information (Continued)

(c)
The following is a summary of net export sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Company for the years ended March 31, 2007,  2008 and 2009:

	Year ended March 31
	2007	%	2008	%	2009	%
	$		$		$

United States of America	33,048,645	68	29,585,942	65	26,923,189	67
Germany	4,742,834	10	5,361,899	12	4,782,280	12
Other EC countries	6,501,354	14	6,652,236	14	2,858,239	7
Asia and others	3,979,549	8	3,895,544	9	5,814,490	14

	48,272,382	100	45,495,621	100	40,378,198	100

(d)	The details of sales made to customers constituting 10% or more of total sales of the Company are as follows:

		Year ended March 31
	Business segment	2007	%	2008	%	2009	%
		$		$		$

Sunbeam Products, Inc. (USA)	Scales	15,387,967	32	13,097,835	29	17,990,414	45

TTI Tech Co., Ltd.	Tele-communication products	7,752,573	16	9,147,739	20	4,511,621	11

Global Link Corporation Ltd.	Tele-communication products	8,457,868	17	8,574,010	19	2,241,979	6

		31,598,408	65	30,819,584	68	24,744,014	62

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

20.	Fair value of financial instruments

Effective April 1, 2008, we adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The adoption of SFAS No. 157 did not have a material impact on our fair value measurements as the Group does not have any balance sheet components deemed financial assets or liabilities.

21.	Post balance sheet event

On March 30, 2009, Korona, the Company’s indirect subsidiary, sold all of its major assets including accounts receivable, inventories, toolings and intellectual property rights, to a third party.  Subsequent to the year end, the directors decided to liquidate Korona.  The subsidiary is now in the process of being liquidated.

22.	Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year’s presentation.

Item 19.  Exhibits

4.1	Banking Facility Letter dated April 17, 2009 between Bonso and Standard Chartered Bank

4.2	Banking Facility Letter dated March 6, 2009 between Bonso and the Hang Seng Bank Limited

11.1	Code of Ethics For Chief Executive Officer and Chief Financial Officer (1)

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an Exhibit to Form 20-F filed with the SEC on August 13, 2004

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BONSO ELECTRONICS INTERNATIONAL INC.

Date October 20, 2009	By:	/s/ Anthony So
Anthony So, Chairman of the Board, Chief Executive Officer, Treasurer and Director

Date October 20, 2009	By:	/s/ Albert So
Albert So, Chief Financial Officer and Secretary