Form 20-F
period 2010-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2010-10-15
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2010
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

Albert So, Chief Financial Officer
Tele: (852) 2605 5822    Fax: (852) 2691 1724
Email: albert@bonso.com
Unit 1915-1916, 19/F, Delta House
3 On Yiu Street, Shek Mun,
Shatin, Hong Kong
(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None.

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK, PAR VALUE $.003

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

5,577,639 shares of common stock, $0.003 par value, at March 31, 2010 (including 330,736 shares that are held in treasury)

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
Yes [X]                      No [   ]

 Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [  ]    No  [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer   [  ]              Accelerated Filer   [  ]                       Non-accelerated filer   [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued	Other [ ]
By the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 [   ]                      Item 18 [ ]

If this is an annual report, indicated by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes [   ]                      No  [X]

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements.  A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties.  These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof.  The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

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

You should rely only on the forward-looking statements that reflect management's view as of the date of this Annual Report.  We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances.  You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”).  The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures.  In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf.  Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item 3. - Key Information.

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

REFERENCES

In this Annual Report, “China” refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong.  The terms “Bonso,” “we,” “our,” “us,” “The Group” and the “Company” refer to Bonso Electronics International Inc. and, where the context so requires or suggests, our direct and indirect subsidiaries.  References to “dollars” or “US$” are to United States Dollars, “HK$” are to Hong Kong Dollars, “Euros” or “euro” are to the European Monetary Union's Currency, and “RMB” are to Chinese Renminbi.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.	Selected Financial Data.

The selected consolidated financial data as of March 31, 2009 and 2010 and for each of the three fiscal years ended March 31, 2010 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars.  The selected consolidated financial data set forth below as of March 31, 2006, 2007 and 2008, and for each of the two fiscal years in the period ended March 31, 2007 have been derived from our audited consolidated financial statements that are not included in this Annual Report.  The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5, – “Operating and Financial Review and Prospects” included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data
(in 000’s US$ except per shares and per share data)

	Year Ended March 31,
	2006	2007 (1)(2)	2008 (1)(2)	2009 (1)(2)(3)	2010 (1)(2)
	$	$	$	$	$
Net sales	64,543	48,272	45,496	40,378	28,543
Cost of sales	(51,114)	(40,304)	(43,629)	(34,707)	(23,693)
Gross margin	13,429	7,968	1,867	5,671	4,850
Selling expenses	(2,111)	(874)	(720)	(649)	(375)
Salaries and related costs	(5,681)	(3,017)	(3,541)	(3,777)	(2,539)
Research and development expenses	(847)	(983)	(883)	(792)	(580)
Administration and general expenses	(3,421)	(1,655)	(3,351)	(4,602)	(2,011)
Amortization of brand name	(200)	(200)	(200)	-	-
Impairment of goodwill	(258)	-	(843)	-	-
Impairment of brand name	-	-	(1,597	-	-
Impairment on share investment	-	-	(200	-	-
Income (loss) from operations	911	1,239	(9,468)	(4,149)	(655)
Interest income	202	309	198	126	103
Interest expenses	(504)	(122)	(448)	(209)	(69)
Foreign exchange gain (loss)	(184)	(193)	(431)	(279)	(522)
Gain on disposal of property	-	-	3,124	163	-
Other income (expenses)	190	(236)	592	706	620
Income (loss) before income taxes and minority interest	615	997	(6,433)	(3,642)	(523)
Income tax (expense) benefit	(131)	(911)	341	(208)	(9)
Net income (loss) before minority interest	484	87	(6,092)	(3,850)	(532)
Income (loss) from continuing operations	-	87	(6,092)	(3,850)	(532)
Loss from discontinued operations	-	(1,458)	(2,458)	(3,734)	(126)
Net income (loss)	484	(1,371)	(8,550)	(7,584)	(658)
Earnings per share -Basic	$0.09
-Diluted	$0.08
Earnings (loss) per share -Continuing operations		$0.01	$(1.09)	$(0.73)	$(0.10
-Discontinued operations		$(0.26)	(0.44)	(0.72)	(0.03)
-Total		$(0.25)	(1.53)	(1.45)	(0.13)
Weighted average shares	5,577,639	5,577,639	5,577,639	5,246,903	5,246,903
Diluted weighted average shares	5,937,644	5,937,644	5,577,639	5,246,903	5,246,903

(1)  The diluted net loss per share was the same as the basic net loss per share for the fiscal years ended March 31, 2007, 2008, 2009 and 2010 as all potential ordinary shares including the stock options are anti-dilutive and therefore excluded from the computation of diluted net loss per share.

(2)  The statement of operations for fiscal years ended March 31, 2007, 2008, 2009 and 2010 present continuing and discontinued operation in conjunction with the Consolidated Financial Statements.

(3)  The statement of operations for fiscal year ended March 31, 2009 was restated in conjunction with the Consolidated Financial Statements.

Balance Sheet Data
(in 000’s US$ except per shares and per share data)

	March 31,
	2006	2007 (1)	2008 (1)	2009 (1)	2010 (1)
	$	$	$	$	$
Cash and cash equivalents	8,582	8,118	9,654	8,044	8,085
Working capital of continuing operations	16,945	16,842	11,815	11,244	10,538
Total assets of continuing operations	-	-	34,044	25,620	23,489
Total assets of discontinued operations	-	-	7,742	3,819	200
Total assets	49,479	47,519	41,786	29,439	23,689
Current liabilities of continuing operations	15,657	16,394	11,990	6,993	6,789
Long-term debts and capital leases	-	59	184	52	-
Deferred income tax assets	83	87	22	-	-
Total liabilities of continuing operations	-	-	14,774	9,654	9,404
Total liabilities of discontinued operations	-	-	6,107	5,787	1,098
Common stock	17	17	17	17	17
Shareholders’ equity	33,802	31,051	20,905	13,998	13,187
Dividends declared per share	0.05	-	-	-	-

(1)  The selected financial data for balance sheets for fiscal years ended March 31, 2007, 2008, 2009 and 2010 present continuing and discontinuing operations in conjunction with the Consolidated Financial Statements.

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report.  The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar or the Chinese Renminbi.  The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won.  Under the rules, the RMB is allowed to move 0.3% on a daily basis against the U.S. Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%.  As of October 4, 2010, the RMB was valued at 6.69121 per U.S. Dollar.  On June 19, 2010, the People’s Bank of China released a statement indicating that they would "proceed further with reform of the RMB exchange rate regime and increase the RMB exchange rate flexibility.”  Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable to our common shareholders in U.S. Dollars.  In addition, the Chinese government continues to receive significant international pressure to further liberalize its currency policy and as a result may further change its currency policy.  The Chinese government in the past has expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China in July 1997.  However, there can be no assurance that the Hong Kong Dollar will remain pegged against the U.S. Dollar or the Chinese Renminbi will not be allowed to fluctuate more than 0.5% on a daily basis.  If the current exchange rate mechanism is changed, we shall face increased currency risks, which could have a material adverse effect upon the Company.

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

Our Results Have Been Affected By The Recent Global Economic Downturn and We Expect Results will Continue to be Affected.  Between 2008 and 2010, global economic conditions have experienced a significant downturn from the effects of the subprime mortgage crisis, general credit crisis, various bank and institutional failures, collateral effects on the finance and banking industries, volatile energy costs, slower economic activity, decreased consumer confidence and spending, reduced corporate profits and adverse business conditions.  These conditions make it difficult for our customers, our vendors and us to forecast and plan future business activities or expansion accurately.  They have caused and may continue to cause companies worldwide to reduce spending generally, and our customers to reduce ordering and spending on our products specifically.  If orders from our customers continue to shrink because of these macroeconomic effects, our business, financial condition and results of operations will in turn likely be materially and adversely affected.

We cannot predict the time required for full economic recovery in the electronics manufacturing industry in which we operate.  Therefore, management has focused on our strategy to improve production efficiencies, broaden our product range, and penetrate new markets.  We plan to continue to concentrate on reducing overhead costs and improving resources utilization.  These actions will increase our profitability and new products development to meet new requirements from customers.

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

Changes to PRC tax laws and heightened efforts by the China’s tax authorities to increase revenues are expected to subject us to greater taxes.  Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the Chinese government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE”, located in Shenzhen of the PRC, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, apart from those qualified as high-tech enterprises, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25% in year 2012 and afterward.  We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

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

We Could Be Adversely Affected If China Changes Its Economic Policies In The Shenzhen Special Economic Zone Where We Operate.  In August 1980, the Chinese government passed “Regulations for The Special Economy Zone of Guangdong Province” and officially designated a portion of Shenzhen as The Shenzhen Special Economy Zone.  Foreign enterprises in these areas benefit from greater economic autonomy and special tax incentives than enterprises in other parts of China.  Changes in the policies or laws governing The Shenzhen Special Economy Zone could have a material adverse effect on us.  Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China, which could have a material adverse effect on us and our operations near Shenzhen.

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

If Our Sole Factory Were Destroyed Or Significantly Damaged As A Result of Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected.  All of our products are manufactured at our manufacturing facility located in Shenzhen, China.  Fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $25.55 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings.  We do not maintain business interruption insurance.  Investors are cautioned that material damage to, or the loss of, our factory due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

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

Future Changes In The Labor Laws In China May Result In The Continued Increase In Labor Costs.  Between the fiscal years ended March 31, 2007 and 2010, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate.  According to the new minimum wage set by the local authorities in May 2010, we have the increased the minimum wage for labor from RMB 900 (or approximately $132) per month to RMB 1100 (or approximately $162) per month, starting from July 1, 2010.  We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facility without substantially increasing our non-production salaries and related costs.  This increase in minimum wage will increase our labor costs by 22% or approximately $870,000 annually.  Any future changes in the labor laws in the PRC could result in our having to pay increased labor costs.  There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

If We Were To Lose Our Existing Banking Facilities Or Those Facilities Were Substantially Decreased Or Less Favorable Terms Were Imposed Upon Us, The Company Could Be Materially And Adversely Affected.  We maintain banking facilities with a number of different banks, which are typically subject to renewal on an annual basis. Certain of our short-term bank loans (i.e., aggregating approximately $14.7 million) were renewed subsequent to our fiscal year end.

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

Risk Factors Relating to Our Business

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue.  If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted.  Traditionally, we have relied upon five customers for a significant portion of our sales during the fiscal year.  During the fiscal years ended March 31, 2008, 2009, and 2010, the same five customers accounted for approximately 82%, 83% and 84% of sales, respectively.  During the fiscal year ended March 31, 2010, 57% of our sales were to a single customer (45% during the fiscal year ended March 31, 2009).  We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue.  The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

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

Our Sales Through Retail Merchants Result In Seasonality, Susceptibility To A Downturn In The Retail Economy And Sales Variances Resulting From Retail Promotional Programs.  Many of our other customers sell to retail merchants.  Accordingly, these portions of our customer base are susceptible to a further downturn in the retail economy.  A greater number of our sales of scales and telecommunications products occur between the months of April and September for shipment in the summer in preparation of the Christmas holiday.  Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation.  However, past sales patterns may not be indicative of future performance.  A significant portion of our sales in Europe is attributable to the promotional programs of our retail industry customers.  These promotional programs result in significant orders by customers who do not carry our products on a regular basis.  We cannot assure you that promotional purchases by our retail industry customers will be repeated regularly, or at all.  Further, our promotional sales could cause our quarterly results to vary significantly.  The reduction in promotional purchases would likely have a material adverse effect upon our results of operations.

Our Customers Are Dependent On Shipping Companies For Delivery Of Our Products, And Interruptions To Shipping Could Materially And Adversely Affect Our Business And Operating Results.  Typically, we sell our products either F.O.B. Hong Kong or Yantian (Shenzhen), and our customers are responsible for the transportation of products from Hong Kong or Yantian (Shenzhen) to their final destinations.  Our customers rely on a variety of carriers for product transportation through various world ports.  A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results.  Similarly, an increase in freight surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.

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

Certain Subsidiaries Of The Company Received On-going Enquiries From The Local Tax Authorities During The Year.  If The Subsidiaries Were Finally Held Liable For Such Additional Taxation, Our Consolidated Net Income And The Value Of Your Investment Could Be Substantially Reduced.  During the fiscal years ended March 31, 2008, 2009 and 2010, certain of our subsidiaries were, and continued to be, subject to enquiries from the local tax authorities.  Upon the adoption of ASC 740 (formerly FIN 48), “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” or FIN 48, the Company recorded a provision of approximately $2,164,000 in relation to uncertain tax positions as of April 1, 2007.  The assessment is subject to final determination by the local tax authorities and may be different from what we have recorded as a provision.  As such, there can be no assurance that the enquiry will not result in imposing additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations.

Contractual Arrangements We Have Entered Into Among Us And Our Subsidiaries May Be Subject To Scrutiny By The Respective Tax Authorities And A Finding That Bonso And Its Subsidiaries Owe Additional Taxes Could Substantially Reduce Our Consolidated Net Income And The Value Of Your Investment.  We could face material and adverse tax consequences if the respective tax authorities determine that the contractual arrangements among our subsidiaries and Bonso do not represent an arm’s length price and adjust Bonso’s, or any of its subsidiaries’ income in the form of a transfer pricing adjustment.  Bonso did not consider the need to make tax provision in this respect.  However, there can be no assurance that the assessment performed by the local tax authorities will result in the same position.  A transfer pricing adjustment could, among other things, result in a reduction, for tax purposes, of expense deductions recorded by Bonso or any of its subsidiaries, which could in turn increase its tax liabilities.  In addition, the tax authorities may impose late payment fees and other penalties on our affiliated entities for underpaid taxes.  Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Increased Prices For Raw Materials May Have A Negative Impact Upon Us.  During the fiscal years ended March 31, 2007 and 2008, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials.  During the fiscal years ended March 31, 2009 and 2010, we did not experience increased prices for raw materials we used in manufacturing our products.  However, if oil prices increase in the future, it will likely result in an increase in the costs of components to us, as well as an increase in our operating expenses, which may have a material adverse effect upon our business and results of operations.

We May Face An Increased Shortage Of Factory Workers.  During the fiscal years ended March 31, 2007 and 2008, we experienced labor shortages for factory workers.  During the fiscal year ended March 31, 2009, we reduced our number of factory workers due to the decrease in demand for our products.  Further, we reduced our labor requirements by subcontracting out some production processes during the fiscal year ended March 31, 2009. During the fiscal year ended March 31, 2010, we increased the number of our factory workers compared to the fiscal year ended March 31, 2009.  There can be no assurance that we will not experience an increased need for workers in China in the future or that we can adequately staff the factory.  The inability to adequately staff our factory could have a material adverse impact on production, which could lead to delays in shipments or missed sales.  In the event that we have delayed or lost sales, we may need to deliver goods by air at our cost to ensure that our products arrive on time, which would likely result in an increase in air freight costs and vendor fines and could result in missed sales, any of which could have a material adverse effect upon our business and our results from operations.  We intend to monitor the quality of goods from outsourcing through our incoming quality control process; however, we cannot guarantee the ability of our subcontractors to deliver goods on time.

Recent changes in the PRC’s labor law could penalize Bonso if it needs to make additional workforce reductions.  In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008.  It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts.  An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty.  Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations.  Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau.  During the fiscal year ended March 31, 2010, we recognized a provision for severance payment of $658,779 in anticipation of reducing our full workforce in Shenzhen, PRC as we transit our operations to a new factory in Xinxing (2009: $785,438).  This accrued severance payment allowance is reviewed every year.  We may incur much higher costs under China’s labor laws if we are forced to downsize again and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

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

We Are Controlled By Our Management, Whose Interest May Differ From Those Of The Other Shareholders.  As of August 31, 2010, Mr. Anthony So, our founder and Chairman, beneficially owns approximately 36.4% of the shares of our common stock (including 330,736 shares that are held in treasury), including shares underlying his outstanding options, or 29.2% without including his outstanding options.  Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities.  Mr. So may be able to prevent or cause a change in control of the Company.  We also may be prevented from entering into transactions that could be beneficial to us without Mr. So’s consent.  The interest of our largest shareholder may differ from the interests of other shareholders.

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

Compliance Costs With The Securities Laws And Regulations Pursuant To The Sarbanes-Oxley Act of 2002 Will Increase Our Costs. The Sarbanes-Oxley Act of 2002 that became law in July 2002 has required changes in some of our corporate governance, securities disclosure, accounting and compliance practices.  In response to the requirements of that act, the Securities and Exchange Commission and NASDAQ have promulgated new rules on a variety of subjects.  Compliance with these rules, as well as with the Sarbanes-Oxley Act of 2002, including but not limited to compliance with Section 404 that requires management to assess the effectiveness of its internal control over financial reporting, has increased our legal, financial and accounting costs, and we expect the cost of compliance with these new rules to be permanent.  Further, the new rules may increase the expenses associated with our director and officer liability insurance.

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

Our Results Could Be Affected By Changes In Currency Exchange Rates.  Changes in currency rates involving the Hong Kong dollar or Chinese Renminbi could increase our expenses.  During the fiscal years ended March 31, 2008, 2009 and 2010, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $431,000, $279,000 and $522,000, respectively.  Generally, our revenues are collected in United States Dollars.  Our costs and expenses are paid in United States Dollars, Hong Kong Dollars, and Chinese Renminbi.  We face a variety of risks associated with changes among the relative value of these currencies.  Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations.  If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected.  In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations.  If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union.  This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world.  If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

Protection And Infringement Of Intellectual Property.  We have no patents, licenses, franchises, concessions or royalty agreements that are material to our business.  We have obtained a trademark registration in Hong Kong for the marks BONSO and MODUS in connection with certain electronic apparatus.  Unauthorized parties may attempt to copy aspects of our products or trademarks or to obtain and use information that we regard as proprietary.  Policing unauthorized use of our products is difficult.  Our means of protecting our proprietary rights may not be adequate.  In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States.  Our failure to adequately protect our proprietary rights may allow third parties to duplicate our products or develop functionally equivalent or superior technology.  In addition, our competitors may independently develop similar technology or design around our proprietary intellectual property.

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

We Generally Have No Written Agreements With Suppliers To Obtain Components, And Our Margins And Operating Results Could Suffer From Increases In Component Prices.  We are typically responsible for purchasing components used in manufacturing products for our customers.  We generally do not have written agreements with our suppliers of components.  This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from the orders of our customers.  Prices of components may increase in the future for a variety of reasons.  Accordingly, additional increases in component prices could materially and adversely affect our gross margins and results from operations.

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

We Have Not Paid Dividends Since 2007 And May Not Pay Dividends In The Future.  We have not paid dividends on our Common Stock since 2007, and we may not be able to declare dividends, or the board of directors may decide not to declare dividends in the future.  We will determine the amounts of any dividends when and if they are declared, in the future at the time of declaration.

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

Effective as of May 1, 2001 we acquired 100% of the equity of Korona Haushaltswaren GmbH & Co. KG, limited liability partnership registered in Germany (“Korona”).  Korona markets consumer scale products throughout Europe to retail merchandisers and distributors.  These products feature contemporary designs using the latest materials and attractive packaging.  Effective March 31, 2009, we sold assets of Korona to Beurer GmbH, including inventories, accounts receivable, toolings and intellectual property rights.  We are in the process of liquidating Korona.

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

Our principal capital expenditures on property, plant and equipment over the last two years are set forth below:

	2008	2009	2010
Property plant & equipment and land use rights	$2,558,720	$71,538	$490,537

Our capital expenditures include the purchase of machinery used in the production of certain of our products.

All of the foregoing capital expenditures were financed principally from internally generated funds.

In November, 2006, Bonso entered into a land purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire a piece of land of 133,500 square meters for future expansion of the Company’s operations in XinXing.  This new piece of land of 133,500 square meters is more than triple the size of the land upon which the Company's existing facilities are located in Shenzhen, China.  The land transfer was completed in 2009.  The first phase of construction of the new manufacturing facilities has commenced and the construction is expected to finish in 2012.

Business Overview

Bonso Electronics International Inc. designs, develops, produces and sells electronic sensor-based and wireless products for private label Original Equipment Manufacturers (individually “OEM” or, collectively, “OEM's”), Original Brand Manufacturers (individually “OBM” or, collectively, “OBM's”) and Original Design Manufacturers (individually “ODM” or, collectively, “ODM's”).

Since 1989, we have manufactured all of our products in China in order to take advantage of the lower overhead costs and competitive labor rates.  Our factory is currently located in Shenzhen, China, about 50 miles from Hong Kong.  The convenient location permits us to easily manage manufacturing operations from Hong Kong and facilitates transportation of our products out of China through the ports of Hong Kong and Yantian (Shenzhen).

Products

Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.  These products accounted for 58% of revenue for the fiscal year ended March 31, 2008, 75% for 2009 and 88% for 2010.  We believe that our industrial scales will continue to be a larger portion of our scales revenue as we are able to secure orders from our major customers.

Our wireless telecommunications products include two-way radios and cordless telephones that are used in consumer and commercial applications.  These products accounted for 41% of revenue for the fiscal year ended March 31, 2008, 24% for 2009 and 11% for 2010.  The decrease in sales of telecommunications products was caused by the continuation of the Company’s decision to give up orders of telecommunications products with low profit margins.  We believe that revenue from our telecommunications products will remain stable.

We also receive revenue from certain customers for the development and manufacture of tooling and molding for scales and telecommunication products.  Generally, these tools and moulds are used by us for the manufacture of products.  We also generate some sales of scrap materials.  These revenues accounted for approximately 1% of net sales for the fiscal years ended March 31, 2008, 2009 and 2010.

The following table sets forth the percentage of net sales for each of the product lines mentioned above, for the fiscal years ended March 31, 2008, 2009, and 2010:

	Year ended March 31,
Product Line	2008	2009	2010
Scales	58%	75%	88%
Telecommunication Products	41%	24%	11%
Others	1%	1%	1%
Total	100%	100%	100%

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

Increasing Production Capacity.  In November 2006, Bonso entered into a land purchase agreement to acquire 133,500 square meters of land for future expansion in XinXing, China.  The construction of the new manufacturing facility began during the fiscal year ended March 31, 2010 and is expected to be completed by 2012.  We intend to carefully monitor our capacity needs and to expand capacity as necessary.

Customers and Marketing

We sell our products primarily in the United States and Europe.  Customers for our products are primarily OEM's, OBM's and ODM's, which market the products under their own brand names.  We continue to market our products to OEM’s, OBM’s and ODM’s at trade shows, via e-mail and facsimile.

Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 2008, 2009 and 2010.

Year ended March 31:
	2008		2009		2010

	$	%	$	%	$	%

United States of America	29,585,942	65	26,923,189	67	19,798,918	69
Germany	5,361,899	12	4,782,280	12	3,922,771	14
Other European Countries	6,652,236	14	2,858,239	7	685,229	3
Asia and Others	3,895,544	9	5,814,490	14	4,136,354	14
Total	45,495,621	100	40,378,198	100	28,543,272	100

We maintain a marketing and sales team of 9 people.  Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customer’s specific needs.  We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives, and through the use of direct mail catalogues and product literature.  During the fiscal years ended March 31, 2008, 2009 and 2010 we recorded total commission payments of $92,602, $91,592 and $41,768, respectively.  In addition, our marketing teams contact existing and potential customers by telephone, mail and facsimile and in person.

Our major electronics sensor customer and its percent of sales for the prior three fiscal years are below:

Percent of Sales – Year ended March 31:

Electronics Sensor Customers	2008	2009	2010
Sunbeam Products, Inc.	29%	45%	57%
Gottl Kern + Sohn GMBH	8%	10%	9%
Pitney Bowes Inc.	6%	12%	8%

A list of our major telecommunications customers for each of the prior three fiscal years follows:
Percent of Sales – Year ended March 31:
Telecommunications Customer	2008	2009	2010
TTI Tech Co., Ltd.	20%	11%	7%
Global Link Corporation Ltd.	19%	5%	3%

Component Parts and Suppliers

We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components.  We purchase components for our products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and China.

During the fiscal years ended March 31, 2007 and 2008, the costs of component parts increased was due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials.  Further, we believe that costs of component parts increased during this time period was due to an increase in worldwide demand for electronic components such as those used in the production of our products.  During the fiscal year ended March 31, 2009 and 2010, there were not significant changes to the price of oil, steel or other raw materials.  We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier and allowing for longer delivery lead times.  Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.

Quality Control

We have received ISO 9001:  2000 certification from Det Norske Veritas Certification B.V., the Netherlands.  The ISO 9001:  2000 certification was awarded to our subsidiary, Bonso Electronics Limited and to Bonso Electronics Limited’s subsidiary Bonso Electronics (Shenzhen) Company Limited.  Further, we have received TL 9000 certification for our telecommunications products.  We have also received certification according to the Environmental Management Standards of ISO 14001:2004, the Occupational Health and Safety Management Standard of OHSAS 18001, and management system for medical devices of ISO13485:2003.

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

ISO 13485 certification ensures that we have implemented and maintained a quality system for the design and manufacture of medical devices, and allows us to develop and manufacture safe and effective medical devices.

The European Union has enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive (“RoHS”).  RoHS prohibits the use of certain substances, including lead, in certain products.  We believe that we are in compliance with RoHS and have a supply of compliant components from suppliers.

The Company provides to certain customers an additional one to two percent of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facility.  In addition, certain products sold by the Company are subject to a limited product quality warranty.  The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated.  The standard limited warranty period is one to three years.  Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale to three years and estimated based on past history.  All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified.  Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results.  In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

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

Product Research and Development/Competition

The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEM's, OBM's and ODM's.  We believe our engineering and product development capabilities are important to the future success of our business.  As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications.  Some of our product design, research, and development activities are customer funded and are under agreements with specific customers for specific products.  We have successfully lowered the costs for our research and development team by moving most research and development activities to our facilities in China.  We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong.  At March 31, 2010, we employed 27 individuals in Hong Kong and China for our engineering staff, which are at various time engaged in research and development.  The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of, and in accordance with, the specifications provided by the ODM's and OEM's.  We anticipate hiring additional research and development personnel to meet the increased demand for scale products.

The manufacture and sale of electronic sensor-based and wireless products is highly competitive.  Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity.  Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement.  There can be no assurance that we will enjoy the same degree of success in these efforts in the future.  Research and development expenses aggregated $883,304 during the fiscal year ended March 31, 2008, $792,071 during the fiscal year ended March 31, 2009 and $579,700 during fiscal year ended March 31, 2010.

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

Government Regulation

We are subject to comprehensive and changing foreign, federal, provincial, state and local environmental requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous waste and the remediation of contamination associated with releases of hazardous substances.  We believe that we are in compliance with current environmental requirements.  Nevertheless, we use hazardous substances in our operations and, as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties we may be held liable and may be required to pay the cost of remediation.  The amount of any resulting liability could be material.

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

Organizational Structure

We have two wholly-owned Hong Kong subsidiaries, Bonso Electronics Limited (“BEL”) and Bonso Advanced Technology Limited (“BATL”).  BEL was organized under the laws of Hong Kong and is responsible for the design, development, manufacture and sale of our products.  BATL was organized under the laws of Hong Kong and has been used to acquire and hold certain property investments in China.

BEL has one active Hong Kong subsidiary, Bonso Investment Limited (“BIL”).  BIL was organized under the laws of Hong Kong and has been used to acquire and hold our property investments in Hong Kong and China.

BEL also has one active PRC subsidiary, Bonso Electronics (Shenzhen) Company Limited, which is organized under the laws of the PRC and is used to manufacture all of our products.

BATL has one active PRC subsidiary, Bonso Advanced Technology (Xinxing) Limited, which is organized under the laws of the PRC and is used to acquire and hold our new manufacturing facility that is being constructed in XinXing, China.

We also have another wholly-owned British Virgin Islands subsidiary, Modus Enterprise International Inc.

As of March 31, 2009, Modus Enterprise International Inc. owned 100% of Korona.  Korona was engaged in marketing, distributing and retailing consumer bathroom and kitchen scale products throughout Europe.  Effective March 31, 2009, we sold certain assets of Korona to Beurer GmbH, and we are in the process of dissolving Korona.

Effective November 1, 2008, we sold our 51% of the equity in Gram Precision to Mohan Thadani, the founder of Gram Precision.  Gram Precision was primarily engaged in the distribution and marketing of pocket and industrial scales in the United States, Canada and Europe.

In April 2007, we set up a wholly-owned subsidiary, Bonso USA.  We are in the process of dissolving Bonso USA.

Property, Plant and Equipment

British Virgin Islands

Our corporate administrative offices are located at Cragmuir Chambers, Road Town, Tortola, British Virgin Islands and corporate administrative matters are conducted through our registered agent, HWR Services Limited located at P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Hong Kong

We lease approximately 2,045 square feet of office space located at Unit 1915-1916, 19/F, Delta House, 3 On Yiu Street, Shek Mun, Shatin, Hong Kong as our principal executive office.  The monthly lease payment is $3,933 and the lease expires on January 28, 2011.  We do not intend to renew the lease after it expires in January 2011.

We own a residential property in Hong Kong, which is located at Savanna Garden, House No. 27, Tai Po, New Territories, Hong Kong.  House No. 27 consists of approximately 2,475 square feet plus a 177 square foot terrace and a 2,308 square foot garden area.  The use of House No. 27 is provided as quarters to Mr. Anthony So, the Chairman and Chief Executive Officer of the Company.

China

Our existing factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China.  This factory consists of four factory buildings, which contain approximately 276,000 square feet, two workers’ dormitories, containing approximately 103,000 square feet, a canteen and recreation center of approximately 26,000 square feet, an office building, consisting of approximately 26,000 square feet, and two staff quarters for our supervisory employees, consisting of approximately 34,000 square feet, for a total of approximately 465,000 square feet.  All of the facilities noted above are wholly-owned, except for two factory buildings with approximately 90,000 square feet.

We also own one residential property in Shenzhen, which is located at Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China.  It consists of approximately 1,591 square feet and is utilized by directors when they require accommodations in China.

We also own two office units in Beijing, namely Units 12 and 13 on the 3rd floor, Block A of Sunshine Plaza in Beijing, China.  Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet.  One Unit is rented to an unaffiliated third party for an aggregate monthly rental of RMB 14,150, or approximately $2,080, while the other unit is rented to another unaffiliated third party for an aggregate monthly rental of RMB 8,300, or approximately $1,220.

In November, 2006, Bonso entered into a land use right purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire a piece of land of 133,500 square meters for future expansion of the Company’s operations in XinXing.  The land transfer was completed in 2009.  During the fiscal year ended March 31, 2010, the first phase of construction of the new manufacturing facilities commenced and the construction is expected to be completed in 2012.

Adequacy of Facilities

We believe the manufacturing complex will be adequate for our reasonably foreseeable needs.

Item 4A.  Unresolved Staff Comments

Not Applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 3 – “Key Information – Selected Financial Data” and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

During the fiscal year ended March 31, 2010, the Company experienced decreased revenues.  Our sales dropped due to the Company’s decision to reduce orders for telecommunication products with low profit margin.  Sales for electronic scales dropped also due to lower demand for consumer products because of poor economic conditions.

We derive our revenues principally from the sale of sensor-based manufactured in China, which represent 88% of total sales for the fiscal year ended March 31, 2010.  As mentioned in Item 3, – “Key Information – Risk Factors,” we are dependent upon a limited number of major customers for a significant portion of our revenues.  Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers.  Further, the pricing of our scales and telecommunication products are becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed approximately 83% of our revenue during the fiscal year ended March 31, 2010.

During the fiscal year ended March 31, 2008, net sales for continuing operations were approximately $45,496,000, and net loss was approximately $8,550,000.  During the fiscal year ended March 31, 2009, net sales for continuing operations were approximately $40,378,000, and net loss was approximately $7,584,000.  During the fiscal year ended March 31, 2010, net sales for continuing operations were approximately $28,543,000, and net loss was approximately $658,000.

Costs are increasing in China, and our labor costs represented approximately 16.5% of our total production costs in the fiscal year ended March 31, 2010, compared to 14.4% in the fiscal year ended March 31, 2009.  There was no change in the minimum wage set by the PRC government during the fiscal year ended March 31, 2010, as compared to fiscal year ended March 31, 2009.  According to the new minimum wage set by the local authorities in May 2010, we have the increased the minimum wage for labor from RMB 900 (or approximately $132) per month to RMB 1100 (or approximately $162) per month, starting from July 1, 2010.  We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facility without substantially increasing our non-production salaries and related costs.  This increase in minimum wage will increase our labor costs by 22% or approximately $870,000 annually.  There can be no assurance that labor costs will not further increase or that any additional increase in labor costs will not have a material adverse effect upon our results of operations.

We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future.  Prices of raw materials did not vary significantly during the fiscal year ended March 31, 2010.  Prices of raw materials decreased during the fiscal year ended March 31, 2009 due to decreases in oil prices.  Prices of raw materials increased significantly during the fiscal year ended March 31, 2008 as a result of the increase in oil prices.  There can be no assurance that raw material costs will not fluctuate or that any additional increase in raw material costs will not have a material adverse effect upon our results of operations.

Operating Results

The following table sets forth selected income data as a percentage of net sales for the periods indicated:

	Fiscal Yer Ended March 31,
Statement of Operations Data	2008	2009	2010
	%	%	%

Net sales	100.0	100.0	100.0
Cost of sales	(95.9)	(86.0)	(83.0)
Gross margin	4.1	14.0	17.0
Selling expenses	(1.6)	(1.6)	(1.3)
Salaries and related costs	(7.8)	(9.4)	(9.0)
Research and development expenses	(1.9)	(2.0)	(2.0)
Administration and general expenses	(7.4)	(11.4)	(7.0)
Amortization of brand name	(0.4)	-	-
Impairment of goodwill	(1.9)	-	-
Impairment of brand name	(3.5)	-	-
Impairment of share investment	(0.4)	-	-
Loss from operations	(20.8)	(10.4)	(2.3)
Interest income	0.4	0.3	0.4
Interest expenses	(1.0)	(0.5)	(0.3)
Foreign exchange loss	(0.9)	(0.6)	(1.8)
Gain on disposal of property	6.9	0.4	-
Other income	1.3	1.8	2.1
Loss before income taxes	(14.1)	(9.0)	(1.9)
Income tax expenses	(0.7)	(0.5)	(0.0)
Loss from continuing operations	(13.4)	(9.5)	(1.9)
Loss from discontinued operations	(5.4)	(9.3)	(0.4)
Net loss	(18.8)	(18.8)	(2.3)

Fiscal year ended March 31, 2010 compared to fiscal year ended March 31, 2009

Net Sales.  Our sales decreased approximately $11,835,000 or 29.3% from approximately $40,378,000 for the fiscal year ended March 31, 2009, to approximately $28,543,000 for the fiscal year ended March 31, 2010.  The decrease in sales was primarily the result of decreased demand for our telecommunication products and consumer electronics scales products.  Sales of our scales and others business decreased 17.4% from approximately $30,903,000 for the fiscal year ended March 31, 2009 to approximately $25,522,000 for the fiscal year ended March 31, 2010, and sales for telecommunications products decreased 68.1% from approximately $9,475,000 for the fiscal year ended March 31, 2009 to approximately $3,022,000 for the fiscal year ended March 31, 2010.  The decrease in sales for scales and other business was the result of reduced demand for consumer electronics scale products due to the worldwide economic downturn since the end of calendar year 2008.  The decrease in sales for telecommunications products was caused by the continuation of the Company’s decision to give up orders of telecommunications products with low profit margins.

Gross Margin.  Gross margin as a percentage of revenue increased to approximately 17.0% during the fiscal year ended March 31, 2010, as compared to approximately 14.0% during the fiscal year ended March 31, 2009.  The higher gross margin was the result of the Company’s decision to reduce products with low profit margins from its telecommunication products, and reduced costs of raw materials both as a result of the Company’s efforts to purchase materials more cost effectively and the effort to redesign existing products with less material consumption.  As a result of these factors, our gross profit margin increased by 3.0% when compared to the prior fiscal year.

Selling Expenses.  Selling expenses decreased by approximately $274,000 from approximately $649,000 for the fiscal year ended March 31, 2009 to approximately $375,000 for the fiscal year ended March 31, 2010.  Local freight costs and related selling expenses decreased during the year due to fewer shipments made as a result of decreased sales for the fiscal year ended March 31, 2010.  As a result, selling expenses decreased by 42.2% when compared to the prior fiscal year.

Salaries And Related Costs.  Salaries and related costs decreased by approximately $1,238,000, or 32.8%, from approximately $3,777,000 for the fiscal year ended March 31, 2009 to approximately $2,539,000 for the fiscal year ended March 31, 2010.  The reduction in salaries and related costs was primarily the result of streamlined managerial and operational personnel, to match with the reduction in sales for the fiscal year ended March 31, 2010.

Research And Development.  Research and development expenses decreased approximately $212,000, or 26.8%, from approximately $792,000 for the fiscal year ended March 31, 2009 to approximately $580,000 for the fiscal year ended March 31, 2010.  The decrease in research and development was primarily the result of a reduction in the number of total engineers employed.  Research and Development as a percentage of revenue remained at 2.0% during the fiscal year ended March 31, 2010, and the fiscal year ended March 31, 2009.

Administration And General Expenses.  Administration and general expenses decreased by approximately $2,591,000, or 56.3%, from approximately $4,602,000 for the fiscal year ended March 31, 2009 to approximately $2,011,000 for the fiscal year ended March 31, 2010.  During the fiscal year ended March 31, 2009, the Company recognized an one-off bad debt provision of approximately $1,700,000 relating to the disposition of the Company’s Canadian subsidiary in November 1, 2008.  The Company’s effort to reduce expenses during lower sales for the fiscal year ended March 31, 2010, together with the non existence of any one-off bad debt provision like the $1,700,000 made in fiscal year 2009, resulted in the lower administration and general expenses for the fiscal year ended March 31, 2010.

Loss From Operations.  As a result of the factors described above, loss from operations decreased by 84.2% from a loss of approximately $4,149,000 for the fiscal year ended March 31, 2009 to a loss of approximately $655,000 for the fiscal year ended March 31, 2010.

Interest Income.  Interest income decreased by $24,000, or 18.9%, from approximately $127,000 for the fiscal year ended March 31, 2009 to approximately $103,000 for the fiscal year ended March 31, 2010.  The decreases were primarily the result of fewer deposits in higher yield accounts and a decrease in interest rates for interest bearing accounts during the fiscal year ended March 31, 2010.

Interest Expenses.  Interest expenses decreased approximately $140,000, or 67.0%, from approximately $209,000 for the fiscal year ended March 31, 2009 to approximately $69,000 for the fiscal year ended March 31, 2010.  This decrease was primarily the result of a decrease in interest rates during the fiscal year ended March 31, 2009 and decreased utilization of the Company’s banking facilities.

Foreign Exchange Losses. Foreign exchange loss increased approximately $243,000, or 87.1%, from approximately $279,000 for the fiscal year ended March 31, 2009 to approximately $522,000 for the fiscal year ended March 31, 2010.  This increase was primarily the result of the change in the rate of appreciation of Chinese Renminbi against the United States Dollar during the fiscal year ended March 31, 2010, as compared to that during the fiscal year ended March 31, 2009.

Other Income.  Other income decreased approximately $87,000, or 12.3%, from approximately $707,000 for the fiscal year ended March 31, 2009, to approximately $620,000 for the fiscal year ended March 31, 2010.  In the fiscal year ended March 31, 2009, the sale of a warehouse in Hong Kong resulted in a gain of $136,016, but there were no disposal of properties which could result in a gain in the fiscal year ended March 31, 2010.

Income Tax Expense.  Income tax expense decreased approximately $199,000 from $208,000 during the fiscal year ended March 31, 2009 to $9,000 during the fiscal year ended March 31, 2010.  For the fiscal year ended March 31, 2009, the Company wrote off deferred income tax assets of $191,618 because of operation loss for the year.  Whereas, for the fiscal year ended March 31, 2010, the Company recognized an increase in deferred tax liability of $5,000.

Gain on Disposal of Subsidiary under Loss from Discontinued Operations. Effective November 1, 2008, the Company disposed of its Canadian subsidiary, Gram Precision, since this reporting unit experienced operating losses in the fiscal years ended March 31, 2007 and 2008, and for the first seven month period ended October 31, 2008.  The Company recognized a gain of approximately $363,000 from the disposition because the Company was relieved of Gram’s liabilities during the fiscal year ended March 31, 2009.  There was no disposal of subsidiaries and gain or loss thereof for the fiscal year ended March 31, 2010.

Net Loss.  As a result of the factors described above, net loss decreased from a loss of approximately $7,584,000 for the fiscal year ended March 31, 2009 to a loss of approximately $658,000 for the fiscal year ended March 31, 2010, a decrease of approximately $6,926,000, or 91.3%.

Foreign Currency Translation Adjustments.  Foreign currency translation adjustments, net of tax decreased from a gain of $811,000 for the fiscal year ended March 31, 2009 to a loss of approximately $153,000 for the fiscal year ended March 31, 2009, an decrease of approximately $964,000, or 118.9%.  The decreased foreign currency translation adjustment, net of tax, was primarily the result of fluctuation of the Chinese Renminbi against the United States Dollar.

Comprehensive Loss.  As a result of the factors described above, comprehensive loss decreased from a loss of approximately $6,773,000 for the fiscal year ended March 31, 2009, to a loss of approximately $810,000 for the fiscal year ended March 31, 2010, a decrease of approximately $5,963,000, or 88.0%.

Fiscal year ended March 31, 2009 compared to fiscal year ended March 31, 2008

Net Sales.  Our sales decreased approximately $5,118,000 or 11.2% from approximately $45,496,000 for the year ended March 31, 2008, to approximately $40,378,000 for the year ended March 31, 2009.  The decrease in sales was primarily the result of decreased sales orders for telecommunication products.  Sales of our scales and others business increased 14.9% from approximately $26,898,000 for the year ended March 31, 2008 to approximately $30,903,000 for the year ended March 31, 2009, and sales for telecommunications products decreased 49.1% from approximately $18,598,000 for the year ended March 31, 2008 to approximately $9,475,000 for the year ended March 31, 2009.  The increase in sales for scales and other business was the result of increased customer demands for scale products.  The decrease in sales for telecommunications products was caused by the Company’s decision to give up orders of telecommunications products with low profit margins.

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

Gain on Disposal of Subsidiary under Loss from Discontinued Operations. Effective November 1, 2008, the Company disposed of its Canadian subsidiary, Gram Precision, since this reporting unit experienced operating losses in the fiscal years ended March 31, 2007 and 2008, and for the first seven month period ended October 31, 2008.  The Company recognized a gain of approximately $363,000 from the disposition because the company was relieved of Gram’s liabilities.

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

Impact of Inflation

We believe that inflation did not have a material impact on our business during the fiscal year ended March 31, 2010 and we expect that inflation will not have a material impact upon our business during the fiscal year ended March 31, 2011.  We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production cost in order to keep pace with inflation.  During the fiscal years ended March 31, 2006, 2007 and 2008, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials.  Oil prices have been volatile in recent years.  If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations.  Further, the increase in labor costs and operating costs in the PRC had a material impact on our profitability.

Taxation

The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC, Germany, the United States and Canada.  The current rate of taxation of the subsidiary operating in Hong Kong is 16.5%.  Korona is registered as a partnership in Germany which is subject to a statutory tax rate of 14.17%.  The Group is not subject to income taxes in the British Virgin Islands.  The statutory tax rate in Canada and the United States was 36% and 34%, respectively, for the three years ended March 31, 2010.

Most of our subsidiaries’ profits accrue in Hong Kong and the PRC, where the applicable tax rates are 16.5% and 20%, respectively, in 2009.  The tax rates for our subsidiary in PRC will be 22% in 2010, 24% in 2011, and 25% in 2012 and beyond.  There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited.  Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Hong Kong or China.

On March 16, 2007, the Chinese government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE”, located in Shenzhen of the PRC, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, apart from those qualified as high-tech enterprises, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25% in year 2012 and afterward.

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

During the fiscal years ended March 31, 2008, 2009, 2010, certain of our subsidiaries were and continue to be subject to enquiries from the local tax authorities.  Upon the adoption of ASC 740 (formerly FIN 48), “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” the Company recorded a provision of approximately $2,164,000 in relation to uncertain tax positions as of April 1, 2007.  The assessment is subject to final determination by the local tax authorities and may be different from what we have recorded as a provision.  As such, there can be no assurance that the enquiry will not result in imposing additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations.

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

Foreign Currency Exchange Rates

We sell most of our products to international customers.  Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia.  Other markets are other European countries (such as the United Kingdom), Australia and Africa.  Sales to international customers are made directly by us to our customers.  We sell all of our products in United States Dollars and pay for our material components principally in United States Dollars and Hong Kong Dollars.  A very small portion of the components used are paid for in Japanese Yen.  Most factory expenses incurred are paid in Chinese Renminbi.  Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk previously arose from potential fluctuations in the Chinese Renminbi and the devaluation in United States Dollars.  For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year.  During the fiscal year ended March 31, 2010, we experienced a foreign currency loss of $521,832.  We do not currently engage in hedging transactions; however, we may undertake hedging activities in the future.

A summary of our debts from our banking facilities utilized as at March 31, 2010 which was subjected to foreign currency risk is as follows:

March 31, 2010
$

Hong Kong dollars	2,163,112

The amount above is due within one year.

Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar.  However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar.  China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange.  China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996.  These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won.  Under the rules, the RMB is allowed to move 0.3% on a daily basis against the United States Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%. As of October 4, 2010, the RMB was valued at 6.69121 per US Dollar.  On June 19, 2010, the People’s Bank of China released a statement indicating that they would "proceed further with reform of the RMB exchange rate regime and increase the RMB exchange rate flexibility.”  There can be no assurance that these currencies will remain stable or will fluctuate to our benefit.

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

Operating activities generated $3,486,229 of net cash for the fiscal year ended March 31, 2010, compared to $1,816,957 of net cash used during the fiscal year ended March 31, 2009.  This decrease in the amount of cash used by operating activities was primarily attributable to our reduction in inventory in accordance with the lower sales amount for the fiscal year ended March 31, 2010, and the recovered accounts receivable for our discontinued operations during the fiscal year ended March 31, 2010.

As of March 31, 2010, we had $8,085,405 in cash and cash equivalents, as compared to $8,043,535 in cash and cash equivalents as of March 31, 2009.  Working capital at March 31, 2010 was $9,640,161, as compared to $9,271,089 at March 31, 2009.  We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases.  We believe our working capital is sufficient for our present requirements.

As of March 31, 2010, we had net $1,323,655 in trade receivables, as compared to $1,084,756 as of March 31, 2009.  The increase of $238,899 was primarily attributable to more sales close to the end of the fiscal year, compared to that of March 31, 2009.

As of March 31, 2010, we had $4,989,958 in inventories, as compared to $6,284,293 as of March 31, 2009.  The decrease of $1,294,335 was primarily attributable to reduction of inventory in light of the lower sales amount in the fiscal year ended March 31, 2010.

As of March 31, 2010, we had a total of $4,727,719 in notes payable and accounts payable, as compared to $4,465,289 as of March 31, 2009.  The increase of $262,430 was primarily attributable to the increased notes payable due to increased utilization of banking facilities in light of low interest rate.

As of March 31, 2010 we had in place general banking facilities with three financial institutions with amounts available aggregating $14,707,693.  Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans and long-term loans.  As of March 31, 2010, we had utilized $2,163,112 from these general banking facilities.  Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association.  The bank credit facilities are collateralized by certain of our bank guarantees.  Our bank credit facilities are due for renewal annually.  We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year.  During the fiscal years ended March 31, 2010 and 2009, we paid a total of $67,096 and $199,493, respectively, in interest on indebtedness for continuing operations.

Our current ratio increased from 1.73 as of March 31, 2009 to 2.22 as of March 31, 2010.  Our quick ratio increased from 1.23 as of March 31, 2009 to 1.59 as of March 31, 2010.

 Due to the new minimum wage set by the local authorities in May 2010, we have the increased the minimum wage for labor from RMB 900 (or approximately $132) per month to RMB 1100 (or approximately $162) per month, starting from July 1, 2010.  We believe that this increase in minimum wage will increase our labor costs by 22% or approximately $870,000 annually.

 We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for at least the next 12 to 24 months.  However, a decrease in the demand for our products or increase in our costs of goods sold or expenses may affect our internally generated funds, and we would further look to our banking facilities to meet our working capital demands.

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2010:

		Payments due by Period
	Total	Within 1 year	Within 1 to 3 years	Within 3 to 5 years	More than 5 years
Notes payable and bank overdrafts (1)	$2,163,112	$2,163,112	$0	$0	$0
Operating leases	$157,511	$157,511	$0	$0	$0
Capital leases	$51,971	$51,971	$0	$0	$0
Construction in Xinxing	$1,632,990	$1,632,990	$0	$0	$0
Interest on capital leases	$206	$206	$0	$0	$0
Income tax liabilities (2)	$2,602,023	$6,888	$2,595,135	$0	$0
Total	$6,607,813	$4,012,678	$2,595,135	$0	$0

(1)  Represents amounts due within one year under our banking facilities agreement.
(2)  Effective April 1, 2007, the Company adopted ASC 740.  As a result of the adoption of ASC 740, the Company recognized a $1,169,777 increase in the liability for unrecognized tax benefits and penalties of $994,310, which were accounted for as a reduction to the April 1, 2007 balance of retained earnings.  The Company assessed the tax position during fiscal year ended March 31, 2010, and concluded that the same tax liability were carried forward.

For a discussion of interest rates on our notes payable and short-term loans, see “Item 11.  Qualitative and Quantitative Disclosures About Market Risk” below.

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

Revenue recognition

No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, delivery has occurred and collectability of the sales price is reasonably assured.  Revenue is recognized when title and risk of loss transfers to the customer, which is generally when the product is shipped to the customer from our facilities.  Shipping costs billed to our customers are included within revenue.  Associated costs are classified in cost of sales.

The Company provides to certain customers an additional one to two percent of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facilities.  In addition, certain products sold by the Company are subject to a limited product quality warranty.  The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated.  The standard limited warranty period is one to three years.  Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale to three years and estimated based on past history.  All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified.  Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

Due to similar contractual terms, the Company’s revenue recognition policies do not differ among its significant product lines (i.e. sensor based scales versus wireless products) and among various marketing venues used by the Company (i.e. distributors and direct sales force), and do not vary in different parts of the world.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset.  If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis.  During the fiscal year ended March 31, 2008, the Group made a provision for impairment of $200,000 (2009: $0; 2010: $0) on its investment in a private company due to continuous losses and net liability positions.

Goodwill is subject to an annual impairment review.  The evaluation of goodwill for impairment involves two steps:  (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.  The Company measures fair value based upon a discounted future cash flow analysis.  No provision was made by the Group on impairment of goodwill for the year ended March 31, 2010 and 2009.  During the fiscal year ended March 31, 2008 the Company made a full provision of the goodwill ($842,821) because of Gram Precision’s failure to meet business objectives and achieve profitability during the fiscal year ended March 31, 2008.

Brand Name

Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight-line method over the related estimated useful life of 15 years.  Where an indication of impairment exists, the carrying amount of the brand name is assessed and written down to its recoverable amount.

Expected useful lives are reviewed at each balance sheet date and, where these differ significantly from previous estimates, amortization periods are changed accordingly.  Where an indication of impairment exists, such as the downturn of economic inflow from the brand name, changes in business plan and so on, the carrying amounts of brand name is assessed and written down to their recoverable amounts.  The measurement of the fair value of brand name is subject to management’s assumptions regarding future estimated cash flows, discount rates, etc.  Changes in these assumptions could significantly affect the recording of an impairment charge related to this asset.  Based on the assessment for the year ended March 31, 2008, a provision of $1,597,392 was made by the Group for impairment of brand name because of Korona’s failure to meet business objectives and achieve profitability during the fiscal year ended March 31, 2008 (2009:  $0, 2010:  $0).

Trade Receivables

Provision is made against trade receivables to the extent that collection is considered to be doubtful.  This provision is primarily determined from our monthly aging analysis.  It also requires judgment regarding the collectability of certain receivables as certain receivables may be identified as collectible that are subsequently uncollectible and which could result in a subsequent write-off of the related receivable to the statement of operations.  Any change in the collectability of accounts receivable that were not previously provided for could significantly change the calculation of such provision and the results of our operations.

Income Taxes, Deferred Income Taxes

On April 1, 2007, the Company adopted FIN 48, now codified with ASC 740. ASC 740 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of ASC 740.  The Company’s accounting policy is to treat interest and penalties as a component of income taxes.

Amounts in the consolidated financial statements related to income taxes are calculated using the principles of ASC 740.  ASC 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Future tax benefits, such as net operating loss carry forwards, are recognized as deferred tax assets.  Recognized deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

Trend Information

Although we are optimistic about our future in the manufacture and sale of telecommunications and scale products, we are dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations.  As of March 31, 2010, our backlog of manufacturing orders was $7,379,961, as compared to $7,152,691 as of March 31, 2009.  We expect that in the fiscal year ending March 31, 2011, the trend of sales from scales will be more or less the same as the year ended March 31, 2010, while the sales of telecommunication products will continue to decrease.

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

Recent Accounting Pronouncements

The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

 In April 2009, the FASB issued FASB ASC 820.  FASB ASC 820 clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value.  FASB ASC 820 identifies factors to be considered when determining whether or not a market is inactive.  FASB ASC 820 would be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after June 15, 2009 and shall be applied prospectively. The adoption of FASB ASC 820 had no material effect on the Company’s financial statements.

In May 2009, the FASB issued FSP SFAS 165 “Subsequent Events”. The objective of this statement is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165, which is now codified as FASB ASC 855 “Subsequent Events”, is effective for the interim and annual periods ending after June 15, 2009. The adoption of FASB ASC 855 did not have a material impact on the Company’s financial position, results of operations and cash flows. Effective February 24, 2010, the Company adopted Accounting Standards Update (“ASU”) No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”, which removes the requirement to disclose the date through which subsequent events have been evaluated. The adoption of the ASU did not have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2009, the FASB issued FASB ASC 105, which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. FASB ASC 105 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws as authoritative GAAP for SEC registrants. FASB ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The codification is effective for the Company for the year ended March 31, 2010.  Adoption of FASB ASC 105 did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standard Update No. 2009-05 (“ASU 2009-05”), FASB ASC 820 “Measuring Liabilities at Fair Value”.  ASU 2009-05 applies to all entities that measure liabilities at fair value within scope of FASB ASC 820.  ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more valuation techniques.

The amendments in ASU 2009-05 also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are level 1 fair value measurements. The guidance provided in ASU 2009-05 is effective for the first reporting period beginning after issuance. The adoption of ASU 2009-5 did not have a material impact on the Company’s consolidated financial statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12 (“ASU 2009-12”), Fair Value Measurements and Disclosures (Topic 820), Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of investments in certain entities that calculate net asset value per share. This ASU also requires disclosures by major category of investment about the attributes of investments within the scope of the amendments in this update.  The amendments in this update are effective for interim and annual periods ending after December 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. The amendments in this update are the result of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46 (R)”, which is now codified as FASB ASC 810-10-50-2A “Consolidation — Overall — Disclosure — Variable Interest Entities” and is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2009-17 did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-02, “Consolidation (Topic 810)”, in which it clarifies that the scope of the decrease in ownership provision of the Subtopic and related guidance applies to a subsidiary or group of assets that is a business or nonprofit activity, but does not apply to sales of substance real estate & conveyances of oil and gas mineral rights. ASU No. 2010-02 is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2010-02 did not have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”, which is now codified as FASB ASC 718 “Compensation—Stock Compensation”. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The update is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of ASC 2010-13 will have a material impact on the Company’s financial position, results of operations and cash flows.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

Our board of directors and executive officers are listed below:

Name	Age	Position with Bonso

Anthony So	67	Chairman of the Board, Chief Executive Officer and Director, President and Treasurer
Kim Wah Chung	52	Director of Engineering and Research and Development and Director
Woo-Ping Fok	61	Director
J. Stewart Jackson, IV	74	Director
Henry F. Schlueter	59	Director and Assistant Secretary
Albert So	32	Chief Financial Officer and Secretary

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

Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2010 to all directors, former directors, and officers as a group for services in all capacities was $1,176,056.  Total compensation for the benefit of Anthony So was $800,000, for the benefit of Kim Wah Chung was $151,103, for the benefit of George O’Leary was $60,000, for the benefit of Albert So was $86,538 and for the benefit of Henry F. Schlueter was an aggregate of $78,415.  The $78,415 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2010, other than contributions to our Provident Fund Plan, which aggregated $15,846 for officers and directors.

Employment Agreements

We have employment agreements with Anthony So and Kim Wah Chung.  Mr. So’s employment agreement provides for a yearly salary of approximately $800,000 per year plus bonus, and Mr. Chung’s employment agreement provides for a yearly salary of approximately $200,000 per year plus bonus, as stated in their respective employment agreements, which expire on March 31, 2013.  One of the properties of the Group in Hong Kong is also provided to Mr. So as part of his compensation.  Mr. So’s employment agreement contains a provision under which we will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement occurs.

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at March 31, 2010.

Name	Number of Common Shares Subject to Stock Options	Exercise Price Per Share	Expiration Date
Anthony So	128,000	$3.65	April 9, 2011
	128,000	$2.50	March 6, 2012
	222,500	$1.61	March 31, 2013
Kim Wah Chung	20,000	$3.65	April 9, 2011
	20,000	$2.50	March 6, 2012
	55,000	$1.61	March 31, 2013
Woo-Ping Fok	10,000	$7.875	January 9, 2011
	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015
J. Stewart Jackson IV	10,000	$7.875	January 9, 2011
	10,000	$2.55	October 15, 2011
	10,000	$1.61	March 31, 2013
	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015
Henry F. Schlueter	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015

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

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government, and commenced in December 2000.  BEL joined the MPF by implementing a plan with a major international assurance company.  All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, are eligible to join the MPF.  Eligible employees’ and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum contribution of HK$1,000 (US$128) monthly.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

(b)
The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss).  The Group’s total contributions to the above schemes for the years ended March 31, 2008, 2009 and 2010 amounted to $251,538, $324,882 and $276,187, respectively.  The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

On July 19, 2005, we submitted a letter to NASDAQ certifying that certain of Bonso’s corporate governance practices are not prohibited by the relevant laws of the British Virgin Islands.  We will follow British Virgin Island law in respect to the following requirements:

▪	A majority of Bonso’s board of directors will not be independent;
▪	Bonso will not have a nominating committee;
▪	Bonso will not have a compensation committee;
▪	Bonso’s independent directors will not meet in executive session; and
▪	Bonso’s audit committee may have only one member.

Audit Committee

Mr. Woo Ping Fok and Mr. Henry F. Schlueter are the members of the Audit Committee.  Mr. Fok is “independent” as defined in the NASDAQ listing standards and Mr. Schlueter may not be considered “independent” since his law firm serves as Bonso’s United States counsel.

The Audit Committee was established to:  (i) review and approve the scope of audit procedures employed by our independent auditors; (ii) review and approve the audit reports rendered by our independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors.  Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit Committee, which was amended effective June 30, 2005.

Employees

At March 31, 2010, we employed a total of 1,879 persons, as compared to 1,557 persons at March 31, 2009 and 2,755 persons at March 31, 2008; 22 employees in Hong Kong (24 in 2009 and 31 in 2008), 1,857 employees in China (1,533 in 2009 and 2,724 in 2008).  Employees are not covered by collective bargaining agreements.  We consider our global labor practices and employee relations to be good.

Share Ownership

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of August 31, 2010:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership

Anthony So	1,626,195	(1)	478,500	(2)	2,104,695	34.8%
Kim Wah Chung	93,700		95,000	(3)	188,700	3.5%
Henry F. Schlueter	34,000		30,000	(4)	64,000	1.3%
Woo-Ping Fok	66,507		40,000	(5)	106,507	2.0%
J. Stewart Jackson IV	462,575	(6)	60,000	(7)	522,575	9.8%
Albert So	0		0		0	0%
All Directors and Officers as a group (6 persons)	2,282,977		703,500		2,986,477	47.9%

Note: The number of shares outstanding is 5,246,903 shares, with 5,577,639 total number of shares issued which includes 330,736 shares in treasury. The calculations above are based upon the number of shares issued of 5,577,639.

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

(3)
Includes options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013

(4)
Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015

(5)
Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011, and options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.

(6)	Includes 461,975 shares held by Mr. Jackson and 600 shares held by Mr. Jackson’s wife.
(7)
Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011, and options to purchase 10,000 shares of common stock at an exercise price of $2.55 expiring on October 15, 2011, and options to purchase 10,000 shares of common stock at an exercise price of $1.61 expiring on March 31, 2013, and options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.

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

During the fiscal year ended March 31, 2010, no options were granted under the Employees Plan.

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

As of March 31, 2010, no options had been granted under the 2004 Plan.

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

As of March 31, 2010, no shares had been granted under the Stock Bonus Plan.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation.  The following table sets forth, as of August 31, 2010, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date.  Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned		Options to Purchase Common Stock		Percent of Beneficial Ownership (1)

Anthony So	1,626,195	(2)	478,500	(3)	34.8%
J. Stewart Jackson IV	462,575		60,000	(3)	9.27%

W. Douglas Moreland	501,400		-		8.99%
CAS Corporation	290,654		-		5.21%

(1)
Based on beneficial ownership of both shares of common stock and of options to purchase common stock that are immediately exercisable. The calculations above are based upon the number of shares issued of 5,577,639.

(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(3)	See “Share Ownership” for additional information.

There are no arrangements known to us which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

During the fiscal year ended March 31, 2010, we paid Schlueter & Associates, P.C. an aggregate of $78,415 for legal fees.  Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

As of March 31, 2008, BEL had paid deposits of approximately US$1,528,000 with regard to potential investments in a commercial residential building and a land use right in the PRC. Subsequently to this fiscal year end, Mr. Anthony So, Chairman of Bonso decided to take up BEL’s potential investments and paid BEL the full amount of approximately US$1,528,000 in September 2008.  The carrying amount of the deposits approximates their fair value due to their short maturities.

Interests of Experts and Counsel

Not Applicable.

Legal Proceedings

Not Applicable.

Item 8.  Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. Financial Statements.

Item 9.  The Offer and Listing

Listing Details

Our common stock is traded only in the United States over-the-counter market.  It is quoted on the NASDAQ Capital Market under the trading symbol “BNSO.”  The following table sets forth, for the periods indicated, the range of high and low closing sales prices per share reported by NASDAQ.  The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.

The following table sets forth the high and low sale prices for each of the last five years:

Period	High	Low

April 1, 2005 to March 31, 2006	$7.00	$3.40
April 1, 2006 to March 31, 2007	$5.47	$3.01
April 1, 2007 to March 31, 2008	$4.68	$1.86
April 1, 2008 to March 31, 2009	$2.45	$0.03
April 1, 2009 to March 31, 2010	$1.42	$0.63

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended September 30, 2010.

Period	High	Low

October 1, 2008 to December 31, 2008	$1.39	$0.08
January 1, 2009 to March 31, 2009	$1.36	$0.63
April 1, 2009 to June 30, 2009	$1.35	$0.83
July 1, 2009 to September 30, 2009	$1.42	$0.82
October 1, 2009 to December 31, 2009	$1.37	$0.78
January 1, 2010 to March 31, 2010	$1.20	$0.63
April 1, 2010 to June 30, 2010	$1.33	$0.93
July 1, 2010 to September 30, 2010	$1.42	$0.92

The following table sets forth the high and low sale prices during each of the most recent six months.

Period	High	Low

April 2010	$1.33	$1.10
May 2010	$1.28	$0.98
June 2010	$1.13	$0.93
July 2010	$1.13	$0.86
August 2010	$1.11	$0.92
September 2010	$1.43	$1.03

On October 4, 2010, the closing price of our common stock was $1.35.  Of the 5,577,639 shares of common stock issued as of August 31, 2010, 5,246,903 shares were outstanding, 3,817,452 shares were held in the United States by 193 holders of record, and 330,736 shares were held by the Company as treasury stock.  We have 200 shareholders of record and estimate that we have 667 shareholders holding their stock in street name (who have not objected to their names being disclosed to us).

Transfer and Warrant Agent

The transfer agent and registrar for the common stock is Computershare, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10.  Additional Information

Share Capital

Our authorized capital is $170,000 consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock.  Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended March 31, 2008, 2009 and 2010 included herein in Item 18.

At August 31, 2010, there were 5,577,639 shares of our common stock issued, 5,246,903 shares were outstanding, and 330,736 shares were held by the Company in treasury.  All shares were fully paid.  In addition, we had outstanding 856,500 options to purchase common stock as follows:

Number of	Exercise Price	Expiration
Options	per Share	Date

30,000	$7.875	January 9, 2011
196,000	$3.65	April 9, 2011
10,000	$2.55	October 15, 2011
168,000	$2.50	March 6, 2012
342,500	$1.61	March 31, 2013
40,000	$6.12	March 25, 2014
40,000	$6.20	September 12, 2014
30,000	$4.50	December 4, 2015

At August 31, 2010 there were no shares of our preferred stock outstanding.

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

We signed a Banking Facility Letter, dated January 5, 2010, amending our Banking Facilities Letters dated April 17, 2009, April 6, 2009, October 14, 2008, June 4, 2008 and June 6, 2007 between Bonso and Standard Chartered Bank for an HK$43,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility.  A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.1 and is incorporated herein by this reference.

We signed a Banking Facility Letter dated February 23, 2010, with Hang Seng Bank for a HK$63,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility that amended our previous facility with Hang Seng Bank, including the facility entered into pursuant to that Banking Facility Letter dated March 6, 2009.  A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.2 and is incorporated herein by this reference.

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

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

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

Interest Rate Risk

Our interest rate risk primarily arises from our long-term debt and our general banking facilities.  As at March 31, 2010, there was no long-term debt.  We had utilized $2,163,112 of our total banking facilities of $14,707,693.  Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.  We intend to manage our interest rate risk through appropriate borrowing strategies.  We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts as at March 31, 2010 which were subjected to variable interest rates is as below:

	March 31,	Interest
	2010	rate

Notes payable	$2,094,532	HIBOR + 2.5% to 2.59%

Bank overdrafts - secured	$68,580	Prime rate to Prime rate + 1%

HIBOR:  Hong Kong Inter-bank Offer Rate

Interest rates are subject to change if the Company defaults on the amounts due under the facility or draws in excess of the facility amounts or at the discretion of the banks and range from 4% to 6% in addition to the United States and Hong Kong Prime Rates, respectively.

All the balances above are due within one year.

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by $21,154.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, as of March 31, 2010.

Based on this evaluation, Anthony So, the Chief Executive Officer, and Albert So, the Chief Financial Officer, have concluded that, as of March 31, 2010, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that:  (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2010 based upon criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2010, the Company’s internal control over financial reporting was effective based on these criteria.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting during the year ended March 31, 2010 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

Henry F. Schlueter is a member of the Company’s audit committee and is deemed to be a financial expert.  Mr. Schlueter, the Company’s outside securities counsel, may not be deemed to be “independent” within the definition of “independence” published by NASDAQ.

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

The Company’s management shall inform the Audit Committee of each service performed by the independent auditor pursuant to this Pre-Approval Policy.  Requests or applications to provide services that require separate approval by the Audit Committee shall be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC’s and the Public Company Accounting Oversight Board (United States)’s rules on auditor independence.

The audit fee indicated below was pre-approved by the Audit Committee before the auditor commenced their work.

Audit Fees

The aggregate fees billed by Moore Stephens for professional services rendered for the audit of the Corporation’s annual consolidated financial statements for the fiscal year ended March 31, 2010 and 2009 was $195,000 and $205,000, respectively.

Audit Related Fees

There were no fees billed by Moore Stephens for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2010 and for the fiscal year ended March 31, 2009.

Tax Fees

The aggregate fees billed by Moore Stephens for professional services rendered for tax compliance for the fiscal year ended March 31, 2010 were $2,862 and $nil for the fiscal year ended March 31, 2009.  The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance for the fiscal year ended March 31, 2010 were $21,749 and $59,190 for the fiscal year ended March 31, 2009.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Pursuant to NASDAQ Marketplace Rule 4350(a), a foreign private issuer may follow its home country practice in lieu of Rule 4350, which sets forth the qualitative Listing Requirements for NASDAQ listed companies.  Rule 4350 requires, among other things, that a listed company have at least three members on its audit committee.  The Company currently has an audit committee consisting of two directors, one of whom is deemed to be “independent” as defined in NASDAQ Marketplace Rule 4200.  The Company has obtained a letter from independent counsel in the British Virgin Islands certifying that having a single member audit committee is not prohibited by British Virgin Island law.  See “NASDAQ Exemptions and Home Country Practices.”

Item 16E.  Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock.  This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time.  No stocks had been repurchased up to March 31, 2006.  On November 16, 2006, the Company's Board of Directors authorized an additional $1,000,000 for the Company’s repurchase of its common stock under the same repurchase program.  This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000.  During the fiscal year ended March 31, 2007, 260,717 shares valued at $1,328,560 were purchased under this program.  No shares were repurchased during the fiscal year ended March 31, 2008.  During the fiscal year ended March 31, 2009, 70,019 shares valued at $133,765 were purchased under this program. No shares were repurchased during the fiscal year ended March 31, 2010.  The Company may from time to time repurchase shares of its Common Stock under this program.

Item 16F.  Changes in Registrants Certifying Accountants.

Not applicable.

Item 16G.  Corporate Governance.

For a discussion of the ways in which the Company’s corporate governance differ from those followed by domestic companies under the NASDAQ Marketplace listing requirements, see “NASDAQ Exemptions and Home Country Practices” above.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The following Financial Statements are filed as part of this Annual Report:
Page

Reports of Independent Registered Public Accounting Firms	F-1 through F-2
Consolidated Balance Sheets as of March 31, 2009 and 2010	F-3
Consolidated Statements of Operations and Comprehensive
Income (Loss) for the years ended March 31, 2008, 2009 and 2010	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the
years ended March 31, 2008, 2009 and 2010	F-5
Consolidated Statements of Cash Flows for the years ended
March 31, 2008, 2009 and 2010	F-6
Notes to Consolidated Financial Statements	F-7 through F-40

Item 19.  Exhibits

4.1	Banking Facility Letter, dated January 5, 2010 between Bonso and Standard Chartered Bank

4.2	Banking Facility Letter, dated February 23, 2010 between Bonso and the Hang Seng Bank Limited

4.3	Banking Facility Letter dated April 17, 2009 between Bonso and Standard Chartered Bank (1)

4.4	Banking Facility Letter dated March 6, 2009 between Bonso and the Hang Seng Bank Limited (1)

11.1	Code of Ethics For Chief Executive Officer and Chief Financial Officer (2)

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an Exhibit on Form 20-F filed with the Commission on October 20, 2009.

(2)	Filed as an Exhibit on Form 20-F filed with the Commission on August 13, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BONSO ELECTRONICS INTERNATIONAL INC.

Dated October 15, 2010	/s/ Anthony So
Anthony So, Chairman of the Board, Chief
Executive Officer, Treasurer and
Director

Dated October 15, 2010	/s/ Albert So
Albert So, Chief Financial Officer and Secretary

Bonso Electronics International Inc.
(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2010

Bonso Electronics International Inc.
Index to Consolidated Financial Statements

Contents	Pages

Reports of Independent Registered Public Accounting Firms	F-1 and F-2

Consolidated Balance Sheets as of March 31, 2009 and 2010	F-3

Consolidated Statements of Operations and Comprehensive Loss for the years ended
March 31, 2008, 2009 and 2010	F-4

Consolidated Statements of Changes in Stockholders’ Equity for the years ended
March 31, 2008, 2009 and 2010	F-5

Consolidated Statements of Cash Flows for the years ended
March 31, 2008, 2009 and 2010	F-6

Notes to Consolidated Financial Statements	F-7 to F-40

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Bonso Electronics International Inc.

We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and subsidiaries (the “Company”) as of March 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2010.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We also have audited the adjustments to the March 31, 2008 financial statements to retrospectively apply the accounting for discontinued operations as described in Note 12.  In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review, or apply any procedures to the March 31, 2008 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the March 31, 2008 financial statements taken as a whole.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2010 and 2009 and the results of its operations and cash flows for each of the two years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens
Moore Stephens
Certified Public Accountants
Hong Kong
October 15, 2010

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of Bonso Electronics International Inc.:

In our opinion, the consolidated statement of operations and comprehensive loss, of cash flows and of changes in stockholders' equity for the year ended March 31, 2008, before the effects of the adjustments to retrospectively reflect the discontinued operations described in Note 12, present fairly, in all material respects, the results of operations and cash flows of Bonso Electronics International Inc. and its subsidiaries for the year ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America (the 2008 financial statements before the effects of the adjustments discussed in Note 12).  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes 1(p) and 9(h) to the consolidated financial statements, effective from April 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109").

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the discontinued operations described in Note 12, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have properly applied.  Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Hong Kong
November 14, 2008

Bonso Electronics International Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars)
		March 31
	Note	2009	2010
		$	$
Assets

Current assets
Cash and cash equivalents		8,043,535	8,085,405
Trade receivables, net	2	1,084,756	1,323,655
Inventories	3	6,284,293	4,989,958
Income tax recoverable		987,449	1,569,332
Other receivables, deposits and prepayments		837,191	1,359,065
Held-to-maturity investments	4	1,000,000	-
Current assets of discontinued operations	12	3,813,697	199,892
Total current assets		22,050,921	17,527,307

Deferred income tax assets	9	-	-

Goodwill	7	-	-

Brand name and other intangible assets, net	7	4,008,147	3,854,610

Property, plant and equipment
Buildings		9,567,353	9,601,738
Construction-in-progress		-	475,931
Plant and machinery		19,972,376	20,037,455
Furniture, fixtures and equipment		3,276,312	3,287,852
Motor vehicles		447,792	448,212
		33,263,833	33,851,188
Less: accumulated depreciation and impairment		(29,889,580)	(31,544,302)
Property, plant and equipment, net	5	3,374,253	2,306,886
Non-current assets of discontinued operations	12	5,704	-
Total assets		29,439,025	23,688,803
Liabilities and stockholders’ equity

Current liabilities
Bank overdrafts – secured	8	385,514	68,580
Notes payable	8	1,361,787	2,094,532
Accounts payable		3,103,502	2,633,187
Accrued charges and deposits		2,004,841	1,934,265
Income tax liabilities	9	6,888	6,888
Current portion of capital lease obligations	10	130,201	51,971
Current liabilities of discontinued operations	12	5,787,099	1,097,723
Total current liabilities		12,779,832	7,887,146

Capital lease obligations, net of current portion	10	51,971	-

Income tax liabilities	9	2,595,135	2,595,135

Deferred income tax liabilities	9	14,162	19,069

Commitments	11

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 2009 and 2010 - 5,577,639,
outstanding shares: 2009 and 2010 – 5,246,903 shares		16,729	16,729
Additional paid-in capital		21,764,788	21,764,788
Treasury stock at cost: 2009 and 2010 - 330,736 shares	13	(1,462,325)	(1,462,325)
Accumulated deficit		(8,714,233)	(9,371,913)
Accumulated other comprehensive income		2,392,966	2,240,174
		13,997,925	13,187,453

Total liabilities and stockholders’ equity		29,439,025	23,688,803

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in United States Dollars)

		Year ended March 31,
	Note	2008	2009	2010
		$	$	$

			(restated)
Net sales	19	45,495,621	40,378,198	28,543,272
Cost of sales		(43,628,620)	(34,707,293)	(23,693,400)
Gross profit		1,867,001	5,670,905	4,849,872

Selling expenses		(720,204)	(649,377)	(375,290)
Salaries and related costs		(3,540,780)	(3,776,841)	(2,538,673)
Research and development expenses		(883,304)	(792,071)	(579,700)
Administration and general expenses		(3,350,888)	(4,601,879)	(2,011,112)
Amortization of brand name	7	(200,000)	-	-
Impairment of goodwill	7	(842,821)	-	-
Impairment of brand name	7	(1,597,392)	-	-
Impairment of share investment	7	(200,000)	-	-
Loss from operations	19	(9,468,388)	(4,149,263)	(654,903)
Interest income		198,255	126,544	102,686
Interest expenses		(448,372)	(209,268)	(69,106)
Foreign exchange loss		(431,052)	(278,944)	(521,832)
Gain on disposal of property		3,123,983	162,681	-
Other income / (expenses)		592,524	706,541	620,207
Loss before income taxes		(6,433,050)	(3,641,709)	(522,948)
Income tax benefit / (expense)	9	340,680	(208,003)	(9,087)
Loss from continuing operations		(6,092,370)	(3,849,712)	(532,035)
Loss from discontinued operations (including gain from disposal of $363,411), net of tax	12	(2,457,543)	(3,734,702)	(125,645)
Net loss		(8,549,913)	(7,584,414)	(657,680)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax		567,439	811,368	(152,792)
Comprehensive loss		(7,982,474)	(6,773,046)	(810,472)
			(see note 12)
Loss per share

Weighted average number of shares outstanding	18	5,577,639	5,246,903	5,246,903

- basic and diluted
-Continuing operations		(1.09)	(0.73)	(0.10)
-Discontinued operations		(0.44)	(0.72)	(0.03)
		(1.53)	(1.45)	(0.13)

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

	Common stock			Treasury stock			Accumulated
							other
						Retained	comprehensive
			Additional	Treasury		earnings/	income-foreign	Total
	Shares	Amount	paid-in	Shares	Amount	(Accumulated	currency	stockholders’
	Issued	outstanding	capital	held	outstanding	deficit)	adjustments	equity
		$	$		$	$	$	$

Balance, March 31, 2007	5,577,639	16,729	21,764,788	260,717	(1,328,560)	9,584,181	1,014,159	31,051,297
Cumulative effect of adoption of ASC 740	-	-	-	-	-	(2,164,087)	-	(2,164,087)
Net loss	-	-	-	-	-	(8,549,913)	-	(8,549,913)
Foreign exchange translation adjustment	-	-	-	-	-	-	567,439	567,439

Balance, March 31, 2008	5,577,639	16,729	21,764,788	260,717	(1,328,560)	(1,129,819)	1,581,598	20,904,736
Net loss	-	-	-	-	-	(7,584,414)	-	(7,584,414)
Shares repurchase	-	-	-	70,019	(133,765)	-	-	(133,765)
Foreign exchange translation adjustment	-	-	-	-	-	-	811,368	811,368

Balance, March 31, 2009	5,577,639	16,729	21,764,788	330,736	(1,462,325)	(8,714,233)	2,392,966	13,997,925
Net loss	-	-	-	-	-	(657,680)	-	(657,680)
Foreign exchange translation adjustment	-	-	-	-	-	-	(152,792)	(152,792)

Balance, March 31, 2010	5,577,639	16,729	21,764,788	330,736	(1,462,325)	(9,371,913)	2,240,174	13,187,453

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
	Year Ended March 31,
	2008	2009	2010
	$	$	$
		(restated)
Cash flows from operating activities
Net loss	(8,549,913)	(7,584,414)	(657,680)
Loss from discontinued operations	2,457,543	3,734,702	125,645

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,188,700	2,281,689	1,794,149
Amortization	293,536	171,677	164,149
Gain on disposal of property, plant and equipment (Note 5)	(3,123,983)	(162,681)	-
Inventory allowance	2,184,840	559,240	(108,366)
Bad debt allowance	633,545	1,959,413	(154,970)
Impairment of goodwill	842,821	-	-
Impairment of brand name	1,597,392	-	-
Impairment of investment in a private company	200,000	-	-
Others	141,682	(13,128)	(54,527)

Changes in assets and liabilities:
Trade receivables	1,476,305	(390,281)	(83,929)
Other receivables, deposits and prepayments	(956,131)	1,806,745	(521,874)
Inventories	913,935	1,603,370	1,402,701
Deposits	(155,125)	155,125	-
Income tax recoverable	(404,744)	(580,588)	(581,883)
Accounts payable	330,463	(2,262,636)	(470,315)
Accrued charges and deposits	629,749	(272,030)	(70,576)
Notes payable	126,939	(2,501,678)	732,745
Income tax payable	(376,438)	-	(4,180)
Deferred tax	(89,779)	31,478	4,907
Operating activities of continuing operations	361,337	(1,463,997)	1,515,996
Operating activities of discontinued operations	(1,172,370)	(352,960)	1,970,233
Net cash (used in) / generated from operating activities	(811,033)	(1,816,957)	3,486,229
Cash flows from investing activities
Proceeds from disposal of a subsidiary	-	1	-
Proceeds from disposal of property, plant and equipment and land use rights	4,875,513	563,718	-
Acquisition of property, plant and equipment	(2,558,720)	(71,538)	(490,537)
Acquisition of held-to-maturity investments	-	(1,000,000)	-
Proceeds from investments	559,495	-	1,058,707
Investing activities of continuing operations	2,876,288	(507,819)	568,170
Investing activities of discontinued operations	(124,720)		3,561
Net cash generated from / (used in) investing activities	2,751,568	(507,819)	571,731
Cash flows from financing activities
Repurchase of common stock	-	(133,765)	-
Repayment of loan from long-term borrowings	301,433	-	-
Capital lease payments	(95,725)	(178,519)	(130,201)
Net advance / (repayment of) from banking facilities	-	85,322	(316,934)
Financing activities of continuing operations	205,708	(226,962)	(447,135)
Financing activities of discontinued operations	(376,086)	299,481	(3,935,196)
Net cash (used in) / generated from financing activities	(170,378)	72,519	(4,382,331)

Net increase / (decrease) in cash and cash equivalents	1,770,157	(2,252,257)	(324,371)
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	307,187	767,321	(271,861)
Cash and cash equivalents, beginning of year	8,118,018	10,195,362	8,710,426
Cash and cash equivalents, end of year	10,195,362	8,710,426	8,114,194

Less: cash and cash equivalents at the end of the year – discontinued operations	(541,371)	(666,891)	(28,789)
Cash and cash equivalents at the end of the year – continuing operations	9,653,991	8,043,535	8,085,405

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest paid	692,232	475,126	69,106
Income tax paid, net of refund	155,974	4,903	4,180

Non-cash investing and financing activities
Property, plant and machinery acquired under Capital leases	374,195	-	-
Interest Income	139,239	179,582	102,686
Provision for uncertain tax positions upon adoption at April 1, 2007	2,164,087	-	-
		(see note 12)
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

The Group sustained operating losses in fiscal years ended March 31, 2008, 2009 and 2010, including a net loss of $657,680 for the fiscal year ended March 31, 2010.

Notwithstanding the operating losses sustained in the last three fiscal years, the accompanying consolidated financial statements have been prepared on a going concern basis. Management believes the Group will have sufficient working capital to meet its financing requirements based upon their experience and their assessment of the Group’s projected performance, credit facilities and banking relationships.

On November 1 2008, the Company disposed of all the shares of a wholly-owned indirect subsidiary, Gram Precision Scales Inc. (“Gram”), at a consideration of US$1.  As a result, the figures of Gram are included as discontinued operations (see note 12) in the financial statements.

Pursuant to an agreement signed March 30, 2009, Korona Haushaltswaren GmbH & Co. KG (“Korona”), an indirect subsidiary of the Company, agreed to sell all of its major assets, comprising trade receivables, inventories, intellectual property rights and toolings, to a third party purchaser at a consideration of EUR 1,989,681 (or USD 2,605,997).  The Group decided to liquidate Korona after the completion of the sale.  As a result, the figures of Korona are included as discontinued operations (see note 12).

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

 (c)           Inventories

Inventories are stated at the lower of cost, as determined on a first-in, first-out basis, or market.  Costs of inventories include purchase and related costs incurred in bringing the products to their present location and condition. Market value is determined by reference to the selling price after the balance sheet date or to management estimates based on prevailing market conditions.  The Company routinely reviews its inventories for their saleability and for indications of obsolescence to determine if inventory carrying values are higher than market value.  Some of the significant factors the Company considers in estimating the market value of its inventories include the likelihood of changes in market and customer demand and expected changes in market prices for its inventories. As of March 31, 2009 and 2010, inventories were stated at market value, which is lower than their costs by $559,240 and $nil, respectively.

 (d)           Trade receivables

Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing trade accounts receivable.  Bad debt expense is included in the general and administrative expenses.

The Group recognizes an allowance for doubtful receivables to ensure accounts and other receivable are not overstated due to uncollectibility.  Allowance for doubtful receivables is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience.  An additional allowance for individual accounts is recorded when the Group becomes aware of customers’ or other debtors’ inability to meet their financial obligation, such as in the case of bankruptcy filings or deterioration in the customer’s or other debtor’s operating results or financial position. If circumstances related to customers or debtors change, estimates of the recoverability of receivables will be further adjusted.

 (e)           Investments

Investment in a capital guaranteed fund is classified as held-to-maturity and recorded at amortized cost, while investment in a private company is recorded at cost less any impairment in the consolidated balance sheets.  These investments are subject to impairment tests.

(f)	Deferred income taxes

Amounts in the consolidated financial statements related to income taxes are calculated using the principles of ASC 740 “Income Taxes”.  ASC 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting bases and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Future tax benefits, such as net operating loss carry forwards, are recognized as deferred tax assets.  Recognized deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

 (h)           Lease prepayments

Lease prepayments represent the cost of land use rights in the People’s Republic of China (“PRC”). Land use rights held by the Company are included in intangible assets, reclassified from property, plant and equipment.  They are stated at cost and amortized on a straight-line basis over the period of rights of 30 years.

 (i)           Other intangible assets

Other intangible assets represent taxi licenses which are stated at cost and are amortized on a straight-line basis over the related granted useful life of 50 years, the shorter of the remaining term of the license period or the expected useful life to the Group.  Taxi licenses entitle the Group to operate 5 taxis for 50 years in Shenzhen, PRC. The purpose of holding these licenses is to generate additional income.  All 5 taxi licenses were disposed of in July 2010, for a total consideration of $512,820, with a gain on disposal of $40,809.

Taxi licenses were assessed for impairment according to the policy described in note 1(k).

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

(ii)
Other categories of property, plant and equipment are carried at cost and depreciated using the straight-line method over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Plant and machinery	- 10%
Furniture, fixtures and equipment	- 20%
Motor vehicles	- 20%

(iii)	The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year when they are incurred.

(iv)	Any gain or loss on disposal is included in the consolidated statements of operations and comprehensive loss.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

 (k)           Impairment of long-lived assets including goodwill and other acquired intangible assets

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

Goodwill is subject to an annual impairment review.  The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.  The Company measures fair value based upon a discounted future cash flows analysis.  Based on the assessment for the year ended March 31, 2010, a provision of $nil was made by the Group as an impairment of goodwill (2009: $nil; 2008: $842,821).

 (l)           Capital and operating leases

Costs in respect of operating leases are charged against income on a straight-line basis over the lease term.  Leasing agreements, which transfer to the Group substantially all the benefits and risks of ownership of an asset, are treated as if the asset had been purchased outright.  The assets are included in property, plant and equipment (“capital leases”) and the capital element of the leasing commitments is shown as an obligation under capital leases.  The lease rentals are treated as consisting of capital and interest elements.  The capital element is applied to reduce the outstanding obligation and the interest element is charged against profit so as to give a consistent periodic rate of charge on the remaining balance outstanding at each accounting period end. Assets held under capital leases are depreciated over the useful lives of the equivalent owned assets.

(m)	Revenue recognition

No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, delivery has occurred and collectibility of the sales price is reasonably assured. Revenue is recognized when title and risk of loss are transferred to customers, which is generally the point at which products are shipped to the customer from our facilities.  Shipping costs billed to our customers are included within revenue. Associated costs are classified as part of cost of sales.

The Company provides to certain customers an additional one to two percent of the quantity of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facilities.  In addition, certain products sold by the Company are subject to a limited product quality warranty.  The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated.  The standard limited warranty period is one to three years.  Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history.  All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified.  Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

 (n)           Research and development costs

Research and development costs include salaries, utilities and contractor fees that are directly attributable to the conduct of research and development progress primarily related to the development of new design of products. Research and development costs are expensed in the financial period in which they are incurred.

(o)	Advertising

Advertising costs are expensed as incurred and are included within selling expenses. The advertising costs were $119,398, $53,673 and $903 for the years ended March 31, 2008, 2009 and 2010, respectively.

(p)	Income taxes

On April 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, now codified as part of ASC 740 (Note 9).  ASC 740 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company’s accounting policy is to treat interest and penalties as components of income taxes.

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

Stock options have been granted to employees, directors and non-employee directors. Upon exercise of the options, a holder can acquire shares of common stock of the Company at an exercise price determined by the board of directors. The options are exercisable based on the vesting terms stipulated in the option agreements or plan.

 (s)           Recent accounting pronouncements

In April 2009, the FASB issued FASB ASC 820.  FASB ASC 820 clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value.  FASB ASC 820 identifies factors to be considered when determining whether or not a market is inactive.  FASB ASC 820 would be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after June 15, 2009 and shall be applied prospectively. The adoption of FASB ASC 820 had no material effect on the Company’s financial statements.

In May 2009, the FASB issued FSP SFAS 165 “Subsequent Events”. The objective of this statement is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165, which is now codified as FASB ASC 855 “Subsequent Events”, is effective for the interim and annual periods ending after June 15, 2009. The adoption of FASB ASC 855 did not have a material impact on the Company’s financial position, results of operations and cash flows. Effective February 24, 2010, the Company adopted Accounting Standards Update (“ASU”) No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements,” which removes the requirement to disclose the date through which subsequent events have been evaluated. The adoption of the ASU did not have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2009, the FASB issued FASB ASC 105, which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. FASB ASC 105 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws as authoritative GAAP for SEC registrants. FASB ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Codification is effective for the Company for the year ended March 31, 2010.  Adoption of FASB ASC 105 did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standard Update No.2009-05 (“ASU 2009-05”), FASB ASC 820 “Measuring Liabilities at Fair Value”.  ASU 2009-05 applies to all entities that measure liabilities at fair value within scope of FASB ASC 820.  ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more valuation techniques.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

 (s)           Recent accounting pronouncements (Continued)

The amendments in ASU 2009-05 also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance provided in ASU 2009-05 is effective for the first reporting period beginning after issuance. The adoption of ASU 2009-5 did not have a material impact on the Company’s consolidated financial statements

In September 2009, the FASB issued Accounting Standards Update No. 2009-12 (“ASU 2009-12”), “Fair Value Measurements and Disclosures (Topic 820), Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)”. ASU 2009-12 provides amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures — Overall”, for the fair value measurement of investments in certain entities that calculate net asset value per share. This ASU also requires disclosures by major category of investment about the attributes of investments within the scope of the amendments in this Update.  The amendments in this Update are effective for interim and annual periods ending after December 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements

In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. The amendments in this update are the result of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46 (R)”, which is now codified as FASB ASC 810-10-50-2A “Consolidation — Overall — Disclosure — Variable Interest Entities” and is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2009-17 did not have a material impact on the Company’s consolidated financial statements

In January 2010, the FASB issued ASU No. 2010-02, “Consolidation (Topic 810)”, in which it clarifies that the scope of the decrease in ownership provision of the Subtopic and related guidance applies to a subsidiary or group of assets that is a business or nonprofit activity, but does not apply to sales of substance real estate and conveyances of oil and gas mineral rights. ASU No. 2010-02 is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2010-02 did not have a material impact on the Company’s consolidated financial statements

In April 2010, the FASB issued ASU No. 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”, which is now codified as FASB ASC 718 “Compensation—Stock Compensation.” This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The update is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of ASC 2010-13 will have a material impact on the Company’s financial position, results of operations and cash flows.

 Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

2	Allowance for doubtful accounts

Changes in the allowance for doubtful accounts as of March 31, 2008, 2009 and 2010 comprise:

	2008	2009	2010
	$	$	$

Balance, April 1	-	633,545	2,592,958
Write-off	-	-	(767,988)
Additions charged / (written back) to expense	633,545	1,959,413	(364,970)
Balance, March 31	633,545	2,592,958	1,460,000

In fiscal year ended March 31, 2008, the Company recognized a provision of $633,545 for allowances for doubtful accounts, for long outstanding trade receivables from third party companies, which the Company believed to be non-recoverable.  In fiscal year ended March 31, 2009, the Company recognized a provision of $1,959,413 for allowances for doubtful accounts.  When the Company disposed of its Canadian subsidiary, Gram Precision Scales Inc. (“Gram”), on November 1, 2008, Gram issued a promissory note to the Company to repay $1,700,000, the amount due to the Company prior to the disposal, in installments.  Since Gram had operating losses during the fiscal years ended March 31, 2009 and 2008, the recoverability of the full amount of $1,700,000 in time was doubtful.  As a result, the Company recognized a bad debt provision of $1,700,000, which was included in the allowances for doubtful accounts of $1,959,413.  The remaining provision of $259,413 was the result of trade receivables from third party companies which the Company believed to be non-recoverable.  During the year ended March 31, 2010, the Company wrote off $767,988 for the non recoverable amount on trade receivables from third party companies.  As of March 31, 2010, the Company had collected $240,000 from Gram. The Company believed taht the recoverability of the remaining $1,460,000 in time was doubtful, and continued to include this amount in the allowances for doubtful accounts as of March 31, 2010.

3	Inventories

The components of inventories as of March 31, 2009 and 2010 are as follows:

	2009	2010
		$4

Raw materials	2,592,550	1,904,842
Work in progress	2,602,166	1,850,396
Finished goods	1,089,577	1,234,720
	6,284,293	4,989,958

During the years ended March 31, 2008, 2009 and 2010, based upon material composition and expected usage, management wrote off obsolete inventories of $2,184,840, $559,240 and $nil, respectively, which were charged to the consolidated statements of operations under cost of sales.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

4	Investments

Investments represent an investment in a private company principally engaged in the biochemistry industry in the United States of America. The purpose of holding the investments was to generate additional income.

The private biochemistry company incurred continuous operating losses and had a net liabilities position in the past three years.  Management determined that the Company’s investment would be worthless without further funding or merger; therefore, the Company provided for a full impairment of this investment during the fiscal year ended March 31, 2008.

During the fiscal year ended March 31, 2009, the Company invested in a one-year $1,000,000 bond through one of its banks.  The investment matured in July 2009 for $1,058,707.

5	Property, plant and equipment, net

During the years ended March 31, 2008, 2009 and 2010, depreciation expenses charged to the consolidated statements of operations amounted to $2,188,700, $2,281,689 and $1,794,149, respectively.  As at March 31, 2008, 2009 and 2010, fully depreciated assets that were still in use by the Group amounted to $5,451,641, $5,014,827 and $30,426,568, respectively.

During the year ended March 31, 2009, the Group sold one of its properties located in Hong Kong with a net book value of $401,037 to a third party at a consideration of $563,718 and made a gain of $162,681.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

6	Interests in subsidiaries

Particulars of principal subsidiaries as of March 31, 2009 and 2010 are as follows:

Name of company	Place of incorporation and kind of legal entity	Particulars of issued capital/ registered capital	Percentage of capital held by the Company		Principal activities
			2009	2010
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	HK$5,000,000 (US$641,026)	100%	100%	Trading of scales and telecommunication products

Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	HK$3,000,000 (US$384,615)	100%	100%	Investment holding

Bonso Electronics (Shenzhen) Co. Limited (“BESCL”)	PRC, limited liability company	US$12,621,222	100%	100%	Production of scales and telecommunication products

Bonso Advanced Technology Limited * (“BATL”)	Hong Kong, limited liability company	HK$1,000,000 (US$128,205)	100%	100%	Investment holding

Bonso Advanced Technology (Xinxing) Limited (“BATXXL”)	PRC, limited liability company	US$4,933,901	100%	100%	Investment holding

Modus Enterprise International Inc. * (“MEII”)	British Virgin Island limited liability company	HK$7,800 (US$1,000)	100%	100%	Investment holding

Korona Haushaltswaren GmbH & Co. KG (“Korona”)	Germany, limited liability partnership	EUR511,292 (US$795,485)	100%	100%	Trading of scales

Bonso USA, Inc. (“Bonso USA”)	USA, limited liability company	US$ 1,000	100%	100%	Trading of scales

* Shares directly held by the Company

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

7	Brand name and other intangible assets

Brand name and other intangible assets are analyzed as follows:
	Brand name		Other intangible assets
	March 31,		March 31,
	2009	2010	2009	2010
	$	$	$	$

Cost	3,000,000	3,000,000	5,374,767	5,389,910
Less: accumulated amortization	(1,402,608)	(1,402,608)	(1,366,620)	(1,535,300)
Less: impairment brought forward	(1,597,392)	(1,597,392)	-	-
	-	-	4,008,147	3,854,610

As of March 31, 2008, management noted declines in the current and projected operating results and cash flows of Korona.  Together with certain other indicators, such as a drop in selling prices of Korona branded products, management was of the view that the carrying value of the Korona brand name might not be recoverable and therefore performed an impairment review on the brand name.  Management evaluated the recoverability of the brand name in accordance with the requirements under ASC 350 and ASC 360-10-20, “Accounting for the Impairment of Long-lived Assets”.  Based upon the analysis, management determined that the brand name of $1,597,392 should be fully impaired as of March 31, 2008.  Amortization expense in relation to brand name was $200,000, $nil and $nil for the years ended March 31, 2008, 2009 and 2010, respectively.

The components of other intangible assets are as follows:
	March 31,
	2009	2010
	$	$

Land use right of factory land in Shenzhen, Guangdong, PRC	1,807,083	1,697,862
Land use right of factory land in Xinxing, Guangdong, PRC	1,712,118	1,681,350
Taxi licenses in Shenzhen, Guangdong, PRC	488,946	475,398
	4,008,147	3,854,610

The land use rights for the factory land in Shenzhen and Xinxing were reclassified from property plant and equipment to other intangible assets for the year ended March 31, 2008.  All five taxi licenses were disposed of in July 2010, for a total consideration of $512,820, with a gain on disposal of $40,809.  Amortization expense in relation to other intangible assets was $93,536, $171,677 and $164,149 for each of the years ended March 31, 2008, 2009 and 2010, respectively.

As of March 31, 2010, future minimum amortization expenses in respect of other intangible assets are as follows:

$

2011	178,119
2012	174,732
2013	174,732
2014	174,732
2015	174,732
Thereafter	2,977,563
Total	3,854,610

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Banking facilities

As of March 31, 2010, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, factoring, short-term loans and long-term loans.  The facilities are interchangeable with total amounts available of $14,707,693 (2009: $18,617,948).  The general banking facilities utilized by the Group are denominated in United States dollars and Hong Kong dollars.

The Group’s general banking facilities, expressed in United States dollars, are further detailed as follows:
	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2010
	2009	2010	2009	2010	2009	2010	Interest	Repayment
	$	$	$	$	$	$	rate	terms
Import and export
Facilities

Letters of credit	12,564,102	8,717,949	1,361,787	2,094,532	11,202,315	6,623,417

Including sub-limit
of:
Notes payable	10,897,436	7,051,282	1,361,787	2,094,532	9,535,649	4,956,750	# HIBOR +2.5% to +2.59%	Repayable in full within 120 days

Other facilities

Factoring	4,964,102	4,964,103	-	-	4,964,102	4,964,103	HIBOR +1.5% to +2.25%

Bank overdrafts	1,089,744	1,025,641	385,514	68,580	704,230	957,061	Prime rate to Prime rate + 1%	Repayable on demand

	18,617,948	14,707,693	1,747,301	2,163,112	16,870,647	12,544,581

# HIBOR stands for Hong Kong Interbank Offering Rate

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Banking facilities (Continued)

The US Dollar equivalent amounts of banking facilities utilized by the Group are denominated in the following currencies:

	Amount utilized
	March 31,
	2009	2010
	$	$

Hong Kong dollars	1,747,301	2,163,112

The Prime Rate and HIBOR rate were 5.25% and 0.24% per annum, respectively, as of March 31, 2010.  The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.  Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

Average amount of bank borrowings were $4,597,818 and $2,005,718 for the years ended 2009 and 2010, respectively.

The weighted average interest rates of short-term borrowings of the Group are as follows:

	As of March 31,
	2009	2010

Bank overdrafts	5.75%	5.75%
Notes payable	4.28%	3.02%

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9	Taxation

(a)
The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, Germany, the PRC, the United States (“USA”) and Canada.  The tax rate of the subsidiaries operating in Hong Kong was 16.5% for the year ended March 31, 2010 (2009: 16.5%, 2008: 17.5%).  The subsidiary of the Group in Germany was registered as a partnership in Germany, which was subject to a statutory tax rate of 14.17% during each of the three years in the period ended March 31, 2010.  The Group is not subject to income taxes in the British Virgin Islands.  The statutory tax rate in Canada and USA was 36% and 34%, respectively, for the three years ended March 31, 2010.

Hong Kong Tax

BEL, BATL and BIL are subject to the Hong Kong profits tax rate of 16.5% (2009: 16.5%, 2008: 17.5%). Management of BEL has determined that all income and expenses are offshore and not subject to Hong Kong profits tax. As a result, BEL did not incur any Hong Kong profits tax during the years presented. BATL did not have any assessable profits for the year.  Therefore, no provision for taxation has been made.

PRC Tax

BESCL is registered and operates in Shenzhen, the PRC, and is subject to a tax rate of 22% and 20% for the years ended December 31, 2010 and 2009, respectively.  BATXXL is registered in Xinxing, Guangdong, PRC, and was entitled to an exemption from PRC income tax for the two tax years ended December 31, 2008 and 2009, and will be entitled to a 50% discount from PRC income tax for the three years ended December 31, 2010, 2011 and 2012.

(b)
On March 16, 2007, the PRC Enterprise Income Tax Law (the “EIT Law”) was enacted by the PRC government.  The EIT Law, effective January 1, 2008, imposes a uniform tax rate of 25% for both domestic and foreign-invested enterprises and revokes the then current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the EIT Law became effective. Under the grandfathering rules of the EIT Law, enterprises that are subject to an enterprise income tax (“EIT”) rate lower than 25% will continue to enjoy lower rates with gradual transition to the new tax rate of 25% in five years from the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires.

During the period from January 1, 2008 to March 31, 2010, the Company’s subsidiaries operating in the PRC were subject to the EIT Law and its standard tax rate of 25%, but the PRC subsidiaries are entitled to the grandfathering incentives.  For the tax years ended December 31, 2007, 2008 and 2009, BECSL, the Company’s PRC subsidiary, was subject to a tax rate of 15%, 18% and 20%, respectively.  BESCL will be subject to a tax rate of 22% and 24% for the tax years ended December 31, 2010 and 2011, respectively, and a uniform tax rate of 25% for the tax year ended December 31, 2012 and thereafter.  BATXXL was entitled to an exemption from PRC income tax for the two tax years ended December 31, 2008 and 2009.   BATXXL will be subject to a tax rate of 12.5% for the tax years ended December 31, 2010, 2011 and 2012, and will be subject to a tax rate of 25% thereafter.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9	Taxation (Continued)

(c)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The profit (loss) before income taxes by geographical location is analyzed as follows:

	2008	2009	2010
	$	$	$

Hong Kong	849,199	(1,665,704)	619,496
PRC	(3,137,058)	443,816	(1,289,469)
Others	(4,145,191)	(2,419,821)	147,025
Total	(6,433,050)	(3,641,709)	(522,948)

Others mainly include the (loss) / profit from BVI and the United States.

(d)

	2008	2009	2010
	$	$	$

Deferred income tax	31,478	(204,777)	(4,907)
Current income tax benefit / (expense)	309,202	(3,226)	(4,180)
Total income tax benefit / (expense)	340,680	(208,003)	(9,087)

The components of the income tax benefit / (expense) by geographical location are as follows:

	2008	2009	2010
	$	$	$

Hong Kong	419,782	(204,777)	(9,087)
PRC	(72,213)	(3,226)	-
Others	(6,889)	-	-
Total	340,680	(208,003)	(9,087)

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9	Taxation (Continued)

(e)

	2008	2009	2010
	$	$	$

Deferred income tax assets	21,776	-	-
Deferred income tax liabilities	(4,460)	(14,162)	(19,069)
	17,316	(14,162)	(19,069)

Deferred tax assets comprise the following:

	2008	2009	2010
	$	$	$

Tax loss carry forwards	2,997,132	1,759,135	122,378
Others	21,776	-	-
Less: Valuation allowance	(2,997,132)	(1,759,135)	(122,378)
	21,776	-	-
Less: current portion	-	-	-
Non-current portion	21,776	-	-

As of March 31, 2008, 2009 and 2010, the Group had accumulated tax losses amounting to $11,603,130, $7,052,368 and $556,267 (the tax effect thereon is $2,997,132, $1,759,135 and $122,378), respectively, subject to the approval of the tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other countries.  Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2010, the Group’s accumulated tax losses of $556,267 will expire in 2013.

(f)	Changes in the valuation allowance consist of:

	2008	2009	2010
	$	$	$

Balance, April 1	1,167,987	2,997,132	1,759,135
Charged / (credited) to income tax expense	1,829,145	(1,237,997)	(1,636,757)
Balance, March 31	2,997,132	1,759,135	122,378

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9	Taxation (Continued)

(g)
The actual income tax expense attributable to earnings for the years ended March 31, 2008, 2009 and 2010 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

	2008	2009	2010
	$	$	$

Loss before taxation	(6,433,050)	(3,641,709)	(522,948)

Income tax benefit on pretax income at statutory rate	2,187,237	1,238,181	177,802
Effect of different tax rates of subsidiary operating in other jurisdictions	(357,002)	(298,125)	(24,453)
Profit not subject to income tax	787,191	-	5,066,082
Expenses not deductible for income tax purposes	(753,692)	(2,386,056)	(5,019,426)
Tax effect of future temporary differences	-	-	(4,907)
(Increase) decrease in valuation allowance	(1,829,145)	1,237,997	1,636,757
(Provision made)/ reversal of provision as a result of development of tax rules	306,091	-	(4,180)
Utilization of tax losses not previously recognized	-	-	(1,836,762)
Total income tax benefit / (expense)	340,680	(208,003)	(9,087)

(h)
Effective April 1, 2007, the Company adopted ASC 740.  As a result of the adoption of ASC 740, the Company recognized a $1,169,777 increase in the liability for unrecognized tax benefits and penalties of $994,310, which were accounted for as a reduction to the April 1, 2007 balance of retained earnings.  The Company assessed the tax position during the fiscal year ended March 31, 2010, and concluded that the same tax liability was to be carried forward.  The uncertain tax liabilities for the years ended March 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
	$	$	$

Balance, April 1	2,164,087	2,164,087	2,164,087
Increase in uncertain tax liabilities	-	-	-
Balance, March 31	2,164,087	2,164,087	2,164,087

The Company’s accounting policy is to treat interest and penalties as components of income taxes.  As of March 31, 2010, the Company had accrued penalties related to uncertain tax positions of $994,310.

The Company files income tax returns in Hong Kong, the PRC and various foreign tax jurisdictions. There are two subsidiaries which operate within each of the Company’s major jurisdictions resulting in a range of open tax years. The open tax years for the Company and its significant subsidiaries range between the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2010.  The provisions made as a result of these open tax cases are subject to the final agreement with the tax authorities.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

10	Leases

(a)	Capital leases

Plant and machinery include the following amounts for capitalized leases:

	March 31,
	2009	2010
	$	$

Cost	661,374	374,195
Less: accumulated depreciation	(407,468)	(80,134)
	253,906	294,061

During the years ended March 31, 2008, 2009 and 2010, the Group entered into additional capital lease obligations amounting to $360,691, $nil and $nil, respectively.

Future minimum payments under capital leases as of March 31, 2010 with an initial term of more than one year are as follows:

$

Total minimum lease payments	52,177
Less: amount representing interest	(206)
Present value of net minimum lease payments (including current portion of $130,201 as of March 31, 2010)	51,971

Future minimum payments under capital leases
2011	51,971

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

10	Leases (Continued)

(b)	Operating leases

As of March 31, 2010, future minimum lease payments in respect of non-cancellable operating leases for factory, office premises and staff quarters in Hong Kong, the PRC, Germany and the United States are as follows:

$

2011	133,000

Rental expense for all operating leases amounted to $362,033, $357,954 and $397,336 for the years ended March 31, 2008, 2009 and 2010, respectively.

11           Commitments
Capital expenditures contracted at the balance sheet date but not yet provided for is as follows:

	March 31,
	2009	2010
	$	$

Land use right	356,663	-
Construction of factory building in Xinxing, Guangdong, PRC	-	1,632,990
	356,663	1,632,990

In November 2006, the Group entered into a land use right purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire the right to use a piece of land of approximately 133,500 square meters for future expansion of production capacity in Xinxing of Guangdong, PRC. The total consideration was $1,472,325.  A deposit of approximately $610,000 was paid in July 2007 and the balance was paid in October 2007.  During the year ended March 31, 2008, the Group prepaid $150,325 for the acquisition of the right to use another piece of land in Xinxing at a total consideration of $501,083.  This prepayment was classified as other current assets in the consolidated balance sheet as of March 31, 2009.  The balance of this second piece of land was fully paid during the fiscal year ended March 31, 2010.

In December 2009, the Company entered into a contractor agreement to construct one factory building on the land in Xinxing owned by the Company for a total consideration of $2,038,235.  The remaining balance of $1,632,990 was to be paid by installment in accordance with the progress of the construction.  This construction is expected to be completed by December 2011.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

12.           Discontinued Operations

On November 1, 2008, the Company disposed of its entire interests in Gram to a third party for $1. As stipulated in the agreement, the Company agreed to forfeit an amount receivable from Gram of approximately $5,000,000, except for $1,700,000, of which monthly payments of $10,000 were to be paid to the Company in the six months from December 2008 to May 2009 and monthly payments of $20,000 were to be paid from June 2009 until the full amount of $1,700,000 was repaid.

On March 31, 2009, the Company’s German subsidiary, Korona, sold its assets (accounts receivable, inventories, toolings and intellectual property rights) to a third party.  Korona had no operations since April 1, 2009 and is now in the liquidation process.

The following table summarizes the result of these discontinued operations, net of income taxes.

Discontinued Operations (Korona and Gram)

	2008	2009	2010
	$	$	$

		(restated)
Sales	17,190,880	10,722,372	-
Cost of Sales	(14,053,878)	(11,218,722)	(70,090)
	3,137,002	(496,350)	(70,090)
Selling expenses	(1,760,291)	(1,148,101)	(14,821)
Salaries and related costs	(2,240,460)	(1,480,815)	(126,792)
Administrative expenses	(1,285,664)	(1,488,942)	(169,287)
Operating loss	(2,149,413)	(4,614,208)	(380,990)
Interest income	4,848	53,039	-
Other income	87,608	668,308	283,388
Gain on disposal of property	(364,244)	-	-
Interest expenses	(244,628)	(241,111)	-
Foreign exchange gain	214,812	44,719	-
Income tax expenses	(6,526)	(8,860)	-
Gain from disposal of a subsidiary - Gram	-	363,411	-
Net loss	(2,457,543)	(3,734,702)	(125,645)

The March 31, 2009 statement of operations and statement of cash flows have been restated to reflect the following reclassifications:

According to FASB ASC 205-20-45-3, “in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business entity or statement of activities of a not-for-profit entity (NFP) for current and prior periods shall report the results of operations of the component, including any gain or loss recognized in accordance with paragraphs 360-10-35-40 and 360-10-40-5, in discontinued operations.”  As a result, the Company has revised the consolidated statement of operations and comprehensive income (“statement of operations”) and statement of cash flows, by reclassifying the gain from disposal of a subsidiary of $363,411 from continuing operations to discontinued operations.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

12.           Discontinued Operations (Continued)

According to FASB ASC 810-10-45-1, “as consolidated financial statements are based on the assumption that they represent the financial position and operating results of a single economic entity, such statements shall not include gain or loss on transactions among the entities in the consolidated group.”  Therefore, the Company has revised the statement of operations and statement of cash flows by removing the waiver of loan to subsidiaries of $3,690,590 and the waiver of loan to subsidiaries held for sale of $2,180,779 from continuing operations and reclassified them to discontinued operations.  Also, we have revised this Note 12 by removing the loan forgiveness from continuing operations of $3,690,590, and by reducing other income by $2,180,779 from $2,849,087 to $668,308.

The above changes made to the statement of operations, statement of cash flows and this Note 12 did not have any effect on the net sales, gross profit, net loss, comprehensive loss and earnings per share for the fiscal year ended March 31, 2009.  The changes affected only the loss from continuing operations and loss from discontinuing operations in the statement of operations and statement of cash flows.

The carrying values of the assets and liabilities of the disposal group classified as held for sale as at March 31, 2009 and 2010 were as follows:

	March 31, 2009	March 31, 2010
Assets:	$	$
Cash and bank balances	666,891	28,789
Trade receivables	1,195,973	-
Inventories	-	-
Other receivables, deposits and prepayments	1,950,833	171,103
Current assets of discontinued operations	3,813,697	199,892

Property, plant and equipment	5,704	-
Deferred income tax assets	-	-
Non-current assets of discontinued operations	5,704	-

Total assets of discontinued operations	3,819,401	199,892

Liabilities:
Short term bank loans	3,935,196	-
Trade payables	166,768	-
Rent payable	-	714,711
Accrued charges and deposits	1,685,135	383,012
Liabilities of discontinued operations	5,787,099	1,097,723

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

13	Stockholders’ equity

(a)	Repurchase of common stock

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increases the amount authorized for repurchase from $500,000 to $1,500,000.  The Board of Directors believed that the common stock was undervalued, and that the repurchase of common stock would be beneficial to the Company's shareholders. During the fiscal year ended March 31, 2007, 260,717 ($1,328,560) shares were purchased under this program.  No shares were repurchased during the fiscal year ended March 31, 2008. During the fiscal year ended March 31, 2009, 70,019 ($133,765) shares were purchased under this program.  No shares were repurchased during the fiscal year ended March 31, 2010.  The Company may from time to time repurchase shares of its common stock under this program.

(b)	Preferred stock

The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the shareholders with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2010.

(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans

(a)
On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the “Stock Bonus Plan”) which authorizes the issuance of up to five hundred thousand (500,000) shares of the Company’s common stock in the form of stock bonus.

The purpose of this Stock Bonus Plan is to (i) induce key employees to remain in the employment of the Company or of any subsidiary of the Company; (ii) encourage such employees to secure or increase their stock ownership in the Company; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Company or any of its subsidiaries. The Company believes that the Stock Bonus Plan will promote continuity of management and increase incentive and personal interest in the welfare of the Company.

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

The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Company.  The current committee members are Mr. Anthony So and Mr. Woo Ping Fok.  The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant.  The exercise price of an option may be less than fair market value of the underlying shares of Common Stock.  No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable during the lifetime of the optionee only by the optionee.

The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14           Stock option and bonus plans (Continued)

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

Under the 1996 Non-Employee Directors’ Stock Option Plan, the non-employee directors are automatically granted stock options on the third business day following the day of each annual general meeting of the Company to purchase an aggregate of 600,000 shares of common stock.  The exercise price of all options granted under the 1996 Non-Employee Directors’ Stock Option Plan shall be one hundred percent of the fair market value per share of the common shares on the date of grant.  The maximum term of options granted under the 1996 Non-Employee Directors’ Stock Option Plan is 10 years.  No stock option may be exercised during the first six months of its term except for certain conditions provided in the 1996 Non-Employee Directors’ Stock Option Plan.  The right to acquire the common shares is not assignable except for under certain conditions stipulated in the 1996 Non-Employee Directors’ Stock Option Plan.

In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61.  The options shall expire on March 31, 2013 and can be exercised at any time after granting.  The exercise prices of these options were equal to the fair market value at the time of grant.  No such options have been exercised during the years ended March 31, 2008 2009 and 2010.

In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12.  The options shall expire on March 25, 2014 and can be exercised at any time after granting.  The exercise prices of these options were equal to the fair market value at the time of grant.  No such options have been exercised during the years ended March 31, 2008, 2009 and 2010.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

 (a)           (Continued)

In September 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.20.  The options shall expire on September 12, 2014 and can be exercised at any time after granting.  The exercise prices of these options were equal to the fair market value at the time of grant.  No such option was exercised during the years ended March 31, 2008, 2009 and 2010.

In December 2005, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $4.50. The options shall expire on December 4, 2015 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options had been exercised during the years ended March 31, 2008, 2009 and 2010.

On November 16, 2006, the Board of Directors of the Company voted to rescind the Company’s 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”). All options previously granted under the Non-Employee Directors’ Plan continue in full force and effect pursuant to their terms of grant.

During the fiscal year ended March 31, 2010, no shares or share options were granted under the 1996 stock option plan.

 (b)           The stock options summary as of March 31, 2010 is as follows:

	Number	Weighted average exercise
	of options	price

Balance, March 31, 2008	1,104,500	$4.13
Balance, March 31, 2009	1,104,500	$4.13
Retired	(248,000)	$8.01
Balance, March 31, 2010	856,500	$3.01

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(c)	The following table summarizes the information about all stock options of the Company outstanding as at March 31, 2010:

		Weighted
	Number	average	Exercisable
Weighted average	outstanding at	remaining life	shares at
exercise price	March 31, 2010	(years)	March 31, 2010

$1.61	342,500	3.0	342,500
$2.50	168,000	2.0	168,000
$2.55	10,000	1.6	10,000
$3.65	196,000	1.1	196,000
$4.50	30,000	5.8	30,000
$6.12	40,000	4.0	40,000
$6.20	40,000	4.5	40,000
$7.875	30,000	0.8	30,000
$4.131	856,500	2.5	856,500

The intrinsic value of options outstanding and exercisable was $157,550, $nil and $nil on March 31, 2008, 2009 and 2010, respectively.  The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2008, 2009 and 2010.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

15           Related party transactions

(a)	The Group paid emoluments, commissions and/or consultancy fees to its directors, officers and former directors as follows:

Year ended	Mr. So Hung Gun,		Mr. Chung Kim		Mr. Fok Woo
March 31,	Anthony		Wah		Ping
	Director, Chief Executive Officer and Treasury		Director		Director

2008	$705,901	(i)	$150,479		Nil
2009	$930,256	(i(iii)	$162,502	(iii)	Nil
2010	$800,000	(i)	$151,103		Nil

	Mr. J. Stewart	Mr. Henry	Mr. George		Mr. So Chun Wah,
	Jackson, IV	Schlueter	O’Leary		Albert
	Director	Director and Assistant Secretary	Former Director (iv)		Chief Financial Officer and Secretary

2008	Nil	$59,365 (ii)	Nil		$36,100
2009	Nil	$109,364 (ii)	$240,000	(v)	$86,026
2010	Nil	$78,415 (ii)	$60,000	(v)	$86,538

(i)	Apart from the emoluments paid by the Group as shown above, one of the properties of the Group in Hong Kong is also provided to Mr. So Hung Gun, Anthony as part of his compensation.

(ii)
The amount for the years ended March 31, 2008, 2009 and 2010 represented professional fees paid to Schlueter & Associates, P.C., and the Group’s SEC counsel in which Mr. Henry Schlueter is one of the principals.

(iii)
The amount for the year ended March 31, 2009, included unpaid vacation payment of $114,872 and $13,656 for Mr. So Hung Gun, Anthony, and Mr. Chung Kim Wah, respectively.  The vacation payment was paid in July 2009.

(iv)	Mr. George O’Leary resigned from his position as director of the Company on November 16, 2006.

(v)
This represented a consultancy fee paid to Mr. George O’Leary for provision of support and management services in Germany, for completing an asset deal to sell Korona’s assets (accounts receivable, inventories, toolings and intellectual property rights) to a third party company, and for progressing the liquidation of Korona.

(b)
As of March 31, 2008, BEL had paid deposits of approximately US$1,528,000 with regard to potential investments in a commercial residential building and a land use right in the PRC.  Subsequently, Mr. So, Chairman of Bonso decided to take up BEL’s potential investments and paid BEL the full amount of approximately US$1,528,000 in September 2008.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

16	Concentrations and Credit Risk

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

At March 31, 2008, 2009 and 2010, the Company had credit risk exposure of uninsured cash in banks of approximately $9,653,991, $8,043,535 and $8,085,405, respectively.

A substantial portion, 29%, 45% and 57% of revenue, was generated from one customer for the years ended March 31, 2008, 2009 and 2010, respectively.

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended March 31,
	2008		2009		2010
	US$’000%		US$’000%		US$’000%

Sunbeam Products, Inc.	13,098	29	17,990	45	16,298	57
Gottl Kern + Sohn GMBH	3,487	8	3,913	10	2,576	9
Pitney Bowes Inc.	2,926	6	5,006	12	2,300	8
TTI Tech Co. Ltd	9,148	20	4,512	11	2,127	7
Global Link Corporation Ltd.	8,574	19	2,242	6	820	3
		82		84		84

The following customers had balances greater than 10% of the total accounts receivable as of March 31, 2009 and 2010:

	March 31,
	2009		2010
	US$’000%		US$’000%

Sunbeam Products, Inc.	388	36	457	35
Pitney Bowes Inc.	599	55	248	19
		91		54

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

17	Employee retirement benefits and severance payment allowance

(b)
With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Company in Hong Kong, implemented a defined contribution plan (the “Plan”) with a major international insurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan.  Each eligible employee that chooses to participate in the Plan is required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% depending on the eligible employee’s salary and number of years in service.

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government, and commenced in December 2000.  BEL joined the MPF by implementing a plan with a major international insurance company.  All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, must join the MPF, except for those who joined the Plan before December 2000.  Both the employee’s and employer’s contributions to the MPF are 5% of the eligible employee’s monthly salary and are subject to a maximum contribution of HK$1,000 (US$128) per month.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

(b)
The contributions to each of the above schemes are recognized as employee benefit expenses when they are ue and are charged to the consolidated statement of operations.  The Group’s total contributions to the above schemes for the years ended March 31, 2009 and 2010 amounted to $324,882 and $276,187, respectively.  The Group has no other obligation to make payments in respect of retirement benefits of the employees.

(c)
According to the New Labor Law in the PRC which was effective on January 1, 2009, a company is required to provide one month’s of salary for each year of service as a severance payment.  As such, the company recognized a provision of $658,779 in the fiscal year ended March 31, 2010 for severance payments for staff in the PRC (2009: $785,438).  The accrued severance payment allowance is reviewed every year.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

18           Loss per share

	Year ended March 31
	2008	2009	2010

Loss applicable to common shareholders
– continuing operations	$(6,092,370)	$(3,849,712)	$(532,035)
– discontinued operations	$(2,457,543)	$(3,734,702)	$(125,645)
Net loss	$(8,549,913)	$(7,584,414)	$(657,680)

Weighted average shares outstanding	5,577,639	5,246,903	5,246,903

Loss per share – continuing operations	$(1.09)	$(0.73)	$(0.10)
Loss per share – discontinued operations	$(0.44)	$(0.72)	$(0.03)
Net loss per share, basic and diluted	$(1.53)	$(1.45)	$(0.13)

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive shares of common stock that were outstanding during the period, including stock options.

The diluted net loss per share is the same as the basic net loss per share for the years ended March 31, 2009 and 2010, as all potential ordinary shares (856,500 shares) from the exercise of stock options are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information

(a)
The Group is organized based on the products it offers. Under this organizational structure, the Group’s operations can be classified into three business segments, Scales, Telecommunication Products and Others.

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

The “Others” segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales and telecommunication products, and (ii) sales of scrap materials.

The accounting policies of the Group’s reportable segments are the same as those described in the description of business and significant accounting policies.

           Summarized financial information by business segment as of March 31, 2008, 2009 and 2010 is as follows:

	Net sales	Operating profit /(loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
	$	$	$	$	$

2010

Scales	25,171,847	1,140,018	8,536,220	656,625	224,666
Telecommunication Products	3,021,631	(925,488)	3,870,028	730,415	265,871
Others	349,795	135,123	68,861	-	-
Total operating segments	28,543,272	350,653	12,475,109	1,387,040	490,537
Corporate	-	(1,005,556)	11,013,802	571,258	-
Group	28,543,272	(654,903)	23,488,911	1,958,298	490,537
Discontinued operations			199,892
Total Assets			23,688,803

2009

Scales	30,352,498	150,866	8,706,359	823,564	32,764
Telecommunication Products	9,475,175	(2,065,691)	6,002,985	916,115	38,774
Others	550,525	99,096	42,105	-	-
Total operating segments	40,378,198	(1,815,729)	14,751,449	1,739,679	71,538
Corporate	-	(2,333,534)	10,868,175	713,687	-
Group	40,378,198	(4,149,263)	25,619,624	2,453,366	71,538
Discontinued operations			3,819,401
Total Assets			29,439,025

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (Continued)

 (a)           (Continued)

	Net sales	Operating profit / (loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
2008

Scales	26,649,049	(3,513,366)	7,809,114	608,284	315,588
Telecommunication Products	18,597,938	(2,561,417)	10,426,828	1,092,028	489,789
Others	248,634	44,754	58,799	-	-
Total operating segments	45,495,621	(6,030,029)	18,294,741	1,700,312	805,377
Corporate	-	(3,438,359)	15,749,511	781,924	1,753,343
Group	45,495,621	(9,468,388)	34,044,252	2,482,236	2,558,720
Discontinued operations			7,741,596
Total Assets			41,785,848

Operating profit / (loss) by segment equals total operating revenues less expenses directly attributable to the generation of the segment’s operating revenues.  Operating loss of the corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group.  Identifiable assets by segment are those assets that are used in the operation of that segment.  Corporate assets consist principally of cash and cash equivalents, deferred income tax assets and other identifiable assets not related specifically to individual segments.

(b)
The Group primarily operates in Hong Kong, the PRC, Germany, Canada and the United States.  The manufacture of components and their assembly into finished products and research and development are carried out in the PRC. The Hong Kong office is mainly responsible for the purchase of raw materials and arrangement of shipments. Subsidiaries in Germany, Canada and the United States were responsible for the distribution of electronic scales and telecommunication products in Europe and North America. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong, the PRC, Germany, Canada and the United States.

Total property, plant and equipment, net by geographical areas are as follows:

	March 31,	March 31,	March 31,
	2008	2009	2010
	$	$	$

Hong Kong	1,931,151	1,672,417	1,180,718
The PRC	3,960,526	1,701,836	1,126,168
United States	51,522	-	-
Total property, plant and equipment	5,943,199	3,374,253	2,306,886

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (Continued)

(c)
The following is a summary of net export sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Company for the years ended March 31, 2008, 2009 and 2010:

	Year ended March 31,
	2008		2009		2010
	$	%	$	%	$	%

United States	29,585,942	65	26,923,189	67	19,798,918	69
Germany	5,361,899	12	4,782,280	12	3,922,771	14
Other EC countries	6,652,236	14	2,858,239	7	685,229	3
Asia and others	3,895,544	9	5,814,490	14	4,136,353	14
	45,495,621	100	40,378,198	100	28,543,272	100

(d)	The details of sales made to customers constituting 10% or more of total sales of the Company are as follows:

		Year ended March 31,
	Business segment	2008		2009		2010
		$	%	$	%	$	%

Sunbeam Products, Inc.	Scales	13,097,835	29	17,990,414	45	16,298,234	57

Gottl Kern + Sohn GMBH	Scales	3,487,243	8	3,913,103	10	2,575,643	9

Pitney Bowes Inc.	Scales	2,926,368	6	5,005,648	12	2,300,378	8

TTI Tech Co., Ltd.	Tele-communication Products	9,147,739	20	4,511,621	11	2,126,571	7

Global Link Corporation Ltd.	Tele-communication Products	8,574,010	19	2,241,979	5	819,852	3
		37,233,195	82	33,662,765	83	24,120,678	84

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

20	Fair value of financial instruments

Effective April 1, 2008, we adopted ASC 820 (formerly, SFAS No. 157), “Fair Value Measurements” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

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

The adoption of ASC 820 did not have a material impact on our fair value measurements as the fair value of the Group's assets or liabilities do not differ from their book value.