Form 20-F
period 2011-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2011-09-30
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
(Address of principal executive offices)

Albert So, Chief Financial Officer
Tele: (852) 2605-5822    Fax: (852) 2691-1724
Email: albert@bonso.com
Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
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

    5,577,639 shares of common stock, $0.003 par value, at March 31, 2011 (including 330,736 shares that are held in treasury)

    Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.
Yes ☐                     No ☒

    If the report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.
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
Yes ☐    No  ☒

    Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer   ☐                 Accelerated Filer  ☐                Non-accelerated filer   ☒

    Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐                      Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

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

REFERENCES

In this Annual Report, “China” refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong.  The terms “Bonso,” “we,” “our,” “us,” “The Group” and the “Company” refer to Bonso Electronics International Inc. and, where the context so requires or suggests, our direct and indirect subsidiaries.  References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars, “HK$” are to Hong Kong Dollars, “Euros” or “euro” are to the European Monetary Union's Currency, and “RMB” are to Chinese Renminbi.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

    Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

    Not Applicable.

Item 3.  Key Information

    A.  Selected Financial Data.

    The selected consolidated financial data as of March 31, 2010 and 2011 and for each of the three fiscal years ended March 31, 2011 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.

    The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars.  The selected consolidated financial data set forth below as of March 31, 2007, 2008 and 2009, and for each of the two fiscal years in the period ended March 31, 2008, have been derived from our audited consolidated financial statements that are not included in this Annual Report.  The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data
(in 000’s US$ except for shares and per share data)

	Year Ended March 31,
	2007 (1)(2)	2008 (1)(2)	2009 (1)(2)(3)	2010 (1)(2)	2011 (1)(2)
	$	$	$	$	$
Net sales	48,272	45,496	40,378	28,543	28,387
Cost of sales	(40,304)	(43,629)	(34,707)	(23,693)	(24,760)
Gross margin	7,968	1,867	5,671	4,850	3,627
Selling expenses	(874)	(720)	(649)	(375)	(249)
Salaries and related costs	(3,017)	(3,541)	(3,777)	(2,539)	(2,716)
Research and development expenses	(983)	(883)	(792)	(580)	(334)
Administration and general expenses	(1,655)	(3,351)	(4,602)	(2,011)	(1,959)
Amortization of brand name	(200)	(200)	-	-	-
Impairment of goodwill	-	(843)	-	-	-
Impairment of brand name	-	(1,597)	-	-	-
Impairment on share investment	-	(200)	-	-	-
Income (loss) from operations	1,239	(9,468)	(4,149)	(655)	(1,631)
Interest income	309	198	127	103	6
Interest expenses	(122)	(448)	(209)	(69)	(56)
Foreign exchange loss	(193)	(431)	(279)	(522)	(130)
Gain on disposal of property	-	3,124	162	-	155
Gain on disposal of intangible assets	-	-	-	-	41
Other (expenses) income	(236)	592	707	620	184
Income (loss) before income taxes and minority interest	997	(6,433)	(3,641)	(523)	(1,431)
Income tax (expense) benefit	(910)	341	(208)	(9)	-
Income (loss) from continuing operations	87	(6,092)	(3,849)	(532)	(1,431)
Loss from discontinued operations	(1,458)	(2,458)	(3,735)	(126)	(129)
Net loss	(1,371)	(8,550)	(7,584)	(658)	(1,560)
Earnings (loss) per share
- Continuing operations	$0.01	$(1.09)	$(0.73)	$(0.10)	$(0.27)
- Discontinued operations	$(0.26)	$(0.44)	$(0.72)	$(0.03)	$(0.02)
- Total	$(0.25)	$(1.53)	$(1.45)	$(0.13)	$(0.29)
Weighted average shares	5,577,639	5,577,639	5,246,903	5,246,903	5,246,903
Diluted weighted average shares	5,937,644	5,577,639	5,246,903	5,246,903	5,246,903

(1)  The diluted net loss per share was the same as the basic net loss per share for the fiscal years ended March 31, 2007, 2008, 2009, 2010 and 2011 as all potential ordinary shares, including the stock options, are anti-dilutive and therefore excluded from the computation of diluted net loss per share.

(2)  The statement of operations for fiscal years ended March 31, 2007, 2008, 2009, 2010 and 2011 present continuing and discontinued operations in conjunction with the Consolidated Financial Statements.

(3)  The statement of operations for fiscal year ended March 31, 2009 was restated in conjunction with the Consolidated Financial Statements.

Balance Sheet Data
(in 000’s US$ except for shares and per share data)

	March 31,
	2007 (1)	2008 (1)	2009 (1)	2010 (1)	2011 (1)
	$	$	$	$	$
Cash and cash equivalents	8,118	9,654	8,044	8,085	5,407
Working capital of continuing operations	16,842	11,815	11,244	10,538	7,933
Total assets of continuing operations	-	34,044	25,620	23,489	21,807
Total assets of discontinued operations	-	7,742	3,819	200	5
Total assets	47,519	41,786	29,439	23,689	21,812
Current liabilities of continuing operations	16,394	11,990	6,993	6,789	6,285
Long-term debts and capital leases	59	184	52	-	-
Deferred income tax assets	87	22	-	-	-
Total liabilities of continuing operations	-	14,774	9,654	9,403	8,899
Total liabilities of discontinued operations	-	6,107	5,787	1,098	1,086
Common stock	17	17	17	17	17
Shareholders’ equity	31,051	20,904	13,998	13,188	11,827
Dividends declared per share	-	-	-	-	-

(1)  The selected financial data for balance sheets for fiscal years ended March 31, 2007, 2008, 2009, 2010 and 2011 present continuing and discontinued operations in conjunction with the Consolidated Financial Statements.

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report.  The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar or the Chinese Renminbi.  The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won.  Under the rules, the RMB is allowed to move 0.3% on a daily basis against the U.S. Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%.  Following the removal of the U.S. Dollar peg, the RMB appreciated more than 20% against the U.S. Dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. Dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. Dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the government of the People’s Republic of China (“PRC”) would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the RMB exchange rate.  As of September 20, 2011, the RMB was valued at 6.3595 per U.S. Dollar.  On June 19, 2010, the PBOC released a statement indicating that it would "proceed further with reform of the RMB exchange rate regime and increase the RMB exchange rate flexibility.”  Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position and the value of our common shares and any dividends payable to our common shareholders in U.S. Dollars.  In addition, the Chinese government continues to receive significant international pressure to further liberalize its currency policy and as a result may further change its currency policy.  The Chinese government in the past has expressed its intention in the Basic Law of the PRC to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China in July 1997.  However, there can be no assurance that the Hong Kong Dollar will remain pegged against the U.S. Dollar or that the Chinese Renminbi will not be allowed to fluctuate more than 0.5% on a daily basis.  If the current exchange rate mechanism is changed, we shall face increased currency risks, which could have a material adverse effect upon the Company.

    We Face Significant Risks If The Chinese Government Changes Its Policies, Laws, Regulations, Or Tax Structure Or Its Current Interpretations Of Its Laws, Rules And Regulations Relating To Our Operations In China.  Our manufacturing facility and the new manufacturing facility we are developing in XinXing are located in China.  As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties.  Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations, confiscatory taxation, changes in employment restrictions, restrictions on imports and sources of supply, import duties, corruption, currency revaluation or the expropriation of private enterprise could materially and adversely affect us.  Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activity and greater economic decentralization.  If the Chinese government does not continue to pursue its present policies that encourage foreign investment and operations in China, or if these policies are either not successful or are significantly altered, then our business operations in China could be adversely affected.  We could even be subject to the risk of nationalization, which could result in the total loss of investment in that country.  Following the Chinese government’s policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection.  Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us.  Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications.  If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we might have to discontinue our operations.

    Continuing Economic Weakness May Adversely Affect Our Earnings, Liquidity And Financial Position.  The Company’s business has been challenging recently as a consequence of adverse worldwide economic conditions.  In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations. These concerns slowed global economic growth and resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. The global economic weakness has negatively impacted our operating results since 2008.  While there are signs that the overall economic situation is stabilizing, any recovery in the economy may be weak or short-lived. Recessionary conditions may return. If any of these potential negative economic conditions occur, a number of material adverse effects on our business could occur and could have a negative impact upon our results of operations.  Further, slower overall growth of the Chinese economy may have a material adverse effect upon the Company and its results of operations.

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

    Changes To PRC Tax Laws And Heightened Efforts By China’s Tax Authorities To Increase Revenues Are Expected To Subject Us To Greater Taxes.  Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations.  However, on March 16, 2007, the Chinese government enacted a unified enterprise income tax law, or “EIT,” which became effective on January 1, 2008.  Prior to the EIT, as a foreign invested enterprise, or “FIE,” located in Shenzhen of the PRC, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008.  Under the EIT, apart from those qualified as high-tech enterprises, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25% in year 2012 and afterward.  We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect.  We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

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

    If Our Sole Factory Were Destroyed Or Significantly Damaged As A Result of Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected.  All of our products are manufactured at our manufacturing facility located in Shenzhen, China.  Fire-fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $26.4 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings.  We do not maintain business interruption insurance.  Investors are cautioned that material damage to, or the loss of, our factory due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

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

    Enforcement of the Labor Contract Law, Minimum Wage Increases and Future Changes In The Labor Laws In China May Result In The Continued Increase In Labor Costs. On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions.  In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practices do not, or will not, violate the Labor Contract Law and other labor-related regulations. Between the fiscal years ended March 31, 2007 and 2011, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate.  In accordance with the new minimum wage set by the local authorities in May 2010, we increased the minimum wage for labor from RMB 900 (or approximately $132) per month to RMB 1,100 (or approximately $162) per month beginning July 1, 2010.  The minimum wage was increased to RMB 1,320 (or approximately $206) per month beginning April 1, 2011.  We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facility without substantially increasing our non-production salaries and related costs.  This increase in minimum wage will increase our labor costs by 20%, or approximately $955,000, annually.  If we are subject to severe penalties or incur significant liabilities in connection with the enforcement of the Labor Contract Law, disputes or investigations, our business and results of operations may be adversely affected.  Any future changes in the labor laws in the PRC could result in our having to pay increased labor costs.  There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

    If We Were To Lose Our Existing Banking Facilities Or Those Facilities Were Substantially Decreased Or Less Favorable Terms Were Imposed Upon Us, The Company Could Be Materially And Adversely Affected.  We maintain banking facilities with a number of different banks, which are typically subject to renewal on an annual basis.  We use our banking facilities to fund our working capital requirements.  In recent months, the credit markets in Hong Kong and throughout the world have tightened and experienced extraordinary volatility and uncertainty.  We have had discussions with several of our banks and believe that the availability of our banking facilities will continue on terms that are acceptable to us.  However, as a result of changes in the capital or other legal requirements applicable to the banks that provide our banking facilities or if our financial position and operations were to deteriorate further, our costs of borrowing could increase or the terms of our banking facilities could be changed so as to impact our liquidity.  If we are unable to obtain needed capital on terms acceptable to us, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Risk Factors Relating to Our Business

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue.  If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted.  Traditionally, we have relied upon four customers for a significant portion of our sales during the fiscal year.  During the fiscal years ended March 31, 2009, 2010 and 2011, the same four customers accounted for approximately 78%, 81% and 83% of sales, respectively.  During the fiscal year ended March 31, 2011, 60% of our sales were to a single customer (57% during the fiscal year ended March 31, 2010).  We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue.  The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

Defects In Our Products Could Impair Our Ability To Sell Our Products Or Could Result In Litigation And Other Significant Costs.  Detection of any significant defects in our products may result in, among other things, delay in time-to-market, loss of market acceptance and sales of our products, diversion of development resources, injury to our reputation or increased warranty costs.  Because our products are complex, they may contain defects that cannot be detected prior to shipment.  These defects could harm our reputation, which could result in significant costs to us and could impair our ability to sell our products.  The costs we may incur in correcting any product defects may be substantial and could decrease our profit margins.

Since certain of our products are used in applications that are integral to our customers’ businesses, errors, defects or other performance problems could result in financial or other damages to our customers, which would likely result in adverse effects upon our business with these customers.  If we were involved in any product liability litigation, even if it were unsuccessful, it would be time-consuming and costly to defend.  Further, our product liability insurance may not be adequate to cover claims.

Our Sales Through Retail Merchants Result In Seasonality, Susceptibility To A Downturn In The Retail Economy And Sales Variances Resulting From Retail Promotional Programs.  Many of our other customers sell to retail merchants.  Accordingly, these portions of our customer base are susceptible to a further downturn in the retail economy.  A greater number of our sales of scales and telecommunications products occur between the months of July and October for shipment in the summer in preparation of the Christmas holiday.  Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation.  However, past sales patterns may not be indicative of future performance.  A significant portion of our sales in Europe is attributable to the promotional programs of our retail industry customers.  These promotional programs result in significant orders by customers who do not carry our products on a regular basis.  We cannot assure you that promotional purchases by our retail industry customers will be repeated regularly, or at all.  Further, our promotional sales could cause our quarterly results to vary significantly.  The reduction in promotional purchases would likely have a material adverse effect upon our results of operations.

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

Customer Order Estimates May Not Be Indicative Of Actual Future Sales.  Some of our customers have provided us with forecasts of their requirements for our products over a period of time.  We make many management decisions based on these customer estimates, including purchasing materials, hiring personnel and other matters that may increase our production capacity and costs.  If a customer reduces its orders from prior estimates after we have increased our production capabilities and costs, this reduction may decrease our net sales and we may not be able to reduce our costs to account for this reduction in customer orders.  Many customers do not provide us with forecasts of their requirements for our products.  If those customers place significant orders, we may not be able to increase our production quickly enough to fulfill the customers’ orders.  The inability to fulfill customer orders could damage our relationships with customers and reduce our net sales.

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

Certain Subsidiaries Of The Company Received On-going Enquiries From The Local Tax Authorities During The Year.  If The Subsidiaries Were Finally Held Liable For Such Additional Taxation, Our Consolidated Net Income And The Value Of Your Investment Could Be Substantially Reduced.  During the fiscal years ended March 31, 2009, 2010 and 2011, certain of our subsidiaries were, and continue to be, subject to enquiries from the local tax authorities.  Upon the adoption of ASC 740 (formerly FIN 48), “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” or FIN 48, the Company recorded a provision of approximately $2,164,000 in relation to uncertain tax positions as of April 1, 2007.  The assessment is subject to final determination by the local tax authorities and may be different from what we have recorded as a provision.  As such, there can be no assurance that the inquiry will not result in the imposition of additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations.

Contractual Arrangements We Have Entered Into Among Us And Our Subsidiaries May Be Subject To Scrutiny By The Respective Tax Authorities, And A Finding That Bonso And Its Subsidiaries Owe Additional Taxes Could Substantially Reduce Our Consolidated Net Income And The Value Of Your Investment.  We could face material and adverse tax consequences if the respective tax authorities determine that the contractual arrangements among our subsidiaries and Bonso do not represent an arm’s length price and adjust Bonso’s, or any of its subsidiaries’, income in the form of a transfer pricing adjustment.  Bonso did not consider it necessary to make tax provision in this respect.  However, there can be no assurance that the assessment performed by the local tax authorities will result in the same position.  A transfer pricing adjustment could, among other things, result in a reduction, for tax purposes, of expense deductions recorded by Bonso or any of its subsidiaries, which could in turn increase its tax liabilities.  In addition, the tax authorities may impose late payment fees and other penalties on our affiliated entities for underpaid taxes.  Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Increased Prices For Raw Materials May Have A Negative Impact Upon Us.  During the fiscal year ended March 31, 2011, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials.  If oil prices continue to increase in the future, it will likely result in an increase in the costs of components to us, as well as an increase in our operating expenses, which may have a material adverse effect upon our business and results of operations.

We May Face An Increased Shortage Of Factory Workers.  During the fiscal years ended March 31, 2007 and 2008, we experienced labor shortages for factory workers.  During the fiscal year ended March 31, 2009, we reduced our number of factory workers due to the decrease in demand for our products.  Further, we reduced our labor requirements by subcontracting out some production processes during the fiscal year ended March 31, 2009. During the fiscal year ended March 31, 2010, we increased the number of our factory workers.  During the fiscal year ended March 31, 2011, we again reduced our full workforce in Shenzhen, PRC as we prepare to transit our operations to a new factory in XinXing.  See “Employees” below.  There can be no assurance that we will not experience an increased need for workers in China in the future or that we can adequately staff the factory, including our new factory in XinXing.  The inability to adequately staff our factory could have a material adverse impact on production, which could lead to delays in shipments or missed sales.  In the event that we have delayed or lost sales, we may need to deliver goods by air at our cost to ensure that our products arrive on time, which would likely result in an increase in air freight costs and vendor fines and could result in missed sales, any of which could have a material adverse effect upon our business and our results from operations.  We intend to monitor the quality of goods from outsourcing through our incoming quality control process; however, we cannot guarantee the ability of our subcontractors to deliver goods on time.

Recent Changes In The PRC’s Labor Law Could Penalize Bonso If It Needs To Make Additional Workforce Reductions.  In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008.  It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts.  An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty.  Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations.  Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau.  During the fiscal year ended March 31, 2011, we recognized a provision for severance payment of $659,000 in anticipation of reducing our full workforce in Shenzhen, PRC as we transit our operations to a new factory in Xinxing (2010: $659,000).  This accrued severance payment allowance is reviewed every year.  We may incur much higher costs under China’s labor laws if we are forced to downsize again, and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

We Face Increasing Competition In Our Industry And May Not Be Able To Successfully Compete With Our Competitors.  Our business is in an industry that is becoming increasingly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have.  As a result, we may be unable to compete successfully with these competitors.  We compete with scale manufacturers in the Far East, the United States, and Europe.  We believe that our principal competitors in the scale and telecommunications market are other original equipment manufacturer (“OEM”) and original design manufacturer (“ODM”) manufacturers, and all companies engaged in the branded, ODM and OEM business.  Both the scale and the telecommunications markets are highly competitive, and we face pressures on pricing and lower margins, as evidenced by the decline in margins that we have experienced with our scale and telecommunications products.  Lower margins may affect our ability to cover our costs, which could have a material negative impact on our operations and our business.

We Are Controlled By Our Management, Whose Interest May Differ From Those Of The Other Shareholders.  As of August 31, 2011, Mr. Anthony So, our founder and Chairman, beneficially owns approximately 44.4% of the shares of our common stock, including shares underlying his outstanding options, or 40.9% of the issued and outstanding shares of our common stock.  Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities.  Mr. So may be able to prevent or cause a change in control of the Company.  We also may be prevented from entering into transactions that could be beneficial to us without Mr. So’s consent.  The interest of our largest shareholder may differ from the interests of other shareholders.

Due To Inherent Limitations, There Can Be No Assurance That Our System Of Disclosure And Internal Controls And Procedures Will Be Successful In Preventing All Errors Or Fraud Or In Informing Management Of All Material Information In A Timely Manner.  Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud.  A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been or will be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Compliance Costs With The Securities Laws And Regulations Pursuant To The Sarbanes-Oxley Act of 2002 Will Increase Our Costs. The Sarbanes-Oxley Act of 2002 that became law in July 2002 has required changes in some of our corporate governance, securities disclosure, accounting and compliance practices.  In response to the requirements of that act, the Securities and Exchange Commission and NASDAQ have promulgated new rules on a variety of subjects.  Compliance with these rules, as well as with the Sarbanes-Oxley Act of 2002, including, but not limited to, compliance with Section 404 that requires management to assess the effectiveness of its internal control over financial reporting, has increased our legal, financial and accounting costs, and we expect the cost of compliance with these new rules to be permanent.  Further, the new rules may increase the expenses associated with our director and officer liability insurance.

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

Our Results Could Be Affected By Changes In Currency Exchange Rates.  Changes in currency rates involving the Hong Kong Dollar or Chinese Renminbi could increase our expenses.  During the fiscal years ended March 31, 2009, 2010 and 2011, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $279,000, $522,000 and $130,000, respectively.  Generally, our revenues are collected in United States Dollars.  Our costs and expenses are paid in United States Dollars, Hong Kong Dollars, and Chinese Renminbi.  We face a variety of risks associated with changes among the relative value of these currencies.  Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations.  If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected.  In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations.  If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union.  This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world.  If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

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

We Generally Have No Written Agreements With Suppliers To Obtain Components, And Our Margins And Operating Results Could Suffer From Increases In Component Prices.  We are typically responsible for purchasing components used in manufacturing products for our customers.  We generally do not have written agreements with our suppliers of components.  This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from the orders of our customers.  Prices of components may increase in the future for a variety of reasons.  Accordingly, additional increases in component prices could materially and adversely affect our gross margins and results of operations.

Certain Legal Consequences of Foreign Incorporation and Operations

Judgments Against The Company And Management May Be Difficult To Obtain Or Enforce.  We are a holding corporation organized as an International Business Company under the laws of the British Virgin Islands (“BVI”), and our principal operating subsidiaries are organized under the laws of Hong Kong and the laws of the PRC.  Our principal executive offices are located in Hong Kong and the PRC.  Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of United States federal securities laws.  In addition, most of our officers and directors reside outside the United States, and the assets of these persons are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon these persons or to enforce against the Company or these persons judgments predicated upon the liability provisions of United States federal securities laws.  Our Hong Kong counsel and our British Virgin Islands counsel have advised that there is substantial doubt as to the enforceability against us or any of our directors or officers in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of United States federal securities laws.

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

Future Issuances Of Preference Shares Could Materially And Adversely Affect The Holders Of Our Common Shares Or Delay Or Prevent A Change Of Control.  Our Memorandum and Articles of Association provide the ability to issue an aggregate of 10,000,000 shares of preferred stock in four classes.  While no preferred shares are currently issued or outstanding, we may issue preferred shares in the future.  Future issuance of preferred shares could materially and adversely affect the rights of the holders of our common shares, dilute the common shareholders’ holdings or delay or prevent a change of control.

Our Shareholders Do Not Have The Same Protections Or Information Generally Available To Shareholders Of U.S. Corporations Because The Reporting Requirements For Foreign Private Issuers Are More Limited Than Those Applicable To Public Corporations Organized In The United States.  We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).  We are not subject to certain provisions of the Exchange Act applicable to United States public companies, including:  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within six months or less).  Because we are not subject to these rules, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.

Our Board’s Ability To Amend Our Charter Without Shareholder Approval Could Have Anti-Takeover Effects That Could Prevent A Change In Control.  As permitted by the laws of the British Virgin Islands, our Memorandum and Articles of Association may be amended by our board of directors without shareholder approval.  This includes amendments to increase or reduce our authorized capital stock.  Our board’s ability to amend our charter documents without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Bonso, including a tender offer to purchase our common shares at a premium over the current market price.

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

Effective as of August 1, 2002, we acquired 51% of the equity of Gram Precision Scales Inc. (“Gram Precision”).  Gram Precision is primarily engaged in the distribution and marketing of pocket scales in the United States, Canada and Europe.  Effective November 1, 2008, we sold our 51% of the equity of Gram Precision to Mohan Thadani, the founder of Gram Precision.

In April 2007, we formed a new wholly-owned subsidiary, Bonso USA, Inc., a Nevada corporation (“Bonso USA”), to focus on the sales of industrial scales in the U.S. market.  We are in the process of liquidating Bonso USA.

Our corporate administrative matters are conducted through our registered agent, HWR Services Limited, P.O. Box 71, Road Town, Tortola, British Virgin Islands.  Our principal executive offices are located at Unit 1404, 14/F, Cheuk Nang Centre, 9 Hillwood Road, Tsimshatsui, Kowloon, Hong Kong.  Our telephone number is (852) 2605-5822, our facsimile number is (852) 2691-1724, our e-mail address is info@bonso.com and our website is www.bonso.com.

Our principal capital expenditures on property, plant and equipment over the last three years are set forth below:

	2009	2010	2011
Property plant & equipment and land use rights	$72,000	$491,000	$1,397,000

Our capital expenditures include the purchase of machinery used in the production of certain of our products.

All of the foregoing capital expenditures were financed principally from internally generated funds.

In November, 2006, Bonso entered into a land purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire a piece of land consisting of 133,500 square meters for future expansion of the Company’s operations in XinXing.  This new piece of land is more than triple the size of the land upon which the Company's existing facilities are located in Shenzhen, China.  The land transfer was completed in 2009.  The first phase of construction of the new manufacturing facilities has commenced, and the construction is expected to finish in 2012.

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

Products

Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.  These products accounted for 75% of revenue for the fiscal year ended March 31, 2009, 88% for 2010 and 91% for 2011.  We believe that our industrial scales will continue to be a larger portion of our scales revenue as we are able to secure orders from our major customers.

Our wireless telecommunications products include two-way radios and cordless telephones that are used in consumer and commercial applications.  These products accounted for 24% of revenue for the fiscal year ended March 31, 2009, 11% for 2010 and 7% for 2011.  The decrease in sales of telecommunications products was caused by the continuation of the Company’s decision to give up orders of telecommunications products with low profit margins.  Management believes that the revenue from our telecommunications products will end since the Company terminated its production of telecommunications products in February 2011.

The Company has recently begun to produce certain electrical pet care products, including a bark control device.  The Company did not have any revenue from pet care products during the fiscal year ended March 31, 2011.  As of the date of this report, it remains to be seen if pet care products will become a significant new product line for the Company.

We also receive revenue from certain customers for the development and manufacture of tooling and molding for scales and telecommunication products.  Generally, these tools and moulds are used by us for the manufacture of products.  We also generate some sales of scrap materials.  These revenues accounted for approximately 1% of net sales for the fiscal years ended March 31, 2009, 1% for 2010 and 2% for 2011.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2009, 2010, and 2011:

	Year ended March 31,
Product Line	2009	2010	2011
Scales	75%	88%	91%
Telecommunication Products	24%	11%	7%
Others	1%	1%	2%
Total	100%	100%	100%

Business Strategy

We believe that our continued growth depends upon our ability to strengthen our customer base by enhancing and diversifying our products, increasing the number of customers and expanding into additional markets while maintaining or increasing sales of our products to existing customers.  Our continued growth and our ability to become profitable are also dependent upon our ability to control production costs and increase production capacity.  Our strategy to achieve these goals is as follows:

Product Enhancement And Diversification.  We continually seek to improve and enhance our existing products in order to provide a longer product life-cycle and to meet increasing customer demands for additional features.  Our research and development staff are currently working on a variety of projects to enhance our existing scale products and in the postal scale/meter area.  See “Products, Research and Development/Competition” below.

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

Controlling Production Costs.  In 1989, recognizing that labor cost is a major factor permitting effective competition in the consumer electronic products industry, we relocated all of our manufacturing operations to China to take advantage of the large available pool of lower-cost manufacturing labor.  We located our manufacturing facilities within 50 miles of Hong Kong in order to facilitate transportation of our products to markets outside of China while benefiting from the advantages associated with manufacturing in China and in the Shenzhen Special Economy Zone.

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

Customers and Marketing

We sell our products primarily in the United States and Europe.  Customers for our products are primarily OEM's, OBM's and ODM's, which market the products under their own brand names.  We continue to market our products to OEM’s, OBM’s and ODM’s at trade shows and via e-mail and facsimile.

Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 2009, 2010 and 2011.

	Year ended March 31:
	2009		2010		2011
	$ in thousands	%	$ in thousands	%	$ in thousands	%
United States of America	26,923	67	19,799	69	18,893	67
Germany	4,782	12	3,923	14	5,557	20
Other European Countries	2,858	7	685	3	1,011	3
Asia and Others	5,815	14	4,136	14	2,926	10
Total	40,378	100	28,543	100	28,387	100

We maintain a marketing and sales team of eight people.  Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customers’ specific needs.  We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives and through the use of direct mail catalogues and product literature.  During the fiscal years ended March 31, 2009, 2010 and 2011, we recorded total commission payments of approximately $92,000, $42,000 and $3,000, respectively.  In addition, our marketing teams contact existing and potential customers by telephone, mail and facsimile and in person.

Our major sensor-based electronic scale products customers and their percentage of sales for the prior three fiscal years are below:

Percent of Sales – Year ended March 31:

Electronics Sensor Customers	2009	2010	2011
Sunbeam Products, Inc.	45%	57%	60%
Gottl Kern + Sohn GMBH	10%	9%	14%
Pitney Bowes Inc.	12%	8%	6%

Our major telecommunications products customer and its percentage of sales for each of the prior three fiscal years are below:

Percent of Sales – Year ended March 31:

Telecommunications Customer	2009	2010	2011
TTI Tech Co., Ltd.	11%	7%	3%

Component Parts and Suppliers

We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components.  We purchase components for our products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and China.

During the fiscal years ended March 31, 2007 and 2008, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials.  Further, we believe that costs of component parts increased during this time period due to an increase in worldwide demand for electronic components such as those used in the production of our products.  During the fiscal year ended March 31, 2009 and 2010, there were no significant changes to the price of oil, steel or other raw materials.  However, the price of oil and other raw materials increased during the fiscal year ended March 31, 2011.  We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier and allowing for longer delivery lead times.  Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.

Quality Control

We have received ISO 9001:2000 certification from Det Norske Veritas Certification B.V., the Netherlands.  The ISO 9001:2000 certification was awarded to our subsidiary, Bonso Electronics Limited and to Bonso Electronics Limited’s subsidiary Bonso Electronics (Shenzhen) Company Limited.  Further, we have received TL 9000 certification for our telecommunications products.  We have also received certification according to the Environmental Management Standards of ISO 14001:2004, the Occupational Health and Safety Management Standard of OHSAS 18001 and management system for medical devices of ISO13485:2003.

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

ISO 13485 certification ensures that we have implemented and maintained a quality system for the design and manufacture of medical devices and allows us to develop and manufacture safe and effective medical devices.

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

Product Research and Development/Competition

The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEM's, OBM's and ODM's.  We believe our engineering and product development capabilities are important to the future success of our business.  As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications.  Some of our product design, research and development activities are customer funded and are under agreements with specific customers for specific products.  We have successfully lowered the costs for our research and development team by moving most research and development activities to our facilities in China.  We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong.  At March 31, 2011, we employed 25 individuals in Hong Kong and China for our engineering staff, who are at various times engaged in research and development.  The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of, and in accordance with, the specifications provided by the ODM's and OEM's.  We anticipate hiring additional research and development personnel to meet the increased demand for scale products.

The manufacture and sale of electronic sensor-based and wireless products is highly competitive.  Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity.  Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement.  There can be no assurance that we will enjoy the same degree of success in these efforts in the future.  Research and development expenses aggregated approximately $792,000 during the fiscal year ended March 31, 2009, $580,000 during the fiscal year ended March 31, 2010 and $334,000 during fiscal year ended March 31, 2011.

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

Effective November 1, 2008, we sold our 51% of the equity of Gram Precision to Mohan Thadani, the founder of Gram Precision.  Gram Precision was primarily engaged in the distribution and marketing of pocket and industrial scales in the United States, Canada and Europe.

In April 2007, we formed a wholly-owned subsidiary, Bonso USA, a Nevada corporation.  We are in the process of dissolving Bonso USA.

Property, Plant and Equipment

British Virgin Islands

Our corporate administrative offices are located at Cragmuir Chambers, Road Town, Tortola, British Virgin Islands and corporate administrative matters are conducted through our registered agent, HWR Services Limited, located at P.O. Box 71, Road Town, Tortola, British Virgin Islands.

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

We also own one residential property in Shenzhen, which is located at Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China.  It consists of approximately 1,591 square feet and is utilized by our directors when they require accommodations in China.

We also own two office units in Beijing, namely Units 12 and 13 on the third floor, Block A of Sunshine Plaza in Beijing, China.  Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet.  One Unit is rented to an unaffiliated third party for an aggregate monthly rental of approximately RMB 14,000, or approximately $2,000, while the other unit is rented to another unaffiliated third party for an aggregate monthly rental of approximately RMB8,000 or approximately $1,000.

In November, 2006, Bonso entered into a land use right purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire a piece of land of 133,500 square meters for future expansion of the Company’s operations in XinXing.  The land transfer was completed in 2009.  During the fiscal year ended March 31, 2010, the first phase of construction of the new manufacturing facilities commenced, and the construction is expected to be completed in 2012.

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

Overview

During the fiscal year ended March 31, 2011, the Company experienced decreased revenues.  Our sales dropped due to the Company’s decision to terminate the manufacturing of telecommunication products.  Sales for electronic scales increased due to higher demand for consumer products.

We derive our revenues principally from the sale of sensor-based scales manufactured in China, which represent 91% of total sales for the fiscal year ended March 31, 2011.  As mentioned in Item 3. – “Key Information – Risk Factors,” we are dependent upon a limited number of major customers for a significant portion of our revenues.  Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers.  Further, the pricing of our scales and telecommunication products are becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed approximately 87% of our revenue during the fiscal year ended March 31, 2011.

During the fiscal year ended March 31, 2009, net sales from continuing operations were approximately $40,378,000, and net loss was approximately $7,584,000.  During the fiscal year ended March 31, 2010, net sales from continuing operations were approximately $28,543,000, and net loss was approximately $658,000.  During the fiscal year ended March 31, 2011, net sales from continuing operations were approximately $28,387,000, and net loss was approximately $1,560,000.

Costs are increasing in China, and our labor costs represented approximately 16.8% of our total production costs in the fiscal year ended March 31, 2011, compared to 16.5% in the fiscal year ended March 31, 2010.  There was no change in the minimum wage set by the PRC government during the fiscal year ended March 31, 2010, as compared to fiscal year ended March 31, 2009.  In accordance with the new minimum wage set by the local authorities in May 2010, we increased the minimum wage for labor from RMB 900 (or approximately $132) per month to RMB 1,100 (or approximately $162) per month beginning July 1, 2010.  The minimum wage was increased to RMB 1,320 (or approximately $206) per month beginning April 1, 2011.  We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facility without substantially increasing our non-production salaries and related costs.  This increase in minimum wage will increase our labor costs by 20%, or approximately $955,000, annually.  There can be no assurance that labor costs will not further increase or that any additional increase in labor costs will not have a material adverse effect upon our results of operations.

We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future.  Prices of raw materials increased during the fiscal year ended March 31, 2011 but did not vary significantly during the fiscal year ended March 31, 2010.  Prices of raw materials decreased during the fiscal year ended March 31, 2009 due to decreases in oil prices.  There can be no assurance that raw material costs will not fluctuate or that any additional increase in raw material costs will not have a material adverse effect upon our results of operations.

Operating Results

The following table sets forth selected income data as a percentage of net sales for the periods indicated:

	Fiscal Year Ended March 31,
	2009	2010	2011
Statement of Operations Data	%	%	%

Net sales	100.0	100.0	100.0
Cost of sales	(86.0)	(83.0)	(87.2)
Gross margin	14.0	17.0	12.8
Selling expenses	(1.6)	(1.3)	(0.9)
Salaries and related costs	(9.4)	(9.0)	(9.6)
Research and development expenses	(2.0)	(2.0)	(1.2)
Administration and general expenses	(11.4)	(7.0)	(6.9)
Loss from operations	(10.4)	(2.3)	(5.7)
Interest income	0.3	0.4	0.0
Interest expenses	(0.5)	(0.3)	(0.2)
Foreign exchange loss	(0.6)	(1.8)	(0.5)
Gain on disposal of property	0.4	-	-
Other income	1.8	2.1	1.3
Loss before income taxes	(9.0)	(1.9)	(5.0)
Income tax expenses	(0.5)	(0.0)	(0.0)
Loss from continuing operations	(9.5)	(1.9)	(5.0)
Loss from discontinued operations	(9.3)	(0.4)	(0.5)
Net loss	(18.8)	(2.3)	(5.5)

Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010

Net Sales.  Our sales decreased approximately $156,000, or 0.5%, from approximately $28,543,000 for the fiscal year ended March 31, 2010 to approximately $28,387,000 for the fiscal year ended March 31, 2011.  The decrease in sales was primarily the result of decreased demand for our telecommunication products.  Sales of our scales and other business increased 3.2% from approximately $25,522,000 for the fiscal year ended March 31, 2010 to approximately $26,331,000 for the fiscal year ended March 31, 2011, and sales for telecommunications products decreased 32.0% from approximately $3,022,000 for the fiscal year ended March 31, 2010 to approximately $2,056,000 for the fiscal year ended March 31, 2011.  The increase in sales for scales and other business was the result of increased demand for consumer electronics scale products.  The decrease in sales for telecommunications products was caused by the continuation of the Company’s decision to give up orders of telecommunications products with low profit margins.

Gross Margin.  Gross margin as a percentage of revenue decreased to approximately 12.8% during the fiscal year ended March 31, 2011, as compared to approximately 17.0% during the fiscal year ended March 31, 2010.  The lower gross margin was primarily the result of the increased prices of raw materials and increase in labor costs mainly due to the increase in minimum wage in China.

Selling Expenses.  Selling expenses decreased by approximately $126,000 from approximately $375,000 for the fiscal year ended March 31, 2010 to approximately $249,000 for the fiscal year ended March 31, 2011, or 33.6%.  Local freight costs and related selling expenses decreased during the year due to consolidation of shipments made during the fiscal year ended March 31, 2011.

Salaries And Related Costs.  Salaries and related costs increased by approximately $177,000, or 7.0%, from approximately $2,539,000 for the fiscal year ended March 31, 2010 to approximately $2,716,000 for the fiscal year ended March 31, 2011.  The increase in salaries and related costs was primarily the result of increased salary for staff in China as a result of the minimum wage increase during the fiscal year ended March 31, 2011.

Research And Development.  Research and development expenses decreased approximately $246,000, or 42.4%, from approximately $580,000 for the fiscal year ended March 31, 2010 to approximately $334,000 for the fiscal year ended March 31, 2011.  The decrease in research and development was primarily the result of a reduction in the number of total engineers employed.  Research and Development as a percentage of revenue decreased from 2.0% during the fiscal year ended March 31, 2010 to 1.2% during the fiscal year ended March 31, 2011.

Administration And General Expenses.  Administration and general expenses decreased by approximately $52,000, or 2.6%, from approximately $2,011,000 for the fiscal year ended March 31, 2010 to approximately $1,959,000 for the fiscal year ended March 31, 2011.  The reduction was the result of various cost reductions undertaken by the Company to cope with the reduced revenue.  During the fiscal year ended March 31, 2011, the Company terminated the rented office in Hong Kong and combined all the functions with the existing factory in Shenzhen.

Loss From Operations.  As a result of the factors described above, loss from operations increased by 149.0% from a loss of approximately $655,000 for the fiscal year ended March 31, 2010 to a loss of approximately $1,631,000 for the fiscal year ended March 31, 2011.

Interest Income.  Interest income decreased by $97,000, or 94.2%, from approximately $103,000 for the fiscal year ended March 31, 2010 to approximately $6,000 for the fiscal year ended March 31, 2011.  The decrease was the result of fewer deposits in savings accounts and a decrease in interest rates for interest bearing accounts during the fiscal year ended March 31, 2011.

Interest Expenses.  Interest expenses decreased approximately $13,000, or 18.8%, from approximately $69,000 for the fiscal year ended March 31, 2010 to approximately $56,000 for the fiscal year ended March 31, 2011.  This decrease was primarily the result of a decrease in utilization of the Company’s banking facilities during the fiscal year ended March 31, 2011.

Foreign Exchange Loss. Foreign exchange loss decreased approximately $392,000, or 75.1%, from approximately $522,000 for the fiscal year ended March 31, 2010 to approximately $130,000 for the fiscal year ended March 31, 2011.  This decrease was primarily the result of the appreciation of the United States Dollar compared to the Chinese Renminbi during the fiscal year ended March 31, 2011, as compared to a significant appreciation of the Chinese Renminbi to the United States Dollar during the fiscal year ended March 31, 2010.

Other Income.  Other income decreased approximately $436,000, or 70.3%, from approximately $620,000 for the fiscal year ended March 31, 2010 to approximately $184,000 for the fiscal year ended March 31, 2011.  During the fiscal years ended March 31, 2010 and 2011, the Company recovered $210,000 and $45,000, respectively, of a bad debt from the sale of Gram Precision that was previously impaired.

Income Tax Expense.  Income tax expense was $9,000 during the fiscal year ended March 31, 2010, as compared to $0 during the fiscal year ended March 31, 2011.  The income tax expense decreased due to losses in each of our segments for the fiscal year ended March 31, 2011.

Loss from Discontinued Operations. Loss from discontinued operations increased approximately $3,000 from $126,000 for the fiscal year ended March 31, 2010 to approximately $129,000 for the fiscal year ended March 31, 2011.  The increase was the result of increased liquidation costs recognized during the fiscal year ended March 31, 2011.

Net Loss.  As a result of the factors described above, net loss increased from a loss of approximately $658,000 for the fiscal year ended March 31, 2010 to a loss of approximately $1,560,000 for the fiscal year ended March 31, 2011, an increased loss of approximately $902,000, or 137.1%.

Foreign Currency Translation Adjustments.  Foreign currency translation adjustments, net of tax, increased from a loss of approximately $152,000 for the fiscal year ended March 31, 2010 to a gain of approximately $199,000 for the fiscal year ended March 31, 2011, an increase of approximately $351,000, or 230.9%.  The increased foreign currency translation adjustment, net of tax, was primarily the result of fluctuation of the Chinese Renminbi against the United States Dollar.

Comprehensive Loss.  As a result of the factors described above, comprehensive loss increased from a loss of approximately $810,000 for the fiscal year ended March 31, 2010 to a loss of approximately $1,361,000 for the fiscal year ended March 31, 2011, an increase of approximately $551,000, or 68.0%.

Fiscal year ended March 31, 2010 compared to fiscal year ended March 31, 2009

Net Sales.  Our sales decreased approximately $11,835,000, or 29.3%, from approximately $40,378,000 for the fiscal year ended March 31, 2009 to approximately $28,543,000 for the fiscal year ended March 31, 2010.  The decrease in sales was primarily the result of decreased demand for our telecommunication products and consumer electronics scales products.  Sales of our scales and other business decreased 17.4% from approximately $30,903,000 for the fiscal year ended March 31, 2009 to approximately $25,522,000 for the fiscal year ended March 31, 2010, and sales for telecommunications products decreased 68.1% from approximately $9,475,000 for the fiscal year ended March 31, 2009 to approximately $3,022,000 for the fiscal year ended March 31, 2010.  The decrease in sales for scales and other business was the result of reduced demand for consumer electronics scale products due to the worldwide economic downturn since the end of calendar year 2008.  The decrease in sales for telecommunications products was caused by the continuation of the Company’s decision to give up orders of telecommunications products with low profit margins.

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

Salaries And Related Costs.  Salaries and related costs decreased by approximately $1,238,000, or 32.8%, from approximately $3,777,000 for the fiscal year ended March 31, 2009 to approximately $2,539,000 for the fiscal year ended March 31, 2010.  The reduction in salaries and related costs was primarily the result of streamlining the managerial and operational personnel to correspond to the reduction in sales for the fiscal year ended March 31, 2010.

Research And Development.  Research and development expenses decreased approximately $212,000, or 26.8%, from approximately $792,000 for the fiscal year ended March 31, 2009 to approximately $580,000 for the fiscal year ended March 31, 2010.  The decrease in research and development was primarily the result of a reduction in the number of total engineers employed.  Research and Development as a percentage of revenue remained at 2.0% during the fiscal year ended March 31, 2010 and the fiscal year ended March 31, 2009.

Administration And General Expenses.  Administration and general expenses decreased by approximately $2,591,000, or 56.3%, from approximately $4,602,000 for the fiscal year ended March 31, 2009 to approximately $2,011,000 for the fiscal year ended March 31, 2010.  During the fiscal year ended March 31, 2009, the Company recognized a one-off bad debt provision of approximately $1,700,000 relating to the disposition of the Company’s Canadian subsidiary, Gram Precision, in November 1, 2008.  The Company’s effort to reduce expenses as a result of lower sales for the fiscal year ended March 31, 2010, together with the absence of any one-off bad debt provision such as the approximately $1,700,000 made in fiscal year 2009, resulted in the lower administration and general expenses for the fiscal year ended March 31, 2010.

Loss From Operations.  As a result of the factors described above, loss from operations decreased by 84.2% from a loss of approximately $4,149,000 for the fiscal year ended March 31, 2009 to a loss of approximately $655,000 for the fiscal year ended March 31, 2010.

Interest Income.  Interest income decreased by $24,000, or 18.9%, from approximately $127,000 for the fiscal year ended March 31, 2009 to approximately $103,000 for the fiscal year ended March 31, 2010.  This decrease was primarily the result of fewer deposits in higher yield accounts and a decrease in interest rates for interest bearing accounts during the fiscal year ended March 31, 2010.

Interest Expenses.  Interest expenses decreased approximately $140,000, or 67.0%, from approximately $209,000 for the fiscal year ended March 31, 2009 to approximately $69,000 for the fiscal year ended March 31, 2010.  This decrease was primarily the result of a decrease in interest rates during the fiscal year ended March 31, 2009 and decreased utilization of the Company’s banking facilities.

Foreign Exchange Loss. Foreign exchange loss increased approximately $243,000, or 87.1%, from approximately $279,000 for the fiscal year ended March 31, 2009 to approximately $522,000 for the fiscal year ended March 31, 2010.  This increase was primarily the result of the change in the rate of appreciation of Chinese Renminbi against the United States Dollar during the fiscal year ended March 31, 2010, as compared to that during the fiscal year ended March 31, 2009.

Other Income.  Other income decreased approximately $87,000, or 12.3%, from approximately $707,000 for the fiscal year ended March 31, 2009 to approximately $620,000 for the fiscal year ended March 31, 2010.  During the fiscal year ended March 31, 2009, the sale of a warehouse in Hong Kong resulted in a gain of $136,016, but there was no disposal of properties which could result in a gain during the fiscal year ended March 31, 2010.

Income Tax Expense.  Income tax expense decreased approximately $199,000 from $208,000 during the fiscal year ended March 31, 2009 to $9,000 during the fiscal year ended March 31, 2010.  For the fiscal year ended March 31, 2009, the Company wrote off deferred income tax assets of $191,618 because of operations loss for the year, but for the fiscal year ended March 31, 2010, the Company recognized an increase in deferred tax liability of $5,000.

Gain on Disposal of Subsidiary under Loss from Discontinued Operations. Effective November 1, 2008, the Company disposed of its Canadian subsidiary, Gram Precision, since this reporting unit experienced operating losses in the fiscal years ended March 31, 2007 and 2008 and for the seven-month period ended October 31, 2008.  The Company recognized a gain of approximately $363,000 from the disposition because the Company was relieved of Gram’s liabilities during the fiscal year ended March 31, 2009.  There was no disposal of subsidiaries or gain or loss thereof for the fiscal year ended March 31, 2010.

Net Loss.  As a result of the factors described above, net loss decreased from a loss of approximately $7,584,000 for the fiscal year ended March 31, 2009 to a loss of approximately $658,000 for the fiscal year ended March 31, 2010, a decrease of approximately $6,926,000, or 91.3%.

Foreign Currency Translation Adjustments.  Foreign currency translation adjustments, net of tax, decreased from a gain of $811,000 for the fiscal year ended March 31, 2009 to a loss of approximately $153,000 for the fiscal year ended March 31, 2009, a decrease of approximately $964,000, or 118.9%.  This decrease in foreign currency translation adjustments, net of tax, was primarily the result of fluctuation of the Chinese Renminbi against the United States Dollar.

Comprehensive Loss.  As a result of the factors described above, comprehensive loss decreased from a loss of approximately $6,773,000 for the fiscal year ended March 31, 2009 to a loss of approximately $810,000 for the fiscal year ended March 31, 2010, a decrease of approximately $5,963,000, or 88.0%.

Impact of Inflation

We believe that inflation had an impact on our business during the fiscal year ended March 31, 2011.  The minimum wage increased from RMB 900 (or approximately $132) per month to RMB 1,100 (or approximately $162) per month beginning July 1, 2010.  The minimum wage increased to RMB 1,320 (or approximately $206) per month beginning April 1, 2011.  As a result, we believe that inflation will continue to increase our operating costs and cost of raw materials and have a significant impact upon us in the future.  We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production costs in order to keep pace with inflation.  Oil prices have been volatile in recent years.  If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations.  Further, the increase in labor costs and operating costs in the PRC had a material impact on our profitability.

Taxation

The companies comprising the Group are subject to tax on an entity basis on income arising in, or derived from, Hong Kong, the PRC, Germany, the United States and Canada.  The current rate of taxation of the subsidiary operating in Hong Kong is 16.5%.  The Group is not subject to income taxes in the British Virgin Islands.  The statutory tax rates in Canada and the United States were 36% and 34%, respectively, for the three years ended March 31, 2011.

The tax rates for our subsidiary in PRC were 22% in 2010, 24% in 2011 and 25% in 2012 and beyond.  There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited.  Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Hong Kong or China.

On March 16, 2007, the Chinese government enacted a unified enterprise income tax law, or “EIT,” which became effective on January 1, 2008.  Prior to the EIT, as a foreign invested enterprise, or “FIE,” located in Shenzhen of the PRC, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, apart from those qualified as high-tech enterprises, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25% in year 2012 and afterward.

Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that are unfavorable to us and which increase our future tax liabilities or deny our expected refunds.  Changes in Chinese tax laws or their interpretation or application may subject us to additional Chinese taxation in the future.

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

During the fiscal years ended March 31, 2008, 2009 and 2010, certain of our subsidiaries were, and continue to be, subject to inquiries from the local tax authorities.  Upon the adoption of ASC 740 (formerly FIN 48), “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” the Company recorded a provision of approximately $2,164,000 in relation to uncertain tax positions as of April 1, 2007.  The assessment is subject to final determination by the local tax authorities and may be different from what we have recorded as a provision.  As such, there can be no assurance that the inquiry will not result in imposing additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations.

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

Foreign Currency Exchange Rates

    We sell most of our products to international customers.  Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia.  Other markets are other European countries (such as the United Kingdom), Australia and Africa.  Sales to international customers are made directly by us to our customers.  We sell all of our products in United States Dollars and pay for our material components principally in United States Dollars and Hong Kong Dollars.  A very small portion of the components used are paid for in Japanese Yen.  Most factory expenses incurred are paid in Chinese Renminbi.  Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk previously arose from potential fluctuations in the Chinese Renminbi and a devaluation in United States Dollars.  For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year.  During the fiscal year ended March 31, 2011, we experienced a foreign currency loss of approximately $130,000.  We do not currently engage in hedging transactions; however, we may undertake hedging activities in the future.

    A summary of our debts from our banking facilities utilized as at March 31, 2011 and 2010 which was subjected to foreign currency risk is as follows:

	March 31, 2010 $ in thousands	March 31, 2011 $ in thousands

Hong Kong dollars	2,164	1,333

    The amount above is due within one year.

    Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar.  However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar.  China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange.  China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996.  These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won.  Under the rules, the RMB is allowed to move 0.3% on a daily basis against the United States Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%. On June 20, 2010, the PBOC announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate.  It is difficult to predict how this new policy may impact the RMB exchange rate.  As of September 20, 2011, the RMB was valued at 6.3595 per U.S. Dollar.  There can be no assurance that these currencies will remain stable or will fluctuate to our benefit.

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

Liquidity and Capital Resources

We have financed our growth and cash needs to date primarily from internally generated funds and bank debt.  We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity.  Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities.

Operating activities used $1,190,000 of net cash for the fiscal year ended March 31, 2011, as compared to $3,486,000 of net cash generated from operating activities during the fiscal year ended March 31, 2010.  This decrease in the amount of cash used by operating activities was primarily attributable to our reduction in inventory in accordance with the lower sales amount for the fiscal year ended March 31, 2010 and the recovered accounts receivable for our discontinued operations during the fiscal year ended March 31, 2010.

As of March 31, 2011, we had approximately $5,407,000 in cash and cash equivalents, as compared to $8,085,000 in cash and cash equivalents as of March 31, 2010.  Working capital at March 31, 2011 was approximately $6,851,000, as compared to $9,640,000 at March 31, 2010.  We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases.  We believe our working capital is sufficient for our present requirements.

As of March 31, 2011, we had approximately $1,311,000 in net trade receivables, as compared to $1,324,000 as of March 31, 2010.  This decrease of $13,000 was primarily attributable to lower sales close to the end of the fiscal year, compared to that of March 31, 2010.

As of March 31, 2011, we had approximately $4,848,000 in inventories, as compared to $4,990,000 as of March 31, 2010.  This decrease of $142,000 was primarily attributable to reduction of inventory in light of the lower sales amount in the fiscal year ended March 31, 2011.

As of March 31, 2011, we had a total of approximately $4,062,000 in notes payable and accounts payable, as compared to $4,727,000 as of March 31, 2010.  The decrease of $665,000 was primarily attributable to the decreased notes payable due to decreased utilization of banking facilities.

As of March 31, 2011 we had in place general banking facilities with one financial institution with amounts available aggregating approximately $8,554,000 (2010: $13,682,000).  Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans and long-term loans.  As of March 31, 2011, we had utilized approximately $1,333,000 from these general banking facilities.  Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association.  The bank credit facilities are collateralized by our bank guarantee.  Our bank credit facilities are due for renewal annually.  We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year.  During the fiscal years ended March 31, 2011 and 2010, we paid a total of approximately $56,000 and $69,000, respectively, in interest on indebtedness for continuing operations.  During the fiscal year ended March 31, 2011, one of the banking facilities was terminated and was not renewed, which resulted in the reduction of the available banking facilities.

Our current ratio decreased from 2.22 as of March 31, 2010 to 1.93 as of March 31, 2011.  Our quick ratio decreased from 1.59 as of March 31, 2010 to 1.27 as of March 31, 2011.

Due to the new minimum wage set by the local authorities in May 2010, we have  increased the minimum wage for labor from RMB 900 (or approximately $132) per month to RMB 1,100 (or approximately $162) per month beginning July 1, 2010.  The minimum wage was increased to RMB 1,320 (or approximately $206) beginning April 1, 2011.  This increase in minimum wage will increase our labor costs by 20%, or approximately $955,000 annually.

During the fiscal year ending March 31, 2012, we expect we will need to expend approximately $548,000 on the construction of our new facility in XinXing, China.

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

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2011:

		Payments due by Period
	Total	Within 1 year	Within 1 to 3 years	Within 3 to 5 years	More than 5 years
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Notes payable and bank overdrafts (1)	$1,333	$1,333	$0	$0	$0
Operating leases	$141	$141	$0	$0	$0
Capital leases	$0	$0	$0	$0	$0
Construction in Xinxing	$548	$548	$0	$0	$0
Interest on capital leases	$0	$0	$0	$0	$0
Income tax liabilities (2)	$2,595	$0	$2,595	$0	$0
Total	$4,617	$2,022	$2,595	$0	$0

(1)  Represents amounts due within one year under our banking facilities agreement.
(2)  Effective April 1, 2007, the Company adopted ASC 740.  As a result of the adoption of ASC 740, the Company recognized an approximately $1,170,000 increase in the liability for unrecognized tax benefits and penalties of approximately $994,000, which were accounted for as a reduction to the April 1, 2007 balance of retained earnings.  The Company assessed its tax position during the fiscal year ended March 31, 2011 and concluded that the same tax liability was carried forward.

For a discussion of interest rates on our notes payable and short-term loans, see “Item 11. - Qualitative and Quantitative Disclosures About Market Risk” below.

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

Due to similar contractual terms, the Company’s revenue recognition policies do not differ among its significant product lines (i.e., sensor based scales versus wireless products) and among various marketing venues used by the Company (i.e., distributors and direct sales force) and do not vary in different parts of the world.

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

Goodwill is subject to an annual impairment review.  The evaluation of goodwill for impairment involves two steps:  (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill, and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.  The Company measures fair value based upon a discounted future cash flow analysis.  No provision was made by the Group on impairment of long lived assets, including goodwill, and other acquired intangible assets for the years ended March 31, 2011, 2010 and 2009.

Brand Name

Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight-line method over the related estimated useful life of 15 years.  Where an indication of impairment exists, the carrying amount of the brand name is assessed and written down to its recoverable amount.

Expected useful lives are reviewed at each balance sheet date and, where these differ significantly from previous estimates, amortization periods are changed accordingly.  Where an indication of impairment exists, such as the downturn of economic inflow from the brand name, changes in business plan and so on, the carrying amounts of brand name is assessed and written down to their recoverable amounts.  The measurement of the fair value of brand name is subject to management’s assumptions regarding future estimated cash flows, discount rates, etc.  Changes in these assumptions could significantly affect the recording of an impairment charge related to this asset.  No provision was made by the Group on impairment of brand name for the years ended March 31, 2011, 2010 and 2009.

Trade Receivables

Provision is made against trade receivables to the extent that collection is considered to be doubtful.  This provision is primarily determined from our monthly aging analysis.  It also requires judgment regarding the collectability of certain receivables, as certain receivables may be identified as collectible that are subsequently uncollectible and which could result in a subsequent write-off of the related receivable to the statement of operations.  Most of the Company’s trade receivables are generally unsecured, except for one customer with receivables covered by credit insurance.  To determine the necessity of a provision, the Company analyzes the age of the receivables and the customer’s ability to pay based on past payment history, financial statements and various information of the customer.   Any change in the collectability of accounts receivable that were not previously provided for could significantly change the calculation of such provision and the results of our operations.

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

Trend Information

Although we are optimistic about our future in the manufacture and sale of sensor-based scales products, we are dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations.  As of March 31, 2011, our backlog of manufacturing orders was $5,951,000 as compared to $7,380,000 as of March 31, 2010.  We expect that in the fiscal year ending March 31, 2012, the trend of sales from scales will be more or less the same as the year ended March 31, 2011, while the sales of telecommunication products will be discontinued in the fiscal year ended March 31, 2012.

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

Recent Accounting Pronouncements

The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires reporting entities to provide information about movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy established by ASC 820. The guidance is effective for any fiscal year that begins after December 15, 2010 and should be used for quarterly and annual filings. We do not believe that adoption of ASU 2010-06 will have a significant impact on our financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" (“ASU 2011-04”). This update amends ASC Topic 820, “Fair Value Measurement and Disclosure.” ASU 2011-04 clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 is effective for annual and interim reporting periods beginning on or after December 15, 2011, which means that it will be effective for our fiscal quarter beginning January 1, 2012. The new guidance is to be adopted prospectively, and early adoption is not permitted. We do not believe that adoption of ASU 2011-04 will have a significant impact on our financial position, results of operations or cash flows.

On June 16, 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). This update amends ASC Topic 220, “Comprehensive Income” to provide that total comprehensive income will be reported in one continuous statement or two separate but consecutive statements of financial performance. Presentation of total comprehensive income in the statement of stockholders' equity or the footnotes will no longer be allowed. The calculation of net income and basic and diluted net income per share will not be affected. ASU 2011-005 is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011, which means that it will be effective for our fiscal year beginning July 1, 2012. Retrospective adoption is required and early adoption is permitted. We do not believe that adoption of ASU 2011-05 will have a significant impact on our financial position, results of operations or cash flows.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

Our board of directors and executive officers are listed below:

Name	Age	Position with Bonso
Anthony So	68	Chairman of the Board, Chief Executive Officer and Director, President and Treasurer
Kim Wah Chung	53	Director of Engineering and Research and Development and Director
Woo-Ping Fok	62	Director
J. Stewart Jackson, IV	75	Director
Henry F. Schlueter	60	Director and Assistant Secretary
Albert So	33	Chief Financial Officer and Secretary

ANTHONY SO is the founder of Bonso.  He has been our Chairman of the Board of Directors since July 1988.  He was appointed as the Chief Executive Officer and President on November 16, 2006.  Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master’s degree in business administration (“MBA”) from the Hong Kong campus of the University of Hull, Hull, England in 1994.  Mr. So has been Chairman of the Hong Kong GO Association since 1986 and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years.  Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

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

HENRY F. SCHLUETER has been a director since October 2001 and has been our Assistant Secretary since October 6, 1988.  Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law.  Mr. Schlueter has served as our United States corporate and securities counsel since 1988.  From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding.  Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado and Denver Bar Associations, and the Wyoming State Bar.

ALBERT SO was appointed as the Chief Financial Offer of the Company in March 2009.  Mr. So was first employed as the Financial Controller of the Company in January 2008 and as a management trainee of the Company in November 2004.  Prior to his employment as a management trainee of the Company, Mr. So was a student.  Mr. So is a Certified Management Accountant, Financial Risk Manager, and has received a Bachelor degree in Mathematics from Simon Fraser University in Burnaby, British Columbia, Canada.

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

Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2011 to all directors, former directors, and officers as a group for services in all capacities was $1,285,000.  Total compensation for the benefit of Anthony So was $915,000, for the benefit of Kim Wah Chung was $165,000, for the benefit of Albert So was $118,000 and for the benefit of Henry F. Schlueter was an aggregate of $87,000.  The $87,000 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2011, other than contributions to our Provident Fund Plan, which aggregated $15,000 for officers and directors.

Employment Agreements

We have employment agreements with Anthony So and Kim Wah Chung.  Mr. So’s employment agreement provides for a maximum yearly salary of approximately $800,000 per year plus bonus, and Mr. Chung’s employment agreement provides for a maximum yearly salary of approximately $200,000 per year plus bonus, as stated in their respective employment agreements, which expire on March 31, 2013.  One of the properties of the Group in Hong Kong is also provided to Mr. So as part of his compensation.  Mr. So’s employment agreement contains a provision under which we will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement occurs.

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at March 31, 2011.

Name	Number of Common Shares Subject to Stock Options	Exercise Price Per Share	Expiration Date
Anthony So	128,000	$3.65	April 9, 2011
	128,000	$2.50	March 6, 2012
	222,500	$1.61	March 31, 2013
Kim Wah Chung	20,000	$3.65	April 9, 2011
	20,000	$2.50	March 6, 2012
	55,000	$1.61	March 31, 2013
Woo-Ping Fok	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015
J. Stewart Jackson IV	10,000	$2.55	October 15, 2011
	10,000	$1.61	March 31, 2013
	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015
Henry F. Schlueter	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015

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

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government and commenced in December 2000.  BEL joined the MPF by implementing a plan with a major international assurance company.  All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, are eligible to join the MPF.  Eligible employees’ and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution of HK$1,000 (US$128) monthly.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

(b)
The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss).  The Group’s total contributions to the above schemes for the years ended March 31, 2009, 2010 and 2011 amounted to approximately $325,000, $276,000 and $318,000 respectively.  The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Audit Committee

Mr. Woo Ping Fok and Mr. Henry F. Schlueter are the members of the Audit Committee.  Mr. Fok is “independent” as defined in the NASDAQ listing standards, and Mr. Schlueter may not be considered “independent” since his law firm serves as Bonso’s United States counsel.

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

Employees

At March 31, 2011, we employed a total of 1,487 persons, as compared to 1,879 persons at March 31, 2010 and 1,557 persons at March 31, 2009; 14 employees in Hong Kong (22 in 2010 and 24 in 2009), 1,473 employees in China (1,857 in 2010 and 1,533 in 2009).  Employees are not covered by collective bargaining agreements.  We consider our global labor practices and employee relations to be good.

Share Ownership

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of August 31, 2011:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership
Anthony So	2,281,770	(1) (7)	350,500	(2)	2,632,270	47.0%
Kim Wah Chung	93,700		75,000	(3)	168,700	3.2%
Henry F. Schlueter	34,000		30,000	(4)	64,000	1.2%
Woo-Ping Fok	66,507		30,000	(5)	96,507	1.8%
J. Stewart Jackson IV	0	(7)	50,000	(6)	50,000	0.9%
Albert So	0		0		0	0%
All Directors and Officers as a group (6 persons)	2,475,977		535,500		3,011,477	54.2%

Note: The number of shares outstanding is 5,246,903 shares, with 5,577,639 total number of shares issued, which includes 330,736 shares in treasury.  The calculations above are based upon the number of shares issued of 5,577,639.

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

(6)
Includes options to purchase 10,000 shares of common stock at an exercise price of $2.55 expiring on October 15, 2011, options to purchase 10,000 shares of common stock at an exercise price of $1.61 expiring on March 31, 2013, options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.

(7)
Effective March 31, 2011, John Stewart Jackson, IV, a director of the Company sold 455,575 shares of $.003 par value of the Company in a private sale of stock to Anthony So for gross proceeds of One Million One Hundred Thirty Eight Thousand Nine Hundred Thirty Seven Dollars and Fifty cents (USD$1,138,937.50), or $2.50 per share.   Effective March 31, 2011, Anthony So purchased 200,000 shares of $.003 par value common stock of Bonso in a private purchase of stock from an individual for gross proceeds of Three Hundred and Twenty Thousand Dollars (USD$320,000), or $1.60 per share.

Stock Option and Bonus Plans

The 1996 Stock Option Plan

In October 1996, our stockholders adopted the 1996 Stock Option Plan (the “Employees’ Plan”), which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of our common stock.  In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase common stock under the Employees’ Plan.  The purpose of the Employees’ Plan is to make options available to management and employees in order to encourage them to secure or increase on reasonable terms their stock ownership and to encourage them to remain with the Company.

The Employees’ Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the Employees’ Plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than ten years after the date of grant.  The exercise price of an option may be less than the fair market value of the underlying shares of common stock.  No options granted under the Employees’ Plan are transferable by the optionee other than by will or the laws of descent and distribution, and each option will be exercisable during the lifetime of the optionee only by such optionee.

The exercise price of an option granted pursuant to the Employees’ Plan may be paid in cash, by the surrender of options, in common stock, in other property, including the optionee’s promissory note, or by a combination of the above, at our discretion.

During the fiscal year ended March 31, 2011, no options were granted under the Employees’ Plan.

The 2004 Stock Option Plan

On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the “2004 Plan”), which provides for the grant of up to six hundred thousand (600,000) shares of the Company’s common stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan.

The purpose of the 2004 Plan is to secure key employees to remain in the employ of the Company and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Company.  The Company believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company.

The 2004 Plan is administered by a committee appointed by the Board of Directors, which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Company.  The committee members currently are Anthony So and Woo-Ping Fok.  The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant.  The exercise price of an option may be less than the fair market value of the underlying shares of common stock.  No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution, and each option will be exercisable during the lifetime of the optionee only by the optionee.

The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

As of March 31, 2011, no options had been granted under the 2004 Plan.

2004 Stock Bonus Plan

On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the “Stock Bonus Plan”), which authorizes the issuance of up to five hundred thousand (500,000) shares of the Company’s Common Stock in the form of stock a stock bonus.

The purpose of this Stock Bonus Plan is to:  (i) induce key employees to remain in the employ of the Company or of any subsidiary of the Company; (ii) encourage such employees to secure or increase their stock ownership in the Company; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered, or to be rendered, to or for the benefit of the Company or any of its subsidiaries.  The Company believes that the Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company.

The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Company.  The Committee members currently are Anthony So and Woo-Ping Fok.  The Committee has the authority, in its sole discretion:  (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

As of March 31, 2011, no shares had been granted under the Stock Bonus Plan.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation.  The following table sets forth, as of August 31, 2011, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date.  Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned		Options to Purchase Common Stock		Percent of Beneficial Ownership (1)
Anthony So	2,281,770	(2)	350,500	(3)	44.4%
W. Douglas Moreland	501,400		-		8.99%
CAS Corporation	290,654		-		5.21%

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

Related Party Transactions

During the fiscal year ended March 31, 2011, we paid Schlueter & Associates, P.C. an aggregate of $87,000 for legal fees.  Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

Interests of Experts and Counsel

Not Applicable.

Legal Proceedings

Not Applicable.

Item 8.  Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - Financial Statements.

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

The following table sets forth the high and low sale prices for each of the last five years:

Period	High	Low

April 1, 2006 to March 31, 2007	$5.47	$3.01
April 1, 2007 to March 31, 2008	$4.68	$1.86
April 1, 2008 to March 31, 2009	$2.45	$0.03
April 1, 2009 to March 31, 2010	$1.42	$0.63
April 1, 2010 to March 31, 2011	$2.44	$0.86

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2011.

Period	High	Low

July 1, 2009 to September 30, 2009	$1.42	$0.82
October 1, 2009 to December 31, 2009	$1.37	$0.78
January 1, 2010 to March 31, 2010	$1.20	$0.63
April 1, 2010 to June 30, 2010	$1.33	$0.93
July 1, 2010 to September 30, 2010	$1.48	$0.86
October 1, 2010 to December 31, 2010	$1.75	$1.15
January 1, 2011 to March 31, 2011	$2.44	$1.30
April 1, 2011 to June 30, 2011	$2.37	$1.75

The following table sets forth the high and low sale prices during each of the most recent six months.

Period	High	Low

March 2011	$2.37	$1.80
April 2011	$2.37	$1.91
May 2011	$2.31	$1.75
June 2011	$2.24	$1.75
July 2011	$2.80	$1.92
August 2011	$2.13	$1.33

On September 13, 2011, the closing price of our common stock was $1.49.  Of the 5,577,639 shares of common stock issued as of August 31, 2011, 5,246,903 shares were outstanding, 3,361,877 shares were held in the United States by 190 holders of record and 330,736 shares were held by the Company as treasury stock.  We have 198 shareholders of record and estimate that we have 601 shareholders holding their stock in street name (who have not objected to their names being disclosed to us).

Transfer and Warrant Agent

The transfer agent and registrar for the common stock is Computershare, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10.  Additional Information

Share Capital

Our authorized capital is $170,000, consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock.  Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended March 31, 2009, 2010 and 2011 included herein in Item 18.

At August 31, 2011, there were 5,577,639 shares of our common stock issued, 5,246,903 shares were outstanding, and 330,736 shares were held by the Company in treasury.  All shares were fully paid.  In addition, we had outstanding 630,500 options to purchase common stock as follows:

Number of Options	Expiration per Share	Date
10,000	$2.55	October 15, 2011
168,000	$2.50	March 6, 2012
342,500	$1.61	March 31, 2013
40,000	$6.12	March 25, 2014
40,000	$6.20	September 12, 2014
30,000	$4.50	December 4, 2015

At August 31, 2011, there were no shares of our preferred stock outstanding.

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

Our authorized share capital is $170,000, divided into 23,333,334 shares of common stock, $0.003 par value, and 10,000,000 authorized shares of preferred stock, $0.01 par value.  Holders of our common stock are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors.  Holders of our common stock do not have cumulative voting rights in the election of directors.  All of our common shares are equal to each other with respect to liquidation and dividend rights.  Holders of our common shares are entitled to receive dividends if and when declared by our board of directors out of funds legally available therefor under British Virgin Islands law.  In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.  Holders of our common stock have no preemptive rights to purchase any additional unissued common shares.  No shares of our preferred stock have been issued; however, the board of directors has the ability to determine the rights, preferences and restrictions of the preferred stock at their discretion.

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

We signed a Banking Facility Letter dated June 15, 2011 with Hang Seng Bank for a HK$63,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility.  A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.1 and is incorporated herein by this reference.

Exchange Controls

There are no exchange control restrictions on payments of dividends on our common stock or on the conduct of our operations either in Hong Kong, where our principal executive offices are located, or the British Virgin Islands, where we are incorporated.  Other jurisdictions in which we conduct operations may have various exchange controls.  Taxation and repatriation of profits regarding our China operations are regulated by Chinese laws and regulations.  With respect to our PRC subsidiaries, with the exception of a requirement that approximately 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good.  To date, these controls have not had, and are not expected to have, a material impact on our financial results.  There are no material British Virgin Islands laws that impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to holders of our securities who are not residents of the British Virgin Islands.  British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.

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

Interest Rate Risk

Our interest rate risk primarily arises from our long-term debt and our general banking facilities.  As at March 31, 2011, there was no long-term debt.  We had utilized approximately $1,333,000 of our total banking facilities of $8,554,000.  Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.  We intend to manage our interest rate risk through appropriate borrowing strategies.  We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts as at March 31, 2011 which were subjected to variable interest rates is as below:

	March 31,	Interest
	2011	Rate

Notes payable	$1,333,000	HIBOR + 2.5%

(Note:  HIBOR is the Hong Kong Interbank Offer Rate)

Interest rates are subject to change if the Company defaults on the amounts due under the facility or draws in excess of the facility amounts or at the discretion of the banks and range from 4% to 6% in addition to the United States and Hong Kong Prime Rates, respectively.

All the balances above are due within one year.

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by approximately $20,000.

For further information concerning our banking facilities, the interest rates payable and repayment terms, please see Note 8 to our Consolidated Financial Statements included elsewhere in this Annual Report.

Foreign Currency Exchange Rates

For a discussion of our Foreign Currency Exchange Risk, See Item 5. - Operating and Financial Review and Prospects, “Foreign Currency Exchange Rates.”

Item 12.  Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, as of March 31, 2011.

Based on this evaluation, Anthony So, the Chief Executive Officer, and Albert So, the Chief Financial Officer, have concluded that, as of March 31, 2011, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2011 based upon criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2011, the Company’s internal control over financial reporting was effective based on these criteria.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting during the year ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
Unit 1404, 14/F, Cheuk Nang Centre
9 Hillwood Road, Tsimshatsui
Kowloon
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

Audit Fees

The aggregate fees billed by Moore Stephens for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2011 and 2010 were $190,000 and $195,000, respectively.

Audit Related Fees

There were no fees billed by Moore Stephens for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2011 and for the fiscal year ended March 31, 2010.

Tax Fees

The aggregate fees billed by a company controlled by Moore Stephens for professional services rendered for tax compliance for the fiscal year ended March 31, 2011 were approximately $4,000 and $3,000 for the fiscal year ended March 31, 2010.  The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance for the fiscal year ended March 31, 2011 were approximately $32,000 and $22,000 for the fiscal year ended March 31, 2010.

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

Item 16E.  Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock.  This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time.  No stocks had been repurchased up to March 31, 2006.  On November 16, 2006, the Company's Board of Directors authorized an additional $1,000,000 for the Company’s repurchase of its common stock under the same repurchase program.  This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000.  During the fiscal year ended March 31, 2007, 260,717 shares valued at $1,328,560 were purchased under this program.  No shares were repurchased during the fiscal year ended March 31, 2008.  During the fiscal year ended March 31, 2009, 70,019 shares valued at $133,765 were purchased under this program. No shares were repurchased during the fiscal years ended March 31, 2010 and 2011.  The Company may from time to time repurchase shares of its Common Stock under this program.

Item 16F.  Changes in Registrant’s Certifying Accountants.

Not applicable.

Item 16G.  Corporate Governance.

For a discussion of the ways in which the Company’s corporate governance differs from those followed by domestic companies under the NASDAQ Marketplace listing requirements, see “NASDAQ Exemptions and Home Country Practices” above.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Item 19.  Exhibits

4.1	Banking Facility Letter, dated June 15, 2011 between Bonso and the Hang Seng Bank Limited

11.1	Code of Ethics For Chief Executive Officer and Chief Financial Officer (1)

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an Exhibit on Form 20-F filed with the Commission on August 13, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BONSO ELECTRONICS INTERNATIONAL INC.

Dated: September 30, 2011	/s/ Anthony So
Anthony So, Chairman of the Board, Chief Executive Officer, Treasurer and Director

Dated: September 30, 2011	/s/ Albert So
Albert So, Chief Financial Officer and Secretary

Bonso Electronics International Inc.
(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2011

Bonso Electronics International Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Bonso Electronics International Inc.

We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and subsidiaries (the “Company”) as of March 31, 2011 and 2010 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2011.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2011 and 2010, and the results of its operations and cash flows for each of the three years in the period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Moore Stephens
Moore Stephens
Certified Public Accountants
Hong Kong
September 30, 2011

Bonso Electronics International Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars)

		March 31
	Note	2010	2011
		$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents		8,085	5,407
Trade receivables, net	2	1,324	1,311
Other receivables, deposits and prepayments		1,359	708
Inventories	3	4,990	4,848
Income tax recoverable		1,569	1,944
Held-to-maturity investments	4	-	-
Current assets of discontinued operations	12	200	5
Total current assets		17,527	14,223

Deferred income tax assets	9	-	-

Goodwill	7	-	-

Brand name and other intangible assets, net	7	3,855	4,031

Property, plant and equipment
Buildings		9,602	9,719
Construction-in-progress		476	1,801
Plant and machinery		20,037	20,884
Furniture, fixtures and equipment		3,288	3,146
Motor vehicles		448	445
		33,851	35,995
Less: accumulated depreciation and impairment		(31,544)	(32,437)

Property, plant and equipment, net	5	2,307	3,558
Non-current assets of discontinued operations	12	-	-
Total assets		23,689	21,812

Liabilities and stockholders’ equity

Current liabilities
Bank overdrafts – secured	8	69	-
Notes payable	8	2,095	1,333
Accounts payable		2,632	2,729
Accrued charges and deposits		1,934	2,199
Income tax liabilities	9	7	24
Current portion of capital lease obligations	10	52	-
Current liabilities of discontinued operations	12	1,098	1,086

Total current liabilities		7,887	7,371

Income tax liabilities	9	2,595	2,595

Deferred income tax liabilities	9	19	19

Commitments	11

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 2010 and 2011- 5,577,639, - outstanding shares: 2010 and 2011 – 5,246,903		17	17
Additional paid-in capital		21,765	21,765
Treasury stock at cost: 2010 and 2011 - 330,736 shares	13	(1,462)	(1,462)
Accumulated deficit		(9,372)	(10,932)
Accumulated other comprehensive income		2,240	2,439
		13,188	11,827
Total liabilities and stockholders’ equity		23,689	21,812

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in United States Dollars)

		Year ended March 31,
	Note	2009	2010	2011
		$ in thousands	$ in thousands	$ in thousands

		(restated)
Net sales	19	40,378	28,543	28,387
Cost of sales		(34,707)	(23,693)	(24,760)

Gross profit		5,671	4,850	3,627

Selling expenses		(649)	(375)	(249)
Salaries and related costs		(3,777)	(2,539)	(2,716)
Research and development expenses		(792)	(580)	(334)
Administration and general expenses		(4,602)	(2,011)	(1,959)

Loss from operations	19	(4,149)	(655)	(1,631)
Interest income		127	103	6
Interest expenses		(209)	(69)	(56)
Foreign exchange loss		(279)	(522)	(130)
Gain on disposal of property		162	-	155
Gain on disposal of intangible assets		-	-	41
Other income		707	620	184

Loss before income taxes		(3,641)	(523)	(1,431)
Income tax expense	9	(208)	(9)	-

Loss from continuing operations		(3,849)	(532)	(1,431)
Loss from discontinued operations, net of tax	12	(3,735)	(126)	(129)

Net loss		(7,584)	(658)	(1,560)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax		811	(152)	199

Comprehensive loss		(6,773)	(810)	(1,361)
		(see note 12)
Loss per share

Weighted average number of shares outstanding	18	5,246,903	5,246,903	5,246,903

- basic and diluted
- Continuing operations		(0.73)	(0.10)	(0.27)
- Discontinued operations		(0.72)	(0.03)	(0.02)

		(1.45)	(0.13)	(0.29)

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

	Common stock			Treasury stock			Accumulated
							other
						Retained	comprehensive
			Additional	Treasury		earnings/	income-foreign	Total
	Shares	Amount	paid-in	Shares	Amount	(Accumulated	currency	stockholders’
	Issued	outstanding	capital	held	outstanding	deficit)	adjustments	equity
		$ in thousands	$ in thousands		$ in thousands	$ in thousands	$ in thousands	$ in thousands

Balance, March 31, 2008	5,577,639	17	21,765	260,717	(1,329)	(1,130)	1,581	20,904
Net loss	-	-	-	-	-	(7,584)	-	(7,584)
Shares repurchase	-	-	-	70,019	(133)	-	-	(133)
Foreign exchange translation adjustment	-	-	-	-	-	-	811	811

Balance, March 31, 2009	5,577,639	17	21,765	330,736	(1,462)	(8,714)	2,392	13,998
Net loss	-	-	-	-	-	(658)	-	(658)
Foreign exchange translation adjustment	-	-	-	-	-	-	(152)	(152)

Balance, March 31, 2010	5,577,639	17	21,765	330,736	(1,462)	(9,372)	2,240	13,188
Net loss	-	-	-	-	-	(1,560)	-	(1,560)
Foreign exchange translation adjustment	-	-	-	-	-	-	199	199

Balance, March 31, 2011	5,577,639	17	21,765	330,736	(1,462)	(10,932)	2,439	11,827

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Year Ended March 31,
	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands
	(restated)
Cash flows from operating activities
Net loss	(7,584)	(658)	(1,560)
Loss from discontinued operations	3,735	126	129

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,282	1,794	99
Amortization	172	164	208
Gain on disposal of property, plant and equipment (Note 5)	(163)	-	(155)
Gain on disposal of intangible asset	-	-	(41)
Write off of accounts payable	-	-	(32)
Inventory allowance	559	(108)	98
Bad debt allowance / (reversal of bad debts)	1,959	(365)	(45)
Others	(12)	(55)	-

Changes in assets and liabilities:
Trade receivables	(390)	126	58
Long term deposits	155	-	-
Other receivables, deposits and prepayments	1,807	(522)	651
Inventories	1,603	1,403	44
Income tax recoverable	(581)	(582)	(375)
Notes payable	(2,502)	733	(762)
Accounts payable	(2,263)	(470)	127
Accrued charges and deposits	(272)	(71)	265
Income tax liabilities	-	(4)	17
Deferred income tax liabilities	31	5	-

Operating activities of continuing operations	(1,464)	1,516	(1,274)
Operating activities of discontinued operations	(353)	1,970	84

Net cash (used in) / generated from operating activities	(1,817)	3,486	(1,190)

Cash flows from investing activities
Proceeds from disposal of intangible assets	-	-	513
Proceeds from disposal of property, plant and equipment	564	-	252
Acquisition of property, plant and equipment	(72)	(491)	(1,397)
Acquisition of held-to-maturity investments	(1,000)	-	-
Acquisition of intangible assets	-	-	(682)
Proceeds from investments	-	1,059	-

Investing activities of continuing operations	(508)	568	(1,314)
Investing activities of discontinued operations	-	4	-

Net cash (used in)/generated from investing activities	(508)	572	(1,314)

Cash flows from financing activities
Repurchase of common stock	(133)	-	-
Capital lease payments	(178)	(130)	(52)
Net advance / (repayment of) from banking facilities	85	(317)	(68)

Financing activities of continuing operations	(226)	(447)	(120)
Financing activities of discontinued operations	299	(3,935)	-

Net cash generated from/(used in) financing activities	73	(4,382)	(120)

Net decrease in cash and cash equivalents	(2,252)	(324)	(2,624)
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	767	(272)	(78)
Cash and cash equivalents, beginning of year	10,195	8,710	8,114

Cash and cash equivalents, end of year	8,710	8,114	5,412

Less: cash and cash equivalents at the end of the year – discontinued operations	(667)	(29)	(5)

Cash and cash equivalents at the end of the year – continuing operations	8,043	8,085	5,407

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest paid	475	69	56
Income tax paid, net of refund	5	4	-

Non-cash investing and financing activities:
Interest Income	180	103	7
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

The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.  Significant estimates made by management include allowances made against inventories and trade receivables, and the valuation of long-lived assets. Actual results could differ from those estimates.

The Group sustained operating losses in fiscal years ended March 31, 2009, 2010 and 2011, including a net loss of $1,560,000 in the fiscal year ended March 31, 2011.

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

Pursuant to an agreement signed March 30, 2009, Korona Haushaltswaren GmbH & Co. KG (“Korona”), an indirect subsidiary of the Company, agreed to sell all of its major assets, comprising trade receivables, inventories, intellectual property rights and toolings, to a third party purchaser at a consideration of approximately EUR 1,990,000 (or USD 2,606,000).  The Group decided to liquidate Korona after the completion of the sale.  As a result, the figures of Korona are included as discontinued operations (see note 12).

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

(c)           Inventories

Inventories are stated at the lower of cost, as determined on a first-in, first-out basis, or market.  Costs of inventories include purchase and related costs incurred in bringing the products to their present location and condition. Market value is determined by reference to the selling price after the balance sheet date or to management estimates based on prevailing market conditions.  The Company routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventory carrying values are higher than market value.  Some of the significant factors the Company considers in estimating the market value of its inventories include the likelihood of changes in market and customer demand and expected changes in market prices for its inventories. As of March 31, 2010 and 2011, inventories were stated at market value, which is lower than their costs by approximately $nil and $98,000, respectively.

(d)           Trade receivables

Trade receivables are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing trade receivables.  Bad debt expense is included in the administrative and general expenses.

The Group recognizes an allowance for doubtful receivables to ensure accounts and other receivables are not overstated due to uncollectibility.  Allowance for doubtful receivables is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience.  An additional allowance for individual accounts is recorded when the Group becomes aware of customers’ or other debtors’ inability to meet their financial obligations, such as bankruptcy filings or deterioration in the customer’s or other debtor’s operating results or financial position. If circumstances related to customers or debtors change, estimates of the recoverability of receivables will be further adjusted.

(e)           Deferred income taxes

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

 (g)          Lease prepayments

Lease prepayments represent the cost of land use rights in the People’s Republic of China (“PRC”). Land use rights held by the Company are included in intangible assets, reclassified from property, plant and equipment.  The granted useful life of the land use rights are 50 years.  They are stated at cost and amortized on a straighed-line basis over the period of rights of 30 years, in accordance with the business licenses with 30 years of useful life.

 (h)          Other intangible assets

Other intangible assets represented taxi licenses which were stated at cost and are amortized on a straight-line basis over the related granted useful life of 50 years, the shorter of the remaining term of the license period or the expected useful life to the Group.  Taxi licenses entitle the Group to operate five taxis for 50 years in Shenzhen, PRC. The purpose of holding these licenses is to generate additional income.  All five taxi licenses were disposed of in July 2010, for a total consideration of $513,000, resulting in a gain on disposal of $41,000.

Taxi licenses were assessed for impairment according to the policy described in note 1(j).

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

(j)           Impairment of long-lived assets including goodwill and other acquired intangible assets

Long-lived assets held and used by the Group and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairment made on other long-lived assets are disclosed in the consolidated statements of operations and comprehensive loss.  Based on the assessment of the land and buildings of the factory in Shenzhen, PRC, no provision was made by the Group as an impairment (2010: $nil; 2009: $nil).

Goodwill is subject to an annual impairment review.  The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.  The Company measures fair value based upon a discounted future cash flows analysis.  Based on the assessment for the year ended March 31, 2011, no provision was made by the Group as an impairment of goodwill (2010: $nil; 2009: $nil).

(k)           Capital and operating leases

Costs in respect of operating leases are charged against income on a straight-line basis over the lease term.  Leasing agreements, which transfer to the Group substantially all the benefits and risks of ownership of an asset, are treated as if the asset had been purchased outright.  The assets are included in property, plant and equipment (“capital leases”) and the capital element of the lease commitments is shown as an obligation under capital leases.  The lease rentals are treated as consisting of capital and interest elements.  The capital element is applied to reduce the outstanding obligation and the interest element is charged against profit so as to give a consistent periodic rate of charge on the remaining balance outstanding at the end of each accounting period. Assets held under capital leases are depreciated over the useful lives of the equivalent owned assets.

(l)	Revenue recognition

No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, delivery has occurred and collectibility of the sales price is reasonably assured. Revenue is recognized when title and risk of loss are transferred to customers, which is generally the point at which products are shipped to the customer from the Company’s facilities.  Shipping costs billed to the Company’s customers are included within revenue. Associated costs are classified as part of cost of sales.

The Company provides to certain customers an additional one to two percent of the quantity of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from the Company’s facilities.  In addition, certain products sold by the Company are subject to a limited product quality warranty.  The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated.  The standard limited warranty period is one to three years.  Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history.  All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified.  Historically, the Company has not experienced material differences between its estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(m)           Research and development costs

Research and development costs include salaries, utilities and contractor fees that are directly attributable to the conduct of research and development progress primarily related to the development of new design of products. Research and development costs are expensed in the financial period in which they are incurred.

(n)	Advertising

Advertising costs are expensed as incurred and are included within selling expenses. Advertising costs were approximately $54,000, $1,000 and $2,000 for the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

(o)	Income taxes

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

(p)	Foreign currency translations

(i)
The Group’s functional currency is the United States dollar. The financial statements of foreign subsidiaries where the United States dollar is the functional currency and which have transactions denominated in non-United States dollar currencies are translated into United States dollars at the exchange rates existing on that date. The translation of local currencies into United States dollars creates transaction adjustments which are included in net loss.  Exchange differences are recorded in the statements of operations and comprehensive loss.

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

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(q)	Stock options and warrants

Stock options have been granted to employees, directors and non-employee directors. Upon exercise of the options, a holder can acquire shares of common stock of the Company at an exercise price determined by the board of directors. The options are exercisable based on the vesting terms stipulated in the option agreements or plan.

(r)           Recent accounting pronouncements

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires reporting entities to provide information about movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy established by ASC 820. The guidance is effective for any fiscal year that begins after December 15, 2010 and should be used for quarterly and annual filings. The Company does not believe that adoption of ASU 2010-06 will have a significant impact on our financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" (“ASU 2011-04”). This update amends ASC Topic 820, “Fair Value Measurement and Disclosure.” ASU 2011-04 clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 is effective for annual and interim reporting periods beginning on or after December 15, 2011, which means that it will be effective for the Company’s fiscal quarter beginning January 1, 2012. The new guidance is to be adopted prospectively and early adoption is not permitted. The Company does not believe that adoption of ASU 2011-04 will have a significant impact on its financial position, results of operations or cash flows.

On June 16, 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). This update amends ASC Topic 220, “Comprehensive Income” to provide that total comprehensive income will be reported in one continuous statement or two separate but consecutive statements of financial performance. Presentation of total comprehensive income in the statement of stockholders' equity or the footnotes will no longer be allowed. The calculation of net income and basic and diluted net income per share will not be affected. ASU 2011-005 is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011, which means that it will be effective for the Company’s fiscal year beginning July 1, 2012. Retrospective adoption is required and early adoption is permitted. The Company does not believe that adoption of ASU 2011-05 will have a significant impact on its financial position, results of operations or cash flows.

 Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

2	Allowance for doubtful accounts

Changes in the allowance for doubtful accounts as of March 31, 2009, 2010 and 2011 comprise:

	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	634	2,593	1,460
Write-off	-	(768)	-
Charge / (write back) for the year	1,959	(365)	(45)

Balance, March 31	2,593	1,460	1,415

Most of the Company’s trade receivables are generally unsecured, except for one customer with receivables covered by credit insurance under a factoring agreement.

In fiscal year ended March 31, 2009, the Company recognized an allowance of approximately $1,959,000 for doubtful accounts.  When the Company disposed of its Canadian subsidiary, Gram, on November 1, 2008, Gram issued a promissory note to the Company to repay $1,700,000, the amount due to the Company prior to the disposal, by installments.  Since Gram had operating losses during the fiscal years ended March 31, 2009 and 2008, the recoverability of the full amount of $1,700,000 was doubtful.  As a result, the Company established an allowance of $1,700,000, which was included in allowance for doubtful accounts of approximately $1,959,000.  The remaining provision of approximately $259,000 was relating to trade receivables from third party companies which the Company believed to be non-recoverable.  During the year ended March 31, 2010, the Company wrote off approximately $768,000 for the non recoverable trade receivables from third party companies.  As of March 31, 2011, the Company had collected $45,000 from Gram.  The Company believed that the recoverability of the remaining $1,415,000 was doubtful, and continued to include this amount in allowance for doubtful accounts as of March 31, 2011.

3	Inventories

The components of inventories as of March 31, 2010 and 2011 are as follows:

	2010	2011
	$ in thousands	$ in thousands

Raw materials	1,904	1,574
Work in progress	1,850	1,750
Finished goods	1,236	1,524

	4,990	4,848

During the years ended March 31, 2009 and 2011, based upon material composition and expected usage, the Company established an allowance for obsolete inventories of approximately $559,000  and $98,000, respectively, which were charged to the consolidated statements of operations under cost of sales.   During the year ended March 31, 2010, the Company wrote back approximately $108,000 of the allowance for obsolete inventories.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

4	Held-to-maturity Investments

Held-to-maturity investments represent an investment in a private company principally engaged in the biochemistry industry in the United States of America. The purpose of holding the investment was to generate additional income.

During the fiscal year ended March 31, 2009, the Company invested in a one-year $1,000,000 bond through one of its banks.  The investment matured in July 2009 for approximately $1,059,000.

5	Property, plant and equipment, net

During the fiscal years ended March 31, 2009, 2010 and 2011, depreciation expenses charged to the consolidated statements of operations amounted to approximately $2,282,000, $1,794,000 and $99,000, respectively.  As at March 31, 2009, 2010 and 2011, fully depreciated assets that were still in use by the Group amounted to $5,015,000, $30,427,000 and $31,222,000, respectively, when they were bought.

During the fiscal year ended March 31, 2009, the Group sold one of its properties located in Hong Kong with a net book value of $401,000 to a third party at a consideration of $564,000 and made a gain of $163,000.

During the fiscal year ended March 31, 2011, the Group disposed of two apartment units located in Shenzhen with a combined net book value of $97,000 to a third party at a consideration of $252,000 and made a gain of $155,000.

Property, plant and equipment were assessed for impairment according to the policy described in note 1(j).  The Company concluded that no impairment to property, plant and equipment was required for the fiscal year ended March 31, 2011.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

6	Interests in subsidiaries

Particulars of principal subsidiaries as of March 31, 2010 and 2011 are as follows:

Name of company	Place of incorporation and kind of legal entity	Particulars of issued capital/ registered capital	Percentage of capital held by the Company		Principal activities
			2010	2011
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	HK5,000,000 (US$641,026)	100%	100%	Trading of scales and telecommunication products

Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	HK3,000,000 (US$384,615)	100%	100%	Investment holding

Bonso Electronics (Shenzhen) Co. Limited (“BESCL”)	PRC, limited liability company	US$12,621,222	100%	100%	Production of scales and telecommunication products

Bonso Advanced Technology Limited* (“BATL”)	Hong Kong, limited liability company	HK1,000,00 (US$128,205)	100%	100%	Investment holding

Bonso Advanced Technology (Xinxing) Limited (“BATXXL”)	PRC, limited liability company	US$4,933,901	100%	100%	Investment holding

Modus Enterprise International Inc. * (“MEII”)	British Virgin Island, limited liability company	HK7,800 (US$1,000)	100%	100%	Investment holding

Korona Haushaltswaren GmbH & Co. KG (“Korona”)	Germany, limited liability partnership	EUR511,292(US$795,485)	100%	100%	Trading of scales

Bonso USA, Inc. (“Bonso USA”)	USA, limited liability company	US$ 1,000	100%	100%	Trading of scales

* Shares directly held by the Company

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

7	Brand name and other intangible assets

Brand name and other intangible assets are analyzed as follows:

	Brand name		Other intangible assets
	March 31,		March 31,
	2010	2011	2010	2011
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Cost	3,000	3,000	5,390	6,277
Less: accumulated amortization	(1,403)	(1,403)	(1,535)	(1,774)
Less: accumulated impairment	(1,597)	(1,597)	-	-
Less: disposal	-	-	-	(472)
	-	-	3,855	4,031

As of March 31, 2008, management noted declines in the current and projected operating results and cash flows of Korona.  Together with certain other indicators, such as a drop in selling prices of Korona branded products, management was of the view that the carrying value of the Korona brand name might not be recoverable and therefore performed an impairment review on the brand name.  Management evaluated the recoverability of the brand name in accordance with the requirements under ASC 350 and ASC 360-10-20, “Accounting for the Impairment of Long-lived Assets.”  Based upon the analysis, management determined that the brand name value of $1,597,000 should be fully impaired as of March 31, 2008.  Amortization expense in relation to brand name was $nil, $nil and $nil for the years ended March 31, 2009, 2010 and 2011, respectively.

The components of other intangible assets are as follows:

	March 31,
	2010	2011
	$ in thousands	$ in thousands

Land use right of factory land in Shenzhen, Guangdong, PRC (to be expired in June 2024)	1,698	1,647
Land use right of factory land in Xinxing, Guangdong, PRC (to be expired in June 2037)	1,682	2,384
Taxi licenses in Shenzhen, Guangdong, PRC	475	-
	3,855	4,031

All five taxi licenses were disposed of in July 2010, for a total consideration of approximately $513,000, resulting in a gain on disposal of approximately $41,000.  Amortization expense in relation to other intangible assets was approximately $172,000, $164,000 and $208,000 for each of the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

As of March 31, 2011, future minimum amortization expenses in respect of other intangible assets are as follows:

$ in thousands
2012	205
2013	205
2014	205
2015	205
2016	205
Thereafter	3,006
Total	4,031

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Banking facilities

As of March 31, 2011, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, factoring, short-term loans and long-term loans.  The facilities are interchangeable with total amounts available of $8,554,000 (2010: $13,682,000).  The general banking facilities utilized by the Group are denominated in United States dollars and Hong Kong dollars.

The Group’s general banking facilities, expressed in United States dollars, are further detailed as follows:
	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2011
	2010	2011	2010	2011	2010	2011	Interest	Repayment
	$ in thousands		$ in thousands		$ in thousands		rate	terms
Import and export facilities

Combined limit	8,718	6,154	2,164	1,333	6,554	4,821

Including sub-limit of:
Notes payable	7,052	4,487	2,095	1,333	4,957	3,154	HIBOR*+2.5%	Repayable in full within 120 days

Bank overdrafts	1,025	641	69	-	956	641	Prime rate + 1%	Repayable on demand

Other facilities

Factoring	4,964	2,400	-	-	4,964	2,400	HIBOR* +1.5%

	13,682	8,554	2,164	1,333	11,518	7,221

* HIBOR is the Hong Kong Interbank Offer Rate

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Banking facilities (Continued)

The United States Dollar equivalent amounts of banking facilities utilized by the Group are denominated in the following currencies:

	Amount utilized
	March 31,
	2010	2011
	$ in thousands	$ in thousands

Hong Kong dollars	2,164	1,333

The Prime Rate and HIBOR were 5.00% and 0.33% per annum, respectively, as of March 31, 2011.  The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.  Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

Average amount of bank borrowings were $2,006,000 and $1,653,000 for the fiscal years ended 2010 and 2011, respectively.

The weighted average interest rates of short-term borrowings of the Group are as follows:

	As of March 31,
	2010	2011

Bank overdrafts	5.75%	6.00%
Notes payable	3.02%	2.80%

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9	Income tax

(a)
The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, Germany, the PRC, the United States of America (“USA”) and Canada.  The tax rate of the subsidiaries operating in Hong Kong was 16.5% for the year ended March 31, 2010 (2009: 16.5%, 2008: 17.5%).  The subsidiary of the Group in Germany was registered as a partnership in Germany, which was subject to a statutory tax rate of 14.17% during each of the three years in the period ended March 31, 2010.  The Group is not subject to income taxes in the British Virgin Islands.  The statutory tax rates in Canada and the USA were 36% and 34%, respectively, for the three years ended March 31, 2011.

Hong Kong Tax

BEL, BATL and BIL are subject to the Hong Kong profits tax rate of 16.5% (2010 and 2009: 16.5%). Management of BEL has determined that all income and expenses are offshore and not subject to Hong Kong profits tax. As a result, BEL did not incur any Hong Kong profits tax during the years presented. BATL did not have any assessable profits for the year.  Therefore, no provision for taxation has been made.

PRC Tax

BESCL is registered and operates in Shenzhen, the PRC, and is subject to a tax rate of 24%, 22% and 20% for the years ended December 31, 2011, 2010 and 2009, respectively.  BATXXL is registered in Xinxing, Guangdong, PRC, and was entitled to an exemption from PRC income tax for the two tax years ended December 31, 2008 and 2009 and is entitled to a 50% reduction in PRC income tax for the three years ended December 31, 2010, 2011 and 2012.

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

During the period from January 1, 2008 to March 31, 2010, the Company’s subsidiaries operating in the PRC were subject to the EIT Law and its standard tax rate of 25%, but the PRC subsidiaries are entitled to the grandfathering incentives.  For the tax years ended December 31, 2007, 2008 and 2009, BECSL, the Company’s PRC subsidiary, was subject to a tax rate of 15%, 18% and 20%, respectively.  BESCL is subject to tax rates of 22% and 24% for the tax years ended December 31, 2010 and 2011, respectively, and a uniform tax rate of 25% for the tax year ending December 31, 2012 and thereafter.  BATXXL was entitled to an exemption from PRC income tax for the two tax years ended December 31, 2008 and 2009.   BATXXL is subject to a tax rate of 12.5% for the tax years ended December 31, 2010, 2011 and 2012, and will be subject to a tax rate of 25% thereafter.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9	Income tax (Continued)

(c)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The loss before income taxes by geographical location is analyzed as follows:

	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	(1,666)	619	2,451
PRC	444	(1,289)	(3,876)
Others	(2,419)	147	(6)
Total	(3,641)	(523)	(1,431)

Others mainly include the (loss) / profit from BVI and the United States.

(d)

	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands

Deferred income tax	(205)	(5)	-
Current income tax expense	(3)	(4)	-

Total income tax expense	(208)	(9)	-

The components of the income tax expense by geographical location are as follows:

	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	(205)	(9)	-
PRC	(3)	-	-
Others	-	-	-

Total	(208)	(9)	-

At the end of the accounting period, the income tax liabilities are as follows:

	2010	2011
	$ in thousands	$ in thousands

Non-current	2,595	2,595
Current	7	24

Total	2,602	2,619

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9	Income tax (Continued)

(e)

	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands

Deferred income tax assets	-	-	-
Deferred income tax liabilities	(14)	(19)	(19)
	(14)	(19)	(19)

Deferred tax assets comprise the following:

	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands

Tax loss carry forwards	1,759	122	485
Others	-	-	-
Less: Valuation allowance	(1,759)	(122)	(485)
	-	-	-
Less: current portion	-	-	-
Non-current portion	-	-	-

As of March 31, 2009, 2010 and 2011, the Group had accumulated tax losses amounting to $7,052,000, $556,000 and $2,206,000 (the tax effect thereon is $1,759,000, $122,000 and $485,000), respectively, subject to the final agreement by the relevant tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other countries.  Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2011, the Group’s accumulated tax losses of $556,000 will expire in 2013, and $1,650,000 will expire in 2015.

(f)	Changes in valuation allowance are as follows:

	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	2,997	1,759	122
Charged / (credited) to income tax expense	(1,238)	(1,637)	363
Balance, March 31	1,759	122	485

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9	Income tax (Continued)

(g)
The actual income tax expense attributable to earnings for the fiscal years ended March 31, 2009, 2010 and 2011 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands

Loss before income taxes	(3,641)	(523)	(1,431)

Income tax benefit on pretax income at statutory rate	600	86	236
Effect of different tax rates of subsidiary operating in other jurisdictions	339	67	215
Profit not subject to income tax	-	5,066	4,657
Expenses not deductible for income tax purposes	(2,385)	(5,019)	(5,116)
Tax effect of future temporary differences	-	(5)	-
Decrease / (increase) in valuation allowance	1,238	1,637	(363)
(Provision made) / reversal of provision as a result of development of tax rules	-	(4)	7
(Utilization of tax losses not previously recognized) / tax losses not yet recognized	-	(1,837)	364

Total income tax benefit / (expense)	(208)	(9)	-

The statutory rate of 16.5% used above is that of Hong Kong, where the Company’s main business is located.  The 2009 and 2010 years have been changed to that rate from 34% to conform to this year’s presentation.

(h)
Effective April 1, 2007, the Company adopted ASC 740.  As a result of the adoption of ASC 740, the Company recognized a $1,170,000 increase in the liability for unrecognized tax benefits and penalties of $994,000, which were accounted for as a reduction to the April 1, 2007 balance of retained earnings.  The Company assessed the tax position during the fiscal year ended March 31, 2011 and concluded that the same tax liability was to be carried forward.  Included in the total tax liabilities of $2,619,000 (2010: $2,602,000, 2009: $2,602,000), the uncertain tax liabilities in respect of this for the years ended March 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	2,164	2,164	2,164
Increase in uncertain tax liabilities	-	-	-

Balance, March 31	2,164	2,164	2,164

The Company’s accounting policy is to treat interest and penalties as components of income taxes.  As of March 31, 2011, the Company had accrued penalties related to uncertain tax positions of $nil.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

9	Taxation (Continued)

The Company files income tax returns in Hong Kong, the PRC and various foreign tax jurisdictions. There are two subsidiaries which operate within each of the Company’s major jurisdictions, resulting in a range of open tax years. The open tax years for the Company and its significant subsidiaries range between the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2010.  The provisions made as a result of these open tax cases are subject to a final agreement by the relevant tax authorities.

10	Leases

(a)	Capital leases

As of March 31, 2011, the Group did not have any future minimum payments under capital leases with initial terms of more than one year (2010: $52,000).

During the fiscal years ended March 31, 2009, 2010 and 2011, the Group entered into additional capital lease obligations amounting to $nil, $nil and $nil, respectively.

Plant and machinery include the following amounts for capitalized leases:

	March 31,
	2010	2011
	$ in thousands	$ in thousands

Cost	374	-
Less: accumulated depreciation	(80)	-
	294	-

(b)	Operating leases

As of March 31, 2011, future minimum lease payments in respect of non-cancellable operating leases for factory, office premises and staff quarters in Hong Kong, the PRC and the United States are as follows:

$ in thousands

2011	141

Rental expense for all operating leases amounted to approximately $358,000, $397,000 and $191,000 for the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

11           Commitments

Capital expenditures contracted at the balance sheet date but not yet provided for is as follows:

	March 31,
	2010	2011
	$ in thousands	$ in thousands

Land use right	-	-
Construction in Xinxing, Guangdong, PRC	1,633	548
	1,633	548

In December 2009, the Company entered into a contractor agreement to construct a factory building on the land in Xinxing, the PRC for total consideration of $2,038,000.  $1,556,000 had been paid and the remaining balance of $482,000 is to be paid by installment in accordance with the progress of the construction.  This construction is expected to be completed by December 2012.  The remaining capital commitment of $66,000 is for other construction and leasehold improvement contracts.

During the fiscal year ended March 31, 2011, the Company entered into other contractor agreements for approximately $73,000 for leasehold improvements.

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

The following table summarizes the result of these discontinued operations, net of income taxes.

Discontinued Operations (Korona and Gram)

	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands

	(restated)
Sales	10,722	-	-
Cost of Sales	(11,218)	(70)	-

	(496)	(70)	-
Selling expenses	(1,148)	(15)	-
Salaries and related costs	(1,481)	(127)	-
Administrative expenses	(1,489)	(169)	(129)

Operating loss	(4,614)	(381)	(129)
Interest income	53	-	-
Other income	668	283	-
Gain on disposal of property	-	(28)	-
Interest expenses	(241)	-	-
Foreign exchange gain	44	-	-
Income tax expenses	(8)	-	-
Gain from disposal of a subsidiary - Gram	363	-	-

Net loss	(3,735)	(126)	(129)

The March 31, 2009 statement of operations and statement of cash flows have been restated to reflect the following reclassifications:

According to FASB ASC 205-20-45-3, “in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business entity or statement of activities of a not-for-profit entity (NFP) for current and prior periods shall report the results of operations of the component, including any gain or loss recognized in accordance with paragraphs 360-10-35-40 and 360-10-40-5, in discontinued operations.”  As a result, the Company has revised the consolidated statement of operations and comprehensive income (“statement of operations”) and statement of cash flows by reclassifying the gain from disposal of a subsidiary of approximately $363,000 from continuing operations to discontinued operations.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

12.           Discontinued Operations (Continued)

According to FASB ASC 810-10-45-1, “as consolidated financial statements are based on the assumption that they represent the financial position and operating results of a single economic entity, such statements shall not include gain or loss on transactions among the entities in the consolidated group.”  Therefore, the Company has revised the statement of operations and statement of cash flows by removing the waiver of loan to subsidiaries of approximately $3,691,000 and the waiver of loan to subsidiaries held for sale of $2,181,000 from continuing operations and reclassified them to discontinued operations.  Also, the loan forgiveness from continuing operations of $3,691,000 was removed and other income was reduced by $2,181,000 from $2,849,000 to $668,000.

The above changes to the statement of operations, statement of cash flows and this Note 12 did not have any effect on the net sales, gross profit, net loss, comprehensive loss and earnings per share for the fiscal year ended March 31, 2009.  The changes affected only the loss from continuing operations and loss from discontinuing operations in the statement of operations and statement of cash flows.

The carrying values of the assets and liabilities of the disposal group classified as held for sale as at March 31, 2010 and 2011 were as follows:

	March 31, 2010	March 31, 2011
Assets:	$ in thousands	$ in thousands
Cash and bank balances	29	5
Other receivables, deposits and prepayments	171	-

Current and total assets of discontinued operations	200	5

Liabilities:
Rent payable	715	683
Accrued charges and deposits	383	403

Liabilities of discontinued operations	1,098	1,086

13	Stockholders’ equity

(a)	Repurchase of common stock

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increases the amount authorized for repurchase from $500,000 to $1,500,000.  The Board of Directors believed that the common stock was undervalued and that the repurchase of common stock would be beneficial to the Company's shareholders. During the fiscal year ended March 31, 2009, 70,019 ($134,000) shares were purchased under this program.  No shares were repurchased during the two fiscal years ended March 31, 2010 and 2011.  The Company may from time to time repurchase shares of its common stock under this program.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

13	Stockholders’ equity (Continued)

(b)	Preferred stock

The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the shareholders, with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2011.

(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

14	Stock option and bonus plans

(a)
On September 7, 2004, the Company’s stockholders adopted the 2004 Stock Bonus Plan (the “Stock Bonus Plan”) which authorizes the issuance of up to five hundred thousand (500,000) shares of the Company’s common stock in the form of stock bonus.

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

The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Company.  The existing Committee members are Mr. Anthony So and Mr. Woo Ping Fok.  The Committee has the authority, in its sole discretion: (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the  terms  of the Stock Bonus Plan; (iii) to  establish,  amend  and  rescind  rules  and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

On March 23, 2004, the Company’s stockholders adopted the 2004 Stock Option Plan (the “2004 Plan”) which provides for the grant of up to six hundred thousand (600,000) shares of the Company’s common stock in the form of stock options, subject to certain adjustments as described in the Plan.

The purpose of the 2004 Plan is to secure key employees to remain in the employment of the Company and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Company.  The Company believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company.

The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Company.  The current committee members are Mr. Anthony So and Mr. Woo Ping Fok.  The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant.  The exercise price of an option may be less than the fair market value of the underlying shares of Common Stock.  No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution, and each option will be exercisable during the lifetime of the optionee only by the optionee.

The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

In October 1996, the Company’s Board of Directors approved the 1996 Stock Option Plan and 1996 Non-Employee Directors’ Stock Option Plan.  Under the 1996 Stock Option Plan, the Company may grant options of common stock to certain employees and directors of the Company for a maximum of 900,000 shares.  The 1996 Stock Option Plan is administered by a committee appointed by the Board of Directors which determines the terms of options granted, including the exercise price, the option periods and the number of shares to be subject to each option.  The exercise price of options granted under the 1996 Stock Option Plan may be less than the fair market value of the common shares on the date of grant.  The maximum term of options granted under the 1996 Stock Option Plan is 10 years.  The right to acquire the common shares is not assignable except for certain conditions stipulated in the 1996 Stock Option Plan.

Under the 1996 Non-Employee Directors’ Stock Option Plan, the non-employee directors were automatically granted stock options on the third business day following the day of each annual general meeting of the Company to purchase shares of common stock.   The maximum number of authorized shares under the 1996 Non-Employee Director’s Stock Option Plan was 600,000. The exercise price of all options granted under the 1996 Non-Employee Directors’ Stock Option Plan shall be one hundred percent of the fair market value per share of the common shares on the date of grant.  The maximum term of options granted under the 1996 Non-Employee Directors’ Stock Option Plan is 10 years.  No stock option may be exercised during the first six months of its term except for certain conditions provided in the 1996 Non-Employee Directors’ Stock Option Plan.  The right to acquire the common shares is not assignable except for under certain conditions stipulated in the 1996 Non-Employee Directors’ Stock Option Plan.

In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61.  The options shall expire on March 31, 2013 and can be exercised at any time after granting.  The exercise prices of these options were equal to the fair market value at the time of grant.  No such options have been exercised during the years ended March 31, 2009 2010 and 2011.

In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12.  The options shall expire on March 25, 2014 and can be exercised at any time after granting.  The exercise prices of these options were equal to the fair market value at the time of grant.  No such options have been exercised during the years ended March 31, 2009, 2010 and 2011.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(a)           (Continued)

In September 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.20.  The options shall expire on September 12, 2014 and can be exercised at any time after granting.  The exercise prices of these options were equal to the fair market value at the time of grant.  No such option was exercised during the years ended March 31, 2009, 2010 and 2011.

In December 2005, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $4.50. The options shall expire on December 4, 2015 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options had been exercised during the years ended March 31, 2009, 2010 and 2011.

On November 16, 2006, the Board of Directors of the Company voted to rescind the Company’s 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”). All options previously granted under the Non-Employee Directors’ Plan continue in full force and effect pursuant to their terms of grant.

During the fiscal year ended March 31, 2011, no shares or share options were granted under the 1996 Stock Option Plan.

(b)           The stock options summary as of March 31, 2011 is as follows:

	Number of options	Weighted average exercise price

Balance, March 31, 2009	1,104,500	$4.13
Retired	(248,000)	$8.01

Balance, March 31, 2010	856,500	$3.01
Retired	(30,000)	$7.88

Balance, March 31, 2011	826,500	$2.83

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(c)	The following table summarizes information about all stock options of the Company outstanding as at March 31, 2011:

		Weighted
	Number	average	Exercisable
Weighted average	outstanding at	remaining life	shares at
exercise price	March 31, 2011	(years)	March 31, 2011

$1.61	342,500	2.0	342,500
$2.50	168,000	1.0	168,000
$2.55	10,000	0.6	10,000
$3.65	196,000	0.1	196,000
$4.50	30,000	4.8	30,000
$6.12	40,000	3.0	40,000
$6.20	40,000	3.5	40,000

$2.83	826,500	1.5	826,500

The intrinsic value of options outstanding and exercisable was $nil, $nil and $nil on March 31, 2009, 2010 and 2011, respectively.  The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2009, 2010 and 2011.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

15           Related party transactions

(a)	The Group paid emoluments, commissions and/or consultancy fees to its directors, officers and former directors as follows:

Year ended	Mr. So Hung Gun,		Mr. Chung Kim	Mr. Fok Woo
March 31,	Anthony		Wah	Ping
	Director, Chief Executive Officer and Treasury		Director	Director
	$ in thousands		$ in thousands	$ in thousands

2009	$930 (i), (iii)		$163 (iii)	Nil
2010	$800	(i)	$151	Nil
2011	$915 (i), (iii)		$165 (iii)	Nil

	Mr. J. Stewart	Mr. Henry	Mr. George		Mr. So Chun Wah,
	Jackson, IV	Schlueter	O’Leary		Albert
	Director	Director and Assistant Secretary	Former Director (iv)		Chief Financial Officer and Secretary
	$ in thousands	$ in thousands	$ in thousands		$ in thousands

2009	Nil	$109 (ii)	$240	(v)	$86
2010	Nil	$78 (ii)	$60	(v)	$87
2011	Nil	$87 (ii)	Nil		$118

(i)	Apart from the emoluments paid by the Group as shown above, one of the properties of the Group in Hong Kong is also provided to Mr. So Hung Gun, Anthony for his accommodation.

(ii)
The amounts for the years ended March 31, 2009, 2010 and 2011 represented professional fees paid to Schlueter & Associates, P.C., the Group’s SEC counsel, in which Mr. Henry Schlueter is one of the principals.

(iii)
The amount for the year ended March 31, 2009, included unpaid vacation payments of $115,000 and $14,000 for Mr. So Hung Gun, Anthony, and Mr. Chung Kim Wah, respectively.  The amount for the year ended March 31, 2011, included unpaid vacation payments of $115,000 and $14,000 for Mr. So Hung Gun, Anthony, and Mr. Chung Kim Wah, respectively.

(iv)	Mr. George O’Leary resigned from his position as director of the Company on November 16, 2006.

(v)
This represented a consultancy fee paid to Mr. George O’Leary for provision of support and management services in Germany, for completing an asset deal to sell Korona’s assets (accounts receivable, inventories, toolings and intellectual property rights) to a third party company and for progressing the liquidation of Korona.

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

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash, trade and notes receivables.

At March 31, 2010 and 2011, the Company had credit risk exposure of uninsured cash in banks of approximately $8,085,000 and $5,407,000, respectively.

A substantial portion, 45%, 57% and 60% of revenue, was generated from one customer for the years ended March 31, 2009, 2010 and 2011, respectively.

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended March 31,
	2009		2010		2011
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	17,990	45	16,298	57	16,934	60
Gottl Kern + Sohn GMBH	3,913	10	2,576	9	3,970	14
Pitney Bowes Inc.	5,006	12	2,300	8	1,747	6
TTI Tech Co. Ltd	4,512	11	2,127	7	858	3

		78		81		83

The following customers had balances greater than 10% of the total trade receivables at the balance sheet dates set forth below:

	March 31,
	2010		2011
	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	457	35	963	73
Pitney Bowes Inc.	248	19	51	4

		54		77

At March 31, 2010 and 2011, these customers accounted for 54% and 77%, respectively, of net trade receivables.  The trade receivables have repayment terms of not more than twelve months.  The Group does not require collateral to support financial instruments that are subject to credit risk.

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

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government and commenced in December 2000.  BEL joined the MPF by implementing a plan with a major international insurance company.  All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, must join the MPF, except for those who joined the Plan before December 2000.  Both the employee’s and employer’s contributions to the MPF are 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution of HK$1,000 (US$128) per month.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

(b)
The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations.  The Group’s total contributions to the above schemes for the years ended March 31, 2009, 2010 and 2011 amounted to $325,000, $276,000 and $318,000, respectively.  The Group has no other obligation to make payments in respect of retirement benefits of the employees.

(c)
According to the New Labor Law in the PRC which was effective on January 1, 2009, a company is required to provide one month’s of salary for each year of service as a severance payment.  As such, the company recognized a provision of $660,000 in the fiscal year ended March 31, 2011 for severance payments for staff in the PRC (2010: $659,000).  The accrued severance payment allowance is reviewed every year.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

18           Loss per share

	Year ended March 31
	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands

Loss applicable to common shareholders
– continuing operations	$(3,849)	$(532)	$(1,431)
– discontinued operations	$(3,735)	$(126)	$(129)

Net loss	$(7,584)	$(658)	$(1,560)

Weighted average shares outstanding	5,246,903 shares	5,246,903 shares	5,246,903 shares

Loss per share – continuing operations	$(0.73)	$(0.10)	$(0.27)
Loss per share – discontinued operations	$(0.72)	$(0.03)	$(0.02)

Net loss per share, basic and diluted	$(1.45)	$(0.13)	$(0.29)

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive shares of common stock that were outstanding during the period, including stock options.

The diluted net loss per share is the same as the basic net loss per share for the years ended March 31, 2009, 2010 and 2011, as all potential ordinary shares (856,500 shares on March 31, 2009 and 2010 and 826,500 shares on March 31, 2011) from the exercise of stock options are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

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

Summarized financial information by business segment as of March 31, 2009, 2010 and 2011 is as follows:

	Net sales	Operating profit /(loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2011

Scales	25,903	(554)	9,166	-	584
Telecommunication Products	2,056	(202)	4,328	-	691
Others	428	104	102	-	-

Total operating segments	28,387	(652)	13,596		-
Corporate		(979)	8,211	307	1,275

Group	28,387	(1,631)	21,807	307	1,275

Discontinued operations			5

Total Assets			21,812

2010

Scales	25,172	1,140	8,536	657	225
Telecommunication Products	3,022	(925)	3,870	730	266
Others	349	135	69	-	-

Total operating segments	28,543	350	12,475	1,387	491
Corporate	-	(1,005)	11,014	571	-

Group	28,543	(655)	23,489	1,958	491

Discontinued operations			200

Total Assets			23,689

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (Continued)

(a)           (Continued)

	Net sales	Operating profit / (loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
2009

Scales	30,352	151	8,706	824	33
Telecommunication Products	9,475	(2,066)	6,003	916	39
Others	551	99	42	-	-

Total operating segments	40,378	(1,816)	14,751	1,740	72
Corporate	-	(2,333)	10,868	714	-

Group	40,378	(4,149)	25,619	2,454	72

Discontinued operations			3,820

Total Assets			29,439

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

Total property, plant and equipment, net by geographical areas are as follows:

	March 31,	March 31,	March 31,
	2009	2010	2011
	$ in thousands	$ in thousands	$ in thousands

Hong Kong and USA	1,672	1,181	1,082
The PRC	1,702	1,126	2,476

Total property, plant and equipment	3,374	2,307	3,558

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (Continued)

(c)
The following is a summary of net export sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Company for the years ended March 31, 2009, 2010 and 2011:

	Year ended March 31,
	2009		2010		2011
	$ in thousands	%	$ in thousands	%	$ in thousands	%

United States	26,923	67	19,799	69	18,893	67
Germany	4,782	12	3,923	14	5,557	20
Other EU countries	2,858	7	685	3	1,011	3
Asia and others	5,815	14	4,136	14	2,926	10

	40,378	100	28,543	100	28,387	100

(d)	The details of sales made to customers constituting 10% or more of total sales of the Company are as follows:

		Year ended March 31,
	Business segment	2009		2010		2011
		$	%	$	%	$	%

Sunbeam Products, Inc.	Scales	17,990	45	16,298	57	16,934	60

Gottl Kern + Sohn GMBH	Scales	3,913	10	2,576	9	3,970	14

Pitney Bowes Inc.	Scales	5,006	12	2,300	8	1,747	6

TTI Tech Co., Ltd.	Tele-communication Products	4,512	11	2,127	7	858	3

		31,421	78	23,301	81	23,509	83

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

20	Fair value of financial instruments

Effective April 1, 2008, the Group adopted ASC 820 (formerly, SFAS No. 157), “Fair Value Measurements” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The adoption of ASC 820 did not have a material impact on the Group’s fair value measurements, as the fair value of the Group’s assets or liabilities do not differ from their book value.