Form 20-F
period 2012-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2012-08-15
CIK 846546

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE EXCHANGE ACT OF 1934 SECURITIES
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934 EXCHANGE
For the Fiscal Year Ended March 31, 2012
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT OF 1934 SECURITIES
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

5,577,639 shares of common stock, $0.003 par value, at March 31, 2012 (including 330,736 shares that are held in treasury)

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable to Bonso.

Item 2. Offer Statistics and Expected Timetable

Not Applicable to Bonso.

Item 3. Key Information

A.	Selected Financial Data.

The selected consolidated financial data as of March 31, 2011 and 2012 and for each of the three fiscal years ended March 31, 2012 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars. The selected consolidated financial data set forth below as of March 31, 2008, 2009 and 2010, and for each of the two fiscal years in the period ended March 31, 2009, have been derived from our audited consolidated financial statements that are not included in this Annual Report.  The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data

(in 000’s US$ except for shares and per share data)

Year Ended March 31,
	2008 (1)(2)	2009 (1)(2)(3)	2010 (1)(2)	2011 (1)(2)	2012 (1)(2)
	$	$	$	$	$
Net sales	45,496	40,378	28,543	28,387	26,682
Cost of sales	(43,629)	(34,707)	(23,693)	(24,760)	(22,782)
Gross margin	1,867	5,671	4,850	3,627	3,900
Selling expenses	(720)	(649)	(375)	(249)	(267)
Salaries and related costs	(3,541)	(3,777)	(2,539)	(2,716)	(2,526)
Research and development expenses	(883)	(792)	(580)	(334)	(312)
Administration and general expenses	(3,351)	(4,602)	(2,011)	(1,959)	(2,492)
Amortization of brand name	(200)	—	—	—	—
Impairment of goodwill	(843)	—	—	—	—
Impairment of brand name	(1,597)	—	—	—	—
Impairment on share investment	(200)	—	—	—	—
Gain from liquidation of subsidiary	—	—	—	—	1,448
Loss from operations	(9,468)	(4,149)	(655)	(1,631)	(249)
Interest income	198	127	103	6	7
Interest expenses	(448)	(209)	(69)	(56)	(87)
Foreign exchange loss	(431)	(279)	(522)	(130)	(703)
Gain on disposal of property	3,124	162	—	155	—
Gain on disposal of intangible assets	—	—	—	41	—
Other income	592	707	620	184	132
Loss before income taxes and minority interest	(6,433)	(3,641)	(523)	(1,431)	(900)
Income tax benefit (expense)	341	(208)	(9)	—	(2)
Loss from continuing operations	(6,092)	(3,849)	(532)	(1,431)	(902)
Loss from discontinued operations	(2,458)	(3,735)	(126)	(129)	—
Net loss	(8,550)	(7,584)	(658)	(1,560)	(902)
Loss per share
- Continuing operations	$(1.09)	$(0.73)	$(0.10)	$(0.27)	$(0.17)
- Discontinued operations	$(0.44)	$(0.72)	$(0.03)	$(0.02)	$(0.00)
- Total	$(1.53)	$(1.45)	$(0.13)	$(0.29)	$(0.17)
Weighted average shares	5,577,639	5,246,903	5,246,903	5,246,903	5,246,903
Diluted weighted average shares	5,577,639	5,246,903	5,246,903	5,246,903	5,246,903

(1) The diluted net loss per share was the same as the basic net loss per share as all potential ordinary shares, including the stock options, are anti-dilutive and therefore excluded from the computation of diluted net loss per share.

(2) The statement of operations present continuing and discontinued operations in conjunction with the Consolidated Financial Statements.

(3) The statement of operations for the fiscal year ended March 31, 2009 was restated in conjunction with the Consolidated Financial Statements.

Balance Sheet Data

(in 000’s US$ except for shares and per share data)

	March 31,
	2008 (1)	2009 (1)	2010 (1)	2011 (1)	2012 (1)
	$	$	$	$	$
Cash and cash equivalents	9,654	8,044	8,085	5,407	3,014
Working capital of continuing operations	11,815	11,244	10,538	7,933	2,914
Total assets of continuing operations	34,044	25,620	23,489	21,807	23,168
Total assets of discontinued operations	7,742	3,819	200	5	—
Total assets	41,786	29,439	23,689	21,812	23,168
Current liabilities of continuing operations	11,990	6,993	6,789	6,285	9,293
Long-term debts and capital leases	184	52	—	—	—
Deferred income tax assets	22	—	—	—	—
Total liabilities of continuing operations	14,774	9,654	9,403	8,899	11,890
Total liabilities of discontinued operations	6,107	5,787	1,098	1,086	—
Common stock	17	17	17	17	17
Shareholders’ equity	20,905	13,998	13,188	11,827	11,278
Dividends declared per share	—	—	—	—	—

(1) The selected financial data for balance sheets present continuing and discontinued operations in conjunction with the Consolidated Financial Statements.

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar or the Chinese Renminbi. The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983. From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB is allowed to move 0.3% on a daily basis against the U.S. Dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%. Following the removal of the U.S. Dollar peg, the RMB appreciated more than 20% against the U.S. Dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. Dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. Dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the government of the People’s Republic of China (“PRC”) would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the RMB exchange rate. As of July 10, 2012, the RMB was valued at 6.3649 per U.S. Dollar. On June 19, 2010, the PBOC released a statement indicating that it would "proceed further with reform of the RMB exchange rate regime and increase the RMB exchange rate flexibility.” Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position and the value of our common shares and any dividends payable to our common shareholders in U.S. Dollars. In addition, the Chinese government continues to receive significant international pressure to further liberalize its currency policy and as a result may further change its currency policy. The Chinese government in the past has expressed its intention in the Basic Law of the PRC to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China in July 1997. However, there can be no assurance that the Hong Kong Dollar will remain pegged against the U.S. Dollar or that the Chinese Renminbi will not be allowed to fluctuate more than 0.5% on a daily basis. If the current exchange rate mechanism is changed, we shall face increased currency risks, which could have a material adverse effect upon the Company.

We Face Significant Risks If The Chinese Government Changes Its Policies, Laws, Regulations Or Tax Structure Or Its Current Interpretations Of Its Laws, Rules And Regulations Relating To Our Operations In China. Our manufacturing facility and the new manufacturing facility we are developing in XinXing are located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations, confiscatory taxation, changes in employment restrictions, restrictions on imports and sources of supply, import duties, corruption, currency revaluation or the expropriation of private enterprise could materially and adversely affect us. Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activity and greater economic decentralization. If the Chinese government does not continue to pursue its present policies that encourage foreign investment and operations in China, or if these policies are either not successful or are significantly altered, then our business operations in China could be adversely affected. We could even be subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government’s policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we might have to discontinue our operations.

Continuing Economic Weakness May Adversely Affect Our Earnings, Liquidity And Financial Position. The Company’s business has been challenging recently as a consequence of adverse worldwide economic conditions. In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations. These concerns slowed global economic growth and resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. The global economic weakness has negatively impacted our operating results since 2008. Overall, the economic outlook is uncertain as a result of concerns about the general global economy, the decreased rate of growth in China and the European Union. Recessionary conditions may return. If negative economic conditions return, a number of material adverse effects on our business could occur and could have a negative impact upon our results of operations. Further, slower overall growth of the Chinese economy may have a material adverse effect upon the Company and its results of operations.

The Economy Of China Has Been Experiencing Significant Growth, Leading To Some Inflation and Increased Labor Costs. The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 4.5% in January 2012 from the level in January 2011. The wages we pay our employees also increased substantially during the year ended March 31, 2012. China’s overall economy and the average wage in the PRC are expected to continue to grow. Continuing inflation and material increases in the cost of labor in China could diminish our competitive advantage. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown may reduce our revenues. If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

Changes To PRC Tax Laws And Heightened Efforts By China’s Tax Authorities To Increase Revenues Are Expected To Subject Us To Greater Taxes.  Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the Chinese government enacted a unified enterprise income tax law, or “EIT,” which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE,” located in Shenzhen of the PRC, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC expired on January 1, 2008. Under the EIT, apart from those qualified as high-tech enterprises, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25%. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

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

If Our Sole Factory Were Destroyed Or Significantly Damaged As A Result of Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected. All of our products are manufactured at our manufacturing facility located in Shenzhen, China but will be manufactured at a single facility in XinXing following our move to XinXing expected to occur during the fiscal year ending March 31, 2013. Fire-fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $26.8 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factory due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

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

Enforcement of the Labor Contract Law, Minimum Wage Increases and Future Changes In The Labor Laws In China May Result In A Continued Increase In Labor Costs. On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practices do not, or will not, violate the Labor Contract Law and other labor-related regulations. Between the fiscal years ended March 31, 2008 and 2012, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate. In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for labor from RMB 1,100 (or approximately $162) per month to RMB 1,320 (or approximately $206) per month beginning April 1, 2011. The minimum wage was increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012. We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facility without substantially increasing our non-production salaries and related costs. This increase in minimum wage will increase our labor costs by 14%, or approximately $558,000, annually. If we are subject to severe penalties or incur significant liabilities in connection with the enforcement of the Labor Contract Law, disputes or investigations, our business and results of operations may be adversely affected. Any future changes in the labor laws in the PRC could result in our having to pay increased labor costs. There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

If We Were To Lose Our Existing Banking Facilities Or Those Facilities Were Substantially Decreased Or Less Favorable Terms Were Imposed Upon Us, The Company Could Be Materially And Adversely Affected. We maintain a banking facility with Hang Seng Bank Limited, which is subject to renewal on an annual basis. We use this banking facility to fund our working capital requirements. In recent months, the credit markets in Hong Kong and throughout the world have tightened and experienced extraordinary volatility and uncertainty. We have had discussions with our bank and believe that the availability of our banking facility will continue on terms that are acceptable to us. However, as a result of changes in the capital or other legal requirements applicable to Hang Seng Bank Limited or if our financial position and operations were to deteriorate further, our costs of borrowing could increase or the terms of our banking facility could be changed so as to impact our liquidity. If we are unable to obtain needed capital on terms acceptable to us, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Risk Factors Relating to Our Business

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue. If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted. Traditionally, we have relied upon two customers for a significant portion of our sales. During the fiscal years ended March 31, 2010, 2011 and 2012, these two customers accounted for approximately 66%, 74% and 80% of sales, respectively. During the fiscal year ended March 31, 2012, 66% of our sales were to a single customer (60% during the fiscal year ended March 31, 2011). We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

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

Our Sales Through Retail Merchants Result In Seasonality, Susceptibility To A Downturn In The Retail Economy And Sales Variances Resulting From Retail Promotional Programs. Many of our other customers sell to retail merchants. Accordingly, these portions of our customer base are susceptible to a further downturn in the retail economy. A greater number of our sales of scales products occur between the months of July and October in preparation for the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. However, past sales patterns may not be indicative of future performance.

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

We Depend Upon Our Key Personnel, And The Loss Of Any Key Personnel, Or Our Failure To Attract And Retain Key Personnel, Could Adversely Affect Our Future Performance, Including Product Development, Strategic Plans, Marketing And Other Objectives. The loss or failure to attract and retain key personnel could significantly impede our performance, including product development, strategic plans, marketing and other objectives. Our success depends to a substantial extent not only on the ability and experience of our senior management, but particularly upon Anthony So, our Chairman of the Board. We do not have key man life insurance on Mr. So. To the extent that the services of Mr. So would be unavailable to us, we would be required to obtain another person to perform the duties Mr. So otherwise would perform. We may be unable to employ another qualified person with the appropriate background and expertise to replace Mr. So on terms suitable to us.

Certain Subsidiaries Of The Company Received On-going Enquiries From The Local Tax Authorities During The Year. If The Subsidiaries Were Finally Held Liable For Such Additional Taxation, Our Consolidated Net Income And The Value Of Your Investment Could Be Substantially Reduced. During the fiscal years ended March 31, 2010, 2011 and 2012, certain of our subsidiaries were, and continue to be, subject to enquiries from the local tax authorities. Upon the adoption of ASC 740 (formerly FIN 48), “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” or FIN 48, the Company recorded a provision of approximately $2,164,000 in relation to uncertain tax positions as of April 1, 2007. The assessment is subject to final determination by the local tax authorities and may be different from what we have recorded as a provision. As such, there can be no assurance that the inquiry will not result in the imposition of additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations. According to the requirement of the local tax authorities, the Company has purchased tax reserve certificates for approximately $1,710,000 for the fiscal years in review for the potential payment to the tax authority.

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

Increased Prices For Raw Materials May Have A Negative Impact Upon Us. During the fiscal year ended March 31, 2012, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials. If oil prices continue to increase in the future, it will likely result in an increase in the costs of components to us, as well as an increase in our operating expenses, which may have a material adverse effect upon our business and results of operations.

We May Face An Increased Shortage Of Factory Workers. During the fiscal year ended March 31, 2008, we experienced labor shortages for factory workers. During the fiscal year ended March 31, 2009, we reduced our number of factory workers due to the decrease in demand for our products. Further, we reduced our labor requirements by subcontracting out some production processes during the fiscal year ended March 31, 2009. During the fiscal year ended March 31, 2010, we increased the number of our factory workers. During the fiscal years ended March 31, 2011 and 2012, we again reduced our full workforce in Shenzhen, PRC as we prepare to transit our operations to a new factory in XinXing. See “Employees” under Item 6. - Directors, Senior Management and Employees below. There can be no assurance that we will not experience an increased need for workers in China in the future or that we can adequately staff the factory, including our new factory in XinXing. The inability to adequately staff our factory could have a material adverse impact on production, which could lead to delays in shipments or missed sales. In the event that we have delayed or lost sales, we may need to deliver goods by air at our cost to ensure that our products arrive on time, which would likely result in an increase in air freight costs and vendor fines and could result in missed sales, any of which could have a material adverse effect upon our business and our results from operations.

Recent Changes In The PRC’s Labor Law Could Penalize Bonso If It Needs To Make Additional Workforce Reductions. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. During the fiscal year ended March 31, 2012, we recognized a further provision for severance payment of $182,000 in anticipation of reducing our full workforce in Shenzhen, PRC as we transition our operations to a new factory in Xinxing, and the accumulated provision was $841,000 as of March 31, 2012 (2011: $659,000). This accrued severance payment allowance is reviewed every year. We may incur much higher costs under China’s labor laws if we are forced to downsize again, and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

We Face Increasing Competition In Our Industry And May Not Be Able To Successfully Compete With Our Competitors. Our business is in an industry that is becoming increasingly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have. As a result, we may be unable to compete successfully with these competitors. We compete with scale manufacturers in the Far East, the United States, and Europe. We believe that our principal competitors in the scale market is other original equipment manufacturer (“OEM”) and original design manufacturer (“ODM”) manufacturers, and all companies engaged in the branded, ODM and OEM business. The scale market is highly competitive, and we face pressures on pricing and lower margins, as evidenced by the decline in margins that we have experienced with our scale products. Lower margins may affect our ability to cover our costs, which could have a material negative impact on our operations and our business.

We Are Controlled By Our Management, Whose Interest May Differ From Those Of The Other Shareholders. As of June 30, 2012, Mr. Anthony So, our founder and Chairman, beneficially owns approximately 43.2% of the shares of our common stock, including shares underlying his outstanding options, or 40.9% of the issued and outstanding shares of our common stock. Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities. Mr. So may be able to prevent or cause a change in control of the Company. We also may be prevented from entering into transactions that could be beneficial to us without Mr. So’s consent. The interest of our largest shareholder may differ from the interests of other shareholders.

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

Our Results Could Be Affected By Changes In Currency Exchange Rates. Changes in currency rates involving the Hong Kong Dollar or Chinese Renminbi could increase our expenses. During the fiscal years ended March 31, 2010, 2011 and 2012, our financial results were affected by currency fluctuations, resulting in total foreign exchange losses of approximately $522,000, $130,000 and $703,000, respectively. Generally, our revenues are collected in United States Dollars. Our costs and expenses are paid in United States Dollars, Hong Kong Dollars, and Chinese Renminbi. We face a variety of risks associated with changes among the relative value of these currencies. Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations. If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected. In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations. If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

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

Further, we may be notified that we are infringing upon patents, trademarks, copyrights or other intellectual property rights owned by other parties. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. Any litigation, even without merit, could result in substantial costs and diversion of resources and could have a material adverse affect on our business and results of operations.

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

We Have Not Paid Dividends Since 2007 And May Not Pay Dividends In The Future. We have not paid dividends on our Common Stock since 2007, and we may not be able to declare dividends, or the board of directors may decide not to declare dividends, in the future. We will determine the amounts of any dividends when and if they are declared in the future at the time of declaration.

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

Effective as of May 1, 2001 we acquired 100% of the equity of Korona Haushaltswaren GmbH & Co. KG, a limited liability partnership registered in Germany (“Korona”). Korona marketed consumer scale products throughout Europe to retail merchandisers and distributors. These products feature contemporary designs using the latest materials and attractive packaging. Effective March 31, 2009, we sold assets of Korona to Beurer GmbH, including inventories, accounts receivable, toolings and intellectual property rights. Korona completed its liquidation in February 2012.

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

Our principal capital expenditures on property, plant and equipment over the last three years are set forth below:

	2010	2011	2012
Property plant & equipment and land use rights	$491,000	$1,397,000	$3,415,000

Our capital expenditures include construction-in-progress and the purchase of machinery used in the production of certain of our products.

In November, 2006, Bonso entered into a land purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire the land use right of a piece of land  consisting of 133,500 square meters for future expansion of the Company’s operations in XinXing. This new piece of land is more than triple the size of the land upon which the Company's existing facilities are located in Shenzhen, China. The land transfer was completed in 2009. The first phase of construction of the new manufacturing facility is expected to be completed by the end of 2012.

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

Since 1989, we have manufactured all of our products in China in order to take advantage of the lower overhead costs and competitive labor rates. Our factory is currently located in Shenzhen, China, about 50 miles from Hong Kong. The convenient location permits us to easily manage manufacturing operations from Hong Kong and facilitates transportation of our products out of China through the ports of Hong Kong and Yantian (Shenzhen). The first phase of construction of our new manufacturing facility in XinXing is expected to be completed by the end of 2012.

Products

Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 88% of revenue for the fiscal year ended March 31, 2010, 91% for 2011 and 95% for 2012. We believe that our industrial scales will continue to be a larger portion of our scales revenue as we are able to secure orders from our major customers.

Our wireless telecommunications products included two-way radios and cordless telephones that are used in consumer and commercial applications. These products accounted for 11% of revenue for the fiscal year ended March 31, 2010, 7% for 2011 and 0% for 2012. The decrease in sales of telecommunications products was caused by the continuation of the Company’s decision to give up orders of telecommunications products with low profit margins.

The Company has begun to produce certain electrical pet care products, including a bark control device. These products accounted for 3% of revenue for the fiscal year ended March 31, 2012 (2011: 0%).

We also receive revenue from certain customers for the development and manufacture of tooling and molding for scales, telecommunication and pet electronics products. Generally, these tools and moulds are used by us for the manufacture of products. We also generate some sales of scrap materials. These revenues accounted for approximately 1% of net sales for the fiscal years ended March 31, 2010, 2% for 2011 and 2% for 2012.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2010, 2011, and 2012:

	Year ended March 31,
Product Line	2010	2011	2012
Scales	88%	91%	95%
Telecommunication Products	11%	7%	0%
Electronic Pet Products	0%	0%	3%
Others	1%	2%	2%
Total	100%	100%	100%

Business Strategy

We believe that our future growth depends upon our ability to strengthen our customer base by enhancing and diversifying our products, increasing the number of customers and expanding into additional markets while maintaining or increasing sales of our products to existing customers. Our future growth and our ability to become profitable are also dependent upon our ability to control production costs and increase production capacity. Our strategy to achieve these goals is as follows:

Product Enhancement And Diversification. We continually seek to improve and enhance our existing products in order to provide a longer product life-cycle and to meet increasing customer demands for additional features. Our research and development staff are currently working on a variety of projects to enhance our existing scale products and in the postal scale/meter area. Further, we are developing certain electrical pet care products. See “Product Research and Development” and “Competition” below.

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

Increasing Production Capacity. In November 2006, Bonso entered into a land purchase agreement to acquire 133,500 square meters of land  use right for future expansion in XinXing, China. The construction of the new manufacturing facility began during the fiscal year ended March 31, 2010 and the first phase is expected to be completed by the end of 2012. We intend to carefully monitor our capacity needs and to expand capacity as necessary.

Customers and Marketing

We sell our products primarily in the United States and Europe. Customers for our products are primarily OEM's, OBM's and ODM's, which market the products under their own brand names. We continue to market our products to OEM’s, OBM’s and ODM’s at trade shows and via e-mail, our website and facsimile.

Net export sales to customers by geographic area consisted of the following for each of the three years ended March 31, 2010, 2011 and 2012.

Year ended March 31:

	2010		2011		2012
	$ in thousands	%	$ in thousands	%	$ in thousands	%
United States of America	19,799	69	18,893	67	19,940	75
Germany	3,923	14	5,557	20	4,985	18
Other European Countries	685	3	1,011	3	770	3
Asia and Others	4,136	14	2,926	10	987	4
Total	28,543	100	28,387	100	26,682	100

We maintain a marketing and sales team of eight people. Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customers’ specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives and through the use of direct mail catalogues and product literature. During the fiscal years ended March 31, 2010, 2011 and 2012, we recorded total commission payments of approximately $42,000, $3,000 and $4,000, respectively. In addition, our marketing teams contact existing and potential customers by telephone, mail and facsimile and in person.

Our major sensor-based electronic scale products customers and their percentage of sales for the prior three fiscal years are below:

Percent of Sales – Year ended March 31:

Electronics Sensor Customers	2010	2011	2012
Sunbeam Products, Inc.	57%	60%	66%
Kern + Sohn GMBH	9%	14%	14%

Component Parts and Suppliers

We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components. We purchase components for our products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and China.

During the fiscal year ended March 31, 2008, the costs of component parts increased due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials. Further, we believe that costs of component parts increased during this time period due to an increase in worldwide demand for electronic components such as those used in the production of our products. During the fiscal years ended March 31, 2009 and 2010, there were no significant changes to the price of oil, steel or other raw materials and component part prices stabilized. However, the price of oil and other raw materials increased during the fiscal years ended March 31, 2011 and 2012 resulting in an increase of our component part prices. We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier and allowing for longer delivery lead times. Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.

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

ISO 13485 certification ensures that we have implemented and maintained a quality system for the design and manufacture of medical devices and allows us to develop and manufacture safe and effective medical devices should we choose to do so in the future.

The European Union has enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive (“RoHS”). RoHS prohibits the use of certain substances, including lead, in certain products. We believe that we are in compliance with RoHS and have a supply of compliant components from suppliers.

The Company provides to certain customers an additional one to two percent of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facility. In addition, certain products sold by the Company are subject to a limited product quality warranty. The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. The standard limited warranty period is one to three years. Quality returns, refunds, rebates and discounts are recorded net of sales if they are within the warranty period. All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified. Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

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

Product Research and Development

The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEM's, OBM's and ODM's. We believe our engineering and product development capabilities are important to the future success of our business. As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications. Some of our product design, research and development activities are customer funded and are under agreements with specific customers for specific products. To reduce costs, we conduct our research and development at our facilities in China. We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong. At March 31, 2012, we employed 24 individuals in Hong Kong and China for our engineering staff, who are at various times engaged in research and development. The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of, and in accordance with, the specifications provided by the ODM's and OEM's. We anticipate hiring additional research and development personnel to meet the increased demand for scale products.

Competition

The manufacture and sale of electronic sensor-based and wireless products is highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses aggregated approximately $580,000 during the fiscal year ended March 31, 2010, $334,000 during the fiscal year ended March 31, 2011 and $312,000 during fiscal year ended March 31, 2012.

Seasonality

Generally, the first calendar quarter of each year is typically the slowest sales period because our manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays to permit employees to travel to their homes in China. In addition, sales during the first calendar quarter of scales products usually dip following the increase in sales during the Christmas season. A greater number of our sales of scales products occur between the months of September and November for shipment in preparation for the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. However, past sales patterns may not be indicative of future performance.

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

Organizational Structure

We have two wholly-owned Hong Kong subsidiaries, Bonso Electronics Limited (“BEL”) and Bonso Advanced Technology Limited (“BATL”). Both BEL and BATL were organized under the laws of Hong Kong and are responsible for the design, development, manufacture and sale of our products.

BEL has one active Hong Kong subsidiary, Bonso Investment Limited (“BIL”). BIL was organized under the laws of Hong Kong and has been used to acquire and hold our investment properties in Hong Kong and China.

BEL also has one active PRC subsidiary, Bonso Electronics (Shenzhen) Company Limited, which is organized under the laws of the PRC and is used to manufacture our products.

BATL has one active PRC subsidiary, Bonso Advanced Technology (Xinxing) Company Limited, which is organized under the laws of the PRC and is used to acquire and hold our new manufacturing facility that is being constructed in XinXing, China.

We also have another wholly-owned British Virgin Islands subsidiary, Modus Enterprise International Inc.

As of March 31, 2009, Modus Enterprise International Inc. owned 100% of Korona. Korona was engaged in marketing, distributing and retailing consumer bathroom and kitchen scale products throughout Europe. Effective March 31, 2009, we sold certain assets of Korona to Beurer GmbH, and Korona has completed its liquidation during the fiscal year ended March 31, 2012.

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

We also own two office units in Beijing, namely Units 12 and 13 on the third floor, Block A of Sunshine Plaza in Beijing, China. Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet. One Unit is rented to an unaffiliated third party for an aggregate monthly rental of approximately RMB 15,000, or approximately $2,000, while the other unit is rented to another unaffiliated third party for an aggregate monthly rental of approximately RMB 8,000 or approximately $1,000.

In November, 2006, Bonso entered into a land purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire the land use right of a piece of land  of 133,500 square meters for future expansion of the Company’s operations in XinXing. The land transfer was completed in 2009. During the fiscal year ended March 31, 2010, the first phase of construction of the new manufacturing facilities commenced, and the construction is expected to be completed in 2012.

Adequacy of Facilities

We believe the manufacturing complex will be adequate for our reasonably foreseeable needs.

Item 4A. Unresolved Staff Comments

Not Applicable to Bonso.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 3. – Key Information – Selected Financial Data and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

During the fiscal year ended March 31, 2012, the Company experienced decreased revenues. Our overall sales dropped due to lower demand for our products as a result of the global economic instability.

We derive our revenues principally from the sale of sensor-based scales manufactured in China, which represent 95% of total sales for the fiscal year ended March 31, 2012. As mentioned in Item 3. – Key Information – Risk Factors, we are dependent upon a limited number of major customers for a significant portion of our revenues. Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers. Further, the pricing of our scale products is becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed approximately 93% of our revenue during the fiscal year ended March 31, 2012.

During the fiscal year ended March 31, 2010, net sales from continuing operations were approximately $28,543,000, and net loss was approximately $658,000. During the fiscal year ended March 31, 2011, net sales from continuing operations were approximately $28,387,000, and net loss was approximately $1,560,000. During the fiscal year ended March 31, 2012, net sales from continuing operations were approximately $26,682,000, and net loss was approximately $902,000.

Costs are increasing in China, and our labor costs represented approximately 17.8% of our total production costs in the fiscal year ended March 31, 2012, compared to 16.8% in the fiscal year ended March 31, 2011. There was no change in the minimum wage set by the PRC government during the fiscal year ended March 31, 2010, as compared to the fiscal year ended March 31, 2009. In accordance with the new minimum wage set by the local authorities in May 2010, we increased the minimum wage for labor from RMB 900 (or approximately $132) per month to RMB 1,100 (or approximately $162) per month beginning July 1, 2010. The minimum wage was increased to RMB 1,320 (or approximately $206) per month beginning April 1, 2011, and was later increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012. We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facility without substantially increasing our non-production salaries and related costs. This increase in minimum wage will increase our labor costs by 14%, or approximately $558,000, annually. There can be no assurance that labor costs will not further increase or that any additional increase in labor costs will not have a material adverse effect upon our results of operations.

We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future. Prices of raw materials increased during the fiscal years ended March 31, 2011, but did not vary significantly during the fiscal year ended March 31, 2012 and 2010. Prices of raw materials decreased during the fiscal year ended March 31, 2009 due to decreases in oil prices. There can be no assurance that raw material costs will not fluctuate or that any additional increase in raw material costs will not have a material adverse effect upon our results of operations.

Operating Results

The following table sets forth selected income data as a percentage of net sales for the periods indicated:

	Fiscal Year Ended March 31,
Statement of Operations Data	2010	2011	2012
	%	%	%

Net sales	100.0	100.0	100.0
Cost of sales	(83.0)	(87.2)	(85.4)
Gross margin	17.0	12.8	14.6
Selling expenses	(1.3)	(0.9)	(1.0)
Salaries and related costs	(9.0)	(9.6)	(9.5)
Research and development expenses	(2.0)	(1.2)	(1.2)
Administration and general expenses	(7.0)	(6.9)	(9.3)
Gain from liquidation of subsidiary	—	—	5.4
Loss from operations	(2.3)	(5.7)	(1.0)
Interest income	0.4	0.0	0.0
Interest expenses	(0.3)	(0.2)	(0.3)
Foreign exchange loss	(1.8)	(0.5)	(2.6)
Other income	2.1	1.3	0.5
Loss before income taxes	(1.9)	(5.0)	(3.4)
Income tax expenses	(0.0)	(0.0)	(0.0)
Loss from continuing operations	(1.9)	(5.0)	(3.4)
Loss from discontinued operations	(0.4)	(0.5)	—
Net loss	(2.3)	(5.5)	(3.4)

Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011

Net Sales. Our sales decreased approximately $1,705,000, or 6.0%, from approximately $28,387,000 for the fiscal year ended March 31, 2011 to approximately $26,682,000 for the fiscal year ended March 31, 2012. The decrease in sales was primarily the result of the overall decrease in demand for our products.

Gross Margin. Gross margin as a percentage of revenue increased to approximately 14.6% during the fiscal year ended March 31, 2012, as compared to approximately 12.8% during the fiscal year ended March 31, 2011. The higher gross margin was primarily the result of reduced manufacturing cost due to increase in efficiency.

Selling Expenses. Selling expenses increased by approximately $18,000 from approximately $249,000 for the fiscal year ended March 31, 2011 to approximately $267,000 for the fiscal year ended March 31, 2012, or 7.2%. Local freight costs and related selling expenses increased during the year due to increased shipping costs during the fiscal year ended March 31, 2012.

Salaries And Related Costs. Salaries and related costs decreased by approximately $190,000, or 7.0%, from approximately $2,716,000 for the fiscal year ended March 31, 2011 to approximately $2,526,000 for the fiscal year ended March 31, 2012. The decrease in salaries and related costs was primarily the result of decreased headcount in Hong Kong and China.

Research And Development. Research and development expenses decreased approximately $22,000, or 6.6%, from approximately $334,000 for the fiscal year ended March 31, 2011 to approximately $312,000 for the fiscal year ended March 31, 2012. The decrease in research and development was primarily the result of decreased headcount of engineers during the fiscal year ended March 31, 2012.

Administration And General Expenses. Administration and general expenses increased by approximately $533,000, or 27.2%, from approximately $1,959,000 for the fiscal year ended March 31, 2011 to approximately $2,492,000 for the fiscal year ended March 31, 2012. The increase was primarily the result of a payment of approximately $565,000 to the bank of Gram Precision as Gram Precision was under liquidation, and the Company had a guarantee to Gram Precision’s bank to secure its banking facilities, which continued from the fiscal year ended March 31, 2008 when Gram Precision was a subsidiary of the Company.

Gain from Liquidation of Subsidiary. Since Korona was liquidated during the fiscal year ended March 31, 2012, the Company recorded a gain of approximately $1,448,000.

Loss From Operations. As a result of the factors described above, loss from operations decreased by 86.0% from a loss of approximately $1,631,000 for the fiscal year ended March 31, 2011 to a loss of approximately $229,000 for the fiscal year ended March 31, 2012.

Interest Income. Interest income increased by $1,000, or 16.7%, from approximately $6,000 for the fiscal year ended March 31, 2011 to approximately $7,000 for the fiscal year ended March 31, 2012. The increase was the result of increased deposits in savings accounts during the fiscal year ended March 31, 2012.

Interest Expenses. Interest expenses increased approximately $31,000, or 55.4%, from approximately $56,000 for the fiscal year ended March 31, 2011 to approximately $87,000 for the fiscal year ended March 31, 2012. This increase was primarily the result of an increase in utilization of the Company’s banking facilities during the fiscal year ended March 31, 2012.

Foreign Exchange Loss. Foreign exchange loss increased approximately $573,000, or 440.8%, from approximately $130,000 for the fiscal year ended March 31, 2011 to approximately $703,000 for the fiscal year ended March 31, 2012. This increase was primarily the result of the appreciation of the Chinese Renminbi compared to the United States Dollar during the fiscal year ended March 31, 2012.

Other Income. Other income decreased approximately $52,000, or 28.3%, from approximately $184,000 for the fiscal year ended March 31, 2011 to approximately $132,000 for the fiscal year ended March 31, 2012. The decrease was primarily the result of the decrease in recoverable bad debt from the sale of Gram Precision that was previously impaired. During the fiscal year ended March 31, 2011, the Company recovered $45,000, while the Company recovered $0 during the fiscal year ended March 31, 2012.

Income Tax Expense. Income tax expense was $2,000 during the fiscal year ended March 31, 2012, as compared to $0 during the fiscal year ended March 31, 2011. The income tax expense is a result of gains in a subsidiary during the fiscal year ended March 31, 2012.

Loss from Discontinued Operations. Loss from discontinued operations decreased approximately $129,000 to $0 during the fiscal year ended March 31, 2012. The decrease was the result of the liquidation of discontinued operations during the fiscal year ended March 31, 2012.

Net Loss. As a result of the factors described above, net loss decreased from a loss of approximately $1,560,000 for the fiscal year ended March 31, 2011 to a loss of approximately $902,000 for the fiscal year ended March 31, 2012, a decrease in loss of approximately $658,000, or 42.2%.

Foreign Currency Translation Adjustments. Foreign currency translation adjustments, net of tax, increased from approximately $199,000 for the fiscal year ended March 31, 2011 to a gain of approximately $353,000 for the fiscal year ended March 31, 2012, an increase of approximately $154,000, or 77.4%. The increased foreign currency translation adjustment, net of tax, was primarily the result of fluctuation of the Chinese Renminbi against the United States Dollar.

Comprehensive Loss. As a result of the factors described above, comprehensive loss decreased from a loss of approximately $1,361,000 for the fiscal year ended March 31, 2011 to a loss of approximately $549,000 for the fiscal year ended March 31, 2012, a decrease of approximately $812,000, or 59.7%.

Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010

Net Sales. Our sales decreased approximately $156,000, or 0.5%, from approximately $28,543,000 for the fiscal year ended March 31, 2010 to approximately $28,387,000 for the fiscal year ended March 31, 2011. The decrease in sales was primarily the Company’s decision to give up orders of telecommunications products with low profit margins. Sales of our scales and other business increased 3.2% from approximately $25,522,000 for the fiscal year ended March 31, 2010 to approximately $26,331,000 for the fiscal year ended March 31, 2011, and sales for telecommunications products decreased 32.0% from approximately $3,022,000 for the fiscal year ended March 31, 2010 to approximately $2,056,000 for the fiscal year ended March 31, 2011. The increase in sales for scales and other business was the result of increased demand for consumer electronics scale products. The decrease in sales for telecommunications products was caused by the continuation of the Company’s decision to give up orders of telecommunications products with low profit margins.

Gross Margin. Gross margin as a percentage of revenue decreased to approximately 12.8% during the fiscal year ended March 31, 2011, as compared to approximately 17.0% during the fiscal year ended March 31, 2010. The lower gross margin was primarily the result of the increased prices of raw materials and increase in labor costs mainly due to the increase in minimum wage in China.

Selling Expenses. Selling expenses decreased by approximately $126,000 from approximately $375,000 for the fiscal year ended March 31, 2010 to approximately $249,000 for the fiscal year ended March 31, 2011, or 33.6%. Local freight costs and related selling expenses decreased during the year due to consolidation of shipments made during the fiscal year ended March 31, 2011 .

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

Administration And General Expenses. Administration and general expenses decreased by approximately $52,000, or 2.6%, from approximately $2,011,000 for the fiscal year ended March 31, 2010 to approximately $1,959,000 for the fiscal year ended March 31, 2011. The reduction was the result of various cost reductions undertaken by the Company to cope with reduced revenue. During the fiscal year ended March 31, 2011, the Company terminated the rented office in Hong Kong and combined all the functions with the existing factory in Shenzhen.

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

Impact of Inflation

We believe that inflation had an impact on our business during the fiscal years ended March 31, 2011 and 2012. The minimum wage increased from RMB 900 (or approximately $132) per month to RMB 1,100 (or approximately $162) per month beginning July 1, 2010. The minimum wage increased to RMB 1,320 (or approximately $206) per month beginning April 1, 2011, and was later increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012 . As a result, we believe that inflation will continue to increase our operating costs and cost of raw materials and have a significant impact upon us in the future. We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower production costs in order to keep pace with inflation. Oil prices have been volatile in recent years. If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations. Further, the increase in labor costs and operating costs in the PRC had a material impact on our profitability.

Taxation

The companies comprising the Group are subject to tax on an entity basis on income arising in, or derived from, Hong Kong, and the PRC. The current rate of taxation of the subsidiary operating in Hong Kong is 16.5%. The Group is not subject to income taxes in the British Virgin Islands.

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

On March 16, 2007, the Chinese government enacted a unified enterprise income tax law, or “EIT,” which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE,” located in Shenzhen of the PRC, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC expired on January 1, 2008. Under the EIT, apart from those qualified as high-tech enterprises, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25% in year 2012 and afterward.

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

During the fiscal years ended March 31, 2010, 2011 and 2012, certain of our subsidiaries were, and continue to be, subject to inquiries from the local tax authorities. Upon the adoption of ASC 740 (formerly FIN 48), “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” the Company recorded a provision of approximately $2,164,000 in relation to uncertain tax positions as of April 1, 2007. The assessment is subject to final determination by the local tax authorities and may be different from what we have recorded as a provision. As such, there can be no assurance that the inquiry will not result in imposing additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations. According to the requirement from the local tax authorities, the Company has purchased tax reserve certificates for approximately $1,710,000 for the fiscal years in review, for the potential payment to the tax authority.

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

Foreign Currency Exchange Rates

We sell most of our products to international customers. Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia. Other markets are other European countries (such as the United Kingdom), Australia and Africa. Sales to international customers are made directly by us to our customers. We sell all of our products in United States Dollars and pay for our material components principally in United States Dollars and Hong Kong Dollars. A very small portion of the components used are paid for in Japanese Yen. Most factory expenses incurred are paid in Chinese Renminbi. Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk previously arose from potential fluctuations in the Chinese Renminbi and a devaluation in United States Dollars. For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year. During the fiscal year ended March 31, 2012, we experienced a foreign currency loss of approximately $703,000.

A summary of our debts from our banking facilities utilized as at March 31, 2012 and 2011 which was subjected to foreign currency risk is as follows:

	March 31, 2011	March 31, 2012
	$ in thousands	$ in thousands

Hong Kong dollars	1,333	1,870

The amount above is due within one year.

Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar. However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar. China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange. China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996. These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon. From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB is allowed to move 0.3% on a daily basis against the United States Dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%. On June 20, 2010, the PBOC announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the RMB exchange rate. As of July 10, 2012, the RMB was valued at 6.3649 per U.S. Dollar. There can be no assurance that these currencies will remain stable or will fluctuate to our benefit.

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

Operating activities generated $474,000 of net cash for the fiscal year ended March 31, 2012, as compared to $1,190,000 of net cash used from operating activities during the fiscal year ended March 31, 2011. This decrease in the amount of cash used by operating activities was primarily attributable to the increase in accounts payable and notes payable for the increased orders received as of March 31, 2012.

As of March 31, 2012, we had approximately $3,014,000 in cash and cash equivalents, as compared to $5,407,000 in cash and cash equivalents as of March 31, 2011. Working capital at March 31, 2012 was approximately $2,914,000, as compared to $6,851,000 at March 31, 2011. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We believe our working capital is sufficient for our present requirements.

As of March 31, 2012, we had approximately $2,081,000 in net trade receivables, as compared to $1,311,000 as of March 31, 2011. This increase of $770,000 was primarily attributable to increased sales close to the end of the fiscal year, compared to that of March 31, 2011.

As of March 31, 2012, we had approximately $4,105,000 in inventories, as compared to $4,848,000 as of March 31, 2011. This decrease of $743,000 was primarily attributable to reduction of inventory in light of the lower sales amount in the fiscal year ended March 31, 2012.

As of March 31, 2012, we had a total of approximately $6,902,000 in notes payable and accounts payable, as compared to $4,062,000 as of March 31, 2011. The increase of $2,840,000 was primarily attributable to the increased accounts payable and notes payable due to the increase in material purchases as a result of increased orders received as of March 31, 2012, compared to that of March 31, 2011.

As of March 31, 2012, we had in place general banking facilities with one financial institution with amounts available aggregating approximately $8,660,000 (2011: $8,554,000). Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans and long-term loans. As of March 31, 2012, we had utilized approximately $1,870,000 from these general banking facilities. Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association. The bank credit facilities are collateralized by our bank guarantee. Our bank credit facilities are due for renewal annually. We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. During the fiscal years ended March 31, 2011 and 2012, we paid a total of approximately $56,000 and $87,000, respectively, in interest on indebtedness for continuing operations. During the fiscal year ended March 31, 2011, one of the banking facilities was terminated and was not renewed, which resulted in the reduction of the available banking facilities.

Our current ratio decreased from 1.93 as of March 31, 2011 to 1.31 as of March 31, 2012. Our quick ratio decreased from 1.27 as of March 31, 2011 to 0.87 as of March 31, 2012.

Due to the new minimum wage set by the local authorities in May 2010, we have increased the minimum wage for labor from RMB 900 (or approximately $132) per month to RMB 1,100 (or approximately $162) per month beginning July 1, 2010. The minimum wage was increased to RMB 1,320 (or approximately $206) beginning April 1, 2011, and was later increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012. This increase in minimum wage will increase our labor costs by 14%, or approximately $558,000, annually.

During the fiscal year ending March 31, 2013, we expect we will need to expend approximately $757,000 on the construction of our new facility in XinXing, China.

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

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2012:

		Payments due by Period
	Total	Within 1 year	Within 1 to 3 years	Within 3 to 5 years	More than 5 years
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Notes payable and bank overdrafts (1)	$1,870	$1,870	$0	$0	$0
Operating leases	$0	$0	$0	$0	$0
Capital leases	$0	$0	$0	$0	$0
Construction in Xinxing	$757	$757	$0	$0	$0
Interest on capital leases	$0	$0	$0	$0	$0
Income tax liabilities (2)	$2,595	$0	$2,595	$0	$0
Total	$5,222	$2,627	$2,595	$0	$0

(1) Represents amounts due within one year under our banking facilities agreement.

(2) Effective April 1, 2007, the Company adopted ASC 740. As a result of the adoption of ASC 740, the Company recognized an approximately $1,170,000 increase in the liability for unrecognized tax benefits and penalties of approximately $994,000, which were accounted for as a reduction to the April 1, 2007 balance of retained earnings. The Company assessed its tax position during the fiscal year ended March 31, 2012 and concluded that the same tax liability was carried forward.

For a discussion of interest rates on our notes payable and short-term loans, see Item 11. - Qualitative and Quantitative Disclosures About Market Risk below.

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

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of completion and disposal. The Company continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date.

Revenue Recognition

No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, delivery has occurred and collectability of the sales price is reasonably assured. Revenue is recognized when title and risk of loss transfers to the customer, which is generally when the product is leaving the ports of Hong Kong or Shenzhen as designated by our customers. Shipping costs billed to our customers are included within revenue. Associated costs are classified in cost of sales.

The Company provides to certain customers an additional one to two percent of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facilities. In addition, certain products sold by the Company are subject to a limited product quality warranty. The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. The standard limited warranty period is one to three years. Quality returns, refunds, rebates and discounts are recorded net of sales if they are within the warranty period. All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified. Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

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

Goodwill is subject to an annual impairment review. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill, and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. The Company measures fair value based upon a discounted future cash flow analysis. No provision was made by the Group on impairment of long lived assets, including goodwill, and other acquired intangible assets for the years ended March 31, 2012, 2011 and 2010.

Brand Name

Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight-line method over the related estimated useful life of 15 years. Where an indication of impairment exists, the carrying amount of the brand name is assessed and written down to its recoverable amount.

Expected useful lives are reviewed at each balance sheet date and, where these differ significantly from previous estimates, amortization periods are changed accordingly. Where an indication of impairment exists, such as the downturn of economic inflow from the brand name, changes in business plan and so on, the carrying amounts of brand name are assessed and written down to their recoverable amounts. The measurement of the fair value of brand name is subject to management’s assumptions regarding future estimated cash flows, discount rates, etc. Changes in these assumptions could significantly affect the recording of an impairment charge related to this asset. No provision was made by the Group on impairment of brand name for the years ended March 31, 2012, 2011 and 2010.

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

Trend Information

Although we are optimistic about our future in the manufacture and sale of sensor-based scales products, we are dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations. As of March 31, 2012, our backlog of manufacturing orders was $8,459,000 as compared to $5,951,000 as of March 31, 2011. We expect that in the fiscal year ending March 31, 2013, the trend of sales from scales will be more than that of the year ended March 31, 2012.

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

Recent Accounting Pronouncements

The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

On June 16, 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). This update amends ASC Topic 220, “Comprehensive Income” to provide that total comprehensive income will be reported in one continuous statement or two separate but consecutive statements of financial performance. Presentation of total comprehensive income in the statement of stockholders' equity or the footnotes will no longer be allowed. The calculation of net income and basic and diluted net income per share will not be affected. ASU 2011-005 is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011, which means that it will be effective for our fiscal year beginning April 1, 2012. Retrospective adoption is required and early adoption is permitted. We do not believe that adoption of ASU 2011-05 will have a significant impact on our financial position, results of operations or cash flows.

In July 2012, the FASB issued Accounting Standard Update No. 2012-02, “Intangibles—Goodwill and Other (Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”), which affords an entity the option to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company does not believe that adoption of ASU 2012-02 will have a significant impact on its financial position, results of operations or cash flows.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our board of directors and executive officers are listed below:

Name	Age	Position with Bonso

Anthony So	69	Chairman of the Board, Chief Executive Officer and
		Director, President and Treasurer
Andrew So	26	Director, Chief Operating Officer
Woo-Ping Fox	63	Director
Kim Wah Chung	54	Director of Engineering and Research and Development
		and Director
Henry F. Schlueter	61	Director and Assistant Secretary
Albert So	34	Chief Financial Officer and Secretary

ANTHONY SO is the founder of Bonso. He has been our Chairman of the Board of Directors since July 1988. He was appointed as the Chief Executive Officer and President on November 16, 2006. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a Masters degree in Business Administration (“MBA”) from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986 and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

ANDREW SO joined the Company in August 2009 and has been a director since February 25, 2012.  Mr. So currently holds the position of Chief Operating Officer and looks after the Company’s daily operations.   Mr. So graduated with distinction in 2008 from the University of Toronto, Canada with a Bachelor of Commerce degree (BComm). From 2008 to 2009, prior to his employment with the Company, Mr. So has worked as a Derivatives Analyst at State Street Trust Company Canada, Toronto, Canada.

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

ALBERT SO was appointed as the Chief Financial Offer of the Company in March 2009. Mr. So was first employed as the Financial Controller of the Company in January 2008 and as a management trainee of the Company in November 2004.  Prior to his employment as a management trainee of the Company, Mr. So was a student.  Mr. So is a Certified Management Accountant, Financial Risk Manager, and received a Masters degree in Business Administration from Heriot-Watt University, Edinburgh, United Kingdom, and a Bachelor degree in Mathematics from Simon Fraser University in Burnaby, British Columbia, Canada.

Anthony So, the Company’s President, Chief Executive Officer and Chairman of the Board of Directors is the father of Andrew So, the Company’s Chief Operating Officer, and Albert So, the Company’s Chief Financial Officer.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2012 to all directors, former directors, and officers as a group for services in all capacities was $1,292,000. Total compensation for the benefit of Anthony So was $857,000, for the benefit of Kim Wah Chung was $161,000, for the benefit of Andrew So was $88,000, for the benefit of Albert So was $118,000 and for the benefit of Henry F. Schlueter was an aggregate of $68,000. The $68,000 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2012, other than contributions to our Provident Fund Plan, which aggregated $16,000 for officers and directors.

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

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at March 31, 2012.

Name	Number of Common Shares Subject to Stock Options	Exercise Price Per Share	Expiration Date

Anthony So	222,500	$1.61	March 31, 2013
Kim Wah Chung	55,000	$1.61	March 31, 2013
Woo-Ping Fok	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015
Henry F. Schlueter	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015

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

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government and commenced in December 2000. BEL joined the MPF by implementing a plan with a major international assurance company. All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, are eligible to join the MPF. Eligible employees’ and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution of HK$1,000 (US$128) monthly. The maximum mandatory contribution was increased to HK$1,250 (US$160) monthly starting from June 1, 2012.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

(b)	The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group’s total contributions to the above schemes for the years ended March 31, 2010, 2011 and 2012 amounted to approximately $276,000, $318,000 and $239,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

On July 19, 2005, we submitted a letter to NASDAQ certifying that certain of Bonso’s corporate governance practices are not prohibited by the relevant laws of the British Virgin Islands. We will follow British Virgin Island law in respect to the following requirements:

•	A majority of Bonso’s board of directors will not be independent;
•	Bonso will not have a nominating committee;
•	Bonso will not have a compensation committee;
•	Bonso’s independent directors will not meet in executive session; and
•	Bonso’s audit committee may have only one member.

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

Employees

At March 31, 2012, we employed a total of 1,299 persons, as compared to 1,487 persons at March 31, 2011 and 1,879 persons at March 31, 2010; 12 employees in Hong Kong (14 in 2011 and 22 in 2010) and 1,287 employees in China (1,473 in 2011 and 1,857 in 2010). Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

Share Ownership

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of June 30, 2012:

Name	Shares of Common Stock Owned of Record	Options Held	Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership
Anthony So	2,281,970 (1)	222,500 (2)	2,504,470	43.2%
Kim Wah Chung	93,700	55,000 (3)	148,700	2.6%
Henry F. Schlueter	34,000	30,000 (4)	64,000	1.1%
Woo-Ping Fok	66,507	30,000 (5)	96,507	1.7%
Andrew So	0	0	0	0%
Albert So	0	0	0	0%
All Directors and Officers as a group (6 persons)	2,476,177	337,500	2,813,677	48.6%

Note: The number of shares outstanding is 5,246,903 shares, with 5,577,639 total number of shares issued, which includes 330,736 shares in treasury. The calculations above are based upon the number of shares issued of 5,577,639.

(1)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2)	Includes options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(3)	Includes options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(4)	Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.
(5)	Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.

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

During the fiscal year ended March 31, 2012, no options were granted under the Employees’ Plan.

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

As of March 31, 2012, no options had been granted under the 2004 Plan.

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

The Stock Bonus Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Company. The Committee members currently are Anthony So and Woo-Ping Fok. The Committee has the authority, in its sole discretion: (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

As of March 31, 2012, no shares had been granted under the Stock Bonus Plan.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of June 30, 2012, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned	Options to Purchase Common Stock	Percent of Beneficial Ownership (1)

Anthony So	2,281,970 (2)	222,500 (3)	43.2%
W. Douglas Moreland	501,400	—	8.99%
CAS Corporation	290,654	—	5.21%

(1)	Based on beneficial ownership of both shares of common stock and of options to purchase common stock that are immediately exercisable. The calculations above are based upon the number of shares issued of 5,577,639.
(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary. Effective March 31, 2011, John Stewart Jackson, IV, a former director of the Company sold 455,575 shares of 0.003 par value of the Company in a private sale of stock to Anthony So for gross proceeds of $1,138,937.50, or $2.50 per share. Effective March 31, 2011, Anthony So purchased 200,000 shares of $.003 par value common stock of Bonso in a private purchase of stock from an individual for gross proceeds of $320,000, or $1.60 per share.
(3)	See “Share Ownership” for additional information.

There are no arrangements known to us which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

During the fiscal years ended March 31, 2012, 2011 and 2010, we paid Schlueter & Associates, P.C. an aggregate of $68,000, $87,000 and $78,000, respectively for legal fees. Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

Interests of Experts and Counsel

Not Applicable to Bonso.

Legal Proceedings

Not Applicable to Bonso.

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - Financial Statements.

Item 9. The Offer and Listing

Offer and Listing Details

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

The following table sets forth the high and low sale prices for each of the last five years:

Period	High	Low

April 1, 2007 to March 31, 2008	$4.68	$1.86
April 1, 2008 to March 31, 2010	$2.45	$0.03
April 1, 2009 to March 31, 2010	$1.42	$0.63
April 1, 2010 to March 31, 2011	$2.44	$0.86
April 1, 2011 to March 31, 2012	$2.80	$1.07

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2012.

Period	High	Low

July 1, 2010 to September 30, 2010	$1.48	$0.86
October 1, 2010 to December 31, 2010	$1.75	$1.15
January 1, 2011 to March 31, 2011	$2.44	$1.30
April 1, 2011 to June 30, 2011	$2.37	$1.75
July 1, 2011 to September 30, 2011	$2.80	$1.33
October 1, 2011 to December 31, 2011	$1.51	$1.07
January 1, 2012 to March 31, 2012	$1.35	$1.13
April 1, 2012 to June 30, 2012	$1.88	$0.92

The following table sets forth the high and low sale prices during each of the most recent six months.

Period	High	Low

January 2012	$1.35	$1.13
February 2012	$1.33	$1.16
March 2012	$1.33	$1.18
April 2012	$1.88	$1.18
May 2012	$1.28	$0.92
June 2012	$1.18	$0.94

On July 20, 2012, the closing price of our common stock was $1.08. Of the 5,577,639 shares of common stock issued as of June 30, 2012, 5,246,903 shares were outstanding, 3,161,877 shares were held in the United States by 189 holders of record and 330,736 shares were held by the Company as treasury stock. We have 196 shareholders of record and estimate that we have 548 shareholders holding their stock in street name (who have not objected to their names being disclosed to us).

Transfer and Warrant Agent

The transfer agent and registrar for the common stock is Computershare, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10. Additional Information

Share Capital

Our authorized capital is $170,000, consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended March 31, 2010, 2011 and 2012 included herein in Item 18.

At July 10, 2012, there were 5,577,639 shares of our common stock issued, 5,246,903 shares were outstanding, and 330,736 shares were held by the Company in treasury. All shares were fully paid. In addition, we had outstanding 452,500 options to purchase common stock as follows:

Number of Options	Exercise Price per Share	Expiration Date

342,500	$1.61	March 31, 2013
40,000	$6.12	March 25, 2014
40,000	$6.20	September 12, 2014
30,000	$4.50	December 4, 2015

At July 10, 2012, there were no shares of our preferred stock outstanding.

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

We signed a Banking Facility Letter dated February 13, 2012 with Hang Seng Bank for a HK$63,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility. A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.1 and is incorporated herein by this reference.

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

Interest Rate Risk

Our interest rate risk primarily arises from our long-term debt and our general banking facilities. As at March 31, 2012, there was no long-term debt. We had utilized approximately $1,870,000 of our total banking facilities of $8,660,000. Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts as at March 31, 2012 which were subjected to variable interest rates is as below:

	March 31,	Interest
	2012	Rate

Notes payable	$1,870,000	HIBOR + 2.5%

(Note: HIBOR is the Hong Kong Interbank Offer Rate)

Interest rates are subject to change if the Company defaults on the amounts due under the facility or draws in excess of the facility amounts or at the discretion of the banks and range from 4% to 6% in addition to the United States and Hong Kong Prime Rates, respectively.

All the balances above are due within one year.

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by approximately $31,000.

For further information concerning our banking facilities, the interest rates payable and repayment terms, please see Note 8 to our Consolidated Financial Statements included elsewhere in this Annual Report.

Foreign Currency Exchange Rates

For a discussion of our Foreign Currency Exchange Risk, See Item 5. - Operating and Financial Review and Prospects, Foreign Currency Exchange Rates.

Item 12. Description of Securities Other Than Equity Securities

Not applicable to Bonso.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, as of March 31, 2012.

Based on this evaluation, Anthony So, the Chief Executive Officer, and Albert So, the Chief Financial Officer, have concluded that, as of March 31, 2012, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2012 based upon criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2012, the Company’s internal control over financial reporting was effective based on these criteria.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting during the year ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The audit fees indicated below were pre-approved by the Audit Committee before the auditor commenced its work.

Audit Fees

The aggregate fees billed by Moore Stephens for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2012 and 2011 were $180,000 and $190,000, respectively.

Audit Related Fees

There were no fees billed by Moore Stephens for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2012 and for the fiscal year ended March 31, 2011.

Tax Fees

The aggregate fees billed by a company controlled by Moore Stephens for professional services rendered for tax compliance for the fiscal year ended March 31, 2012 were approximately $6,000 and $4,000 for the fiscal year ended March 31, 2011.

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

Item 16E. Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stocks had been repurchased up to March 31, 2006. On November 16, 2006, the Company's Board of Directors authorized an additional $1,000,000 for the Company’s repurchase of its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000. During the fiscal year ended March 31, 2007, 260,717 shares valued at $1,328,560 were purchased under this program. No shares were repurchased during the fiscal year ended March 31, 2008. During the fiscal year ended March 31, 2009, 70,019 shares valued at $133,765 were purchased under this program. No shares were repurchased during the fiscal years ended March 31, 2012, 2011 and 2010. The Company may from time to time repurchase shares of its Common Stock under this program.

Item 16F. Changes in Registrant’s Certifying Accountants.

Not applicable to Bonso.

Item 16G. Corporate Governance.

For a discussion of the ways in which the Company’s corporate governance differs from those followed by domestic companies under the NASDAQ Marketplace listing requirements, see “NASDAQ Exemptions and Home Country Practices” above.

Item 16H. Mine Safety Disclosure.

Not applicable to Bonso.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of March 31, 2011 and 2012	F-2
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended March 31, 2010, 2011 and 2012	F-3
Consolidated Statements of Changes in Stockholders’ Equity for the years ended March 31	F-4
Consolidated Statements of Cash Flows for the years ended
March 31, 2010, 2011 and 2012	F-5
Notes to Consolidated Financial Statements	F-6 through F-34

Item 19. Exhibits

4.1	Banking Facility Letter, dated February 13, 2012 between Bonso and the Hang Seng Bank Limited

11.1	Code of Ethics For Chief Executive Officer and Chief Financial Officer (1)

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Filed as an Exhibit on Form 20-F filed with the Commission on August 13, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BONSO ELECTRONICS INTERNATIONAL INC.

Dated August 15, 2012	/s/ Anthony So
Anthony So, Chairman of the Board, Chief Executive Officer, Treasurer and Director

Dated August 15, 2012	/s/ Albert So
Albert So, Chief Financial Officer and Secretary

Bonso Electronics International Inc.

(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2012

Bonso Electronics International Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Bonso Electronics International Inc.

We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and subsidiaries (the “Company”) as of March 31, 2011 and 2012  and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2011 and 2012, and the results of its operations and cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens

Moore Stephens

Certified Public Accountants

Hong Kong

August 15, 2012

Bonso Electronics International Inc.

Consolidated Balance Sheets

(Expressed in United States Dollars)

		March 31
	Note	2011	2012
		$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents		5,407	3,014
Trade receivables, net	2	1,311	2,081
Other receivables, deposits and prepayments		708	1,104
Inventories	3	4,848	4,105
Income tax recoverable		1,944	1,903
Current assets of discontinued operations	11	5	—

Total current assets		14,223	12,207

Deferred income tax assets	8	—	—

Other intangible assets, net	6	4,031	3,990

Property, plant and equipment
Buildings		9,719	9,948
Construction-in-progress		1,801	5,264
Plant and machinery		20,884	21,377
Furniture, fixtures and equipment		3,146	3,260
Motor vehicles		445	449

		35,995	40,298
Less: accumulated depreciation and impairment		(32,437)	(33,327)

Property, plant and equipment, net	4	3,558	6,971
Non-current assets of discontinued operations	11	—	—

Total assets		21,812	23,168
			.
Liabilities and stockholders’ equity

Current liabilities
Notes payable	7	1,333	1,870
Accounts payable		2,729	5,032
Accrued charges and deposits		2,199	2,347
Income tax liabilities	8	24	44
Current liabilities of discontinued operations	11	1,086	—

Total current liabilities		7,371	9,293
		.

Income tax liabilities	8	2,595	2,595

Deferred income tax liabilities	8	19	2

Commitments	10

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 2011 and 2012- 5,577,639, - outstanding shares: 2011 and 2012 – 5,246,903		17	17
Additional paid-in capital		21,765	21,765
Treasury stock at cost: 2011 and 2012 - 330,736 shares	12	(1,462)	(1,462)
Accumulated deficit		(10,932)	(11,834)
Accumulated other comprehensive income		2,439	2,792
		.
		11,827	11,278

Total liabilities and stockholders’ equity		21,812	23,168

See notes to these consolidated financial statements

Bonso Electronics International Inc.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

		Year ended March 31,
	Note	2010	2011	2012
		$ in thousands	$ in thousands	$ in thousands

Net sales	18	28,543	28,387	26,682
Cost of sales		(23,693)	(24,760)	(22,782)
		.
Gross profit		4,850	3,627	3,900

Selling expenses		(375)	(249)	(267)
Salaries and related costs		(2,539)	(2,716)	(2,526)
Research and development expenses		(580)	(334)	(312)
Administration and general expenses		(2,011)	(1,959)	(2,492)
Gain from liquidation of subsidiary		—	—	1,448
		.
Loss from operations	18	(655)	(1,631)	(249)
Interest income		103	6	7
Interest expenses		(69)	(56)	(87)
Foreign exchange loss		(522)	(130)	(703)
Gain on disposal of property		—	155	—
Gain on disposal of intangible assets		—	41	—
Other income		620	184	132

Loss before income taxes		(523)	(1,431)	(900)
Income tax expense	8	(9)	—	(2)
		.
Loss from continuing operations		(532)	(1,431)	(902)
Loss from discontinued operations, net of tax	11	(126)	(129)	—

Net loss		(658)	(1,560)	(902)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax		(152)	199	353
		.
Comprehensive loss		(810)	(1,361)	(549)
		.

Loss per share

Weighted average number of shares outstanding	17	5,246,903	5,246,903	5,246,903
		.

- basic and diluted
-Continuing operations		(0.10)	(0.27)	(0.17)
-Discontinued operations		(0.03)	(0.02)	—

		(0.13)	(0.29)	(0.17)

See notes to these consolidated financial statements

Bonso Electronics International Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in United States Dollars)

	Common stock			Treasury stock			Accumulated
							other
							comprehensive
			Additional	Treasury			income-foreign	Total
	Shares	Amount	paid-in	Shares	Amount	Accumulated	currency	stockholders’
	Issued	outstanding	capital	held	outstanding	deficit	adjustments	equity
		$ in thousands	$ in thousands		$ in thousands	$ in thousands	$ in thousands	$ in thousands

Balance, March 31, 2009	5,577,639	17	21,765	330,736	(1,462)	(8,714)	2,392	13,998
Net loss	-	-	-	-	-	(658)	-	(658)
Foreign exchange translation adjustment	-	-	-	-	-	-	(152)	(152)

Balance, March 31, 2010	5,577,639	17	21,765	330,736	(1,462)	(9,372)	2,240	13,188
Net loss	-	-	-	-	-	(1,560)	-	(1,560)
Foreign exchange translation adjustment	-	-	-	-	-	-	199	199

Balance, March 31, 2011	5,577,639	17	21,765	330,736	(1,462)	(10,932)	2,439	11,827
Net loss	-	-	-	-	-	(902)	-	(902)
Foreign exchange translation adjustment	-	-	-	-	-	-	353	353

Balance, March 31, 2012	5,577,639	17	21,765	330,736	(1,462)	(11,834)	2,792	11,278

See notes to these consolidated financial statements

Bonso Electronics International Inc.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Year Ended March 31,
	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities
Net loss	(658)	(1,560)	(902)
Loss from discontinued operations	126	129	—

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,794	99	54
Amortization	164	208	176
Gain on disposal of property, plant and equipment (Note 4)	—	(155)	(15)
Gain on disposal of intangible asset	—	(41)	—
Write off of accounts payable	—	(32)	—
Inventory allowance	(108)	98	283
Reversal of bad debts	(365)	(45)	—
Gain from liquidation of subsidiary	—	—	(1,448)
Others	(55)	—	—

Changes in assets and liabilities:
Trade receivables	126	58	(770)
Other receivables, deposits and prepayments	(522)	651	(396)
Inventories	1,403	44	460
Income tax recoverable	(582)	(375)	41
Notes payable	733	(762)	537
Accounts payable	(470)	127	2,303
Accrued charges and deposits	(71)	265	148
Income tax liabilities	(4)	17	20
Deferred income tax liabilities	5	—	(17)

Operating activities of continuing operations	1,516	(1,274)	474
Operating activities of discontinued operations	1,970	84	—

Net cash generated from/(used in) operating activities	3,486	(1,190)	474

Cash flows from investing activities
Proceeds from disposal of intangible assets	—	513	—
Proceeds from disposal of property, plant and equipment	—	252	25
Acquisition of property, plant and equipment	(491)	(1,397)	(3,415)
Acquisition of intangible assets	—	(682)	—
Proceeds from investments	1,059	—	—

Investing activities of continuing operations	568	(1,314)	(3,390)
Investing activities of discontinued operations	4	—	—

Net cash generated from/(used in) investing activities	572	(1,314)	(3,390)

Cash flows from financing activities
Capital lease payments	(130)	(52)	—
Repayment of banking facilities	(317)	(68)	—

Financing activities of continuing operations	(447)	(120)	—
Financing activities of discontinued operations	(3,935)	—	—

Net cash used in financing activities	(4,382)	(120)	—

Net decrease in cash and cash equivalents	(324)	(2,624)	(2,916)
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	(272)	(78)	518
Cash and cash equivalents, beginning of year	8,710	8,114	5,412

Cash and cash equivalents, end of year	8,114	5,412	3,014

Less: cash and cash equivalents at the end of the year – discontinued operations	(29)	(5)	—

Cash and cash equivalents at the end of the year – continuing operations	8,085	5,407	3,014

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest paid	69	56	87
Income tax paid, net of refund	4	—	—

Non-cash investing and financing activities:
Interest Income	103	6	7

See notes to these consolidated financial statements

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Description of business and significant accounting policies

Bonso Electronics International Inc. (“the Company”) and its subsidiaries (collectively, the “Group”) are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, telecommunications products and other products.

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

The Group sustained operating losses in fiscal years ended March 31, 2010, 2011 and 2012, including a net loss of $902,000 in the fiscal year ended March 31, 2012.

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

Pursuant to an agreement signed March 30, 2009, Korona Haushaltswaren GmbH & Co. KG (“Korona”), an indirect subsidiary of the Company, agreed to sell all of its major assets, comprising trade receivables, inventories, intellectual property rights and toolings, to a third party purchaser at a consideration of approximately EUR 1,990,000 (or USD 2,606,000). The Group decided to liquidate Korona after the completion of the sale. As a result, the figures of Korona are included as discontinued operations (see note 11). The liquidation of Korona was completed in February 2012.

The significant accounting policies are as follows:

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries after elimination of inter-company accounts and transactions.

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

Inventories are stated at the lower of cost, as determined on a first-in, first-out basis, or market. Costs of inventories include purchase and related costs incurred in bringing the products to their present location and condition. Market value is determined by reference to the selling price after the balance sheet date or to management estimates based on prevailing market conditions. The Company routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventory carrying values are higher than market value. Some of the significant factors the Company considers in estimating the market value of its inventories include the likelihood of changes in market and customer demand and expected changes in market prices for its inventories. As of March 31, 2011 and 2012, inventories were stated at market value, which is lower than their costs by approximately $98,000 and $283,000, respectively.

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

Amounts in the consolidated financial statements related to income taxes are calculated using the principles of ASC 740 “Income Taxes”. ASC 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carry forwards, are recognized as deferred tax assets. Recognized deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Description of business and significant accounting policies (Continued)

(f)	Lease prepayments

Lease prepayments represent the cost of land use rights in the People’s Republic of China (“PRC”). Land use rights held by the Company are included in intangible assets, reclassified from property, plant and equipment. The granted useful life of the land use rights is 50 years. They are stated at cost and amortized on a straight-line basis over the period of rights of 30 years, in accordance with the business licenses with 30 years of useful life.

(g)	Other intangible assets

Other intangible assets represented taxi licenses which were stated at cost and are amortized on a straight-line basis over the related granted useful life of 50 years, the shorter of the remaining term of the license period or the expected useful life to the Group. Taxi licenses entitled the Group to operate five taxis for 50 years in Shenzhen, PRC. The purpose of holding these licenses was to generate additional income. All five taxi licenses were disposed of in July 2010, for a total consideration of $513,000, resulting in a gain on disposal of $41,000.

(h)	Property, plant and equipment

(i)	Property, plant and equipment are stated at cost less accumulated depreciation. Leasehold land and buildings are depreciated on a straight-line basis over 15 to 50 years, representing the shorter of the remaining term of the lease or the expected useful life to the Group.

(ii)	Other categories of property, plant and equipment are carried at cost and depreciated using the straight-line method over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Plant and machinery	10%
Furniture, fixtures and equipment	20%
Motor vehicles	20%

(iii)	The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year when they are incurred.

(iv)	Any gain or loss on disposal is included in the consolidated statements of operations and comprehensive loss.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Description of business and significant accounting policies (Continued)

(i)	Impairment of long-lived assets and other acquired intangible assets

Long-lived assets held and used by the Group and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairment made on other long-lived assets are disclosed in the consolidated statements of operations and comprehensive loss. Based on the assessment of the land and buildings of the factory in Shenzhen, PRC, no provision was made by the Group as an impairment (2011: $nil; 2010: $nil).

(j)	Capital and operating leases

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

No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, delivery has occurred and collectibility of the sales price is reasonably assured. Revenue is recognized when title and risk of loss are transferred to customers, which is generally the point at which products are leaving the ports of Hong Kong or Shenzhen as designated by our customers. Shipping costs billed to the Company’s customers are included within revenue. Associated costs are classified as part of cost of sales.

The Company provides to certain customers an additional one to two percent of the quantity of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from the Company’s facilities. In addition, certain products sold by the Company are subject to a limited product quality warranty. The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. The standard limited warranty period is one to three years. Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history. All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified. Historically, the Company has not experienced material differences between its estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of good.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Description of business and significant accounting policies (Continued)

(l)	Research and development costs

Research and development costs include salaries, utilities and contractor fees that are directly attributable to the conduct of research and development progress primarily related to the development of new design of products. Research and development costs are expensed in the financial period in which they are incurred.

(m)           Advertising

Advertising costs are expensed as incurred and are included within selling expenses. Advertising costs were approximately $1,000, $2,000 and $5,000 for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

(n)           Income taxes

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

(o)           Foreign currency translation

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

(q)	Recent accounting pronouncements

On June 16, 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). This update amends ASC Topic 220, “Comprehensive Income” to provide that total comprehensive income will be reported in one continuous statement or two separate but consecutive statements of financial performance. Presentation of total comprehensive income in the statement of stockholders' equity or the footnotes will no longer be allowed. The calculation of net income and basic and diluted net income per share will not be affected. ASU 2011-005 is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011, which means that it will be effective for the Company’s fiscal year beginning April 1, 2012. Retrospective adoption is required and early adoption is permitted. The Company does not believe that adoption of ASU 2011-05 will have a significant impact on its financial position, results of operations or cash flows.

In July 2012, the FASB issued Accounting Standard Update No. 2012-02, “Intangibles—Goodwill and Other (Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”), which affords an entity the option to first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company does not believe that adoption of ASU 2012-02 will have a significant impact on its financial position, results of operations or cash flows.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

(r)           Fair value of financial instruments

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Allowance for doubtful accounts

Changes in the allowance for doubtful accounts as of March 31, 2010, 2011 and 2012 comprise:

	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	2,593	1,460	1,415
Write-off	(768)	—	—
Write back for the year	(365)	(45)	—

Balance, March 31	1,460	1,415	1,415

Most of the Company’s trade receivables are generally unsecured, except for one customer with receivables covered by credit insurance under a factoring agreement.

During the year ended March 31, 2010, the Company wrote off approximately $768,000 for the non recoverable trade receivables from third party companies. As of March 31, 2011, the Company had collected $45,000 from Gram Precision Scales, Inc. (“Gram). The Company believed that the recoverability of the remaining $1,415,000 was doubtful, and continued to include this amount in allowance for doubtful accounts as of March 31, 2012.

3.	Inventories

The components of inventories as of March 31, 2011 and 2012 are as follows:

	2011	2012
	$ in thousands	$ in thousands

Raw materials	1,574	1,477
Work in progress	1,750	1,512
Finished goods	1,524	1,116
	.
	4,848	4,105

During the year ended March 31, 2012, based upon material composition and expected usage, the Company established an allowance for obsolete inventories of approximately $283,000 (2011: $98,000), which were charged to the consolidated statements of operations under cost of sales.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Property, plant and equipment, net

During the fiscal years ended March 31, 2010, 2011 and 2012, depreciation expenses charged to the consolidated statements of operations amounted to approximately $1,794,000, $99,000, and $54,000 respectively. As at March 31, 2010, 2011 and 2012, fully depreciated assets that were still in use by the Group amounted to $30,427,000, $31,222,000, and $32,280,000, respectively, when they were bought.

During the fiscal year ended March 31, 2011, the Group disposed of two apartment units located in Shenzhen with a combined net book value of $97,000 to a third party at a consideration of $252,000 and made a gain of $155,000.

During the fiscal year ended March 31, 2012, the Group disposed machinery with a net book value of $11,000 to a third party at a consideration of $25,000 and made a gain of $14,000.

Property, plant and equipment were assessed for impairment according to the policy described in note 1(h). The Company concluded that no impairment to property, plant and equipment was required for the fiscal year ended March 31, 2012.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Interests in subsidiaries

Particulars of principal subsidiaries as of March 31, 2011 and 2012 are as follows:

Name of company	Place of incorporation and kind of legal entity	Particulars of issued capital/ registered capital	Percentage of capital held by the Company		Principal activities
			2011	2012
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	HK$5,000,000 (US$641,026)	100%	100%	Trading of scales and telecommunication products

Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	HK$3,000,000 (US$384,615)	100%	100%	Investment holding

Bonso Electronics (Shenzhen) Co. Limited (“BESCL”)	PRC, limited liability company	US$12,621,222	100%	100%	Production of scales and telecommunications products

Bonso Advanced Technology Limited * (“BATL”)	Hong Kong, limited liability company	HK$1,000,000 (US$128,205)	100%	100%	Trading of scales and telecommunications products

Bonso Advanced Technology (Xinxing) Limited (“BATXXL”)	PRC, limited liability company	US$8,000,000	100%	100%	Production of scales and telecommunications products

Modus Enterprise International Inc. * (“MEII”)	British Virgin Island limited liability company	HK$7,800 (US$1,000)	100%	100%	Investment holding

Korona Haushaltswaren GmbH & Co. KG (“Korona”)	Germany, limited liability partnership	EUR511,292 (US$795,485)	100%	Korona liquidated in 2012	Trading of scales

Bonso USA, Inc. (“Bonso USA”)	USA, limited liability company	US$ 1,000	100%	100%	Trading of scales

* Shares directly held by the Company

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

6.	Other intangible assets

Other intangible assets are analyzed as follows:
	Other intangible assets
	March 31,
	2011	2012
	$ in thousands	$ in thousands

Cost	6,277	5,927
Less: accumulated amortization	(1,774)	(1,937)
Less: accumulated impairment	—	—
Less: disposal	(472)	—

	4,031	3,990

The components of other intangible assets are as follows:

	March 31,
	2011	2012
	$ in thousands	$ in thousands

Land use right of factory land in Shenzhen, Guangdong, PRC	1,647	1,577
Land use right of factory land in Xinxing, Guangdong, PRC	2,384	2,413
Taxi licenses in Shenzhen, Guangdong, PRC	—	—
	────────	────────
	4,031	3,990
	════════	════════

All five taxi licenses were disposed of in July 2010, for a total consideration of approximately $513,000, resulting in a gain on disposal of approximately $41,000. Amortization expense in relation to other intangible assets was approximately $164,000, $208,000 and $176,000 for each of the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

As of March 31, 2012, future minimum amortization expenses in respect of other intangible assets are as follows:

$ in thousands

2013	176
2014	176
2015	176
2016	176
2017	176
Thereafter	3,110
Total	3,990

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Banking facilities

As of March 31, 2012, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, factoring, short-term loans and long-term loans. The facilities are interchangeable with total amounts available of $8,660,000 (2011: $8,554,000). The general banking facilities utilized by the Group are denominated in United States dollars and Hong Kong dollars.

The Group’s general banking facilities, expressed in United States dollars, are further detailed as follows:
Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
March 31,		March 31,		March 31,		March 31, 2012
2011	2012	2011	2012	2011	2012	Interest	Repayment
$ in thousands		$ in thousands		$ in thousands		rate	terms

Import and export facilities

Combined limit	6,154	6,154	1,333	1,870	4,821	4,284

Including sub-limit
of:
Notes payable	4,487	4,487	1,333	1,870	3,154	2,617	HIBOR* +2.5%	Repayable in full within 120 days

Bank overdrafts	641	641	-	-	641	641	Prime rate + 1%	Repayable on demand

Other facilities

Factoring	2,400	2,400	-	-	2,400	2,400	HIBOR* +1.5%

Term Loan	-	106	-	-	-	106	LIBOR* +2%

	8,554	8,660	1,333	1,870	7,221	6,790

* HIBOR is the Hong Kong Interbank Offer Rate

* LIBOR is the London Interbank Offer Rate

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Banking facilities (Continued)

The United States Dollar equivalent amounts of banking facilities utilized by the Group are denominated in the following currencies:

	Amount utilized
	March 31,
	2011	2012
	$ in thousands	$ in thousands

Hong Kong dollars	1,333	1,870

The Prime Rate and HIBOR were 5.00% and 0.55% per annum, respectively, as of March 31, 2012. The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time. Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

Average amount of bank borrowings were $1,653,000 and $1,386,000 for the fiscal years ended 2011 and 2012, respectively.

The weighted average interest rates of short-term borrowings of the Group are as follows:

	As of March 31,
	2011	2012

Bank overdrafts	6.00%	6.00%
Notes payable	2.80%	2.80%

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Income tax

(a)	The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, Germany, the PRC, and the United States of America (“USA”). The tax rate of the subsidiaries operating in Hong Kong was 16.5% for the year ended March 31, 2012 (2011: 16.5%, 2010: 16.5%). The subsidiary of the Group in Germany was registered as a partnership in Germany, which was subject to a statutory tax rate of 14.17% during each of the three years in the period ended March 31, 2010. The Group is not subject to income taxes in the British Virgin Islands. The statutory tax rate in the USA was 34%, respectively, for the three years ended March 31, 2012.

Hong Kong Tax

BEL, BATL and BIL are subject to the Hong Kong profits tax rate of 16.5% (2011: 16.5%). Management of BEL has determined that all income and expenses are offshore and not subject to Hong Kong profits tax. As a result, BEL did not incur any Hong Kong profits tax during the years presented. BATL has assessable profits for the year and provision for taxation has been made.

PRC Tax

BESCL is registered and operates in Shenzhen, the PRC, and is subject to a tax rate of 22%, 24% and 25% for the years ended December 31, 2010, 2011 and 2012, respectively. BATXXL is registered in Xinxing, Guangdong, PRC, and was entitled to an exemption from PRC income tax for the two tax years ended December 31, 2008 and 2009 and is entitled to a 50% reduction in PRC income tax for the three years ended December 31, 2010, 2011 and 2012.

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

During the period from January 1, 2008 to March 31, 2010, the Company’s subsidiaries operating in the PRC were subject to the EIT Law and its standard tax rate of 25%, but the PRC subsidiaries are entitled to the grandfathering incentives. For the tax years ended December 31, 2007, 2008 and 2009, BECSL, the Company’s PRC subsidiary, was subject to a tax rate of 15%, 18% and 20%, respectively. BESCL is subject to tax rates of 22% and 24% for the tax years ended December 31, 2010 and 2011, respectively, and a uniform tax rate of 25% for the tax year ended December 31, 2012 and thereafter. BATXXL was entitled to an exemption from PRC income tax for the two tax years ended December 31, 2008 and 2009. BATXXL is subject to a tax rate of 12.5% for the tax years ended December 31,2010, 2011 and 2012, and will be subject to a tax rate of 25% thereafter.

.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Income tax (Continued)

(c)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The loss before income taxes by geographical location is analyzed as follows:

	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	619	2,451	(2,171)
PRC	(1,289)	(3,876)	(181)
Others	147	(6)	1,452

Total	(523)	(1,431)	(900)

Others mainly include the (loss) / profit from BVI and the United States.

(d)

	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Deferred income tax	(5)	-	17
Current income tax expense	(4)	-	(19)

Total income tax expense	(9)	-	(2)

The components of the income tax expense by geographical location are as follows:

	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	(9)	—	(2)
PRC	—	—	—
Others	—	—	—

Total	(9)	—	(2)

At the end of the accounting period, the income tax liabilities are as follows:

	2011	2012
	$ in thousands	$ in thousands

Non-current	2,595	2,595
Current	24	44

Total	2,619	2,639

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Income tax (Continued)

(e)

	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Deferred income tax assets	-	-	-
Deferred income tax liabilities	(19)	(19)	(2)

	(19)	(19)	(2)

Deferred tax assets comprise the following:

	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Tax loss carry forwards	122	485	784
Others	—	—	—
Less: Valuation allowance	(122)	(485)	(784)
	—	—	—
Less: current portion	—	—	—

Non-current portion	—	—	—

As of March 31, 2010, 2011 and 2012, the Group had accumulated tax losses amounting to $556,000, $2,206,000 and $3,136,000 (the tax effect thereon is $122,000, $485,000 and $784,000), respectively, subject to the final agreement by the relevant tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other countries. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2012, the Group’s accumulated tax losses of $556,000 will expire in 2013, and $1,650,000 will expire in 2015.

(f)	Changes in valuation allowance are as follows:

	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	1,759	122	485
Charged / (credited) to income tax expense	(1,637)	363	299

Balance, March 31	122	485	784

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Income tax (Continued)

(g)	The actual income tax expense attributable to earnings for the fiscal years ended March 31, 2010, 2011 and 2012 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Loss before income taxes	(523)	(1,431)	(900)

Income tax benefit on pretax income at statutory rate	86	236	148
Effect of different tax rates of subsidiary operating in other jurisdictions	67	215	176
Profit not subject to income tax	5,066	4,657	4,369
Expenses not deductible for income tax purposes	(5,019)	(5,116)	(4715)
Tax effect of future temporary differences	(5)	—	—
Decrease / (increase) in valuation allowance	1,637	(363)	(299)
(Provision made) / reversal of provision as a result of development of tax rules	(4)	7	20
(Utilization of tax losses not previously recognized) / tax losses not yet recognized	(1,837)	364	(299)

Total income tax expense	(9)	—	(2)

The statutory rate of 16.5% used above is that of Hong Kong, where the Company’s main business is located. The year 2010 has been changed to that rate from 34% to conform to this year’s presentation.

(h)	Effective April 1, 2007, the Company adopted ASC 740. As a result of the adoption of ASC 740, the Company recognized a $1,170,000 increase in the liability for unrecognized tax benefits and penalties of $994,000, which were accounted for as a reduction to the April 1, 2007 balance of retained earnings. The Company assessed the tax position during the fiscal year ended March 31, 2011 and concluded that the same tax liability was to be carried forward. Included in the total tax liabilities of $2,619,000 (2010: $2,602,000, 2011: $2,619,000), the uncertain tax liabilities in respect of this for the years ended March 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	2,164	2,164	2,164
Increase in uncertain tax liabilities	—	—	—

Balance, March 31	2,164	2,164	2,164

The Company’s accounting policy is to treat interest and penalties as components of income taxes. As of March 31, 2012, the Company had accrued penalties related to uncertain tax positions of $nil.

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

9.	Leases

The Group has two investment properties under rental agreement, and the Group will need to pay a cancellation fee of approximately $8,000 if the Group decides to terminate both the rental agreements before their expiry.

Rental expense for all operating leases amounted to approximately $397,000, $191,000 and $108,000 for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

10.          Commitments

Capital expenditures contracted at the balance sheet date but not yet provided for is as follows:

	March 31,
	2011	2012
	$ in thousands	$ in thousands

Construction in Xinxing, Guangdong, PRC	548	757

	548	757

As of March 31, 2012, the Company entered into contractor agreements to construct factory building, warehouse, dormitories and leasehold improvements on the land in Xinxing, the PRC for total consideration of $5,814,000. $5,057,000 had been paid and the remaining balance of $757,000  is to be paid in accordance with the progress of the construction. The first phase of construction is expected to be completed by December 2012.

11.          Discontinued Operations

On March 31, 2009, the Company’s German subsidiary, Korona, sold its assets (accounts receivable, inventories, toolings and intellectual property rights) to a third party. Korona had no operations since April 1, 2009 and was liquidated in February 2012.

The following table summarizes the result of these discontinued operations, net of income taxes.

Discontinued Operations (Korona)

	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Sales	-	-	-
Cost of Sales	(70)	—	—

	(70)	—	—
Selling expenses	(15)	—	—
Salaries and related costs	(127)	—	—
Administrative expenses	(169)	(129)	—

Operating loss	(381)	(129)	—
Other income	283	—	—
Gain on disposal of property	(28)	—	—

Net loss	(126)	(129)	—

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

11.         Discontinued Operations (Continued)

The carrying values of the assets and liabilities of the disposal group classified as held for sale as at March 31, 2011 and 2012 were as follows:

	March 31, 2011	March 31, 2012
Assets:	$ in thousands	$ in thousands
Cash and bank balances	5	—

Current and total assets of discontinued operations	5	—

Liabilities:
Rent payable	683	—
Accrued charges and deposits	403	—

Liabilities of discontinued operations	1,086	—

12.          Stockholders’ equity

(a)	Repurchase of common stock

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increases the amount authorized for repurchase from $500,000 to $1,500,000. The Board of Directors believed that the common stock was undervalued and that the repurchase of common stock would be beneficial to the Company's shareholders. During the fiscal year ended March 31, 2009, 70,019 ($134,000) shares were purchased under this program. No shares were repurchased during the three fiscal years ended March 31, 2010, 2011 and 2012. The Company may from time to time repurchase shares of its common stock under this program.

(b)	Preferred stock

The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the shareholders, with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2012.

(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

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

The Stock Bonus Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Company. The existing Committee members are Mr. Anthony So and Mr. Woo Ping Fok. The Committee has the authority, in its sole discretion: (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

13.          Stock option and bonus plans (Continued)

(a) (Continued)

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

In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61. The options shall expire on March 31, 2013 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the years ended March 31, 2010, 2011 and 2012.

In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12. The options shall expire on March 25, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the years ended March 31, 2010, 2011 and 2012.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

13.          Stock option and bonus plans (Continued)

(a) (Continued)

In September 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.20. The options shall expire on September 12, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such option was exercised during the years ended March 31, 2010, 2011 and 2012.

In December 2005, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $4.50. The options shall expire on December 4, 2015 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options had been exercised during the years ended March 31, 2010, 2011 and 2012.

On November 16, 2006, the Board of Directors of the Company voted to rescind the Company’s 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”). All options previously granted under the Non-Employee Directors’ Plan continue in full force and effect pursuant to their terms of grant.

During the fiscal year ended March 31, 2012, no shares or share options were granted under the 1996 Stock Option Plan.

(b) The stock options summary as of March 31, 2012 is as follows:

	Number	Weighted average exercise
	of options	price

Balance, March 31, 2010	856,500	$3.01
Retired	(30,000)	$7.88

Balance, March 31, 2011	826,500	$2.83
Retired	(374,000)	$3.10

Balance, March 31, 2012	452,500	$2.61

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

13.          Stock option and bonus plans (Continued)

(c)	The following table summarizes information about all stock options of the Company outstanding as at March 31, 2012:

		Weighted
	Number	average	Exercisable
Weighted average	outstanding at	remaining life	shares at
exercise price	March 31, 2012	(years)	March 31, 2012

$1.61	342,500	1.0	342,500
$4.50	30,000	3.8	30,000
$6.12	40,000	2.0	40,000
$6.20	40,000	2.5	40,000

$2.61	452,500	1.4	452,500

The intrinsic value of options outstanding and exercisable was $nil, $nil and $nil on March 31, 2010, 2011 and 2012, respectively. The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2010, 2011 and 2012.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14.          Related party transactions

(a)	The Group paid emoluments, commissions and/or consultancy fees to its directors, officers and former directors as follows:

Year ended	Mr. So Hung Gun,	Mr. Chung Kim	Mr. Fok Woo	Mr. So Chun Bong
March 31,	Anthony	Wah	Ping	Andrew
	Director, Chief Executive Officer and Treasury	Director	Director	Director
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2010	$800 (i)	$151	Nil	-
2011	$915 (i), (iii)	$165 (iii)	Nil	-
2012	$857 (i), (iii)	$161 (iii)	Nil	$88

	Mr. J. Stewart	Mr. Henry	Mr. George	Mr. So Chun Wah,
	Jackson, IV	Schlueter	O’Leary	Albert
	Former Director	Director and Assistant Secretary	Former Director (iv)	Chief Financial Officer and Secretary
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2010	Nil	$78 (ii)	$60 (v)	$87
2011	Nil	$87 (ii)	Nil	$118
2012	Nil	$68 (ii)	Nil	$118

The emoluments paid to the Group’s directors and officers were included in the salaries and related costs, while the consultancy fees or professional fees paid to Schlueter & Associates, P.C. were included in the administration and general expenses.

(i)	Apart from the emoluments paid by the Group as shown above, one of the properties of the Group in Hong Kong is also provided to Mr. So Hung Gun, Anthony for his accommodation.

(ii)	The amounts for the years ended March 31, 2010, 2011 and 2012 represented professional fees paid to Schlueter & Associates, P.C., the Group’s SEC counsel, in which Mr. Henry Schlueter is one of the principals.

(iii)	The amount for the year ended March 31, 2011, included unpaid vacation payments of $115,000 and $14,000 for Mr. So Hung Gun, Anthony, and Mr. Chung Kim Wah, respectively. The amount for the year ended March 31, 2012, included unpaid vacation payments of $57,000 and $10,000 for Mr. So Hung Gun, Anthony, and Mr. Chung Kim Wah, respectively.

(iv)	Mr. George O’Leary resigned from his position as director of the Company on November 16, 2006.

(v)	This represented a consultancy fee paid to Mr. George O’Leary for provision of support and management services in Germany, for completing an asset deal to sell Korona’s assets (accounts receivable, inventories, toolings and intellectual property rights) to a third party company and for progressing the liquidation of Korona.

(vi)	Mr. So Chun Bong, Andrew was elected as director of the Company to replace Mr. J. Stewart Jackson IV during the Annual General Meeting of the Company on February 25, 2012.

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

At March 31, 2011 and 2012, the Company had credit risk exposure of uninsured cash in banks of approximately $5,407,000 and $3,014,000, respectively.

A substantial portion, 57%, 60% and 66% of revenue, was generated from one customer for the years ended March 31, 2010, 2011 and 2012, respectively.

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended March 31,
	2010		2011		2012
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	16,298	57	16,934	60	17,499	66
Gottl Kern + Sohn GMBH	2,576	9	3,970	14	3,744	14

		66		74		80

The following customers had balances greater than 10% of the total trade receivables at the balance sheet dates set forth below:

	March 31,
	2011		2012
	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	963	73	1,230	59
Pitney Bowes Inc.	51	4	455	22

		77		81

At March 31, 2011 and 2012, these customers accounted for 77% and 81%, respectively, of net trade receivables. The trade receivables have repayment terms of not more than twelve months. The Group does not require collateral to support financial instruments that are subject to credit risk.

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

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government and commenced in December 2000. BEL joined the MPF by implementing a plan with a major international insurance company. All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, must join the MPF, except for those who joined the Plan before December 2000. Both the employee’s and employer’s contributions to the MPF are 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution of HK$1,000 (US$128) per month. The maximum mandatory employee’s and employer’s contributions per month increased to HK$1,250 (US$160) respectively since June 1, 2012.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

(b)	The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations. The Group’s total contributions to the above schemes for the years ended March 31, 2010, 2011 and 2012 amounted to $276,000, $318,000, and $239,000 respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

(c)	According to the New Labor Law in the PRC which was effective on January 1, 2009, a company is required to provide one month’s salary for each year of service as a severance payment. As such, the Group recognized a further provision for severance payment of $182,000 in the fiscal year ended March 31, 2012 for severance payments for staff in the PRC and the accumulated provision was $841,000 as of March 31, 2012, (2011: $659,000). The accrued severance payment allowance is reviewed every year.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Loss per share

	Year ended March 31
	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Loss applicable to common shareholders
– continuing operations	($532)	($1,431)	($902)
– discontinued operations	($126)	($129)	—

Net loss	($658)	($1,560)	($902)

Weighted average shares outstanding	5,246,903 shares	5,246,903 shares	5,246,903 shares

Loss per share – continuing operations	($0.10)	($0.27)	($0.17)
Loss per share – discontinued operations	($0.03)	($0.02)	—

Net loss per share, basic and diluted	($0.13)	($0.29)	($0.17)

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive shares of common stock that were outstanding during the period, including stock options.

The diluted net loss per share is the same as the basic net loss per share for the years ended March 31, 2010, 2011 and 2012, as all potential ordinary shares (856,500 shares on March 31, 2010, 826,500 shares on March 31, 2011, 452,500 shares on March 31, 2012) from the exercise of stock options are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Business segment information

(a)	The Group is organized based on the products it offers. Under this organizational structure, the Group’s operations can be classified into four business segments, Scales, Telecommunications Products, Pet Electronics and Others for the fiscal years ended March 31, 2011 and 2012.

Scales operations principally involve production and marketing of sensor-based scales products. These include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.

Telecommunication Products operations principally involve production and modification of two-way radios and cordless telephones that are used in consumer and commercial applications. The Group no longer manufactures and sells telecommunications products.

Pet Electronics Products principally involve development and production of pet-related electronics products that are used in consumer applications.

The “Others” segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales, telecommunications products and pet electronics products, and (ii) sales of scrap materials.

The accounting policies of the Group’s reportable segments are the same as those described in the description of business and significant accounting policies.

Summarized financial information by business segment as of March 31, 2010, 2011 and 2012 is as follows:

	Net sales	Operating profit /(loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2012

Scales & Pet Electronics Products	26,682	(229)	17,147	54	3,415

Total operating segments	26,682	(229)	17,147	54	3,415
Corporate	—	—	6,021	176	—

Group	26,682	(229)	23,168	230	3,415

2011

Scales	25,903	(554)	9,166	—	584
Telecommunications Products	2,056	(202)	4,328	—	691
Others	428	104	102	—	—

Total operating segments	28,387	(652)	13,596	—	1,275
Corporate	—	(979)	8,211	307	—

Group	28,387	(1,631)	21,807	307	1,275

Discontinued operations			5

Total Assets			21,812

F-32

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Business segment information (Continued)

(a) (Continued)

	Net sales	Operating profit / (loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
2010

Scales	25,172	1,140	8,536	657	225
Telecommunications Products	3,022	(925)	3,870	730	266
Others	349	135	69	—	—

Total operating segments	28,543	350	12,475	1,387	491
Corporate	—	(1,005)	11,014	571	—

Group	28,543	(655)	23,489	1,958	491

Discontinued operations			200

Total Assets			23,689

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

(b)	The Group primarily operates in Hong Kong and the PRC. The manufacture of components and their assembly into finished products and research and development are carried out in the PRC. Subsidiaries in Germany, Canada and the United States were responsible for the distribution of electronic scales and telecommunications products in Europe and North America. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong, and the PRC.

Total property, plant and equipment, net by geographical areas are as follows:

	March 31,	March 31,	March 31,
	2010	2011	2012
	$ in thousands	$ in thousands	$ in thousands

Hong Kong and USA	1,181	1,082	1,046
The PRC	1,126	2,476	5,925

Total property, plant and equipment	2,307	3,558	6,971

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Business segment information (Continued)

(c)	The following is a summary of net export sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Company for the years ended March 31, 2010, 2011 and 2012:

	Year ended March 31,
	2010		2011		2012
	$ in thousands	%	$ in thousands	%	$ in thousands	%

United States	19,799	69	18,893	67	19,940	75
Germany	3,923	14	5,557	20	4,985	18
Other EU countries	685	3	1,011	3	770	3
Asia and others	4,136	14	2,926	10	987	4

	28,543	100	28,387	100	26,682	100

(d)	The details of sales made to customers constituting 10% or more of total sales of the Company are as follows:

	Year ended March 31,
		Business segment	2010		2011		2012
			$	%	$	%	$	%

Sunbeam Products, Inc.	Scales		16,298	57	16,934	60	17,499	66
Gottl Kern + Sohn GMBH	Scales		2,576	9	3,970	14	3,744	14
			18,874	66	20,904	74	21,243	80