Form 20-F
period 2013-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2013-08-15
CIK 846546

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2013
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

5,577,639 shares of common stock, $0.003 par value, at March 31, 2013 (including 330,736 shares that are held in treasury)

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

The selected consolidated financial data as of March 31, 2012 and 2013 and for each of the three fiscal years ended March 31, 2013 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars. The selected consolidated financial data set forth below as of March 31, 2009, 2010 and 2011, and for each of the two fiscal years in the period ended March 31, 2010, have been derived from our audited consolidated financial statements that are not included in this Annual Report.  The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data

(in 000’s US$ except for shares and per share data)

	Year Ended March 31,
	2009 (1)(2)(3)	2010 (1)(2)	2011 (1)(2)	2012 (1)(2)	2013 (1)(2)
	$	$	$	$	$
Net sales	40,378	28,543	28,387	26,682	30,386
Cost of sales	(34,707)	(23,693)	(24,760)	(22,782)	(25,263)
Gross margin	5,671	4,850	3,627	3,900	5,123
Selling expenses	(649)	(375)	(249)	(267)	(268)
Salaries and related costs	(3,777)	(2,539)	(2,716)	(2,526)	(2,627)
Research and development expenses	(792)	(580)	(334)	(312)	(396)
Administration and general expenses	(4,602)	(2,011)	(1,959)	(2,492)	(2,402)
Gain from liquidation of subsidiary	—	—	—	1,448	—
Loss from operations	(4,149)	(655)	(1,631)	(249)	(570)
Interest income	127	103	6	7	7
Interest expenses	(209)	(69)	(56)	(87)	(68)
Foreign exchange loss	(279)	(522)	(130)	(703)	(261)
Gain on disposal of property	162	—	155	—	—
Gain on disposal of intangible assets	—	—	41	—	—
Other income	707	620	184	132	167
Loss before income taxes and minority interest	(3,641)	(523)	(1,431)	(900)	(725)
Income tax (expense) benefit	(208)	(9)	—	(2)	(29)
Loss from continuing operations	(3,849)	(532)	(1,431)	(902)	(754)
Loss from discontinued operations	(3,735)	(126)	(129)	—	—
Net loss	(7,584)	(658)	(1,560)	(902)	(754)
Loss per share - Continuing operations - Discontinued operations - Total	($0.73) ($0.72) ($1.45)	($0.10) ($0.03) ($0.13)	($0.27) ($0.02) ($0.29)	($0.17) ($0.00) ($0.17)	($0.14) ($0.00) ($0.14)
Weighted average shares	5,246,903	5,246,903	5,246,903	5,246,903	5,246,903
Diluted weighted average shares	5,246,903	5,246,903	5,246,903	5,246,903	5,246,903

(1) The diluted net loss per share was the same as the basic net loss per share as all potential ordinary shares, including the stock options, are anti-dilutive and therefore excluded from the computation of diluted net loss per share.

(2) The statement of operations presents continuing and discontinued operations in conjunction with the Consolidated Financial Statements.

(3) The statement of operations for fiscal year ended March 31, 2009 was restated in conjunction with the Consolidated Financial Statements.

Balance Sheet Data

(in 000’s US$ except for shares and per share data)

	March 31,
	2009 (1)	2010 (1)	2011 (1)	2012 (1)	2013	(1)
	$	$	$	$	$
Cash and cash equivalents	8,044	8,085	5,407	3,014	2,154
Working capital of continuing operations	11,244	10,538	7,933	2,914	292
Total assets of continuing operations	25,620	23,489	21,807	23,168	27,123
Total assets of discontinued operations	3,819	200	5	—	—
Total assets	29,439	23,689	21,812	23,168	27,123
Current liabilities of continuing operations	6,993	6,789	6,285	9,293	13,942
Long-term debts and capital leases	52	—	—	—	—
Deferred income tax assets	—	—	—	—	—
Total liabilities of continuing operations	9,654	9,403	8,899	11,890	16,537
Total liabilities of discontinued operations	5,787	1,098	1,086	—	—
Common stock	17	17	17	17	17
Shareholders’ equity	13,998	13,188	11,827	11,278	10,586
Dividends declared per share	—	—	—	—	—

(1) The selected financial data for balance sheets presents continuing and discontinued operations in conjunction with the Consolidated Financial Statements.

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar or the Chinese Renminbi. The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate. From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB is allowed to move 0.3% on a daily basis against the U.S. Dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%. Following the removal of the U.S. Dollar peg, the RMB appreciated more than 20% against the U.S. Dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. Dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. Dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the government of the People’s Republic of China (“PRC”) would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the RMB exchange rate. As of July 15, 2013, the RMB was valued at 6.17 per U.S. Dollar. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position and the value of our common shares and any dividends payable to our common shareholders in U.S. Dollars. In addition, the Chinese government continues to receive significant international pressure to further liberalize its currency policy and as a result may further change its currency policy. The Chinese government in the past has expressed its intention in the Basic Law of the PRC to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China in July 1997. However, there can be no assurance that the Hong Kong Dollar will remain pegged against the U.S. Dollar or that the Chinese Renminbi will not be allowed to fluctuate more than 0.5% on a daily basis. If the current exchange rate mechanism is changed, we shall face increased currency risks, which could have a material adverse effect upon the Company.

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

The Economy Of China Has Been Experiencing Significant Growth, Leading To Some Inflation and Increased Labor Costs. The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 2.7% in June 2013 from the level in June 2012. China’s overall economy and the average wage in the PRC are expected to continue to grow. Continuing inflation and material increases in the cost of labor in China could diminish our competitive advantage. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown may reduce our revenues. If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

If Our Factories Were Destroyed Or Significantly Damaged As A Result of Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected. All of our products are manufactured at our manufacturing facilities located in Shenzhen, China, and Xinxing, Guangdong, China. Fire-fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $33 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factories due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

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

Enforcement Of The Labor Contract Law, Minimum Wage Increases And Future Changes In The Labor Laws In China May Result In The Continued Increase In Labor Costs. On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practices do not, or will not, violate the Labor Contract Law and other labor-related regulations. Between the fiscal years ended March 31, 2009 and 2013, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate. In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for labor from RMB 1,100 (or approximately $162) per month to RMB 1,320 (or approximately $206) per month beginning April 1, 2011. The minimum wage was increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012. The minimum wage was increased to RMB 1,600 (or approximately $254) per month beginning March 1, 2013. We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facilities without substantially increasing our non-production salaries and related costs. This increase in minimum wage will increase our labor costs by 6.7%, or approximately $267,000, annually. If we are subject to severe penalties or incur significant liabilities in connection with the enforcement of the Labor Contract Law, disputes or investigations, our business and results of operations may be adversely affected. We started hiring workers to work in our Xinxing factory during the fiscal year ended March 31, 2013. The minimum wage at Xinxing was RMB 1,010 (or approximately $160) beginning May 1, 2013. Any future changes in the labor laws in the PRC could result in our having to pay increased labor costs. There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

If We Were To Lose Our Existing Banking Facilities Or Those Facilities Were Substantially Decreased Or Less Favorable Terms Were Imposed Upon Us, The Company Could Be Materially And Adversely Affected. We maintain a banking facility with Hang Seng Bank Limited, which is subject to renewal on an annual basis. We use this banking facility to fund our working capital requirements. In recent months, the credit markets in Hong Kong and throughout the world have tightened and experienced extraordinary volatility and uncertainty. We have had discussions with several of our banks and believe that the availability of our banking facility will continue on terms that are acceptable to us. However, as a result of changes in the capital or other legal requirements applicable to Hang Seng Bank Limited or if our financial position and operations were to deteriorate further, our costs of borrowing could increase or the terms of our banking facility could be changed so as to impact our liquidity. If we are unable to obtain needed capital on terms acceptable to us, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Risk Factors Relating to Our Business

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue. If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted. We have relied upon three customers for a significant portion of our sales. During the fiscal years ended March 31, 2011, 2012 and 2013, these three customers accounted for approximately 74%, 81% and 83% of sales, respectively. During the fiscal year ended March 31, 2013, 52% of our sales were to a single customer (66% during the fiscal year ended March 31, 2012). We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

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

Our Sales Through Retail Merchants Result In Seasonality, Susceptibility To A Downturn In The Retail Economy And Sales Variances Resulting From Retail Promotional Programs. Many of our other customers sell to retail merchants. Accordingly, these portions of our customer base are susceptible to a further downturn in the retail economy. A greater number of our sales of scales products occur between the months of July and October in preparation of the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. However, past sales patterns may not be indicative of future performance.

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

Certain Subsidiaries Of The Company Received On-going Enquiries From The Local Tax Authorities During The Year. If The Subsidiaries Were Finally Held Liable For Such Additional Taxation, Our Consolidated Net Income And The Value Of Your Investment Could Be Substantially Reduced. During the fiscal years ended March 31, 2011, 2012 and 2013, certain of our subsidiaries were, and continue to be, subject to enquiries from the local tax authorities. Upon the adoption of ASC 740 (formerly FIN 48), “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” or FIN 48, the Company recorded a provision of approximately $2,164,000 in relation to uncertain tax positions as of April 1, 2007. The assessment is subject to final determination by the local tax authorities and may be different from what we have recorded as a provision. As such, there can be no assurance that the inquiry will not result in the imposition of additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations. According to the requirement from the local tax authorities, the Company has purchased tax reserve certificates for approximately $1,710,000 for the fiscal years in review, for the potential payment to the tax authority.

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

Increased Prices For Raw Materials May Have A Negative Impact Upon Us. The price level of raw materials remained stable in the fiscal year ended March 31, 2013, compared to that in the fiscal year ended March 31, 2012. However, we experienced increased costs of component parts due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials during fiscal year ended March 31, 2012. If oil prices continue to increase in the future, it will likely result in an increase in the costs of components to us, as well as an increase in our operating expenses, which may have a material adverse effect upon our business and results of operations.

We May Face An Increased Shortage Of Factory Workers. During the fiscal years ended March 31, 2011, 2012 and 2013, we reduced our full workforce in Shenzhen, PRC as we prepare to transit our operations to a new factory in Xinxing. See “Employees” below. There can be no assurance that we will not experience an increased need for workers in China in the future or that we can adequately staff our factories, including our new factory in Xinxing. The inability to adequately staff our factories could have a material adverse impact on production, which could lead to delays in shipments or missed sales. In the event that we have delayed or lost sales, we may need to deliver goods by air at our cost to ensure that our products arrive on time, which would likely result in an increase in air freight costs and vendor fines and could result in missed sales, any of which could have a material adverse effect upon our business and our results from operations.

Recent Changes In The PRC’s Labor Law Could Penalize Bonso If It Needs To Make Additional Workforce Reductions. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. During the fiscal year ended March 31, 2013, we recognized a write-back for severance payment of $98,000 in anticipation of reducing our full workforce in Shenzhen, PRC as we transit our operations to a new factory in Xinxing, and the accumulated provision was $743,000 as of March 31, 2013. (2012: $841,000). This accrued severance payment allowance is reviewed every year. We may incur much higher costs under China’s labor laws if we are forced to downsize again, and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

We Face Increasing Competition In Our Industry And May Not Be Able To Successfully Compete With Our Competitors. Our business is in an industry that is becoming increasingly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have. As a result, we may be unable to compete successfully with these competitors. We compete with scale manufacturers in the Far East, the United States, and Europe. We believe that our principal competitors in the scale are other original equipment manufacturer (“OEM”) and original design manufacturer (“ODM”) manufacturers, and all companies engaged in the branded, ODM and OEM business. The scale market is highly competitive, and we face pressures on pricing and lower margins, as evidenced by the decline in margins that we have experienced with our scale products. Lower margins may affect our ability to cover our costs, which could have a material negative impact on our operations and our business.

We Are Controlled By Our Management, Whose Interests May Differ From Those Of The Other Shareholders. As of June 30, 2013, Mr. Anthony So, our founder and Chairman, beneficially owns approximately 40.9% of the issued shares of our common stock. Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities. Mr. So may be able to prevent or cause a change in control of the Company. We also may be prevented from entering into transactions that could be beneficial to us without Mr. So’s consent. The interest of our largest shareholder may differ from the interests of other shareholders.

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

Our Results Could Be Affected By Changes In Currency Exchange Rates. Changes in currency rates involving the Hong Kong Dollar or Chinese Renminbi could increase our expenses. During the fiscal years ended March 31, 2011, 2012 and 2013, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $130,000, $703,000 and $261,000, respectively. Generally, our revenues are collected in United States Dollars. Our costs and expenses are paid in United States Dollars, Hong Kong Dollars, and Chinese Renminbi. We face a variety of risks associated with changes among the relative value of these currencies. Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations. If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected. In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations. If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

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

Certain Legal Consequences of Foreign Incorporation and Operations

Judgments Against The Company And Management May Be Difficult To Obtain Or Enforce. We are a holding corporation organized as an International Business Company under the laws of the British Virgin Islands (“BVI”), and our principal operating subsidiaries are organized under the laws of Hong Kong and the laws of the PRC. Our principal executive offices are located in Hong Kong and the PRC. Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of United States federal securities laws. In addition, most of our officers and directors reside outside the United States, and the assets of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or to enforce against the Company or these persons judgments predicated upon the liability provisions of United States federal securities laws. Our Hong Kong counsel and our British Virgin Islands counsel have advised that there is substantial doubt as to the enforceability against us or any of our directors or officers in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of United States federal securities law.

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

Effective as of August 1, 2002, we acquired 51% of the equity of Gram Precision Scales Inc. (“Gram Precision”). Gram Precision was primarily engaged in the distribution and marketing of pocket scales in the United States, Canada and Europe. Effective November 1, 2008, we sold our 51% of the equity of Gram Precision to Mohan Thadani, the founder of Gram Precision.

In April 2007, we formed a new wholly-owned subsidiary, Bonso USA, Inc., a Nevada corporation (“Bonso USA”), to focus on the sales of industrial scales in the U.S. market. Bonso USA is dormant and no business activities are being conducted.

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

Our principal capital expenditures on property, plant and equipment over the last three years are set forth below:

	2011	2012	2013
Property plant & equipment and land use rights	$1,397,000	$3,415,000	$2,214,000

Our capital expenditures include construction-in-progress and the purchase of machinery used in the production of certain of our products.

In November, 2006, Bonso entered into a land purchase agreement with Xincheng Hi-Tech Industrial Estate to acquire the land use right of a piece of land consisting of 133,500 square meters for future expansion of the Company’s operations in Xinxing. This new piece of land is more than triple the size of the land upon which the Company's facilities are located in Shenzhen, China. The land transfer was completed in 2009. The first phase of construction of the new manufacturing facility was completed in calendar year 2012.

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

Since 1989, we have manufactured all of our products in China in order to take advantage of the lower overhead costs and competitive labor rates. Our factory is currently located in Shenzhen, China, about 50 miles from Hong Kong. The convenient location permits us to easily manage manufacturing operations from Hong Kong and facilitates transportation of our products out of China through the ports of Hong Kong and Yantian (Shenzhen). The first phase of construction of our new manufacturing facility in Xinxing was completed in calendar year 2012, and we began production in Xinxing factory during the fiscal year ended March 31, 2013. We will move all production processes from our Shenzhen factory to Xinxing factory during the fiscal year ended March 31, 2014, after which we will rent out the Shenzhen factory to a third party as a source of rental income.

Products

Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 91% of revenue for the fiscal year ended March 31, 2011, 95% for 2012 and 90% for 2013. We believe that our bathroom and industrial scales will continue to be a major portion of our scales revenue as we are able to secure orders from our major customers.

We no longer produces wireless telecommunications products. Previously, our products included two-way radios and cordless telephones that were used in consumer and commercial applications. These products accounted for 7% of revenue for the fiscal year ended March 31, 2011, 0% for 2012 and 0% for 2013. Our decision to stop manufacturing these telecommunications products was based upon the decline in our profit margins associated with these products.

The Company has begun to produce certain electrical pet care products, including a bark control device. These products accounted for 8% of revenue for the fiscal year ended March 31, 2013 (2012: 3%).

We also receive revenue from certain customers for the development and manufacture of tooling and molding for scales, telecommunication and pet electronics products. Generally, these tools and moulds are used by us for the manufacture of products. We also generate some sales of scrap materials. These revenues accounted for approximately 2% of net sales for the fiscal years ended March 31, 2011, 2% for 2012 and 2% for 2013.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2011, 2012, and 2013:

	Year ended March 31,
Product Line	2011	2012	2013
Scales	91%	95%	90%
Telecommunication Products	7%	0%	0%
Electronic Pet Products	0%	3%	8%
Others	2%	2%	2%
Total	100%	100%	100%

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

Controlling Production Costs. In 1989, recognizing that labor cost was a major factor permitting effective competition in the consumer electronic products industry, we relocated all of our manufacturing operations to China to take advantage of the large available pool of lower-cost manufacturing labor. We located our manufacturing facilities within 50 miles of Hong Kong in order to facilitate transportation of our products to markets outside of China while benefiting from the advantages associated with manufacturing in China and in the Shenzhen Special Economy Zone. As noted below under “Increasing Production Capacity” we are moving our production from Shenzhen to Xinxing, and we expect to realize a reduction in our labor costs as a result.

We are actively seeking to control production costs by such means as redesigning our existing products in order to decrease material and labor costs, controlling the number of our employees, increasing the efficiency of workers by providing regular training and tools and redesigning the flow of our production lines.

Increasing Production Capacity. In November 2006, Bonso entered into a land purchase agreement to acquire 133,500 square meters of land use right for future expansion in Xinxing, China. The construction of the new manufacturing facility began during the fiscal year ended March 31, 2010 and the first phase was completed in calendar year 2012. We intend to carefully monitor our capacity needs and to expand capacity as necessary.

Customers and Marketing

We sell our products primarily in the United States and Europe. Customers for our products are primarily OEM’s, OBM’s and ODM’s which market the products under their own brand names. We continue to market our products to OEM’s, OBM’s and ODM’s at trade shows and via e-mail, our website and facsimile.

Net export sales to customers by geographic area constituting 10% or more of total sales of the Company, consisted of the following for each of the three years ended March 31, 2011, 2012 and 2013.

	Year ended March 31:
	2011		2012		2013
	$ in thousands	%	$ in thousands	%	$ in thousands	%
United States of America	18,893	67	19,940	75	23,804	78
Germany	5,557	20	4,985	18	5,121	17
Total	24,450		24,925		28,925

We maintain a marketing and sales team of eight people. Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customers’ specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives and through the use of direct mail catalogues and product literature. During the fiscal years ended March 31, 2011, 2012 and 2013, we recorded total commission payments of approximately $3,000, $4,000 and $1,000, respectively. In addition, our marketing teams contact existing and potential customers by telephone, mail and facsimile and in person.

Our major sensor-based electronic scale products customers and their percentage of sales for the prior three fiscal years are below:

Percent of Sales – Year ended March 31:

Electronics Sensor Customers	2011	2012	2013
Sunbeam Products, Inc.	60%	66%	52%
Fitbit, Inc.	0%	1%	18%
Kern + Sohn GMBH	14%	14%	13%

Component Parts and Suppliers

We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components. We purchase components for our products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and China.

The price of oil and other raw materials increased during the fiscal years ended March 31, 2011 and 2012 resulting in an increase of our component part prices. We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier and allowing for longer delivery lead times. Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products. The price level of raw materials remained stable in the fiscal year ended March 31, 2013, compared to that in the fiscal year ended March 31, 2012.

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

ISO 13485 certification ensures that we have implemented and maintained a quality system for the design and manufacture of medical devices and allows us to develop and manufacture safe and effective medical devices should we chose to do so in the future.

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

Product Research and Development

The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEM's, OBM's and ODM's. We believe our engineering and product development capabilities are important to the future success of our business. As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications. Some of our product design, research and development activities are customer funded and are under agreements with specific customers for specific products. To reduce costs, we conduct our research and development at our facilities in China. We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong. At March 31, 2013, we employed 25 individuals in Hong Kong and China for our engineering staff, who are at various times engaged in research and development. The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of, and in accordance with, the specifications provided by the ODM's and OEM's. We anticipate hiring additional research and development personnel to meet the increased demand for scale products.

Competition

The manufacture and sale of electronic sensor-based and wireless products is highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses aggregated approximately $334,000 during the fiscal year ended March 31, 2011, $312,000 during the fiscal year ended March 31, 2012 and $396,000 during fiscal year ended March 31, 2013.

Seasonality

Generally, the first calendar quarter of each year is typically the slowest sales period because our manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays to permit employees to travel to their homes in China. In addition, sales during the first calendar quarter of scales products usually dip following the increase in sales during the Christmas season. A greater number of our sales of scales products occur between the months of July and October for shipment in preparation of the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. However, past sales patterns may not be indicative of future performance.

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

Foreign Operations

A significant amount of our products are manufactured at our factories located in China. While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could materially and adversely affect our business by, among other things, causing our products in the United States to become more expensive, resulting in a reduction in the demand for our products by customers in the United States.

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

BEL also has one active PRC subsidiary, Bonso Electronics (Shenzhen) Company, Limited, which is organized under the laws of the PRC and is used to manufacture our products.

BATL has one active PRC subsidiary, Bonso Advanced Technology (Xinxing) Company, Limited, which is organized under the laws of the PRC and is used to acquire and hold our new manufacturing facility that is being constructed in Xinxing, China.

We also have another wholly-owned British Virgin Islands subsidiary, Modus Enterprise International Inc.

As of March 31, 2009, Modus Enterprise International Inc. owned 100% of Korona. Korona was engaged in marketing, distributing and retailing consumer bathroom and kitchen scale products throughout Europe. Effective March 31, 2009, we sold certain assets of Korona to Beurer GmbH, and Korona completed its liquidation during the fiscal year ended March 31, 2012.

Effective November 1, 2008, we sold our 51% of the equity of Gram Precision to Mohan Thadani, the founder of Gram Precision. Gram Precision was primarily engaged in the distribution and marketing of pocket and industrial scales in the United States, Canada and Europe.

In April 2007, we formed a wholly-owned subsidiary, Bonso USA, a Nevada corporation. Bonso USA is dormant and no business activities are being conducted.

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

China

Our Shenzhen factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China. This factory consists of two factory buildings, which contain approximately 186,000 square feet, two workers’ dormitories, containing approximately 103,000 square feet, a canteen and recreation center of approximately 26,000 square feet, an office building, consisting of approximately 26,000 square feet, and two staff quarters for our supervisory employees, consisting of approximately 34,000 square feet, for a total of approximately 375,000 square feet. The Group entered into a rental agreement in June 2013 to rent out the Shenzhen factory to a third party from August 2013 to August 2019, and will receive rental income starting from October 2013.

We also own one residential property in Shenzhen, which is located at Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China. It consists of approximately 1,591 square feet and is rented to an unaffiliated third party for an aggregate monthly rental of RMB 2,300, or approximately $370.

We also own two office units in Beijing, namely Units 12 and 13 on the third floor, Block A of Sunshine Plaza in Beijing, China. Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet. One Unit is rented to an unaffiliated third party for an aggregate monthly rental of approximately RMB 15,000, or approximately $2,430, while the other unit is rented to another unaffiliated third party for an aggregate monthly rental of approximately RMB 9,000 or approximately $1,460.

Our Xinxing factory is located in Xinxing High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong, China. This factory land area is 1,448,000 square feet, with one factory building consisting of 225,000 square feet, one warehouse consisting of 62,000 square feet, and three dormitories consisting of 85,000 square feet in total.

Adequacy of Facilities

We believe our manufacturing complexes will be adequate for our reasonably foreseeable needs.

Item 4A. Unresolved Staff Comments

Not Applicable to Bonso.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 3. – “Key Information – Selected Financial Data” and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

During the fiscal year ended March 31, 2013, the Company experienced increased revenues. Our overall sales increased due to higher demand for our products.

We derive our revenues principally from the sale of sensor-based scales manufactured in China, which represent 90% of total sales for the fiscal year ended March 31, 2013. As mentioned in Item 3. – “Key Information – Risk Factors,” we are dependent upon a limited number of major customers for a significant portion of our revenues. Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers. Further, the pricing of our scale products is becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed approximately 95% of our revenue during the fiscal year ended March 31, 2013.

During the fiscal year ended March 31, 2011, net sales from continuing operations were approximately $28,387,000, and net loss was approximately $1,560,000. During the fiscal year ended March 31, 2012, net sales from continuing operations were approximately $26,682,000, and net loss was approximately $902,000. During the fiscal year ended March 31, 2013, net sales from continuing operations were approximately $30,386,000, and net loss was approximately $754,000.

Labor costs per worker are increasing in China. In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for labor from RMB 1,320 (or approximately $206) per month beginning April 1, 2011, to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, and then to RMB 1,600 (or approximately $254) per month beginning March 1, 2013. We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facilities without substantially increasing our non-production salaries and related costs. This increase in minimum wage will increase our labor costs by 6.7%, or approximately $267,000, annually. Our labor costs represented approximately 15.8% of our total production costs in the fiscal year ended March 31, 2013, compared to 17.8% in the fiscal year ended March 31, 2012. The decrease in overall labor costs were the result of transferring production processes from our Shenzhen factory to our Xinxing factory. We started hiring workers to work in our Xinxing factory during the fiscal year ended March 31, 2013. Management believes that we will be able to decrease our overall labor costs after we have moved all of our operations to the new Xinxing facility, because the minimum wage at Xinxing was RMB 1,010 (or approximately $160) beginning May 1, 2013. There can be no assurance that labor costs will not further increase or that any additional increase in labor costs will not have a material adverse effect upon our results of operations.

We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future. Prices of raw materials increased during the fiscal year ended March 31, 2011, but did not vary significantly during the fiscal years ended March 31, 2013 and 2012. There can be no assurance that raw material costs will not fluctuate or that any additional increase in raw material costs will not have a material adverse effect upon our results of operations.

Operating Results

The following table sets forth selected income data as a percentage of net sales for the periods indicated:

	Fiscal Year Ended March 31,
Statement of Operations Data	2011	2012	2013
	%	%	%
Net sales	100.0	100.0	100.0
Cost of sales	(87.2)	(85.4)	(83.1)
Gross margin	12.8	14.6	16.9
Selling expenses	(0.9)	(1.0)	(0.9)
Salaries and related costs	(9.6)	(9.5)	(8.6)
Research and development expenses	(1.2)	(1.2)	(1.3)
Administration and general expenses	(6.9)	(9.3)	(7.9)
Gain from disposal of subsidiary	—	5.4	—
Loss from operations	(5.7)	(1.0)	(1.8)
Interest income	0.0	0.0	0.0
Interest expenses	(0.2)	(0.3)	(0.2)
Foreign exchange loss	(0.5)	(2.6)	(0.9)
Other income	1.3	0.5	0.5
Loss before income taxes	(5.0)	(3.4)	(2.4)
Income tax expenses	(0.0)	(0.0)	(0.1)
Loss from continuing operations	(5.0)	(3.4)	(2.5)
Loss from discontinued operations	(0.5)	—	—
Net loss	(5.5)	(3.4)	(2.5)

Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012

Net Sales. Our sales increased approximately $3,704,000, or 13.9%, from approximately $26,682,000 for the fiscal year ended March 31, 2012 to approximately $30,386,000 for the fiscal year ended March 31, 2013. The increase in sales was primarily due to an increased demand for our scales products.

Gross Margin. Gross margin as a percentage of revenue increased to approximately 16.9% during the fiscal year ended March 31, 2013, as compared to approximately 14.6% during the fiscal year ended March 31, 2012. The higher gross margin was primarily the result of the reduced labor costs due to increase in efficiency and transfer of production processes to our Xinxing factory. Our labor costs represented approximately 15.8% of our total production costs in the fiscal year ended March 31, 2013, compared to 17.8% in the fiscal year ended March 31, 2012.

Selling Expenses. Selling expenses increased slightly by approximately $1,000 from approximately $267,000 for the fiscal year ended March 31, 2012 to approximately $268,000 for the fiscal year ended March 31, 2013, or 0.4%.

Salaries And Related Costs. Salaries and related costs increased by approximately $101,000, or 4.0%, from approximately $2,526,000 for the fiscal year ended March 31, 2012 to approximately $2,627,000 for the fiscal year ended March 31, 2013. The increase in salaries and related costs was primarily the result of increase in salary of staff in China in accordance with the increase in minimum wage.

Research And Development. Research and development expenses increased approximately $84,000, or 26.9%, from approximately $312,000 for the fiscal year ended March 31, 2012 to approximately $396,000 for the fiscal year ended March 31, 2013. The increase in research and development was primarily the result of increased headcount of engineers in accordance with increased projects during the fiscal year ended March 31, 2013. Research and development expenses account for 1.3% of net revenue for the fiscal year ended March 31, 2013, and for 1.2% of net revenue for the fiscal year ended March 31, 2012.

Administration And General Expenses. Administration and general expenses decreased by approximately $90,000, or 3.7%, from approximately $2,492,000 for the fiscal year ended March 31, 2012 to approximately $2,402,000 for the fiscal year ended March 31, 2013. The decrease is primarily attributable to the fact that for the fiscal year ended March 31, 2012, the Company paid approximately $565,000 to a bank under a bank guarantee that the Company had provided for Gram Precision, which was offset by significantly higher utility costs associated with the operation of two factories during the fiscal year ended March 31, 2013.

Gain from Liquidation of Subsidiary. Since Korona was liquidated during the fiscal year ended March 31, 2012, the Company recorded a gain of approximately $1,448,000. There was no gain from liquidation of a subsidiary during the fiscal year ended March 31, 2013.

Loss From Operations. As a result of the factors described above, loss from operations increased by 128.9% from a loss of approximately $249,000 for the fiscal year ended March 31, 2012 to a loss of approximately $570,000 for the fiscal year ended March 31, 2013.

Interest Income. Interest income remained at approximately $7,000 for the fiscal years ended March 31, 2013 and 2012.

Interest Expenses. Interest expenses decreased approximately $19,000, or 21.8%, from approximately $87,000 for the fiscal year ended March 31, 2012 to approximately $68,000 for the fiscal year ended March 31, 2013. This decrease was primarily the result of an increase in utilization of factoring with lower interest rate during the fiscal year ended March 31, 2013.

Foreign Exchange Loss. Foreign exchange loss decreased approximately $442,000, or 62.9%, from approximately $703,000 for the fiscal year ended March 31, 2012 to approximately $261,000 for the fiscal year ended March 31, 2013. This decrease was primarily the result of the decreased magnitude of appreciation of the Chinese Renminbi compared to the United States Dollar during the fiscal year ended March 31, 2013.

Other Income. Other income increased approximately $35,000, or 26.5%, from approximately $132,000 for the fiscal year ended March 31, 2012 to approximately $167,000 for the fiscal year ended March 31, 2013. The increase was primarily the result of the increase in rental income and gain from forward contracts during the fiscal year ended March 31, 2013.

Income Tax Expense. Income tax expense was $29,000 during the fiscal year ended March 31, 2013, as compared to $2,000 during the fiscal year ended March 31, 2012. The income tax expense is primarily due to the under provision for taxation for fiscal year ended March 31, 2012.

Net Loss. As a result of the factors described above, net loss decreased from a loss of approximately $902,000 for the fiscal year ended March 31, 2012 to a loss of approximately $754,000 for the fiscal year ended March 31, 2013, a decrease in loss of approximately $148,000, or 16.4%.

Foreign Currency Translation Adjustments. Foreign currency translation adjustments, net of tax, decreased from approximately $353,000 for the fiscal year ended March 31, 2012 to a gain of approximately $62,000 for the fiscal year ended March 31, 2013, a decrease of approximately $291,000, or 82.4%. The decreased foreign currency translation adjustment, net of tax, was primarily the result of reduced fluctuation of the Chinese Renminbi against the United States Dollar.

Comprehensive Loss. As a result of the factors described above, comprehensive loss increased from a loss of approximately $549,000 for the fiscal year ended March 31, 2012 to a loss of approximately $692,000 for the fiscal year ended March 31, 2013, an increase of approximately $143,000, or 26.0%.

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

Administration And General Expenses. Administration and general expenses increased by approximately $533,000, or 27.2%, from approximately $1,959,000 for the fiscal year ended March 31, 2011 to approximately $2,492,000 for the fiscal year ended March 31, 2012. The increase was primarily the result of a payment of approximately $565,000 to Gram Precision's bank as Gram Precision was under liquidation and the Company had a guarantee to that bank to secure Gram Precision's banking facilities, which continued from the fiscal year ended March 31, 2008 when Gram Precision was a subsidiary of the Company.

Gain from Liquidation of Subsidiary. Since Korona was liquidated during the fiscal year ended March 31, 2012, the Company recorded a gain of approximately $1,448,000.

Loss From Operations. As a result of the factors described above, loss from operations decreased by 86.0% from a loss of approximately $1,631,000 for the fiscal year ended March 31, 2011 to a loss of approximately $249,000 for the fiscal year ended March 31, 2012.

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

Loss from Discontinued Operations. Loss from discontinued operations decreased approximately $129,000 from $129,000 for the fiscal year ended March 31, 2011 to approximately $0 for the fiscal year ended March 31, 2012. The decrease was the result of no activities for the discontinued operations, and the discontinued operations were liquidated during the fiscal year ended March 31, 2012.

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

Impact of Inflation

We believe that inflation had an impact on our business during the fiscal years ended March 31, 2012 and 2013. The minimum wage increased from RMB 1,100 (or approximately $162) per month beginning July 1, 2010 to RMB 1,320 (or approximately $206) per month beginning April 1, 2011, and was later increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, and to RMB 1,600 (or approximately $254) per month beginning March 1, 2013. As a result, we believe that inflation will continue to increase our operating costs and cost of raw materials and have a significant impact upon us in the future. We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production costs in order to keep pace with inflation. Oil prices have been volatile in recent years. If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations. Further, the increase in labor costs and operating costs in the PRC had a material impact on our profitability.

Taxation

The companies comprising the Group are subject to tax on an entity basis on income arising in, or derived from, Hong Kong, and the PRC. The current rate of taxation of the subsidiary operating in Hong Kong is 16.5%. The Group is not subject to income taxes in the British Virgin Islands.

The tax rates for our subsidiary in PRC were 24% in 2011 and 25% in 2012 and beyond. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Hong Kong or China.

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

During the fiscal years ended March 31, 2011, 2012 and 2013, certain of our subsidiaries were, and continue to be, subject to inquiries from the local tax authorities. Upon the adoption of ASC 740 (formerly FIN 48), “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” the Company recorded a provision of approximately $2,164,000 in relation to uncertain tax positions as of April 1, 2007. The assessment is subject to final determination by the local tax authorities and may be different from what we have recorded as a provision. As such, there can be no assurance that the inquiry will not result in imposing additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations. According to the requirement from the local tax authorities, the Company has purchased tax reserve certificates for approximately $1,710,000 for the fiscal years in review, for the potential payment to the tax authority.

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

Foreign Currency Exchange Rates

We sell most of our products to international customers. Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia. Other markets are other European countries (such as the United Kingdom), Australia and Africa. Sales to international customers are made directly by us to our customers. We sell all of our products in United States Dollars and pay for our material components principally in United States Dollars and Hong Kong Dollars. A very small portion of the components used are paid for in Japanese Yen. Most factory expenses incurred are paid in Chinese Renminbi. Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk previously arose from potential fluctuations in the Chinese Renminbi and a devaluation in United States Dollars. For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year. During the fiscal year ended March 31, 2013, we experienced a foreign currency loss of approximately $261,000.

A summary of our debts from our banking facilities utilized as at March 31, 2012 and 2013 which was subjected to foreign currency risk is as follows:

	March 31, 2012	March 31, 2013
	$ in thousands	$ in thousands

Hong Kong dollars	1,870	3,813

The amount above is due within one year.

Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar. However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar. China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange. China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996. These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon. From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB is allowed to move 0.3% on a daily basis against the United States Dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%. On June 20, 2010, the PBOC announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the RMB exchange rate. As of July 15, 2013, the RMB was valued at 6.17 per U.S. Dollar. There can be no assurance that these currencies will remain stable or will fluctuate to our benefit.

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

Operating activities used $187,000 of net cash for the fiscal year ended March 31, 2013, as compared to $474,000 of net cash generated from operating activities during the fiscal year ended March 31, 2012. This increase in the amount of cash used by operating activities was primarily attributable to the increase in trade receivables and income tax recoverable as of March 31, 2013, when compared to that of March 31, 2012.

As of March 31, 2013, we had approximately $2,154,000 in cash and cash equivalents, as compared to $3,014,000 in cash and cash equivalents as of March 31, 2012. Working capital at March 31, 2013 was approximately $292,000, as compared to $2,914,000 at March 31, 2012. The decrease in working capital is the result of an increase in investing activities for a total of approximately $2,214,000 for acquisition of intangible assets and property, plant and equipment. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We believe our working capital is sufficient for our present requirements.

As of March 31, 2013, we had approximately $2,759,000 in net trade receivables, as compared to $2,081,000 as of March 31, 2012. This increase of $678,000 was primarily attributable to increased sales close to the end of the fiscal year, compared to that of March 31, 2012.

As of March 31, 2013, we had approximately $5,460,000 in inventories, as compared to $4,105,000 as of March 31, 2012. This increase of $1,355,000 was primarily attributable to increase of inventory in projection of the higher sales amount after March 31, 2013.

As of March 31, 2013, we had a total of approximately $10,069,000 in notes payable and accounts payable, as compared to $6,902,000 as of March 31, 2012. The increase of $3,167,000 was primarily attributable to the increased accounts payable and notes payable due to the increase in material purchases as a result of increased orders received as of March 31, 2013, compared to that of March 31, 2012.

As of March 31, 2013, we had in place general banking facilities with one financial institution with amounts available aggregating approximately $10,000,000 (2012: $8,183,000). Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans and long-term loans. As of March 31, 2013, we had utilized approximately $3,813,000 from these general banking facilities. Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association. The bank credit facilities are collateralized by our bank guarantee. Our bank credit facilities are due for renewal annually. We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. During the fiscal years ended March 31, 2012 and 2013, we paid a total of approximately $87,000 and $68,000, respectively, in interest on indebtedness for continuing operations.

Our current ratio decreased from 1.31 as of March 31, 2012 to 1.02 as of March 31, 2013. Our quick ratio decreased from 0.87 as of March 31, 2012 to 0.63 as of March 31, 2013.

The minimum wage was increased to RMB 1,320 (or approximately $206) beginning April 1, 2011, and was later increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, and to RMB 1,600 (or approximately $254) per month beginning March 1, 2013. This increase in minimum wage will increase our labor costs by 6.7%, or approximately $267,000, annually. Management expects that we will have lower labor costs once our entire manufacturing operation has been moved to Xinxing.

During the fiscal year ending March 31, 2014, we expect we will need to expend approximately $260,000  on the leasehold improvement of our facility in Xinxing, China.

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

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2013:

		Payments due by Period
	Total	Within 1 year	Within 1 to 3 years	Within 3 to 5 years	More than 5 years
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Notes payable and bank overdrafts and loans (1)	$3,813	$3,813	$0	$0	$0
Operating leases	$0	$0	$0	$0	$0
Capital leases	$0	$0	$0	$0	$0
Construction in Xinxing	$260	$260	$0	$0	$0
Interest on capital leases	$0	$0	$0	$0	$0
Income tax liabilities (2)	$2,595	$0	$2,595	$0	$0
Total	$6,668	$4,073	$2,595	$0	$0

(1) Represents amounts due within one year under our banking facilities agreement.

(2) Effective April 1, 2007, the Company adopted ASC 740. As a result of the adoption of ASC 740, the Company recognized an approximately $1,170,000 increase in the liability for unrecognized tax benefits and penalties of approximately $994,000, which were accounted for as a reduction to the April 1, 2007 balance of retained earnings. The Company assessed its tax position during the fiscal year ended March 31, 2013 and concluded that the same tax liability was carried forward.

For a discussion of interest rates on our notes payable and short-term loans, see “Item 11. - Qualitative and Quantitative Disclosures About Market Risk” below.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies include inventories, impairment, trade receivables and deferred income taxes.

Below, we discuss these policies further, as well as the estimates and judgments involved. We believe that our other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period. For a discussion of all our significant accounting policies, see footnote 1 to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

Trade Receivables

Provision is made against trade receivables to the extent that collection is considered to be doubtful. This provision is primarily determined from our monthly aging analysis. It also requires judgment regarding the collectability of certain receivables, as certain receivables may be identified as collectible that are subsequently uncollectible and which could result in a subsequent write-off of the related receivable to the statement of operations. Most of the Company’s trade receivables are generally unsecured, except for two customers with receivables covered by credit insurance. To determine the necessity of a provision, the Company analyzes the age of the receivables and the customer’s ability to pay based on past payment history, financial statements and various information of the customer. Any change in the collectability of accounts receivable that were not previously provided for could significantly change the calculation of such provision and the results of our operations.

Income Taxes, Deferred Income Taxes

The Company complies with ASC 740 which prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of ASC 740. The Company’s accounting policy is to treat interest and penalties as a component of income taxes.

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

Trend Information

Although we are optimistic about our future in the manufacture and sale of sensor-based scales products, we are dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations. As of March 31, 2013, our backlog of manufacturing orders was $8,033,000 as compared to $8,459,000 as of March 31, 2012. We expect that the demand for our products will increase in the fiscal year ending March 31, 2014, compared with that in the fiscal year ended March 31, 2013.

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

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our board of directors and executive officers are listed below:

Name	Age	Position with Bonso

Anthony So	70	Chairman of the Board, Chief Executive Officer and
		Director, President and Treasurer
Andrew So	27	Director, Chief Operating Officer
Kim Wah Cuung	55	Director of Engineering and Research and Development
		and Director
Woo-Ping Fox	64	Director
Henry F. Schlueter	62	Director and Assistant Secretary
Albert So	35	Director, Chief Financial Officer and Secretary

ANTHONY SO is the founder of Bonso. He has been our Chairman of the Board of Directors since July 1988. He was appointed as the Chief Executive Officer and President on November 16, 2006. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a Master degree in Business Administration (“MBA”) from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986 and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

ANDREW SO joined the Company in August 2009 and has been a director since February 25, 2012.  Mr. So currently holds the position of Chief Operating Officer and oversees the Company’s daily operations.   Mr. So graduated with distinctions in 2008 from the University of Toronto, Canada, with a Bachelor of Commerce degree (BComm). From 2008 to 2009, prior to his employment with the Company, Mr. So worked as a Derivatives Analyst at State Street Trust Company Canada, Toronto, Canada.

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

WOO-PING FOK was elected to our Board of Directors on September 21, 1994. Mr. Fok has practiced law in Hong Kong since 1991 and is a Consultant with Messrs. C.K. Mok & Co. Mr. Fok’s major areas of practice include conveyancing and real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.

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

ALBERT SO was appointed as the Chief Financial Offer of the Company in March 2009. Mr. So was first employed as the Financial Controller of the Company in January 2008 and as a management trainee of the Company in November 2004.  Mr. So has been a director since March 1, 2013. Prior to his employment as a management trainee of the Company, Mr. So was a student.  Mr. So is a Certified Management Accountant, Financial Risk Manager, and received a Master degree in Business Administration from Heriot-Watt University, Edinburgh, United Kingdom, and a Bachelor degree in Mathematics from Simon Fraser University in Burnaby, British Columbia, Canada.

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

Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2013 to all directors, former directors and officers as a group for services in all capacities was $1,339,000. Total compensation for the benefit of Anthony So was $857,000, for the benefit of Kim Wah Chung was $160,000, for the benefit of Andrew So was $124,000, for the benefit of Albert So was $124,000 and for the benefit of Henry F. Schlueter was an aggregate of $74,000. The $74,000 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C., for legal services rendered. The amount for the year ended March 31, 2013, included unpaid vacation payments of $57,000, $9,000, $5,000 for Anthony So, Kim Wah Chung, and Albert So, respectively.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2013, other than contributions to our Provident Fund Plan, which aggregated $16,000 for officers and directors.

Employment Agreements

We have employment agreements with Anthony So and Kim Wah Chung. Mr. So’s employment agreement provides for a maximum yearly salary of approximately $800,000 per year plus bonus, and Mr. Chung’s employment agreement provides for a maximum yearly salary of approximately $200,000 per year plus bonus, as stated in their respective employment agreements, which expired on March 31, 2013. One of the properties of the Group in Hong Kong is also provided to Mr. So as part of his compensation. Mr. So’s employment agreement contained a provision under which we would have been obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement occurs. Both employment agreements with Anthony So and Kim Wah Chung were renewed automatically, and the respective employment agreements will expire on March 31, 2014.

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at March 31, 2013.

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

(b)	The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group’s total contributions to the above schemes for the years ended March 31, 2011, 2012 and 2013 amounted to approximately $318,000, $239,000 and $225,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Employees

At March 31, 2013, we employed a total of 1,127 persons, as compared to 1,299 persons at March 31, 2012 and 1,487 persons at March 31, 2011; 13 employees in Hong Kong (12 in 2012 and 14 in 2011), 1,114 employees in China (1,287 in 2012 and 1,473 in 2011). Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

Share Ownership

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of June 30, 2013:

Name	Shares of Common Stock Owned of Record	Options Held	Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership

Anthony So	2,281,770 (1)	0	2,281,770	40.9%
Kim Wah Chung	93,700	0	93,700	1.7%
Henry F. Schlueter	34,000	30,000 (2)	64,000	1.1%
Woo-Ping Fok	66,507	30,000 (3)	96,507	1.7%
Andrew So	0	0	0	0%
Albert So	0	0	0	0%
All Directors and Officers as a group (6 persons)	2,475,977	60,000	2,535,977	45.0%

Note: The number of shares outstanding is 5,246,903 shares, with 5,577,639 total number of shares issued, which includes 330,736 shares in treasury. The calculations above are based upon the number of shares issued of 5,577,639.

(1)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2)	Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.
(3)	Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.

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

During the fiscal year ended March 31, 2013, no options were granted under the Employees’ Plan.

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

As of March 31, 2013, no options had been granted under the 2004 Plan.

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

As of March 31, 2013, no shares had been granted under the Stock Bonus Plan.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of June 30, 2013, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned	Options to Purchase Common Stock	Percent of Beneficial Ownership (1)

Anthony So	2,281,770 (2)	—	40.9%
W. Douglas Moreland	501,400	—	8.99%
CAS Corporation	290,654	—	5.21%

(1)	Based on beneficial ownership of both shares of common stock and of options to purchase common stock that are immediately exercisable. The calculations above are based upon the number of shares issued of 5,577,639.
(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary. Effective March 31, 2011, John Stewart Jackson, IV, a former director of the Company sold 455,575 shares of $0.003 par value of the Company in a private sale of stock to Anthony So for gross proceeds of One Million One Hundred Thirty Eight Thousand Nine Hundred Thirty Seven Dollars and Fifty cents (USD$1,138,937.50), or $2.50 per share. Effective March 31, 2011, Anthony So purchased 200,000 shares of $0.003 par value common stock of Bonso in a private purchase of stock from an individual for gross proceeds of Three Hundred and Twenty Thousand Dollars (USD$320,000), or $1.60 per share.

There are no arrangements known to us which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

During the fiscal years ended March 31, 2011, 2012 and 2013, we paid Schlueter & Associates, P.C. an aggregate of $87,000, $68,000 and $74,000, respectively for legal fees. Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

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

The following table sets forth the high and low sale prices for each of the last five years:

Period	High	Low

April 1, 2008 to March 31, 2009	$2.45	$0.03
April 1, 2009 to March 31, 2010	$1.42	$0.63
April 1, 2010 to March 31, 2011	$2.44	$0.86
April 1, 2011 to March 31, 2012	$2.80	$1.07
April 1, 2012 to March 31, 2013	$1.88	$0.88

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2013.

Period	High	Low

July 1, 2011 to September 30, 2011	$2.80	$1.33
October 1, 2011 to December 31, 2011	$1.51	$1.07
January 1, 2012 to March 31, 2012	$1.35	$1.13
April 1, 2012 to June 30, 2012	$1.88	$0.92
July 1, 2012 to September 30, 2012	$1.10	$0.88
October 1, 2012 to December 31, 2012	$1.72	$0.97
January 1, 2013 to March 31, 2013	$1.66	$1.25
April 1, 2013 to June 30, 2013	$1.56	$1.33

The following table sets forth the high and low sale prices during each of the most recent six months.

Period	High	Low

January 2013	$1.55	$1.25
February 2013	$1.66	$1.34
March 2013	$1.61	$1.31
April 2013	$1.48	$1.34
May 2013	$1.49	$1.33
June 2013	$1.56	$1.38

On July 15, 2013, the closing price of our common stock was $1.55. Of the 5,577,639 shares of common stock issued as of June 30, 2013, 5,246,903 shares were outstanding, 3,161,877 shares were held in the United States by 177 holders of record and 330,736 shares were held by the Company as treasury stock. We have 185 shareholders of record and estimate that we have 511 shareholders holding their stock in street name (who have not objected to their names being disclosed to us).

Transfer and Warrant Agent

The transfer agent and registrar for the common stock is Computershare, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10. Additional Information

Share Capital

Our authorized capital is $170,000, consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended March 31, 2011, 2012 and 2013 included herein in Item 18.

At June 30, 2013, there were 5,577,639 shares of our common stock issued, 5,246,903 shares were outstanding, and 330,736 shares were held by the Company in treasury. All shares were fully paid. In addition, we had outstanding 110,000 options to purchase common stock as follows:

Number of Options	Exercise Price per Share	Expiration Date

40,000	$6.12	March 25, 2014
40,000	$6.20	September 12, 2014
30,000	$4.50	December 4, 2015

At June 30, 2013, there were no shares of our preferred stock outstanding.

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

We signed a Banking Facility Letter dated February 1, 2013 with Hang Seng Bank for an HK$78,000,000 letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring and overdraft facility. A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.1 and is incorporated herein by this reference.

We signed a rental agreement dated June 28, 2013 with Shenzhen Mei Ya Print Co, Ltd., for renting out the Shenzhen factory for six years. An abridged, English translation of the rental agreement is attached to this Annual Report on Form 20-F as Exhibit 4.2 and is incorporated herein by this reference.

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

Interest Rate Risk

Our interest rate risk primarily arises from our long-term debt and our general banking facilities. As at March 31, 2013, there was no long-term debt. We had utilized approximately $3,813,000 of our total banking facilities of $10,000,000. Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts as at March 31, 2013 which were subjected to variable interest rates is as below:

	March 31,	Interest
	2013	Rate

Notes payable	$2,276,000	HIBOR + 2.5%
Bank overdraft - secured	$180,000	PRIME + 1%
Factoring	$332,000	HIBOR + 1.5%
Short-term loan	$1,025,000	HIBOR + 2.25%

(Note: HIBOR is the Hong Kong Interbank Offer Rate)

All the balances above are due within one year.

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by approximately $21,000.

For further information concerning our banking facilities, the interest rates payable and repayment terms, please see Note 7 to our Consolidated Financial Statements included elsewhere in this Annual Report.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, as of March 31, 2013.

Based on this evaluation, Anthony So, the Chief Executive Officer, and Albert So, the Chief Financial Officer, have concluded that, as of March 31, 2013, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013 based upon criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2013, the Company’s internal control over financial reporting was effective based on these criteria.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting during the year ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The Audit Fees indicated below was pre-approved by the Audit Committee before the auditor commenced their work.

Audit Fees

The aggregate fees billed by Moore Stephens for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2013 and 2012 were $180,000 and $180,000, respectively.

Audit Related Fees

There were no fees billed by Moore Stephens for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2013 and for the fiscal year ended March 31, 2012.

Tax Fees

The aggregate fees billed by a company controlled by Moore Stephens for professional services rendered for tax compliance for the fiscal year ended March 31, 2013 were approximately $3,600 and $6,000 for the fiscal year ended March 31, 2012.

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

Item 16E. Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stocks had been repurchased up to March 31, 2006. On November 16, 2006, the Company's Board of Directors authorized an additional $1,000,000 for the Company’s repurchase of its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000. During the fiscal year ended March 31, 2007, 260,717 shares valued at $1,328,560 were purchased under this program. No shares were repurchased during the fiscal year ended March 31, 2008. During the fiscal year ended March 31, 2009, 70,019 shares valued at $133,765 were purchased under this program. No shares were repurchased during the fiscal years ended March 31, 2011, 2012 and 2013. The Company may from time to time repurchase shares of its Common Stock under this program.

Item 16F. Changes in Registrant’s Certifying Accountants.

Not applicable to Bonso.

Item 16G. Corporate Governance.

For a discussion of the ways in which the Company’s corporate governance differs from those followed by domestic companies under the NASDAQ Marketplace listing requirements, see “NASDAQ Exemptions and Home Country Practices” above.

Item 16H. Mine Safety Disclosure.

Not applicable to Bonso.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Page

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of March 31, 2012 and 2013	F-2
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended March 31, 2011, 2012 and 2013	F-3
Consolidated Statements of Changes in Stockholders’ Equity for the years ended March 31, 2011, 2012 and 2013	F-4
Consolidated Statements of Cash Flows for the years ended
March 31, 2011, 2012 and 2013	F-5
Notes to Consolidated Financial Statements	F-6 through F-35

Item 19. Exhibits

4.1	Banking Facility Letter, dated February 1, 2013 between Bonso and the Hang Seng Bank Limited

4.2	Rental agreement (abridged English translation), dated June 28, 2013 between Bonso and Shenzhen Mei Ya Print Co., Ltd.

11.1	Code of Ethics For Chief Executive Officer and Chief Financial Officer (1)

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an Exhibit on Form 20-F filed with the Commission on August 13, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BONSO ELECTRONICS INTERNATIONAL INC.

Dated August 15, 2013	/s/ Anthony So
Anthony So, Chairman of the Board, Chief Executive Officer, Treasurer and Director

Dated August 15, 2013	/s/ Albert So
Albert So, Chief Financial Officer and Secretary

Bonso Electronics International Inc.

(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2013

Bonso Electronics International Inc.

 .

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Bonso Electronics International Inc.

We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and subsidiaries (the “Company”) as of March 31, 2012 and 2013 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens

Moore Stephens

Certified Public Accountants

Hong Kong

August 15, 2013

Bonso Electronics International Inc.

Consolidated Balance Sheets

(Expressed in United States Dollars)

		March 31
	Note	2012	2013
		$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents		3,014	2,154
Trade receivables, net	2	2,081	2,759
Other receivables, deposits and prepayments		1,104	1,425
Inventories	3	4,105	5,460
Income tax recoverable		1,903	2,436
Current assets of discontinued operations	11	—	—
Total current assets		12,207	14,234

Deferred income tax assets	8	—	—

Other intangible assets, net	6	3,990	4,590

Property, plant and equipment
Buildings		9,948	13,704
Construction-in-progress		5,264	2,616
Plant and machinery		21,377	21,565
Furniture, fixtures and equipment		3,260	3,521
Motor vehicles		449	444
		40,298	41,850
Less: accumulated depreciation and impairment		(33,327)	(33,551)
Property, plant and equipment, net	4	6,971	8,299
Non-current assets of discontinued operations	11	—	—
Total assets		23,168	27,123
Liabilities and stockholders’ equity

Current liabilities

Bank overdrafts - secured	7	—	180
Notes payable	7	1,870	2,276
Accounts payable		5,032	7,793
Accrued charges and deposits		2,347	2,329
Income tax liabilities	8	44	7
Short-term bank loans	7	—	1,357
Current liabilities of discontinued operations	11	—	—
Total current liabilities		9,293	13,942

Income tax liabilities	8	2,595	2,595

Deferred income tax liabilities	8	2	—

Commitments	10

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 2012 and 2013 - 5,577,639, - outstanding shares: 2012 and 2013 - 5,246,903		17	17
Additional paid-in capital		21,765	21,765
Treasury stock at cost: 2012 and 2013 - 330,736 shares	12	(1,462)	(1,462)
Accumulated deficit		(11,834)	(12,588)
Accumulated other comprehensive income		2,792	2,854
		11,278	10,586

Total liabilities and stockholders’ equity		23,168	27,123

See notes to these consolidated financial statements

Bonso Electronics International Inc.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

		Year ended March 31,
	Note	2011	2012	2013
		$ in thousands	$ in thousands	$ in thousands

Net sales	18	28,387	26,682	30,386
Cost of sales		(24,760)	(22,782)	(25,263)

Gross profit		3,627	3,900	5,123

Selling expenses		(249)	(267)	(268)
Salaries and related costs		(2,716)	(2,526)	(2,627)
Research and development expenses		(334)	(312)	(396)
Administration and general expenses		(1,959)	(2,492)	(2,402)
Gain from liquidation of subsidiary		—	1,448	—

Loss from operations	18	(1,631)	(249)	(570)
Interest income		6	7	7
Interest expense		(56)	(87)	(68)
Foreign exchange loss		(130)	(703)	(261)
Gain on disposal of property		155	—	—
Gain on disposal of intangible assets		41	—	—
Other income		184	132	167

Loss before income taxes		(1,431)	(900)	(725)
Income tax expense	8	—	(2)	(29)

Loss from continuing operations		(1,431)	(902)	(754)
Loss from discontinued operations, net of tax	11	(129)	—	—

Net loss		(1,560)	(902)	(754)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax		199	353	62

Comprehensive loss		(1,361)	(549)	(692)

Loss per share

Weighted average number of shares outstanding	17	5,246,903	5,246,903	5,246,903

- basic and diluted
-Continuing operations		(0.27)	(0.17)	(0.14)
-Discontinued operations		(0.02)	—	—

		(0.29)	(0.17)	(0.14)

See notes to these consolidated financial statements

Bonso Electronics International Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in United States Dollars)

	Common stock			Treasury stock			Accumulated
							other
							comprehensive
			Additional	Treasury			income-foreign	Total
	Shares	Amount	paid-in	Shares	Amount	Accumulated	currency	stockholders’
	Issued	outstanding	capital	held	outstanding	deficit	adjustments	equity
		$ in thousands	$ in thousands		$ in thousands	$ in thousands	$ in thousands	$ in thousands

Balance, March 31, 2010	5,577,639	17	21,765	330,736	(1,462)	(9,372)	2,240	13,188
Net loss	-	-	-	-	-	(1,560)	-	(1,560)
Foreign exchange translation adjustment	-	-	-	-	-	-	199	199

Balance, March 31, 2011	5,577,639	17	21,765	330,736	(1,462)	(10,932)	2,439	11,827
Net loss	-	-	-	-	-	(902)	-	(902)
Foreign exchange translation adjustment	-	-	-	-	-	-	353	353

Balance, March 31, 2012	5,577,639	17	21,765	330,736	(1,462)	(11,834)	2,792	11,278
Net loss	-	-	-	-	-	(754)	-	(754)
Foreign exchange translation adjustment	-	-	-	-	-	-	62	62

Balance, March 31, 2013	5,577,639	17	21,765	330,736	(1,462)	(12,588)	2,854	10,586

See notes to these consolidated financial statements

Bonso Electronics International Inc.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Year Ended March 31,
	2011	2012	2013
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities
Net loss	(1,560)	(902)	(754)
Loss from discontinued operations	129	—	—

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	99	54	120
Amortization	208	176	226
Gain on disposal of property, plant and equipment	(155)	(15)	(2)
Gain on disposal of intangible assets	(41)	—	—
Write off of accounts payable	(32)	—	—
Inventory allowance	98	283	—
Reversal of bad debts	(45)	—	—
Gain from liquidation of subsidiary	—	(1,448)	—

Changes in assets and liabilities:
Trade receivables	58	(770)	(678)
Other receivables, deposits and prepayments	651	(396)	(321)
Inventories	44	460	(1,355)
Income tax recoverable	(375)	41	(533)
Notes payable	(762)	537	406
Accounts payable	127	2,303	2,761
Accrued charges and deposits	265	148	(18)
Income tax liabilities	17	20	(37)
Deferred income tax liabilities	—	(17)	(2)

Operating activities of continuing operations	(1,274)	474	(187)
Operating activities of discontinued operations	84	—	—

Net cash (used in) / generated from operating activities	(1,190)	474	(187)
Cash flows from investing activities
Proceeds from disposal of intangible assets	513	—	—
Proceeds from disposal of property, plant and equipment	252	25	2
Acquisition of property, plant and equipment	(1,397)	(3,415)	(1,412)
Acquisition of intangible assets	(682)	—	(802)

Investing activities of continuing operations	(1,314)	(3,390)	(2,212)
Investing activities of discontinued operations	—	—	—

Net cash used in investing activities	(1,314)	(3,390)	(2,212)
Cash flows from financing activities
Capital lease payments	(52)	—	—
(Repayment of) / net advance from banking facilities	(68)	—	1,537

Financing activities of continuing operations	(120)	—	1,537
Financing activities of discontinued operations	—	—	—

Net cash (used in) / generated from financing activities	(120)	—	1,537

Net decrease in cash and cash equivalents	(2,624)	(2,916)	(862)
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	(78)	518	2
Cash and cash equivalents, beginning of year	8,114	5,412	3,014

Cash and cash equivalents, end of year	5,412	3,014	2,154

Less: cash and cash equivalents at the end of the year – discontinued operations	(5)	—	—

Cash and cash equivalents at the end of the year – continuing operations	5,407	3,014	2,154

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest paid	56	87	68
Income tax paid, net of refund	—	—	90

Non-cash investing and financing activities:
Interest Income	6	7	7

See notes to these consolidated financial statements

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies

Bonso Electronics International Inc. (“the Company”) and its subsidiaries (collectively, the “Group”) are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, telecommunications products, pet electronics products and other products.

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

The Group sustained operating losses in fiscal years ended March 31, 2011, 2012 and 2013, including a net loss of $754,000 in the fiscal year ended March 31, 2013.

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

Pursuant to an agreement signed on March 30, 2009, Korona Haushaltswaren GmbH & Co. KG (“Korona”), an indirect subsidiary of the Company, agreed to sell all of its major assets, comprising trade receivables, inventories, intellectual property rights and toolings, to a third party purchaser at a consideration of approximately EUR 1,990,000 (or USD 2,606,000). The Group decided to liquidate Korona after the completion of the sale. As a result, the figures of Korona are included as discontinued operations (see note 11). The liquidation of Korona was completed in February 2012.

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

Inventories are stated at the lower of cost, as determined on a first-in, first-out basis, or market. Costs of inventories include purchase and related costs incurred in bringing the products to their present location and condition. Market value is determined by reference to the selling price after the balance sheet date or to management estimates based on prevailing market conditions. The Company routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventory carrying values are higher than market value. Some of the significant factors the Company considers in estimating the market value of its inventories include the likelihood of changes in market and customer demand and expected changes in market prices for its inventories. As of March 31, 2012, inventories were stated at market value, which is lower than their costs by approximately $283,000.

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

(g)	Other tangible assets

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

(h)	Property, plant and equipment

(i)	Property, plant and equipment are stated at cost less accumulated depreciation. Leasehold land and buildings are depreciated on a straight-line basis over 15 to 50 years, representing the shorter of the remaining term of the lease or the expected useful life to the Group.

(ii)	Other categories of property, plant and equipment are carried at cost and depreciated using the straight-line method over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Plant and machinery	-10%
Furniture, fixtures and equipment	-20%
Motor vehicles	-20%

(iii)	The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year when they are incurred.

(iv)	Any gain or loss on disposal is included in the consolidated statements of operations and comprehensive loss.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(i)	Impairment of long-lived assets including other intangible assets

Long-lived assets held and used by the Group and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairment made on other long-lived assets are disclosed in the consolidated statements of operations and comprehensive loss. The Group is going to transfer all its production process to the factory in Xinxing, PRC. As a result, the Group performed an assessment of the value of the land and buildings of the factory in Shenzhen, PRC, and no provision for impairment was made by the Group (2012: $nil; 2011: $nil) based on the assessment.

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

Advertising costs are expensed as incurred and are included within selling expenses. Advertising costs were approximately $2,000, $5,000 and $26,000 for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

(n)	Income taxes

The Company complies with ASC 740 for uncertainty in income taxes recognized in financial statements. ASC 740 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company’s accounting policy is to treat interest and penalties as components of income taxes.

(o)	Foreign currency translations

(i)	The Group’s functional currency is the United States dollar. The financial statements of foreign subsidiaries where the United States dollar is the functional currency and which have transactions denominated in non-United States dollar currencies are translated into United States dollars at the exchange rates existing on that date. The translation of local currencies into United States dollars creates transaction adjustments which are included in net loss. Exchange differences are recorded in the statements of operations and comprehensive loss.

(ii)	The financial statements of foreign subsidiaries, where non-United States dollar currencies are the functional currencies, are translated into United States dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for statement of operations. Adjustments resulting from translation of these financial statements are reflected as a separate component of shareholders’ equity in accumulated other comprehensive income.

(p)	Stock options and warrants

Stock options have been granted to employees, directors and non-employee directors. Upon exercise of the options, a holder can acquire shares of common stock of the Company at an exercise price determined by the board of directors. The options are exercisable based on the vesting terms stipulated in the option agreements or plan.

The Company follows the guidance of ASC 718, Accounting for Stock Options and Other Stock-Based Compensation. ASC 718 requires companies to record compensation expense for share-based awards issued to employees and directors in exchange for services provided. The amount of the compensation expense is based on the estimated fair value of the awards on their grant dates and is recognized over the required service periods. Our share-based awards include stock options and restricted stock awards. The estimated fair value underlying our calculation of compensation expense for stock options is based on the Black-Scholes pricing model. Forfeitures of share-based awards are estimated at the time of grant and revised, if necessary, in subsequent periods if our estimates change based on the actual amount of forfeitures we have experienced.

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

The Group complies with ASC 820, “Fair Value Measurements” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Allowance for doubtful accounts

Changes in the allowance for doubtful accounts as of March 31, 2011, 2012 and 2013 comprise:

	2011	2012	2013
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	1,460	1,415	1,415
Write back for the year	(45)	—	—

Balance, March 31	1,415	1,415	1,415

Most of the Company’s trade receivables are generally unsecured, except for two customers with receivables covered by credit insurance under a factoring agreement.

As of March 31, 2011, the Company had collected $45,000 from Gram Precision Scales Inc. (“Gram”). The Company believed that the recoverability of the remaining $1,415,000 was doubtful, and continued to include this amount in allowance for doubtful accounts as of March 31, 2012 and March 31, 2013.

3	Inventories

The components of inventories as of March 31, 2012 and 2013 are as follows:

	2012	2013
	$ in thousands	$ in thousands

Raw materials	1,477	1,904
Work in progress	1,512	2,487
Finished goods	1,116	1,069
	───────	───────
	4,105	5,460
	═══════	═══════

During the year ended March 31, 2013, the Company has disposed of obsolete inventories of approximately $1,303,000 together with an allowance for inventories of approximately $1,303,000, which resulted in no extra charge to the consolidated statements of operations under cost of sales. During the year ended March 31, 2012, based upon material composition and expected usage, the Company established an allowance for obsolete inventories of approximately $283,000, which was charged to the consolidated statements of operations under cost of sales.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

4	Property, plant and equipment, net

During the fiscal years ended March 31, 2011, 2012 and 2013, depreciation expenses charged to the consolidated statements of operations amounted to approximately $99,000, $54,000 and $120,000 respectively. As at March 31, 2011, 2012 and 2013, fully depreciated assets that were still in use by the Group amounted to $31,222,000, $32,280,000, and $32,858,000 respectively.

Property, plant and equipment in Shenzhen were assessed for impairment according to the policy described in note 1(i). The Company concluded that no impairment to property, plant and equipment in Shenzhen was required for the fiscal years ended March 31, 2012 and 2013.

5	Interests in subsidiaries

Particulars of principal subsidiaries as of March 31, 2012 and 2013 are as follows:

Name of company	Place of incorporation and kind of legal entity	Particulars of issued capital/ registered capital	Percentage of capital held by the Company		Principal activities
			2012	2013
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	HK$5,000,000 (US$641,026)	100%	100%	Investment holding, and trading of scales and pet electronics products

Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	HK$3,000,000 (US$384,615)	100%	100%	Investment holding

Bonso Electronics (Shenzhen) Company Limited (“BESCL”)	PRC, limited liability company	US$12,621,222	100%	100%	Production of scales and pet electronics products

Bonso Advanced Technology Limited * (“BATL”)	Hong Kong, limited liability company	HK$1,000,000 (US$128,205)	100%	100%	Investment holding, and trading of scales and pet electronics products

Bonso Advanced Technology (Xinxing) Limited (“BATXXCL”)	PRC, limited liability company	US$8,995,324	100%	100%	Production of scales and pet electronics products

Modus Enterprise International Inc. * (“MEII”)	British Virgin Island, limited liability company	HK$7,800 (US$1,000)	100%	100%	Investment holding

Bonso USA, Inc. (“Bonso USA”)	USA, limited liability company	US$ 1,000	100%	100%	Dormant

* Shares directly held by the Company

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

6	Other intangible assets

Other intangible assets are analyzed as follows:

	Other intangible assets
	March 31,
	2012	2013
	$ in thousands	$ in thousands

Cost	5,927	6,769
Less: accumulated amortization	(1,937)	(2,179)

	3,990	4,590

The components of other intangible assets are as follows:

	March 31,
	2012	2013
	$ in thousands	$ in thousands

Land use right of factory land in Shenzhen, Guangdong, PRC	1,577	2,215
Land use right of factory land in Xinxing, Guangdong, PRC	2,413	2,375

	3,990	4,590

Amortization expense in relation to other intangible assets was approximately $208,000, $176,000 and $226,000 for each of the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

As of March 31, 2013, future minimum amortization expenses in respect of other intangible assets are as follows:

$ in thousands
2014	244
2015	244
2016	244
2017	244
2018	244
Thereafter	3,370

Total	4,590

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

7	Banking facilities

As of March 31, 2013, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, factoring, short-term loans and long-term loans. The facilities are interchangeable with total amounts available of $10,000,000 (2012: $8,183,000). The general banking facilities utilized by the Group are denominated in United States dollars and Hong Kong dollars.

The Group’s general banking facilities, expressed in United States dollars, are further detailed as follows:

	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2013
	2012	2013	2012	2013	2012	2013	Interest	Repayment
	$ in thousands		$ in thousands		$ in thousands		rate	terms
Import and export facilities

Combined limit	6,154	6,154	1,870	2,788	4,284	3,366

Including sub-limit of:
Notes payable	4,487	4,487	1,870	2,276	2,617	2,211	HIBOR* +2.5%	Repayable in full within 120 days
Bank overdrafts	641	641	—	180	641	461	Prime rate + 1%	Repayable on demand
Factoring	2,400	2,400	—	332	2,400	2,068	HIBOR* +1.5%

Other facilities
Export Documentary Credits	1,923	1,923	—	—	1,923	1,923
Term Loan	106	1,923	—	1,025	106	898	HIBOR* +2.25%

	8,183	10,000	1,870	3,813	6,313	6,187

* HIBOR is the Hong Kong Interbank Offer Rate

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

7	Banking facilities (Continued)

The United States Dollar equivalent amounts of banking facilities utilized by the Group are denominated in the following currencies:

	Amount utilized
	March 31,
	2012	2013
	$ in thousands	$ in thousands

Hong Kong dollars	1,870	3,813

The Prime Rate and HIBOR were 5.00% and 0.54% per annum, respectively, as of March 31, 2013. The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time. Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

Average amount of bank borrowings were $1,386,000 and $2,076,000 for the fiscal years ended March 31, 2012 and 2013, respectively.

The weighted average interest rates of short-term borrowings of the Group are as follows:

	As of March 31,
	2012	2013

Bank overdrafts	6.00%	6.00%
Notes payable	2.80%	2.92%

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax

(a)	The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, Germany, the PRC, and the United States of America (“USA”). The tax rate of the subsidiaries operating in Hong Kong was 16.5% for the year ended March 31, 2013 (2012: 16.5%, 2011: 16.5%). The subsidiary of the Group in Germany was registered as a partnership in Germany, which was subject to a statutory tax rate of 14.17% during each of the three years in the period ended March 31, 2010. The Group is not subject to income taxes in the British Virgin Islands. The statutory tax rate in the USA was 34% for the three years ended March 31, 2013.

Hong Kong Tax

BEL, BATL and BIL are subject to the Hong Kong profits tax rate of 16.5% (2012: 16.5%). Management of BEL has determined that all income and expenses are offshore and not subject to Hong Kong profits tax. As a result, BEL did not incur any Hong Kong profits tax during the years presented. BATL has no assessable profits for the year, and no current year provision for taxation has been made.

PRC Tax

BESCL is registered and operates in Shenzhen, the PRC, and is subject to a tax rate of 24%, 25% and 25% for the tax years ended December 31, 2011, 2012 and 2013, respectively. BATXXCL is registered in Xinxing, Guangdong, PRC, and was entitled to a 50% reduction in PRC income tax for the three tax years ended December 31, 2011 and 2012. BATXXCL is subject to a tax rate of 25% thereafter.

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

During the period from January 1, 2008 to March 31, 2010, the Company’s subsidiaries operating in the PRC were subject to the EIT Law and its standard tax rate of 25%, but the PRC subsidiaries are entitled to the grandfathering incentives. For the tax years ended December 31, 2007, 2008 and 2009, BECSL, the Company’s PRC subsidiary, was subject to a tax rate of 15%, 18% and 20%, respectively. BESCL is subject to tax rates of 22% and 24% for the tax years ended December 31, 2010 and 2011, respectively, and a uniform tax rate of 25% for the tax year ended December 31, 2012 and thereafter. BATXXCL was entitled to an exemption from PRC income tax for the two tax years ended December 31, 2008 and 2009. BATXXCL is subject to a tax rate of 12.5% for the tax years ended December 31, 2010, 2011 and 2012 and will be subject to a tax rate of 25% thereafter.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (Continued)

(c)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The loss before income taxes by geographical location is analyzed as follows:

	2011	2012	2013
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	2,451	(2,171)	(3,509)
PRC	(3,876)	(181)	2,832
Others	(6)	1,452	(48)

Total	(1,431)	(900)	(725)

Others mainly include the (loss) / profit from BVI and the United States.

(d)

	2011	2012	2013
	$ in thousands	$ in thousands	$ in thousands

Deferred income tax	—	17	2
Current income tax expense	—	(19)	(31)

Total income tax expense	—	(2)	(29)

The components of the income tax expense by geographical location are as follows:

	2011	2012	2013
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	—	(2)	(29)
PRC	—	—	—
Others	—	—	—

Total	—	(2)	(29)

At the end of the accounting period, the income tax liabilities are as follows:

	2012	2013
	$ in thousands	$ in thousands

Non-current	2,595	2,595
Current	44	7

Total	2,639	2,602

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (Continued)

(e)

	2012	2013
	$ in thousands	$ in thousands

Deferred income tax assets	—	—
Deferred income tax liabilities	(2)	—

	(2)	—

Deferred tax assets comprise the following:

	2012	2013
	$ in thousands	$ in thousands

Total loss carryforwards	784	700
Others	—	—
Less: Valuation allowance	(784)	(700)
	—	—
Less: current portion	—	—

Non-current portion	—	—

As of March 31, 2012 and 2013, the Group had accumulated tax losses amounting to $3,136,000 and $2,811,000 (the tax effect thereon is $784,000 and $700,000), respectively, subject to the final agreement by the relevant tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other countries. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2013, the Group’s accumulated tax losses of $174,000 will expire in 2016, $299,000 will expire in 2017 and $1,773,000 will expire in 2018.

(f)	Changes in valuation allowance are as follows:

	2011	2012	2013
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	122	485	784
Charged / (credited) to income tax expense	363	299	(84)

Balance, March 31	485	784	700

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (Continued)

(g)	The actual income tax expense attributable to earnings for the fiscal years ended March 31, 2011, 2012 and 2013 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

	2011	2012	2013
	$ in thousands	$ in thousands	$ in thousands

Loss before income taxes	(1,431)	(900)	(725)

Income tax benefit on pretax income at statutory rate	236	148	120
Effect of different tax rates of subsidiary operating in other jurisdictions	215	176	(249)
Profit not subject to income tax	4,657	4,369	3,600
Expenses not deductible for income tax purposes	(5,116)	(4,715)	(3,469)
(Increase) / decrease in valuation allowance	(363)	(299)	84
Reversal of provision as a result of development of tax rules	7	20	—
Under provision of prior year	—	—	(31)
Tax losses not yet recognized / (utilization of tax losses not previously recognized)	364	299	(84)

Total income tax expense	—	(2)	(29)

The statutory rate of 16.5% used above is that of Hong Kong, where the Company’s main business is located.

(h)	The Company complies with ASC 740 and recognized a $1,170,000 increase in the liability for unrecognized tax benefits and penalties of $994,000, which were accounted for as a reduction to the April 1, 2007 balance of retained earnings. The Company assessed the tax position during the fiscal year ended March 31, 2013 and concluded that the same tax liability was to be carried forward. Included in the total tax liabilities of $2,602,000 (2012: $2,639,000, 2011: $2,619,000), the uncertain tax liabilities in respect of this for the years ended March 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	2,164	2,164	2,164
Changes in uncertain tax liabilities	—	—	—

Balance, March 31	2,164	2,164	2,164

The Company’s accounting policy is to treat interest and penalties as components of income taxes. As of March 31, 2013, the Company had accrued penalties related to uncertain tax positions of $nil.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (Continued)

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

9	Leases

The Group leases three investment properties under rental agreements to third parties, and the Group will need to pay a cancellation fee of approximately $9,000 if the Group decides to terminate all the rental agreements before their expiry.

Rental expense for all operating leases amounted to approximately $191,000, $108,000 and $nil for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

10	Commitments

Capital expenditures contracted at the balance sheet date but not yet provided for are as follows:

	March 31,
	2012	2013
	$ in thousands	$ in thousands

Construction in Xinxing, Guangdong, PRC	757	260

As of March 31, 2013, the Company entered into contractor agreements to construct factory building and leasehold improvements on the land in Xinxing, the PRC for total consideration of $1,823,000. $1,563,000 has been paid, and the remaining balance of $260,000 is to be paid in accordance with the progress of the construction.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

11	Discontinued Operations

On March 31, 2009, the Company’s German subsidiary, Korona, sold its assets (accounts receivable, inventories, toolings and intellectual property rights) to a third party. Korona had no operations since April 1, 2009 and was liquidated in February 2012.

The following table summarizes the result of these discontinued operations, net of income taxes.

Discontinued Operations (Korona)

	2011	2012	2013
	$ in thousands	$ in thousands	$ in thousands

Sales	—	—	—
Cost of Sales	—	—	—

	—	—	—
Administrative expenses	(129)	—	—

Operating loss and net loss	(129)	—	—

The carrying values of the assets and liabilities of the disposal group classified as held for sale as at March 31, 2012 and 2013 were as follows:

	March 31, 2012	March 31, 2013
Assets:	$ in thousands	$ in thousands
Total assets of discontinued operations	—	—
	══════════	══════════

Liabilities:
Liabilities of discontinued operations	—	—
	══════════	══════════

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

12	Stockholders’ equity

(a)	Repurchase of common stock

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000. The Board of Directors believed that the common stock was undervalued and that the repurchase of common stock would be beneficial to the Company's shareholders. No shares were repurchased during the fiscal year ended March 31, 2008. During the fiscal year ended March 31, 2009, 70,019 shares ($134,000) were purchased under this program. No shares were repurchased during the three fiscal years ended March 31, 2011, 2012 and 2013. The Company may from time to time repurchase shares of its common stock under this program.

(b)	Preferred stock

The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the shareholders, with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2013.

(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

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

In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61. The options expired on March 31, 2013. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised during the years ended March 31, 2011, 2012 and 2013.

In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12. The options shall expire on March 25, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options were exercised during the years ended March 31, 2011, 2012 and 2013.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

13	Stock option and bonus plans (Continued)

(a)	(Continued)

In September 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.20. The options shall expire on September 12, 2014 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such option was exercised during the years ended March 31, 2011, 2012 and 2013.

In December 2005, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $4.50. The options shall expire on December 4, 2015 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options had been exercised during the years ended March 31, 2011, 2012 and 2013.

On November 16, 2006, the Board of Directors of the Company voted to rescind the Company’s 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”). All options previously granted under the Non-Employee Directors’ Plan continue in full force and effect pursuant to their terms of grant.

During the fiscal year ended March 31, 2013, no shares or share options were granted under the 1996 Stock Option Plan.

(b)	The stock options summary as of March 31, 2013 is as follows:

	Number	Weighted average exercise
	of options	price

Balance, March 31, 2011	826,500	$2.83
Expired	(374,000)	$3.10

Balance, March 31, 2012	452,500	$2.61
Expired	(342,500)	$1.61

Balance, March 31, 2013	110,000	$5.71

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

13	Stock option and bonus plans (Continued)

(c)	The following table summarizes information about all stock options of the Company outstanding as at March 31, 2013:

		Weighted
	Number	average	Exercisable
Weighted average	outstanding at	remaining life	shares at
exercise price	March 31, 2013	(years)	March 31, 2013

$4.50	30,000	2.8	30,000
$6.12	40,000	1.0	40,000
$6.20	40,000	1.5	40,000

$5.71	110,000	1.7	110,000

The intrinsic value of options outstanding and exercisable was $nil, $nil and $nil on March 31, 2011, 2012 and 2013, respectively. The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2011, 2012 and 2013.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Related party transactions

(a)	The Group paid emoluments, commissions and/or consultancy fees to its directors, officers and former directors as follows:

Year Ended March 31,

	Mr. Anthony So	Mr. Kim Wah Chung	Mr. Woo-Ping For	Mr. Andrew So
	Director, Chief Executive	Director	Director	Director

	Officer and Treasurer
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2011	$915 (i), (iii)	$165 (iii)	Nil	—
2012	$857 (i), (iii)	$161 (iii)	Nil	$88
2013	$857 (i), (iii)	$160 (iii)	Nil	$124

	Mr. J. Stewart Jackson. IV	Mr. Henry Schlueter	Mr. Albert So

	Former Director	Director and Assistant Secretary	Director, Chief Financial Officer and Secretary
	$ in thousands	$ in thousands	$ in thousands

2011	Nil	$87 (ii)	$118
2012	Nil	$68 (ii)	$118
2013	Nil	$74 (ii)	$124 (iii)

The emoluments paid to the Group’s directors and officers were included in the salaries and related costs, while the consultancy fees or professional fees paid to Schlueter & Associates, P.C., were included in the administration and general expenses.

(i)	Apart from the emoluments paid by the Group as shown above, one of the properties of the Group in Hong Kong is also provided to Mr. Anthony So for his accommodation.

(ii)	The amounts for the years ended March 31, 2011, 2012 and 2013 represented professional fees paid to Schlueter & Associates, P.C., the Group’s SEC counsel, in which Mr. Henry Schlueter is one of the principals.

(iii)	The amount for the year ended March 31, 2011, included unpaid vacation payments of $115,000 and $14,000 for Mr. Anthony So, and Mr. Kim Wah Chung, respectively. The amount for the year ended March 31, 2012, included unpaid vacation payments of $57,000 and $10,000 for Mr. Anthony So, and Mr. Kim Wah Chung, respectively. The amount for the year ended March 31, 2013, included unpaid vacation payments of $57,000, $9,000, $5,000 for Mr. Anthony So, Mr. Kim Wah Chung, and Mr. Albert So, respectively.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

15	Concentrations and Credit Risk

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

At March 31, 2012 and 2013, the Company had credit risk exposure of uninsured cash in banks of approximately $3,014,000 and $2,154,000, respectively.

A substantial portion, 60%, 66% and 52% of revenue, was generated from one customer for the years ended March 31, 2011, 2012 and 2013, respectively.

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended March 31,
	2011		2012		2013
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	16,934	60	17,499	66	15,818	52
Fitbit, Inc.	—	—	106	1	5,493	18
Gottl Kern + Sohn GMBH	3,970	14	3,744	14	3,814	13

		74		81		83

The following customers had balances greater than 10% of the total trade receivables at the respective balance sheet dates set forth below:

	March 31,
	2012		2013
	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	1,230	59	1,152	42
Fitbit, Inc.	17	1	884	32
Pitney Bowes Inc.	455	22	347	13

		82		87

At March 31, 2012 and 2013, these customers accounted for 82% and 87%, respectively, of net trade receivables. The trade receivables have repayment terms of not more than twelve months. Trade receivables for two customers (Sunbeam Products, Inc. and Fitbit, Inc.) accounted for 74% of net sales for the fiscal year ended March 31, 2013 (2012: 60%), and they were covered by credit insurance under a factoring agreement with a bank. The Group does not require collateral to support financial instruments that are subject to credit risk.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

16	Employee retirement benefits and severance payment allowance

(a)	With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Company in Hong Kong, implemented a defined contribution plan (the “Plan”) with a major international insurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the Plan. Each eligible employee that chooses to participate in the Plan is required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% depending on the eligible employee’s salary and number of years in service.

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

(b)	The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations. The Group’s total contributions to the above schemes for the years ended March 31, 2011, 2012 and 2013 amounted to $318,000, $239,000 and $225,000 respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

(c)	According to the New Labor Law in the PRC which was effective on January 1, 2009, a company is required to provide one month’s salary for each year of service as a severance payment. As such, the Group recognized a provision of $743,000 in the fiscal year ended March 31, 2013 for severance payments for staff in the PRC (2012: $841,000). The accrued severance payment allowance is reviewed every year.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

17	Loss per share

	Year ended March 31
	2011	2012	2013
	$ in thousands	$ in thousands	$ in thousands

Loss applicable to common shareholders
– continuing operations	($1,431)	($902)	($754)
– discontinued operations	($129)	—	—

Net loss	($1,560)	($902)	($754)

Weighted average shares outstanding	5,246,903 shares	5,246,903 shares	5,246,903 shares

Loss per share – continuing operations	($0.27)	($0.17)	($0.14)
Loss per share – discontinued operations	($0.02)	—	—

Net loss per share, basic and diluted	($0.29)	($0.17)	($0.14)

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive shares of common stock that were outstanding during the period, including stock options.

The diluted net loss per share is the same as the basic net loss per share for the years ended March 31, 2011, 2012 and 2013, as all potential ordinary shares (826,500 shares on March 31, 2011, 452,500 shares on March 31, 2012 and 110,000 shares on March 31, 2013) from the exercise of stock options are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

18	Business segment information

(a)	The Group is organized based on the products it offers. Under this organizational structure, the Group’s operations can be classified into four business segments, Scales, Telecommunications Products, Pet Electronics and Others for the fiscal years ended March 31, 2012 and 2013.

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

Summarized financial information by business segment as of March 31, 2011, 2012 and 2013 is as follows:

	Net sales	Operating profit /(loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2013

Scales & Pet Electronics Products	30,386	(570)	20,097	120	1,412

Total operating segments	30,386	(570)	20,097	120	1,412
Corporate	—	—	7,026	226	—

Group	30,386	(570)	27,123	346	1,412

2012

Scales & Pet Electronics Products	26,682	(249)	17,147	54	3,415

Total operating segments	26,682	(249)	17,147	54	3,415
Corporate	—	—	6,021	176	—

Group	26,682	(249)	23,168	230	3,415

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

18	Business segment information (Continued)

(a)	(Continued)

	Net sales	Operating profit / (loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
2011

Scales	25,903	(554)	9,166	—	584
Telecommunications Products	2,056	(202)	4,328	—	691
Others	428	104	102	—	—

Total operating segments	28,387	(652)	13,596	—	1,275
Corporate	—	(979)	8,211	307	—

Group	28,387	(1,631)	21,807	307	1,275

Discontinued operations			5

Total Assets			21,812

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

(b)	The Group primarily operates in Hong Kong and the PRC. The manufacture of components and their assembly into finished products and research and development are carried out in the PRC. Subsidiaries in Germany was responsible for the distribution of electronic scales products in Europe. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong, and the PRC.

Total property, plant and equipment, net by geographical areas are as follows:

	March 31,	March 31,
	2012	2013
	$ in thousands	$ in thousands

Hong Kong	1,046	1,115
The PRC	5,925	7,184

Total property, plant and equipment	6,971	8,299

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

18	Business segment information (Continued)

(c)	The following is a summary of net export sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Company for the years ended March 31, 2011, 2012 and 2013:

	Year ended March 31,
	2011		2012		2013
	$ in thousands	%	$ in thousands	%	$ in thousands	%

United States	18,893	67	19,940	75	23,804	78
Germany	5,557	20	4,985	18	5,121	17

	24,450		24,925		28,925

(d)	The details of sales made to customers constituting 10% or more of total sales of the Company are as follows:

		Year ended March 31,
	Business segment	2011		2012		2013
		$	%	$	%	$	%

Sunbeam Products, Inc.	Scales	16,934	60	17,499	66	15,818	52
Fitbit, Inc.	Scales	—	—	106	1	5,493	18
Gottl Kern + Sohn GMBH	Scales	3,970	14	3,744	14	3,814	13

		20,904	74	21,349	81	25,125	83

19	Subsequent events

The Group established a wholly-owned subsidiary, Xinxing An Bang Metal and Plastic Manufacturing Company Limited, in PRC after fiscal year ended March 31, 2013, for production of metal and plastic products for other factories. The Group also established another wholly-owned subsidiary, Bonso Technology (Shenzhen) Company Limited, in PRC after fiscal year ended March 31, 2013, to provide product design and distribution services for the Group.

The Group entered into a rental agreement in June 2013 to rent out the Shenzhen factory to third party from August 2013 to August 2019, and will receive rental income starting from October 2013.