Form 20-F
period 2014-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2014-08-15
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES  EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE  ACT OF 1934
 For the Fiscal Year Ended March 31, 2014
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

5,577,639 shares of common stock, $0.003 par value, at March 31, 2014 (including 330,736 shares that are held in treasury)

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

REFERENCES

In this Annual Report, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong.  The terms "Bonso," "we," "our," "us," "The Group" and the "Company" refer to Bonso Electronics International Inc. and, where the context so requires or suggests, our direct and indirect subsidiaries.  References to "dollars," "U.S. Dollars" or "US$" are to United States Dollars, "HK$" are to Hong Kong Dollars, "Euros" or "euro" are to the European Monetary Union's Currency, and "RMB" are to Chinese Renminbi.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors
Not Applicable to Bonso.
Item 2.  Offer Statistics and Expected Timetable
Not Applicable to Bonso.
Item 3.  Key Information
A.	Selected Financial Data.
The selected consolidated financial data as of March 31, 2013 and 2014 and for each of the three fiscal years ended March 31, 2014 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.
The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars.  The selected consolidated financial data set forth below as of March 31, 2010, 2011 and 2012, and for each of the two fiscal years in the period ended March 31, 2011, have been derived from our audited consolidated financial statements that are not included in this Annual Report.  The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – "Operating and Financial Review and Prospects" included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data
(in 000's US$ except for shares and per share data)
	Year Ended March 31,
	2010	2011(3)	2012(3)	2013(3)	2014
	$	$	$	$	$
Net sales	28,543	28,387	26,682	30,386	31,305
Cost of sales	(23,693)	(24,760)	(22,782)	(25,263)	(28,631)
Gross profit	4,850	3,627	3,900	5,123	2,674
Selling expenses	(375)	(249)	(267)	(268)	(389)
Salaries and related costs	(2,539)	(2,716)	(2,526)	(2,627)	(2,983)
Research and development expenses	(580)	(334)	(312)	(396)	(366)
Administration and general expenses	(2,011)	(1,959)	(2,492)	(2,402)	(2,964)
Gain from liquidation of subsidiary	-	-	1,448	-	-
Other income	620	184	118	165	728
Gain on disposal of property, plant and equipment	-	155	14	2	3,595
(Loss) / profit from operations	(35)	(1,292)	(117)	(403)	295
Interest income	103	6	7	7	64
Interest expense	(69)	(56)	(87)	(68)	(136)
Foreign exchange loss	(522)	(130)	(703)	(261)	(444)
Gain on disposal of intangible assets	-	41	-	-	-
Loss before income taxes	(523)	(1,431)	(900)	(725)	(221)
Income tax expense	(9)	-	(2)	(29)	-
Loss from continuing operations	(532)	(1,431)	(902)	(754)	(221)
Loss from discontinued operations(2)	(126)	(129)	-	-	-
Net loss	(658)	(1,560)	(902)	(754)	(221)
Net loss per share(1) -Continuing operations	$(0.10)	$(0.27)	$(0.17)	$(0.14)	$(0.04)
-Discontinued operations	$(0.03)	$(0.02)	$(0.00)	$(0.00)	$(0.00)
-Total	$(0.13)	$(0.29)	$(0.17)	$(0.14)	$(0.04)
Weighted average shares	5,246,903	5,246,903	5,246,903	5,246,903	5,246,903
Diluted weighted average shares	5,246,903	5,246,903	5,246,903	5,246,903	5,246,903

(1)  The diluted net loss per share was the same as the basic net loss per share as all potential ordinary shares, including the stock options, are anti-dilutive and therefore excluded from the computation of diluted net loss per share.
(2)  Loss from discontinued operations represents the results of Korona Haushaltswaren GmbH & Co. KG ("Korona"), a former subsidiary, which was liquidated in February 2012.
(3)  Certain accounts in the statement of operations for the fiscal years of March 31, 2011, 2012 and 2013 have been reclassified to conform with the presentation of the fiscal year ended March 31, 2014.

Balance Sheet Data
(in 000's US$ except for shares and per share data)
	March 31,
	2010(2)	2011(2)	2012(2)	2013(2)	2014
	$	$	$	$	$
Cash and cash equivalents, and fixed deposits maturing over three months	8,085	5,407	3,014	2,154	1,165
Working capital of continuing operations	10,273	7,657	2,484	(160)	(3,769)
Total assets of continuing operations	23,489	21,807	23,168	27,123	32,140
Total assets of discontinued operations(1)	200	5	-	-	-
Total assets	23,689	21,812	23,168	27,123	32,140
Current liabilities of continuing operations	6,789	6,285	9,293	13,942	18,646
Non-current financial liabilities at fair value	-	-	-	-	208
Income tax liabilities, non-current portion	2,595	2,595	2,595	2,595	2,595
Total liabilities of continuing operations	9,403	8,899	11,890	16,537	21,518
Total liabilities of discontinued operations(1)	1,098	1,086	-	-	-
Common stock	17	17	17	17	17
Shareholders' equity	13,188	11,827	11,278	10,586	10,622
Dividends declared per share	-	-	-	-	-

(1)  Total assets and liabilities of discontinued operations represent total assets and liabilities of Korona, a former subsidiary, which was liquidated in February 2012.
(2) Certain accounts in the balance sheet of March 31, 2010, 2011, 2012 and 2013 have been reclassified to conform with the presentation of that of March 31, 2014.

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report.  The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.
Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong
We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar or the Chinese Renminbi.  The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983.  The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a "basket of currencies," which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB is allowed to move 0.3% on a daily basis against the U.S. Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%.  Following the removal of the U.S. Dollar peg, the RMB appreciated more than 20% against the U.S. Dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. Dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. Dollar. On June 20, 2010, the People's Bank of China ("PBOC") announced that the government of the People's Republic of China ("PRC") would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the RMB exchange rate.  As of July 15, 2014, the RMB was valued at 6.17 per U.S. Dollar.Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position and the value of our common shares and any dividends payable to our common shareholders in U.S. Dollars. In addition, the Chinese government continues to receive significant international pressure to further liberalize its currency policy and as a result may further change its currency policy.The Chinese government in the past has expressed its intention in the Basic Law of the PRC to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China in July 1997.  However, there can be no assurance that the Hong Kong Dollar will remain pegged against the U.S. Dollar or that the Chinese Renminbi will not be allowed to fluctuate more than 0.5% on a daily basis.  If the current exchange rate mechanism is changed, we shall face increased currency risks, which could have a material adverse effect upon the Company.
We Face Significant Risks If The Chinese Government Changes Its Policies, Laws, Regulations, Or Tax Structure Or Its Current Interpretations Of Its Laws, Rules And Regulations Relating To Our Operations In China.  Our facility in Shenzhen and our new manufacturing facility in Xinxing are located in China.  As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties.  Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations, confiscatory taxation, changes in employment restrictions, restrictions on imports and sources of supply, import duties, corruption, currency revaluation or the expropriation of private enterprise could materially and adversely affect us.  Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activity and greater economic decentralization.  If the Chinese government does not continue to pursue its present policies that encourage foreign investment and operations in China, or if these policies are either not successful or are significantly altered, then our business operations in China could be adversely affected.  We could even be subject to the risk of nationalization, which could result in the total loss of investment in that country.  Following the Chinese government's policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection.  Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us.  Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications.  If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we might have to discontinue our operations.

Continuing Economic Weakness May Adversely Affect Our Earnings, Liquidity And Financial Position.  The Company's business has been challenging recently as a consequence of adverse worldwide economic conditions.  In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations. These concerns slowed global economic growth and resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. The global economic weakness has negatively impacted our operating results since 2008. Overall, the economic outlook is uncertain as a result of concerns about the general global economy, the decreased rate of growth in China and the European Union.  Recessionary conditions may return.  If negative economic conditions return, a number of material adverse effects on our business could occur and could have a negative impact upon our results of operations.  Further, slower overall growth of the Chinese economy may have a material adverse effect upon the Company and its results of operations.  Also, the Company's Shenzhen factory is leased out to a third party whose main business is manufacturing of printing and packaging materials to be sold domestically.  Negative economic conditions in China would affect the results of operations of this tenant, which may not be able to pay future rent to the Company in full or in time according to the lease agreement.
The Economy Of China Has Been Experiencing Significant Growth, Leading To Some Inflation and Increased Labor Costs. The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China's consumer price index, the broadest measure of inflation, rose 2.42% in June 2014 from the level in June 2013.  Although slowing down recently, China's overall economy and the average wage in the PRC are expected to continue to grow. Continuing inflation and material increases in the cost of labor in China could diminish our competitive advantage.  If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC.  An economic slowdown may reduce our revenues.  If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

Changes To PRC Tax Laws And Heightened Efforts By China's Tax Authorities To Increase Revenues Are Expected To Subject Us To Greater Taxes.  Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, China's tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations.  However, on March 16, 2007, the Chinese government enacted a unified enterprise income tax law, or "EIT," which became effective on January 1, 2008.  Prior to the EIT, as a foreign invested enterprise, or "FIE," located in Shenzhen of the PRC, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008.  Under the EIT, apart from those qualified as high-tech enterprises, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25%.  We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect.  We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

We Face Risks By Operating In China, Because The Chinese Legal System Relating To Foreign Investment And Foreign Operations Such As Bonso's Is Evolving And The Application Of Chinese Laws Is Uncertain.  The legal system of China relating to foreign investments is continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances.  The Chinese legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which decided legal cases have little precedential value.  In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  Legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investment in China.  Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent.  The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.  Further, various disputes may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.  Continued uncertainty relating to the laws in China and the application of the laws could have a material adverse effect upon us and our operations in China.
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
If Our Factories Were Destroyed Or Significantly Damaged As A Result of Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected.  All of our products are manufactured at our manufacturing facilities located in Xinxing, Guangdong, China.  Fire-fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $33 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings.  We do not maintain business interruption insurance.  Investors are cautioned that material damage to, or the loss of, our factories due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.
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

Enforcement Of The Labor Contract Law, Minimum Wage Increases And Future Changes In The Labor Laws In China May Result In The Continued Increase In Labor Costs. On June 29, 2007, the Standing Committee of the National People's Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions.  In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practices do not, or will not, violate the Labor Contract Law and other labor-related regulations. Between the fiscal years ended March 31, 2010 and 2014, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate.  In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for our labor in Shenzhen from RMB 1,100 (or approximately $162) per month to RMB 1,320 (or approximately $206) per month beginning April 1, 2011.  The minimum wage was increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012.  The minimum wage in Shenzhen was increased to RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and later to RMB 1,808 (or approximately $293) per month beginning February 1, 2014. We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facilities without substantially increasing our non-production salaries and related costs.  If we are subject to severe penalties or incur significant liabilities in connection with the enforcement of the Labor Contract Law, disputes or investigations, our business and results of operations may be adversely affected.  We started hiring workers to work in our Xinxing factory during the fiscal year ended March 31, 2013.  The minimum wage at Xinxing was RMB 1,010 (or approximately $160) beginning May 1, 2013. Any future changes in the labor laws in the PRC could result in our having to pay increased labor costs.  There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.
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
Risk Factors Relating to Our Business
We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue.  If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted.  We have relied upon three customers for a significant portion of our sales.  During the fiscal years ended March 31, 2012, 2013 and 2014,these three customers accounted for approximately 81%, 83% and 87% of sales, respectively.  During the fiscal year ended March 31, 2014, 45% of our sales were to a single customer (52% during the fiscal year ended March 31, 2013).  We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue.  The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

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
Since certain of our products are used in applications that are integral to our customers' businesses, errors, defects or other performance problems could result in financial or other damages to our customers, which would likely result in adverse effects upon our business with these customers.  If we were involved in any product liability litigation, even if it were unsuccessful, it would be time-consuming and costly to defend.  Further, our product liability insurance may not be adequate to cover claims.
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
Our Customers Are Dependent On Shipping Companies For Delivery Of Our Products, And Interruptions To Shipping Could Materially And Adversely Affect Our Business And Operating Results.  Typically, we sell our products either F.O.B. Hong Kong, or Yantian (Shenzhen) or Nansha (Guangzhou), and our customers are responsible for the transportation of products from Hong Kong, or Yantian (Shenzhen) or Nansha (Guangzhou) to their final destinations.  Our customers rely on a variety of carriers for product transportation through various world ports.  A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results.  Similarly, an increase in freight surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.
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
Certain Subsidiaries Of The Company Received On-going Enquiries From The Local Tax Authorities During The Year.  If The Subsidiaries Were Finally Held Liable For Such Additional Taxation, Our Consolidated Net Income And The Value Of Your Investment Could Be Substantially Reduced.  During the fiscal years ended March 31, 2012, 2013 and 2014, certain of our subsidiaries were, and continue to be, subject to enquiries from the local tax authorities. In accordance with Accounting Standards Codification 740 "Income Taxes", the Company recorded a provision of approximately $2,595,000 in relation to uncertain tax positions as of April 1, 2007.  The assessment is subject to final determination by the local tax authorities and may be different from what we have recorded as a provision.  As such, there can be no assurance that the inquiry will not result in the imposition of additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations.  According to the requirement from the local tax authorities, the Company has purchased tax reserve certificates for approximately $1,710,000 for the fiscal years in review, for the potential payment to the tax authority.
Contractual Arrangements We Have Entered Into Among Us And Our Subsidiaries May Be Subject To Scrutiny By The Respective Tax Authorities, And A Finding That Bonso And Its Subsidiaries Owe Additional Taxes Could Substantially Reduce Our Consolidated Net Income And The Value Of Your Investment. We could face material and adverse tax consequences if the respective tax authorities determine that the contractual arrangements among our subsidiaries and Bonso do not represent an arm's length price and adjust Bonso's, or any of its subsidiaries', income in the form of a transfer pricing adjustment.  Bonso did not consider it necessary to make tax provision in this respect.  However, there can be no assurance that the assessment performed by the local tax authorities will result in the same position.  A transfer pricing adjustment could, among other things, result in a reduction, for tax purposes, of expense deductions recorded by Bonso or any of its subsidiaries, which could in turn increase its tax liabilities.  In addition, the tax authorities may impose late payment fees and other penalties on our affiliated entities for underpaid taxes.  Our consolidated net income may be materially and adversely affected if our affiliated entities' tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Increased Prices For Raw Materials May Have A Negative Impact Upon Us.  The price level of raw materials remained stable in the fiscal year ended March 31, 2014, compared to that in the fiscal year ended March 31, 2013. However, we experienced increased costs of component parts due to the increase in the price of oil used in the production of components such as plastic resin, steel and other raw materials during fiscal year ended March 31, 2012.   If oil prices continue to increase in the future, it will likely result in an increase in the costs of components to us, as well as an increase in our operating expenses, which may have a material adverse effect upon our business and results of operations.

We May Face An Increased Shortage Of Factory Workers.  During the fiscal year ended March 31, 2014, we reduced our full workforce in Shenzhen, PRC as we transferred all our operations to a new factory in Xinxing.  See "Employees" below.  We experienced difficulties in hiring enough factory workers in the Xinxing factory.  As a result, we have assigned subcontracting work to third parties to increase our overall production capacity. There can be no assurance that we will not experience an increased need for workers in China in the future or that we can adequately staff our new factory in Xinxing.  The inability to adequately staff our factories could have a material adverse impact on production, which could lead to delays in shipments or missed sales.  In the event that we have delayed or lost sales, we may need to deliver goods by air at our cost to ensure that our products arrive on time, which would likely result in an increase in air freight costs and vendor fines and could result in missed sales, any of which could have a material adverse effect upon our business and our results from operations.

Recent Changes In The PRC's Labor Law Could Penalize Bonso If It Needs To Make Additional Workforce Reductions.  In June 2007, the National People's Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008.  It formalizes workers' rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an "open-ended employment contract" with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts.  An "open-ended employment contract" is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer's rules and regulations, or for a serious dereliction of duty.  Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China's Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations.  Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau.  During the fiscal year ended March 31, 2014, we paid severance payment of $1,194,000 for reducing our full workforce in Shenzhen, PRC as we moved our operations to the new factory in Xinxing, and the accumulated provision was $156,000 as of March 31, 2014. (2013: $743,000). This accrued severance payment allowance is reviewed every year.  We may incur much higher costs under China's labor laws if we are forced to downsize again, and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

We Face Increasing Competition In Our Industry And May Not Be Able To Successfully Compete With Our Competitors.  Our business is in an industry that is becoming increasingly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have.  As a result, we may be unable to compete successfully with these competitors.  We compete with scale manufacturers in the Far East, the United States, and Europe.  We believe that our principal competitors in the scale are other original equipment manufacturer ("OEM") and original design manufacturer ("ODM") manufacturers, and all companies engaged in the branded, ODM and OEM business.  The scale market is highly competitive, and we face pressures on pricing and lower margins, as evidenced by the decline in margins that we have experienced with our scale products.  Lower margins may affect our ability to cover our costs, which could have a material negative impact on our operations and our business.

We Are Controlled By Our Management, Whose Interests May Differ From Those Of The Other Shareholders.   As of June 30, 2014, Mr. Anthony So, our founder and Chairman, beneficially owns approximately 40.9% of the issued shares of our common stock or 43.5% of the shares entitled to vote after eliminating 330,736 shares held as treasury stock ("Treasury Stock"). Andrew So, our Chief Operating Officer and President, owns approximately 4.5% of the issued shares of our common stock or 4.8% of the shares entitled to vote after eliminating Treasury Stock. Albert So, our Chief Financial Officer owns approximately 1.8% of the issued shares of our common stock or 1.9% of the shares entitled to vote after eliminating Treasury Stock. The record ownership of Mr, Anthony So, Mr. Andrew So and Mr. Albert So aggregates 50.2% of the shares entitled to vote. The other directors of the Company own 3.5% of the issued shares of our common stock or 3.7% of the shares entitled to vote. Accordingly, the existing management and directors of the Company can vote in the aggregate 53.9% of the shares entitled to vote. As a result, the current directors and management of the Company are in a position to elect the board of directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities.  The current directors and management may be able to prevent or cause a change in control of the Company.  We also may be prevented from entering into transactions that could be beneficial to us without the current director's and management's consent.  The interest of our largest shareholders may differ from the interests of other shareholders. There are no agreements, understandings or commitments among the members of the Board to vote their shares in any specific manner or to vote collectively for or against any matter that may come before the shareholders.
We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements. We are responsible for establishing and maintaining adequate internal control over our financial reporting, as required by Rule 13a-15 under the Securities Exchange Act of 1934. As disclosed in Item 15 Controls and Procedures, we have in conjunction with our independent auditors identified certain material weaknesses in our internal control over financial reporting related to our financial closing, the conduct of our year end inventory count, the lack of trained accounting personnel, the entry of certain transactions into the accounting records on a timely basis, and the approval of loans to an officer and director.
A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2014, based on criteria set forth by the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
As discussed in Item 15, we are actively engaged in developing and implementing remediation plans designed to address these material weaknesses, however the material weaknesses will not be remediated until the necessary controls have been implemented and are determined to be operating effectively. We do not know the specific time frame needed to fully remediate the material weaknesses identified. We cannot assure you that our efforts to fully remediate these internal control weaknesses will be successful or that similar material weaknesses will not recur. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results.
Notwithstanding the identified material weaknesses, management believes the consolidated financial statements included in this Annual Report on Form 20-F fairly present in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

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
There Are Inherent Uncertainties Involved In Estimates, Judgments And Assumptions Used In The Preparation Of Financial Statements In Accordance With U.S. GAAP. Any Changes In Estimates, Judgments And Assumptions Could Have A Material Adverse Effect On Our Business, Financial Position And Results Of Operations. The consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to changes in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operation.
Compliance Costs With The Securities Laws The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), The Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), And Other Regulatory Initiatives Will Increase Our Costs Changes in corporate governance practices due to the Dodd-Frank Act and the Sarbanes-Oxley Act, changes in the continued listing rules of the NASDAQ Stock Market, new accounting pronouncements and new regulatory legislation, rules or accounting changes have increased our cost of being a U.S. public company and may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have made some activities more time-consuming and have increased financial compliance and administrative costs for public companies, including foreign private issuers like us. In addition, any future changes in regulatory legislation, rules or accounting may cause our legal and accounting costs to further increase. In addition, these new rules and regulations require increasing time commitments and resource commitments from our company, including from senior management. This increased cost could negatively impact our earnings and have a material adverse effect on our financial position results of operations. Further, the new rules may increase the expenses associated with our director and officer liability insurance.
We Inadvertently Violated Sarbanes-Oxley Section 402 and Section 13(k) Of The Securities Exchange Act And May Be Subject To Sanctions For Such Violations.  Section 13(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") provides that it is unlawful for a company such as ours, which has a class of securities registered under Section 12(b) of the Exchange Act to, directly or indirectly, including through any subsidiary, extend or maintain credit in the form of a personal loan to or for any director or executive officer of the company. Issuers violating Section 13(k) of the Exchange Act may be subject to civil sanctions, including injunctive remedies and monetary penalties, as well as criminal sanctions. The imposition of any of such sanctions on the Company may have a material adverse effect on our business, financial position, results of operations or cash flows.

During the fiscal year ended March 31, 2014, we made loans aggregating approximately $1,052,000 to our Chairman and Chief Executive Officer Anthony So. Management believed at the time that the loans were made that these loans were permissible and did not violate Section 13(k) of the Exchange Act, because Mr. So would be able to repay the full amount by foregoing his salary and accrued annual leave payments until the loans had been paid in full.

We advanced the funds to Mr. So on two separate occasions, and Mr. So directed that his salary payments and accrued annual leave payments be used to offset the amounts that we loaned to him. In addition, Mr. Albert So and Mr. Andrew So, who are officers and directors of the Company, directed the Company to use their accrued annual leave payments to partially satisfy the amounts due to the Company from Mr. Anthony So. On March 31, 2014, the amount due to the Company from Mr. So was $166,157. On August 7, 2014, Mr. So paid $166,157 to the Company to fully repay the amounts loaned to him. The loans were non-interest bearing. See "Major Shareholders and Related Party Transactions."

Notwithstanding Mr., Anthony So's repayment in full of the loans made to him, those loans constitute a violation of Section 13(k) of the Exchange Act and Section 402(a) of Sarbanes-Oxley.

As a result of this inadvertent violation, the Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Company. The policy provides that "The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company."
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
Our Results Could Be Affected By Changes In Currency Exchange Rates.  Changes in currency rates involving the Hong Kong Dollar or Chinese Renminbi could increase our expenses.  During the fiscal years ended March 31, 2012, 2013 and 2014, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $703,000, $261,000 and $444,000, respectively.  Generally, our revenues are collected in United States Dollars.  Our costs and expenses are paid in United States Dollars, Hong Kong Dollars, and Chinese Renminbi.  We face a variety of risks associated with changes among the relative value of these currencies.  Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations.  If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected.  In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations.  If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union.  This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world.  If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

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
Further, we may be notified that we are infringing patents, trademarks, copyrights or other intellectual property rights owned by other parties.  In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses.  We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all.  Any litigation, even without merit, could result in substantial costs and diversion of resources and could have a material adverse effect on our business and results of operations.
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

Certain Legal Consequences of Foreign Incorporation and Operations
Judgments Against The Company And Management May Be Difficult To Obtain Or Enforce.  We are a holding corporation organized as an International Business Company under the laws of the British Virgin Islands ("BVI"), and our principal operating subsidiaries are organized under the laws of Hong Kong and the laws of the PRC.  Our principal executive offices are located in Hong Kong and the PRC.  Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of United States federal securities laws.  In addition, most of our officers and directors reside outside the United States, and the assets of these persons are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon these persons or to enforce against the Company or these persons judgments predicated upon the liability provisions of United States federal securities laws.  Our Hong Kong counsel and our British Virgin Islands counsel have advised that there is substantial doubt as to the enforceability against us or any of our directors or officers in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of United States federal securities laws.
No treaty exists between Hong Kong or the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due if:
●	the judgment is for a liquidated amount in a civil matter;
●	the judgment is final and conclusive;
●
the judgment is not, directly or indirectly, for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given);

●	the judgment was not obtained by actual or constructive fraud or duress;
●	the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands;
●	the proceedings in which the judgment was obtained were not contrary to natural justice (i.e. the concept of fair adjudication);
●	the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands;
●	the person against whom the judgment is given is subject to the jurisdiction of a foreign court; and
●
the judgment is not on a claim for contribution in respect of damages awarded by a judgment, which fall under Section 7 of the Protection of Trading Interests Ordinance, Chapter 7 of the Laws of Hong Kong.

Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors' rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

Because We Are Incorporated In The British Virgin Islands, You May Not Have The Same Protections As Shareholders Of U.S. Corporations.  We are organized under the laws of the British Virgin Islands.  Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from, and may not be as protective of shareholders as, those that would apply if we were incorporated in a jurisdiction within the United States.  Our directors have the power to take certain actions without shareholder approval, including amending our Memorandum or Articles of Association, which are the terms used in the British Virgin Islands for a corporation's charter and bylaws, respectively, and approving certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations and the sale or transfer of assets.  In addition, there is doubt that the courts of the British Virgin Islands would enforce liabilities predicated upon United States federal securities laws.
Future Issuances Of Preference Shares Could Materially And Adversely Affect The Holders Of Our Common Shares Or Delay Or Prevent A Change Of Control.  Our Memorandum and Articles of Association provide the ability to issue an aggregate of 10,000,000 shares of preferred stock in four classes.  While no preferred shares are currently issued or outstanding, we may issue preferred shares in the future.  Future issuance of preferred shares could materially and adversely affect the rights of the holders of our common shares, dilute the common shareholders' holdings or delay or prevent a change of control.

Our Shareholders Do Not Have The Same Protections Or Information Generally Available To Shareholders Of U.S. Corporations Because The Reporting Requirements For Foreign Private Issuers Are More Limited Than Those Applicable To Public Corporations Organized In The United States.  We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").  We are not subject to certain provisions of the Exchange Act applicable to United States public companies, including:  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less).  Because we are not subject to these rules, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.
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
Effective as of May 1,2001 we acquired 100% of the equity of Korona Haushaltswaren GmbH & Co. KG, a limited liability partnership registered in Germany ("Korona").Korona markets consumer scale products throughout Europe to retail merchandisers and distributors.  These products feature contemporary designs using the latest materials and attractive packaging.  Effective March 31, 2009, we sold assets of Korona to Beurer GmbH, including inventories, accounts receivable, toolings and intellectual property rights.  Korona completed its liquidation in February 2012.
Effective as of August 1, 2002, we acquired 51% of the equity of Gram Precision Scales Inc. ("Gram Precision").  Gram Precision was primarily engaged in the distribution and marketing of pocket scales in the United States, Canada and Europe.  Effective November 1, 2008, we sold our 51% of the equity of Gram Precision to Mohan Thadani, the founder of Gram Precision.
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

Our principal capital expenditures on property, plant and equipment over the last three years are set forth below:
	2012	2013	2014
Property plant & equipment and land use rights	$3,415,000	$1,412,000	$2,898,000

Our capital expenditures include construction-in-progress and the purchase of machinery used in the production of certain of our products.
All of the foregoing capital expenditures were financed principally from internally generated funds, except for two motor vehicles purchased with capital leases.
Business Overview
Bonso Electronics International Inc. designs, develops, produces and sells electronic sensor-based and wireless products for private label original equipment manufacturers (individually "OEM" or, collectively, "OEM's"), original brand manufacturers (individually "OBM" or, collectively, "OBM's") and original design manufacturers (individually "ODM" or, collectively, "ODM's").
Since 1989, we have manufactured all of our products in China in order to take advantage of the lower overhead costs and competitive labor rates.  We began production in Xinxing factory during the fiscal year ended March 31, 2013.  We moved all production processes from our Shenzhen factory to the Xinxing factory during the fiscal year ended March 31, 2014, and we rented out the old Shenzhen factory to a third party as a source of rental income.

Products
Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 95% of revenue for the fiscal year ended March 31, 2012, 90% for 2013 and 95% for 2014.  We believe that our bathroom and industrial scales will continue to be a major portion of our scales revenue as we are able to secure orders from our major customers.
The Company has begun to produce certain electrical pet care products, including a bark control device.  These products accounted for 4% of revenue for the fiscal year ended March 31, 2014 (2013: 8%, 2012:3%).
We also receive revenue from certain customers for the development and manufacture of tooling and molding for scales and pet electronics products.  Generally, these tools and moulds are used by us for the manufacture of products.  We also generate some sales of scrap materials.  These revenues accounted for approximately 2% of net sales for the fiscal years ended March 31, 2012, 2% for 2013 and 1% for 2014.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2012, 2013, and 2014:
	Year ended March 31,
Product Line	2012	2013	2014
Scales	95%	90%	95%
Pet Electronics Products	3%	8%	4%
Others	2%	2%	1%
Total	100%	100%	100%

Business Strategy

We believe that our future growth depends upon our ability to strengthen our customer base by enhancing and diversifying our products, increasing the number of customers and expanding into additional markets while maintaining or increasing sales of our products to existing customers, and focusing upon the production and sale of higher margin products and eliminating or decreasing manufacture and sale of lower margin products.  Our future growth and our ability to become profitable are also dependent upon our ability to control production costs and increase production capacity.  Our strategy to achieve these goals is as follows:
Product Enhancement And Diversification.  We continually seek to improve and enhance our existing products in order to provide a longer product life-cycle and to meet increasing customer demands for additional features.  Our research and development staff are currently working on a variety of projects to enhance our existing scale products and in the postal scale/meter area.  Further, we are developing certain electrical pet care products.  See "Products, Research and Development/Competition" below.
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

Controlling Production Costs.  In 1989, recognizing that labor cost was a major factor permitting effective competition in the consumer electronic products industry, we relocated all of our manufacturing operations to China to take advantage of the large available pool of lower-cost manufacturing labor.  Continuing this approach and recognizing that labor costs are significantly lower in Xinxing than in Shenzhen, we moved all of our manufacturing from Shenzhen to Xinxing, and we expect to realize a reduction in our labor costs as a result. In addition, we have continued to shift production and manufacturing of various parts and components to third party suppliers, including plastic injection molded parts and metal parts. In some cases, we have entered into agreements with third parties in which they lease our equipment from us, and then manufacture parts and components that we use in assembling our final products. Those third parties provide the workers and supervisors, and the necessary raw materials. We lease our machinery or equipment, our dormitory facilities for their workers and supervisory staff, and our meals or cafeteria services for the third party's workers and staff. There are other third party contactors that utilize their own equipment and their own facilities in manufacturing specific components or parts for us.
We are actively seeking to control production costs by such means as redesigning our existing products in order to decrease material and labor costs, controlling the number of our employees, increasing the efficiency of workers by providing regular training and tools and redesigning the flow of our production lines.
Increasing Production Capacity.  In November 2006, Bonso entered into a land purchase agreement to acquire 133,500 square meters of land use right for future expansion in Xinxing, China.  We have completed construction of the new manufacturing facility and moved all manufacturing operations from Shenzhen to Xinxing. Currently, we are completing construction of the Group's office building on the Xinxing site, and expect to complete it before the end of this fiscal year. We intend to carefully monitor our capacity needs and to expand capacity as necessary in the future.
Increased Focus Upon Manufacturing and Selling Higher Margin Products and the Elimination or Decrease in the Production and Sale of Lower Margin Products.  In seeking to return to profitability, we have analysed our product mix and concluded that we are most likely to return to profitability if we eliminate the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. We have been in discussions with our largest customer for these low margin electronic scale products and advised that without substantial price increases, we will not be in position to continue manufacturing these products in the calendar year beginning January 1, 2015. That customer did not agree to the price increases that we requested, and is in the process of shifting this business to alternative suppliers. We are optimistic that this will result in improved profitability for the Group.

Customers and Marketing
We sell our products primarily in the United States and Europe.  Customers for our products are primarily OEM's, OBM's and ODM's which market the products under their own brand names.  We continue to market our products to OEM's, OBM's and ODM's at trade shows and via e-mail, our website and facsimile.
Net export sales to customers by geographic area constituting 10% or more of total sales of the Company, consisted of the following for each of the three years ended March 31, 2012, 2013 and 2014.

Year ended March 31:
	2012		2013		2014
	$ in thousands	%	$ in thousands	%	$ in thousands	%
United States of America	19,940	75	23,804	78	25,203	81
Germany	4,985	18	5,121	17	4,688	15
Total	24,925		28,925		29,891

We maintain a marketing and sales team of six people.  Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customers' specific needs.  We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and our sales representatives and through the use of direct mail catalogues and product literature.  During the fiscal years ended March 31, 2012, 2013 and 2014, we recorded total commission payments of approximately $4,000, $1,000 and $2,000, respectively.  In addition, our marketing teams contact existing and potential customers by telephone, mail and facsimile and in person.

Our major sensor-based electronic scale products customers and their percentage of sales for the prior three fiscal years are below:

Percent of Sales – Year ended March 31:
Electronics Sensor Customers	2012	2013	2014
Customer A	66%	52%	45%
Customer B	1%	18%	33%
Customer C	14%	13%	9%

Component Parts and Suppliers
We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components.  We purchase components for our products primarily from suppliers in Japan, Taiwan, South Korea, Hong Kong and China.
The price of oil and other raw materials increased during the fiscal years ended March 31, 2011 and 2012 resulting in an increase of our component part prices.  We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier and allowing for longer delivery lead times.  Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.  The price level of raw materials remained stable in the fiscal year ended March 31, 2014, compared to that in the fiscal year ended March 31, 2013.

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

ISO 9001 is one of the ISO 9000 series of quality system standards developed by the International Organization for Standardization, a worldwide federation of national standards bodies.  ISO 9001 provides a model for quality assurance (and continuous improvement) in product development, manufacturing, installation and servicing that focuses on meeting customer requirements.  We had ISO 9001:2000 certification from Det Norske Veritas Certification B.V., the Netherlands for our Shenzhen factory. We intend to obtain ISO 9001: certification for our new Xinxing subsidiary and our Xinxing manufacturing facility.
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
Product Research and Development
The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEM's, OBM's and ODM's.  We believe our engineering and product development capabilities are important to the future success of our business.  As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications.  Some of our product design, research and development activities are customer funded and are under agreements with specific customers for specific products.  To reduce costs, we conduct our research and development at our facilities in China.  We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong.  At March 31, 2014, we employed 24 individuals in Hong Kong and China for our engineering staff, who are at various times engaged in research and development.  The major responsibility of the product design and research and development personnel is to develop and produce designs of scales products to the satisfaction of, and in accordance with, the specifications provided by the ODM's and OEM's.  We anticipate hiring additional research and development personnel to meet the increased demand for scale products.

Competition
The manufacture and sale of electronic sensor-based and wireless products is highly competitive.  Competition is primarily based upon unit price, product quality, reliability, product features and management's reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement.  There can be no assurance that we will enjoy the same degree of success in these efforts in the future.  Research and development expenses aggregated approximately $312,000 during the fiscal year ended March 31, 2012, $396,000 during the fiscal year ended March 31, 2013 and $366,000 during fiscal year ended March 31, 2014.
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

Transportation
Typically, we sell products either F.O.B. Hong Kong, Yantian (Shenzhen) or Nansha (Guangzhou), which means that our customers are responsible for the transportation of finished products from Hong Kong, Yantian (Shenzhen) or Nansha (Guangzhou) to their final destination.  Transportation of components and finished products to and from the point of shipment is by truck.  To date, we have not been materially affected by any transportation problems.  However, transportation difficulties affecting air cargo or shipping, such as an extended closure of ports that materially disrupts the flow of our customers' products into the United States, could materially and adversely affect our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incurred pending resolution of the problems causing the port closures.

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

Organizational Structure
We have two wholly-owned Hong Kong subsidiaries, Bonso Electronics Limited ("BEL") and Bonso Advanced Technology Limited ("BATL").  Both BEL and BATL were organized under the laws of Hong Kong and are responsible for the design, development, manufacture and sale of our products.
BEL has one active Hong Kong subsidiary, Bonso Investment Limited ("BIL").  BIL was organized under the laws of Hong Kong and has been used to acquire and hold our investment properties in Hong Kong and China.
BEL also has one active PRC subsidiary, Bonso Electronics (Shenzhen) Company, Limited ("BESCL"), which is organized under the laws of the PRC and is used to manufacture our products up to January 2014.   BESCL has leased its factory to a third party from August 2013 to August 2019, and will receive a monthly rental income of approximately $104,000 until August 2016, and will increase to approximately $114,000 from August 2016 to August 2019.
BATL has three active PRC subsidiaries, Bonso Advanced Technology (Xinxing) Company, Limited ("BATXXCL"), which is organized under the laws of the PRC and is used to acquire and hold our new manufacturing facility that is being constructed in Xinxing, Guangdong, China, Xinxing An Bang Metal and Plastic Manufacturing Company Limited ("ANB"), in Xinxing, Guangdong, PRC, for hiring workers for assembly of scales and pet electronics products, and Bonso Technology (Shenzhen) Company Limited ("BTL"), in Shenzhen, PRC, to provide product design and distribution services for the Group.
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
China
Our Shenzhen factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China.  This factory consists of one factory building, which contain approximately 186,000 square feet, two workers' dormitories, containing approximately 103,000 square feet, a canteen and recreation center of approximately 26,000 square feet, an office building, consisting of approximately 26,000 square feet, and two staff quarters for our supervisory employees, consisting of approximately 34,000 square feet, for a total of approximately 375,000 square feet.  The Group entered into a rental agreement in June 2013 to rent out the Shenzhen factory to a third party from August 2013 to August 2019, and will receive a monthly rental income of approximately $104,000 until August 2016, and will increase to approximately $114,000 from August 2016 to August 2019.

We also own one residential property in Shenzhen, which is located at Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China.  It consists of approximately 1,591 square feet and is rented to an unaffiliated third party for an aggregate monthly rental of RMB 2,300, or approximately $371.
We also own two office units in Beijing, namely Units 12 and 13 on the third floor, Block A of Sunshine Plaza in Beijing, China.  Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet.  One Unit is rented to an unaffiliated third party for an aggregate monthly rental of approximately RMB 11,424, or approximately $1,843, while the other unit is rented to another unaffiliated third party for an aggregate monthly rental of approximately RMB 9,000 or approximately $1,452.
Our Xinxing factory is located in Xinxing High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong, China.  This factory land area is 1,448,000 square feet, with one factory building consisting of 225,000 square feet, one warehouse consisting of 62,000 square feet, and three dormitories consisting of 85,000 square feet in total.  We are currently constructing an office building on our land in Xinxing.  We expect to complete construction by the end of this fiscal year, and the building has 49,000 square feet.
Adequacy of Facilities
We believe our manufacturing complexes will be adequate for our reasonably foreseeable needs.
Item 4A.  Unresolved Staff Comments
Not Applicable to Bonso.

Item 5.  Operating and Financial Review and Prospects
The following discussion and analysis should be read in conjunction with Item 3. – "Key Information – Selected Financial Data" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.
Overview
During the fiscal year ended March 31, 2014, the Company experienced increased revenues.  Our overall sales increased due to higher demand for our products.
We derive our revenues principally from the sale of sensor-based scales manufactured in China, which represent 95% of total sales for the fiscal year ended March 31, 2014.  As mentioned in Item 3. – "Key Information – Risk Factors," we are dependent upon a limited number of major customers for a significant portion of our revenues.  Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers.  Further, the pricing of our scale products is becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed approximately 96% of our revenue during the fiscal year ended March 31, 2014.

During the fiscal year ended March 31, 2012, net sales from continuing operations were approximately $26,682,000, and net loss was approximately $902,000.  During the fiscal year ended March 31, 2013, net sales from continuing operations were approximately $30,386,000, and net loss was approximately $754,000. During the fiscal year ended March 31, 2014, net sales from continuing operations were approximately $31,305,000, and net loss was approximately $221,000.
Labor costs per worker are increasing in China.  In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for our labor in Shenzhen from RMB 1,320 (or approximately $206) per month beginning April 1, 2011, to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, and then to RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and then to RMB 1,808 (or approximately $293) per month beginning February 1, 2014 in Shenzhen, PRC.  The minimum wage was RMB 1,010 (or approximately $164) per month in Xinxing, Guangdong, PRC beginning May 1, 2013.  We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facilities without substantially increasing our non-production salaries and related costs.  Our labor costs represented approximately 14.5% of our total production costs in the fiscal year ended March 31, 2014, compared to 15.8% in the fiscal year ended March 31, 2013.  However, the total labor costs increased from approximately $4,004,000 in the fiscal year ended March 31, 2013, to approximately $4,151,000 in the fiscal year ended March 31, 2014. The increase in overall labor costs was the result of severance payment made to the terminated workers of Shenzhen factory as we transferred production processes from our Shenzhen factory to our Xinxing factory.  We started hiring workers to work in our Xinxing factory during the fiscal year ended March 31, 2013. There can be no assurance that labor costs will not further increase or that any additional increase in labor costs will not have a material adverse effect upon our results of operations.
We have continued to shift production and manufacturing of various parts and components to third party suppliers, including plastic injection molded parts and metal parts. In some cases, we have entered into agreements with third parties in which they lease our equipment from us, and then manufacture parts and components that we use in assembling our final products. Those third parties provide the workers and supervisors, and the necessary raw materials. We lease our machinery or equipment, our dormitory facilities for their workers and supervisory staff, and our meals or cafeteria services for the third party's workers and staff. There are other third party contractors that utilize their own equipment and their own facilities in manufacturing specific components or parts for us.
We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future.  Prices of raw materials increased during the fiscal year ended March 31, 2011, but did not vary significantly during the fiscal years ended March 31, 2012, 2013 and 2014.  There can be no assurance that raw material costs will not fluctuate or that any additional increase in raw material costs will not have a material adverse effect upon our results of operations.

In seeking to return to profitability, we have analysed our product mix and concluded that we are most likely to return to profitability if we eliminate the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. We have been in discussions with our largest customer for these low margin electronic scale products and advised that without substantial price increases we will not be in position to continue manufacturing these products in the calendar year beginning January 1, 2015. That customer did not agree to the price increases that we requested, and is in the process of shifting this business to alternative suppliers. We are optimistic that this will result in improved profitability for the Group.
Operating Results
The following table sets forth selected income data as a percentage of net sales for the periods indicated:
	Fiscal Year Ended March 31,
Statement of Operations Data	2012	2013	2014
	%	%	%
Net sales	100.0	100.0	100.0
Cost of sales	(85.4)	(83.1)	(91.5)
Gross profit	14.6	16.9	8.5
Selling expenses	(1.0)	(0.9)	(1.2)
Salaries and related costs	(9.5)	(8.6)	(9.5)
Research and development expenses	(1.2)	(1.3)	(1.2)
Administration and general expenses	(9.3)	(7.9)	(9.5)
Gain from disposal of subsidiary	5.4	-	-
Other income	0.4	0.5	2.3
Gain on disposal of property, plant and equipment	0.1	0.0	11.5
(Loss) / profit from operations	(0.5)	(1.3)	0.9
Interest income	0.0	0.0	0.2
Interest expenses	(0.3)	(0.2)	(0.4)
Foreign exchange loss	(2.6)	(0.9)	(1.4)
Loss before income taxes	(3.4)	(2.4)	(0.7)
Income tax expenses	(0.0)	(0.1)	(0.0)
Net loss	(3.4)	(2.5)	(0.7)

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013
Net Sales.  Our sales increased approximately $919,000, or 3.0%, from approximately $30,386,000 for the fiscal year ended March 31, 2013 to approximately $31,305,000 for the fiscal year ended March 31, 2014.  The increase in sales was primarily due to an increased demand for our electronic scales products.
Gross Profit.  Gross profit as a percentage of revenue decreased to approximately 8.5% during the fiscal year ended March 31, 2014, as compared to approximately 16.9% during the fiscal year ended March 31, 2013.  The lower gross margin was primarily the result of the increased labor costs due to termination of all direct labor in our Shenzhen factory during the transfer of production processes to our Xinxing factory, and for an increase in subcontracting costs for subcontracting work to third parties during our loss of production capacity during the transfer.  In addition, we incurred approximately $307,000 more in carriage inward during the fiscal year ended March 31, 2014 for the transfer of production processes to the Xinxing factory.
Selling Expenses.  Selling expenses increased by approximately $121,000 from approximately $268,000 for the fiscal year ended March 31, 2013 to approximately $389,000 for the fiscal year ended March 31, 2014, or 45%.  The increase was the result of increased air shipments due to delay in delivery of our products, due to insufficient workers employed after we moved all production to the Xinxing factory.
Salaries And Related Costs.  Salaries and related costs increased by approximately $356,000, or 13.6%, from approximately $2,627,000 for the fiscal year ended March 31, 2013 to approximately $2,983,000 for the fiscal year ended March 31, 2014.  The increase in salaries and related costs was primarily the result of an increase in salary of staff in China in accordance with the increase in minimum wage, and severance payment to staff as a result of termination of all staff in our Shenzhen factory during the transfer of production processes to our Xinxing factory.
Research And Development.  Research and development expenses decreased approximately $30,000, or 7.6%, from approximately $396,000 for the fiscal year ended March 31, 2013 to approximately $366,000 for the fiscal year ended March 31, 2014.  The decrease in research and development was primarily the result of decreased headcount of engineers in accordance with decreased projects during the fiscal year ended March 31, 2014.  Research and development expenses account for 1.2% of net revenue for the fiscal year ended March 31, 2014, and for 1.3% of net revenue for the fiscal year ended March 31, 2013.
Administration And General Expenses.
Administration and general expenses increased by approximately $562,000, or 23.4%, from approximately $2,402,000 for the fiscal year ended March 31, 2013 to approximately $2,964,000 for the fiscal year ended March 31,2014.  The increase is primarily attributable to an approximately $419,000 loss in fair value of forward contracts for the fiscal year ended March 31, 2014, compared to a $87,000 gain in fair value of forward contracts for the fiscal year ended March 31, 2013.

Other Income.  Other income increased approximately $563,000, or 341.2%, from approximately $165,000 for the fiscal year ended March 31, 2013 to approximately $728,000 for the fiscal year ended March 31, 2014.  The increase was primarily the result of the rental income generated from leasing the Shenzhen factory during the fiscal year ended March 31, 2014.
Gain on disposal of property, plant and equipment.  A gain of $3,595,000 for the disposal of property, plant and equipment related to the Shenzhen factory was recorded when we transferred all production process to the Xinxing factory and the Shenzhen factory was leased out for rental income.  There was a $2,000 gain on disposal of property, plant and equipment during the fiscal year ended March 31, 2013.
(Loss) / Profit From Operations.  As a result of the factors described above, income from operations increased by 173.2% from a loss of approximately $403,000 for the fiscal year ended March 31, 2013 to a profit of approximately $295,000 for the fiscal year ended March 31, 2014.
Interest Income.  Interest income increased to approximately $64,000 for the fiscal year ended March 31, 2014, as compared to approximately $7,000 for the fiscal year ended March 31, 2013, due to a deposit placed in high interest yield investment during the fiscal year ended March 31, 2014.
Interest Expense. Interest expense increased approximately $68,000, or 100.0%, from approximately $68,000 for the fiscal year ended March 31, 2013 to approximately $136,000 for the fiscal year ended March 31, 2014.  This increase was primarily the result of an increase in utilization of banking facilities including short term bank loan and bank overdraft during the fiscal year ended March 31, 2014.

Foreign Exchange Loss. Foreign exchange loss increased approximately $183,000, or 70.1%, from approximately $261,000 for the fiscal year ended March 31, 2013 to approximately $444,000 for the fiscal year ended March 31, 2014.  This increase was primarily the result of the fluctuation and appreciation of the Chinese Renminbi compared to the United States Dollar during the fiscal year ended March 31, 2014.
Income Tax Expense.  Income tax expense was $nil during the fiscal year ended March 31, 2014, as compared to $29,000 during the fiscal year ended March 31, 2013.
Net Loss.  As a result of the factors described above, net loss decreased from a loss of approximately $754,000 for the fiscal year ended March 31, 2013 to a loss of approximately $221,000 for the fiscal year ended March 31, 2014, a decrease in loss of approximately $533,000, or 70.7%.
Foreign Currency Translation Adjustments. Foreign currency translation adjustments, net of tax, increased from approximately $62,000 for the fiscal year ended March 31, 2013 to a gain of approximately $257,000 for the fiscal year ended March 31, 2014, a increase of approximately $195,000, or 314.5%.  The increased foreign currency translation adjustment, net of tax, was primarily the result of increased fluctuation of the Chinese Renminbi against the United States Dollar.
Comprehensive (Loss) / Income. As a result of the factors described above, comprehensive gain increased from a loss of approximately $692,000 for the fiscal year ended March 31, 2013 to an income of approximately $36,000 for the fiscal year ended March 31, 2014, an increase of approximately $728,000, or 105.2%.

Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012
Net Sales.  Our sales increased approximately $3,704,000, or 13.9%, from approximately $26,682,000 for the fiscal year ended March 31, 2012 to approximately $30,386,000 for the fiscal year ended March 31, 2013. The increase in sales was primarily due to an increased demand for our scales products.
Gross Profit.  Gross profit as a percentage of revenue increased to approximately 16.9% during the fiscal year ended March 31, 2013, as compared to approximately 14.6% during the fiscal year ended March 31, 2012.  The higher gross margin was primarily the result of the reduced labor costs due to increase in efficiency and transfer of production processes to our Xinxing factory.  Our labor costs represented approximately 15.8% of our total production costs in the fiscal year ended March 31, 2013, compared to 17.8% in the fiscal year ended March 31, 2012.
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

Administration And General Expenses.  Administration and general expenses decreased by approximately $90,000, or 3.7%, from approximately $2,492,000 for the fiscal year ended March 31,2012 to approximately $2,402,000 for the fiscal year ended March 31,2013.  The decrease is primarily attributable to the fact that for the fiscal year ended March 31, 2012, the Company paid approximately $565,000 to a bank under a bank guarantee that the Company had provided for Gram Precision, which was offset by significantly higher utility costs associated with the operation of two factories during the fiscal year ended March 31, 2013.
Gain from Liquidation of Subsidiary.  Since Korona was liquidated during the fiscal year ended March 31, 2012, the Company recorded a gain of approximately $1,448,000.  There was no gain from liquidation of a subsidiary during the fiscal year ended March 31, 2013.
Loss From Operations.  As a result of the factors described above, loss from operations increased by 244.4% from a loss of approximately $117,000 for the fiscal year ended March 31, 2012 to a loss of approximately $403,000 for the fiscal year ended March 31, 2013.
Interest Income.  Interest income remained at approximately $7,000 for the fiscal years ended March 31, 2013 and 2012.
Interest Expense. Interest expense decreased approximately $19,000, or 21.8%, from approximately $87,000 for the fiscal year ended March 31, 2012 to approximately $68,000 for the fiscal year ended March 31, 2013.  This decrease was primarily the result of an increase in utilization of factoring with lower interest rate during the fiscal year ended March 31, 2013.
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
Other Income.  Other income increased approximately $47,000, or 39.8%, from approximately $118,000 for the fiscal year ended March 31, 2012 to approximately $165,000 for the fiscal year ended March 31, 2013.  The increase was primarily the result of the increase in rental income and gain from forward contracts during the fiscal year ended March 31, 2013.

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
Impact of Inflation
We believe that inflation had an impact on our business during the fiscal years ended March 31, 2012, 2013 and 2014.  The minimum wage in Shenzhen, PRC, increased from RMB 1,100 (or approximately $162) per month beginning July 1, 2010 to RMB 1,320 (or approximately $206) per month beginning April 1, 2011, and was later increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, and to RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and then to RMB 1,808 (or approximately $293) per month beginning February 1, 2014. As a result, we believe that inflation will continue to increase our operating costs and cost of raw materials and have a significant impact upon us in the future.  We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production costs in order to keep pace with inflation.  Oil prices have been volatile in recent years.  If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations.  Further, the increase in labor costs and operating costs in the PRC had a material impact on our profitability.

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
On March 16, 2007, the Chinese government enacted a unified enterprise income tax law, or "EIT," which became effective on January 1, 2008.  Prior to the EIT, as a foreign invested enterprise, or "FIE," located in Shenzhen of the PRC, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, apart from those qualified as high-tech enterprises, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25% in year 2012 and afterward.
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
During the fiscal years ended March 31, 2012, 2013 and 2014, certain of our subsidiaries were, and continue to be, subject to inquiries from the local tax authorities. Upon the adoption of ASC 740 "Income Taxes", the Company recorded a provision of approximately $2,595,000 in relation to uncertain tax positions as of April 1, 2007. The assessment is subject to final determination by the local tax authorities and may be different from what we have recorded as a provision. As such, there can be no assurance that the inquiry will not result in imposing additional income tax expense on the Group, which could have a material adverse effect upon the Group and its results of operations. According to the requirement from the local tax authorities, the Company has purchased tax reserve certificates for approximately $1,710,000 for the fiscal years in review, for the potential payment to the tax authority.

Contractual arrangements we have entered into among us and our subsidiaries in different locations may be subject to scrutiny by respective tax authorities, and a finding against the Company and its subsidiaries may result in additional tax liabilities that could substantially reduce our consolidated net income.  We could face material and adverse tax consequences if respective tax authorities determine that the contractual arrangements among our subsidiaries and Bonso do not represent an arm's length price and adjust Bonso's or its subsidiaries' income.  Our consolidated net income may be materially and adversely affected if our affiliated entities' tax liabilities increase.
Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes.  Such dividends are not eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").  Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders.  You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.
In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

Foreign Currency Exchange Rates
We sell most of our products to international customers.  Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia.  Other markets are other European countries (such as the United Kingdom), Australia and Africa.  Sales to international customers are made directly by us to our customers.  We sell all of our products in United States Dollars and pay for our material components principally in United States Dollars and Hong Kong Dollars.  A very small portion of the components used are paid for in Japanese Yen.  Most factory expenses incurred are paid in Chinese Renminbi.  Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk previously arose from potential fluctuations in the Chinese Renminbi and a devaluation in United States Dollars.  For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year.  During the fiscal year ended March 31, 2014, we experienced a foreign currency loss of approximately $444,000.
A summary of our debts from our banking facilities utilized as at March 31, 2013 and 2014 which was subjected to foreign currency risk is as follows:
	March 31, 2013	March 31, 2014
	$ in thousands	$ in thousands

Hong Kong dollars	3,813	5,477

The amount above is due within one year.

Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar.  However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar.  China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange.  China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund's Articles of Agreement on December 1, 1996.  These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a "basket of currencies," which includes the United States Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB is allowed to move 0.3% on a daily basis against the United States Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%. On June 20, 2010, the PBOC announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate.  It is difficult to predict how this new policy may impact the RMB exchange rate.  As of July15, 2014, the RMB was valued at 6.17 per U.S. Dollar. There can be no assurance that these currencies will remain stable or will fluctuate to our benefit.
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

Operating activities generated approximately $245,000 of net cash for the fiscal year ended March 31, 2014, as compared to $593,000 of net cash used in operating activities during the fiscal year ended March 31, 2013.  This increase in the amount of cash generated by operating activities was primarily attributable to the decrease in net loss, decrease in trade receivables and increase in accrued charges and deposits as of March 31, 2014, when compared to that of March 31, 2013.

As of March 31, 2014, we had approximately $1,165,000 in cash and cash equivalents and fixed deposits maturing within a year, as compared to $2,154,000 in cash and cash equivalents and fixed deposits maturing within a year as of March 31, 2013.  Working capital at March 31, 2014 was approximately negative $3,769,000, as compared to negative $160,000 at March 31, 2013.  The decrease in working capital is the result of an increase in investing activities for a total of approximately $2,778,000 for acquisition of property, plant and equipment.  We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases.  We believe our working capital is sufficient for our present requirements.
As of March 31, 2014, we had approximately $2,480,000 in net trade receivables, as compared to $2,759,000 as of March 31, 2013.  This decrease of $279,000 was primarily attributable to increase in settlement from customers close to the end of the fiscal year, as compared to that of March 31, 2013.
As of March 31, 2014, we had approximately $7,545,000 in inventories, as compared to $5,460,000 as of March 31, 2013.  This increase of $2,085,000 was primarily attributable to a stock-up of raw materials during the production process transfer during the fiscal year ended March 31, 2014.
As of March 31, 2014, we had a total of approximately $12,940,000 in notes and accounts payable, as compared to $10,069,000 as of March 31, 2013.  The increase of $2,871,000 was primarily attributable to a stock-up of inventory during the production process transfer during the fiscal year ended March 31, 2014.
As of March 31, 2014, we had in place general banking facilities with one financial institution with amounts available aggregating approximately $10,698,000 (2013: $10,000,000).  Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans, long-term loans and financial instruments including forward contracts.  As of March 31, 2014, we had utilized approximately $5,477,000 from these general banking facilities.  Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association.  The bank credit facilities are collateralized by our bank guarantee and an investment property of the Company.  Our bank credit facilities are due for renewal annually.  We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year.  During the fiscal years ended March 31, 2013 and 2014, we paid a total of approximately $68,000 and $136,000, respectively, in interest on indebtedness for continuing operations.

Our current ratio decreased from 0.99 as of March 31, 2013 to 0.80 as of March 31, 2014.  Our quick ratio decreased from 0.60 as of March 31, 2013 to 0.39 as of March 31, 2014.
The minimum wage was increased to RMB 1,320 (or approximately $206) beginning April 1, 2011, and was later increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, and to RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and then to RMB 1,808 (or approximately $293) per month beginning February 1, 2014 in Shenzhen, PRC.  The minimum wage was RMB 1,010 (or approximately $164) per month beginning May 1, 2013 in Xinxing, Guangdong, PRC.   Our entire manufacturing operation had been moved to Xinxing during the fiscal year ended March 31, 2014, and management expects the overall labor costs will be reduced with the operation in Xinxing.

During the fiscal year ending March 31, 2015, we expect we will need to expend approximately $738,000 on the construction of an office building in Xinxing, China and leasehold improvement of an investment property in Hong Kong.

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

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2014:

		Payments due by Period
	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Notes payable and bank overdrafts and loans(1)(3)	$5,554	$5,554	$0	$0	$0
Operating leases	$386	$89	$183	$114	$0
Capital leases (3)	$98	$26	$51	$21	$0
Construction in Xinxing	$665	$665	$0	$0	$0
Leasehold improvement in Hong Kong	$73	$73	$0	$0	$0
Income tax liabilities (2)	$2,595	$0	$2,595	$0	$0
Total	$9,371	$6,407	$2,829	$135	$0

(1)  Represents amounts due within one year under our banking facilities agreement.
(2)  As a result of the adoption of ASC 740, the Company recognized an approximately $2,595,000 liability for unrecognized tax benefits, including penalities of approximately $994,000.  The Company assessed its tax position during the fiscal year ended March 31, 2014 and concluded that the same tax liability was carried forward.
(3) Includes interest payment.

For a discussion of interest rates on our notes payable and short-term loans, see "Item 11. - Qualitative and Quantitative Disclosures About Market Risk" below.
Critical Accounting Policies
The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements.  The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.  Based on this definition, our most critical policies include valuation of inventories, revenue recognition, impairment of long-lived assets and acquired intangible assets, allowance for trade receivables and income and deferred income taxes.
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

Valuation of Inventories
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

Impairment of Long-Lived Assets and Acquired Intangible Assets
Long-lived assets held and used by the Group and acquired intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset.  If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis.
Allowance for Trade Receivables
Allowance is made against trade receivables to the extent that collection is considered to be doubtful.  This allowance is primarily determined from our monthly aging analysis.  It also requires judgment regarding the collectability of certain receivables, as certain receivables may be identified as collectible that are subsequently uncollectible and which could result in a subsequent write-off of the related receivable to the statement of operations.  Most of the Company's trade receivables are generally unsecured, except for two customers with receivables covered by credit insurance.  To determine the necessity of a provision, the Company analyzes the age of the receivables and the customer's ability to pay based on past payment history, financial statements and various information of the customer.   Any change in the collectability of accounts receivable that were not previously provided for could significantly change the calculation of such provision and the results of our operations.
Income and Deferred Income Taxes
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

Trend Information
Although we are optimistic about our future in the manufacture and sale of sensor-based scales products, we are dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations.  As of March 31, 2014, our backlog of manufacturing orders was $6,707,000 as compared to $8,033,000 as of March 31, 2013.  We expect that the demand for our products will decrease in the fiscal year ending March 31, 2015, compared with that in the fiscal year ended March 31, 2014.
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
Recent Accounting Pronouncements
The new accounting pronouncements in the United States that may be relevant to the Group are as follows:
In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists".  The current practice in FASB ASC 740, "Income Taxes" does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The objective of this Update is to eliminate the diversity in practice in the presentation of unrecognized tax benefits.  This accounting standard update is effective for fiscal years, and interim within those years, beginning after December 15, 2013.  Early adoption is permitted.  The Company believes that its adoption of this Update will not have any material impact on its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"). ASU 2014-08 amends the definition of a discontinued operation and requires entities to provide additional disclosures for both discontinued operations and disposal transactions that do not meet the discontinued-operations criteria. It is effective for annual periods beginning on or after December 15, 2014. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers".  The objective of this Update is to remove inconsistencies and weaknesses in revenue requirements, and to simplify the preparation of financial statements by reducing the number requirements to which an entity must refer.  This accounting standard update is effective for fiscal years, and interim within those years, beginning after December 15, 2016.  Early adoption is not permitted.  The Company is currently evaluating the impact this Update will have on its consolidated financial statements.
Item 6.  Directors, Senior Management and Employees
Directors and Senior Management
Our board of directors and executive officers are listed below:
Name	Age	Position with Bonso
Anthony So	71	Chairman of the Board, Chief Executive Officer and Director, President and Treasurer

Andrew So	28	Director, Chief Operating Officer

Kim Wah Chung	56	Director of Engineering and Research and Development and Director

Woo-Ping Fok	65	Director

Henry F. Schlueter	63	Director and Assistant Secretary

Albert So	36	Director, Chief Financial Officer and Secretary

ANTHONY SO is the founder of Bonso.  He has been our Chairman of the Board of Directors since July 1988.  He was appointed as the Chief Executive Officer and President on November 16, 2006.  Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a Master degree in Business Administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994.  Mr. So has been Chairman of the Hong Kong GO Association since 1986 and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years.  Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.
ANDREW SO joined the Company in August 2009 and has been a director since February 25, 2012.  Mr. So currently holds the position of Chief Operating Officer and oversees the Company's daily operations.   Mr. So graduated with distinctions in 2008 from the University of Toronto, Canada, with a Bachelor of Commerce degree (BComm).  From 2008 to 2009, prior to his employment with the Company, Mr. So worked as a Derivatives Analyst at State Street Trust Company Canada, Toronto, Canada.  In July 2014, Mr. So completed the MBA Program of Hong Kong University of Science and Technology, and he will formally graduate in the Fall of 2014.
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

WOO-PING FOK was elected to our Board of Directors on September 21, 1994.  Mr. Fok has practiced law in Hong Kong since 1991 and is a Consultant with Messrs. C.K. Mok & Co.  Mr. Fok's major areas of practice include conveyancing and real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters.  Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada.  In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.
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
Anthony So, the Company's President, Chief Executive Officer and Chairman of the Board of Directors is the father of Andrew So, the Company's Chief Operating Officer, and Albert So, the Company's Chief Financial Officer.
No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer.  Our directors are elected annually and serve until their successors take office or until their death, resignation or removal.  The executive officers serve at the pleasure of the Board of Directors.

Compensation
The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2014 to all directors, former directors and officers as a group for services in all capacities was $1,355,000.  Total compensation for the benefit of Anthony So was $857,000, for the benefit of Kim Wah Chung was $161,000, for the benefit of Andrew So was $128,000, for the benefit of Albert So was $125,000 and for the benefit of Henry F. Schlueter was an aggregate of $84,000.  The $84,000 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C., for legal services rendered.  The amount for the year ended March 31, 2014, included unpaid vacation payment of $10,000 for Kim Wah Chung.  The amount for the year ended March 31, 2014 includes vacation payment of $57,000 for Anthony So.
We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2014, other than contributions to our Provident Fund Plan, which aggregated $17,000 for officers and directors.
Employment Agreements
We have employment agreements with Anthony So and Kim Wah Chung.  Mr. So's employment agreement provides for a maximum yearly salary of approximately $800,000 per year plus bonus, and Mr. Chung's employment agreement provides for a maximum yearly salary of approximately $200,000 per year plus bonus, as stated in their respective employment agreements. The initial term of the employment agreements expired on March 31, 2013 ("Initial Term"); however, the employment agreements have been renewed under a provision in the agreements that provides for automatic renewal for successive one year periods, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement.  One of the properties of the Group in Hong Kong is also provided to Mr. So as part of his compensation.  Mr. So's employment agreement contains a provision under which the Company will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement occurs.  Both employment agreements with Anthony So and Kim Wah Chung were renewed automatically, and the respective employment agreements will expire on March 31, 2015, unless automatically renewed.
Options of Directors and Senior Management
The following table provides information concerning options owned by the directors and senior management at March 31, 2014.
Name	Number of Common Shares Subject to Stock Options	Exercise Price Per Share	Expiration Date

Woo-Ping Fok	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015

Henry F. Schlueter	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015

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

The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong Government and commenced in December 2000.  BEL joined the MPF by implementing a plan with a major international assurance company.  All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, are eligible to join the MPF.  Eligible employees' and the employer's contributions to the MPF are both at 5% of the eligible employee's monthly salary and are subject to a maximum mandatory contribution of HK$1,000 (US$128) monthly.  The maximum mandatory contribution was increased to HK$1,250 (US$160) monthly starting from June 1, 2012.  The maximum mandatory contribution was increased to HK$1,500 (US$192) per month starting from June 1, 2014.
Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee's standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group's employees in the PRC.
(b)	The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group's total contributions to the above schemes for the years ended March 31, 2012, 2013 and 2014 amounted to approximately $239,000, $225,000 and $758,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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
NASDAQ Exemptions and Home Country Practices

NASDAQ Marketplace Rule 4350 provides that foreign private issuers may elect to follow certain home country corporate governance practices so long as they provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law.
On July 19, 2005, we submitted a letter to NASDAQ certifying that certain of Bonso's corporate governance practices are not prohibited by the relevant laws of the British Virgin Islands.  We will follow British Virgin Island law in respect to the following requirements:
▪	A majority of Bonso's board of directors will not be independent;
▪	Bonso will not have a nominating committee;
▪	Bonso will not have a compensation committee;
▪	Bonso's independent directors will not meet in executive session; and
▪	Bonso's audit committee may have only one member.
Audit Committee
Mr. Woo Ping Fok and Mr. Henry F. Schlueter are the members of the Audit Committee.  Mr. Fok is "independent" as defined in the NASDAQ listing standards, and Mr. Schlueter may not be considered "independent" since his law firm serves as Bonso's United States counsel.

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
Employees
At March 31, 2014, we employed a total of 663 persons, as compared to 1,127 persons at March 31, 2013 and 1,299 persons at March 31, 2012; 12 employees in Hong Kong (13 in 2013 and 12 in 2012), 651 employees in China (1,114 in 2013 and 1,287 in 2012).  Employees are not covered by collective bargaining agreements.  We consider our global labor practices and employee relations to be good.

Share Ownership
The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of June 30, 2014:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership
Anthony So	2,281,770	(1)	0		2,281,770	40.9%
Kim Wah Chung	93,700		0		93,700	1.7%
Henry F. Schlueter	34,000		20,000	(2)	54,000	1.0%
Woo-Ping Fok	66,507		20,000	(3)	86,507	1.6%
Andrew So	253,000		0		253,000	4.5%
Albert So	100,000		0		100,000	1.8%
All Directors and Officers as a group (6 persons)	2,828,977		40,000		2,868,977	51.1%
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

Stock Option and Bonus Plans
The 1996 Stock Option Plan
In October 1996, our stockholders adopted the 1996 Stock Option Plan (the "Employees' Plan"), which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of our common stock.  In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase common stock under the Employees' Plan.  The purpose of the Employees' Plan is to make options available to management and employees in order to encourage them to secure or increase on reasonable terms their stock ownership and to encourage them to remain with the Company.
The Employees' Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the Employees' Plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than ten years after the date of grant.  The exercise price of an option may be less than the fair market value of the underlying shares of common stock.  No options granted under the Employees' Plan are transferable by the optionee other than by will or the laws of descent and distribution, and each option will be exercisable during the lifetime of the optionee only by such optionee.
The exercise price of an option granted pursuant to the Employees' Plan may be paid in cash, by the surrender of options, in common stock, in other property, including the optionee's promissory note, or by a combination of the above, at our discretion.
During the fiscal year ended March 31, 2014, no options were granted under the Employees' Plan.

The 2004 Stock Option Plan
On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the "2004 Plan"), which provides for the grant of up to six hundred thousand (600,000) shares of the Company's common stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan.
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
As of March 31, 2014, no options had been granted under the 2004 Plan.
2004 Stock Bonus Plan
On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the "Stock Bonus Plan"), which authorizes the issuance of up to five hundred thousand (500,000) shares of the Company's Common Stock in the form of a stock bonus.

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
As of March 31, 2014, no shares had been granted under the Stock Bonus Plan.
Item 7.  Major Shareholders and Related Party Transactions
Major shareholders
We are not directly or indirectly owned or controlled by any foreign government or by another corporation.  The following table sets forth, as of June 30, 2014, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date.  Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned		Options to Purchase Common Stock	Percent of Beneficial Ownership(1)
Anthony So	2,281,770	(2)	-	40.9%
Hon Ming Chan	350,000		-	6.28%
CAS Corporation	290,654	(3)	-	5.21%

(1)	Based on beneficial ownership of both shares of common stock and of options to purchase common stock that are immediately exercisable. The calculations above are based upon the number of shares issued of 5,577,639.
(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(3)	According to the Schedule 13D filed by CAS Corporation on December 11, 2007.
There are no arrangements known to us which may at a subsequent date result in a change in control of the Company.
Related Party Transactions
During the fiscal years ended March 31, 2012, 2013 and 2014, we paid Schlueter & Associates, P.C. an aggregate of $68,000, $74,000 and $84,000, respectively for legal fees.  Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.
During the fiscal year ended March 31, 2014, we made loans aggregating approximately $1,052,000 to our Chairman and Chief Executive Officer Anthony So. Management believed at the time that the loans were made that these loans were permissible and did not violate Section 13(k) of the Exchange Act, because Mr. So would be able to repay the full amount by foregoing his salary and accrued annual leave payments until the loans had been paid in full.

We advanced the funds to Mr. So on two separate occasions, and Mr. So directed that his salary payments and accrued annual leave payments be used to offset the amounts that we loaned to him. In addition, Mr. Albert So and Mr. Andrew So, who are officers and directors of the Company, directed the Company to use their accrued annual leave payments to partially satisfy the amounts due to the Company from Mr. Anthony So. On March 31, 2014, the amount due to the Company from Mr. So was $166,000. On August 7, 2014, Mr. So paid $166,000 to the Company to fully repay the amounts loaned to him. The loans were non-interest bearing.
Notwithstanding Mr. Anthony So's repayment in full of the loans made to him, those loans constitute a violation of Section 13(k) of the Exchange Act and Section 402(a) of Sarbanes-Oxley.
As a result of this inadvertent violation, the Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Company. The policy provides that "The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company."
Interests of Experts and Counsel
Not Applicable to Bonso.
Legal Proceedings
Not Applicable to Bonso.

Item 8.  Financial Information
Financial Statements
Our Consolidated Financial Statements are set forth under Item 18. - Financial Statements.
Item 9.  The Offer and Listing
Offer and Listing Details
Our common stock is traded only in the United States over-the-counter market.  It is quoted on the NASDAQ Capital Market under the trading symbol "BNSO."  The following table sets forth, for the periods indicated, the range of high and low closing sales prices per share reported by NASDAQ.  The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.
The following table sets forth the high and low sale prices for each of the last five years:
Period	High	Low
April 1, 2009 to March 31, 2010	$1.42	$0.63
April 1, 2010 to March 31, 2011	$2.44	$0.86
April 1, 2011 to March 31, 2012	$2.80	$1.07
April 1, 2012 to March 31, 2013	$1.88	$0.88
April 1, 2013 to March 31, 2014	$2.94	$1.33

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2014.
Period	High	Low
July 1, 2012 to September 30, 2012	$1.10	$0.88
October 1, 2012 to December 31, 2012	$1.72	$0.97
January 1, 2013 to March 31, 2013	$1.66	$1.25
April 1, 2013 to June 30, 2013	$1.56	$1.33
July 1, 2013 to September 30, 2013	$1.98	$1.35
October 1, 2013 to December 31, 2013	$2.23	$1.35
January 1, 2014 to March 31, 2014	$2.94	$1.46
April 1, 2014 to June 30, 2014	$2.10	$1.34
The following table sets forth the high and low sale prices during each of the most recent six months.
Period	High	Low
January 2014	$2.94	$1.46
February 2014	$2.10	$1.72
March 2014	$2.18	$1.63
April 2014	$1.73	$1.55
May 2014	$1.70	$1.34
June 2014	$2.10	$1.42

On July 15, 2014, the closing price of our common stock was $1.94.  Of the 5,577,639 shares of common stock issued as of June 30, 2014, 5,246,903 shares were outstanding, 2,412,370 shares were held in the United States by 169 holders of record and 330,736 shares were held by the Company as treasury stock.  We have 181 shareholders of record and estimate that we have 511 shareholders holding their stock in street name (who have not objected to their names being disclosed to us).
Transfer and Warrant Agent
The transfer agent and registrar for the common stock is Computershare, 1745 Gardena Avenue #200, Glendale, California 91204.
Item 10.  Additional Information
Share Capital
Our authorized capital is $170,000, consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock.  Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended March 31, 2012, 2013 and 2014 included herein in Item 18.
At June 30, 2014, there were 5,577,639 shares of our common stock issued, 5,246,903 shares were outstanding, and 330,736 shares were held by the Company in treasury.  All shares were fully paid.  In addition, we had outstanding 70,000 options to purchase common stock as follows:
Number of Options	Exercise Price per Share	Expiration Date

40,000	$6.20	September 12, 2014

30,000	$4.50	December 4, 2015

At June 30, 2014, there were no shares of our preferred stock outstanding.

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
We signed a Banking Facility Letter dated May 14, 2014 with Hang Seng Bank for an approximately HK$83.4 million (or approximately US$ 10.7 million) letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring, overdraft facility and financial instruments including forward contracts.  A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.1 and is incorporated herein by this reference.
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

A foreign corporation will be treated as a passive foreign investment company ("PFIC") for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  For this purpose, passive income generally includes dividends, interest, royalties, rents (other that rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.  We presently believe that we are not a PFIC and do not anticipate becoming a PFIC.  This is, however, a factual determination made on an annual basis and is subject to change.  If we were to be classified as a PFIC in any taxable year, (i) U.S. holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain and (ii) distributions paid by us to our United States holders could also be subject to an interest charge.  In addition, we would not provide information to our United States holders that would enable them to make a "qualified electing fund" election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.
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

Interest Rate Risk
Our interest rate risk primarily arises from our short-term debt and our general banking facilities.  As at March 31, 2014, we had utilized approximately $5,477,000 of our total banking facilities of $10,698,000.  Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.  We intend to manage our interest rate risk through appropriate borrowing strategies.  We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.
A summary of our debts as at March 31, 2014 which were subjected to variable interest rates is as below:
	March 31,	Interest
	2014	Rate
Notes payable	$2,527,000	HIBOR + 2.5%
Bank overdraft - secured	$630,000	PRIME + 1%
Factoring	$546,000	HIBOR + 1.5%
Short-term loan	$1,774,000	HIBOR + 2.25%

(Note:  HIBOR is the Hong Kong Interbank Offer Rate)
All the balances above are due within one year.
A change in the interest rate of 1% will increase or decrease the interest expense of the Company by approximately $44,000.
For further information concerning our banking facilities, the interest rates payable and repayment terms, please see Note 7 to our Consolidated Financial Statements included elsewhere in this Annual Report.

Foreign Currency Exchange Rates
For a discussion of our Foreign Currency Exchange Risk, See Item 5. - Operating and Financial Review and Prospects, "Foreign Currency Exchange Rates."
Item 12.  Description of Securities Other Than Equity Securities
Not applicable to Bonso.
PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15.  Controls and Procedures
The Company's management, with the participation of its Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, as of March 31, 2014. Our Company's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
2.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of our management and directors; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.
There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In making this assessment, management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation and after discussion with our auditors, Anthony So, the Chief Executive Officer, and Albert So, the Chief Financial Officer, have concluded that, there were certain material weaknesses in our internal controls as of March 31, 2014, related to our financial closing, the conduct of our year end inventory count, the lack of trained accounting personnel, the entry of certain transactions into the accounting records on a timely basis, and the approval of loans to an officer and director in violation of Section 13(k) adopted under the Exchange Act as more particularly described below.
●
We have not maintained effective internal control over the financial closing process to provide reasonable assurance that the financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP).

●	We did not have:
■
a sufficient number of experienced personnel in our accounting and finance departments to provide reasonable assurance that transactions were being recorded, and adequate supervisory reviews and monitoring activities over financial reporting matters and controls performed, as necessary to permit the preparation of the financial statements in accordance with GAAP;

■	timely and accurate preparation and review of period-end account analyses and timely disposition of any required adjustments;
■
adequate training of and communication to employees regarding their duties and control responsibilities within the accounting and finance organization to ensure that processes and control activities were being carried out appropriately; and

■	adequate training of and communication to employees regarding their duties and control responsibilities in conducting the year end inventory counting process.
■
These material weaknesses resulted in material post-closing adjustments reflected in the financial statements for the year ended March 31, 2014. These adjustments resulted in changes to assets, liabilities, stockholders' equity, income and expenses.

●	We inadvertently violated Section 13(k) of the Exchange Act and Section 402(a) of Sarbanes-Oxley in making loans to an officer and director.
Notwithstanding the identified material weaknesses, management believes the consolidated financial statements included in this Annual Report on Form 20-F fairly present in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.
Remediation Efforts
In response to the material weaknesses described above, management, with the input and support of the Audit Committee, identified and has taken the following steps since March 31, 2014:
We have had discussions with experienced persons who previously worked in the accounting and finance department of the Company about being rehired by the Company. These persons left the Company's employment when we moved our production process to Xinxing, but we believe we may be able to interest them in returning to the Company. Whether we are able to bring our previous staff back to work for the Company or not, we intend to hire additional accounting personnel during the current fiscal year to improve the levels of review of accounting and financial reporting matters. We may experience delays in doing so and any such additional employees will require time and training to learn our business and operating processes and procedures. For the near-term, until such personnel are familiar with our business and reporting structure, this will continue to constitute a material weakness in our internal control over financial reporting that could result in material misstatements in our financial statements not being prevented or detected.

As described in "Risk Factors" and "Related Party Transactions" in this document, the Company had inadvertently violated Section 13(k) of the Exchange Act and Section 402(a) of Sarbanes-Oxley. As a result of this inadvertent violation, the Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Company subsequent to March 31, 2014. The policy provides that "The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company.
If the remedial measures described above are insufficient to address any of the identified material weaknesses or are not implemented effectively, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future. We are currently working to implement enhanced controls, as discussed above, to address the material weaknesses in our internal control over financial reporting and to remedy the ineffectiveness of our disclosure controls and procedures. A key element of our remediation effort is the ability to recruit and retain qualified individuals to support our remediation efforts. While our Audit Committee and Board of Directors have been supportive of our efforts by supporting the hiring of various individuals in finance, as well as funding efforts to improve our financial reporting system, improvement in internal control will be hampered if we cannot recruit and retain more qualified professionals. Among other things, any unremediated material weaknesses could result in material post-closing adjustments in future financial statements. Furthermore, any such unremediated material weaknesses could have the effects described above in the Risk Factor captioned "We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements." Management believes that the remediation items listed above, if executed, will ensure that data and reports can be relied upon for the purpose of accurately and timely recording transactions in accordance with GAAP.
Item 16.  Reserved
Item 16A.  Audit Committee Financial Expert
Henry F. Schlueter is a member of the Company's Audit Committee and is deemed to be a financial expert.  Mr. Schlueter, the Company's outside securities counsel, may not be deemed to be "independent" within the definition of "independence" published by NASDAQ.

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
The Company's management shall inform the Audit Committee of each service performed by the independent auditor pursuant to this Pre-Approval Policy. Requests or applications to provide services that require separate approval by the Audit Committee shall be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's and the Public Company Accounting Oversight Board (United States)'s rules on auditor independence.
The Audit Fees indicated below was pre-approved by the Audit Committee before the auditor commenced their work.

Audit Fees
The aggregate fees billed by Moore Stephens for professional services rendered for the audit of the Company's annual consolidated financial statements for the fiscal years ended March 31, 2014 and 2013 were $200,000 and $180,000, respectively.
Audit Related Fees
There were no fees billed by Moore Stephens for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under "Audit Fees" for the fiscal year ended March 31, 2014 and for the fiscal year ended March 31, 2013.
Tax Fees
The aggregate fees billed by a company controlled by Moore Stephens for professional services rendered for tax compliance for the fiscal year ended March 31, 2014 were approximately $4,500 and $3,600 for the fiscal year ended March 31, 2013.
Item 16D.  Exemptions from the Listing Standards for Audit Committees
Pursuant to NASDAQ Marketplace Rule 4350(a), a foreign private issuer may follow its home country practice in lieu of Rule 4350, which sets forth the qualitative Listing Requirements for NASDAQ listed companies.  Rule 4350 requires, among other things, that a listed company have at least three members on its audit committee.  The Company currently has an audit committee consisting of two directors, one of whom is deemed to be "independent" as defined in NASDAQ Marketplace Rule 4200.  The Company has obtained a letter from independent counsel in the British Virgin Islands certifying that having a single member audit committee is not prohibited by British Virgin Island law.  See "NASDAQ Exemptions and Home Country Practices."

Item 16E.  Purchasers of Equity Securities by the Issuer and Affiliated Purchasers
In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock.  This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time.  No stocks had been repurchased up to March 31, 2006.  On November 16, 2006, the Company's Board of Directors authorized an additional $1,000,000 for the Company's repurchase of its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000.  The Company (through its subsidiary) has repurchased an aggregate of 330,736 shares of its common stock, including 70,019 ($134,000) shares that were repurchased during the fiscal year ended March 31, 2009.  No shares were repurchased during the fiscal years ended March 31, 2012, 2013 and 2014.  The Company may from time to time repurchase shares of its Common Stock under this program.
Item 16F.  Changes in Registrant's Certifying Accountants.
Not applicable to Bonso.
Item 16G.  Corporate Governance.
For a discussion of the ways in which the Company's corporate governance differs from those followed by domestic companies under the NASDAQ Marketplace listing requirements, see "NASDAQ Exemptions and Home Country Practices" above.
Item 16H.  Mine Safety Disclosure.
Not applicable to Bonso.

PART III
Item 17.  Financial Statements
Not applicable.
Item 18.  Financial Statements
The following Financial Statements are filed as part of this Annual Report:

Item 19.  Exhibits

4.1	Banking Facility Letter, dated May 14, 2014 between Bonso and the Hang Seng Bank Limited

4.2	Rental Agreement (abridged English translation) dated June 28, 2013, between Bonso and Shenzhen Mei Ya Print Co., Ltd. (1)
11.1	Code of Ethics For Chief Executive Officer and Chief Financial Officer (2)
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(1)	Filed as an Exhibit on the Form 20-F filed with the Commission on August 15, 2013.
(2)	Filed as an Exhibit on Form 20-F filed with the Commission on August 13, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BONSO ELECTRONICS INTERNATIONAL INC.
Dated: August 15, 2014	/s/ Anthony So
Anthony So
Chairman of the Board, Chief Executive Officer, Treasurer and Director

Dated: August 15, 2014	/s/ Albert So
Albert So
Director, Chief Financial Officer and Secretary

Bonso Electronics International Inc.
(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2014

Bonso Electronics International Inc.
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Bonso Electronics International Inc.

We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and subsidiaries (the "Company") as of March 31, 2013 and 2014 and the related consolidated statements of operations and comprehensive (loss) / income, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2014.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens
Moore Stephens
Certified Public Accountants
Hong Kong
August 15, 2014

Bonso Electronics International Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars)
		March 31
	Note	2013	2014
		$ in thousands	$ in thousands
Assets		(Note A)

Current assets
Cash and cash equivalents		1,140	116
Fixed deposits maturing over three months		1,014	1,049
Trade receivables, net	2	2,759	2,480
Other receivables, deposits and prepayments		1,615	1,781
Receivable from affiliated party	15	-	166
Inventories	3	5,460	7,545
Financial instruments at fair value	9	54	-
Income tax recoverable		1,740	1,740

Total current assets		13,782	14,877

Investment in life insurance contract	10	127	131
Deposits - non current assets		288	293

Property, plant and equipment
Buildings		13,704	14,339
Construction-in-progress		2,616	3,183
Plant and machinery		21,565	11,276
Furniture, fixtures and equipment		3,521	1,170
Motor vehicles		444	589

		41,850	30,557
Less: accumulated depreciation and impairment		(33,551)	(18,105)

Property, plant and equipment, net	4	8,299	12,452

Intangible assets, net	6	4,590	4,387
Financial instruments at fair value - non current portion	9	37	-

Total assets		27,123	32,140
Liabilities and stockholders' equity

Current liabilities

Bank overdrafts - secured	7	180	630
Notes payable	7	2,276	2,527
Accounts payable		7,793	10,413
Accrued charges and deposits		2,329	2,597
Income tax liabilities	8	7	7
Payable to affiliated party	15	-	10
Short-term bank loans - secured	7	1,357	2,320
Financial instruments at fair value	9	-	119
Current portion of capital lease obligations	11(a)	-	23

Total current liabilities		13,942	18,646

Financial instruments at fair value - non current portion	9	-	208
Capital lease obligations - non current portion	11(a)	-	69
Income tax liabilities	8	2,595	2,595

Commitments and contingent liabilities	12

Stockholders' equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 2013 and 2014 - 5,577,639, - outstanding shares: 2013 and 2014 - 5,246,903		17	17
Additional paid-in capital		21,765	21,765
Treasury stock at cost: 2013 and 2014 - 330,736 shares		(1,462)	(1,462)
Accumulated deficit		(12,588)	(12,809)
Accumulated other comprehensive income		2,854	3,111

		10,586	10,622

Total liabilities and stockholders' equity		27,123	32,140

Note A: Certain accounts in the balance sheet of March 31, 2013 have been reclassified to conform with the presentation of that of March 31, 2014.
See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Operations and Comprehensive (Loss) / Income
(Expressed in United States Dollars)

		Year ended March 31,
	Note	2012	2013	2014
		$ in thousands	$ in thousands	$ in thousands
		(Note A)	(Note A)

Net sales	19	26,682	30,386	31,305
Cost of sales		(22,782)	(25,263)	(28,631)

Gross profit		3,900	5,123	2,674

Selling expenses		(267)	(268)	(389)
Salaries and related costs		(2,526)	(2,627)	(2,983)
Research and development expenses		(312)	(396)	(366)
Administration and general expenses		(2,492)	(2,402)	(2,964)
Other income		118	165	728
Gain from liquidation of subsidiary		1,448	-	-
Gain on disposal of property plant and equipment		14	2	3,595

(Loss) / profit from operations	19	(117)	(403)	295
Interest income		7	7	64
Interest expense		(87)	(68)	(136)
Foreign exchange loss		(703)	(261)	(444)

Loss before income taxes		(900)	(725)	(221)
Income tax expense	8	(2)	(29)	-

Net loss		(902)	(754)	(221)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax		353	62	257

Comprehensive (loss) / income		(549)	(692)	36

Weighted average number of shares outstanding - basic and diluted	18	5,246,903	5,246,903	5,246,903

Net loss per share - basic and diluted	18	(0.17)	(0.14)	(0.04)

Note A:  Certain accounts in the consolidated statement of operations and comprehensive (loss) / income for the fiscal years ended March 31, 2012 and 2013 have been reclassified to conform with the presentation of that the fiscal year ended March 31, 2014.
See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Changes in Stockholders' Equity
(Expressed in United States Dollars)

	Common stock			Treasury stock			Accumulated
							other
							comprehensive
			Additional	Treasury			income-foreign	Total
	Shares	Amount	paid-in	Shares	Amount	Accumulated	currency	stockholders'
	Issued	outstanding	capital	held	outstanding	deficit	adjustments	equity
		$ in thousands	$ in thousands		$ in thousands	$ in thousands	$ in thousands	$ in thousands

Balance, April 1, 2011	5,577,639	17	21,765	330,736	(1,462)	(10,932)	2,439	11,827
Net loss	-	-	-	-	-	(902)	-	(902)
Foreign exchange translation adjustment	-	-	-	-	-	-	353	353

Balance, March 31, 2012	5,577,639	17	21,765	330,736	(1,462)	(11,834)	2,792	11,278
Net loss	-	-	-	-	-	(754)	-	(754)
Foreign exchange translation adjustment	-	-	-	-	-	-	62	62

Balance, March 31, 2013	5,577,639	17	21,765	330,736	(1,462)	(12,588)	2,854	10,586
Net loss	-	-	-	-	-	(221)	-	(221)
Foreign exchange translation adjustment	-	-	-	-	-	-	257	257

Balance, March 31, 2014	5,577,639	17	21,765	330,736	(1,462)	(12,809)	3,111	10,622

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
	Year Ended March 31,
	2012	2013	2014
	$ in thousands	$ in thousands	$ in thousands
	Note A	Note A

Cash flows from operating activities
Net loss	(902)	(754)	(221)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	54	120	1,086
Amortization	176	226	289
Gain on disposal of property, plant and equipment	(14)	(2)	(3,595)
Write-down of inventories	283	-	874
Write off of property, plant and equipment	-	-	1,511
Change in cash surrender value of life insurance contract	-	(5)	(4)
Change in fair value of financial instruments	(57)	(35)	419
Gain from liquidation of subsidiary	(1,448)	-	-

Changes in assets and liabilities:
Trade receivables	(770)	(678)	279
Other receivables, deposits and prepayments	(166)	(792)	(166)
Receivable from affiliated party	-	-	(166)
Inventories	460	(1,355)	(2,959)
Income tax recoverable	-	(22)	-
Accounts payable	2,303	2,761	2,620
Accrued charges and deposits	148	(18)	268
Payable to affilated party	-	-	10
Income tax liabilities	20	(37)	-
Deferred income tax liabilities	(17)	(2)	-

Net cash generated from / (used in) operating activities	70	(593)	245

Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	25	2	40
Acquisition of property, plant and equipment	(3,415)	(1,412)	(2,778)
Acquisition of intangible assets	-	(802)	-
Premium payment of life insurance contract	(122)	-	-
Increase in fixed deposits maturing over three months	-	(1,014)	(35)

Net cash used in investing activities	(3,512)	(3,226)	(2,773)

Cash flows from financing activities
Capital lease payments	-	-	(28)
Increase in notes payable	537	406	251
Net advance from banking facilities	-	1,537	1,413

Net cash generated from financing activities	537	1,943	1,636

Net decrease in cash and cash equivalents	(2,905)	(1,876)	(892)
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	507	2	(132)
Cash and cash equivalents, beginning of year	5,412	3,014	1,140

Cash and cash equivalents, end of year	3,014	1,140	116

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	87	68	136
Income tax, net of refund	-	90	-

Non-cash investing activities:
Property plant and equipment acquired under capital lease	-	-	120

Note A: Certain figures in the consolidated statement of cash flows of the years ended March 31, 2012 and 2013 have been reclassified to conform with the presentation of that of March 31, 2014.

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies
Bonso Electronics International Inc. ("the Company") and its subsidiaries (collectively, the "Group") are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, pet electronics products and other products.
The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.  Significant estimates made by management include valuation of inventories, allowance for trade receivables and the impairment of long-lived assets. Actual results could differ from those estimates.
The Group sustained operating losses in fiscal years ended March 31, 2012, 2013 and 2014, including a net loss of $221,000 in the fiscal year ended March 31, 2014.
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
Pursuant to an agreement signed on March 30, 2009, Korona Haushaltswaren GmbH & Co. KG ("Korona"), an indirect subsidiary of the Company, agreed to sell all of its major assets, comprising trade receivables, inventories, intellectual property rights and toolings, to a third party purchaser at a consideration of approximately EUR 1,990,000 (or USD 2,606,000).  The Group decided to liquidate Korona after the completion of the sale.  A gain from liquidation of subsidiary of $1,448,000 was recorded for the fiscal year ended March 31, 2012. The liquidation of Korona was completed in February 2012.
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
Trade receivables are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns. The allowance for doubtful accounts is the Group's best estimate of the amount of probable credit losses in the Group's existing trade receivables.  Bad debt expense is included in the administrative and general expenses.
The Group recognizes an allowance for doubtful receivables to ensure accounts and other receivables are not overstated due to uncollectibility.  Allowance for doubtful receivables is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience.  An additional allowance for individual accounts is recorded when the Group becomes aware of customers' or other debtors' inability to meet their financial obligations, such as bankruptcy filings or deterioration in the customer's or other debtor's operating results or financial position. If circumstances related to customers or debtors change, estimates of the recoverability of receivables will be further adjusted.
(e)	Deferred income taxes
Amounts in the consolidated financial statements related to income taxes are calculated using the principles of Accounting Standards Codification ("ASC") 740 "Income Taxes".  ASC 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting bases and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Future tax benefits, such as net operating loss carry forwards, are recognized as deferred tax assets.  Recognized deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(f)	Lease prepayments and intangible assets
Lease prepayments represent the cost of land use rights in the People's Republic of China ("PRC"). Land use rights held by the Company are included in intangible assets.  The granted useful life of the land use rights is 50 years.  They are stated at cost and amortized on a straight-line basis over the period of a maximum of 30 years, in accordance with the business licenses of 30 years.
(g)	Property, plant and equipment
(i)	Property, plant and equipment are stated at cost less accumulated depreciation. Leasehold land and buildings are depreciated on a straight-line basis over 15 to 50 years, representing the shorter of the remaining term of the lease or the expected useful life to the Group.
(ii)	Other categories of property, plant and equipment are carried at cost and depreciated using the straight-line method over their expected useful lives to the Group. The principal estimated useful lives for depreciation are:
Plant and machinery	- 10 years
Furniture, fixtures and equipment	- 5 to10 years
Motor vehicles	- 5 years
(iii)	Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.
(iv)	The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year when they are incurred.
(v)	Any gain or loss on disposal is included in the consolidated statements of operations and comprehensive (loss) / income.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(h)	Impairment of long-lived assets including intangible assets
Long-lived assets held and used by the Group and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairment made on other long-lived assets are disclosed in the consolidated statements of operations and comprehensive (loss) / income.  The Group has transferred all its production process to the factory in Xinxing, PRC, and the factory in Shenzhen is leased out to third party during the fiscal year ended March 31, 2014.  As a result, the Group performed an assessment of the value of the land, buildings and intangible assets of the factories in Shenzhen and Xinxing, PRC, and no provision for impairment was made by the Group (2013: $nil; 2012: $nil) based on the assessment.
(i)	Capital and operating leases
Costs in respect of operating leases are charged against income on a straight-line basis over the lease term.  Leasing agreements, which transfer to the Group substantially all the benefits and risks of ownership of an asset, are treated as if the asset had been purchased outright.  The assets are included in property, plant and equipment ("capital leases") and the capital element of the lease commitments is shown as an obligation under capital leases.  The lease rentals are treated as consisting of capital and interest elements.  The capital element is applied to reduce the outstanding obligation and the interest element is charged against profit so as to give a consistent periodic rate of charge on the remaining balance outstanding at the end of each accounting period. Assets held under capital leases are depreciated over the useful lives of the equivalent owned assets or the lease term, whichever is shorter.
(j)	Revenue recognition
No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, delivery has occurred and collectibility of the sales price is reasonably assured. Revenue is recognized when title and risk of loss are transferred to customers, which is generally the point at which products are leaving the ports of Hong Kong, or Shenzhen or Nansha (Guangzhou) as designated by our customers.  Shipping costs billed to the Company's customers are included within revenue. Associated costs are classified as part of cost of sales.
The Company provides to certain customers an additional one to two percent of the quantity of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from the Company's facilities.  In addition, certain products sold by the Company are subject to a limited product quality warranty.  The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated.  During the fiscal year ended March 31, 2014, the company recorded $nil for such accrual (2013: $nil, 2012: $nil).  The standard limited warranty period is one to three years.  Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history.  All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified.  Historically, the Company has not experienced material differences between its estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.
Rental income is recognized according to the rental agreements.  Rental income for non-uniform rent payments is recognized on a straight-line basis throughout the lease term.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(k)	Research and development costs
Research and development costs include salaries, utilities and contractor fees that are directly attributable to the conduct of research and development progress primarily related to the development of new design of products. Research and development costs are expensed in the financial period in which they are incurred.
(l)	Advertising
Advertising costs are expensed as incurred and are included within selling expenses. Advertising costs were approximately $5,000, $26,000 and $16,000 for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.
(m)	Income taxes
The Company complies with ASC 740 for uncertainty in income taxes recognized in financial statements.  ASC 740 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company's accounting policy is to treat interest and penalties as components of income taxes.
(n)	Foreign currency translations

(i)	The Company's functional currency is the United States dollar. The financial statements of foreign subsidiaries where the United States dollar is the functional currency and which have transactions denominated in non-United States dollar currencies are translated into United States dollars at the exchange rates existing on that date. The translation of local currencies into United States dollars creates transaction adjustments which are included in net loss. Exchange differences are recorded in the statements of operations and comprehensive (loss) / income.

(ii)	The financial statements of foreign subsidiaries, where non-United States dollar currencies are the functional currencies, are translated into United States dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for statement of operations. Adjustments resulting from translation of these financial statements are reflected as a separate component of shareholders' equity in accumulated other comprehensive (loss) / income.
(o)	Stock options and warrants
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
In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists".  The current practice in FASB ASC 740, "Income Taxes" does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The objective of this Update is to eliminate the diversity in practice in the presentation of unrecognized tax benefits.  This accounting standard update is effective for fiscal years, and interim within those years, beginning after December 15, 2013.  Early adoption is permitted.  The Company believes that its adoption of this Update will not have any material impact on its consolidated financial statements.
In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"). ASU 2014-08 amends the definition of a discontinued operation and requires entities to provide additional disclosures for both discontinued operations and disposal transactions that do not meet the discontinued-operations criteria. It is effective for annual periods beginning on or after December 15, 2014. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers".  The objective of this Update is to remove inconsistencies and weaknesses in revenue requirements, and to simplify the preparation of financial statements by reducing the number requirements to which an entity must refer.  This accounting standard update is effective for fiscal years, and interim within those years, beginning after December 15, 2016.  Early adoption is not permitted.  The Company is currently evaluating the impact this Update will have on its consolidated financial statements.
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
Allowance for doubtful accounts amounted to $1,415,000 as of March 31, 2013 and 2014. The Company believed that the recoverability was doubtful, and continued to include this amount in allowance for doubtful accounts as of March 31, 2013 and 2014.
Most of the Company's trade receivables are generally unsecured, except for two customers with receivables covered by credit insurance under a factoring agreement.
3	Inventories
The components of inventories as of March 31, 2013 and 2014 are as follows:
	2013	2014
	$ in thousands	$ in thousands

Raw materials	1,904	5,137
Work in progress	2,487	2,229
Finished goods	1,069	179

	5,460	7,545

During the fiscal years ended March 31, 2012 and 2014, based upon material composition and expected usage, inventories of approximately $283,000 and $874,000, respectively, were charged to the consolidated statements of operations under costs of sales.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

4	Property, plant and equipment, net
During the fiscal years ended March 31, 2012, 2013 and 2014, depreciation expenses charged to the consolidated statements of operations amounted to approximately $54,000, $120,000 and $1,086,000 respectively.  As at March 31,  2013 and 2014, fully depreciated assets that were still in use by the Group amounted to $32,858,000 and $2,909,000 respectively.
Property, plant and equipment in Shenzhen and Xinxing were assessed for impairment according to the policy described in note 1(h).  The Company concluded that no impairment to property, plant and equipment in Shenzhen and Xinxing were required for the fiscal years ended March 31, 2013 and 2014.
5	Interests in subsidiaries
Particulars of principal subsidiaries as of March 31, 2013 and 2014 are as follows:
Name of company	Place of incorporation and kind of legal entity	Particulars of issued capital/ registered capital	Percentage of capital held by the Company		Principal activities
			2013	2014
Bonso Electronics Limited * ("BEL")	Hong Kong, limited liability company	HK$5,000,000 (US$641,026)	100%	100%	Investment holding, and trading of scales and pet electronics products

Bonso Investment Limited ("BIL")	Hong Kong, limited liability company	HK$3,000,000 (US$384,615)	100%	100%	Investment holding

Bonso Electronics (Shenzhen) Company, Limited ("BESCL")	PRC, limited liability company	US$12,621,222	100%	100%	Production of scales and pet electronics products and investment holding

Bonso Advanced Technology Limited * ("BATL")	Hong Kong, limited liability company	HK$1,000,000 (US$128,205)	100%	100%	Investment holding, and trading of scales and pet electronics products

Bonso Advanced Technology (Xinxing) Company, Limited ("BATXXCL")	PRC, limited liability company	US$10,000,000	100%	100%	Production of scales and pet electronics products

Bonso Technology (Shenzhen) Company, Limited ("BTL")	PRC, limited liability company	HK$200,000	-	100%	Product development

Xinxing An Bang Metal and Plastic Manufacturing Company Limited ("ANB")	PRC, limited liability company	HK$500,000	-	100%	Employ workers for assembly of scales and pet electronics products

Modus Enterprise International Inc. * ("MEII")	British Virgin Island, limited liability company	HK$7,800 (US$1,000)	100%	100%	Investment holding

Bonso USA, Inc. ("Bonso USA")	USA, limited liability company	US$ 1,000	100%	100%	Dormant

* Shares directly held by the Company

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

6	Intangible assets
Intangible assets are analyzed as follows:
	March 31,
	2013	2014
	$ in thousands	$ in thousands

Cost	6,769	6,894
Less: accumulated amortization	(2,179)	(2,507)

	4,590	4,387

The components of other intangible assets are as follows:
	March 31,
	2013	2014
	$ in thousands	$ in thousands

Land use right of factory land in Shenzhen, Guangdong, PRC	2,215	2,062
Land use right of factory land in Xinxing, Guangdong, PRC	2,375	2,325

	4,590	4,387

Amortization expense in relation to other intangible assets was approximately $176,000, $226,000 and $289,000 for each of the fiscal years ended March 31, 2012, 2013 and 2014, respectively.
As of March 31, 2014, future minimum amortization expenses in respect of other intangible assets are as follows:
$ in thousands
2015	294
2016	294
2017	294
2018	294
2019	294
Thereafter	2,917

Total	4,387

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

7	Banking facilities
As of March 31, 2014, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, factoring, short-term loans and long-term loans.  The facilities are interchangeable with total amounts available of $10,698,000 (2013: $10,000,000).  The general banking facilities utilized by the Group are denominated in United States dollars and Hong Kong dollars.
The Group's general banking facilities, expressed in United States dollars, are further detailed as follows:
	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2014
	2013	2014	2013	2014	2013	2014	Interest	Repayment
	$ in thousands		$ in thousands		$ in thousands		rate	terms
Import and export facilities

Combined limit	6,154	6,154	2,788	3,703	3,366	2,451

Including sub-limit of:

Notes payable	4,487	4,487	2,276	2,527	2,211	1,960	HIBOR* +2.5%	Repayable in full within 120 days
Bank overdrafts	641	641	180	630	461	11	Prime rate + 1%	Repayable on demand
Factoring	2,400	2,400	332	546	2,068	1,854	HIBOR* +1.5%	Repayable in 60 days

Other facilities
Export Documentary Credits	1,923	1,923	-	-	1,923	1,923
Term Loan (1)	1,923	2,621	1,025	1,774	898	847	HIBOR* +2.25%	Revolving loan is repayable in 90 days. Term loan is repayable monthly over the 3-year term.

	10,000	10,698	3,813	5,477	6,187	5,221

As of March 31, 2014, a treasury product facility of approximately $25,738,000 (2013: $25,738,000) was made available to the Group for transactions of financial instrusments including forward contracts, and approximately $2,000,000 (2013: $1,500,000) of the facility was utilized.
One of the properties of the Company located in Hong Kong with net book value of $1,000,000 is arranged as security to the bank for the banking facilities arrangement.
(1) A clause in the banking facilities states that the term loan is subjected to review any time and also subject to the bank's overriding right of repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities.
* HIBOR is the Hong Kong Interbank Offer Rate

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

7	Banking facilities (continued)
The Prime Rate and HIBOR were 5.00% and 0.55% per annum, respectively, as of March 31, 2014.  The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.  Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.
The weighted average interest rates of short-term borrowings of the Group are as follows:

	As of March 31,
	2013	2014

Bank overdrafts	6.00%	6.00%
Notes payable	2.92%	2.96%
Term Loan	2.47%	2.47%

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax

(a)	The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC, and the United States of America ("USA"). The tax rate of the subsidiaries operating in Hong Kong was 16.5% for the three years in the period ended March 31, 2014. The Group is not subject to income taxes in the British Virgin Islands. The statutory tax rate in the USA was 34% for the three years ended March 31, 2014.
Hong Kong Tax
BEL, BATL and BIL are subject to the Hong Kong profits tax rate of 16.5% (2013: 16.5%). Management of BEL has determined that all income and expenses are offshore and not subject to Hong Kong profits tax. As a result, BEL did not incur any Hong Kong profits tax during the years presented. BATL and BIL have no assessable profits for the year, and no current year provision for taxation has been made.
PRC Tax
BESCL is registered and operates in Shenzhen, the PRC, and is subject to a tax rate of 25% for the tax years ended December 31, 2012, 2013 and 2014, respectively.  BATXXCL is registered in Xinxing, Guangdong, PRC, and was entitled to a 50% reduction in PRC income tax up to the tax year ended December 31, 2012.  BATXXCL is subject to a tax rate of 25% thereafter.  BTL and ANB are subject to a tax rate of 25%.
(b)	On March 16, 2007, the PRC Enterprise Income Tax Law (the "EIT Law") was enacted by the PRC government. The EIT Law, effective January 1, 2008, imposes a uniform tax rate of 25% for both domestic and foreign-invested enterprises and revokes the then current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the EIT Law became effective. Under the grandfathering rules of the EIT Law, enterprises that are subject to an enterprise income tax ("EIT") rate lower than 25% will continue to enjoy lower rates with gradual transition to the new tax rate of 25% in five years from the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires.
During the period from January 1, 2008 to March 31, 2010, the Company's subsidiaries operating in the PRC were subject to the EIT Law and its standard tax rate of 25%, but the PRC subsidiaries are entitled to the grandfathering incentives.  For the tax years ended December 31, 2007, 2008 and 2009, BECSL, the Company's PRC subsidiary, was subject to a tax rate of 15%, 18% and 20%, respectively.  BESCL is subject to tax rates of 22% and 24% for the tax years ended December 31, 2010 and 2011, respectively, and a uniform tax rate of 25% for the tax year ended December 31, 2012 and thereafter.  BATXXCL was entitled to an exemption from PRC income tax for the two tax years ended December 31, 2008 and 2009.   BATXXCL is subject to a tax rate of 12.5% for the tax years ended December 31, 2010, 2011 and 2012 and is subject to a tax rate of 25% thereafter.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (continued)

(c)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The loss before income taxes by geographical location is analyzed as follows:

	2012	2013	2014
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	(2,171)	(3,509)	(1,495)
PRC	(181)	2,832	1,337
Others	1,452	(48)	(63)

Total	(900)	(725)	(221)

Others mainly include the (loss) / profit from BVI and the United States.
(d)	Income tax expenses comprise the following:
	2012	2013	2014
	$ in thousands	$ in thousands	$ in thousands

Deferred income tax	17	2	-
Current income tax expense	(19)	(31)	-

Total income tax expense	(2)	(29)	-

The components of the income tax expense by geographical location are as follows:

	2012	2013	2014
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	(2)	(29)	-
PRC	-	-	-
Others	-	-	-

Total	(2)	(29)	-

At the end of the accounting period, the income tax liabilities are as follows:

	2013	2014
	$ in thousands	$ in thousands

Non-current	2,595	2,595
Current	7	7

Total	2,602	2,602

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (continued)

(e)	Deferred tax assets comprise the following:
	2013	2014
	$ in thousands	$ in thousands

Tax loss carry forwards	700	853
Less: Valuation allowance	(700)	(853)

	-	-

As of March 31, 2013 and 2014, the Group had accumulated tax losses amounting to approximately $2,811,000 and $3,600,000 (the tax effect thereon is $700,000 and $853,000), respectively, subject to the final agreement by the relevant tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other countries.  Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2014, the Group's accumulated tax losses of $299,000 will expire in 2017, $1,989,000 will expire in 2018, and $130,000 will expire in 2019.

(f)	Changes in valuation allowance are as follows:
	2012	2013	2014
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	485	784	700
Charged / (credited) to income tax expense	299	(84)	153

Balance, March 31	784	700	853

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (continued)

(g)	The actual income tax expense attributable to earnings for the fiscal years ended March 31, 2012, 2013 and 2014 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:
	2012	2013	2014
	$ in thousands	$ in thousands	$ in thousands

Loss before income taxes	(900)	(725)	(221)

Income tax benefit on pretax income at statutory rate	148	120	36
Effect of different tax rates of subsidiary operating in other jurisdictions	176	(249)	(28)
Profit not subject to income tax	4,369	3,600	1,129
Expenses not deductible for income tax purposes	(4,715)	(3,469)	(1,137)
(Increase) / decrease in valuation allowance	(299)	84	(153)
Reversal of provision as a result of development of tax rules	20	-	-
Under provision of prior year	-	(31)	-
Tax losses not yet recognized / (utilization of tax losses not previously recognized)	299	(84)	153

Total income tax expense	(2)	(29)	-

The statutory rate of 16.5% used above is that of Hong Kong, where the Company's main business is located.
(h)	The Company complies with ASC 740 and recognized $2,595,000 in the liability for unrecognized tax benefits, including penalties of $994,000. The Company assessed the tax position during the fiscal year ended March 31, 2014 and concluded that the same tax liability was to be carried forward. Included in the total tax liabilities of $2,602,000 (2013: $2,602,000), the uncertain tax liabilities in respect of this for the years ended March 31, 2013 and 2014 amounted to $2,595,000.
The Company's accounting policy is to treat interest and penalties as components of income taxes.  As of March 31, 2014, the Company had accrued penalties related to uncertain tax positions of $994,000.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (continued)
The Company files income tax returns in Hong Kong, the PRC and various foreign tax jurisdictions. There is one subsidiary which operates within each of the Company's major jurisdictions, resulting in a range of open tax years. The open tax years for the Company and its significant subsidiaries range between the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2014.  The provisions made as a result of these open tax cases are subject to a final agreement by the relevant tax authorities.
9	Financial instruments at fair value
The Group complies with ASC 820, "Fair Value Measurements" ("ASC 820"). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:
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
The Company entered into forward contracts with a bank, and the bank will pay the Company if the Chinese Yuan appreciates against USD.  If the Chinese Yuan depreciates against USD, the Company will need to pay the bank, but will be able to buy more Chinese Yuan as a result.
During the fiscal year ended March 31, 2014, based on our valuation of the existing financial instruments, we recorded a loss of approximately $419,000 for the change in valuation, resulted in a liability of approximately $119,000 (current portion) and $208,000 (non current portion).  During the fiscal year ended March 31, 2013, we recorded an asset of approximately $91,000 for the financial instruments based on our valuation.
At the end of the accounting period, the fair value of the following assets / (liabilities) were as follows:
	March 31, 2013				March 31, 2014
$ in thousands
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Forward Contracts (1)	-	91	-	91	-	(327)	--	(327)

(1) The fair value of forward contracts were determined based on the present value of expected future cash flows considering the risks involved, and using discount rates appropriate for the respective maturities.  Observable level 2 inputs are used to determine the present value of expected future cash flows.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

10	Investment in life insurance contract

Investment in life insurance contract represents the carrying amount (surrender value) of the contract if it is to be terminated by the Company. There is one life insurance contract as of March 31, 2014 and March 31, 2013, with carrying amount of approximately $131,000 and $127,000, respectively. All premiums of this contract have already been paid during the fiscal year ended March 31, 2012. The face amount (death benefit) of this contract is $1,000,000.
During the fiscal year ended March 31, 2014, we recorded a change in cash surrender value of approximately $4,000 for the change in valuation (2013: $5,000).
11	Leases

(a)	Capital leases
During the year ended March 31, 2014, the Group entered into additional capital lease obligations amounting to approximately $123,000 for two motor vehicles.
Future minimum payments under capital leases as of March 31, 2014 with an initial term of more than one year are as follows:
Future minimum payments under capital	Principal repayment	Interest payment	Total obligations
leases for the years ended March 31,	$ in thousands	$ in thousands	$ in thousands
2015	23	3	26
2016	24	2	26
2017	24	1	25
2018	19	0	19
2019	2	0	2

	92	6	98

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

11	Leases (continued)

(b)	Operating leases
As of March 31, 2014, the Group leases two properties and a factory in Shenzhen under rental agreements to third parties.  The Group will need to pay a cancellation fee of approximately $8,000 for the two properties if the Group decides to terminate all the rental agreements before their expiry.
The Shenzhen factory was rented out to a third party from August 1, 2013 to August 1, 2019. The expected future rental payments to be received are as follows:

Year ending March 31,	$ in thousands
2015	1,249
2016	1,249
2017	1,332
2018	1,374
2019	1,374
2020	458

7,036

As of March 31, 2014, the future minimum lease commitment payables in respect of non-cancellable operating leases for office are as follows:

Year ending March 31,	$ in thousands
2015	89
2016	89
2017	94
2018	94
2019	20

386

Rental expense for all operating leases of an office premise in Shenzhen amounted to approximately $108,000, $nil and $51,000 for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

12	Commitments and contingent liabilities
(a)	Commitments
Capital expenditures contracted at the balance sheet date but not yet provided for are as follows:
	March 31,
	2013	2014
	$ in thousands	$ in thousands

Construction in Xinxing, Guangdong, PRC	260	665
Leasehold improvement in Hong Kong	-	73

	260	738

As of March 31, 2014, the Company entered into contractor agreements to construct factory building and leasehold improvements on the land in Xinxing, the PRC for total consideration of $1,852,000.  $1,187,000 has been paid, and the remaining balance of $665,000 is to be paid in accordance with the progress of the construction.
(b)	Contingent liabilities
The Company has entered into an employment agreement with a director, Anthony So. Mr. So's employment agreement provides for a maximum yearly salary of approximately $800,000 per year plus bonus. The initial term of the employment agreement expired on March 31, 2013 ("Initial Term"); however, the employment agreement has been renewed under a provision in the agreement that provides for automatic renewal for successive one year period, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement. Mr. So's employment agreement contains a provision under which the Company will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement occurs. The employment agreement was renewed automatically, and will expire on March 31, 2015, unless automatically renewed.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

13	Stockholders' equity
(a)	Repurchase of common stock
In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000.  The Board of Directors believed that the common stock was undervalued and that the repurchase of common stock would be beneficial to the Company's shareholders.  The Company (through its subsidiary) has repurchased an aggregate of 330,736 shares of its common stock, including 70,019 ($134,000) shares that were repurchased during the fiscal year ended March 31, 2009.   No shares were repurchased during the three fiscal years ended March 31, 2012, 2013 and 2014.  The Company may from time to time repurchase shares of its common stock under this program.
(b)	Preferred stock
The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company's Board of Directors in its sole discretion without the approval of the shareholders, with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company's Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2014.
(c)	Dividends
No dividends were declared by the Company for each of the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans
(a)	On September 7, 2004, the Company's stockholders adopted the 2004 Stock Bonus Plan (the "Stock Bonus Plan") which authorizes the issuance of up to five hundred thousand (500,000) shares of the Company's common stock in the form of stock bonus.
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
On March 23, 2004, the Company's stockholders adopted the 2004 Stock Option Plan (the "2004 Plan") which provides for the grant of up to six hundred thousand (600,000) shares of the Company's common stock in the form of stock options, subject to certain adjustments as described in the Plan.
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
In October 1996, the Company's Board of Directors approved the 1996 Stock Option Plan and 1996 Non-Employee Directors' Stock Option Plan.  Under the 1996 Stock Option Plan, the Company may grant options of common stock to certain employees and directors of the Company for a maximum of 900,000 shares.  The 1996 Stock Option Plan is administered by a committee appointed by the Board of Directors which determines the terms of options granted, including the exercise price, the option periods and the number of shares to be subject to each option.  The exercise price of options granted under the 1996 Stock Option Plan may be less than the fair market value of the common shares on the date of grant.  The maximum term of options granted under the 1996 Stock Option Plan is 10 years.  The right to acquire the common shares is not assignable except for certain conditions stipulated in the 1996 Stock Option Plan.
Under the 1996 Non-Employee Directors' Stock Option Plan, the non-employee directors were automatically granted stock options on the third business day following the day of each annual general meeting of the Company to purchase shares of common stock.   The maximum number of authorized shares under the 1996 Non-Employee Director's Stock Option Plan was 600,000. The exercise price of all options granted under the 1996 Non-Employee Directors' Stock Option Plan shall be one hundred percent of the fair market value per share of the common shares on the date of grant.  The maximum term of options granted under the 1996 Non-Employee Directors' Stock Option Plan is 10 years.  No stock option may be exercised during the first six months of its term except for certain conditions provided in the 1996 Non-Employee Directors' Stock Option Plan.  The right to acquire the common shares is not assignable except for under certain conditions stipulated in the 1996 Non-Employee Directors' Stock Option Plan.
In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61.  The options expired on March 31, 2013.  The exercise prices of these options were equal to the fair market value at the time of grant.  No such options have been exercised during the years ended March 31, 2012, 2013 and 2014.
In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12.  The options expired on March 25, 2014.  The exercise prices of these options were equal to the fair market value at the time of grant.  No such options were exercised during the years ended March 31, 2012, 2013 and 2014.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (continued)
(a)	(Continued)
In September 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.20.  The options shall expire on September 12, 2014 and can be exercised at any time after granting.  The exercise prices of these options were equal to the fair market value at the time of grant.  No such option was exercised during the years ended March 31, 2012, 2013 and 2014.
In December 2005, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $4.50. The options shall expire on December 4, 2015 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options had been exercised during the years ended March 31, 2012, 2013 and 2014.
On November 16, 2006, the Board of Directors of the Company voted to rescind the Company's 1996 Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Plan"). All options previously granted under the Non-Employee Directors' Plan continue in full force and effect pursuant to their terms of grant.
During the fiscal years ended March 31, 2012, 2013 and 2014, no shares or share options were granted under the 1996 Stock Option Plan.
(b)	The stock options summary as of March 31, 2014 is as follows:

	Number	Weighted average exercise
	of options	price

Balance, March 31, 2012	452,500	$2.61
Expired	(342,500)	$1.61

Balance, March 31, 2013	110,000	$5.71
Expired	(40,000)	$6.12

Balance, March 31, 2014	70,000	$5.47

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (continued)
(c)	The following table summarizes information about all stock options of the Company outstanding as at March 31, 2014:
		Weighted
	Number	average	Exercisable
Weighted average	outstanding at	remaining life	shares at
exercise price	March 31, 2014	(years)	March 31, 2014

$4.50	30,000	1.8	30,000

$6.20	40,000	0.5	40,000

$5.47	70,000	1.0	70,000

The intrinsic value of options outstanding and exercisable was $nil, $nil and $nil on March 31, 2012, 2013 and 2014, respectively.  The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company's common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2012, 2013 and 2014.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

15	Related party transactions

(a)	The Group paid emoluments, commissions and/or consultancy fees to its directors and officers as follows:

Year ended March 31,	Mr. Anthony So	Mr. Kim Wah Chung	Mr. Woo-Ping Fok	Mr. Andrew So

	Director, Chief Executive Officer and Treasurer	Director	Director	Director
$ in thousands		$ in thousands	$ in thousands	$ in thousands

2012	$857 (i), (iii)	$161 (iii)	Nil	$88
2013	$857 (i), (iii)	$160 (iii)	Nil	$124
2014	$857 (i), (iii)	$161 (iii)	Nil	$128

Mr. Henry Schlueter		Mr. Albert So

	Director and Assistant Secretary	Director, Chief Financial Officer and Secretary
$ in thousands		$ in thousands

2012	$68 (ii)	$118
2013	$74 (ii)	$124 (iii)
2014	$84 (ii)	$125 (iii)

The emoluments paid to the Group's directors and officers were included in the salaries and related costs, while the consultancy fees or professional fees paid to Schlueter & Associates, P.C., were included in the administration and general expenses.
(i)	Apart from the emoluments paid by the Group as shown above, one of the properties of the Group in Hong Kong is also provided to Mr. Anthony So for his accommodation.
(ii)
The amounts for the years ended March 31, 2012, 2013 and 2014 represented professional fees paid to Schlueter & Associates, P.C., the Group's SEC counsel, in which Mr. Henry Schlueter is one of the principals.

(iii)
The amount for the year ended March 31, 2012, included unpaid vacation payments of $57,000 and $10,000 for Mr. Anthony So, and Mr. Kim Wah Chung, respectively. The amount for the year ended March 31, 2013, included unpaid vacation payments of $57,000, $9,000, $5,000 for Mr. Anthony So, Mr. Kim Wah Chung, and Mr. Albert So, respectively. The amount for the year ended March 31, 2014, included unpaid vacation payments of $10,000, for Mr. Kim Wah Chung. The amount for the year ended March 31, 2014 included vacation payment of $57,000 for Mr. Anthony So.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

15	Related party transactions (continued)
During the fiscal year ended March 31, 2014, the Company made loans aggregating approximately $1,052,000 to a director Mr. Anthony So. Management believed at the time that the loans were made that these loans were permissible and did not violate Section 13(k) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), because Mr. So would be able to repay the full amount by foregoing his salary and accrued annual leave payments until the loans had been paid in full.
The Company advanced the funds to Mr. So on two separate occasions, and Mr. So directed that his salary payments and accrued annual leave payments be used to offset the amounts that we loaned to him. In addition, Mr. Albert So and Mr. Andrew So, who are officers and directors of the Company, directed the Company to use their accrued annual leave payments to partially satisfy the amounts due to the Company from Mr. Anthony So. On March 31, 2014, the amount due to the Company from Mr. So was $166,000. On August 7, 2014, Mr. So paid $166,000 to the Company to fully repay the amounts loaned to him. The loans were non-interest bearing.
Notwithstanding Mr. Anthony So's repayment in full of the loans made to him, those loans constitute a violation of Section 13(k) of the Exchange Act and Section 402(a) of Sarbanes-Oxley.
As a result of this inadvertent violation, the Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Company. The policy provides that "The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company."

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

16	Concentrations and credit risk
The Group operates principally in the PRC (including Hong Kong) and grants credit to its customers in this geographic region.  Although the PRC is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Group's operations.
Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and trade  receivables.
At March 31, 2013 and 2014, the Company had credit risk exposure of uninsured cash and deposits maturing over three months and less than one year in banks of approximately $2,154,000 and $1,165,000, respectively.
A substantial portion, 66%, 52% and 45% of revenue, was generated from one customer for the years ended March 31, 2012, 2013 and 2014, respectively.
The net sales to customers representing at least 10% of net total sales are as follows:
	Year Ended March 31,
	2012		2013		2014
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Customer A	17,499	66	15,818	52	14,080	45
Customer B	106	1	5,493	18	10,396	33
Customer C	3,744	14	3,814	13	2,762	9

	21,349	81	25,125	83	27,238	87

The following customers had balances greater than 10% of the total trade receivables at the respective balance sheet dates set forth below:

	March 31,
	2013		2014
	$ in thousands	%	$ in thousands	%

Customer A	1,152	42	1,523	61
Customer B	884	32	355	14
Customer D	347	13	219	9

		87		84

At March 31, 2013 and 2014, these customers accounted for 87% and 84%, respectively, of net trade receivables.  The trade receivables have repayment terms of not more than twelve months.  Trade receivables for two customers accounted for 75% of total trade receivables as of March 31, 2014 (2013: 74%), and they were covered by credit insurance under a factoring agreement with a bank.  The Group does not require collateral to support financial instruments that are subject to credit risk.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

17	Employee retirement benefits and severance payment allowance

(a)
With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Company in Hong Kong, implemented a defined contribution plan (the "Plan") with a major international insurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the Plan.  Each eligible employee that chooses to participate in the Plan is required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% depending on the eligible employee's salary and number of years in service.

The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong Government and commenced in December 2000.  BEL joined the MPF by implementing a plan with a major international insurance company.  All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, must join the MPF, except for those who joined the Plan before December 2000.  Both the employee's and employer's contributions to the MPF are 5% of the eligible employee's monthly salary and are subject to a maximum mandatory contribution of HK$1,000 (US$128) per month.  Both the maximum mandatory employee's and employer's contributions per month increased to HK$1,250 (US$160) since June 1, 2012, and then later to HK$1,500 (US$192) since June 1, 2014.
Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee's standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group's employees in the PRC.
(b)	The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations. The Group's total contributions to the above schemes for the years ended March 31, 2012, 2013 and 2014 amounted to $239,000, $225,000 and $758,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.
(c)	According to the New Labor Law in the PRC which was effective on January 1, 2009, a company is required to provide one month's salary for each year of service as a severance payment. As such, the Group paid $1,194,000 for severance payment in the fiscal year ended March 31, 2014 to the terminated staff when production was moved from the Shenzhen factory to the Xinxing factory. The Group recognized a provision of $156,000 in the fiscal year ended March 31, 2014 for severance payments for staff in the PRC (2013: $743,000, 2012: $841,000). The accrued severance payment allowance is reviewed every year.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

18	Net loss per share
Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive shares of common stock that were outstanding during the period, including stock options.
The diluted net loss per share is the same as the basic net loss per share for the years ended March 31, 2012, 2013 and 2014, as all potential ordinary shares (452,500 shares on March 31, 2012, 110,000 shares on March 31, 2013 and 70,000 shares on March 31, 2014) from the exercise of stock options are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.
19	Business segment information
(a)	The Group is organized based on the products it offers. Under this organizational structure, the Group's operations can be classified into three business segments, Scales, Pet Electronics Products and Others for the fiscal years ended March 31, 2013 and 2014.
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
The "Others" segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales and pet electronics products, and (ii) sales of scrap materials.
The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years  ended March 31, 2012, 2013, and 2014:
	Year ended March 31,
Product Line	2012	2013	2014
Scales	95%	90%	95%
Pet Electronics Products	3%	8%	4%
Others	2%	2%	1%
Total	100%	100%	100%

The accounting policies of the Group's reportable segments are the same as those described in the description of business and significant accounting policies.  As the revenue and profit or loss for the Pet Electronics Products and Others segment do not meet the threshold in ASC 280-10-50-12 and they have similar economic characteristics, we present our financial information with the three segments combined for the fiscal years ended March 31, 2012, 2013 and 2014.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (continued)
(a)	(Continued)
Summarized financial information by business segment as of March 31, 2012, 2013 and 2014 is as follows:

	Net sales	Operating (loss) / profit	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2012

Scales & Pet Electronics Products & Others	26,682	(117)	17,147	54	3,415

Total operating segments	26,682	(117)	17,147	54	3,415
Corporate	-	-	6,021	176	-

Group	26,682	(117)	23,168	230	3,415

2013

Scales & Pet Electronics Products & Others	30,386	(403)	20,097	120	1,412

Total operating segments	30,386	(403)	20,097	120	1,412
Corporate	-	-	7,026	226	-

Group	30,386	(403)	27,123	346	1,412

2014

Scales & Pet Electronics Products & Others	31,305	295	24,424	1,086	2,898

Total operating segments	31,305	295	24,424	1,086	2,898
Corporate	-	-	7,716	289	-

Group	31,305	295	32,140	1,375	2,898

Operating (loss) / profit by segment equals total operating revenues less expenses directly attributable to the generation of the segment's operating revenues.  Operating loss of the corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group.  Identifiable assets by segment are those assets that are used in the operation of that segment.  Corporate assets consist principally of cash and cash equivalents, investment in life insurance contracts, income tax recoverable, other intangible assets, and other identifiable assets not related specifically to individual segments.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (continued)

(b)	The Group primarily operates in Hong Kong and the PRC. The manufacture of components and their assembly into finished products and research and development are carried out in the PRC. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong, and the PRC.
Total property, plant and equipment, net by geographical areas are as follows:
	March 31,	March 31,
	2013	2014
	$ in thousands	$ in thousands

Hong Kong	1,115	1,090
The PRC	7,184	11,362

Total property, plant and equipment	8,299	12,452

(c)	The following is a summary of net export sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Company for the years ended March 31, 2012, 2013 and 2014:

	Year ended March 31,
	2012		2013		2014
	$ in thousands	%	$ in thousands	%	$ in thousands	%

United States	19,940	75	23,804	78	25,203	81
Germany	4,985	18	5,121	17	4,688	15

	24,925		28,925		29,891

20         Subsequent event
On August 7, 2014, Mr. Anthony So paid $166,000 to the Company to fully repay the amounts loaned to him.