Form 20-F
period 2015-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2015-08-14
CIK 846546

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2015

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

Albert So, Chief Financial Officer

Tel: (852) 2605-5822 Fax: (852) 2691-1724

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

5,577,639 shares of common stock, $0.003 par value, at March 31, 2015 (including 330,736 shares that are held in treasury)

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issue by the International Accounting Standards Board [ ]	Other [ ]

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

REFERENCES

In this Annual Report, “China” refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The terms “Bonso,” “we,” “our,” “us,” “the Group” and the “Company” refer to Bonso Electronics International Inc. and, where the context so requires or suggests, our direct and indirect subsidiaries. References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars, “HK$” are to Hong Kong Dollars, “Euros” or “euro” are to the European Monetary Union's Currency and “RMB” are to Chinese Renminbi.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable to Bonso.

Item 2. Offer Statistics and Expected Timetable

Not Applicable to Bonso.

Item 3. Key Information

A.	Selected Financial Data.

The selected consolidated financial data as of March 31, 2014 and 2015 and for each of the three fiscal years ended March 31, 2013, 2014 and 2015 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars. The selected consolidated financial data set forth below as of March 31, 2011, 2012 and 2013, and for each of the two fiscal years in the period ended March 31, 2011 and 2012, have been derived from our audited consolidated financial statements that are not included in this Annual Report.  The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data

(in 000’s US$ except for shares and per share data)

	Year Ended March 31,
	2011(1)	2012(1) (1)	2013(1)	2014(1)	2015
	$	$	$	$	$
Net sales	28,387	26,682	30,386	31,305	28,944
Cost of sales	(24,760)	(22,782)	(25,263)	(28,631)	(23,092)
Gross profit	3,627	3,900	5,123	2,674	5,852
Rental income	35	34	45	708	1,453
Selling expenses	(249)	(267)	(268)	(389)	(822)
Salaries and related costs	(2,716)	(2,526)	(2,627)	(2,983)	(3,166)
Research and development expenses	(334)	(312)	(396)	(366)	(228)
Administration and general expenses	(1,959)	(2,492)	(2,402)	(2,964)	(3,245)
Gain from liquidation of subsidiary	—	1,448	—	—	—
Other income	149	84	120	20	520
Gain on disposal of property, plant and equipment	155	14	2	3,595	98
(Loss) / income from operations	(1,292)	(117)	(403)	295	462
Interest income	6	7	7	64	18
Interest expense	(56)	(87)	(68)	(136)	(273)
Foreign exchange loss	(130)	(703)	(261)	(444)	(134)
Gain on disposal of intangible assets	41	—	—	—	—
(Loss) / income before income taxes	(1,431)	(900)	(725)	(221)	73
Income tax (expense) / credit	—	(2)	(29)	—	1,037
(Loss) / income from continuing operations	(1,431)	(902)	(754)	(221)	1,110
Loss from discontinued operations(2)	(129)	—	—	—	—
Net (loss) / income	(1,560)	(902)	(754)	(221)	1,110
Net (loss) / earnings per share - basic and diluted(3) - Continuing operations - Discontinued operations - Total	($0.27) ($0.02) ($0.29)	($0.17) ($0.00) ($0.17)	($0.14) ($0.00) ($0.14)	($0.04) ($0.00) ($0.04)	$0.21 $0.00 $0.21
Weighted average shares	5,246,903	5,246,903	5,246,903	5,246,903	5,246,903
Diluted weighted average shares	5,246,903	5,246,903	5,246,903	5,246,903	5,246,903

(1) Certain accounts in the statement of operations for the fiscal years ended March 31, 2011, 2012, 2013 and 2014 have been reclassified to conform with the presentation for the fiscal year ended March 31, 2015.

(2) Loss from discontinued operations represents the results of Korona Haushaltswaren GmbH & Co. KG (“Korona”), a former subsidiary, which was liquidated in February 2012.

(3) The diluted net (loss) / earnings per share was the same as the basic net (loss) / earnings per share for the fiscal years ended March 31, 2011, 2012, 2013, 2014 and 2015 as all potential common shares, including the stock options, are anti-dilutive and therefore excluded from the computation of diluted net (loss) / earnings per share.

Balance Sheet Data

(in 000’s US$ except for shares and per share data)

	March 31,
	2011	2012	2013	2014	2015
	$	$	$	$	$
Cash and cash equivalents, and fixed deposits maturing over three months	5,407	3,014	2,154	1,165	3,027
Working capital of continuing operations	7,657	2,484	(160)	(3,769)	(4,391)
Total assets of continuing operations	21,807	23,168	27,123	32,140	25,777
Total assets of discontinued operations(1)	5	—	—	—	—
Total assets	21,812	23,168	27,123	32,140	25,777
Current liabilities of continuing operations	6,285	9,293	13,942	18,646	13,429
Non-current financial liabilities at fair value	—	—	—	208	112
Income tax liabilities, non-current portion	2,595	2,595	2,595	2,595	—
Total liabilities of continuing operations	8,899	11,890	16,537	21,518	13,922
Total liabilities of discontinued operations(1)	1,086	—	—	—	—
Common stock	17	17	17	17	17
Shareholders’ equity	11,827	11,278	10,586	10,622	11,855
Dividends declared per share	—	—	—	—	—

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

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar or the Chinese Renminbi. The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate. From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB was allowed to move 0.3% on a daily basis against the U.S. Dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%. Following the removal of the U.S. Dollar peg, the RMB appreciated more than 20% against the U.S. Dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. Dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. Dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the government of the People’s Republic of China (“PRC”) would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As of July 15, 2015, the RMB was valued at 6.1089 per U.S. Dollar. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position and the value of our common shares and any dividends payable to our common shareholders in U.S. Dollars.

The Chinese government in the past has expressed its intention in the Basic Law of the PRC to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China in July 1997. However, there can be no assurance that the Hong Kong Dollar will remain pegged against the U.S. Dollar. If the current exchange rate mechanism is changed, we will face increased currency risks, which could have a material adverse effect upon the Company.

We Face Significant Risks If The Chinese Government Changes Its Policies, Laws, Regulations Or Tax Structure Or Its Current Interpretations Of Its Laws, Rules And Regulations Relating To Our Operations In China. Our property in Shenzhen and our manufacturing facility in Xinxing are located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations, confiscatory taxation, changes in employment restrictions, restrictions on imports and sources of supply, import duties, corruption, currency revaluation or the expropriation of private enterprise could materially and adversely affect us. Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activity and greater economic decentralization. If the Chinese government does not continue to pursue its present policies that encourage foreign investment and operations in China, or if these policies are either not successful or are significantly altered, then our business operations in China could be adversely affected. We could even be subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government’s policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we might have to discontinue our operations.

Continuing Economic Weakness May Adversely Affect Our Earnings, Liquidity And Financial Position. The Company’s business has been challenging recently as a consequence of adverse worldwide economic conditions. In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations. These concerns slowed global economic growth and resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. The global economic weakness has negatively impacted our operating results since 2008. Overall, the economic outlook is uncertain as a result of concerns about the general global economy and the decreased rate of growth in China and the European Union. Recessionary conditions may return. If negative economic conditions return, a number of material adverse effects on our business could occur and could have a negative impact upon our results of operations. Further, slower overall growth of the Chinese economy may have a material adverse effect upon the Company and its results of operations. Also, the Company’s Shenzhen factory is leased out to a third party whose main business is manufacturing of printing and packaging materials to be sold domestically. Negative economic conditions in China would affect the results of operations of this tenant, which may not be able to pay future rent to the Company in full or in time according to the lease agreement.

The Economy Of China Has Been Experiencing Significant Growth, Leading To Some Inflation and Increased Labor Costs. The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 2.42% in June 2014 from the level in June 2013 and 1.40% between June 2014 and June 2015. Although slowing down recently, China’s overall economy and the average wage in the PRC are expected to continue to grow. Continuing inflation and material increases in the cost of labor in China could diminish our competitive advantage. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown may reduce our revenues. If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

Changes To PRC Tax Laws And Heightened Efforts By China’s Tax Authorities To Increase Revenues Are Expected To Subject Us To Greater Taxes.  Since January 1, 2012, our PRC subsidiaries have been subject to a single PRC enterprise income tax rate of 25%. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

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

If Our Factories Were Destroyed Or Significantly Damaged As A Result of Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected. All of our products are manufactured at our manufacturing facilities located in Xinxing, Guangdong, China. Fire-fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $34 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factories due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

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

Enforcement Of The Labor Contract Law, Minimum Wage Increases And Future Changes In The Labor Laws In China May Result In The Continued Increase In Labor Costs. On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practices do not, or will not, violate the Labor Contract Law and other labor-related regulations. Between the fiscal years ended March 31, 2010 and 2014, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate. In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for our labor in Shenzhen from RMB 1,100 (or approximately $162) per month to RMB 1,320 (or approximately $206) per month beginning April 1, 2011. The minimum wage was increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012. The minimum wage in Shenzhen was increased to RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and later to RMB 1,808 (or approximately $293) per month beginning February 1, 2014. We started hiring workers in our Xinxing factory during the fiscal year ended March 31, 2013, and the minimum wage at that time in Xinxing was RMB 1,010 per month (or approximately $160). Since May 1, 2015, the minimum wage at Xinxing has been RMB 1,210 per month (or approximately $197 per month). We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facilities without substantially increasing our non-production salaries and related costs. If we are subject to severe penalties or incur significant liabilities in connection with the enforcement of the Labor Contract Law, disputes or investigations, our business and results of operations may be adversely affected. Any future changes in the labor laws in the PRC could result in our having to pay increased labor costs. There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

If We Were To Lose Our Existing Banking Facilities Or Those Facilities Were Substantially Decreased Or Less Favorable Terms Were Imposed Upon Us, The Company Could Be Materially And Adversely Affected. We maintain banking facilities with Hang Seng Bank Limited and China Construction Bank, which are subject to renewal on an annual basis. We use these banking facilities to fund our working capital requirements. The credit markets in Hong Kong and throughout the world have tightened and experienced extraordinary volatility and uncertainty. We have had discussions with several of our banks and believe that the availability of our banking facilities will continue on terms that are acceptable to us. However, as a result of changes in the capital or other legal requirements applicable to the banks or if our financial position and operations were to deteriorate further, our costs of borrowing could increase or the terms of our banking facility could be changed so as to impact our liquidity. If we are unable to obtain needed capital on terms acceptable to us, our business, financial condition, results of operations and cash flows could be materially adversely affected.

In July 2015, the Company entered into an agreement with an unaffiliated third party to sell part of the Company’s land use right in Xinxing, PRC for approximately $866,000. The area of this piece of land is approximately 18% of the total land area of our Xinxing facility, and is included in the land use rights which were pledged as security for one of our banking facilities. The Company is negotiating with the bank for the release of this parcel of land. However, the bank could block the sale of the parcel or could demand that the Company repay the loan in full. In addition, the sale of the land could result in a reduction of the value of the remaining land use right, which could make it more difficult for the Company to obtain similar credit limits and acceptable credit terms in the future.

Risk Factors Relating to Our Business

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue. If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted. We have relied upon three customers for a significant portion of our sales. During the fiscal years ended March 31, 2013, 2014 and 2015, these three customers accounted for approximately 83%, 87% and 80% of sales, respectively. During the fiscal year ended March 31, 2015, 37% of our sales were to a single customer (45% of our sales to another single customer during the fiscal year ended March 31, 2014). We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. Our largest customer in 2013, which accounted for 52% of our net sales in that year, represented 45% in 2014 and 24% in 2015. The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

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

Our Sales Through Retail Merchants Result In Seasonality, Susceptibility To A Downturn In The Retail Economy And Sales Variances Resulting From Retail Promotional Programs. Many of our customers sell to retail merchants. Accordingly, these portions of our customer base are susceptible to downturns in the retail economy. A greater number of our sales of scales products occur between the months of July and October in preparation for the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. However, past sales patterns may not be indicative of future performance.

Our Customers Are Dependent On Shipping Companies For Delivery Of Our Products, And Interruptions To Shipping Could Materially And Adversely Affect Our Business And Operating Results. Typically, we sell our products either F.O.B. Hong Kong, Yantian (Shenzhen) or Nansha (Guangzhou), and our customers are responsible for the transportation of products from Hong Kong, Yantian (Shenzhen) or Nansha (Guangzhou) to their final destinations. Our customers rely on a variety of carriers for product transportation through various world ports. A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results. Similarly, an increase in freight surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.

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

Increased Prices For Raw Materials May Have A Negative Impact Upon Us. The price level of raw materials decreased slightly in the fiscal year ended March 31, 2015, compared to that in the fiscal year ended March 31, 2014. The price of some of the raw materials fluctuates directly with the price of oil. If oil prices were to increase in the future, it will likely result in an increase in the costs of components to us, as well as an increase in our operating expenses, which could have a material adverse effect upon our business and results of operations.

We May Face An Increased Shortage Of Factory Workers. Currently, we have a sufficient number of factory workers at our Xinxing factory and do not expect a significant labor shortage in the next 12 months. However, there can be no assurance that we will not experience an increased need for workers in China in the future or that we will be able to adequately staff our factory in Xinxing in the future. The inability to adequately staff our factories could have a material adverse impact on production, which could lead to delays in shipments or missed sales. In the event that we have delayed or lost sales, we may need to deliver goods by air at our cost to ensure that our products arrive on time, which would likely result in an increase in air freight costs and vendor fines and could result in missed sales, any of which could have a material adverse effect upon our business and our results from operations.

Recent Changes In The PRC’s Labor Law Could Penalize Bonso If It Needs To Make Additional Workforce Reductions. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. During the fiscal year ended March 31, 2014, we paid severance payments of $1,194,000 for reducing our full workforce in Shenzhen, PRC as we moved our operations to the new factory in Xinxing, and the accumulated provision was approximately $256,000 as of March 31, 2015. (2014: $156,000; 2013: $743,000). This accrued severance payment allowance is reviewed every year. We may incur much higher costs under China’s labor laws if we are forced to downsize again, and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

We Face Increasing Competition In Our Industry And May Not Be Able To Successfully Compete With Our Competitors. Our business is in an industry that is becoming increasingly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have. As a result, we may be unable to compete successfully with these competitors. We compete with scale manufacturers in the Far East, the United States and Europe. We believe that our principal competitors in the scale market are other original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”), and all companies engaged in the branded, ODM and OEM business. The scale market is highly competitive, and we face pressures on pricing which could result in lower margins. Lower margins may affect our ability to cover our costs, which could have a material negative impact on our operations and our business.

We Are Controlled By Our Management, Whose Interests May Differ From Those Of The Other Shareholders. As of July 15, 2015, Mr. Anthony So, our founder and Chairman, beneficially owned approximately 46.5% of our common stock (43.5% of our issued and outstanding shares after eliminating 330,736 shares held as treasury stock (“Treasury Stock”)). Andrew So, our Chief Operating Officer and President, beneficially owned approximately 12.8% of our common stock (8.6% of our issued and outstanding shares after eliminating Treasury Stock). Albert So, our Chief Financial Officer, beneficially owned approximately 6.9% of our common stock (4.8% of our issued and outstanding shares after eliminating Treasury Stock). The record ownership of Mr. Anthony So, Mr. Andrew So and Mr. Albert So aggregates 56.9% of the shares entitled to vote. The other directors of the Company own of record 3.7% of the shares entitled to vote. Accordingly, the existing management and directors of the Company can vote in the aggregate 60.6% of the shares entitled to vote. As a result, the current directors and management of the Company are in a position to elect the Board of Directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities. The current directors and management may be able to prevent or cause a change in control of the Company. We also may be prevented from entering into transactions that could be beneficial to us without the current directors’ and management’s consent. The interest of our largest shareholders may differ from the interests of other shareholders. There are no agreements, understandings or commitments among the members of the Board to vote their shares in any specific manner or to vote collectively for or against any matter that may come before the shareholders.

We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements. We are responsible for establishing and maintaining adequate internal control over our financial reporting, as required by Rule 13a-15 under the Securities Exchange Act of 1934. As disclosed in Item 15 – “Controls and Procedures,” we have identified, in conjunction with our independent auditors, certain material weaknesses in our internal control over financial reporting related to our financial closing process, the lack of trained accounting personnel and the failure to enter certain transactions into the accounting records on a timely basis.

A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2015, based on criteria set forth by the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. During the fiscal year ended March 31, 2015, the Company took remediation measures (as discussed in Item 15) to address certain deficiencies noted in our Form 20-F for the fiscal year ended March 31, 2014.

As discussed in Item 15, we are developing and intend to implement remediation plans designed to address these material weaknesses; however, the material weaknesses will not be remediated until the necessary controls have been implemented and are determined to be operating effectively. We do not know the specific time frame needed to fully remediate the material weaknesses identified. We cannot assure you that our efforts to fully remediate these internal control weaknesses will be successful or that similar material weaknesses will not recur. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results.

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

Compliance Costs With The Securities Laws The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), The Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), And Other Regulatory Initiatives Will Increase Our Costs. Changes in corporate governance practices due to the Dodd-Frank Act and the Sarbanes-Oxley Act, changes in the continued listing rules of the NASDAQ Stock Market, new accounting pronouncements and new regulatory legislation, rules or accounting changes have increased our cost of being a U.S. public company and may have an adverse impact on our future financial position and operating results. . These regulatory changes and other legislative initiatives have made some activities more time-consuming and have increased financial compliance and administrative costs for public companies, including foreign private issuers like us. In addition, any future changes in regulatory legislation, rules or accounting may cause our legal and accounting costs to further increase. In addition, these new rules and regulations require increasing time commitments and resource commitments from our company, including from senior management. This increased cost could negatively impact our earnings and have a material adverse effect on our financial position and results of operations. Further, the new rules may increase the expenses associated with our director and officer liability insurance.

During the Fiscal Year Ended March 31, 2014, We Inadvertently Violated Section 402 of the Sarbanes-Oxley Act and Section 13(k) Of The Securities Exchange Act And May Be Subject To Sanctions For Such Violations.

Section 13(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides that it is unlawful for a company such as ours, which has a class of securities registered under Section 12(b) of the Exchange Act to, directly or indirectly, including through any subsidiary, extend or maintain credit in the form of a personal loan to or for any director or executive officer of the company. Issuers violating Section 13(k) of the Exchange Act may be subject to civil sanctions, including injunctive remedies and monetary penalties, as well as criminal sanctions. The imposition of any of such sanctions on the Company may have a material adverse effect on our business, financial position, results of operations or cash flows.

During the fiscal year ended March 31, 2014, we made loans aggregating approximately $1,052,000 to our Chairman and Chief Executive Officer Anthony So. Management believed at the time that the loans were made that these loans were permissible and did not violate Section 13(k) of the Exchange Act, because Mr . Anthony So would be able to repay the full amount by foregoing his salary and accrued annual leave payments until the loans had been paid in full.

We advanced the funds to Mr. So on two separate occasions, and Mr. Anthony So directed that his salary payments and accrued annual leave payments be used to offset the amounts that we loaned to him. In addition, Mr. Albert So and Mr. Andrew So, who are officers and directors of the Company, directed the Company to use their accrued annual leave payments to partially satisfy the amounts due to the Company from Mr. Anthony So. On March 31, 2014, the amount due to the Company from Mr. Anthony So was $166,157. On August 7, 2014, Mr. Anthony So paid $166,157 to the Company to fully repay the amounts loaned to him. The loans were non-interest bearing. See “Major Shareholders and Related Party Transactions.”

Notwithstanding Mr., Anthony So’s repayment in full of the loans made to him, those loans constitute a violation of Section 13(k) of the Exchange Act and Section 402(a) of the Sarbanes-Oxley Act.

As a result of this inadvertent violation, the Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Company. The policy provides that “The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company.”

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

Our Results Could Be Affected By Changes In Currency Exchange Rates. Changes in currency rates involving the Hong Kong Dollar or Chinese Renminbi could increase our expenses. During the fiscal years ended March 31, 2013, 2014 and 2015, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $261,000, $444,000 and $134,000, respectively. Generally, our revenues are collected in United States Dollars. Our costs and expenses are paid in United States Dollars, Hong Kong Dollars and Chinese Renminbi. We face a variety of risks associated with changes among the relative value of these currencies. Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations. If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected. In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations. If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

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

Cancellations Or Delays In Orders Could Materially And Adversely Affect Our Gross Margins And Operating Income. Sales to our OEM customers are primarily based on purchase orders we receive from time to time rather than firm, long-term purchase commitments. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Further, during times of potential component shortages we have purchased, and may continue to purchase, raw materials and component parts in the expectation of receiving purchase orders for products that use these components. In the event actual purchase orders are delayed, are not received or are canceled, we would experience increased inventory levels or possible write-downs of raw material inventory that could materially and adversely affect our business and operating results.

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

We may encounter difficulties in obtaining approval to redevelop our Shenzhen Factory Land, which could adversely affect our growth and business prospects.

As part of our ongoing business strategy we intend to focus our efforts on redeveloping our Shenzhen factory into a high-end commercial complex containing retail space, office space and some residential space. We anticipate that it will take several years to obtain all necessary governmental approvals for us to redevelop the Shenzhen factory, and we think it is likely that we will obtain the necessary approvals. However, there can be no assurance that we will be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, and the development of the commercial complex. Our planned real estate project is subject to significant risks and uncertainties, including without limitation the following:

•	we do not currently have strong brand recognition or relationships in the real estate development and management business;
•	we may not be able to obtain all necessary government approvals or all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the land in a timely manner;
•	we face intense competition from real estate developers that are already in the business for years;
•	our experience and expertise gained from our manufacturing business may not be particularly relevant or applicable to a real estate development and management business; and
•	we may not be able to generate enough revenues to offset our costs in our real estate development and management business.

If we are not successful in development of our property development project, our growth, business, financial condition and results of operations could be adversely affected.

We may not have adequate financing, whether through bank loans or other arrangements, to fund the redevelopment of our Shenzhen factory site, and capital resources may not be available on commercially reasonable terms, or at all.

Redevelopment of our Shenzhen factory will require us to make a significant investment. Property development is capital intensive, and we do not currently have the necessary capital to fund the redevelopment project. We plan to finance our property redevelopment from our cash on hand, bank facilities and other sources. We cannot assure you that lenders will grant us sufficient financing in the future to fully fund the redevelopment project or that funding will be available from other sources. Further, the financing policies of the PRC government relating to the property development sector have varied. It is possible that the PRC government may further tighten financing policies on PRC financial institutions for the property development sector. These property-related financing policies may limit our ability and flexibility to use bank borrowings to finance our property redevelopment project.

We may fail to obtain, or experience material delays in obtaining, requisite certificates, licenses, permits or governmental approvals for redevelopment of our Shenzhen factory, and as a result our redevelopment plans, business, results of operations and financial condition may be materially and adversely affected.

Property development in the PRC is heavily regulated. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. During various stages of our property redevelopment project, we will be required to obtain and maintain various certificates, licenses, permits, certificates and governmental approvals, including but not limited to qualification certificates, land use rights certificates, construction land planning permits, construction works planning permits, construction works commencement permits, pre-sale permits and completion certificates. Before the government authorities issue any certificate, license or permit, we must also meet specific conditions. We cannot assure you that we will be able to adapt to new PRC land policies that may come into effect from time to time with respect to the property development industry or that we will not encounter other material delays or difficulties in fulfilling the necessary conditions to obtain all necessary certificates, licenses or permits for our property development in a timely manner, or at all, in the future. If we fail to obtain or encounter significant delays in obtaining the necessary certificates, licenses or permits we will not be able to continue with our redevelopment plans, and our business, results of operations and financial condition may be adversely affected.

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

No treaty exists between Hong Kong or the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due if:

•	the judgment is for a liquidated amount in a civil matter;
•	the judgment is final and conclusive;
•	the judgment is not, directly or indirectly, for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given);
•	the judgment was not obtained by actual or constructive fraud or duress;
•	the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands;
•	the proceedings in which the judgment was obtained were not contrary to natural justice (i.e. the concept of fair adjudication);
•	the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands;
•	the person against whom the judgment is given is subject to the jurisdiction of a foreign court; and
•	the judgment is not on a claim for contribution in respect of damages awarded by a judgment, which fall under Section 7 of the Protection of Trading Interests Ordinance, Chapter 7 of the Laws of Hong Kong.

Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors’ rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

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

Our Shareholders Do Not Have The Same Protections Or Information Generally Available To Shareholders Of U.S. Corporations Because The Reporting Requirements For Foreign Private Issuers Are More Limited Than Those Applicable To Public Corporations Organized In The United States. We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). We are not subject to certain provisions of the Exchange Act applicable to United States public companies, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within six months or less). Because we are not subject to these rules, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.

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

Item 4. Information on the Company

History and Development of the Company

Bonso Electronics International Inc. was formed on August 8, 1988 as a limited liability International Business Company under the laws of the British Virgin Islands under the name “Golden Virtue Limited.” On September 14, 1988, we changed our name to Bonso Electronics International Inc. We operate under the BVI Business Companies Act.

Effective as of May 1, 2001 we acquired 100% of the equity of Korona Haushaltswaren GmbH & Co. KG, a limited liability partnership registered in Germany (“Korona”). Korona marketed consumer scale products throughout Europe to retail merchandisers and distributors. Effective March 31, 2009, we sold certain assets of Korona to Beurer GmbH, including inventories, accounts receivable, toolings and intellectual property rights. Korona completed its liquidation in February 2012.

Effective as of August 1, 2002, we acquired 51% of the equity of Gram Precision Scales Inc. (“Gram Precision”). Gram Precision was primarily engaged in the distribution and marketing of pocket scales in the United States, Canada and Europe. Effective November 1, 2008, we sold our 51% of the equity of Gram Precision to Mohan Thadani, the founder of Gram Precision.

In April 2007, we formed a wholly-owned subsidiary, Bonso USA, Inc., a Nevada corporation ("Bonso USA"), to focus on the sales of industrial scales in the U.S. market. Bonso USA has been dormant since 2009 and no business activities are being conducted by this subsidiary.

For a description of our current operating subsidiaries, see “Organizational Structure,” below.

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

Business Overview

Bonso Electronics International Inc. designs, develops, produces and sells electronic sensor-based and wireless products for private label original equipment manufacturers (individually “OEM” or, collectively, “OEMs”), original brand manufacturers (individually “OBM” or, collectively, “OBMs”) and original design manufacturers (individually, “ODM” or, collectively, “ODMs”).

Since 1989, we have manufactured all of our products in China in order to take advantage of the lower overhead costs and competitive labor rates. From 1989 until 2013, all of our production took place in our Shenzhen factory; however, during the fiscal year ended March 31, 2013 we began production in our Xinxing factory. We moved all production processes from our Shenzhen factory to the Xinxing factory during the fiscal year ended March 31, 2014, and we rented out the old Shenzhen factory to a third party as a source of rental income.

Our primary business has been the design, development, production and sale of electronic sensor-based and wireless products. Effective with the transfer of manufacturing operations to our new factory in Xinxing we leased our factory in Shenzhen to a third party. This lease marks our entry into the “property” business. The lease with the third party terminates in August 2019. We intend to begin the process of seeking the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high end commercial complex, containing retail space, office space and some residential space. If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

Our principal capital expenditures on property, plant and equipment over the last three years are set forth below:

	2013	2014	2015
Property plant & equipment and land use rights	$1,412,000	$2,898,000	$1,645,000

Our capital expenditures include construction-in-progress, leasehold improvement and the purchase of machinery used in the production of certain of our products.

All of the foregoing capital expenditures were financed principally from internally generated funds, except for two motor vehicles purchased with capital leases.

Products

Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 90% of revenue for the fiscal year ended March 31, 2013, 95% for 2014 and 89% for 2015. We believe that our sensor-based scale products will continue to be a major portion of our scales revenue as we are able to secure orders from our major customers.

During the fiscal year ended March 31, 2013, the Company began to produce certain electrical pet care products, including a bark control device. These products accounted for 10% of revenue for the fiscal year ended March 31, 2015, 4% for 2014 and 8% for 2013.

We also receive revenue from certain customers for the development and manufacture of tooling and molding for scales and pet electronics products although most of the tools and moulds which we produce are used by us for the manufacture of our products. We also generate some sales of scrap materials. These revenues accounted for approximately 2% of net sales for the fiscal year ended March 31, 2013, 1% for 2014 and 1% for 2015.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2013, 2014, and 2015:

	Year ended March 31,
Product Line	2013	2014	2015
Scales	90%	95%	89%
Pet Electronics Products	8%	4%	10%
Others	2%	1%	1%
Total	100%	100%	100%

Business Strategy

We believe that our future growth depends upon our ability to eliminate or decrease the manufacture and sale of lower margin products, strengthen our customer base by enhancing and diversifying our products, increasing the number of customers and expanding into additional markets while maintaining or increasing sales of our products to existing customers, and focusing upon the production and sale of higher margin products. Our future growth and our ability to become profitable are also dependent upon our ability to control production costs and increase production capacity. Our strategy to achieve these goals is as follows:

Increased Focus Upon Manufacturing and Selling Higher Margin Products and the Elimination or Decrease in the Production and Sale of Lower Margin Products. In seeking to return to profitability, we analyzed our product mix and concluded that we were most likely to return to profitability if we eliminated the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. We advised our largest customer for these low margin electronic scale products that without substantial price increases, we would not be in position to continue manufacturing these products in the calendar year beginning January 1, 2015. That customer did not agree to the price increases that we requested, and has shifted this business to alternative suppliers. We are optimistic that this will result in improved profitability for the Group.

Product Enhancement And Diversification. We continually seek to improve and enhance our existing products in order to provide a longer product life-cycle and to meet increasing customer demands for additional features. Our research and development staff are currently working on a variety of projects to enhance our existing scale products and in the postal scale/meter area. Further, we are developing certain electrical pet care products. See “Product Research and Development” and “Competition,” below.

Maintaining And Expanding Business Relations With Existing Customers. We promote relationships with our significant customers through regular communication, including visiting certain of our customers in their home countries and providing direct access to our manufacturing and quality control personnel. This access, together with our concern for quality, has resulted in a relatively low level of defective products. Moreover, we believe that our emphasis on timely delivery, good service and low cost has contributed, and will continue to contribute, to good relations with our customers and increased orders. Further, we solicit suggestions from our customers for product enhancement and when feasible, attempt to develop and incorporate the enhancements suggested by our customers into our products.

Controlling Production Costs. In 1989, recognizing that labor cost was a major factor permitting effective competition in the consumer electronic products industry, we relocated all of our manufacturing operations to China to take advantage of the large available pool of lower-cost manufacturing labor. Continuing this approach and recognizing that labor costs are significantly lower in Xinxing than in Shenzhen, we moved all of our manufacturing from Shenzhen to Xinxing, and there was a reduction in our labor costs as a result. In addition, we have continued to shift production and manufacturing of various parts and components to third party suppliers, including plastic injection molded parts and metal parts. In some cases, we have entered into agreements with third parties in which they lease our equipment from us, and then manufacture parts and components that we use in assembling our final products. Those third parties provide the workers and supervisors, and the necessary raw materials. We lease our machinery or equipment, our dormitory facilities for their workers and supervisory staff and our meals or cafeteria services for the third party’s workers and staff. There are other third party contractors that utilize their own equipment and their own facilities in manufacturing specific components or parts for us.

We are actively seeking to control production costs by such means as redesigning our existing products in order to decrease material and labor costs, controlling the number of our employees, increasing the efficiency of workers by providing regular training and tools and redesigning the flow of our production lines.

New Manufacturing Facility. In November 2006, Bonso entered into a land purchase agreement to acquire 133,500 square meters of land use right for future expansion in Xinxing, China. We have completed construction of the new manufacturing facility and moved all manufacturing operations from Shenzhen to Xinxing. The office building on the Xinxing site was completed in February 2015, and we expect to complete leasehold renovations by December 2015. We intend to carefully monitor our capacity needs and to expand capacity as necessary in the future.

Customers and Marketing

We sell our products primarily in the United States and Europe. Customers for our products are primarily OEMs, OBMs and ODMs which market the products under their own brand names. We market our products to OEMs, OBMs and ODMs through our sales staff at trade shows and via e-mail, our website and facsimile.

Net export sales to customers by geographic area constituting 10% or more of total sales of the Company consisted of the following for each of the three years ended March 31, 2013, 2014 and 2015.

Year ended March 31:

	2013		2014		2015
	$ in thousands	%	$ in thousands	%	$ in thousands	%
United States of America	23,804	78	25,203	81	21,271	73
Germany	5,121	17	4,688	15	6,210	22
Total	28,925	95	29,891	96	27,481	95

We maintain a marketing and sales team of five people. Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customers’ specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and through trade shows and via e-mail, our website and facsimile. No commission payments were paid to the sales team during the fiscal years ended March 31, 2013, 2014 and 2015.

Our major sensor-based electronic scale products and pet electronic products customers and their percentage of sales for the prior three fiscal years are below:

Percent of Sales – Year ended March 31:

Customers	2013	2014	2015
Sunbeam Products, Inc.	52%	45%	24%
Fitbit, Inc.	18%	33%	37%
Kern + Sohn GMBH	13%	9%	19%

Component Parts and Suppliers

We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components. We purchase components for our products primarily from suppliers in Japan, Taiwan, Hong Kong and China.

The price of oil and other raw materials increased during the fiscal years ended March 31, 2011 and 2012 resulting in an increase of our component part prices. We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier and allowing for longer delivery lead times. Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products. The price level of raw materials remained stable in the fiscal year ended March 31, 2014, compared to that in the fiscal year ended March 31, 2013 and decreased slightly in the fiscal year ended March 31, 2015 compared to that in the fiscal year ended March 31, 2014.

Quality Control

We have received ISO 9001:2008 certification from BSI Assurance UK Limited. The ISO 9001:2008 certification was awarded to our subsidiary, Bonso Advanced Technology (Xinxing) Company Limited. ISO 9001 is one of the ISO 9000 series of quality system standards developed by the International Organization for Standardization, a worldwide federation of national standards bodies. ISO 9001 provides a model for quality assurance (and continuous improvement) in product development, manufacturing, installation and servicing that focuses on meeting customer requirements.

The European Union has enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive (“RoHS”). RoHS prohibits the use of certain substances, including lead, in certain products. We believe that we are in compliance with RoHS and have a supply of compliant components from suppliers.

The Company provides to certain customers an additional one to two percent of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facility. In addition, certain products sold by the Company are subject to a limited product quality warranty. The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. The standard limited warranty period is one to three years. Quality returns, refunds, rebates and discounts are recorded net of sales if they are within the warranty period. All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified. Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results. Our contracts do not contain price protection or similar privileges in relation to the sale of goods.

Patents, Licenses, Trademarks, Franchises, Concessions and Royalty Agreements

We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus.

We rely on a combination of patent, trademark and trade secret laws, employee and third party non-disclosure agreements and other intellectual property protection methods to protect our proprietary rights. There can be no assurance that third parties will not assert infringement or other claims against us with respect to any existing or future products. We cannot assure you that licenses would be available if any of our technology were successfully challenged by a third party, or if it became desirable to use any third-party technology to enhance the Company’s products. Litigation to protect our proprietary information or to determine the validity of any third-party claims could result in a significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is determined in our favor.

While we have no knowledge that we are infringing upon the proprietary rights of any third party, there can be no assurance that such claims will not be asserted in the future with respect to existing or future products. Any such assertion by a third party could require us to pay royalties, to participate in costly litigation and defend licensees in any such suit pursuant to indemnification agreements or to refrain from selling an alleged infringing product or service.

Product Research and Development

The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEMs, OBMs and ODMs. We believe our engineering and product development capabilities are important to the future success of our business. As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications. Some of our product design, research and development activities are customer funded and are under agreements with specific customers for specific products. To reduce costs, we conduct our research and development at our facilities in China. We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong. At March 31, 2015, we employed 14 individuals in Hong Kong and China for our engineering staff, who are at various times engaged in research and development.

Competition

The manufacture and sale of electronic sensor-based and wireless products is highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses aggregated approximately $396,000, $366,000 and $228,000 during the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

Seasonality

Generally, the first calendar quarter of each year is typically the slowest sales period because our manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays to permit employees to travel to their homes in China. In addition, sales during the first calendar quarter of scales products usually dip following the increase in sales during the Christmas season. A greater number of our sales of scales products occur between the months of July and October for shipment in preparation for the Christmas holiday. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. However, past sales patterns may not be indicative of future performance.

Transportation

Typically, we sell products either F.O.B. Hong Kong, Yantian (Shenzhen) or Nansha (Guangzhou), which means that our customers are responsible for the transportation of finished products from Hong Kong, Yantian (Shenzhen) or Nansha (Guangzhou) to their final destination. Transportation of components and finished products to and from the point of shipment is by truck. To date, we have not been materially affected by any transportation problems. However, transportation difficulties affecting air cargo or shipping, such as an extended closure of ports that materially disrupts the flow of our customers’ products to their destination, mainly the United States and Europe, could materially and adversely affect our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incurred pending resolution of the problems causing the port closures.

Government Regulation

We are subject to comprehensive and changing foreign, federal, provincial, state and local environmental requirements, including those governing discharges into the air and water, the handling and disposal of solid and hazardous waste and the remediation of contamination associated with releases of hazardous substances. We believe that we are in compliance with current environmental requirements. Nevertheless, we use hazardous substances in our operations and, as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties we may be held liable and may be required to pay the cost of remediation. The amount of any resulting liability could be material.

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

BEL also has one active PRC subsidiary, Bonso Electronics (Shenzhen) Company, Limited (“BESCL”), which is organized under the laws of the PRC and was used to manufacture our products until January 2014. BESCL leased its factory to a third party from August 2013 to August 2019, and is receiving a monthly rental income of approximately $104,000 until August 2016, which will increase to approximately $114,000 from August 2016 to August 2019. Effective with the transfer of manufacturing operations to Xinxing, we ceased manufacturing in this subsidiary and its principal business today is leasing our former manufacturing facility to a third party.

BATL has three active PRC subsidiaries, Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”), which is organized under the laws of the PRC and is used to acquire and hold our new manufacturing facility in Xinxing, Guangdong, China, Xinxing An Bang Metal and Plastic Manufacturing Company Limited (“ANB”), in Xinxing, Guangdong, PRC, for hiring workers for assembly of scales and pet electronics products, and Bonso Technology (Shenzhen) Company Limited (“BTL”), in Shenzhen, PRC, to provide product design and distribution services for the Group.

We also have a wholly-owned British Virgin Islands subsidiary, Modus Enterprise International Inc. (“Modus”), which owned 100% of Korona until Korona’s liquidation during the fiscal year ended March 31, 2012 and which owns 100% of Bonso USA, which has been dormant since 2009 and does not conduct any business activities. (See “History and Development of the Company,” above.)

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

China

Our Shenzhen factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China. This factory consists of one factory building, which contains approximately 186,000 square feet, two workers’ dormitories, containing approximately 103,000 square feet, a canteen and recreation center of approximately 26,000 square feet, an office building, consisting of approximately 26,000 square feet, and two staff quarters for our supervisory employees, consisting of approximately 34,000 square feet, for a total of approximately 375,000 square feet. The Group entered into a rental agreement in June 2013 to rent out the Shenzhen factory to a third party from August 2013 to August 2019. We receive a monthly rental income of approximately $104,000 until August 2016, which will increase to approximately $114,000 from August 2016 to August 2019.

We intend to begin the process of seeking the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high end commercial complex, containing retail space, office space and some residential space. If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

We also own one residential property in Shenzhen, which is located at Lakeview Mansion, B-20C, Hujinju Building No. 63, Xinan Road, Boacheng Baoan Shenzhen, China. It consists of approximately 1,591 square feet and is rented to an unaffiliated third party for an aggregate monthly rental of RMB 4,500, or approximately $731.

In addition, we own two office units in Beijing, namely Units 12 and 13 on the third floor, Block A of Sunshine Plaza in Beijing, China. Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet. One unit is rented to an unaffiliated third party for an aggregate monthly rental of approximately RMB 11,424, or approximately $1,856, while the other unit is rented to another unaffiliated third party for an aggregate monthly rental of approximately RMB 8,000 or approximately $1,299.

Our Xinxing factory is located in Xinxing High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong, China. This factory land area is 1,448,000 square feet, with one factory building consisting of 225,000 square feet, one warehouse consisting of 62,000 square feet, three dormitories consisting of an aggregate of 85,000 square feet and an office building consisting of 49,000 square feet. Leasehold improvements being made to the office building are expected to be completed by December 2015.

On July 10, 2015, the Company entered into an agreement with a third party to sell part of the Company’s land use right in Xinxing, PRC for approximately $866,000. The area of this piece of land is approximately 18% of the total land area of our Xinxing manufacturing facility. The selling price is approximately 86% more than our initial purchase price, and the resulting gain will be determined upon final measurement by the local Land Department and the taxation will be determined by the local tax authorities. This piece of land includes part of the land use rights currently arranged as securities to a bank for the banking facilities arrangement. The Company is working with the bank in order to release part of the land use right to the buyer.

Adequacy of Facilities

We believe our manufacturing complex will be adequate for our reasonably foreseeable needs.

Item 4A. Unresolved Staff CommentsNot Applicable to Bonso.

 Not Applicable to Bonso

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 3. – “Key Information – Selected Financial Data” and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

During the fiscal year ended March 31, 2015, the Company experienced decreased revenues. Our overall sales decreased due to our discontinuation of manufacturing and sales of certain lower margin products.

We derive our revenues principally from the sale of sensor-based scales manufactured in China, which represent 89% of total sales for the fiscal year ended March 31, 2015. As mentioned in Item 3. – “Key Information – Risk Factors,” we are dependent upon a limited number of major customers for a significant portion of our revenues. Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers. Further, the pricing of our scale products is becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed approximately 95% of our revenue during the fiscal year ended March 31, 2015.

Net sales from continuing operations, income (loss) from operations and net (loss) / income were approximately $30,386,000, ($403,000) and ($754,000), respectively, for the fiscal year ended March 31, 2013, $31,305,000, $295,000, and ($221,000), respectively, for the fiscal year ended March 31, 2014 and $28,944,000, $462,000, and $1,110,000, respectively, for the fiscal year ended March 31, 2015.

Labor costs per worker are increasing in China. In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for our labor in Shenzhen, PRC from RMB 1,320 (or approximately $206) per month beginning April 1, 2011, to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, and then to RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and then to RMB 1,808 (or approximately $293) per month beginning February 1, 2014 in Shenzhen, PRC. The minimum wage was RMB 1,010 (or approximately $164) per month in Xinxing, Guangdong, PRC beginning May 1, 2013 and is currently RMB 1,210 (or approximately $197). We believe that future increase in labor costs in China will have a significant effect on our total production costs and results of operations. Our labor costs represented approximately 11.8% of our total production costs in the fiscal year ended March 31, 2015, compared to 14.5% in the fiscal year ended March 31, 2014 and 15.8% in 2013. Total labor costs decreased from approximately $4,151,000 in the fiscal year ended March 31, 2014, to approximately $2,715,000 in the fiscal year ended March 31, 2015. The decrease in overall labor costs was the result of the strategic decrease in the number of workers due to a decrease in orders. There can be no assurance that labor costs will not increase in the future or that any additional increase in labor costs will not have a material adverse effect upon our results of operations.

We have continued to shift production and manufacturing of various parts and components to third party suppliers, including plastic injection molded parts and metal parts. In some cases, we have entered into agreements with third parties in which they lease our equipment from us, and then manufacture parts and components that we use in assembling our final products. Those third parties provide the workers and supervisors, and the necessary raw materials. We lease our machinery or equipment, our dormitory facilities for their workers and supervisory staff, and our meals or cafeteria services for the third party’s workers and staff. There are other third party contractors that utilize their own equipment and their own facilities in manufacturing specific components or parts for us.

We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future. Prices of raw materials increased during the fiscal year ended March 31, 2011, but did not vary significantly during the fiscal years ended March 31, 2012, 2013 and 2014. The price of some of the raw materials utilized by the Company fluctuates directly with the price of oil, and the price of raw materials decreased slightly in the fiscal year ended March 31, 2015, compared to that in the fiscal year ended March 31, 2014. There can be no assurance that raw material costs will not fluctuate or that any additional increase in raw material costs will not have a material adverse effect upon our results of operations.

In seeking to return to profitability, we analyzed our product mix and concluded that we were most likely to return to profitability if we eliminated the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. We advised our largest customer for these low margin electronic scale products that without substantial price increases we would not be in a position to continue manufacturing these products in the calendar year beginning January 1, 2015. That customer did not agree to the price increases that we requested, and has shifted this business to alternative suppliers. We are optimistic that this will result in improved profitability for the Group.

Operating Results

The following table sets forth selected income data as a percentage of net sales for the periods indicated:

	Fiscal Year Ended March 31,
Statement of Operations Data	2013	2014	2015
	%	%	%
Net sales	100.0	100.0	100.0
Cost of sales	(83.1)	(91.5)	(79.8)
Gross profit	16.9	8.5	20.2
Rental income	0.1	2.2	5.0
Selling expenses	(0.9)	(1.2)	(2.8)
Salaries and related costs	(8.6)	(9.5)	(10.9)
Research and development expenses	(1.3)	(1.2)	(0.8)
Administration and general expenses	(7.9)	(9.5)	(11.2)
Other income	0.4	0.1	1.8
Gain on disposal of property, plant and equipment	0.0	11.5	0.3
(Loss) / income from operations	(1.3)	0.9	1.6
Interest income	0.0	0.2	0.1
Interest expenses	(0.2)	(0.4)	(1.0)
Foreign exchange loss	(0.9)	(1.4)	(0.5)
(Loss) / income before income taxes	(2.4)	(0.7)	0.2
Income tax (expense) / credit	(0.1)	(0.0)	3.6
Net (loss) / income	(2.5)	(0.7)	3.8

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014

Net Sales. Our sales decreased approximately $2,361,000, or 7.5%, from approximately $31,305,000 for the fiscal year ended March 31, 2014 to approximately $28,944,000 for the fiscal year ended March 31, 2015. The decrease in sales was primarily due to our strategic decision to give up orders of certain lower margin electronic scale products.

Gross Profit. Gross profit as a percentage of revenue increased to approximately 20.2% during the fiscal year ended March 31, 2015, as compared to approximately 8.5% during the fiscal year ended March 31, 2014. The higher gross margin was primarily the result of a higher percentage of sales being of higher margin products.

Rental Income. Rental income increased approximately $745,000 or 105.2%, from approximately $708,000 for the fiscal year ended March 31, 2014 to approximately $1,453,000 for the fiscal year ended March 31, 2015. The increase was primarily the result of a full year of rental income generated from the Shenzhen factory during the fiscal year ended March 31, 2015, as compared to partial rental income generated since August 1, 2013 from the Shenzhen factory during the fiscal year ended March 31, 2014.

Selling Expenses. Selling expenses increased by approximately $433,000, or 111.3%, from approximately $389,000 for the fiscal year ended March 31, 2014 to approximately $822,000 for the fiscal year ended March 31, 2015. The increase was the result of air freight costs incurred due to a delay in production of certain orders of lower margin electronic scale products.

Salaries And Related Costs. Salaries and related costs increased by approximately $183,000, or 6.1%, from approximately $2,983,000 for the fiscal year ended March 31, 2014 to approximately $3,166,000 for the fiscal year ended March 31, 2015. The increase in salaries and related costs was primarily the result of an increase in employee insurance and pension expenses for the fiscal year ended March 31, 2015.

Research And Development. Research and development expenses decreased approximately $138,000, or 37.7%, from approximately $366,000 for the fiscal year ended March 31, 2014 to approximately $228,000 for the fiscal year ended March 31, 2015. The decrease in research and development was primarily the result of a reduction in engineers for lower margin electronic scale products. Research and development expenses account for 0.8% of net revenue for the fiscal year ended March 31, 2015, and for 1.2% of net revenue for the fiscal year ended March 31, 2014.

Administration And General Expenses. Administration and general expenses increased by approximately $281,000, or 9.5%, from approximately $2,964,000 for the fiscal year ended March 31, 2014 to approximately $3,245,000 for the fiscal year ended March 31, 2015. The increase was primarily attributable to an increase in depreciation and local tax payments for the fiscal year ended March 31, 2015.

Other Income. Other income increased approximately $500,000 or 2,500.0%, from approximately $20,000 for the fiscal year ended March 31, 2014 to approximately $520,000 for the fiscal year ended March 31, 2015. The increase was primarily the result of an increase of $131,000 gain on valuation of forward contracts and an increase of $194,000 for the reduction of aged accounts payable for the fiscal year ended March 31, 2015.

Gain on Disposal of Property, Plant and Equipment. Gain on disposal of property, plant and equipment decreased approximately $3,497,000, or 97.3%, from $3,595,000 for the fiscal year ended March 31, 2014 to approximately $98,000 for the fiscal year ended March 31, 2015. The gain of $3,595,000 for the disposal of property, plant and equipment for the fiscal year ended March 31, 2014 was related to the Shenzhen factory, and was recorded when we transferred all production processes to the Xinxing factory and leased out the Shenzhen factory for rental income. However, no such large gain on disposal of property, plant and equipment was realized during the fiscal year ended March 31, 2015.

Income From Operations. As a result of the factors described above, income from operations increased by 56.6% from a profit of approximately $295,000 for the fiscal year ended March 31, 2014 to a profit of approximately $462,000 for the fiscal year ended March 31, 2015.

Interest Income. Interest income decreased to approximately $18,000 for the fiscal year ended March 31, 2015, as compared to approximately $64,000 for the fiscal year ended March 31, 2014, due to lower interest rates on saving accounts and fixed deposit accounts. During the fiscal year ended March 31, 2014, the Company earned 6% per annum, or approximately $62,000, from a fixed deposit in RMB with the interest rate pegged to the appreciation rate of RMB against USD. During the fiscal year ended March 31, 2015, the Company earned 0.25% per annum, or approximately $3,000, from a similar fixed deposit in RMB for which the interest rate was pegged to the appreciation rate of RMB against USD.

Interest Expense. Interest expense increased approximately $137,000, or 100.7%, from approximately $136,000 for the fiscal year ended March 31, 2014 to approximately $273,000 for the fiscal year ended March 31, 2015. This increase was primarily the result of an increase in bank borrowings obtained in the PRC with higher interest rates.

Foreign Exchange Loss. Foreign exchange loss decreased approximately $310,000, or 69.8%, from approximately $444,000 for the fiscal year ended March 31, 2014 to approximately $134,000 for the fiscal year ended March 31, 2015. This decrease was primarily the result of decrease in magnitude of the appreciation of Chinese Yuan against the United States Dollars during the fiscal year ended March 31, 2015.

Income Tax (Expense) / Credit. Income tax credit was approximately $1,037,000 during the fiscal year ended March 31, 2015, as compared to $nil during the fiscal year ended March 31, 2014. The increase in income tax credit was the result of the reversal of over-provision of the prior years’ uncertain income tax liability. The tax review was concluded and confirmed with local tax authorities during the fiscal year ended March 31, 2015.

Net (Loss) / Income. As a result of the factors described above, net income increased from a loss of approximately $221,000 for the fiscal year ended March 31, 2014 to income of approximately $1,110,000 for the fiscal year ended March 31, 2015, an increase in income of approximately $1,331,000, or 602.3%.

Foreign Currency Translation Adjustments. Foreign currency translation adjustments, net of tax, decreased from approximately $257,000 for the fiscal year ended March 31, 2014 to approximately $123,000 for the fiscal year ended March 31, 2015, a decrease of approximately $134,000, or 52.1%. The decreased foreign currency translation adjustment, net of tax, was primarily the result of reduced fluctuation of the Chinese Renminbi against the United States Dollar.

Comprehensive (Loss) / Income. As a result of the factors described above, comprehensive gain increased from an income of approximately $36,000 for the fiscal year ended March 31, 2014 to an income of approximately $1,233,000 for the fiscal year ended March 31, 2015, an increase of approximately $1,197,000 or 3,325%.

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

Rental Income. Rental income increased approximately $663,000 or 1,473.3%, from approximately $45,000 for the fiscal year ended March 31, 2013 to approximately $708,000 for the fiscal year ended March 31, 2014. The increase was primarily the result of the rental income generated from leasing out the Shenzhen factory since August 1, 2013.

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

Other Income. Other income decreased approximately $100,000, or 83.3%, from approximately $120,000 for the fiscal year ended March 31, 2013 to approximately $20,000 for the fiscal year ended March 31, 2014. A gain of $87,000 for the valuation of forward contracts was recorded during the fiscal year ended March 31, 2013. However, no such gain on valuation of forward contracts was realized during the fiscal year ended March 31, 2014.

Gain on Disposal of Property, Plant and Equipment. A gain of $3,595,000 for the disposal of property, plant and equipment related to the Shenzhen factory was recorded when we transferred all production process to the Xinxing factory and the Shenzhen factory was leased out for rental income. There was $2,000 gain on disposal of property, plant and equipment during the fiscal year ended March 31, 2013.

(Loss) / Income From Operations. As a result of the factors described above, income from operations increased by 173.2% from a loss of approximately $403,000 for the fiscal year ended March 31, 2013 to a profit of approximately $295,000 for the fiscal year ended March 31, 2014.

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

Impact of Inflation

We believe that inflation had an impact on our business during the fiscal years ended March 31, 2012, 2013 and 2014. The minimum wage in Shenzhen, PRC, increased from RMB 1,100 (or approximately $162) per month beginning July 1, 2010 to RMB 1,320 (or approximately $206) per month beginning April 1, 2011, and was later increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, RMB 1,600 (or approximately $254) per month beginning March 1, 2013 and then to RMB 1,808 (or approximately $293) per month beginning February 1, 2014. We believe that the impact of inflation on our business was minimal during the fiscal year ended March 31, 2015 due to the lower price of oil. However, the minimum wage in Xinxing, PRC was increased from RMB 1,010 per month (or approximately $160) to RMB 1,210 per month (or approximately $197) as of May 1, 2015. As a result, we believe that inflation will continue to increase our operating costs and cost of raw materials and have a significant impact upon us in the future. We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production costs in order to keep pace with inflation. Oil prices have been volatile in recent years. If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations. Further, the increase in labor costs and operating costs in the PRC has had a material impact on our profitability.

Taxation

The companies comprising the Group are subject to tax on an entity basis on income arising in, or derived from, Hong Kong and the PRC. The current rate of taxation of the subsidiary operating in Hong Kong is 16.5%. The Group is not subject to income taxes in the British Virgin Islands.

The tax rates for our subsidiary in the PRC were 24% in 2011 and 25% in 2012 and beyond. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Hong Kong or China.

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

During the fiscal years ended March 31, 2012, 2013 and 2014, certain of our subsidiaries were, and continue to be, subject to inquiries from the local tax authorities. Upon the adoption of ASC 740 “Income Taxes”, the Company recorded a provision of approximately $2,595,000 in relation to uncertain tax positions as of April 1, 2007. During the fiscal year ended March 31, 2015, the tax review case was closed and confirmed with the local tax authorities and the final tax and interest payable were approximately $1,545,000. After offsetting with the tax reserve certificates purchased for approximately $1,710,000, the Company obtained a refund of approximately $165,000.

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

Foreign Currency Exchange Rates

We sell most of our products to international customers. Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia. Other markets are other European countries (such as the United Kingdom), Australia and Africa. Sales to international customers are made directly by us to our customers. We sell all of our products in United States Dollars and pay for our material components principally in United States Dollars and Hong Kong Dollars. A very small portion of the components used are paid for in Japanese Yen. Most factory expenses incurred are paid in Chinese Renminbi. Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk arose from potential fluctuations in the Chinese Renminbi and a devaluation in United States Dollars. For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year. During the fiscal year ended March 31, 2015, we experienced a foreign currency exchange loss of approximately $134,000.

A summary of our debts from our banking facilities utilized as at March 31, 2014 and 2015 which was subject to foreign currency risk is as follows:

	March 31, 2014	March 31, 2015
	$ in thousands	$ in thousands

Hong Kong dollars and Chinese Yuan	5,477	5,206

The amount above is due within one year.

Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar. However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar. China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange. China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996. These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon. From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB was allowed to move 0.3% on a daily basis against the United States Dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%. On June 20, 2010, the PBOC announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate, resulting in RMB appreciation against USD from 2010 to 2015, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. Government policy may impact the exchange rate between the RMB and the U.S. Dollar in the future. As of July 15, 2015, the RMB was valued at 6.1089 per U.S. Dollar.

To manage our exposure to foreign currency and translation risks, we may purchase currency exchange forward contracts, currency options or other derivative instruments, provided such instruments may be obtained at suitable prices.

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

Operating activities generated approximately $2,647,000 of net cash for the fiscal year ended March 31, 2015, as compared to $245,000 of net cash for the fiscal year ended March 31, 2014. This increase in the amount of cash generated by operating activities was primarily attributable to an increase in net income and reduction of inventory and trade receivables for the fiscal year ended March 31, 2015.

As of March 31, 2015, we had approximately $3,027,000 in cash and cash equivalents and fixed deposits maturing over three months, as compared to $1,165,000 in cash and cash equivalents and fixed deposits maturing over three months as of March 31, 2014. Working capital at March 31, 2015 was approximately negative $4,391,000, as compared to negative $3,769,000 at March 31, 2014. The decrease in working capital was the result of increased bank loans utilized for the fiscal year ended March 31, 2015. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We believe our working capital is sufficient for our present requirements.

As of March 31, 2015, we had approximately $1,306,000 in net trade receivables, as compared to $2,480,000 as of March 31, 2014. This decrease of $1,174,000 was primarily attributable to the reduction in revenue and the decrease of shipments made towards the end of the fiscal year ended March 31, 2015 as compared to the end of the fiscal year ended March 31, 2014.

As of March 31, 2015, we had approximately $3,121,000 in inventories, as compared to $7,545,000 as of March 31, 2014. This decrease of $4,424,000 was primarily attributable to the reduction in stock levels required for the manufacturing of our products.

As of March 31, 2015, we had a total of approximately $6,621,000 in notes and accounts payable, as compared to $12,940,000 as of March 31, 2014. The decrease of $6,319,000 was primarily attributable to an increase in our repayment of accounts payable to suppliers.

As of March 31, 2015, we had in place general banking facilities with two financial institutions with amounts available aggregating approximately $9,438,000 (2014: $10,698,000). Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans, long-term loans and financial instruments including forward contracts. As of March 31, 2015, we had utilized approximately $5,206,000 from these general banking facilities. Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association, and the People’s Bank of China’s loan benchmark interest rate. The bank credit facilities are collateralized by our bank guarantee and an investment property of the Company. Our bank credit facilities are due for renewal annually. We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. During the fiscal years ended March 31, 2014 and 2015, we paid a total of approximately $136,000 and $273,000, respectively, in interest on indebtedness for continuing operations.

Our current ratio decreased from 0.80 as of March 31, 2014 to 0.67 as of March 31, 2015. Our quick ratio increased from 0.39 as of March 31, 2014 to 0.44 as of March 31, 2015.

The minimum wage was increased to RMB 1,320 (or approximately $206) beginning April 1, 2011, and was later increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, and to RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and then to RMB 1,808 (or approximately $293) per month beginning February 1, 2014 in Shenzhen, PRC. The minimum wage was RMB 1,010 (or approximately $164) per month beginning May 1, 2013 in Xinxing, Guangdong, PRC, and was later increased to RMB 1,210 (or approximately $197) beginning May 1, 2015. Our entire manufacturing operation was moved to Xinxing during the fiscal year ended March 31, 2014, and the overall labor costs have been reduced with the operation in Xinxing.

During the fiscal year ending March 31, 2016, we expect we will need to expend approximately $301,000 on leasehold improvements to the manufacturing facility in Xinxing, China.

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

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2015:

		Payments due by Period
	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Notes payable and bank overdrafts and loans(1) (2)	5,357	3,994	1,363	—	—
Operating leases	368	119	229	20	—
Capital leases(2)	72	25	45	2	—
Construction in Xinxing	301	301	—	—	—
Income tax liabilities	7	7	—	—	—
Total	6,105	4,446	1,637	22	—

(1) Represents amounts due under our banking facilities agreements, without considering the repayment on demand clause.

(2) Includes interest payment.

For a discussion of interest rates on our notes payable and bank loans, see Item 11. – “Qualitative and Quantitative Disclosures About Market Risk,” below.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies include valuation of inventories, revenue recognition, impairment of long-lived assets, allowance for trade receivables and income and deferred income taxes.

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

Revenue Recognition

No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, delivery has occurred and collectability of the sales price is reasonably assured. Revenue is recognized when title and risk of loss transfers to the customer, which is generally when the product is leaving the port of Hong Kong, Shenzhen or Guangzhou as designated by our customers. Shipping costs billed to our customers are included within revenue. Associated costs are classified in cost of sales.

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

Amounts in the consolidated financial statements related to income taxes are calculated using the principles of ASC 740 and ASU 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASC 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carry forwards, are recognized as deferred tax assets. Recognized deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Trend Information

Although we are optimistic about our future in the manufacture and sale of sensor-based scales products, we are dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations. As of March 31, 2015, our backlog of manufacturing orders was $4,581,000 as compared to $6,707,000 as of March 31, 2014. We expect that the demand for our products will decrease in the fiscal year ending March 31, 2016, compared with that in the fiscal year ended March 31, 2015 as a result of our reduction of lower margin electronic scale products.

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

Recent Accounting Pronouncements

The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

In April 2014, the FASB issued ASU 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” ("ASU 2014-08"). ASU 2014-08 amends the definition of a discontinued operation and requires entities to provide additional disclosures for both discontinued operations and disposal transactions that do not meet the discontinued operations criteria. It is effective for annual periods beginning on or after December 15, 2014. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09. “Revenue from Contracts with Customers’ (“ASU 2014-09”). The objective of this Update is to remove inconsistencies and weaknesses in revenue requirements, and to simplify the preparation of financial statements by reducing the number requirements to which an entity must refer. The new standard supersedes virtually all present U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the present standards, as well as additional disclosures. The FASB has voted to approve a one year deferral of the effective date from January 1, 2017 to January 1, 2018, while allowing for early adoption as of January 1, 2017. The Company is currently evaluating the impact this Update will have on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, “Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (“ASU 2014-12”). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, “Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items” (“ASU 2015-01”). The amendments in ASU 2015-01 eliminate from U.S. GAAP the concept of extraordinary items. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The adoption of ASU 2015-01 is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). The amendments in ASU 2015-02 change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this ASU using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The adoption of ASU 2015-02 is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” (“ASU 2015-03”) which changes the presentation of debt issuance costs in financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The adoption of ASU 2015-03 is not expected to have a material impact on the Company’s consolidated financial statements or disclosures.

In April 2015, the FASB issued ASU 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” (“ASU 2015-05”) (an update to Subtopic 350-40, Intangibles - Goodwill and Other - Internal-Use Software), which provides guidance on accounting for cloud computing fees. If a cloud computing arrangement includes a software license, then the customer should account for the license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. This ASU is effective for arrangements entered into, or materially modified, in interim and annual periods beginning after December 15, 2015. Retrospective application is permitted but not required. The adoption of ASU 2015-05 is not expected to have a material impact on the Company’s consolidated financial statements or disclosures.

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This ASU is effective for arrangements entered into, or materially modified, in interim and annual periods beginning after December 15, 2015. Retrospective application is permitted but not required. The Company is currently evaluating the impact of this ASU on the consolidated financial statements.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our Board of Directors and executive officers are listed below:

Name	Age	Position with Bonso

Anthony So	72	Chairman of the Board, Chief Executive Officer and Director
Andrew So	29	Deputy Chairman of the Board, President, Chief Operating Officer and Director
Albert So	37	Director, Chief Financial Officer, Treasurer, Financial Controller and Secretary
Kim Wah Chung	57	Director of Engineering and Research and Development
Woo-Ping Fok	66	Director
Henry F. Schlueter	64	Director and Assistant Secretary

ANTHONY SO is the founder of Bonso. He has been our Chairman of the Board of Directors since July 1988. He was appointed as the Chief Executive Officer and President on November 16, 2006, and served in those capacities until March 20, 2015 when Andrew So was appointed President. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a Master degree in Business Administration (“MBA”) from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986 and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

ANDREW SO joined the Company in August 2009 and has been a director since February 25, 2012.  Mr. So currently holds the position of Chief Operating Officer and oversees the Company’s daily operations, and has also held the positions of Deputy Chairman of the Board and President since March 20, 2015.   Mr. So graduated with distinctions in 2008 from the University of Toronto, Canada, with a Bachelor of Commerce degree (BComm). From 2008 to 2009, prior to his employment with the Company, Mr. So worked as a Derivatives Analyst at State Street Trust Company Canada, Toronto, Canada. Mr. So graduated from the MBA Program of Hong Kong University of Science and Technology in the Fall of 2014.

ALBERT SO was appointed as the Chief Financial Officer and Secretary of the Company on March 27, 2009. He was appointed Treasurer and Financial Controller of the Company on March 20, 2015. Mr. So was previously employed as the Financial Controller of the Company in January 2008 and as a management trainee of the Company in November 2004.  Mr. So has been a director since March 1, 2013. Prior to his employment as a management trainee of the Company, Mr. So was a student.  Mr. So is a Certified Management Accountant and Financial Risk Manager, and received a Master degree in Business Administration from Heriot-Watt University, Edinburgh, United Kingdom, and a Bachelor degree in Mathematics from Simon Fraser University in Burnaby, British Columbia, Canada.

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

Anthony So, the Company’s Chief Executive Officer and Chairman of the Board of Directors is the father of Andrew So, the Company’s President and Chief Operating Officer, and Albert So, the Company’s Chief Financial Officer, Treasurer and Secretary.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2015 to all directors, former directors and officers as a group for services in all capacities was $1,305,000. Total compensation for the benefit of Anthony So was $857,000, for the benefit of Kim Wah Chung was $160,000, for the benefit of Andrew So was $124,000, for the benefit of Albert So was $109,000 and for the benefit of Henry F. Schlueter was an aggregate of $55,000. The $55,000 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C., for legal services rendered. The amount for the year ended March 31, 2015, included unpaid vacation payments of $9,000 and $57,000 for Kim Wah Chung and Anthony So, respectively.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2015, other than contributions to our Provident Fund Plan, which aggregated $17,000 for officers and directors.

Employment Agreements

We have employment agreements with Anthony So and Kim Wah Chung. Mr. So’s employment agreement provides for a maximum yearly salary of approximately $800,000 per year plus bonus, and Mr. Chung’s employment agreement provides for a maximum yearly salary of approximately $200,000 per year plus bonus, as stated in their respective employment agreements. The initial term of the employment agreements expired on March 31, 2013 (“Initial Term”); however, the employment agreements have been renewed under a provision in the agreements that provides for automatic renewal for successive one year periods, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement. One of the properties of the Group in Hong Kong is also provided to Mr. So as part of his compensation. Mr. So’s employment agreement contains a provision under which the Company will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement, occurs. Both employment agreements with Anthony So and Kim Wah Chung were renewed automatically, and the respective employment agreements will expire on March 31, 2016, unless automatically renewed.

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at July 15, 2015.

Name	Number of Common Shares Subject to Stock Options	Exercise Price Per Share	Expiration Date

Anthony So	150,000	$1.50	March 31, 2020
	150,000	$1.50	March 31, 2025

Andrew So	125,000	$1.50	March 31, 2020
	125,000	$1.50	March 31, 2025

Albert So	60,000	$1.50	March 31, 2020
	60,000	$1.50	March 31, 2025

Kim Wah Chung	40,000	$1.50	March 31, 2020
	40,000	$1.50	March 31, 2025

Woo-Ping Fok	10,000	$4.50	December 4, 2015
	25,000	$1.50	March 31, 2020
	25,000	$1.50	March 31, 2025

Henry F. Schlueter	10,000	$4.50	December 4, 2015
	25,000	$1.50	March 31, 2020
	25,000	$1.50	March 31, 2025

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

(b)	The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group’s total contributions to the above schemes for the years ended March 31, 2013, 2014 and 2015 amounted to approximately $225,000, $758,000 and $693,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Audit Committee

Mr. Woo-Ping Fok is the sole member of the Audit Committee and Mr. Schlueter serves as an ad hoc member. Mr. Fok is “independent” as defined in the NASDAQ listing standards, and Mr. Schlueter may not be considered “independent” since his law firm serves as Bonso’s United States counsel.

The Audit Committee was established to: (i) review and approve the scope of audit procedures employed by our independent auditors; (ii) review and approve the audit reports rendered by our independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of June 30, 2015, the Board of Directors adopted an amended charter for its Audit Committee.

Employees

At March 31, 2015, we employed a total of 528 persons, as compared to 663 persons at March 31, 2014 and 1,127 persons at March 31, 2013; 8 employees in Hong Kong (12 in 2014 and 13 in 2013) and 520 employees in China (651 in 2014 and 1,114 in 2013). Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

Share Ownership

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of July 15, 2015:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership

Anthony So	2,281,770	(1)	300,000	(2)	2,581,770	46.5%
Andrew So	453,000		250,000	(3)	703,000	12.8%
Albert So	250,000		120,000	(4)	370,000	6.9%
Kim Wah Chung	93,700		80,000	(5)	173,700	3.3%
Woo-Ping Fok	66,507		60,000	(6)	126,507	2.4%
Henry F. Schlueter	34,000		60,000	(7)	94,000	1.8%
All Directors and Officers as a group (6)	3,178,997		870,000		4,048,977	66.2%
persons)

Note: The number of shares outstanding is 5,246,903 shares, with 5,577,639 total number of shares issued, which includes 330,736 shares in treasury.  The calculations above are based upon the number of shares issued of 5,246,903.

(1)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(2)	Includes options to purchase 150,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 150,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(3)	Includes options to purchase 125,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and, options to purchase 125,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(4)	Includes options to purchase 60,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 60,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(5)	Includes options to purchase 40,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 40,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(6)	Includes options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015, options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(7)	Includes options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015, options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

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

During the fiscal year ended March 31, 2015, no options were granted under the Employees’ Plan. As of July 15, 2015, there are 30,000 options outstanding which were issued under the 1996 Stock Option Plan.

The 2004 Stock Option Plan

On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the “2004 Plan”), which provided for the grant of up to six hundred thousand (600,000) shares of the Company’s common stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan. At the Annual Meeting of Shareholders held on March 20, 2015, the shareholders approved an amendment to the 2004 Plan to increase the number of shares that could be granted from 600,000 to 850,000.

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

As of March 31, 2015, no options had been granted under the 2004 Plan; however, effective July 9, 2015, the Board of Directors approved the issuance of an aggregate of 850,000 options to officers and directors of the Company at an exercise price of $1.50 per share. As of July 15, 2015, there are 850,000 options outstanding which were issued under the 2004 Plan.

2004 Stock Bonus Plan

On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the “Stock Bonus Plan”), which authorizes the issuance of up to five hundred thousand (500,000) shares of the Company’s Common Stock in the form of a stock bonus.

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

As of March 31, 2015, no shares had been granted under the Stock Bonus Plan.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of July 15, 2015, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned		Options to Purchase Common Stock	Percent of Beneficial Ownership (1)
Anthony So	2,281,770	(2)	300,000	46.5%
Andrew So	453,000		250,000	12.8%
Albert So	250,000		120,000	6.9%
CAS Corporation	290,654	(3)	—	5.5%

(1)	The number of shares outstanding is 5,246,903 shares, with 5,577,639 total number of shares issued, which includes 330,736 shares in treasury. The calculations above are based upon the number of shares issued of 5,246,903.
(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(3)	According to the Schedule 13D filed by CAS Corporation on December 11, 2007.

There are no arrangements known to us which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

During the fiscal years ended March 31, 2013, 2014 and 2015, we paid Schlueter & Associates, P.C. an aggregate of $74,000, $84,000 and $55,000, respectively for legal fees. Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

During the fiscal year ended March 31, 2015, Anthony So, our Chairman and Chief Executive Officer, made an interest-free loan to Bonso Advanced Technology Limited, a subsidiary of Bonso Electronics International Inc., in the principal amount of HK$4,200,000 (approximately US$538,000 as of the date of the loan). The loan is payable in 48 equal monthly installments of HK$87,500 each (approximately US$11,000), commencing on October 31, 2014. As of March 31, 2015, the Company had repaid approximately $67,000 to Mr. Anthony So, and the balance of the loan due to Mr. Anthony So was approximately $471,000.

During the fiscal year ended March 31, 2015, one of our subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and shareholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage. Mr. Anthony So is the sole owner of these three apartment units. The monthly rental payment was approximately $2,000, and the total rent paid to Mr. Anthony So during the fiscal year ended March 31, 2015 was approximately $10,000.

During the fiscal year ended March 31, 2015, one of our subsidiaries in Xinxing, PRC entered into a rental agreement with a director and shareholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters. Mr. Andrew So is the sole owner of this apartment unit. The monthly rental payment was approximately $480, and the total rent paid to Mr. Andrew So during the fiscal year ended March 31, 2015 was approximately $2,000.

During the fiscal year ended March 31, 2014, we made loans aggregating approximately $1,052,000 to our Chairman and Chief Executive Officer, Anthony So. Management believed at the time that the loans were made that these loans were permissible and did not violate Section 13(k) of the Exchange Act, because Mr. So would be able to repay the full amount by foregoing his salary and accrued annual leave payments until the loans had been paid in full.

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

Notwithstanding Mr. Anthony So’s repayment in full of the loans made to him, those loans constitute a violation of Section 13(k) of the Exchange Act and Section 402(a) of the Sarbanes-Oxley Act.

As a result of this inadvertent violation, the Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Company. The policy provides that “The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company.”

Interests of Experts and Counsel

Not Applicable to Bonso.

Legal Proceedings

Not Applicable to Bonso.

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. – “Financial Statements.”

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

The following table sets forth the high and low sale prices for each of the last five years:

Period	High	Low

April 1, 2010 to March 31, 2011	$2.44	$0.86
April 1, 2011 to March 31, 2012	$2.80	$1.07
April 1, 2012 to March 31, 2013	$1.88	$0.88
April 1, 2013 to March 31, 2014	$2.94	$1.33
April 1, 2014 to March 31, 2015	$2.10	$1.11

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2015.

Period	High	Low

July 1, 2013 to September 30, 2013	$1.98	$1.35
October 1, 2013 to December 31, 2013	$2.23	$1.35
January 1, 2014 to March 31, 2014	$2.94	$1.46
April 1, 2014 to June 30, 2014	$2.10	$1.34
July 1, 2014 to September 30, 2014	$2.02	$1.31
October 1, 2014 to December 31, 2014	$1.88	$1.11
January 1, 2015 to March 31, 2015	$1.57	$1.24
April 1, 2015 to June 30, 2015	$1.84	$1.25

The following table sets forth the high and low sale prices during each of the most recent six months.

Period	High	Low

January 2015	$1.44	$1.25
February 2015	$1.57	$1.24
March 2015	$1.54	$1.29
April 2015	$1.70	$1.25
May 2015	$1.84	$1.56
June 2015	$1.72	$1.31

On July 15, 2015, the closing price of our common stock was $1.40. Of the 5,577,639 shares of common stock issued as of June 30, 2015, 5,246,903 shares were outstanding, 2,412,370 shares were held in the United States by 160 holders of record and 330,736 shares were held by the Company as treasury stock. We have 172 shareholders of record.

Transfer and Warrant Agent

The transfer agent and registrar for the common stock is Computershare, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10. Additional Information

Share Capital

Our authorized capital is $170,000, consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Stockholders’ Equity for the fiscal years ended March 31, 2013, 2014 and 2015 included herein in Item 18.

At July 15, 2015, there were 5,577,639 shares of our common stock issued, 5,246,903 shares were outstanding, and 330,736 shares were held by the Company in treasury. All shares were fully paid. In addition, we had outstanding 880,000 options to purchase common stock as follows:

Number of Options	Exercise Price per Share	Expiration Date

30,000	$4.50	December 4, 2015
425,000	$1.50	March 31, 2020
425,000	$1.50	March 31, 2025

At July 15, 2015, there were no shares of our preferred stock outstanding.

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

Our authorized share capital is $170,000, divided into 23,333,334 shares of common stock, $0.003 par value, and 10,000,000 authorized shares of preferred stock, $0.01 par value. Holders of our common stock are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available therefor under British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our common stock are distributable among them according to their respective holdings. Holders of our common stock have no preemptive rights to purchase any additional unissued common shares. No shares of our preferred stock have been issued; however, the Board of Directors has the ability to determine the rights, preferences and restrictions of the preferred stock at their discretion.

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

We signed a Banking Facility Letter dated February 26, 2015 with Hang Seng Bank for an approximately HK$48.3 million (or approximately US$6.2 million) letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring, overdraft facility and financial instruments including forward contracts. A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.1 and is incorporated herein by this reference.

We signed a Banking Facility Letter dated April 29, 2014 with China Construction Bank for RMB 20 million (or approximately $3.2 million) for a letter of credit, import loan and term loans. An extract copy of the English translation of the banking facility letter is attached to this Annual Report on Form 20-F as Exhibit 4.2 and is incorporated herein by this reference.

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

Interest Rate Risk

Our interest rate risk primarily arises from our bank borrowings and our general banking facilities. As at March 31, 2015, we had utilized approximately $5,206,000 of our total banking facilities of $9,438,000. Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts as at March 31, 2015 which were subject to variable interest rates is as below:

		March 31,	Interest
		2015	Rate

Notes payable		$1,830,000	HIBOR(1) + 2.5%

Bank overdraft - secured	$	nil	PRIME + 1%

Factoring	$	nil	HIBOR(1) + 1.5%

Short term loans		$1,026,000	HIBOR(1) + 2.25%,

Long term loans (2)		$2,350,000	HIBOR(1) + 2.25%, and People's Bank of China’s loan benchmark interest rate times 110% for loans in PRC

(1) HIBOR is the Hong Kong Interbank Offer Rate.

(2) A clause in the banking facilities states that the term loans are subject to review any time and also subject to the bank's overriding right of repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities. Therefore, all long-term loans were classified as current liabilities in the consolidated balance sheets.

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by approximately $63,000.

For further information concerning our banking facilities, the interest rates payable and repayment terms, please see Note 7 to our Consolidated Financial Statements included elsewhere in this Annual Report.

Foreign Currency Exchange Rates

For a discussion of our Foreign Currency Exchange Risk, See Item 5. – “Operating and Financial Review and Prospects - Foreign Currency Exchange Rates.”

Item 12. Description of Securities Other Than Equity Securities

Not applicable to Bonso.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Company’s management, with the participation of Andrew So, its Chief Operating Officer, and Albert So, its Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, as of March 31, 2015. Our Company's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

In making this assessment, management used the criteria established in 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, the Company’s management, including its Chief Operating Officer and Chief Financial Officer, have concluded that, as of March 31, 2015, there were certain material weaknesses in our internal controls, over financial reporting related to our financial closing process, the lack of trained accounting personnel and the failure to enter certain transactions into the accounting records on a timely basis. All three of these weaknesses were identified in the Form 20-F that we filed during the previous year.

•	We have not maintained effective internal control over the financial closing process to provide reasonable assurance that the financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP).

•	We did not have:
•	a sufficient number of experienced personnel in our accounting and finance departments to provide reasonable assurance that transactions were being recorded, and adequate supervisory reviews and monitoring activities over financial reporting matters and controls performed, as necessary to permit the preparation of the financial statements in accordance with GAAP;
•	timely and accurate preparation and review of period-end account analyses and timely disposition of any required adjustments; and
•	adequate training of and communication to employees regarding their duties and control responsibilities within the accounting and finance organization to ensure that processes and control activities were being carried out appropriately.

These material weaknesses resulted in material post-closing adjustments reflected in the financial statements for the year ended March 31, 2015. These adjustments resulted in changes to assets, liabilities, stockholders' equity, income and expenses.

During the fiscal year ended March 31, 2014, we identified additional material weaknesses, relating to the conduct of our year end inventory count, and the approval of loans to an officer and director in violation of Section 13(k) adopted under the Exchange Act as more particularly described below. We have taken certain remedial actions to address these matters and management does not believe that these material weaknesses exist as of March 31, 2015. The remedial actions we took to address these two weaknesses included the following:

•	The Company built a new warehouse in order to enhance categorizing and storage of inventory. Also, a new warehouse supervisor was employed who was a former employee of the Company’s old Shenzhen factory to oversee the warehouse control of all inventories.
•	The Company hired a new accounting manager with 20 years of experience in wholly-owned foreign enterprises, for training, reviewing and controlling all the daily bookkeeping and financial report closing activities.
•	The Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Company subsequent to March 31, 2014. The policy provides that “The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company.”
•	Management and the Directors of the Company received training with respect to various requirements under the securities laws of the United States, including “insider trading,” US reporting requirements for foreign private issuers and requirements imposed upon the Company under Sarbanes-Oxley and Dodd-Frank.

Notwithstanding the identified material weaknesses, management believes the consolidated financial statements included in this Annual Report on Form 20-F fairly present in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

Remediation Efforts

In response to the material weaknesses described above, management intends to do the following:

•	Provide further training and communication to its accounting staff with regard to the recording of transactions in the accounting records, and closing procedures and practices.
•	Increase supervisory review and monitoring activities over financial reporting matters and controls.
•	Consider hiring either an additional experienced accountant with U.S. GAAP experience or outside consultants to work with the Company and its accounting staff.

If the remedial measures described above are insufficient to address any of the identified material weaknesses or are not implemented effectively, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future. We are currently working to implement enhanced controls, as discussed above, to address the material weaknesses in our internal control over financial reporting and to remedy the ineffectiveness of our disclosure controls and procedures. A key element of our remediation effort is the ability to recruit and retain qualified individuals to support our remediation efforts. While our Audit Committee and Board of Directors have been supportive of our efforts by supporting the hiring of various individuals in finance, as well as funding efforts to improve our financial reporting system, improvement in internal control will be hampered if we cannot recruit and retain more qualified professionals. Among other things, any unremediated material weaknesses could result in material post-closing adjustments in future financial statements. Furthermore, any such unremediated material weaknesses could have the effects described above in the Risk Factor captioned “We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.” Management believes that the remediation items listed above, if executed, will ensure that data and reports can be relied upon for the purpose of accurately and timely recording transactions in accordance with GAAP.

Changes in Internal Controls

There were no changes in the Company’s internal controls during the period covered by this Report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Henry F. Schlueter is an ad hoc member of the Company’s Audit Committee and is deemed to be a financial expert. Mr. Schlueter, the Company’s outside securities counsel, may not be deemed to be “independent” within the definition of “independence” published by NASDAQ.

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

The Audit Fees indicated below were pre-approved by the Audit Committee before the auditor commenced their work.

Audit Fees

The aggregate fees billed by Moore Stephens CPA Limited for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2015 and 2014 were $190,000 and $200,000, respectively.

Audit Related Fees

There were no fees billed by Moore Stephens CPA Limited for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2015 and for the fiscal year ended March 31, 2014.

Tax Fees

The aggregate fees billed for professional services rendered for tax compliance for the fiscal year ended March 31, 2015 were approximately $3,600 and $4,500 for the fiscal year ended March 31, 2014.

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

Item 16E. Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stocks had been repurchased up to March 31, 2006. On November 16, 2006, the Company's Board of Directors authorized an additional $1,000,000 for the Company’s repurchase of its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000. The Company (through its subsidiary) has repurchased an aggregate of 330,736 shares of its common stock, including 70,019 ($134,000) shares that were repurchased during the fiscal year ended March 31, 2009. No shares were repurchased during the fiscal years ended March 31, 2013, 2014 and 2015. The Company may from time to time repurchase shares of its Common Stock under this program.

Item 16F. Changes in Registrant’s Certifying Accountants.

Not applicable to Bonso.

Item 16G. Corporate Governance.

For a discussion of the ways in which the Company’s corporate governance differs from those followed by domestic companies under the NASDAQ Marketplace listing requirements, see “NASDAQ Exemptions and Home Country Practices” above.

Item 16H. Mine Safety Disclosure.

Not applicable to Bonso.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Item 19. Exhibits

4.1	Banking Facility Letter, dated February 26, 2015 between Bonso and the Hang Seng Bank Limited

4.2	Banking Facility Letter, dated April 29, 2014 between Bonso and China Construction Bank of China

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an Exhibit on Form 20-F filed with the Commission on August 15, 2013.

(2)	Filed as an Exhibit on Form 20-F filed with the commission on August 13, 2004.

14.1	Code of Business Conduct and Ethics

14.2	Code of Ethics for Senior Financial Officers
14.3	Foreign Corrupt Practices Act Compliance Policy

14.4	Whistleblower Policy

99.1	Audit Committee Charter, as amended effective June 30, 2015

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BONSO ELECTRONICS INTERNATIONAL INC.

Dated: August 14, 2015	/s/ Anthony So
Anthony So, Chairman of the Board, Chief Executive Officer and Director

Dated: August 14, 2015	/s/ Albert So
Albert So, Chief Financial Officer, Treasurer and Secretary

Bonso Electronics International Inc.

(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2015

Bonso Electronics International Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Bonso Electronics International Inc.

We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and subsidiaries (the “Company”) as of March 31, 2014 and 2015 and the related consolidated statements of operations and comprehensive (loss) / income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2014 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens CPA Limited

Moore Stephens CPA Limited

Certified Public Accountants

Hong Kong

August 14, 2015

Bonso Electronics International Inc.

Consolidated Balance Sheets

(Expressed in United States Dollars)

			March 31,
	Note		2014	2015
			$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents			116	3,027
Fixed deposits maturing over three months			1,049	—
Trade receivables, net	2		2,480	1,306
Other receivables, deposits and prepayments			1,781	1,154
Receivable from affiliated party	15		166	—
Inventories	3		7,545	3,121
Financial instruments at fair value	9		—	391
Income tax recoverable			1,740	39

Total current assets			14,877	9,038

Investment in life insurance contract	10		131	136
Deposits			293	—

Property, plant and equipment
Buildings			14,339	17,056
Construction-in-progress			3,183	427
Plant and machinery			11,276	9,847
Furniture, fixtures and equipment			1,170	1,325
Motor vehicles			589	572

			30,557	29,227
Less: accumulated depreciation and impairment			(18,105)	(16,743)

Property, plant and equipment, net	4		12,452	12,484

Intangible assets, net	6		4,387	4,119

Total assets			32,140	25,777

Liabilities and stockholders’ equity

Current liabilities

Bank overdrafts - secured	7		630	—
Notes payable - secured	7		2,527	1,830
Accounts payable			10,413	4,791
Accrued charges and deposits			2,597	3,117
Income tax liabilities	8		7	7
Payable to affiliated parties	15		10	66
Bank loans - secured	7		2,320	3,376
Financial instruments at fair value	9		119	84
Current portion of capital lease obligations	11	(a)	23	23
Loan from affiliated party - current portion	15		—	135

Total current liabilities			18,646	13,429

Financial instruments at fair value - non current portion	9		208	112
Capital lease obligations - non current portion	11	(a)	69	45
Income tax liabilities	8		2,595	—
Loan from affiliated party - non current portion	15		—	336

Commitments and contingent liabilities	12

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 2014 and 2015 - 5,577,639, - outstanding shares: 2014 and 2015 - 5,246,903			17	17
Additional paid-in capital			21,765	21,765
Treasury stock at cost: 2014 and 2015 - 330,736 shares			(1,462)	(1,462)
Accumulated deficit			(12,809)	(11,699)
Accumulated other comprehensive income			3,111	3,234

			10,622	11,855

Total liabilities and stockholders’ equity			32,140	25,777

See notes to these consolidated financial statements

Bonso Electronics International Inc.

Consolidated Statements of Operations and Comprehensive (Loss) / Income

(Expressed in United States Dollars)

		Years ended March 31,
	Note	2013 (A)	2014 (A)	2015
		$ in thousands	$ in thousands	$ in thousands

Net sales	19	30,386	31,305	28,944
Cost of sales		(25,263)	(28,631)	(23,092)

Gross profit		5,123	2,674	5,852

Rental income		45	708	1,453
Selling expenses		(268)	(389)	(822)
Salaries and related costs		(2,627)	(2,983)	(3,166)
Research and development expenses		(396)	(366)	(228)
Administration and general expenses		(2,402)	(2,964)	(3,245)
Other income		120	20	520
Gain on disposal of property plant and equipment		2	3,595	98

(Loss) / income from operations	19	(403)	295	462
Interest income		7	64	18
Interest expense		(68)	(136)	(273)
Foreign exchange loss		(261)	(444)	(134)

(Loss) / income before income taxes		(725)	(221)	73
Income tax (expense) / credit	8	(29)	—	1,037

Net (loss) / income		(754)	(221)	1,110

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax		62	257	123

Comprehensive (loss) / income		(692)	36	1,233

Net (loss) / earnings per share	18
- basic and diluted		(0.14)	(0.04)	0.21

Weighted average number of shares outstanding -
- basic and diluted	18	5,246,903	5,246,903	5,246,903

Note A: Certain accounts in the consolidated statements of operations and comprehensive (loss) / income for the fiscal years ended March 31, 2013 and 2014 have been reclassified to conform with the presentation of that of the fiscal year ended March 31, 2015.

See notes to these consolidated financial statements

Bonso Electronics International Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in United States Dollars)

	Common stock			Treasury stock
	Stock Issued	Amount outstanding	Additional paid-in capital	Treasury Shares held	Amount outstanding	Accumulated deficit	Accumulated other comprehensive income-foreign currency adjustments	Total stockholders’ equity
		$ in thousands	$ in thousands		$ in thousands	$ in thousands	$ in thousands	$ in thousands

Balance, April 1, 2012	5,577,639	17	21,765	330,736	(1,462)	(11,834)	2,792	11,278

Net loss	—	—	—	—	—	(754)	—	(754)

Foreign exchange translation adjustment	—	—	—	—	—	—	62	62

Balance, March 31, 2013	5,577,639	17	21,765	330,736	(1,462)	(12,588)	2,854	10,586

Net loss	—	—	—	—	—	(221)	—	(221)

Foreign exchange translation adjustment	—	—	—	—	—	—	257	257

Balance, March 31, 2014	5,577,639	17	21,765	330,736	(1,462)	(12,809)	3,111	10,622

Net income	—	—	—	—	—	1,110	—	1,110

Foreign exchange translation adjustment	—	—	—	—	—	—	123	123

Balance, March 31, 2015	5,577,639	17	21,765	330,736	(1,462)	(11,699)	3,234	11,855

See notes to these consolidated financial statements

Bonso Electronics International Inc.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Years Ended March 31,
	2013 (A)	2014 (A)	2015
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities
Net (loss) / income	(754)	(221)	1,110

Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	120	1,086	1,082
Amortization	226	289	294
Gain on disposal of property, plant and equipment	(2)	(3,595)	(98)
Write-down of inventories	—	874	687
Write off of property, plant and equipment	—	1,511	192
Change in cash surrender value of life insurance contract	(5)	(4)	(5)
Change in fair value of financial instruments	(35)	419	(132)

Changes in assets and liabilities:
Trade receivables	(678)	279	1,174
Other receivables, deposits and prepayments	(792)	(166)	380
Receivable from affiliated party	—	(166)	—
Repayment from affiliated party	—	—	166
Inventories	(1,355)	(2,959)	3,737
Income tax recoverable	(22)	—	—
Accounts payable	2,761	2,620	(5,622)
Accrued charges and deposits	(18)	268	520
Payable to affiliated parties	—	10	56
Income tax liabilities	(37)	—	(894)
Deferred income tax liabilities	(2)	—	—

Net cash (used in) / provided by operating activities	(593)	245	2,647
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	2	40	314
Acquisition of property, plant and equipment	(1,412)	(2,778)	(1,105)
Acquisition of intangible assets	(802)	—	—
Acquisition of financial instruments at fair value	—	—	(390)
Acquisition of fixed deposits	(1,014)	(1,049)	—
Proceeds from maturity of fixed deposits	—	1,014	1,049

Net cash used in investing activities	(3,226)	(2,773)	(132)
Cash flows from financing activities
Capital lease payments	—	(28)	(24)
Advance from notes payable	6,467	7,313	6,275
Repayment of notes payable	(6,061)	(7,062)	(6,972)
Advance from bank overdrafts	180	630	—
Repayment of bank overdrafts	—	(180)	(630)
Advance from bank loans	1,357	963	2,927
Repayment of bank loans	—	—	(1,871)
Net advance from loan from affiliated party	—	—	471

Net cash provided by financing activities	1,943	1,636	176

Net (decrease) / increase in cash and cash equivalents	(1,876)	(892)	2,691
Effect of exchange rate changes on cash and cash equivalents	2	(132)	220
Cash and cash equivalents, beginning of year	3,014	1,140	116

Cash and cash equivalents, end of year	1,140	116	3,027

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	68	136	273
Income tax	90	—	13

Income tax refund received	—	—	165
Non-cash investing activities:
Property plant and equipment acquired under capital lease	—	120	—

Note A: Certain figures in the consolidated statements of cash flows of the years ended March 31, 2013 and 2014 have been reclassified to conform with the presentation of that of March 31, 2015.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies
Bonso Electronics International Inc. and its subsidiaries (collectively, the “Company” or “Group”) are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, pet electronics products and other products.

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

The Company sustained an operating loss in the fiscal year ended March 31, 2013, and operating income of approximately $295,000 and $462,000 in the fiscal years ended March 31, 2014, and 2015, respectively. Notwithstanding the operating losses sustained in the fiscal year ended March 31, 2013 and the negative working capital as of March 31, 2014 and 2015, the accompanying consolidated financial statements have been prepared on a going concern basis. With the unutilized banking facilities of approximately $4,232,000 (refer to note 7) available as of March, 31, 2015 and the increase of gross profit from 8.5% during the fiscal year ended March 31, 2014 to 20.2% during the fiscal year ended March 31, 2015, management believes the Company will have sufficient working capital to meet its financing requirements based upon their experience and their assessment of the Company’s projected performance, credit facilities and banking relationships.

The significant accounting policies are as follows:
(a)	Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries after elimination of inter-company accounts and transactions.
Acquisitions of companies have been consolidated from the date on which control of the net assets and operations was transferred to the Company.
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

Trade receivables are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing trade receivables. Bad debt expense is included in the administrative and general expenses.

The Company recognizes an allowance for doubtful receivables to ensure accounts and other receivables are not overstated due to uncollectibility. Allowance for doubtful receivables is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional allowance for individual accounts is recorded when the Company becomes aware of customers’ or other debtors’ inability to meet their financial obligations, such as bankruptcy filings or deterioration in the customer’s or other debtor’s operating results or financial position. If circumstances related to customers or debtors change, estimates of the recoverability of receivables will be further adjusted.

(e)	Income taxes and deferred income taxes

Amounts in the consolidated financial statements related to income taxes are calculated using the principles of Accounting Standards Codification (“ASC”) 740 and Accounting Standards Updates (“ASU”) 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. ASC 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting bases and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carry forwards, are recognized as deferred tax assets. Recognized deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company complies with ASC 740 “Income Taxes” for uncertainty in income taxes recognized in financial statements. ASC 740 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company’s accounting policy is to treat interest and penalties as components of income taxes.

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
(g)	Property, plant and equipment

(i)	Property, plant and equipment are stated at cost less accumulated depreciation. Leasehold land and buildings are depreciated on a straight-line basis over 15 to 50 years, representing the shorter of the remaining term of the lease or the expected useful life to the Company.

(ii)	Other categories of property, plant and equipment are carried at cost and depreciated using the straight-line method over their expected useful lives to the Company. The principal Oestimated useful lives for depreciation are:

Plant and machinery	- 10 years

Furniture, fixtures and equipment	- 5 to 10 years

Motor vehicles	- 5 years

(iii)	Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.

(iv)	The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year when they are incurred.

(v)	Any gain or loss on disposal is included in the consolidated statements of operations and comprehensive (loss) / income.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)
(h)	Impairment of long-lived assets including intangible assets

Long-lived assets held and used by the Company and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairment made on other long-lived assets are disclosed in the consolidated statements of operations and comprehensive (loss) / income. Since the fiscal year ended March 31, 2014, the Company has transferred all its production process to the factory in Xinxing, PRC, and the factory in Shenzhen was leased out to a third party. As a result, the Company performed an assessment of the value of the land, buildings and intangible assets of the factories in Shenzhen and Xinxing, PRC, and no provision for impairment was made by the Company (2014: $nil; 2013: $nil) based on the assessment.

(i)	Capital and operating leases

Costs in respect of operating leases are charged against income on a straight-line basis over the lease term. Leasing agreements, which transfer to the Company substantially all the benefits and risks of ownership of an asset, are treated as if the asset had been purchased outright. The assets are included in property, plant and equipment (“capital leases”) and the capital element of the lease commitments is shown as an obligation under capital leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligation and the interest element is charged against profit so as to give a consistent periodic rate of charge on the remaining balance outstanding at the end of each accounting period. Assets held under capital leases are depreciated over the useful lives of the equivalent owned assets or the lease term, whichever is shorter.

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

The Company provides to certain customers an additional one to two percent of the quantity of certain products ordered in lieu of a warranty, which is recognized as cost of sales when these products are shipped to customers from the Company’s facilities. In addition, certain products sold by the Company are subject to a limited product quality warranty. The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. During the fiscal year ended March 31, 2015, the Company recorded $nil for such accrual (2014: $nil, 2013: $nil). The standard limited warranty period is one to three years. Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history. All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified. Historically, the Company has not experienced material differences between its estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

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
Advertising costs are expensed as incurred and are included within selling expenses. Advertising costs were approximately $26,000, $16,000 and $9,000 for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.
(m)	Foreign currency translations
(i)	The Company’s functional currency is the United States dollar. The financial statements of foreign subsidiaries where the United States dollar is the functional currency and which have transactions denominated in non-United States dollar currencies are translated into United States dollars at the exchange rates existing on that date. The translation of local currencies into United States dollars creates transaction adjustments which are included in net (loss) / income. Exchange differences are recorded in the statements of operations and comprehensive (loss) / income

(ii)	The financial statements of foreign subsidiaries, where non-United States dollar currencies are the functional currencies, are translated into United States dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for statement of operations. Adjustments resulting from translation of these financial statements are reflected as a separate component of stockholders’ equity in accumulated other comprehensive income.
(n)	Stock options and warrants

Stock options have been granted to employees, directors and non-employee directors. Upon exercise of the options, a holder can acquire shares of common stock of the Company at an exercise price determined by the board of directors. The options are exercisable based on the vesting terms stipulated in the option agreements or plan.

The Company follows the guidance of ASC 718, “Accounting for Stock Options and Other Stock-Based Compensation.” ASC 718 requires companies to record compensation expense for share-based awards issued to employees and directors in exchange for services provided. The amount of the compensation expense is based on the estimated fair value of the awards on their grant dates and is recognized over the required service periods. Our share-based awards include stock options and restricted stock awards. The estimated fair value underlying our calculation of compensation expense for stock options is based on the Black-Scholes pricing model. Forfeitures of share-based awards are estimated at the time of grant and revised, if necessary, in subsequent periods if our estimates change based on the actual amount of forfeitures we have experienced.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)
(o)	Recent accounting pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” ("ASU 2014-08"). ASU 2014-08 amends the definition of a discontinued operation and requires entities to provide additional disclosures for both discontinued operations and disposal transactions that do not meet the discontinued-operations criteria. It is effective for annual periods beginning on or after December 15, 2014. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” ("ASU 2014-09"). The objective of this Update is to remove inconsistencies and weaknesses in revenue requirements, and to simplify the preparation of financial statements by reducing the number requirements to which an entity must refer. The new standard supersedes virtually all present U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the present standards, as well as additional disclosures. The FASB has voted to approve a one-year deferral of the effective date from January 1, 2017 to January 1, 2018, while allowing for early adoption as of January 1, 2017. The Company is currently evaluating the impact this Update will have on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, “Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (“ASU 2014-12”). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the impact this Update will have on its consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items” (”ASU 2015-01”). The amendments in ASU 2015-01 eliminate from U.S. GAAP the concept of extraordinary items. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The adoption of ASU 2015-01 is not expected to have a material impact on the Company’s consolidated financial statements.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(o)	Recent accounting pronouncements (Continued)

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). The amendments in ASU 2015-02 change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this ASU are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this ASU using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The adoption of ASU 2015-02 is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” (“ASU 2015-03”) which changes the presentation of debt issuance costs in financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The adoption of ASU 2015-03 is not expected to have a material impact on the Company’s consolidated financial statements or disclosures.

In April 2015, the FASB issued ASU 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” (“ASU 2015-05”) (an update to Subtopic 350-40, Intangibles - Goodwill and Other - Internal-Use Software), which provides guidance on accounting for cloud computing fees. If a cloud computing arrangement includes a software license, then the customer should account for the license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. This ASU is effective for arrangements entered into, or materially modified, in interim and annual periods beginning after December 15, 2015. Retrospective application is permitted but not required. The adoption of ASU 2015-05 is not expected to have a material impact on the Company’s consolidated financial statements or disclosures.

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This ASU is effective for arrangements entered into, or materially modified, in interim and annual periods beginning after December 15, 2015. Retrospective application is permitted but not required. The Company is currently evaluating the impact of this ASU on the consolidated financial statements.

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

Allowance for doubtful accounts amounted to $1,415,000 as of March 31, 2014 and 2015. The Company believed that the recoverability was doubtful, and continued to include this amount in allowance for doubtful accounts as of March 31, 2014 and 2015.

Most of the Company’s trade receivables are generally unsecured, except for two customers with receivables covered by credit insurance under a factoring agreement.

3	Inventories
The components of inventories as of March 31, 2014 and 2015 are as follows:

	2014	2015
	$ in thousands	$ in thousands

Raw materials	5,137	1,978
Work in progress	2,229	676
Finished goods	179	467

	7,545	3,121

During the fiscal year ended March 31, 2014 and 2015, based upon material composition and expected usage, provision for inventories of approximately $874,000 and $687,000, respectively, were charged to the consolidated statements of operations under cost of sales.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

4	Property, plant and equipment, net

During the fiscal years ended March 31, 2013, 2014 and 2015, depreciation expenses charged to the consolidated statements of operations amounted to approximately $120,000, $1,086,000 and $1,082,000 respectively. As at March 31, 2014 and 2015, fully depreciated assets that were still in use by the Company amounted to $10,122,000 and $9,550,000, respectively.

Property, plant and equipment in Shenzhen and Xinxing were assessed for impairment according to the policy described in note 1(h). The Company concluded that no impairment to property, plant and equipment in Shenzhen and Xinxing were required for the fiscal years ended March 31, 2014 and 2015.
5	Interests in subsidiaries

Particulars of principal subsidiaries as of March 31, 2014 and 2015 are as follows:

Name of company	Place of incorpration and kind of legal entity	Particulars of issued capital registered capital	Percentage of capital held by the Company		Principal activities
			2014	2015
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	HK$5,000,000 (US$641,026)	100%	100%	Investment holding, providing management and administrative support to the Group companies

Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	HK$3,000,000 (US$384,615)	100%	100%	Investment holding

Bonso Electronics (Shenzhen) Company, Limited (“BESCL”)	PRC, limited liability company	US$12,621,222	100%	100%	Investment holding

Bonso Advanced Technology Limited * (“BATL”)	Hong Kong, limited liability company	HK$1,000,000 (US$128,205)	100%	100%	Investment holding, and trading of scales and pet electronics products

Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”)	PRC, limited liability company	US$10,000,000	100%	100%	Production of scales and pet electronics products

Bonso Technology (Shenzhen) Company, Limited (“BTL”)	PRC, limited liability company	HK$200,000	100%	100%	Product development

Xinxing An Bang Metal and Plastic Manufacturing Company Limited (“ANB”)	PRC, limited liability company	HK$500,000	100%	100%	Employs workers for assembly of scales and pet electronics products

* Shares directly held by the Company

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

6	Intangible assets

Intangible assets are analyzed as follows:
	March 31,
	2014	2015
	$ in thousands	$ in thousands

Cost	6,894	6,939
Less: accumulated amortization	(2,507)	(2,820)

	4,387	4,119

The components of other intangible assets are as follows:

	March 31,
	2014	2015
	$ in thousands	$ in thousands

Land use right of factory land in Shenzhen, Guangdong, PRC	2,062	1,880
Land use right of factory land in Xinxing, Guangdong, PRC	2,325	2,239

	4,387	4,119

Amortization expense in relation to other intangible assets was approximately $226,000, $289,000 and $294,000 for each of the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

As of March 31, 2015, future minimum amortization expenses in respect of other intangible assets are as follows:

Year ending March 31,	$ in thousands

2016	294
2017	294
2018	294
2019	294
2020	294
Thereafter	2,649

Total	4,119

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

7	Banking facilities
As of March 31, 2015, the Company had general banking facilities for bank overdrafts, letters of credit, notes payable, factoring and term loans. The facilities are interchangeable with total amounts available of $9,438,000 (2014: $10,698,000). The general banking facilities utilized by the Company are denominated in United States dollars, Hong Kong dollars and Chinese Yuan.

The Company’s general banking facilities, expressed in United States dollars, are further detailed as follows:
	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2015
	2014	2015	2014	2015	2014	2015	Interest	Repayment
	$ in thousands		$ in thousands		$ in thousands		rate	terms
Import and export facilities

Combined limit	6,154	2,564	3,703	1,830	2,451	734

Including sub-limit of:
Notes payable	4,487	2,308	2,527	1,830	1,960	478	HIBOR* +2.5%	Repayable in full within 120 days
Bank overdrafts	641	641	630	—	11	641	Prime rate + 1%	Repayable on demand
Factoring	2,400	2,400	546	—	1,854	2,400	HIBOR* +1.5%	Repayable in 60 days

Other facilities

Export Documentary Credits	1,923	641	—	—	1,923	641
Short Term Loans	1,026	3,547	1,026	1,026	—	2,521	(Note A)	Revolving loan repayable in 30 days

Long Term Loans (1)	1,595	2,686	748	2,350	847	336	(Note A)	Term loans are repayable monthly over 3-years

	10,698	9,438	5,477	5,206	5,221	4,232

Note A: HIBOR* +2.25% for loans in Hong Kong. People's Bank of China’s loan benchmark interest rate times 110% for loans in PRC.

(1) A clause in the banking facilities states that the term loans are subject to review any time and also subject to the bank's overriding right of repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities. Therefore, all long-term loans were classified as current liabilities in the consolidated balance sheets.

* HIBOR is the Hong Kong Interbank Offer Rate

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

7	Banking facilities (continued)

As of March 31, 2015, a treasury product facility of approximately $25,738,000 (2014: $25,738,000) was made available to the Company for transactions of financial instruments including forward contracts, and approximately $2,000,000 (2014: $2,000,000) of the facility was utilized.

One of the properties of the Company located in Hong Kong with net book value of approximately $990,000 and the rental assignment over such property, the rights, interests and benefits of a life insurance contract with book value of approximately $136,000, and a land use right and factory building located in Xinxing, PRC with net book value of approximately $3,550,000 are arranged as securities to the banks for the banking facilities arrangement. Refer to note 20 on subsequent events for sale of land use right after March 31, 2015 and potential impact to the banking facilities.

The Prime Rate, HIBOR and Peoples' Bank of China loan benchmark interest rate were 5.00%, 0.53% and 5.75% per annum, respectively, as of March 31, 2015. The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time. Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

The weighted average interest rates of borrowings of the Company are as follows:

	During the fiscal year ended March 31,
	2014	2015

Bank overdrafts	6.00%	6.00%
Notes payable	2.96%	2.92%
Term Loan in Hong Kong	2.47%	2.47%
Term Loan in PRC	—	6.77%
Factoring	1.96%	1.74%

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax
(a)	The subsidiaries comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong and the PRC. The Company is not subject to income taxes in the British Virgin Islands.

Hong Kong Tax

The subsidiaries operating in Hong Kong are subject to the Hong Kong profits tax rate of 16.5% (2014: 16.5%). BIL has no assessable profits for the year ended March 31, 2015. Both BEL and BATL have assessable profits for the year ended March 31, 2015 and will be offset against prior year tax losses. Therefore, no current year provision for taxation has been made for the year ended March 31, 2015 (2014: $nil).

Since December 2005, BEL was under tax review by the local tax authorities for the profits tax assessment for the fiscal years ended March 31, 2000 to 2005. During the tax years under review, BEL was reporting profits tax with tax benefit of 50% reduction in tax payment due to import processing. However, the local tax authorities later believed that BEL was not entitled to this tax benefit as the PRC factory setup was no longer considered an import processing. Also, during the tax years under review, the local tax authorities believed that some profits of BEII were generated within the territory of Hong Kong and should be taxable in Hong Kong. After review and discussion between the Company and the local tax authorities, both parties agreed that the tax benefit of 50% reduction was not applicable and certain profits of BEII were taxable in Hong Kong during the tax years in review.

During the fiscal year ended March 31, 2015, the tax review case was closed and confirmed with the local tax authorities and the final tax and interest payable were approximately $1,545,000. After offsetting with the tax reserve certificates purchased for approximately $1,710,000, the Company obtained a refund of approximately $165,000.

PRC Tax

All subsidiaries registered in the PRC are subject to a tax rate of 25% (2014: 25%).

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (continued)
(b)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The (loss) / income before income taxes by geographical location is analyzed as follows:

	2013	2014	2015
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	(3,509)	(1,495)	(55)
PRC	2,832	1,337	148
Others	(48)	(63)	(20)

Total	(725)	(221)	73

Others mainly include the (loss) / income from BVI.

(c)	Income tax (expense) / credit comprises the following:
	2013	2014	2015
	$ in thousands	$ in thousands	$ in thousands

Deferred income tax	2	—	—
Current income tax expense	(31)	—	(13)
Income tax credit	—	—	1,050

Total income tax (expense) / credit	(29)	—	1,037

The components of the income tax (expense) / credit by geographical location are as follows:

	2013	2014	2015
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	(29)	—	1,050
PRC	—	—	(13)
Others	—	—	—

Total	(29)	—	1,037

At the end of the accounting period, the income tax liabilities are as follows:

	2014	2015
	$ in thousands	$ in thousands

Non-current	2,595	—
Current	7	7

Total	2,602	7

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (continued)
(d)	Deferred tax assets comprise the following:

	2014	2015
	$ in thousands	$ in thousands

Tax loss carry forwards	853	4,459
Less: Valuation allowance	(853)	(4,459)

	—	—

As of March 31, 2014 and 2015, the Company had accumulated tax losses amounting to approximately $3,600,000 and $25,327,000 (the tax effect thereon is $853,000 and $4,459,000), respectively, subject to the final agreement by the relevant tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other countries. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2015, the Company’s accumulated tax losses of $2,189,000 will expire in 2018, $164,000 will expire in 2019 and $951,000 will expire in 2020.

(e)	Changes in valuation allowance are as follows:
	2013	2014	2015
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	784	700	853
(Credited) / charged to income tax expense	(84)	153	3,606
	──────	──────	──────
Balance, March 31	700	853	4,459
	══════	══════	══════

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (continued)

(f)	The actual income tax (expense) / credit attributable to earnings for the fiscal years ended March 31, 2013, 2014 and 2015 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

	2013	2014	2015
	$ in thousands	$ in thousands	$ in thousands

(Loss) / income before income taxes	(725)	(221)	73

Income tax benefit / (expense) on pretax income at statutory rate	120	36	(12)
Effect of different tax rates of subsidiary operating in other jurisdictions	(249)	(28)	(233)
Profit not subject to income tax	3,600	1,129	542
Expenses not deductible for income tax purposes	(3,469)	(1,137)	(336)
(Decrease) / increase in valuation allowance	(84)	153	3,606
Reversal of provision from conclusion of tax review with tax authorities	—	—	2,595
Tax expense from conclusion of tax review with tax authorities	—	—	(1,545)
Under provision of prior year	(31)	—	—
Utilization of tax losses not previously recognized / (tax losses not yet recognized)	84	(153)	(3,580)

Total income tax (expense) / credit	(29)	—	1,037

The statutory rate of 16.5% used above is that of Hong Kong, where the Company’s main business is located.

(g)	The Company complies with ASC 740 and assessed the tax position during the fiscal year ended March 31, 2015 and concluded that such prior year uncertain income tax liability was no longer required. Included in the total tax liabilities of $7,000 (2014: $2,602,000), the uncertain tax liabilities in respect of this for the year ended March 31, 2015 amounted to $nil (2014: $2,595,000).

The Company’s accounting policy is to treat interest and penalties as components of income taxes. As of March 31, 2015, the Company had no accrued penalties related to uncertain tax positions (2014: $994,000).

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

9	Financial instruments at fair value

The Company complies with ASC 820, “Fair Value Measurements” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

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

During the fiscal year ended March 31, 2015, based on our valuation of the existing forward contracts, we recorded a gain of approximately $131,000 (2014: loss of $419,000) for the change in valuation, resulting in a liability of approximately $196,000 (2014: $327,000).

During the fiscal year ended March 31, 2015, the Company purchased an investment product for approximately $390,000 through Ping An Bank (2014: $nil), and the fair value at March 31, 2015 was valuated at approximately $391,000 (2014: $nil).

At the end of the accounting period, the fair value of the following assets / (liabilities) were as follows:

	March 31, 2014				March 31, 2015
$ in thousands
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Forward contracts (1)	—	(327)	—	(327)	—	(196)	—	(196)
Investment product (2)	—	—	—	—	—	—	391	391

(1)	The fair value of forward contracts was determined based on the present value of expected future cash flows considering the risks involved, and using discount rates appropriate for the respective maturities. Observable level 2 inputs are used to determine the present value of expected future cash flows.

(2)	Observable inputs for the fair value of financial instruments were not assessable. The fair value is determined based on valuation and projection provided by Ping An Bank. On July 8, 2015, the investment product has been redeemed for approximately $397,000 for a net gain of approximately $6,000.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

10	Investment in life insurance contract

Investment in life insurance contract represents the carrying amount (surrender value) of the contract if it is to be terminated by the Company. There is one life insurance contract as of March 31, 2015 and March 31, 2014, with carrying amount of approximately $136,000 and $131,000, respectively. All premiums of this contract have already been paid during the fiscal year ended March 31, 2012. The face amount (death benefit) of this contract is $1,000,000. During the fiscal year ended March 31, 2015, we recorded a gain of approximately $5,000 for the change in valuation (2014: $4,000).

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

11	Leases

(a)	Capital leases

During the year ended March 31, 2014, the Company entered into capital lease obligations amounting to approximately $123,000 for two motor vehicles. During the year ended March 31, 2015, the Company did not enter into additional capital lease obligations.

Future minimum payments under capital leases as of March 31, 2015 with an initial term of more than one year are as follows:

Future minimum payments under capital leases for the years ended March 31,	Principal repayment $ in thousands	Interest payment $ in thousands	Total obligations $ in thousands

2016	23	2	25
2017	23	1	24
2018	20	1	21
2019	2	0	2

	68	4	72

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

11	Leases (continued)
(b)	Operating leases

As of March 31, 2015, the Company leases two properties, a factory in Shenzhen and part of production facilities in Xinxing under rental agreements to third parties. The Company will need to pay a cancellation fee of approximately $69,000 if the Company decides to terminate all the rental agreements before their expiry.

The Shenzhen factory was rented out to a third party from August 1, 2013 to August 1, 2019. The metal stamping facilities in Xinxing were rented out to a third party from July 1, 2013 to June 30, 2016. The plastic injection facilities in Xinxing were rented out to a third party from January 1, 2015 to December 31, 2020. The expected future rental payments to be received are as follows:

Year ending March 31,	$ in thousands

2016	1,307
2017	1,341
2018	1,383
2019	1,383
2020	461
5,875

As of March 31, 2015, the future minimum lease commitment payables in respect of non-cancellable operating leases for two offices in Shenzhen and a staff quarter in Xinxing are as follows:

Year ending March 31,	$ in thousands

2016	119
2017	122
2018	107
2019	20

368

Rental expenses for all operating leases of two office premises in Shenzhen and a staff quarter in Xinxing amounted to approximately $nil, $51,000 and $100,000 for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

12           Commitments and contingent liabilities

(a)	Commitments

Capital expenditures contracted at the balance sheet date but not yet provided for are as follows:

	March 31,
	2014	2015
	$ in thousands	$ in thousands

Construction in Xinxing, Guangdong, PRC	665	301
Leasehold improvement in Hong Kong	73	—
	738	301

As of March 31, 2015, the Company entered into contractor agreements to construct a factory building and leasehold improvements on the manufacturing facility in Xinxing, the PRC for total consideration of $1,561,000. As of March 31, 2015, $1,260,000 has been paid, and the remaining balance of $301,000 is to be paid in accordance with the progress of the construction.

(b)	Contingent liabilities

The Company has entered into an employment agreement with a director, Anthony So. Mr. So’s employment agreement provides for a maximum yearly salary of approximately $800,000 per year plus bonus. The initial term of the employment agreement expired on March 31, 2013 (“Initial Term”); however, the employment agreement has been renewed under a provision in the agreement that provides for automatic renewal for successive one year periods, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement. Mr. So’s employment agreement contains a provision under which the Company will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement occurs. The employment agreement was renewed automatically, and will expire on March 31, 2016, unless automatically renewed.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

13	Stockholders’ equity
(a)	Repurchase of common stock

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000. The Board of Directors believed that the common stock was undervalued and that the repurchase of common stock would be beneficial to the Company's stockholders. The Company (through its subsidiary) has repurchased an aggregate of 330,736 shares of its common stock, including 70,019 ($134,000) shares that were repurchased during the fiscal year ended March 31, 2009. No shares were repurchased during the three fiscal years ended March 31, 2013, 2014 and 2015. The Company may from time to time repurchase shares of its common stock under this program.

(b)	Preferred stock
The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the stockholders, with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2015.
(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Stock option and bonus plans

(a)	1996 Stock Option Plan

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

In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61. The exercise prices of these options were equal to the fair market value at the time of grant. The options expired on March 31, 2013. No such options have been exercised during the year ended March 31, 2013.

In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12. The exercise prices of these options were equal to the fair market value at the time of grant. The options expired on March 25, 2014. No such options have been exercised up to March 31, 2014.

In September 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.20. The exercise prices of these options were equal to the fair market value at the time of grant. The options expired on September 12, 2014. No such options have been exercised up to September 12, 2014.

In December 2005, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $4.50. The options shall expire on December 4, 2015 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No such options had been exercised during the years ended March 31, 2013, 2014 and 2015.

On November 16, 2006, the Board of Directors of the Company voted to rescind the Company’s 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”). All options previously granted under the Non-Employee Directors’ Plan continue in full force and effect pursuant to their terms of grant.

During the fiscal years ended March 31, 2013, 2014 and 2015, no shares or share options were granted under the 1996 Stock Option Plan.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Stock option and bonus plans (continued)

(b)	2004 Stock Bonus Plan

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

(c)	2004 Stock Option Plan

On March 23, 2004, the Company’s stockholders adopted the 2004 Stock Option Plan (the “2004 Plan”) which provides for the grant of up to six hundred thousand (600,000) shares of the Company’s common stock in the form of stock options, subject to certain adjustments as described in the Plan. At the Annual meeting of stockholders held on March 20, 2015, the stockholders approved an amendment to the 2004 Plan to increase the number of shares that could be granted from 600,000 to 850,000.

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

As of March 31, 2015, no options had been granted under the 2004 Plan. Refer to note 20 on subsequent events for options issuance after March 31, 2015.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Stock option and bonus plans (continued)

(d)	The stock options summary as of March 31, 2015 is as follows:

	Number of options	Weighted average exercise price

Balance, March 31, 2013	110,000	$5.71
Expired	(40,000)	$6.12

Balance, March 31, 2014	70,000	$5.47
Expired	(40,000)	$6.20

Balance, March 31, 2015	30,000	$4.50

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Stock option and bonus plans (continued)

(e)	The following table summarizes information about all stock options of the Company outstanding as at March 31, 2015 :
Weighted average exercise price	Number outstanding at March 31, 2015	Weighted average remaining life (years)	Exercisable shares at March 31, 2015

$4.50	30,000	0.8	30,000

The intrinsic value of options outstanding and exercisable was $nil, $nil and $nil on March 31, 2013, 2014 and 2015, respectively. The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2013, 2014 and 2015.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

15	Related party transactions

(a)	The Company paid emoluments, commissions and/or consultancy fees to its directors and officers as follows:

Year ended	Mr. Anthony	Mr. Kim Wah	Mr. Woo-Ping	Mr. Andrew
March 31,	So	Chung	Fok	So
	Director, Chief Executive Officer	Director	Director	Director and Chief Operating Officer
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2013	$857 (i), (iii)	$160 (iii)	Nil	$124
2014	$857 (i), (iii)	$161 (iii)	Nil	$128
2015	$857 (i), (iii)	$160 (iii)	Nil	$124

	Mr. Henry	Mr. Albert
	Schlueter	So
	Director and Assistant Secretary	Director, Chief Financial Officer and Secretary
	$ in thousands	$ in thousands

2013	$74 (ii)	$124 (iii)
2014	$84 (ii)	$125
2015	$55 (ii)	$109

The emoluments paid to the Company’s directors and officers were included in the salaries and related costs, while the consultancy fees or professional fees paid to Schlueter & Associates, P.C., were included in the administration and general expenses.

(i)	Apart from the emoluments paid by the Company as shown above, one of the properties of the Company in Hong Kong is also provided to Mr. Anthony So for his accommodation.

(ii)	The amounts for the years ended March 31, 2013, 2014 and 2015 represented professional fees paid to Schlueter & Associates, P.C., the Company’s SEC counsel, in which Mr. Henry Schlueter is one of the principals.

(iii)	The amount for the year ended March 31, 2013, included unpaid vacation payments of $57,000, $9,000, and $5,000 for Mr. Anthony So, Mr. Kim Wah Chung, and Mr. Albert So, respectively. The amount for the year ended March 31, 2014, included unpaid vacation payments of $10,000, for Mr. Kim Wah Chung. The amount for the year ended March 31, 2014 included vacation payment of $57,000 for Mr. Anthony So. The amount for the year ended March 31, 2015, included unpaid vacation payments of $57,000, $9,000 for Mr. Anthony So and Mr. Kim Wah Chung, respectively.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

15	Related party transactions (continued)

During the fiscal year ended March 31, 2014, the Company made a loan to a director, Mr. Anthony So, resulting in an amount due to the Company from Mr. So of $166,000 on March 31, 2014. On August 7, 2014, Mr. So paid $166,000 to the Company to fully repay the amounts loaned to him.

During the fiscal year ended March 31, 2015, one of the subsidiaries in Hong Kong borrowed an interest-free loan of approximately $538,000 from a director and stockholder, Mr. Anthony So to provide working capital. This loan was to be repaid by installments in 48 months. As of March 31, 2015, the Company had repaid approximately $67,000 to Mr. Anthony So, and the balance of loan due to Mr. Anthony so was approximately $471,000.

During the fiscal year ended March 31, 2015, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage. Mr. Anthony So is the sole owner of these three apartment units. The monthly rental payment was approximately $2,000, and the total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2015 was approximately $10,000.

During the fiscal year ended March 31, 2015, one of the subsidiaries in Xinxing, PRC entered into a rental agreement with a director and stockholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters. Mr. Andrew So is the sole owner of this apartment unit. The monthly rental payment was approximately $480, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2015 was approximately $2,000.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

16	Concentrations and credit risk

The Company operates principally in the PRC (including Hong Kong) and grants credit to its customers in this geographic region. Although the PRC is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and trade receivables. The Company does not require collateral to support financial instruments that are subject to credit risk.

At March 31, 2014 and 2015, the Company had credit risk exposure of uninsured cash and deposits and less than one year in banks of approximately $1,165,000 and $3,027,000, respectively.

A substantial portion, 52%, 45% and 37% of revenue, was generated from one customer for the years ended March 31, 2013, 2014 and 2015, respectively.

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended March 31,
	2013		2014		2015
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	15,818	52	14,080	45	6,879	24
Fitbit, Inc.	5,493	18	10,396	33	10,593	37
Kern + Sohn GMBH	3,814	13	2,762	9	5,424	19

	25,125	83	27,238	87	22,896	80

The following customers had balances greater than 10% of the total trade receivables at the respective balance sheet dates set forth below:

	March 31,
	2014		2015
	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	1,523	61	101	8
Fitbit, Inc.	355	14	324	25
Kern + Sohn GMBH	169	7	224	17
Pitney Bowes Inc.	219	9	355	27

		91		77

At March 31, 2014 and 2015, these customers accounted for 91% and 77%, respectively, of net trade receivables. The trade receivables have repayment terms of not more than twelve months. Trade receivables for two customers accounted for 33% of total trade receivables as of March 31, 2015 (2014: 75%), and they were covered by credit insurance under a factoring agreement with a bank.

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

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government and commenced in December 2000. BEL joined the MPF by implementing a plan with a major international insurance company. All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, must join the MPF, except for those who joined the Plan before December 2000. Both the employee’s and employer’s contributions to the MPF are 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution of HK$1,000 (US$128) per month. Both the maximum mandatory employee’s and employer’s contributions per month increased to HK$1,250 (US$160) since June 1, 2012, and then later to HK$1,500 (US$192) since June 1, 2014.

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Company’s employees in the PRC.

(b)	The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations. The Company’s total contributions and accruals to the above schemes for the years ended March 31, 2013, 2014 and 2015 amounted to $225,000, $758,000 and $693,000, respectively. The Company has no other obligation to make payments in respect of retirement benefits of the employees.

(c)	According to the New Labor Law in the PRC which was effective on January 1, 2008, a company is required to provide one month’s salary for each year of service as a severance payment. As such, the Company paid $1,194,000 for severance payment in the fiscal year ended March 31, 2014 to the terminated staff when production was moved from the Shenzhen factory to the Xinxing factory. The Company recognized a provision of $256,000 in the fiscal year ended March 31, 2015 for severance payments for staff in the PRC (2014: $156,000, 2013: $743,000). The accrued severance payment allowance is reviewed every year.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

18	Net (loss) / earnings per share

Basic (loss) / earnings per share is computed by dividing net (loss) / earnings available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive shares of common stock that were outstanding during the period, including stock options. The outstanding 30,000 options as of March 31, 2015 have an anti-dilutive effect and are excluded from calculation of weighted average shares outstanding.

The diluted net (loss) / earnings per share was the same as the basic net (loss) / shares per share for the years ended March 31, 2013, 2014 and 2015, as all potential common shares (110,000 shares on March 31, 2013, 70,000 shares on March 31, 2014 and 30,000 shares on March 31, 2015) from the exercise of stock options are anti-dilutive and are therefore excluded from the computation of diluted net (loss) / earnings per share.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information

(a)	The Company is organized based on the products it offers. Under this organizational structure, the Company’s operations can be classified into three business segments, Scales, Pet Electronics Products and Others for the fiscal years ended March 31, 2014 and 2015.

Scales operations principally involve production and marketing of sensor-based scales products. These include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. Revenue from scale products were 89% (2014: 95%) of overall revenue of the Company for the fiscal year ended March 31, 2015, and the Company expects that the revenue from scale products will continue to contribute a similar level of revenue for the next 12 months.

Pet Electronics Products principally involve development and production of pet-related electronics products that are used in consumer applications. Revenue from pet electronics products were 10% (2014: 4%) of overall revenue of the Company for the fiscal year ended March 31, 2015, and the Company expects that the revenue from pet electronics products will continue to contribute a similar level of revenue for the next 12 months.

The “Others” segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales and pet electronics products, and (ii) sales of scrap materials.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2013, 2014, and 2015:

	Year ended March 31,
Product Line	2013	2014	2015

Scales	90%	95%	89%
Pet Electronics Products	8%	4%	10%
Others	2%	1%	1%
Total	100%	100%	100%

The accounting policies of the Company’s reportable segments are the same as those described in the description of business and significant accounting policies.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (continued)

(a)	(Continued)

Summarized financial information by business segment as of March 31, 2013, 2014 and 2015 is as follows:

	Net sales	Operating (loss)/income	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2013

Scales & Others (A)	27,998	(371)	18,518	111	1,301
Pet Electronics Products (A)	2,388	(32)	1,579	9	111
Total operating segments	30,386	(403)	20,097	120	1,412

Corporate	—	—	7,026	226	-

Group	30,386	(403)	27,123	346	1,412

2014

Scales & Others(A)	29,837	281	23,279	1,035	2,762
Pet Electronics Products (A)	1,468	14	1,145	51	136

Total operating segments	31,305	295	24,424	1,086	2,898
Corporate	—	—	7,716	289	-

Group	31,305	295	32,140	1,375	2,898

2015

Scales & Others	25,911	414	16,172	968	1,472
Pet Electronics Products	3,033	48	1,893	114	173

Total operating segments	28,944	462	18,065	1,082	1,645
Corporate	—	—	7,712	294	—

Group	28,944	462	25,777	1,376	1,645

Note A: Segment information for the fiscal years ended March 31, 2013 and 2014 have been restated as the Pet Electronics Product segment met the 10% threshold for the fiscal year ended March 31, 2015.

Operating (loss) / income by segment equals total operating revenues less expenses directly attributable to the generation of the segment’s operating revenues. Operating loss of the corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Company. Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, investment in life insurance contracts, income tax recoverable, other intangible assets, and other identifiable assets not related specifically to individual segments.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (continued)

(b)	The Company primarily operates in Hong Kong and the PRC. The manufacture of components and their assembly into finished products and research and development are carried out in the PRC. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong, and the PRC.

Total property, plant and equipment, net by geographical areas are as follows:

	March 31,	March 31,
	2014	2015
	$ in thousands	$ in thousands

Hong Kong	1,090	1,194
The PRC	11,362	11,290

Total property, plant and equipment	12,452	12.484

(c)	The following is a summary of net export sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Company for the years ended March 31, 2013, 2014 and 2015:

	Year ended March 31,
	2013		2014		2015
	$ in thousands	%	$ in thousands	%	$ in thousands	%

United States	23,804	78	25,203	81	21,271	73
Germany	5,121	17	4,688	15	6,210	22

	28,925	95	29,891	96	27,481	95

(d)	The following is a summary of net export sales by customers, constituting 10% or more of total sales of the Company for the years ended March 31, 2013, 2014 and 2015:

		Year ended March 31,
		2013		2014		2015

Customers	Segment	$ in thousand	%	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	Scales & Pet Electronics Products	15,818	52	14,080	45	6,879	24
Fitbit, Inc.	Scales	5,493	18	10,396	33	10,593	37
Kern + Sohn GMBH	Scales	3,814	13	2,762	9	5,424	19

		25,125	83	27,238	87	22,896	80

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

20	Subsequent events

On July 9, 2015, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 850,000 shares of common stock of the Company at an exercise price of $1.50. The options for 425,000 shares will expire on March 31, 2020, and options for 425,000 shares will expire on March 31, 2025. The exercise prices of these options were equal to the fair market value at the time of grant. No such options have been exercised through the date of this report.

On July 10, 2015, the Company entered into an agreement with a third party to sell part of the Company’s land use right in Xinxing, PRC for approximately $866,000. The area of this piece of land is approximately 18% of the total land area of our Xinxing manufacturing facility. The selling price is approximately 86% more than our initial purchase price, and the resulting gain will be determined upon final measurement by the local Land Department and the taxation charges by the local tax authorities. This piece of land includes part of the land use rights currently arranged as securities to a bank for the banking facilities arrangement. The Company is working with the bank in order to release part of the land use right to the buyer.