Form 20-F
period 2016-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2016-08-15
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2016

OR
[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
5,577,639 shares of common stock, $0.003 par value, at March 31, 2016 (including 404,208 shares that are held in treasury)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.
Yes [_]                        No [X]

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes [_]                          No [X]

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]                          No [_]

 Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [_]                          No [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer   [  ]                                                                      Accelerated Filer   [  ]                                                      Non-accelerated filer   [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued	Other [_]
by the International Accounting Standards Board [_]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 [_]                          Item 18 [_]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes [_]                          No [X]

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

The selected consolidated financial data as of March 31, 2015 and 2016 and for each of the three fiscal years ended March 31, 2014, 2015 and 2016 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars.  The selected consolidated financial data set forth below as of March 31, 2012, 2013 and 2014, and for each of the two fiscal years in the period ended March 31, 2012 and 2013, have been derived from our audited consolidated financial statements that are not included in this Annual Report.  The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data
(in 000’s US$ except for shares and per share data)

		Year Ended March 31,
	2012	2013	2014	2015	2016
	$	$	$	$	$
Net sales	26,682	30,386	31,305	28,944	23,892
Cost of sales	(22,782)	(25,263)	(28,631)	(23,092)	(16,476)
Gross profit	3,900	5,123	2,674	5,852	7,416
Rental income	34	45	708	1,453	1,477
Selling expenses	(267)	(268)	(389)	(822)	(420)
Salaries and related costs	(2,526)	(2,627)	(2,983)	(3,166)	(2,961)
Research and development expenses	(312)	(396)	(366)	(228)	(200)
Administration and general expenses	(2,492)	(2,402)	(2,964)	(3,245)	(3,503)
Gain from liquidation of subsidiary	1,448	-	-	-	-
Other income	84	120	20	520	256
Gain on disposal of property, plant and equipment	14	2	3,595	98	718
Gain on disposal of intangible assets	-	-	-	-	519
(Loss) / income from operations	(117)	(403)	295	462	3,302
Interest income	7	7	64	18	15
Interest expense	(87)	(68)	(136)	(273)	(113)
Foreign exchange loss	(703)	(261)	(444)	(134)	(23)
(Loss) / income before income taxes	(900)	(725)	(221)	73	3,181
Income tax (expense) / credit	(2)	(29)	-	1,037	(310)
Net (loss) / income	(902)	(754)	(221)	1,110	2,871
Net (loss) / earnings per share - basic and diluted (1)	$(0.17)	$(0.14)	$(0.04)	$0.21	$0.55
Weighted average shares	5,246,903	5,246,903	5,246,903	5,246,903	5,173,431
Diluted weighted average shares	5,246,903	5,246,903	5,246,903	5,246,903	5,173,431
 (1) The diluted net (loss) / earnings per share was the same as the basic net (loss) / earnings per share for the fiscal years ended March 31, 2012, 2013, 2014, 2015 and 2016 as all potential common shares, including the stock options, are anti-dilutive and therefore excluded from the computation of diluted net (loss) / earnings per share.

Balance Sheet Data
(in 000’s US$ except for shares and per share data)

	March 31,
	2012	2013	2014	2015	2016
	$	$	$	$	$
Cash and cash equivalents, and fixed deposits maturing over three months	3,014	2,154	1,165	3,027	3,547
Working capital	2,484	(160)	(3,769)	(4,391)	(530)
Total assets	23,168	27,123	32,140	25,777	23,021
Current liabilities	9,293	13,942	18,646	13,429	8,137
Non-current financial liabilities at fair value	-	-	208	112	-
Income tax liabilities, non-current portion	2,595	2,595	2,595	-	-
Total liabilities	11,890	16,537	21,518	13,922	8,443
Common stock	17	17	17	17	17
Stockholders’ equity	11,278	10,586	10,622	11,855	14,578
Dividends declared per share	-	-	-	-	-

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report.  The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar or the Chinese Renminbi.  The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983.  The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB was allowed to move 0.3% on a daily basis against the U.S. Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%.  Following the removal of the U.S. Dollar peg, the RMB appreciated more than 20% against the U.S. Dollar over the following three years.  Since July 2008, however, the RMB has traded within a narrow range against the U.S. Dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. Dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the government of the People’s Republic of China (“PRC”) would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate.  Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.  As of July 15, 2016, the RMB was valued at 6.6852 per U.S. Dollar.  Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position and the value of our common shares and any dividends payable to our common shareholders in U.S. Dollars.

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

Continuing Economic Weakness May Adversely Affect Our Earnings, Liquidity And Financial Position.  The Company’s business has been challenging recently as a consequence of adverse worldwide economic conditions.  In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations. These concerns slowed global economic growth and resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. The global economic weakness has negatively impacted our operating results since 2008. Overall, the economic outlook is uncertain as a result of concerns about the general global economy and the decreased rate of growth in China and the European Union.  Recessionary conditions may return.  If negative economic conditions return, a number of material adverse effects on our business could occur and could have a negative impact upon our results of operations.  Further, slower overall growth of the Chinese economy may have a material adverse effect upon the Company and its results of operations.  Also, the Company’s Shenzhen factory is leased out to a third party whose main business is the manufacture of printing and packaging materials to be sold domestically.  Negative economic conditions in China would affect the results of operations of this tenant, which may not be able to pay future rent to the Company in full or on time according to the lease agreement.

The Economy Of China Has Been Experiencing Significant Growth, Leading To Some Inflation and Increased Labor Costs.  The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 2.42% in June 2014 from the level in June 2013, 1.40% between June 2014 and June 2015 and 1.90% between June 2015 and June 2016. China’s overall economy and the average wage in the PRC are expected to continue to grow. Continuing inflation and material increases in the cost of labor in China could diminish our competitive advantage.  If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC.  An economic slowdown may reduce our revenues.  If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

We Face Risks By Operating In China, Because The Chinese Legal System Relating To Foreign Investment And Foreign Operations Such As Bonso’s Is Evolving And The Application Of Chinese Laws Is Uncertain.  The legal system of China relating to foreign investments is continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances.  The Chinese legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which decided legal cases have little precedential value.  In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  Legislation over the past 37 years has significantly enhanced the protections afforded to various forms of foreign investment in China.  Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent.  The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.  Further, various disputes may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.  Continued uncertainty relating to the laws in China and the application of the laws could have a material adverse effect upon us and our operations in China.

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

If Our Factories Were Destroyed Or Significantly Damaged As A Result of Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected.  All of our products are manufactured at our manufacturing facilities located in Xinxing, Guangdong, China.  Fire-fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $31 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings.  We do not maintain business interruption insurance.  Investors are cautioned that material damage to, or the loss of, our factories due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

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

Enforcement Of The Labor Contract Law, Minimum Wage Increases And Future Changes In The Labor Laws In China May Result In The Continued Increase In Labor Costs. On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, current annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions.  In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practices do not, or will not, violate the Labor Contract Law and other labor-related regulations. Between the fiscal years ended March 31, 2010 and 2015, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate.  In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for our labor in Shenzhen from RMB 1,100 (or approximately $162) per month to RMB 1,320 (or approximately $206) per month beginning April 1, 2011.  The minimum wage was increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012.  The minimum wage in Shenzhen was increased to RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and later to RMB 1,808 (or approximately $293) per month beginning February 1, 2014. We started hiring workers in our Xinxing factory during the fiscal year ended March 31, 2013, and the minimum wage at that time in Xinxing was RMB 1,010 per month (or approximately $160). Since May 1, 2015, the minimum wage at Xinxing has been RMB 1,210 per month  (or approximately $181 per month). We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facilities without substantially increasing our non-production salaries and related costs.  If we are subject to severe penalties or incur significant liabilities in connection with the enforcement of the Labor Contract Law, disputes or investigations, our business and results of operations may be adversely affected. Any future changes in the labor laws in the PRC could result in our having to pay increased labor costs.  There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

If We Were To Lose Our Existing Banking Facilities Or Those Facilities Were Substantially Decreased Or Less Favorable Terms Were Imposed Upon Us, The Company Could Be Materially And Adversely Affected.  We maintain banking facilities with Hang Seng Bank Limited, which are subject to renewal on an annual basis. We use these banking facilities to fund our working capital requirements.  The credit markets in Hong Kong and throughout the world have tightened and experienced extraordinary volatility and uncertainty.  We have had discussions with several of our banks and believe that the availability of our banking facilities will continue on terms that are acceptable to us.  However, as a result of changes in the capital or other legal requirements applicable to the banks or if our financial position and operations were to deteriorate further, our costs of borrowing could increase or the terms of our banking facility could be changed so as to impact our liquidity.  If we are unable to obtain needed capital on terms acceptable to us, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Risk Factors Relating to Our Business

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue.  If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted.  We have relied upon three customers for a significant portion of our sales.  During the fiscal years ended March 31, 2014, 2015 and 2016, these three customers accounted for approximately 87%, 80% and 82% of sales, respectively.  During the fiscal year ended March 31, 2016, 59% of our sales were to a single customer (37% of our sales were to that same customer during the fiscal year ended March 31, 2015).  We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. Our largest customer in 2016, which accounted for 59% of our net sales in that year, represented 37% in 2015 and 33% in 2014.  The loss of any of our largest customers would likely have a material negative impact on our sales revenue and our business.

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

Increased Prices For Raw Materials May Have A Negative Impact Upon Us.  The price level of raw materials decreased slightly in the fiscal year ended March 31, 2016, compared to that in the fiscal year ended March 31, 2015. The price of some of the raw materials fluctuates directly with the price of oil.  If oil prices were to increase in the future, it will likely result in an increase in the costs of components to us, as well as an increase in our operating expenses, which could have a material adverse effect upon our business and results of operations.

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

Recent Changes In The PRC’s Labor Law Could Penalize Bonso If It Needs To Make Additional Workforce Reductions.  In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008.  It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts.  An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty.  Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations.  Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau.  During the fiscal year ended March 31, 2014, we paid severance payments of $1,194,000 for reducing our full workforce in Shenzhen, PRC as we moved our operations to the new factory in Xinxing, and the accumulated provision was approximately $317,000 as of March 31, 2016. (2015: $256,000; 2014: $156,000). This accrued severance payment allowance is reviewed every year.  We may incur much higher costs under China’s labor laws if we are forced to downsize again, and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

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

We Are Controlled By Our Management, Whose Interests May Differ From Those Of The Other Shareholders.   As of July 15, 2016, Mr. Anthony So, our founder and Chairman, beneficially owned approximately 47.3% of our common stock (44.3% of our issued and outstanding shares) after eliminating 423,208 shares held as treasury stock (“Treasury Stock”). Andrew So, our Chief Operating Officer and President, beneficially owned approximately 13.0% of our common stock (8.8% of our issued and outstanding shares) after eliminating Treasury Stock. Albert So, our Chief Financial Officer, beneficially owned approximately 7.0% of our common stock (4.9% of our issued and outstanding shares) after eliminating Treasury Stock. The record ownership of Mr. Anthony So, Mr. Andrew So and Mr. Albert So aggregates 57.9% of the shares entitled to vote. The other directors of the Company own of record 3.8% of the shares entitled to vote. Accordingly, the existing management and directors of the Company can vote in the aggregate 61.7% of the shares entitled to vote. As a result, the current directors and management of the Company are in a position to elect the Board of Directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities.  The current directors and management may be able to prevent or cause a change in control of the Company.  We also may be prevented from entering into transactions that could be beneficial to us without the current directors’ and management’s consent.  The interest of our largest shareholders may differ from the interests of other shareholders. There are no agreements, understandings or commitments among the members of the Board to vote their shares in any specific manner or to vote collectively for or against any matter that may come before the shareholders.

We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.  We are responsible for establishing and maintaining adequate internal control over our financial reporting, as required by Rule 13a-15 under the Securities Exchange Act of 1934. As disclosed in Item 15 – “Controls and Procedures,” we have identified, in conjunction with our independent auditors, certain material weaknesses in our internal control over financial reporting related to our financial closing process, the lack of trained accounting personnel, the failure to enter certain transactions into the accounting records on a timely basis and the failure to properly record stock based compensation in our interim financial statements.

A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2016, based on criteria set forth by the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  During the fiscal year ended March 31, 2016, the Company undertook some remediation measures (as discussed in Item 15) to address certain deficiencies noted in our Form 20-F for the fiscal year ended March 31, 2015; however, management believes that additional remediation work must be undertaken in order to properly address the material weaknesses in our internal control identified above.

As discussed in Item 15, we are developing and intend to implement additional remediation plans designed to address these material weaknesses; however, the material weaknesses will not be remediated until the necessary controls have been implemented and are determined to be operating effectively. We do not know the specific time frame needed to fully remediate the material weaknesses identified. We cannot assure you that our efforts to fully remediate these internal control weaknesses will be successful or that similar material weaknesses will not recur. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results.

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

Compliance Costs With The Securities Laws The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), The Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), And Other Regulatory Initiatives Have Increased and May Continue to Increase Our Costs. Changes in corporate governance practices due to the Dodd-Frank Act and the Sarbanes-Oxley Act, changes in the continued listing rules of the NASDAQ Stock Market, new accounting pronouncements and new regulatory legislation, rules or accounting changes have increased our cost of being a U.S. public company and may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have made some activities more time-consuming and have increased financial compliance and administrative costs for public companies, including foreign private issuers like us. In addition, any future changes in regulatory legislation, rules or accounting may cause our legal and accounting costs to further increase. In addition, these new rules and regulations require increasing time commitments and resource commitments from our company, including from senior management. This increased cost could negatively impact our earnings and have a material adverse effect on our financial position and results of operations. Further, the new rules may increase the expenses associated with our director and officer liability insurance.

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

Our Results Could Be Affected By Changes In Currency Exchange Rates.  Changes in currency rates involving the Hong Kong Dollar or Chinese Renminbi could increase our expenses.  During the fiscal years ended March 31, 2014, 2015 and 2016, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $444,000, $134,000 and $23,000, respectively.  Generally, our revenues are collected in United States Dollars and Chinese Renminbi.  Our costs and expenses are paid in United States Dollars, Hong Kong Dollars and Chinese Renminbi.  We face a variety of risks associated with changes among the relative value of these currencies.  Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations.  If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected.  In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations.  If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union.  This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world.  If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

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

As part of our ongoing business strategy we intend to focus our efforts on redeveloping our Shenzhen factory into a high-end commercial complex containing retail space, office space and some residential space.  We anticipate that it will take several years to obtain all necessary governmental approvals for us to redevelop the Shenzhen factory, and we think it is likely that we will obtain the necessary approvals. However, there can be no assurance that we will be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, and the development of the commercial complex. Our planned real estate project is subject to significant risks and uncertainties, including without limitation the following:

●	we do not currently have strong brand recognition or relationships in the real estate development and management business;
●	we may not be able to obtain all necessary government approvals or all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the land in a timely manner;
●	we face intense competition from real estate developers that are already in the business for years;
●	our experience and expertise gained from our manufacturing business may not be particularly relevant or applicable to a real estate development and management business; and
●	we may not be able to generate enough revenues to offset our costs in our real estate development and management business.

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

Our primary business has been the design, development, production and sale of electronic sensor-based and wireless products. Effective with the transfer of manufacturing operations to our new factory in Xinxing we leased our factory in Shenzhen to a third party. This lease marks our entry into the “property” business. The lease with the third party terminates in August 2019. We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high end commercial complex, containing retail space, office space and some residential space. We anticipate completing the approval process in 2018; however, there can be no assurance that we will be successful in obtaining all necessary approvals.  If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

Our principal capital expenditures on property, plant and equipment over the last three years are set forth below:

	2014	2015	2016
Property plant & equipment and land use rights	$2,898,000	$1,645,000	$939,000

Our capital expenditures include construction-in-progress, leasehold improvement and the purchase of machinery used in the production of certain of our products.

All of the foregoing capital expenditures were financed principally from internally generated funds, except for three motor vehicles purchased with capital leases.

Products

Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.  These products accounted for 95% of revenue for the fiscal year ended March 31, 2014, 89% for 2015 and 93% for 2016.  We believe that our sensor-based scale products will continue to be a major portion of our scales revenue as we are able to secure orders from our major customers.

 During the fiscal year ended March 31, 2013, the Company began to produce certain electrical pet care products, including a bark control device.  These products accounted for 6% of revenue for the fiscal year ended March 31, 2016, 10% for 2015 and 4% for 2014.

We also receive revenue from certain customers for the development and manufacture of tooling and molding for scales and pet electronics products although most of the tools and moulds which we produce are used by us for the manufacture of our products.  We also generate some sales of scrap materials.  These revenues accounted for approximately 1% of net sales for each of the last three fiscal years.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal Year Ended March 31,
Product Line	2014	2015	2016
Scales	95%	89%	93%
Pet Electronics Products	4%	10%	6%
Others	1%	1%	1%
Total	100%	100%	100%

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

Increased Focus Upon Manufacturing and Selling Higher Margin Products and the Elimination or Decrease in the Production and Sale of Lower Margin Products.  In seeking to return to profitability, we analyzed our product mix and concluded that we were most likely to return to profitability if we eliminated the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. We advised our largest customer for these low margin electronic scale products that without substantial price increases, we would not be in position to continue manufacturing these products in the calendar year beginning January 1, 2015. That customer did not agree to the price increases that we requested, and has shifted this business to alternative suppliers.  With the decrease in the production and sale of lower margin products, the Company increased its gross profit from 20.2% for the fiscal year ended March 31, 2015, to 31.0% for the fiscal year ended March 31, 2016.

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

New Manufacturing Facility.  In November 2006, Bonso entered into a land purchase agreement to acquire 133,500 square meters of land use right for future expansion in Xinxing, China.  In July 2015, the Company entered into an agreement to sell approximately 23,500 square meters of that land use right, leaving the Company with approximately 110,000 square meters. The office building on the Xinxing site was completed in February 2015, and its leasehold renovations were completed in January 2016. All manufacturing operations have been moved from Shenzhen to Xinxing.  We intend to carefully monitor our capacity needs and to expand capacity as necessary in the future.

Customers and Marketing

We sell our products primarily in the United States and Europe.  Customers for our products are primarily OEMs, OBMs and ODMs which market the products under their own brand names.  We market our products to OEMs, OBMs and ODMs through our sales staff at trade shows and via e-mail, our website and facsimile.

Net export sales to customers by geographic area constituting 10% or more of total sales of the Company consisted of the following for each of the three years ended March 31, 2014, 2015 and 2016.

	Year ended March 31,
	2014		2015		2016
	$ in thousands	%	$ in thousands	%	$ in thousands	%
United States of America	25,203	81	21,271	73	14,062	59
Germany	4,688	15	6,210	22	4,568	19
Total	29,891	96	27,481	95	18,630	78

We maintain a marketing and sales team of seven people.  Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customers’ specific needs.  We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and through trade shows and via e-mail, our website and facsimile.  No commission payments were paid to the sales team during the fiscal years ended March 31, 2014, 2015 and 2016.

Our major sensor-based electronic scale products and pet electronic products customers and their percentage of sales for the prior three fiscal years are below:

	Percent of Sales – Year ended March 31,
Customers	2014	2015	2016
Sunbeam Products, Inc.	45%	24%	7%
Fitbit, Inc.	33%	37%	59%
Kern + Sohn GMBH	9%	19%	16%

Component Parts and Suppliers

We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components.  We purchase components for our products primarily from suppliers in Japan, Taiwan, Hong Kong and China.

The price of oil and other raw materials increased during the fiscal years ended March 31, 2011 and 2012 resulting in an increase of our component part prices.  We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier to allow for longer delivery lead times.  Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.  The price level of raw materials remained stable in the fiscal year ended March 31, 2014, compared to that in the fiscal year ended March 31, 2013, and decreased slightly in each of the fiscal years ended March 31, 2015 and March 31, 2016 compared to each of the immediately previous fiscal years.

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

Product Research and Development

The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEMs, OBMs and ODMs.  We believe our engineering and product development capabilities are important to the future success of our business.  As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications.  Some of our product design, research and development activities are customer funded and are under agreements with specific customers for specific products.  To reduce costs, we conduct our research and development at our facilities in China.  We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong.  At March 31, 2016, we employed 11 individuals in Hong Kong and China for our engineering staff, who are at various times engaged in research and development.

Competition

The manufacture and sale of electronic sensor-based and wireless products is highly competitive.  Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological, quality and other continuous product improvement.  There can be no assurance that we will enjoy the same degree of success in these efforts in the future.  Research and development expenses aggregated approximately $366,000, $228,000 and $200,000 during the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

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

BEL also has one active PRC subsidiary, Bonso Electronics (Shenzhen) Company, Limited (“BESCL”), which is organized under the laws of the PRC and was used to manufacture our products until January 2014.   BESCL leased its factory to a third party from August 2013 to August 2019, and is receiving a monthly rental income of approximately $109,000 as of August 2016. Effective with the transfer of manufacturing operations to Xinxing, we ceased manufacturing in this subsidiary and its principal business today is leasing our former manufacturing facility to a third party.

BATL has two active PRC subsidiaries, Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”), which is organized under the laws of the PRC and is used to acquire and hold our new manufacturing facility in Xinxing, Guangdong, China, and Bonso Technology (Shenzhen) Company Limited (“BTL”), in Shenzhen, PRC, to provide product design and distribution services for the Group.  BATL has a PRC subsidiary, Xinxing An Bang Metal and Plastic Manufacturing Company Limited (“ANB”), in Xinxing, Guangdong, PRC, which has ceased its operations since May 2015 and is under de-registration.

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

China

Our Shenzhen factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China.  This factory consists of one factory building, which contains approximately 186,000 square feet, two workers’ dormitories, containing approximately 103,000 square feet, a canteen and recreation center of approximately 26,000 square feet, an office building, consisting of approximately 26,000 square feet, and two staff quarters for supervisory employees, consisting of approximately 34,000 square feet, for a total of approximately 375,000 square feet.  The Company entered into a rental agreement in June 2013 to rent out the Shenzhen factory to a third party from August 2013 to August 2019.  We received a monthly rental income of approximately $99,000 until August 2016, when it increased to approximately $109,000 until August 2019.

We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high end commercial complex, containing retail space, office space and some residential space.  We anticipate completing the approval process in 2018; however, there can be no assurance that we will be successful in obtaining all necessary approvals. If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

In addition, we own two office units in Beijing, namely Units 12 and 13 on the third floor, Block A of Sunshine Plaza in Beijing, China.  Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet.  One unit is rented to an unaffiliated third party for an aggregate monthly rental of approximately RMB 12,000, or approximately $2,000, while the other unit is rented to another unaffiliated third party for an aggregate monthly rental of approximately RMB 8,000 or approximately $1,000.

Our Xinxing factory is located in Xinxing High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong, China.  This factory land area is 1,185,000 square feet, with one factory building consisting of 225,000 square feet, one warehouse consisting of 62,000 square feet, three dormitories consisting of an aggregate of 85,000 square feet and an office building consisting of 49,000 square feet.  Leasehold improvements being made to the office building were completed in January 2016.

The Company entered into a rental agreement in July 2013 to rent out approximately 13,000 square feet of the factory building, plus some machines and equipment, to a third party from July 2013 to June 2016.  We received a monthly rental income of approximately $7,000 under that rental agreement.

The Company entered into a rental agreement in January 2015 to rent out approximately 46,000 square feet of the factory building, as well as some machines and equipment, to another third party from January 2015 to December 2020.  We receive a monthly rental income of approximately $4,000 under that rental agreement.

In addition, the Company entered into a rental agreement in September 2015 to rent out approximately 28,000 square feet of the factory building to another third party from September 2015 to February 2019. We receive a monthly rental income of approximately $4,000 under that rental agreement.

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

Overview

During the fiscal year ended March 31, 2016, the Company experienced decreased revenues.  Our overall sales decreased due to our discontinuation of manufacturing and sales of certain lower margin products.

We derive our revenues principally from the sale of sensor-based scales manufactured in China, which represent 93% of total sales for the fiscal year ended March 31, 2016.  As mentioned in Item 3. – “Key Information – Risk Factors,” we are dependent upon a limited number of major customers for a significant portion of our revenues.  Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers.  Further, the pricing of our scale products is becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed approximately 78% of our revenue during the fiscal year ended March 31, 2016.

Net sales, income from operations and net (loss) / income were approximately $31,305,000, $295,000 and ($221,000), respectively, for the fiscal year ended March 31, 2014, $28,944,000, $462,000 and $1,110,000, respectively, for the fiscal year ended March 31, 2015 and $23,892,000, $3,302,000 and $2,871,000, respectively, for the fiscal year ended March 31, 2016.

Labor costs per worker are increasing in China.  In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for our labor in Shenzhen, PRC from RMB 1,320 (or approximately $206) per month beginning April 1, 2011, to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and then to RMB 1,808 (or approximately $293) per month beginning February 1, 2014 in Shenzhen, PRC.  The minimum wage was RMB 1,010 (or approximately $164) per month in Xinxing, Guangdong, PRC beginning May 1, 2013 and is currently RMB 1,210 (or approximately $181).  We believe that future increases in labor costs in China would have a significant effect on our total production costs and results of operations.  Our labor costs represented approximately 12.6% of our total production costs in the fiscal year ended March 31, 2016, compared to 11.8% in the fiscal year ended March 31, 2015 and 14.5% in 2014. Total labor costs decreased from approximately $2,715,000 in the fiscal year ended March 31, 2015 to approximately $2,073,000 in the fiscal year ended March 31, 2016. The decrease in overall labor costs was the result of a lower production level required due to reduced revenue. There can be no assurance that labor costs will not increase in the future or that any additional increase in labor costs will not have a material adverse effect upon our results of operations.

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

We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future.  Prices of raw materials increased during the fiscal year ended March 31, 2011, but did not vary significantly during the fiscal years ended March 31, 2012, 2013 and 2014.  The price of some of the raw materials utilized by the Company fluctuates directly with the price of oil, and the price of raw materials decreased slightly in the fiscal year ended March 31, 2015, compared to that in the fiscal year ended March 31, 2014 and decreased in the fiscal year ended March 31, 2016 compared to 2015. There can be no assurance that raw material costs will not fluctuate or that any additional increase in raw material costs will not have a material adverse effect upon our results of operations.

In seeking to return to profitability, in 2014 we analyzed our product mix and concluded that we were most likely to return to profitability if we eliminated the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. We advised our largest customer for these low margin electronic scale products that without substantial price increases we would not be in a position to continue manufacturing these products in the calendar year beginning January 1, 2015. That customer did not agree to the price increases that we requested, and has shifted this business to alternative suppliers. With the decrease in the production and sale of lower margin products, the Company increased its gross profit from 20.2% for the fiscal year ended March 31, 2015, to 31.0% for the fiscal year ended March 31, 2016.

Operating Results

The following table sets forth selected income data as a percentage of net sales for the periods indicated:

	Year Ended March 31,
Statement of Operations Data	2014	2015	2016
	%	%	%
Net Sales	100.0	100.0	100.0
Cost of sales	(91.5)	(79.8)	(69.0)
Gross profit	8.5	20.2	31.0
Rental income	2.2	5.0	6.2
Selling expenses	(1.2)	(2.8)	(1.8)
Salaries and related costs	(9.5)	(10.9)	(12.4)
Research and development expenses	(1.2)	(0.8)	(0.8)
Administration and general expenses	(9.5)	(11.2)	(14.7)
Other income	0.1	1.8	1.1
Gain on disposal of property, plant and equipment	11.5	0.3	3.0
Gain on disposal of intangible assets	0.0	0.0	2.2
Income from operations	0.9	1.6	13.8
Interest income	0.2	0.1	0.1
Interest expenses	(0.4)	(1.0)	(0.5)
Foreign exchange loss	(1.4)	(0.5)	(0.1)
(Loss) / income before income taxes	(0.7)	0.2	13.3
Income tax credit / (expense)	0.0	3.6	(1.3)
Net (loss) / income	(0.7)	3.8	12.0

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015

Net Sales.  Our sales decreased approximately $5,052,000, or 17.5%, from approximately $28,944,000 for the fiscal year ended March 31, 2015 to approximately $23,892,000 for the fiscal year ended March 31, 2016.  The decrease in sales was primarily due to lower customer demand for our existing products, together with the elimination of products with lower profit margins.

Gross Profit.  Gross profit as a percentage of revenue increased to approximately 31.0% during the fiscal year ended March 31, 2016, as compared to approximately 20.2% during the fiscal year ended March 31, 2015.  The higher gross margin was primarily the result of the abandoning of products with lower profit margins.

Rental Income.  Rental income increased by approximately $24,000, or 1.7% from approximately $1,453,000 for the fiscal years ended March 31, 2015 to approximately $1,477,000 for the fiscal year ended March 31, 2016 as a result of increased production area being rented out at our Xinxing facility.

Selling Expenses.  Selling expenses decreased by approximately $402,000, or 48.9%, from approximately $822,000 for the fiscal year ended March 31, 2015 to approximately $420,000 for the fiscal year ended March 31, 2016.  The decrease was the result of reduced net sales and a reduction in required air shipments.

Salaries And Related Costs.  Salaries and related costs decreased by approximately $205,000, or 6.5%, from approximately $3,166,000 for the fiscal year ended March 31, 2015 to approximately $2,961,000 for the fiscal year ended March 31, 2016.  The decrease in salaries and related costs was primarily the result of a reduction in the number of employees due to lower net sales.

Research And Development Expenses.  Research and development expenses decreased approximately $28,000, or 12.3%, from approximately $228,000 for the fiscal year ended March 31, 2015 to approximately $200,000 for the fiscal year ended March 31, 2016.  The decrease in research and development was primarily the result of a decrease in the number of engineers employed.  Research and development expenses account for 0.8% of net revenue for both the fiscal year ended March 31, 2016, and the fiscal year ended March 31, 2015.

Administration And General Expenses.  Administration and general expenses increased by approximately $258,000, or 8.0%, from approximately $3,245,000 for the fiscal year ended March 31, 2015 to approximately $3,503,000 for the fiscal year ended March 31, 2016.  The increase was primarily the result of a one-time compensation expense of approximately $801,000 due to stock options granted during the fiscal year ended March 31, 2016.

Other Income.  Other income decreased approximately $264,000 or 50.8%, from approximately $520,000 for the fiscal year ended March 31, 2015 to approximately $256,000 for the fiscal year ended March 31, 2016.  The decrease was primarily the result of decreased gain from revaluation of forward contracts.  During the fiscal year ended March 31, 2016, the Company recorded a gain from revaluation of forward contract of approximately $36,000, while the Company recorded a gain on valuation of forward contracts of approximately $131,000 during the fiscal year ended March 31, 2015.  In addition, the Company recorded approximately $194,000 for the reduction of aged accounts payable for the fiscal year ended March 31, 2015, as compared to $nil during the fiscal year ended March 31, 2016.

Gain on Disposal of Property, Plant and Equipment.   Gain on disposal of property, plant and equipment increased approximately $620,000, or 632.7%, from $98,000 for the fiscal year ended March 31, 2015 to approximately $718,000 for the fiscal year ended March 31, 2016.  The gain on disposal of approximately $718,000 was the result of the sale of a residential property in Shenzhen to a third party.

Gain on Disposal of Intangible Assets.   Gain on disposal of intangible assets was approximately $519,000 during the fiscal year ended March 31, 2016, as compared to $nil during the fiscal year ended March 31, 2015.  The increase was primarily the result of gain on disposal of a land use right of part of the land at our Xinxing facility.

Income From Operations.  As a result of the factors described above, income from operations increased by 614.7% from a profit of approximately $462,000 for the fiscal year ended March 31, 2015 to a profit of approximately $3,302,000 for the fiscal year ended March 31, 2016.

Interest Income.  Interest income decreased to approximately $15,000 for the fiscal year ended March 31, 2016, as compared to approximately $18,000 for the fiscal year ended March 31, 2015, due to lower interest rates on deposit accounts. During the fiscal year ended March 31, 2015, the Company earned 0.25% per annum, or approximately $3,000, from a fixed deposit in RMB for which the interest rate was pegged to the appreciation rate of RMB against USD. During the fiscal year ended March 31, 2016, the Company did not enter into similar fixed deposit arrangement.

Interest Expense. Interest expense decreased approximately $160,000, or 58.6%, from approximately $273,000 for the fiscal year ended March 31, 2015 to approximately $113,000 for the fiscal year ended March 31, 2016.  The decrease was primarily the result of less utilization of banking facilities since the Company’s operating activities generated positive net cash flows during the fiscal year ended March 31, 2016 .

Foreign Exchange Loss. Foreign exchange loss decreased approximately $111,000, or 82.8%, from approximately $134,000 for the fiscal year ended March 31, 2015 to approximately $23,000 for the fiscal year ended March 31, 2016.  This decrease was primarily the result of reduced foreign exchange activities with the increased usage of Chinese Renminbi for both payments received and expenses paid.

Income Tax Credit / (Expense).  Income tax expense was approximately $310,000 during the fiscal year ended March 31, 2016, as compared to an income tax credit of $1,037,000 during the fiscal year ended March 31, 2015. The increase in income tax expense was the result of an increase in income before tax generated during the fiscal year ended March 31, 2016 as compared to the fiscal year ended March 31, 2015.

Net Income.  As a result of the factors described above, net income increased from approximately $1,110,000 for the fiscal year ended March 31, 2015 to approximately $2,871,000 for the fiscal year ended March 31, 2016, an increase in income of approximately $1,761,000, or 158.6%.

Foreign Currency Translation Adjustments. Foreign currency translation adjustments, net of tax, decreased from a gain of approximately $123,000 for the fiscal year ended March 31, 2015 to a loss of approximately $850,000 for the fiscal year ended March 31, 2016, a decrease of approximately $973,000, or 791.1%.  The decreased foreign currency translation adjustment, net of tax, was primarily the result of depreciation of assets denominated in Chinese Renminbi after translation to US Dollars.

Comprehensive Income. As a result of the factors described above, comprehensive income increased from approximately $1,233,000 for the fiscal year ended March 31, 2015 to approximately $2,021,000 for the fiscal year ended March 31, 2016, an increase of approximately $788,000 or 63.9%.

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

Other Income.  Other income increased approximately $500,000 or 2,500.0%, from approximately $20,000 for the fiscal year ended March 31, 2014 to approximately $520,000 for the fiscal year ended March 31, 2015.  The increase was primarily the result of an increase of $132,000 gain on valuation of forward contracts and an increase of $194,000 for the reduction of aged accounts payable for the fiscal year ended March 31, 2015.

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

Income Tax Credit / (Expense).  Income tax credit was approximately $1,037,000 during the fiscal year ended March 31, 2015, as compared to $nil during the fiscal year ended March 31, 2014. The increase in income tax credit was the result of the reversal of over-provision of the prior years’ uncertain income tax liability. The tax review was concluded and confirmed with local tax authorities during the fiscal year ended March 31, 2015.

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

Impact of Inflation

We believe that inflation had an impact on our business during the fiscal years ended March 31, 2012, 2013 and 2014.  The minimum wage in Shenzhen, PRC, increased from RMB 1,100 (or approximately $162) per month beginning July 1, 2010 to RMB 1,320 (or approximately $206) per month beginning April 1, 2011, and was later increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, RMB 1,600 (or approximately $254) per month beginning March 1, 2013 and then to RMB 1,808 (or approximately $293) per month beginning February 1, 2014. We believe that the impact of inflation on our business was minimal during the fiscal year ended March 31, 2016 due to the lower price of oil.  However, the minimum wage in Xinxing, PRC was increased from RMB 1,010 per month (or approximately $160) to RMB 1,210 per month (or approximately $181) as of May 1, 2015.  Although the minimum wage in Xinxing did not increase between May 31, 2015 and May 31, 2016, we believe that inflation will continue to increase our operating costs and cost of raw materials and have a significant impact upon us in the future.  We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production costs in order to keep pace with inflation.  Oil prices have been volatile in recent years.  If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations.  Further, the increase in labor costs and operating costs in the PRC has had a material impact on our profitability.

Taxation

The companies comprising the Group are subject to tax on an entity basis on income arising in, or derived from, Hong Kong and the PRC.  The current rate of taxation of the subsidiary operating in Hong Kong is 16.5%.  The Group is not subject to income taxes in the British Virgin Islands.

The tax rate for our subsidiary in the PRC was 25% in 2012 and beyond. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited.  Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Hong Kong or China.

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

Foreign Currency Exchange Rates

We sell most of our products to international customers.  Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia.  Other markets are other European countries (such as the United Kingdom), Australia and Africa.  Sales to international customers are made directly by us to our customers.  We sell all of our products in United States Dollars and Chinese Renminbi and pay for our material components principally in United States Dollars, Hong Kong Dollars and Chinese Renminbi.  Most factory expenses incurred are paid in Chinese Renminbi.  Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk arose from potential fluctuations in the Chinese Renminbi and a devaluation in United States Dollars.  For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year. During the fiscal year ended March 31, 2016, we experienced a foreign currency exchange loss of approximately $23,000.

A summary of our debts from our banking facilities utilized as at March 31, 2015 and 2016 which were subject to foreign currency risk is as follows:

	March 31, 2015	March 31, 2016
	$ in thousands	$ in thousands

Hong Kong dollars and Chinese Yuan	5,206	1,743

The amount above is due within one year.

Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar.  However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar.  China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange.  China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996.  These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the United States Dollar at approximately 8.28 to 1.00 United States Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won.  Under the rules, the RMB was allowed to move 0.3% on a daily basis against the United States Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%.  On June 20, 2010, the People's Bank of China increased the flexibility of the exchange rate and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the United States Dollar, although the value of the Renminbi depreciated approximately 2.5% against the United States Dollar in 2014. In August 2015, the People's Bank of China changed the way it calculates the mid-point price of Renminbi against the United States Dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 5.8% against the United States Dollar, and from December 31, 2015 through May 20, 2016, the value of the Renminbi further depreciated approximately 1.1% against the United States Dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the United States Dollar. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the United States Dollar in the future.  As of July 15, 2016, the RMB was valued at 6.6852 per United States Dollar as compared to 6.1089 per United States Dollar as of July 15, 2015.

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

Operating activities generated approximately $3,855,000 of net cash for the fiscal year ended March 31, 2016, as compared to approximately $2,647,000 of net cash for the fiscal year ended March 31, 2015.  This increase in the amount of cash generated by operating activities was primarily attributable to increased net income and reduction in inventory.

As of March 31, 2016, we had approximately $3,547,000 in cash and cash equivalents and fixed deposits maturing over three months, as compared to approximately $3,027,000 in cash and cash equivalents and fixed deposits maturing over three months as of March 31, 2015.  Working capital at March 31, 2016 was approximately negative $530,000, as compared to approximately negative $4,391,000 at March 31, 2015.  The increase in working capital was the result of increased net income.  We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases.  We believe our working capital is sufficient for our present requirements.

As of March 31, 2016, we had approximately $913,000 in net trade receivables, as compared to approximately $1,306,000 as of March 31, 2015.  This decrease of $393,000 was primarily attributable to reduced net sales.

As of March 31, 2016, we had approximately $1,823,000 in inventories, as compared to approximately $3,121,000 as of March 31, 2015.  This decrease of $1,298,000 was primarily attributable to the reduction in stock levels required for the manufacturing of our products.

As of March 31, 2016, we had a total of approximately $3,738,000 in notes and accounts payable, as compared to approximately $6,621,000 as of March 31, 2015.  The decrease of $2,883,000 was primarily attributable to lower net sales and efforts to provide earlier repayments to banks and suppliers.

As of March 31, 2016, we had in place general banking facilities with one financial institution with amounts available aggregating approximately $6,189,000 (2015: $9,438,000 from two financial institutions).  Such facilities include the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans, long-term loans and financial instruments including forward contracts.  As of March 31, 2016, we had utilized approximately $1,743,000 from these general banking facilities.  Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association, and the People’s Bank of China’s loan benchmark interest rate.  The bank credit facilities are collateralized by our bank guarantee and an investment property of the Company.  Our bank credit facilities are due for renewal annually.  We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year.  During the fiscal years ended March 31, 2015 and 2016, we paid a total of approximately $273,000 and $113,000, respectively, in interest on indebtedness.

Our current ratio increased from 0.67 as of March 31, 2015 to 0.93 as of March 31, 2016.  Our quick ratio increased from 0.44 as of March 31, 2015 to 0.71 as of March 31, 2016.

The minimum wage was increased to RMB 1,320 (or approximately $206) beginning April 1, 2011, and was later increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and then to RMB 1,808 (or approximately $293) per month beginning February 1, 2014 in Shenzhen, PRC.  The minimum wage was RMB 1,010 (or approximately $164) per month beginning May 1, 2013 in Xinxing, Guangdong, PRC, and was later increased to RMB 1,210 (or approximately $181) beginning May 1, 2015. Our entire manufacturing operation was moved to Xinxing during the fiscal year ended March 31, 2014, and the overall labor costs have been reduced with the operation in Xinxing.

We expect to spend approximately $48,000 on additional leasehold improvements and new machinery in our Xinxing manufacturing facility.

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

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2016:

		Payments due by Period
	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Notes payable and bank overdrafts and loans(1)(2)	1,764	1,620	144	-	-
Operating leases	235	117	118	-	-
Capital leases(2)	165	54	78	33	-
Construction in Xinxing	48	48	-	-	-
Income tax liabilities	317	317	-	-	-
Total	2,529	2,156	340	33	-
(1)  Represents amounts due under our banking facilities agreements, without considering the  repayment on demand clause.
(2)  Includes interest payment.

For a discussion of interest rates on our notes payable and bank loans, see Item 11. – “Qualitative and Quantitative Disclosures About Market Risk,” below.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements.  The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.  Based on this definition, our most critical policies include valuation of inventories, revenue recognition, impairment of long-lived assets, stock-based compensation, allowance for trade receivables and income and deferred income taxes.

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

Impairment of Long-Lived Assets and Intangible Assets

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

Stock-based Compensation

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

Trade Receivables

Allowance is made against trade receivables to the extent that collection is considered to be doubtful.  This allowance is primarily determined from our monthly aging analysis.  It also requires judgment regarding the collectability of certain receivables, as certain receivables may be identified as collectible that are subsequently uncollectible and which could result in a subsequent write-off of the related receivable to the statement of operations.  Most of the Company’s trade receivables are generally unsecured.  To determine the necessity of a provision, the Company analyzes the age of the receivables and the customer’s ability to pay based on past payment history, financial statements and various information of the customer.   Any change in the collectability of accounts receivable that were not previously provided for could significantly change the calculation of such provision and the results of our operations.

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

Trend Information

Although we are optimistic about our future in the manufacture and sale of sensor-based scales products, we are dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations.  As of March 31, 2016, our backlog of manufacturing orders was $3,864,000  as compared to $4,581,000 as of March 31, 2015.  We expect that the demand for our products will decrease in the fiscal year ending March 31, 2017, compared with that in the fiscal year ended March 31, 2016 as a result of an expected lower overall demand for our products.

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

Recent Accounting Pronouncements

The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”).  The objective of this Update is to remove inconsistencies and weaknesses in revenue requirements, and to simplify the preparation of financial statements by reducing the number requirements to which an entity must refer.  The new standard supersedes virtually all present U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the present standards, as well as additional disclosures. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date", deferring the effective date for one year to interim and annual periods beginning after December 15, 2017. Early adoption is also permitted as of the original effective date (interim and annual periods beginning after December 15, 2016) and retrospective application is required. The Company is currently evaluating the impact this Update will have on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, “Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (“ASU 2014-12”). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use.  The adoption of ASU 2014-12 is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements.  The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued.  An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.  The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted.  The Company is currently evaluating the impact this Update will have on its consolidated financial statements.

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

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This ASU is effective for arrangements entered into, or materially modified, in interim and annual periods beginning after December 15, 2015. Retrospective application is permitted but not required. The Company is currently evaluating the impact of this ASU on the consolidated financial statements. The adoption of ASU 2015-07 is not expected to have a material impact on the Company’s consolidated financial statements or disclosures.

In July 2015, the FASB issued ASU 2015-11, "Inventory (Topic 330): Simplifying the Measurement of Inventory" ("ASU 2015-11"), which states an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This amendment applies to all inventory that is measured using the average costs or first-in first-out (FIFO) methods. This supersedes prior guidance which allowed entities to measure inventory at the lower of cost or market, where market could be replacement cost, net realizable value or net realizable value less an approximately normal profit margin. This ASU is effective for interim and annual periods beginning after December 15, 2016. The amendments should be applied prospectively and earlier application is permitted. This ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes" ("ASU 2015-17"). The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). The amendments in this update supersede the guidance to classify equity securities with readily determinable fair values into different categories (that is trading or available-for-sale) and require equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies) to be measured at fair value with changes in the fair value recognized through net income. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Lease (Subtopic 842)" ("ASU 2016-02"): This Update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-05, "Derivatives and Hedging: Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships" ("ASU 2016-05"), which states that a change in counterparty to a derivative instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge account criteria continue to be met. This ASU is effective for interim and annual periods beginning after December 15, 2016. The amendments should be applied on either a prospective basis or a modified retrospective basis and earlier application is permitted. The Company is currently evaluating the impact of this ASU on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, "Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which provides guidance on several aspects of accounting for share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification on the statement of cash flows. Most notably, the Company will be required to recognize all excess tax benefits and shortfalls as income tax expense or benefit in the statement of earnings within the reporting period in which they occur. This ASU is effective for interim and annual periods beginning after December 15, 2016 and early addition is permitted. The Company is currently evaluating the impact of this ASU on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which improves financial reporting by providing timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Forward-looking information will now be used to better inform credit loss estimates. This ASU is effective for interim and annual periods beginning after December 15, 2019 and early addition is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements.  However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

Our Board of Directors and executive officers are listed below:

Name	Age	Position with Bonso
Anthony So	72	Chairman of the Board, Chief Executive Officer and Director
Andrew So	30	Deputy Chairman of the Board, President, Chief Operating Officer and Director
Albert So	38	Director, Chief Financial Officer, Treasurer, Financial Controller and Secretary
Kim Wah Chung	58	Director, Director of Engineering and Research and Development
Woo-Ping Fok	67	Director
Henry F. Schlueter	65	Director and Assistant Secretary

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

HENRY F. SCHLUETER has been a director since October 2001 and has been our Assistant Secretary since October 6, 1988.  Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law.  Mr. Schlueter has served as our United States corporate and securities counsel since 1988.  From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding.  Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado and Denver Bar Associations and the Wyoming State Bar. Mr. Schlueter is registered with the Hong Kong Law Society as a Foreign Lawyer.

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

Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2016 to all directors, former directors and officers as a group for services in all capacities was $1,517,000.  Total compensation for the benefit of Anthony So was $857,000, for the benefit of Kim Wah Chung was $170,000, for the benefit of Andrew So was $249,000, for the benefit of Albert So was $181,000 and for the benefit of Henry F. Schlueter was an aggregate of $60,000.  The $60,000 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C., for legal services rendered.  The amount for the year ended March 31, 2016, included unpaid vacation payments of $57,000, $10,000, and $12,000 for Mr. Anthony So, Mr. Kim Wah Chung, and Mr. Albert So, respectively.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2016, other than contributions to our Provident Fund Plan, which aggregated $18,000 for officers and directors.

Employment Agreements

We have employment agreements with Anthony So and Kim Wah Chung.  Mr. So’s employment agreement provides for a maximum yearly salary of approximately $800,000 per year plus bonus, and Mr. Chung’s employment agreement provides for a maximum yearly salary of approximately $200,000 per year plus bonus.  The initial term of the employment agreements expired on March 31, 2013 (“Initial Term”); however, the employment agreements have been renewed under a provision in the agreements that provides for automatic renewal for successive one year periods, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement.  One of the properties of the Group in Hong Kong is also provided to Mr. So as part of his compensation.  Mr. So’s employment agreement contains a provision under which the Company will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement, occurs.  Both employment agreements with Anthony So and Kim Wah Chung were renewed automatically, and the respective employment agreements will expire on March 31, 2017, unless automatically renewed.

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at July 15, 2016.

Name	Number of Common Shares Subject to Stock Options	Exercise Price Per Share	Expiration Date
Anthony So	150,000	$1.50	March 31, 2020
	150,000	$1.50	March 31, 2025

Andrew So	125,000	$1.50	March 31, 2020
	125,000	$1.50	March 31, 2025

Albert So	60,000	$1.50	March 31, 2020
	60,000	$1.50	March 31, 2025

Kim Wah Chung	40,000	$1.50	March 31, 2020
	40,000	$1.50	March 31, 2025

Woo-Ping Fok	25,000	$1.50	March 31, 2020
	25,000	$1.50	March 31, 2025

Henry F. Schlueter	25,000	$1.50	March 31, 2020
	25,000	$1.50	March 31, 2025

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

(b)	The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group’s total contributions to the above schemes for the years ended March 31, 2014, 2015 and 2016 amounted to approximately $758,000, $693,000 and $293,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Employees

At March 31, 2016, we employed a total of 415 persons, as compared to 528 persons at March 31, 2015 and 663 persons at March 31, 2014; 8 employees in Hong Kong (8 in 2015 and 12 in 2014) and 407 employees in China (520 in 2015 and 651 in 2014).  Employees are not covered by collective bargaining agreements.  We consider our global labor practices and employee relations to be good.

Share Ownership

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of July 15, 2016:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership
Anthony So	2,281,770	(1)	300,000	(2)	2,581,770	47.3%
Andrew So	453,000		250,000	(3)	703,000	13.0%
Albert So	250,000		120,000	(4)	370,000	7.0%
Kim Wah Chung	93,700		80,000	(5)	173,700	3.3%
Woo-Ping Fok	66,507		50,000	(6)	116,507	2.2%
Henry F. Schlueter	34,000		50,000	(7)	84,000	1.6%
All Directors and Officers as a group (6 persons)	3,178,977		850,000		4,028,977	67.1%
Note: The number of shares outstanding is 5,154,431 shares, with 5,577,639 total number of shares issued, of which 423,208 shares are held in treasury. The calculations above are based upon the number of shares outstanding of 5,154,431.

(1)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2)	Includes options to purchase 150,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 150,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(3)	Includes options to purchase 125,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and, options to purchase 125,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(4)	Includes options to purchase 60,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 60,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(5)	Includes options to purchase 40,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 40,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(6)	Includes options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(7)	Includes options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

Stock Option and Bonus Plans

The 1996 Stock Option Plan

In October 1996, our stockholders adopted the 1996 Stock Option Plan (the “Employees’ Plan”), which provided for the grant of options to purchase an aggregate of not more than 400,000 shares of our common stock.  In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase common stock under the Employees’ Plan.  The purpose of the Employees’ Plan is to make options available to management and employees in order to encourage them to secure or increase on reasonable terms their stock ownership and to encourage them to remain with the Company.

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

During the fiscal year ended March 31, 2016, no options were granted under the Employees’ Plan and as of July 15, 2016, there were no options outstanding which were issued under that plan.

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

As of March 31, 2016, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan, all of which remained outstanding as of July 15, 2016.

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

As of March 31, 2016, no shares had been granted under the Stock Bonus Plan.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation.  The following table sets forth, as of July 15, 2016, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date.  Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned		Options to Purchase Common Stock	Percent of Beneficial Ownership(1)
Anthony So	2,281,770	(2)	300,000	47.3%
Andrew So	453,000		250,000	13.0%
Albert So	250,000		120,000	7.0%
CAS Corporation	290,654	(3)	-	5.6%
(1)	The number of shares outstanding is 5,154,431 shares, with 5,577,639 total number of shares issued, of which 423,208 shares are held in treasury. The calculations above are based upon the number of shares outstanding of 5,154,431.
(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(3)	According to the Schedule 13D filed by CAS Corporation on December 11, 2007.

There are no arrangements known to us which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

During the fiscal years ended March 31, 2014, 2015 and 2016, we paid Schlueter & Associates, P.C. an aggregate of $84,000, $55,000 and $60,000, respectively, for legal fees.  Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

During the fiscal year ended March 31, 2015, Anthony So, our Chairman and Chief Executive Officer, made an interest-free loan to Bonso Advanced Technology Limited, a subsidiary of Bonso Electronics International Inc., in the principal amount of HK$4,200,000 (approximately US$538,000 as of the date of the loan).  The loan is payable in 48 equal monthly installments of HK$87,500 each (approximately US$11,000), which commenced on October 31, 2014. As of March 31, 2016, the Company had repaid approximately $201,000 to Mr. Anthony So, and the balance of the loan due to Mr. Anthony So was approximately $337,000.

During the fiscal year ended March 31, 2015, one of our subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and shareholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage.  Mr. Anthony So is the sole owner of these three apartment units.  The monthly rental payment is approximately $2,000, and the total rent paid to Mr. Anthony So during the fiscal year ended March 31, 2016 was approximately $24,000 (2015: $10,000).

During the fiscal year ended March 31, 2015, one of our subsidiaries in Xinxing, PRC entered into a rental agreement with a director and shareholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters.  Mr. Andrew So is the sole owner of this apartment unit.  The monthly rental payment is approximately $480, and the total rent paid to Mr. Andrew So during the fiscal year ended March 31, 2015 was approximately $5,000.

During the fiscal year ended March 31, 2016, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for one apartment unit located in Shenzhen, PRC for staff quarters.  Mr. Anthony So is the sole owner of this apartment unit.  The monthly rental payment is approximately $350, and the total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2016 was approximately $2,000.

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

The following table sets forth the high and low sale prices for each of the last five years:

Period	High	Low
April 1, 2011 to March 31, 2012	$2.80	$1.07
April 1, 2012 to March 31, 2013	$1.88	$0.88
April 1, 2013 to March 31, 2014	$2.94	$1.33
April 1, 2014 to March 31, 2015	$2.10	$1.11
April 1, 2015 to March 31, 2016	$3.25	$1.00

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2015.

Period	High	Low
July 1, 2014 to September 30, 2014	$2.02	$1.31
October 1, 2014 to December 31, 2014	$1.88	$1.11
January 1, 2015 to March 31, 2015	$1.57	$1.24
April 1, 2015 to June 30, 2015	$1.84	$1.25
July 1, 2015 to September 30, 2015	$1.89	$1.16
October 1, 2015 to December 31, 2015	$3.25	$1.00
January 1, 2016 to March 31, 2016	$1.49	$1.14
April 1, 2016 to June 30, 2016	$1.80	$1.23

The following table sets forth the high and low sale prices during each of the most recent six months.

Period	High	Low
January 2016	$1.49	$1.22
February 2016	$1.40	$1.25
March 2016	$1.43	$1.14
April 2016	$1.51	$1.29
May 2016	$1.50	$1.30
June 2016	$1.80	$1.23

On July 15, 2016, the closing price of our common stock was $1.34.  Of the 5,577,639 shares of common stock issued as of June 30, 2016, 5,154,431 shares were outstanding, 2,412,370 shares were held in the United States by 152 holders of record and 423,208 shares were held by the Company as treasury stock.  We have 165 shareholders of record.

Transfer and Warrant Agent

The transfer agent and registrar for the common stock is Computershare, 1745 Gardena Avenue #200, Glendale, California 91204.

Item 10.  Additional Information

Share Capital

Our authorized capital is $170,000, consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock.  Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Stockholders’ Equity for the fiscal years ended March 31, 2014, 2015 and 2016 included herein in Item 18.

At July 15, 2016, there were 5,577,639 shares of our common stock issued, 5,154,431 shares were outstanding, and 423,208 shares were held by the Company in treasury.  All shares were fully paid.  In addition, we had outstanding 850,000 options to purchase common stock as follows:

Number of Options	Exercise Price per Share	Expiration Date
425,000	$ 1.50	March 31, 2020
425,000	$ 1.50	March 31, 2025

At July 15, 2016, there were no shares of our preferred stock outstanding.

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

We signed a Banking Facility Letter dated February 2, 2016 with Hang Seng Bank for an approximately HK$48.3 million (or approximately US$6.2 million) letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring, overdraft facility and financial instruments including forward contracts.  A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.1 and is incorporated herein by this reference.

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

Interest Rate Risk

Our interest rate risk primarily arises from our bank borrowings and our general banking facilities.  As at March 31, 2016, we had utilized approximately $1,743,000 of our total banking facilities of $6,189,000.  Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.  We intend to manage our interest rate risk through appropriate borrowing strategies.  We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts as at March 31, 2016 which were subject to variable interest rates is as below:

	March 31,	Interest
	2016	Rate
Notes payable	$1,237,000	HIBOR(1) + 2.5%
Long term loans (2)	$506,000	HIBOR(1) + 2.25%

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

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by approximately $32,000.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

The Company’s management, with the participation of Andrew So, its Chief Operating Officer, and Albert So, its Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, as of March 31, 2016. Our Company's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

In making this assessment, management used the criteria established in 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, the Company’s management, including its Chief Operating Officer and Chief Financial Officer, have concluded that, as of March 31, 2016, there were certain material weaknesses in our internal controls, over financial reporting related to our financial closing process, the lack of trained accounting personnel and the failure to enter certain transactions into the accounting records on a timely basis, and the failure to properly record stock based compensation in our interim financial statements. Three of these weaknesses were identified in the Form 20-F that we filed during the previous year, and the fourth arose during the fiscal year ended March 31, 2016.

•	We have not maintained effective internal control over the financial closing process to provide reasonable assurance that the financial statements (including our interim financial statements) are prepared in accordance with Generally Accepted Accounting Principles (GAAP).

•	We did not have:
▪	a sufficient number of experienced personnel in our accounting and finance departments to provide reasonable assurance that transactions were being recorded, and adequate supervisory reviews and monitoring activities over financial reporting matters and controls performed, as necessary to permit the preparation of the financial statements (including our interim financial statements) in accordance with GAAP;
▪	timely and accurate preparation and review of period-end account analyses and timely disposition of any required adjustments; and
▪	adequate training of and communication to employees regarding their duties and control responsibilities within the accounting and finance organization to ensure that processes and control activities were being carried out appropriately.

These material weaknesses resulted in material post-closing adjustments reflected in the financial statements for the year ended March 31, 2015. These adjustments resulted in changes to assets, liabilities, stockholders' equity, income and expenses.

During the fiscal year ended March 31, 2014, we identified additional material weaknesses, relating to the conduct of our year end inventory count, and the approval of loans to an officer and director in violation of Section 13(k) adopted under the Exchange Act as more particularly described below. We have taken certain remedial actions to address these matters and management does not believe that these material weaknesses exist as of March 31, 2016.

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

Audit Fees

The aggregate fees billed by Moore Stephens CPA Limited for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2016 and 2015 were $190,000 for each year.

Audit Related Fees

There were no fees billed by Moore Stephens CPA Limited for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2016 and for the fiscal year ended March 31, 2015.

Tax Fees

The aggregate fees billed for professional services rendered for tax compliance for the fiscal years ended March 31, 2016 and 2015 were approximately $4,800 and $3,600 respectively.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock.  This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. On November 16, 2006 and on September 17, 2015, the Company's Board of Directors authorized an additional $1,000,000 and an additional $1,500,000, respectively, for the Company’s repurchase of its common stock under the same repurchase program.  These two authorizations to repurchase shares, together, increased the amount authorized for repurchase from $500,000 to $3,000,000. The following table contains the Company’s purchases of equity securities in the fiscal year ended March 31, 2016.
Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
December 1, 2015 to December 31, 2015	8,300	$1.40	8,300	$1,523,000
January 1, 2016 to January 31, 2016	26,430	$1.38	26,430	$1,486,000
February 1, 2016 to February 29, 2016	16,017	$1.31	16,017	$1,465,000
March 1, 2016 to March 31, 2016	22,725	$1.32	22,725	$1,435,000
TOTAL	73,472	$1.35	73,472	$1,435,000
*  In April 2016, the Company repurchased an additional 19,000 shares of its common stock for an aggregate purchase price of approximately $27,000.
As of July 15, 2016, the Company (through its subsidiary) had repurchased an aggregate of 423,208 shares of its common stock. The Company may from time to time repurchase additional shares of its Common Stock under this program.

Item 16F.  Changes in Registrant’s Certifying Accountants.

Not applicable to Bonso.

Item 16G.  Corporate Governance.

For a discussion of the ways in which the Company’s corporate governance differs from those followed by domestic companies under the NASDAQ Marketplace listing requirements, see “NASDAQ Exemptions and Home Country Practices” above.

Item 16H.  Mine Safety Disclosure.

Not applicable to Bonso.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Item 19.  Exhibits

4.1	Banking Facility Letter, dated February 2, 2016 between Bonso and the Hang Seng Bank Limited

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BONSO ELECTRONICS INTERNATIONAL INC.

Dated: August 12, 2016                                                                               /s/ Anthony So
Anthony So, Chairman of the Board, Chief Executive Officer and Director

Dated: August 12, 2016                                                                               /s/ Albert So
Albert So, Chief Financial Officer, Treasurer and Secretary

Bonso Electronics International Inc.
(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2016

Bonso Electronics International Inc.

i

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Bonso Electronics International Inc.

We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and subsidiaries (the “Company”) as of March 31, 2015 and 2016 and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2016.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2015 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens CPA Limited
Moore Stephens CPA Limited
Certified Public Accountants
Hong Kong
August 12, 2016

Bonso Electronics International Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars)

			March 31,
	Note		2015	2016
			$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents			3,027	3,547
Trade receivables, net	2		1,306	913
Other receivables, deposits and prepayments			1,154	1,180
Inventories, net	3		3,121	1,823
Financial instruments at fair value	9		391	144
Income tax recoverable			39	-

Total current assets			9,038	7,607

Investment in life insurance contract	10		136	140
Other receivables - non-current portion			-	265

Property, plant and equipment
Buildings			17,056	16,403
Construction-in-progress			427	821
Plant and machinery			9,847	9,862
Furniture, fixtures and equipment			1,325	1,323
Motor vehicles			572	685

			29,227	29,094
Less: accumulated depreciation and impairment			(16,743)	(17,377)

Property, plant and equipment, net	4		12,484	11,717

Intangible assets, net	6		4,119	3,292

Total assets			25,777	23,021

Liabilities and stockholders’ equity

Current liabilities

Notes payable - secured	7		1,830	1,237
Bank loans - secured	7		3,376	506
Accounts payable			4,791	2,501
Accrued charges and deposits			3,117	3,153
Income tax liabilities	8		7	317
Payable to affiliated parties	15		66	79
Financial instruments at fair value	9		84	160
Current portion of capital lease obligations	11	(a)	23	49
Loan from affiliated party - current portion	15		135	135

Total current liabilities			13,429	8,137

Financial instruments at fair value - non current portion	9		112	-
Capital lease obligations - non current portion	11	(a)	45	104
Loan from affiliated party - non current portion	15		336	202

Commitments and contingent liabilities	12

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: March 31, 2015 and 2016 - 5,577,639, - outstanding shares: March 31, 2015: 5,246,903; March 31, 2016: 5,173,431.			17	17
Additional paid-in capital			21,765	22,566
Treasury stock at cost: March 31, 2015: 330,736; March 31, 2016: 404,208.			(1,462)	(1,561)
Accumulated deficit			(11,699)	(8,828)
Accumulated other comprehensive income			3,234	2,384

			11,855	14,578

Total liabilities and stockholders’ equity			25,777	23,021

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Operations and Comprehensive Income
(Expressed in United States Dollars)

		Years ended March 31,
	Note	2014	2015	2016
		$ in thousands	$ in thousands	$ in thousands

Net sales	19	31,305	28,944	23,892
Cost of sales		(28,631)	(23,092)	(16,476)

Gross profit		2,674	5,852	7,416

Rental income		708	1,453	1,477
Selling expenses		(389)	(822)	(420)
Salaries and related costs		(2,983)	(3,166)	(2,961)
Research and development expenses		(366)	(228)	(200)
Administration and general expenses		(2,964)	(3,245)	(3,503)
Other income		20	520	256
Gain on disposal of property plant and equipment		3,595	98	718
Gain on disposal of intangible assets		-	-	519

Income from operations	19	295	462	3,302
Interest income		64	18	15
Interest expense		(136)	(273)	(113)
Foreign exchange loss		(444)	(134)	(23)

(Loss) / income before income taxes		(221)	73	3,181
Income tax credit / (expense)	8	-	1,037	(310)

Net (loss) / income		(221)	1,110	2,871

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments, net of tax		257	123	(850)

Comprehensive income		36	1,233	2,021

Net (loss) / income attributable to common shareholders		(221)	1,110	2,871

Net (loss) / earnings per share	18
- basis and diluted		$(0.04)	$0.21	$0.55

Weighted average number of shares outstanding in calculating net (loss) / earnings per share
- basic and diluted	18	5,246,903	5,246,903	5,173,431

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

	Common stock			Treasury stock			Accumulated
							other
							comprehensive
			Additional	Treasury			income-foreign	Total
	Shares	Amount	paid-in	Shares	Amount	Accumulated	currency	stockholders’
	Issued	outstanding	capital	held	outstanding	deficit	adjustments	equity
		$ in thousands	$ in thousands		$ in thousands	$ in thousands	$ in thousands	$ in thousands

Balance, April 1, 2013	5,577,639	17	21,765	330,736	(1,462)	(12,588)	2,854	10,586
Net loss	-	-	-	-	-	(221)	-	(221)
Foreign exchange translation adjustment	-	-	-	-	-	-	257	257

Balance, March 31, 2014	5,577,639	17	21,765	330,736	(1,462)	(12,809)	3,111	10,622
Net income	-	-	-	-	-	1,110	-	1,110
Foreign exchange translation adjustment	-	-	-	-	-	-	123	123

Balance, March 31, 2015	5,577,639	17	21,765	330,736	(1,462)	(11,699)	3,234	11,855
Net income	-	-	-	-	-	2,871	-	2,871
Share-based compensation (Note 14(f))	-	-	801	-	-	-	-	801
Shares repurchased (Note 13(a))	-	-	-	73,472	(99)	-	-	(99)
Foreign exchange translation adjustment	-	-	-	-	-	-	(850)	(850)

Balance, March 31, 2016	5,577,639	17	22,566	404,208	(1,561)	(8,828)	2,384	14,578

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Years Ended March 31,
	2014	2015	2016
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities
Net (loss) / income	(221)	1,110	2,871

Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	1,086	1,082	1,047
Amortization	289	294	288
Gain on disposal of property, plant and equipment	(3,595)	(98)	(718)
Gain on disposal of intangible assets	-	-	(519)
Write-down of inventories	874	687	30
Write off of property, plant and equipment	1,511	192	-
Change in cash surrender value of life insurance contract	(4)	(5)	(4)
Change in fair value of financial instruments	419	(132)	(46)
Compensation expense for stock options granted	-	-	801

Changes in assets and liabilities:
Trade receivables	279	1,174	393
Other receivables, deposits and prepayments	(166)	380	336
Receivable from affiliated party	(166)	-	-
Repayment from affiliated party	-	166	-
Inventories	(2,959)	3,737	1,268
Income tax recoverable	-	-	39
Accounts payable	2,620	(5,622)	(2,290)
Accrued charges and deposits	268	520	36
Payable to affiliated parties	10	56	13
Income tax liabilities	-	(894)	310

Net cash provided by operating activities	245	2,647	3,855

Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	40	314	805
Acquisition of property, plant and equipment	(2,778)	(1,105)	(823)
Proceeds from disposal of intangible assets	-	-	342
Acquisition of financial instruments at fair value	-	(390)	(134)
Proceeds from sale of financial instruments at fair value	-	-	391
Acquisition of fixed deposits	(1,049)	-	-
Proceeds from maturity of fixed deposits	1,014	1,049	-

Net cash (used in) / generated from investing activities	(2,773)	(132)	581

Cash flows from financing activities
Capital lease payments	(28)	(24)	(31)
Advance from notes payable	7,313	6,275	4,370
Repayment of notes payable	(7,062)	(6,972)	(4,963)
Advance from bank overdrafts	630	-	-
Repayment of bank overdrafts	(180)	(630)	-
Advance from bank loans	963	2,927	-
Repayment of bank loans	-	(1,871)	(2,870)
Advance from affiliated party	-	538	-
Payment to affiliated party	-	(67)	(134)
Stock repurchase	-	-	(99)

Net cash generated from / (used in) financing activities	1,636	176	(3,727)

Net (decrease) / increase in cash and cash equivalents	(892)	2,691	709
Effect of exchange rate changes on cash and cash equivalents	(132)	220	(189)
Cash and cash equivalents, beginning of year	1,140	116	3,027

Cash and cash equivalents, end of year	116	3,027	3,547

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	136	273	113
Income tax	-	13	-

Income tax refund received	-	165	39
Non-cash investing activities:
Property plant and equipment acquired under capital lease	120	-	116

Non-cash financing activities:
Compensation expense for stock options granted	-	-	801
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

The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.  Significant estimates made by management include valuation of inventories, allowance for trade receivables, stock based compensation and the impairment of long-lived assets. Actual results could differ from those estimates.

The Company had operating income of approximately $295,000, $462,000 and $3,302,000 in the fiscal years ended March 31, 2014, 2015 and 2016 respectively.  Notwithstanding the negative working capital as of March 31, 2015 and 2016, the accompanying consolidated financial statements have been prepared on a going concern basis.  With the unutilized banking facilities of approximately $4,446,000 (refer to note 7) available as of March, 31, 2016 and the increase of gross profit percentage from 20.2% during the fiscal year ended March 31, 2015 to 31.0% during the fiscal year ended March 31, 2016, management believes the Company will have sufficient working capital to meet its financing requirements based upon their experience and their assessment of the Company’s projected performance, credit facilities and banking relationships.

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

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less.  Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments.  The Company has no cash equivalents as of March 31, 2015 and 2016.

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

The Company complies with ASC 740 “Income Taxes” for uncertainty in income taxes recognized in financial statements.  ASC 740 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company’s accounting policy is to treat interest and penalties as components of income taxes.  The Company’s income tax returns through the fiscal years ended March 31, 2015 had been assessed by the tax authorities.

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

(g)	Property, plant and equipment

(i)	Property, plant and equipment are stated at cost less accumulated depreciation. Leasehold land and buildings are depreciated on a straight-line basis over 15 to 50 years, representing the shorter of the remaining term of the lease or the expected useful life to the Company.

(ii)	Other categories of property, plant and equipment are carried at cost and depreciated using the straight-line method over their expected useful lives to the Company. The principal estimated useful lives for depreciation are:

Plant and machinery	- 10 years
Furniture, fixtures and equipment	- 5 to 10 years
Motor vehicles	- 5 years

(iii)	Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.

(iv)	The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year when it is incurred.

(v)	Any gain or loss on disposal is included in the consolidated statements of operations and comprehensive income.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(h)	Impairment of long-lived assets including intangible assets

Long-lived assets held and used by the Company and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairment made on other long-lived assets are disclosed in the consolidated statements of operations and comprehensive income.  Since the fiscal year ended March 31, 2014, the Company has transferred all its production process to the factory in Xinxing, PRC, and the factory in Shenzhen was leased out to a third party.  As a result, the Company performed an assessment of the value of the land, buildings and intangible assets of the factories in Shenzhen and Xinxing, PRC, and no provision for impairment was made by the Company (2015: $nil; 2014: $nil) based on the assessment.

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

The Company provides to certain customers an additional one to two percent of the quantity of certain products ordered in lieu of a warranty, which is recognized as cost of sales when these products are shipped to customers from the Company’s facilities.  In addition, certain products sold by the Company are subject to a limited product quality warranty.  The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated.  During the fiscal year ended March 31, 2016, the Company recorded $nil for such accrual (2015: $nil, 2014: $nil).  The standard limited warranty period is one to three years.  Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history.  All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified.  Historically, the Company has not experienced material differences between its estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

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

Advertising costs are expensed as incurred and are included within selling expenses. Advertising costs were approximately $16,000, $9,000 and $12,000 for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

(m)	Foreign currency translations

(i)	The Company’s functional currency is the United States dollar. The financial statements of foreign subsidiaries where the United States dollar is the functional currency and which have transactions denominated in non-United States dollar currencies are translated into United States dollars at the exchange rates existing on that date. The translation of local currencies into United States dollars creates transaction adjustments which are included in net income / (loss). Exchange differences are recorded in the statements of operations and comprehensive income.

(ii)	The financial statements of foreign subsidiaries, where non-United States dollar currencies are the functional currencies, are translated into United States dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for statement of operations. Adjustments resulting from translation of these financial statements are reflected as a separate component of stockholders’ equity in accumulated other comprehensive income.

(n)	Stock options and warrants

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

(o)	Fair value of financial instruments

The carrying amounts of financial instruments including cash and cash equivalents, trade receivables, net, other receivables, deposits and prepayments, other current assets, accounts payable and accrued charges and deposits, other current liabilities approximate fair value due to the relatively short-term maturity of these instruments. The carrying value of long-term debt approximates fair value based on prevailing borrowing rates currently available for loans with similar terms and maturities.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(p)	Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” ("ASU 2014-09").  The objective of this Update is to remove inconsistencies and weaknesses in revenue requirements, and to simplify the preparation of financial statements by reducing the number requirements to which an entity must refer.  The new standard supersedes virtually all present U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the present standards, as well as additional disclosures.  In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date", deferring the effective date for one year to interim and annual periods beginning after December 15, 2017. Early adoption is also permitted as of the original effective date (interim and annual periods beginning after December 15, 2016) and retrospective application is required. The Company is currently evaluating the impact this Update will have on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, “Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (“ASU 2014-12”). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The adoption of ASU 2014-12 is not expected to have a material impact on the Company’s consolidated financial statements.

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

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(p)	Recent accounting pronouncements (Continued)

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

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This ASU is effective for arrangements entered into, or materially modified, in interim and annual periods beginning after December 15, 2015. Retrospective application is permitted but not required. The adoption of ASU 2015-07 is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, "Inventory (Topic 330): Simplifying the Measurement of Inventory" ("ASU 2015-11"), which states an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This amendment applies to all inventory that is measured using the average cost or first-in first-out (FIFO) methods. This supersedes prior guidance which allowed entities to measure inventory at the lower of cost or market, where market could be replacement cost, net realizable value or net realizable value less an approximately normal profit margin. This ASU is effective for interim and annual periods beginning after December 15, 2016. The amendments should be applied prospectively and earlier application is permitted. This ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes" ("ASU 2015-17"). The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(p)	Recent accounting pronouncements (Continued)

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). The amendments in this update supersede the guidance to classify equity securities with readily determinable fair values into different categories (that is trading or available-for-sale) and require equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies) to be measured at fair value with changes in the fair value recognized through net income. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Lease (Subtopic 842)" ("ASU 2016-02"): This Update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-05, "Derivatives and Hedging: Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships" ("ASU 2016-05"), which states that a change in counterparty to a derivative instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge account criteria continue to be met. This ASU is effective for interim and annual periods beginning after December 15, 2016. The amendments should be applied on either a prospective basis or a modified retrospective basis and earlier application is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, "Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which provides guidance on several aspects of accounting for share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification on the statement of cash flows. Most notably, the Company will be required to recognize all excess tax benefits and shortfalls as income tax expense or benefit in the statement of earnings within the reporting period in which they occur. This ASU is effective for interim and annual periods beginning after December 15, 2016 and early addition is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which improves financial reporting by providing timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Forward-looking information will now be used to better inform credit loss estimates. This ASU is effective for interim and annual periods beginning after December 15, 2019 and early addition is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

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

Allowance for doubtful accounts amounted to $1,415,000 as of March 31, 2015 and 2016. The Company believed that the recoverability was doubtful, and continued to include this amount in allowance for doubtful accounts as of March 31, 2015 and 2016.

Most of the Company’s trade receivables are generally unsecured.

3	Inventories

The components of inventories as of March 31, 2015 and 2016 are as follows:

	2015	2016
	$ in thousands	$ in thousands

Raw materials	1,978	684
Work in progress	676	430
Finished goods	467	709

	3,121	1,823

During the fiscal years ended March 31, 2014, 2015 and 2016, based upon material composition and expected usage, provision for inventories of approximately $874,000, $687,000 and $30,000, respectively, were charged to the consolidated statements of operations under cost of sales.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

4	Property, plant and equipment, net

During the fiscal years ended March 31, 2014, 2015 and 2016, depreciation expenses charged to the consolidated statements of operations amounted to approximately $1,086,000, $1,082,000 and $1,047,000 respectively.  As at March 31, 2015 and 2016, fully depreciated assets that were still in use by the Company amounted to $9,550,000 and $9,195,000, respectively.

Property, plant and equipment in Shenzhen and Xinxing were assessed for impairment according to the policy described in note 1(h).  The Company concluded that no impairment to property, plant and equipment in Shenzhen and Xinxing were required for the fiscal years ended March 31, 2015 and 2016.

5	Interests in subsidiaries

Particulars of principal subsidiaries as of March 31, 2015 and 2016 are as follows:

Name of company	Place of incorporation and kind of legal entity	Particulars of issued capital/ registered capital	Percentage of capital held by the Company		Principal activities
			2015	2016
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	HK5,000,000 (US$641,026)	100%	100%	Investment holding, providing management and administrative support to the Group companies

Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	HK3,000,000 (US$384,615)	100%	100%	Investment holding and property investment

Bonso Electronics (Shenzhen) Company, Limited (“BESCL”)	PRC, limited liability company	US$12,621,222	100%	100%	Investment holding and property rental

Bonso Advanced Technology Limited * (“BATL”)	Hong Kong, limited liability company	HK1,000,000 (US$128,205)	100%	100%	Investment holding, and trading of scales and pet electronics products

Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”)	PRC, limited liability company	US$10,000,000	100%	100%	Production of scales and pet electronics products

Bonso Technology (Shenzhen) Company, Limited (“BTL”)	PRC, limited liability company	HK$200,000	100%	100%	Product development

* Shares directly held by the Company

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

6	Intangible assets

Intangible assets are analyzed as follows:

	March 31,
	2015	2016
	$ in thousands	$ in thousands

Cost	6,939	6,159
Less: accumulated amortization	(2,820)	(2,867)

	4,119	3,292

The components of intangible assets are as follows:

	March 31,
	2015	2016
	$ in thousands	$ in thousands

Land use right of factory land in Shenzhen, Guangdong, PRC	1,880	1,599
Land use right of factory land in Xinxing, Guangdong, PRC	2,239	1,652
Golf club membership	-	41

	4,119	3,292

Amortization expense in relation to other intangible assets was approximately $289,000, $294,000 and $288,000 for each of the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

As of March 31, 2016, future minimum amortization expenses in respect of other intangible assets are as follows:

Year ending March 31,	$ in thousands

2017	284
2018	284
2019	284
2020	284
2021	284
Thereafter	1,872

Total	3,292

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

7	Banking facilities

As of March 31, 2016, the Company had general banking facilities for bank overdrafts, letters of credit, notes payable, factoring and term loans.  The facilities are interchangeable with total amounts available of $6,189,000 (2015: $9,438,000).  The general banking facilities utilized by the Company are denominated in United States dollars, Hong Kong dollars and Chinese Yuan.

The Company’s general banking facilities, expressed in United States dollars, are further detailed as follows:

	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2016
	2015	2016	2015	2016	2015	2016	Interest	Repayment
	$ in thousands		$ in thousands		$ in thousands		rate	terms
Import and export facilities

Combined limit	2,564	2,564	1,830	1,237	734	1,327

Including sub-limit of:
Notes payable	2,308	2,308	1,830	1,237	478	1,071	HIBOR* +2.5%	Repayable in full within 120 days
Bank overdrafts	641	641	-	-	641	641	Prime rate + 1%	Repayable on demand
Factoring	2,400	2,400	-	-	2,400	2,400	HIBOR* +1.5%	Repayable in 60 days

Other facilities
Export Documentary Credits	641	641	-	-	641	641
Short Term Loans	3,547	1,923	1,026	-	2,521	1,923	(Note A)	Revolving loan repayable in 30 days
Long Term Loans (1)	2,686	1,061	2,350	506	336	555	(Note A)	Term loans repayable monthly over 3 years.

	9,438	6,189	5,206	1,743	4,232	4,446

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

As of March 31, 2016, a treasury product facility of approximately $25,738,000 (2015: $25,738,000) was made available to the Company for transactions of financial instruments including forward contracts, and approximately $1,000,000 (2015: $2,000,000) of the facility was utilized.

One of the properties of the Company located in Hong Kong with a net book value of approximately $977,000, the rental assignment over such property, and the rights, interests and benefits of a life insurance contract with a book value of approximately $140,000 are arranged as securities to the banks for the banking facilities arrangement.

The Prime Rate, HIBOR and Peoples' Bank of China loan benchmark interest rate were 5.00%, 0.89% and 4.75% per annum, respectively, as of March 31, 2016.  The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.  Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

The weighted average interest rates of borrowings of the Company are as follows:

	During the fiscal year ended March 31,
	2015	2016

Bank overdrafts	6.00%	6.00%
Notes payable	2.92%	2.94%
Term Loan in Hong Kong	2.47%	2.50%
Term Loan in PRC	6.77%	6.77%
Factoring	1.74%	1.74%

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax

(a)	The subsidiaries comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong and the PRC. The Company is not subject to income taxes in the British Virgin Islands.

Hong Kong Tax

The subsidiaries operating in Hong Kong are subject to the Hong Kong profits tax rate of 16.5% (2015 and 2014: 16.5%).  BIL and BEL have no assessable profits for the year ended March 31, 2016.  BATL has assessable profits for the year ended March 31, 2016.  Therefore, current year provision for taxation has been made for the year ended March 31, 2016 (2015: $nil).

Since December 2005, BEL was under tax review by the local tax authorities for the profits tax assessment for the fiscal years ended March 31, 2000 to 2005.  During the tax years under review, BEL was reporting profits tax with tax benefit of 50% reduction in tax payment due to import processing.  However, the local tax authorities later believed that BEL was not entitled to this tax benefit as the PRC factory setup was no longer considered an import processing activity.  Also, during the tax years under review, the local tax authorities believed that some profits of BEII were generated within the territory of Hong Kong and should be taxable in Hong Kong.  After review and discussion between the Company and the local tax authorities, both parties agreed that the tax benefit of 50% reduction was not applicable and certain profits of BEII were taxable in Hong Kong during the tax years in review.

 During the fiscal year ended March 31, 2015, the tax review case was closed and confirmed with the local tax authorities and the final tax and interest payable were approximately $1,545,000.  After offsetting with the tax reserve certificates purchased for approximately $1,710,000, the Company obtained a refund of approximately $165,000.

PRC Tax

All subsidiaries registered in the PRC are subject to a tax rate of 25% (2015 and 2014: 25%).

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (Continued)

(b)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The (loss) / income before income taxes by geographical location is analyzed as follows:

	2014	2015	2016
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	(1,495)	(55)	3,933
PRC	1,337	148	(167)
Others	(63)	(20)	(585)

Total	(221)	73	3,181

Others mainly include the (loss) / income from BVI.

(c)	Income tax credit / (expense) comprises the following:

	2014	2015	2016
	$ in thousands	$ in thousands	$ in thousands

Current income tax expense	-	(13)	(310)
Income tax credit	-	1,050	-

Total income tax credit / (expense)	-	1,037	(310)

The components of the income tax credit / (expense) by geographical location are as follows:

	2014	2015	2016
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	-	1,050	(310)
PRC	-	(13)	-

Total	-	1,037	(310)

At the end of the accounting period, the income tax liabilities are as follows:

	2015	2016
	$ in thousands	$ in thousands

Non-current	-	-
Current	7	317

Total	7	317

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (Continued)

(d)	Deferred tax assets comprise the following:

	2015	2016
	$ in thousands	$ in thousands
Tax loss carry forwards	4,459	4,459
Less: Valuation allowance	(4,459)	(4,459)

	-	-

         As of March 31, 2015 and 2016, the Company had accumulated tax losses amounting to approximately $25,327,000 and $25,327,000 (the tax effect thereon is $4,459,000 and $4,459,000), respectively, subject to the final agreement by the relevant tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other countries. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2016, the Company’s accumulated tax losses of $1,593,000 will expire in 2018.

(e)	Changes in valuation allowance are as follows:

	2014	2015	2016
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	700	853	4,459
Charged to income tax expense	153	3,606	-

Balance, March 31	853	4,459	4,459

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (Continued)

(f)	The actual income tax credit / (expense) attributable to earnings for the fiscal years ended March 31, 2014, 2015 and 2016 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

	2014	2015	2016
	$ in thousands	$ in thousands	$ in thousands

(Loss) / income before income taxes	(221)	73	3,181

Income tax benefit / (expense) on pretax income at statutory rate	36	(12)	(525)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(28)	(233)	(95)
Profit not subject to income tax	1,129	542	387
Expenses not deductible for income tax purposes	(1,137)	(336)	(255)
Increase in valuation allowance	153	3,606	-
Reversal of provision from conclusion of tax review with tax authorities	-	2,595	-
Tax expense from conclusion of tax review with tax authorities	-	(1,545)	-
Utilization of tax losses not previously recognized / (tax losses not yet recognized)	(153)	(3,580)	178

Total income tax (expense) / credit	-	1,037	(310)

The statutory rate of 16.5% used above is that of Hong Kong, where the Company’s main business is located.

(g)	The Company complies with ASC 740 and assessed the tax position during the fiscal year ended March 31, 2016 and concluded that such prior year uncertain income tax liability was no longer required.

The Company’s accounting policy is to treat interest and penalties as components of income taxes.  As of March 31, 2016, the Company had no accrued penalties related to uncertain tax positions (2015: $nil).

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

The Company entered into forward contracts with a bank, and the bank will pay the Company if the Chinese Yuan appreciates against the USD.  If the Chinese Yuan depreciates against the USD, the Company will need to pay the bank, but will be able to buy more Chinese Yuan as a result.

During the fiscal year ended March 31, 2016, based on our valuation of the existing forward contracts, we recorded a gain of approximately $36,000 (2015: $132,000) for the change in valuation, resulting in a liability of approximately $160,000 (2015: $196,000).

During the fiscal year ended March 31, 2015, the Company purchased an investment product for approximately $390,000 through Ping An Bank, and the fair value at March 31, 2015 was approximately $391,000.  Such investment product has been redeemed during the fiscal year ended March 31, 2016.

During the fiscal year ended March 31, 2016, the Company purchased listed shares in Hong Kong for approximately $134,000.  A revaluation gain of approximately $10,000 was recorded.

At the end of the accounting period, the fair value of the following assets / (liabilities) were as follows:

	March 31, 2015				March 31, 2016
$ in thousands
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Forward contracts (1)	-	(196)	-	(196)	-	(160)	-	(160)
Investment product (2)	-	-	391	391	-	-	-	-
Equity investment (3)	-	-	-	-	144	-	-	144

(1)	The fair value of forward contracts was determined based on the present value of expected future cash flows considering the risks involved, and using discount rates appropriate for the respective maturities. Observable level 2 inputs are used to determine the present value of expected future cash flows.

(2)	Observable inputs for the fair value of financial instruments were not assessable. The fair value is determined based on valuation and projection provided by Ping An Bank. On July 8, 2015, the investment product has been redeemed for approximately $397,000 for a net gain of approximately $6,000.

(3)	The fair value of equity investment is determined based on quoted price in active markets.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

10	Investment in life insurance contract

Investment in life insurance contract represents the carrying amount (surrender value) of the contract if it is to be terminated by the Company.  There is one life insurance contract as of March 31, 2016 and March 31, 2015, with a carrying amount of approximately $140,000 and $136,000, respectively.  All premiums of this contract have already been paid during the fiscal year ended March 31, 2012.  The face amount (death benefit) of this contract is $1,000,000.  During the fiscal year ended March 31, 2016, we recorded a gain of approximately $4,000 for the change in valuation (2015: $5,000).

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

11	Leases

(a)	Capital leases

During the year ended March 31, 2014, the Company entered into capital lease obligations amounting of approximately $123,000 for two motor vehicles.  During the year ended March 31, 2015, the Company did not enter into additional capital lease obligations.  During the year ended March 31, 2016, the Company entered into additional capital lease obligations amounting to approximately $116,000 for one motor vehicle.

Future minimum payments under capital leases as of March 31, 2016 with an initial term of more than one year are as follows:

Future minimum payments under capital leases for the years ended March 31,	Principal repayment	Interest payment	Total obligations
	$ in thousands	$ in thousands	$ in thousands

2017	49	5	54
2018	44	4	48
2019	28	2	30
2020	27	1	28
2021	5	0	5

	153	12	165

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

11	Leases (Continued)

(b)	Operating leases

As of March 31, 2016, the Company leases a factory in Shenzhen, two commercial units in Beijing and part of production facilities in Xinxing under rental agreements to third parties.  The Company will need to pay a cancellation fee of approximately $71,000 if the Company decides to terminate all the rental agreements before their expiry.

The Shenzhen factory was rented out to a third party from August 1, 2013 to August 1, 2019.  Part of the production facilities in Xinxing were rented to various third parties up to December 31, 2020.  The expected future rental payments to be received are as follows:

Year ending March 31,	$ in thousands

2017	1,318
2018	1,312
2019	1,312
2020	437

4,379

As of March 31, 2016, the future minimum lease commitment payables in respect of non-cancellable operating leases for two offices in Shenzhen, a staff quarter in Shenzhen and a staff quarter in Xinxing are as follows:

Year ending March 31,	$ in thousands

2017	117
2018	100
2019	18

235

Rental expenses for all operating leases of two office premises in Shenzhen, a staff quarter in Shenzhen and a staff quarter in Xinxing amounted to approximately $51,000, $100,000 and $119,000 for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

12            Commitments and contingent liabilities

(a)	Commitments

Capital expenditures contracted at the balance sheet date but not yet provided for are as follows:

	March 31,
	2015	2016
	$ in thousands	$ in thousands

Construction in Xinxing, Guangdong, PRC	301	48

As of March 31, 2016, the Company entered into contractor agreements on leasehold improvements on the manufacturing facility in Xinxing, the PRC for total consideration of $629,000.  As of March 31, 2016, $581,000 has been paid, and the remaining balance of $48,000 is to be paid in accordance with the progress of the construction.

(b)	Contingent liabilities

The Company has entered into an employment agreement with a director, Anthony So.  Mr. So’s employment agreement provides for a maximum yearly salary of approximately $800,000 per year plus bonus.  The initial term of the employment agreement expired on March 31, 2013 (“Initial Term”); however, the employment agreement has been renewed under a provision in the agreement that provides for automatic renewal for successive one year periods, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement.  Mr. So’s employment agreement contains a provision under which the Company will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement occurs.  The employment agreement was renewed automatically, and will expire on March 31, 2017, unless automatically renewed.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

13	Stockholders’ equity

(a)	Repurchase of common stock

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000.  The Board of Directors believed that the common stock was undervalued and that the repurchase of common stock would be beneficial to the Company's stockholders.  The Company (through its subsidiary) has repurchased an aggregate of 404,208 shares of its common stock, including 73,472 ($99,000) shares that were repurchased during the fiscal year ended March 31, 2016. No shares were repurchased during the fiscal years ended March 31, 2014 and 2015.  The Company may from time to time repurchase shares of its common stock under this program.

(b)	Preferred stock

The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the stockholders, with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2016.

(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

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

In April 2003, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 372,500 shares of common stock of the Company at an exercise price of $1.61.  The exercise prices of these options were equal to the fair market value at the time of grant.  The options expired on March 31, 2013.  No such options were exercised during the ten year term ended March 31, 2013.

In March 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.12.  The exercise prices of these options were equal to the fair market value at the time of grant.  The options expired on March 25, 2014.  No such options were exercised during the ten year term ended March 31, 2014.

 In September 2004, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $6.20.  The exercise prices of these options were equal to the fair market value at the time of grant.  The options expired on September 12, 2014.  No such options were exercised up to September 12, 2014.

In December 2005, the Company issued options to certain non-employee directors of the Company to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $4.50. The exercise prices of these options were equal to the fair market value at the time of grant.  The options expired on December 4, 2015.  No such options were exercised up to December 4, 2015.

 On November 16, 2006, the Board of Directors of the Company voted to rescind the Company’s 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”). All options previously granted under the Non-Employee Directors’ Plan continue in full force and effect pursuant to their terms of grant.

During the fiscal years ended March 31, 2014, 2015 and 2016, no shares or share options were granted under the 1996 Stock Option Plan.

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

 On July 15, 2015, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan, all of which remained outstanding as of March 31, 2016.  The options for 425,000 shares will expire on March 31, 2020, and options for 425,000 shares will expire on March 31, 2025.  Options granted under the stock option plans vest immediately and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(d)	A summary of the stock options activity is as follows:

	Number	Weighted average exercise
	of options	price

Balance, March 31, 2014	70,000	$5.47
Expired	(40,000)	$6.20

Balance, March 31, 2015	30,000	$4,50
Expired	(30,000)	$4.50
Granted	850,000	$1.50

Balance, March 31, 2016	850,000	$1.50

(e)	The following table summarizes information about all stock options of the Company outstanding as at March 31, 2016:
Weighted
	Number	average	Exercisable
Weighted average	outstanding at	remaining life	shares at
exercise price	March 31, 2016	(years)	March 31, 2016

$1.50	850,000	6.5	850,000

         The intrinsic value of options outstanding and exercisable was $nil on March 31, 2016.  The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2016.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(f)	Stock-based compensation expense is recognized on a straight-line basis over the respective vesting periods, or at the time of option granting if there is no vesting periods. The fair value of the option granted was estimated on the date of granting using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

For the Fiscal Year
Ended March 31, 2016

Risk-free interest rate (1)	1.63% to 2.36%
Expected life (years) (2)	4.71 to 9.71
Expected dividend yield (3)	0%
Volatility (4)	73.63%
Fair value of options at grant date per share	$0.81 to $1.08

(1)
Risk-free interest rate
Risk-free interest rate for periods within the contractual life of the option is based upon the interest rate on U.S. Treasury  zero-coupon bond issued with remaining terms similar to the expected term of the options granted.

(2)	Expected life (years) Assumption of the expected term were based on the vesting and contractual terms and employee demographics.

(3)	Expected dividend yield The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(4)	Volatility The volatility assumption was estimated based on historical volatility of the Company’s share price applying the guidance provided by ASC 718.

The Company recorded the related compensation expense of approximately $nil, $nil and $801,000 during the fiscal years ended March 31, 2014, 2015 and 2016.

The following table summarizes the share based compensation expense:

	For the Fiscal Year Ended March 31,
	2014	2015	2016
	$ in thousands	$ in thousands	$ in thousands

Administration and general	-	-	801

Total	-	-	801

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

15	Related party transactions

(a)	The Company paid emoluments, commissions and/or consultancy fees to its directors and officers as follows:

Year ended	Mr. Anthony	Mr. Kim Wah	Mr. Woo-Ping	Mr. Andrew
March 31,	So	Chung	Fok	So
	Director, Chief Executive Officer	Director	Director	Director and Chief Operating Officer
$ in thousands		$ in thousands	$ in thousands	$ in thousands

2014	$857 (i), (iii)	$161 (iii)	Nil	$128
2015	$857 (i), (iii)	$160 (iii)	Nil	$124
2016	$857 (i), (iii)	$170 (iii)	Nil	$249

	Mr. Henry	Mr. Albert
	Schlueter	So
	Director and Assistant Secretary	Director, Chief Financial Officer and Secretary
	$ in thousands	$ in thousands

2014	$84 (ii)	$125
2015	$55 (ii)	$109
2016	$60 (ii)	$181

The emoluments paid to the Company’s directors and officers were included in the salaries and related costs, while the consultancy fees or professional fees paid to Schlueter & Associates, P.C., were included in the administration and general expenses.

(i)	Apart from the emoluments paid by the Company as shown above, one of the properties of the Company in Hong Kong is also provided to Mr. Anthony So for his accommodation.

(ii)	The amounts for the years ended March 31, 2014, 2015 and 2016 represented professional fees paid to Schlueter & Associates, P.C., the Company’s SEC counsel, in which Mr. Henry Schlueter is one of the principals.

(iii)	The amount for the year ended March 31, 2014, included unpaid vacation payments of $10,000, for Mr. Kim Wah Chung. The amount for the year ended March 31, 2014 included vacation payment of $57,000 for Mr. Anthony So. The amount for the year ended March 31, 2015, included unpaid vacation payments of $57,000 and $9,000 for Mr. Anthony So and Mr. Kim Wah Chung, respectively. The amount for the year ended March 31, 2016, included unpaid vacation payments of $57,000, $10,000, and $12,000 for Mr. Anthony So, Mr. Kim Wah Chung, and Mr. Albert So, respectively.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

15	Related party transactions (Continued)

During the fiscal year ended March 31, 2015, one of the subsidiaries in Hong Kong borrowed an interest-free loan of approximately $538,000 from a director and stockholder, Mr. Anthony So, to provide working capital.  This loan was to be repaid by installments in 48 months.  As of March 31, 2016, the Company had repaid a total of approximately $201,000 to Mr. Anthony So, and the balance of loan due to Mr. Anthony so was approximately $337,000.

During the fiscal year ended March 31, 2015, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage.  Mr. Anthony So is the sole owner of these three apartment units.  The monthly rental payment was approximately $2,000, and the total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2016 was approximately $24,000 (2015: $10,000).

During the fiscal year ended March 31, 2015, one of the subsidiaries in Xinxing, PRC entered into a rental agreement with a director and stockholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters.  Mr. Andrew So is the sole owner of this apartment unit.  The monthly rental payment was approximately $480, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2016 was approximately $5,000 (2015: $2,000).

During the fiscal year ended March 31, 2016, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for one apartment unit located in Shenzhen, PRC for staff quarters.  Mr. Anthony So is the sole owner of this apartment unit.  The monthly rental payment was approximately $350, and the total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2016 was approximately $2,000 (2015: $nil).

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

At March 31, 2015 and 2016, the Company had credit risk exposure of uninsured cash and deposits with maturities of less than one year in banks of approximately $3,027,000 and $3,547,000, respectively.

A substantial portion, 45%, 37% and 59% of revenue, was generated from sales to one customer for the years ended March 31, 2014, 2015 and 2016, respectively.

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended March 31,
	2014		2015		2016
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	14,080	45	6,879	24	1,738	7
Fitbit, Inc.	10,396	33	10,593	37	14,145	59
Kern + Sohn GMBH	2,762	9	5,424	19	3,874	16

	27,238	87	22,896	80	19,757	82

The following customers had balances greater than 10% of the total trade receivables at the respective balance sheet dates set forth below:

	March 31,
	2015		2016
	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	101	8	87	10
Fitbit, Inc.	324	25	378	41
Kern + Sohn GMBH	224	17	204	22
Pitney Bowes Inc.	355	27	145	16

		77		89

At March 31, 2015 and 2016, these customers accounted for 77% and 89%, respectively, of net trade receivables.  The trade receivables have repayment terms of not more than twelve months.

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

(b)	The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations. The Company’s total contributions and accruals to the above schemes for the years ended March 31, 2014, 2015 and 2016 amounted to $758,000, $693,000 and $293,000, respectively. The Company has no other obligation to make payments in respect of retirement benefits of the employees.

(c)	According to the New Labor Law in the PRC which was effective on January 1, 2008, a company is required to provide one month’s salary for each year of service as a severance payment. As such, the Company paid $1,194,000 for severance payment in the fiscal year ended March 31, 2014 to the terminated staff when production was moved from the Shenzhen factory to the Xinxing factory. The Company recognized a total provision of $317,000 as of March 31, 2016 for severance payments for staff in the PRC (2015: $256,000, 2014: $156,000). The accrued severance payment allowance is reviewed every year.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

18	Net (loss) / earnings per share

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

The diluted net (loss) / earnings per share was the same as the basic net (loss) / shares per share for the years ended March 31, 2014, 2015 and 2016, as all potential common shares (70,000 shares on March 31, 2014, 30,000 shares on March 31, 2015 and 850,000 shares on March 31, 2016) from the exercise of stock options are anti-dilutive and are therefore excluded from the computation of diluted net (loss) / earnings per share.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information

(a)	The Company is organized based on the products it offers. Under this organizational structure, the Company’s operations can be classified into three business segments, Scales, Pet Electronics Products and Others for the fiscal years ended March 31, 2015 and 2016.

Scales operations principally involve production and marketing of sensor-based scales products. These include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.  Revenue from scale products was 93% (2015: 89%) of overall revenue of the Company for the fiscal year ended March 31, 2016, and the Company expects that the revenue from scale products will continue to contribute a similar level of revenue for the next 12 months.

Pet Electronics Products principally involve development and production of pet-related electronics products that are used in consumer applications.  Revenue from pet electronics products was 6% (2015: 10%) of overall revenue of the Company for the fiscal year ended March 31, 2016, and the Company expects that the revenue from pet electronics products will continue to contribute a similar level of revenue for the next 12 months.

The “Others” segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales and pet electronics products, and (ii) sales of scrap materials.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years  ended March 31, 2014, 2015, and 2016:

	Year ended March 31,
Product Line	2014	2015	2016
Scales	95%	89%	93%
Pet Electronics Products	4%	10%	6%
Others	1%	1%	1%
Total	100%	100%	100%

The accounting policies of the Company’s reportable segments are the same as those described in the description of business and significant accounting policies.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (Continued)

(a)	(Continued)

Summarized financial information by business segment as of March 31, 2014, 2015 and 2016 is as follows:

	Net sales	Operating income	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2014

Scales & Others	29,837	281	23,279	1,035	2,762
Pet Electronics Products	1,468	14	1,145	51	136

Total operating segments	31,305	295	24,424	1,086	2,898
Corporate	-	-	7,716	289	-

Group	31,305	295	32,140	1,375	2,898

2015

Scales & Others	25,911	414	16,172	968	1,472
Pet Electronics Products	3,033	48	1,893	114	173

Total operating segments	28,944	462	18,065	1,082	1,645
Corporate	-	-	7,712	294	-

Group	28,944	462	25,777	1,376	1,645

2016

Scales & Others	22,378	3,094	14,896	981	880
Pet Electronics Products	1,514	208	1,002	66	59

Total operating segments	23,892	3,302	15,898	1,047	939
Corporate	-	-	7,123	288	-

Group	23,892	3,302	23,021	1,335	939

Operating income by segment equals total operating revenues less expenses directly attributable to the generation of the segment’s operating revenues.  Identifiable assets by segment are those assets that are used in the operation of that segment.  Corporate assets consist principally of cash and cash equivalents, investment in life insurance contracts, intangible assets, and other identifiable assets not related specifically to individual segments.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (Continued)

(b)	The Company primarily operates in Hong Kong and the PRC. The manufacture of components and their assembly into finished products and research and development are carried out in the PRC. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong, and the PRC.

Total property, plant and equipment, net by geographical areas are as follows:

	March 31,	March 31,
	2015	2016
	$ in thousands	$ in thousands
Hong Kong	1,194	1,159
The PRC	11,290	10,558

Total property, plant and equipment	12,484	11,717

(c)	The following is a summary of net export sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Company for the years ended March 31, 2014, 2015 and 2016:

	Year ended March 31,
	2014		2015		2016
	$ in thousands	%	$ in thousands	%	$ in thousands	%

United States	25,203	81	21,271	73	14,062	59
Germany	4,688	15	6,210	22	4,568	19

	29,891	96	27,481	95	18,630	78

(d)	The following is a summary of net export sales by customers, constituting 10% or more of total sales of the Company for the years ended March 31, 2014, 2015 and 2016:

		Year ended March 31,
		2014		2015		2016

Customers	Segment	$ in thousands	%	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	Scales & Pet Electronics Products	14,080	45	6,879	24	1,738	7
Fitbit, Inc.	Scales	10,396	33	10,593	37	14,145	59
Kern + Sohn GMBH	Scales	2,762	9	5,424	19	3,874	16

		27,238	87	22,896	80	19,757	82

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

20	Subsequent events

In April 2016, the Company repurchased an additional 19,000 shares of its common stock for an aggregate purchase price of approximately $27,000.