Form 20-F/A
period 2016-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2016-11-18
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

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

5,577,639 shares of common stock, $0.003 par value, at March 31, 2016 (including 423,208 shares that are held in treasury)

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

Large Accelerated Filer   [_]                 Accelerated Filer   [_]                  Non-accelerated filer   [X]

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

Yes [_]      No [X]

EXPLANATORY NOTE
This Amendment No. 1 to the Annual Report on Form 20-F of Bonso Electronics International Inc. (the "Company," "Bonso," or the "Registrant," and together with its subsidiaries may also be referred to as "we," "us" or "our") amends the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2016 that was originally filed with the Securities and Exchange Commission (the "SEC") on August 15, 2016 (the "Original Form 20-F").
This Amendment No. 1 is being filed to include: (i) management's conclusion regarding its assessment of  the effectiveness of internal control over financial reporting, and (ii) management's conclusion regarding its assessment of  the effectiveness of disclosure controls and procedures. These conclusions are required to be specifically stated under Item 15 of Form 20-F and were previously omitted from the Original Form 20-F due to an unintentional failure to notice that the report contained in Item 15. of the Form 20-F did not clearly state these conclusions, in spite of the fact that clear disclosure of management's assessment of the weaknesses was included in the Original Form 20-F.
This Amendment No. 1 should be read in conjunction with the Original Form 20-F and the Company's other filings with the SEC. This Amendment No. 1 consists solely of (i) the preceding cover page, (ii) this explanatory note, (iii) amendments to Item 3 – "Key Information - Risk Factors relating to Our Business," (iv) amendments to Item 15 – "Controls and Procedures," (v) the signature page, and (vi) the certifications required to be filed as exhibits to this Amendment No. 1.
Item 3.  Key Information
Risk Factors Relating to Our Business

We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.  We are responsible for establishing and maintaining adequate internal control over our financial reporting, as required by Rule 13a-15 under the Securities Exchange Act of 1934. As disclosed in Item 15 – "Controls and Procedures," we have identified, in conjunction with our independent auditors, certain material weaknesses in our internal control over financial reporting related to our financial closing process, the lack of trained accounting personnel, the failure to enter certain transactions into the accounting records on a timely basis and the failure to properly record stock based compensation in our interim financial statements.

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

Due To Inherent Limitations, There Can Be No Assurance That Our System Of Disclosure And Internal Controls And Procedures Will Be Successful In Preventing All Errors Or Fraud Or In Informing Management Of All Material Information In A Timely Manner.  Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud.  A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Management has concluded that the Company's disclosure controls and procedures for the fiscal year ended March 31, 2016, were ineffective.

Item 15.  Controls and Procedures

The Company's management, with the participation of Andrew So, its Chief Operating Officer, and Albert So, its Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, as of March 31, 2016. As a result of that evaluation and other assessments and observations, management concluded that both our internal controls over financial reporting and disclosure controls and procedures for the fiscal year ended March 31, 2016, were ineffective. Our Company's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

In making this assessment, management used the criteria established in 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, the Company's management, including its Chief Operating Officer and Chief Financial Officer, have concluded that, as of March 31, 2016, there were certain material weaknesses in our internal controls over financial reporting related to our financial closing process, the lack of trained accounting personnel and the failure to enter certain transactions into the accounting records on a timely basis, and the failure to properly record stock based compensation in our interim financial statements. Three of these weaknesses were identified in the Form 20-F that we filed during the previous year, and the fourth arose during the fiscal year ended March 31, 2016.

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

During the fiscal year ended March 31, 2014, we identified additional material weaknesses, relating to the conduct of our year-end inventory count, and the approval of loans to an officer and director in violation of Section 13(k) adopted under the Exchange Act as more particularly described below. We have taken certain remedial actions to address these matters and management does not believe that these material weaknesses exist as of March 31, 2016.

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

Changes in Internal Controls

There were no changes in the Company's internal controls during the period covered by this Report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 19.  Exhibits

4.1	Banking Facility Letter, dated February 2, 2016 between Bonso and the Hang Seng Bank Limited *

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed on August 15, 2016, with the Original Filing of the Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to its Annual Report on its behalf.

BONSO ELECTRONICS INTERNATIONAL INC.

Dated: November 18, 2016	By:	/s/ Anthony So
Anthony So, Chairman of the Board, Chief Executive Officer and Director

Dated: November 18, 2016	By:	/s/ Albert So
Albert So, Chief Financial Officer, Treasurer and Secretary

Exhibit 12.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony So certify that:
1.  I have reviewed this annual report on Form 20-F of Bonso Electronics International Inc. (the "Company");

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.  The Company's other certifying officer and myself are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluations; and

d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

5.  The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the Company's auditors and the audit committee of Company's Board of Directors (or persons performing the equivalent function):

a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

Date: November 18, 2016

/s/ Anthony So
Anthony So, Chief Executive Officer

Exhibit 12.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Albert So certify that:
1.  I have reviewed this annual report on Form 20-F of Bonso Electronics International Inc. (the "Company");

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.  The Company's other certifying officer and myself are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the Company and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluations; and

d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

5.  The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the Company's auditors and the audit committee of the Company's Board of Directors (or persons performing the equivalent function):

a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

Date:  November 18, 2016

/s/ Albert So
Albert So, Chief Financial Officer, Treasurer and Secretary

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Bonso Electronics International, Inc., a British Virgin Islands international business company (the "Corporation"), does hereby certify, to such officer's knowledge, that:

        The Annual Report on Form 20-F for the year ended March 31, 2016 (the "Form 20-F") of the Corporation fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date:  November 18, 2016

/s/ Anthony So
Anthony So
Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Bonso Electronics International, Inc., a British Virgin Islands international business company (the "Corporation"), does hereby certify, to such officer's knowledge, that:

        The Annual Report on Form 20-F for the year ended March 31, 2016 (the "Form 20-F") of the Corporation fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date:   November 18, 2016

/s/ Albert So
Albert So
Chief Financial Officer, Treasurer and Secretary

F-5