Form 20-F
period 2017-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2017-08-15
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2017

OR
[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
5,577,639 shares of common stock, $0.003 par value, at March 31, 2017 (including 568,519 shares that are held in treasury)

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisors
Not Applicable to Bonso.

Item 2.  Offer Statistics and Expected Timetable
Not Applicable to Bonso.

Item 3.  Key Information
A.	Selected Financial Data

The selected consolidated financial data as of March 31, 2016 and 2017 and for each of the three fiscal years ended March 31, 2015, 2016 and 2017 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars.  The selected consolidated financial data set forth below as of March 31, 2013, 2014 and 2015, and for each of the two fiscal years in the period ended March 31, 2013 and 2014, have been derived from our audited consolidated financial statements that are not included in this Annual Report.  The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data
(in 000s US$ except for shares and per share data)

	Year Ended March 31,
	2013	2014	2015	2016	2017
	$	$	$	$	$
Net sales	30,386	31,305	28,944	23,892	17,476
Cost of sales	(25,263)	(28,631)	(23,092)	(16,476)	(10,715)
Gross profit	5,123	2,674	5,852	7,416	6,761
Rental income	45	708	1,453	1,477	1,345
Selling expenses	(268)	(389)	(822)	(420)	(297)
Salaries and related costs	(2,627)	(2,983)	(3,166)	(2,961)	(2,573)
Research and development expenses	(396)	(366)	(228)	(200)	(158)
Administration and general expenses	(2,402)	(2,964)	(3,245)	(3,503)	(2,597)
Other income	120	20	520	256	584
Gain on disposal of property, plant and equipment	2	3,595	98	718	-
Gain on disposal of intangible assets	-	-	-	519	79
Gain from deregistration of subsidiaries	-	-	-	-	22
(Loss) / income from operations	(403)	295	462	3,302	3,166
Interest income	7	64	18	15	8
Interest expense	(68)	(136)	(273)	(113)	(37)
Foreign exchange (loss) / gain	(261)	(444)	(134)	(23)	258
(Loss) / income before income taxes	(725)	(221)	73	3,181	3,395
Income tax (expense) / credit	(29)	-	1,037	(310)	(600)
Net (loss) / income	(754)	(221)	1,110	2,871	2,795
Net (loss) / earnings per share - basic (1)	$(0.14)	$(0.04)	$0.21	$0.55	$0.54
Weighted average shares	5,246,903	5,246,903	5,246,903	5,173,431	5,143,648
Net (loss) / earnings per share - diluted (1)	$(0.14)	$(0.04)	$0.21	$0.55	$0.53
Diluted weighted average shares	5,246,903	5,246,903	5,246,903	5,173,431	5,316,393
 (1) The diluted net (loss) / earnings per share was the same as the basic net (loss) / earnings per share for the fiscal years ended March 31, 2013, 2014, 2015 and 2016 as all potential common shares, including the stock options, are anti-dilutive and therefore excluded from the computation of diluted net (loss) / earnings per share.

Balance Sheet Data
(in 000s US$ except for shares and per share data)

	Year Ended March 31,
	2013	2014	2015	2016	2017
	$	$	$	$	$
Cash and cash equivalents, and fixed deposits maturing over three months	2,154	1,165	3,027	3,547	3,745
Working capital	(160)	(3,769)	(4,391)	(530)	2,499
Total assets	27,123	32,140	25,777	23,021	20,966
Current liabilities	13,942	18,646	13,429	8,137	5,244
Non-current financial liabilities at fair value	-	208	112	-	-
Income tax liabilities, non-current portion	2,595	2,595	-	-	-
Total liabilities	16,537	21,518	13,922	8,443	5,371
Common stock	17	17	17	17	17
Stockholders’ equity	10,586	10,622	11,855	14,578	15,595
Dividends declared per share	-	-	-	-	-

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report.  The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar Or The Chinese Renminbi.  The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983.  The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB was allowed to move 0.3% on a daily basis against the U.S. Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%.  Following the removal of the U.S. Dollar peg, the RMB appreciated more than 20% against the U.S. Dollar over the following three years.  Since July 2008, however, the RMB has traded within a narrow range against the U.S. Dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. Dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the government of the People’s Republic of China (“PRC”) would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate.  Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.  As of July 14, 2017, the RMB was valued at 6.7765 per U.S. Dollar.  Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position and the value of our common shares and any dividends payable to our common shareholders in U.S. Dollars.

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

Continuing Economic Weakness May Adversely Affect Our Earnings, Liquidity And Financial Position.  The Company’s business has been challenging recently as a consequence of adverse worldwide economic conditions.  In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations. These concerns slowed global economic growth and resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. The global economic weakness has negatively impacted our operating results since 2008. Overall, the economic outlook is uncertain as a result of concerns about the general global economy and the decreased rate of growth in China and the European Union.  Recessionary conditions may return.  If negative economic conditions return, a number of material adverse effects on our business could occur and could have a negative impact upon our results of operations.  Further, slower overall growth of the Chinese economy may have a material adverse effect upon the Company and its results of operations.  Also, the Company’s Shenzhen factory is leased out to a third party whose main business is the manufacture of printing and packaging materials to be sold domestically and portions of the Company’s Xinxing facility are leased out to third parties whose products also are sold domestically.  Negative economic conditions in China would affect the results of operations of these tenants, which may not be able to pay future rent to the Company in full or on time according to the lease agreements.

The Economy Of China Has Been Experiencing Significant Growth, Leading To Some Inflation and Increased Labor Costs.  The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 2.42% in June 2014 from the level in June 2013, 1.40% between June 2014 and June 2015, 1.90% between June 2015 and June 2016 and 1.50% between June 2016 and June 2017. China’s overall economy and the average wage in the PRC are expected to continue to grow. Continuing inflation and material increases in the cost of labor in China could diminish our competitive advantage.  If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC.  An economic slowdown may reduce our revenues.  If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

Risk Factors Relating to Our Business

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue.  If Sales To These Customers Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted.  We have relied upon four customers for a significant portion of our sales.  During the fiscal years ended March 31, 2015, 2016 and 2017, these four customers accounted for approximately 88%, 90% and 87% of sales, respectively.  During the fiscal year ended March 31, 2017, 48% of our sales were to a single customer (59% and 37% of our sales were to that same customer during the fiscal years ended March 31, 2016 and 2015, respectively). We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. In November 2016 the customer which accounted for 48% of our sales in 2017 informed us that it would no longer purchase from the Company after June 2017. The loss of this major customer, as well as any of our other largest customers, will likely have a material negative impact on our sales revenue and our business.  Although management intends to compensate for the loss of this major customer by leasing excess space in our Xinxing facility to third parties and by developing products for sale into the China market, there can be no assurance that we will be able to offset the loss of revenue from this customer.

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

Increased Prices For Raw Materials May Have A Negative Impact Upon Us.  The price level of raw materials increased in the fiscal year ended March 31, 2017, compared to that in the fiscal year ended March 31, 2016. The price of some of the raw materials fluctuates directly with the price of oil.  If oil prices increase in the future, it will likely result in a further increase in the costs of components to us, as well as an increase in our operating expenses, which could have a material adverse effect upon our business and results of operations.

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

Recent Changes In The PRC’s Labor Law Could Penalize Bonso If It Needs To Make Additional Workforce Reductions.  In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008.  It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts.  An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty.  Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations.  Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau.  During the fiscal year ended March 31, 2014, we paid severance payments of $1,194,000 for reducing our full workforce in Shenzhen, PRC as we moved our operations to the new factory in Xinxing, and the accumulated provision was approximately $297,000 as of March 31, 2017 (2016: $317,000; 2015: $256,000; 2014: $156,000). This accrued severance payment allowance is reviewed every year.  We may incur much higher costs under China’s labor laws if we are forced to downsize again, and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

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

We Are Controlled By Our Management, Whose Interests May Differ From Those Of The Other Shareholders.   As of July 14, 2017, Mr. Anthony So, our founder and Chairman, beneficially owned approximately 44.1% of our common stock (49.1% of our issued and outstanding shares after eliminating 590,443 shares held as treasury stock (“Treasury Stock”)). Andrew So, our Chief Operating Officer and President, beneficially owned approximately 12.1% of our common stock (13.5% of our issued and outstanding shares after eliminating Treasury Stock). Albert So, our Chief Financial Officer, beneficially owned approximately 6.5% of our common stock (7.3% of our issued and outstanding shares after eliminating Treasury Stock). The record ownership of Mr. Anthony So, Mr. Andrew So and Mr. Albert So aggregates 60.1% of the shares entitled to vote. The other directors of the Company own of record 3.4% of the shares entitled to vote. Accordingly, the existing management and directors of the Company can vote in the aggregate 63.5% of the shares entitled to vote. As a result, the current directors and management of the Company are in a position to elect the Board of Directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities.  The current directors and management may be able to prevent or cause a change in control of the Company.  We also may be prevented from entering into transactions that could be beneficial to us without the current directors’ and management’s consent.  The interest of our largest shareholders may differ from the interests of other shareholders. There are no agreements, understandings or commitments among the members of the Board to vote their shares in any specific manner or to vote collectively for or against any matter that may come before the shareholders.

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

A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2017, based on criteria set forth by the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  During the fiscal year ended March 31, 2017, the Company undertook some remediation measures (as discussed in Item 15) to address certain deficiencies noted in our Form 20-F for the fiscal year ended March 31, 2016; however, management believes that additional remediation work must be undertaken in order to properly address the material weaknesses in our internal control identified above.

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

Due To Inherent Limitations, There Can Be No Assurance That Our System Of Disclosure And Internal Controls And Procedures Will Be Successful In Preventing All Errors Or Fraud Or In Informing Management Of All Material Information In A Timely Manner.  Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud.  A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Management has concluded that the Company’s disclosure controls and procedures for the fiscal year ended March 31, 2017, were ineffective.

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

Our Results Could Be Affected By Changes In Currency Exchange Rates.  Changes in currency rates involving the Hong Kong Dollar or Chinese Renminbi could increase our expenses.  During the fiscal years ended March 31, 2015 and 2016 our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $134,000 and $23,000, respectively.  During the fiscal year ended March 31, 2017, our financial results benefitted from currency fluctuations, resulting in a total foreign exchange gain of approximately $258,000.  Generally, our revenues are collected in United States Dollars and Chinese Renminbi.  Our costs and expenses are paid in United States Dollars, Hong Kong Dollars and Chinese Renminbi.  We face a variety of risks associated with changes among the relative value of these currencies.  Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations.  If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected.  In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations.  If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union.  This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world.  If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

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

In July 2017, we signed a letter of intent with a property developer in Shenzhen--Shenzhen Fangda Property Development Company Limited (“Fangda”) to cooperate in reconstructing and redeveloping the Shenzhen factory. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. Under the terms of the letter of intent, Fangda will be responsible for applying for necessary government approvals and for financing and handling the redevelopment project.   If a final agreement is reached, then Fangda will take over the process and facilitate obtaining necessary governmental approvals.  We anticipate completing the approval process in 2018; however, there can be no assurance that we will be successful in obtaining all necessary approvals.  If we are not successful in the implementation of our property development project, our growth, business, financial condition and results of operations could be adversely affected.

We May Not Have Adequate Financing, Whether Through Bank Loans Or Other Arrangements, To Fund The Redevelopment Of Our Shenzhen Factory Site, And Capital Resources May Not Be Available On Commercially Reasonable Terms, Or At All.

Although we have entered into a letter of intent for redevelopment of the Shenzhen factory with Fangda under which Fangda will bear the costs of redeveloping the Shenzhen factory, there can be no assurance that we will be able to successfully enter into a definitive agreement. If we are not able to enter into a definitive agreement with Fangda, then redevelopment of our Shenzhen factory will require us to make a significant investment. Property development is capital intensive, and we do not currently have the necessary capital to fund the redevelopment project. We plan to finance our property redevelopment from our cash on hand, bank facilities and other sources. We cannot assure you that lenders will grant us sufficient financing in the future to fully fund the redevelopment project or that funding will be available from other sources. Further, the financing policies of the PRC government relating to the property development sector have varied. It is possible that the PRC government may further tighten financing policies on PRC financial institutions for the property development sector. These property-related financing policies may limit our ability and flexibility to use bank borrowings to finance our property redevelopment project.

We May Fail To Obtain, Or Experience Material Delays In Obtaining, Requisite Certificates, Licenses, Permits Or Governmental Approvals For Redevelopment Of Our Shenzhen Factory, And As A Result Our Redevelopment Plans, Business, Results Of Operations And Financial Condition May Be Materially And Adversely Affected.

Property development in the PRC is heavily regulated. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. During various stages of our property redevelopment project, we will be required to obtain and maintain various certificates, licenses, permits and governmental approvals, including but not limited to qualification certificates, land use rights certificates, construction land planning permits, construction works planning permits, construction works commencement permits, pre-sale permits and completion certificates. Before the government authorities issue any certificate, license or permit, we must also meet specific conditions. We cannot assure you that we will be able to adapt to new PRC land policies that may come into effect from time to time with respect to the property development industry or that we will not encounter other material delays or difficulties in fulfilling the necessary conditions to obtain all necessary certificates, licenses or permits for our property development in a timely manner, or at all, in the future. If we fail to obtain or encounter significant delays in obtaining the necessary certificates, licenses or permits we will not be able to continue with our redevelopment plans, and our business, results of operations and financial condition may be adversely affected.

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

Our primary business has been the design, development, production and sale of electronic sensor-based and wireless products. Effective with the transfer of manufacturing operations to our new factory in Xinxing we leased our factory in Shenzhen to a third party. This lease marks our entry into the “property” business. The lease with the third party terminates in August 2019. We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high end commercial complex, containing retail space, office space and some residential space. In July 2017, we signed a letter of intent with a property developer in Shenzhen (Fangda) to cooperate in reconstructing and redeveloping the Shenzhen factory. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. Under the terms of the letter of intent, Fangda will be responsible for applying for necessary government approvals and for financing and handling the redevelopment project.  Both companies will share the redeveloped property after reconstruction/redevelopment is completed with Bonso holding a 45% interest in the total floor area.  Entering into a definitive agreement is subject to completion of due diligence by Fangda and the negotiation and agreement between Bonso and Fangda on the detailed terms of the definitive agreement. The companies expect to reach a definitive agreement within the next three months. If a final agreement is reached, then Fangda will take over the process and facilitate obtaining necessary governmental approvals.  We anticipate completing the approval process in 2018; however, there can be no assurance that we will be successful in obtaining all necessary approvals.  If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.  In addition, since October 2016 we have leased excess space in our Xinxing facility to third parties in order to supplement our manufacturing revenues.

Our principal capital expenditures on property, plant and equipment over the last three years are set forth below:

	2015	2016	2017
Property plant & equipment and land use rights	$1,645,000	$939,000	$289,000

Our capital expenditures include construction-in-progress, leasehold improvement and the purchase of machinery used in the production of certain of our products.

All of the foregoing capital expenditures were financed principally from internally generated funds, except for three motor vehicles purchased with capital leases.

Products

Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.  These products accounted for 89% of revenue for the fiscal year ended March 31, 2015, 93% for 2016 and 90% for 2017.  We believe that our sensor-based scale products will continue to be a major portion of our scales revenue as we are able to secure orders from our major customers.

 During the fiscal year ended March 31, 2013, the Company began to produce certain electrical pet care products, including a bark control device.  These products accounted for 10% of revenue for the fiscal year ended March 31, 2015, 6% for 2016 and 9% for 2017.

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

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal Year Ended March 31,
Product Line	2015	2016	2017
Scales	89%	93%	90%
Pet Electronics Products	10%	6%	9%
Others	1%	1%	1%
Total	100%	100%	100%

Business Strategy

We believe that our future growth depends upon our ability to eliminate or decrease the manufacture and sale of lower margin products, strengthen our customer base by enhancing and diversifying our products, increasing the number of customers and expanding into additional markets while maintaining or increasing sales of our products to existing customers, and focusing upon the production and sale of higher margin products. Our future growth and our ability to maintain and increase profitability are also dependent upon our ability to control production costs and increase production capacity.  Our strategy to achieve these goals is as follows:

Increased Focus upon Manufacturing and Selling Higher Margin Products and the Elimination or Decrease in the Production and Sale of Lower Margin Products.  During the fiscal year ended March 31, 2015, in seeking to return to profitability, we analyzed our product mix and concluded that we were most likely to return to profitability if we eliminated the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. We advised our largest customer for these low margin electronic scale products that without substantial price increases, we would not be in position to continue manufacturing these products in the calendar year beginning January 1, 2015. That customer did not agree to the price increases that we requested, and has shifted this business to alternative suppliers.  With the decrease in the production and sale of lower margin products, the Company increased its gross profit from 20.2% for the fiscal year ended March 31, 2015, to 31.0% for the fiscal year ended March 31, 2016 and 38.7% for the fiscal year ended March 31, 2017.

Product Enhancement and Diversification.  We continually seek to improve and enhance our existing products in order to provide a longer product life-cycle and to meet increasing customer demands for additional features.  Our research and development staff are currently working on a variety of projects to enhance our existing scale products and in the postal scale/meter area.  Further, we are developing certain electrical pet care products for distribution into the China market.  See “Product Research and Development” and “Competition,” below.

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

Xinxing Manufacturing Facility.  In November 2006, Bonso entered into a land purchase agreement to acquire 133,500 square meters of land use right for future expansion in Xinxing, China.  In July 2015, the Company entered into an agreement to sell approximately 23,500 square meters of that land use right, leaving the Company with approximately 110,000 square meters. The office building on the Xinxing site was completed in February 2015, and its leasehold renovations were completed in January 2016. All manufacturing operations have been moved from Shenzhen to Xinxing.  We intend to carefully monitor our capacity needs and to expand or reduce capacity as necessary in the future. Excess space in this facility is currently being rented out to third parties.

Customers and Marketing

We sell our products primarily in the United States and Europe.  Customers for our products are primarily OEMs, OBMs and ODMs which market the products under their own brand names.  We market our products to OEMs, OBMs and ODMs through our sales staff at trade shows and via e-mail, our website and facsimile.

Net export sales to customers by geographic area constituting 10% or more of total sales of the Company consisted of the following for each of the three years ended March 31, 2015, 2016 and 2017.

Year ended March 31,
	2015		2016		2017
	$ in thousands	%	$ in thousands	%	$ in thousands	%
United States of America	21,271	73	14,062	59	10,356	59
Germany	6,210	22	4,568	19	2,797	16
Netherlands	0	0	1,901	8	2,299	13
Total	27,481	95	20,531	86	15,452	88

We maintain a marketing and sales team of fourteen people.  Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customers’ specific needs.  We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and through trade shows and via e-mail, our website and facsimile.  No commission payments were paid to the sales team during the fiscal years ended March 31, 2015, 2016 and 2017.

Our major sensor-based electronic scale products and pet electronic products customers and their percentage of sales for the prior three fiscal years are below:

Percent of Sales – Year ended March 31,
Customers	2015	2016	2017
Fitbit, Inc.(1)	37%	59%	48%
Kern + Sohn GMBH	19%	16%	16%
Pitney Bowes Inc.	8%	8%	14%
Sunbeam Products, Inc.	24%	7%	9%
(1)	This customer is no longer purchasing from us as of June 2017.

Component Parts and Suppliers

We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components.  We purchase components for our products primarily from suppliers in Japan, Taiwan, Hong Kong and China.

The price of oil and other raw materials increased during the fiscal years ended March 31, 2011 and 2012 resulting in an increase of our component part prices.  We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier to allow for longer delivery lead times.  Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.  The price level of raw materials remained stable in the fiscal year ended March 31, 2014, compared to that in the fiscal year ended March 31, 2013, and decreased slightly in each of the fiscal years ended March 31, 2015 and March 31, 2016 compared to each of the immediately previous fiscal years.   The price level of certain raw materials increased in the fiscal year ended March 31, 2017 compared to that in the fiscal year ended March 31, 2016.

Quality Control

We have received ISO 9001:2015 certification from BSI Assurance UK Limited.  The ISO 9001:2015 certification was awarded to our subsidiary, Bonso Advanced Technology (Xinxing) Company Limited.  ISO 9001 is one of the ISO 9000 series of quality system standards developed by the International Organization for Standardization, a worldwide federation of national standards bodies.  ISO 9001 provides a model for quality assurance (and continuous improvement) in product development, manufacturing, installation and servicing that focuses on meeting customer requirements.  We have also received certification on the management system for medical devices of ISO13485:2003, which  ensures that we have implemented and maintained a quality system for the design and manufacture of medical devices and allows us to develop and manufacture safe and effective medical devices.

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

Product Research and Development

The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEMs, OBMs and ODMs.  We believe our engineering and product development capabilities are important to the future success of our business.  As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications.  Some of our product design, research and development activities are customer funded and are under agreements with specific customers for specific products.  To reduce costs, we conduct our research and development at our facilities in China.  We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong.  At March 31, 2017, we employed 11 individuals in Hong Kong and China for our engineering staff, who are at various times engaged in research and development.

Competition

The manufacture and sale of electronic sensor-based and wireless products is highly competitive.  Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological quality and other continuous product improvement.  There can be no assurance that we will enjoy the same degree of success in these efforts in the future.  Research and development expenses aggregated approximately $228,000, $200,000 and $158,000 during the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

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

BEL also has one active PRC subsidiary, Bonso Electronics (Shenzhen) Company, Limited (“BESCL”), which is organized under the laws of the PRC and was used to manufacture our products until January 2014.   BESCL leased its factory to a third party from August 2013 to August 2019, and is receiving a monthly rental income of approximately $105,000 as of July 2017. Effective with the transfer of manufacturing operations to Xinxing, we ceased manufacturing in this subsidiary and its principal business today is leasing our former manufacturing facility to a third party.

BATL has two active PRC subsidiaries, Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”), which is organized under the laws of the PRC and is used to acquire and hold our new manufacturing facility in Xinxing, Guangdong, China, and Bonso Technology (Shenzhen) Company Limited (“BTL”), in Shenzhen, PRC, to provide product design and distribution services for the Group.

We also have a wholly-owned British Virgin Islands subsidiary, Modus Enterprise International Inc. (“Modus”), which owned 100% of Korona Hauschaltswaren Gmbh & Co. KG (“Korona”), which marketed consumer scale products throughout Europe, until Korona’s liquidation during the fiscal year ended March 31, 2012 and which owns 100% of Bonso USA, which has been dormant since 2009 and was formally deregistered during the fiscal year ended March 31, 2017.

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

China

Our Shenzhen factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China.  This factory consists of one factory building, which contains approximately 186,000 square feet, two workers’ dormitories, containing approximately 103,000 square feet, a canteen and recreation center of approximately 26,000 square feet, an office building, consisting of approximately 26,000 square feet, and two staff quarters for supervisory employees, consisting of approximately 34,000 square feet, for a total of approximately 375,000 square feet.  The Company entered into a rental agreement in June 2013 to rent out the Shenzhen factory to a third party from August 2013 to August 2019.  We received a monthly rental income of approximately $99,000 until August 2016, when it increased to approximately $105,000 until August 2019.

We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high end commercial complex, containing retail space, office space and some residential space.  In July 2017, we signed a letter of intent with a property developer in Shenzhen.  If a final agreement is reached, then the other party will take over the process and facilitate in obtaining necessary governmental approvals. We anticipate completing the approval process in 2018; however, there can be no assurance that we will be successful in obtaining all necessary approvals. If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

In addition, we own two office units in Beijing, namely Units 12 and 13 on the third floor, Block A of Sunshine Plaza in Beijing, China.  Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet.  One unit is rented to an unaffiliated third party for an aggregate monthly rental of approximately RMB 18,000, or approximately $3,000, while the other unit is rented to another unaffiliated third party for an aggregate monthly rental of approximately RMB 13,000, or approximately $2,000.

Our Xinxing factory is located in Xinxing High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong, China.  This factory land area is 1,185,000 square feet, with four factory buildings consisting of 357,000 square feet, three dormitories consisting of an aggregate of 85,000 square feet, a canteen consisting of 15,000 square feet and an office building consisting of 49,000 square feet.  Leasehold improvements to the office building were completed in January 2016.

The Company entered into a rental agreement in July 2013 to rent out approximately 13,000 square feet of the factory building, plus some machines and equipment, to a third party from July 2013 to June 2016.  We received a monthly rental income of approximately $7,000 under that rental agreement.  The rental agreement was renewed and extended to June 2019 for the machines and equipment only, and the Company receives a monthly rental income of approximately $4,000

The Company entered into a rental agreement in January 2015 to rent out approximately 46,000 square feet of the factory building, as well as some machines and equipment, to another third party from January 2015 to December 2020.  We receive a monthly rental income of approximately $4,000 under that rental agreement.

The Company entered into a rental agreement in September 2015 to rent out approximately 28,000 square feet of the factory building to another third party from September 2015 to February 2019. We receive a monthly rental income of approximately $4,000 under that rental agreement.  In July 2016, the Company entered into another rental agreement to rent out approximately 44,000 square feet of the factory building to this third party from July 2016 to February 2019.  We receive a monthly rental income of approximately $6,000 under that rental agreement.

The Company entered into a rental agreement in July 2016 to rent out approximately 10,000 square feet of the factory building to another third party from July 2016 to June 2019.  We receive a monthly income of approximately $1,000 under that rental agreement.

The Company entered into a rental agreement in October 2016 to rent out approximately 29,000 square feet of the factory building to another third party from October 2016 to September 2018.  We receive a monthly rental income of approximately $4,000 under that rental agreement.

The Company entered into a rental agreement in December 2016 to rent out 957 square feet of an apartment to a third party from December 2016 to November 2018.  We receive a monthly rental income of approximately $410 under that rental agreement.

The Company entered into a rental agreement in January 2017 to rent out approximately 16,000 square feet of the factory building to another third party from January 2017 to December 2022.  We receive a monthly rental income of approximately $2,000 under that rental agreement.

In addition, the Company entered into a rental agreement in February 2017 to rent out approximately 43,000 square feet of the factory building to another third party from February 2017 to February 2026.  We receive a monthly rental income of approximately $7,000 under that rental agreement.

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

Overview

During the fiscal year ended March 31, 2017, the Company experienced decreased revenues.  Our overall sales decreased due to lower demand for our products.

We derive our revenues principally from the sale of sensor-based scales manufactured in China, which represent 90% of total sales for the fiscal year ended March 31, 2017.  As mentioned in Item 3. – “Key Information – Risk Factors,” we are dependent upon a limited number of major customers for a significant portion of our revenues.  Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers.  Further, the pricing of our scale products is becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed approximately 75% of our revenue during the fiscal year ended March 31, 2017.

During the fiscal year ended March 31, 2017, we derived approximately $1,345,000 of rental income from leasing our facilities to third parties.

Net sales, income from operations and net income were approximately $28,944,000, $462,000 and $1,110,000, respectively, for the fiscal year ended March 31, 2015, $23,892,000, $3,302,000 and $2,871,000, respectively, for the fiscal year ended March 31, 2016 and $17,476,000, $3,166,000 and $2,795,000, respectively, for the fiscal year ended March 31, 2017.

Labor costs per worker are increasing in China.  In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for our labor in Shenzhen, PRC from RMB 1,320 (or approximately $206) per month beginning April 1, 2011, to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and then to RMB 1,808 (or approximately $293) per month beginning February 1, 2014.  In Xinxing, Guangdong, PRC, the minimum wage was RMB 1,010 (or approximately $164) per month beginning in May 1, 2013, and since May 1, 2015 it has been RMB 1,210 (or approximately $181). We believe that future increases in labor costs in China would have a significant effect on our total production costs and results of operations.  Our labor costs represented approximately 11.2% of our total production costs in the fiscal year ended March 31, 2017, compared to 12.6% in the fiscal year ended March 31, 2016 and 11.8% in the fiscal year ended March 31, 2015. Total labor costs decreased from approximately $2,073,000 in the fiscal year ended March 31, 2016 to approximately $1,196,000 in the fiscal year ended March 31, 2017. The decrease in overall labor costs was the result of a lower production level required due to reduced revenue. There can be no assurance that labor costs will not increase in the future or that any additional increase in labor costs will not have a material adverse effect upon our results of operations.

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

We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future.  Prices of raw materials increased during the fiscal year ended March 31, 2011, but did not vary significantly during the fiscal years ended March 31, 2012, 2013 and 2014.  The price of some of the raw materials utilized by the Company fluctuates directly with the price of oil, and the price of raw materials decreased slightly in the fiscal year ended March 31, 2015, compared to that in the fiscal year ended March 31, 2014, decreased in the fiscal year ended March 31, 2016 compared to 2015 and increased in the fiscal year ended March 31, 2017 compared to 2016. There can be no assurance that raw material costs will not fluctuate or that any additional increase in raw material costs will not have a material adverse effect upon our results of operations.

In seeking to return to profitability, in 2014 we analyzed our product mix and concluded that we were most likely to return to profitability if we eliminated the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. We advised our largest customer for these low margin electronic scale products that without substantial price increases we would not be in a position to continue manufacturing these products in the calendar year beginning January 1, 2015. That customer did not agree to the price increases that we requested, and has shifted this business to alternative suppliers. With the decrease in the production and sale of lower margin products, the Company increased its gross profit from 20.2% for the fiscal year ended March 31, 2015, to 31.0% for the fiscal year ended March 31, 2016 and 38.7% for the fiscal year ended March 31, 2017.

Operating Results

The following table sets forth selected income data as a percentage of net sales for the periods indicated:

	Year Ended March 31,
Statement of Operations Data	2015	2016	2017
	%	%	%
Net sales	100.0	100.0	100.0
Cost of sales	(79.8)	(69.0)	(61.3)
Gross profit	20.2	31.0	38.7
Rental income	5.0	6.2	7.7
Selling expenses	(2.8)	(1.8)	(1.7)
Salaries and related costs	(10.9)	(12.4)	(14.7)
Research and development expenses	(0.8)	(0.8)	(0.9)
Administration and general expenses	(11.2)	(14.7)	(14.9)
Other income	1.8	1.1	3.3
Gain on disposal of property, plant and equipment	0.3	3.0	0.0
Gain on disposal of intangible assets	0.0	2.2	0.5
Gain from deregistration of subsidiaries	0.0	0.0	0.1
Income from operations	1.6	13.8	18.1
Interest income	0.1	0.1	0.0
Interest expenses	(1.0)	(0.5)	(0.2)
Foreign exchange (loss) / gain	(0.5)	(0.1)	1.5
Income before income taxes	0.2	13.3	19.4
Income tax credit / (expense)	3.6	(1.3)	(3.4)
Net income	3.8	12.0	16.0

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016

Net Sales.  Our sales decreased approximately $6,416,000, or 26.9%, from approximately $23,892,000 for the fiscal year ended March 31, 2016 to approximately $17,476,000 for the fiscal year ended March 31, 2017.  The decrease in sales was primarily due to a lower demand for our products especially from one of our major customers.  We had sales of approximately $8,472,000 to this customer during the fiscal year ended March 31, 2017 compared to approximately $14,145,000 during the fiscal year ended March 31, 2016.

Gross Profit.  Gross profit as a percentage of revenue increased to approximately 38.7% during the fiscal year ended March 31, 2017, as compared to approximately 31.0% during the fiscal year ended March 31, 2016.  The higher gross margin was primarily the result of an increase in the portion of our product mix which consists of higher gross margin products such as laboratory scales and industrial scales.

Rental Income.  Rental income decreased by approximately $132,000, or 8.9% from approximately $1,477,000 for the fiscal year ended March 31, 2016 to approximately $1,345,000 for the fiscal year ended March 31, 2017 as a result of the depreciation of the Chinese Yuan against the United States Dollar.

Selling Expenses.  Selling expenses decreased by approximately $123,000, or 29.3%, from approximately $420,000 for the fiscal year ended March 31, 2016 to approximately $297,000 for the fiscal year ended March 31, 2017.  The decrease was the result of fewer containers shipped due to a reduction in overall sales.

Salaries and Related Costs.  Salaries and related costs decreased by approximately $388,000, or 13.1%, from approximately $2,961,000 for the fiscal year ended March 31, 2016 to approximately $2,573,000 for the fiscal year ended March 31, 2017.  The decrease in salaries and related costs was primarily the result of a reduction in the number of employees due to lower net sales.

Research and Development Expenses.  Research and development expenses decreased approximately $42,000, or 21.0%, from approximately $200,000 for the fiscal year ended March 31, 2016 to approximately $158,000 for the fiscal year ended March 31, 2017.  The decrease in research and development was primarily the result of reduction in salary paid to engineers during the fiscal year ended March 31, 2017.  Research and development expenses account for 0.8% of net revenue for the fiscal year ended March 31, 2016 and 0.9% for the fiscal year ended March 31, 2017.

Administration and General Expenses.  Administration and general expenses decreased by approximately $906,000, or 25.9%, from approximately $3,503,000 for the fiscal year ended March 31, 2016 to approximately $2,597,000 for the fiscal year ended March 31, 2017.  The decrease was primarily the result of a one-time compensation expense of approximately $801,000 due to stock options granted during the fiscal year ended March 31, 2016, whereas no such compensation expense was recorded during the fiscal year ended March 31, 2017.

Other Income.  Other income increased approximately $328,000, or 128.1%, from approximately $256,000 for the fiscal year ended March 31, 2016 to approximately $584,000 for the fiscal year ended March 31, 2017.  The increase was primarily the result of an increase in utility and miscellaneous charges to tenants of our Xinxing factory.

Gain on Disposal of Property, Plant and Equipment.   Gain on disposal of property, plant and equipment decreased approximately $718,000, from $718,000 for the fiscal year ended March 31, 2016 to approximately $nil for the fiscal year ended March 31, 2017.  The gain on disposal of approximately $718,000 in 2016 was the result of the sale of a residential property in Shenzhen to a third party.

Gain on Disposal of Intangible Assets.   Gain on disposal of intangible assets was approximately $79,000 during the fiscal year ended March 31, 2017, as compared to $519,000 during the fiscal year ended March 31, 2016.  The decrease was primarily the result of gain on disposal of a land use right on part of the land at our Xinxing facility during the fiscal year ended March 31, 2016.

Gain from Deregistration of Subsidiaries.   Gain from deregistration of subsidiaries was approximately $22,000 during the fiscal year ended March 31, 2017, as compared to $nil during the fiscal year ended March 31, 2016.  Two subsidiaries were deregistered during the fiscal year ended March 31, 2017.

Income from Operations.  As a result of the factors described above, income from operations decreased by 4.1% from a profit of approximately $3,302,000 for the fiscal year ended March 31, 2016 to a profit of approximately $3,166,000 for the fiscal year ended March 31, 2017.

Interest Income.  Interest income decreased to approximately $8,000 for the fiscal year ended March 31, 2017, as compared to approximately $15,000 for the fiscal year ended March 31, 2016, due to lower interest rates on deposit accounts.

Interest Expense. Interest expense decreased approximately $76,000, or 67.3%, from approximately $113,000 for the fiscal year ended March 31, 2016 to approximately $37,000 for the fiscal year ended March 31, 2017.  The decrease was primarily the result of less utilization of banking facilities during the fiscal year ended March 31, 2017.

Foreign Exchange (Loss) / Gain. Foreign exchange gain increased approximately $281,000, or 1,221.7%, from a loss of approximately $23,000 for the fiscal year ended March 31, 2016 to a gain of approximately $258,000 for the fiscal year ended March 31, 2017.  This increase was primarily the result of an increase in exchange gain from exchanging United States Dollars to Chinese Yuan during the fiscal year ended March 31, 2017.

Income Tax Expense.  Income tax expense was approximately $600,000 during the fiscal year ended March 31, 2017, as compared to an income tax expense of $310,000 during the fiscal year ended March 31, 2016. The increase in income tax expense was the result of increased taxable profits in our subsidiaries in China during the fiscal year ended March 31, 2017.

Net Income.  As a result of the factors described above, net income decreased from approximately $2,871,000 for the fiscal year ended March 31, 2016 to approximately $2,795,000 for the fiscal year ended March 31, 2017, a decrease in income of approximately $76,000, or 2.6%.

Foreign Currency Translation Adjustments. Foreign currency translation adjustments, net of tax, increased from a loss of approximately $850,000 for the fiscal year ended March 31, 2016 to a loss of approximately $1,410,000 for the fiscal year ended March 31, 2017, an increase of approximately $560,000, or 65.9%.  The increased foreign currency translation loss, net of tax, was primarily the result of depreciation of assets denominated in Chinese Renminbi after translation to United States Dollars.

Comprehensive Income. As a result of the factors described above, comprehensive income decreased from approximately $2,021,000 for the fiscal year ended March 31, 2016 to approximately $1,385,000 for the fiscal year ended March 31, 2017, a decrease of approximately $636,000 or 31.5%.

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

Rental Income.  Rental income increased by approximately $24,000, or 1.7% from approximately $1,453,000 for the fiscal year ended March 31, 2015 to approximately $1,477,000 for the fiscal year ended March 31, 2016 as a result of increased production area being rented out at our Xinxing facility.

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

Administration And General Expenses.  Administration and general expenses increased by approximately $258,000, or 8.0%, from approximately $3,245,000 for the fiscal year ended March 31, 2015 to approximately $3,503,000 for the fiscal year ended March 31, 2016.  The increase was primarily the result of a one-time compensation expense of approximately $801,000 due to stock options granted during the fiscal year ended March 31, 2016.  Other than the one-time compensation expense of approximately $801,000, other administration and general expenses accounted for approximately $2,702,000 during the fiscal year ended March 31, 2016, which was approximately $543,000 lower that that for the fiscal year ended March 31, 2015 because of lower depreciation expenses, charitable donations and insurance premium.

Other Income.  Other income decreased approximately $264,000 or 50.8%, from approximately $520,000 for the fiscal year ended March 31, 2015 to approximately $256,000 for the fiscal year ended March 31, 2016.  The decrease was primarily the result of decreased gain from revaluation of forward contracts.  During the fiscal year ended March 31, 2016, the Company recorded a gain from revaluation of forward contracts of approximately $36,000, while the Company recorded a gain on valuation of forward contracts of approximately $131,000 during the fiscal year ended March 31, 2015.  In addition, the Company recorded approximately $194,000 for the reduction of aged accounts payable for the fiscal year ended March 31, 2015, as compared to $nil during the fiscal year ended March 31, 2016.

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

Interest Income.  Interest income decreased to approximately $15,000 for the fiscal year ended March 31, 2016, as compared to approximately $18,000 for the fiscal year ended March 31, 2015, due to lower interest rates on deposit accounts. During the fiscal year ended March 31, 2015, the Company earned 0.25% per annum, or approximately $3,000, from a fixed deposit in RMB for which the interest rate was pegged to the appreciation rate of RMB against USD. During the fiscal year ended March 31, 2016, the Company did not enter into a similar fixed deposit arrangement.

Interest Expense. Interest expense decreased approximately $160,000, or 58.6%, from approximately $273,000 for the fiscal year ended March 31, 2015 to approximately $113,000 for the fiscal year ended March 31, 2016.  The decrease was primarily the result of less utilization of banking facilities since the Company’s operating activities generated positive net cash flows during the fiscal year ended March 31, 2016.

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

Comprehensive Income. As a result of the factors described above, comprehensive income increased from approximately $1,233,000 for the fiscal year ended March 31, 2015 to approximately $2,021,000 for the fiscal year ended March 31, 2016, an increase of approximately $788,000, or 63.9%.

Impact of Inflation

We believe that inflation had an impact on our business during the fiscal years ended March 31, 2012, 2013 and 2014.  The minimum wage in Shenzhen, PRC, increased from RMB 1,100 (or approximately $162) per month beginning July 1, 2010 to RMB 1,320 (or approximately $206) per month beginning April 1, 2011, and was later increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012, RMB 1,600 (or approximately $254) per month beginning March 1, 2013 and then to RMB 1,808 (or approximately $293) per month beginning February 1, 2014. We believe that the impact of inflation on our business was minimal during the fiscal years ended March 31, 2016 and 2017 due to the lower price of oil.  However, the minimum wage in Xinxing, PRC was increased from RMB 1,010 per month (or approximately $160) to RMB 1,210 per month (or approximately $181) as of May 1, 2015.  Although the minimum wage in Xinxing did not increase between May 1, 2015 and July 14, 2017, we believe that inflation will continue to increase our operating costs and cost of raw materials and have a significant impact upon us in the future.  We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production costs in order to keep pace with inflation.  Oil prices have been volatile in recent years.  If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations.  Further, the increase in labor costs and operating costs in the PRC has had a material impact on our profitability.

Taxation

The companies comprising the Group are subject to tax on an entity basis on income arising in, or derived from, Hong Kong and the PRC.  The current rate of taxation of the subsidiary operating in Hong Kong is 16.5%.  The Group is not subject to income taxes in the British Virgin Islands.

The tax rate for our subsidiary in the PRC has been 25% since 2012. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited.  Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Hong Kong or China.

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

During the fiscal years ended March 31, 2012, 2013 and 2014, certain of our subsidiaries were, and continue to be, subject to inquiries from the local tax authorities.  Upon the adoption of ASC 740 “Income Taxes,” the Company recorded a provision of approximately $2,595,000 in relation to uncertain tax positions as of April 1, 2007.  During the fiscal year ended March 31, 2015, the tax review case was closed and confirmed with the local tax authorities and the final tax and interest payable were approximately $1,545,000.  After offsetting with the tax reserve certificates purchased for approximately $1,710,000, the Company obtained a refund of approximately $165,000.

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

Foreign Currency Exchange Rates

We sell most of our products to international customers.  Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia.  Other markets are other European countries (such as the United Kingdom), Australia and Africa.  Sales to international customers are made directly by us to our customers.  We sell all of our products in United States Dollars and Chinese Renminbi and pay for our material components principally in United States Dollars, Hong Kong Dollars and Chinese Renminbi.  Most factory expenses incurred are paid in Chinese Renminbi.  Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk arose from potential fluctuations in the Chinese Renminbi and a devaluation in United States Dollars.  For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year. During the fiscal year ended March 31, 2017, we benefitted from a foreign currency exchange gain of approximately $258,000.

A summary of our debts from our banking facilities utilized as at March 31, 2016 and 2017 which were subject to foreign currency risk is as follows:

	March 31, 2016	March 31, 2017
	$ in thousands	$ in thousands

Hong Kong dollars and Chinese Yuan	1,743	277

The amount above is due within one year.

Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar.  However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar.  China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange.  China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996.  These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the United States Dollar at approximately 8.28 to 1.00 United States Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won.  Under the rules, the RMB was allowed to move 0.3% on a daily basis against the United States Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%.  On June 20, 2010, the People's Bank of China increased the flexibility of the exchange rate and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the United States Dollar, although the value of the Renminbi depreciated approximately 2.5% against the United States Dollar in 2014. In August 2015, the People's Bank of China changed the way it calculates the mid-point price of Renminbi against the United States Dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 5.8% against the United States Dollar, and from December 31, 2015 through May 20, 2016, the value of the Renminbi further depreciated approximately 1.1% against the United States Dollar. From May 20, 2016 to July 14, 2017, the value of Renminbi further depreciated approximately 3.5% against the United States Dollar.  There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the United States Dollar. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the United States Dollar in the future.  As of July 14, 2017, the RMB was valued at 6.7765 per United States Dollar as compared to 6.6852 per United States Dollar as of July 15, 2016.
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

Operating activities generated approximately $3,145,000 of net cash for the fiscal year ended March 31, 2017, as compared to approximately $3,855,000 of net cash for the fiscal year ended March 31, 2016.  This decrease in the amount of cash generated by operating activities was primarily attributable to a smaller decrease of accounts payable as at March 31, 2017, compared to that at March 31, 2016.

As of March 31, 2017, we had approximately $3,745,000 in cash and cash equivalents, as compared to approximately $3,547,000 in cash and cash equivalents as of March 31, 2016.  Working capital at March 31, 2017 was approximately $2,499,000, as compared to approximately negative $530,000 at March 31, 2016.  The increase in working capital was the result of decreases in bank debt and accounts payable.  We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases.  We believe our working capital is sufficient for our present requirements.

As of March 31, 2017, we had approximately $1,167,000 in net trade receivables, as compared to approximately $913,000 as of March 31, 2016.  This increase of $254,000 was primarily attributable to increased sales during the last month of the fiscal year ended March 31, 2017 as compared to the last month of the previous fiscal year.

As of March 31, 2017, we had approximately $1,018,000 in inventories, as compared to approximately $1,823,000 as of March 31, 2016.  This decrease of $805,000 was primarily attributable to the reduction in stock levels required for the manufacturing of our products as one of our major customers informed us in November 2016 that it would no longer purchase from the Company after the quarter ending June 30, 2017.

As of March 31, 2017, we had a total of approximately $1,317,000 in notes and accounts payable, as compared to approximately $3,738,000 as of March 31, 2016.  The decrease of $2,421,000 was primarily attributable to  a decrease in purchases near the fiscal year end and efforts to provide earlier repayments to banks and suppliers.

As of March 31, 2017, we had in place general banking facilities with one financial institution with amounts available aggregating approximately $5,306,000 (2016: $6,189,000).  Such facility includes the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans, long-term loans and financial instruments including forward contracts.  As of March 31, 2017, we had utilized approximately $277,000 from this general banking facility.  Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association, and the People’s Bank of China’s loan benchmark interest rate.  The bank credit facility is collateralized by our bank guarantee and an investment property of the Company.  Our bank credit facility is due for renewal annually.  We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year.  During the fiscal years ended March 31, 2016 and 2017, we paid a total of approximately $113,000 and $37,000, respectively, in interest on indebtedness.

Our current ratio increased from 0.93 as of March 31, 2016 to 1.48 as of March 31, 2017.  Our quick ratio increased from 0.71 as of March 31, 2016 to 1.28 as of March 31, 2017.

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

We expect to spend approximately $53,000 on additional leasehold improvements, new machinery and mold in our Xinxing manufacturing facility.

Although we will experience a decrease in sales as a result of a major customer ceasing to purchase from us, we believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for at least the next 12 to 24 months. However, a further decrease in the demand for our products or increase in our costs of goods sold or expenses may affect our internally generated funds, and we would further look to our banking facilities, as well as to leasing out of excess space at our Xinxing facility, to meet our working capital demands.  The Company plans to build another factory building for leasing out to generate extra rental income.

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2017:

		Payments due by Period
	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Notes payable and bank overdrafts and loans(1)(2)	280	280	-	-	-
Operating leases	120	94	26	-	-
Capital leases(2)	111	48	58	5	-
Construction in Xinxing, and mold	53	53	-	-	-
Income tax liabilities	533	533	-	-	-
Total	1,097	1,008	84	5	-
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

Trend Information

Although we are optimistic about our future in the manufacture and sale of sensor-based scales products, we are dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations.  As of March 31, 2017, our backlog of manufacturing orders was $2,891,000 as compared to $3,864,000  as of March 31, 2016.  We expect that the demand for our products will decrease in the fiscal year ending March 31, 2018, compared with that in the fiscal year ended March 31, 2017 as a result of an expected lower overall demand for our products as well as the loss of approximately $8.4 million of orders from a major customer.

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

Recent Accounting Pronouncements

The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” ("ASU 2014-09").  The objective of this Update is to remove inconsistencies and weaknesses in revenue requirements, and to simplify the preparation of financial statements by reducing the number requirements to which an entity must refer.  The new standard supersedes virtually all present U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the prior standards, as well as additional disclosures.  In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date", deferring the effective date for one year to interim and annual periods beginning after December 15, 2017. Early adoption is also permitted as of the original effective date (interim and annual periods beginning after December 15, 2016) and retrospective application is required. The Company currently expects to adopt the new standard in its fiscal year beginning April 1, 2018 and is evaluating adoption methods.  While the impact the new revenue recognition standard will have on its consolidated financial statements and disclosures has not yet been fully assessed, the Company currently expects that the impact will not be material as the agreed terms it has with its customers and the related transaction prices and performance obligations will be minimally affected by the amendments.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). The amendments in this update supersede the guidance to classify equity securities with readily determinable fair values into different categories (that is trading or available-for-sale) and require equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures and limited liability companies) to be measured at fair value with changes in the fair value recognized through net income. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Lease (Subtopic 842)" ("ASU 2016-02"). This Update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which improves financial reporting by providing timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Forward-looking information will now be used to better inform credit loss estimates. This ASU is effective for interim and annual periods beginning after December 15, 2019 and early addition is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230)" ("ASU 2016-15"). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, "Income Taxes (Topic 740)" ("ASU 2016-16"). This Update improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230)" ("ASU 2016-18").  This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05, "Other Income—Gains and Losses from the De-recognition of Nonfinancial Assets (Subtopic 610-20)" ("ASU 2017-05").  This Update clarifies the Scope of Asset De-recognition Guidance and Accounting for Partial Sales of Nonfinancial Assets, which clarifies the scope of the nonfinancial asset guidance in Subtopic 610-20. This ASU also clarifies that the de-recognition of all businesses and nonprofit activities (except those related to conveyances of oil and gas mineral rights or contracts with customers) should be accounted for in accordance with the de-recognition and deconsolidation guidance in Subtopic 810-10. The amendments in this ASU also provide guidance on the accounting for what often are referred to as partial sales of nonfinancial assets within the scope of Subtopic 610-20 and contributions of nonfinancial assets to a joint venture or other non-controlled investee. The amendments in this ASU are effective for annual reporting reports beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not expect the adoption of ASU 2017-05 to have a material impact on our consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, "Compensation—Stock Compensation (Topic 718) Scope of Modification Accounting" ("ASU 2017-09"). The requirement provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. For public business entities, this ASU should be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. We are currently evaluating the impact the adoption of ASU 2017-09 will have on our consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, "Earnings Per Share (Topic 260) (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception" ("ASU 2017-11"). The amendments require companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the feature when triggered (i.e., when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will also recognize the effect of the trigger within equity.  For public business entities, this ASU should be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2018. We are currently evaluating the impact the adoption of ASU 2017-09 will have on its consolidated financial statements.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements.  However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

Our Board of Directors and executive officers are listed below:

Name	Age	Position with Bonso
Anthony So	73	Chairman of the Board, Chief Executive Officer and Director
Andrew So	31	Deputy Chairman of the Board, President, Chief Operating Officer and Director
Albert So	39	Director, Chief Financial Officer, Treasurer, Financial Controller and Secretary
Kim Wah Chung	59	Director, Director of Engineering and Research and Development
Woo-Ping Fok	68	Director
Henry F. Schlueter	66	Director and Assistant Secretary

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

Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2017 to all directors, former directors and officers as a group for services in all capacities was $1,277,000.  Total compensation for the benefit of Anthony So was $643,000, for the benefit of Kim Wah Chung was $171,000, for the benefit of Andrew So was $249,000, for the benefit of Albert So was $152,000 and for the benefit of Henry F. Schlueter was an aggregate of $62,000.  The $62,000 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C., for legal services rendered.  The amount for the year ended March 31, 2017, included unpaid vacation payments of $43,000 and $11,000 for Mr. Anthony So and Mr. Kim Wah Chung, respectively.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2017, other than contributions to our Provident Fund Plan, which aggregated $18,000 for officers and directors.

Employment Agreements

We have employment agreements with Anthony So and Kim Wah Chung.  Mr. So’s employment agreement provides for a maximum salary of approximately $800,000 per year plus bonus, and Mr. Chung’s employment agreement provides for a maximum salary of approximately $200,000 per year plus bonus.  The initial term of the employment agreements expired on March 31, 2013 (“Initial Term”); however, the employment agreements have been renewed under a provision in the agreements that provides for automatic renewal for successive one year periods, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement.  One of the properties of the Group in Hong Kong is also provided to Mr. So as part of his compensation.  Mr. So’s employment agreement contains a provision under which the Company will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement, occurs.

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at July 14, 2017.

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

Directors

Except as mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities as directors.  All directors are reimbursed for all reasonable expenses incurred in connection with their services as a director.

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

(b)
The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss).  The Group’s total contributions to the above schemes for the years ended March 31, 2015, 2016 and 2017 amounted to approximately $693,000, $293,000 and $267,000, respectively.  The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

NASDAQ Exemptions and Home Country Practices

NASDAQ Marketplace Rule 4350 provides that foreign private issuers may elect to follow certain home country corporate governance practices so long as they provide NASDAQ with a letter from outside counsel in their home country certifying that the issuer 's corporate governance practices are not prohibited by home country law.

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

Employees

At March 31, 2017, we employed a total of 286 persons, as compared to 415 persons at March 31, 2016, 528 persons at March 31, 2015 and 663 persons at March 31, 2014; 8 employees in Hong Kong (8 in 2016 and 2015 and 12 in 2014) and 278 employees in China (407 in 2016, 520 in 2015 and 651 in 2014).  Employees are not covered by collective bargaining agreements.  We consider our global labor practices and employee relations to be good.

Share Ownership

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of July 14, 2017:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership
Anthony So	2,281,770	(1)	300,000	(2)	2,581,770	49.1%
Andrew So	453,000		250,000	(3)	703,000	13.5%
Albert So	250,000		120,000	(4)	370,000	7.3%
Kim Wah Chung	93,700		80,000	(5)	173,700	3.4%
Woo-Ping Fok	66,507		50,000	(6)	116,507	2.3%
Henry F. Schlueter	10,000		50,000	(7)	60,000	1.2%
All Directors and Officers as a group (6 persons)	3,154,977		850,000		4,004,977	68.9%

Note: The number of shares outstanding is 4,963,196 shares, with 5,553,639 total number of shares issued, of which 590,443 shares are held in treasury. The calculations above are based upon the number of shares outstanding of 4,963,196.

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

During the fiscal year ended March 31, 2017, no options were granted under the Employees’ Plan and as of July 14, 2017, there were no options outstanding which were issued under that plan.

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

The purpose of the 2004 Plan is to induce key employees to remain in the employ of the Company and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Company.  The Company believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company.

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

As of March 31, 2017, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan, all of which remained outstanding as of July 14, 2017.

2004 Stock Bonus Plan

On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the “Stock Bonus Plan”), which authorizes the issuance of up to five hundred thousand (500,000) shares of the Company’s common stock in the form of a stock bonus.

The purpose of the Stock Bonus Plan is to:  (i) induce key employees to remain in the employ of the Company or of any subsidiary of the Company; (ii) encourage such employees to secure or increase their stock ownership in the Company; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered, or to be rendered, to or for the benefit of the Company or any of its subsidiaries.  The Company believes that the Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company.

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

As of March 31, 2017, no shares had been granted under the Stock Bonus Plan.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation.  The following table sets forth, as of July 14, 2017, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date.  Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned		Options to Purchase Common Stock	Percent of Beneficial Ownership(1)
Anthony So	2,281,770	(2)	300,000	49.1%
Andrew So	453,000		250,000	13.5%
Albert So	250,000		120,000	7.3%
CAS Corporation	290,654	(3)	-	5.9%
(1)
The number of shares outstanding is 4,963,196 shares, with 5,553,639 total number of shares issued, of which 590,443 shares are held in treasury.  The calculations above are based upon the number of shares outstanding of 4,963,196.

(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(3)	According to the Schedule 13D filed by CAS Corporation on December 11, 2007.

There are no arrangements known to us which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

During the fiscal years ended March 31, 2015, 2016 and 2017, we paid Schlueter & Associates, P.C. an aggregate of approximately $55,000, $60,000 and $62,000, respectively, for legal fees.  Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

During the fiscal year ended March 31, 2015, Anthony So, our Chairman and Chief Executive Officer, made an interest-free loan to Bonso Advanced Technology Limited, a subsidiary of Bonso Electronics International Inc., in the principal amount of HK$4,200,000 (approximately US$538,000 as of the date of the loan).  The loan is payable in 48 equal monthly installments of HK$87,500 each (approximately US$11,000), which commenced on October 31, 2014. As of March 31, 2017, the Company had repaid approximately $336,000 to Mr. Anthony So, and the balance of the loan due to Mr. Anthony So was approximately $202,000.

During the fiscal year ended March 31, 2015, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage.  Mr. Anthony So is the sole owner of these three apartment units.  The monthly rental payment was approximately $2,000.  Starting from August 1, 2016, rental of two of the apartment units was no longer required and the rental agreement was terminated; a new rental agreement for one apartment unit for staff quarters was executed, for a monthly rental payment of $260.  The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2017 was approximately $9,000 (2016: $24,000).

During the fiscal year ended March 31, 2015, one of the subsidiaries in Xinxing, PRC entered into a rental agreement with a director and stockholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters.  Mr. Andrew So is the sole owner of this apartment unit.  The monthly rental payment is approximately $430, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2017 was approximately $5,000 (2016: $5,000).

During the fiscal year ended March 31, 2016, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for one apartment unit located in Shenzhen, PRC for staff quarters.  Mr. Anthony So is the sole owner of this apartment unit.  The monthly rental payment is approximately $330, and the total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2017 was approximately $4,000 (2016: $2,000) for this unit.

In February 2017, Henry F. Schlueter, a director of the Company, sold 24,000 shares of the Company’s common stock to the Company at a purchase price of $2.39 per share, pursuant to the Company’s repurchase program. See Item 16E. – “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

The following table sets forth the high and low sale prices for each of the last five years:

Period	High	Low
April 1, 2012 to March 31, 2013	$1.88	$0.88
April 1, 2013 to March 31, 2014	$2.94	$1.33
April 1, 2014 to March 31, 2015	$2.10	$1.11
April 1, 2015 to March 31, 2016	$3.25	$1.00
April 1, 2016 to March 31, 2017	$4.25	$1.23

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2017.

Period	High	Low
July 1, 2015 to September 30, 2015	$1.89	$1.16
October 1, 2015 to December 31, 2015	$3.25	$1.00
January 1, 2016 to March 31, 2016	$1.49	$1.14
April 1, 2016 to June 30, 2016	$1.80	$1.23
July 1, 2016 to September 30, 2016	$3.35	$1.30
October 1, 2016 to December 31, 2016	$4.25	$1.32
January 1, 2017 to March 31, 2017	$3.34	$2.01
April 1, 2017 to June 30, 2017	$2.84	$2.30

The following table sets forth the high and low sale prices during each of the most recent six months.

Period	High	Low
January 2017	$3.34	$2.01
February 2017	$2.70	$2.02
March 2017	$2.84	$2.22
April 2017	$2.84	$2.30
May 2017	$2.67	$2.38
June 2017	$2.55	$2.36

On July 14, 2017, the closing price of our common stock was $2.57.  Of the 5,553,639 shares of common stock issued as of July 14, 2017, 4,963,196 shares were outstanding, 2,338,370 shares were held in the United States by 147 holders of record and 590,443 shares were held by the Company as treasury stock.  We have 160 shareholders of record.

Transfer and Warrant Agent

The transfer agent and registrar for the common stock is Computershare, 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado  80129.

Item 10.  Additional Information

Share Capital

Our authorized capital is $170,000, consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock.  Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Stockholders’ Equity for the fiscal years ended March 31, 2015, 2016 and 2017 included herein in Item 18.

At July 14, 2017, there were 5,553,639 shares of our common stock issued, 4,963,196 shares were outstanding and 590,443 shares were held by the Company in treasury.  All shares were fully paid.  In addition, we had outstanding 850,000 options to purchase common stock as follows:

Number of Options	Exercise Price per Share	Expiration Date
425,000	$ 1.50	March 31, 2020
425,000	$ 1.50	March 31, 2025

At July 14, 2017, there were no shares of our preferred stock outstanding.

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

We signed a Banking Facilities Letter dated February 16, 2017 with Hang Seng Bank for an approximately HK$41.4 million (or approximately US$5.3 million) letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring, overdraft facility and financial instruments including forward contracts.  A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.1 and is incorporated herein by this reference.

And we signed a Banking Facilities Letter dated June 21, 2017 with Hang Seng Bank to update certain terms and conditions from the letter  dated February 16, 2017.  A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.2 and is incorporated herein by this reference.  The Banking Facilities Letters dated June 21, 2017 and February 16, 2017 with Hang Seng Bank superseded the Banking Facilities Letter dated February 2, 2016.

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

A foreign corporation will be treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  For this purpose, passive income generally includes dividends, interest, royalties, rents (other that rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.  We presently believe that we are not a PFIC and do not anticipate becoming a PFIC.  This is, however, a factual determination made on an annual basis and is subject to change.  If we were to be classified as a PFIC in any taxable year, (i) U.S. holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain; and (ii) distributions paid by us to our United States holders could also be subject to an interest charge.  In addition, we would not provide information to our United States holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.

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

Interest Rate Risk

Our interest rate risk primarily arises from our bank borrowings and our general banking facilities.  As at March 31, 2017, we had utilized approximately $277,000 of our total banking facilities of $5,306,000.  Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.  We intend to manage our interest rate risk through appropriate borrowing strategies.  We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts as at March 31, 2017 which were subject to variable interest rates is as below:

	March 31,	Interest
	2017	Rate
Notes payable	$134,000	HIBOR(1) +2.50%
Term loans (2)	$143,000	HIBOR(1) +2.25%

(1) HIBOR is the Hong Kong Interbank Offer Rate.
(2) A clause in the banking facility states that the term loans are subject to review any time and also subject to the bank's overriding right of repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities.  Therefore, all long-term loans were classified as current liabilities in the consolidated balance sheets.

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by approximately $10,000.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

The Company’s management directed that an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, be conducted as of March 31, 2017. Our Company's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

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

In making this assessment, management used the criteria established in 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, the Company’s management, including its Chief Operating Officer and Chief Financial Officer, have concluded that, as of March 31, 2017, there were certain material weaknesses in our internal controls over financial reporting related to our financial closing process, the lack of trained accounting personnel and the failure to enter certain transactions into the accounting records on a timely basis. All of these weaknesses were identified in the Form 20-F that we filed during the previous year.  As a result of that evaluation and other assessments and observations, management concluded that both our internal controls over financial reporting and disclosure controls and procedures for the fiscal year ended March 31, 2017, were ineffective.

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

These material weaknesses resulted in material post-closing adjustments reflected in the financial statements for the year ended March 31, 2017. These adjustments resulted in changes to assets, liabilities, stockholders' equity, income and expenses.

During the fiscal year ended March 31, 2014, we identified additional material weaknesses, relating to the conduct of our year-end inventory count, and the approval of loans to an officer and director in violation of Section 13(k) adopted under the Exchange Act as more particularly described below. We have taken certain remedial actions to address these matters and management does not believe that these material weaknesses exist as of March 31, 2017.

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
Hong Kong

Item 16C.  Principal Accountant Fees and Services

Audit Committee’s Pre-approval Policies and Procedure

The Audit Committee must pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence.  Before the Company or any of its subsidiaries engage the independent auditor to render a service, the engagement must be either:

•	specifically approved by the Audit Committee; or
•	entered into pursuant to this Pre-Approval Policy.

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

All audit related services, tax services and other services indicated below were pre-approved by the Audit Committee.

Audit Fees

The aggregate fees billed by Moore Stephens CPA Limited for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2017 and 2016 were $190,000 for each year.

Audit Related Fees

There were no fees billed by Moore Stephens CPA Limited for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2017 and for the fiscal year ended March 31, 2016.

Tax Fees

The aggregate fees billed for professional services rendered for tax compliance for the fiscal years ended March 31, 2017 and 2016 were approximately $3,600 and $4,800, respectively.

Other Fees

The aggregate fees billed by Moore Stephens CPA Limited for agreed-upon procedures rendered during the fiscal years ended March 31, 2017 and 2016 were approximately $10,000 and $nil, respectively.
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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock.  This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. On November 16, 2006 and on September 17, 2015, the Company's Board of Directors authorized an additional $1,000,000 and an additional $1,500,000, respectively, for the Company’s repurchase of its common stock under the same repurchase program.  These two authorizations to repurchase shares, together, increased the amount authorized for repurchase from $500,000 to $3,000,000. The following table contains the Company’s purchases of equity securities in the fiscal year ended March 31, 2017

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2016 to April 30, 2016	19,000	$1.40	19,000	$1,409,000
May 1, 2016 to May 31, 2016	-	-	-	$1,409,000
June 1, 2016 to June 30, 2016	-	-	-	$1,409,000
July 1, 2016 to July 31, 2016	-	-	-	$1,409,000
August 1, 2016 to August 31, 2016	-	-	-	$1,409,000
September 1, 2016 to September 30, 2016	-	-	-	$1,409,000
October 1, 2016 to October 31, 2016	-	-	-	$1,409,000
November 1, 2016 to November 30, 2016	-	-	-	$1,409,000
December 1, 2016 to December 31, 2016	-	-	-	$1,409,000
January 1, 2017 to January 31, 2017	-	-	-	$1,409,000
February 1, 2017 to February 29, 2017	48,550	$2.32	48,550	$1,296,000
March 1, 2017 to March 31, 2017	96,761	$2.36	96,761	$1,067,000
TOTAL	164,311	$2.24	164,311	$1,067,000

*  From April 1, 2017 to July 14, 2017, the Company repurchased an additional 45,924 shares of its common stock for an aggregate purchase price of approximately $114,000.
As of July 14, 2017, 24,000 repurchased shares had been removed from the total number of shares issued.  The Company (through its subsidiary) had repurchased and held an aggregate of 590,443 shares of its common stock. The Company may from time to time repurchase additional shares of its common stock under this program.

Item 16F.  Changes in Registrant’s Certifying Accountants.

Not applicable to Bonso.

Item 16G.  Corporate Governance.

For a discussion of the ways in which the Company’s corporate governance differs from those followed by domestic companies under the NASDAQ Marketplace listing requirements, see “NASDAQ Exemptions and Home Country Practices” above.

Item 16H.  Mine Safety Disclosure.

Not applicable to Bonso.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Item 19.  Exhibits

4.1	Banking Facilities Letter, dated February 16, 2017 between Bonso and the Hang Seng Bank Limited

4.2	Banking Facilities Letter, dated June 21, 2017 between Bonso and the Hang Seng Bank Limited

4.3	Letter of Intent dated July 11, 2017, between Bonso and Shenzhen Fangda Property Development Company Limited

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
BONSO ELECTRONICS INTERNATIONAL INC.

Dated: August 15, 2017	/s/ Anthony So
Anthony So, Chairman of the Board, Chief Executive Officer and Director

Dated: August 15, 2017	/s/ Albert So
Albert So, Chief Financial Officer, Treasurer and Secretary

Bonso Electronics International Inc.
(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2017

Bonso Electronics International Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Bonso Electronics International Inc.

We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and subsidiaries (the “Company”) as of March 31, 2016 and 2017 and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2017.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2016 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens CPA Limited
Moore Stephens CPA Limited
Certified Public Accountants
Hong Kong
August 15, 2017

Bonso Electronics International Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars)

		March 31,
	Note	2016	2017
		$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents		3,547	3,745
Trade receivables, net	2	913	1,167
Other receivables, deposits and prepayments		1,180	1,646
Inventories, net	3	1,823	1,018
Financial instruments at fair value	9	144	167

Total current assets		7,607	7,743

Investment in life insurance contract	10	140	144
Other receivables - non-current portion		265	-

Property, plant and equipment
Buildings		16,403	16,285
Construction-in-progress		821	62
Plant and machinery		9,862	9,810
Furniture, fixtures and equipment		1,323	1,273
Motor vehicles		685	626

		29,094	28,056
Less: accumulated depreciation		(17,377)	(17,762)

Property, plant and equipment, net	4	11,717	10,294

Intangible assets, net	6	3,292	2,785

Total assets		23,021	20,966

Liabilities and stockholders’ equity

Current liabilities

Notes payable - secured	7	1,237	134
Bank loans - secured	7	506	143
Accounts payable		2,501	1,183
Accrued charges and deposits		3,153	3,018
Income tax liabilities	8	317	533
Payable to affiliated parties	15	79	54
Financial instruments at fair value	9	160	-
Current portion of capital lease obligations	11(a)	49	44
Loan from affiliated party - current portion	15	135	135

Total current liabilities		8,137	5,244

Capital lease obligations - non current portion	11(a)	104	60
Loan from affiliated party - non current portion	15	202	67

Commitments and contingent liabilities	12

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: March 31, 2016 and 2017 - 5,577,639, - outstanding shares: March 31, 2016: 5,173,431; March 31, 2017: 5,009,120.		17	17
Additional paid-in capital		22,566	22,566
Treasury stock at cost: March 31, 2016: 404,208; March 31, 2017: 568,519.		(1,561)	(1,929)
Accumulated deficit		(8,828)	(6,033)
Accumulated other comprehensive income		2,384	974

		14,578	15,595

Total liabilities and stockholders’ equity		23,021	20,966

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Operations and Comprehensive Income
(Expressed in United States Dollars)

		Years ended March 31,
	Note	2015	2016	2017
		$ in thousands	$ in thousands	$ in thousands

Net sales	19	28,944	23,892	17,476
Cost of sales		(23,092)	(16,476)	(10,715)

Gross profit		5,852	7,416	6,761

Rental income		1,453	1,477	1,345
Selling expenses		(822)	(420)	(297)
Salaries and related costs		(3,166)	(2,961)	(2,573)
Research and development expenses		(228)	(200)	(158)
Administration and general expenses		(3,245)	(3,503)	(2,597)
Other income		520	256	584
Gain on disposal of property plant and equipment		98	718	-
Gain on disposal of intangible assets		-	519	79
Gain from deregistration of subsidiaries		-	-	22

Income from operations	19	462	3,302	3,166
Interest income		18	15	8
Interest expense		(273)	(113)	(37)
Foreign exchange (loss) / gain		(134)	(23)	258

Income before income taxes		73	3,181	3,395
Income tax credit / (expense)	8	1,037	(310)	(600)

Net income		1,110	2,871	2,795

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments, net of tax		123	(850)	(1,410)

Comprehensive income		1,233	2,021	1,385

Net income attributable to common shareholders		1,110	2,871	2,795

Net earnings per share	18
- basic		$0.21	$0.55	$0.54

Weighted average number of shares outstanding in calculating net earnings per share
- basic	18	5,246,903	5,173,431	5,143,648

Net earnings per share	18
- diluted		$0.21	$0.55	$0.53

Weighted average number of shares outstanding in calculating net earnings per share
- diluted	18	5,246,903	5,173,431	5,316,393

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

	Common stock			Treasury stock			Accumulated
							other
							comprehensive
			Additional	Treasury			income-foreign	Total
	Shares	Amount	paid-in	Shares	Amount	Accumulated	currency	stockholders’
	Issued	outstanding	capital	held	outstanding	deficit	adjustments	equity
		$ in thousands	$ in thousands		$ in thousands	$ in thousands	$ in thousands	$ in thousands

Balance, April 1, 2014	5,577,639	17	21,765	330,736	(1,462)	(12,809)	3,111	10,622
Net income	-	-	-	-	-	1,110	-	1,110
Foreign exchange translation adjustment	-	-	-	-	-	-	123	123

Balance, March 31, 2015	5,577,639	17	21,765	330,736	(1,462)	(11,699)	3,234	11,855
Net income	-	-	-	-	-	2,871	-	2,871
Share-based compensation (Note 14(f))	-	-	801	-	-	-	-	801
Shares repurchased (Note 13(a))	-	-	-	73,472	(99)	-	-	(99)
Foreign exchange translation adjustment	-	-	-	-	-	-	(850)	(850)

Balance, March 31, 2016	5,577,639	17	22,566	404,208	(1,561)	(8,828)	2,384	14,578
Net income	-	-	-	-	-	2,795	-	2,795
Shares repurchased (Note 13(a))	-	-	-	164,311	(368)	-	-	(368)
Foreign exchange translation adjustment	-	-	-	-	-	-	(1,410)	(1,410)

Balance, March 31, 2017	5,577,639	17	22,566	568,519	(1,929)	(6,033)	974	15,595

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Years Ended March 31,
	2015	2016	2017
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities
Net income	1,110	2,871	2,795

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,082	1,047	1,046
Amortization	294	288	271
Gain on disposal of property, plant and equipment	(98)	(718)	-
Gain on disposal of intangible assets	-	(519)	(79)
Write-down of inventories	687	30	156
Write off of property, plant and equipment	192	-	2
Gain from deregistration of subsidiaries	-	-	(22)
Change in cash surrender value of life insurance contract	(5)	(4)	(4)
Change in fair value of financial instruments	(132)	(46)	61
Dividend income from financial instruments at fair value	-	-	(1)
Gain from sale of financial instruments at fair value	-	-	(3)
Compensation expense for stock options granted	-	801	-

Changes in assets and liabilities:
Trade receivables	1,174	393	(254)
Other receivables, deposits and prepayments	380	336	(209)
Repayment from affiliated party	166	-	-
Inventories	3,737	1,268	649
Income tax recoverable	-	39	-
Accounts payable	(5,622)	(2,290)	(1,318)
Accrued charges and deposits	520	36	(136)
Payable to affiliated parties	56	13	(25)
Income tax liabilities	(894)	310	216

Net cash provided by operating activities	2,647	3,855	3,145

Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	314	805	-
Acquisition of property, plant and equipment	(1,105)	(823)	(289)
Proceeds from disposal of intangible assets	-	342	120
Acquisition of financial instruments at fair value	(390)	(134)	(163)
Payments made upon expiry of forward contracts	-	-	(225)
Proceeds from sale of financial instruments at fair value	-	391	146
Dividends received from financial instruments at fair value	-	-	1
Proceeds from maturity of fixed deposits	1,049	-	-

Net cash (used in) / generated from investing activities	(132)	581	(410)

Cash flows from financing activities
Capital lease payments	(24)	(31)	(49)
Advance from notes payable	6,275	4,370	1,721
Repayment of notes payable	(6,972)	(4,963)	(2,820)
Repayment of bank overdrafts	(630)	-	-
Advance from bank loans	2,927	-	-
Repayment of bank loans	(1,871)	(2,870)	(363)
Advance from affiliated party	538	-	-
Payment to affiliated party	(67)	(134)	(135)
Stock repurchase	-	(99)	(368)

Net cash generated from / (used in) financing activities	176	(3,727)	(2,014)

Net increase in cash and cash equivalents	2,691	709	721
Effect of exchange changes on cash and cash equivalents	220	(189)	(523)
Cash and cash equivalents, beginning of year	116	3,027	3,547

Cash and cash equivalents, end of year	3,027	3,547	3,745

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	273	113	37
Income tax	13	-	360

Income tax refund received	165	39	-
Non-cash investing activities:
Property plant and equipment acquired under capital lease	-	116	-

Non-cash financing activities:
Compensation expense for stock options granted	-	801	-

See notes to these consolidated financial statements

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies

Bonso Electronics International Inc. and its subsidiaries (collectively, the “Company” or “Group”) are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, pet electronics products and other products.  Further, the Group also rents or leases both factory facilities and equipment not being currently used to third parties.

The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.  Significant estimates made by management include valuation of inventories, allowance for trade receivables, stock-based compensation and the impairment of long-lived assets. Actual results could differ from those estimates.

The Company had operating income of approximately $462,000, $3,302,000 and $3,166,000 in the fiscal years ended March 31, 2015, 2016 and 2017, respectively.  As of March 31, 2017, the Company had positive working capital of approximately $2,499,000 and the accompanying consolidated financial statements were prepared on a going concern basis.  Management believes the Company will have sufficient working capital to meet its financing requirements based upon their experience and their assessment of the Company’s projected performance, credit facilities and banking relationships.

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

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less.  Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments.  The Company has no cash equivalents as of March 31, 2016 and 2017.

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

The Company complies with ASC 740 “Income Taxes” for uncertainty in income taxes recognized in financial statements.  ASC 740 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company’s accounting policy is to treat interest and penalties as components of income taxes.  The Company’s income tax returns through the fiscal years ended March 31, 2016 have been assessed by the tax authorities.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(f)	Lease prepayments and intangible assets

Lease prepayments represent the cost of land use rights in the People’s Republic of China (“PRC”). Land use rights held by the Company are included in intangible assets.  The granted useful life of the land use rights is 50 years.  They are stated at cost and amortized on a straight-line basis over a maximum period of 30 years, in accordance with the business licenses of 30 years.

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

(h)	Impairment of long-lived assets including intangible assets

Long-lived assets held and used by the Company and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairment made on other long-lived assets are disclosed in the consolidated statements of operations and comprehensive income.  Since the fiscal year ended March 31, 2014, the Company has transferred all its production process to the factory in Xinxing, PRC, and the factory in Shenzhen was leased out to a third party.  As a result, the Company performed an assessment of the value of the land, buildings and intangible assets of the factories in Shenzhen and Xinxing, PRC, and no provision for impairment was made by the Company (2016: $nil; 2015: $nil) based on the assessment.

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

The Company provides to certain customers an additional one to two percent of the quantity of certain products ordered in lieu of a warranty, which is recognized as cost of sales when these products are shipped to customers from the Company’s facilities.  In addition, certain products sold by the Company are subject to a limited product quality warranty.  The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated.  During the fiscal year ended March 31, 2017, the Company recorded $nil for such accrual (2016: $nil, 2015: $nil).  The standard limited warranty period is one to three years.  Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history.  All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified.  Historically, the Company has not experienced material differences between its estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

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

Advertising costs are expensed as incurred and are included within selling expenses. Advertising costs were approximately $9,000, $12,000 and $10,000 for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

(m)	Foreign currency translations

(i)
The Company’s functional currency is the United States dollar.  Transactions denominated in non-United States dollar currencies of foreign subsidiaries where the United States dollar is the functional currency are translated into United States dollars at the exchange rates existing at date of transaction. The translation of local currencies into United States dollars at the balance sheet date creates transaction adjustments which are included in net income.  Exchange differences are recorded in the statements of operations and comprehensive income.

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

The Company follows the guidance of ASC 718, “Accounting for Stock Options and Other Stock-Based Compensation”.  ASC 718 requires companies to record compensation expense for share-based awards issued to employees and directors in exchange for services provided.  The amount of the compensation expense is based on the estimated fair value of the awards on their grant dates and is recognized over the required service periods. Our share-based awards include stock options and restricted stock awards.  The estimated fair value underlying our calculation of compensation expense for stock options is based on the Black-Scholes pricing model. Forfeitures of share-based awards are estimated at the time of grant and revised, if necessary, in subsequent periods if our estimates change based on the actual amount of forfeitures we have experienced.

(o)	Fair value of financial instruments

The carrying amounts of financial instruments including cash and cash equivalents, trade receivables, net, other receivables, deposits and prepayments, other current assets, accounts payable and accrued charges and deposits, and other current liabilities approximate fair value due to the relatively short-term maturity of these instruments. The carrying value of long-term debt approximates fair value based on prevailing borrowing rates currently available for loans with similar terms and maturities.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(p)	Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” ("ASU 2014-09").  The objective of this Update is to remove inconsistencies and weaknesses in revenue requirements, and to simplify the preparation of financial statements by reducing the number requirements to which an entity must refer.  The new standard supersedes virtually all present U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the prior standards, as well as additional disclosures.  In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date", deferring the effective date for one year to interim and annual periods beginning after December 15, 2017. Early adoption is also permitted as of the original effective date (interim and annual periods beginning after December 15, 2016) and retrospective application is required. The Company currently expects to adopt the new standard in its fiscal year beginning April 1, 2018 and is evaluating adoption methods.  While the impact the new revenue recognition standard will have on its consolidated financial statements and disclosures has not yet been fully assessed, the Company currently expects that the impact will not be material as the agreed terms it has with its customers and the related transaction prices and performance obligations will be minimally affected by the amendments.

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

In February 2016, the FASB issued ASU 2016-02, "Lease (Subtopic 842)" ("ASU 2016-02"). This Update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

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

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230)" ("ASU 2016-15"). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, "Income Taxes (Topic 740)" ("ASU 2016-16"). This Update improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(p)	Recent accounting pronouncements (Continued)

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230)" ("ASU 2016-18").  This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05, "Other Income—Gains and Losses from the De-recognition of Nonfinancial Assets (Subtopic 610-20)" ("ASU 2017-05").  This Update clarifies the Scope of Asset De-recognition Guidance and Accounting for Partial Sales of Nonfinancial Assets, which clarifies the scope of the nonfinancial asset guidance in Subtopic 610-20. This ASU also clarifies that the de-recognition of all businesses and nonprofit activities (except those related to conveyances of oil and gas mineral rights or contracts with customers) should be accounted for in accordance with the de-recognition and deconsolidation guidance in Subtopic 810-10. The amendments in this ASU also provide guidance on the accounting for what often are referred to as partial sales of nonfinancial assets within the scope of Subtopic 610-20 and contributions of nonfinancial assets to a joint venture or other non-controlled investee. The amendments in this ASU are effective for annual reporting reports beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not expect the adoption of ASU 2017-05 to have a material impact on our consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, "Compensation—Stock Compensation (Topic 718) Scope of Modification Accounting" ("ASU 2017-09"). The requirement provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. For public business entities, this ASU should be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. We are currently evaluating the impact the adoption of ASU 2017-09 will have on its consolidated financial statements.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(p)	Recent accounting pronouncements (Continued)

In July 2017, the FASB issued ASU 2017-11, "Earnings Per Share (Topic 260) (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception" ("ASU 2017-11"). The amendments require companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the feature when triggered (i.e., when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will also recognize the effect of the trigger within equity.  For public business entities, this ASU should be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2018. We are currently evaluating the impact the adoption of ASU 2017-09 will have on its consolidated financial statements.

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

Allowance for doubtful accounts amounted to $nil as of March 31, 2017 (2016: $1,415,000).  Most of the Company’s trade receivables are generally unsecured.

3	Inventories

The components of inventories as of March 31, 2016 and 2017 are as follows:

	2016	2017
	$ in thousands	$ in thousands

Raw materials	684	442
Work in progress	430	317
Finished goods	709	259

	1,823	1,018

During the fiscal years ended March 31, 2015, 2016 and 2017, based upon material composition and expected usage, provisions for inventories of approximately $687,000, $30,000 and $156,000, respectively, were charged to the consolidated statements of operations under cost of sales.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

4	Property, plant and equipment, net

During the fiscal years ended March 31, 2015, 2016 and 2017, depreciation expenses charged to the consolidated statements of operations amounted to approximately $1,082,000, $1,047,000 and $1,046,000, respectively.  As at March 31, 2016 and 2017, fully depreciated assets that were still in use by the Company amounted to $9,195,000 and $8,761,000, respectively.

Property, plant and equipment in Shenzhen and Xinxing were assessed for impairment according to the policy described in note 1(h).  The Company concluded that no impairment to property, plant and equipment in Shenzhen and Xinxing was required for the fiscal years ended March 31, 2016 and 2017.

5	Interests in subsidiaries

Particulars of principal subsidiaries as of March 31, 2016 and 2017 are as follows:

Name of company	Place of incorporation and kind of legal entity	Particulars of issued capital/ registered capital	Percentage of capital held by the Company		Principal activities
			2016	2017
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	HK$5,000,000 (US$641,026)	100%	100%	Investment holding, providing management and administrative support to the Group companies

Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	HK$3,000,000 (US$384,615)	100%	100%	Investment holding and property investment

Bonso Electronics (Shenzhen) Company, Limited (“BESCL”)	PRC, limited liability company	US$12,621,222	100%	100%	Investment holding and property rental

Bonso Advanced Technology Limited * (“BATL”)	Hong Kong, limited liability company	HK$1,000,000 (US$128,205)	100%	100%	Investment holding, and trading of scales and pet electronics products

Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”)	PRC, limited liability company	US$10,000,000	100%	100%	Production of scales and pet electronics products

Bonso Technology (Shenzhen) Company, Limited (“BTL”)	PRC, limited liability company	HK$200,000	100%	100%	Product development

* Shares directly held by the Company

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

6	Intangible assets

Intangible assets are analyzed as follows:

	March 31,
	2016	2017
	$ in thousands	$ in thousands

Cost	6,159	5,740
Less: accumulated amortization	(2,867)	(2,955)

	3,292	2,785

The components of intangible assets are as follows:

	March 31,
	2016	2017
	$ in thousands	$ in thousands

Land use right of factory land in Shenzhen, Guangdong, PRC	1,599	1.326
Land use right of factory land in Xinxing, Guangdong, PRC	1,652	1,459
Golf club membership	41	-

	3,292	2,785

Amortization expense in relation to other intangible assets was approximately $294,000, $288,000 and $271,000 for each of the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

As of March 31, 2017, future minimum amortization expenses in respect of other intangible assets are as follows:

Year ending March 31,	$ in thousands

2018	265
2019	265
2020	265
2021	265
2022	265
Thereafter	1,460

Total	2,785

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

7	Banking facilities

As of March 31, 2017, the Company had general banking facilities for bank overdrafts, letters of credit, notes payable and term loans.  The facilities are interchangeable with total amounts available of $5,306,000 (2016: $6,189,000).  The general banking facilities utilized by the Company are denominated in United States dollars, Hong Kong dollars and Chinese Yuan.

The Company’s general banking facilities, expressed in United States dollars, are further detailed as follows:

	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2017
	2016	2017	2016	2017	2016	2017	Interest	Repayment
	$ in thousands		$ in thousands		$ in thousands		rate	terms
Import and export facilities

Combined limit	2,564	2,564	1,237	134	1,327	2,430

Including sub-limit of:
Notes payable	2,308	2,308	1,237	134	1,071	2,174	HIBOR* +2.5%	Repayable in full within 120 days
Bank overdrafts	641	641	-	-	641	641	Prime rate + 1%	Repayable on demand
Factoring	2,400	-	-	-	2,400	-	HIBOR* +1.5%	Repayable in 60 days

Other facilities
Export Documentary Credits	641	641	-	-	641	641
Short Term Loans	1,923	1,923	-	-	1,923	1,923	(Note A)	Revolving loan repayable in 30 days
Long Term Loans (1)	1,061	178	506	143	555	35	(Note A)	Term loans repayable monthly over 3 years.

	6,189	5,306	1,743	277	4,446	5,029

Note A: HIBOR* +2.25% for loans in Hong Kong. People's Bank of China’s loan benchmark interest rate times 110% for loans in PRC.

(1) A clause in the banking facilities states that the term loans are subject to review any time and also subject to the bank's overriding right of repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities.  Therefore, all long-term loans were classified as current liabilities in the consolidated balance sheets.  As of March 31, 2017, the long-term loans became current as it is repayable within one year in accordance with the repayment schedule.

* HIBOR is the Hong Kong Interbank Offer Rate

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

7	Banking facilities (Continued)

As of March 31, 2016, a treasury product facility of approximately $25,738,000 was made available to the Company for transactions of financial instruments including forward contracts, and approximately $1,000,000 of the facility was utilized.  There was no such treasury product facility available as of March 31, 2017.

One of the properties of the Company located in Hong Kong with a net book value of approximately $965,000, the rental assignment over such property, and the rights, interests and benefits of a life insurance contract with a book value of approximately $144,000 are arranged as securities to the banks for the banking facilities arrangement.

The Prime Rate, HIBOR and Peoples' Bank of China loan benchmark interest rate were 5.00%, 1.11% and 4.75% per annum, respectively, as of March 31, 2017.  The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.  Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

The weighted average interest rates of borrowings of the Company are as follows:

	During the fiscal year ended March 31,
	2016	2017

Bank overdrafts	6.00%	6.00%
Notes payable	2.94%	3.13%
Term Loan in Hong Kong	2.50%	2.59%
Term Loan in PRC	6.77%	unutilized
Factoring	1.74%	unutilized

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax

(a)
The subsidiaries comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong and the PRC.  The Company is not subject to income taxes in the British Virgin Islands.

Hong Kong Tax

The subsidiaries operating in Hong Kong are subject to the Hong Kong profits tax rate of 16.5% (2016 and 2015: 16.5%).  BIL, BATL and BEL have no assessable profits for the year ended March 31, 2017.

Since December 2005, BEL was under tax review by the local tax authorities for the profits tax assessment for the fiscal years ended March 31, 2000 to 2005.  During the tax years under review, BEL was reporting profits tax with tax benefit of 50% reduction in tax payment due to import processing.  However, the local tax authorities determined that BEL was not entitled to this tax benefit as the PRC factory setup was no longer considered an import processing activity.  Also, during the tax years under review, the local tax authorities determined that some profits of BEII were generated within the territory of Hong Kong and should be taxable in Hong Kong.  After review and discussion between the Company and the local tax authorities, both parties agreed that the tax benefit of 50% reduction was not applicable and certain profits of BEII were taxable in Hong Kong during the tax years in review.

 During the fiscal year ended March 31, 2015, the tax review case was closed and confirmed with the local tax authorities and the final tax and interest payable were approximately $1,545,000.  After offsetting with the tax reserve certificates purchased for approximately $1,710,000, the Company obtained a refund of approximately $165,000.

PRC Tax

All subsidiaries registered in the PRC are subject to a tax rate of 25% (2016 and 2015: 25%).

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (Continued)

(b)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The (loss) / income before income taxes by geographical location is analyzed as follows:

	2015	2016	2017
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	(55)	3,933	693
PRC	148	(167)	2,531
Others	(20)	(585)	171

Total	73	3,181	3,395

Others mainly include the (loss) / income from BVI.

(c)	Income tax credit / (expense) comprises the following:

	2015	2016	2017
	$ in thousands	$ in thousands	$ in thousands

Current income tax expense	(13)	(310)	(600)
Income tax credit	1,050	-	-

Total income tax credit / (expense)	1,037	(310)	(600)

The components of the income tax credit / (expense) by geographical location are as follows:

	2015	2016	2017
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	1,050	(310)	(5)
PRC	(13)	-	(595)

Total	1,037	(310)	(600)

At the end of the accounting periods, the income tax liabilities are as follows:

	2016	2017
	$ in thousands	$ in thousands

Non-current	-	-
Current	317	533

Total	317	533

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (Continued)

(d)	Deferred tax assets comprise the following:

	2016	2017
	$ in thousands	$ in thousands

Tax loss carry forwards	4,459	4,270
Less: Valuation allowance	(4,459)	(4,270)

	-	-

         As of March 31, 2016 and 2017, the Company had accumulated tax losses amounting to approximately $25,327,000 and $24,410,000 (the tax effect thereon is approximately $4,459,000 and $4,270,000), respectively, subject to the final agreement by the relevant tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other jurisdictions. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2017, the Company’s accumulated tax losses of approximately $2,848,000 will expire from 2018 to 2022.

(e)	Changes in valuation allowance are as follows:

	2015	2016	2017
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	853	4,459	4,459
Charged / (credited) to income tax expense	3,606	-	(189)

Balance, March 31	4,459	4,459	4,270

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (Continued)

(f)
The actual income tax credit / (expense) attributable to earnings for the fiscal years ended March 31, 2015, 2016 and 2017 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

	2015	2016	2017
	$ in thousands	$ in thousands	$ in thousands

Income before income taxes	73	3,181	3,395

Income tax benefit / (expense) on pretax income at statutory rate	(12)	(525)	(560)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(233)	(95)	(52)
Profit not subject to income tax	542	387	472
Expenses not deductible for income tax purposes	(336)	(255)	(686)
Increase / (decrease) in valuation allowance	3,606	-	(189)
Reversal of provision from conclusion of tax review with tax authorities	2,595	-	-
Tax expense from conclusion of tax review with tax authorities	(1,545)	-	-
Under provision in prior year	-	-	5
Utilization of tax losses / (tax losses recognized)	(3,580)	178	410

Total income tax credit / (expense)	1,037	(310)	(600)

The statutory rate of 16.5% used above is that of Hong Kong, where the Company’s main business is located.

(g)	The Company complies with ASC 740 and assessed the tax position during the fiscal year ended March 31, 2017 and concluded that such prior year uncertain income tax liability was no longer required.

The Company’s accounting policy is to treat interest and penalties as components of income taxes.  As of March 31, 2017, the Company had no accrued penalties related to uncertain tax positions (2016: $nil).

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

The Company entered into forward contracts with a bank, and the bank will pay the Company if the Chinese Yuan appreciates against the USD.  If the Chinese Yuan depreciates against the USD, the Company will need to pay the bank, but will be able to buy more Chinese Yuan as a result.  During the fiscal year ended March 31, 2016, based on our valuation of the existing forward contracts, we recorded a gain of approximately $36,000 for the change in valuation, resulting in a liability of approximately $160,000.  During the fiscal year ended March 31, 2017, the forward contracts matured and payments of approximately $225,000 have been made.

During the fiscal year ended March 31, 2015, the Company purchased an investment product for approximately $390,000 through Ping An Bank, and the fair value at March 31, 2015 was approximately $391,000.  Such investment product for trading purpose was redeemed during the fiscal year ended March 31, 2016.

During the fiscal year ended March 31, 2017, the Company purchased listed shares in Hong Kong for trading purpose for approximately $163,000 (2016: $134,000).  A revaluation gain of approximately $4,000 was recorded (2016: $10,000).

At the end of the accounting period, the fair value of the following assets / (liabilities) were as follows:

	March 31, 2016				March 31, 2017
$ in thousands
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Forward contracts (1)	-	(160)	-	(160)	-	-	-	-
Investment product (2)	-	-	-	-	-	-	-	-
Equity investment (3)	144	-	-	144	167	-	-	167

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

Investment in life insurance contract represents the carrying amount (surrender value) of the contract if it is to be terminated by the Company.  There is one life insurance contract as of March 31, 2016 and March 31, 2017, with a carrying amount of approximately $140,000 and $144,000, respectively.  All premiums of this contract have already been paid during the fiscal year ended March 31, 2012.  The face amount (death benefit) of this contract is $1,000,000.  During the fiscal year ended March 31, 2017, we recorded a gain of approximately $4,000 for the change in valuation (2016: $4,000).

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

11	Leases

(a)	Capital leases

During the year ended March 31, 2014, the Company entered into capital lease obligations amounting to approximately $123,000 for two motor vehicles.  During the year ended March 31, 2016, the Company entered into an additional capital lease obligation amounting to approximately $116,000 for one motor vehicle.

Future minimum payments under capital leases as of March 31, 2017 with an initial term of more than one year are as follows:

Future minimum payments under capital leases for the years ending March 31,	Principal repayment	Interest payment	Total obligations
	$ in thousands	$ in thousands	$ in thousands

2018	44	4	48
2019	28	2	30
2020	27	1	28
2021	5	0	5

	104	7	111

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

11	Leases (Continued)

(b)	Operating leases

As of March 31, 2017, the Company leases a factory in Shenzhen, two commercial units in Beijing and part of production facilities and machines in Xinxing under rental agreements to third parties.  The Company will need to pay a cancellation fee of approximately $84,000 if the Company decides to terminate all the rental agreements before their expiry.

The Shenzhen factory was rented out to a third party from August 1, 2013 to August 1, 2019.  Part of the production facilities in Xinxing were rented to various third parties up to December 31, 2020.  The expected future rental payments to be received are as follows:

Year ending March 31,	$ in thousands

2018	1,302
2019	1,231
2020	410

2,943

As of March 31, 2017, the future minimum lease commitment payables in respect of non-cancellable operating leases for one office and two staff quarters in Shenzhen and a staff quarter in Xinxing are as follows:

Year ending March 31,	$ in thousands

2018	94
2019	26

120

Rental expenses for all operating leases of one office premise in Shenzhen, two staff quarters in Shenzhen and a staff quarter in Xinxing amounted to approximately $100,000, $119,000 and $100,000 for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

12 Commitments and contingent liabilities

(a)	Commitments

Capital expenditures contracted at the balance sheet date but not yet provided for are as follows:

	March 31,
	2016	2017
	$ in thousands	$ in thousands

Construction in Xinxing, Guangdong, PRC	48	31
Mold	-	22

	48	53

As of March 31, 2017, the Company entered into contractor agreements on leasehold improvements on the manufacturing facility in Xinxing, the PRC and mold for total consideration of $346,000.  As of March 31, 2017, $293,000 has been paid, and the remaining balance of $53,000 is to be paid in accordance with the progress of the construction.

(b)	Contingent liabilities

The Company has entered into an employment agreement with a director, Anthony So.  Mr. So’s employment agreement provides for a maximum yearly salary of approximately $800,000 plus bonus.  The initial term of the employment agreement expired on March 31, 2013 (“Initial Term”); however, the employment agreement has been renewed under a provision in the agreement that provides for automatic renewal for successive one year periods, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement.  Mr. So’s employment agreement contains a provision under which the Company will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement occurs.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

13	Stockholders’ equity

(a)	Repurchase of common stock

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000.  On September 17, 2015, the Company’s Board of Directors authorized an additional $1,500,000 to repurchase its common stock under the same repurchase program, bringing the amount authorized for repurchase to $3,000,000.  The Board of Directors believed that the common stock was undervalued and that the repurchase of common stock would be beneficial to the Company's stockholders.  The Company (through its subsidiary) has repurchased an aggregate of 568,519 shares of its common stock, including 164,311 shares ($368,000) that were repurchased during the fiscal year ended March 31, 2017, and 73,472 shares ($99,000) that were repurchased during the fiscal year ended March 31, 2016.  No shares were repurchased during the fiscal years ended March 31, 2015.  The Company may from time to time repurchase shares of its common stock under this program.

(b)	Preferred stock

The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the stockholders, with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2017.

(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

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

Under the 1996 Non-Employee Directors’ Stock Option Plan, the non-employee directors were automatically granted stock options on the third business day following the day of each annual general meeting of the Company to purchase shares of common stock.   The maximum number of authorized shares under the 1996 Non-Employee Directors’Stock Option Plan was 600,000. The exercise price of all options granted under the 1996 Non-Employee Directors’ Stock Option Plan shall be one hundred percent of the fair market value per share of the common shares on the date of grant.  The maximum term of options granted under the 1996 Non-Employee Directors’ Stock Option Plan is 10 years.  No stock option may be exercised during the first six months of its term except for certain conditions provided in the 1996 Non-Employee Directors’ Stock Option Plan.  The right to acquire the common shares is not assignable except for under certain conditions stipulated in the 1996 Non-Employee Directors’ Stock Option Plan.

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

 On November 16, 2006, the Board of Directors of the Company voted to rescind the Company’s 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”). All options previously granted under the Non-Employee Directors’ Plan have expired pursuant to their terms of grant.

During the fiscal years ended March 31, 2015, 2016 and 2017, no shares or share options were granted under the 1996 Stock Option Plan.

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

 On July 15, 2015, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan, all of which remained outstanding as of March 31, 2017.  The options for 425,000 shares will expire on March 31, 2020, and options for 425,000 shares will expire on March 31, 2025.  Options granted under the stock option plans vest immediately and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(d)	A summary of the stock options activity is as follows:

	Number	Weighted average exercise
	of options	price

Balance, April 1, 2015	30,000	$4,50
Expired	(30,000)	$4.50
Granted	850,000	$1.50

Balance, March 31, 2016 and 2017	850,000	$1.50

(e)	The following table summarizes information about all stock options of the Company outstanding as at March 31, 2017:
	Number	Weighted average	Exercisable
Weighted average	outstanding at	remaining life	shares at
exercise price	March 31, 2017	(years)	March 31, 2017

$1.50	850,000	5.5	850,000

       The intrinsic value of options outstanding and exercisable was $1.07 on March 31, 2017.  The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2017.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(f)
Stock-based compensation expense is recognized on a straight-line basis over the respective vesting periods, or at the time of option granting if there are no vesting periods.  The fair value of the option granted was estimated on the date of granting using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

	For the Fiscal Year Ended March 31,
	2016	2017

Risk-free interest rate (1)	1.63% to 2.36%	N/A
Expected life (years) (2)	4.71 to 9.71	N/A
Expected dividend yield (3)	0%	N/A
Volatility (4)	73.63%	N/A
Fair value of options at grant date per share	$0.81 to $1.08	N/A

(1)
Risk-free interest rate
Risk-free interest rate for periods within the contractual life of the option is based upon the interest rate on U.S. Treasury zero-coupon bond issued with remaining terms similar to the expected term of the options granted.

(2)	Expected life (years) Assumption of the expected term was based on the vesting and contractual terms and employee demographics.

(3)	Expected dividend yield The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(4)	Volatility The volatility assumption was estimated based on historical volatility of the Company’s share price applying the guidance provided by ASC 718.

The Company recorded the related compensation expense of approximately $nil, $801,000 and $nil during the fiscal years ended March 31, 2015, 2016 and 2017.

The following table summarizes the share based compensation expense:

	For the Fiscal Year Ended March 31,
	2015	2016	2017
	$ in thousands	$ in thousands	$ in thousands

Administration and general	-	801	-

Total	-	801	-

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

15	Related party transactions

(a)	The Company paid emoluments, commissions and/or consultancy fees to its directors and officers as follows:

Year ended	Mr. Anthony	Mr. Kim Wah	Mr. Woo-Ping	Mr. Andrew
March 31,	So	Chung	Fok	So
	Director, Chief Executive Officer	Director	Director	Director and Chief Operating Officer
$ in thousands		$ in thousands	$ in thousands	$ in thousands

2015	$857 (i), (iii)	$160 (iii)	Nil	$124
2016	$857 (i), (iii)	$170 (iii)	Nil	$249
2017	$643 (i), (iii)	$171 (iii)	Nil	$249

	Mr. Henry	Mr. Albert
	Schlueter	So
	Director and Assistant Secretary	Director, Chief Financial Officer and Secretary
	$ in thousands	$ in thousands

2015	$55 (ii)	$109
2016	$60 (ii)	$181
2017	$62 (ii)	$152

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

(ii)
The amounts for the years ended March 31, 2015, 2016 and 2017 represented professional fees paid to Schlueter & Associates, P.C., the Company’s SEC counsel, in which Mr. Henry Schlueter is one of the principals.

(iii)
The amount for the year ended March 31, 2015, included unpaid vacation payments of $57,000 and $9,000 for Mr. Anthony So and Mr. Kim Wah Chung, respectively.  The amount for the year ended March 31, 2016, included unpaid vacation payments of $57,000, $10,000, and $12,000 for Mr. Anthony So, Mr. Kim Wah Chung, and Mr. Albert So, respectively.  The amount for the year ended March 31, 2017, included unpaid vacation payments of $43,000 and $11,000 for Mr. Anthony So and Mr. Kim Wah Chung, respectively.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

15	Related party transactions (Continued)

During the fiscal year ended March 31, 2015, one of the subsidiaries in Hong Kong borrowed an interest-free loan of approximately $538,000 from a director and stockholder, Mr. Anthony So, to provide working capital.  This loan is to be repaid in 48 equal installments.  As of March 31, 2017, the Company had repaid a total of approximately $336,000 to Mr. Anthony So, and the balance of loan due to Mr. Anthony so was approximately $202,000.

During the fiscal year ended March 31, 2015, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage.  Mr. Anthony So is the sole owner of these three apartment units.  The monthly rental payment was approximately $2,000.  Starting from August 1, 2016, rental of two of the apartment units was no longer required and the rental agreement was terminated, and a new rental agreement for one apartment unit for staff quarters was in place, for a monthly rental payment of $260.  The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2017 was approximately $9,000 (2016: $24,000).

During the fiscal year ended March 31, 2015, one of the subsidiaries in Xinxing, PRC entered into a rental agreement with a director and stockholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters.  Mr. Andrew So is the sole owner of this apartment unit.  The monthly rental payment is approximately $430, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2017 was approximately $5,000 (2016: $5,000).

During the fiscal year ended March 31, 2016, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for one apartment unit located in Shenzhen, PRC for staff quarters.  Mr. Anthony So is the sole owner of this apartment unit.  The monthly rental payment was approximately $330, and the total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2017 was approximately $4,000 (2016: $2,000) for this unit.

In February 2017, a non-employee director of the Company, Henry F. Schlueter, sold 24,000 shares of the Company’s common stock to the Company at a purchase price of $2.39 per share, pursuant to the Company repurchase program.

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

At March 31, 2016 and 2017, the Company had credit risk exposure of uninsured cash and deposits with maturities of less than one year in banks of approximately $3,547,000 and $3,745,000, respectively.

A substantial portion, 37%, 59% and 48% of revenue, was generated from sales to one customer for the years ended March 31, 2015, 2016 and 2017, respectively.  That customer has discontinued purchasing from us effective June 2017.

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended March 31,
	2015		2016		2017
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Fitbit, Inc.	10,593	37	14,145	59	8.472	48
Kern + Sohn GMBH	5,424	19	3,874	16	2,729	16
Pitney Bowes Inc.	2,476	8	1,969	8	2,435	14
Sunbeam Products, Inc.	6,879	24	1,738	7	1,563	9

	25,372	88	21,726	90	15,199	87

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	March 31,
	2016		2017
	$ in thousands	%	$ in thousands	%

Sunbeam Products, Inc.	87	10	162	14
Fitbit, Inc.	378	41	109	9
Kern + Sohn GMBH	204	22	328	28
Pitney Bowes Inc.	145	16	455	39

		89		90

At March 31, 2016 and 2017, these customers accounted for 89% and 90%, respectively, of net trade receivables.  The trade receivables have repayment terms of not more than twelve months.

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

(b)
The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations.  The Company’s total contributions and accruals to the above schemes for the years ended March 31, 2015, 2016 and 2017 amounted to $693,000, $293,000 and $267,000, respectively.  The Company has no other obligation to make payments in respect of retirement benefits of the employees.

(c)
According to the New Labor Law in the PRC which was effective on January 1, 2008, a company is required to provide one month’s salary for each year of service as a severance payment.  The Company recognized a total provision of $297,000 as of March 31, 2017 for severance payments for staff in the PRC (2016: $317,000, 2015: $256,000).  The accrued severance payment allowance is reviewed every year.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

18	Net earnings per share

Basic net earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net earnings per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

	Year Ended March 31,
	2015	2016	2017

Income available to common stockholders ($ in thousands)	$1,110	$2,871	$2,795

Basic weighted average common shares outstanding	5,246,903	5,173,431	5,143,648

Basic net earnings per share	$0.21	$0.55	$0.54

Basic weighted average common shares outstanding	5,246,903	5,173,431	5,143,648
Effect of dilutive securities – Options	-	-	172,745

Diluted weighted average common and potential common shares outstanding	5,246,903	5,173,431	5,316,393

Diluted net earnings income per share	$0.21	$0.55	$0.53

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information

(a)
The Company is organized based on the products it offers. Under this organizational structure, the Company’s operations can be classified into three business segments, Scales, Pet Electronics Products and Others for the fiscal years ended March 31, 2016 and 2017.

Scales operations principally involve production and marketing of sensor-based scales products. These include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.  Revenue from scale products was 90% (2016: 93%) of overall revenue of the Company for the fiscal year ended March 31, 2017, and the Company expects that the revenue will decrease for the next 12 months as one of our major customers has discontinued purchasing from us effective June 2017.

Pet Electronics Products principally involve development and production of pet-related electronics products that are used in consumer applications.  Revenue from pet electronics products was 9% (2016: 6%) of overall revenue of the Company for the fiscal year ended March 31, 2017, and the Company expects that the revenue from pet electronics products will continue to contribute a similar level of revenue for the next 12 months.

The “Others” segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales and pet electronics products, and (ii) sales of scrap materials.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2015, 2016, and 2017:

	Year ended March 31,
Product Line	2015	2016	2017
Scales	89%	93%	90%
Pet Electronics Products	10%	6%	9%
Others	1%	1%	1%
Total	100%	100%	100%

The accounting policies of the Company’s reportable segments are the same as those described in the description of business and significant accounting policies.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (Continued)

(a)	(Continued)

Summarized financial information by business segment as of March 31, 2015, 2016 and 2017 is as follows:

	Net sales	Operating income	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2015

Scales & Others	25,911	414	16,172	968	1,472
Pet Electronics Products	3,033	48	1,893	114	173
Total operating segments	28,944	462	18,065	1,082	1,645
Corporate	-	-	7,712	294	-
Group	28,944	462	25,777	1,376	1,645

2016

Scales & Others	22,378	3,094	14,896	981	880
Pet Electronics Products	1,514	208	1,002	66	59
Total operating segments	23,892	3,302	15,898	1,047	939
Corporate	-	-	7,123	288	-
Group	23,892	3,302	23,021	1,335	939

2017

Scales & Others	15,814	2,865	12,782	947	262
Pet Electronics Products	1,662	301	1,343	99	27
Total operating segments	17,476	3,166	14,125	1,046	289
Corporate	-	-	6,841	271	-
Group	17,476	3,166	20,966	1,317	289

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

Total property, plant and equipment, net by geographical areas are as follows:

	March 31,	March 31,
	2016	2017
	$ in thousands	$ in thousands
Hong Kong	1,159	1,126
The PRC	10,558	9,168

Total property, plant and equipment	11,717	10,294

(c)
The following is a summary of net export sales by geographical areas, which are defined by the final shipment destination, constituting 10% or more of total sales of the Company for the years ended March 31, 2015, 2016 and 2017:

	Year ended March 31,
	2015		2016		2017
	$ in thousands	%	$ in thousands	%	$ in thousands	%

United States	21,271	73	14,062	59	10,356	59
Germany	6,210	22	4,568	19	2,797	16
Netherlands	0	0	1,901	8	2,299	13

	27,481	95	20,531	86	15,452	88

 Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (Continued)

(d)	The following is a summary of net export sales by customers, constituting 10% or more of total sales of the Company for the years ended March 31, 2015, 2016 and 2017:

		Year Ended March 31,
		2015		2016		2017
Customers	Segment	$ in thousands	%	$ in thousands	%	$ in thousands	%

Fitbit, Inc.	Scales	10,593	37	14,145	59	8.472	48
Kern + Sohn GMBH	Scales	5,424	19	3,874	16	2,729	16
Pitney Bowes Inc.	Scales	2,476	8	1,969	8	2,435	14
Sunbeam Products, Inc.	Scales & Pet Electronics Products	6,879	24	1,738	7	1,563	9

		25,372	88	21,726	90	15,199	87

20	Subsequent events

From April 1, 2017 to July 14, 2017, the Company repurchased an additional 45,924 shares of its common stock for an aggregate purchase price of approximately $114,000.

In July 2017, the Company signed a letter of intent with Shenzhen Fangda Property Development Company Limited (hereafter "Fangda") to cooperate in reconstructing the existing Shenzhen factory of the Company into a high-rise industrial and commercial complex.  Under the terms of the agreement, Fangda will be responsible for applying for necessary government approvals and for financing and handling the redevelopment project.  Both companies will share the redeveloped property after the reconstruction.  The companies expect to reach a definitive agreement within the next three months.  If an agreement is reached, the redevelopment will start in mid-2019 and the reconstruction is expected to be finished by 2021.