Form 20-F
period 2018-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2018-08-15
CIK 846546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2018

OR
[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
5,543,639 shares of common stock, $0.003 par value, at March 31, 2018 (including 748,017 shares that are held in treasury)

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

You should rely only on the forward-looking statements that reflect management's view as of the date of this Annual Report.  We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances.  You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”).  The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures.  In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf.  Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item 3. – “Key Information.”

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

The selected consolidated financial data as of March 31, 2017 and 2018 and for each of the three fiscal years ended March 31, 2016, 2017 and 2018 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars.  The selected consolidated financial data set forth below as of March 31, 2014, 2015 and 2016, and for each of the two fiscal years in the period ended March 31, 2014 and 2015, have been derived from our audited consolidated financial statements that are not included in this Annual Report.  The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data
(in 000s US$ except for shares and per share data)

	Year Ended March 31,
	2014 (1)	2015 (1)	2016 (1)	2017 (1)	2018
	$	$	$	$	$
Net revenue	32,013	30,396	25,370	18,952	11,523
Cost of revenue	(29,104)	(23,742)	(17,081)	(11,274)	(6,958)
Gross profit	2,909	6,654	8,289	7,678	4,565
Selling, general and administrative expenses	(6,229)	(6,811)	(6,948)	(5,066)	(4,669)
Other income, net	3,615	619	1,961	554	342
Income from operations	295	462	3,302	3,166	238
Non-operating (expenses) / income, net	(516)	(389)	(121)	229	(234)
(Loss) / income before income taxes	(221)	73	3,181	3,395	4
Income tax credit / (expense)	-	1,037	(310)	(600)	-
Net (loss) / income	(221)	1,110	2,871	2,795	4
Net (loss) / earnings per share - basic (2)	$(0.04)	$0.21	$0.55	$0.54	$0.00
Weighted average shares	5,246,903	5,246,903	5,173,431	5,143,648	4,910,357
Net (loss) / earnings per share - diluted (2)	$(0.04)	$0.21	$0.55	$0.53	$0.00
Diluted weighted average shares	5,246,903	5,246,903	5,173,431	5,316,393	5,290,904

(1) Certain amounts in the statement of operations for the fiscal years ended March 31, 2014, 2015, 2016 and 2017 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2018.

(2) The diluted net (loss) / earnings per share was the same as the basic net (loss) / earnings per share for the fiscal years ended March 31, 2014, 2015 and 2016 as all potential common shares, including the stock options, are anti-dilutive and therefore excluded from the computation of diluted net (loss) / earnings per share.

Balance Sheet Data
(in 000s US$ except for shares and per share data)
	Year Ended March 31,
	2014	2015	2016	2017	2018
	$	$	$	$	$
Cash and cash equivalents, and fixed deposits maturing over three months	1,165	3,027	3,547	3,745	8,751
Working capital	(3,769)	(4,391)	(530)	2,499	7,016
Total assets	32,140	25,777	23,021	20,966	24,755
Current liabilities	18,646	13,429	8,137	5,244	4,369
Non-current financial liabilities at fair value	208	112	-	-	-
Total liabilities	21,518	13,922	8,443	5,371	7,666
Common stock	17	17	17	17	17
Stockholders’ equity	10,622	11,855	14,578	15,595	17,089
Dividends declared per share	-	-	-	-	-

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report.  The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

Recent Action And The Possibility Of Future Action On Trade By U.S. And Foreign Governments Creates Uncertainty In Global Markets, And May Adversely Affect Our Business, Financial Position And Results Of Operations. The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries.  In addition, the U.S. government has recently imposed tariffs on certain foreign goods, including some of the Company’s products, and has indicated a willingness to impose tariffs on imports of other products.  Related to this action, certain foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods, and have indicated a willingness to impose additional tariffs on U.S. products. It remains unclear what the U.S. government or foreign governments will or will not do with respect to recent or future tariffs or other international trade agreements and policies. A trade war or other governmental action related to tariffs or international trade agreements or policies has the potential to adversely impact our supply chain and foreign demand for our products and, thus, to have a material adverse effect on our business and results of operations.

We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar Or The Chinese Renminbi.  The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983.  The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB was allowed to move 0.3% on a daily basis against the U.S. Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%.  Following the removal of the U.S. Dollar peg, the RMB appreciated more than 20% against the U.S. Dollar over the following three years.  Since July 2008, however, the RMB has traded within a narrow range against the U.S. Dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. Dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the government of the People’s Republic of China (“PRC”) would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate.  Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.  As of June 29, 2018, the RMB was valued at 6.6204 per U.S. Dollar.  Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position and the value of our common shares and any dividends payable to our common shareholders in U.S. Dollars.

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

The Economy Of China Has Been Experiencing Significant Growth, Leading To Some Inflation and Increased Labor Costs.  The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 2.42% in June 2014 from the level in June 2013, 1.40% between June 2014 and June 2015, 1.90% between June 2015 and June 2016, 1.50% between June 2016 and June 2017 and 1.90% between June 2017 and June 2018. China’s overall economy and the average wage in the PRC are expected to continue to grow. Continuing inflation and material increases in the cost of labor in China could diminish our competitive advantage.  If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC.  An economic slowdown may reduce our revenues.  If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

We Face Risks By Operating In China, Because The Chinese Legal System Relating To Foreign Investment And Foreign Operations Such As Bonso’s Is Evolving And The Application Of Chinese Laws Is Uncertain.  The legal system of China relating to foreign investments is continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances.  The Chinese legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which decided legal cases have little precedential value.  In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  Legislation over the past 39 years has significantly enhanced the protections afforded to various forms of foreign investment in China.  Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent.  The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.  Further, various disputes may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.  Continued uncertainty relating to the laws in China and the application of the laws could have a material adverse effect upon us and our operations in China.

Controversies Affecting China’s Trade With The United States Could Harm Our Results Of Operations Or Depress Our Stock Price.  While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China have arisen that threaten the status quo involving trade between the United States and China.  These controversies could materially and adversely affect our business by, among other things, causing our products in the United States to become more expensive, resulting in a reduction in the demand for our products by customers in the United States, which would have a material adverse effect upon us and our results of operations.  Further, political or trade friction between the United States and China, whether or not actually affecting our business, could also materially and adversely affect the prevailing market price of our common shares.

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

Enforcement Of The Labor Contract Law, Minimum Wage Increases And Future Changes In The Labor Laws In China May Result In The Continued Increase In Labor Costs. On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, current annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions.  In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practices do not, or will not, violate the Labor Contract Law and other labor-related regulations. Between the fiscal years ended March 31, 2010 and 2015, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate.  In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for our labor in Shenzhen from RMB 1,100 (or approximately $162) per month to RMB 1,320 (or approximately $206) per month beginning April 1, 2011.  The minimum wage was increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012.  The minimum wage in Shenzhen was increased to RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and later to RMB 1,808 (or approximately $293) per month beginning February 1, 2014. We started hiring workers in our Xinxing factory during the fiscal year ended March 31, 2013, and the minimum wage at that time in Xinxing was RMB 1,010 per month (or approximately $160). On May 1, 2015, the minimum wage at Xinxing was increased to RMB 1,210 per month  (or approximately $181 per month) and as of July 1, 2018, it was increased to RMB 1,410 (or approximately $213) per month. We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facilities without substantially increasing our non-production salaries and related costs.  If we are subject to severe penalties or incur significant liabilities in connection with the enforcement of the Labor Contract Law, disputes or investigations, our business and results of operations may be adversely affected. Any future changes in the labor laws in the PRC could result in our having to pay increased labor costs.  There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

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

Risk Factors Relating to Our Business

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue.  If Sales To These Customers Do Not Continue, Then Our Sales Revenue Will Decline And Our Business Will Be Negatively Impacted.  During the fiscal year ended March 31, 2018, three customers accounted for 59% of our revenue.  Those same three customers accounted for 35% and 30% during the fiscal years ended March 31, 2017 and 2016, respectively. We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. Our largest customer prior to the fiscal year ended March 31, 2018, which accounted for 45% of our revenue during the fiscal year ended March 31, 2017 and 56% during the fiscal year ended March 31, 2016, ceased purchasing from us as of June 2017, causing a significant decrease in revenue. The loss of any of our remaining three largest customers would have a material negative impact on our sales revenue and our business.  There can be no assurance that we would be able to compensate for the loss of any of these major customers.

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

Increased Prices For Raw Materials May Have A Negative Impact Upon Us.  The price level of raw materials increased in the fiscal years ended March 31, 2018 and 2017. The price of some of the raw materials fluctuates directly with the price of oil.  If oil prices increase in the future, it will likely result in a further increase in the costs of components to us, as well as an increase in our operating expenses, which could have a material adverse effect upon our business and results of operations.

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

Recent Changes In The PRC’s Labor Law Could Penalize Bonso If It Needs To Make Additional Workforce Reductions.  In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008.  It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts.  An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty.  Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations.  Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau.  During the fiscal year ended March 31, 2014, we paid severance payments of $1,194,000 for reducing our full workforce in Shenzhen, PRC as we moved our operations to the new factory in Xinxing, and the accumulated provision was approximately $396,000 as of March 31, 2018 (2017: $297,000; 2016: $317,000; 2015: $256,000; 2014: $156,000). This accrued severance payment allowance is reviewed every year.  We may incur much higher costs under China’s labor laws if we are forced to downsize again, and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

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

We Are Controlled By Our Management, Whose Interests May Differ From Those Of The Other Shareholders.  As of June 30, 2018, Mr. Anthony So, our founder and Chairman, owned approximately 48.4% of our outstanding shares of common stock. Andrew So, our Chief Operating Officer and President, owned approximately 9.6% of our outstanding shares. Albert So, our Chief Financial Officer, owned approximately 5.3% of our outstanding shares. The record ownership of Mr. Anthony So, Mr. Andrew So and Mr. Albert So aggregates 63.3% of the shares entitled to vote. The other directors of the Company own of record 3.4% of the shares entitled to vote. Accordingly, the existing management and directors of the Company can vote in the aggregate 66.7% of the shares entitled to vote. As a result, the current directors and management of the Company are in a position to elect the Board of Directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities.  The current directors and management may be able to prevent or cause a change in control of the Company.  We also may be prevented from entering into transactions that could be beneficial to us without the current directors’ and management’s consent.  The interest of our largest shareholders may differ from the interests of other shareholders. There are no agreements, understandings or commitments among the members of the Board to vote their shares in any specific manner or to vote collectively for or against any matter that may come before the shareholders.

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

A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2018, based on criteria set forth by the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  We have experienced material weaknesses in our internal controls for several years; however, management has been unable to implement effective remediation measures.
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

Due To Inherent Limitations, There Can Be No Assurance That Our System Of Disclosure And Internal Controls And Procedures Will Be Successful In Preventing All Errors Or Fraud Or In Informing Management Of All Material Information In A Timely Manner.  Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud.  A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Management has concluded that the Company’s disclosure controls and procedures for the fiscal year ended March 31, 2018, were ineffective.

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
Our Results Could Be Affected By Changes In Currency Exchange Rates.  Changes in currency rates involving the Hong Kong Dollar or Chinese Renminbi could increase our expenses.  During the fiscal years ended March 31, 2016 and 2017 our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $23,000 and a total foreign exchange gain of approximately $258,000, respectively.  During the fiscal year ended March 31, 2018, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $353,000.  Generally, our revenues are collected in United States Dollars and Chinese Renminbi.  Our costs and expenses are paid in United States Dollars, Hong Kong Dollars and Chinese Renminbi.  We face a variety of risks associated with changes among the relative value of these currencies.  Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations.  If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected.  In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations.  If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union.  This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world.  If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

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

We signed an agreement with a property developer in Shenzhen--Shenzhen Fangda Property Development Company Limited (“Fangda”) to cooperate in reconstructing and redeveloping the Shenzhen factory in November 2017, and we signed a supplementary agreement with Fangda in July 2018. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. Under the terms of the agreement, Fangda is responsible for applying for necessary government approvals and for financing and handling the redevelopment project, including facilitating the obtaining of necessary governmental approvals.  We anticipate completing the approval process in 2019; however, there can be no assurance that we will be successful in obtaining all necessary approvals.  If we are not successful in the implementation of our property development project, our growth, business, financial condition and results of operations could be adversely affected.

We May Not Have Adequate Financing, Whether Through Bank Loans Or Other Arrangements, To Fund The Redevelopment Of Our Shenzhen Factory Site, And Capital Resources May Not Be Available On Commercially Reasonable Terms, Or At All.

Although we have entered into an agreement for redevelopment of the Shenzhen factory under which Fangda will bear the costs of redevelopment, there can be no assurance that Fangda will have the funds available to redevelop the Shenzhen factory. If Fangda either does not have sufficient available capital or is unwilling to bear the costs of redevelopment of the Shenzhen factory, we will be required to undertake the redevelopment.   Property development is capital intensive, and we do not currently have the necessary capital to fund the redevelopment project. If it were to be necessary, we would finance our property redevelopment from our cash on hand, bank facilities and other sources. We cannot assure you that lenders will grant us sufficient financing in the future to fully fund the redevelopment project or that funding will be available from other sources. Further, the financing policies of the PRC government relating to the property development sector have varied. It is possible that the PRC government may further tighten financing policies on PRC financial institutions for the property development sector. These property-related financing policies may limit our ability and flexibility to use bank borrowings to finance our property redevelopment project.

Fangda or We May Fail To Obtain, Or Experience Material Delays In Obtaining, Requisite Certificates, Licenses, Permits Or Governmental Approvals For Redevelopment Of Our Shenzhen Factory, And As A Result Our Redevelopment Plans, Business, Results Of Operations And Financial Condition May Be Materially And Adversely Affected.

Property development in the PRC is heavily regulated. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. During various stages of our property redevelopment project, we/Fangda will be required to obtain and maintain various certificates, licenses, permits and governmental approvals, including but not limited to qualification certificates, land use rights certificates, construction land planning permits, construction works planning permits, construction works commencement permits, pre-sale permits and completion certificates. Before the government authorities issue any certificate, license or permit, we/Fangda must also meet specific conditions. We cannot assure you that we/Fangda will be able to adapt to new PRC land policies that may come into effect from time to time with respect to the property development industry or that we/Fangda will not encounter other material delays or difficulties in fulfilling the necessary conditions to obtain all necessary certificates, licenses or permits for our property development in a timely manner, or at all, in the future. If we/Fangda fail to obtain or encounter significant delays in obtaining the necessary certificates, licenses or permits we will not be able to continue with our redevelopment plans, and our business, results of operations and financial condition may be adversely affected.

Our Income From The Rental and Management Segment Will Drop In August 2019, Upon Expiration Of The Lease Agreement For The Rental Of Our Shenzhen Factory.

We currently derive a majority of our rental income from the rental of our Shenzhen factory facility, which generates approximately $107,000 per month. That lease expires in August 2019, and management does not intend to renew the lease. Assuming appropriate governmental approvals are obtained, of which there can be no assurance, development of the Shenzhen factory site will begin at that time and it will be several years before development is completed and we will have any revenues relating to the redevelopment of the Shenzhen factory property. During that time there will not be rents generated from our Shenzhen factory facility.  However, we believe that we will have sufficient cash reserves plus cash flow from the rental of factory space at Xinxing and from manufacturing for our operations to continue and to meet the Company’s liquidity requirements.

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

BEL also has one active PRC subsidiary, Bonso Electronics (Shenzhen) Company, Limited (“BESCL”), which is organized under the laws of the PRC and was used to manufacture our products until January 2014.   BESCL leased its factory to a third party from August 2013 to August 2019, and is receiving a monthly rental income of approximately RMB709,000 ($107,000) as of July 2018. Effective with the transfer of manufacturing operations to Xinxing, we ceased manufacturing in this subsidiary and its principal business today is leasing our former manufacturing facility to a third party.  After the end of this rental agreement, subject to having received the necessary governmental approvals, Fangda will commence reconstruction of the existing Shenzhen factory into a high-rise industrial and commercial complex.

BATL has two active PRC subsidiaries, Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”), which is organized under the laws of the PRC and is used to acquire and hold our new manufacturing facility in Xinxing, Guangdong, China, and Bonso Technology (Shenzhen) Company Limited (“BTL”), in Shenzhen, PRC, to provide product design and distribution services for the Group.

We also have a wholly-owned British Virgin Islands subsidiary, Modus Enterprise International Inc. (“Modus”), which owned 100% of Bonso USA, which has been dormant since 2009 and was formally deregistered during the fiscal year ended March 31, 2017.
Business Overview
Since inception, Bonso Electronics International Inc. has designed, developed, produced and sold electronic sensor-based and wireless products for private label original equipment manufacturers (individually “OEM” or, collectively, “OEMs”), original brand manufacturers (individually “OBM” or, collectively, “OBMs”) and original design manufacturers (individually, “ODM” or, collectively, “ODMs”).

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

We have two factories in China and our business operations are organized based upon the products we offer. Our manufacturing operations are conducted at our factory in Xinxing. We operate in four business segments:
•	Scales—manufactured at our factory in Xinxing
•	Pet Electronic Products—manufactured at our factory in Xinxing
•	Rental and Management—involves the leasing of our factory in Shenzhen, and the leasing of both factory space and equipment at our Xinxing facility
•	Others—principally includes the activities of (i) tooling and mould charges for scales and pet electronic products, and (ii) sales of scrap materials.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2016, 2017 and 2018:
	Year ended March 31,
Product Line	2016	2017	2018
Scales and Others	88%	83%	68%
Pet Electronic Products	6%	9%	16%
Rental and Management	6%	8%	16%
Total	100%	100%	100%

Our primary business has been the design, development, production and sale of electronic sensor-based and wireless products. Effective with the transfer of manufacturing operations to our factory in Xinxing we leased our factory in Shenzhen to a third party. This lease marked our entry into the “Rental and Management” business, into which we have been expanding and intend to expand further in the future.
The lease with the third party for the Shenzhen Factory terminates in August 2019. We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high-end commercial complex, containing retail space, office space and some residential space. In July 2017, we signed a letter of intent, and in November 2017, we signed the definitive agreement, with a property developer in Shenzhen (Fangda) to cooperate in reconstructing and redeveloping the Shenzhen factory. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. In July 2018, we signed a supplementary agreement with Fangda to modify our approach in obtaining government approvals.  Under the terms of the agreement, Fangda is responsible for applying for necessary government approvals and for financing and handling the redevelopment project.  The agreement provides that both companies will share the redeveloped property after reconstruction/redevelopment is completed with Bonso holding a 45% interest in the total floor area. However, the final sharing ratio is subject to government approval to the total floor area.  Fangda is in the process of obtaining necessary governmental approvals.  We anticipate completing the approval process in 2019; however, there can be no assurance that we will be successful in obtaining all necessary approvals.  If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.
 In addition, since October 2016 we have leased excess space and equipment in our Xinxing facility to third parties in order to supplement our manufacturing revenues, and in June 2018, we completed construction of two additional buildings at our Xinxing facility that are being leased to third parties. See “Property, Plant and Equipment – China.”

Our principal capital expenditures on property, plant and equipment over the last three years are set forth below:
	On March 31,
	2016	2017	2018
Property, plant & equipment and land use rights	$939,000	$289,000	$364,000

Our capital expenditures include construction-in-progress, leasehold improvement and the purchase of machinery used in the production of certain of our products.
All of the foregoing capital expenditures were financed principally from internally generated funds, except for three motor vehicles purchased with capital leases.
Business Strategy

Management of the Company believes that is in the best interest of the Company and our shareholders to further expand the Rental and Management segment. Since 2013, the Company has leased its entire Shenzhen facility, consisting of seven buildings for a total of approximately 375,000 square feet, to an unaffiliated third party, and it is also currently leasing an aggregate of approximately 193,000 square feet of its Xinxing facility to unaffiliated third parties. In addition, the Company, through its partner, Fangda, is in the process of applying for the required permits to redevelop the Shenzhen facility into a high-end commercial complex, containing retail space, office space and some residential space, all of which is intended to be leased out.  Management believes that the Rental and Management segment will increase and constitute a more significant part of our total revenues in the future.

Scales, Pet Electronic Products and Other Segments

Products.  Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.  These products accounted for 88% of revenue for the fiscal year ended March 31, 2016, 83% for 2017 and 68% for 2018.  We believe that our sensor-based scale products will continue to be a major portion of our scales revenue as we are able to secure orders from our major customers.

 During the fiscal year ended March 31, 2013, the Company began to produce certain pet electronic products, including a bark control device.  These products accounted for 6% of revenue for the fiscal year ended March 31, 2016, 9% for 2017 and 16% for 2018.

We also receive revenue from certain customers for the development and manufacture of tooling and moulding for scales and pet electronic products although most of the tools and moulds which we produce are used by us for the manufacture of our products.  We also generate some sales of scrap materials.  These revenues accounted for approximately 1% of net sales for each of the last three fiscal years.

The following table sets forth the percentage of net revenue for each of the product lines mentioned above for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal Year Ended March 31,
Product Line	2016	2017	2018
Scales and Others	88%	83%	68%
Pet Electronic Products	6%	9%	16%
Total	94%	92%	84%

Business Strategy – Scales and Pet Electronic Products.  With respect to our scales and pet electronic products business, we believe that our future growth depends upon our ability to strengthen our customer base by enhancing and diversifying our products, increasing the number of customers and expanding into additional markets while maintaining or increasing sales of our products to existing customers, and focusing upon the production and sale of higher margin products. Our future growth and our ability to maintain and increase profitability are also dependent upon our ability to control production costs and increase production capacity.  Our strategy to achieve these goals is as follows:

Increased Focus upon Manufacturing and Selling Higher Margin Products and the Elimination or Decrease in the Production and Sale of Lower Margin Products.  During the fiscal year ended March 31, 2015, in seeking to return to profitability, we analyzed our product mix and concluded that we were most likely to return to profitability if we eliminated the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. We advised our largest customer for these low margin electronic scale products that without substantial price increases, we would not be in position to continue manufacturing these products in the calendar year beginning January 1, 2015. That customer did not agree to the price increases that we requested, and has shifted this business to alternative suppliers.  With the decrease in the production and sale of lower margin products, the Company increased its gross profit from 21.9% for the fiscal year ended March 31, 2015, to 32.7% for the fiscal year ended March 31, 2016, 40.5% for the fiscal year ended March 31, 2017 and 39.6% for the fiscal year ended March 31, 2018.

Product Enhancement and Diversification.  We continually seek to improve and enhance our existing products in order to provide a longer product life cycle and to meet increasing customer demands for additional features.  Our research and development staff is currently working on a variety of projects to enhance our existing scale products and in the postal scale/meter area.  Further, we are developing certain pet electronic products for distribution into the China market.  See “Product Research and Development” and “Competition,” below.

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

Controlling Production Costs.  In 1989, recognizing that labor cost was a major factor permitting effective competition in the consumer electronic products industry, we relocated all of our manufacturing operations to China to take advantage of the large available pool of lower-cost manufacturing labor.  Continuing this approach and recognizing that labor costs are significantly lower in Xinxing than in Shenzhen, we moved all of our manufacturing from Shenzhen to Xinxing, and there was a reduction in our labor costs as a result. In addition, we have continued to shift production and manufacturing of various parts and components to third party suppliers, including plastic injection molded parts and metal parts. In some cases, we have entered into agreements with third parties in which they lease our equipment and part of our manufacturing facility from us, and then manufacture parts and components that we use in assembling our final products. Those third parties provide the workers and supervisors, and the necessary raw materials. We lease our machinery or equipment, a portion of our dormitory and manufacturing facilities for their workers and supervisory staff and our meals or cafeteria services for the third party’s workers and staff. There are other third-party contractors that utilize their own equipment and their own facilities in manufacturing specific components or parts for us.
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
Customers and Marketing.  We sell our products primarily in the United States and Europe.  Customers for our products are primarily OEMs, OBMs and ODMs which market the products under their own brand names.  We market our products to OEMs, OBMs and ODMs through our sales staff at trade shows and via e-mail, our website and facsimile.
Net export sales to customers in the United States and Europe constituting 10% or more of total revenue of the Company consisted of the following for each of the three years ended March 31, 2016, 2017 and 2018.

Year ended March 31,
	2016		2017		2018
	$ in thousands	%	$ in thousands	%	$ in thousands	%
United States of America	14,062	55	10,356	55	4,807	42
Germany	4,568	18	2,797	15	3,621	31
Netherlands	1,901	8	2,299	12	87	1
Total	20,531	81	15,452	82	8,515	74

We maintain a marketing and sales team of thirteen people.  Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customers’ specific needs.  We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and through trade shows and via e-mail, our website and facsimile.  Commission payments of approximately $13,000 were paid to the sales team during the fiscal year ended March 31, 2018 (2017: $nil; 2016: $nil).

Our major sensor-based electronic scale products and pet electronic products customers and their percentage of sales revenue for the prior three fiscal years are below:

Percent of Sales – Year ended March 31,
Customer	2016	2017	2018
Customer A	15%	14%	31%
Customer B	7%	8%	14%
Customer C	8%	13%	14%
Customer D(1)	56%	45%	10%
(1)  This customer is no longer purchasing from us as of June 2017.

Component Parts and Suppliers.  We purchase over 1,000 different component parts from more than 100 major suppliers and are not dependent upon any single supplier for key components.  We purchase components for our products primarily from suppliers in Japan, Taiwan, Hong Kong and China.

The price of oil and other raw materials has increased resulting in an increase of our component part prices.  We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier to allow for longer delivery lead times.  Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.  The price level of certain raw materials increased in the fiscal year ended March 31, 2017 compared to that in the fiscal year ended March 31, 2016 and increased in the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017.

Quality Control.  We have received ISO 9001:2015 certification from BSI Assurance UK Limited.  The ISO 9001:2015 certification was awarded to our subsidiary, Bonso Advanced Technology (Xinxing) Company Limited.  ISO 9001 is one of the ISO 9000 series of quality system standards developed by the International Organization for Standardization, a worldwide federation of national standards bodies.  ISO 9001 provides a model for quality assurance (and continuous improvement) in product development, manufacturing, installation and servicing that focuses on meeting customer requirements.  We have also received certification on the management system for medical devices of ISO13485:2003, which  ensures that we have implemented and maintained a quality system for the design and manufacture of medical devices and allows us to develop and manufacture safe and effective medical devices.

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

Patents, Licenses, Trademarks, Franchises, Concessions and Royalty Agreements.  We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus.

We rely on a combination of patent, trademark and trade secret laws, employee and third-party non-disclosure agreements and other intellectual property protection methods to protect our proprietary rights.  There can be no assurance that third parties will not assert infringement or other claims against us with respect to any existing or future products.  We cannot assure you that licenses would be available if any of our technology were successfully challenged by a third party, or if it became desirable to use any third-party technology to enhance the Company’s products.  Litigation to protect our proprietary information or to determine the validity of any third-party claims could result in a significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is determined in our favor.

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

Product Research and Development.  The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEMs, OBMs and ODMs.  We believe our engineering and product development capabilities are important to the future success of our business.  As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications.  Some of our product design, research and development activities are customer funded and are under agreements with specific customers for specific products.  To reduce costs, we conduct our research and development at our facilities in China.  We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong.  At March 31, 2018, we employed 9 individuals in Hong Kong and China for our engineering staff, who are at various times engaged in research and development.

Competition.  The manufacture and sale of electronic sensor-based and wireless products is highly competitive.  Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological quality and other continuous product improvement.  There can be no assurance that we will enjoy the same degree of success in these efforts in the future.  Research and development expenses aggregated approximately $200,000, $158,000 and $152,000 during the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

Seasonality.  Generally, the first calendar quarter of each year is typically the slowest sales period because our manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays to permit employees to travel to their homes in China.  In addition, sales during the first calendar quarter of scales products usually dip following the increase in sales during the Christmas season.  A greater number of our sales of scales products occur between the months of July and October for shipment in preparation for the Christmas holiday.  Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation.  However, past sales patterns may not be indicative of future performance.

Transportation.  Typically, we sell products either F.O.B. Hong Kong, Yantian (Shenzhen) or Nansha (Guangzhou), which means that our customers are responsible for the transportation of finished products from Hong Kong, Yantian (Shenzhen) or Nansha (Guangzhou) to their final destination.  Transportation of components and finished products to and from the point of shipment is by truck.  To date, we have not been materially affected by any transportation problems.  However, transportation difficulties affecting air cargo or shipping, such as an extended closure of ports that materially disrupts the flow of our customers’ products to their destination, mainly the United States and Europe, could materially and adversely affect our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incurred pending resolution of the problems causing the port closures.

Government Regulation.  We are subject to comprehensive and changing foreign, federal, provincial, state and local environmental requirements, including those governing discharges into the air and water, the handling and disposal of solid and hazardous waste and the remediation of contamination associated with releases of hazardous substances.  We believe that we are in compliance with current environmental requirements.  Nevertheless, we use hazardous substances in our operations and, as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties we may be held liable and may be required to pay the cost of remediation.  The amount of any resulting liability could be material.

Foreign Operations.  Our products are manufactured at our factory located in China.  While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China have arisen that threaten the status quo involving trade between the United States and China. The U.S. government has recently imposed tariffs on certain foreign goods, including some of the Company’s products, and has indicated a willingness to impose tariffs on imports of other products.  Related to this action, certain foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods, and have indicated a willingness to impose additional tariffs on U.S. products. It remains unclear what the U.S. government or foreign governments will or will not do with respect to recent or future tariffs or other international trade agreements and policies. A trade war or other governmental action related to tariffs or international trade agreements or policies has the potential to adversely impact our supply chain and foreign demand for our products and, thus, to have a material adverse effect on our business and results of operations. During the fiscal year ended March 31, 2018, the United States accounted for approximately 42% of net export sales of our manufactured products as opposed to 55% for each of the years ended March 31, 2017 and 2016.

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

Adequacy of Facilities. We believe our manufacturing complex will be adequate for our reasonably foreseeable needs.

Rental and Management Segment

Since 2014, when we leased our Shenzhen manufacturing facility to a third party, we have gradually been developing a rental and management segment of our business.  We currently lease approximately 568,000 square feet of space to third parties for an aggregate gross monthly income of approximately RMB936,000, or $141,000. During the fiscal year ended March 31, 2018, rental and management income accounted for approximately 16% of our net income. A description of the leases of factory space and equipment that we have entered into is set forth below under “Real Property.”

Real Property. A description of our real properties follows:

Hong Kong.  We own a residential property in Hong Kong, which is located at Savanna Garden, House No. 27, Tai Po, New Territories, Hong Kong.  House No. 27 consists of approximately 2,475 square feet plus a 177 square foot terrace and a 2,308 square foot garden area.  The use of House No. 27 is provided as quarters to Mr. Anthony So, the Chairman and Chief Executive Officer of the Company.

China.  Our Shenzhen factory in China is located at Shenzhen in the DaYang Synthetical Development District, close to the border between Hong Kong and China.  This factory consists of one factory building, which contains approximately 186,000 square feet, two workers’ dormitories, containing approximately 103,000 square feet, a canteen and recreation center of approximately 26,000 square feet, an office building, consisting of approximately 26,000 square feet, and two staff quarters for supervisory employees, consisting of approximately 34,000 square feet, for a total of approximately 375,000 square feet.  The Company entered into a rental agreement in June 2013 to rent out the Shenzhen factory to a third party from August 2013 to August 2019.  We received a monthly rental income of approximately $99,000 until August 2016, when it increased to approximately $107,000 until August 2019.

We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high-end commercial complex, containing retail space, office space and some residential space.  In November 2017, we entered into an agreement with Fangda, a property developer in Shenzhen.  Fangda has taken over the process to facilitate and obtain the necessary governmental approvals. We anticipate completing the approval process in 2019; however, there can be no assurance that we will be successful in obtaining all necessary approvals. If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

In addition, we own two office units in Beijing, namely Units 12 and 13 on the third floor, Block A of Sunshine Plaza in Beijing, China.  Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet.  One unit is rented to an unaffiliated third party for an aggregate monthly rental of approximately RMB 18,450, or approximately $3,000, while the other unit is rented to another unaffiliated third party for an aggregate monthly rental of approximately RMB 13,500, or approximately $2,000.

Our Xinxing factory is located in Xinxing High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong, China.  This factory land area is approximately 1,185,000 square feet, with six factory buildings consisting of approximately 421,000 square feet, three dormitories consisting of an aggregate of approximately 85,000 square feet, a canteen consisting of 15,000 square feet and an office building consisting of 49,000 square feet.

The Company entered into a rental agreement in July 2013 to rent out approximately 13,000 square feet of the factory building, plus some machines and equipment, to a third party from July 2013 to June 2016.  We received a monthly rental income of approximately RMB 43,000, or approximately $7,000, under that rental agreement.  The rental agreement was renewed in July 2016 and extended to June 2019 for the machines and equipment only, for which the Company receives a monthly rental income of approximately RMB 26,000, or approximately $4,000.

The Company entered into a rental agreement in January 2015 to rent out approximately 46,000 square feet of the factory building, as well as some machines and equipment, to another third party from January 2015 to December 2020.  We receive a monthly rental income of approximately RMB 54,000, or approximately $8,000, under that rental agreement.

The Company entered into a rental agreement in September 2015 to rent out approximately 28,000 square feet of the factory building to another third party from September 2015 to February 2019. We receive a monthly rental income of approximately RMB 26,000, or approximately $4,000, under that rental agreement.  In July 2016, the Company entered into another rental agreement to rent out another 28,000 square feet of the factory building to this third party from July 2016 to February 2019.  In June 2018, the Company entered into another rental agreement to rent out another 42,000 square feet of the factory building to this third party and its related companies from June 2018 to June 2024.  The total floor area rented to this third party and its related companies is approximately 99,000 square feet.  We receive a total monthly rental income of approximately RMB 101,000, or approximately $15,000 under that rental agreement.

The Company entered into a rental agreement in October 2016 to rent out approximately 29,000 square feet of the factory building to another third party from October 2016 to September 2018.  We receive a monthly rental income of approximately RMB 27,000, or approximately $4,000, under that rental agreement.  It has not been determined whether this lease will be renewed and, if so, on what terms.

The Company entered into a rental agreement in January 2017 to rent out approximately 19,000 square feet of the factory building to another third party from January 2017 to December 2022.  We receive a monthly rental income of approximately RMB 19,000, or approximately $3,000, under that rental agreement.

The Company entered into a rental agreement in February 2017 to rent out approximately 43,000 square feet of the factory building to another third party from February 2017 to February 2026.  We receive a monthly rental income of approximately RMB 46,000, or approximately $7,000, under that rental agreement.

In addition, the Company entered into a rental agreement in June 2018 to rent out approximately 21,000 square feet of the factory building to another third party from June 2018 to June 2024.  We receive a monthly rental income of approximately RMB 29,000, or approximately $4,000, under that rental agreement.

The Company entered into a rental agreement in December 2016 to rent out 957 square feet of an apartment unit in Shenzhen to a third party from December 2016 to November 2018.  We receive a monthly rental income of approximately RMB 2,800, or approximately $400, under that rental agreement, and we expect to renew this rental agreement with the same rent.

Item 4A.  Unresolved Staff Comments

Not Applicable to Bonso.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 3. – “Key Information – Selected Financial Data” and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

During the fiscal year ended March 31, 2018, the Company experienced decreased revenues from our scales and pet electronic products segments and increased revenues from our rental and management segment.  Our overall sales or turnover decreased due to the loss of one of our major manufacturing customers as of June 2017.

We derive our revenues principally from the sale of sensor-based scales manufactured in China, which represent 68% of total revenue for the fiscal year ended March 31, 2018.  As mentioned in Item 3. – “Key Information – Risk Factors,” we are dependent upon a limited number of major customers for a significant portion of our revenues.  Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers.  Further, the pricing of our scale products is becoming increasingly competitive, especially to our customers in the United States and Germany, who contributed approximately 73% of our revenue during the fiscal year ended March 31, 2018.

During the fiscal year ended March 31, 2018, we derived approximately $1,800,000 of rental and management income from leasing our facilities to third parties.

Net revenue, income from operations and net income were approximately $25,370,000, $3,302,000 and $2,871,000, respectively, for the fiscal year ended March 31, 2016, $18,952,000, $3,166,000 and $2,795,000, respectively, for the fiscal year ended March 31, 2017 and $11,523,000, $238,000 and $4,000, respectively, for the fiscal year ended March 31, 2018.

Labor costs per worker are increasing in China. In Xinxing, Guangdong, PRC, the minimum wage was RMB 1,010 (or approximately $164) per month beginning in May 1, 2013, RMB 1,210 (or approximately $181) per month beginning in May 1, 2015, and since July 1, 2018 it has been RMB 1,410 (or approximately $213). We believe that future increases in labor costs in China would have a significant effect on our total production costs and results of operations.  Our labor costs represented approximately 13.2% of our total production costs in the fiscal year ended March 31, 2018, compared to 10.6% in the fiscal year ended March 31, 2017 and 12.1% in the fiscal year ended March 31, 2016. Total labor costs decreased from approximately $1,196,000 in the fiscal year ended March 31, 2017 to approximately $919,000 in the fiscal year ended March 31, 2018. The decrease in overall labor costs was the result of a lower production level required due to reduced revenue. There can be no assurance that labor costs will not increase in the future or that any additional increase in labor costs will not have a material adverse effect upon our results of operations.

We have continued to shift production and manufacturing of various parts and components to third party suppliers, including plastic injection molded parts and metal parts. In some cases, we have entered into agreements with third parties in which they lease our equipment from us, and then manufacture parts and components that we use in assembling our final products. Those third parties provide the workers and supervisors, and the necessary raw materials. We lease our machinery or equipment, our dormitory and manufacturing facilities for their workers and supervisory staff, and our meals or cafeteria services for the third party’s workers and staff. There are other third-party contractors that utilize their own equipment and their own facilities in manufacturing specific components or parts for us.

We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future.  Prices of raw materials increased during the fiscal year ended March 31, 2011, but did not vary significantly during the fiscal years ended March 31, 2012, 2013 and 2014.  The price of some of the raw materials utilized by the Company fluctuates directly with the price of oil, and the price of raw materials decreased slightly in the fiscal year ended March 31, 2015, compared to that in the fiscal year ended March 31, 2014, decreased in the fiscal year ended March 31, 2016 compared to 2015, increased in the fiscal year ended March 31, 2017 compared to 2016 and increased in the fiscal year ended March 31, 2018 compared to 2017. There can be no assurance that raw material costs will not fluctuate or that any additional increase in raw material costs will not have a material adverse effect upon our results of operations.

In 2014 we analyzed our product mix and concluded that it would be advisable to eliminate the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. With the decrease in the production and sale of lower margin products, the Company has increased its gross profit from 21.9% for the fiscal year ended March 31, 2015, to 39.6% for the fiscal year ended March 31, 2018.

Operating Results

The following table presents selected statement of operations data expressed in thousands of United States Dollars and as a percentage of revenue for the fiscal years indicated below:

Statement of Operations Data	Year Ended March 31,
	2016 (1)		2017 (1)		2018
	$’000%		$’000%		$’000%

Net revenue - scales	22,378	88.2	15,814	83.4	7,862	68.2
Net revenue - pet electronic products	1,514	6.0	1,662	8.8	1,861	16.2
Net revenue - rental and management	1,478	5.8	1,476	7.8	1,800	15.6

Net revenue - subtotal	25,370	100.0	18,952	100.0	11,523	100.0

Cost of revenue - scales	(15,270)	(60.1)	(9,428)	(49.7)	(4,809)	(41.7)
Cost of revenue - pet electronic products	(1,032)	(4.1)	(991)	(5.3)	(1,139)	(9.9)
Cost of revenue - rental and management	(779)	(3.1)	(855)	(4.5)	(1,010)	(8.8)

Cost of revenue - subtotal	(17,081)	(67.3)	(11,274)	(59.5)	(6,958)	(60.4)

Gross profit - scales	7,108	28.1	6,386	33.7	3,053	26.5
Gross profit - pet electronic products	482	1.9	671	3.5	722	6.3
Gross profit - rental and management	699	2.7	621	3.3	790	6.8

Gross profit - subtotal	8,289	32.7	7,678	40.5	4,565	39.6

Selling, general and administrative expenses	(6,948)	(27.4)	(5,066)	(26.7)	(4,669)	(40.5)
Other income, net	1,961	7.7	554	2.9	342	3.0

Income from operations	3,302	13.0	3,166	16.7	238	2.1

Non-operating (expenses) / income, net	(121)	(0.5)	229	1.2	(234)	(2.1)

Income before income taxes	3,181	12.5	3,395	17.9	4	0.0
Income tax expense	(310)	(1.2)	(600)	(3.2)	0	0.0

Net income	2,871	11.3	2,795	14.7	4	0.0

 (1) Certain amounts in the statement of operations for the fiscal years ended March 31, 2016 and 2017 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2018.
Net Revenue.  Our revenue decreased approximately $7,429,000, or 39.2%, from approximately $18,952,000 for the fiscal year ended March 31, 2017 to approximately $11,523,000 for the fiscal year ended March 31, 2018.  The decrease was mainly related to a decrease in sales revenue of approximately $7,952,000 in our scales segment, offsetting increases of approximately $199,000 from the pet electronic products segment and approximately $324,000 from the rental and management segment.
The decrease in sales revenue from scales segment was primarily due to the loss of a major customer who stopped purchasing from the Company as of June 2017.
The revenue increase in the pet electronic products segment was due to increased demand for our products from customers selling into the U.S. and the PRC.
The revenue increase in the rental and management segment was due to an increase in factory floor area being leased out.

Gross Profit.  Gross profit as a percentage of revenue decreased to approximately 39.6% during the fiscal year ended March 31, 2018, as compared to approximately 40.5% during the fiscal year ended March 31, 2017.  The lower gross margin was primarily the result of an increase in labor costs and manufacturing costs as a percentage of revenue during the fiscal year ended March 31, 2018, as compared to that during the fiscal year ended March 31, 2017.
Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased by approximately $397,000, or 7.8%, from approximately $5,066,000 for the fiscal year ended March 31, 2017 to approximately $4,669,000 for the fiscal year ended March 31, 2018.  The decrease was primarily the result of a decrease in selling expenses of approximately $43,000 due to fewer shipments made during the fiscal year ended March 31, 2018, a reduction of repair and maintenance expenses of approximately $66,000, a reduction in charitable donations of approximately $61,000 and a reduction of motor vehicle expenses of $41,000 during the fiscal year ended March 31, 2018, as compared to those during the fiscal year ended March 31, 2017.  In addition, there was a loss from forward contracts of approximately $70,000 during the fiscal year ended March 31, 2017, whereas there was no such loss during the fiscal year ended March 31, 2018.
Other Income, Net.  Other income, net decreased approximately $212,000 or 38.3% from approximately $554,000 for the fiscal year ended March 31, 2017 to approximately $342,000 for the fiscal year ended March 31, 2018.  The decrease was primarily the result of a gain on disposal of intangible assets of approximately $79,000 and a gain from deregistration of subsidiaries of approximately $22,000 during the fiscal year ended March 31, 2017, whereas there were no such gains during the fiscal year ended March 31, 2018.

Income from Operations.  As a result of the factors described above, income from operations decreased by 92.5% from a profit of approximately $3,166,000 for the fiscal year ended March 31, 2017 to a profit of approximately $238,000 for the fiscal year ended March 31, 2018.
Non-operating (Expenses) / Income, Net.  Non-operating (expenses) / income, net decreased approximately $463,000 or 202.2% from a gain of approximately $229,000 for the fiscal year ended March 31, 2017 to a loss of approximately $234,000 for the fiscal year ended March 31, 2018.  The decrease was primarily the result of an increase in foreign exchange loss of approximately $611,000 from a gain of approximately $258,000 during the fiscal year ended March 31, 2017 to a loss of approximately $353,000 during the fiscal year ended March 31, 2018, as a result of the appreciation of the Chinese Renminbi against the United States Dollar during the fiscal year ended March 31, 2018, which offset an increase in interest income of approximately $183,000 resulting from more deposits placed for earning interest income during the fiscal year ended March 31, 2018.
Income Tax Expense.  Income tax expense was $nil during the fiscal year ended March 31, 2018, as compared to an income tax expense of $600,000 during the fiscal year ended March 31, 2017. The decrease in income tax expense was the result of reduced income from operations recorded during the fiscal year ended March 31, 2018 and the utilization of tax losses from prior years to offset taxable income.
Net Income.  As a result of the factors described above, consolidated net income decreased from approximately $2,795,000 for the fiscal year ended March 31, 2017 to approximately $4,000 for the fiscal year ended March 31, 2018, a decrease in income of approximately $2,791,000, or 99.9%.
Foreign Currency Translation Adjustments, Net of Tax. Foreign currency translation adjustments, net of tax, increased from a loss of approximately $1,410,000 for the fiscal year ended March 31, 2017 to a gain of approximately $2,062,000 for the fiscal year ended March 31, 2018, an increase of approximately $3,472,000, or 246.2%.  The increased foreign currency translation gain, net of tax, was primarily the result of the fluctuation of the Chinese Renminbi against the United States Dollar.
Comprehensive Income.  As a result of the factors described above, comprehensive income increased from approximately $1,385,000 for the fiscal year ended March 31, 2017 to approximately $2,066,000 for the fiscal year ended March 31, 2018, an increase of approximately $681,000, or 49.2%.
Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016
Net Revenue.  Our revenue decreased approximately $6,418,000, or 25.3%, from approximately $25,370,000 for the fiscal year ended March 31, 2016 to approximately $18,952,000 for the fiscal year ended March 31, 2017.  The decrease was mainly related to a decrease in sales revenue of approximately $6,564,000 in our scales segment, and a decrease of approximately $2,000 from our rental and management segment, offsetting an increase of approximately $148,000 from the pet electronic products segment.

The decrease in sales revenue from our scales segment was primarily due to lower demand for our products, especially from one of our major customers.  We had sales of approximately $8,472,000 to this customer during the fiscal year ended March 31, 2017, compared to approximately $14,145,000 during the fiscal year ended March 31, 2016.

The revenue increase in the pet electronic products segment was due to increased demand for those products.

The revenue in the rental and management segment during the fiscal year ended March 31, 2017 was approximately $2,000 less than that during the fiscal year ended March 31, 2016.  The decrease was a result of the difference in foreign exchange rate between the Chinese Renminbi and the United States Dollar, as the revenue in rental and management denominated in Chinese Renminbi during the fiscal year ended March 31, 2017 exceeded the revenue denominated in Chinese Renminbi during the fiscal year ended March 31, 2016.

Gross Profit.  Gross profit as a percentage of revenue increased to approximately 40.5% during the fiscal year ended March 31, 2017, as compared to approximately 32.7% during the fiscal year ended March 31, 2016.  The higher gross margin was primarily the result of an increase in the portion of our product mix which consists of higher gross margin products such as laboratory scales and industrial scales.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased by approximately $1,882,000, or 27.1%, from approximately $6,948,000 for the fiscal year ended March 31, 2016 to approximately $5,066,000 for the fiscal year ended March 31, 2017.  The decrease was primarily the result of a decrease in salaries and related costs of approximately $388,000 due to a reduction in the number of employees resulting from lower sales revenue during the fiscal year ended March 31, 2017, and the result of a one-time compensation expense of approximately $801,000 due to stock options granted during the fiscal year ended March 31, 2016, whereas no such compensation expense was recorded during the fiscal year ended March 31, 2017.

Other Income, Net.  Other income, net decreased approximately $1,407,000, or 71.7%, from approximately $1,961,000 for the fiscal year ended March 31, 2016 to approximately $554,000 for the fiscal year ended March 31, 2017.  The decrease was the result of a gain on disposal of property, plant and equipment of approximately $718,000 during the fiscal year ended March 31, 2016 from the sale of a residential property in Shenzhen to a third party, and a gain on disposal of intangible assets of approximately $519,000 during the fiscal year ended March 31, 2016 from the sale of a land use right on part of the land at our Xinxing facility, whereas there were no such gains during the fiscal year ended March 31, 2017.

Income from Operations.  As a result of the factors described above, income from operations decreased by 4.1% from a profit of approximately $3,302,000 for the fiscal year ended March 31, 2016 to a profit of approximately $3,166,000 for the fiscal year ended March 31, 2017.

Non-operating (Expenses) / Income, Net.  Non-operating (expenses) / income, net increased approximately $350,000, or 289.3%, from a loss of approximately $121,000 for the fiscal year ended March 31, 2016 to a gain of approximately $229,000 for the fiscal year ended March 31, 2017.  The increase was primarily the result of an increase in foreign exchange gain of approximately $281,000 from a loss of approximately $23,000 during the fiscal year ended March 31, 2016 to a gain of approximately $258,000 during the fiscal year ended March 31, 2017, and a decrease in interest expense of approximately $76,000 because of less utilization of banking facilities during the fiscal year ended March 31, 2017.

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

Foreign Currency Translation Adjustments, Net of Tax. Foreign currency translation adjustments, net of tax, increased from a loss of approximately $850,000 for the fiscal year ended March 31, 2016 to a loss of approximately $1,410,000 for the fiscal year ended March 31, 2017, an increase of approximately $560,000, or 65.9%.  The increased foreign currency translation loss, net of tax, was primarily the result of depreciation of assets denominated in Chinese Renminbi after translation to United States Dollars.

Comprehensive Income. As a result of the factors described above, comprehensive income decreased from approximately $2,021,000 for the fiscal year ended March 31, 2016 to approximately $1,385,000 for the fiscal year ended March 31, 2017, a decrease of approximately $636,000 or 31.5%.

Impact of Inflation

Although we believe that the impact of inflation on our business was minimal during the fiscal years ended March 31, 2016 and 2017 due to the lower price of oil, we believe that inflation has affected our business during the fiscal year ended March 31, 2018. The minimum wage in Xinxing, PRC was increased from RMB 1,010 per month (or approximately $160) to RMB 1,210 per month (or approximately $181) as of May 1, 2015, and then to RMB 1,410 per month (or approximately $213) as of July 1, 2018.  We believe that inflation will continue to increase our operating costs and the cost of raw materials and that it will have a significant impact upon us in the future.  We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production costs in order to keep pace with inflation.  Oil prices have been volatile in recent years.  If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations.  Further, the increase in labor costs and operating costs in the PRC has had a material impact on our profitability.

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

Foreign Currency Exchange Rates

We sell most of our products to international customers.  Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia.  Other markets are other European countries (such as the United Kingdom), Australia and Africa.  Sales to international customers are made directly by us to our customers.  We sell all of our products in United States Dollars and Chinese Renminbi and pay for our material components principally in United States Dollars, Hong Kong Dollars and Chinese Renminbi.  Most factory expenses incurred are paid in Chinese Renminbi.  Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk arose from potential fluctuations in the Chinese Renminbi and a devaluation in United States Dollars.  For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year. During the fiscal year ended March 31, 2018, we experienced a foreign currency exchange loss of approximately $353,000.

A summary of our debts from our banking facilities utilized as at March 31, 2017 and 2018 which were subject to foreign currency risk is as follows:

	March 31, 2017	March 31, 2018
	$ in thousands	$ in thousands

Hong Kong dollars and Chinese Renminbi	277	99

The amount above is due within one year.

Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar.  However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar.  China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange.  China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996.  These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the United States Dollar at approximately 8.28 to 1.00 United States Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won.  Under the rules, the RMB was allowed to move 0.3% on a daily basis against the United States Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%.  On June 20, 2010, the People's Bank of China increased the flexibility of the exchange rate and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the United States Dollar, although the value of the Renminbi depreciated approximately 2.5% against the United States Dollar in 2014. In August 2015, the People's Bank of China changed the way it calculates the mid-point price of Renminbi against the United States Dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 5.8% against the United States Dollar, and from December 31, 2015 through May 20, 2016, the value of the Renminbi further depreciated approximately 1.1% against the United States Dollar. From May 20, 2016 to July 14, 2017, the value of Renminbi further depreciated approximately 3.5% against the United States Dollar, and from July 2017 to July 14, 2018 it has appreciated by approximately 1.2% against the U.S. Dollar.  There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the United States Dollar. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the United States Dollar in the future.  As of July 14, 2018, the RMB was valued at 6.6926 per United States Dollar as compared to 6.7765 per United States Dollar as of July 14, 2017.
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

Operating activities generated approximately $2,786,000 of net cash for the fiscal year ended March 31, 2018, as compared to approximately $3,145,000 of net cash for the fiscal year ended March 31, 2017.  This decrease in the amount of cash generated by operating activities was primarily attributable to the decrease in net income for the fiscal year ended March 31, 2018.

As of March 31, 2018, we had approximately $8,751,000 in cash and cash equivalents, as compared to approximately $3,745,000 in cash and cash equivalents as of March 31, 2017.  Working capital at March 31, 2018 was approximately $7,016,000, as compared to approximately $2,499,000 at March 31, 2017.  The increase in working capital was the result of the receipt of approximately $3,199,000 from Fangda as a deposit pursuant to the agreement regarding redevelopment of the Shenzhen manufacturing facility.  We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases.  We believe our working capital is sufficient for our present requirements.

As of March 31, 2018, we had approximately $794,000 in net trade receivables, as compared to approximately $1,213,000 as of March 31, 2017.  This decrease of approximately $419,000 was primarily attributable to reduced net sales.

As of March 31, 2018, we had approximately $1,012,000 in inventories, as compared to approximately $1,018,000 as of March 31, 2017.  This decrease of approximately $6,000 was primarily attributable to the reduction in stock levels required for the manufacturing of our products.

As of March 31, 2018, we had a total of approximately $1,023,000 in notes and accounts payable, as compared to approximately $1,317,000 as of March 31, 2017.  The decrease of approximately $294,000 was primarily attributable to lower net sales, less utilization of banking facilities and efforts to provide earlier repayments to suppliers.

As of March 31, 2018, we had in place general banking facilities with one financial institution with amounts available aggregating approximately $5,128,000 (2017: $5,306,000).  Such facility includes the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans, long-term loans and financial instruments including forward contracts.  As of March 31, 2018, we had utilized approximately $99,000 from this general banking facility.  Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association, and the People’s Bank of China’s loan benchmark interest rate.  The bank credit facility is collateralized by our bank guarantee and an investment property of the Company.  Our bank credit facility is due for renewal annually.  We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year.  During the fiscal years ended March 31, 2017 and 2018, we paid a total of approximately $37,000 and $10,000, respectively, in interest on indebtedness.

Our current ratio increased from 1.48 as of March 31, 2017 to 2.61 as of March 31, 2018.  Our quick ratio increased from 1.28 as of March 31, 2017 to 2.37 as of March 31, 2018.

As of March 31, 2018, we expect to spend approximately $358,000 on additional construction, leasehold improvements, new machinery and tooling in our Xinxing manufacturing facility in the next twelve months.

Although we have experienced a decrease in sales as a result of a major customer ceasing to purchase from us as of June 2017, we believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for at least the next 12 to 24 months. However, a further decrease in the demand for our products or increase in our costs of goods sold or expenses may affect our internally generated funds, and we would further look to our banking facilities, as well as to leasing out of excess space at our Xinxing facility, to meet our working capital demands.

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2018:

		Payments due by Period
	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Notes payable and bank overdrafts and loans	99	99	-	-	-
Operating leases	29	29	-	-	-
Capital leases(1)	63	30	33	-	-
Construction in Xinxing, and mould	358	358	-	-	-
Income tax liabilities	-	-	-	-	-
Total	549	516	33	-	-
(1)  Includes interest payment.

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

Trend Information

We continue to be dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations.  As of March 31, 2018, our backlog of manufacturing orders was approximately $1,641,000 as compared to approximately $2,891,000 as of March 31, 2017.  We expect that the demand for our products in the fiscal year ending March 31, 2019 will be similar to that in the fiscal year ended March 31, 2018.

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

Recent Accounting Pronouncements
The new accounting pronouncements in the United States that may be relevant to the Group are as follows:
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09").  The objective of this Update is to remove inconsistencies and weaknesses in revenue requirements, and to simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.  The new standard supersedes virtually all present U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the prior standards, as well as additional disclosures.  In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date", deferring the effective date for one year to interim and annual periods beginning after December 15, 2017. Early adoption is also permitted as of the original effective date (interim and annual periods beginning after December 15, 2016) and retrospective application is required.  The Company will adopt ASU 2014-09, and its related clarifying ASUs, as of April 1, 2018. The Company anticipates adopting the standard using the modified retrospective transition approach.  Under this approach, the new standard would apply to all new contracts initiated on or after April 1, 2018. For existing contracts that have remaining obligations as of April 1, 2018, any difference between the recognition criteria in these ASUs and the Company’s current revenue recognition practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings. Our product revenues are generally recognized upon delivery to the customer, which is when the control transfers to the customer. The majority of the Company’s customer contracts, which may be in the form of purchase orders, contracts or purchase agreements, contain performance obligations for delivery of agreed upon products. Delivery of all performance obligations contained within a contract with a customer typically occurs at the same time. The Company has also determined that it will make accounting policy elections to 1) treat shipping and handling activities that occur after the customer obtains control of the goods as fulfillment costs and 2) exclude sales (and similar) taxes from the measurement of the transaction price. We have no open contracts as of March 31, 2018, therefore, there will be no cumulative effect of applying the new standards. We do not expect the adoption of these ASUs to have a material impact on our consolidated financial statements.
In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). The amendments in this update supersede the guidance to classify equity securities with readily determinable fair values into different categories (that is trading or available-for-sale) and require equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures and limited liability companies) to be measured at fair value with changes in the fair value recognized through net income. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not expect the adoption of ASU 2016-01 to have a material impact on our consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, "Leases (Subtopic 842)" ("ASU 2016-02"). This Update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which improves financial reporting by providing timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Forward-looking information will now be used to better inform credit loss estimates. This ASU is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230)" ("ASU 2016-15"). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not expect the adoption of ASU 2016-15 to have a material impact on our consolidated financial statements.
In October 2016, the FASB issued ASU 2016-16, "Income Taxes (Topic 740)" ("ASU 2016-16"). This Update improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not expect the adoption of ASU 2016-16 to have a material impact on our consolidated financial statements.
In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230)" ("ASU 2016-18").  This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not expect the adoption of ASU 2016-18 to have a material impact on our consolidated financial statements
In February 2017, the FASB issued ASU 2017-05, "Other Income—Gains and Losses from the De-recognition of Nonfinancial Assets (Subtopic 610-20)" ("ASU 2017-05").  This Update clarifies the Scope of Asset De-recognition Guidance and Accounting for Partial Sales of Nonfinancial Assets, which clarifies the scope of the nonfinancial asset guidance in Subtopic 610-20. This ASU also clarifies that the de-recognition of all businesses and nonprofit activities (except those related to conveyances of oil and gas mineral rights or contracts with customers) should be accounted for in accordance with the de-recognition and deconsolidation guidance in Subtopic 810-10. The amendments in this ASU also provide guidance on the accounting for what often are referred to as partial sales of nonfinancial assets within the scope of Subtopic 610-20 and contributions of nonfinancial assets to a joint venture or other non-controlled investee. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not expect the adoption of ASU 2017-05 to have a material impact on our consolidated financial statements.
In May 2017, the FASB issued ASU 2017-09, "Compensation—Stock Compensation (Topic 718) Scope of Modification Accounting" ("ASU 2017-09"). The requirement provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. For public business entities, this ASU should be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. We do not expect the adoption of ASU 2017-09 to have a material impact on our consolidated financial statements.
In July 2017, the FASB issued ASU 2017-11, "Earnings Per Share (Topic 260) (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception" ("ASU 2017-11"). The amendments require companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the feature when triggered (i.e., when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will also recognize the effect of the trigger within equity.  For public business entities, this ASU should be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2018. We are currently evaluating the impact the adoption of ASU 2017-11 will have on the Company’s consolidated financial statements.
In September 2017, the FASB issued ASU 2017-13, "Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842)" ("ASU 2017-13"): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments. The amendments in ASU 2017-13 amend the early adoption date option for certain companies related to the adoption of ASU 2014-09 and ASU 2016-02. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02.
In February 2018, the FASB issued ASU 2018-02, "Income Statement—Reporting Comprehensive Income (Topic 220)" ("ASU 2018-02"). The amendments in this Update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded tax effects. Public business entities should apply the amendments in ASU 2018-02 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted. We are currently evaluating the impact of adopting ASU 2018-02 on the Company’s consolidated financial statements.
In July 2018, the FASB issued ASU 2018-11, "Leases (Topic 842): Targeted Improvements" ("ASU 2018-11").  The ASU provides (1) an optional transition method that entities can use when adopting ASC 842 and (2) a “practical expedient that permits lessors to not separate nonlease components from the associated lease component if certain conditions are met.”  The amendments in this Update related to separating components of a contract affect the amendments in Update 2016-02, which are not yet effective but can be early adopted. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.
We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

Our Board of Directors and executive officers are listed below:

Name	Age	Position with Bonso
Anthony So	74	Chairman of the Board, Chief Executive Officer and Director
Andrew So	32	Deputy Chairman of the Board, President, Chief Operating Officer and Director
Albert So	40	Director, Chief Financial Officer, Treasurer, Financial Controller and Secretary
Kim Wah Chung	60	Director, Director of Engineering and Research and Development
Woo-Ping Fok	69	Director
Henry F. Schlueter	67	Director and Assistant Secretary

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
Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2018 to all directors, former directors and officers as a group for services in all capacities was approximately $1,294,000.  Total compensation for the benefit of Anthony So was approximately $643,000, for the benefit of Kim Wah Chung was approximately $170,000, for the benefit of Andrew So was approximately $259,000, for the benefit of Albert So was approximately $162,000 and for the benefit of Henry F. Schlueter was an aggregate of approximately $60,000.  The approximately $60,000 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C., for legal services rendered.  The amount for the year ended March 31, 2018, included unpaid vacation payments of approximately $43,000, $10,000, $10,000 and $10,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2018, other than contributions to our Provident Fund Plan, which aggregated $18,000 for officers and directors.
Employment Agreements

We have employment agreements with Anthony So and Kim Wah Chung.  Mr. So’s employment agreement provides for a maximum salary of approximately $800,000 per year plus bonus, and Mr. Chung’s employment agreement provides for a maximum salary of approximately $200,000 per year plus bonus.  The initial term of the employment agreements expired on March 31, 2013 (“Initial Term”); however, the employment agreements have been renewed under a provision in the agreements that provides for automatic renewal for successive one-year periods, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement.  One of the properties of the Group in Hong Kong is also provided to Mr. So as part of his compensation.  Mr. So’s employment agreement contains a provision under which the Company will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement, occurs.

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at July 14, 2018.

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

Employee retirement benefits

(a)
With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Company in Hong Kong, implemented a defined contribution plan (the “Plan”) with a major international assurance company to provide life insurance and retirement benefits for its employees.  All permanent full-time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan.  Eligible employees of the Plan are required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% based on the eligible employee’s salary, depending on the number of years of the eligible employee’s service.

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

(b)
The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss).  The Group’s total contributions to the above schemes for the years ended March 31, 2016, 2017 and 2018 amounted to approximately $293,000, $267,000 and $255,000, respectively.  The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Employees

At March 31, 2018, we employed a total of 266 persons, as compared to 286 persons at March 31, 2017, 415 persons at March 31, 2016 and 528 persons at March 31, 2015; 8 employees in Hong Kong (8 in 2017, 2016 and 2015) and 258 employees in China (278 in 2017, 407 in 2016 and 520 in 2015).  Employees are not covered by collective bargaining agreements.  We consider our global labor practices and employee relations to be good.
Share Ownership
The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of July 14, 2018:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership(1)
Anthony So	2,281,770	(2)	300,000	(3)	2,581,770	51.5%
Andrew So	453,000		250,000	(4)	703,000	14.2%
Albert So	250,000		120,000	(5)	370,000	7.7%
Kim Wah Chung	93,700		80,000	(6)	173,700	3.6%
Woo-Ping Fok	66,507		50,000	(7)	116,507	2.5%
Henry F. Schlueter	0		50,000	(8)	50,000	1.0%
All Directors and Officers as a group (6 persons)	3,144,977		850,000		3,994,977	71.8%

(1)  The number of shares outstanding is 4,712,300 shares, with 5,543,639 total number of shares issued, of which 831,339 shares are held in treasury.  The calculations herein are based on the number of shares outstanding of 4,712,300.
(2)  Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(3)  Includes options to purchase 150,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 150,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(4)  Includes options to purchase 125,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and, options to purchase 125,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(5)  Includes options to purchase 60,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 60,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(6)  Includes options to purchase 40,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 40,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(7)  Includes options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.
(8)  Includes options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

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
During the fiscal year ended March 31, 2018, no options were granted under the Employees’ Plan and as of July 14, 2018, there were no options outstanding which were issued under that plan.

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
As of March 31, 2018, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan, all of which remained outstanding as of July 14, 2018.

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
As of March 31, 2018, no shares had been granted under the Stock Bonus Plan.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation.  The following table sets forth, as of July 14, 2018, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date.  Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned		Options to Purchase Common Stock	Percent of Beneficial Ownership(1)
Anthony So	2,281,770	(2)	300,000	51.5%
Andrew So	453,000		250,000	14.2%
Albert So	250,000		120,000	7.7%
CAS Corporation	290,654	(3)	-	6.2%

(1)
The number of shares outstanding is 4,712,300 shares, with 5,543,639 total number of shares issued, of which 831,339 shares are held in treasury.  The calculations above are based upon the number of shares outstanding of 4,712,300.

(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(3)	According to the Schedule 13D filed by CAS Corporation on December 11, 2007.

There are no arrangements known to us which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

During the fiscal years ended March 31, 2016, 2017 and 2018, we paid Schlueter & Associates, P.C. an aggregate of approximately $60,000, $62,000 and $60,000, respectively, for legal fees.  Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.
During the fiscal year ended March 31, 2015, Anthony So, our Chairman and Chief Executive Officer, made an interest-free loan to Bonso Advanced Technology Limited, a subsidiary of Bonso Electronics International Inc., in the principal amount of HK$4,200,000 (approximately US$538,000 as of the date of the loan).  The loan is payable in 48 equal monthly installments of HK$87,500 each (approximately US$11,000), which commenced on October 31, 2014. As of March 31, 2018, the Company had repaid approximately $471,000 to Mr. Anthony So, and the balance of the loan due to Mr. Anthony So was approximately $67,000.
During the fiscal year ended March 31, 2015, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage.  Mr. Anthony So is the sole owner of these three apartment units.  The monthly rental payment was approximately $2,000.  Starting from August 1, 2016, rental of two of the apartment units was no longer required and the rental agreement was terminated; a new rental agreement for one apartment unit for staff quarters was executed, for a monthly rental payment of approximately $270.  The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2018 was approximately $3,000 (2017: $9,000; 2016: $24,000).
During the fiscal year ended March 31, 2015, one of the subsidiaries in Xinxing, PRC entered into a rental agreement with a director and stockholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters.  Mr. Andrew So is the sole owner of this apartment unit.  The monthly rental payment is approximately $450, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2018 was approximately $5,000 (2017: $5,000; 2016: $5,000).
During the fiscal year ended March 31, 2016, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for one apartment unit located in Shenzhen, PRC for staff quarters.  Mr. Anthony So is the sole owner of this apartment unit.  Starting from April 1, 2017, rental of this apartment unit was no longer required and the rental agreement was terminated.  The monthly rental payment was approximately $330, and the total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2018 was $nil (2017: $4,000; 2016: $2,000) for this unit.

In February 2017, Henry F. Schlueter, a director of the Company, sold 24,000 shares of the Company’s common stock to the Company at a purchase price of $2.39 per share, pursuant to the Company’s repurchase program. In February 2018, Mr. Schlueter sold an additional 10,000 shares of the Company’s common stock to the Company at a purchase price of $3.48 per share. See Item 16E. – “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
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

The following table sets forth the high and low sale prices for each of the last five years:
Period	High	Low
April 1, 2013 to March 31, 2014	$2.94	$1.33
April 1, 2014 to March 31, 2015	$2.10	$1.11
April 1, 2015 to March 31, 2016	$3.25	$1.00
April 1, 2016 to March 31, 2017	$4.25	$1.23
April 1, 2017 to March 31, 2018	$4.10	$1.96

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2018.

Period	High	Low
July 1, 2016 to September 30, 2016	$3.35	$1.30
October 1, 2016 to December 31, 2016	$4.25	$1.32
January 1, 2017 to March 31, 2017	$3.34	$2.01
April 1, 2017 to June 30, 2017	$2.84	$2.30
July 1, 2017 to September 30, 2017	$3.02	$1.96
October 1, 2017 to December 31, 2017	$3.31	$2.06
January 1, 2018 to March 31, 2018	$4.10	$2.42
April 1, 2018 to June 30, 2018	$5.04	$2.73
The following table sets forth the high and low sale prices during each of the most recent six months.
Period	High	Low
January 2018	$3.68	$2.42
February 2018	$4.10	$3.10
March 2018	$4.10	$2.58
April 2018	$3.48	$2.78
May 2018	$3.42	$2.88
June 2018	$5.04	$3.19

On July 14, 2018, the closing price of our common stock was $3.60.  Of the 5,543,639 shares of common stock issued as of July 14, 2018, 4,712,300 shares were outstanding, 1,873,589 shares were held in the United States by 143 holders of record and 831,339 shares were held by the Company as treasury stock.  We have 156 shareholders of record.
Transfer and Warrant Agent
The transfer agent and registrar for the common stock is Computershare, 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado  80129.

Item 10.  Additional Information

Share Capital

Our authorized capital is $170,000, consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock.  Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Stockholders’ Equity for the fiscal years ended March 31, 2016, 2017 and 2018 included herein in Item 18.

At July 14, 2018, there were 5,543,639 shares of our common stock issued, 4,712,300 shares were outstanding and 831,339 shares were held by the Company in treasury.  All shares were fully paid.  In addition, we had outstanding 850,000 options to purchase common stock as follows:

Number of Options	Exercise Price per Share	Expiration Date
425,000	$ 1.50	March 31, 2020
425,000	$ 1.50	March 31, 2025

At July 14, 2018, there were no shares of our preferred stock outstanding.

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

We signed a Banking Facilities Letter dated February 27, 2018 with Hang Seng Bank for an approximately HK$40.0 million (or approximately US$5.1 million) letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring, overdraft facility and financial instruments including forward contracts.  A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.1 and is incorporated herein by this reference.

In November 2017, we signed an agreement with a property developer in Shenzhen (Fangda) to cooperate in reconstructing and redeveloping the Shenzhen factory. Under the terms of the agreement, Fangda is responsible for applying for necessary government approvals and for financing and handling the redevelopment project. Under the agreement, both companies will share the redeveloped property after reconstruction/redevelopment is completed with Bonso holding a 45% interest in the total floor area.  In July 2018, we signed a supplementary agreement with Fangda to modify our approach in obtaining government approvals. A summary of the November 2017 agreement was filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K which was filed with the United States Securities and Exchange Commission on March 27, 2018, and a summary of the supplementary agreement is attached to this Annual Report on Form 20-F as Exhibit 4.2. Both agreements are incorporated herein by this reference.

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
Interest Rate Risk

Our interest rate risk primarily arises from our bank borrowings and our general banking facilities.  As at March 31, 2018, we had utilized approximately $99,000 of our total banking facilities of $5,128,000.  Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.  We intend to manage our interest rate risk through appropriate borrowing strategies.  We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts as at March 31, 2018 which were subject to variable interest rates is as below:

	March 31,	Interest
	2018	Rate
Notes payable	$99,000	HIBOR(1) +2.50%
Short term loans (2)	$ nil	HIBOR(1) +2.25%
Long term loans (2)	$ nil	HIBOR(1) +2.00%

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

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by approximately $2,000.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

The Company’s management directed that an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, be conducted as of March 31, 2018. Our Company's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

In making this assessment, management used the criteria established in 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, the Company’s management, including its Chief Operating Officer and Chief Financial Officer, have concluded that, as of March 31, 2018, there were certain material weaknesses in our internal controls over financial reporting related to our financial closing process, the lack of trained accounting personnel and the failure to enter certain transactions into the accounting records on a timely basis. All of these weaknesses were identified in the Form 20-F that we filed during the previous year.  As a result of that evaluation and other assessments and observations, management concluded that both our internal controls over financial reporting and disclosure controls and procedures for the fiscal year ended March 31, 2018, were ineffective.

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

During the fiscal year ended March 31, 2014, we identified additional material weaknesses, relating to the conduct of our year-end inventory count, and the approval of loans to an officer and director in violation of Section 13(k) adopted under the Exchange Act as more particularly described below. We have taken certain remedial actions to address these matters and management does not believe that these material weaknesses exist as of March 31, 2018.

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

If the remedial measures described above are insufficient to address any of the identified material weaknesses or are not implemented effectively, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future. We are currently working to implement enhanced controls, as discussed above, to address the material weaknesses in our internal control over financial reporting and to remedy the ineffectiveness of our disclosure controls and procedures. A key element of our remediation effort is the ability to recruit and retain qualified individuals to support our remediation efforts. While our Audit Committee and Board of Directors have been supportive of our efforts by supporting the hiring of various individuals in finance, as well as funding efforts to improve our financial reporting system, improvement in internal control will be hampered if we cannot recruit and retain more qualified professionals. Among other things, any unremediated material weaknesses could result in material post-closing adjustments in future financial statements. Furthermore, any such unremediated material weaknesses could have the effects described above in the Risk Factor captioned “We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.” Management believes that the remediation items listed above, if executed, will ensure that data and reports can be relied upon for the purpose of accurately and timely recording transactions in accordance with GAAP.  However, we have experienced material weaknesses in our internal controls for several years and, to date, management has been unable to implement effective remediation measures.

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

Audit Fees

The aggregate fees billed by Moore Stephens CPA Limited for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal year ended March 31, 2018 and 2017 were approximately $160,000 and $190,000, respectively.
Audit Related Fees
There were no fees billed by Moore Stephens CPA Limited for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2018 or for the fiscal year ended March 31, 2017.
Tax Fees

The aggregate fees billed for professional services rendered for tax compliance for the fiscal years ended March 31, 2018 and 2017 were approximately $8,000 and $3,600, respectively.
Other Fees

The aggregate fees billed by Moore Stephens CPA Limited for agreed-upon procedures rendered during the fiscal years ended March 31, 2018 and 2017 were approximately $nil and $10,000, respectively.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Pursuant to NASDAQ Marketplace Rule 4350(a), a foreign private issuer may follow its home country practice in lieu of Rule 4350, which sets forth the qualitative Listing Requirements for NASDAQ listed companies.  Rule 4350 requires, among other things, that a listed company have at least three members on its audit committee.  The Company currently has an audit committee consisting of two directors, one of whom is deemed to be “independent” as defined in NASDAQ Marketplace Rule 4200.  The Company has obtained a letter from independent counsel in the British Virgin Islands certifying that having a single member audit committee is not prohibited by British Virgin Island law.  See Item 6. – “Directors, Senior Management and Advisors - NASDAQ Exemptions and Home Country Practices.”

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock.  This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. On November 16, 2006 and on September 17, 2015, the Company's Board of Directors authorized an additional $1,000,000 and an additional $1,500,000, respectively, for the Company’s repurchase of its common stock under the same repurchase program.  On April 25, 2018, the Board of Directors approved the expenditure of an additional $3,000,000 to repurchase shares of the Company’s common stock, bringing the aggregate amount available for repurchases to $6,000,000. As of March 31, 2018, the Company has repurchased 782,017 shares of its common stock and expended approximately $2,501,000 to repurchase those shares. Effective April 25, 2018, with the adoption of the above-mentioned increase, the Company had up to approximately $3,499,000 available to fund additional repurchases of the Company’s common stock. As of March 31, 2018, the Company had 4,795,622 shares of its common stock issued and outstanding.

The following table contains the Company’s purchases of equity securities in the fiscal year ended March 31, 2018.
Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2017 to April 30, 2017	17,300	$2.46	17,300	$1,025,000
May 1, 2017 to May 31, 2017	11,159	$2.51	11,159	$997,000
June 1, 2017 to June 30, 2017	2,000	$2.45	2,000	$992,000
July 1, 2017 to July 31, 2017	16,542	$2.47	16,542	$951,000
August 1, 2017 to August 31, 2017	28,711	$2.23	28,711	$887,000
September 1, 2017 to September 30, 2017	29,722	$2.27	29,722	$820,000
October 1, 2017 to October 31, 2017	7,335	$2.44	7,335	$802,000
November 1, 2017 to November 30, 2017	25,286	$2.53	25,286	$738,000
December 1, 2017 to December 31, 2017	21,413	$2.43	21,413	$686,000
January 1, 2018 to January 31, 2018	1,310	$3.36	1,310	$681,000
February 1, 2018 to February 29, 2018	48,422	$3.40	48,422	$516,000
March 1, 2018 to March 31, 2018	4,298	$4.00	4,298	$499,000
TOTAL	213,498	$2.66	213,498	$499,000
*  From April 1, 2018 to July 14, 2018, the Company repurchased an additional 83,322 shares of its common stock for an aggregate purchase price of approximately $262,000.
As of July 14, 2018, 34,000 repurchased shares had been removed from the total number of shares issued.  The Company (through its subsidiary) had repurchased and held an aggregate of 831,339 shares of its common stock. The Company may from time to time repurchase additional shares of its common stock under this program.

Item 16F.  Changes in Registrant’s Certifying Accountants.

Not applicable to Bonso.

Item 16G.  Corporate Governance.

For a discussion of the ways in which the Company’s corporate governance differs from those followed by domestic companies under the NASDAQ Marketplace listing requirements, see Item 6. – “Directors, Senior Management and Advisors - NASDAQ Exemptions and Home Country Practices,” above.

Item 16H.  Mine Safety Disclosure.

Not applicable to Bonso.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Item 19.  Exhibits

4.1	Banking Facilities Letter, dated February 27, 2018 between Bonso and the Hang Seng Bank Limited
4.2	Summary of Supplementary Agreement dated July 31, 2018, between Bonso and Shenzhen Fangda Property Development Company Limited
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
_________________________

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

BONSO ELECTRONICS INTERNATIONAL INC.

Dated: August 15, 2018	/s/ Anthony So
Anthony So, Chairman of the Board, Chief Executive Officer and Director

Dated: August 15, 2018	/s/ Albert So
Albert So, Chief Financial Officer, Treasurer and Secretary

Bonso Electronics International Inc.

(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2018

Bonso Electronics International Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Bonso Electronics International Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and subsidiaries (the “Company”) as of March 31, 2017 and 2018, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2017 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moore Stephens CPA Limited
Moore Stephens CPA Limited
Certified Public Accountants

We have served as the Company's auditor since 2009.
Hong Kong
August 15, 2018

Bonso Electronics International Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars)
		March 31,
	Note	2017	2018
		$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents		3,745	8,751
Trade receivables, net	2	1,213	794
Other receivables, deposits and prepayments		1,600	745
Inventories, net	3	1,018	1,012
Income tax recoverable	8	-	5
Financial instruments at fair value	9	167	78

Total current assets		7,743	11,385

Investment in life insurance contract	10	144	149

Property, plant and equipment, net	4	10,294	10,434

Intangible assets, net	6	2,785	2,787

Total assets		20,966	24,755

Liabilities and stockholders’ equity

Current liabilities

Notes payable - secured	7	134	99
Bank loans - secured	7	143	-
Accounts payable		1,183	924
Accrued charges and deposits		3,018	3,178
Income tax liabilities	8	533	-
Payable to affiliated parties	15	54	73
Current portion of capital lease obligations	11(a)	44	28
Loan from affiliated party - current portion	15	135	67

Total current liabilities		5,244	4,369

Capital lease obligations - non current portion	11(a)	60	32

Loan from affiliated party - non current portion	15	67	-

Long-term loan	20	-	2,527

Long-term deposit received	20	-	738

Total liabilities		5,371	7,666

Commitments and contingent liabilities	12

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: March 31, 2017: 5,577,639; March 31, 2018: 5,543,639. - outstanding shares: March 31, 2017: 5,009,120; March 31, 2018: 4,795,622.		17	17
Additional paid-in capital		22,566	22,474
Treasury stock at cost: March 31, 2017: 568,519; March 31, 2018: 748,017.		(1,929)	(2,409)
Accumulated deficit		(6,033)	(6,029)
Accumulated other comprehensive income		974	3,036

		15,595	17,089

Total liabilities and stockholders’ equity		20,966	24,755

See notes to these consolidated financial statements.

Bonso Electronics International Inc.
Consolidated Statements of Operations and Comprehensive Income
(Expressed in United States Dollars)

		Years ended March 31,
	Note	2016	2017	2018
		$ in thousands	$ in thousands	$ in thousands

Net revenue	19	25,370	18,952	11,523
Cost of revenue		(17,081)	(11,274)	(6,958)

Gross profit		8,289	7,678	4,565

Selling, general and administrative expenses		(6,948)	(5,066)	(4,669)
Other income, net	21	1,961	554	342

Income from operations	19	3,302	3,166	238
Non-operating (expenses) / income, net	22	(121)	229	(234)

Income before income taxes		3,181	3,395	4
Income tax expense	8	(310)	(600)	-

Net income		2,871	2,795	4

Other comprehensive (loss) / income, net of tax:
Foreign currency translation adjustments, net of tax		(850)	(1,410)	2,062

Comprehensive income		2,021	1,385	2,066

Net income attributable to common shareholders		2,871	2,795	4

Net earnings per share
- basic	18	$0.55	$0.54	$0.00

Weighted average number of shares outstanding in calculating net earnings per share
- basic	18	5,173,431	5,143,648	4,910,357

Net earnings per share
- diluted	18	$0.55	$0.53	$0.00

Weighted average number of shares outstanding in calculating net earnings per share
- diluted	18	5,173,431	5,316,393	5,290,904

See notes to these consolidated financial statements.

Bonso Electronics International Inc.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

	Common stock			Treasury stock			Accumulated
							other
							comprehensive
			Additional	Treasury			income-foreign	Total
	Shares	Amount	paid-in	Shares	Amount	Accumulated	currency	stockholders’
	Issued	outstanding	capital	held	outstanding	deficit	adjustments	equity
		$ in thousands	$ in thousands		$ in thousands	$ in thousands	$ in thousands	$ in thousands

Balance, April 1, 2015	5,577,639	17	21,765	330,736	(1,462)	(11,699)	3,234	11,855
Net income	-	-	-	-	-	2,871	-	2,871
Share-based compensation (Note 14(f))	-	-	801	-	-	-	-	801
Shares repurchased (Note 13(a))	-	-	-	73,472	(99)	-	-	(99)
Foreign currency translation adjustments	-	-	-	-	-	-	(850)	(850)

Balance, March 31, 2016	5,577,639	17	22,566	404,208	(1,561)	(8,828)	2,384	14,578
Net income	-	-	-	-	-	2,795	-	2,795
Shares repurchased (Note 13(a))	-	-	-	164,311	(368)	-	-	(368)
Foreign currency translation adjustments	-	-	-	-	-	-	(1,410)	(1,410)

Balance, March 31, 2017	5,577,639	17	22,566	568,519	(1,929)	(6,033)	974	15,595
Net income	-	-	-	-	-	4	-	4
Shares repurchased (Note 13(a))	-	-	-	213,498	(572)	-	-	(572)
Removal of treasury shares from the total number of shares issued (Note 13(a))	(34,000)	-	(92)	(34,000)	92	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	2,062	2,062

Balance, March 31, 2018	5,543,639	17	22,474	748,017	(2,409)	(6,029)	3,036	17,089

See notes to these consolidated financial statements.

Bonso Electronics International Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
	Years Ended March 31,
	2016	2017	2018
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities
Net income	2,871	2,795	4

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,047	1,046	1,099
Amortization	288	271	277
(Gain) / loss on disposal of property, plant and equipment	(718)	-	12
Gain on disposal of intangible assets	(519)	(79)	-
Write-down of inventories	30	156	569
Write off of property, plant and equipment	-	2	2
Gain from deregistration of subsidiaries	-	(22)	-
Change in cash surrender value of life insurance contract	(4)	(4)	(5)
Change in fair value of financial instruments	(46)	61	7
Dividend income from financial instruments at fair value	-	(1)	(4)
Gain from sale of financial instruments at fair value	-	(3)	(58)
Compensation expense for stock options granted	801	-	-
Interest expense	-	-	62

Changes in assets and liabilities:
Trade receivables	294	(300)	498
Other receivables, deposits and prepayments	435	(163)	965
Inventories	1,268	649	(563)
Income tax recoverable	39	-	-
Accounts payable	(2,290)	(1,318)	(419)
Accrued charges and deposits	36	(136)	122
Payable to affiliated parties	13	(25)	19
Income tax liabilities	310	216	(539)
Long-term deposit received	-	-	738

Net cash provided by operating activities	3,855	3,145	2,786

Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	805	-	4
Acquisition of property, plant and equipment	(823)	(289)	(364)
Proceeds from disposal of intangible assets	342	120	-
Acquisition of financial instruments at fair value	(134)	(163)	(517)
Payments made upon expiry of forward contracts	-	(225)	-
Proceeds from sale of financial instruments at fair value	391	146	657
Dividends received from financial instruments at fair value	-	1	4

Net cash generated from / (used in) investing activities	581	(410)	(216)

Cash flows from financing activities
Capital lease payments	(31)	(49)	(44)
Advance from notes payable	4,370	1,721	467
Repayment of notes payable	(4,963)	(2,820)	(502)
Repayment of bank loans	(2,870)	(363)	(143)
Payment to affiliated party	(134)	(135)	(135)
Stock repurchase	(99)	(368)	(572)
Advance from long-term loan	-	-	2,465

Net cash used in financing activities	(3,727)	(2,014)	1,536

Net increase in cash and cash equivalents	709	721	4,106
Effect of exchange rate changes on cash and cash equivalents	(189)	(523)	900
Cash and cash equivalents, beginning of year	3,027	3,547	3,745

Cash and cash equivalents, end of year	3,547	3,745	8,751

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	113	37	10
Income tax	-	360	562

Income tax refund received	39	-	-

Non-cash investing activities:
Property, plant and equipment acquired under capital lease	116	-	-

Non-cash financing activities:
Compensation expense for stock options granted	801	-	-

See notes to these consolidated financial statements.

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
The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.  Significant estimates made by management include valuation of inventories, allowance for trade receivables, stock-based compensation, valuation allowance for deferred tax assets and the impairment of long-lived assets. Actual results could differ from those estimates.
Certain figures for the years ended March 31, 2016 and 2017, have been reclassified to conform to the presentation for the year ended March 31, 2018.
The Company had operating income of approximately $3,302,000, $3,166,000 and $238,000 in the fiscal years ended March 31, 2016, 2017 and 2018, respectively.  As of March 31, 2018, the Company had positive working capital of approximately $7,016,000 and the accompanying consolidated financial statements were prepared on a going concern basis.  Management believes the Company will have sufficient working capital to meet its financing requirements based upon their experience and their assessment of the Company’s projected performance, credit facilities and banking relationships.
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

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less.  Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments.  The Company has no cash equivalents as of March 31, 2017 and 2018.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(c)	Inventories

Inventories are stated at the lower of cost, as determined on a first-in, first-out basis, or net realizable value.  Costs of inventories include purchase and related costs incurred in bringing the products to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  The Company routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventory carrying values are higher than net realizable value.  Some of the significant factors the Company considers in estimating the net realizable value of its inventories include the likelihood of changes in market and customer demand and expected changes in market prices for its inventories.

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

The Company complies with ASC 740 “Income Taxes” for uncertainty in income taxes recognized in financial statements.  ASC 740 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company’s accounting policy is to treat interest and penalties as components of income taxes.  The Company’s income tax returns through the fiscal years ended March 31, 2017 have been assessed by the tax authorities.

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

(g)	Property, plant and equipment, net

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

(h)	Impairment of long-lived assets including intangible assets

Long-lived assets held and used by the Company and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairment made on other long-lived assets are disclosed in the consolidated statements of operations and comprehensive income.  The Company lost a major customer during 2017, as a result, the Company performed an assessment of the value of the property, plant and equipment and intangible assets in Xinxing, PRC, and no provision for impairment was made by the Company (2017: $nil; 2016: $nil) based on the assessment.

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

No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, delivery has occurred and collectibility of the sales price is reasonably assured. Revenue is recognized when title and risk of loss are transferred to customers, which is generally the point at which products are leaving the ports of Hong Kong, Shenzhen or Nansha (Guangzhou), as designated by our customers.  Shipping costs billed to the Company’s customers are included within revenue. Associated costs are classified as part of cost of sales.

The Company provides to certain customers an additional one to two percent of the quantity of certain products ordered in lieu of a warranty, which is recognized as cost of sales when these products are shipped to customers from the Company’s facilities.  In addition, certain products sold by the Company are subject to a limited product quality warranty.  The Company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated.  During the fiscal year ended March 31, 2018, the Company recorded $nil for such accrual (2017: $nil, 2016: $nil).  The standard limited warranty period is one to three years.  Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history.  All sales are based upon firm orders with fixed terms and conditions, which generally cannot be modified.  Historically, the Company has not experienced material differences between its estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privilege in relation to the sale of goods.

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

Research and development costs include salaries, utilities and contractor fees that are directly attributable to the conduct of research and development progress primarily related to the development of new design of products. Research and development costs of approximately $200,000, $158,000 and $152,000 for the years ended March 31, 2016, 2017 and 2018, respectively, are expensed in the financial period in which they are incurred.

(l)	Advertising

Advertising costs are expensed as incurred and are included within selling, general and administrative expenses. Advertising costs were approximately $12,000, $10,000 and $18,000 for the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

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

(p)	Treasury stock

The Company periodically retires treasury shares that it acquires through share repurchases and returns those shares to the status of authorized but unissued. The Company accounts for treasury stock transactions under the cost method. For each reacquisition of common stock, the number of shares and the acquisition price for those shares is added to the existing treasury stock count and total value, recognized as a deduction from equity.  When treasury shares are retired, the Company’s policy is to allocate the excess of the repurchase price over the par value of shares acquired to additional paid-in capital, with any remaining amount being charged to retained earnings.

(q)	Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” ("ASU 2014-09").  The objective of this Update is to remove inconsistencies and weaknesses in revenue requirements, and to simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.  The new standard supersedes virtually all present U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the prior standards, as well as additional disclosures.  In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date", deferring the effective date for one year to interim and annual periods beginning after December 15, 2017. Early adoption is also permitted as of the original effective date (interim and annual periods beginning after December 15, 2016) and retrospective application is required.  The Company will adopt ASU 2014-09, and its related clarifying ASUs, as of April 1, 2018. The Company anticipates adopting the standard using the modified retrospective transition approach.  Under this approach, the new standard would apply to all new contracts initiated on or after April 1, 2018. For existing contracts that have remaining obligations as of April 1, 2018, any difference between the recognition criteria in these ASUs and the Company’s current revenue recognition practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings. Our product revenues are generally recognized upon delivery to the customer, which is when the control transfers to the customer. The majority of the Company’s customer contracts, which may be in the form of purchase orders, contracts or purchase agreements, contain performance obligations for delivery of agreed upon products. Delivery of all performance obligations contained within a contract with a customer typically occurs at the same time. The Company has also determined that it will make accounting policy elections to 1) treat shipping and handling activities that occur after the customer obtains control of the goods as fulfillment costs and 2) exclude sales (and similar) taxes from the measurement of the transaction price. We have no open contracts as of March 31, 2018, therefore, there will be no cumulative effect of applying the new standards. We do not expect the adoption of these ASUs to have a material impact on our consolidated financial statements.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(q)	Recent accounting pronouncements (Continued)

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). The amendments in this update supersede the guidance to classify equity securities with readily determinable fair values into different categories (that is trading or available-for-sale) and require equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures and limited liability companies) to be measured at fair value with changes in the fair value recognized through net income. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not expect the adoption of ASU 2016-01 to have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Subtopic 842)" ("ASU 2016-02"). This Update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which improves financial reporting by providing timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Forward-looking information will now be used to better inform credit loss estimates. This ASU is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230)" ("ASU 2016-15"). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not expect the adoption of ASU 2016-15 to have a material impact on our consolidated financial statements.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(q)	Recent accounting pronouncements (Continued)

In October 2016, the FASB issued ASU 2016-16, "Income Taxes (Topic 740)" ("ASU 2016-16"). This Update improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not expect the adoption of ASU 2016-16 to have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230)" ("ASU 2016-18").  This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not expect the adoption of ASU 2016-18 to have a material impact on our consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05, "Other Income—Gains and Losses from the De-recognition of Nonfinancial Assets (Subtopic 610-20)" ("ASU 2017-05").  This Update clarifies the Scope of Asset De-recognition Guidance and Accounting for Partial Sales of Nonfinancial Assets, which clarifies the scope of the nonfinancial asset guidance in Subtopic 610-20. This ASU also clarifies that the de-recognition of all businesses and nonprofit activities (except those related to conveyances of oil and gas mineral rights or contracts with customers) should be accounted for in accordance with the de-recognition and deconsolidation guidance in Subtopic 810-10. The amendments in this ASU also provide guidance on the accounting for what often are referred to as partial sales of nonfinancial assets within the scope of Subtopic 610-20 and contributions of nonfinancial assets to a joint venture or other non-controlled investee. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not expect the adoption of ASU 2017-05 to have a material impact on our consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, "Compensation—Stock Compensation (Topic 718) Scope of Modification Accounting" ("ASU 2017-09"). The requirement provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. For public business entities, this ASU should be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. We do not expect the adoption of ASU 2017-09 to have a material impact on our consolidated financial statements.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(q)	Recent accounting pronouncements (Continued)

In July 2017, the FASB issued ASU 2017-11, "Earnings Per Share (Topic 260) (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception" ("ASU 2017-11"). The amendments require companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the feature when triggered (i.e., when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will also recognize the effect of the trigger within equity.  For public business entities, this ASU should be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2018. We are currently evaluating the impact the adoption of ASU 2017-11 will have on the Company’s consolidated financial statements.
In September 2017, the FASB issued ASU 2017-13, “Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842)” ("ASU 2017-13"): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments. The amendments in ASU 2017-13 amend the early adoption date option for certain companies related to the adoption of ASU 2014-09 and ASU 2016-02. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02.

In February 2018, the FASB issued ASU 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220)” ("ASU 2018-02"). The amendments in this Update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded tax effects. Public business entities should apply the amendments in ASU 2018-02 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted. We are currently evaluating the impact of adopting ASU 2018-02 on the Company’s consolidated financial statements.

In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements” ("ASU 2018-11").  The ASU provides (1) an optional transition method that entities can use when adopting ASC 842 and (2) a “practical expedient that permits lessors to not separate nonlease components from the associated lease component if certain conditions are met.”  The amendments in this Update related to separating components of a contract affect the amendments in Update 2016-02, which are not yet effective but can be early adopted. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

2	Allowance for doubtful accounts

Allowance for doubtful accounts amounted to $nil as of March 31, 2018 (2017: $nil).  Most of the Company’s trade receivables are generally unsecured.

3	Inventories, net

The components of inventories are as follows:
	March 31,
	2017	2018
	$ in thousands	$ in thousands

Raw materials	442	275
Work in progress	317	237
Finished goods	259	500

	1,018	1,012

During the fiscal years ended March 31, 2016, 2017 and 2018, based upon material composition and expected usage, provisions for inventories of approximately $30,000, $156,000 and $569,000, respectively, were charged to the consolidated statements of operations under cost of revenue.

4	Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:
	March 31,
	2017	2018
	$ in thousands	$ in thousands
Cost
Buildings	16,285	17,863
Construction-in-progress	62	260
Plant and machinery	9,810	9,932
Furniture, fixtures and equipment	1,273	1,468
Motor vehicles	626	643

	28,056	30,166
Less: accumulated depreciation	(17,762)	(19,732)

	10,294	10,434

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

4	Property, plant and equipment, net (Continued)

During the fiscal years ended March 31, 2016, 2017 and 2018, depreciation expenses charged to the consolidated statements of operations amounted to approximately $1,047,000, $1,046,000 and $1,099,000, respectively.  As at March 31, 2017 and 2018, fully depreciated assets that were still in use by the Company amounted to $8,761,000 and $9,853,000, respectively.

Property, plant and equipment in Xinxing were assessed for impairment according to the policy described in note 1(h).  The Company concluded that no impairment to property, plant and equipment in Xinxing was required as at March 31, 2018.

5	Interests in subsidiaries

Particulars of principal subsidiaries as of March 31, 2017 and 2018 are as follows:

Name of company	Place of incorporation and kind of legal entity	Particulars of issued capital/ registered capital	Percentage of capital held by the Company		Principal activities
			2017	2018
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	HK5,000,000 (US$641,026)	100%	100%	Investment holding, providing management and administrative support to the Group companies

Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	HK3,000,000 (US$384,615)	100%	100%	Investment holding and property investment

Bonso Electronics (Shenzhen) Company, Limited (“BESCL”)	PRC, limited liability company	US$12,621,222	100%	100%	Investment holding and property rental

Bonso Advanced Technology Limited * (“BATL”)	Hong Kong, limited liability company	HK1,000,000 (US$128,205)	100%	100%	Investment holding and trading of scales and pet electronics products

Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”)	PRC, limited liability company	US$10,000,000	100%	100%	Production of scales and pet electronics products and property rental

Bonso Technology (Shenzhen) Company, Limited (“BTL”)	PRC, limited liability company	HK$200,000	100%	100%	Product development

* Shares directly held by the Company

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

6	Intangible assets, net

Intangible assets are analyzed as follows:
	March 31,
	2017	2018
	$ in thousands	$ in thousands

Cost	5,740	6,348
Less: accumulated amortization	(2,955)	(3,561)

	2,785	2,787

The components of intangible assets are as follows:
	March 31,
	2017	2018
	$ in thousands	$ in thousands

Land use right of factory land in Shenzhen, Guangdong, PRC	1,326	1,274
Land use right of factory land in Xinxing, Guangdong, PRC	1,459	1,513

	2,785	2,787

Amortization expense in relation to intangible assets was approximately $288,000, $271,000 and $277,000 for each of the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

As of March 31, 2018, future minimum amortization expenses in respect of intangible assets are as follows:
Year ending March 31,	$ in thousands

2019	293
2020	293
2021	293
2022	293
2023	293
Thereafter	1,322

Total	2,787

In November 2017, the Company signed an agreement with a property developer in Shenzhen - Shenzhen Fangda Property Development Company Limited (“Fangda”) to cooperate in reconstructing and redeveloping the Shenzhen factory.  The redevelopment will be on the factory land in Shenzhen.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

7	Banking facilities

As of March 31, 2018, the Company had general banking facilities for bank overdrafts, letters of credit, notes payable and term loans.  The facilities are interchangeable with total amounts available of $5,128,000 (2017: $5,306,000).  The general banking facilities utilized by the Company are denominated in United States dollars, Hong Kong dollars and Chinese Yuan.

The Company’s general banking facilities, expressed in United States dollars, are further detailed as follows:
	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2018
	2017	2018	2017	2018	2017	2018	Interest	Repayment
	$ in thousands		$ in thousands		$ in thousands		rate	terms
Import and export facilities

Combined limit	2,564	2,564	134	99	2,430	2,465

Including sub-limit of:
Notes payable	2,308	2,308	134	99	2,174	2,209	HIBOR* +2.5%	Repayable in full within 120 days
Bank overdrafts	641	641	-	-	641	641	Prime rate + 1%	Repayable on demand

Other facilities
Export Documentary Credits	641	641	-	-	641	641
Short Term Loans	1,923	1,923	-	-	1,923	1,923	(Note A)	Revolving loan repayable in 30 days
Long Term Loans (1)	178	-	143	-	35	-	(Note B)	Term loans repayable monthly over 3 years.

	5,306	5,128	277	99	5,029	5,029

Note A: HIBOR* +2.25% for revolving loans in Hong Kong.
Note B: HIBOR* +2% for term loans in Hong Kong.

(1) A clause in the banking facilities states that the term loans are subject to review any time and also subject to the bank's overriding right to repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities.  Therefore, all long-term loans were classified as current liabilities in the consolidated balance sheets.  As of March 31, 2018, the long-term loans became current as they are repayable within one year in accordance with the repayment schedule.

* HIBOR is the Hong Kong Interbank Offer Rate

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

7	Banking facilities (Continued)

One of the properties of the Company located in Hong Kong with a net book value of approximately $953,000 as of March 31, 2018, the rental assignment over such property and the rights, interests and benefits of a life insurance contract with a book value of approximately $149,000 are arranged as securities to the banks for the banking facilities arrangement.

The Prime Rate and HIBOR were 5.00% and 0.98% per annum, respectively, as of March 31, 2018.  The Prime Rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.  Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

The weighted average interest rates of borrowings of the Company are as follows:

	During the fiscal year ended March 31,
	2017	2018

Bank overdrafts	6.00%	6.00%
Notes payable	3.13%	3.42%
Term Loan in Hong Kong	2.59%	2.69%

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax

(a)
The subsidiaries comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong and the PRC.  The Company is not subject to income taxes in the British Virgin Islands.

Hong Kong Tax

The subsidiaries operating in Hong Kong are subject to the Hong Kong profits tax rate of 16.5% (2017 and 2016: 16.5%).  BIL, BATL and BEL have no assessable profits for the year ended March 31, 2018.

PRC Tax

All subsidiaries registered in the PRC are subject to a tax rate of 25% (2017 and 2016: 25%).

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (Continued)

(b)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The income before income taxes by geographical location is analyzed as follows:

	2016	2017	2018
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	3,933	693	221
PRC	(167)	2,531	(406)
Others	(585)	171	189

Total	3,181	3,395	4

Others mainly include the (loss) / income from BVI.

(c)	Income tax expense comprises the following:

	2016	2017	2018
	$ in thousands	$ in thousands	$ in thousands

Current income tax expense	(310)	(600)	-

The components of the income tax expense by geographical location are as follows:

	2016	2017	2018
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	(310)	(5)	-
PRC	-	(595)	-

Total	(310)	(600)	-

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (Continued)

At the end of the accounting periods, the income tax liabilities / (recoverable) are as follows:

	2017	2018
	$ in thousands	$ in thousands

Current income tax liabilities / (recoverable)	533	(5)

(d)	Deferred tax assets comprise the following:

	2017	2018
	$ in thousands	$ in thousands

Tax loss carry forwards	4,270	4,607
Less: Valuation allowance	(4,270)	(4,607)

	-	-

As of March 31, 2017 and 2018, the Company had accumulated tax losses amounting to approximately $24,410,000 and $25,928,000 (the tax effect thereon is approximately $4,270,000 and $4,607,000), respectively, subject to the final agreement by the relevant tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other jurisdictions. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2018, the Company’s accumulated tax losses of approximately $3,868,000 will expire from 2019 to 2023.

(e)	Changes in valuation allowance are as follows:

	2016	2017	2018
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	4,459	4,459	4,270
(Credited) / charged to income tax expense	-	(189)	337

Balance, March 31	4,459	4,270	4,607

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

8	Income tax (Continued)

(f)
The actual income tax credit / (expense) attributable to earnings for the fiscal years ended March 31, 2016, 2017 and 2018 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

	2016	2017	2018
	$ in thousands	$ in thousands	$ in thousands

Income before income taxes	3,181	3,395	4

Income tax expense on pretax income at statutory rate	(525)	(560)	(1)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(95)	(52)	128
Profit not subject to income tax	387	472	61
Expenses not deductible for income tax purposes	(255)	(686)	(167)
(Decrease) / increase in valuation allowance	-	(189)	337
Under provision in prior year	-	5	-
Utilization of tax losses / (tax losses recognized)	178	410	(358)

Total income tax expense	(310)	(600)	-

The statutory rate of 16.5% used above is that of Hong Kong, where the Company’s main business is located.

(g)	The Company complies with ASC 740 and assessed the tax position during the fiscal year ended March 31, 2018 and concluded that such prior year uncertain income tax liability was no longer required.

The Company’s accounting policy is to treat interest and penalties as components of income taxes.  As of March 31, 2018, the Company had no accrued penalties related to uncertain tax positions (2017: $nil).

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

The Company entered into forward contracts with a bank, and the bank would pay the Company if the Chinese Yuan appreciated against the USD.  If the Chinese Yuan depreciated against the USD, the Company would need to pay the bank, but would be able to buy more Chinese Yuan as a result.  During the fiscal year ended March 31, 2017, the forward contracts matured and payments of approximately $225,000 have been made.

During the fiscal year ended March 31, 2018, the Company purchased listed shares in Hong Kong for trading purpose for approximately $517,000 (2017: $163,000).  During the fiscal year ended March 31, 2018, a gain from disposal of financial assets at fair value of approximately $58,000 was recorded (2017: $3,000).  A revaluation loss of approximately $7,000 was recorded during the fiscal year ended March, 31 2018 (2017: revaluation gain of $4,000).

At the end of the accounting period, the fair value of the following assets were as follows:

	March 31, 2017				March 31, 2018
$ in thousands
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity investments	167	-	-	167	78	-	-	78

The fair value of equity investments is determined based on quoted price in active markets.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

10	Investment in life insurance contract

Investment in life insurance contract represents the carrying amount (surrender value) of the contract if it is to be terminated by the Company.  There is one life insurance contract as of March 31, 2017 and March 31, 2018, with a carrying amount of approximately $144,000 and $149,000, respectively.  All premiums of this contract have already been paid during the fiscal year ended March 31, 2012.  The face amount (death benefit) of this contract is $1,000,000.  During the fiscal year ended March 31, 2018, we recorded a gain of approximately $5,000 for the change in valuation (2017: $4,000).

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

11	Leases

(a)	Capital leases

During the year ended March 31, 2014, the Company entered into capital lease obligations amounting to approximately $123,000 for two motor vehicles.  During the year ended March 31, 2016, the Company entered into an additional capital lease obligation amounting to approximately $116,000 for one motor vehicle.  During the year ended March 31, 2018, one capital lease obligation amounting to approximately $69,000 for a motor vehicle was fully repaid.

Future minimum payments under capital leases as of March 31, 2018 with an initial term of more than one year are as follows:

Future minimum payments under capital leases for the years ending March 31,	Principal repayment	Interest payment	Total obligations
	$ in thousands	$ in thousands	$ in thousands

2019	28	2	30
2020	27	1	28
2021	5	0	5

	60	3	63

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

11	Leases (Continued)

(b)	Operating leases

As of March 31, 2018, the Company leases a factory in Shenzhen, two commercial units in Beijing and part of production facilities and machines in Xinxing under rental agreements to third parties.  The Company will need to pay a cancellation fee of approximately $90,000 if the Company decides to terminate all the rental agreements before their expiry.

The Shenzhen factory is rented out to a third party from August 1, 2013 to August 1, 2019.  Part of the production facilities in Xinxing are rented out to various third parties up to February 13, 2026.  Certain tenants have an option to early terminate their tenancy agreements.  The expected future minimum rental payments to be received are as follows:
Year ending March 31,	$ in thousands

2019	1,436
2020	454

1,890

As of March 31, 2018, the future minimum lease commitment payables in respect of non-cancellable operating leases for one office and two staff quarters in Shenzhen and a staff quarter in Xinxing are as follows:

Year ending March 31,	$ in thousands

2019	29

29

Rental expenses for all operating leases of one office premise in Shenzhen, two staff quarters in Shenzhen and a staff quarter in Xinxing amounted to approximately $119,000, $100,000 and $95,000 for the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

12 Commitments and contingent liabilities

(a)	Commitments

Capital expenditures contracted at the balance sheet date but not yet provided for are as follows:

	March 31,
	2017	2018
	$ in thousands	$ in thousands

Construction in Xinxing, Guangdong, PRC	31	358
Mould	22	-

	48	358

As of March 31, 2018, the Company entered into contractor agreements on leasehold improvements on the manufacturing facility in Xinxing, the PRC for a total consideration of $604,000.  As of March 31, 2018, $246,000 has been paid, and the remaining balance of $358,000 is to be paid in accordance with the progress of the construction.

(b)	Contingent liabilities

The Company has entered into an employment agreement with a director, Anthony So.  Mr. So’s employment agreement provides for a maximum yearly salary of approximately $800,000 plus bonus.  The initial term of the employment agreement expired on March 31, 2013 (“Initial Term”); however, the employment agreement has been renewed under a provision in the agreement that provides for automatic renewal for successive one year periods, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement.  Mr. So’s employment agreement contains a provision under which the Company will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement occurs.  Bonuses shall be determined by the Board of Directors in their sole discretion.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

13	Stockholders’ equity

(a)	Repurchase of common stock

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000.  On September 17, 2015, the Company’s Board of Directors authorized an additional $1,500,000 to repurchase its common stock under the same repurchase program, bringing the amount authorized for repurchase to $3,000,000.  On April 25, 2018, the Company’s Board of Directors authorized an additional $3,000,000 to repurchase its common stock under the same repurchase program, bringing the amount authorized for repurchase to $6,000,000.  The Board of Directors believed that the common stock was undervalued and that the repurchase of common stock would be beneficial to the Company's stockholders.  The Company (through its subsidiary) has repurchased an aggregate of 782,017 shares of its common stock, including 213,498 shares ($572,000) that were repurchased during the fiscal year ended March 31, 2018, 164,311 shares ($368,000) that were repurchased during the fiscal year ended March 31, 2017, and 73,472 shares ($99,000) that were repurchased during the fiscal year ended March 31, 2016.  34,000 shares ($92,000) repurchased were removed from the total number of shares issued during the fiscal year ended March 31, 2018 (2017: nil, 2016: nil).  The Company may from time to time repurchase shares of its common stock under this program.

(b)	Preferred stock

The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the stockholders, with such designations, power preferences, rights, qualifications, limitations and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2018.

(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

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

During the fiscal years ended March 31, 2016, 2017 and 2018, no shares or share options were granted under the 1996 Stock Option Plan.

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

 On July 15, 2015, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan, all of which remained outstanding as of March 31, 2018.  The options for 425,000 shares will expire on March 31, 2020, and options for 425,000 shares will expire on March 31, 2025.  Options granted under the 2004 Plan vest immediately and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(d)	A summary of the stock options activity is as follows:

	Number	Weighted average exercise
	of options	price

Balance, March 31, 2016, 2017 and 2018	850,000	$1.50

(e)	The following table summarizes information about all stock options of the Company outstanding as at March 31, 2018:

	Number	Weighted average	Exercisable
Weighted average	outstanding at	remaining life	shares at
exercise price	March 31, 2018	(years)	March 31, 2018

$1.50	850,000	4.5	850,000

         The intrinsic value of options outstanding and exercisable was $1.63 on March 31, 2018.  The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2018.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(f)
Stock-based compensation expense is recognized on a straight-line basis over the respective vesting periods, or at the time of option granting if there are no vesting periods.  The fair value of the options granted was estimated on the date of granting using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

	For the Fiscal Year Ended March 31,
	2016	2017	2018

Risk-free interest rate (1)	1.63% to 2.36%	N/A	N/A
Expected life (years) (2)	4.71 to 9.71	N/A	N/A
Expected dividend yield (3)	0%	N/A	N/A
Volatility (4)	73.63%	N/A	N/A
Fair value of options at grant date per share	$0.81 to $1.08	N/A	N/A

(1) Risk-free interest rate
Risk-free interest rate for periods within the contractual life of the option is based upon the interest rate on U.S. Treasury zero-coupon bonds issued with remaining terms similar to the expected term of the options granted.

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

The Company recorded the related compensation expense of approximately $801,000, $nil and $nil in selling, general and administrative expenses during the fiscal years ended March 31, 2016, 2017 and 2018.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

15	Related party transactions

(a)	The Company paid emoluments, commissions and/or consultancy fees to its directors and officers as follows:

Year ended	Mr. Anthony	Mr. Kim Wah	Mr. Woo-Ping	Mr. Andrew
March 31,	So	Chung	Fok	So
Director, Chief Executive Officer		Director	Director	Director and Chief Operating Officer
$ in thousands		$ in thousands	$ in thousands	$ in thousands

2016	$857 (i), (iii)	$170 (iii)	Nil	$249
2017	$643 (i), (iii)	$171 (iii)	Nil	$249
2018	$643 (i), (iii)	$170 (iii)	Nil	$259 (iii)

Mr. Henry		Mr. Albert
Schlueter		So
Director and Assistant Secretary		Director, Chief Financial Officer and Secretary
$ in thousands		$ in thousands

2016	$60 (ii)	$181(iii)
2017	$62 (ii)	$152
2018	$60 (ii)	$162 (iii)

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

(ii)
The amounts for the years ended March 31, 2016, 2017 and 2018 represented professional fees paid to Schlueter & Associates, P.C., the Company’s SEC counsel, in which Mr. Henry Schlueter is one of the principals.

(iii)
The amount for the year ended March 31, 2016, included unpaid vacation payments of approximately $57,000, $10,000 and $12,000 for Mr. Anthony So, Mr. Kim Wah Chung and Mr. Albert So, respectively.  The amount for the year ended March 31, 2017, included unpaid vacation payments of approximately $43,000 and $11,000 for Mr. Anthony So and Mr. Kim Wah Chung, respectively.  The amount for the year ended March 31, 2018, included unpaid vacation payments of approximately $43,000, $10,000, $10,000 and $10,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

15	Related party transactions (Continued)

During the fiscal year ended March 31, 2015, one of the subsidiaries in Hong Kong borrowed an interest-free loan of approximately $538,000 from a director and stockholder, Mr. Anthony So, to provide working capital.  This loan is to be repaid in 48 equal installments.  As of March 31, 2018, the Company had repaid a total of approximately $471,000 to Mr. Anthony So, and the balance of loan due to Mr. Anthony so was approximately $67,000.

During the fiscal year ended March 31, 2015, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage.  Mr. Anthony So is the sole owner of these three apartment units.  The monthly rental payment was approximately $2,000.  Starting from August 1, 2016, rental of two of the apartment units was no longer required and the rental agreement was terminated, and a new rental agreement for one apartment unit for staff quarters was in place, for a monthly rental payment of $270.  The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2018 was approximately $3,000 (2017: $9,000; 2016: $24,000).

During the fiscal year ended March 31, 2015, one of the subsidiaries in Xinxing, PRC entered into a rental agreement with a director and stockholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters.  Mr. Andrew So is the sole owner of this apartment unit.  The monthly rental payment is approximately $450, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2018 was approximately $5,000 (2017: $5,000; 2016: $5,000).

During the fiscal year ended March 31, 2016, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for one apartment unit located in Shenzhen, PRC for staff quarters.  Mr. Anthony So is the sole owner of this apartment unit.  Starting from April 1, 2017, rental of this apartment unit was no longer required and the rental agreement was terminated.  The monthly rental payment was approximately $330, and the total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2018 was $nil (2017: $4,000; 2016: $2,000) for this unit.

In February 2017, a non-employee director of the Company, Henry F. Schlueter, sold 24,000 shares of the Company’s common stock to the Company at a purchase price of $2.39 per share, pursuant to the Company repurchase program.  In February 2018, a non-employee director of the Company, Henry F. Schlueter, sold 10,000 shares of the Company’s common stock to the Company at a purchase price of $3.48 per share, pursuant to the Company repurchase program.

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

At March 31, 2017 and 2018, the Company had credit risk exposure of uninsured cash and deposits with maturities of less than one year in banks of approximately $3,745,000 and $8,751,000, respectively.

A substantial portion, 56%, 45% and 31% of revenue, was generated from one customer for the years ended March 31, 2016, 2017 and 2018, respectively.

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended March 31,
	2016		2017		2018
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Customer A	3,874	15	2,729	14	3,579	31
Customer B	1,738	7	1,563	8	1,662	14
Customer C	1,969	8	2,435	13	1,599	14
Customer D *	14,145	56	8,472	45	1,115	10

	21,726	86	15,199	80	7,955	69

* That customer has stopped purchasing from us as of June 2017.

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	March 31,
	2017		2018
	$ in thousands	%	$ in thousands	%

Customer A	328	28	234	30
Customer C	455	39	200	25
Customer E	-	-	113	14
Customer B	162	14	-	-

		81		69

At March 31, 2017 and 2018, these customers accounted for 81% and 69%, respectively, of net trade receivables.  The trade receivables have repayment terms of not more than twelve months.

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

(b)
The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations.  The Company’s total contributions to the above schemes for the years ended March 31, 2016, 2017 and 2018 amounted to $293,000, $267,000 and $255,000, respectively.  The Company has no other obligation to make payments in respect of retirement benefits of the employees.

(c)
According to the New Labor Law in the PRC which was effective on January 1, 2008, a company is required to provide one month’s salary for each year of service as a severance payment.  The Company recognized a total provision of $396,000 as of March 31, 2018 for severance payments for staff in the PRC (2017: $297,000, 2016: $317,000).  The accrued severance payment allowance is reviewed every year.

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

	Year Ended March 31,
	2016	2017	2018

Income available to common stockholders ($ in thousands)	$2,871	$2,795	$4

Basic weighted average common shares outstanding	5,173,431	5,143,648	4,910,357

Basic net earnings per share	$0.55	$0.54	$0.00

Basic weighted average common shares outstanding	5,173,431	5,143,648	4,910,357
Effect of dilutive securities – Options	-	172,745	380,547

Diluted weighted average common and potential common shares outstanding	5,173,431	5,316,393	5,290,904

Diluted net earnings per share	$0.55	$0.53	$0.00

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information

(a)
The Company has four business segments, Scales, Pet Electronics Products, Rental and Management and Others for the fiscal years ended March 31, 2017 and 2018.  The Chief Operating Decision Maker, identified as the Chief Executive Officer and Chief Financial Officer, reviews these segment results when making decisions about allocating revenues and assessing the performance of the Company.

Scales operations principally involve production and marketing of sensor-based scales products. These include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.  Revenue from scale products was 68% (2017: 83%) of overall revenue of the Company for the fiscal year ended March 31, 2018, and the Company expects that the revenue will decrease for the next 12 months as one of our major customers has discontinued purchasing from us effective June 2017.

Pet Electronics Products principally involve development and production of pet-related electronics products that are used in consumer applications.  Revenue from pet electronics products was 16% (2017: 9%) of overall revenue of the Company for the fiscal year ended March 31, 2018, and the Company expects that the revenue from pet electronics products will continue to contribute a similar level of revenue for the next 12 months.

Rental and Management involve leasing out part of our factories and machinery to third parties.  The management decided to identify and expand the rental and management segment during the fiscal year ended March 31, 2018 with the signing of an agreement with Fangda, a property developer in Shenzhen, to cooperate in reconstructing and redeveloping the Shenzhen factory to generate more rental revenue in the future.  Revenue from rental and management was 16% (2017: 8%) of overall revenue of the Company for the fiscal year ended March 31, 2018, and the Company expects that the revenue from rental and management will increase for the next 12 months with additional revenue from leasing out two new factory buildings in our Xinxing facility.

The “Others” segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales and pet electronics products, and (ii) sales of scrap materials.

The segment information in the years ended March 31, 2016 and 2017 have been restated in order to conform with the change in segment reporting in the year ended March 31, 2018.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2016, 2017, and 2018:

	Year ended March 31,
Product Line	2016	2017	2018
Scales and Others	88%	83%	68%
Pet Electronics Products	6%	9%	16%
Rental and Management	6%	8%	16%
Total	100%	100%	100%

The accounting policies of the Company’s reportable segments are the same as those described in the description of business and significant accounting policies.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (Continued)

(a)	(Continued)

Summarized financial information by business segment as of March 31, 2016, 2017 and 2018 is as follows:

	Net sales	Operating income / (loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2016

Scales & Others	22,378	2,922	13,311	614	880
Pet Electronics Products	1,514	197	901	41	59
Rental and Management	1,478	183	4,714	680	-

Total operating segments	25,370	3,302	18,926	1,335	939
Corporate	-	-	4,095	-	-

Group	25,370	3,302	23,021	1,335	939

2017

Scales & Others	15,814	2,916	10,355	515	262
Pet Electronics Products	1,662	307	1,089	54	27
Rental and Management	1,476	(57)	5,465	748	-

Total operating segments	18,952	3,166	16,909	1,317	289
Corporate	-	-	4,057	-	-

Group	18,952	3,166	20,966	1,317	289

2018

Scales & Others	7,862	208	8,211	479	79
Pet Electronics Products	1,861	49	1,944	113	19
Rental and Management	1,800	(19)	5,622	784	266

Total operating segments	11,523	238	15,777	1,376	364
Corporate	-	-	8,978	-	-

Group	11,523	238	24,755	1,376	364

Operating income by segment equals total operating revenues less expenses directly attributable to the generation of the segment’s operating revenues.  Identifiable assets by segment are those assets that are used in the operation of that segment.  Corporate assets consist principally of cash and cash equivalents, investment in life insurance contracts, intangible assets and other identifiable assets not related specifically to individual segments.

Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (Continued)

(b)
The Company primarily operates in Hong Kong and the PRC.  The manufacture of components and their assembly into finished products and research and development are carried out in the PRC.  As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong and the PRC.

Total property, plant and equipment, net by geographical areas are as follows:

	March 31,	March 31,
	2017	2018
	$ in thousands	$ in thousands
Hong Kong	1,126	1,092
The PRC	9,168	9,342

Total property, plant and equipment	10,294	10,434

(c)	The following is a summary of net revenue by geographical areas constituting 10% or more of total revenue of the Company for the years ended March 31, 2016, 2017 and 2018:

	Year ended March 31,
	2016		2017		2018
	$ in thousands	%	$ in thousands	%	$ in thousands	%

United States	14,062	55	10,356	55	4,807	42
Germany	4,568	18	2,797	15	3,621	31
The PRC	2,737	11	1,590	8	2,054	18
Netherlands	1,901	8	2,299	12	87	1

	23,268	92	17,042	90	10,569	92

 Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

19	Business segment information (Continued)

(d)	The following is a summary of net revenue by customers constituting 10% or more of total revenue of the Company for the years ended March 31, 2016, 2017 and 2018:

		Year Ended March 31,
		2016		2017		2018
Customers	Segment	$ in thousands	%	$ in thousands	%	$ in thousands	%

Customer A	Scales	3,874	15	2,729	14	3,579	31
Customer B	Scales & Pet Electronics Products	1,738	7	1,563	8	1,662	14
Customer C	Scales	1,969	8	2,435	13	1,599	14
Customer D	Scales	14,145	56	8,472	45	1,115	10

		21,726	86	15,199	80	7,955	69

20	Long-term loan and long-term deposit received

In November 2017, the Company signed an agreement with a property developer in Shenzhen-- Fangda to cooperate in reconstructing and redeveloping the Shenzhen factory. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange.  During the year ended March 31, 2018, the Company received approximately $3,199,000 from Fangda as a deposit according to the agreement.  The Company will return this deposit in full (without interest) to Fangda when the redeveloped property is completed and the Company’s share of the redeveloped property is transferred to the Company, which is expected to take place in March 2023.  The Company has treated this deposit as a long-term loan and discounted it up to March 2023.  This liability is presented as a long-term loan and deposit received in our consolidated balance sheet as of March 31, 2018.

 Bonso Electronics International Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

21	Other income, net

Other income, net consisted of the following:

	Year Ended March 31,
	2016	2017	2018
	$ in thousands	$ in thousands	$ in thousands

Gain on disposal of property, plant and equipment	718	-	-
Gain on disposal of intangible assets	519	79	-
Gain from deregistration of subsidiaries	-	22	-
Other gains	724	453	342

Other income, net	1,961	554	342

22	Non-operating (expenses) / income, net

Non-operating (expenses) / income, net comprises the following:

	Year Ended March 31,
	2016	2017	2018
	$ in thousands	$ in thousands	$ in thousands

Interest income	15	8	191
Interest expense	(113)	(37)	(72)
Foreign exchange (loss) / gain	(23)	258	(353)

Non-operating (expenses) / income, net	(121)	229	(234)

23	Subsequent events

From April 1, 2018 to June 30, 2018, the Company repurchased an additional 83,322 shares of its common stock for an aggregate purchase price of approximately $262,000.