Form 20-F
period 2019-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2019-08-15
CIK 846546

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2019

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

COMMON STOCK, PAR VALUE $0.003

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

5,543,639 shares of common stock, $0.003 par value, at March 31, 2019 (including 872,866 shares that are held in treasury)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes [_ ] No [X]

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes [_ ] No [X]

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

Large Accelerated Filer   [_]   Accelerated Filer  [_]   Non-accelerated filer   [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   [X]

International Financial Reporting Standards as issued by the International Accounting Standards Board   [_]            Other [_]

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

The selected consolidated financial data as of March 31, 2018 and 2019 and for each of the three fiscal years ended March 31, 2017, 2018 and 2019 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars.  The selected consolidated financial data set forth below as of March 31, 2015, 2016 and 2017, and for each of the two fiscal years in the period ended March 31, 2015 and 2016, have been derived from our audited consolidated financial statements that are not included in this Annual Report.  The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data

(in 000s US$ except for shares and per share data)

	Year Ended March 31,
	2015(1)	2016(1)	2017(1)	2018	2019
	$	$	$	$	$
Net revenue	30,396	25,370	18,952	11,523	9,992
Cost of revenue	(23,742)	(17,081)	(11,274)	(6,958)	(6,035)
Gross profit	6,654	8,289	7,678	4,565	3,957
Selling, general and administrative expenses	(6,811)	(6,948)	(5,066)	(4,669)	(4,605)
Other income, net	619	1,961	554	342	108
Income / (loss) from operations	462	3,302	3,166	238	(540)
Non-operating (expenses) / income, net	(389)	(121)	229	(234)	77
(Loss) / income before income taxes	(73)	3,181	3,395	4	(463)
Income tax credit / (expense)	1,037	(310)	(600)	-	-
Net (loss) income	(1,110)	2,871	2,795	4	(463)
Net (loss) / earnings per share - basic(2)	$(0.21)	$0.55	$0.54	$0.00	$(0.10)
Weighted average shares	5,246,903	5,173,431	5,143,648	4,910,357	4,703,224
Net (loss) / earnings per share - diluted(2)	$(0.21)	$0.55	$0.53	$0.00	$(0.10)
Diluted weighted average shares	5,246,903	5,173,431	5,316,393	5,290,904	4,703,224

(1) Certain amounts in the statement of operations for the fiscal years ended March 31, 2015, 2016 and 2017 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2018.

(2) All potential common shares, including the stock options, are anti-dilutive and therefore excluded from the computation of diluted net (loss) / earnings per share.

Balance Sheet Data

(in 000s US$ except for shares and per share data)

	Year Ended March 31,
	2015	2016	2017	2018	2019
	$	$	$	$	$
Cash and cash equivalents, and fixed deposits maturing over three months	3,027	3,547	3,745	8,751	7,527
Working capital	(4,391)	(530)	2,499	7,016	6,249
Total assets	25,777	23,021	20,966	24,755	22,486
Current liabilities	13,429	8,137	5,244	4,369	4,155
Non-current financial liabilities at fair value	112	—	—	—	—
Total liabilities	13,922	8,443	5,371	7,666	7,337
Common stock	17	17	17	17	17
Stockholders’ equity	11,855	14,578	15,595	17,089	15,149
Dividends declared per share	—	—	—	—	—

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report.  The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

Recent trade policy initiatives announced by the United States administration against the PRC may adversely affect our business. On August 14, 2017, the President of the United States issued a memorandum instructing the U.S. Trade Representative (“USTR”) to determine whether to investigate, under Section 301 of the U.S. Trade Act of 1974 (Trade Act), laws, policies, practices, or actions of the PRC government that may be unreasonable or discriminatory and that may be harming U.S. intellectual property rights, innovation, or technology development. Based on information gathered in that investigation, the USTR published a report on March 22, 2018 on the acts, policies and practices of the PRC government supporting findings that certain such acts, policies and practices are unreasonable or discriminatory and burden or restrict U.S. commerce.

On March 8, 2018, the President exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including the PRC. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from the PRC that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against the PRC for alleged unfair trade practices. The President indicated that his two primary concerns to be addressed by the PRC were (i) a mandatory $100 billion reduction in the PRC/U.S. trade deficit and (ii) limiting the planned $300 billion PRC government support for advanced technology industries including artificial intelligence, semiconductors, electric cars and commercial aircraft. On June 15, 2018, the President announced that the U.S. would proceed with tariffs on $34 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the PRC government to impose tariffs on $34 billion worth of goods from the U.S., including beef, poultry, tobacco and cars. In response to the PRC’s proposed retaliatory measures, the President announced on June 19, 2018 that the U.S. would compile a list of $200 billion in Chinese goods for levies should the PRC move forward with their proposed tariffs. On August 7, 2018, the U.S. announced a tariff of 25% on approximately $16 billion worth of predominantly industrial goods from China, including tractors, plastic tubes and antennas, which went into effect on August 23, 2018. In response, on August 8, 2018, China announced a 25% tariff on $16 billion worth of U.S. goods, including large passenger cars, motorcycles, chemical items and diesel fuel, which also went into effect on August 23, 2018. On September 7, 2018, the President warned that he was prepared to impose tariffs on another $267 billion worth of Chinese goods, which, in addition to the other previously announced tariffs, would cover virtually all of China’s imports into the U.S. but, instead, on September 17, 2018 the U.S. imposed a 10% tariff on $200 billion worth of Chinese goods. On September 18, 2018, China retaliated with 5% tariffs on $60 billion of US goods. On May 10, 2019 the U.S. announced an increase from 10% to 25% in the tariff imposed on September 17, 2018 and on May 13, 2018 China announced increases from 5% to either 10%, 20% or 25% in the tariffs on many of the goods covered by the tariffs announced by on September 18, 2018. As of the date of this filing, the U.S. has applied 25% tariffs on US$250 billion worth of Chinese products. In response, China has imposed tariffs on $110 billion worth of U.S. goods.

In addition to the retaliatory tariffs, the President also directed the U.S. Secretary of the Treasury to develop new restrictions on PRC investments in the U.S. aimed at preventing PRC-controlled companies and funds from acquiring U.S. firms with sensitive technologies. The Foreign Investment Risk Review Modernization Act, which modernizes the restrictive powers imposed by the Committee on Foreign Investment in the United States, was signed by President Trump on August 13, 2018.

The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting China’s overall economic condition, which could have a negative impact on us. Furthermore, imposition of tariffs could have a negative impact on our supply chain and on foreign demand for our products and, thus, could have a material adverse impact on our business and results of operations. During the year ended March 31, 2019, approximately 32% of our sales were to customers in the United States.

We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar Or The Chinese Renminbi.  The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983.  The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB was allowed to move 0.3% on a daily basis against the U.S. Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%.  Following the removal of the U.S. Dollar peg, the RMB appreciated more than 20% against the U.S. Dollar over the following three years.  Since July 2008, however, the RMB has traded within a narrow range against the U.S. Dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. Dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the government of the People’s Republic of China (“PRC”) would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate.  Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.  As of July 31, 2019, the RMB was valued at 6.8833 per U.S. Dollar.  Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position and the value of our common shares and any dividends payable to our common shareholders in U.S. Dollars.

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

The Economy Of China Has Been Experiencing Significant Growth, Leading To Some Inflation and Increased Labor Costs.  The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 2.42% in June 2014 from the level in June 2013, 1.40% between June 2014 and June 2015, 1.90% between June 2015 and June 2016, 1.50% between June 2016 and June 2017, 1.90% between June 2017 and June 2018 and 2.70% between June 2018 and June 2019. China’s overall economy and the average wage in the PRC are expected to continue to grow. Continuing inflation and material increases in the cost of labor in China could diminish our competitive advantage.  If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC.  An economic slowdown may reduce our revenues.  If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

We Face Risks By Operating In China Because The Chinese Legal System Relating To Foreign Investment And Foreign Operations Such As Bonso’s Is Evolving And The Application Of Chinese Laws Is Uncertain.  The legal system of China relating to foreign investments is continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances.  The Chinese legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which decided legal cases have little precedential value.  In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  Legislation over the past 39 years has significantly enhanced the protections afforded to various forms of foreign investment in China.  Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent.  The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.  Further, various disputes may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.  Continued uncertainty relating to the laws in China and the application of the laws could have a material adverse effect upon us and our operations in China.

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

If Our Factories Were Destroyed Or Significantly Damaged As A Result of Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected.  All of our products are manufactured at our manufacturing facilities located in Xinxing, Guangdong, China.  Fire-fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $37 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings.  We do not maintain business interruption insurance.  Investors are cautioned that material damage to, or the loss of, our factories due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

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

Enforcement Of The Labor Contract Law, Minimum Wage Increases And Future Changes In The Labor Laws In China May Result In The Continued Increase In Labor Costs. On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, current annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions.  In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practices do not, or will not, violate the Labor Contract Law and other labor-related regulations. Between the fiscal years ended March 31, 2010 and 2015, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate.  In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for our labor in Shenzhen from RMB 1,100 (or approximately $162) per month to RMB 1,320 (or approximately $206) per month beginning April 1, 2011.  The minimum wage was increased to RMB 1,500 (or approximately $238) per month beginning February 1, 2012.  The minimum wage in Shenzhen was increased to RMB 1,600 (or approximately $254) per month beginning March 1, 2013, and later to RMB 1,808 (or approximately $293) per month beginning February 1, 2014. We started hiring workers in our Xinxing factory during the fiscal year ended March 31, 2013, and the minimum wage at that time in Xinxing was RMB 1,010 per month (or approximately $160). On May 1, 2015, the minimum wage at Xinxing was increased to RMB 1,210 per month  (or approximately $181 per month) and since July 1, 2018, it has been RMB 1,410 (or approximately $213) per month. We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facilities without substantially increasing our non-production salaries and related costs.  If we are subject to severe penalties or incur significant liabilities in connection with the enforcement of the Labor Contract Law, disputes or investigations, our business and results of operations may be adversely affected. Any future changes in the labor laws in the PRC could result in our having to pay increased labor costs.  There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

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

Risk Factors Relating to Our Business

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue.  If Sales To These Customers Do Not Continue, Then Our Sales Revenue Will Decline And Our Business Will Be Negatively Impacted.  During the fiscal year ended March 31, 2019, three customers accounted for 60% of our revenue.  Those same three customers accounted for 59% and 35% during the fiscal years ended March 31, 2018 and 2017, respectively. We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. Our largest customer prior to the fiscal year ended March 31, 2018, which accounted for 45% of our revenue during the fiscal year ended March 31, 2017 and 56% during the fiscal year ended March 31, 2016, ceased purchasing from us as of June 2017, causing a significant decrease in revenue. The loss of any of our remaining three largest customers would have a material negative impact on our sales revenue and our business.  There can be no assurance that we would be able to compensate for the loss of any of these major customers.

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

We Depend Upon Our Key Personnel, And The Loss Of Any Key Personnel, Or Our Failure To Attract And Retain Key Personnel, Could Adversely Affect Our Future Performance, Including Product Development, Strategic Plans, Marketing And Other Objectives.  The loss or failure to attract and retain key personnel could significantly impede our performance, including product development, strategic plans, marketing and other objectives.  Our success depends to a substantial extent not only on the ability and experience of our senior management, but particularly upon Anthony So, our Chairman of the Board and Andrew So, our Chief Executive Officer.  We do not have key man life insurance on either Mr. Anthony So or Mr. Andrew So.  To the extent that the services of either Mr. Anthony So or Mr. Andrew So would be unavailable to us, we would be required to obtain another person or persons to perform their duties.  We may be unable to employ another qualified person with the appropriate background and expertise to replace Mr. So on terms suitable to us.

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

Increased Prices For Raw Materials May Have A Negative Impact Upon Us.  The price level of raw materials increased in the fiscal years ended March 31, 2019, 2018 and 2017. The price of some of the raw materials fluctuates directly with the price of oil.  If oil prices increase in the future, it will likely result in a further increase in the costs of components to us, as well as an increase in our operating expenses, which could have a material adverse effect upon our business and results of operations.

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

Recent Changes In The PRC’s Labor Law Could Penalize Bonso If It Needs To Make Additional Workforce Reductions.  In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008.  It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts.  An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty.  Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations.  Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau.  During the fiscal year ended March 31, 2014, we paid severance payments of $1,194,000 for reducing our full workforce in Shenzhen, PRC as we moved our operations to the new factory in Xinxing, and the accumulated provision was approximately $437,000 as of March 31, 2019 (2018: $396,000; 2017: $297,000; 2016: $317,000; 2015: $256,000). This accrued severance payment allowance is reviewed every year.  We may incur much higher costs under China’s labor laws if we are forced to downsize again, and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

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

We Are Controlled By Our Management, Whose Interests May Differ From Those Of The Other Shareholders.  As of June 30, 2019, Mr. Anthony So, our founder and Chairman, owned approximately 49.0% of our outstanding shares of common stock. Andrew So, our Chief Executive Officer and President, owned approximately 9.7% of our outstanding shares. Albert So, our Chief Financial Officer, owned approximately 5.4% of our outstanding shares. The record ownership of Mr. Anthony So, Mr. Andrew So and Mr. Albert So aggregates 64.1% of the shares entitled to vote. The other directors of the Company own of record 3.4% of the shares entitled to vote. Accordingly, the existing management and directors of the Company can vote in the aggregate 67.5% of the shares entitled to vote. As a result, the current directors and management of the Company are in a position to elect the Board of Directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities.  The current directors and management may be able to prevent or cause a change in control of the Company.  We also may be prevented from entering into transactions that could be beneficial to us without the current directors’ and management’s consent.  The interest of our largest shareholders may differ from the interests of other shareholders. There are no agreements, understandings or commitments among the members of the Board to vote their shares in any specific manner or to vote collectively for or against any matter that may come before the shareholders.

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

A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2019, based on criteria set forth by the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  We have experienced material weaknesses in our internal controls for several years; however, management has been unable to implement effective remediation measures.

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

Due To Inherent Limitations, There Can Be No Assurance That Our System Of Disclosure And Internal Controls And Procedures Will Be Successful In Preventing All Errors Or Fraud Or In Informing Management Of All Material Information In A Timely Manner.  Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud.  A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Management has concluded that the Company’s disclosure controls and procedures for the fiscal year ended March 31, 2019, were ineffective.

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

Compliance Costs With The Securities Laws, The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), The Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), And Other Regulatory Initiatives Have Increased and May Continue to Increase Our Costs. Changes in corporate governance practices due to the Dodd-Frank Act and the Sarbanes-Oxley Act, changes in the continued listing rules of the NASDAQ Stock Market, new accounting pronouncements and new regulatory legislation, rules or accounting changes have increased our cost of being a U.S. public company and may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have made some activities more time-consuming and have increased financial compliance and administrative costs for public companies, including foreign private issuers like us. In addition, any future changes in regulatory legislation, rules or accounting may cause our legal and accounting costs to further increase. In addition, these new rules and regulations require increasing time commitments and resource commitments from our company, including from senior management. This increased cost could negatively impact our earnings and have a material adverse effect on our financial position and results of operations. Further, the new rules may increase the expenses associated with our director and officer liability insurance.

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

Our Results Could Be Affected By Changes In Currency Exchange Rates.  Changes in currency rates involving the Hong Kong Dollar or Chinese Renminbi could increase our expenses.  During the fiscal years ended March 31, 2017 and 2018 our financial results were affected by currency fluctuations, resulting in a total foreign exchange gain of approximately $258,000 and a total foreign exchange loss of approximately $353,000, respectively.  During the fiscal year ended March 31, 2019, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $21,000.  Generally, our revenues are collected in United States Dollars and Chinese Renminbi.  Our costs and expenses are paid in United States Dollars, Hong Kong Dollars and Chinese Renminbi.  We face a variety of risks associated with changes among the relative value of these currencies.  Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations.  If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected.  In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations.  If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union.  This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world.  If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

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

Our Income From The Rental and Management Segment Will Drop Due To The Termination Of The Lease Agreement For Rental Of Our Shenzhen Factory. Previously, we derived a majority of our rental income from the rental of our Shenzhen factory facility. That lease was terminated as at January 31, 2019, and management was unable to lease the factory to another tenant. Assuming appropriate governmental approvals are obtained, of which there can be no assurance, development of the Shenzhen factory site will begin in late 2019. It will be several years before development is completed and before we will have any revenues relating to the redevelopment of the Shenzhen factory property. During that time there will not be rents generated from our Shenzhen factory facility.  However, we believe that we will have sufficient cash reserves plus cash flow from the rental of factory space at Xinxing and from manufacturing for our operations to continue and to meet the Company’s liquidity requirements.

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

BALANCE OF PAGE INTENTIONALLY LEFT BLANK

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

BEL also has one active PRC subsidiary, Bonso Electronics (Shenzhen) Company, Limited (“BESCL”), which is organized under the laws of the PRC and was used to manufacture our products until January 2014.   BESCL leased its factory to a third party from August 2013 to August 2019; however, the tenant terminated the lease as at January 31, 2019, and the Company was unable to lease the factory. Effective with the transfer of manufacturing operations to Xinxing, we ceased manufacturing in this subsidiary. Subject to receiving the necessary governmental approvals, we will commence reconstruction of the existing Shenzhen factory into a high-rise industrial and commercial complex through our agreement with a property developer in Shenzhen (“Fangda”), which is described below under “Business Overview.”

BATL has two active PRC subsidiaries, Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”), which is organized under the laws of the PRC and is used to acquire and hold our new manufacturing facility in Xinxing, Guangdong, China, and Bonso Technology (Shenzhen) Company Limited (“BTL”), in Shenzhen, PRC, which provides product design and distribution services for the Group.

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

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2017, 2018 and 2019:

	Year ended March 31,
Product Line	2017	2018	2019
Scales and Others	83%	68%	67%
Pet Electronic Products	9%	16%	14%
Rental and Management	8%	16%	19%
Total	100%	100%	100%

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

The lease with the third party for the Shenzhen factory was terminated as at January 31, 2019. We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high-end commercial complex, containing retail space, office space and some residential space. In July 2017, we signed a letter of intent, and in November 2017, we signed the definitive agreement with a property developer in Shenzhen (“Fangda”) to cooperate in reconstructing and redeveloping the Shenzhen factory. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. In July 2018, we signed a supplementary agreement with Fangda to modify our approach in obtaining government approvals.  Under the terms of the agreement, Fangda is responsible for applying for necessary government approvals and for financing and handling the redevelopment project.  The agreement provides that both companies will share the redeveloped property after reconstruction/redevelopment is completed with Bonso holding a 45% interest in the total floor area. However, the final sharing ratio is subject to government approval of the total floor area.  Fangda is in the process of obtaining necessary governmental approvals.  We anticipate completing the approval process in 2019; however, there can be no assurance that we will be successful in obtaining all necessary approvals.  If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

In addition, since October 2016 we have leased excess space and equipment in our Xinxing facility to third parties in order to supplement our manufacturing revenues, and in June 2018, we completed construction of two additional buildings at our Xinxing facility that are being leased to third parties. See “Property, Plant and Equipment – China.”

Our principal capital expenditures on property, plant and equipment over the last three years are set forth below:

	On March 31,
	2017	2018	2019
Property, plant & equipment and land use rights	$289,000	$364,000	$592,000

Our capital expenditures include construction-in-progress, leasehold improvement and the purchase of machinery used in the production of certain of our products.

All of the foregoing capital expenditures were financed principally from internally generated funds, except for three motor vehicles purchased with capital leases.

Business Strategy

Management of the Company believes that is in the best interest of the Company and our shareholders to further expand the Rental and Management segment. Since 2013, the Company has leased its entire Shenzhen facility, consisting of seven buildings for a total of approximately 375,000 square feet, to an unaffiliated third party, and it is also currently leasing an aggregate of approximately 236,000 square feet of its Xinxing facility to unaffiliated third parties. In addition, the Company, through its partner, Fangda, is in the process of applying for the required permits to redevelop the Shenzhen facility into a high-end commercial complex, containing retail space, office space and some residential space, all of which is intended to be leased out.  Management believes that the Rental and Management segment will increase and constitute a more significant part of our total revenues in the future.

Scales, Pet Electronic Products and Other Segments

Products.  Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.  These products accounted for 82% of revenue for the fiscal year ended March 31, 2017, 67% for 2018 and 66% for 2019.  We believe that our sensor-based scale products will continue to be a major portion of our scales revenue as we are able to secure orders from our major customers.

During the fiscal year ended March 31, 2013, the Company began to produce certain pet electronic products, including a bark control device.  These products accounted for 9% of revenue for the fiscal year ended March 31, 2017, 16% for 2018 and 14% for 2019.

We also receive revenue from certain customers for the development and manufacture of tooling and moulding for scales and pet electronic products although most of the tools and moulds that we produce are used by us for the manufacture of our products.  We also generate some sales of scrap materials.  These revenues accounted for approximately 1% of net sales for each of the last three fiscal years.

The following table sets forth the percentage of net revenue for each of the product lines mentioned above for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal Year Ended March 31,
Product Line	2017	2018	2019
Scales	82%	67%	66%
Pet Electronic Products	9%	16%	14%
Other	1%	1%	1%
Total	92%	84%	81%

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

Increased Focus upon Manufacturing and Selling Higher Margin Products and the Elimination or Decrease in the Production and Sale of Lower Margin Products.  Since 2015 we have focused upon eliminating the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. We advised our largest customer for these low margin electronic scale products that without substantial price increases, we would not be in position to continue manufacturing these products in the calendar year beginning January 1, 2015. That customer did not agree to the price increases that we requested, and has shifted this business to alternative suppliers.  With the decrease in the production and sale of lower margin products, the Company increased its gross profit from 21.9% for the fiscal year ended March 31, 2015, to 32.7% for the fiscal year ended March 31, 2016, 40.5% for the fiscal year ended March 31, 2017, 39.6% for the fiscal year ended March 31, 2018 and 39.6% for the fiscal year ended March 31, 2019.

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

Net export sales to customers in the United States and Europe constituting 10% or more of total revenue of the Company consisted of the following for each of the three years ended March 31, 2017, 2018 and 2019.

	Year ended March 31,
	2017		2018		2019
	$ in thousands	%	$ in thousands	%	$ in thousands	%
United States of America	10,356	55	4,807	42	3,184	32
Germany	2,797	15	3,621	31	3,760	38
Netherlands	2,299	12	87	1	–	–
Total	15,452	82	8,515	74	6,944	70

We maintain a marketing and sales team of ten people.  Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customers’ specific needs.  We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and through trade shows and via e-mail, our website and facsimile.  Commission payments of approximately $11,000 were paid to the sales team during the fiscal year ended March 31, 2019 (2018: $13,000; 2017: $nil).

Our major sensor-based electronic scale products and pet electronic products customers and their percentage of sales revenue for the prior three fiscal years are below:

Percent of Sales – Year ended March 31,

Customer	2017	2018	2019
Customer A	14%	31%	37%
Customer C	13%	14%	12%
Customer B	8%	14%	10%
Customer E	6%	9%	10%
Customer D(1)	45%	10%	–

(1)  This customer is no longer purchasing from us as of June 2017.

Component Parts and Suppliers.  We are not dependent upon any single supplier for key components.  We purchase components for our products primarily from suppliers in Japan, Taiwan, Hong Kong and China.

We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier to allow for longer delivery lead times.  Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products.  The price level of certain raw materials increased in the fiscal year ended March 31, 2018 compared to that in the fiscal year ended March 31, 2017 and increased in the fiscal year ended March 31, 2019 compared to the fiscal year ended March 31, 2018.

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

Product Research and Development.  The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEMs, OBMs and ODMs.  We believe our engineering and product development capabilities are important to the future success of our business.  As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications.  Some of our product design, research and development activities are customer funded and are under agreements with specific customers for specific products.  To reduce costs, we conduct our research and development at our facilities in China.  We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong.  At March 31, 2019, we employed nine individuals in Hong Kong and China for our engineering staff, who are at various times engaged in research and development.

Competition.  The manufacture and sale of electronic sensor-based and wireless products is highly competitive.  Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological quality and other continuous product improvement.  There can be no assurance that we will enjoy the same degree of success in these efforts in the future.  Research and development expenses aggregated approximately $158,000, $152,000 and $175,000 during the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

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

Foreign Operations.  Our products are manufactured at our factory located in China.  While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China have arisen that threaten the status quo involving trade between the United States and China. The U.S. government has recently imposed tariffs on certain foreign goods, including some of the Company’s products, and has indicated a willingness to impose tariffs on imports of other products.  Related to this action, certain foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods, and have indicated a willingness to impose additional tariffs on U.S. products. It remains unclear what the U.S. government or foreign governments will or will not do with respect to recent or future tariffs or other international trade agreements and policies. A trade war or other governmental action related to tariffs or international trade agreements or policies has the potential to adversely impact our supply chain and foreign demand for our products and, thus, to have a material adverse effect on our business and results of operations. During the fiscal year ended March 31, 2019, the United States accounted for approximately 32% of net export sales of our manufactured products as opposed to 42% and 55% for the years ended March 31, 2018 and 2017.

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

Rental and Management Segment

Since 2014, when we leased our Shenzhen manufacturing facility to a third party, we have gradually been developing a rental and management segment of our business.  The lease with the third party for the Shenzhen factory was terminated as at January 31, 2019. We currently lease approximately 236,000 square feet of space to third parties for an aggregate gross monthly income of approximately RMB 302,000, or $45,000. During the fiscal year ended March 31, 2019, rental and management income accounted for approximately 19% of our net income. A description of the leases of factory space and equipment that we have entered into is set forth below under “Real Property.”

Real Property. A description of our real properties follows:

Hong Kong.  We own a residential property in Hong Kong, which is located at Savanna Garden, House No. 27, Tai Po, New Territories, Hong Kong.  House No. 27 consists of approximately 2,475 square feet plus a 177 square foot terrace and a 2,308 square foot garden area.  The use of House No. 27 is provided as quarters to Mr. Anthony So, the Chairman of the Company.

China.  Our Shenzhen factory is located in the DaYang Synthetical Development District, close to the border between Hong Kong and China.  This factory consists of one factory building, which contains approximately 186,000 square feet, two workers’ dormitories, containing approximately 103,000 square feet, a canteen and recreation center of approximately 26,000 square feet, an office building, consisting of approximately 26,000 square feet, and two staff quarters for supervisory employees, consisting of approximately 34,000 square feet, for a total of approximately 375,000 square feet.  The Company entered into a rental agreement in June 2013 to rent out the Shenzhen factory to a third party from August 2013 to July 31, 2019.  However, in December 2018, the local environmental protection bureau ordered the tenant to cease production of its primary products as a result of the imposition of higher pollution standards resulting from the conversion two years ago of a nearby industrial factory to residential buildings.  The tenant terminated the lease agreement as at January 31, 2019 and relocated, and the Company was not able to find another tenant. As a result the Company lost the monthly rental income of approximately $107,000 per month.

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

In November 2018, the Company paid a deposit of approximately RMB 6,035,000, or approximately $905,000, to a third party for a residential unit in Shenzhen. This unit, namely Unit 302, 5th Building, Hua Qiang City, is located at Feng Tang Road in Fu Hai, Bao An, Shenzhen. This unit, consisting of 1,354 square feet, is located near our existing Shenzhen factory and will be utilized as quarters for the senior officers of the Company during their visit and monitoring of the redevelopment of the Shenzhen factory.

In addition, we own two office units in Beijing, namely Units 12 and 13 on the third floor, Block A of Sunshine Plaza in Beijing, China.  Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet.  One unit is rented to an unaffiliated third party for an aggregate monthly rental of approximately RMB 19,000, or approximately $3,000, while the other unit is rented to another unaffiliated third party for an aggregate monthly rental of approximately RMB 12,000, or approximately $2,000.

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

The Company entered into a rental agreement in September 2015 to rent out approximately 28,000 square feet of the factory building to another third party from September 2015 to February 2019. We received a monthly rental income of approximately RMB 26,000, or approximately $4,000, under that rental agreement.  In July 2016, the Company entered into another rental agreement to rent out another 28,000 square feet of the factory building to this third party from July 2016 to February 2019. These two rental agreements ended in February 2019 without renewal. In June 2018, the Company entered into another rental agreement to rent out another 42,000 square feet of the factory building to this third party from June 2018 to June 2024.  The total floor area rented to this third party and its related companies currently is approximately 55,000 square feet.  We receive a total monthly rental income of approximately RMB 60,000, or approximately $9,000, under that rental agreement.

The Company entered into a rental agreement in October 2016 to rent out approximately 29,000 square feet of the factory building to another third party from October 2016 to September 2018.  We received a monthly rental income of approximately RMB 27,000, or approximately $4,000, under that rental agreement.  This lease has been renewed at a monthly rental income of approximately RMB 38,000 or approximately $6,000, and this renewed rental agreement will end in September 2024.

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

In addition, the Company entered into a rental agreement in February 2019 to rent out approximately 24,000 square feet of the factory building to another third party from February 2019 to January 2021.  We receive a monthly rental income of approximately RMB 29,000, or approximately $4,000, under that rental agreement.

The Company entered into a rental agreement in December 2016 to rent out 957 square feet of an apartment unit in Shenzhen to a third party from December 2016 to November 2018.  We received a monthly rental income of approximately RMB 2,800, or approximately $400 under that rental agreement. The rental agreement was renewed up to November 2019 with a monthly rental income of approximately RMB 3,000, or approximately $400, and we expect to renew this rental agreement with the same rent.

Item 4A.  Unresolved Staff Comments

Not Applicable to Bonso.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 3. – “Key Information – Selected Financial Data” and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

During the fiscal year ended March 31, 2019, the Company experienced decreased revenues from our scales and pet electronic products segments and increased revenues from our rental and management segment.

We derive our revenues principally from the sale of sensor-based scales manufactured in China, which represent 67% of total revenue for the fiscal year ended March 31, 2019.  As mentioned in Item 3. – “Key Information – Risk Factors,” we are dependent upon a limited number of major customers for a significant portion of our revenues.  Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers.  Further, the pricing of our scale products is becoming increasingly competitive, especially to our customers in the United States and Germany, who together contributed approximately 70% of our revenue during the fiscal year ended March 31, 2019.

During the fiscal year ended March 31, 2019, we derived approximately $1,896,000 of rental and management income from leasing our facilities to third parties.

Net revenue, income/(loss) from operations and net income/(loss) were approximately $18,952,000, $3,166,000 and $2,795,000, respectively, for the fiscal year ended March 31, 2017, $11,523,000, $238,000 and $4,000, respectively, for the fiscal year ended March 31, 2018 and $9,992,000, ($540,000) and ($463,000), respectively, for the fiscal year ended March 31, 2019.

Labor costs per worker are increasing in China. In Xinxing, Guangdong, PRC, the minimum wage was RMB 1,010 (or approximately $160) per month beginning in May 1, 2013, RMB 1,210 (or approximately $181) per month beginning in May 1, 2015, and since July 1, 2018 it has been RMB 1,410 (or approximately $213). We believe that future increases in labor costs in China would have a significant effect on our total production costs and results of operations.  Our labor costs represented approximately 14.0% of our total production costs in the fiscal year ended March 31, 2019, compared to 13.2% in the fiscal year ended March 31, 2018 and 10.6% in the fiscal year ended March 31, 2017. Total labor costs decreased from approximately $919,000 in the fiscal year ended March 31, 2018 to approximately $844,000 in the fiscal year ended March 31, 2019. The decrease in overall labor costs was the result of reduced sales in the fiscal year ended March 31, 2019. There can be no assurance that labor costs will not increase in the future or that any future increase in labor costs will not have a material adverse effect upon our results of operations.

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

We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future.  The price of raw materials has increased over each of the last three fiscal years. There can be no assurance that raw material costs will not fluctuate or that any future increase in raw material costs will not have a material adverse effect upon our results of operations.

In 2014 we analyzed our product mix and concluded that it would be advisable to eliminate the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. With the decrease in the production and sale of lower margin products, the Company has increased its gross profit from 21.9% for the fiscal year ended March 31, 2015, to 39.6% for the fiscal year ended March 31, 2019.

Operating Results

The following table presents selected statement of operations data expressed in thousands of United States Dollars and as a percentage of revenue for the fiscal years indicated below:

Statement of Operations Data	Year Ended March 31,
	2017 (1)		2018		2019
	$‘000	%	$’000	%	$’000	%

Net revenue - scales	15,814	83.4	7,862	68.2	6,686	66.9
Net revenue - pet electronic products	1,662	8.8	1,861	16.2	1,410	14.1
Net revenue - rental and management	1,476	7.8	1,800	15.6	1,896	19.0

Net revenue - subtotal	18,952	100.0	11,523	100.0	9,992	100.0

Cost of revenue - scales	(9,428)	(49.7)	(4,809)	(41.7)	(4,340)	(43.4)
Cost of revenue - pet electronic products	(991)	(5.3)	(1,139)	(9.9)	(915)	(9.2)
Cost of revenue - rental and management	(855)	(4.5)	(1,010)	(8.8)	(780)	(7.8)

Cost of revenue - subtotal	(11,274)	(59.5)	(6,958)	(60.4)	(6,035)	(60.4)

Gross profit - scales	6,386	33.7	3,053	26.5	2,346	23.5
Gross profit - pet electronic products	671	3.5	722	6.3	495	5.0
Gross profit - rental and management	621	3.3	790	6.8	1,116	11.2

Gross profit - subtotal	7,678	40.5	4,565	39.6	3,957	39.6

Selling, general and administrative expenses	(5,066)	(26.7)	(4,669)	(40.5)	(4,605)	(4.6)
Other income, net	554	2.9	342	3.0	108	1.1

Income / (loss) from operations	3,166	16.7	238	2.1	(540)	(5.4)

Non-operating (expenses) / income, net	229	1.2	(234)	(2.0)	77	0.8

Income / (loss) before income taxes	3,395	17.9	4	–	(463)	(4.6)
Income tax expense	(600)	(3.2)	–	–	–	–

Net income / (loss)	2,795	14.7	4	–	(463)	(4.6)

(1) Certain amounts in the statement of operations for the fiscal year ended March 31, 2017 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2018.

Fiscal year ended March 31, 2019 compared to fiscal year ended March 31, 2018

Net Revenue.  Our revenue decreased approximately $1,531,000, or 13.3%, from approximately $11,523,000 for the fiscal year ended March 31, 2018 to approximately $9,992,000 for the fiscal year ended March 31, 2019. The decrease was mainly related to a decrease in sales revenue of approximately $1,176,000 in our scales segment and a decrease of approximately $451,000 from the pet electronic products segment, offsetting an increase of approximately $96,000 from the rental and management segment.

The decrease in sales revenue from scales segment was primarily due to lower demand of our scales products during the fiscal year ended March 31, 2019 since one of the major customers has stopped purchasing from us as of June 2017 and we completed all prior orders for that customer during the fiscal year ended March 31, 2019.

The revenue decrease in the pet electronic products segment was due to lower demand of our pet electronic products to be exported to the United States and decreased orders from a major customer.

The revenue increase in the rental and management segment was due to increased floor area rented out in our Xinxing factory.

Gross Profit.  Gross profit as a percentage of revenue remained at approximately 39.6% during the fiscal year ended March 31, 2019, as compared to approximately 39.6% during the fiscal year ended March 31, 2018.  The same level of gross margin was primarily the result of same cost structure for the two years.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased by approximately $64,000, or 1.4%, from approximately $4,669,000 for the fiscal year ended March 31, 2018 to approximately $4,605,000 for the fiscal year ended March 31, 2019.  The decrease was primarily the result of reduced salaries and related costs during the fiscal year ended March 31, 2019, as compared to those during the fiscal year ended March 31, 2018.

Other Income, Net.  Other income, net decreased approximately $234,000 or 68.4% from approximately $342,000 for the fiscal year ended March 31, 2018 to approximately $108,000 for the fiscal year ended March 31, 2019.  The decrease was primarily the result of lower gain from investment of financial instruments and less government subsidies received during the fiscal year ended March 31, 2019.

Income / (Loss) from Operations.  As a result of the factors described above, income from operations decreased by 326.9% from a profit of approximately $238,000 for the fiscal year ended March 31, 2018 to a loss of approximately $540,000 for the fiscal year ended March 31, 2019.

Non-operating (Expenses) / Income, Net.  Non-operating (expenses) / income, net increased approximately $311,000 or 132.9% from a loss of approximately $234,000 for the fiscal year ended March 31, 2018 to an income of approximately $77,000 for the fiscal year ended March 31, 2019.  The increase was primarily the result of an increase in interest income resulting from more bank deposits placed for fixed deposits.

Income Tax Expense.  Income tax expense was $nil during the fiscal year ended March 31, 2019, as compared to an income tax expense of $nil during the fiscal year ended March 31, 2018.

Net Income / (Loss).  As a result of the factors described above, consolidated net income decreased from approximately $4,000 for the fiscal year ended March 31, 2018 to a net loss of approximately $463,000 for the fiscal year ended March 31, 2019, a decrease in income of approximately $467,000, or 11,675.0%.

Foreign Currency Translation Adjustments, Net of Tax. Foreign currency translation adjustments, net of tax, decreased from a gain of approximately $2,062,000 for the fiscal year ended March 31, 2018 to a loss of approximately $1,113,000 for the fiscal year ended March 31, 2019, a decrease of approximately $3,175,000, or 154.0%.  The decreased foreign currency translation gain, net of tax, was primarily the result of the reduced amount of assets denominated in Chinese RMB since the Chinese RMB depreciated against the USD from March 31, 2018 to March 31, 2019.

Comprehensive Income.  As a result of the factors described above, comprehensive income decreased from approximately $2,066,000 for the fiscal year ended March 31, 2018 to a loss of approximately $1,576,000 for the fiscal year ended March 31, 2019, a decrease of approximately $3,642,000, or 176.3%.

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017

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

Impact of Inflation

Although we believe that the impact of inflation on our business was minimal during the fiscal year ended March 31, 2017 due to the lower price of oil, we believe that inflation did affect our business during the fiscal years ended March 31, 2018 and 2019. The minimum wage in Xinxing, PRC was increased from RMB 1,010 per month (or approximately $160) to RMB 1,210 per month (or approximately $181) as of May 1, 2015, and then to RMB 1,410 per month (or approximately $213) as of July 1, 2018.  We believe that inflation will continue to increase our operating costs and the cost of raw materials and that it will have a significant impact upon us in the future.  We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production costs in order to keep pace with inflation.  Oil prices have been volatile in recent years.  If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations.  Further, the increase in labor costs and operating costs in the PRC has had a material impact on our profitability.

Taxation

The companies comprising the Group are subject to tax on an entity basis on income arising in, or derived from, Hong Kong and the PRC.  The current rate of taxation of the subsidiary operating in Hong Kong is 16.5%.  However, BATL, which operates in Hong Kong, is subject to a Hong Kong profits tax rate of 8.25% on its first HKD 2 million of estimated assessable profits and at 16.5% on the remaining estimated assessable profits. The Group is not subject to income taxes in the British Virgin Islands.

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

Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes.  Such dividends are not eligible for the 50% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).  Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders.  You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.

In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

Foreign Currency Exchange Rates

We sell most of our products to international customers.  Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia.  Other markets are other European countries (such as the United Kingdom), Australia and Africa.  Sales to international customers are made directly by us to our customers.  We sell all of our products in United States Dollars and Chinese Renminbi and pay for our material components principally in United States Dollars, Hong Kong Dollars and Chinese Renminbi.  Most factory expenses incurred are paid in Chinese Renminbi.  Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk arose from potential fluctuations in the Chinese Renminbi and a devaluation in United States Dollars.  For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year. During the fiscal year ended March 31, 2019, we experienced a foreign currency exchange loss of approximately $21,000.

A summary of our debts from our banking facilities utilized as at March 31, 2018 and 2019 which were subject to foreign currency risk is as follows:

	March 31, 2018	March 31, 2019
	$ in thousands	$ in thousands

Hong Kong dollars	99	445

The amount above is due within one year.

Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar.  However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar.  China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange.  China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996.  These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon.  From 1994 until July 2005, the Chinese Renminbi had remained stable against the United States Dollar at approximately 8.28 to 1.00 United States Dollar.  On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won.  Under the rules, the RMB was allowed to move 0.3% on a daily basis against the United States Dollar.  The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%.  On June 20, 2010, the People's Bank of China increased the flexibility of the exchange rate and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the United States Dollar, although the value of the Renminbi depreciated approximately 2.5% against the United States Dollar in 2014. In August 2015, the People's Bank of China changed the way it calculates the mid-point price of Renminbi against the United States Dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 5.8% against the United States Dollar, and from December 31, 2015 through May 20, 2016, the value of the Renminbi further depreciated approximately 1.1% against the United States Dollar. From May 20, 2016 to July 14, 2017, the value of Renminbi further depreciated approximately 3.5% against the United States Dollar, and from July 2017 to July, 2018 it appreciated by approximately 1.2% against the U.S. Dollar.  From July 2018 to July 2019, it depreciated by approximately 2.8% against the U.S Dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the United States Dollar. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the United States Dollar in the future.  As of July 14, 2019, the RMB was valued at 6.8802 per U.S. Dollar as compared to 6.6926 per U.S. Dollar as of July 14, 2018.

To manage our exposure to foreign currency and translation risks, we may purchase currency exchange forward contracts, currency options or other derivative instruments, provided such instruments may be obtained at suitable prices.

Liquidity and Capital Resources

We have financed our growth and cash needs to date primarily from internally generated funds and bank debt.  We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity.  Our primary uses of cash have been to fund upgrades to our manufacturing facilities and purchases of equipment and toolings.

Operating activities generated approximately $15,000 of net cash for the fiscal year ended March 31, 2019, as compared to approximately $2,786,000 of net cash for the fiscal year ended March 31, 2018.  This decrease in the amount of cash generated by operating activities was primarily attributable to a decrease in net income during the fiscal year ended March 31, 2019 as discussed above.

As of March 31, 2019, we had approximately $7,527,000 in cash and cash equivalents, as compared to approximately $8,751,000 in cash and cash equivalents as of March 31, 2018.  Working capital at March 31, 2019 was approximately $6,249,000, as compared to approximately $7,016,000 at March 31, 2018.  The decrease in working capital was primarily the result of an increase in acquisition of property, plant and equipment during the fiscal year ended March 31, 2019.  We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases.  We believe our working capital is sufficient for our present requirements.

As of March 31, 2019, we had approximately $600,000 in net trade receivables, as compared to approximately $794,000 as of March 31, 2018.  This decrease of approximately $194,000 was primarily attributable to lower sales revenue for the fiscal year ended March 31, 2019.

As of March 31, 2019, we had approximately $829,000 in inventories, as compared to approximately $1,012,000 as of March 31, 2018.  This decrease of approximately $183,000 was primarily attributable to a lower inventory level required as a result of lower sales revenue.

As of March 31, 2019, we had a total of approximately $443,000 in notes and accounts payable, as compared to approximately $1,023,000 as of March 31, 2018.  The decrease of approximately $580,000 was primarily attributable to a decrease in raw materials purchased during the fiscal year ended March 31, 2019.

As of March 31, 2019, we had in place general banking facilities with one financial institution with amounts available aggregating approximately $5,128,000 (2018: $5,128,000).  Such facility includes the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans, long-term loans and financial instruments including forward contracts.  As of March 31, 2019, we had utilized approximately $445,000 from this general banking facility.  Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association, and the People’s Bank of China’s loan benchmark interest rate.  The bank credit facility is collateralized by our bank guarantee and an investment property of the Company.  Our bank credit facility is due for renewal annually.  We anticipate that the banking facilities will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year.  During the fiscal years ended March 31, 2018 and 2019, we paid a total of approximately $10,000 and $23,000, respectively, in interest on indebtedness.

Our current ratio decreased from 2.61 as of March 31, 2018 to 2.50 as of March 31, 2019.  Our quick ratio decreased from 2.37 as of March 31, 2018 to 2.30 as of March 31, 2019.

As of March 31, 2019, we expect to spend approximately $41,000 on additional construction, leasehold improvements, new machinery and tooling in our Xinxing manufacturing facility in the next twelve months.

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

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2019:

		Payments due by Period
	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Bank loans	445	445	—	—	—
Operating leases	463	112	219	132	—
Capital leases(1)	33	28	5	—	—
Construction in Xinxing, and mould	41	41	—	—	—
Income tax liabilities	—	—	—	—	—
Total	982	626	224	132

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

Revenue Recognition

Effective April 1, 2018, the Company adopted the new guidance of ASC Topic 606, “Revenue from Contracts with Customers (Topic 606)”, which supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition”. Topic 606 requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

Product sales

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of electronic scales and pet electronic products directly to customers. The Company sells goods to customers based on purchase orders received from the customers. The Company has determined there is one performance obligation for each model included in the purchase orders. The performance obligation is considered to be met and revenue is recognized when the customer obtains control of the goods, which is generally the point at which products are leaving the ports of Hong Kong, Shenzhen or Nansha (Guangzhou). The Company did not recognize any revenue from contracts with customers for performance obligations satisfied overtime during the year ended March 31, 2019. The timing of revenue recognition is not impacted by the new standard.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of any sales return, surcharges and value-added taxes on gross sales. The Company allocates the transaction price to each performance obligation based on the purchase orders. Customers are required to pay over an agreed-upon credit period, usually between 15 to 60 days. In certain circumstances, the Company will request a deposit from a customer. Customers’ deposits are settled part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of the outstanding bill, the customer is required to pay over an agreed-upon credit period, usually between 0 to 15 days.

Return rights

The Company does not provide its customers with a right of return or production protection. Each customer is required to perform a product quality check before accepting delivery of goods. The Company provides to certain customers an additional one to two percent of the quantity of certain products ordered in lieu of a warranty, which is recognized as cost of sales when these products are shipped to customers from the Company’s facilities.

Value-added taxes and surcharges

The Company presents revenue net of value-added taxes (“VAT”) and surcharges incurred. Surcharge are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. VAT, business taxes and surcharges collected from customers, net of VAT paid for purchases, are recorded as a liability in the consolidated balance sheets until these are paid to the tax authorities.

Outbound freight and handling costs

The Company accounts for product outbound freight and handling costs as fulfillment activities and present the associated costs in selling, general and administrative expenses in the period in which it sells the product.

Disaggregation of revenue

The Company disaggregates its revenue from different types of contracts with customers by principal product categories, as the Company believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 19 to our Consolidated Financial Statements included elsewhere in this Annual Report for product revenues by segment.

Contract balances

The Company did not recognize any contract asset as of April 1, 2018 and March 31, 2019. The timing between the recognition of revenue and receipt of payment is not significant. The Company’s contract liabilities consist of deposits received from customers. As of April 1, 2018 and March 31, 2019, the balances of the contract liabilities are approximately $57,000 and $17,000, respectively. All contract liabilities at the beginning of the year ended March 31, 2019 were recognized as revenue during the year ended March 31, 2019 and all contract liabilities as of year ended March 31, 2019 are expected to be realized in the following year. As of April 1, 2019, the adoption of ASU 606 did not have a material impact on the Company’s consolidation financial statements.

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

Amounts in the consolidated financial statements related to income taxes are calculated using the principles of ASC 740 and ASU 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.”  ASC 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting bases and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Future tax benefits, such as net operating loss carry forwards, are recognized as deferred tax assets.  Recognized deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Trend Information

We continue to be dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations.  As of March 31, 2019, our backlog of manufacturing orders was approximately $679,000 as compared to approximately $1,641,000 as of March 31, 2018.  We expect that the demand for our products in the fiscal year ending March 31, 2020 will be similar to that in the fiscal year ended March 31, 2019.

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

Recent Accounting Pronouncements

The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

In February 2016, the FASB issued ASU 2016-02, "Leases (Subtopic 842)" ("ASU 2016-02"), and associated ASUs related to Topic 842, which requires an entity that leases assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Leases will be classified as either financing or operating, similar to current accounting requirements, with the applicable classification determining the pattern of expense recognition in the statement of operations. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 and must be adopted using a modified retrospective approach, which requires lessees and lessors to recognize and measure all leases within the scope of this ASU using one of the following transition methods: (i) the effective date or (ii) the beginning of the earliest comparative period presented in the financial statements at the date of initial application. The Company has elected to apply the transition requirements on April 1, 2019, effective date rather than at the beginning of the earliest comparative period presented. This approach allows for a cumulative effect adjustment in the period of adoption, and prior periods will not be restated. In addition, the Company has elected the package of practical expedients permitted under the transition guidance, which does not require a reassessment of prior conclusions related to contracts containing a lease, lease classification and initial direct lease costs. As an accounting policy election, the Company will exclude short-term leases (term of 12 months or less) from the balance sheet presentation and will account for non-lease and lease components in a contract as a single lease component for all asset classes.

The Company analyzed the impact of ASU 2016-02 across all lease arrangements to evaluate and implement the new standard. The Company are expected to meet the new accounting and disclosure requirements upon adoption on April 1, 2019. Based on the Company’s preliminary assessment, the Company expects to record right-of-use assets of approximately $413,000 and lease liabilities of approximately $413,000 in the consolidated balance sheets on the adoption date of April 1, 2019. The impact on the Group’s consolidated statements of operations and consolidated statements of cash flows is not expected to be material.

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

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” ("ASU 2018-13") which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, “Fair Value Measurement.” The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Company is currently evaluating the impact of adopting this guidance.

In October 2018, the FASB issued ASU No. 2018-17, “Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities,” ("ASU 2018-17") which modifies the guidance related to indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interest. ASU 2018-17 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” (“ASU 2018-19”) which clarifies and improves guidance related to credit losses, hedging, and recognition and measurement. Same as ASU 2016-13, this ASU is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In December 2018, the FASB issued ASU No. 2018-20, “Leases (Topic 842): Narrow-Scope Improvements for Lessors,” (“ASU 2018-20”) which aligns the guidance for fair value of the underlying asset by lessors that are not manufacturers or dealers in Topic 842, with that of existing guidance. Same as ASU 2016-02, this ASU is effective for interim and annual periods beginning after December 15, 2018. The Company believes adoption of this ASU would not have significant impact on its consolidated financial statements.

In March 2019, the FASB issued ASU No. 2019-01, “Leases (Topic 842): Codification Improvements,” (“ASU 2019-01”) which provides guidance on determining the fair value of the underlying asset by lessors that are not manufacturers or dealers and presenting sales-type and direct financing leases on the statement of cash flows. ASU 2019-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

Our Board of Directors and executive officers are listed below:

Name	Age	Position with Bonso
Anthony So	75	Chairman of the Board, and Director
Andrew So	33	Deputy Chairman of the Board, President, Chief Executive Officer and Director
Albert So	41	Director, Chief Financial Officer, Treasurer, Financial Controller and Secretary
Kim Wah Chung	61	Director, Director of Engineering and Research and Development
Woo-Ping Fok	70	Director
Henry F. Schlueter	68	Director and Assistant Secretary

ANTHONY SO is the founder of Bonso.  He has been our Chairman of the Board of Directors since July 1988.  He was appointed as the Chief Executive Officer and President on November 16, 2006, and served in those capacities until March 20, 2015 when Andrew So was appointed President.  On March 15, 2019, Mr. Anthony So resigned from the position of Chief Executive Officer. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a Master degree in Business Administration (“MBA”) from the Hong Kong campus of the University of Hull, Hull, England in 1994.  Mr. So has been Chairman of the Hong Kong GO Association since 1986 and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years.  Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

ANDREW SO joined the Company in August 2009 and has been a director since February 25, 2012.  Mr. So currently holds the position of Chief Executive Officer, and has also held the positions of Deputy Chairman of the Board and President since March 20, 2015.  Andrew So was appointed as the Chief Executive Officer on March 15, 2019. Mr. So graduated with distinctions in 2008 from the University of Toronto, Canada, with a Bachelor of Commerce degree (BComm).  From 2008 to 2009, prior to his employment with the Company, Mr. So worked as a Derivatives Analyst at State Street Trust Company Canada, Toronto, Canada. Mr. So graduated from the MBA Program of Hong Kong University of Science and Technology in the Fall of 2014.

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

Anthony So, the Company’s Chief Executive Officer and Chairman of the Board of Directors is the father of Andrew So, the Company’s President and Chief Executive Officer, and Albert So, the Company’s Chief Financial Officer, Treasurer and Secretary.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer.  Our directors are elected annually and serve until their successors take office or until their death, resignation or removal.  The executive officers serve at the pleasure of the Board of Directors.

Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2019 to all directors, former directors and officers as a group for services in all capacities was approximately $1,275,000.  Total compensation for the benefit of Anthony So was approximately $643,000, for the benefit of Kim Wah Chung was approximately $171,000, for the benefit of Andrew So was approximately $249,000, for the benefit of Albert So was approximately $152,000 and for the benefit of Henry F. Schlueter was an aggregate of approximately $60,000.  The approximately $60,000 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C., for legal services rendered.  The amount for the year ended March 31, 2019, included unpaid vacation payments of approximately $43,000 and $11,000 for Mr. Anthony So and Mr. Kim Wah Chung, respectively.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2019, other than contributions to our Provident Fund Plan, which aggregated $18,000 for officers and directors.

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

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at July 14, 2019.

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

(b)	The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group’s total contributions to the above schemes for the years ended March 31, 2017, 2018 and 2019 amounted to approximately $267,000, $255,000 and $264,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Employees

At March 31, 2019, we employed a total of 231 persons, as compared to 266 at March 31, 2018, 286 persons at March 31, 2017, 415 persons at March 31, 2016 and 528 persons at March 31, 2015; 8 employees in Hong Kong (8 in 2018, 2017, 2016 and 2015) and 223 employees in China (258 in 2018, 278 in 2017, 407 in 2016 and 520 in 2015).  Employees are not covered by collective bargaining agreements.  We consider our global labor practices and employee relations to be good.

Share Ownership

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of July 14, 2019:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership(1)
Anthony So	2,281,770	(2)	300,000	(3)	2,581,770	52.1%
Andrew So	453,000		250,000	(4)	703,000	14.3%
Albert So	250,000		120,000	(5)	370,000	7.8%
Kim Wah Chung	93,700		80,000	(6)	173,700	3.7%
Woo-Ping Fok	66,507		50,000	(7)	116,507	2.5%
Henry F. Schlueter	0		50,000	(8)	50,000	1.1%
All Directors and Officers as a group (6 persons)	3,144,977		850,000		3,994,977	72.6%

(1)  The number of shares outstanding is 4,653,369 shares, with 5,543,639 total number of shares issued, of which 890,270 shares are held in treasury.  The calculations herein are based on the number of shares outstanding of 4,653,369.

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

During the fiscal year ended March 31, 2019, no options were granted under the Employees’ Plan and as of July 14, 2019, there were no options outstanding which were issued under that plan.

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

As of March 31, 2019, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan, all of which remained outstanding as of July 14, 2019.

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

As of March 31, 2019, no shares had been granted under the Stock Bonus Plan.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation.  The following table sets forth, as of July 14, 2019, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date.  Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned		Options to Purchase Common Stock	Percent of Beneficial Ownership(1)
Anthony So	2,281,770	(2)	300,000	52.1%
Andrew So	453,000		250,000	14.3%
Albert So	250,000		120,000	7.8%
CAS Corporation	290,654	(3)	-	6.2%

(1)	The number of shares outstanding is 4,653,369 shares, with 5,543,639 total number of shares issued, of which 890,270 shares are held in treasury. The calculations above are based upon the number of shares outstanding of 4,653,369.

(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(3)	According to the Schedule 13D filed by CAS Corporation on December 11, 2007.

There are no arrangements known to us which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

During the fiscal years ended March 31, 2017, 2018 and 2019, we paid Schlueter & Associates, P.C. an aggregate of approximately $62,000, $60,000 and $60,000, respectively, for legal fees.  Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

During the fiscal year ended March 31, 2015, Anthony So, our Chairman and Chief Executive Officer, made an interest-free loan to Bonso Advanced Technology Limited, a subsidiary of Bonso Electronics International Inc., in the principal amount of HK$4,200,000 (approximately US$538,000 as of the date of the loan).  The loan is payable in 48 equal monthly installments of HK$87,500 each (approximately US$11,000), which commenced on October 31, 2014. As of March 31, 2019, the Company had repaid this loan in its entirety.

During the fiscal year ended March 31, 2015, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage.  Mr. Anthony So is the sole owner of these three apartment units.  The monthly rental payment was approximately $2,000.  Starting from August 1, 2016, rental of two of the apartment units was no longer required and the rental agreement was terminated; a new rental agreement for one apartment unit for staff quarters was executed, for a monthly rental payment of approximately $270.  The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2019 was approximately $3,000 (2018: $3,000; 2017: $9,000).

During the fiscal year ended March 31, 2015, one of the subsidiaries in Xinxing, PRC entered into a rental agreement with a director and stockholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters.  Mr. Andrew So is the sole owner of this apartment unit.  The monthly rental payment was approximately $450. Starting from December 1, 2018, the monthly rental payment was approximatley $580, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2019 was approximately $6,000 (2018: $5,000; 2017: $5,000).

During the fiscal year ended March 31, 2016, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for one apartment unit located in Shenzhen, PRC for staff quarters.  Mr. Anthony So is the sole owner of this apartment unit.  Starting from April 1, 2017, rental of this apartment unit was no longer required and the rental agreement was terminated.  The monthly rental payment was approximately $330, and the total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2019 was $nil (2018: $nil; 2017: $4,000) for this unit.

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

The following table sets forth the high and low sale prices for each of the last five years:

Period	High	Low
April 1, 2014 to March 31, 2015	$2.10	$1.11
April 1, 2015 to March 31, 2016	$3.25	$1.00
April 1, 2016 to March 31, 2017	$4.25	$1.23
April 1, 2017 to March 31, 2018	$4.10	$1.96
April 1, 2018 to March 31, 2019	$5.04	$1.62

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2019.

Period	High	LLow
July 1, 2017 to September 30, 2017	$3.02	$1.96
October 1, 2017 to December 31, 2017	$3.31	$2.06
January 1, 2018 to March 31, 2018	$4.10	$2.42
April 1, 2018 to June 30, 2018	$5.04	$2.73
July 1, 2018 to September 30, 2018	$3.96	$2.76
October 1, 2018 to December 31, 2018	$3.49	$1.62
January 1, 2019 to March 31, 2019	$3.30	$1.87
April 1, 2019 to June 30, 2019	$3.06	$2.43

The following table sets forth the high and low sale prices during each of the most recent six months.

Period	High	Low
January 2019	$2.62	$1.87
February 2019	$2.98	$2.19
March 2019	$3.30	$2.71
April 2019	$3.06	$2.56
May 2019	$2.85	$2.43
June 2019	$2.80	$2.49

On July 14, 2019, the closing price of our common stock was $2.70.  Of the 5,543,639 shares of common stock issued as of July 14, 2019, 4,653,369 shares were outstanding, 1,873,589 shares were held in the United States by 138 holders of record and 890,270 shares were held by the Company as treasury stock.  We have 151 shareholders of record.

Transfer and Warrant Agent

The transfer agent and registrar for the common stock is Computershare, 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado  80129.

Item 10.  Additional Information

Share Capital

Our authorized capital is $170,000, consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock.  Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Stockholders’ Equity for the fiscal years ended March 31, 2017, 2018 and 2019 included herein in Item 18.

At July 14, 2019, there were 5,543,639 shares of our common stock issued, 4,653,369 shares were outstanding and 890,270 shares were held by the Company in treasury.  All shares were fully paid.  In addition, we had outstanding 850,000 options to purchase common stock as follows:

Number of Options	Exercise Price per Share	Expiration Date
425,000	$1.50	March 31, 2020
425,000	$1.50	March 31, 2025

At July 14, 2019, there were no shares of our preferred stock outstanding.

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

We signed a Banking Facilities Letter dated April 4, 2019 with Hang Seng Bank for an approximately HK$40.0 million (or approximately US$5.1 million) letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring, overdraft facility, term loans and financial instruments including forward contracts.  A copy of this Banking Facilities Letter is attached to this Annual Report on Form 20-F as Exhibit 4.1 and is incorporated herein by this reference.

In November 2017, we signed an agreement with a property developer in Shenzhen (Fangda) to cooperate in reconstructing and redeveloping the Shenzhen factory. Under the terms of the agreement, Fangda is responsible for applying for necessary government approvals and for financing and handling the redevelopment project. Under the agreement, both companies will share the redeveloped property after reconstruction/redevelopment is completed with Bonso holding a 45% interest in the total floor area.  In July 2018, we signed a supplementary agreement with Fangda to modify our approach in obtaining government approvals. Summaries of the November 2017 agreement and the supplementary agreement are filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K which was filed with the SEC on March 27, 2018, and Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018 which was filed with the SEC on August 15, 2018, respectively. Both agreements are incorporated herein by this reference.

Exchange Controls

There are no exchange control restrictions on payments of dividends on our common stock or on the conduct of our operations either in Hong Kong, where our principal executive offices are located, or the British Virgin Islands, where we are incorporated.  Other jurisdictions in which we conduct operations may have various exchange controls.  Taxation and repatriation of profits regarding our China operations are regulated by Chinese laws and regulations.  With respect to our PRC subsidiaries, with the exception of a requirement that approximately 10% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good.  To date, these controls have not had, and are not expected to have, a material impact on our financial results.  There are no material British Virgin Islands laws that impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to holders of our securities who are not residents of the British Virgin Islands.  British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.

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

Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes.  Such dividends are not eligible for the 50% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the Internal Revenue Code.  Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders.  You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.

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

Interest Rate Risk

Our interest rate risk primarily arises from our bank borrowings and our general banking facilities.  As at March 31, 2019, we had utilized approximately $445,000 of our total banking facilities of approximately $5,128,000.  Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.  We intend to manage our interest rate risk through appropriate borrowing strategies.  We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts as at March 31, 2019 which were subject to variable interest rates is as below:

	March 31,		Interest
	2019		Rate
Notes payable	$	Nil	HIBOR(1) +2.50%
Short term loans (2)	$	Nil	HIBOR(1) +2.25%
Long term loans (2)		$445,000	HIBOR(1) +2.00%

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

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by approximately $6,000.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

The Company’s management directed that an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, be conducted as of March 31, 2019. Our Company's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

In making this assessment, management used the criteria established in 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, the Company’s management, including its Chief Operating Officer and Chief Financial Officer, have concluded that, as of March 31, 2019, there were certain material weaknesses in our internal controls over financial reporting related to our financial closing process, the lack of trained accounting personnel and the failure to enter certain transactions into the accounting records on a timely basis. All of these weaknesses were identified in the Form 20-F that we filed during the previous year.  As a result of that evaluation and other assessments and observations, management concluded that both our internal controls over financial reporting and disclosure controls and procedures for the fiscal year ended March 31, 2019, were ineffective.

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

Audit Fees

The aggregate fees billed by Moore Stephens CPA Limited for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2019 and 2018 were approximately $150,000 and $160,000, respectively.

Audit Related Fees

There were no fees billed by Moore Stephens CPA Limited for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2019 or for the fiscal year ended March 31, 2018.

Tax Fees

The aggregate fees billed for professional services rendered for tax compliance for the fiscal years ended March 31, 2019 and 2018 were approximately $5,000 and $8,000, respectively.

Other Fees

The aggregate fees billed by Moore Stephens CPA Limited for agreed-upon procedures rendered during the fiscal years ended March 31, 2019 and 2018 were approximately $nil and $nil, respectively.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock.  This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. On November 16, 2006 and on September 17, 2015, the Company's Board of Directors authorized an additional $1,000,000 and an additional $1,500,000, respectively, for the Company’s repurchase of its common stock under the same repurchase program.  On April 25, 2018, the Board of Directors approved the expenditure of an additional $3,000,000 to repurchase shares of the Company’s common stock, bringing the aggregate amount available for repurchases to $6,000,000. As of March 31, 2019, the Company has repurchased 906,866 shares of its common stock and expended approximately $2,866,000 to repurchase those shares. Effective April 25, 2018, with the adoption of the above-mentioned increase, the Company had up to approximately $3,499,000 available to fund additional repurchases of the Company’s common stock. As of March 31, 2019, the Company had 4,670,773 shares of its common stock issued and outstanding.

BALANCE OF PAGE INTENTIONALLY LEFT BLANK

The following table contains the Company’s purchases of equity securities in the fiscal year ended March 31, 2019.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2018 to April 30, 2018	77,931	$3.14	77,931	$3,254,000
May 1, 2018 to May 31, 2018	2,800	$3.10	2,800	$3,246,000
June 1, 2018 to June 30, 2018	2,591	$3.38	2,591	$3,237,000
July 1, 2018 to July 31, 2018	-	$-	-	$3,237,000
August 1, 2018 to August 31, 2018	-	$-	-	$3,237,000
September 1, 2018 to September 30, 2018	-	$-	-	$3,237,000
October 1, 2018 to October 31, 2018	3,000	$2.87	3,000	$3,228,000
November 1, 2018 to November 30, 2018	11,043	$2.47	11,043	$3,201,000
December 1, 2018 to December 31, 2018	7,883	$2.29	7,883	$3,183,000
January 1, 2019 to January 31, 2019	10,755	$2.28	10,755	$3,158,000
February 1, 2019 to February 29, 2019	2,884	$2.41	2,884	$3,151,000
March 1, 2019 to March 31, 2019	5,962	$2.84	5,962	$3,134,000
TOTAL	124,849	$2.92	124,849	$3,134,000

* From April 1, 2019 to July 14, 2019, the Company repurchased an additional 17,404 shares of its common stock for an aggregate purchase price of approximately $47,000.

As of July 14, 2019, 34,000 repurchased shares had been removed from the total number of shares issued.  The Company (through its subsidiary) had repurchased and held an aggregate of 890,270 shares of its common stock. The Company may from time to time repurchase additional shares of its common stock under this program.

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

Item 16H.  Mine Safety Disclosure.

Not applicable to Bonso.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Item 19.  Exhibits

4.1	Banking Facilities Letter, dated April 4, 2019 between Bonso and the Hang Seng Bank Limited

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

BONSO ELECTRONICS INTERNATIONAL INC.

Dated: August 15, 2019	/s/ Andrew So
Andrew So, Chief Executive Officer and Director

Dated: August 15, 2019	/s/ Albert So
Albert So, Chief Financial Officer, Treasurer and Secretary

Bonso Electronics International Inc.

(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2019

Bonso Electronics International Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Bonso Electronics International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and subsidiaries (the “Company”) as of March 31, 2018 and 2019, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2018 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Hong Kong

August 15, 2019

Bonso Electronics International Inc.

Consolidated Balance Sheets

(Expressed in United States Dollars)

			March 31,
	Note		2018	2019
			$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents			8,751	7,527
Trade receivables, net	2		794	600
Other receivables, deposits and prepayments			745	1,341
Inventories	3		1,012	829
Income tax recoverable	8		5	5
Financial instruments at fair value	9		78	102
Total current assets			11,385	10,404

Investment in life insurance contract	10		149	153

Property, plant and equipment, net	4		10,434	9,591

Intangible assets, net	6		2,787	2,338

Total assets			24,755	22,486

Liabilities and stockholders’ equity

Current liabilities

Notes payable - secured	7		99	—
Bank loans - secured	7		—	445
Accounts payable			924	443
Contract liabilities			—	17
Accrued charges and deposits			3,178	3,168
Payable to affiliated parties	15		73	54
Current portion of capital lease obligations	11	(a)	28	28
Loan from affiliated party - current portion	15		67	—
Total current liabilities			4,369	4,155

Capital lease obligations - non current portion	11	(a)	32	5

Long-term loan	20		2,527	2,485

Long-term deposit received	20		738	692

Total liabilities			7,666	7,337
Commitments and contingent liabilities	12

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: March 31, 2018: 5,543,639; March 31, 2019: 5,543,639. - outstanding shares: March 31, 2018: 4,795,622; March 31, 2019: 4,670,773.			17	17
Additional paid-in capital			22,474	22,474
Treasury stock at cost: March 31, 2018: 748,017; March 31, 2019: 872,866.			(2,409)	(2,773)
Accumulated deficit			(6,029)	(6,492)
Accumulated other comprehensive income			3,036	1,923

			17,089	15,149

Total liabilities and stockholders’ equity			24,755	22,486

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

		Years ended March 31,
	Note	2017	2018	2019
		$ in thousands	$ in thousands	$ in thousands

Net revenue	19	18,952	11,523	9,992
Cost of revenue		(11,274)	(6,958)	(6,035)

Gross profit		7,678	4,565	3,957

Selling, general and administrative expenses		(5,066)	(4,669)	(4,605)
Other income, net	21	554	342	108

Income / (loss) from operations	19	3,166	238	(540)
Non-operating income / (expenses), net	22	229	(234)	77

Income / (loss) before income taxes		3,395	4	(463)
Income tax expense	8	(600)	—	—

Net income / (loss)		2,795	4	(463)

Other comprehensive (loss) / income, net of tax:
Foreign currency translation adjustments, net of tax		(1,410)	2,062	(1,113)

Comprehensive income / (loss)		1,385	2,066	(1,576)

Net income / (loss) attributable to common shareholders		2,795	4	(463)

Net earnings / (loss) per share
- basic	18	$0.54	$0.00	($0.10)

Weighted average number of shares outstanding in calculating net earnings per share
- basic	18	5,143,648	4,910,357	4,703,224

Net earnings / (loss) per share
- diluted	18	$0.53	$0.00	($0.10)

Weighted average number of shares outstanding in calculating net earnings per share
- diluted	18	5,316,393	5,290,904	4,703,224

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in United States Dollars)

	Common stock			Treasury stock			Accumulated
							other
							comprehensive
							income-	Total
	Shares	Amount	Additional paid-in	Treasury Shares	Amount	Accumulated	foreign currency	stockholders’
	Issued	outstanding	capital	held	outstanding	deficit	adjustments	equity
		$ in thousands	$ in thousands		$ in thousands	$ in thousands	$ in thousands	$ in thousands

Balance, March 31, 2016	5,577,639	17	22,566	404,208	(1,561)	(8,828)	2,384	14,578
Net income	—	—	—	—	—	2,795	—	2,795
Shares repurchased (Note 13(a))	—	—	—	164,311	(368)	—	—	(368)
Foreign currency translation adjustments	—	—	—	—	—	—	(1,410)	(1,410)

Balance, March 31, 2017	5,577,639	17	22,566	568,519	(1,929)	(6,033)	974	15,595
Net income	—	—	—	—	—	4	—	4
Shares repurchased (Note 13(a))	—	—	—	213,498	(572)	—	—	(572)
Removal of treasury shares from the total number of shares issued (Note 13(a))	(34,000)	—	(92)	(34,000)	92	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	2,062	2,062

Balance, March 31, 2018	5,543,639	17	22,474	748,017	(2,409)	(6,029)	3,036	17,089
Net loss	—	—	—	—	—	(463)	—	(463)
Shares repurchased (Note 13(a))	—	—	—	124,849	(364)	—	—	(364)
Foreign currency translation adjustments	—	—	—	—	—	—	(1,113)	(1,113)

Balance, March 31, 2019	5,543,639	17	22,474	872,866	(2,773)	(6,492)	1,923	15,149

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Years Ended March 31,
	2017	2018	2019
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities
Net income / (loss)	2,795	4	(463)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,046	1,099	859
Amortization	271	277	275
Loss / (gain) on disposal of property, plant and equipment	—	12	(5)
Gain on disposal of intangible assets	(79)	—	—
Write-down of inventories	156	569	73
Write off of property, plant and equipment	2	2	—
Gain from deregistration of subsidiaries	(22)	—	—
Change in cash surrender value of life insurance contract	(4)	(5)	(4)
Change in fair value of financial instruments	61	7	(4)
Dividend income from financial instruments at fair value	(1)	(4)	(1)
Gain from sale of financial instruments at fair value	(3)	(58)	(16)
Interest expense	—	62	116

Changes in assets and liabilities:
Trade receivables	(300)	498	166
Other receivables, deposits and prepayments	(163)	965	(586)
Inventories	649	(563)	18
Accounts payable	(1,318)	(419)	(407)
Contract liabilities	—	—	17
Accrued charges and deposits	(136)	122	4
Payable to affiliated parties	(25)	19	(23)
Income tax liabilities	216	(539)	—
Long-term deposit received	—	738	(46)
Long-term loan	—	—	42

Net cash provided by operating activities	3,145	2,786	15
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	—	4	5
Acquisition of property, plant and equipment	(289)	(364)	(578)
Proceeds from disposal of intangible assets	120	—	—
Acquisition of financial instruments at fair value	(163)	(517)	(226)
Payments made upon expiry of forward contracts	(225)	—	—
Proceeds from sale of financial instruments at fair value	146	657	223
Dividends received from financial instruments at fair value	1	4	1

Net cash used in investing activities	(410)	(216)	(575)
Cash flows from financing activities
Capital lease payments	(49)	(44)	(28)
Advance from notes payable	1,721	467	237
Repayment of notes payable	(2,820)	(502)	(336)
Advance from bank loans	—	—	641
Repayment of bank loans	(363)	(143)	(196)
Payment to affiliated party	(135)	(135)	(67)
Stock repurchase	(368)	(572)	(364)
Advance from long-term loan	—	2,465	—

Net cash (used in) / generated from financing activities	(2,014)	1,536	(113)

Net increase / (decrease) in cash and cash equivalents	721	4,106	(673)
Effect of exchange rate changes on cash and cash equivalents	(523)	900	(551)
Cash and cash equivalents, beginning of year	3,547	3,745	8,751

Cash and cash equivalents, end of year	3,745	8,751	7,527

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	37	10	23
Income tax	360	562	—

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

The Company had operating income / (loss) of approximately $3,166,000, $238,000 and ($540,000) in the fiscal years ended March 31, 2017, 2018 and 2019, respectively. As of March 31, 2019, the Company had positive working capital of approximately $6,249,000 and the accompanying consolidated financial statements were prepared on a going concern basis. Management believes the Company will have sufficient working capital to meet its financing requirements based upon their experience and their assessment of the Company’s projected performance, credit facilities and banking relationships.

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

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments. The Company has no cash equivalents as of March 31, 2018 and 2019.

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

Trade receivables are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns, if any. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing trade receivables. Bad debt expense is included in the administrative and general expenses.

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

The Company complies with ASC 740 “Income Taxes” for uncertainty in income taxes recognized in financial statements. ASC 740 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company’s accounting policy is to treat interest and penalties as components of income taxes. The Company’s income tax returns through the fiscal year ended March 31, 2018 have been assessed by the tax authorities.

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

(h)	Impairment of long-lived assets including intangible assets

Long-lived assets held and used by the Company and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairment made on other long-lived assets are disclosed in the consolidated statements of operations and comprehensive income. The Company lost a major customer during 2017 and as a result, the Company performed an assessment of the value of the property, plant and equipment and intangible assets in Xinxing, PRC, and no provision for impairment was made by the Company (2018: $nil; 2017: $nil) based on the assessment.

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

Effective April 1, 2018, the Company adopted the new guidance of ASC Topic 606, “Revenue from Contracts with Customers (Topic 606)”, which supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition”. Topic 606 requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

Product sales

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of electronic scales and pet electronic products directly to customers. The Company sells goods to customers based on purchase orders received from the customers. The Company has determined there is one performance obligation for each model included in the purchase orders. The performance obligation is considered to be met and revenue is recognized when the customer obtains control of the goods, which is generally the point at which products are leaving the ports of Hong Kong, Shenzhen or Nansha (Guangzhou). The Company did not recognize any revenue from contracts with customers for performance obligations satisfied overtime during the year ended March 31, 2019. The timing of revenue recognition is not impacted by the new standard.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(j)	Revenue recognition

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of any sales return, surcharges and value-added taxes on gross sales. The Company allocates the transaction price to each performance obligation based on the purchase orders. Customers are required to pay over an agreed-upon credit period, usually between 15 to 60 days. In certain circumstances, the Company will request a deposit from a customer. Customers’ deposits are settled part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of the outstanding bill, the customer is required to pay over an agreed-upon credit period, usually between 0 to 15 days.

Return rights

The Company does not provide its customers with a right of return or production protection. Each customer is required to perform a product quality check before accepting delivery of goods. The Company provides to certain customers an additional one to two percent of the quantity of certain products ordered in lieu of a warranty, which is recognized as cost of sales when these products are shipped to customers from the Company’s facilities.

Value-added taxes and surcharges

The Company presents revenue net of value-added taxes (“VAT”) and surcharges incurred. Surcharge are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. VAT, business taxes and surcharges collected from customers, net of VAT paid for purchases, are recorded as a liability in the consolidated balance sheets until these are paid to the tax authorities.

Outbound freight and handling costs

The Company accounts for product outbound freight and handling costs as fulfillment activities and present the associated costs in selling, general and administrative expenses in the period in which it sells the product.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(j)	Revenue recognition

Disaggregation of revenue

The Company disaggregates its revenue from different types of contracts with customers by principal product categories, as the Company believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 19 for product revenues by segment.

Contract balances

The Company did not recognize any contract asset as of April 1, 2018 and March 31, 2019. The timing between the recognition of revenue and receipt of payment is not significant. The Company’s contract liabilities consist of deposits received from customers. As of April 1, 2018 and March 31, 2019, the balances of the contract liabilities are approximately $57,000 and $17,000, respectively. All contract liabilities at the beginning of the year ended March 31, 2019 were recognized as revenue during the year ended March 31, 2019 and all contract liabilities as of year ended March 31, 2019 are expected to be realized in the following year. As of April 1, 2019, the adoption of ASU 606 did not have a material impact on the Company’s consolidation financial statements.

Rental income is recognized according to the rental agreements. Rental income for non-uniform rent payments is recognized on a straight-line basis throughout the lease term.

(k)	Research and development costs

Research and development costs include salaries, utilities and contractor fees that are directly attributable to the conduct of research and development progress primarily related to the development of new design of products. Research and development costs of approximately $158,000, $152,000 and $175,000 were charged to operations for the years ended March 31, 2017, 2018 and 2019, respectively.

(l)	Advertising

Advertising costs are expensed as incurred and are included within selling, general and administrative expenses. Advertising costs were approximately $10,000, $18,000 and $21,000 for the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(m)	Foreign currency translations

(i)	The Company’s functional currency is the United States dollar. Transactions denominated in non-United States dollar currencies of foreign subsidiaries where the United States dollar is the functional currency are translated into United States dollars at the exchange rates existing at date of transaction. The translation of local currencies into United States dollars at the balance sheet date creates transaction adjustments which are included in net income. Exchange differences are recorded in the statements of operations and comprehensive income.

(ii)	The financial statements of foreign subsidiaries, where non-United States dollar currencies are the functional currencies, are translated into United States dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for the statement of operations. Adjustments resulting from translation of these financial statements are reflected as a separate component of stockholders’ equity in accumulated other comprehensive income.

(n)	Stock options and warrants

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

The Company periodically retires treasury shares that it acquires through share repurchases and returns those shares to the status of authorized but unissued. The Company accounts for treasury stock transactions under the cost method. For each reacquisition of common stock, the number of shares and the acquisition price for those shares is added to the existing treasury stock count and total value, respectively, and recognized as a deduction from equity. When treasury shares are retired, the Company’s policy is to allocate the excess of the repurchase price over the par value of shares acquired to additional paid-in capital, with any remaining amount being charged to retained earnings.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(q)	Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Subtopic 842)" ("ASU 2016-02"), and associated ASUs related to Topic 842, which requires an entity that leases assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Leases will be classified as either financing or operating, similar to current accounting requirements, with the applicable classification determining the pattern of expense recognition in the statement of operations. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 and must be adopted using a modified retrospective approach, which requires lessees and lessors to recognize and measure all leases within the scope of this ASU using one of the following transition methods: (i) the effective date or (ii) the beginning of the earliest comparative period presented in the financial statements at the date of initial application. The Company has elected to apply the transition requirements on April 1, 2019, effective date rather than at the beginning of the earliest comparative period presented. This approach allows for a cumulative effect adjustment in the period of adoption, and prior periods will not be restated. In addition, the Company has elected the package of practical expedients permitted under the transition guidance, which does not require a reassessment of prior conclusions related to contracts containing a lease, lease classification and initial direct lease costs. As an accounting policy election, the Company will exclude short-term leases (term of 12 months or less) from the balance sheet presentation and will account for non-lease and lease components in a contract as a single lease component for all asset classes.

The Company analyzed the impact of ASU 2016-02 across all lease arrangements to evaluate and implement the new standard. The Company are expected to meet the new accounting and disclosure requirements upon adoption on April 1, 2019. Based on the Company’s preliminary assessment, the Company expects to record right-of-use assets of approximately $413,000 and lease liabilities of approximately $413,000 in the consolidated balance sheets on the adoption date of April 1, 2019. The impact on the Group’s consolidated statements of operations and consolidated statements of cash flows is not expected to be material.

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

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” ("ASU 2018-13") which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, “Fair Value Measurement.” The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Company is currently evaluating the impact of adopting this guidance.

In October 2018, the FASB issued ASU No. 2018-17, “Consolidation: Targeted Improvements to Related Party Guidance

for Variable Interest Entities,” ("ASU 2018-17") which modifies the guidance related to indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interest. ASU 2018-17 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance

In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” (“ASU 2018-19”) which clarifies and improves guidance related to credit losses, hedging, and recognition and measurement. Same as ASU 2016-13, this ASU is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In December 2018, the FASB issued ASU No. 2018-20, “Leases (Topic 842): Narrow-Scope Improvements for Lessors,” (“ASU 2018-20”) which aligns the guidance for fair value of the underlying asset by lessors that are not manufacturers or dealers in Topic 842, with that of existing guidance. Same as ASU 2016-02, this ASU is effective for interim and annual periods beginning after December 15, 2018. The Company believes adoption of this ASU would not have significant impact on its consolidated financial statements.

In March 2019, the FASB issued ASU No. 2019-01, “Leases (Topic 842): Codification Improvements,” (“ASU 2019-01”) which provides guidance on determining the fair value of the underlying asset by lessors that are not manufacturers or dealers and presenting sales-type and direct financing leases on the statement of cash flows. ASU 2019-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Allowance for doubtful accounts

Allowance for doubtful accounts amounted to $nil as of March 31, 2019 (2018: $nil). Most of the Company’s trade receivables are generally unsecured.

3	Inventories

The components of inventories are as follows:

	March 31,
	2018	2019
	$ in thousands	$ in thousands

Raw materials	275	297
Work in progress	237	218
Finished goods	500	314

	1,012	829

During the fiscal years ended March 31, 2017, 2018 and 2019, based upon material composition and expected usage, provisions for inventories of approximately $156,000, $569,000 and $73,000, respectively, were charged to the consolidated statements of operations under cost of revenue.

4	Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	March 31,
	2018	2019
	$ in thousands	$ in thousands
Cost
Buildings	17,863	16,890
Construction-in-progress	260	597
Plant and machinery	9,932	9,838
Furniture, fixtures and equipment	1,468	1,475
Motor vehicles	643	636

	30,166	29,436
Less: accumulated depreciation	(19,732)	(19,845)

	10,434	9,591

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

4	Property, plant and equipment, net (Continued)

During the fiscal years ended March 31, 2017, 2018 and 2019, depreciation expenses charged to the consolidated statements of operations amounted to approximately $1,046,000, $1,099,000 and $859,000, respectively. As at March 31, 2018 and 2019, fully depreciated assets that were still in use by the Company amounted to $9,853,000 and $15,749,000, respectively.

Property, plant and equipment in Xinxing were assessed for impairment according to the policy described in note 1(h). The Company concluded that no impairment to property, plant and equipment in Xinxing was required as at March 31, 2019.

5	Interests in subsidiaries

Particulars of principal subsidiaries as of March 31, 2018 and 2019 are as follows:

Name of company	Place of incorporation and kind of legal entity	Percentage of capital held by the Company		Principal activities
		2018	2019
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	100%	100%	Investment holding, providing management and administrative support to the Group companies

Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	100%	100%	Investment holding and property investment

Bonso Electronics (Shenzhen) Company, Limited (“BESCL”)	PRC, limited liability company	100%	100%	Investment holding and property rental

Bonso Advanced Technology Limited * (“BATL”)	Hong Kong, limited liability company	100%	100%	Investment holding and trading of scales and pet electronics products

Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”)	PRC, limited liability company	100%	100%	Production of scales and pet electronics products and property rental

Bonso Technology (Shenzhen) Company, Limited (“BTL”)	PRC, limited liability company	100%	100%	Product development

* Shares directly held by the Company

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

6	Intangible assets, net

Intangible assets are analyzed as follows:

	March 31,
	2018	2019
	$ in thousands	$ in thousands

Cost	6,348	5,951
Less: accumulated amortization	(3,561)	(3,613)

	2,787	2,338

The components of intangible assets are as follows:

	March 31,
	2018	2019
	$ in thousands	$ in thousands

Land use right of factory land in Shenzhen, Guangdong, PRC	1,274	1,014
Land use right of factory land in Xinxing, Guangdong, PRC	1,513	1,324

	2,787	2,338

Amortization expense in relation to intangible assets was approximately $271,000, $277,000 and $275,000 for each of the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

As of March 31, 2019, future minimum amortization expenses in respect of intangible assets are as follows:

Year ending March 31,	$ in thousands

2020	275
2021	275
2022	275
2023	275
2024	275
Thereafter	963

Total	2,338

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

As of March 31, 2019, the Company had general banking facilities for bank overdrafts, letters of credit, notes payable and term loans. The facilities are interchangeable with total amounts available of approximately $5,128,000 (2018: $5,128,000). The general banking facilities utilized by the Company are denominated in United States dollars, Hong Kong dollars and Chinese Yuan.

The Company’s general banking facilities, expressed in United States dollars, are further detailed as follows:

	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2019
	2018	2019	2018	2019	2018	2019	Interest	Repayment
	$ in thousands		$ in thousands		$ in thousands		rate	terms
Import and export facilities

Combined limit	2,564	2,564	99	445	2,465	2,119

Including sub-limit of:
Notes payable	2,308	2,308	99	—	2,209	2,308	HIBOR* +2.5%	Repayable in full within 120 days
Bank overdrafts	641	641	—	—	641	641	Prime rate +1%	Repayable on demand
Long term loans (1)	641	641	—	445	641	196	HIBOR* +2%	Term loans repayable monthly over 3 years.

Other facilities
Export documentary credits	641	641	—	—	641	641
Short term loans	1,923	1,923	—	—	1,923	1,923	HIBOR* +2.25%	Revolving loan repayable in 30 days

	5,128	5,128	99	445	5,029	4,683

(1) A clause in the banking facilities states that the term loans are subject to review any time and also subject to the bank's overriding right to repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities. Therefore, all long-term loans were classified as current liabilities in the consolidated balance sheets. As of March 31, 2019, the long-term loans became current as they are repayable within one year in accordance with the repayment schedule.

* HIBOR is the Hong Kong Interbank Offer Rate

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

7	Banking facilities (Continued)

One of the properties of the Company located in Hong Kong with a net book value of approximately $728,000 as of March 31, 2019, the rental assignment over such property and the rights, interests and benefits of a life insurance contract with a book value of approximately $153,000 are arranged as securities to the banks for the banking facilities arrangement.

The Prime Rate and HIBOR were 5.125% and 1.650% per annum, respectively, as of March 31, 2019. The Prime Rate is determined by the Hong Kong Association of Banks and is subject to revision from time to time. Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

The weighted average interest rates of borrowings of the Company are as follows:

	During the fiscal year ended March 31,
	2018	2019

Bank overdrafts	6.00%	6.00%
Notes payable	3.42%	4.18%
Term loans in Hong Kong	2.69%	3.45%

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax

(a)	The subsidiaries comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong and the PRC. The Company is not subject to income taxes in the British Virgin Islands.

Hong Kong Tax

BIL and BEL operating in Hong Kong are subject to the Hong Kong profits tax rate of 16.5% (2018 and 2017: 16.5%). BATL operating in Hong Kong is subject to the Hong Kong profits tax rate of 8.25% (2018 and 2017: 16.5%) on the first HKD 2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HKD 2 million. BIL, BATL and BEL have no assessable profits for the year ended March 31, 2019.

PRC Tax

All subsidiaries registered in the PRC are subject to a tax rate of 25% (2018 and 2017: 25%).

(b)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The income / (loss) before income taxes by geographical location is analyzed as follows:

	2017	2018	2019
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	693	221	(813)
PRC	2,531	(406)	168
Others	171	189	182

Total	3,395	4	(463)

Others mainly include the income / (loss) from BVI.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (Continued)

(c)	Income tax expense comprises the following:

	2017	2018	2019
	$ in thousands	$ in thousands	$ in thousands

Current income tax expense	(600)	—	—

The components of the income tax expense by geographical location are as follows:

	2017	2018	2019
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	(5)	—	—
PRC	(595)	—	—

Total	(600)	—	—

At the end of the accounting periods, the income tax recoverable are as follows:

	2018	2019
	$ in thousands	$ in thousands

Current income tax recoverable	5	5

(d)	Deferred tax assets comprise the following:

	2018	2019
	$ in thousands	$ in thousands

Tax loss carry forwards	4,607	4,203
Less: Valuation allowance	(4,607)	(4,203)

	—	—

As of March 31, 2018 and 2019, the Company had accumulated tax losses amounting to approximately $25,928,000 and $23,865,000 (the tax effect thereon is approximately $4,607,000 and $4,203,000), respectively, subject to the final agreement by the relevant tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other jurisdictions. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2019, the Company’s accumulated tax losses of approximately $3,122,000 will expire from 2020 to 2024.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (Continued)

(e)	Changes in valuation allowance are as follows:

	2017	2018	2019
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	4,459	4,270	4,607
(Credited) / charged to income tax expense	(189)	337	(404)

Balance, March 31	4,270	4,607	4,203

(f)	The actual income tax expense attributable to earnings for the fiscal years ended March 31, 2017, 2018 and 2019 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

	2017	2018	2019
	$ in thousands	$ in thousands	$ in thousands

Income / (loss) before income taxes	3,395	4	(463)

Income tax (expense) / benefit on pretax income at statutory rate	(560)	(1)	55
Effect of different tax rates of subsidiaries operating in other jurisdictions	(52)	128	8
Profit not subject to income tax	472	61	9
Expenses not deductible for income tax purposes	(686)	(167)	(163)
(Decrease) / increase in valuation allowance	(189)	337	(404)
Under provision in prior year	5	—	—
Utilization of tax losses / (tax losses recognized)	410	(358)	495

Total income tax expense	(600)	—	—

The statutory rate of 8.25% or 16.5% used above is that of Hong Kong, where the Company’s main business is located.

(g)	The Company complies with ASC 740 and assessed the tax position during the fiscal year ended March 31, 2019 and concluded that such prior year uncertain income tax liability was no longer required.

The Company’s accounting policy is to treat interest and penalties as components of income taxes. As of March 31, 2019, the Company had no accrued penalties related to uncertain tax positions (2018: $nil).

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

The Company entered into a forward contract with a bank on March 10, 2015 with the purpose of obtaining a gain while the Company expected the trend of Chinese Yuan appreciation against the USD would continue for the next twenty four months. The bank was obligated to pay the Company if the Chinese Yuan appreciated against the USD, and the Company had to pay the bank if the Chinese Yuan depreciated against the USD, although this depreciation allowed the Company to purchase more Chinese Yuan. During the fiscal year ended March 31, 2017, the forward contract matured and payments of approximately $225,000 have been made.

During the fiscal year ended March 31, 2019, the Company purchased listed shares in Hong Kong for trading purposes for approximately $226,000 (2018: $517,000). During the fiscal year ended March 31, 2019, a gain from disposal of financial assets at fair value of approximately $16,000 was recorded (2018: $58,000). A revaluation gain of approximately $4,000 was recorded during the fiscal year ended March 31, 2019 (2018: revaluation loss of $7,000).

At the end of the accounting period, the fair value of the following assets were as follows:

	March 31, 2018				March 31, 2019
$ in thousands
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity investments	78	—	—	78	102	—	—	102

The fair value of equity investments is determined based on quoted price in active markets.

10	Investment in life insurance contract

Investment in life insurance contract represents the carrying amount (surrender value) of the contract if it is to be terminated by the Company. There is one life insurance contract as of March 31, 2018 and March 31, 2019, with a carrying amount of approximately $149,000 and $153,000, respectively. All premiums of this contract have already been paid during the fiscal year ended March 31, 2012. The face amount (death benefit) of this contract is $1,000,000. During the fiscal year ended March 31, 2019, we recorded a gain of approximately $4,000 for the change in valuation (2018: $5,000).

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

11	Leases

(a)	Capital leases

During the year ended March 31, 2014, the Company entered into capital lease obligations amounting to approximately $123,000 for two motor vehicles. During the year ended March 31, 2016, the Company entered into an additional capital lease obligation amounting to approximately $116,000 for one motor vehicle. During the year ended March 31, 2018, one capital lease obligation amounting to approximately $69,000 for a motor vehicle was fully repaid. During the year ended March 31, 2019, one capital lease obligation amounting to approximately $47,000 for another motor vehicle was fully repaid.

Future minimum payments under capital leases as of March 31, 2019 with an initial term of more than one year are as follows:

Future minimum payments under capital leases for the years ending March 31,	Principal repayment	Interest payment	Total obligations
	$ in thousands	$ in thousands	$ in thousands

2020	27	1	28
2021	5	—	5

	32	1	33

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

11	Leases (Continued)

(b)	Operating leases

As of March 31, 2019, the Company leases two commercial units in Beijing and part of production facilities and machines in Xinxing under rental agreements to third parties. The Company will need to pay a cancellation fee of approximately $108,000 if the Company decides to terminate all the rental agreements before their expiry.

The Shenzhen factory is rented out to a third party from August 1, 2013 to August 1, 2019, and the rent terminated as at January 31, 2019. Part of the production facilities in Xinxing are rented out to various third parties up to February 13, 2026. Certain tenants have an option to early terminate their tenancy agreements. The expected future minimum rental payments to be received are as follows:

Year ending March 31,	$ in thousands

2020	95
95

As of March 31, 2019, the future minimum lease commitment payables in respect of non-cancellable operating leases for one office and two staff quarters in Shenzhen and a staff quarter in Xinxing are as follows:

Year ending March 31,	$ in thousands

2020	112
2021	110
2022	109
2023	109
2024	23
463

Rental expenses for all operating leases of one office premise in Shenzhen, two staff quarters in Shenzhen and a staff quarter in Xinxing amounted to approximately $100,000, $95,000 and $102,000 for the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

12       Commitments and contingent liabilities

(a)	Commitments

Capital expenditures contracted at the balance sheet date but not yet provided for are as follows:

	March 31,
	2018	2019
	$ in thousands	$ in thousands

Construction in Xinxing, Guangdong, PRC	358	41
	358	41

As of March 31, 2019, the Company entered into contractor agreements on buildings and leasehold improvements on the manufacturing facility in Xinxing, the PRC for a total consideration of $544,000. As of March 31, 2019, $503,000 has been paid, and the remaining balance of $41,000 is to be paid in accordance with the progress of the construction.

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

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000. On September 17, 2015, the Company’s Board of Directors authorized an additional $1,500,000 to repurchase its common stock under the same repurchase program, bringing the amount authorized for repurchase to $3,000,000. On April 25, 2018, the Company’s Board of Directors authorized an additional $3,000,000 to repurchase its common stock under the same repurchase program, bringing the amount authorized for repurchase to $6,000,000. The Board of Directors believed that the common stock was undervalued and that the repurchase of common stock would be beneficial to the Company's stockholders. The Company (through its subsidiary) has repurchased an aggregate of 906,866 shares of its common stock, including 124,849 shares ($364,000) that were repurchased during the fiscal year ended March 31, 2019, 213,498 shares ($572,000) that were repurchased during the fiscal year ended March 31, 2018, and 164,311 shares ($368,000) that were repurchased during the fiscal year ended March 31, 2017. No shares repurchased were removed from the total number of shares issued during the fiscal year ended March 31, 2019 (2018: 34,000 shares, 2017: nil). The Company may from time to time repurchase shares of its common stock under this program.

(b)	Preferred stock

The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the stockholders, with such designations, power preferences, rights, qualifications, limitations and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2019.

(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

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

Under the 1996 Non-Employee Directors’ Stock Option Plan, the non-employee directors were automatically granted stock options on the third business day following the day of each annual general meeting of the Company to purchase shares of common stock. The maximum number of authorized shares under the 1996 Non-Employee Directors’ Stock Option Plan was 600,000. The exercise price of all options granted under the 1996 Non-Employee Directors’ Stock Option Plan shall be one hundred percent of the fair market value per share of the common shares on the date of grant. The maximum term of options granted under the 1996 Non-Employee Directors’ Stock Option Plan is 10 years. No stock option may be exercised during the first six months of its term except for certain conditions provided in the 1996 Non-Employee Directors’ Stock Option Plan. The right to acquire the common shares is not assignable except for under certain conditions stipulated in the 1996 Non-Employee Directors’ Stock Option Plan.

On November 16, 2006, the Board of Directors of the Company voted to rescind the Company’s 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”). All options previously granted under the Non-Employee Directors’ Plan have expired pursuant to their terms of grant.

During the fiscal years ended March 31, 2017, 2018 and 2019, no shares or share options were granted under the 1996 Stock Option Plan.

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

On July 15, 2015, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan, all of which remained outstanding as of March 31, 2019. The options for 425,000 shares will expire on March 31, 2020, and options for 425,000 shares will expire on March 31, 2025. Options granted under the 2004 Plan vest immediately and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(d)	A summary of the stock options activity is as follows:

	Number of options	Weighted Average Exercise Price

Balance, March 31, 2017, 2018 and 2019	850,000	$1.50

(e)	The following table summarizes information about all stock options of the Company outstanding as at March 31, 2019:

Weighted average exercise price	Number outstanding at March 31, 2019	Weighted average remaining life (years)	Exercisable shares at March 31, 2019

$1.50	850,000	3.5	850,000

The intrinsic value of options outstanding and exercisable was approximately $1,204,000 on March 31, 2019. The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2019.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(f)	Stock-based compensation expense is recognized on a straight-line basis over the respective vesting periods, or at the time of option granting if there are no vesting periods. The fair value of the options granted was estimated on the date of granting using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:
For the Fiscal Year Ended March 31,
	2017	2018	2019

Risk-free interest rate (1)	N/A	N/A	N/A
Expected life (years) (2)	N/A	N/A	N/A
Expected dividend yield (3)	N/A	N/A	N/A
Volatility (4)	N/A	N/A	N/A
Fair value of options at grant date per share	N/A	N/A	N/A

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

The Company recorded no compensation expense in selling, general and administrative expenses during the fiscal years ended March 31, 2017, 2018 and 2019.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

15	Related party transactions

(a)	The Company paid emoluments, commissions and/or consultancy fees to its directors and officers as follows:

Year ended	Mr. Anthony	Mr. Kim Wah	Mr. Woo-Ping	Mr. Andrew
March 31,	So	Chung	Fok	So
	Director, Chief Executive Officer	Director	Director	Director and Chief Operating Officer
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2017	$643 (i), (iii)	$171 (iii)	Nil	$249
2018	$643 (i), (iii)	$170 (iii)	Nil	$259 (iii)
2019	$643 (i), (iii)	$171 (iii)	Nil	$249 (iii)

	Mr. Henry Schlueter	Mr. Albert So
	Director and Assistant Secretary	Director, Chief Financial Officer and Secretary
	$ in thousands	$ in thousands

2017	$62(ii)	$152
2018	$60(ii)	$162 (iii)
2019	$60(ii)	$152 (iii)

The emoluments paid to the Company’s directors and officers were included in the salaries and related costs, while the consultancy fees or professional fees paid to Schlueter & Associates, P.C., were included in the administration and general expenses.

(i)	Apart from the emoluments paid by the Company as shown above, one of the properties of the Company in Hong Kong is also provided to Mr. Anthony So for his accommodation.

(ii)	The amounts for the years ended March 31, 2017, 2018 and 2019 represented professional fees paid to Schlueter & Associates, P.C., the Company’s SEC counsel, in which Mr. Henry Schlueter is one of the principals.

(iii)	The amount for the year ended March 31, 2017, included unpaid vacation payments of approximately $43,000 and $11,000 for Mr. Anthony So and Mr. Kim Wah Chung, respectively. The amount for the year ended March 31, 2018, included unpaid vacation payments of approximately $43,000, $10,000, $10,000 and $10,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively. The amount for the year ended March 31, 2019, included unpaid vacation payments of approximately $43,000 and $11,000 for Mr. Anthony So and Mr. Kim Wah Chung, respectively.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

15	Related party transactions (Continued)

During the fiscal year ended March 31, 2015, one of the subsidiaries in Hong Kong borrowed an interest-free loan of approximately $538,000 from a director and stockholder, Mr. Anthony So, to provide working capital. This loan is to be repaid in 48 equal installments. During the fiscal year ended March 31, 2019, the subsidiary had repaid to Mr. Anthony So approximately $67,000. This loan had been fully repaid as of March 31, 2019.

During the fiscal year ended March 31, 2015, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage. Mr. Anthony So is the sole owner of these three apartment units. The monthly rental payment was approximately $2,000. Starting from August 1, 2016, rental of two of the apartment units was no longer required and the rental agreement was terminated, and a new rental agreement for one apartment unit for staff quarters was in place, for a monthly rental payment of $270. The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2019 was approximately $3,000 (2018: $3,000; 2017: $9,000).

During the fiscal year ended March 31, 2015, one of the subsidiaries in Xinxing, PRC entered into a rental agreement with a director and stockholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters. Mr. Andrew So is the sole owner of this apartment unit. The monthly rental payment was approximately $450. Starting from December 1, 2018, the monthly rental payment was approximately $580, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2019 was approximately $6,000 (2018: $5,000; 2017: $5,000).

During the fiscal year ended March 31, 2016, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for one apartment unit located in Shenzhen, PRC for staff quarters.  Mr. Anthony So is the sole owner of this apartment unit.  Starting from April 1, 2017, rental of this apartment unit was no longer required and the rental agreement was terminated.  The monthly rental payment was approximately $330, and the total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2019 was $nil (2018: $nil; 2017: $4,000) for this unit.

In February 2017, a non-employee director of the Company, Henry F. Schlueter, sold 24,000 shares of the Company’s common stock to the Company at a purchase price of $2.39 per share, pursuant to the Company repurchase program. In February 2018, Mr. Schlueter sold 10,000 shares of the Company’s common stock to the Company at a purchase price of $3.48 per share, pursuant to the Company repurchase program.

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

At March 31, 2018 and 2019, the Company had credit risk exposure of uninsured cash and deposits with maturities of less than one year in banks of approximately $8,751,000 and $7,527,000, respectively.

A substantial portion, 45%, 31% and 37% of revenue, was generated from one customer for the years ended March 31, 2017, 2018 and 2019, respectively.

The net revenue representing at least 10% of total net revenue are as follows:

	Year Ended March 31,
	2017		2018		2019
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Customer A	2,729	14	3,579	31	3,715	37
Customer C	2,435	13	1,599	14	1,225	12
Customer B	1,563	8	1,662	14	1,027	10
Customer E	1,061	6	1,050	9	996	10
Customer D *	8,472	45	1,115	10	21	–

	16,260	86	9,005	78	6,984	69

* That customer has stopped purchasing from us as of June 2017.

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	March 31,
	2018		2019
	$ in thousands	%	$ in thousands	%

Customer B	—	—	191	32
Customer C	200	25	136	23
Customer A	234	30	127	21
Customer E	113	14	—	—

		69		76

At March 31, 2018 and 2019, these customers accounted for 69% and 76%, respectively, of net trade receivables. The trade receivables have repayment terms of not more than twelve months.

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

(b)	The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations. The Company’s total contributions to the above schemes for the years ended March 31, 2017, 2018 and 2019 amounted to $267,000, $255,000 and $264,000, respectively. The Company has no other obligation to make payments in respect of retirement benefits of the employees.

(c)	According to the New Labor Law in the PRC which was effective on January 1, 2008, a company is required to provide one month’s salary for each year of service as a severance payment. The Company recognized a total provision of $437,000 as of March 31, 2019 for severance payments for staff in the PRC (2018: $396,000, 2017: $297,000). The accrued severance payment allowance is reviewed every year.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

18	Net earnings per share

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

	Year Ended March 31,
	2017	2018	2019

Income / (loss) available to common stockholders ($ in thousands)	$2,795	$4	$(463)

Basic weighted average common shares outstanding	5,143,648	4,910,357	4,703,224

Basic net earnings / (loss) per share	$0.54	$0.00	$(0.10)

Basic weighted average common shares outstanding	5,143,648	4,910,357	4,703,224
Effect of dilutive securities – Options	172,745	380,547	—

Diluted weighted average common and potential common shares outstanding	5,316,393	5,290,904	4,703,224

Diluted net earnings / (loss) per share	$0.53	$0.00	$(0.10)

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information

(a)	The Company has four business segments, Scales, Pet Electronics Products, Rental and Management and Others for the fiscal years ended March 31, 2018 and 2019. The Chief Operating Decision Maker, identified as the Chief Executive Officer and Chief Financial Officer, reviews these segment results when making decisions about allocating revenues and assessing the performance of the Company.

Scales operations principally involve production and marketing of sensor-based scales products. These include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. Revenue from scale products was 67% (2018: 68%) of overall revenue of the Company for the fiscal year ended March 31, 2019, and the Company expects that the revenue will continue to contribute a similar level of revenue for the next 12 months.

The “Others” segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales and pet electronics products, and (ii) sales of scrap materials.

Pet Electronics Products principally involve development and production of pet-related electronics products that are used in consumer applications. Revenue from pet electronics products was 14% (2018: 16%) of overall revenue of the Company for the fiscal year ended March 31, 2019, and the Company expects that the revenue from pet electronics products will continue to contribute a similar level of revenue for the next 12 months.

Rental and Management involve leasing out part of our factories and machinery to third parties. The management decided to identify and expand the rental and management segment during the fiscal year ended March 31, 2018 with the signing of an agreement with Fangda, a property developer in Shenzhen, to cooperate in reconstructing and redeveloping the Shenzhen factory to generate more rental revenue in the future. Revenue from rental and management was 19% (2018: 16%) of overall revenue of the Company for the fiscal year ended March 31, 2019. The Shenzhen factory was rented to a third party with a lease term from August 1, 2013 to August 1, 2019; however, the rent terminated as at January 31, 2019. The Company expects that the revenue from rental and management will decrease for the next 12 months.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2017, 2018, and 2019:

	Year ended March 31,
Product Line	2017	2018	2019
Scales and Others	83%	68%	67%
Pet Electronics Products	9%	16%	14%
Rental and Management	8%	16%	19%
Total	100%	100%	100%

The accounting policies of the Company’s reportable segments are the same as those described in the description of business and significant accounting policies.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (Continued)

(a)	Summarized financial information by business segment as of March 31, 2017, 2018 and 2019 is as follows:

	Net sales	Cost of Revenue	Operating income / (loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
2017

Scales and Others	15,814	9,428	2,916	10,355	515	262
Pet Electronics Products	1,662	991	307	1,089	54	27
Rental and Management	1,476	855	(57)	5,465	748	—

Total operating segments	18,952	11,274	3,166	16,909	1,317	289
Corporate	—	—	—	4,057	—	—

Group	18,952	11,274	3,166	20,966	1,317	289

2018

Scales and Others	7,862	4,809	208	8,211	479	79
Pet Electronics Products	1,861	1,139	49	1,944	113	19
Rental and Management	1,800	1,010	(19)	5,622	784	266

Total operating segments	11,523	6,958	238	15,777	1,376	364
Corporate	—	—	—	8,978	—	—

Group	11,523	6,958	238	24,755	1,376	364

2019

Scales and Others	6,686	4,340	(74)	8,244	540	236
Pet Electronics Products	1,410	915	(16)	1,739	115	67
Rental and Management	1,896	780	(450)	4,716	479	289

Total operating segments	9,992	6,035	(540)	14,699	1,134	592
Corporate	—	—	—	7,787	—	—

Group	9,992	6,035	(540)	22,486	1,134	592

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (Continued)

(b)	The Company primarily operates in Hong Kong and the PRC. The manufacture of components and their assembly into finished products and research and development are carried out in the PRC. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong and the PRC.

Property, plant and equipment, net by geographical areas are as follows:

	March 31,	March 31,
	2018	2019
	$ in thousands	$ in thousands
Hong Kong	1,092	845
The PRC	9,342	8,746

Property, plant and equipment, net	10,434	9,591

(c)	The following is a summary of net revenue by geographical areas constituting 10% or more of total revenue of the Company for the years ended March 31, 2017, 2018 and 2019:

	Year ended March 31,
	2017		2018		2019
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Germany	2,797	15	3,621	31	3,760	38
United States	10,356	55	4,807	42	3,184	32
The PRC	1,590	8	2,054	18	2,265	23
Netherlands	2,299	12	87	1	—	—

	17,042	90	10,569	92	9,209	93

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (Continued)

(d)	The following is a summary of net revenue by customers constituting 10% or more of total revenue of the Company for the years ended March 31, 2017, 2018 and 2019:

		Year Ended March 31,
		2017		2018		2019
Customers	Segment	$ in thousands	%	$ in thousands	%	$ in thousands	%

Customer A	Scales	2,729	14	3,579	31	3,715	37
Customer C	Scales	2,435	13	1,599	14	1,225	12
Customer B	Scales and Pet Electronics Products	1,563	8	1,662	14	1,027	10
Customer E	Rental and Management	1,061	6	1,050	9	996	10
Customer D	Scales	8,472	45	1,115	10	21	—

		16,260	86	9,005	78	6,984	69

20	Long-term loan and long-term deposit received

In November 2017, the Company signed an agreement with a property developer in Shenzhen -- Fangda to cooperate in reconstructing and redeveloping the Shenzhen factory. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. During the year ended March 31, 2018, the Company received approximately $3,199,000 from Fangda as a deposit according to the agreement. The Company will return this deposit in full (without interest) to Fangda when the redeveloped property is completed and the Company’s share of the redeveloped property is transferred to the Company, which is expected to take place in March 2023. The Company has treated this deposit as a long-term loan and discounted it up to March 2023. This liability is presented as a long-term loan and deposit received in our consolidated balance sheet as of March 31, 2018 and 2019.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

21	Other income, net

Other income, net consisted of the following:

	Year Ended March 31,
	2017	2018	2019
	$ in thousands	$ in thousands	$ in thousands

Gain on disposal of property, plant and equipment	—	—	5
Gain on disposal of intangible assets	79	—	—
Gain from deregistration of subsidiaries	22	—	—
Other gains	453	342	103

Other income, net	554	342	108

22	Non-operating income / (expenses), net

Non-operating income / (expenses), net comprises the following:

	Year Ended March 31,
	2017	2018	2019
	$ in thousands	$ in thousands	$ in thousands

Interest income	8	191	237
Interest expense	(37)	(72)	(139)
Foreign exchange gain / (loss)	258	(353)	(21)

Non-operating income / (expenses), net	229	(234)	77

23	Subsequent events

From April 1, 2019 to June 30, 2019, the Company repurchased an additional 17,404 shares of its common stock for an aggregate purchase price of approximately $47,000.

