Form 20-F
period 2020-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2020-08-17
CIK 846546

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2020

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

5,828,205 shares of common stock, $0.003 par value, at March 31, 2020 (including 921,739 shares that are held in treasury)

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

Yes [X]  No [_]

 Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes [X]    No  [_]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer   [_]  Accelerated Filer   [_]  Non-accelerated filer   [X]      Emerging Growth Company [_]

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

Yes [ _]  No [X]

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

The selected consolidated financial data as of March 31, 2019 and 2020 and for each of the three fiscal years ended March 31, 2018, 2019 and 2020 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars.  The selected consolidated financial data set forth below as of March 31, 2016, 2017 and 2018, and for each of the two fiscal years in the period ended March 31, 2016 and 2017, have been derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated financial data is qualified in its entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data

(in 000s US$ except for shares and per share data)

	Year Ended March 31,
	2016(1)	2017(1)	2018	2019	2020
	$	$	$	$	$
Net revenue	25,370	18,952	11,523	9,992	13,096
Cost of revenue	(17,081)	(11,274)	(6,958)	(6,035)	(5,690)
Gross profit	8,289	7,678	4,565	3,957	7,406
Selling, general and administrative expenses	(6,948)	(5,066)	(4,669)	(4,605)	(7,479)
Other income, net	1,961	554	342	108	435
Income / (loss) from operations	3,302	3,166	238	(540)	362
Non-operating (expenses) / income, net	(121)	229	(234)	77	36
Income / (loss) before income taxes	3,181	3,395	4	(463)	398
Income tax expense	(310)	(600)	—	—	—
Net income / (loss)	2,871	2,795	4	(463)	398
Net earnings per / (loss) per share - basic(2)	0.55	0.54	0.00	(0.10)	0.09
Weighted average shares	5,173,431	5,143,648	4,910,357	4,703,224	4,646,966
Net earnings / (loss) per share - diluted(2)	0.55	0.53	0.00	(0.10)	0.08
Diluted weighted average shares	5,173,431	5,316,393	5,290,904	4,703,224	4,816,736

(1) Certain amounts in the statement of operations for the fiscal years ended March 31, 2016 and 2017 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2018.

(2) The diluted net earnings / (loss) per share was the same as the basic net earnings / (loss) per share for the fiscal years ended March 31, 2016, 2018 and 2019 as all potential common shares, including the stock options, are anti-dilutive and therefore excluded from the computation of diluted net (loss) / earnings per share.

Balance Sheet Data

(in 000s US$ except for shares and per share data)

	Year Ended March 31,
	2016	2017	2018	2019	2020
	$	$	$	$	$
Cash and cash equivalents, and fixed deposits maturing over three months	3,547	3,745	8,751	7,527	9,111
Working capital	(530)	2,499	7,016	6,249	5,712
Total assets	23,021	20,966	24,755	22,486	24,201
Current liabilities	8,137	5,244	4,369	4,155	6,139
Total liabilities	8,443	5,371	7,666	7,337	9,437
Common stock	17	17	17	17	17
Stockholders’ equity	14,578	15,595	17,089	15,149	14,764

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

Since late 2019, as a result of ongoing negotiations with the United States, China unveiled several tariff exemptions for U.S. products, including various agricultural products. Under the phase one trade deal agreed with the United States by the end of 2019, China released additional exemptions from tariffs and agreed to purchase at least an additional US$200 billion worth of U.S. goods and services by the end of 2021. It is uncertain whether there will be any further material changes to China’s tariff policies. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, which would have an adverse effect on manufacturing levels, trade levels and industries, including logistics, retail sales and other businesses and services that rely on trade, commerce and manufacturing, as well as on our marketplaces that rely upon imports.

The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting China’s overall economic condition, which could have a negative impact on us. Furthermore, imposition of tariffs could have a negative impact on our supply chain and on foreign demand for our products and, thus, could have a material adverse impact on our business and results of operations. During the year ended March 31, 2020, approximately 56.9% of our sales were to customers in the United States.

Trade tensions and policy changes have also led to measures that could have adverse effects on China-based issuers, including proposed legislation in the United States that would require listed companies whose audit reports and/or auditors are not subject to review by the PCAOB to be subject to enhanced disclosure obligations and be subject to delisting if they do not comply with the requirements.

The Market Price For Our Shares Could Be Adversely Affected By Increased Tensions Between The United States and China. Recently there have been heightened tensions in the economic and political relations between the United States and China. On June 30, 2020, the Standing Committee of the PRC National People's Congress issued the Law of the People's Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (HKSAR). This law defines the duties and government bodies of the HKSAR for safeguarding national security and four categories of offences—secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security—and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong's autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the United States and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like Bonso. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our shares could be adversely affected.

It May Be Difficult For Overseas Regulators To Conduct Investigations Or Collect Evidence Within China. Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by our shareholders in protecting their interests.

We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar Or The Chinese Renminbi. The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate. From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB was allowed to move 0.3% on a daily basis against the U.S. Dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%. Following the removal of the U.S. Dollar peg, the RMB appreciated more than 20% against the U.S. Dollar over the following three years.  Since July 2008, however, the RMB has traded within a narrow range against the U.S. Dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. Dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the government of the People’s Republic of China (“PRC”) would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As of July 15, 2020, the RMB was valued at 6.9871 per U.S. Dollar. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position and the value of our common shares and any dividends payable to our common shareholders in U.S. Dollars.

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

Continuing Economic Weakness May Adversely Affect Our Earnings, Liquidity And Financial Position.  The Company’s business has been challenging recently as a consequence of adverse worldwide economic conditions. In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations. These concerns slowed global economic growth and resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. The global economic weakness has negatively impacted our operating results since 2008. Overall, the economic outlook is uncertain as a result of concerns about the general global economy and the decreased rate of growth in China and the European Union. Recessionary conditions may return. If negative economic conditions return, a number of material adverse effects on our business could occur and could have a negative impact upon our results of operations. Further, slower overall growth of the Chinese economy may have a material adverse effect upon the Company and its results of operations. Also, portions of the Company’s Xinxing facility are leased out to third parties whose products are sold domestically. Negative economic conditions in China would affect the results of operations of these tenants, which may not be able to pay future rent to the Company in full or on time according to the lease agreements.

The Economy Of China Has Been Experiencing Significant Growth, Leading To Some Inflation and Increased Labor Costs.  The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 2.42% in June 2014 from the level in June 2013, 1.40% between June 2014 and June 2015, 1.90% between June 2015 and June 2016, 1.50% between June 2016 and June 2017, 1.90% between June 2017 and June 2018, 2.70% between June 2018 and June 2019 and 2.50% between June 2019 and June 2020. China’s overall economy and the average wage in the PRC are expected to continue to grow. Continuing inflation and material increases in the cost of labor in China could diminish our competitive advantage. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown may reduce our revenues. If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

We Face Risks By Operating In China Because The Chinese Legal System Relating To Foreign Investment And Foreign Operations Such As Bonso’s Is Evolving And The Application Of Chinese Laws Is Uncertain. The legal system of China relating to foreign investments is continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 41 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law. Further, various disputes may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination. Continued uncertainty relating to the laws in China and the application of the laws could have a material adverse effect upon us and our operations in China.

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

If Our Factories Were Destroyed Or Significantly Damaged As A Result of Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected. All of our products are manufactured at our manufacturing facilities located in Xinxing, Guangdong, China. Fire-fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $32 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factories due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

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

Risk Factors Relating to Our Business

Our business operations may be adversely affected by the outbreak of coronavirus COVID-19 or future epidemics or pandemics. An outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”) first emerged in Wuhan city, Hubei province, China in late 2019 and continued to expand within the PRC and globally. The new strain of coronavirus is considered highly contagious and poses a serious public health threat. With the aim of containing the COVID-19 outbreak, the PRC government imposed extreme measures across the PRC including, but not limited to, the complete lockdown of Wuhan city on January 23, 2020, partial lockdown measures across various cities in the PRC, the extended shutdown of business operations and mandatory quarantine requirements on infected individuals and anyone deemed potentially infected. On January 30, 2020, the World Health Organization (“WHO”) declared the outbreak of COVID-19 a Public Health Emergency of International Concern and on March 11, 2020, WHO declared COVID-19 a global pandemic.

The COVID-19 pandemic significantly disrupted China’s economy in the first quarter of 2020. Despite the PRC government’s efforts to revive China’s economy, China’s economy experienced a significant slowdown since the outbreak and will continue to face new difficulties and challenges due to the spread of the pandemic, increasing risk of imported cases and heightened volatility and uncertainties in the global economy, and there remains uncertainty as to how soon or whether economic activities in China will rebound to the level prior to the COVID-19 pandemic.

The Company’s manufacturing facility and offices in the PRC were instructed to close for two weeks in February 2020 as a result of COVID-19. We also experienced limited support from our employees, delayed access to raw material supplies and the inability to deliver products to customers on a timely basis. However, in spite of COVID-19, our total sales for the three months ended March 31, 2020 still increased by approximately 58% over sales for the three months ended March 31, 2019, and our total sales for the three months ended June 30, 2020 increased by approximately 85% over sales for the three months ended June 30, 2019. However, management anticipates that the increase we have experienced in our sales may slow down during the fiscal year ending March 31, 2021 as a result of the global COVID-19 pandemic.

The potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. A resurgence of the epidemic in China could negatively impact our business. In addition, the effect of the pandemic in other countries where our customers are located, such as the United States, which accounted for approximately 56.9% of our revenue during the fiscal year ended March 31, 2020, could negatively impact sales of our products in those countries. In addition, our business operations could be disrupted if we are again instructed to close our manufacturing facility or if any of our employees is suspected of contracting COVID-19, since they could be quarantined and/or our facility be shut down for disinfection. Our supply chain could also be disrupted by the epidemic. The extent to which the COVID-19 outbreak will impact our business, results of operations and financial condition remains uncertain. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China and elsewhere or harms the Chinese and global economy in general.

We may also experience negative effects from future public health crises beyond our control. These events are impossible to forecast, their negative effects may be difficult to mitigate and they could adversely affect our business, financial condition and results of operations.

Any Limitation On Our Ability to Sell Our Products On Amazon’s Platform Could Have A Material Adverse Impact On Our Business, Results Of Operations, Financial Condition And Prospects. A significant portion of our sales of electronic pet products is through the Amazon marketplace and any change, limitation or restriction, even if temporary, on our ability to operate on Amazon’s platform could have a material adverse impact on our business, results of operations, financial condition and prospects.

We sell our electronic pet products on Amazon, both directly and through an agent. Both our agent and we are subject to Amazon’s terms of service and various other Amazon seller policies and services that apply to third parties selling products on Amazon’s marketplace. Amazon has the right to terminate or suspend its agreement with us or with our agent at any time and for any reason. Amazon may take other actions against us, such as suspending or terminating a seller account or product listing and withholding payments owed to us or our agent indefinitely. While we endeavor to materially comply with the terms of services of the marketplaces on which we operate, and to provide our consumers with a great experience, we can provide no assurances that these marketplaces will have the same determination with respect to our compliance.

Amazon or any other marketplace on which we choose to sell can make changes to their respective platforms that could require us to change the manner in which we operate, limit our ability to successfully launch new products or increase our costs to operate and such changes could have an adverse effect on our business, results of operations, financial condition and prospects. Examples of changes that could impact us relate to platform fee charges (i.e., selling commissions), exclusivity, inventory warehouse availability, excluded products and limitations on sales and marketing. Any change, limitation or restriction on our ability to sell on Amazon’s platform, even if temporary, could have a material impact on our business, results of operations, financial condition and prospects.

In addition, in response to the COVID-19 pandemic, Amazon has recently implemented changes to its fulfillment services platform such that certain products deemed non-essential have extended delivery times and Amazon is currently not accepting goods to any of its warehouses that are deemed non-essential. The impact of this change could have a material effect on our revenues, profitability and financial condition.

Our Amazon Sales Are Primarily Effected Through a Sales Agent And Proceeds Of Those Sales Are Collected By The Sales Agent. A significant portion of our Amazon sales is effected through an agent pursuant to an Agency Agreement that entitles the agent to a 13% commission on any Amazon sales made through it, or 12.5% commission if the sales exceed $500,000 in a month. Under the agreement, we deliver our pet products to the agent, who then ships the products, along with other products from the PRC, to Amazon. The agent sells our pet products, and products for other manufacturers, on Amazon through the agent’s Amazon accounts. Amazon fulfills the orders, and the agent remits the Company’s share of the sales proceeds to us. We do not control the agent’s accounts and are dependent upon the agent to forward our share of the net sales proceeds to us. If the agent were to fail to remit our share of the net sales proceeds to us, we would be forced to take legal action to obtain our share of the net sales proceeds.

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue.  If Sales To These Customers Do Not Continue, Then Our Sales Revenue Will Decline And Our Business Will Be Negatively Impacted.  During the fiscal year ended March 31, 2020, top three customers accounted for 38% of our revenue.  Those same three customers accounted for 59% and 59% during the fiscal years ended March 31, 2019 and 2018, respectively. We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. Our largest customer prior to the fiscal year ended March 31, 2018, which accounted for 45% of our revenue during the fiscal year ended March 31, 2017 and 56% during the fiscal year ended March 31, 2016, ceased purchasing from us as of June 2017, causing a significant decrease in revenue. The loss of any of our remaining three largest customers would have a material negative impact on our sales revenue and our business.  There can be no assurance that we would be able to compensate for the loss of any of these major customers.

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

We Depend Upon Our Key Personnel, And The Loss Of Any Key Personnel, Or Our Failure To Attract And Retain Key Personnel, Could Adversely Affect Our Future Performance, Including Product Development, Strategic Plans, Marketing And Other Objectives.  The loss or failure to attract and retain key personnel could significantly impede our performance, including product development, strategic plans, marketing and other objectives.  Our success depends to a substantial extent not only on the ability and experience of our senior management, but particularly upon Anthony So, our Chairman of the Board and Andrew So, our Chief Executive Officer. We have key man life insurance on Mr. Andrew So, but not for Mr. Anthony So. To the extent that the services of either Mr. Anthony So or Mr. Andrew So would be unavailable to us, we would be required to obtain another person or persons to perform his duties.  We may be unable to employ another qualified person with the appropriate background and expertise to replace either of these persons on terms suitable to us.

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

Increased Prices For Raw Materials May Have A Negative Impact Upon Us. The price level of certain raw materials has increased each year since the fiscal year ended March 31, 2016. The price of some of the raw materials fluctuates directly with the price of oil. If oil prices increase in the future, it will likely result in a further increase in the costs of components to us, as well as an increase in our operating expenses, which could have a material adverse effect upon our business and results of operations.

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

Recent Changes In The PRC’s Labor Law Could Penalize Bonso If It Needs To Make Additional Workforce Reductions.  In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008.  It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts.  An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty.  Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations.  Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau.  During the fiscal year ended March 31, 2014, we paid severance payments of $1,194,000 for reducing our full workforce in Shenzhen, PRC as we moved our operations to the new factory in Xinxing, and the accumulated provision was approximately $444,000 as of March 31, 2020 (2019: $437,000; 2018: $396,000; 2017: $297,000; 2016: $317,000). This accrued severance payment allowance is reviewed every year.  We may incur much higher costs under China’s labor laws if we are forced to downsize again, and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

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

We Are Controlled By Our Management, Whose Interests May Differ From Those Of The Other Shareholders. As of July 15, 2020, Mr. Anthony So, our founder and Chairman, owned or controlled approximately 49.7% of our outstanding shares of common stock. Andrew So, our Chief Executive Officer and President, owned approximately 10.1% of our outstanding shares. Albert So, our Chief Financial Officer, owned approximately 5.5% of our outstanding shares. The record ownership of Mr. Anthony So, Mr. Andrew So and Mr. Albert So aggregates 65.3% of the shares entitled to vote. The other directors of the Company own of record 4.8% of the shares entitled to vote. Accordingly, the existing management and directors of the Company can vote in the aggregate 70.1% of the shares entitled to vote. As a result, the current directors and management of the Company are in a position to elect the Board of Directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities.  The current directors and management may be able to prevent or cause a change in control of the Company.  We also may be prevented from entering into transactions that could be beneficial to us without the current directors’ and management’s consent. The interest of our largest shareholders may differ from the interests of other shareholders. There are no agreements, understandings or commitments among the members of the Board to vote their shares in any specific manner or to vote collectively for or against any matter that may come before the shareholders.

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

A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2020, based on criteria set forth by the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have experienced material weaknesses in our internal controls for several years; however, management has been unable to implement effective remediation measures.

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

Due To Inherent Limitations, There Can Be No Assurance That Our System Of Disclosure And Internal Controls And Procedures Will Be Successful In Preventing All Errors Or Fraud Or In Informing Management Of All Material Information In A Timely Manner. Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud.  A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Management has concluded that the Company’s disclosure controls and procedures for the fiscal year ended March 31, 2020, were ineffective.

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

Our Results Could Be Affected By Changes In Currency Exchange Rates. Changes in currency rates involving the Hong Kong Dollar or Chinese Renminbi could increase our expenses. During the fiscal years ended March 31, 2018 and 2019 our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $353,000 and approximately $21,000, respectively. During the fiscal year ended March 31, 2020, our financial results were affected by currency fluctuations, resulting in a total foreign exchange gain of approximately $42,000. Generally, our revenues are collected in United States Dollars and Chinese Renminbi. Our costs and expenses are paid in United States Dollars, Hong Kong Dollars and Chinese Renminbi. We face a variety of risks associated with changes among the relative value of these currencies. Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations. If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected. In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations. If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union.  This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world.  If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

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

We signed an agreement with a property developer in Shenzhen--Shenzhen Fangda Property Development Company Limited (“Fangda”) to cooperate in reconstructing and redeveloping the Shenzhen factory in November 2017, and we signed a supplementary agreement with Fangda in July 2018. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. Under the terms of the agreement, Fangda is responsible for applying for necessary government approvals and for financing and handling the redevelopment project, including facilitating the obtaining of necessary governmental approvals.  We anticipate completing the approval process in 2020; however, there can be no assurance that we will be successful in obtaining all necessary approvals.  If we are not successful in the implementation of our property development project, our growth, business, financial condition and results of operations could be adversely affected.

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

Our Income From The Rental and Management Segment Has Dropped Due To The Termination Of The Lease Agreement For Rental Of Our Shenzhen Factory. Previously, we derived a majority of our rental income from the rental of our Shenzhen factory facility. That lease was terminated as at January 31, 2019, and management was unable to lease the factory to another tenant. Assuming appropriate governmental approvals are obtained, of which there can be no assurance, development of the Shenzhen factory site is expected to begin in early 2021. It will be several years before development is completed and before we will have any revenues relating to the redevelopment of the Shenzhen factory property. During that time there will not be rents generated from our Shenzhen factory facility. However, we believe that we will have sufficient cash reserves plus cash flow from the rental of factory space at Xinxing and from manufacturing for our operations to continue and to meet the Company’s liquidity requirements.

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

In the PRC, the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the British Virgin Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedure Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the British Virgin Islands.

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

Our corporate administrative offices are located at Cragmuir Chambers, Road Town, Tortola, British Virgin Islands and corporate administrative matters are conducted through our registered agent, Harneys Corporate Services Limited, located at P.O. Box 71, Road Town, Tortola, British Virgin Islands. Our principal executive offices are located at Unit 1404, 14/F, Cheuk Nang Centre, 9 Hillwood Road, Tsimshatsui, Kowloon, Hong Kong. Our telephone number is (852) 2605-5822, our facsimile number is (852) 2691-1724, our e-mail address is info@bonso.com and our website is www.bonso.com.

Organizational Structure

We have two wholly-owned Hong Kong subsidiaries, Bonso Electronics Limited (“BEL”) and Bonso Advanced Technology Limited (“BATL”). BEL and BATL are responsible for the design, development, manufacture and sale of our products.

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

We also have a wholly-owned British Virgin Islands subsidiary, Modus Enterprise International Inc. (“Modus”), which owned 100% of Bonso USA Inc. (“Bonso USA”). Bonso USA, which was organized under the laws of the United States, has been dormant since 2009 and was formally deregistered during the fiscal year ended March 31, 2017.

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

We have two factory properties in China and our business operations are organized based upon the products we offer. Our manufacturing operations are conducted at our factory in Xinxing. We operate in four business segments:

•	Scales—manufactured at our factory in Xinxing;
•	Pet Electronic Products—manufactured at our factory in Xinxing;
•	Rental and Management—involves the leasing of our factory in Shenzhen, and the leasing of both factory space and equipment at our Xinxing facility; and
•	Others—principally includes the activities of (i) tooling and mould charges for scales and pet electronic products, and (ii) sales of scrap materials.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2018, 2019 and 2020:

	Year ended March 31,
Product Line	2018	2019	2020
Scales and Others	68%	67%	45%
Pet Electronic Products	16%	14%	48%
Rental and Management	16%	19%	7%
Total	100%	100%	100%

Our primary business has been the design, development, production and sale of electronic sensor-based scales and pet electronic products. Effective with the transfer of manufacturing operations to our factory in Xinxing we leased our factory in Shenzhen to a third party. This lease marked our entry into the “Rental and Management” business, into which we have been expanding and intend to expand further in the future.

The lease with the third party for the Shenzhen factory was terminated as of January 31, 2019. We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high-end commercial complex, containing retail space, office space and some residential space. In July 2017, we signed a letter of intent, and in November 2017, we signed the definitive agreement with a property developer in Shenzhen (“Fangda”) to cooperate in reconstructing and redeveloping the Shenzhen factory. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. In July 2018, we signed a supplementary agreement with Fangda to modify our approach in obtaining government approvals. Under the terms of the agreement, Fangda is responsible for applying for necessary government approvals and for financing and handling the redevelopment project. The agreement provides that both companies will share the redeveloped property after reconstruction/redevelopment is completed with Bonso holding a 45% interest in the total floor area. However, the final sharing ratio is subject to government approval of the total floor area. Fangda is in the process of obtaining necessary governmental approvals. We expect that Fangda will obtain all necessary approvals by the end of calendar year 2020; however, there can be no assurance that it will be successful in obtaining all necessary approvals. If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

In addition, since October 2016 we have leased excess space and equipment in our Xinxing facility to third parties in order to supplement our manufacturing revenues, and in June 2018, we completed construction of two additional buildings at our Xinxing facility that are being leased to third parties. See “Property, Plant and Equipment – China.”

Our principal capital expenditures on property, plant and equipment, including investment property over the last three years are set forth below:

	On March 31,
	2018	2019	2020
Property, plant & equipment and including investment property	$364,000	$592,000	$1,124,000

Our capital expenditures include construction-in-progress, leasehold improvement and the purchase of machinery used in the production of certain of our products.

All of the foregoing capital expenditures were financed principally from internally generated funds, except for three motor vehicles purchased with capital leases.

Business Strategy

Management of the Company believes that is in the best interest of the Company and our shareholders to further expand the Rental and Management segment. From 2013 to January 31, 2019, the Company leased its entire Shenzhen facility, consisting of seven buildings for a total of approximately 375,000 square feet, to an unaffiliated third party, and it is also currently leasing an aggregate of approximately 243,000 square feet of its Xinxing facility to unaffiliated third parties. In addition, the Company, through its partner, Fangda, is in the process of applying for the required permits to redevelop the Shenzhen facility into a high-end commercial complex, containing retail space, office space and some residential space, all of which is intended to be leased out. Management believes that the Rental and Management segment will increase and constitute a more significant part of our total revenues in the future.

Scales, Pet Electronic Products and Other Segments

Products. Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.  These products accounted for 67% of revenue for the fiscal year ended March 31, 2018, 66% for 2019 and 44% for 2020. We believe that our sensor-based scale products will continue to be a major portion of our scales revenue as we are able to secure orders from our major customers.

During the fiscal year ended March 31, 2013, the Company began to produce certain pet electronic products that are sold to wholesalers and pet shops.  The Company also sells its pet electronic products through online platforms including Taobao, Tmall, Alibaba and Amazon. These products accounted for 16% of revenue for the fiscal year ended March 31, 2018, 14% for 2019 and 48% for 2020.

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

The following table sets forth the percentage of net revenue for each of the product lines mentioned above for the fiscal years ended March 31, 2018, 2019 and 2020:

	Fiscal Year Ended March 31,
Product Line	2018	2019	2020
Scales	67%	66%	44%
Pet Electronic Products	16%	14%	48%
Other	1%	1%	1%
Total	84%	81%	93%

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

Increased Focus upon Manufacturing and Selling Higher Margin Products and the Elimination or Decrease in the Production and Sale of Lower Margin Products. Since 2015 we have focused upon eliminating the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. We advised our largest customer for these low margin electronic scale products that without substantial price increases, we would not be in position to continue manufacturing these products in the calendar year beginning January 1, 2015. That customer did not agree to the price increases that we requested, and has shifted this business to alternative suppliers. In addition, the Company is able to generate a higher margin for its products sold through online platforms where the products are sold directly to the end users without a middleman. With the decrease in the production and sale of lower margin products and increase in the sale of higher margin products, the Company increased its gross profit from 21.9% for the fiscal year ended March 31, 2015, to 32.7% for the fiscal year ended March 31, 2016, 40.5% for the fiscal year ended March 31, 2017, 39.6% for the fiscal year ended March 31, 2018, 39.6% for the fiscal year ended March 31, 2019 and 56.6% for the fiscal year ended March 31, 2020.

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

Customers and Marketing.  We sell our products primarily in the United States and Europe. Customers for our products are primarily OEMs, OBMs and ODMs, which market the products under their own brand names. We market our products to OEMs, OBMs and ODMs through our sales staff at trade shows, via e-mail and via our website. In addition, we market our pet electronic products to end users worldwide through online platforms. We have made sales through this medium primarily to end users in the United States, Europe and China.

Net export sales to customers in the United States and Europe constituting 10% or more of total revenue of the Company consisted of the following for each of the three years ended March 31, 2018, 2019 and 2020.

	Year ended March 31,
	2018		2019		2020
	$ in thousands	%	$ in thousands	%	$ in thousands	%
United States of America	4,807	42	3,184	32	7,453	57
Germany	3,621	31	3,760	38	3,613	28
Total	8,428	73	6,944	70	11,066	85

We maintain a marketing and sales team of six people.  Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customers’ specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and through trade shows, e-mail and our website. Commission payments of approximately $34,000 were paid to the sales team during the fiscal year ended March 31, 2020 (2019: $11,000; 2018: $13,000). We hire third-party agents to handle sales and customer service for some of our online selling platforms. Commission payments of approximately $802,000 were paid to agents during the fiscal year ended March 31, 2020 (2019: $26,000; 2018: $nil).

Our top customers and their percentage of revenue for the prior three fiscal years are below:

Percent of Revenue– Year ended March 31,

Customer	2018	2019	2020
Customer A	31%	37%	27%
Customer C	14%	12%	9%
Customer B	14%	10%	2%
Customer E(1)	9%	10%	—
Customer D(2)	10%	—	—

(1)  Rental income from this customer ended as of February 2019.

(2)  This customer is no longer purchasing from us as of June 2017.

Component Parts and Suppliers.  We are not dependent upon any single supplier for key components.  We purchase components for our products primarily from suppliers in Japan, Taiwan, Hong Kong and China.

We have taken steps to reduce our exposure to any inability to obtain components by forecasting with an increased buffer rate and placing orders for components earlier to allow for longer delivery lead times. Because of these actions, we do not expect to experience any difficulty in obtaining needed component parts for our products. The price level of certain raw materials has increased each year since the fiscal year ended March 31, 2016.

Quality Control.  We have received ISO 9001:2015 certification from BSI Assurance UK Limited.  The ISO 9001:2015 certification was awarded to our subsidiary, Bonso Advanced Technology (Xinxing) Company Limited. ISO 9001 is one of the ISO 9000 series of quality system standards developed by the International Organization for Standardization, a worldwide federation of national standards bodies. ISO 9001 provides a model for quality assurance (and continuous improvement) in product development, manufacturing, installation and servicing that focuses on meeting customer requirements. We have also received certification on the management system for medical devices of ISO13485:2016, which ensures that we have implemented and maintained a quality system for the design and manufacture of medical devices and allows us to develop and manufacture safe and effective medical devices.

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

Product Research and Development. The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEMs, OBMs and ODMs. We believe our engineering and product development capabilities are important to the future success of our business. As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications. Some of our product design, research and development activities are customer funded and are under agreements with specific customers for specific products. To reduce costs, we conduct our research and development at our facilities in China. We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong. At March 31, 2020, we employed 11 individuals in Hong Kong and China for our engineering staff, who are at various times engaged in research and development.

Competition. The manufacture and sale of electronic sensor-based and wireless products is highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses aggregated approximately $152,000, $175,000 and $213,000 during the fiscal years ended March 31, 2018, 2019 and 2020, respectively.

Seasonality. The first calendar quarter of each year is typically the slowest sales period because our manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays to permit employees to travel to their homes in China. In addition, sales during the first calendar quarter of scales products usually dip following the increase in sales during the Christmas season. Throughout the remainder of the year, our products do not appear to be subject to significant seasonal variation. However, past sales patterns may not be indicative of future performance.

Transportation. Typically, we sell products either F.O.B. Hong Kong, Yantian (Shenzhen) or Nansha (Guangzhou), which means that our customers are responsible for the transportation of finished products from Hong Kong, Yantian (Shenzhen) or Nansha (Guangzhou) to their final destination. Transportation of components and finished products to and from the point of shipment is by truck. To date, we have not been materially affected by any transportation problems. However, transportation difficulties affecting air cargo or shipping, such as an extended closure of ports that materially disrupts the flow of our customers’ products to their destination, mainly the United States and Europe, could materially and adversely affect our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incurred pending resolution of the problems causing the port closures. For products sold through online platforms, the Company ships to customers directly by door-to-door courier services from our factory to customers located in China. For products sold through the Amazon selling platform, goods are supplied to Amazon fulfillment centers, and are shipped by Amazon with Fulfillment by Amazon service.

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

Foreign Operations. Our products are manufactured at our factory located in China. While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China have arisen that threaten the status quo involving trade between the United States and China. The U.S. government has recently imposed tariffs on certain foreign goods, including some of the Company’s products, and has indicated a willingness to impose tariffs on imports of other products. Related to this action, certain foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods, and have indicated a willingness to impose additional tariffs on U.S. products. It remains unclear what the U.S. government or foreign governments will or will not do with respect to recent or future tariffs or other international trade agreements and policies. A trade war or other governmental action related to tariffs or international trade agreements or policies has the potential to adversely impact our supply chain and foreign demand for our products and, thus, to have a material adverse effect on our business and results of operations. During the fiscal year ended March 31, 2020, the United States accounted for approximately 57% of net export sales of our manufactured products as opposed to 32% and 42% for the years ended March 31, 2019 and 2018.

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

Rental and Management Segment

Since 2014, when we leased our Shenzhen manufacturing facility to a third party, we have gradually been developing a rental and management segment of our business. The lease with the third party for the Shenzhen factory was terminated as at January 31, 2019. We currently lease approximately 243,000 square feet of space in Xinxing, as well as machinery to third parties for an aggregate gross monthly income of approximately RMB 318,000, or $45,000. During the fiscal year ended March 31, 2020, rental and management income accounted for approximately 7% of our net income. A description of the leases of factory space and equipment that we have entered into is set forth below under “Real Property.”

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

China. Our Shenzhen factory is located in the DaYang Synthetical Development District, close to the border between Hong Kong and China. This factory consists of one factory building, which contains approximately 186,000 square feet, two workers’ dormitories, containing approximately 103,000 square feet, a canteen and recreation center of approximately 26,000 square feet, an office building consisting of approximately 26,000 square feet and two staff quarters for supervisory employees, consisting of approximately 34,000 square feet, for a total of approximately 375,000 square feet. The Company entered into a rental agreement in June 2013 to rent out the Shenzhen factory to a third party from August 2013 to July 31, 2019. However, in December 2018, the local environmental protection bureau ordered the tenant to cease production of its primary products as a result of the imposition of higher pollution standards resulting from the conversion two years ago of a nearby industrial factory to residential buildings. The tenant terminated the lease agreement as at January 31, 2019 and relocated, and the Company was not able to find another tenant. As a result the Company lost the monthly rental income of approximately $107,000 per month.

We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high-end commercial complex, containing retail space, office space and some residential space.  In November 2017, we entered into an agreement with Fangda, a property developer in Shenzhen. Fangda has taken over the process to facilitate and obtain the necessary governmental approvals. We anticipate that Fangda will complete the approval process in 2020; however, there can be no assurance that it will be successful in obtaining all necessary approvals. If Fangda is successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

In November 2018, the Company paid approximately RMB 6,035,000, or approximately $905,000, to a third party for a residential unit in Shenzhen. This unit, namely Unit 302, 5th Building, Hua Qiang City, is located at Feng Tang Road in Fu Hai, Bao An, Shenzhen. This unit, consisting of 1,354 square feet, is located near our existing Shenzhen factory and is utilized as quarters for the senior officers of the Company during their visits and monitoring of the redevelopment of the Shenzhen factory.

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

The following table summarizes all the rental agreements with respect to portions of our Xinxing factory that we are renting to third parties.

Tenant	Leased assets	Area in square feet	From	To	Current Monthly Rent in RMB	Remarks
Tenant A	factory space, machines and equipment	42,440	Jan 01, 2015	Dec 31, 2020	52,877
Tenant B	machines and equipment		Jul 01, 2016	Jun 30, 2020	26,095	new rental agreement signed for July 1, 2020 to June 30, 2023 with monthly rent of RMB 16,506
Tenant C	factory space	29,063	Oct 01, 2016	Sep 30, 2024	37,800	additional rental agreement signed for June 1, 2020 to September 30, 2024 with monthly rent of RMB 14,400
Tenant D	factory space	43,271	Feb 14, 2017	Feb 13, 2026	50,853
Tenant E	factory space	18,891	Jun 15, 2017	Dec 31, 2022	21,236
Tenant F	factory space	12,917	Dec 01, 2017	May 31, 2020	13,200	rental agreement with this tenant was not renewed after May 31, 2020
Tenant G	factory space	51,171	Jun 15, 2018	Jun 14, 2024	62,505
Tenant H	factory space	23,681	Feb 01, 2019	Jan 31, 2021	28,600
Tenant I	factory space	11,883	Sep 14, 2019	Aug 12, 2025	13,800
Tenant J	factory space	1,991	Nov 06, 2019	Jun 05, 2024	2,590
Tenant K	factory space	7,535	Mar 01, 2020	Feb 13, 2026	8,750
Total		242,843			318,306

The Company entered into a rental agreement in December 2016 to rent out 957 square feet of an apartment unit in Shenzhen to a third party from December 2016 to November 2018. We received a monthly rental income of approximately RMB 2,800, or approximately $400 under that rental agreement. The rental agreement was renewed up to November 2019 with a monthly rental income of approximately RMB 3,000, or approximately $400. Since the termination of the rental agreement in November 2019, the Company has utilized the apartment as staff quarters.

Item 4A. Unresolved Staff Comments

Not Applicable to Bonso.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 3. – “Key Information – Selected Financial Data” and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

During the fiscal year ended March 31, 2020, the Company experienced increased revenues from our scales and pet electronic products segments and decreased revenues from our rental and management segment.

We derive our revenues principally from the sale of sensor-based scales and pet electronic products manufactured in China, which together represent 92% of total revenue for the fiscal year ended March 31, 2020. As mentioned in Item 3. – “Key Information – Risk Factors,” we are dependent upon a limited number of major customers for a significant portion of our revenues. Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers. Further, the pricing of our scale products is becoming increasingly competitive, especially to our customers in the United States and Germany, who together contributed approximately 85% of our revenue during the fiscal year ended March 31, 2020.

During the fiscal year ended March 31, 2020, we derived approximately $901,000 of rental and management income from leasing our real properties to third parties.

Net revenue, income/(loss) from operations and net income/(loss) were approximately $11,523,000, $238,000 and $4,000, respectively, for the fiscal year ended March 31, 2018, $9,992,000, ($540,000) and ($463,000), respectively, for the fiscal year ended March 31, 2019 and $13,096,000, $362,000 and $398,000, respectively, for the fiscal year ended March 31, 2020.

Labor costs per worker are increasing in China. In Xinxing, Guangdong, PRC, the minimum wage was RMB 1,010 (or approximately $160) per month beginning in May 1, 2013, RMB 1,210 (or approximately $181) per month beginning in May 1, 2015, and since July 1, 2018 it has been RMB 1,410 (or approximately $213). We believe that future increases in labor costs in China would have a significant effect on our total production costs and results of operations. Our labor costs represented approximately 14.3% of our total production costs in the fiscal year ended March 31, 2020, compared to 14.0% in the fiscal year ended March 31, 2019 and 13.2% in the fiscal year ended March 31, 2018. Total labor costs decreased from approximately $919,000 in the fiscal year ended March 31, 2018 to approximately $844,000 in the fiscal year ended March 31, 2019 and $814,000 in the fiscal year ended March 31, 2020. The decrease in overall labor costs was the result of reduced sales in the fiscal year ended March 31, 2019 and the result of increased production efficiency in the fiscal year ended March 31, 2020. There can be no assurance that labor costs will not increase in the future or that any future increase in labor costs will not have a material adverse effect upon our results of operations.

We have continued to shift production and manufacturing of various parts and components to third party suppliers, including plastic injection molded parts and metal parts. In some cases, we have entered into agreements with third parties in which they lease our equipment from us, and then manufacture parts and components that we use in assembling our final products. Those third parties provide the workers and supervisors, and the necessary raw materials. We lease our machinery or equipment, our dormitory and manufacturing facilities for their workers and supervisory staff and our meals or cafeteria services for the third party’s workers and staff. There are other third-party contractors that utilize their own equipment and their own facilities in manufacturing specific components or parts for us.

We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future. The price of raw materials has increased over each of the last four fiscal years. There can be no assurance that raw material costs will not fluctuate or that any future increase in raw material costs will not have a material adverse effect upon our results of operations.

In 2014 we analyzed our product mix and concluded that it would be advisable to eliminate the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. With the decrease in the production and sale of lower margin products and the increase in sale of higher margin products through online platforms, the Company has increased its gross profit margin from 21.9% for the fiscal year ended March 31, 2015, to 56.6% for the fiscal year ended March 31, 2020.

Operating Results

The following table presents selected statement of operations data expressed in thousands of United States Dollars and as a percentage of revenue for the fiscal years indicated below:

Statement of Operations Data	Year Ended March 31,
	2018		2019		2020
	$‘000	%	$’000	%	$’000	%

Net revenue - scales and others	7,862	68.2	6,686	66.9	5,936	45.3
Net revenue - pet electronic products	1,861	16.2	1,410	14.1	6,259	47.8
Net revenue - rental and management	1,800	15.6	1,896	19.0	901	6.9

Net revenue - subtotal	11,523	100.0	9,992	100.0	13,096	100.0

Cost of revenue - scales and others	(4,809)	(41.7)	(4,340)	(43.4)	(3,194)	(24.4)
Cost of revenue - pet electronic products	(1,139)	(9.9)	(915)	(9.2)	(1,757)	(13.4)
Cost of revenue - rental and management	(1,010)	(8.8)	(780)	(7.8)	(739)	(5.6)

Cost of revenue - subtotal	(6,958)	(60.4)	(6,035)	(60.4)	(5,690)	(43.4)

Gross profit - scales and others	3,053	26.5	2,346	23.5	2,742	20.9
Gross profit - pet electronic products	722	6.3	495	5.0	4,502	34.4
Gross profit - rental and management	790	6.8	1,116	11.2	162	1.3

Gross profit - subtotal	4,565	39.6	3,957	39.6	7,406	56.6

Selling, general and administrative expenses	(4,669)	(40.5)	(4,605)	(4.6)	(7,479)	(57.1)

Other income, net	342	3.0	108	1.1	435	3.3

Income / (loss) from operations	238	2.1	(540)	(5.4)	362	2.8

Non-operating (expenses) / income, net	(234)	(2.0)	77	0.8	36	0.3

Income / (loss) before income taxes	4	—	(463)	(4.6)	398	3.0

Income tax expense	—	—	—	—	—	—

Net income / (loss)	4	—	(463)	(4.6)	398	3.0

Fiscal year ended March 31, 2020 compared to fiscal year ended March 31, 2019

Net Revenue. Our revenue increased approximately $3,104,000, or 31.1%, from approximately $9,992,000 for the fiscal year ended March 31, 2019 to approximately $13,096,000 for the fiscal year ended March 31, 2020. The increase was mainly related to an increase in revenue generated from online sales of pet electronic products in excess of the decrease in revenue from scales and from the rental and management segment.

The decrease in sales revenue from the scales segment was primarily due to a lower demand for our electronic scales.

The revenue increase in the pet electronic products segment was due to an increased demand for those products sold through online channels.

The revenue decrease in the rental and management segment was due to the termination of the rental agreement with the tenant for our Shenzhen factory as of January 31, 2019.

Gross Profit. Gross profit as a percentage of revenue was approximately 56.6% during the fiscal year ended March 31, 2020, as compared to approximately 39.6% during the fiscal year ended March 31, 2019. The increase in gross profit margin was primarily the result of increased sales of pet electronic products with higher margin through online platforms.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by approximately $2,874,000, or 62.4%, from approximately $4,605,000 for the fiscal year ended March 31, 2019 to approximately $7,479,000 for the fiscal year ended March 31, 2020. The increase was primarily the result of an increase in selling expenses relating to promotion and shipping of our products sold through online platforms and an increase in research and development expenses due to an increase in the number of engineers employed.

Other Income, Net. Other income, net increased by approximately $327,000 or 302.8% from approximately $108,000 for the fiscal year ended March 31, 2019 to approximately $435,000 for the fiscal year ended March 31, 2020. The increase was primarily the result of an increase in government subsidies received during the fiscal year ended March 31, 2020. Management does not anticipate receiving these increased subsidies in the future.

Income / (Loss) from Operations. As a result of the factors described above, income from operations increased by 167.0% from a loss of approximately $540,000 for the fiscal year ended March 31, 2019 to a gain of approximately $362,000 for the fiscal year ended March 31, 2020.

Non-operating (Expenses) / Income, Net. Non-operating (expenses) / income, net decreased approximately $41,000 or 53.2% from an income of approximately $77,000 for the fiscal year ended March 31, 2019 to an income of approximately $36,000 for the fiscal year ended March 31, 2020. The decrease was primarily the result of increased interest expense due to the increased utilization of bank loans during the fiscal year ended March 31, 2020.

Income Tax Expense. Income tax expense was $nil for both the fiscal year ended March 31, 2020 and the fiscal year ended March 31, 2019.

Net Income / (Loss). As a result of the factors described above, consolidated net income increased from a net loss of approximately $463,000 for the fiscal year ended March 31, 2019 to net income of approximately $398,000 for the fiscal year ended March 31, 2020, an increase in income of approximately $861,000, or 186.0%.

Foreign Currency Translation Adjustments, Net of Tax. Foreign currency translation adjustments, net of tax, decreased from a loss of approximately $1,113,000 for the fiscal year ended March 31, 2019 to a loss of approximately $985,000 for the fiscal year ended March 31, 2020, a decrease of approximately $128,000, or 11.5%. The decreased foreign currency translation loss, net of tax, was primarily the result of the reduced fluctuation in currency exchange for assets denominated in Chinese RMB translated to USD from March 31, 2019 to March 31, 2020.

Comprehensive Income / (Loss). As a result of the factors described above, our comprehensive loss decreased from a loss of approximately $1,576,000 for the fiscal year ended March 31, 2019 to a loss of approximately $587,000 for the fiscal year ended March 31, 2020, a decrease of approximately $989,000, or 62.8%.

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

Other Income, Net  Other income, net decreased approximately $234,000 or 68.4% from approximately $342,000 for the fiscal year ended March 31, 2018 to approximately $108,000 for the fiscal year ended March 31, 2019.  The decrease was primarily the result of lower gain from investment of financial instruments and less government subsidies received during the fiscal year ended March 31, 2019.

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

Impact of Inflation

Although we believe that the impact of inflation on our business was minimal during the fiscal year ended March 31, 2017 due to the lower price of oil, we believe that inflation did affect our business during the fiscal years ended March 31, 2018, 2019 and 2020. Although the minimum wage in Xinxing, PRC has been stable at RMB 1,410 per month (or approximately $213) since July 1, 2018, we believe that inflation will continue to increase our operating costs and the cost of raw materials and that it will have a significant impact upon us in the future. We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production costs in order to keep pace with inflation. Oil prices have been volatile in recent years. If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations. Further, the increase in labor costs in 2018 and the increase in other operating costs in the PRC has had a material impact on our profitability.

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

Foreign Currency Exchange Rates

We sell most of our products to international customers. Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia. Other markets are other European countries (such as the United Kingdom), Australia and Africa. Sales to international customers are made directly by us to our customers. We sell all of our products in United States Dollars and Chinese Renminbi and pay for our material components principally in United States Dollars, Hong Kong Dollars and Chinese Renminbi. Most factory expenses incurred are paid in Chinese Renminbi. Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk arose from potential fluctuations in the Chinese Renminbi and a devaluation in United States Dollars. For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year. During the fiscal year ended March 31, 2020, we experienced a foreign currency exchange gain of approximately $42,000.

A summary of our debts from our banking facilities utilized as at March 31, 2019 and 2020 which were subject to foreign currency risk is as follows:

	March 31, 2019	March 31, 2020
	$ in thousands	$ in thousands

Hong Kong dollars	445	1,937

The amount above is due within one year.

Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar. However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar. China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange. China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996. These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon. From 1994 until July 2005, the Chinese Renminbi had remained stable against the United States Dollar at approximately 8.28 to 1.00 United States Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB was allowed to move 0.3% on a daily basis against the United States Dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%. On June 20, 2010, the People's Bank of China increased the flexibility of the exchange rate and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the United States Dollar, although the value of the Renminbi depreciated approximately 2.5% against the United States Dollar in 2014. In August 2015, the People's Bank of China changed the way it calculates the mid-point price of Renminbi against the United States Dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 5.8% against the United States Dollar, and from December 31, 2015 through May 20, 2016, the value of the Renminbi further depreciated approximately 1.1% against the United States Dollar. From May 20, 2016 to July 14, 2017, the value of Renminbi further depreciated approximately 3.5% against the United States Dollar, and from July 2017 to July, 2018 it appreciated by approximately 1.2% against the U.S. Dollar. From July 2018 to July 2019, it depreciated by approximately 2.8% against the U.S Dollar and from July 2019 to July 2020 it depreciated by approximately 1.6% against the U.S. Dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the United States Dollar. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the United States Dollar in the future. As of July 15, 2020, the RMB was valued at 6.9871 per U.S. Dollar as compared to 6.8802 per U.S. Dollar as of July 14, 2019.

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

Operating activities generated approximately $1,158,000 of net cash for the fiscal year ended March 31, 2020, as compared to approximately $15,000 of net cash for the fiscal year ended March 31, 2019. This increase in the amount of cash generated by operating activities was primarily attributable to an increase in net income for the fiscal year ended March 31, 2020 and an increase in accounts payable as of March 31, 2020 as compared to that as of March 31, 2019.

As of March 31, 2020, we had approximately $9,111,000 in cash and cash equivalents, as compared to approximately $7,527,000 in cash and cash equivalents as of March 31, 2019. Working capital at March 31, 2020 was approximately $5,712,000, as compared to approximately $6,249,000 at March 31, 2019. The decrease in working capital was primarily the result of an increase in short-term bank loan obtained for acquiring long-term held-to-maturity debt securities. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We believe our working capital is sufficient for our present requirements.

As of March 31, 2020, we had approximately $811,000 in net trade receivables, as compared to approximately $600,000 as of March 31, 2019. This increase of approximately $211,000 was primarily attributable to an increase in sales during the month of March 2020 as compared to sales during March 2019.

As of March 31, 2020, we had approximately $1,178,000 in inventories, as compared to approximately $829,000 as of March 31, 2019. This increase of approximately $349,000 was primarily attributable to an increase in raw materials purchased before March 31, 2020 in preparation for the production in the following months, and an increase in finished goods manufactured in anticipation of increasing online sales for the months following March 2020.

As of March 31, 2020, we had a total of approximately $775,000 in notes and accounts payable, as compared to approximately $443,000 as of March 31, 2019. The increase of approximately $332,000 was primarily attributable to an increase in raw materials purchased before March 31, 2020.

As of March 31, 2020, we had in place general banking facilities with one financial institution with amounts available aggregating approximately $5,128,000 (2019: $5,128,000). Such facility includes the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans, long-term loans and financial instruments. As of March 31, 2020, we had utilized approximately $1,937,000 from this general banking facility. Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association. The bank credit facility is collateralized by our bank guarantee, an investment property of the Company and the rental assignment over such property, a life insurance contract and a listed debt instrument. Our bank credit facility is due for renewal annually. We anticipate that the banking facility will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. During the fiscal years ended March 31, 2019 and 2020, we paid a total of approximately $23,000 and $64,000, respectively, in interest on indebtedness.

Our current ratio decreased from 2.50 as of March 31, 2019 to 1.93 as of March 31, 2020. Our quick ratio decreased from 2.30 as of March 31, 2019 to 1.74 as of March 31, 2020.

As of March 31, 2020, we expect to spend approximately $40,000 on additional construction, leasehold improvements, new machinery and tooling in our Xinxing manufacturing facility in the next twelve months.

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

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2020:

		Payments due by Period
	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Bank loans	1,937	1,937	—	—	—
Construction in Xinxing, and mould	40	40	—	—	—
Income tax liabilities	—	—	—	—	—
Total	1,977	1,977	—	—	—

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

Product sales

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of electronic scales and pet electronic products directly to customers. The Company sells goods to customers based on purchase orders received from the customers. The Company has determined there is one performance obligation for each model included in the purchase orders. The performance obligation is considered to be met and revenue is recognized when the customer obtains control of the goods, which is generally the point at which products are leaving the ports of Hong Kong, Shenzhen or Nansha (Guangzhou), or when risks and rewards are transferred to the customer. The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the year ended March 31, 2020. The timing of revenue recognition is not impacted by the new standard.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of any sales return, surcharges and value-added taxes on gross sales. The Company allocates the transaction price to each performance obligation based on the purchase orders. Customers are required to pay over an agreed-upon credit period, usually between 15 to 119 days. In certain circumstances, the Company will request a deposit from a customer. Customers’ deposits are settled part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of the outstanding bill, the customer is required to pay over an agreed-upon credit period, usually between 0 to 15 days.

Return rights

The Company does not generally provide its customers with a right of return or production protection. Each customer is required to perform a product quality check before accepting delivery of goods. The Company provides to certain customers an additional one to two percent of the quantity of certain products ordered in lieu of a warranty, which is recognized as cost of sales when these products are shipped to customers from the Company’s facilities.

During the year ended March 31, 2020, the Company began to sell its products through Amazon’s online platform. Customers purchasing products through Amazon have a 30-day right of return from the date of receipt of the product. The Company recorded a refund liability of approximately $69,000 at March 31, 2020 (2019: $nil; 2018: $nil) for these expected returns, which was based on the average monthly returns received for Amazon sales.

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

Outbound freight and handling costs

The Company accounts for product outbound freight and handling costs as fulfillment activities and presents the associated costs in selling, general and administrative expenses in the period in which it sells the product.

Disaggregation of revenue

The Company disaggregates its revenue from different types of contracts with customers by principal product categories, as the Company believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 19 to our Consolidated Financial Statements included elsewhere in this Annual Report for product revenues by segment.

Contract balances

The Company did not recognize any contract asset as of March 31, 2019 or March 31, 2020. The timing between the recognition of revenue and receipt of payment is not significant. The Company’s contract liabilities consist of deposits received from customers. As of March 31, 2019 and 2020, the balances of the contract liabilities are approximately $17,000 and $12,000, respectively. All contract liabilities at the beginning of the year ended March 31, 2020 were recognized as revenue during the year ended March 31, 2020 and all contract liabilities as of the end of the year ended March 31, 2020 are expected to be realized in the following year.

Lease income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee’s obligation to pay rent.

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

Trend Information

We continue to be dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations. As of March 31, 2020, our backlog of manufacturing orders was approximately $1,328,000 as compared to approximately $679,000 as of March 31, 2019. We expect that the demand for our products in the fiscal year ending March 31, 2021 will be similar to that in the fiscal year ended March 31, 2020.

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

Recent Accounting Pronouncements

The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which improves financial reporting by providing timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Forward-looking information will now be used to better inform credit loss estimates. This ASU is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. The Company's allowances for doubtful accounts have historically not been significant and the Company does not expect the adoption of this ASU will have a significant impact on its consolidated financial statements.

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

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of the adoption of ASU 2019-12, but does not expect it to have a material impact on income taxes as reported in its consolidated financial statements.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our Board of Directors and executive officers are listed below:

Name	Age	Position with Bonso
Anthony So	76	Chairman of the Board, and Director
Andrew So	34	Deputy Chairman of the Board, President, Chief Executive Officer and Director
Albert So	42	Director, Chief Financial Officer, Treasurer, Financial Controller and Secretary
Kim Wah Chung	62	Director, Director of Engineering and Research and Development
Woo-Ping Fok	71	Director
Henry F. Schlueter	69	Director and Assistant Secretary

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

Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2020 to all directors and officers as a group for services in all capacities was approximately $1,301,000. Total compensation for the benefit of Anthony So was approximately $643,000, for the benefit of Kim Wah Chung was approximately $171,000, for the benefit of Andrew So was approximately $265,000, for the benefit of Albert So was approximately $162,000 and for the benefit of Henry F. Schlueter was an aggregate of approximately $60,000. One of the properties of the Company in Hong Kong is also provided to Mr. Anthony So for his accommodation. The approximately $60,000 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C., for legal services rendered. The amount for the year ended March 31, 2020, included unpaid vacation payments of approximately $43,000, $11,000, $16,000 and $10,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2020, other than contributions to our Provident Fund Plan, which aggregated $18,000 for officers and directors.

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

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at July 15, 2020.

Name	Number of Common Shares Subject to Stock Options	Exercise Price Per Share	Expiration Date
Anthony So	150,000	$1.50	March 31, 2025
Andrew So	125,000	$1.50	March 31, 2025
Albert So	60,000	$1.50	March 31, 2025
Kim Wah Chung	40,000	$1.50	March 31, 2025
Woo-Ping Fok	25,000	$1.50	March 31, 2025
Henry F. Schlueter	25,000	$1.50	March 31, 2025

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

(b)	The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group’s total contributions to the above schemes for the years ended March 31, 2018, 2019 and 2020 amounted to approximately $255,000, $264,000 and $258,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Employees

At March 31, 2020, we employed a total of 217 persons (8 in Hong Kong and 209 in China), as compared to 231 at March 31, 2019 (8 in Hong Kong and 233 in China). Our number of employees has decreased each year since March 31, 2015 when we employed 528 persons.  Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

Share Ownership

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of July 15, 2020:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership(1)
Anthony So	2,431,770	(2)	150,000	(3)	2,581,770	51.2%
Andrew So	493,540		125,000	(4)	618,540	12.3%
Albert So	269,459		60,000	(5)	329,459	6.7%
Kim Wah Chung	133,700		40,000	(6)	173,700	3.5%
Woo-Ping Fok	91,507		25,000	(7)	116,507	2.4%
Henry F. Schlueter	9,567		25,000	(8)	34,567	0.7%
All Directors and Officers as a group (6 persons)	3,429,543		425,000		3,854,543	72.	5%

(1)  The number of shares outstanding is 4,893,123 shares, with 5,828,205 total number of shares issued, of which 935,082 shares are held in treasury. The calculations herein are based on the number of shares outstanding of 4,893,123.

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

As of July 15, 2015, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan. Options for 425,000 shares were exercised during the fiscal year ended March 31, 2020, resulting in the issuance of 284,566 shares of common stock and the surrender of 140,434 options in connection with cashless exercises.

The following table describes the option exercises during the fiscal year ended March 31, 2020.

Name of Holder	Date of Exercise	Number of Options Exercised	Type of Exercise
Anthony So	March 9, 2020	150,000	Cash
Andrew So	March 9, 2020	125,000	Cashless(1)
Albert So	March 9, 2020	60,000	Cashless(2)
Kim Wah Chung	March 9, 2020	40,000	Cash
Woo-ping Fok	March 9, 2020	25,000	Cash
Henry Schlueter	March 27, 2020	25,000	Cashless(3)

(1) Upon exercise of his options, Mr. Andrew So received 40,540 shares of common stock and surrendered 84,460 options in connection with his cashless exercise.

(2) Upon exercise of his options, Mr. Albert So received 19,459 shares of common stock and surrendered 40,541 options in connection with his cashless exercise.

(3) Upon exercise of his options, Mr. Schlueter received 9,567 shares of common stock and surrendered 15,433 options in connection with his cashless exercise.

The options for 425,000 shares that remain outstanding as of March 31, 2020 will expire on March 31, 2025.

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

As of March 31, 2020, no shares had been granted under the Stock Bonus Plan.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation.  The following table sets forth, as of July 15, 2020, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned		Options to Purchase Common Stock	Percent of Beneficial Ownership(1)
Anthony So	2,431,770	(2)	150,000	51.2%
Andrew So	493,000		125,000	12.3%
Albert So	269,459		60,000	6.7%
CAS Corporation	290,654	(3)	—	5.9%

(1)	The number of shares outstanding is 4,893,123 shares, with 5,828,205 total number of shares issued, of which 935,082 shares are held in treasury. The calculations above are based upon the number of shares outstanding of 4,893,123.

(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(3)	According to the Schedule 13D filed by CAS Corporation on December 11, 2007.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

Related Party Transaction

We paid Schlueter & Associates, P.C. an aggregate of approximately $60,000 in each of the fiscal years ended March 31, 2018, 2019 and 2020, for legal fees. Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

During the fiscal year ended March 31, 2015, Anthony So, our Chairman and Chief Executive Officer, made an interest-free loan to Bonso Advanced Technology Limited, a subsidiary of Bonso Electronics International Inc., in the principal amount of HK$4,200,000 (approximately US$538,000 as of the date of the loan).  The loan was payable in 48 equal monthly installments of HK$87,500 each (approximately US$11,000), which commenced on October 31, 2014. As of March 31, 2019, the Company had repaid this loan in its entirety.

One of the Company’s subsidiaries in Shenzhen, PRC, rents an apartment unit located in Shenzhen from Mr. Anthony So, a director of the Company, for staff quarters. The monthly rental payment for the unit is approximately $260. The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2020 was approximately $3,000 (2019: $3,000; 2018: $3,000). The rental agreement for this apartment unit terminated on July 31, 2020; however, the Company expects to renew it on the same terms for another two years.

One of the Company’s subsidiaries in Xinxing, PRC rents an apartment unit located in Xinxing from Mr. Andrew So, our President and Chief Executive Officer and a director of the Company, for staff quarters. Mr. Andrew So is the sole owner of this apartment unit. Since December 1, 2018, the monthly rental payment has been approximately $580, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2020 was approximately $7,000 (2019: $6,000; 2018: $5,000). The rental agreement for this apartment unit terminates on November 30, 2020. The Company expects to renew this agreement on the same terms for another two years.

In February 2018, Mr. Henry F. Schlueter, a director of the Company, sold 10,000 shares of the Company’s common stock to the Company at a purchase price of $3.48 per share, pursuant to the Company’s repurchase program. See Item 16E. – “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

The following table sets forth the high and low sale prices for each of the last five years:

Period	High	Low
April 1, 2015 to March 31, 2016	$3.25	$1.00
April 1, 2016 to March 31, 2017	$4.25	$1.23
April 1, 2017 to March 31, 2018	$4.10	$1.96
April 1, 2018 to March 31, 2019	$5.04	$1.62
April 1, 2019 to March 31, 2020	$3.06	$1.72

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2020.

Period	High	Low
July 1, 2018 to September 30, 2018	$3.96	$2.76
October 1, 2018 to December 31, 2018	$3.49	$1.62
January 1, 2019 to March 31, 2019	$3.30	$1.87
April 1, 2019 to June 30, 2019	$3.06	$2.43
July 1, 2019 to September 30, 2019	$2.76	$2.05
October 1, 2019 to December 31, 2019	$2.65	$1.72
January 1, 2020 to March 31, 2020	$2.75	$2.00
April 1, 2020 to June 30, 2020	$2.79	$1.94

The following table sets forth the high and low sale prices during each of the most recent six months.

Period	High	Low
January 2020	$2.37	$2.12
February 2020	$2.75	$2.21
March 2020	$2.58	$2.00
April 2020	$2.30	$1.96
May 2020	$2.60	$1.94
June 2020	$2.79	$2.16

On July 15, 2020, the closing price of our common stock was $2.88. Of the 5,828,205 shares of common stock issued as of July 15, 2020, 4,893,123 shares were outstanding, 1,888,156 shares were held in the United States by 136 holders of record and 935,082 shares were held by the Company as treasury stock. We have 151 shareholders of record.

Transfer and Warrant Agent

The transfer agent and registrar for the common stock is Computershare, 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado 80129.

Item 10.  Additional Information

Share Capital

Our authorized capital is $170,000, consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Stockholders’ Equity for the fiscal years ended March 31, 2018, 2019 and 2020 included herein in Item 18.

At July 15, 2020, there were 5,828,205 shares of our common stock issued, 4,893,123 shares were outstanding and 935,082 shares were held by the Company in treasury. All shares were fully paid. In addition, we had outstanding 425,000 options to purchase common stock as follows:

Number of Options	Exercise Price per Share	Expiration Date
425,000	$1.50	March 31, 2025

At July 15, 2020, there were no shares of our preferred stock outstanding.

Memorandum and Articles of Association

We are registered in the British Virgin Islands and have been assigned company number 9032 in the register of companies.  Our registered agent is Harneys Corporate Services Limited at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.  The object or purpose of the Company is to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Paragraph 4 of our Memorandum of Association.  As an International Business Company, we are prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands or acting as a bank or insurance company.  We do not believe that these restrictions materially affect our operations.

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

A copy of our Memorandum and Articles of Association, as amended, was filed as an exhibit to our Registration Statement on Form F-2 (SEC File No. 333-32524) filed with the SEC.

Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Bonso or any subsidiary of Bonso is a party, for the two years immediately preceding the filing of this report:

We signed a Banking Facilities Letter dated April 4, 2019 with Hang Seng Bank for an approximately HK$40.0 million (or approximately US$5.1 million) letter of credit, trust receipt facility, export D/P bills, export trade loan, factoring, overdraft facility, term loans and financial instruments including forward contracts. A copy of this Banking Facilities Letter was filed with the SEC on August 15, 2019 as Exhibit 4.1 to the Company’s Annual Report on Form 20-F and is incorporated herein by this reference.

In November 2017, we signed an agreement with a property developer in Shenzhen (Fangda) to cooperate in reconstructing and redeveloping the Shenzhen factory. Under the terms of the agreement, Fangda is responsible for applying for necessary government approvals and for financing and handling the redevelopment project. Under the agreement, both companies will share the redeveloped property after reconstruction/redevelopment is completed with Bonso holding a 45% interest in the total floor area.  In July 2018, we signed a supplementary agreement with Fangda to modify our approach in obtaining government approvals. Summaries of the November 2017 agreement and the supplementary agreement were filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K which was filed with the SEC on March 27, 2018, and Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018 which was filed with the SEC on August 15, 2018, respectively. Both agreements are incorporated herein by this reference.

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

Interest Rate Risk

Our interest rate risk primarily arises from our bank borrowings and our general banking facilities. As at March 31, 2020, we had utilized approximately $1,937,000 of our total banking facilities of approximately $5,128,000. Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts as at March 31, 2020 which were subject to variable interest rates is as below:

	March 31,	Interest
	2020	Rate
Notes payable	Nil	HIBOR(1) +2.50%
Short term loans(2)	$1,000,000	HIBOR(1) +2.25%
Long term loans(2)	$937,000	HIBOR(1) +2.00%

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

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by approximately $15,000.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Company’s management directed that an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, be conducted as of March 31, 2020. Our Company's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

In making this assessment, management used the criteria established in 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, the Company’s management, including its Chief Operating Officer and Chief Financial Officer, have concluded that, as of March 31, 2020, there were certain material weaknesses in our internal controls over financial reporting related to our financial closing process, the lack of trained accounting personnel and the failure to enter certain transactions into the accounting records on a timely basis. All of these weaknesses were identified in the Form 20-F that we filed during the previous year.  As a result of that evaluation and other assessments and observations, management concluded that both our internal controls over financial reporting and disclosure controls and procedures for the fiscal year ended March 31, 2020, were ineffective.

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

Audit Fees

The aggregate fees billed by Moore Stephens CPA Limited for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2020 and 2019 were approximately $150,000 and $150,000, respectively.

Audit Related Fees

There were no fees billed by Moore Stephens CPA Limited for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2020 or for the fiscal year ended March 31, 2019.

Tax Fees

The aggregate fees billed for professional services rendered for tax compliance for the fiscal years ended March 31, 2020 and 2019 were approximately $5,000 and $5,000, respectively.

Other Fees

No other fees were incurred or billed to us by our auditors for agreed-upon procedures rendered during the fiscal years ended March 31, 2020 or 2019.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. On November 16, 2006 and on September 17, 2015, the Company's Board of Directors authorized an additional $1,000,000 and an additional $1,500,000, respectively, for the Company’s repurchase of its common stock under the same repurchase program. On April 25, 2018, the Board of Directors approved the expenditure of an additional $3,000,000 to repurchase shares of the Company’s common stock, bringing the aggregate amount available for repurchases to $6,000,000. As of March 31, 2020, the Company has repurchased 955,739 shares of its common stock and expended approximately $2,985,000 to repurchase those shares. Effective April 25, 2018, with the adoption of the above-mentioned increase, the Company had up to approximately $3,499,000 available to fund additional repurchases of the Company’s common stock. As of March 31, 2020, the Company had 4,906,466 shares of its common stock issued and outstanding.

The following table contains the Company’s purchases of equity securities in the fiscal year ended March 31, 2020.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2019 to April 30, 2019	1,320	$2.63	1,320	$3,131,000
May 1, 2019 to May 31, 2019	9,006	$2.65	9,006	$3,107,000
June 1, 2019 to June 30, 2019	7,078	$2.73	7,078	$3,088,000
July 1, 2019 to July 31, 2019	0	$—	0	$3,088,000
August 1, 2019 to August 31, 2019	0	$—	0	$3,088,000
September 1, 2019 to September 30, 2019	8,449	$2.38	8,449	$3,068,000
October 1, 2019 to October 31, 2019	5,000	$2.40	5,000	$3,056,000
November 1, 2019 to November 30, 2019	6,822	$2.24	6,822	$3,040,000
December 1, 2019 to December 31, 2019	2,225	$2.21	2,225	$3,035,000
January 1, 2020 to January 31, 2020	0	$—	0	$3,035,000
February 1, 2020 to February 29, 2020	0	$—	0	$3,035,000
March 1, 2020 to March 31, 2020	8,973	$2.28	8,973	$3,015,000
TOTAL	48,873	$2.44	48,873	$3,015,000

* From April 1, 2020 to July 15, 2020, the Company repurchased an additional 13,343 shares of its common stock for an aggregate purchase price of approximately $29,000.

As of July 15, 2020, 34,000 repurchased shares had been removed from the total number of shares issued. The Company (through its subsidiary) had repurchased and held an aggregate of 935,082 shares of its common stock. The Company may from time to time repurchase additional shares of its common stock under this program.

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

Dated: August 17, 2020	BONSO ELECTRONICS INTERNATIONAL INC.

	By:	/s/ Andrew So
Andrew So, Chief Executive Officer and Director

Dated: August 17, 2020

	By:	/s/ Albert So
Albert So, Chief Financial Officer, Treasurer and Secretary

Bonso Electronics International Inc.

(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2020

Bonso Electronics International Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Bonso Electronics International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and subsidiaries (the “Company”) as of March 31, 2019 and 2020, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2019 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Hong Kong

August 17, 2020

Bonso Electronics International Inc.

Consolidated Balance Sheets

(Expressed in United States Dollars)

		March 31,
	Note	2019	2020
		$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents		7,527	9,111
Trade receivables, net	2	600	811
Other receivables, deposits and prepayments		1,341	692
Inventories	3	829	1,178
Income tax recoverable	8	5	5
Financial instruments at fair value	9	102	54

Total current assets		10,404	11,851

Investment in life insurance contract	10	153	158

Financial instruments at amortized cost	23	—	523

Property, plant and equipment, net	4	9,591	9,439

Intangible assets, net	6	2,338	1,930

Right-of-use assets	11(b)	—	300

Total assets		22,486	24,201

Liabilities and stockholders’ equity

Current liabilities

Notes payable - secured	7	—	—
Bank loans - secured	7	445	1,937
Accounts payable		443	775
Contract liabilities		17	12
Accrued charges and deposits		3,168	3,174
Refund liabilities		—	69
Payable to affiliated parties	15	54	80
Current portion of capital lease obligations	11(a)	28	—
Lease liabilities	11(b)	—	92

Total current liabilities		4,155	6,139

Capital lease obligations - non current portion	11(a)	5	—

Lease liabilities (non-current)	11(b)	—	213

Long-term loan	20	2,485	2,438

Long-term deposit received	20	692	647

Total liabilities		7,337	9,437

Commitments and contingent liabilities	12

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: March 31, 2019: 5,543,639; March 31, 2020: 5,828,205. - outstanding shares: March 31, 2019: 4,670,773; March 31, 2020: 4,906,466.		17	17
Additional paid-in capital		22,474	22,795
Treasury stock at cost: March 31, 2019: 872,866; March 31, 2020: 921,739.		(2,773)	(2,892)
Accumulated deficit		(6,492)	(6,094)
Accumulated other comprehensive income		1,923	938

		15,149	14,764

Total liabilities and stockholders’ equity		22,486	24,201

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

		Years ended March 31,
	Note	2018	2019	2020
		$ in thousands	$ in thousands	$ in thousands

Net revenue	19	11,523	9,992	13,096
Cost of revenue		(6,958)	(6,035)	(5,690)

Gross profit		4,565	3,957	7,406

Selling, general and administrative expenses		(4,669)	(4,605)	(7,479)
Other income, net	21	342	108	435

Income / (loss) from operations	19	238	(540)	362
Non-operating (expenses) / income, net	22	(234)	77	36

Income / (loss) before income taxes		4	(463)	398
Income tax expense	8	—	—	—

Net income / (loss)		4	(463)	398

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments, net of tax		2,062	(1,113)	(985)

Comprehensive income / (loss)		2,066	(1,576)	(587)

Net income / (loss) attributable to common shareholders		4	(463)	398

Net earnings / (loss) per share
- basic	18	$0.00	($0.10)	$0.09

Weighted average number of shares outstanding in calculating net earnings per share
- basic	18	4,910,357	4,703,224	4,646,966

Net earnings / (loss) per share
- diluted	18	$0.00	($0.10)	$0.08

Weighted average number of shares outstanding in calculating net earnings per share
- diluted	18	5,290,904	4,703,224	4,816,736

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in United States Dollars)

	Common stock			Treasury stock			Accumulated
							other
							comprehensive income-
			Additional	Treasury			foreign	Total
	Shares	Amount	paid-in	Shares	Amount	Accumulated	currency	stockholders’
	Issued	outstanding	capital	held	outstanding	deficit	adjustments	equity
		$ in thousands	$ in thousands		$ in thousands	$ in thousands	$ in thousands	$ in thousands

Balance, March 31, 2017	5,577,639	17	22,566	568,519	(1,929)	(6,033)	974	15,595
Net income	—	—	—	—	—	4	—	4
Shares repurchased (Note 13(a))	—	—	—	213,498	(572)	—	—	(572)
Removal of treasury shares from the total number of shares issued (Note 13(a))	(34,000)	—	(92)	(34,000)	92	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	2,062	2,062

Balance, March 31, 2018	5,543,639	17	22,474	748,017	(2,409)	(6,029)	3,036	17,089
Net loss	—	—	—	—	—	(463)	—	(463)
Shares repurchased (Note 13(a))	—	—	—	124,849	(364)	—	—	(364)
Foreign currency translation adjustments	—	—	—	—	—	—	(1,113)	(1,113)

Balance, March 31, 2019	5,543,639	17	22,474	872,866	(2,773)	(6,492)	1,923	15,149
Net income	—	—	—	—	—	398	—	398
Shares repurchased (Note 13(a))	—	—	—	48,873	(119)	—	—	(119)
Options exercised (Note 14(c))	284,566	—	321	—	—	—	—	321
Foreign currency translation adjustments	—	—	—	—	—	—	(985)	(985)

Balance, March 31, 2020	5,828,205	17	22,795	921,739	(2,892)	(6,094)	938	14,764

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Years Ended March 31,
	2018	2019	2020
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities
Net income / (loss)	4	(463)	398

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,099	859	841
Amortization	277	275	264
Loss / (gain) on disposal of property, plant and equipment	12	(5)	3
Write-down of inventories	569	73	87
Write off of property, plant and equipment	2	—	—
Change in cash surrender value of life insurance contract	(5)	(4)	(5)
Change in fair value of financial instruments	7	(4)	5
Dividend income from financial instruments at fair value	(4)	(1)	(4)
Coupons received from financial instruments at amortized cost	—	—	(79)
(Gain) / loss from sale of financial instruments at fair value	(58)	(16)	1
Loss from redemption of financial instruments at amortized cost	—	—	4
Interest expense	62	116	114

Changes in assets and liabilities:
Trade receivables	498	166	(230)
Other receivables, deposits and prepayments	965	(586)	(203)
Right-of-use assets	—	—	(308)
Lease liabilities	—	—	308
Inventories	(563)	18	(513)
Accounts payable	(419)	(407)	379
Contract liabilities	—	17	(5)
Accrued charges and deposits	122	4	20
Refund liabilities	—	—	69
Payable to affiliated parties	19	(23)	24
Income tax liabilities	(539)	—	—
Long-term deposit received	738	(46)	(45)
Long-term loan	—	42	33

Net cash provided by operating activities	2,786	15	1,158

Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	4	5	32
Acquisition of property, plant and equipment	(364)	(578)	(260)
Acquisition of financial instruments at fair value	(517)	(226)	(68)
Acquisition of financial instruments at amortized cost	—	—	(1,007)
Coupons received from financial instruments at amortized cost	—	—	59
Proceeds from sale of financial instruments at fair value	657	223	110
Proceeds from redemption of financial instruments at amortized cost	—	—	500
Dividends received from financial instruments at fair value	4	1	4

Net cash used in investing activities	(216)	(575)	(630)

Cash flows from financing activities
Capital lease payments	(44)	(28)	(28)
Advance from notes payable	467	237	14
Repayment of notes payable	(502)	(336)	(14)
Advance from bank loans	—	641	1,769
Repayment of bank loans	(143)	(196)	(278)
Payment to affiliated party	(135)	(67)	—
Stock repurchase	(572)	(364)	(119)
Proceeds from options exercised	—	—	323
Advance from long-term loan	2,465	—	—

Net cash generated from / (used in) financing activities	1,536	(113)	1,667

Net increase / (decrease) in cash and cash equivalents	4,106	(673)	2,195
Effect of exchange rate changes on cash and cash equivalents	900	(551)	(611)
Cash and cash equivalents, beginning of year	3,745	8,751	7,527

Cash and cash equivalents, end of year	8,751	7,527	9,111

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	10	23	64
Income tax	562	—	—

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

The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include valuation of inventories, allowance for trade receivables, stock-based compensation, valuation allowance for deferred tax assets, incremental borrowing rate to calculate lease liabilities and right-of-use (“ROU”) assets, historical average sales return to calculate refund liabilities and the impairment of long-lived assets. Actual results could differ from those estimates.

COVID-19 Considerations

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The coronavirus, or 2019-nCoV, currently appears to be spreading at a fast rate, indicating its highly contagious nature. The coronavirus also displayed a longer incubation period and is contagious before symptoms appear. In reaction towards the outbreak of this new contagious disease defined as COVID-19, an increasing number of countries imposed travel suspensions to or from China following the World Health Organization’s “public health emergency of international concern” (PHEIC) announcement on January 30, 2020. In March 2020, the World Health Organization categorized the COVID-19 as a pandemic, and most of the world experienced the detrimental effects of this health crisis, including widespread economic shutdowns.

For the month after the outbreak of COVID-19, domestic business activities in China were disrupted by a series of emergency quarantine measures taken by the government. In February 2020, the Company’s plant and offices in People’s Republic of China (“PRC”) were temporarily suspended for two weeks according to the instruction of the local government, related to COVID-19. Emergency quarantine measures and travel restrictions caused business disruptions across China. The evolution of quarantine measures and travel restrictions resulted in negative consequences for our business operations including, but not limited to, the temporary closure of the Company’s factory and operations beginning in early February, limited support from the Company’s employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

The extent to which COVID-19 negatively impacts our business results is highly uncertain and cannot be accurately predicted. We believe that COVID-19 outbreak and the measures taken to control it may have a large negative impact on economic activities in China. A majority of our business operations and our supply chain are conducted in China, which are expected to be negatively affected by the COVID-19 outbreak. The magnitude of this negative effect on the continuity of our business operation and supply chains in China remains uncertain. These uncertainties impede our ability to conduct our daily operations and could materially and adversely affect our business, financial condition and results of operations. As of March 31, 2020, the Company’s manufacturing facilities resumed normal operations. The Company did not record any asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2020. However, if the customer demand is persistently weak in coming months or we are instructed to suspend the operations of our plants in PRC, the Company may need to record such charges.

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

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments. The Company has no cash equivalents as of March 31, 2019 and 2020.

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

Trade receivables are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns, if any. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing trade receivables. Bad debt expense is included in administrative and general expenses.

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

The Company complies with ASC 740 “Income Taxes” for uncertainty in income taxes recognized in financial statements. ASC 740 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company’s accounting policy is to treat interest and penalties as components of income taxes. The Company’s income tax returns through the fiscal year ended March 31, 2019 have been assessed by the tax authorities.

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

(g)	Property, plant and equipment, net

(i)	Property, plant and equipment are stated at cost less accumulated depreciation. Leasehold land and buildings are depreciated on a straight-line basis over 15 to 66 years, representing the shorter of the remaining term of the lease or the expected useful life to the Company.

(ii)	Other categories of property, plant and equipment are carried at cost and depreciated using the straight-line method over their expected useful lives to the Company. The principal estimated useful lives for depreciation are:

Plant and machinery - 10 years
Furniture, fixtures and equipment - 5 to 10 years
Motor vehicles - 5 years

(iii)	Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.

(iv)	The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year when it is incurred.

(v)	Any gain or loss on disposal is included in the consolidated statements of operations and comprehensive income.

(h)	Impairment of long-lived assets including intangible assets

Long-lived assets held and used by the Company and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairment made on other long-lived assets are disclosed in the consolidated statements of operations and comprehensive income. The Company performed an assessment of the value of the property, plant and equipment and intangible assets in Xinxing, PRC, and no provision for impairment was made by the Company (2019: $nil; 2018: $nil) based on the assessment.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(i)	Financial instrument at amortized cost

Held-to-maturity debt securities are purchased from a financial institution and pledged as collateral for certain secured bank loans, which are stated at amortized cost. Interest income, including amortization of the premium and discount arising at acquisition, are included in earnings.

(j)	Leases

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

The Company determines if an arrangement is a lease at inception of the contract. Leases are recorded in “right-of-use (ROU) assets” and "lease liabilities" in the Company's consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset during the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. For leases in which the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date for determining the present value of lease payments. Lease term includes the effects of options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating lease arrangements is recognized on a straight-line basis over the lease term.

On April 1, 2019, the date of initial application, the Company adopted, “Leases” (Topic 842), using the modified retrospective method. The modified retrospective method provides a method of recognizing those leases which had not expired as of the date of adoption of April 1, 2019. The prior period consolidated financial statements have not been retrospectively adjusted and continue to be reported under Topic 840.

The Company elected the practical expedient permitted under the transition guidance under Topic 842, which amongst other matters, allowed the Company (i) not to apply the recognition requirements to short-term leases (leases with a lease term of 12 months or less), (ii) not to reassess whether any expired or existing contracts are or contain leases, (iii) not to reassess the lease classification for any expired or existing leases, and (iv) not to reassess initial direct costs for any existing leases.

The adoption resulted in the recognition of ROU assets of $407,000 and lease liabilities of $407,000 for operating leases as of April 1, 2019. The adoption had no impact on opening balance of accumulated deficit. Refer to note 11(b) to the consolidated financial statements for details.

The Company reviews ROU assets for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

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

Product sales

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of electronic scales and pet electronic products directly to customers. The Company sells goods to customers based on purchase orders received from the customers. The Company has determined there is one performance obligation for each model included in the purchase orders. The performance obligation is considered to be met and revenue is recognized when the customer obtains control of the goods, which is generally the point at which products are leaving the ports of Hong Kong, Shenzhen or Nansha (Guangzhou), or when risks and rewards are transferred to the customer. The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the year ended March 31, 2020.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of any sales return, surcharges and value-added taxes on gross sales. The Company allocates the transaction price to each performance obligation based on the purchase orders. Customers are required to pay over an agreed-upon credit period, usually between 15 to 119 days. In certain circumstances, the Company will request a deposit from a customer. Customers’ deposits are settled part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of the outstanding bill, the customer is required to pay over an agreed-upon credit period, usually between 0 to 15 days.

Return rights

The Company does not generally provide its customers with a right of return or production protection. Each customer is required to perform a product quality check before accepting delivery of goods. The Company provides to certain customers an additional one to two percent of the quantity of certain products ordered in lieu of a warranty, which is recognized as cost of sales when these products are shipped to customers from the Company’s facilities.

During the year ended March 31, 2020, the Company began to sell its products through Amazon’s online platform. Customers purchasing products through Amazon have a 30-day right of return from the date of receipt of the product. The Company recorded a refund liability of approximately $69,000 at March 31, 2020 (2019: $nil; 2018: $nil) for these expected returns, which was based on the average monthly returns received for Amazon sales.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(k)	Revenue recognition (Continued)

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

Outbound freight and handling costs

The Company accounts for product outbound freight and handling costs as fulfillment activities and presents the associated costs in selling, general and administrative expenses in the period in which it sells the product.

Disaggregation of revenue

The Company disaggregates its revenue from different types of contracts with customers by principal product categories, as the Company believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 19 for product revenues by segment.

Contract balances

The Company did not recognize any contract asset as of April 1, 2019 and March 31, 2020. The timing between the recognition of revenue and receipt of payment is not significant. The Company’s contract liabilities consist of deposits received from customers. As of April 1, 2019 and March 31, 2020, the balances of the contract liabilities are approximately $17,000 and $12,000, respectively. All contract liabilities at the beginning of the year ended March 31, 2020 were recognized as revenue during the year ended March 31, 2020 and all contract liabilities as of the end of the year ended March 31, 2020 are expected to be realized in the following year.

Lease income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee’s obligation to pay rent.

(l)	Research and development costs

Research and development costs include salaries, utilities and contractor fees that are directly attributable to the conduct of research and development progress primarily related to the development of new design of products. Research and development costs of approximately $152,000, $175,000 and $213,000 were charged to operations for the years ended March 31, 2018, 2019 and 2020, respectively.

(m)	Advertising

Advertising costs are expensed as incurred and are included within selling, general and administrative expenses. Advertising costs were approximately $18,000, $21,000 and $103,000 for the fiscal years ended March 31, 2018, 2019 and 2020, respectively.

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

(p)	Fair value of financial instruments

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

(q)	Treasury stock

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(r)	Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which improves financial reporting by providing timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Forward-looking information will now be used to better inform credit loss estimates. This ASU is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. The Company's allowances for doubtful accounts have historically not been significant and the Company does not expect the adoption of this ASU will have a significant impact on its consolidated financial statements.

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(r)	Recent accounting pronouncements (Continued)

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

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of the adoption of ASU 2019-12, but does not expect it to have a material impact on income taxes as reported in its consolidated financial statements.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Allowance for doubtful accounts

Allowance for doubtful accounts amounted to $nil as of March 31, 2020 (2019: $nil). Most of the Company’s trade receivables are generally unsecured.

3	Inventories

The components of inventories are as follows:

	March 31,
	2019	2020
	$ in thousands	$ in thousands

Raw materials	297	357
Work in progress	218	429
Finished goods	314	392

	829	1,178

During the fiscal years ended March 31, 2018, 2019 and 2020, based upon material composition and expected usage, provisions for inventories of approximately $569,000, $73,000 and $87,000, respectively, were charged to the consolidated statements of operations under cost of revenue.

4	Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	March 31,
	2019	2020
	$ in thousands	$ in thousands
Cost
Buildings	16,890	16,857
Construction-in-progress	597	604
Plant and machinery	9,838	9,642
Furniture, fixtures and equipment	1,475	1,544
Motor vehicles	636	577

	29,436	29,224
Less: accumulated depreciation	(19,845)	(19,785)

	9,591	9,439

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

4	Property, plant and equipment, net (Continued)

During the fiscal years ended March 31, 2018, 2019 and 2020, depreciation expenses charged to the consolidated statements of operations amounted to approximately $1,099,000, $859,000 and $841,000, respectively. As at March 31, 2019 and 2020 fully depreciated assets that were still in use by the Company amounted to $15,749,000 and $15,800,000, respectively.

Property, plant and equipment in Xinxing were assessed for impairment according to the policy described in note 1(h). The Company concluded that no impairment to property, plant and equipment in Xinxing was required as at March 31, 2020.

5	Interests in subsidiaries

Particulars of principal subsidiaries as of March 31, 2019 and 2020 are as follows:

Name of company	Place of incorporation and kind of legal entity	Particulars of issued capital/ registered capital	Percentage of capital held by the Company		Principal activities
			2019	2020
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	HK$5,000,000 (US$641,026)	100%	100%	Investment holding, providing management and administrative support to the Group companies

Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	HK$3,000,000 (US$384,615)	100%	100%	Investment holding and property investment

Bonso Electronics (Shenzhen) Company, Limited (“BESCL”)	PRC, limited liability company	US$12,621,222	100%	100%	Investment holding and property rental

Bonso Advanced Technology Limited * (“BATL”)	Hong Kong, limited liability company	HK$1,000,000 (US$128,205)	100%	100%	Investment holding and trading of scales and pet electronics products

Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”)	PRC, limited liability company	US$10,000,000	100%	100%	Production of scales and pet electronics products and property rental

Bonso Technology (Shenzhen) Company, Limited (“BTL”)	PRC, limited liability company	HK$200,000	100%	100%	Product development

* Shares directly held by the Company

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

6	Intangible assets, net

Intangible assets are analyzed as follows:

	March 31,
	2019	2020
	$ in thousands	$ in thousands

Cost	5,951	5,566
Less: accumulated amortization	(3,613)	(3,636)

	2,338	1,930

The components of intangible assets are as follows:

	March 31,
	2019	2020
	$ in thousands	$ in thousands

Land use right of factory land in Shenzhen, Guangdong, PRC	1,014	780
Land use right of factory land in Xinxing, Guangdong, PRC	1,324	1,150

	2,338	1,930

Amortization expense in relation to intangible assets was approximately $277,000, $275,000 and $264,000 for each of the fiscal years ended March 31, 2018, 2019 and 2020, respectively.

As of March 31, 2020, future minimum amortization expenses in respect of intangible assets are as follows:

Year ending March 31,	$ in thousands

2021	257
2022	257
2023	257
2024	257
2025	194
Thereafter	708

Total	1,930

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

As of March 31, 2020, the Company had general banking facilities for bank overdrafts, letters of credit, notes payable and term loans. The facilities are interchangeable with total amounts available of approximately $5,128,000 (2019: $5,128,000). The general banking facilities utilized by the Company are denominated in United States dollars, Hong Kong dollars and Chinese Yuan.

The Company’s general banking facilities, expressed in United States dollars, are further detailed as follows:

	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2020
	2019	2020	2019	2020	2019	2020	Interest	Repayment
	$ in thousands		$ in thousands		$ in thousands		rate	terms
Import and export facilities

Combined limit	2,564	2,564	445	937	2,119	1,627

Including sub-limit of:
Notes payable	2,308	2,308	—	—	2,308	2,308	HIBOR* +2.5%	Repayable in full within 120 days
Bank overdrafts	641	641	—	—	641	641	Prime rate +1%	Repayable on demand
Long term loans (1)	641	1,214	445	937	196	277	HIBOR* +2%	Term loans repayable monthly over 3 years.

Other facilities
Export documentary credits	641	641	—	—	641	641
Revolving loan	1,923	1,923	—	1,000	1,923	923	HIBOR* +2.25%	Repayable until redemption of a listed debt instrument
	5,128	5,128	445	1,937	4,683	3,191

(1) A clause in the banking facilities states that the term loans are subject to review any time and also subject to the bank's overriding right to repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities. Therefore, all long-term loans were classified as current liabilities in the consolidated balance sheets. As of March 31, 2020, $470,000 of long-term loans became current as they are repayable within one year in accordance with the repayment schedule.

* HIBOR is the Hong Kong Interbank Offer Rate

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

7	Banking facilities (Continued)

One of the properties of the Company located in Hong Kong with a net book value of approximately $702,000 as of March 31, 2020, the rental assignment over such property, the rights, interests and benefits of a life insurance contract with a book value of approximately $158,000 and a listed debt instrument with a book value of approximately $523,000 are arranged as securities to the banks for the banking facilities arrangement.

The Prime Rate and HIBOR were 5.00% and 2.05% per annum, respectively, as of March 31, 2020. The Prime Rate is determined by the Hong Kong Association of Banks and is subject to revision from time to time. Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

The weighted average interest rates of borrowings of the Company are as follows:

	During the fiscal year ended March 31,
	2019	2020

Bank overdrafts	6.00%	6.00%
Notes payable	4.18%	4.71%
Term loans	3.45%	4.06%
Revolving loan	not applicable	4.29%

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax

(a)	The subsidiaries comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong and the PRC. The Company is not subject to income taxes in the British Virgin Islands.

Hong Kong Tax

BIL and BEL operating in Hong Kong are subject to the Hong Kong profits tax rate of 16.5% (2019 and 2018: 16.5%). BATL operating in Hong Kong is subject to the Hong Kong profits tax rate of 8.25% (2019: 8.25%; 2018: 16.5%) on the first HKD 2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HKD 2 million. BIL has no assessable profits while BATL and BEL have tax losses brought forward which are available for set-off against the assessable profits for the year ended March 31, 2020.

PRC Tax

All subsidiaries registered in the PRC are subject to a tax rate of 25% (2019 and 2018: 25%).

(b)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The income / (loss) before income taxes by geographical location is analyzed as follows:

	2018	2019	2020
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	221	(813)	819
PRC	(406)	168	(408)
Others	189	182	(13)

Total	4	(463)	398

Others mainly include the income / (loss) from BVI.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (Continued)

(c)	Income tax expense comprises the following:

	2018	2019	2020
	$ in thousands	$ in thousands	$ in thousands

Current income tax expense	—	—	—

The components of the income tax expense by geographical location are as follows:

	2018	2019	2020
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	—	—	—
PRC	—	—	—

Total	—	—	—

At the end of the accounting periods, the income tax recoverable are as follows:

	2019	2020
	$ in thousands	$ in thousands

Current income tax recoverable	5	5

(d)	Deferred tax assets comprise the following:

	2019	2020
	$ in thousands	$ in thousands

Tax loss carry forwards	4,203	4,235
Less: Valuation allowance	(4,203)	(4,235)

	—	—

As of March 31, 2019 and 2020, the Company had accumulated tax losses amounting to approximately $23,865,000 and $23,722,000 (the tax effect thereon is approximately $4,203,000 and $4,235,000), respectively, subject to the final agreement by the relevant tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other jurisdictions. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2020, the Company’s accumulated tax losses of approximately $4,212,000 will expire from 2021 to 2025.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (Continued)

(e)	Changes in valuation allowance are as follows:

	2018	2019	2020
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	4,270	4,607	4,203
Charged / (credited) to income tax expense	337	(404)	32

Balance, March 31	4,607	4,203	4,235

(f)	The actual income tax expense attributable to earnings for the fiscal years ended March 31, 2018, 2019 and 2020 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

	2018	2019	2020
	$ in thousands	$ in thousands	$ in thousands

Income / (loss) before income taxes	4	(463)	398

Income tax (expense) / benefit on pretax income at statutory rate	(1)	55	(44)
Effect of different tax rates of subsidiaries operating in other jurisdictions	128	8	28
Profit not subject to income tax	61	9	18
Expenses not deductible for income tax purposes	(167)	(163)	(56)
Increase / (decrease) in valuation allowance	337	(404)	32
Under provision in prior year	—	—	—
(Tax losses recognized) / utilization of tax losses	(358)	495	22

Total income tax expense	—	—	—

The statutory rate of 8.25% or 16.5% used above is that of Hong Kong, where the Company’s main business is located.

(g)       The Company complies with ASC 740 and assessed the tax position during the fiscal year ended March 31, 2020 and concluded that the Company had no accrued penalties related to uncertain tax positions (2019: $nil).

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

During the fiscal year ended March 31, 2020, the Company purchased listed shares in Hong Kong for trading purposes for approximately $68,000 (2019: $226,000). During the fiscal year ended March 31, 2020, a loss from disposal of financial assets at fair value of approximately $1,000 was recorded (2019: gain of $16,000). A revaluation loss of approximately $5,000 was recorded during the fiscal year ended March 31, 2020 (2019: revaluation gain of $4,000).

At the end of the accounting period, the fair value of the following assets were as follows:

	March 31, 2019				March 31, 2020
$ in thousands
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity investments	102	—	—	102	54	—	—	54

The fair value of equity investments is determined based on quoted price in active markets.

10	Investment in life insurance contract

Investment in life insurance contract represents the carrying amount (surrender value) of the contract if it is to be terminated by the Company. There is one life insurance contract as of March 31, 2019 and March 31, 2020, with a carrying amount of approximately $153,000 and $158,000, respectively. All premiums of this contract have already been paid during the fiscal year ended March 31, 2012. The face amount (death benefit) of this contract is $1,000,000. During the fiscal year ended March 31, 2020, we recorded a gain of approximately $5,000 for the change in valuation (2019: $4,000).

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

(b)	Operating leases

As of March 31, 2020, the Company leases two commercial units in Beijing and part of production facilities and machines in Xinxing under rental agreements to third parties. The Company will need to pay a cancellation fee of approximately $105,000 if the Company decides to terminate all the rental agreements before their expiry.

The Shenzhen factory is rented out to a third party from August 1, 2013 to August 1, 2019, and the rent terminated as at January 31, 2019. Part of the production facilities in Xinxing are rented out to various third parties up to February 13, 2026. Certain tenants have an option to early terminate their tenancy agreements. The expected future minimum rental payments to be received are as follows:

Year ending March 31,	$ in thousands

2021	105
105

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

11	Leases (Continued)

(b)	Operating leases (Continued)

The Company leases one office and one staff quarter in Shenzhen and one staff quarter in Xinxing. Operating lease assets and obligations are reflected within right-of-use asset, and lease liability, respectively, on the consolidated balance sheet.

The discount rate implicit within the leases is generally not determinable and therefore the Company determines the discount rate based on its incremental borrowing rate. The incremental borrowing rate for the leases is determined based on lease term and currency in which lease payments are made, adjusted for impacts of collateral. The weighted average discount rate used to measure the operating lease liabilities as of March 31, 2020 was 4.05%.

Year ended March 31, 2020	Office	Motor vehicle
	$ in thousands	$ in thousands
Assets
Right-of-use assets	300	—

Liabilities
Current portion of operating lease liabilities	87	5
Non-current portion of operating lease liabilities	213	—
	300	5

Maturities of lease liabilities were as follows:

Year ending March 31,	$ in thousands
2021	108
2022	103
2023	102
2024	21
334
Less: imputed interest	(29)
Total lease cost	305

Supplemental cash flow and other information related to leases is as follows:

March 31, 2020	$ in thousands

Total lease liabilities	305
Cash payment for amount included in the measurement of lease liabilities	336
Weighted average remaining lease term (years)	3.111
Weighted average discount rate	4.05%

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

12       Commitments and contingent liabilities

(a)	Commitments

Capital expenditures contracted at the balance sheet date but not yet provided for are as follows:

	March 31,
	2019	2020
	$ in thousands	$ in thousands

Construction in Xinxing, Guangdong, PRC	41	40
	41	40

As of March 31, 2020, the Company entered into contractor agreements on buildings and leasehold improvements on the manufacturing facility in Xinxing, the PRC for a total consideration of $522,000. As of March 31, 2020, $482,000 has been paid, and the remaining balance of $40,000 is to be paid in accordance with the progress of the construction.

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

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000. On September 17, 2015, the Company’s Board of Directors authorized an additional $1,500,000 to repurchase its common stock under the same repurchase program, bringing the amount authorized for repurchase to $3,000,000. On April 25, 2018, the Company’s Board of Directors authorized an additional $3,000,000 to repurchase its common stock under the same repurchase program, bringing the amount authorized for repurchase to $6,000,000. The Board of Directors believed that the common stock was undervalued and that the repurchase of common stock would be beneficial to the Company's stockholders. The Company (through its subsidiary) has repurchased an aggregate of 955,739 shares of its common stock, including 48,873 shares ($119,000) that were repurchased during the fiscal year ended March 31, 2020, 124,849 shares ($364,000) that were repurchased during the fiscal year ended March 31, 2019, and 213,498 shares ($572,000) that were repurchased during the fiscal year ended March 31, 2018. No shares repurchased were removed from the total number of shares issued during the fiscal year ended March 31, 2020 (2019: nil, 2018: 34,000 shares). The Company may from time to time repurchase shares of its common stock under this program.

(b)	Preferred stock

The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the stockholders, with such designations, power preferences, rights, qualifications, limitations and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2020.

(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2018, 2019 and 2020, respectively.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Stock option and bonus plans

(a)	2004 Stock Bonus Plan

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

As of March 31, 2020, no shares had been granted under the Stock Bonus Plan.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(b)	2004 Stock Option Plan

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

As of July 15, 2015, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan. Options for 425,000 shares were exercised during the fiscal year ended March 31, 2020. The options for 425,000 shares that were outstanding as of March 31, 2020 will expire on March 31, 2025. Options granted under the 2004 Plan vest immediately and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(c)	A summary of the stock options activity is as follows:

	Number of options	Weighted average exercise price

Outstanding at March 31, 2018	850,000	$1.50
Outstanding at March 31, 2019	850,000	$1.50
Exercised	(425,000)	$1.50

Outstanding at March 31, 2020	425,000	$1.50

Mr. Anthony So exercised his 150,000 options on March 9, 2020 on a cash basis. Mr. Kim Wah Chung exercised his 40,000 options on March 9, 2020 on a cash basis. Mr. Woo-Ping Fok exercised his 25,000 options on March 9, 2020 on a cash basis. Mr. Henry Schlueter exercised his 25,000 options on a cashless basis on March 27, 2020, and received 9,567 shares of common stock and surrendered options to acquire 15,433 shares in connection with his cashless exercise. Mr. Andrew So exercised his 125,000 options on a cashless basis on March 9, 2020, and received 40,540 shares of common stock and surrendered options to acquire 84,460 shares in connection with his cashless exercise. Mr. Albert So exercised his 60,000 options on a cashless basis on March 9, 2020, and received 19,459 shares of common stock and surrendered options to acquire 40,541 shares in connection with his cashless exercise. All options were exercised with an exercise price of $1.50. During the fiscal year ended March 31, 2020, option holders exercised 425,000 options in total and received 284,566 shares of common stock and surrendered options to acquire 140,434 shares in connection with the cashless exercises.

(d)	The following table summarizes information about all stock options of the Company outstanding as at March 31, 2020:

	Number	Weighted average	Exercisable
Weighted average	outstanding at	remaining life	shares at
exercise price	March 31, 2020	(years)	March 31, 2020

$1.50	425,000	5.0	425,000

The intrinsic value of options outstanding and exercisable was approximately $370,000 on March 31, 2020. The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2020.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(e)	Stock-based compensation expense is recognized on a straight-line basis over the respective vesting periods, or at the time of option granting if there are no vesting periods. The fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:
For the Fiscal Year Ended March 31,
	2018	2019	2020

Risk-free interest rate (1)	N/A	N/A	N/A
Expected life (years) (2)	N/A	N/A	N/A
Expected dividend yield (3)	N/A	N/A	N/A
Volatility (4)	N/A	N/A	N/A
Fair value of options at grant date per share	N/A	N/A	N/A

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

The Company recorded no compensation expense in selling, general and administrative expenses during the fiscal years ended March 31, 2018, 2019 and 2020.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

15	Related party transactions

(a)	The Company paid emoluments, commissions and/or consultancy fees to its directors and officers as follows:

Year ended	Mr. Anthony	Mr. Kim Wah	Mr. Woo-Ping	Mr. Andrew
March 31,	So	Chung	Fok	So
	Director	Director	Director	Director and Chief Executive Officer
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2018	$643 (i), (iii)	$170 (iii)	Nil	$259 (iii)
2019	$643 (i), (iii)	$171 (iii)	Nil	$249 (iii)
2020	$643 (i), (iii)	$171 (iii)	Nil	$265 (iii)

	Mr. Henry		Mr. Albert
	Schlueter		So
	Director and Assistant Secretary		Director, Chief Financial Officer and Secretary
	$ in thousands		$ in thousands

2018	$60	(ii)	$162 (iii)
2019	$60	(ii)	$152 (iii)
2020	$60	(ii)	$162 (iii)

The emoluments paid to the Company’s directors and officers were included in the salaries and related costs, while the consultancy fees or professional fees paid to Schlueter & Associates, P.C., were included in the administration and general expenses.

(i)	Apart from the emoluments paid by the Company as shown above, one of the properties of the Company in Hong Kong is also provided to Mr. Anthony So for his accommodation.

(ii)	The amounts for the years ended March 31, 2018, 2019 and 2020 represented professional fees paid to Schlueter & Associates, P.C., the Company’s SEC counsel, in which Mr. Henry Schlueter is one of the principals.

(iii)	The amount for the year ended March 31, 2018, included unpaid vacation payments of approximately $43,000, $10,000, $10,000 and $10,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively. The amount for the year ended March 31, 2019, included unpaid vacation payments of approximately $43,000 and $11,000 for Mr. Anthony So and Mr. Kim Wah Chung, respectively. The amount for the year ended March 31, 2020, included unpaid vacation payments of approximately $43,000, $11,000, $16,000 and $10,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

15	Related party transactions (Continued)

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

During the fiscal year ended March 31, 2015, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage. Mr. Anthony So is the sole owner of these three apartment units. The monthly rental payment was approximately $2,000. Starting from August 1, 2016, rental of two of the apartment units was no longer required and the rental agreement was terminated, and a new rental agreement for one apartment unit for staff quarters was in place, for a monthly rental payment of $260. The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2020 was approximately $3,000 (2019: $3,000; 2018: $3,000).

During the fiscal year ended March 31, 2015, one of the subsidiaries in Xinxing, PRC entered into a rental agreement with a director and stockholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters. Mr. Andrew So is the sole owner of this apartment unit. The monthly rental payment was approximately $450. Starting from December 1, 2018, the monthly rental payment was approximately $580, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2020 was approximately $7,000 (2019: $6,000; 2018: $5,000).

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

At March 31, 2019 and 2020, the Company had credit risk exposure of uninsured cash and deposits with maturities of less than one year in banks of approximately $7,527,000 and $9,111,000, respectively.

A substantial portion, 31%, 37% and 27% of revenue, was generated from one customer for the years ended March 31, 2018, 2019 and 2020, respectively.

The net revenue representing at least 10% of total net revenue are as follows:

	Year Ended March 31,
	2018		2019		2020
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Customer A	3,579	31	3,715	37	3,573	27
Customer C	1,599	14	1,225	12	1,239	9
Customer B	1,662	14	1,027	10	313	2
Customer D *	1,115	10	21	—	—	—
Customer E #	1,050	9	996	10	—	—

	9,005	78	6,984	69	5,125	38

* That customer has stopped purchasing from us as of June 2017.

# Rental income from this customer ended as of February 2019.

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	March 31,
	2019		2020
	$ in thousands	%	$ in thousands	%

Customer C	136	23	241	30
Customer B	191	32	133	16
Customer A	127	21	99	12
Customer F	—	—	95	12

		76		70

At March 31, 2019 and 2020, these customers accounted for 76% and 70%, respectively, of net trade receivables. The trade receivables have repayment terms of not more than twelve months.

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

(b)	The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations. The Company’s total contributions to the above schemes for the years ended March 31, 2018, 2019 and 2020 amounted to $255,000, $264,000 and $258,000, respectively. The Company has no other obligation to make payments in respect of retirement benefits of the employees.

(c)	According to the New Labor Law in the PRC which was effective on January 1, 2008, a company is required to provide one month’s salary for each year of service as a severance payment. The Company recognized a total provision of $444,000 as of March 31, 2020 for severance payments for staff in the PRC (2019: $437,000, 2018: $396,000). The accrued severance payment allowance is reviewed every year.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

18	Net earnings per share

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

	Year Ended March 31,
	2018	2019	2020

Income / (loss) available to common stockholders ($ in thousands)	$4	($463)	$398

Basic weighted average common shares outstanding	4,910,357	4,703,224	4,646,966

Basic net earnings / (loss) per share	$0.00	($0.10)	$0.09

Basic weighted average common shares outstanding	4,910,357	4,703,224	4,646,966
Effect of dilutive securities – Options	380,547	—	169,770

Diluted weighted average common and potential common shares outstanding	5,290,904	4,703,224	4,816,736

Diluted net earnings / (loss) per share	$0.00	($0.10)	$0.08

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information

(a)	The Company has four business segments, Scales, Pet Electronics Products, Rental and Management and Others for the fiscal years ended March 31, 2019 and 2020. The Chief Operating Decision Maker, identified as the Chief Executive Officer and Chief Financial Officer, reviews these segment results when making decisions about allocating revenues and assessing the performance of the Company.

Scales operations principally involve production and marketing of sensor-based scales products. These include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. Revenue from scale products was 45% (2019: 67%) of overall revenue of the Company for the fiscal year ended March 31, 2020, and the Company expects that the revenue will continue to contribute a similar level of revenue for the next 12 months.

The “Others” segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales and pet electronics products, and (ii) sales of scrap materials.

Pet Electronics Products principally involve development and production of pet-related electronics products that are used in consumer applications. Revenue from pet electronics products was 48% (2019: 14%) of overall revenue of the Company for the fiscal year ended March 31, 2020, and the Company expects that the revenue from pet electronics products will continue to contribute a similar level of revenue for the next 12 months.

Rental and Management involve leasing out part of our factories and machinery to third parties. The management decided to identify and expand the rental and management segment during the fiscal year ended March 31, 2018 with the signing of an agreement with Fangda, a property developer in Shenzhen, to cooperate in reconstructing and redeveloping the Shenzhen factory to generate more rental revenue in the future. Revenue from rental and management was 7% (2019: 19%) of overall revenue of the Company for the fiscal year ended March 31, 2020. The Shenzhen factory was rented to a third party with a lease term from August 1, 2013 to August 1, 2019; however, the rent terminated as at January 31, 2019. The Company expects that the revenue from rental and management will continue to contribute a similar level of revenue for the next 12 months.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2018, 2019, and 2020:

	Year ended March 31,
Product Line	2018	2019	2020
Scales and Others	68%	67%	45%
Pet Electronics Products	16%	14%	48%
Rental and Management	16%	19%	7%
Total	100%	100%	100%

The accounting policies of the Company’s reportable segments are the same as those described in the description of business and significant accounting policies.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (Continued)

(a)	Summarized financial information by business segment as of March 31, 2018, 2019 and 2020 is as follows:

	Net sales	Costs of Revenue	Operating income / (loss)	Identifiable assets as of March 31	Depreciation and amortization	Capital expenditure
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
2018

Scales and Others	7,862	4,809	208	8,211	479	79
Pet Electronics Products	1,861	1,139	49	1,944	113	19
Rental and Management	1,800	1,010	(19)	5,622	784	266

Total operating segments	11,523	6,958	238	15,777	1,376	364
Corporate	—	—	—	8,978	—	—

Group	11,523	6,958	238	24,755	1,376	364

2019

Scales and Others	6,686	4,340	(74)	8,244	540	236
Pet Electronics Products	1,410	915	(16)	1,739	115	67
Rental and Management	1,896	780	(450)	4,716	479	289

Total operating segments	9,992	6,035	(540)	14,699	1,134	592
Corporate	—	—	—	7,787	—	—

Group	9,992	6,035	(540)	22,486	1,134	592

2020

Scales and Others	5,936	3,194	548	5,026	325	543
Pet Electronics Products	6,259	1,757	767	5,298	343	572
Rental and Management	901	739	(953)	4,026	437	9

Total operating segments	13,096	5,690	362	14,350	1,105	1,124
Corporate	—	—	—	9,851	—	—

Group	13,096	5,690	362	24,201	1,105	1,124

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (Continued)

(b)	The Company primarily operates in Hong Kong and the PRC. The manufacture of components and their assembly into finished products and research and development are carried out in the PRC. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong and the PRC.

Property, plant and equipment, net by geographical areas are as follows:

	March 31,	March 31,
	2019	2020
	$ in thousands	$ in thousands
Hong Kong	845	797
The PRC	8,746	8,642

Property, plant and equipment, net	9,591	9,439

(c)	The following is a summary of net revenue by geographical areas constituting 10% or more of total revenue of the Company for the years ended March 31, 2018, 2019 and 2020:

	Year ended March 31,
	2018		2019		2020
	$ in thousands	%	$ in thousands	%	$ in thousands	%

United States	4,807	42	3,184	32	7,453	57
Germany	3,621	31	3,760	38	3,613	28
The PRC	2,054	18	2,265	23	1,288	10

	10,482	91	9,209	93	12,354	95

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (Continued)

(d)	The following is a summary of net revenue by customers constituting 10% or more of total revenue of the Company for the years ended March 31, 2018, 2019 and 2020:

		Year Ended March 31,
		2018		2019		2020
Customers	Segment	$ in thousands	%	$ in thousands	%	$ in thousands	%

Customer A	Scales	3,579	31	3,715	37	3,573	27
Customer C	Scales	1,599	14	1,225	12	1,239	9
Customer B	Scales and Pet Electronics Products	1,662	14	1,027	10	313	2
Customer E	Rental and Management	1,050	9	996	10	—	—
Customer D	Scales	1,115	10	21	—	—	—

		9,005	78	6,984	69	5,125	38

20	Long-term loan and long-term deposit received

In November 2017, the Company signed an agreement with a property developer in Shenzhen -- Fangda to cooperate in reconstructing and redeveloping the Shenzhen factory. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. During the year ended March 31, 2018, the Company received approximately $3,199,000 from Fangda as a deposit according to the agreement. The Company will return this deposit in full (without interest) to Fangda when the redeveloped property is completed and the Company’s share of the redeveloped property is transferred to the Company, which is expected to take place in March 2023. The Company has treated this deposit as a long-term loan and discounted it up to March 2023. This liability is presented as a long-term loan and deposit received in our consolidated balance sheet as of March 31, 2019 and 2020.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

21	Other income, net

Other income, net consisted of the following:

	Year Ended March 31,
	2018	2019	2020
	$ in thousands	$ in thousands	$ in thousands

Gain on disposal of property, plant and equipment	—	5	—
Government subsidies	76	16	227
Other gains	266	87	208

Other income, net	342	108	435

22	Non-operating (expenses) / income, net

Non-operating (expenses) / income, net comprises the following:

	Year Ended March 31,
	2018	2019	2020
	$ in thousands	$ in thousands	$ in thousands
Interest income	191	237	175
Interest expense	(72)	(139)	(181)
Foreign exchange (loss) / gain	(353)	(21)	42

Non-operating (expenses) / income, net	(234)	77	36

23	Financial instruments at amortized cost

For the year ended March 31, 2020, the Company purchased held-to-maturity debt securities with maturities of one year and three years from a financial institution and pledged them as collaterals against certain secured bank loans. As of March 31, 2020, the carrying value of long-term held-to-maturity debt securities was $523,000. The gross unrealized holding loss of the held-to-maturity debt securities was $92,000 as of March 31, 2020.

24	Subsequent events

From April 1, 2020 to June 30, 2020, the Company repurchased an additional 13,343 shares of its common stock for an aggregate purchase price of approximately $29,000.

