Form 20-F
period 2021-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2021-08-16
CIK 846546

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2021

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

5,828,205 shares of common stock, $0.003 par value, at March 31, 2021 (including 971,018 shares that are held in treasury)

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

Large Accelerated Filer [_] Accelerated Filer [_] Non-accelerated filer [X] Emerging Growth Company  [_]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [_]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [_]

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

The selected consolidated financial data as of March 31, 2020 and 2021 and for each of the three fiscal years ended March 31, 2019, 2020 and 2021 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars. The selected consolidated financial data set forth below as of March 31, 2017, 2018 and 2019, and for each of the two fiscal years in the period ended March 31, 2017 and 2018, have been derived from our audited consolidated financial statements that are not included in this Annual Report. The selected consolidated financial data is qualified in its entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data

(in 000s US$ except for shares and per share data)

	2017 (1)	2018	2019	2020	2021
Net revenue	18,952	11,523	9,992	13,096	15,590
Cost of revenue	(11,274)	(6,958)	(6,035)	(5,690)	(5,940)
Gross profit	7,678	4,565	3,957	7,406	9,650
Selling, general and administrative expenses	(5,066)	(4,669)	(4,605)	(7,479)	(8,924)
Other income, net	554	342	108	435	480
Income / (loss) from operations	3,166	238	(540)	362	1,206
Non-operating (expenses) / income, net	229	(234)	77	36	(49)
Income / (loss) before income taxes	3,395	4	(463)	398	1,157
Income tax (expense) / credit	(600)	—	—	—	614
Net income / (loss)	2,795	4	(463)	398	1,771
Net earnings per / (loss) per share - basic(2)	$0.54	$0.00	$(0.10)	$0.09	$0.36
Weighted average shares	5,143,648	4,910,357	4,703,224	4,646,966	4,880,422
Net earnings / (loss) per share - diluted(2)	$0.53	$0.00	$(0.10)	$0.08	$0.34
Diluted weighted average shares	5,316,393	5,290,904	4,703,224	4,816,736	5,145,260

(1) Certain amounts in the statement of operations for the fiscal year ended March 31, 2017 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2018.

(2) The diluted net earnings / (loss) per share was the same as the basic net earnings / (loss) per share for the fiscal years ended March 31, 2018 and 2019 as all potential common shares, including the stock options, are anti-dilutive and therefore excluded from the computation of diluted net earnings / (loss) per share.

Balance Sheet Data

(in 000s US$ except for shares and per share data)

	Year Ended March 31,
	2017	2018	2019	2020	2021
	$	$	$	$	$
Cash and cash equivalents, and fixed deposits maturing over three months	3,745	8,751	7,527	9,111	10,060
Working capital	2,499	7,016	6,249	5,712	7,987
Total assets	20,966	24,755	22,486	24,201	26,421
Current liabilities	5,244	4,369	4,155	6,139	5,424
Total liabilities	5,371	7,666	7,337	9,437	9,025
Common stock	17	17	17	17	17
Stockholders’ equity	15,595	17,089	15,149	14,764	17,396

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

Changes in international trade or investment policies and barriers to trade or investment, and the ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities. In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. In particular, the U.S. administration has advocated for and taken steps toward restricting trade in certain goods, particularly from China. From 2018 to late 2019, the United States announced several tariff increases that applied to products imported from China, totaling over US$550 billion. By the end of 2019, the two countries had reached a phase one trade deal to roll back tariffs and suspend certain tariff increases by the United States that were scheduled to take effect from December 2019, and in January 2020, the two sides entered into a formal phase one agreement on trade. The progress of trade talks between China and the United States is subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. Furthermore, in August 2019, the U.S. Treasury Department labelled China as a currency manipulator, which label was officially dropped by the U.S. Treasury Department in January 2020. However, it is uncertain whether the U.S. government may issue any similar announcement in the future. As a result of such announcement, the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we sell our products, as well as our financial condition and results of operations.

In addition, the United States is considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, under pressure from U.S. administration officials, the independent Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. China-based companies, including us and our related entities, may become subject to executive orders or other regulatory actions that may, among other things, prohibit U.S. investors from investing in these companies and delist the securities of these companies from U.S. exchanges. As a result, U.S. and certain other persons may be prohibited from investing in the securities of our company or our related entities, whether or not they are listed on U.S. exchanges. For example, in November 2020, the U.S. administration issued U.S. Executive Order 13959, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. In May 2021, the American depositary shares of China Telecom, China Mobile and China Unicom were delisted from the NYSE to comply with this executive order. In June 2021, the U.S. administration expanded the scope of the executive order to Chinese defense and surveillance technology companies. Geopolitical tensions between China and the United States may intensify and the United States may adopt even more drastic measures in the future.

China and other countries have retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For instance, in response to the tariffs announced by the United States, in 2018 and 2019, China announced it would stop buying U.S. agricultural products and imposed tariffs on over US$185 billion worth of U.S. goods. Although China subsequently granted tariff exemptions for certain U.S. products as a result of trade talks and the phase one trade deal agreed with the United States, it is uncertain whether there will be any further material changes to China’s tariff policies. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, which would have an adverse effect on manufacturing, trade and a wide range of industries that rely on trade, including logistics, retail sales and other businesses and services, which could adversely affect our business operations and financial results.

Additionally, China has issued regulations to give itself the ability to unilaterally nullify the effects of certain foreign restrictions that are deemed to be unjustified to Chinese individuals and entities. The Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the Ministry of Commerce (“MOFCOM”) on January 9, 2021 with immediate effect, provide that, among other things, Chinese individuals or entities are required to report to the MOFCOM within 30 days if they are prohibited or restricted from engaging in normal business activities with third-party countries or their nationals or entities due to non-Chinese laws or measures; and the MOFCOM, following the decision of the relevant Chinese authorities, may issue prohibition orders contravening such non-Chinese laws or measures. Furthermore, on June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Anti-foreign Sanctions Law, which came into effect on the same day. The Anti-foreign Sanctions Law prohibits any organization or individual from implementing or providing assistance in implementation of discriminatory restrictive measures taken by any foreign state against the citizens or organizations of China. In addition, all organizations and individuals in China are required to implement the retaliatory measures taken by relevant departments of the State Council. Since the aforesaid laws and rules were newly promulgated, there exist high uncertainties as to how such regulations will be interpreted and implemented and how they would affect our business, results of operations or the trading prices of our Shares.

The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting China’s overall economic condition, which could have a negative impact on us. Furthermore, imposition of tariffs could have a negative impact on our supply chain and on foreign demand for our products and, thus, could have a material adverse impact on our business and results of operations. During the year ended March 31, 2021, approximately 62% of our sales were to customers in the United States.

Trade tensions and policy changes have also led to measures that could have adverse effects on China-based issuers, including legislation in the United States that requires listed companies whose audit reports and/or auditors are not subject to review by the PCAOB to be subject to enhanced disclosure obligations and be subject to delisting if they do not comply with the requirements.

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

We Could Face Increased Currency Risks If China Does Not Maintain The Stability Of The Hong Kong Dollar Or The Chinese Renminbi. The Hong Kong Dollar and the United States Dollar have been fixed at approximately 7.80 Hong Kong Dollars to 1.00 U.S. Dollar since 1983. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate. From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately 8.28 to 1.00 U.S. Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB was allowed to move 0.3% on a daily basis against the U.S. Dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%. Following the removal of the U.S. Dollar peg, the RMB appreciated more than 20% against the U.S. Dollar over the following three years.  Since July 2008, however, the RMB has traded within a narrow range against the U.S. Dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. Dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the government of the People’s Republic of China (“PRC”) would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As of July 15, 2021, the RMB was valued at 6.4604 per U.S. Dollar. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position and the value of our common shares and any dividends payable to our common shareholders in U.S. Dollars.

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

We Face Significant Risks If The Chinese Government Changes Its Policies, Laws, Regulations Or Tax Structure Or Its Current Interpretations Of Its Laws, Rules And Regulations Relating To Our Operations In China. Our property in Shenzhen and our manufacturing facility in Xinxing are located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations, confiscatory taxation, changes in employment restrictions, restrictions on imports and sources of supply, import duties, corruption, currency revaluation or the expropriation of private enterprise could materially and adversely affect us. If the Chinese government does not encourage foreign investment and operations in China, then our business operations in China could be adversely affected. We could even be subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government’s policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we might have to discontinue our operations.

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

The Economy Of China Has Been Experiencing Significant Growth, Leading To Some Inflation and Increased Labor Costs. The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 2.42% in June 2014 from the level in June 2013, 1.40% between June 2014 and June 2015, 1.90% between June 2015 and June 2016, 1.50% between June 2016 and June 2017, 1.90% between June 2017 and June 2018, 2.70% between June 2018 and June 2019, 2.50% between June 2019 and June 2020 and 1.1% between June 2020 and June 2021. China’s overall economy and the average wage in the PRC are expected to continue to grow. Continuing inflation and material increases in the cost of labor in China could diminish our competitive advantage. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown may reduce our revenues. If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

Controversies Affecting China’s Trade With The United States Could Harm Our Results Of Operations Or Depress Our Stock Price. While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China have arisen that threaten the status quo involving trade between the United States and China. These controversies could materially and adversely affect our business by, among other things, causing our products in the United States to become more expensive, resulting in a reduction in the demand for our products by customers in the United States, which would have a material adverse effect upon us and our results of operations. Further, political or trade friction between the United States and China, whether or not actually affecting our business, could also materially and adversely affect the prevailing market price of our Shares.

If Our Factories Were Destroyed Or Significantly Damaged As A Result of Fire, Flood Or Some Other Natural Disaster, We Would Be Adversely Affected. All of our products are manufactured at our manufacturing facilities located in Xinxing, Guangdong, China. Fire-fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $35 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factories due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

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

Risk Factors Relating to Our Business

We face risks related to the outbreak of COVID-19 and other local and global public health emergencies, natural disasters and other catastrophic events. Our business could be adversely affected by the effects of Corona Virus Disease, 2019 (COVID-19), avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus or other epidemics and outbreaks. Health or other government regulations adopted in response to such emergencies or epidemics, natural disasters such as earthquakes, tsunamis, storms, floods or hazardous air pollution, or other catastrophic events may require temporary suspension of part or all operations. Such a suspension could disrupt our business and adversely affect the results of our operations and our financial condition. Moreover, these types of events could negatively impact the economy and the business of our customers and suppliers, which would in turn adversely impact our business and our results of operations and financial conditions.

The COVID-19 pandemic, which first emerged in Wuhan city, Hubei province, China in late 2019, has spread worldwide, infecting millions of people and adversely impacting the global economy. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. The COVID-19 outbreak in China caused us to temporarily close our manufacturing facility and offices in the PRC for two weeks in February 2020. We also experienced limited support from our employees, delayed access to raw material supplies and the inability to deliver products to customers on a timely basis.

The potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. A resurgence of the epidemic in China could negatively impact our business. In addition, the effect of the pandemic in other countries where our customers are located, such as the United States, which accounted for approximately 62% of our revenue during the fiscal year ended March 31, 2021, could negatively impact sales of our products in those countries. Also, our business operations could be disrupted if we are again instructed to close our manufacturing facility or if any of our employees is suspected of contracting COVID-19, since they could be quarantined and/or our facility be shut down for disinfection. Our supply chain could also be disrupted by the pandemic. The extent to which the COVID-19 outbreak will impact our business, results of operations and financial condition remains uncertain. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China and elsewhere or harms the Chinese and global economy in general.

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

In addition, in response to the COVID-19 pandemic, Amazon implemented changes to its fulfillment services platform such that certain products deemed non-essential have extended delivery times and Amazon is currently not accepting goods to any of its warehouses that are deemed non-essential. The impact of this change could have a material effect on our revenues, profitability and financial condition.

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

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue. If Sales To These Customers Do Not Continue, Then Our Sales Revenue Will Decline And Our Business Will Be Negatively Impacted. During the fiscal year ended March 31, 2021, our top three customers accounted for 36% of our revenue. Those same three customers accounted for 38% and 59% during the fiscal years ended March 31, 2020 and 2019, respectively. We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. The loss of any of our three largest customers would have a material negative impact on our sales revenue and our business. There can be no assurance that we would be able to compensate for the loss of any of these major customers.

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

Recent Changes In The PRC’s Labor Law Could Penalize Bonso If It Needs To Make Additional Workforce Reductions. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. During the fiscal year ended March 31, 2014, we paid severance payments of $1,194,000 for reducing our full workforce in Shenzhen, PRC as we moved our operations to the new factory in Xinxing, and the accumulated provision was approximately $568,000 as of March 31, 2021 (2020: $444,000; 2019: $437,000; 2018: $396,000; 2017: $297,000). This accrued severance payment allowance is reviewed every year. We may incur much higher costs under China’s labor laws if we are forced to downsize again, and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

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

We Are Controlled By Our Management, Whose Interests May Differ From Those Of The Other Shareholders. As of July 15, 2021, Mr. Anthony So, our founder and Chairman, owned or controlled approximately 50.1% of our outstanding shares of common stock. Andrew So, our Chief Executive Officer and President, owned approximately 10.2% of our outstanding shares. Albert So, our Chief Financial Officer, owned approximately 5.6% of our outstanding shares. The record ownership of Mr. Anthony So, Mr. Andrew So and Mr. Albert So aggregates 65.8% of the shares entitled to vote. The other directors of the Company own of record 4.8% of the shares entitled to vote. Accordingly, the existing management and directors of the Company can vote in the aggregate 70.6% of the shares entitled to vote. As a result, the current directors and management of the Company are in a position to elect the Board of Directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities. The current directors and management may be able to prevent or cause a change in control of the Company. We also may be prevented from entering into transactions that could be beneficial to us without the current directors’ and management’s consent. The interest of our largest shareholders may differ from the interests of other shareholders. There are no agreements, understandings or commitments among the members of the Board to vote their shares in any specific manner or to vote collectively for or against any matter that may come before the shareholders.

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

A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2021, based on criteria set forth by the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have experienced material weaknesses in our internal controls for several years; however, management has been unable to implement effective remediation measures.

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

Due To Inherent Limitations, There Can Be No Assurance That Our System Of Disclosure And Internal Controls And Procedures Will Be Successful In Preventing All Errors Or Fraud Or In Informing Management Of All Material Information In A Timely Manner. Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud. A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Management has concluded that the Company’s disclosure controls and procedures for the fiscal year ended March 31, 2021, were ineffective.

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

Our Operating Results And Stock Price Are Subject To Wide Fluctuations. Our semi-annual and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors, many of which are beyond our control. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common stock.

Our Results Could Be Affected By Changes In Currency Exchange Rates. Changes in currency rates involving the Hong Kong Dollar or Chinese Renminbi could increase our expenses. During the fiscal years ended March 31, 2019 and 2020 our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $21,000 and $42,000, respectively. During the fiscal year ended March 31, 2021, our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $31,000. Generally, our revenues are collected in United States Dollars and Chinese Renminbi. Our costs and expenses are paid in United States Dollars, Hong Kong Dollars and Chinese Renminbi. We face a variety of risks associated with changes among the relative value of these currencies. Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations. If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected. In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations. If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

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

We signed an agreement with a property developer in Shenzhen--Shenzhen Fangda Property Development Company Limited (“Fangda”) to cooperate in reconstructing and redeveloping the Shenzhen factory in November 2017, and we signed a supplementary agreement with Fangda in July 2018. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. Under the terms of the agreement, Fangda is responsible for applying for necessary government approvals and for financing and handling the redevelopment project, including facilitating the obtaining of necessary governmental approvals. There were changes in the local district planning and regulations, and we currently anticipate completing the approval process in 2022; however, there can be no assurance that we will be successful in obtaining all necessary approvals. If we are not successful in the implementation of our property development project, our growth, business, financial condition and results of operations could be adversely affected.

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

Our Income From The Rental and Management Segment Has Dropped Due To The Termination Of The Lease Agreement For Rental Of Our Shenzhen Factory. Previously, we derived a majority of our rental income from the rental of our Shenzhen factory facility. That lease was terminated as at January 31, 2019. The Company has leased out part of the Shenzhen factory to a third party from April 1, 2021 to March 31, 2022. Assuming appropriate governmental approvals are obtained, of which there can be no assurance, development of the Shenzhen factory site is expected to begin in early 2023. It will be several years before development is completed and before we will have any revenues relating to the redevelopment of the Shenzhen factory property. During that time there will not be rents generated from our Shenzhen factory facility, other than from the above-mentioned lease. However, we believe that we will have sufficient cash reserves plus cash flow from the rental of factory space at Xinxing and from manufacturing for our operations to continue and to meet the Company’s liquidity requirements.

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

We also have a wholly-owned British Virgin Islands subsidiary, Modus Enterprise International Inc. (“MEII”), which owns100% of Modus Pets, Inc. (“MPI”). MPI, which was organized under the laws of the United States in November 2020, will be utilized for selling products through Amazon Marketplace in the USA.

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

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2019, 2020 and 2021:

	Year ended March 31,
Product Line	2019	2020	2021
Scales and Others	67%	45%	42%
Pet Electronic Products	14%	48%	51%
Rental and Management	19%	7%	7%
Total	100%	100%	100%

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

We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high-end commercial complex, containing retail space, office space and some residential space. In July 2017, we signed a letter of intent, and in November 2017, we signed the definitive agreement with a property developer in Shenzhen (“Fangda”) to cooperate in reconstructing and redeveloping the Shenzhen factory. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. In July 2018, we signed a supplementary agreement with Fangda to modify our approach in obtaining government approvals. Under the terms of the agreement, Fangda is responsible for applying for necessary government approvals and for financing and handling the redevelopment project. The agreement provides that both companies will share the redeveloped property after reconstruction/redevelopment is completed with Bonso holding a 45% interest in the total floor area. However, the final sharing ratio is subject to government approval of the total floor area. Fangda is in the process of obtaining necessary governmental approvals. We expect that Fangda will obtain all necessary approvals by the end of calendar year 2022; however, there can be no assurance that it will be successful in obtaining all necessary approvals. If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

In addition, since October 2016 we have leased excess space and equipment in our Xinxing facility to third parties in order to supplement our manufacturing revenues, and in June 2018, we completed construction of two additional buildings at our Xinxing facility that are being leased to third parties. See “Property, Plant and Equipment – China.”

Our principal capital expenditures on property, plant and equipment, including investment property over the last three years are set forth below:

	On March 31,
	2019	2020	2021
Property, plant & equipment and including investment property	$592,000	$1,124,000	$700,000

Our capital expenditures include construction-in-progress, leasehold improvement and the purchase of machinery used in the production of certain of our products.

All of the foregoing capital expenditures were financed principally from internally generated funds, except for three motor vehicles purchased with capital leases.

Business Strategy

Management of the Company believes that is in the best interest of the Company and our shareholders to further expand the Rental and Management segment. From 2013 to January 31, 2019, the Company leased its entire Shenzhen facility, consisting of seven buildings for a total of approximately 375,000 square feet, to an unaffiliated third party. The Company, through its partner, Fangda, is currently in the process of applying for the required permits to redevelop the Shenzhen facility into a high-end commercial complex, containing retail space, office space and some residential space, all of which is intended to be leased out. The Company is also leasing an aggregate of approximately 243,000 square feet of its Xinxing facility to unaffiliated third parties and is currently constructing an additional building for lease at that location. Management believes that the Rental and Management segment will increase and constitute a more significant part of our total revenues in the future.

Scales, Pet Electronic Products and Other Segments

Products. Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 66% of revenue for the fiscal year ended March 31, 2019, 44% for 2020 and 41% for 2021. We believe that our sensor-based scale products will continue to be a major portion of our scales revenue as we are able to secure orders from our major customers.

During the fiscal year ended March 31, 2013, the Company began to produce certain pet electronic products that are sold to wholesalers and pet shops. The Company also sells its pet electronic products through online platforms including Taobao, Tmall, Alibaba and Amazon. These products accounted for 14% of revenue for the fiscal year ended March 31, 2019, 48% for 2020 and 51% for 2021.

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

The following table sets forth the percentage of net revenue for each of the product lines mentioned above for the fiscal years ended March 31, 2019, 2020 and 2021:

	Fiscal Year Ended March 31,
Product Line	2019	2020	2021
Scales	66%	44%	41%
Pet Electronic Products	14%	48%	51%
Other	1%	1%	1%
Total	81%	93%	93%

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

Increased Focus upon Manufacturing and Selling Higher Margin Products and the Elimination or Decrease in the Production and Sale of Lower Margin Products. Since 2015 we have focused upon eliminating the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. In addition, the Company is able to generate a higher margin for its products sold through online platforms where the products are sold directly to the end users without a middleman. With the decrease in the production and sale of lower margin products and increase in the sale of higher margin products, the Company increased its gross profit margin from 21.9% for the fiscal year ended March 31, 2015, to 32.7% for the fiscal year ended March 31, 2016, 40.5% for the fiscal year ended March 31, 2017, 39.6% for the fiscal year ended March 31, 2018, 39.6% for the fiscal year ended March 31, 2019, 56.6% for the fiscal year ended March 31, 2020 and 61.9% for the fiscal year ended March 31, 2021.

Product Enhancement and Diversification. We continually seek to improve and enhance our existing products in order to provide a longer product life cycle and to meet increasing customer demands for additional features. Our research and development staff is currently working on projects to enhance our existing scale, postal scale/meter and pet electronic products. Further, we are developing certain pet electronic products for distribution into the China market. See “Product Research and Development” and “Competition,” below.

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

Xinxing Manufacturing Facility. In November 2006, Bonso entered into a land purchase agreement to acquire 133,500 square meters of land use right for future expansion in Xinxing, China. In July 2015, the Company entered into an agreement to sell approximately 23,500 square meters of that land use right, leaving the Company with approximately 110,000 square meters. The office building on the Xinxing site was completed in February 2015, and its leasehold renovations were completed in January 2016. All manufacturing operations have been moved from Shenzhen to Xinxing. We intend to carefully monitor our capacity needs and to expand or reduce capacity as necessary in the future. We are renting excess space in this facility to third parties.

Customers and Marketing. We sell our products primarily in the United States and Europe. Customers for our products are primarily OEMs, OBMs and ODMs, which market the products under their own brand names. We market our products to OEMs, OBMs and ODMs through our sales staff at trade shows, via e-mail and via our website. In addition, we market our pet electronic products to end users worldwide through online platforms. We have made sales through this medium primarily to end users in the United States, Europe and China. We are considering expanding our online sales to include products other than pet electronic products.

Net export sales to customers in the United States and Europe constituting 10% or more of total revenue of the Company consisted of the following for each of the three years ended March 31, 2019, 2020 and 2021.

	Year ended March 31,
	2019		2020		2021
	$ in thousands	%	$ in thousands	%	$ in thousands	%
United States of America	3,184	32	7,453	57	9,732	62
Germany	3,760	38	3,613	28	3,666	24
Total	6,944	70	11,066	85	13,398	86

We maintain a marketing and sales team of seven people. Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customers’ specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and through trade shows, e-mail and our website. Commission payments of approximately $25,000 were paid to the sales team during the fiscal year ended March 31, 2021 (2020: $34,000; 2019: $11,000). We hire third-party agents to handle sales and customer service for some of our online selling platforms. Commission payments of approximately $930,000 were paid to agents during the fiscal year ended March 31, 2021 (2020: $802,000; 2019: 26,000).

Our top customers and their percentage of revenue for the prior three fiscal years are below:

Percent of Revenue– Year ended March 31,

Customer	2019	2020	2021
Customer A	37%	27%	23%
Customer C	12%	9%	9%
Customer B	10%	2%	4%
Customer E(1)	10%	—%	—%

(1) Rental income from this customer ended as of February 2019.

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

Competition. The manufacture and sale of electronic sensor-based and wireless products is highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses aggregated approximately $175,000, $213,000 and $229,000 during the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

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

Foreign Operations. Our products are manufactured at our factory located in China. While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China have arisen that threaten the status quo involving trade between the United States and China. The U.S. government has recently imposed tariffs on certain foreign goods, including some of the Company’s products, and has indicated a willingness to impose tariffs on imports of other products. Related to this action, certain foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods, and have indicated a willingness to impose additional tariffs on U.S. products. It remains unclear what the U.S. government or foreign governments will or will not do with respect to recent or future tariffs or other international trade agreements and policies. A trade war or other governmental action related to tariffs or international trade agreements or policies has the potential to adversely impact our supply chain and foreign demand for our products and, thus, to have a material adverse effect on our business and results of operations. During the fiscal year ended March 31, 2021, the United States accounted for approximately 62% of net export sales of our manufactured products as opposed to 57% and 32% for the years ended March 31, 2020 and 2019.

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

Rental and Management Segment

Since 2014, when we leased our Shenzhen manufacturing facility to a third party, we have gradually been developing a rental and management segment of our business. We currently lease approximately 261,000 square feet of space in Xinxing, as well as machinery to third parties for an aggregate gross monthly income of approximately RMB 338,000, or $51,000. During the fiscal year ended March 31, 2021, rental and management income accounted for approximately 7% of our net income. A description of the leases of factory space and equipment that we have entered into is set forth below under “Real Property.”

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

China. Our Shenzhen factory is located in the DaYang Synthetical Development District, close to the border between Hong Kong and China. This factory consists of one factory building, which contains approximately 186,000 square feet, two workers’ dormitories, containing approximately 103,000 square feet, a canteen and recreation center of approximately 26,000 square feet, an office building consisting of approximately 26,000 square feet and two staff quarters for supervisory employees, consisting of approximately 34,000 square feet, for a total of approximately 375,000 square feet. The Company entered into a rental agreement in June 2013 to rent out the Shenzhen factory to a third party from August 2013 to July 31, 2019. However, in December 2018, the local environmental protection bureau ordered the tenant to cease production of its primary products as a result of the imposition of higher pollution standards resulting from the conversion two years ago of a nearby industrial factory to residential buildings. The tenant terminated the lease agreement as at January 31, 2019 and relocated. The Company has leased out part of the Shenzhen factory to a third party since April 1, 2021.

We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high-end commercial complex, containing retail space, office space and some residential space. In November 2017, we entered into an agreement with Fangda, a property developer in Shenzhen. Fangda has taken over the process to facilitate and obtain the necessary governmental approvals. We anticipate that Fangda will complete the approval process in 2022; however, there can be no assurance that it will be successful in obtaining all necessary approvals. If Fangda is successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

In November 2018, the Company paid approximately RMB6,035,000, or approximately $905,000, to a third party for a residential unit in Shenzhen. This unit, namely Unit 302, 5th Building, Hua Qiang City, is located at Feng Tang Road in Fu Hai, Bao An, Shenzhen. This unit, consisting of 1,354 square feet, is located near our existing Shenzhen factory and is utilized as quarters for the senior officers of the Company during their visits and monitoring of the redevelopment of the Shenzhen factory.

We owned two office units in Beijing, namely Units 12 and 13 on the third floor, Block A of Sunshine Plaza in Beijing, China. Unit 12 consists of 1,102 square feet and Unit 13 consists of 1,860 square feet. The two office units were sold in December 2020.

Our Xinxing factory is located in Xinxing High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong, China. This factory land area is approximately 1,185,000 square feet, with six factory buildings consisting of approximately 421,000 square feet, three dormitories consisting of an aggregate of approximately 86,000 square feet, a canteen consisting of 15,000 square feet and an office building consisting of 50,000 square feet.

The following table summarizes all the rental agreements with respect to portions of our Xinxing factory that we are renting to third parties.

Tenant	Leased assets	Area in square feet	From	To	Current Monthly Rent in RMB	Remarks
Tenant A	factory space, machines and equipment	42,440	Jan 01, 2021	Dec 31, 2026	62,192
Tenant B	machines and equipment		Jul 01, 2020	Jun 30, 2023	16,506
Tenant C	factory space	41,979	Oct 01, 2016	Sep 30, 2024	52,200
Tenant D	factory space	64,799	Feb 14, 2017	Feb 13, 2026	77,853
Tenant E	factory space	18,891	Jun 15, 2017	Dec 31, 2022	21,236
Tenant F	factory space	51,171	Jun 15, 2018	Jun 14, 2024	62,505
Tenant G	factory space	11,883	Sep 14, 2019	Aug 12, 2025	13,800
Tenant H	factory space	1,991	Nov 06, 2019	Jun 05, 2024	2,590
Tenant I	factory space	7,535	Mar 01, 2020	Feb 13, 2026	8,750
Tenant J	factory space	20,189	Jun 13, 2020	May 12, 2028	20,632
Total		260,878			338,264

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

Overview

During the fiscal year ended March 31, 2021, we increased revenues from our scales, pet electronic products segments and rental and management segment, as compared to the fiscal year ended March 31, 2020.

We derive our revenues principally from the sale of sensor-based scales and pet electronic products manufactured in China, which together represent 93% of total revenue for the fiscal year ended March 31, 2021. As mentioned in Item 3. – “Key Information – Risk Factors,” we are dependent upon a limited number of major customers for a significant portion of our revenues. Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers. Further, the pricing of our scale products is becoming increasingly competitive, especially to our customers in the United States and Germany, who together contributed approximately 86% of our revenue during the fiscal year ended March 31, 2021.

During the fiscal year ended March 31, 2021, we derived approximately $1,032,000 of rental and management income from leasing our real properties to third parties.

Net revenue, income/(loss) from operations and net income/(loss) were approximately $9,992,000, ($540,000) and ($463,000), respectively, for the fiscal year ended March 31, 2019, $13,096,000, $362,000 and $398,000, respectively, for the fiscal year ended March 31, 2020 and $15,590,000, $1,206,000 and $1,771,000, respectively, for the fiscal year ended March 31, 2021.

Labor costs per worker are increasing in China. In Xinxing, Guangdong, PRC, the minimum wage was RMB 1,010 (or approximately $160) per month beginning in May 1, 2013, RMB 1,210 (or approximately $181) per month beginning in May 1, 2015, and since July 1, 2018 it has been RMB 1,410 (or approximately $213). We believe that future increases in labor costs in China would have a significant effect on our total production costs and results of operations. Our labor costs represented approximately 12.0% of our total production costs in the fiscal year ended March 31, 2021, compared to 14.3% in the fiscal year ended March 31, 2020 and 14.0% in the fiscal year ended March 31, 2019. Total labor costs decreased from approximately $844,000 in the fiscal year ended March 31, 2019 to $814,000 in the fiscal year ended March 31, 2020 and $715,000 in the fiscal year ended March 31, 2021. The decrease in overall labor costs was the result of increased production efficiency in the fiscal years ended March 31, 2020 and 2021. There can be no assurance that labor costs will not increase in the future or that any future increase in labor costs will not have a material adverse effect upon our results of operations.

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

We have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future. The price of raw materials has increased over each of the last five fiscal years. There can be no assurance that raw material costs will not fluctuate or that any future increase in raw material costs will not have a material adverse effect upon our results of operations.

In 2014 we analyzed our product mix and concluded that it would be advisable to eliminate the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. With the decrease in the production and sale of lower margin products and the increase in sale of higher margin products through online platforms, the Company has increased its gross profit margin from 21.9% for the fiscal year ended March 31, 2015, to 61.9% for the fiscal year ended March 31, 2021.

Operating Results

The following table presents selected statement of operations data expressed in thousands of United States Dollars and as a percentage of revenue for the fiscal years indicated below:

Statement of Operations Data	Year Ended March 31,
	2019		2020		2021
	$‘000	%	$’000	%	$’000	%

Net revenue - scales and others	6,686	66.9	5,936	45.3	6,555	42.0
Net revenue - pet electronic products	1,410	14.1	6,259	47.8	8,002	51.4
Net revenue - rental and management	1,896	19.0	901	6.9	1,033	6.6

Net revenue - subtotal	9,992	100.0	13,096	100.0	15,590	100.0

Cost of revenue - scales and others	(4,340)	(43.4)	(3,194)	(24.4)	(2,282)	(14.6)
Cost of revenue - pet electronic products	(915)	(9.2)	(1,757)	(13.4)	(2,834)	(18.2)
Cost of revenue - rental and management	(780)	(7.8)	(739)	(5.6)	(824)	(5.3)

Cost of revenue - subtotal	(6,035)	(60.4)	(5,690)	(43.4)	(5,940)	(38.1)

Gross profit - scales and others	2,346	23.5	2,742	20.9	4,273	27.4
Gross profit - pet electronic products	495	5.0	4,502	34.4	5,168	33.2
Gross profit - rental and management	1,116	11.2	162	1.3	209	1.3

Gross profit - subtotal	3,957	39.6	7,406	56.6	9,650	61.9

Selling, general and administrative expenses	(4,605)	(4.6)	(7,479)	(57.1)	(8,924)	(57.3)

Other income, net	108	1.1	435	3.3	480	3.1

(Loss) / income from operations	(540)	(5.4)	362	2.8	1,206	7.7

Non-operating income / (expenses), net	77	0.8	36	0.3	(49)	(0.3)

(Loss) / income before income taxes	(463)	(4.6)	398	3.0	1,157	7.4

Income tax credit	—	—	—	—	614	4.0

Net (loss) / income	(463)	(4.6)	398	3.0	1,771	11.4

Fiscal year ended March 31, 2021 compared to fiscal year ended March 31, 2020

Net Revenue. Our revenue increased approximately $2,494,000, or 19,0%, from approximately $13,096,000 for the fiscal year ended March 31, 2020 to approximately $15,590,000 for the fiscal year ended March 31, 2021. The increase was mainly due to an increase overall demand for our pet electronic products and electronic scales.

The increase in sales revenue from the scales segment was primarily due to an increase in overall demand for scale products.

The revenue increase in the pet electronic products segment was due to an increase demand for our pet products.

The revenue increase in the rental and management segment was due to an increase in factory space leased out.

Gross Profit. Gross profit as a percentage of revenue was approximately 61.9% during the fiscal year ended March 31, 2021, as compared to approximately 56.6% during the fiscal year ended March 31, 2020. The increase in gross profit margin was primarily the result of an increase in revenue from higher margin products.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by approximately $1,445,000, or 19.3%, from approximately $7,479,000 for the fiscal year ended March 31, 2020 to approximately $8,924,000 for the fiscal year ended March 31, 2021. The increase was primarily the result of an increase in selling expenses relating to promotion and logistics of our products sold through Amazon Marketplace.

Other Income, Net. Other income, net increased by approximately $45,000 or 10.3% from approximately $435,000 for the fiscal year ended March 31, 2020 to approximately $480,000 for the fiscal year ended March 31, 2021. The increase was primarily the result of a gain from disposal of two office units in Beijing.

Income / (Loss) from Operations. As a result of the factors described above, income from operations increased by 233.1% from approximately $362,000 for the fiscal year ended March 31, 2020 to approximately $1,206,000 for the fiscal year ended March 31, 2021.

Non-operating (Expenses) / Income, Net. Non-operating (expenses) / income, net decreased approximately $85,000 or 236.1% from an income of approximately $36,000 for the fiscal year ended March 31, 2020 to a loss of approximately $49,000 for the fiscal year ended March 31, 2021. The decrease was primarily the result of a decrease in interest income and an increase in foreign exchange loss.

Income Tax Credit. Income tax credit was approximately $614,000 for the fiscal year ended March 31, 2021 and $nil for the fiscal year ended March 31, 2020.

Net Income / (Loss). As a result of the factors described above, consolidated net income increased from net income of approximately $398,000 for the fiscal year ended March 31, 2020 to net income of approximately $1,771,000 for the fiscal year ended March 31, 2021, an increase in income of approximately $1,373,000, or 345.0%.

Foreign Currency Translation Adjustments, Net of Tax. Foreign currency translation adjustments, net of tax, increased from a loss of approximately $985,000 for the fiscal year ended March 31, 2020 to a gain of approximately $1,051,000 for the fiscal year ended March 31, 2021, an increase of approximately $2,036,000, or 206.7%. The increased foreign currency translation gain, net of tax, was primarily the result of the appreciation of assets denominated in Chinese Yuan as Chinese Yuan appreciated against the United States Dollar.

Comprehensive Income / (Loss). As a result of the factors described above, our comprehensive income increased from a loss of approximately $587,000 for the fiscal year ended March 31, 2020 to a gain of approximately $2,822,000 for the fiscal year ended March 31, 2021, an increase of approximately $3,409,000, or 580.7%.

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

Income / (Loss) from Operations. As a result of the factors described above, income from operations increased by 167.0% from a loss of approximately $540,000 for the fiscal year ended March 31, 2019 to approximately $362,000 for the fiscal year ended March 31, 2020.

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

Impact of Inflation

Although we believe that the impact of inflation on our business was minimal during the fiscal year ended March 31, 2017 due to the lower price of oil, we believe that inflation did affect our business during the fiscal years ended March 31, 2019, 2020 and 2021. Although the minimum wage in Xinxing, PRC has been stable at RMB 1,410 per month (or approximately $213) since July 1, 2018, we believe that inflation will continue to increase our operating costs and the cost of raw materials and that it will have a significant impact upon us in the future. We have generally been able to modify and improve our product designs so that we could either increase the prices of our products or lower the production costs in order to keep pace with inflation. Oil prices have been volatile in recent years. If oil prices increase, it will likely result in an increase in the cost of components to us, as well as an increase in our operating expenses, which will have a material adverse effect upon our business and results of operations. Further, the increase in labor costs in 2018 and the increase in other operating costs in the PRC has had a material impact on our profitability.

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

Foreign Currency Exchange Rates

We sell most of our products to international customers. Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia. Other markets are other European countries (such as the United Kingdom), Australia and Africa. Sales to international customers are made directly by us to our customers. We sell all of our products in United States Dollars and Chinese Renminbi and pay for our material components principally in United States Dollars, Hong Kong Dollars and Chinese Renminbi. Most factory expenses incurred are paid in Chinese Renminbi. Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk arose from potential fluctuations in the Chinese Renminbi and a devaluation in United States Dollars. For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year. During the fiscal year ended March 31, 2021, we experienced a foreign currency exchange loss of approximately $31,000.

A summary of our debts from our banking facilities utilized as at March 31, 2020 and 2021 that were subject to foreign currency risk follows:

	March 31, 2020	March 31, 2021
	$ in thousands	$ in thousands

Hong Kong dollars	1,937	992

The amount above is due within one year.

Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar. However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar. China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange. China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996. These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon. From 1994 until July 2005, the Chinese Renminbi had remained stable against the United States Dollar at approximately 8.28 to 1.00 United States Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB was allowed to move 0.3% on a daily basis against the United States Dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%. On June 20, 2010, the People's Bank of China increased the flexibility of the exchange rate and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the United States Dollar, although the value of the Renminbi depreciated approximately 2.5% against the United States Dollar in 2014. In August 2015, the People's Bank of China changed the way it calculates the mid-point price of Renminbi against the United States Dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 5.8% against the United States Dollar, and from December 31, 2015 through May 20, 2016, the value of the Renminbi further depreciated approximately 1.1% against the United States Dollar. From May 20, 2016 to July 14, 2017, the value of Renminbi further depreciated approximately 3.5% against the United States Dollar, and from July 2017 to July, 2018 it appreciated by approximately 1.2% against the U.S. Dollar. From July 2018 to July 2019, it depreciated by approximately 2.8% against the U.S Dollar and from July 2019 to July 2020 it depreciated by approximately 1.6% against the U.S. Dollar. From July 2020 to July 2021 it appreciated by approximately 7.5% against the U.S. Dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the United States Dollar. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the United States Dollar in the future. As of July 15, 2021, the RMB was valued at 6.4604 per U.S. Dollar as compared to 6.9871 per U.S. Dollar as of July 15, 2020.

To manage our exposure to foreign currency and translation risks, we may purchase currency exchange forward contracts, currency options or other derivative instruments, provided such instruments may be obtained at suitable prices.

Liquidity and Capital Resources

We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund upgrades to our manufacturing facilities and purchases of equipment and tooling.

Operating activities generated approximately $1,984,000 of net cash for the fiscal year ended March 31, 2021, as compared to approximately $1,158,000 of net cash for the fiscal year ended March 31, 2020. This increase in the amount of cash generated by operating activities was primarily attributable to an increase in net income generated by operations.

As of March 31, 2021, we had approximately $10,060,000 in cash and cash equivalents, as compared to approximately $9,111,000 in cash and cash equivalents as of March 31, 2020. Working capital at March 31, 2021 was approximately $7,987,000, as compared to approximately $5,712,000 at March 31, 2020. The increase in working capital was primarily the result of a reduction of bank loans and accounts payable. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We believe our working capital is sufficient for our present requirements.

As of March 31, 2021, we had approximately $1,279,000 in net trade receivables, as compared to approximately $811,000 as of March 31, 2020. This increase of approximately $468,000 was primarily attributable to an increase in sales to customers during the year.

As of March 31, 2021, we had approximately $1,097,000 in inventories, as compared to approximately $1,178,000 as of March 31, 2020. This decrease of approximately $81,000 was primarily attributable to reduced raw materials kept in our warehouse.

As of March 31, 2021, we had a total of approximately $597,000 in notes and accounts payable, as compared to approximately $775,000 as of March 31, 2020. The decrease of approximately $178,000 was primarily attributable to earlier payments to suppliers.

As of March 31, 2021, we had in place general banking facilities with one financial institution with amounts available aggregating approximately $5,128,000 (2020: $5,128,000). Such facility includes the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans, long-term loans and financial instruments. As of March 31, 2021, we had utilized approximately $992,000 from this general banking facility. Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association. The bank credit facility is collateralized by our bank guarantee, an investment property of the Company and the rental assignment over such property, a life insurance contract and a listed debt instrument. Our bank credit facility is due for renewal annually. We anticipate that the banking facility will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. During the fiscal years ended March 31, 2020 and 2021, we paid a total of approximately $64,000 and $33,000, respectively, in interest on indebtedness.

Our current ratio increased from 1.93 as of March 31, 2020 to 2.47 as of March 31, 2021. Our quick ratio increased from 1.74 as of March 31, 2020 to 2.27 as of March 31, 2021.

As of March 31, 2021, we expect to spend approximately $1,015,000 on additional construction, leasehold improvements, new machinery and tooling in our Xinxing manufacturing facility in the next twelve months.

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

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2021:

		Payments due by Period
	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Bank loans	992	992	—	—	—
Construction in Xinxing, and mould	1,015	1,015	—	—	—
Income tax liabilities	165	165	—	—	—
Total	2,172	2,172	—	—	—

For a discussion of interest rates on our notes payable and bank loans, see Item 11. – “Qualitative and Quantitative Disclosures About Market Risk,” below.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies include valuation of inventories, revenue recognition, stock-based compensation, allowance for expected credit losses and income and deferred income taxes.

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

 Product sales

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of electronic scales and pet electronic products directly to customers. The Company sells goods to customers based on purchase orders received from the customers. The Company has determined there is one performance obligation for each model included in the purchase orders. The performance obligation is considered to be met and revenue is recognized when the customer obtains control of the goods, which is generally the point at which products are leaving the ports of Hong Kong, Shenzhen or Nansha (Guangzhou), or when risks and rewards are transferred to the customer. The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the year ended March 31, 2021. The timing of revenue recognition is not impacted by the new standard.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of any sales return, surcharges and value-added taxes on gross sales. The Company allocates the transaction price to each performance obligation based on the purchase orders. Customers are required to pay over an agreed-upon credit period, usually between 15 to 119 days. In certain circumstances, the Company will request a deposit from a customer. Customers’ deposits are settled as part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of the outstanding bill, the customer is required to pay over an agreed-upon credit period, usually between 0 to 15 days.

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

During the year ended March 31, 2020, the Company began to sell its products through Amazon’s online platform. Customers purchasing products through Amazon have a 30-day right of return from the date of receipt of the product. The Company recorded a refund liability of approximately $29,000 at March 31, 2021 (2020: $69,000; 2019: $nil) for these expected returns, which was based on the average monthly returns received for Amazon sales.

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

Contract balances

The Company did not recognize any contract asset as of March 31, 2020 or March 31, 2021. The timing between the recognition of revenue and receipt of payment is not significant. The Company’s contract liabilities consist of deposits received from customers. As of March 31, 2020 and 2021, the balances of the contract liabilities are approximately $12,000 and $317,000, respectively. All contract liabilities at the beginning of the year ended March 31, 2021 were recognized as revenue during the year ended March 31, 2021 and all contract liabilities as of the end of the year ended March 31, 2021 are expected to be realized in the following year.

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

Trade Receivables and Expected Credit Losses

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

Trend Information

We continue to be dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operationstyle . As of March 31, 2021, our backlog of manufacturing orders was approximately $1,326,000 as compared to approximately $1,328,000 as of March 31, 2020. We expect that the demand for our products in the fiscal year ending March 31, 2022 will be similar to that in the fiscal year ended March 31, 2021.

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

Recent Accounting Pronouncements

The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

Recently adopted accounting pronouncements:

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which improves financial reporting by providing timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Forward-looking information will now be used to better inform credit loss estimates. This ASU is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. Effective April 1, 2020, the Company adopted ASU 2016-13, which did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” ("ASU 2018-13") which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, “Fair Value Measurement.” The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Effective April 1, 2020, the Company adopted ASU 2018-13, which did not have a material impact on the Company’s consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17, “Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities,” ("ASU 2018-17") which modifies the guidance related to indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interest. ASU 2018-17 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. Effective April 1, 2020, the Company adopted ASU 2018-17, which did not have a material impact on the Company’s consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” (“ASU 2018-19”) which clarifies and improves guidance related to credit losses, hedging, and recognition and measurement. Same as ASU 2016-13, this ASU is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. Effective April 1, 2020, the Company adopted ASU 2018-19, which did not have a material impact on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted:

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

In October 2020, the FASB issued ASU No. 2020-10, "Codification Improvements" (“ASU 2020-10”), which improves consistency by amending the Accounting Standards Codification to include all disclosure guidance in the appropriate disclosure sections and clarifies the application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. The amendments are effective for annual periods beginning after December 15, 2020 for public business entities. The Company is evaluating the impact of the adoption of ASU 2020-10, but does not expect it to have a material impact on its consolidated financial statements.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our Board of Directors and executive officers are listed below:

Name	Age	Position with Bonso
Anthony So	77	Chairman of the Board, and Director
Andrew So	35	Deputy Chairman of the Board, President, Chief Executive Officer and Director
Albert So	43	Director, Chief Financial Officer, Treasurer, Financial Controller and Secretary
Kim Wah Chung	63	Director, Director of Engineering and Research and Development
Woo-Ping Fok	72	Director
Henry F. Schlueter	70	Director and Assistant Secretary

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

Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2021 to all directors and officers as a group for services in all capacities was approximately $1,477,000. Total compensation for the benefit of Anthony So was approximately $643,000, for the benefit of Kim Wah Chung was approximately $171,000, for the benefit of Andrew So was approximately $370,000, for the benefit of Albert So was approximately $232,000, for the benefit of Henry F. Schlueter was an aggregate of approximately $60,000, and for the benefit of Woo-Ping Fok was an aggregate of approximately $1,000. One of the properties of the Company in Hong Kong is also provided to Mr. Anthony So for his accommodation. The approximately $1,000 listed as having been paid for the benefit of Mr. Fok was paid to a law firm, C. K. Mok & Co., for legal services rendered. The amount for the year ended March 31, 2021 included unpaid vacation payments of approximately $43,000, $11,000, $14,000 and $11,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2021, other than contributions to our Provident Fund Plan, which aggregated $18,000 for officers and directors.

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

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at July 15, 2021.

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

(b)	The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group’s total contributions to the above schemes for the years ended March 31, 2019, 2020 and 2021 amounted to approximately $264,000, $258,000 and $149,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Employees

At March 31, 2021, we employed a total of 210 persons (8 in Hong Kong and 202 in China), as compared to 217 at March 31, 20209 (8 in Hong Kong and 209 in China). Our number of employees has decreased each year since March 31, 2015 when we employed 528 persons. Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

Share Ownership

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of July 15, 2021:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership(1)
Anthony So	2,431,770	(2)	150,000	(3)	2,581,770	51.6%
Andrew So	493,540		125,000	(4)	618,540	12.4%
Albert So	269,459		60,000	(5)	329,459	6.7%
Kim Wah Chung	133,700		40,000	(6)	173,700	3.6%
Woo-Ping Fok	91,507		25,000	(7)	116,507	2.4%
Henry F. Schlueter	9,567		25,000	(8)	34,567	0.7%
All Directors and Officers as a group (6 persons)	3,429,543		425,000		3,854,543	73.0%

(1) The number of shares outstanding is 4,857,187 shares, with 5,828,205 total number of shares issued, of which 971,018 shares are held in treasury. The calculations herein are based on the number of shares outstanding of 4,857,187.

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

As of July 15, 2015, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan. Options for 425,000 shares were exercised during the fiscal year ended March 31, 2020, resulting in the issuance of 284,566 shares of common stock and the surrender of 140,434 options in connection with cashless exercises. The options for 425,000 shares that remain outstanding as of March 31, 2021 will expire on March 31, 2025 if not previously exercised.

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

As of March 31, 2021, no shares had been granted under the Stock Bonus Plan.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of July 15, 2021, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned		Options to Purchase Common Stock	Percent of Beneficial Ownership(1)
Anthony So	2,431,770	(2)	150,000	51.6%
Andrew So	493,000		125,000	12.4%
Albert So	269,459		60,000	6.7%
CAS Corporation	290,654	(3)	—	6.0%

(1)	The number of shares outstanding is 4,857,187 shares, with 5,828,205 total number of shares issued, of which 971,018 shares are held in treasury. The calculations above are based upon the number of shares outstanding of 4,857,187.

(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(3)	According to the Schedule 13D filed by CAS Corporation on December 11, 2007.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

Related Party Transactions

We paid Schlueter & Associates, P.C. an aggregate of approximately $60,000 in each of the fiscal years ended March 31, 2019, 2020 and 2021 for legal fees. Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

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

One of the Company’s subsidiaries in Shenzhen, PRC, rents an apartment unit located in Shenzhen from Mr. Anthony So, a director of the Company, for staff quarters. The monthly rental payment for the unit is approximately $270. The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2021 was approximately $4,000 (2020: $3,000; 2019: $3,000). The rental agreement for this apartment unit terminates on July 31, 2022.

One of the Company’s subsidiaries in Xinxing, PRC rents an apartment unit located in Xinxing from Mr. Andrew So, our President and Chief Executive Officer and a director of the Company, for staff quarters. Mr. Andrew So is the sole owner of this apartment unit. Since December 1, 2018, the monthly rental payment has been approximately $600, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2021 was approximately $2,000 (2020: $7,000; 2019: $6,000). The rental agreement for this apartment unit terminated on July 31, 2021, and was not renewed.

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

The following table sets forth the high and low sale prices for each of the last five years:

Period	High	Low
April 1, 2015 to March 31, 2016	$3.25	$1.00
April 1, 2016 to March 31, 2017	$4.25	$1.23
April 1, 2017 to March 31, 2018	$4.10	$1.96
April 1, 2018 to March 31, 2019	$5.04	$1.62
April 1, 2019 to March 31, 2020	$3.06	$1.72
April 1, 2020 to March 31, 2021	$10.44	$1.94

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2021.

Period	High	Low
July 1, 2019 to September 30, 2019	$2.76	$2.05
October 1, 2019 to December 31, 2019	$2.65	$1.72
January 1, 2020 to March 31, 2020	$2.75	$2.00
April 1, 2020 to June 30, 2020	$2.79	$1.94
July 1, 2020 to September 30, 2020	$5.60	$2.44
October 1, 2020 to December 31, 2020	$10.44	$3.65
January 1, 2021 to March 31, 2021	$8.00	$4.72
April 1, 2021 to June 30, 2021	$12.70	$5.80

The following table sets forth the high and low sale prices during each of the most recent six months.

Period	High	Low
January 2021	$8.00	$5.21
February 2021	$7.73	$4.72
March 2021	$7.28	$4.86
April 2021	$12.70	$5.95
May 2021	$7.20	$5.80
June 2021	$9.40	$6.36

On July 15, 2021, the closing price of our common stock was $6.94. Of the 5,828,205 shares of common stock issued as of July 15, 2021, 4,857,187 shares were outstanding, 1,883,156 shares were held in the United States by 131 holders of record and 971,018 shares were held by the Company as treasury stock. We have 146 shareholders of record.

Transfer and Warrant Agent

The transfer agent and registrar for the common stock is Computershare, 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado 80129.

Item 10. Additional Information

Share Capital

Our authorized capital is $170,000, consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Stockholders’ Equity for the fiscal years ended March 31, 2019, 2020 and 2021 included herein in Item 18.

At July 15, 2021, there were 5,828,205 shares of our common stock issued, 4,857,187 shares were outstanding and 971,018 shares were held by the Company in treasury. All shares were fully paid. In addition, we had outstanding 425,000 options to purchase common stock as follows:

Number of Options	Exercise Price per Share	Expiration Date
425,000	$1.50	March 31, 2025

At July 15, 2021, there were no shares of our preferred stock outstanding.

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

Interest Rate Risk

Our interest rate risk primarily arises from our bank borrowings and our general banking facilities. As at March 31, 2021, we had utilized approximately $992,000 of our total banking facilities of approximately $5,128,000. Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts at March 31, 2021 that were subject to variable interest rates is below:

	March 31,	Interest
	2021	Rate
Notes payable	$25,000	HIBOR(1) +2.50%
Short term loans(2)	$500,000	HIBOR(1) +2.25%
Long term loans(2)	$467,000	HIBOR(1) +2.00%

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

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by approximately $12,000.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Company’s management directed that an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, be conducted as of March 31, 2021. Our Company's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

In making this assessment, management used the criteria established in 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, the Company’s management, including its Chief Operating Officer and Chief Financial Officer, have concluded that, as of March 31, 2021, there were certain material weaknesses in our internal controls over financial reporting related to our financial closing process, the lack of trained accounting personnel and the failure to enter certain transactions into the accounting records on a timely basis. All of these weaknesses were identified in the Form 20-F that we filed during the previous year.  As a result of that evaluation and other assessments and observations, management concluded that both our internal controls over financial reporting and disclosure controls and procedures for the fiscal year ended March 31, 2021, were ineffective.

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

Audit Fees

The aggregate fees billed by MSPC Certified Public Accountants and Advisors, P.C. for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2021 were approximately $150,000, and the aggregate fees billed by Moore Stephens CPA Limited for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal year ended March 31, 2020 were approximately $150,000.

Audit Related Fees

There were no fees billed by MSPC Certified Public Accountants and Advisors, P.C. for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2021 or for the fiscal year ended March 31, 2020 by Moore Stephens CPA Limited.

Tax Fees

The aggregate fees billed for professional services rendered for tax compliance for the fiscal years ended March 31, 2021 and 2020 were approximately $4,000 and $5,000, respectively.

Other Fees

No other fees were incurred or billed to us by our auditors for agreed-upon procedures rendered during the fiscal years ended March 31, 2021 or 2020.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. On November 16, 2006 and on September 17, 2015, the Company's Board of Directors authorized an additional $1,000,000 and an additional $1,500,000, respectively, for the Company’s repurchase of its common stock under the same repurchase program. On April 25, 2018, the Board of Directors approved the expenditure of an additional $3,000,000 to repurchase shares of the Company’s common stock, bringing the aggregate amount available for repurchases to $6,000,000. As of March 31, 2021, the Company has repurchased 1,005,018 shares of its common stock and expended approximately $3,174,000 to repurchase those shares. Effective April 25, 2018, with the adoption of the above-mentioned increase, the Company had up to approximately $3,499,000 available to fund additional repurchases of the Company’s common stock. As of March 31, 2021, the Company had 4,857,187 shares of its common stock issued and outstanding.

The following table contains the Company’s purchases of equity securities in the fiscal year ended March 31, 2021.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2020 to April 30, 2020	3,077	$2.01	3,077	$3,009,000
May 1, 2020 to May 31, 2020	3,000	$2.03	3,000	$3,003,000
June 1, 2020 to June 31, 2020	7,266	$2.36	7,266	$2,986,000
July 1, 2020 to July 31, 2020	—	$—	—	$2,986,000
August 1, 2020 to August 31, 2020	—	$—	—	$2,986,000
September 1, 2020 to September 30, 2020	224	$3.62	224	$2,985,000
October 1, 2020 to October 31, 2020	22,281	$4.53	22,281	$2,884,000
November 1, 2020 to November 30, 2020	2,487	$4.36	2,487	$2,873,000
December 1, 2020 to December 31, 2020	10,944	$4.34	10,944	$2,826,000
January 1, 2021 to January 31, 2021	—	$—	—	$2,826,000
February 1, 2021 to February 28, 2021	—	$—	—	$2,826,000
March 1, 2021 to March 31, 2021	—	$—	—	$2,826,000
TOTAL	49,279	$3.84	49,279	$2,826,000

As of July 15, 2021, 34,000 repurchased shares had been removed from the total number of shares issued. The Company (through its subsidiary) had repurchased and held an aggregate of 1,005,018 shares of its common stock. The Company may from time to time repurchase additional shares of its common stock under this program.

Item 16F. Changes in Registrant’s Certifying Accountants.

On March 29, 2021, Moore Stephens CPA Limited resigned and the Company engaged MSPC Certified Public Accountants and Advisors, P.C. as its independent public accountants for the fiscal year ended March 31, 2021. The resignation of Moore Stephens CPA Limited and the engagement of MSPC Certified Public Accountants and Advisors, P.C. as the Company’s auditors for the fiscal year ended March 31, 2021, was disclosed in a Form 6-K filed with the SEC on March 31, 2021.

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

Dated: August 16, 2021	BONSO ELECTRONICS INTERNATIONAL INC.

	By:	/s/ Andrew So
Andrew So, Chief Executive Officer and Director

Dated: August 16, 2021

	By:	/s/ Albert So
Albert So, Chief Financial Officer, Treasurer and Secretary

Bonso Electronics International Inc.

(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2021

Bonso Electronics International Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Bonso Electronics International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Bonso Electronics International Inc. and Subsidiaries (the “Company”) as of March 31, 2021, and the related consolidated statements of operations and comprehensive Income, changes in stockholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to the accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not in any way alter our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate audit opinions on the critical audit matters or the accounts or disclosures to which they relate.

Revenue Recognition

As discussed in Note 1(l) to the consolidated financial statements, the Company recognizes revenue from contracts with customers in accordance with Accounting Standards Codification (“ASC”) 606. Due to the significance of revenue to the consolidated financial statements, we identified revenue recognition as a critical audit matter.

Recognizing revenue in accordance with ASC 606 requires a five step process as detailed in Note 1 to the consolidated financial statements. To determine that the Company satisfied the five steps, we performed a number of audit procedures, including direct confirmation with customers and agents (through whom the Company sells products online), and examination of invoices and shipping documents. We reviewed contracts with agents and purchase orders of customers to verify the contractual terms were followed and properly accounted for under ASC 606. We also traced customer payments to bank accounts and performing cut-off testing to insure that revenue was recognized in the proper period.

Deferred Income Tax Assets

The Company estimates its income tax provision (benefit) on an entity basis, as each of the companies included in the consolidated financial statements files a tax return on an individual company basis. As detailed in Note 8 to the consolidated financial statements, the Company’s deferred tax asset primarily arises from net operating loss carryforwards. To determine the realizability of the deferred tax asset, the Company prepared a forecast of the expected taxable results for each of its entities for the following five fiscal years, including any relevant business and tax strategies. Based on this forecast, the Company has established a valuation allowance of approximately $3,197,000 against the gross deferred tax asset of $3,976,000.

Our audit procedures surrounding the deferred tax asset and its realizability included testing the reconciliation from reported income(loss) to taxable income(loss) to determine that the tax laws were applied properly, checking the mathematical accuracy of the forecast of taxable income(loss), evaluating the reasonableness of the assumptions and tax strategies used in the forecast of taxable income(loss) and performing a sensitivity analysis.

/s/ MSPC Certified Public Accountants and Advisors, P.C.

MSPC

Certified Public Accountants and Advisors, P.C.

We have served as the Company’s auditor since 2021.

New York, New York

August 16, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Bonso Electronics International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and subsidiaries (the “Company”) as of March 31, 2020, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2020, and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Moore Stephens CPA Limited

Moore Stephens CPA Limited

Certified Public Accountants

We began serving as the Company’s auditor in 2009. In 2021, we became the predecessor auditor.

Hong Kong

August 17, 2020

Bonso Electronics International Inc.

Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31,
	2020	2021
	$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents	9,111	10,060
Trade receivables, net	811	1,279
Other receivables, deposits and prepayments	692	466
Inventories	1,178	1,097
Income tax recoverable	5	5
Financial instruments at fair value	54	504

Total current assets	11,851	13,411

Investment in life insurance contract	158	163

Financial instruments at amortized cost	523	523

Property, plant and equipment, net	9,439	9,500

Intangible assets, net	1,930	1,813

Deferred tax asset	—	779

Right-of-use assets	300	232

Total assets	24,201	26,421

Liabilities and stockholders’ equity

Current liabilities

Notes payable – secured	—	25
Bank loans – secured	1,937	967
Accounts payable	775	572
Contract liabilities	12	317
Accrued charges and deposits	3,174	3,165
Refund liabilities	69	29
Payable to affiliated parties	80	79
Income tax payable	—	165
Lease liabilities	92	105

Total current liabilities	6,139	5,424

Lease liabilities (non-current)	213	127

Long-term loan	2,438	2,773

Long-term deposit received	647	701

Total liabilities	9,437	9,025

Commitments and contingent liabilities

Stockholders’ equity
Preferred stock par value $0.03 per share
- $0.01 par value (authorized: 10,000,000 shares; no shares issued and outstanding as of March 31, 2020 and 2021)
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: March 31, 2020: 5,828,205; March 31, 2021: 5,828,205. - outstanding shares: March 31, 2020: 4,906,466; March 31, 2021: 4,857,187.	17	17
Additional paid-in capital	22,795	22,795
Treasury stock at cost: March 31, 2020: 921,739; March 31, 2021: 971,018.	(2,892)	(3,082)
Accumulated deficit	(6,094)	(4,323)
Accumulated other comprehensive income	938	1,989

	14,764	17,396

Total liabilities and stockholders’ equity	24,201	26,421

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

	Years ended March 31,
	2019	2020	2021
	$ in thousands	$ in thousands	$ in thousands

Net revenue	9,992	13,096	15,590
Cost of revenue	(6,035)	(5,690)	(5,940)

Gross profit	3,957	7,406	9,650
Selling, general and administrative expenses	(4,605)	(7,479)	(8,924)
Other income, net	108	435	480
(Loss) / income from operations	(540)	362	1,206
Non-operating income / (expenses), net	77	36	(49)

(Loss) / income before income taxes	(463)	398	1,157
Income tax benefit	—	—	614

Net (loss) / income	(463)	398	1,771

Other comprehensive (loss) / income, net of tax:
Foreign currency translation adjustments, net of tax	(1,113)	(985)	1,051

Comprehensive (loss) / income	(1,576)	(587)	2,822

Net (loss) / income attributable to common shareholders	(463)	398	1,771

Net (loss) / earnings per share
- basic	($0.10)	$0.09	$0.36

Weighted average number of shares outstanding in calculating net earnings per share
- basic	4,703,224	4,646,966	4,880,422

Net (loss) / earnings per share
- diluted	($0.10)	$0.08	$0.34

Weighted average number of shares outstanding in calculating net earnings per share
- diluted	4,703,224	4,816,736	5,145,260

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in United States Dollars)

	Common stock			Treasury stock
	Shares Issue	Amount outstanding	Additional paid-in capital	Treasury Shares held	Amount outstanding	Accumulated deficit	Accumulated other comprehensive income-foreign currency adjustments	Total stockholders’ equity
		$ in thousands	$ in thousands		$ in thousands	$ in thousands	$ in thousands	$ in thousands

Balance, March 31, 2018	5,543,639	17	22,474	748,017	(2,409)	(6,029)	3,036	17,089
Net loss	—	—	—	—	—	(463)	—	(463)
Shares repurchased (Note 13(a))	—	—	—	124,849	(364)	—	—	(364)
Foreign currency translation adjustments	—	—	—	—	—	—	(1,113)	(1,113)

Balance, March 31, 2019	5,543,639	17	22,474	872,866	(2,773)	(6,492)	1,923	15,149
Net income	—	—	—	—	—	398	—	398
Shares repurchased (Note 13(a))	—	—	—	48,873	(119)	—	—	(119)
Options exercised (Note 14(c))	284,566	—	321	—	—	—	—	321
Foreign currency translation adjustments	—	—	—	—	—	—	(985)	(985)

Balance, March 31, 2020	5,828,205	17	22,795	921,739	(2,892)	(6,094)	938	14,764
Net income	—	—	—	—	—	1,771	—	1,771
Shares repurchased (Note 13(a))	—	—	—	49,279	(190)	—	—	(190)
Foreign currency translation adjustments	—	—	—	—	—	—	1,051	1,051

Balance, March 31, 2021	5,828,205	17	22,795	971,018	(3,082)	(4,323)	1,989	17,396

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Years Ended March 31,
	2019	2020	2021
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities
Net (loss) / income	(463)	398	1,771

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	859	841	812
Amortization	275	264	269
(Gain) / loss on disposal of property, plant and equipment	(5)	3	(237)
Write-down of inventories	73	87	108
Change in cash surrender value of life insurance contract	(4)	(5)	(5)
Change in fair value of financial instruments	(4)	5	(17)
Dividend income from financial instruments at fair value	(1)	(4)	(4)
Coupons received from financial instruments at amortized cost	—	(79)	(48)
(Gain) / loss from sale of financial instruments at fair value	(16)	1	(6)
Loss from redemption of financial instruments at amortized cost	—	4	—
Interest expense	116	114	125

Changes in assets and liabilities:
Trade receivables	166	(230)	(462)
Other receivables, deposits and prepayments	(586)	(203)	214
Inventories	18	(513)	62
Right-of-use assets	—	(308)	90
Deferred tax asset	—	—	(779)
Accounts payable	(407)	379	(248)
Contract liabilities	17	(5)	305
Accrued charges and deposits	4	20	(28)
Refund liabilities	—	69	(40)
Payable to affiliated parties	(23)	24	(1)
Income tax liabilities	—	—	165
Lease liabilities	—	308	(90)
Long-term deposit received	(46)	(45)	54
Long-term loan	42	33	(26)

Net cash provided by operating activities	15	1,158	1,984

Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	5	32	909
Acquisition of property, plant and equipment	(578)	(260)	(700)
Acquisition of financial instruments at fair value	(226)	(68)	(613)
Acquisition of financial instruments at amortized cost	—	(1,007)	—
Coupons received from financial instruments at amortized cost	—	59	48
Proceeds from sale of financial instruments at fair value	223	110	188
Proceeds from redemption of financial instruments at amortized cost	—	500	—
Dividends received from financial instruments at fair value	1	4	4

Net cash used in investing activities	(575)	(630)	(164)

Cash flows from financing activities
Finance lease payments	(28)	(28)	(5)
Advance from notes payable	237	14	52
Repayment of notes payable	(336)	(14)	(27)
Advance from bank loans	641	1,769	—
Repayment of bank loans	(196)	(278)	(970)
Payment to affiliated party	(67)	—	—
Stock repurchase	(364)	(119)	(190)
Proceeds from options exercised	—	323	—

Net cash (used in) / generated from financing activities	(113)	1,667	(1,140)

Net (decrease) / increase in cash and cash equivalents	(673)	2,195	680
Effect of exchange rate changes on cash and cash equivalents	(551)	(611)	269
Cash and cash equivalents, beginning of year	8,751	7,527	9,111

Cash and cash equivalents, end of year	7,527	9,111	10,060

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	23	64	33
Income tax	—	—	—

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

The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include valuation of inventories, allowance for expected credit losses, stock-based compensation, expected useful life of long-lived assets, valuation allowance for deferred tax assets, incremental borrowing rate to calculate lease liabilities and right-of-use (“ROU”) assets and historical average sales return to calculate refund. Actual results could differ from those estimates.

COVID-19 Considerations

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

The travel restrictions imposed as a result of the COVID-19 pandemic had a material negative impact on the Company’s operations. The Company is not able to send its sales and marketing teams to visit our overseas customers and potential customers. And the Company’s promotion events like trade exhibitions are limited due to travel restrictions in China. Under normal circumstances, the Company’s management regularly travels from Hong Kong to the Shenzhen office and Xinxing factory. The inability to travel regularly has affected the Company’s operations.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

The extent to which COVID-19 negatively impacts our business results is highly uncertain and cannot be accurately predicted. The magnitude of this negative effect on the continuity of our business operation and supply chains in China remains uncertain. These uncertainties impede our ability to conduct our daily operations and could materially and adversely affect our business, financial condition and results of operations. The Company did not record any asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2021 (2020: $nil). However, if the customer demand is persistently weak in coming months or we are instructed to suspend the operations of our plants in PRC, the Company may need to record such charges.

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

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments. The Company has no cash equivalents as of March 31, 2020 and 2021.

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

(d)	Trade receivables and allowance for expected credit losses

Trade receivables are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns, if any. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing trade receivables. Bad debt expense is included in administrative and general expenses.

The Company recognizes an allowance for expected credit losses to ensure accounts and other receivables are not overstated due to uncollectibility. Allowance for doubtful receivables is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional allowance for individual accounts is recorded when the Company becomes aware of customers’ or other debtors’ inability to meet their financial obligations, such as bankruptcy filings or deterioration in the customer’s or other debtor’s operating results or financial position. If circumstances related to customers or debtors change, estimates of the recoverability of receivables will be further adjusted.

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

The Company complies with ASC 740 “Income Taxes” for uncertainty in income taxes recognized in financial statements. ASC 740 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company’s accounting policy is to treat interest and penalties as components of income taxes. The Company’s income tax returns through the fiscal year ended March 31, 2020 have been assessed by the tax authorities.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)
(f)	Intangible assets

Land use rights held by the Company are included in intangible assets. The granted useful life of the land use rights is 50 years. They are stated at cost and amortized on a straight-line basis over a maximum period of 30 years, in accordance with the business licenses expiring in 2024.

(g)	Property, plants and equipment, net
(i)	Property, plant and equipment are stated at cost less accumulated depreciation. Leasehold land and buildings are depreciated on a straight-line basis over 15 to 66 years, representing the shorter of the remaining term of the lease or the expected useful life to the Company.
(ii)	Other categories of property, plant and equipment are carried at cost and depreciated using the straight-line method over their expected useful lives to the Company. The principal estimated useful lives for depreciation are:

Plant and machinery - 10 years
Furniture, fixtures and equipment - 5 to 10 years
Motor vehicles - 5 years

(iii)	Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.
(iv)	The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year when it is incurred.
(v)	Any gain or loss on disposal is included in the consolidated statements of operations and comprehensive income.
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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)
(j)	Financial instruments at fair value

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

(k)	Leases

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

The Company elected the practical expedient permitted under the transition guidance under Topic 842, which amongst other matters, allowed the Company (i) not to apply the recognition requirements to short-term leases (leases with a lease term of 12 months or less), (ii) not to reassess whether any expired or existing contracts are or contain leases, (iii) not to reassess the lease classification for any expired or existing leases, (iv) not to reassess initial direct costs for any existing leases, and (v) not to separate lease and non-lease components for the allocation of lease costs.

The adoption resulted in the recognition of ROU assets of $407,000 and lease liabilities of $407,000 for operating leases as of April 1, 2019. The adoption had no impact on opening balance of accumulated deficit. Refer to note 11 to the consolidated financial statements for details.

The Company reviews ROU assets for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(l)	Revenue recognition

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

Product sales

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of electronic scales and pet electronic products directly to customers. The Company sells goods to customers based on purchase orders received from the customers. The Company has determined there is one performance obligation for each model included in the purchase orders. The performance obligation is considered to be met and revenue is recognized when the customer obtains control of the goods, which is generally the point at which products are leaving the ports of Hong Kong, Shenzhen or Nansha (Guangzhou), or when risks and rewards are transferred to the customer. The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the year ended March 31, 2021.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of any sales return, surcharges and value-added taxes on gross sales. The Company allocates the transaction price to each performance obligation based on the purchase orders. Customers are required to pay over an agreed-upon credit period, usually between 15 to 119 days. In certain circumstances, the Company will request a deposit from a customer. Customers’ deposits are settled as part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of the outstanding bill, the customer is required to pay over an agreed-upon credit period, usually between 0 to 15 days.

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

During the year ended March 31, 2020, the Company began to sell its products through Amazon’s online platform. Customers purchasing products through Amazon have a 30-day right of return from the date of receipt of the product. The Company recorded a refund liability of approximately $29,000 at March 31, 2021 (2020: $69,000; 2019: $nil) for these expected returns, which was based on the average monthly returns received for Amazon sales.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)

(l)	Revenue recognition (Continued)

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

Contract balances

The Company did not recognize any contract asset as of March 31, 2020 and March 31, 2021. The timing between the recognition of revenue and receipt of payment is not significant. The Company’s contract liabilities consist of deposits received from customers. As of March 31, 2020 and 2021, the balances of the contract liabilities are approximately $12,000 and $317,000, respectively. All contract liabilities at the beginning of the year ended March 31, 2021 were recognized as revenue during the year ended March 31, 2021 and all contract liabilities as of the end of the year ended March 31, 2021 are expected to be realized in the following year.

Lease income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee’s obligation to pay rent.

(m)	Research and development costs

Research and development costs include salaries, utilities and contractor fees that are directly attributable to the conduct of research and development progress primarily related to the development of new design of products. Research and development costs are expensed as incurred. Research and development costs of approximately $175,000, $213,000 and $229,000 were charged to operations for the years ended March 31, 2019, 2020 and 2021, respectively.

(n)	Advertising

Advertising costs are expensed as incurred and are included within selling, general and administrative expenses. Advertising costs were approximately $21,000, $103,000 and $30,000 for the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

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

(q)	Fair value of financial instruments

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

(r)	Treasury stock

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

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which improves financial reporting by providing timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Forward-looking information will now be used to better inform credit loss estimates. This ASU is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. Effective April 1, 2020, the Company adopted ASU 2016-13, which did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” ("ASU 2018-13") which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, “Fair Value Measurement.” The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Effective April 1, 2020, the Company adopted ASU 2018-13, which did not have a material impact on the Company’s consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17, “Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities,” ("ASU 2018-17") which modifies the guidance related to indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interest. ASU 2018-17 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. Effective April 1, 2020, the Company adopted ASU 2018-17, which did not have a material impact on the Company’s consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” (“ASU 2018-19”) which clarifies and improves guidance related to credit losses, hedging, and recognition and measurement. Same as ASU 2016-13, this ASU is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. Effective April 1, 2020, the Company adopted ASU 2018-19, which did not have a material impact on the Company’s consolidated financial statements.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and significant accounting policies (Continued)
(s)	Recent accounting pronouncements (Continued)

Recent accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of the adoption of ASU 2019-12, but does not expect it to have a material impact on income taxes as reported in its consolidated financial statements.

In October 2020, the FASB issued ASU No. 2020-10, "Codification Improvements" (“ASU 2020-10”), which improves consistency by amending the Accounting Standards Codification to include all disclosure guidance in the appropriate disclosure sections and clarifies the application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. The amendments are effective for annual periods beginning after December 15, 2020 for public business entities. The Company is evaluating the impact of the adoption of ASU 2020-10, but does not expect it to have a material impact on its consolidated financial statements.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Allowance for doubtful accounts

Allowance for doubtful accounts amounted to $nil as of March 31, 2021 (2020: $nil). Most of the Company’s trade receivables are generally unsecured.

3	Inventories

The components of inventories are as follows:

	March 31,
	2020	2021
	$ in thousands	$ in thousands

Raw materials	357	267
Work in progress	429	391
Finished goods	392	439

	1,178	1,097

During the fiscal years ended March 31, 2019, 2020 and 2021, based upon material composition and expected usage, provisions for inventories of approximately $73,000, $87,000 and $108,000, respectively, were charged to the consolidated statements of operations under cost of revenue.

4	Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	March 31,
	2020	2021
	$ in thousands	$ in thousands
Cost
Buildings	16,857	17,278
Construction-in-progress	604	1,041
Plant and machinery	9,642	9,829
Furniture, fixtures and equipment	1,544	1,879
Motor vehicles	577	586

	29,224	30,613
Less: accumulated depreciation	(19,785)	(21,113)

	9,439	9,500

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

4	Property, plant and equipment, net (Continued)

During the fiscal years ended March 31, 2019, 2020 and 2021, depreciation expenses charged to the consolidated statements of operations amounted to approximately $859,000, $841,000 and $814,000, respectively. As at March 31, 2020 and 2021 fully depreciated assets that were still in use by the Company amounted to approximately $15,800,000 and $15,875,000, respectively. As at March 31, 2020 and 2021, property, plant and equipment, net that were leased out amounted to approximately $2,750,000 and $2,714,000, respectively.

Property, plant and equipment in Xinxing were assessed for impairment according to the policy described in note 1(h).

5	Interests in subsidiaries

Particulars of principal subsidiaries as of March 31, 2020 and 2021 are as follows:

Name of company	Place of incorporation and kind of legal entity	Particulars of issued capital/ registered capital	Percentage of capital held by the Company		Principal activities
			2020	2021
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	HK$5,000,000 (US$641,026)	100%	100%	Investment holding, providing management and administrative support to the Group companies
Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	HK$3,000,000 (US$384,615)	100%	100%	Investment holding and property investment
Bonso Electronics (Shenzhen) Company, Limited (“BESCL”)	PRC, limited liability company	US$12,621,222	100%	100%	Investment holding and property rental
Bonso Advanced Technology Limited * (“BATL”)	Hong Kong, limited liability company	HK$1,000,000 (US$128,205)	100%	100%	Investment holding and trading of scales and pet electronics products
Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”)	PRC, limited liability company	US$10,000,000	100%	100%	Production of scales and pet electronics products and property rental
Bonso Technology (Shenzhen) Company, Limited (“BTL”)	PRC, limited liability company	HK$200,000	100%	100%	Product development
Modus Pets Inc. (“MPI”)	Neveda, USA	US$75,000	—	100%	Trading of scales and pet electronics products

* Shares directly held by the Company

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

6	Intangible assets, net

Intangible assets are analyzed as follows:

Amount
$ in thousands
Cost at March 31, 2019	5,951
Addition	-
Effect of exchange rate	(385)
Cost at March 31, 2020	5,566
Addition	-
Effect of exchange rate	468
Cost at March 31, 2021	6,034

Accumulated Amortization at March 31, 2019	(3,613)
Addition	-
Amortization	(264)
Effect of exchange rate	241
Accumulated Amortization at March 31, 2020	(3,636)
Addition	-
Amortization	(269)
Effect of exchange rate	(316)
Accumulated Amortization at March 31, 2021	(4,221)

Net book value at March 31, 2019	2,338

Net book value at March 31, 2020	1,930

Net book value at March 31, 2021	1,813

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

6	Intangible assets, net (Continued)

The components of intangible assets are as follows:

	March 31,
	2020	2021
	$ in thousands	$ in thousands

Land use right of factory land in Shenzhen, Guangdong, PRC	780	663
Land use right of factory land in Xinxing, Guangdong, PRC	1,150	1,150

	1,930	1,813

Amortization expense in relation to intangible assets was approximately $275,000, $264,000 and $269,000 for each of the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

As of March 31, 2021, future minimum amortization expenses in respect of intangible assets are as follows:

Year ending March 31,	$ in thousands

2022	279
2023	279
2024	279
2025	210
2026	96
Thereafter	670

Total	1,813

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

7	Banking facilities

As of March 31, 2021, the Company had general banking facilities for bank overdrafts, letters of credit, notes payable and term loans. The facilities are interchangeable with total amounts available of approximately $5,128,000 (2020: $5,128,000). The general banking facilities utilized by the Company are denominated in United States dollars, Hong Kong dollars and Chinese Yuan.

The Company’s general banking facilities, expressed in United States dollars, are further detailed as follows:

	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2021
	2020	2021	2020	2021	2020	2021	Interest	Repayment
	$ in thousands		$ in thousands		$ in thousands		rate	Terms
Import and export facilities

Combined limit	2,564	2,564	937	492	1,627	2,072

Including sub-limit of:
Notes payable	2,308	2,308	—	25	2,308	2,283	HIBOR* +2.5%	Repayable in full within 120 days
Bank overdrafts	641	641	—	—	641	641	Prime rate +1%	Repayable on demand
Long term loans (1)	1,214	1,214	937	467	277	747	HIBOR* +2%	Term loans repayable monthly over 3 years.

Other facilities
Export documentary credits	641	641	—	—	641	641
Revolving loan	1,923	1,923	1,000	500	923	1,423	HIBOR* +2.25%	Repayable until redemption of a listed debt instrument

	5,128	5,128	1,937	992	3,191	4,136

(1) A clause in the banking facilities states that the term loans are subject to review any time and also subject to the bank's overriding right to repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities. Therefore, all long-term loans were classified as current liabilities in the consolidated balance sheets. As of March 31, 2021, $274,000 of long-term loans became current as they are repayable within one year in accordance with the repayment schedule.

* HIBOR is the Hong Kong Interbank Offer Rate

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

7	Banking facilities (Continued)

One of the properties of the Company located in Hong Kong with a net book value of approximately $677,000 as of March 31, 2021, the rental assignment over such property, the rights, interests and benefits of a life insurance contract with a book value of approximately $163,000 and a listed debt instrument with a book value of approximately $523,000 are arranged as securities to the banks for the banking facilities arrangement.

The Prime Rate and HIBOR were 5.00% and 0.13% per annum, respectively, as of March 31, 2021. The Prime Rate is determined by the Hong Kong Association of Banks and is subject to revision from time to time. Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

The weighted average interest rates of borrowings of the Company are as follows:

	During the fiscal year ended March 31,
	2020	2021

Bank overdrafts	6.00%	6.00%
Notes payable	4.71%	2.85%
Term loans	4.06%	2.78%
Revolving loan	4.29%	2.50%

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax

(a)	The subsidiaries comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong and the PRC. The Company is not subject to income taxes in the British Virgin Islands.

Hong Kong Tax

BIL and BEL operating in Hong Kong are subject to the Hong Kong profits tax rate of 16.5% (2020 and 2019: 16.5%). BATL operating in Hong Kong is subject to the Hong Kong profits tax rate of 8.25% (2020: 8.25%; 2019: 8.25%) on the first HKD 2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HKD 2 million. BIL has no assessable profits while BATL and BEL have tax losses brought forward which are available for set-off against the assessable profits for the year ended March 31, 2021.

PRC Tax

All subsidiaries registered in the PRC are subject to a tax rate of 25% (2020 and 2019: 25%).

(b)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The (loss) / income before income taxes by geographical location is analyzed as follows:
	2019	2020	2021
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	(813)	819	2,360
PRC	168	(408)	(1,072)
Others	182	(13)	(131)

Total	(463)	398	1,157

Others mainly include the income / (loss) from BVI.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (Continued)
(c)	Income tax benefit / (expense) comprises the following:
	2019	2020	2021
	$ in thousands	$ in thousands	$ in thousands

Current income tax expense	—	—	(165)
Deferred income tax benefit	—	—	779

Total	—	—	614

The components of the income tax benefit / (expense) by geographical location are as follows:

	2019	2020	2021
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	—	—	(12)
PRC	—	—	626

Total	—	—	614

At the end of the accounting periods, the income tax recoverable is as follows:

	2020	2021
	$ in thousands	$ in thousands

Current income tax recoverable	5	5

(d)	Deferred tax assets comprise the following:
	2020	2021
	$ in thousands	$ in thousands

Tax loss carry forwards	4,235	4,235
Decrease in tax loss	—	(259)
Less: Valuation allowance	(4,235)	(3,197)

	—	(779)

As of March 31, 2020 and 2021, the Company had accumulated tax losses amounting to approximately $23,722,000 and $22,228,000 (the tax effect thereon is approximately $4,235,000 and $3,976,000), respectively, subject to the final agreement by the relevant tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other jurisdictions. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2021, the Company’s accumulated tax losses of approximately $3,627,000 will expire from 2022 to 2026.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (Continued)
(e)	Changes in valuation allowance are as follows:

	2019	2020	2021
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	4,607	4,203	4,235
Charged / (credited) to income tax expense	(404)	32	(1,038)

Balance, March 31	4,203	4,235	3,197

(f)	The actual income tax expense attributable to earnings for the fiscal years ended March 31, 2019, 2020 and 2021 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:
	2019	2020	2021
	$ in thousands	$ in thousands	$ in thousands

Income / (loss) before income taxes	(463)	398	1,157

Income tax (expense) / benefit on pretax income at statutory rate	55	(44)	(170)
Effect of different tax rates of subsidiaries operating in other jurisdictions	8	28	89
Profit not subject to income tax	9	18	44
Expenses not deductible for income tax purposes	(163)	(56)	(18)
Increase / (decrease) in valuation allowance	(404)	32	—
Tax effect of future temporary differences	—	—	(6)
Tax benefit from expected realization of tax loss	—	—	779
Tax losses not recognized	—	—	(280)
Utilization of tax losses	495	22	176

Total income tax benefit	—	—	614

The statutory rate of 8.25% or 16.5% used above is that of Hong Kong, where the Company’s main business is located.

(g)	The Company complies with ASC 740 and assessed the tax position during the fiscal year ended March 31, 2021 and concluded that the Company had no accrued penalties related to uncertain tax positions under accrued charges and deposits (2020: $nil).

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

9	Financial instruments at fair value

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

During the fiscal year ended March 31, 2021, the Company purchased listed shares in Hong Kong and the United States for trading purposes for approximately $613,000 (2020: $68,000). During the fiscal year ended March 31, 2021, a gain from disposal of financial assets at fair value of approximately $6,000 was recorded (2020: loss of $1,000). A revaluation gain of approximately $17,000 was recorded during the fiscal year ended March 31, 2021 (2020: revaluation loss of $5,000).

At the end of the accounting period, the fair value of the following assets was as follows:

	March 31, 2020				March 31, 2021
$ in thousands
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity investments	54	—	—	54	504	—	—	504

The fair value of equity investments is determined based on quoted price in active markets.

10	Investment in life insurance contract

Investment in life insurance contract represents the carrying amount (surrender value) of the contract if it is to be terminated by the Company. There is one life insurance contract as of March 31, 2020 and March 31, 2021, with a carrying amount of approximately $158,000 and $163,000, respectively. All premiums of this contract have already been paid during the fiscal year ended March 31, 2012. The face amount (death benefit) of this contract is $1,000,000. During the fiscal year ended March 31, 2021, we recorded a gain of approximately $5,000 for the change in valuation (2020: $5,000).

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

11	Leases

Operating leases

As of March 31, 2021, the Company leases part of production facilities and machines in Xinxing under rental agreements to third parties. The Company will need to pay a cancellation fee of approximately $105,000 if the Company decides to terminate all the rental agreements before their expiry.

The Shenzhen factory is rented out to a third party from April 1, 2021 to March 31, 2022. Part of the production facilities in Xinxing are rented out to various third parties up to February 13, 2026. Certain tenants have an option to early terminate their tenancy agreements, and the future minimum rental payments to be received are as follows:

Year ending March 31,	$ in thousands

2022	105

105

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

11	Leases (Continued)

Operating leases (Continued)

The Company leases one office and one staff quarter in Shenzhen and one staff quarter in Xinxing. Operating lease assets and obligations are reflected within right-of-use asset, and lease liability, respectively, on the consolidated balance sheets.

The discount rate implicit within the leases is generally not determinable and therefore the Company determines the discount rate based on its incremental borrowing rate. The incremental borrowing rate for the leases is determined based on lease term and currency in which lease payments are made, adjusted for impacts of collateral. The weighted average discount rate used to measure the operating lease liabilities as of March 31, 2021 was 4.05%.

Year ended March 31, 2021	Office
$ in thousands
Assets
Right-of-use assets	232

Liabilities
Current portion of operating lease liabilities	105
Non-current portion of operating lease liabilities	127

232

Maturities of lease liabilities are as follows:

Year ending March 31,	$ in thousands
2022	111
2023	111
2024	19

241
Less: imputed interest	(9)

Total lease cost	232

Supplemental cash flow and other information related to leases is as follows:

March 31, 2021	$ in thousands

Total lease liabilities	232
Cash payment for amount included in the measurement of lease liabilities	241
Weighted average remaining lease term (years)	2.1
Weighted average discount rate	4.05%

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

12       Commitments and contingent liabilities

(a)	Commitments

Capital expenditures contracted at the balance sheet date but not yet provided for are as follows:

	March 31,
	2020	2021
	$ in thousands	$ in thousands

Construction in Xinxing, Guangdong, PRC	40	1,015

	40	1,015

As of March 31, 2021, the Company entered into contractor agreements on buildings and leasehold improvements on the manufacturing facility in Xinxing, the PRC for a total consideration of $1,951,000. As of March 31, 2021, $936,000 has been paid, and the remaining balance of $1,015,000 is to be paid in accordance with the progress of the construction.

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

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No stock had been repurchased when, on November 16, 2006, the Company's Board of Directors authorized another $1,000,000 for the Company to repurchase its common stock under the same repurchase program. This authorization to repurchase shares increased the amount authorized for repurchase from $500,000 to $1,500,000. On September 17, 2015, the Company’s Board of Directors authorized an additional $1,500,000 to repurchase its common stock under the same repurchase program, bringing the amount authorized for repurchase to $3,000,000. On April 25, 2018, the Company’s Board of Directors authorized an additional $3,000,000 to repurchase its common stock under the same repurchase program, bringing the amount authorized for repurchase to $6,000,000. The Board of Directors believed that the common stock was undervalued and that the repurchase of common stock would be beneficial to the Company's stockholders. The Company (through its subsidiary) has repurchased an aggregate of 1,005,018 shares of its common stock, including 49,279 shares ($190,000) that were repurchased during the fiscal year ended March 31, 2021, including 48,873 shares ($119,000) that were repurchased during the fiscal year ended March 31, 2020, and 124,849 shares ($364,000) that were repurchased during the fiscal year ended March 31, 2019. No shares repurchased were removed from the total number of shares issued during the fiscal year ended March 31, 2021 (2020: nil, 2019: nil). The Company may from time to time repurchase shares of its common stock under this program.

(b)	Preferred stock

The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the stockholders, with such designations, power preferences, rights, qualifications, limitations and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2021.

(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

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

As of March 31, 2021, no shares had been granted under the Stock Bonus Plan.

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

As of July 15, 2015, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan. Options for 425,000 shares were exercised during the fiscal year ended March 31, 2020. The options for 425,000 shares that were outstanding as of March 31, 2021 will expire on March 31, 2025. Options granted under the 2004 Plan vest immediately and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)
(c)	A summary of the stock options activity is as follows:

	Number of options	Weighted average exercise price

Outstanding at March 31, 2019	850,000	$1.50
Exercised	(425,000)	$1.50

Outstanding at March 31, 2020	425,000	$1.50

Outstanding at March 31, 2021	425,000	$1.50

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

(d)	The following table summarizes information about all stock options of the Company outstanding as at March 31, 2021:
	Number	Weighted average	Exercisable
Weighted average	outstanding at	remaining life	shares at
exercise price	March 31, 2021	(years)	March 31, 2021

$1.50	425,000	4.0	425,000

The intrinsic value of options outstanding and exercisable was approximately $2,253,000 on March 31, 2021. The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2021.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

15	Related party transactions
(a)	The Company paid emoluments, commissions and/or consultancy fees to its directors and officers as follows:
Year ended	Mr. Anthony	Mr. Kim Wah	Mr. Woo-Ping	Mr. Andrew
March 31,	So	Chung	Fok	So
	Director	Director	Director	Director and Chief Executive Officer
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2019	$643 (i), (iii)	$171 (iii)	Nil	$249 (iii)
2020	$643 (i), (iii)	$171 (iii)	Nil	$265 (iii)
2021	$643 (i), (iii)	$171 (iii)	$1(iv)	$370 (iii)

	Mr. Henry		Mr. Albert
	Schlueter		So
	Director and Assistant Secretary		Director, Chief Financial Officer and Secretary
	$ in thousands		$ in thousands

2019	$60	(ii)	$152 (iii)
2020	$60	(ii)	$162 (iii)
2021	$60	(ii)	$232 (iii)

The emoluments paid to the Company’s directors and officers were included in the salaries and related costs, while the consultancy fees or professional fees paid to Schlueter & Associates, P.C., were included in the administration and general expenses.

(i)	Apart from the emoluments paid by the Company as shown above, one of the properties of the Company in Hong Kong is also provided to Mr. Anthony So for his accommodation.
(ii)	The amounts for the years ended March 31, 2019, 2020 and 2021 represented professional fees paid to Schlueter & Associates, P.C., the Company’s SEC counsel, in which Mr. Henry Schlueter is one of the principals.
(iii)	The amount for the year ended March 31, 2019, included unpaid vacation payments of approximately $43,000 and $11,000 for Mr. Anthony So and Mr. Kim Wah Chung, respectively. The amount for the year ended March 31, 2020, included unpaid vacation payments of approximately $43,000, $11,000, $16,000 and $10,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively. The amount for the year ended March 31, 2021, included unpaid vacation payments of approximately $43,000, $11,000, $14,000 and $11,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively.
(iv)	The amounts for the year ended March 31, 2021 represented professional fees paid to C. K. Mok & Co. For professional services provided by Mr. Fok.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

15	Related party transactions (Continued)

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

During the fiscal year ended March 31, 2015, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage. Mr. Anthony So is the sole owner of these three apartment units. The monthly rental payment was approximately $2,000. Starting from August 1, 2016, rental of two of the apartment units was no longer required and the rental agreement was terminated, and a new rental agreement for one apartment unit for staff quarters was in place, for a monthly rental payment of $270. The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2021 was approximately $4,000 (2020: $3,000; 2019: $3,000).

During the fiscal year ended March 31, 2015, one of the subsidiaries in Xinxing, PRC entered into a rental agreement with a director and stockholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters. Mr. Andrew So is the sole owner of this apartment unit. The monthly rental payment was approximately $450. Starting from December 1, 2018, the monthly rental payment was approximately $600. The agreement ended on July 31, 2020, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2021 was approximately $2,000 (2020: $7,000; 2019: $6,000).

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

On March 31, 2020 and 2021, the Company had credit risk exposure of uninsured cash and deposits with maturities of less than one year in banks of approximately $9,111,000 and $10,060,000, respectively.

A substantial portion, 37%, 27% and 23% of revenue, was generated from one customer for the years ended March 31, 2019, 2020 and 2021, respectively.

The net revenue representing at least 10% of total net revenue are as follows:

	Year Ended March 31,
	2019		2020		2021
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Customer A	3,715	37	3,573	27	3,633	23
Customer C	1,225	12	1,239	9	1,386	9
Customer B	1,027	10	313	2	619	4
Customer E #	996	10	—	—	—	—

	6,963	69	5,125	38	5,638	36

# Rental income from this customer ended as of February 2019.

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	March 31,
	2020		2021
	$ in thousands	%	$ in thousands	%

Customer C	241	30	343	27
Customer B	133	16	160	12
Customer A	99	12	298	23
Customer F	95	12	197	15

		70		77

At March 31, 2020 and 2021, these customers accounted for 70% and 77%, respectively, of net trade receivables. The trade receivables have repayment terms of not more than twelve months.

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

(b)	The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations. The Company’s total contributions to the above schemes for the years ended March 31, 2019, 2020 and 2021 amounted to $264,000, $258,000 and $149,000, respectively. The Company has no other obligation to make payments in respect of retirement benefits of the employees.
(c)	According to the New Labor Law in the PRC which was effective on January 1, 2008, a company is required to provide one month’s salary for each year of service as a severance payment. The Company recognized a total provision of $568,000 as of March 31, 2021 for severance payments for staff in the PRC (2020: $444,000, 2019: $437,000). The accrued severance payment allowance is reviewed every year.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

18	Net earnings per share

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

	Year Ended March 31,
	2019	2020	2021

(Loss) / income available to common stockholders ($ in thousands)	$(463)	$398	$1,771

Basic weighted average common shares outstanding	4,703,224	4,646,966	4,880,422

Basic net (loss) / earnings per share	$(0.10)	$0.09	$0.36

Basic weighted average common shares outstanding	4,703,224	4,646,966	4,880,422
Effect of dilutive securities – Options	—	169,770	264,838

Diluted weighted average common and potential common shares outstanding	4,703,224	4,816,736	5,145,260

Diluted net (loss) / earnings per share	$(0.10)	$0.08	$0.34

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information
(a)	The Company has four business segments, Scales, Pet Electronics Products, Rental and Management and Others for the fiscal years ended March 31, 2020 and 2021. The Chief Operating Decision Maker, identified as the Chief Executive Officer and Chief Financial Officer, reviews these segment results when making decisions about allocating revenues and assessing the performance of the Company.

Scales operations principally involve production and marketing of sensor-based scales products. These include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. Revenue from scale products was 42% (2020: 45%) of overall revenue of the Company for the fiscal year ended March 31, 2021, and the Company expects that the revenue will continue to contribute a similar level of revenue for the next 12 months.

The “Others” segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales and pet electronics products, and (ii) sales of scrap materials.

Pet Electronics Products principally involve development and production of pet-related electronics products that are used in consumer applications. Revenue from pet electronics products was 51% (2020: 48%) of overall revenue of the Company for the fiscal year ended March 31, 2021, and the Company expects that the revenue from pet electronics products will continue to contribute a similar level of revenue for the next 12 months.

Rental and Management involve leasing out part of our factories and machinery to third parties. The management decided to identify and expand the rental and management segment during the fiscal year ended March 31, 2018 with the signing of an agreement with Fangda, a property developer in Shenzhen, to cooperate in reconstructing and redeveloping the Shenzhen factory to generate more rental revenue in the future. Revenue from rental and management was 7% (2020: 7%) of overall revenue of the Company for the fiscal year ended March 31, 2021. The Shenzhen factory was rented to a third party with a lease term from August 1, 2013 to August 1, 2019; however, the rent terminated as at January 31, 2019. The Company expects that the revenue from rental and management will continue to contribute a similar level of revenue for the next 12 months.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2019, 2020, and 2021:

	Year ended March 31,
Product Line	2019	2020	2021
Scales and Others	67%	45%	42%
Pet Electronics Products	14%	48%	51%
Rental and Management	19%	7%	7%
Total	100%	100%	100%

The accounting policies of the Company’s reportable segments are the same as those described in the description of business and significant accounting policies.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (Continued)
(a)	Summarized financial information by business segment as of March 31, 2019, 2020 and 2021 is as follows:
	Net revenue	Cost of revenue	Operating income / (loss)	Identifiable assets as of March 31,	Depreciation and amortization	Capital expenditure
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2019
Scales and Others	6,686	4,340	(74)	8,244	540	236
Pet Electronics Products	1,410	915	(16)	1,739	115	67
Rental and Management	1,896	780	(450)	4,716	479	289

Total operating segments	9,992	6,035	(540)	14,699	1,134	592
Corporate	—	—	—	7,787	—	—

Group	9,992	6,035	(540)	22,486	1,134	592

2020
Scales and Others	5,936	3,194	548	5,026	325	543
Pet Electronics Products	6,259	1,757	767	5,298	343	572
Rental and Management	901	739	(953)	4,026	437	9

Total operating segments	13,096	5,690	362	14,350	1,105	1,124
Corporate	—	—	—	9,851	—	—

Group	13,096	5,690	362	24,201	1,105	1,124

2021
Scales and Others	6,555	2,283	1,010	4,591	285	142
Pet Electronics Products	8,002	2,834	1,118	5,700	354	176
Rental and Management	1,033	823	(922)	4,096	442	382

Total operating segments	15,590	5,940	1,206	14,387	1,081	700
Corporate	—	—	—	11,255	—	—

Group	15,590	5,940	1,206	25,642	1,081	700

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (Continued)
(b)	The Company primarily operates in Hong Kong and the PRC. The manufacture of components and their assembly into finished products and research and development is carried out in the PRC. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong and the PRC.

Property, plant and equipment, net by geographical areas are as follows:

	March 31,	March 31,
	2020	2021
	$ in thousands	$ in thousands
Hong Kong	797	750
The PRC	8,642	8,750

Property, plant and equipment, net	9,439	9,500

(c)	The following is a summary of net revenue by geographical areas constituting 10% or more of total revenue of the Company for the years ended March 31, 2019, 2020 and 2021:

	Year ended March 31,
	2019		2020		2021
	$ in thousands	%	$ in thousands	%	$ in thousands	%

United States	3,184	32	7,453	57	9,732	62
Germany	3,760	38	3,613	28	3,666	24
The PRC	2,265	23	1,288	10	1,403	9

	9,209	93	12,354	95	14,801	95

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (Continued)
(d)	The following is a summary of net revenue by customers constituting 10% or more of total revenue of the Company for the years ended March 31, 2019, 2020 and 2021:

		Year Ended March 31,
		2019		2020		2021
Customers	Segment	$ in thousands	%	$ in thousands	%	$ in thousands	%
Customer A	Scales	3,715	37	3,573	27	3,633	23
Customer C	Scales	1,225	12	1,239	9	1,386	9
Customer B	Scales and Pet Electronics Products	1,027	10	313	2	619	4
Customer E	Rental and Management	996	10	—	—	—	—

		6,963	69	5,125	38	5,638	36

20	Long-term loan and long-term deposit received

In November 2017, the Company signed an agreement with a property developer in Shenzhen -- Fangda to cooperate in reconstructing and redeveloping the Shenzhen factory. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. During the year ended March 31, 2018, the Company received approximately $3,199,000 from Fangda as a deposit according to the agreement. The Company will return this deposit in full (without interest) to Fangda when the redeveloped property is completed and the Company’s share of the redeveloped property is transferred to the Company, which is expected to take place in March 2023. The Company has treated this deposit as a long-term loan and discounted it up to March 2023. This liability is presented as a long-term loan of approximately $2,773,000 (2020: $2,438,000) and long-term deposit received of approximately $701,000 (2020: $647,000) in our consolidated balance sheet as of 2021.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

21	Other income, net

Other income, net consisted of the following:

	Year Ended March 31,
	2019	2020	2021
	$ in thousands	$ in thousands	$ in thousands

Gain on disposal of property, plant and equipment #	5	—	237
Government subsidies	16	227	75
Gain from investment in financial instruments	45	83	75
Other gains	42	125	93

Other income, net	108	435	480

# Land appreciation tax is calculated from the appreciation of the value of the land occupied by the property. During the fiscal year ended March 31, 2021, land appreciation tax of approximately $205,000 was charged during the disposal of properties, and the gain on disposal of property was net of this land appreciation tax.

22	Non-operating income / (expenses), net

Non-operating income / (expenses), net comprises the following:

	Year Ended March 31,
	2019	2020	2021
	$ in thousands	$ in thousands	$ in thousands
Interest income	237	175	140
Interest expense	(139)	(181)	(158)
Foreign exchange (loss) / gain	(21)	42	(31)

Non-operating income / (expenses), net	77	36	(49)

23	Financial instruments at amortized cost

For the year ended March 31, 2020, the Company purchased held-to-maturity debt securities with maturities of one year and three years from a financial institution and pledged them as collateral against certain secured bank loans. As of March 31, 2021, the carrying value of long-term held-to-maturity debt securities was $523,000. The gross unrealized holding loss of the held-to-maturity debt securities was $20,000 as of March 31, 2021.

24	Accrued charges and deposits

Accrued charges and deposits consisted of the following:

	March 31,
	2020	2021
	$ in thousands	$ in thousands

Provision for individual income tax underpaid penalty	1,893	1,893
Accrued provision for severance payment	444	568
Accrued audit fee	160	160
Accrued salary and wages	313	124
Other	364	420

	3,174	3,165

25	Subsequent events

The company has entered into a lease agreement to lease out part of the Shenzhen factory to a third party starting from April 1, 2021 up to March 31, 2022, with a monthly payment of RMB 112,500 (or approximately $17,000)

