Form 20-F
period 2022-03-31
BONSO ELECTRONICS INTERNATIONAL INC
filed 2022-08-15
CIK 846546

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2022

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

5,828,205 shares of common stock, $0.003 par value, at March 31, 2022 (including 971,018 shares that are held in treasury)

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

Yes [_] No [X]

INTRODUCTION

Bonso Electronics International Inc. (the “Company” or “we”) is a limited liability company incorporated under the laws of the British Virgin Islands. Since inception, we have designed, developed, produced and sold electronic sensor-based and wireless products for private label original equipment manufacturers (individually “OEM” or, collectively, “OEMs”), original brand manufacturers (individually “OBM” or, collectively, “OBMs”) and original design manufacturers (individually, “ODM” or, collectively, “ODMs”).

The Company has three direct wholly-owned subsidiaries as follows:

(i)	Bonso Electronics Limited, incorporated in Hong Kong (“BEL”), which has two wholly-owned subsidiaries: (a) Bonso Investment Limited, incorporated in Hong Kong (“BIL”); and (b) Bonso Electronics (Shenzhen) Company Limited, incorporated in the PRC (“BESCL”);

(ii)	Bonso Advanced Technology Limited, incorporated in Hong Kong (“BATL”), which has two wholly-owned subsidiaries: (a) Bonso Advanced Technology (Xinxing) Company Limited, incorporated in the PRC (“BATXXCL”); and (b) Bonso Technology (Shenzhen) Company Limited, incorporated in the PRC (“BTL”); and

(iii)	Modus Enterprise International Inc., incorporated in the British Virgin Islands (“MEH”), which has one wholly-owned subsidiary, Modus Pets Inc., incorporated under the laws of the State of Nevada, United States (“MPI”).

The three indirect subsidiaries that are incorporated in the PRC are referred to herein as the “PRC Subsidiaries.”

Shareholders have purchased shares of Bonso Electronics International Inc., a British Virgin Island company. Our operations are conducted through our Hong Kong and PRC Subsidiaries. At no time will the Company’s shareholders directly own shares of any of the subsidiaries.

Because we conduct business operations in China, the Chinese government may exercise significant oversight and discretion over those operations and may intervene in or influence those operations at any time, which could result in a material change in our operations and/or in the value of our common stock. In addition, we may be materially affected by recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based companies including, but not limited to, cybersecurity review and regulatory review of the overseas listing of securities through an offshore holding company. We are also subject to the risks of uncertainty about any future actions the Chinese government may take in this regard.

Cybersecurity

As we conduct a substantial portion of our operations in China, we are subject to legal and operational risks associated with having substantial operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States and Chinese or United States regulations, which risks could result in a material change in our operations and/or cause our common stock to significantly decline in value or become worthless. In addition, they may affect our ability to offer or continue to offer securities to investors outside the PRC. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and expanding efforts in anti-monopoly enforcement. New laws, such as the Measures for Cybersecurity Review, could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless.

The PRC, through the Cyberspace Administration of China (the “CAC”), proposed new rules and enacted new laws that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China-based Internet giants. Pursuant to Article 6 of the Measures for Cybersecurity Review (Draft for Comments), companies holding data on more than 1 million users must now apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On January 4, 2022, the CAC issued the Revised Measures on Cyberspace Security (the “Revised Measures”), which became effective on February 15, 2022 and which require that operators of critical information infrastructure (“CII”) intending to procure network products and services that may affect national security undergo cybersecurity review. This has impacted and could potentially impact a broad range of data-rich tech companies. The Revised Measures expand the scope of reviewed business entities to now include network platform (“NP”) operators intending to engage in certain activities, such as applying to list abroad. The Revised Measures establish a Cybersecurity Review Office (the “CRO”), an administrative body within the CAC, to formulate the regulations for cybersecurity review and to lead the cybersecurity review process. Affected CII operators and NP operators are required to submit an application to the CRO, and the CRO will assess whether a cybersecurity review is required.

If an entity is a CII operator or an NP operator, it is required to apply for cybersecurity review if any of the following three conditions is met: (i) the CII operator proposes to procure network products and services that affect or may affect national security; (ii) the NP operator proposes to carry out data processing activities that affect or may affect national security; or (iii) the NP operator controls personal information of more than 1,000,000 users and proposes to apply for overseas listing. The term “overseas listings” is often interpreted as listings outside of China, such as in the U.S.; “network products and services” include core network equipment, high capability computers and servers, high capacity data storage, large databases and applications, network security equipment and cloud computing services; and “data processing” means the collection, storage, use, processing, transmission, provision and disclosure of data.

Since inception, we have designed, developed, produced and sold electronic sensor-based and wireless products for private OEMs, OBMs and ODMs. Our PRC Subsidiary, BATXXCL, acquired a new manufacturing facility in Xinxing, Guangdong, China; BTL provides product design and distribution services; and BESCL is engaged in the proposed reconstruction of the Company’s existing Shenzhen factory into a high-rise industrial and commercial complex through our agreement with a property developer in Shenzhen (“Fangda”). We do not believe that these businesses involve the collection of user data, implicate cybersecurity or involve any type of restricted industry.

We believe that none of our PRC Subsidiaries is subject to cybersecurity review under the Revised Measures nor is our common stock subject to the review or prior approval of the CAC or the China Securities Regulatory Commission (the “CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and could cause such securities to significantly decline in value or to become worthless.

Public Company Accounting Oversight Board (“PCAOB”)

The Holding Foreign Companies Accountable Act (the “HFCAA”), which was enacted on December 18, 2020, states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA) which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. In the event the HFCAA is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections, it will reduce the time before our common stock may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB for two consecutive years instead of three.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction.

On December 16, 2021, the PCAOB issued a Determination Report (the “Determination Report”), which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms subject to these determinations.

Our auditor, MSPC Certified Public Accountants and Advisors, A Professional Corporation (“MSPC”), the independent registered public accounting firm that issued the audit report included in this Annual Report, is located in the United States and, therefore, is subject to PCAOB inspections. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, MSPC is an affiliate of Moore Stephens CPA Limited (“Moore Stephens”), a Hong Kong public accounting firm that is identified in the Determination Report, and Moore Stephens may be required and engaged on an “as needed” basis to assist as second staff in the audit of the Company. Any such engaged second staff are and will be under the direct supervision and direction of MSPC. Any and all relevant copies of the Company’s records and work papers are and will continue to be transmitted to the United States where they are and will be readily available for PCAOB inspection. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, there can be no assurance that the SEC will not determine that our auditor is subject to the PCAOB’s December 16, 2021 determinations.

In addition, to the extent that our auditor’s work papers are or may in the future become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditor’s work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our common stock to be materially and adversely affected.

We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Further, if enacted, the AHFCAA would amend the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

During the prior fiscal years ended March 31, 2022 and 2021, including through the date of this Annual Report, our auditor does not have any documentation related to their audit reports located in China. However, to the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may be located in China in the future, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

Implications of Being a Holding Company

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including our PRC Subsidiaries, for cash and financing requirements. We are permitted under the laws of the British Virgin Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our subsidiaries incorporated in the BVI, the PRC and Hong Kong, through loans or capital contributions. Our subsidiary incorporated in the BVI is permitted under the laws of the BVI to provide funding to us through dividend distribution subject to certain restrictions laid down in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of our BVI subsidiary. Our subsidiaries are permitted under the respective laws of China and Hong Kong to provide funding to us through dividend without restrictions on the amount of the funds, other than as limited by the amount of their distributable earnings. However, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. See “Risk Factors – Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong.”

Cash Flows

Any PRC regulations pertaining to our corporate structure or to loans to and investment in our PRC Subsidiaries by our offshore holding company may delay us from making loans or capital contributions to any of our subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

With regards to our corporate structure, any funds we may transfer to one of our PRC Subsidiaries, either as a loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in China regardless of the amount of the transfer. According to the relevant PRC regulations, capital contributions to our PRC Subsidiaries are subject to the submission of reports of changes through the enterprise registration system and registration with a local bank authorized by the State Administration of Foreign Exchange of the PRC (“SAFE”). In addition, any foreign loan procured by our PRC Subsidiaries is required to be registered with SAFE and such loan is required to be registered with the NPRC.

Moreover, any limitation on the ability of our PRC Subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of our PRC Subsidiaries.

Under PRC laws, rules and regulations, each of our three PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our PRC Subsidiaries are restricted in their ability to transfer a portion of their respective net assets to us. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

We are permitted under the laws of the British Virgin Islands to provide funding to our subsidiaries incorporated in China and Hong Kong through loans or capital contributions without restrictions on the amount of the funds and, recognizing the above-mentioned restriction in the PRC, our subsidiaries are permitted under the respective laws of China and Hong Kong to provide funding to us through dividend distribution. However, if any of our subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. None of our subsidiaries has made any dividends or other distributions to us as of the date of this Annual Report. In the future, cash proceeds raised from overseas financing activities may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be. See “Risk Factors – Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong.

As of the date of this Annual Report, there are cash flows between us and our subsidiaries and among our subsidiaries. Funds are transferred among our PRC Subsidiaries for working capital purposes. Our products are manufactured in our Xinxing factory and exported to our subsidiary located in Hong Kong. The subsidiary in Hong Kong sells the products to its overseas customers. As a result, our subsidiary in Hong Kong subsequently transfers funds to the Xinxing factory for purchase of the export products. Also, the subsidiary in Hong Kong will purchase raw materials and import to the Xinxing factory. The Xinxing factory will pay the subsidiary in Hong Kong for the raw materials. Therefore, our subsidiaries transfer cash in and out of the PRC.

The transfer of funds among companies is subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries.

Foreign Exchange

The PRC government’s control over the conversion of foreign exchange and fluctuations in the value of RMB may result in foreign currency exchange losses and limit our ability to pay dividends. Since our PRC Subsidiaries conduct business in the PRC, we receive part of their revenue and pay part of our expenses in RMB. The value of the RMB against the U.S. dollar and other currencies fluctuates from time to time and is subject to domestic and international political and economic developments, including the global and monetary effects of the war in Ukraine, as well as the fiscal and foreign exchange policies prescribed by the PRC government. We cannot assure you that the value of the RMB will remain at the current level against the U.S. dollar or any other foreign currency. If the RMB appreciates or depreciates against the U.S. dollar or any other foreign currency, it will have mixed effects on our PRC Subsidiaries’ businesses and there is no assurance that the overall effect will be positive.

The RMB is not currently a freely convertible currency. Conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. Pursuant to the existing foreign exchange regulations in the PRC, we are allowed to carry out foreign exchange transactions for current account items (including dividend payment) without submitting the relevant documentary evidence of such transactions to the State Administration of Foreign Exchange of the PRC (“SAFE”) for approval in advance as long as they are processed by banks designated for foreign exchange trading. However, we may need to obtain the SAFE’s prior approval for foreign exchange transactions for capital account items. If we fail to obtain the SAFE’s approval to convert RMB into foreign currencies for foreign exchange transactions, our Operating Subsidiaries’ business operations, financial condition, results of operations and prospects, as well as our ability to pay dividends, could be materially and adversely affected.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the SAFE implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our PRC Subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash or the assets of our PRC Subsidiaries and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash or assets within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business and financial condition. See “Risk Factors – Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong - Restrictions on currency exchange may limit our ability to utilize our revenues effectively” on page 11.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC-resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

Payment of Dividends

Dividends payable by the Company to our foreign investors and gain on the sale of our common stock may be subject to PRC income taxes. Pursuant to the EIT Law and the EIT Rules, subject to any applicable tax treaty or arrangement between the PRC and the jurisdiction of residence of our investors that provides a different income tax arrangement, the payment of dividends by a PRC resident enterprise to investors that are non-PRC resident enterprises (including enterprises that do not have an establishment or place of business in the PRC and enterprises that have an establishment or place of business but their income is not effectively connected with the establishment or place of business) or any gain realized on the transfer of shares by such investors is generally subject to PRC income tax at a rate of 10% to the extent such dividend has its source in the PRC or such gain is regarded as income derived from sources within the PRC. Under Individual Income Tax Law of the PRC and its implementation rules, dividends sourced within the PRC paid to foreign individual investors who are not PRC residents and gains from PRC sources realized on the transfer of our common stock by such investors would be subject to PRC income tax at a rate of 20%, subject to any reduction or exemption set out in applicable tax treaties and PRC laws.

It is uncertain whether we will be considered a PRC ‘‘resident enterprise.” If we are considered a PRC ‘‘resident enterprise,’’ dividends payable by us with respect to our common stock, or any gain realized from the transfer of our common stock may be treated as income derived from sources within the PRC and may be subject to PRC income tax, subject to the interpretation, application and enforcement of the EIT law and the EIT rules by the relevant tax authorities. If we are required under the EIT Law or other related regulations to withhold PRC income tax on our dividends payable to foreign holders of our common stock which are ‘‘non-resident enterprises,’’ or if our Shareholders are required to pay PRC income tax on the transfer of our common stock under PRC tax laws, the value of an investment in our common stock may be materially and adversely affected.

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

REFERENCES

In this Annual Report, “China” refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The terms “Bonso,” “we,” “our,” “us,” “the Group” and the “Company” refer to Bonso Electronics International Inc. The reference to “PRC Subsidiaries” refers to BESCL, BATXXCL and BTL. References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars, “HK$” are to Hong Kong Dollars, “Euros” or “Euro” are to the European Monetary Union's Currency and “RMB” are to Chinese Renminbi.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable to Bonso.

Item 2. Offer Statistics and Expected Timetable

Not Applicable to Bonso.

Item 3. Key Information

A.	Reserved

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds.

Not applicable

D.	Risk Factors

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

The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting China’s overall economic condition, which could have a negative impact on us. Furthermore, imposition of tariffs could have a negative impact on our supply chain and on foreign demand for our products and, thus, could have a material adverse impact on our business and results of operations. During the year ended March 31, 2022, approximately 56% of our sales were to customers in the United States.

Trade tensions and policy changes have also led to measures that could have adverse effects on China-based issuers, including legislation in the United States that requires listed companies whose audit reports and/or auditors are not subject to review by the PCAOB to be subject to enhanced disclosure obligations and be subject to delisting if they do not comply with the requirements.

The PCAOB’s HFCAA Determination Report dated December 16, 2021, that the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong (“the Determination”) could result in the prohibition of trading in our securities by our not being allowed to list on a U.S. exchange and, as a result, an exchange may determine to delist our securities, which would materially affect the interest of our investors.

The HFCAA, which was enacted on December 18, 2020, states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA) which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. In the event the HFCAA is so amended, it will reduce the time before our common stock may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report (the “Determination Report”), which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms subject to these determinations.

Our auditor, MSPC, the independent registered public accounting firm that issued the audit report included in this Annual Report, is located in the United States and, therefore, is subject to PCAOB inspections. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, MSPC is an affiliate of Moore Stephens CPA Limited (“Moore Stephens”), a Hong Kong public accounting firm that is identified in the Determination Report, and Moore Stephens may be required and engaged on an “as needed” basis to assist as second staff in the audit of the Company. Any such engaged second staff are and will be under the direct supervision and direction of MSPC. Any and all relevant copies of the Company’s records and work papers are and will continue to be transmitted to the United States where they are and will be readily available for PCAOB inspection. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, there can be no assurance that the SEC will not determine that our auditor is subject to the PCAOB’s December 16, 2021 Determinations.

However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our common stock to be materially and adversely affected.

The Company will be required to comply with the rules adopted by the SEC if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Further, the United States Senate passed the Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

During the prior fiscal years ended March 31, 2022 and 2021, including through the date of this Annual Report, our auditor does not have any documentation related to their audit reports located in China. However, to the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may be located in China in the future, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

The market price for our shares could be adversely affected by increased tensions between the United States and China.

Recently there have been heightened tensions in the economic and political relations between the United States and China. On June 30, 2020, the Standing Committee of the PRC National People's Congress issued the Law of the People's Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (HKSAR). This law defines the duties and government bodies of the HKSAR for safeguarding national security and four categories of offences—secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security—and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong's autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the United States and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like the Company. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our shares could be adversely affected.

We will rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Our Company is a holding company and we will rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC, Hong Kong and the BVI. Our PRC and Hong Kong subsidiaries are permitted under the respective laws of the PRC and Hong Kong to provide funding to us through dividends without restriction on the amount of the funds, other than as limited by the amount of their distributable earnings. However, to the extent cash is in our PRC or Hong Kong subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of the PRC or Hong Kong due to interventions or the imposition of restrictions and limitations by the PRC or the Hong Kong government on the ability to transfer cash. In addition, if any of our subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

Under the laws of the British Virgin Islands and our Articles of Association, our Company is permitted to provide funding to its subsidiaries through loans or capital contributions, provided that such funding is in the best interest of our Company. Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under British Virgin Islands law, namely that the Company may only pay dividends out of profits or share premium and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. The British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.

Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between our Company and its subsidiaries, across borders and to U.S investors, nor on distributing earnings from our subsidiaries’ businesses to our Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends.

Under PRC laws, rules and regulations, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of these laws, rules and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their respective net assets to us. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

During the fiscal years ended March 31, 2021 and 2020 and through the date of this Annual Report, neither the Company nor any of its subsidiaries has paid dividends or made distributions to U.S. investors. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be.

To the extent cash is in our PRC or Hong Kong subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of the PRC or Hong Kong due to interventions or the imposition of restrictions and limitations by the PRC or Hong Kong government on the ability to transfer cash. Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely affect our financial position and the value of our common stock.

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

We could face increased currency risks if Hong Kong and China do not maintain the stability of the Hong Kong Dollar or the Chinese Renminbi.

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

From 1994 until July 2005, the Chinese Renminbi had remained stable against the U.S. Dollar at approximately RMB8.28 to U.S.$1.00. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the U.S. Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB was allowed to move 0.3% on a daily basis against the U.S. Dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the U.S. Dollar to 0.5%. Following the removal of the U.S. Dollar peg, the RMB appreciated more than 20% against the U.S. Dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. Dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. Dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the government of the People’s Republic of China (“PRC”) would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As of July 15, 2022, the RMB was valued at 6.7554 per U.S. Dollar. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position and the value of our common shares and any dividends payable to our common shareholders in U.S. Dollars.

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

We could incur additional liabilities or our subsidiaries’ reputations could be damaged if we do not protect our customer data or if our subsidiaries’ information systems are breached.

We and our subsidiaries are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate with customers. Security breaches of this infrastructure could lead to shutdowns or disruptions of our and our subsidiaries’ systems and potential unauthorized disclosure of confidential information. We and our subsidiaries are also required at times to manage, utilize and store sensitive or confidential customer or employee data. As a result, we are subject to laws and regulations designed to protect this information. If any person, including us or our subsidiaries’ employees, mismanages or misappropriates such data, we or our subsidiaries could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential customer or employee data, whether through systems failure, employee negligence, fraud or misappropriation could damage our reputations, disrupt operations or result in remedial or other costs, fines or lawsuits and cause a loss of customers.

Legal requirements relating to the collection, storage, handling, and transfer of personal data continue to evolve. China’s Cybersecurity Law (“CSL”), which came into effect in June 2017, regulates how organizations should protect digital information and outlines measures to safeguard Internet systems, products and services against cyberattacks. The CSL was supplemented in May 2018 with the Personal Information Security Specification, which was amended and strengthened in February 2019. Although these amendments attempt to ease the compliance burden placed on businesses, the laws could impose significant limitations, require changes to our PRC Subsidiaries’ businesses or restrict their use or storage of personal information, which may increase our PRC Subsidiaries’ compliance expenses and make their businesses more costly or less efficient to conduct.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. New laws, such as the Measures for Cybersecurity Review, could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless.

The PRC, through the Cyberspace Administration of China (the “CAC”), has recently proposed new rules and enacted new laws that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China-based Internet giants. Pursuant to Article 6 of the Measures for Cybersecurity Review (Draft for Comments), companies holding data on more than 1 million users must now apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On January 4, 2022 and effective February 15, 2022, the CAC issued the Revised Measures on Cyberspace Security (the “Revised Measures”), which requires that operators of critical information infrastructure (“CII”) intending to procure network products and services that may affect national security undergo cybersecurity review. This has impacted and could potentially impact a broad range of data-rich tech companies. The Revised Measures expand the scope of reviewed business entities to now include network platform (“NP”) operators intending to engage in certain activities, such as applying to list abroad. The Revised Measures establish a Cybersecurity Review Office (the “CRO”), an administrative body within the CAC, to formulate the regulations for cybersecurity review and to lead the cybersecurity review process. Applicable CII operators and NP operators are required to submit an application to the CRO, and the CRO will assess whether a cybersecurity review is required.

If an entity is a CII operator or a NP operator, it is required to apply for cybersecurity review if any of the following three conditions is met: (i) the CII operator proposes to procure network products and services that affect or may affect national security; (ii) the NP operator proposed to carry out data processing activities that affect or may affect national security; (iii) or the NP operator controls personal information of more than 1,000,000 users and proposes to apply for overseas listing. The term “overseas listings” is often interpreted as listings outside of China, such as in the U.S. And, “network products and services” include core network equipment, high capability computers and servers, high capacity data storage, large databases and applications, network security equipment, cloud computing services; “data processing” means the collection, storage, use, processing, transmission, provision and disclosure of data.

Our PRC Subsidiaries businesses may involve the collection of user data, implicate cybersecurity or involve another type of restricted industry. We believe that none of our PRC Subsidiaries are subject to cybersecurity review under the Revised Measures nor are the common stock subject to the review or prior approval of the CAC or the CRSC. Uncertainties still exist, however, due to the possibility that laws, regulations or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CRSC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and could cause such securities to significantly decline in value or to be worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A considerable portion of our assets and operations are located in the PRC. Our property in Shenzhen and our manufacturing facility in Xinxing are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the Chinese government or in the laws and regulations in the PRC could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and operating results.

The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. Since 2014, China’s consumer price index, the broadest measure of inflation, has risen at annual rates ranging from 1.1% (between June 2020 and June 2021) and 2.7% (between June 2018 and June 2019) and it rose by 2.5% between June 2021 and June 2022. China’s overall economy and the average wage in the PRC are expected to continue to grow. Continuing inflation and material increases in the cost of labor in China could diminish our competitive advantage. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown may reduce our revenues. If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

Because a considerable portion of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our common stock.

 Our property in Shenzhen and our manufacturing facility in Xinxing are located in China As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain.

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

Further, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may: (i) delay or impede our development; (ii) result in negative publicity or increase our operating costs; (iii) require significant management time and attention; and (iv) subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our PRC Subsidiaries’ businesses and could require us to change certain aspects of their businesses to ensure compliance, which could decrease demand for their products, reduce revenues, increase costs, require our PRC Subsidiaries to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares.

If the Chinese government were to impose new requirements for approval from the PRC authorities to issue our common stock to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Notwithstanding any approvals or permits required for the redevelopment of our factory in Shenzhen, China, as of the date of this Annual Report, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue our common stock to foreign investors, (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve our PRC Subsidiaries’ operations; and (iii) have not received nor were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies.

Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

According to the Administration Provision and the Measures (Draft for Comments), only new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process with PRC administrations; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure, which means if we complete the offering prior to the effectiveness of Administration Provisions and Measures, we will certainly go through the filing process in the future, perhaps because of refinancing or given by sufficient transition period to complete filing procedure as an existent overseas listed Chinese company. However, it is uncertain when the Administration Provision and the Measures will take effect or if they will take effect as currently drafted.

If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for this offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on our ability to continue to offer securities to investors, the trading price of our securities and the value of our securities to significantly decline or be worthless.

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

Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may be implemented quickly with little advance notice and could have a significant impact upon our PRC Subsidiaries’ ability to operate profitably in the PRC. The PRC legal system also embodies uncertainties, which could limit law enforcement availability. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC Subsidiaries are subject to PRC laws and regulations. However, these laws and regulations change frequently, and the interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection that we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability of our PRC Subsidiaries to enforce their contracts, could affect our business and operation. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement.

The Chinese government may exercise significant oversight and discretion over the conduct of our PRC Subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of our common stock. Changes in the policies, regulations, rule, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our Company is a holding company and we conduct our operation through our subsidiaries in Hong Kong and the PRC. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which our PRC Subsidiaries are subject may change rapidly and with little notice to them or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our PRC Subsidiaries’ current policies and practices. New laws, regulations, and other government directives in China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our PRC Subsidiaries’ development;

●	result in negative publicity or increase our PRC Subsidiaries’ operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our PRC Subsidiaries’ business, including fines assessed for our PRC Subsidiaries current or historical operations, or demands or orders that our PRC Subsidiaries modify or even cease their business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying our mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation remain unclear at this time. While we believe that our PRC Subsidiaries’ operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our PRC Subsidiaries’ cost of operations.

The Chinese government may intervene or influence our PRC Subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our PRC Subsidiaries’ operations and/or the value of our common stock. Any legal or regulatory changes that restrict or otherwise unfavorably impact our PRC Subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our PRC Shares could decrease or become worthless.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our subsidiaries’ business operations and our reputation, and could result in a loss of our shareholders’ investment in our common stock if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S.-listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our common stock could decline because of such allegations, even if the allegations are false.

Any PRC regulations pertaining to loans to and investment in PRC entities by offshore holding companies may delay us from making loans or capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

With regards to our corporate structure, any funds we may transfer to our PRC Subsidiaries, either as loans or as increases in registered capital, are subject to approval by or registration with relevant government authorities in China regardless of the amount of the transfer. According to the relevant PRC regulations, capital contributions to our PRC Subsidiaries are subject to the submission of reports of changes through the enterprise registration system and registration with a local bank authorized by SAFE. In addition, any foreign loan procured by our PRC Subsidiaries is required to be registered with SAFE and such loan is required to be registered with the NPRC. We may not be able to complete such registrations or obtain necessary approvals on a timely basis with respect to future capital contributions or foreign loans by us to our PRC Subsidiaries. If we fail to complete such registration or other procedures, our ability to maintain our corporate structure while capitalizing our PRC Subsidiaries’ operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since certain of our operations are based in Hong Kong, including the base for our corporate offices, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our common stock could be adversely affected.

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

All of our products are manufactured at our manufacturing facilities located in Xinxing, Guangdong, China. Fire-fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $36 million covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factories due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

Our results could be harmed if we have to comply with new environmental regulations.

Our operations create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from China’s national and local governments and foreign governments and agencies and has been subject to increasing regulation. Our business and operating results could be materially and adversely affected if we were to increase expenditures to comply with any new environmental regulations affecting our operations

Enforcement of the labor contract law, minimum wage increases and future changes in the labor laws in China may result in a continued increase in labor costs.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, current annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practices do not, or will not, violate the Labor Contract Law and other labor-related regulations. Between the fiscal years ended March 31, 2010 and 2015, we experienced an increase in the cost of labor caused by the increase in the minimum hourly rate. In accordance with the new minimum wage set by the local authorities, we increased the minimum wage for our labor in Shenzhen from RMB 1,100 (or approximately $162) per month in 2010 to RMB 1,808 (or approximately $293) per month beginning February 1, 2014. We started hiring workers in our Xinxing factory during the fiscal year ended March 31, 2013, and the minimum wage at that time in Xinxing was RMB 1,010 per month (or approximately $160). On May 1, 2015, the minimum wage at Xinxing was increased to RMB 1,210 per month (or approximately $181 per month) and on July 1, 2018, the minimum wage at Xinxing was increased to RMB 1,410 per month (or approximately $213 per month). Since December 1, 2021, it has been RMB 1,620 (or approximately $257) per month. We believe that increased labor costs in China will have a significant effect on our total production costs and results of operations and that we will not be able to continue to increase our production at our manufacturing facilities without substantially increasing our non-production salaries and related costs. If we are subject to severe penalties or incur significant liabilities in connection with the enforcement of the Labor Contract Law, disputes or investigations, our business and results of operations may be adversely affected. Any future changes in the labor laws in the PRC could result in our having to pay increased labor costs. There can be no assurance that the labor laws will not change, which may have a material adverse effect upon our business and our results of operations.

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

Our business could be adversely affected by the effects of Coronavirus Disease, 2019 (“COVID-19”), avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus or other epidemics and outbreaks. Health or other government regulations adopted in response to such emergencies or epidemics, natural disasters such as earthquakes, tsunamis, storms, floods or hazardous air pollution or other catastrophic events may require temporary suspension of part or all operations. Such a suspension could disrupt our business and adversely affect the results of our operations and our financial condition. Moreover, these types of events could negatively impact the economy and the business of our customers and suppliers, which would in turn adversely impact our business and our results of operations and financial conditions.

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

The potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. A resurgence of the epidemic in China could negatively impact our business. In addition, the effect of the pandemic in other countries where our customers are located, such as the United States, which accounted for approximately 56% of our revenue during the fiscal year ended March 31, 2022, could negatively impact sales of our products in those countries. Also, our business operations could be disrupted if we are again instructed to close our manufacturing facility or if any of our employees is suspected of contracting COVID-19, since they could be quarantined and/or our facility be shut down for disinfection. Our supply chain could also be disrupted by the pandemic. We are uncertain as to when any new outbreaks of COVID-19 will occur, when they will be contained or whether any such outbreaks or associated lockdown measures will be short-lived or long-lasting. The extent to which the COVID-19 outbreak will impact our business, results of operations and financial condition remains uncertain. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China and elsewhere or harms the Chinese and global economy in general.

We may also experience negative effects from future public health crises beyond our control. These events are impossible to forecast, their negative effects may be difficult to mitigate and they could adversely affect our business, financial condition and results of operations.

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union and other countries against Russia and possibly countries that support, directly or indirectly, Russia’s incursion. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our businesses and the businesses of our customers, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

During the fiscal year ended March 31, 2022, our top two customers accounted for 42% of our revenue. Those same two customers accounted for 32% and 36% during the fiscal years ended March 31, 2021 and 2020, respectively. We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. The loss of any of our two largest customers would have a material negative impact on our sales revenue and our business. There can be no assurance that we would be able to compensate for the loss of any of these major customers.

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

Typically, we sell our products either F.O.B. Hong Kong, Yantian (Shenzhen) or Nansha (Guangzhou), and our customers are responsible for the transportation of products from Hong Kong, Yantian (Shenzhen) or Nansha (Guangzhou) to their final destinations. Our customers rely on a variety of carriers for product transportation through various world ports. A work stoppage, the effects of the war in Ukraine, a strike or shutdown of one or more major ports or airports or quarantines imposed by governmental officials because of a resurgence in COVID could result in shipping delays materially and adversely affecting our customers which, in turn, could have a material adverse effect on our business and operating results. Similarly, an increase in freight surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.

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

Contractual arrangements we have entered into among us and our subsidiaries may be subject to scrutiny by the respective tax authorities, and a finding that the Company and its subsidiaries owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

We could face material and adverse tax consequences if the respective tax authorities determine that the contractual arrangements among our subsidiaries and us do not represent an arm’s length price and adjust our, or any of our subsidiaries’, income in the form of a transfer pricing adjustment. We did not consider it necessary to make tax provision in this respect. However, there can be no assurance that the assessment performed by the local tax authorities will result in the same position. A transfer pricing adjustment could, among other things, result in a reduction, for tax purposes, of expense deductions recorded by us or any of our subsidiaries, which could in turn increase its tax liabilities. In addition, the tax authorities may impose late payment fees and other penalties on our affiliated entities for underpaid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Any lack of requisite approvals, licenses or permits applicable to our subsidiaries’ businesses may have a material and adverse impact on our business, financial condition and results of operation.

In accordance with the relevant laws and regulations in the PRC, our PRC Subsidiaries are required to maintain various approvals, licenses and permits to operate their businesses, including but not limited to, business licenses. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. Moreover, as part of our ongoing business strategy, we intend to focus our efforts on redeveloping our Shenzhen factory into a high-end commercial complex containing retail space, office space and some residential space. Although it is taking several years to obtain all necessary governmental approvals for us to redevelop the Shenzhen factory, we think it is likely that we will obtain the necessary approvals. However, there can be no assurance that we will be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the Shenzhen factory and the development of the commercial complex.

As of the date of this Annual Report, our PRC Subsidiaries have received all necessary governmental approvals for their operations in the PRC and have not been denied any such approvals. For further discussion, including the possible consequences for non-compliance, see “Regulations in China Applicable to our Business.”

Increased prices for raw materials may have a negative impact upon us.

The price level of certain raw materials has increased each year since the fiscal year ended March 31, 2016. We believe that this trend is highly likely to continue in light of the war in Ukraine and the various sanctions applied to Russia by certain countries, including the U.S. Moreover, the price of some of the raw materials fluctuates directly with the price of oil. Since the invasion by Russia of Ukraine, oil prices have dramatically and steadily increased. If oil prices continue to increase in the future, it will likely result in a further increase in the costs of components to us, as well as an increase in our operating expenses, which could have a material adverse effect upon our business and results of operations.

We may face an increased shortage of factory workers.

Currently, we have a sufficient number of factory workers at our Xinxing factory and do not expect a significant labor shortage in the next 12 months. However, there can be no assurance that we will not experience an increased need for workers in China in the future or that we will be able to adequately staff our factory in Xinxing or face a shortage of workers in the future due to COVID mandatory sanctions. The inability to adequately staff our factories could have a material adverse impact on production, which could lead to delays in shipments or missed sales. In the event that we have delayed or lost sales, we may need to deliver goods by air at our cost to ensure that our products arrive on time, which would likely result in an increase in air freight costs and vendor fines and could result in missed sales, any of which could have a material adverse effect upon our business and our results of operations.

Recent changes in the PRC’s labor law could penalize the Company if it needs to make additional workforce reductions.

In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered as one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under this law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. During the fiscal year ended March 31, 2014, we paid severance payments of $1,194,000 for reducing our full workforce in Shenzhen, PRC as we moved our operations to the new factory in Xinxing. As of March 31, 2022, the accumulated provision for severance payments was $693,000 (2021: $568,000; 2020: $444,000; 2019: $437,000; 2018: $396,000). This accrued severance payment allowance is reviewed every year. We may incur much higher costs under China’s labor laws if we are forced to downsize again, and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

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

As of the date of this Annual Report, Mr. Anthony So, our founder and Chairman, owned or controlled approximately 50.1% of our outstanding shares of common stock. Andrew So, our Chief Executive Officer and President, owned approximately 10.0% of our outstanding shares. Albert So, our Chief Financial Officer, owned approximately 5.6% of our outstanding shares. The record ownership of Mr. Anthony So, Mr. Andrew So and Mr. Albert So aggregates 65.7% of the shares entitled to vote. The other directors of the Company own of record 4.8% of the shares entitled to vote. Accordingly, the existing management and directors of the Company can vote in the aggregate 70.5% of the shares entitled to vote. As a result, the current directors and management of the Company are in a position to elect the Board of Directors and, therefore, to control our business and affairs, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities. The current directors and management may be able to prevent or cause a change in control of the Company. We also may be prevented from entering into transactions that could be beneficial to us without the current directors’ and management’s consent. The interest of our largest shareholders may differ from the interests of other shareholders. There are no agreements, understandings or commitments among the members of the Board to vote their shares in any specific manner or to vote collectively for or against any matter that may come before the shareholders.

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

A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2022, based on criteria set forth by the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have experienced material weaknesses in our internal controls for several years; however, management has been unable to implement effective remediation measures.

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

Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud. A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Management has concluded that the Company’s disclosure controls and procedures for the fiscal year ended March 31, 2022, were ineffective.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP, and any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial position and results of operations.

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

Compliance costs with the securities laws, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), the Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) and other regulatory initiatives have increased and may continue to increase our costs.

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

Changes in currency rates involving the Hong Kong Dollar or Chinese Renminbi could increase our expenses. During the fiscal years ended March 31, 2022, 2021 and 2020 our financial results were affected by currency fluctuations, resulting in a total foreign exchange loss of approximately $79,000, $31,000 and $42,000, respectively. Generally, our revenues are collected in United States Dollars and Chinese Renminbi. Our costs and expenses are paid in United States Dollars, Hong Kong Dollars and Chinese Renminbi. We face a variety of risks associated with changes among the relative value of these currencies. Appreciation of the Chinese Renminbi against the Hong Kong Dollar and the United States Dollar would increase our expenses when translated into United States Dollars and could materially and adversely affect our margins and results of operations. If the trend of Chinese Renminbi appreciation continues against the Hong Kong Dollar and the United States Dollar, our operating costs will further increase and our financial results will be adversely affected. In addition, a significant devaluation in the Chinese Renminbi or Hong Kong Dollar could have a material adverse effect upon our results of operations. If we determined to pass onto our customers through price increases the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, it would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the Chinese Renminbi relative to the Hong Kong Dollar and the United States Dollar, our margins and profitability would suffer.

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

As part of our ongoing business strategy we intend to focus our efforts on redeveloping our Shenzhen factory into a high-end commercial complex containing retail space, office space and some residential space. Although it is taking several years to obtain all necessary governmental approvals for us to redevelop the Shenzhen factory, and we think it is likely that we will obtain the necessary approvals. However, there can be no assurance that we will be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the Shenzhen factory, and the development of the commercial complex. Our planned real estate project is subject to significant risks and uncertainties, including without limitation the following:

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

We signed an agreement with a property developer in Shenzhen -- Shenzhen Fangda Property Development Company Limited (“Fangda”) -- to cooperate in reconstructing and redeveloping the Shenzhen factory in November 2017, and we signed a supplementary agreement with Fangda in July 2018. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. Under the terms of the agreement, Fangda is responsible for applying for necessary government approvals and for financing and handling the redevelopment project, including facilitating the obtaining of necessary governmental approvals. We have experienced delays due to changes in the local district planning process and regulations, and we currently anticipate completing the approval process in 2023; however, there can be no assurance that we will be successful in obtaining all necessary approvals. If we are not successful in the implementation of our property development project, our growth, business, financial condition and results of operations could be adversely affected.

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

We or Fangda may fail to obtain or experience material delays in obtaining, requisite certificates, licenses, permits or governmental approvals for redevelopment of our Shenzhen factory, and as a result our redevelopment plans, business, results of operations and financial condition may be materially and adversely affected.

As of the date of this Annual Report, we and Fangda, our property development partner, remain involved in obtaining the necessary permits and approvals for development of our Shenzhen factory. Property development in the PRC is heavily regulated. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. During various stages of our property redevelopment project, we/Fangda will be required to obtain and maintain various certificates, licenses, permits and governmental approvals, including but not limited to qualification certificates, land use rights certificates, construction land planning permits, construction works planning permits, construction works commencement permits, pre-sale permits and completion certificates. Before the government authorities issue any certificate, license or permit, we/Fangda must also meet specific conditions. We believe that we will be able to obtain all necessary approvals and permits by the end of calendar year 2023. We cannot assure you that we/Fangda will be able to adapt to new PRC land policies that may come into effect from time to time with respect to the property development industry or that we/Fangda will not encounter other material delays or difficulties in fulfilling the necessary conditions to obtain all necessary certificates, licenses or permits for our property development in a timely manner, or at all, in the future. If we/Fangda fail to obtain or encounter significant delays in obtaining the necessary certificates, licenses or permits we will not be able to continue with our redevelopment plans, and our business, results of operations and financial condition may be adversely affected.

Our income from the rental and management segment has dropped due to the termination of the lease agreement for rental of our Shenzhen factory.

Previously, we derived a majority of our rental income from the rental of our Shenzhen factory facility. That lease was terminated as of January 31, 2019. The Company has leased out part of the Shenzhen factory to a third party since April 1, 2021. Assuming appropriate governmental approvals are obtained, of which there can be no assurance, it will still be several years before development is completed and before we will have any revenues relating to the redevelopment of the Shenzhen factory property. During that time there will not be rents generated from our Shenzhen factory facility, other than from the above-mentioned lease. However, we believe that we will have sufficient cash reserves plus cash flow from the rental of factory space at Xinxing and from manufacturing for our operations to continue and to meet the Company’s liquidity requirements.

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

Item 4. Information on the Company

History and Development of the Company

Bonso Electronics International Inc. (the “Company” or “we”) was incorporated on August 8, 1988 under the laws of the British Virgin Islands under the name “Golden Virtue Limited”. On September 14, 1988, we changed our name to Bonso Electronics International Inc. Since inception, we have designed, developed, produced and sold electronic sensor-based and wireless products for private label original equipment manufacturers (individually “OEM” or, collectively, “OEMs”), original brand manufacturers (individually “OBM” or, collectively, “OBMs”) and original design manufacturers (individually, “ODM” or, collectively, “ODMs”).

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

Organizational Structure

The Company has three wholly-owned direct subsidiaries as follows:

(i)	Bonso Electronics Limited, incorporated in Hong Kong (“BEL”), which is responsible for the design, development, manufacture and sale of our products. BEL has two wholly-owned subsidiaries:

(a)	Bonso Investment Ltd., incorporated in Hong Kong (“BIL”), which has been used to acquire and hold our investment properties in Hong Kong and China; and

(b)	Bonso Electronics (Shenzhen) Company Limited, incorporated in the PRC (“BESCL”),which was used to manufacture our products until January 2014. BESCL leased its factory to a third party from August 2013 to August 2019; however, the tenant terminated the lease as at January 31, 2019, and we were unable to re-lease the factory. Effective with the transfer of manufacturing operations to Xinxing, we ceased manufacturing operations in BESCL. Subject to receiving the necessary governmental approvals, we intend to re-develop the existing Shenzhen factory into a high-rise industrial and commercial complex through our agreement with a property developer in Shenzhen (“Fangda”), which is described in “Business Overview.”

(ii)	Bonso Advanced Technology Limited, incorporated in Hong Kong (“BATL”), which, along with BEL, is responsible for the design, development, manufacture and sale of our products. BATL has two wholly-owned subsidiaries:

(a)	Bonso Advanced Technology (Xinxing) Company Limited, incorporated in the PRC (“BATXXCL”), which is used to acquire and hold our new manufacturing facility in Xinxing, Guangdong, China; and

(b)	Bonso Technology (Shenzhen) Company Limited, incorporated in the PRC (“BTL”), which provides product design and distribution services for the Group.

(iii)	Modus Enterprise International Inc., incorporated in the British Virgin Islands (“MEII”), which is a holding company and has one wholly-owned subsidiary:

(a) Modus Pets Inc., incorporated in the United States (“MPI”), which is utilized for selling products through Amazon Marketplace in the US.

The three indirect subsidiaries that are incorporated in the PRC are referred to herein as the “PRC Subsidiaries.”

Business Overview

Since inception, we have designed, developed, produced and sold electronic sensor-based and wireless products for private label OEMs, OBMs and ODMs. Since 1989, we have manufactured all of our products in China in order to take advantage of the lower overhead costs and competitive labor rates. From 1989 until 2013, all of our production took place in our Shenzhen factory; however, during the fiscal year ended March 31, 2013 we began production in our Xinxing factory. We moved all production processes from our Shenzhen factory to the Xinxing factory during the fiscal year ended March 31, 2014, and we rented out the old Shenzhen factory to a third party as a source of rental income.

We have two factory properties in China and our business operations are organized based upon the products we offer. Our manufacturing operations are conducted at our factory in Xinxing. We operate in four business segments:

•	Scales—manufactured at our factory in Xinxing;

•	Pet Electronic Products—manufactured at our factory in Xinxing;

•	Rental and Management—involves the leasing of our factory in Shenzhen, and the leasing of both factory space and equipment at our Xinxing facility; and

•	Others—principally includes (i) tooling and mould charges for scales and pet electronic products, (ii) sales of scrap materials, and (iii) home appliances including cordless leaf blower, food vacuum sealers and hydroponic growing systems.

 The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2022, 2021 and 2020:

	Year ended March 31,
Product Line	2022	2021	2020
Scales	60%	41%	44%
Pet Electronic Products and Others	32%	52%	49%
Rental and Management	8%	7%	7%
Total	100%	100%	100%

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

We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high-end commercial complex, containing retail space, office space and some residential space. In July 2017, we signed a letter of intent, and in November 2017, we signed the definitive agreement with a property developer in Shenzhen (“Fangda”) to cooperate in reconstructing and redeveloping the Shenzhen factory. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. In July 2018, we signed a supplementary agreement with Fangda to modify our approach in obtaining government approvals. Under the terms of the agreement, Fangda is responsible for applying for necessary government approvals and for financing and handling the redevelopment project. The agreement provides that both companies will share the redeveloped property after reconstruction/redevelopment is completed with Bonso holding a 45% interest in the total floor area. However, the final sharing ratio is subject to government approval of the total floor area. Fangda is in the process of obtaining necessary governmental approvals. We expect that Fangda will obtain all necessary approvals by the end of calendar year 2023; however, there can be no assurance that it will be successful in obtaining all necessary approvals. If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

In addition, since October 2016 we have leased excess space and equipment in our Xinxing facility to third parties in order to supplement our manufacturing revenues, and in June 2018, we completed construction of two additional buildings at our Xinxing facility that are being leased to third parties. See “Property, Plant and Equipment – China.”

Our principal capital expenditures on property, plant and equipment, including investment property over the last three years are set forth below:

	On March 31,
	2022	2021	2020
Property, plant & equipment, including investment property	$1,205,000	$700,000	$1,124,000

Our capital expenditures include construction-in-progress, leasehold improvement and the purchase of machinery used in the production of certain of our products.

All of the foregoing capital expenditures were financed principally from internally generated funds, except for three motor vehicles purchased with capital leases.

Business Strategy

Management of the Company believes that is in the best interest of the Company and our shareholders to further expand the Rental and Management segment. From 2013 to January 31, 2019, the Company leased its entire Shenzhen facility, consisting of seven buildings for a total of approximately 375,000 square feet, to an unaffiliated third party, and a portion of the facility has been leased to an unaffiliated third party since April 1, 2021. The Company, through its partner, Fangda, is currently continuing the process of applying for required permits to redevelop the Shenzhen facility into a high-end commercial complex, containing retail space, office space and some residential space, all of which is intended to be leased out. The Company is also leasing an aggregate of approximately 240,000 square feet of its Xinxing facility to unaffiliated third parties and is currently constructing an additional building for lease at that location. Management believes that the Rental and Management segment will increase and constitute a more significant part of our total revenues in the future.

Scales, Pet Electronic Products and Other Segments

Products. Our sensor-based scale products include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. These products accounted for 60% of revenue for the fiscal year ended March 31, 2022, 41% for 2021 and 44% for 2020. We believe that our sensor-based scale products will continue to be a major portion of our scales revenue as we are able to secure orders from our major customers.

Since the fiscal year ended March 31, 2013, the Company has also produced pet electronic products that are sold to wholesalers and pet shops. The Company also sells its pet electronic products through online platforms including Taobao, Tmall, Alibaba and Amazon. These products accounted for 23% of revenue for the fiscal year ended March 31, 2022, 51% for 2021 and 48% for 2020.

We also receive revenue from certain customers for (i) the development and manufacture of tooling and moulding for scales and pet electronic products, although most of the tools and moulds that we produce are used by us for the manufacture of our products; (ii) sales of scrap materials; and (iii) the sale of home appliances, including cordless leaf blowers, food vacuum sealers and hydroponic growing systems through online platforms at Amazon. These revenues accounted for approximately 9% of revenue for the fiscal year ended March 31, 2022, 1% for 2021 and 1% for 2020.

The following table sets forth the percentage of net revenue for each of the product lines mentioned above for the fiscal years ended March 31, 2022, 2021 and 2020:

	Fiscal Year Ended March 31,
Product Line	2022	2021	2020
Scales	60%	41%	44%
Pet Electronic Products	23%	51%	48%
Other	9%	1%	1%
Total	92%	93%	93%

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

Increased Focus upon Manufacturing and Selling Higher Margin Products and the Elimination or Decrease in the Production and Sale of Lower Margin Products. Since 2015 we have focused upon eliminating the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. In addition, the Company is able to generate a higher margin for its products sold through online platforms where the products are sold directly to the end users without a middleman. With the decrease in the production and sale of lower margin products and increase in the sale of higher margin products, the Company has increased its gross profit margin from 21.9% for the fiscal year ended March 31, 2015 to 61.9% for the fiscal year ended March 31, 2021 and 48.1% for the fiscal year ended March 31, 2022.

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

Xinxing Manufacturing Facility. In November 2006, Bonso entered into a land purchase agreement to acquire 133,500 square meters of land use right for future expansion in Xinxing, China. In July 2015, the Company entered into an agreement to sell approximately 23,500 square meters of that land use right, leaving the Company with approximately 110,000 square meters. The office building on the Xinxing site was completed in February 2015, and its leasehold renovations were completed in January 2016. All manufacturing operations were moved from Shenzhen to Xinxing. We intend to carefully monitor our capacity needs and to expand or reduce capacity as necessary in the future. We are renting excess space in this facility to third parties.

Customers and Marketing. We sell our products primarily in the United States and Europe. Customers for our products are primarily OEMs, OBMs and ODMs, which market the products under their own brand names. We market our products to OEMs, OBMs and ODMs through our sales staff at trade shows, via e-mail and via our website. In addition, we market our pet electronic products to end users worldwide through online platforms. We have made sales through this medium primarily to end users in the United States, Europe and China. We have expanded our online sales to include home appliances, including cordless leaf blowers, food vacuum sealers and hydroponic growing systems.

Net export sales to customers in the United States and Europe constituting 10% or more of total revenue of the Company consisted of the following for each of the three years ended March 31, 2022, 2021 and 2020.

	Year ended March 31,
	2022		2021		2020
	$ in thousands	%	$ in thousands	%	$ in thousands	%
United States of America	8,340	56	9,732	62	7,453	57
Germany	4,602	31	3,666	24	3,613	28
Total	12,942	87	13,398	86	11,066	85

We maintain a marketing and sales team of six people. Also, our experienced engineering teams work directly with our customers to develop and tailor our products to meet the customers’ specific needs. We market our products primarily through a combination of direct contact by our experienced in-house technical sales staff and through trade shows, e-mail and our website. We also offer certain of our products through Amazon. Commission payments of approximately $9,000 were paid to the sales team during the fiscal year ended March 31, 2022 (2021: $25,000; 2020: $34,000). We hire third-party agents to handle sales and customer service for some of our online selling platforms. Commission payments of approximately $554,000 were paid to agents during the fiscal year ended March 31, 2022 (2021: $930,000; 2020: $802,000).

Our top two customers and their percentage of revenue for the prior three fiscal years are below:

Percent of Revenue– Year ended March 31,

Customer	2022	2021	2020
Customer A	30%	23%	27%
Customer C	12%	9%	9%

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

Product Research and Development. The major responsibility of the product design, research and development personnel is to develop and produce designs to the satisfaction of, and in accordance with, the specifications provided by the OEMs, OBMs and ODMs. We believe our engineering and product development capabilities are important to the future success of our business. As an ODM, we take specifications that are provided to us by the customer and design a product to meet those specifications. Some of our product design, research and development activities are customer funded and are under agreements with specific customers for specific products. To reduce costs, we conduct our research and development at our facilities in China. We principally employ Chinese engineers and technicians at costs that are substantially lower than those that would be required in Hong Kong. At March 31, 2022, we employed 11 individuals in Hong Kong and China for our engineering staff, who are at various times engaged in research and development.

Competition. The manufacture and sale of electronic sensor-based and wireless products is highly competitive. Competition is primarily based upon unit price, product quality, reliability, product features and management’s reputation for integrity. Accordingly, reliance is placed on research and development of new products, line extensions and technological quality and other continuous product improvement. There can be no assurance that we will enjoy the same degree of success in these efforts in the future. Research and development expenses aggregated approximately $237,000, $229,000 and $213,000 during the fiscal years ended March 31, 2022, 2021 and 2020, respectively.

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

Government Regulation. We are subject to comprehensive and changing foreign, federal, provincial, state and local environmental requirements, including those governing discharges into the air and water, the handling and disposal of solid and hazardous waste and the remediation of contamination associated with releases of hazardous substances. We believe that we are in compliance with current environmental requirements. Nevertheless, we use hazardous substances in our operations and, as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties we may be held liable and may be required to pay the cost of remediation. The amount of any resulting liability could be material. For a discussion of other government regulations, see “Regulations in China Applicable to Our Business,” below.

Foreign Operations.

China. Our products are manufactured at our factory located in China. While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China have arisen that threaten the status quo involving trade between the United States and China. In 2018 and 2019, the U.S. government imposed tariffs on certain foreign goods, including some of the Company’s products, and indicated a willingness to impose tariffs on imports of other products. Related to this action, certain foreign governments, including China, instituted retaliatory tariffs on certain U.S. goods, and indicated a willingness to impose additional tariffs on U.S. products. It remains unclear what the U.S. government or foreign governments will or will not do with respect to recent or future tariffs or other international trade agreements and policies. A trade war or other governmental action related to tariffs or international trade agreements or policies could adversely impact our supply chain and could result in significant additional costs to us when shipping our products to various customers in the United States. This, in turn, could require us to increase prices to our customers, which may reduce demand for our products, or, if we are unable to increase prices, result in lowering our margin on products sold, which would have a material adverse effect on our business and results of operations. During the fiscal year ended March 31, 2022, the United States accounted for approximately 56% of net export sales of our manufactured products as opposed to 62% and 57% for the years ended March 31, 2021 and 2020.

Hong Kong. Sovereignty over Hong Kong reverted to China on July 1, 1997. The 1984 Sino-British Joint Declaration, the 1990 Basic Law of Hong Kong, the 1992 United States-Hong Kong Policy Act and other agreements provide some indication of the business climate we believe will continue to exist in Hong Kong. Hong Kong remains a Special Administrative Region (“SAR”) of China, with certain autonomies from the Chinese government. Hong Kong is a full member of the World Trade Organization. It has separate customs territory from China, with separate tariff rates and export control procedures. It has a separate intellectual property registration system. The Hong Kong Dollar is legal tender in the SAR, freely convertible and not subject to foreign currency exchange controls by China. The SAR government has sole responsibility for tax policies, though the Chinese government must approve the SAR’s budgets. Notwithstanding the provisions of these international agreements, we cannot be assured of the continued stability of political, legal, economic or other conditions in Hong Kong. No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

Adequacy of Facilities. We believe our manufacturing complex will be adequate for our reasonably foreseeable needs.

Rental and Management Segment

Since 2014, when we leased our Shenzhen manufacturing facility to a third party, we have gradually been developing a rental and management segment of our business. We currently lease approximately 240,000 square feet of space in Xinxing, as well as machinery to third parties for an aggregate gross monthly income of approximately RMB 323,000, or $51,000. During the fiscal year ended March 31, 2022, rental and management income accounted for approximately 8% of our net income. A description of the leases of factory space and equipment that we have entered into is set forth below under “Real Property.”

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

China. Our Shenzhen factory is located in the DaYang Synthetical Development District, close to the border between Hong Kong and China. This factory consists of one factory building, which contains approximately 186,000 square feet, two workers’ dormitories, containing approximately 103,000 square feet, a canteen and recreation center of approximately 26,000 square feet, an office building consisting of approximately 26,000 square feet and two staff quarters for supervisory employees, consisting of approximately 34,000 square feet, for a total of approximately 375,000 square feet. The Company entered into a rental agreement in June 2013 to rent out the Shenzhen factory to a third party from August 2013 to July 31, 2019. However, in December 2018, the local environmental protection bureau ordered the tenant to cease production of its primary products as a result of the imposition of higher pollution standards resulting from the conversion two years before of a nearby industrial factory to residential buildings. The tenant terminated the lease agreement as at January 31, 2019 and relocated. The Company then leased out part of the Shenzhen factory to a third party since April 1, 2021.

We have engaged consultants to assist us in obtaining the necessary governmental approvals to permit us to redevelop the Shenzhen factory into a high-end commercial complex, containing retail space, office space and some residential space. In November 2017, we entered into an agreement with Fangda, a property developer in Shenzhen. Fangda has taken over the process to facilitate and obtain the necessary governmental approvals. We have experienced delays due to changes in the local district planning process and regulations, and we anticipate that Fangda will complete the approval process in 2023; however, there can be no assurance that it will be successful in obtaining all necessary approvals. If Fangda is successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.

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

The following table summarizes all the rental agreements with respect to portions of our Xinxing factory that we are renting to third parties.

Tenant	Leased assets	Area in square feet	From	To	Current Monthly Rent in RMB	Remarks
Tenant A	factory space, machines and equipment	42,440	Jan 01, 2021	Dec 31, 2026	62,191
Tenant B	machines and equipment		Jul 01, 2020	Jun 30, 2023	16,506
Tenant C	factory space	41,979	Oct 01, 2016	Sep 30, 2024	55,980
Tenant D	factory space	64,799	Feb 14, 2017	Feb 13, 2026	77,853
Tenant E	factory space	18,891	Jun 15, 2017	Dec 31, 2022	21,236
Tenant G	factory space	11,883	Sep 14, 2019	Aug 12, 2025	15,180
Tenant H	factory space	1,991	Nov 06, 2019	Jun 05, 2024	2,849
Tenant I	factory space	7,535	Mar 01, 2020	Feb 13, 2026	9,625
Tenant J	factory space	22,772	Jun 13, 2020	May 12, 2028	23,272
Tenant K	dormitory	7 rooms	Nov 1, 2020	Oct 30, 2022	2,640
Tenant L	factory space	6,458	Sep 25, 2021	Sep 24, 2027	8,400
Tenant M	Factory space	21,528	Oct 8, 2021	Oct 7, 2027	27,000
Total		240,276			322,732

We own an apartment unit in Shenzhen, Unit 1502 located at Fuyong Chamber of Commerce Building, which consists of approximately 957 square feet. The Company leased this property to a third party from December 2016 to November 2019. Since the termination of the rental agreement in November 2019, the Company has utilized the apartment as staff quarters.

Regulations in China Applicable to Our Business

Regulations Related to Foreign Invested Enterprises

According to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019) (the “Negative List”) as promulgated and effective in July 2019, the original Special Administrative Measures (Negative List) for the Access of Foreign Investment (2018) was repealed. Overseas investors are not allowed to invest in any foreign investment prohibited field on the Negative List and shall have an access permit for investing in a non-prohibited investment field on the Negative List. Fields not included in the Negative List for the market entry of foreign investment shall be managed according to the principle of equal treatment of domestic and foreign investment.

The business scope of the Company is the development, manufacture and sale of electronic sensor-based and wireless products. According to the Negative List, the business scope of the Company does not fall in any field on the Negative List and therefore is not subject to any special management measures for the access of foreign investment.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”), which was promulgated in March 2019 and became effective on January 1, 2020, replaced the three legacy laws on foreign invested enterprises including the Wholly Foreign-owned Enterprises Law of the People’s Republic of China (the “Wholly Foreign-owned Enterprises Law”) which was previously applicable to the Company. The organizational form, organization structure and activities of a foreign-invested enterprise are now governed by the provisions of the Company Law of the People’s Republic of China, the Partnership Enterprise Law of the People’s Republic of China and other relevant laws. However, the Foreign Investment Law sets up a transitional period of five years after the implementation of the Foreign Investment Law, during which foreign-invested enterprises established according to the Wholly Foreign-owned Enterprise Law before the implementation of the Foreign Investment Law may maintain their original organization forms, etc. Specific implementing measures are to be prescribed by State Council.

Regulations on Trademark Protection

Intellectual property rights, also known as “knowledge ownership rights,” refer to “property rights enjoyed by right holders for the intellectual work created by their intellectual work,” and are generally only valid for a limited time. Various intellectual creations such as inventions, designs, literary and artistic works, as well as signs, names and images used in commerce, can all be considered intellectual property owned by a person or organization. Since the 1980s, while continuously improving the construction of the domestic legal system, China has successively joined some major international conventions, treaties and agreements for the protection of intellectual property rights. In particular, on December 11, 2001, China became a member of the World Trade Organization’s Agreement on Trade-related Intellectual Property Rights.

The Trademark Law of the PRC was passed by the National People’s Congress on August 23, 1982 and last amended in April, 2019, effective in November 2019. The Law states that an applicant for trademark registration should fill in the product category and product name of the used trademark in accordance with the stipulated commodity classification form and file an application for registration. Trademark registration applicants can apply for registration of the same trademark for multiple categories of goods through one application. A registered trademark is valid for a period of ten years from the date of approval of the registration. If the registered trademark has expired and it needs to continue to be used, the trademark registrant must go through the renewal formalities within 12 months before the expiration of the time limit; if it cannot be handled during this period, it may grant a grace period of six months. Each renewal registration is valid for a period of ten years, counting from the date following the expiration of the previous validity period of the mark. If registrants fail to complete the renewal formalities at the expiration of the time limit, their registered trademarks shall be cancelled. In addition, if the registered trademark is a well-known trademark, it shall be managed in accordance with the Regulations on the Recognition and Protection of Well-known Trademarks issued by the State Administration of Industry and Commerce on July 3, 2014. The regulation states that well-known trademarks are trademarks that are well-known to the relevant public in China. The relevant public includes consumers who are related to the use of a certain type of goods or services marked by the trademark, other operators who produce the aforementioned goods or provide services, and the sellers and related personnel involved in the distribution channels. The recognition of well-known trademarks follows the principle of case identification and passive protection.

We have obtained a trademark registration in Hong Kong and China for the marks BONSO and MODUS in connection with certain electronic apparatus.

Foreign Currency Exchange

The Regulations on Foreign Exchange Management of the PRC was promulgated by the State Council of the PRC on January 29, 1996 and revised on January 14, 1997 and August 1, 2008, respectively. The regulations stipulate that foreign exchange income from current accounts of domestic institutions shall be sold to the designated foreign exchange bank in accordance with the provisions of the State Council concerning the management of foreign exchange, sales of foreign exchange and payment of foreign exchange, or be approved to open foreign exchange accounts in designated foreign exchange banks. The remittances used by domestic institutions for the current account shall be paid in accordance with the provisions of the State Council concerning the management of foreign exchange, sales of foreign exchange, and payment of foreign exchange, with valid certificates and commercial documents, to foreign exchange designated banks. Foreign exchange collections and import payments made by domestic institutions shall be subject to verification procedures in accordance with the regulations of the State on the management of the cancellation of foreign exchange receipts for export and the verification of the import payment and foreign exchange cancellation. Foreign exchange earnings from capital accounts of domestic institutions shall be subject to the opening of foreign exchange accounts in designated foreign exchange banks in accordance with the relevant regulations of the State and shall be approved by the foreign exchange administrative authority if they are sold to designated foreign exchange banks.

On October 21, 2005, the State Administration of Foreign Exchange (“SAFE”) issued a Circular on the Relevant Issues Concerning Domestic Investors Financing through Overseas Special Purpose Vehicles and Foreign Exchange Management of Return Investment, namely Document No. 75, which came into effect on November 1, 2005. The term “special purpose company” as mentioned in the circular refers to an overseas company directly established or indirectly controlled for the purpose of overseas equity financing (including convertible bond financing) by a domestic resident legal person or a domestic resident natural person with the assets or equity of a domestic company held by it. The “return investment” in the circular refers to the direct investment activities carried out by domestic residents through the special purpose company, including but not limited to the following methods: purchasing or replacing the Chinese company’s equity in a domestic company, setting up a foreign-invested enterprise in the country and purchasing or negotiating the control of domestic assets through the company, negotiating the purchase of domestic assets, establishing a foreign-invested enterprise with the investment in the asset and increasing the capital of the domestic enterprise. The “domestic resident legal person” in the circular refers to a legal person and other economic organization legally established in China; “domestic resident natural person” refers to a natural person holding a legal ID card such as an ID card or passport of the PRC, or natural persons habitually residing in China because of economic interests although they do not have legal status in China. The term “control” in this circular refers to the acquisition, trust, holding, voting right, repurchase, convertible bonds, etc. of domestic residents to acquire the operating right, income right or decision-making right of a special purpose company or a domestic company. Before a domestic resident establishes or controls an overseas special purpose company, he must, with relevant materials, apply to the local foreign exchange branch and foreign exchange administration department (hereinafter referred to as the SAFE) to apply for foreign exchange registration procedures for overseas investment. Domestic residents who inject the assets or equity of domestic enterprises owned by them into special purpose companies or conduct overseas equity financing after injecting assets or equity into special purpose companies, must go through the formalities for the change in the foreign exchange registration of overseas investment in relation to their equity in the special purpose company and their changes, and they should provide relevant materials when handling. After injecting a special purpose company or investing in foreign equity financing after injecting assets or equity into a special purpose company, the company shall handle the foreign exchange registration change procedures for overseas investment in relation to the equity of the special purpose company and its changes and shall provide relevant material. After completing procedures for the foreign exchange registration and change of overseas investment in accordance with regulations, the domestic residents may pay special purpose companies for profits, dividends, liquidation, equity conversion, capital reduction, etc. If a special purpose company has any significant capital changes such as capital increase or reduction, equity transfer or replacement, merger or division, long-term equity or debt investment, external guarantee, etc. and does not involve return investment, the domestic residents must apply to SAFE for handling the change of foreign exchange registration of overseas investment or filing procedures within 30 days from the occurrence of major events. If a domestic resident set up or controlled a special purpose company abroad before the implementation of this notice and completed the return investment but failed to register the foreign investment registration of the foreign investment according to the provisions, he was required to go to the local SAFE to renew the foreign investment registration of the foreign investor before March 31, 2006 according to the provisions of this notice. After completing the renewing registration of foreign exchange registration of overseas investment, SAFE may handle foreign exchange registration procedures for foreign investment and foreign debt for the relevant domestic enterprise.

On August 29, 2008, SAFE issued a Circular on the Improvement of the Business Operations Related to Foreign Exchange Capital Payment and Foreign Exchange Capital Management of Foreign-invested Enterprises, that is, Circular No. 142. The circular indicates that the RMB funds received from the foreign exchange enterprise’s capital gains shall be used within the business scope approved by the government approval department. Unless otherwise specified, the RMB funds obtained through settlement shall not be used for domestic equity investment. Excluding commercial real estate investment enterprises, foreign-funded enterprises may not purchase domestic real estate that is not for their own use in the form of RMB funds obtained through capital settlement. The use of RMB funds from foreign exchange-funded enterprises for capital investment in securities shall be implemented in accordance with relevant state regulations.

On November 9, 2011, SAFE issued a circular on further clarifying and standardizing issues concerning the management of foreign exchange operations for certain capital accounts, namely Circular 45, which clarified the scope of application of Circular 142. The circular pointed out that foreign-invested enterprises must not use the RMB funds derived from the foreign exchange capital settlement for domestic equity investment. Foreign-invested enterprises with equity investment approved by the relevant competent authorities must use their foreign exchange capital and domestic Chinese-funded institutions must use the foreign exchange funds in the asset liquidation account for domestic equity investments, with reference to the principle of foreign exchange capital contribution management of foreign-invested companies. Foreign-funded enterprises must not issue entrusted loans, repay inter-enterprise loans (including third-party advances) or repay bank loans that are re-lending to third parties in the form of RMB funds derived from foreign exchange capital settlement. Foreign-funded enterprises may not, in principle, deliver various types of deposits in the form of RMB funds derived from foreign exchange capitalization. Funds in the dedicated deposit account may not be settled.

On July 4, 2014, SAFE issued a circular on the issues relating to the pilot reform of foreign exchange capital management of foreign-invested enterprises in certain regions (i.e., Circular 36). The circular pointed out that since August 4, 2014, pilot projects for the reform of the management of foreign exchange capital in foreign exchange enterprises will be carried out in some regions. The foreign exchange capital recognized in the capital contribution account of a foreign-invested enterprise through the foreign exchange administration where it is located can be processed at the bank according to the actual business needs of the enterprise. The capital of a foreign-invested enterprise and the RMB funds derived from its settlement of foreign exchange shall not be used for the following purposes:

(i)	it shall not be used directly or indirectly for expenditures outside the scope of business operations or prohibited by national laws and regulations;

(ii)	unless otherwise provided by laws and regulations, no direct or indirect investment in securities may be used;

(iii)	may not directly or indirectly be used to issue RMB entrusted loans (except for business scope permits), repayment of inter-enterprise loans (including third-party advances), and repayment of bank-denominated loans that have been transferred to third parties; and

(iv)	except for commercial investment in real estate companies, they may not be used to pay for the purchase of non-self-use real estate.

Also, on July 4, 2014, SAFE issued a circular on the related issues concerning the Domestic Residents’ Foreign Investment through Special Purpose Companies and Foreign Exchange Management for Return Investments. This is known as Document No. 37. Compared with Circular 75, Circular 37 further simplified and facilitated the cross-border capital transactions of domestic residents involved in investment and financing activities through special purpose companies. The circular stipulates that SAFE shall exercise registration management for the establishment of special purpose companies for domestic residents. Before a domestic resident can use the legal assets or rights at home and abroad to invest in a special purpose company, he shall apply to SAFE for the foreign exchange registration formalities for overseas investment. If the domestic residents’ profits and bonuses obtained from special purpose companies are transferred back to China, they shall be handled in accordance with the current regulations on foreign exchange management; if the foreign exchange income from capital changes is transferred back to China, they shall be handled in accordance with the foreign exchange management provisions for capital accounts.

On March 30, 2015, SAFE issued a notice on reforming the foreign exchange capital management of foreign-invested enterprises, namely, Circular No. 19, which took effect on June 1, 2015. The circular indicates that SAFE has decided to implement the reform of foreign exchange capital management of foreign-invested enterprises on a nation-wide basis after summarizing the pilot experience in previous regions. At the same time, Circular 142 and Circular 36 were repealed.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign owned enterprises include the Company Law, as amended, the Foreign Investment Law and Regulation on the Implementation of the Foreign Investment Law as promulgated and effective in January 2020. Under these laws and regulations, wholly foreign owned enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with the PRC accounting standards and regulations. Additionally, a wholly foreign owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after tax profits each year, if any, to fund statutory reserve funds of the enterprise until the cumulative amount of such funds reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Under the relevant PRC law, no net assets other than the accumulated after-tax profits can be distributed in the form of dividends.

Regulations on Labor

According to the Labor Law of the PRC (promulgated in 1994, last amended in 2018), Labor Contract Law of the PRC (promulgated in 2007, amended in 2012) and Implementation Regulations of the Labor Contract Law of the PRC (promulgated in 2008), it is stipulated that employers and laborers should establish labor contracts when they establish labor relations. The labor contract concluded according to law is binding, and employers and laborers shall perform the obligations stipulated in the labor contract. Where a labor relationship has been established and a written labor contract has not been concluded at the same time, a written labor contract shall be concluded within one month from the date of employment. Where an employer and a laborer conclude a labor contract prior to employment, the labor relationship shall be established from the date of employment. The state implements a minimum wage security system. The specific standards for minimum wages are stipulated by the people’s governments of provinces, autonomous regions and municipalities directly under the Central Government and reported to the State Council for the record. The employer’s payment of laborers’ wages must not be less than the local minimum wage standard. The employer must provide laborers with labor safety and hygiene conditions that comply with the state regulations and necessary labor protection supplies. Workers engaged in occupational hazard operations should carry out regular health checks.

The provisions concerning the employment of foreigners in China are mainly based on the Regulations on the Administration of Employment of Foreigners in China jointly issued by the Ministry of Labor, the Ministry of Public Security, the Ministry of Foreign Affairs and the Ministry of Foreign Trade and Economic Cooperation on January 22, 1996, as amended on November 12, 2010 and March 13, 2017. The regulation states that employers employing foreigners must apply for employment permits for the foreigner. Foreigners can only be hired after obtaining permission and obtaining the Employment License for Foreigners of the PRC (hereinafter referred to as “permit”). Foreigners employed in China should enter the country on a Z-visa (if they have a mutual visa exemption agreement, they should be dealt with according to the agreement). After entering China and obtain the Foreigner’s Employment Permit (hereinafter referred to as “employment permit”), they will be able to obtain employment in China. Foreigners who have not obtained a residence permit (namely, those with F, L, C and G visas), foreigners studying in China or performing internships and dependents of foreigners holding a Z visa may not be employed in China. In exceptional circumstances, the employer may apply for a permit in accordance with the approval procedures stipulated in these Regulations. Foreigners employed with a permit to the public security agency change their status and apply for an employment permit or residence permit. Employing units and foreigners hired shall conclude labor contracts according to law. The duration of a labor contract must not exceed five years. When the employment contract signed between the foreigner and the employing unit expires, the employment permit will be invalid.

The provisions concerning the employment of foreigners as teachers mainly refer to the circular concerning the Handling of Work Permits for Foreign Experts Coming to China issued by the State Administration of Foreign Experts Affairs on September 30, 2004. The circular states that foreign experts hired to work in China should obtain the Work Permit for Foreign Experts to Come to China. Foreign experts applying for Work Permits for Foreign Experts to Work in China shall abide by Chinese laws and regulations, be in good health, have no criminal record and meet one of the following conditions:

(i) to implement intergovernmental agreements and agreements between international organizations, and foreign trade contracts, foreign professional skills or management personnel working for employment in China;

(ii) foreign professionals who are engaged in education, scientific research, journalism, publishing, culture, arts, health, sports, etc. in China;

(iii) appointed as a deputy general manager or above in an enterprise in China, or a foreign professional or technical person enjoying equal treatment;

(iv) foreign experts or human agency agencies accredited by the State Administration of Foreign Experts Affairs Representatives of nationalities; and

(v) applicants for work in the fields of economy, technology, engineering, trade, finance, accounting, taxation, tourism, etc., with special expertise, foreign professional skills or management personnel in short supply in China.

Foreign experts in paragraphs (ii) and (iii) shall have a bachelor’s degree or above and more than 5 years of relevant work experience (except that language teachers must have a bachelor’s degree or above and more than 2 years of relevant work experience). All units intending to hire foreign experts shall be entitled to Accreditation of Foreign Experts Units and obtain the Certificate of Employment of Foreign Expert Units. This certificate is the basic proof of foreign nationals applying for work permits, invitation letters, foreign expert certificates and residence procedures in China. Newly-run schools and other education and training institutions should run for more than one year, only after the basic stability of teachers, students, and teaching institutions, they can apply for qualification approval procedures. However, the formal establishment of Chinese-foreign cooperatively-run schools and schools that specially recruit children from foreign nationals are not subject to this restriction. The Provincial Foreign Experts Bureaus, State Council related ministries and commissions, and the directly-affiliated agencies’ foreign affairs divisions (bureaus) shall be responsible for the annual inspection work of the local or department according to the annual inspection notice issued by the State Administration of Foreign Experts Affairs and submit the regional annual inspection report to the State Administration of Foreign Experts Bureau by the end of December. The National Bureau of Foreign Experts conducts annual inspections of all eligible units from January 1 to January 31 every year. All overseas organizations that intend to send cultural and educational experts to China must obtain the Authorization of the Qualifications of Overseas Organizations that Introduce Foreign Cultural and Educational Experts to Work in China and obtain the Authority Certification for Overseas Organizations that Introduce Foreign Cultural and Educational Experts to Work in China. This certificate is the basic proof of the overseas organization’s intermediary business of cultural and educational experts in China. The State Bureau of Foreign Experts Affairs and the Bureau of Foreign Experts at the provincial level conduct annual inspections of overseas organizations that have obtained the qualifications for introducing foreign cultural and educational experts to China from January 1 to March 31 every year, and organize dispatch teams and personnel to provide training and internships. Training, study and other forms of training for overseas training institutions must all obtain the Organizational Dispatch Group and Personnel Qualifications for Overseas Training Institutions and obtain the Certificate of Organization Qualification for Organizing Delegation Groups and People to Overseas Training. Organizations that organize their own personnel to go abroad for training only shall be excluded.

According to the decision regarding the cancellation of 13 administrative licenses of the State Council issued by the State Council on February 13, 2016, the accreditation of foreign experts by the State Foreign Experts Bureau was cancelled.

On March 28, 2017, the State Administration of Foreign Experts Affairs, the Ministry of Human Resources and Social Security, the Ministry of Foreign Affairs and the Ministry of Public Security jointly issued a notice on the Full Implementation of the Work Permit System for Foreigners to Come to China. The circular states that foreigners allowed to work in China will receive Work Permits for Foreigners to Come to China to replace Foreigner Employment Permits and Foreign Experts to Work Permits in China since April 1, 2017.

Tax regulations

PRC corporate income tax

On March 6, 2007, the National People’s Congress of the PRC issued the Corporate Income Tax Law of the PRC, which was implemented on January 1, 2008 and last amended in December 2018. The tax law stipulates that foreign-invested enterprises and domestic enterprises have an income tax rate of 25%. Small and low profit enterprises that meet certain conditions will be subject to a 20% income tax rate. Enterprises with high priority which need to be supported by the state are taxed at a reduced rate of 15%. On December 6, 2007, the State Council issued the Regulations on the Implementation of the Enterprise Income Tax Law of the PRC, which took effect on January 1, 2008.

On April 22, 2009, the State Administration of Taxation issued a notice on Relevant Issues of Overseas Registered Chinese-Funded Controlled Enterprises Recognized as Resident Enterprises on the Basis of Actual Management Institutional Standards, which became effective on January 1, 2008. The circular states that overseas Chinese-invested enterprises that meet the following conditions shall determine that they are resident companies of the actual administrative agency in China (hereinafter referred to as non-domestically registered resident enterprises), implement corresponding tax administration and collect corporate income tax on their income from inside and outside China:

(i) the places where senior management personnel responsible for the implementation of daily production and operation management operations and their senior management departments perform their duties are mainly located in China;

(ii) the company’s financial decisions (such as borrowings, lending, financing, financial risk management, etc.) and personnel decisions (such as appointments, dismissals, remunerations, etc.) are determined by institutions or personnel located in China or need to be approved by an organization or person located in China;

(iii) the company’s main property, accounting book, company seal, board of directors and minutes of shareholders’ meetings, etc. are located or stored in China; and

(iv) 50% or more of the voting directors or senior executives of the corporation often reside in China.

On July 27, 2011, the State Administration of Taxation issued an announcement on the issuance of the Administrative Measures on the Income Tax of Overseas-registered Chinese-controlled Holding Enterprises (Trial), which took effect on September 1, 2011. The measure points out that non-domestic-registered resident enterprises shall, in accordance with relevant Chinese laws and regulations and regulations of the competent departments of finance and taxation under the State Council, formulate financial and accounting statements, and shall, within 15 days from the date of receipt of tax registration certificates, submit the enterprise’s financial and accounting systems or financial accounting, the handling methods and related information to the competent tax authorities for the record. Non-domiciled registered resident companies that obtain dividends, bonuses and other equity investment income derived from China, income from interest, rent, royalties, transfer of property income and other income, shall issue a copy of the company’s Certificate of Resident Identity of Overseas-registered Chinese-controlled Enterprises issued by the company. According to Article 26 of the Corporate Income Tax Law of the PRC and Articles 17, 18 and 91 of the Implementation Regulations on Enterprise Income Tax Law of the PRC, the following income of enterprises is tax exempt income:

(i) interest income from government bonds;

(ii) dividends, bonuses and other equity investment gains among eligible resident companies;

(iii) non-resident enterprises that have established establishments in China obtain dividends, dividends, and other equity investment income from resident enterprises that are actually in contact with the institution or site; and

(iv) income of qualified non-profit organizations.

The applicable tax rate for income obtained by non-resident enterprises is 20%. Corporate income tax on income earned by non-resident enterprises is levied at the rate of 10%. That is to say, general overseas companies transferring 10% of the corporate income tax shall be subject to the transfer of equity in Chinese enterprises or the dividend distribution of Chinese enterprises. However, if the non-resident enterprise is a resident enterprise belonging to a country or region that has signed a tax treaty or arrangement with China, it may enjoy preferential tax treaty provisions.

PRC withholding tax

Foreign enterprises have no institutions or places in China, but have obtained profits, interest, rent, royalties and other income from China, or have established institutions or places, but the above-mentioned income has no actual connection with institutions and places. The amount of income is subject to withholding income tax. In accordance with the accrued method, the payer (payer) pays the tax on the proceeds (payments) to the beneficiary (the payee). The withholding income tax belongs to personal income tax or corporate income tax, but it is only a source of income tax control. It is a taxation of a personal income tax or corporate income tax.

In 2008, China began to impose a dividend withholding income tax on foreign-invested enterprises at a tax rate of 20%, generally levied at 10%. Hong Kong, Macao, Singapore, Seychelles and others have signed tax treaties with China or have special taxes. The preferential national tax rate for the countries in the arrangement is as low as 5%. Therefore, when a Hong Kong company affiliated to the group obtains the after-tax profits distributed by the mainland Chinese company it invests, the mainland Chinese company must withhold and pay 5% of the withholding income tax.

In addition, Notice No.88 (2017) on “the Issues Concerning the Direct Investment of Foreign Investors in Distributing the Withholding Income Tax Policy” stipulates that foreign investors who meet the conditions of direct investment shall not be subject to withholding tax.

PRC Business Tax and Value-Added Tax (VAT)

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued a circular on the Full Implementation of the Business Tax Levy of VAT Pilots. The circular indicates that since May 1, 2016, pilots for the change of business tax to VAT have been fully promoted throughout the country, and all business tax taxpayers were included in the scope of the pilot and were changed from paying business tax to paying VAT. According to notice No.36 (2016) issued by the Ministry of Finance and the State Administration of Taxation, the Comprehensive Project replaces Business Tax with Value-added Tax.

Item 4A. Unresolved Staff Comments

Not Applicable to Bonso.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

During the fiscal year ended March 31, 2022, revenues from our scales and pet electronic products segments and from our rental and management segment decreased, as compared to the fiscal year ended March 31, 2021.

We derive our revenues principally from the sale of sensor-based scales and pet electronic products manufactured in China, which together represent 92% of total revenue for the fiscal year ended March 31, 2022. As mentioned in Item 3. – “Key Information – Risk Factors,” we are dependent upon a limited number of major customers for a significant portion of our revenues. Our revenues and business operation are subject to fluctuation if there is a loss of orders from any of our largest customers. Further, the pricing of our scale products is becoming increasingly competitive, especially to our customers in the United States and Germany, who together contributed approximately 87% of our revenue during the fiscal year ended March 31, 2022.

During the fiscal year ended March 31, 2022, we derived approximately $1,225,000 of rental and management income from leasing our real properties to third parties.

Net revenue, (loss)/income from operations and net (loss)/income were approximately $14,801,000, ($2,218,000) and ($2,760,000), respectively, for the fiscal year ended March 31, 2022, $15,590,000, $1,206,000 and $1,771,000, respectively, for the fiscal year ended March 31, 2021 and $13,096,000, $362,000 and $398,000, respectively, for the fiscal year ended March 31, 2020.

Labor costs per worker are increasing in China. In Xinxing, Guangdong, PRC, the minimum wage was RMB 1,010 (or approximately $160) per month beginning in May 1, 2013, RMB 1,210 (or approximately $181) per month beginning in May 1, 2015, RMB 1,410 (or approximately $213) per month beginning in July 1, 2018, and since December 1, 2021 it has been RMB 1,620 (or approximately $257). We believe that future increases in labor costs in China would have a significant effect on our total production costs and results of operations. Our labor costs represented approximately 11.4% of our total production costs in the fiscal year ended March 31, 2022, compared to 12.0% in the fiscal year ended March 31, 2021 and 14.3% in the fiscal year ended March 31, 2020. Total labor costs decreased from approximately $814,000 in the fiscal year ended March 31, 2020 to $715,000 in the fiscal year ended March 31, 2021 and increased to $873,000 in the fiscal year ended March 31, 2022. The increase in overall labor costs was the result of increased minimum wage in the fiscal years ended March 31, 2022. There can be no assurance that labor costs will not increase in the future or that any future increase in labor costs will not have a material adverse effect upon our results of operations.

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

In 2014 we analyzed our product mix and concluded that it would be advisable to eliminate the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. With the decrease in the production and sale of lower margin products and the increase in sale of higher margin products through online platforms, the Company has increased its gross profit margin from 21.9% for the fiscal year ended March 31, 2015 to 48.1% for the fiscal year ended March 31, 2022.

Operating Results

The following table presents selected statement of operations data expressed in thousands of United States Dollars and as a percentage of revenue for the fiscal years indicated below:

Statement of Operations Data	Year Ended March 31,
	2022		2021		2020
	$‘000	%	$’000	%	$’000	%

Net revenue - scales	8,811	59.5	6,494	41.7	5,836	44.5
Net revenue - pet electronic products and others	4,765	32.2	8,063	51.7	6,359	48.6
Net revenue - rental and management	1,225	8.3	1,033	6.6	901	6.9

Net revenue - subtotal	14,801	100.0	15,590	100.0	13,096	100.0

Cost of revenue - scales	(4,472)	(30.2)	(2,282)	(14.6)	(3,194)	(24.4)
Cost of revenue – pet electronic products and others	(2,418)	(16.3)	(2,834)	(18.2)	(1,757	(13.4)
Cost of revenue – rental and management	(789)	(5.4)	(824)	(5.3)	(739)	(5.6)

Cost of revenue – subtotal	(7,679)	(51.9)	(5,940)	(38.1)	(5,690)	(43.4)

Gross profit - scales	4,339	29.3	4,212	27.1	2,642	20.1
Gross profit - pet electronic products and others	2,347	15.9	5,229	33.5	4,602	35.2
Gross profit - rental and management	436	2.9	209	1.3	162	1.3

Gross profit - subtotal	7,122	48.1	9,650	61.9	7,406	56.6

Selling, general and administrative expenses	(9,529)	(64.4)	(8,924)	(57.3)	(7,479)	(57.1)

Other income, net	189	1.3	480	3.1	435	3.3

(Loss) / income from operations	(2,218)	(15.0)	1,206	7.7	362	2.8

Non-operating (expenses) / income, net	(131)	(0.9)	(49)	(0.3)	36	0.3

(Loss) / income before income taxes	(2,349)	(15.9)	1,157	7.4	398	3.0

Income tax (expense) / benefit	(411)	(2.7)	614	4.0	—	—

Net (loss) / income	(2,760)	(18.6)	1,771	11.4	398	3.0

Fiscal year ended March 31, 2022 compared to fiscal year ended March 31, 2021

Net Revenue. Our revenue decreased by approximately $789,000 or 5.1%, from approximately $15,590,000 for the fiscal year ended March 31, 2021 to approximately $14,801,000 for the fiscal year ended March 31, 2022. The decrease was mainly due to decrease in sales of pet electronic products.

The increase in sales revenue from the scales segment was primarily due to higher demand of our scale products from our top customers

The revenue decrease in the pet electronic products and others segment was due to lower demand for pet electronic products. Due to competition from other similar products in the market, both our selling price and our sales volume decreased, and the revenue from pet electronic products and others for the fiscal year ended March 31, 2022 decreased by approximately $3,237 (or 40.5%) as compared to that for the fiscal year ended March 31, 2021.

The revenue increase in the rental and management segment was due to increased monthly rent for some of the tenancy agreements.

Gross Profit. Gross profit as a percentage of revenue was approximately 48.1% during the fiscal year ended March 31, 2022, as compared to approximately 61.9% during the fiscal year ended March 31, 2021. The decrease in gross profit margin was primarily the result of increased material costs and increased labor costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by approximately $605,000 or 6.8%, from approximately $8,924,000 for the fiscal year ended March 31, 2021 to approximately $9,529,000 for the fiscal year ended March 31, 2022. The increase was primarily the result of a recognition of an impairment loss of approximately $522,000 for financial instruments at amortized cost during the fiscal year ended March 31, 2022.

Other Income, Net. Other income, net decreased by approximately $291,000 or 60.6%, from approximately $480,000 for the fiscal year ended March 31, 2021 to approximately $189,000 for the fiscal year ended March 31, 2022. The decrease was primarily the result of a gain on disposal of property, plant and equipment during the fiscal year ended March 31, 2021 while there is no such gain during the fiscal year ended March 31, 2022.

(Loss) / Income from Operations. As a result of the factors described above, income from operations decreased by 283.9% from an income of approximately $1,206,000 for the fiscal year ended March 31, 2021 to a loss of approximately $2,218,000 for the fiscal year ended March 31, 2022.

Non-operating (Expenses) / Income, Net. Non-operating (expenses) / income, net increased approximately $82,000, or 167.3%, from a loss of approximately $49,000 for the fiscal year ended March 31, 2021 to a loss of approximately $131,000 for the fiscal year ended March 31, 2022. The net increase was primarily the result of decreased interest income since less cash were placed in fixed deposits during the fiscal year ended March 31, 2022.

Income Tax (Expense) / Benefit. Income tax (expense) / benefit was approximately $411,000 for the fiscal year ended March 31, 2022 and a benefit of $614,000 for the fiscal year ended March 31, 2021.

Net (Loss) / Income. As a result of the factors described above, consolidated net income decreased from net income of approximately $1,771,000 for the fiscal year ended March 31, 2021 to net loss of approximately $2,760,000 for the fiscal year ended March 31, 2022, a decrease in income of approximately $4,531,000, or 255.8%.

Foreign Currency Translation Adjustments, Net of Tax. Foreign currency translation adjustments, net of tax, decreased from a gain of approximately $1,051,000 for the fiscal year ended March 31, 2021 to a gain of approximately $707,000 for the fiscal year ended March 31, 2022, a decrease of approximately $344,000, or 32.7%. The decreased foreign currency translation, net of tax, was primarily the result of less fluctuation of the Chinese Renminbi against the United States Dollar during the fiscal year ended March 31, 2022.

Comprehensive (Loss) / Income. As a result of the factors described above, our comprehensive income decreased from a gain of approximately $2,822,000 for the fiscal year ended March 31, 2021 to a loss of approximately $2,053,000 for the fiscal year ended March 31, 2022, a decrease of approximately $4,875,000, or 172.7%.

Fiscal year ended March 31, 2021 compared to fiscal year ended March 31, 2020

Net Revenue. Our revenue increased approximately $2,494,000, or 19.0%, from approximately $13,096,000 for the fiscal year ended March 31, 2020 to approximately $15,590,000 for the fiscal year ended March 31, 2021. The increase was mainly due to an increase overall demand for our pet electronic products and electronic scales.

The increase in sales revenue from the scales segment was primarily due to an increase in overall demand for scale products.

The revenue increase in the pet electronic products and others segment was due to an increase demand for our pet products.

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

Income Tax Benefit. Income tax benefit was approximately $614,000 for the fiscal year ended March 31, 2021 and $nil for the fiscal year ended March 31, 2020.

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

The tax rate for our subsidiaries in the PRC has been 25% since 2012. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or to us by Bonso Electronics Limited. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this advantage could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Hong Kong or China.

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

Foreign Currency Exchange Rates

We sell most of our products to international customers. Our principal export markets are North America (mainly the United States), Europe (mainly Germany) and Asia. Other markets are other European countries (such as the United Kingdom), Australia and Africa. Sales to international customers are made directly by us to our customers. We sell all of our products in United States Dollars and Chinese Renminbi and pay for our material components principally in United States Dollars, Hong Kong Dollars and Chinese Renminbi. Most factory expenses incurred are paid in Chinese Renminbi. Because the Hong Kong Dollar is pegged to the United States Dollar, in the past our only material foreign exchange risk arose from potential fluctuations in the Chinese Renminbi and a devaluation in United States Dollars. For the reasons discussed in the paragraphs below, management believes that it may be possible that there will be some fluctuation in the coming year. During the fiscal year ended March 31, 2022, we experienced a foreign currency exchange loss of approximately $79,000.

A summary of our debts from our banking facilities utilized as at March 31, 2022 and 2021 that were subject to foreign currency risk follows:

March 31, 2022	March 31, 2021
US$ in thousands	US$ in thousands

332	992

The amount above is due within one year.

Fluctuations in the value of the Hong Kong Dollar have not been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong Dollar to that of the United States Dollar. However, there can be no assurance that the value of the Hong Kong Dollar will continue to be tied to that of the United States Dollar. China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange. China approved current account convertibility of the Chinese Renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund’s Articles of Agreement on December 1, 1996. These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon. From 1994 until July 2005, the Chinese Renminbi had remained stable against the United States Dollar at approximately 8.28 to 1.00 United States Dollar. On July 21, 2005, the Chinese currency regime was altered to link the RMB to a “basket of currencies,” which includes the United States Dollar, Euro, Japanese Yen and Korean Won. Under the rules, the RMB was allowed to move 0.3% on a daily basis against the United States Dollar. The People's Bank of China, on May 21 2007, widened the RMB trading band from 0.3% daily movement against the United States Dollar to 0.5%. On June 20, 2010, the People's Bank of China increased the flexibility of the exchange rate and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the United States Dollar, although the value of the Renminbi depreciated approximately 2.5% against the United States Dollar in 2014. In August 2015, the People's Bank of China changed the way it calculates the mid-point price of Renminbi against the United States Dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 5.8% against the United States Dollar, and between December 31, 2015 through July 15, 2022 it has depreciated by approximately 4.1% against the U.S. Dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the United States Dollar. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the United States Dollar in the future. As of July 15, 2022, the RMB was valued at 6.7554 per U.S. Dollar as compared to 6.4604 per U.S. Dollar as of July 15, 2021.

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

Operating activities used approximately $1,982,000 of net cash during the fiscal year ended March 31, 2022, as compared to approximately $1,984,000 of net cash generated for the fiscal year ended March 31, 2021. This decrease in the amount of cash generated by operating activities was primarily attributable to the net loss incurred in the operating activities for the fiscal year ended March 31, 2022.

Investing activities used approximately $1,141,000 of net cash during the fiscal year ended March 31, 2022, as compared to approximately $164,000 of net cash used during the fiscal year ended March 31, 2021. The increase in net cash used is primarily the result of an increase in spending on the construction of a factory building of approximately $573,000 and a decrease in proceeds from disposal of property, plant and equipment of approximately $889,000 during the fiscal year ended March 31, 2022.

Financing activities used approximately $659,000 of net cash during the fiscal year ended March 31, 2022, as compared to approximately $1,140,000 of net cash used during the fiscal year ended March 31, 2021. The decrease in net cash used in financing activities is the result of a lower amount used in the repayment of bank loans after a term loan was fully repaid during the fiscal year ended March 31, 2022.

As of March 31, 2022, we had approximately $6,740,000 in cash and cash equivalents, as compared to approximately $10,060,000 in cash and cash equivalents as of March 31, 2021. Working capital at March 31, 2022 was approximately $6,874,000, as compared to approximately $7,987,000 at March 31, 2021. The decrease in working capital was primarily the result of the net loss incurred in operating activities for the fiscal year ended March 31, 2022. We believe there are no material restrictions (including foreign exchange controls) on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product/material purchases. We believe our working capital is sufficient for our present requirements.

As of March 31, 2022, we had approximately $1,493,000 in net trade receivables, as compared to approximately $1,279,000 as of March 31, 2021. This increase of approximately $214,000 was primarily attributable to increased sales to major customers with open accounts before March 31, 2022 compared to that before March 31, 2021.

As of March 31, 2022, we had approximately $2,127,000 in inventories, as compared to approximately $1,097,000 as of March 31, 2021. This increase of approximately $1,030,000 was primarily attributable to the preparation of more inventory for selling online, and the storing of more raw materials (integrated circuits, for example) in light of the fact that we expect that prices of raw materials will continue to rise.

As of March 31, 2022, we had a total of approximately $605,000 in notes and accounts payable, as compared to approximately $597,000 as of March 31, 2021. The increase of approximately $8,000 was primarily attributable to increased raw materials purchased before March 31, 2022.

As of March 31, 2022, we had in place general banking facilities with one financial institution with amounts available aggregating approximately $5,128,000 (2021: $5,128,000). Such facility includes the ability to obtain overdrafts, letters of credit, short-term notes payable, factoring, short-term loans, long-term loans and financial instruments. As of March 31, 2022, we had utilized approximately $332,000 from this general banking facility. Interest on this indebtedness fluctuates with the prime rate and the Hong Kong Interbank Offer Rate as set by the Hong Kong Bankers Association. The bank credit facility is collateralized by our bank guarantee, an investment property of the Company and the rental assignment over such property, a life insurance contract and a listed debt instrument. Our bank credit facility is due for renewal annually. We anticipate that the banking facility will be renewed on substantially the same terms and our utilization in the next year will remain at a similar level as that in the current year. During the fiscal years ended March 31, 2022 and 2021, we paid a total of approximately $16,000 and $33,000, respectively, in interest on indebtedness.

Our current ratio increased from 2.47 as of March 31, 2021 to 2.48 as of March 31, 2022. Our quick ratio decreased from 2.27 as of March 31, 2021 to 2.02 as of March 31, 2022.

As of March 31, 2022, we expect to spend approximately $87,000 on additional construction, leasehold improvements, new machinery and tooling in our Xinxing manufacturing facility in the next twelve months.

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

Commitments

The following table sets forth information with respect to our commitments as of March 31, 2022:

		Payments due by Period
	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Bank loans	332	332	—	—	—
Construction in Xinxing, and mould	87	87	—	—	—
Income tax liabilities	-	-	—	—	—
Total	419	419	—	—	—

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

Revenue Recognition

The Company follows ASC Topic 606, “Revenue from Contracts with Customers (Topic 606)”, which supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition”. Topic 606 requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

Product sales

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of electronic scales and pet electronic products directly to customers. The Company sells goods to customers based on purchase orders received from the customers. The Company has determined there is one performance obligation for each model included in the purchase orders. The performance obligation is considered to be met and revenue is recognized when the customer obtains control of the goods, which is generally the point at which products are leaving the ports of Hong Kong, Shenzhen or Nansha (Guangzhou), or when risks and rewards are transferred to the customer. The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the years ended March 31, 2022 and 2021.

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

During the year ended March 31, 2020, the Company began to sell its products through Amazon’s online platform. Customers purchasing products through Amazon have a 30-day right of return from the date of receipt of the product. The Company recorded a refund liability of approximately $28,000 at March 31, 2022 (2021: $29,000; 2020: $69,000) for these expected returns, which was based on the average monthly returns received for Amazon sales.

Value-added taxes and surcharges

The Company presents revenue net of value-added taxes (“VAT”) and surcharges incurred. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. VAT, business taxes and surcharges collected from customers, net of VAT paid for purchases, are recorded as a liability in the consolidated balance sheets until these are paid to the tax authorities.

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

Contract balances

The Company did not recognize any contract asset as of March 31, 2022 or March 31, 2021. The timing between the recognition of revenue and receipt of payment is not significant. The Company’s contract liabilities consist of deposits received from customers. As of March 31, 2022 and 2021, the balances of the contract liabilities are approximately $320,000 and $317,000, respectively. All contract liabilities at the beginning of the year ended March 31, 2022 were recognized as revenue during the year ended March 31, 2022 and all contract liabilities as of the end of the year ended March 31, 2022 are expected to be realized in the following year.

Lease Revenue

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

Trend Information

We continue to be dependent upon a limited number of customers for a significant portion of our revenues, and the loss of any of these customers could have a material adverse effect upon us and our results of operations. As of March 31, 2022, our backlog of manufacturing orders was approximately $1,737,000 as compared to approximately $1,326,000 as of March 31, 2021. We expect that the demand for our products in the fiscal year ending March 31, 2023 will be similar to that in the fiscal year ended March 31, 2022.

Recent Accounting Pronouncements

The new accounting pronouncements in the United States that may be relevant to the Group are as follows:

Recently adopted accounting pronouncements:

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. Effective April 1, 2021, the Company adopted ASU 2019-12, which did not have a material impact on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted:

In May 2021, the FASB issued ASU 2021-04, “Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options” (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have a material impact on the Company’s consolidated financial statement presentation or disclosures.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers to improve the accounting for acquired revenue contracts with customers in a business combination” (“ASU 2021-08”). ASU 2021-08 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2022. The adoption of ASU 2021-08 is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance” (“ASU 2021-10”). This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The adoption of ASU 2021-10 is not expected to have a material impact on the Company’s consolidated financial statements.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our Board of Directors and executive officers are listed below:

Name	Age	Position with Bonso
Anthony So	78	Chairman of the Board and Director
Andrew So	36	Deputy Chairman of the Board, President, Chief Executive Officer and Director
Albert So	44	Director, Chief Financial Officer, Treasurer, Financial Controller and Secretary
Kim Wah Chung	64	Director, Director of Engineering and Research and Development
Woo-Ping Fok	73	Director
Henry F. Schlueter	71	Director and Assistant Secretary

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

Compensation

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2022 to all directors and officers as a group for services in all capacities was approximately $1,441,000. Total compensation for the benefit of Anthony So was approximately $643,000, for the benefit of Kim Wah Chung was approximately $171,000, for the benefit of Andrew So was approximately $383,000, for the benefit of Albert So was approximately $184,000, for the benefit of Henry F. Schlueter was an aggregate of approximately $60,000, and for the benefit of Woo-Ping Fok was an aggregate of approximately $nil. One of the properties of the Company in Hong Kong is also provided to Mr. Anthony So for his accommodation. The approximately $60,000 paid for the benefit of Mr. Schlueter was paid to Schlueter & Associates, P.C., for legal services rendered. The amount for the year ended March 31, 2022 included unpaid vacation payments of approximately $43,000, $11,000, $15,000 and $12,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2022, other than contributions to our Provident Fund Plan, which aggregated $18,000 for officers and directors.

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

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at July 15, 2022.

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

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government and commenced in December 2000. BEL joined the MPF by implementing a plan with a major international assurance company. All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, are eligible to join the MPF. Eligible employees’ and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a current maximum mandatory contribution of HK$1,500 (US$192) monthly.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

(b)	The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group’s total contributions to the above schemes for the years ended March 31, 2020, 2021 and 2022 amounted to approximately $258,000, $149,000 and $345,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

Audit Committee

Mr. Woo-Ping Fok is the sole member of the Audit Committee and Mr. Schlueter serves as an ad hoc member. Mr. Fok is “independent” as defined in the NASDAQ listing standards, and Mr. Schlueter may not be considered “independent” since his law firm serves as the Company’s United States counsel.

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

Employees

At March 31, 2022, we employed a total of 208 persons (8 in Hong Kong and 200 in China), as compared to 210 at March 31, 2021 (8 in Hong Kong and 202 in China). Our number of employees has decreased each year since March 31, 2015 when we employed 528 persons. Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

Share Ownership

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of July 15, 2022:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership(1)
Anthony So	2,431,770	(2)	150,000		2,581,770	51.6%
Andrew So	483,540		125,000	(4)	608,540	12.2%
Albert So	269,459		60,000	(5)	329,459	6.7%
Kim Wah Chung	133,700		40,000	(6)	173,700	3.6%
Woo-Ping Fok	91,507		25,000	(7)	116,507	2.4%
Henry F. Schlueter	9,567		25,000	(8)	34,567	0.7%
All Directors and Officers as a group (6 persons)	3,419,543		425,000		3,844,543	72.8%

(1)

The number of shares outstanding is 4,857,187 shares, with 5,828,205 total number of shares issued, of which 971,018 shares are held in treasury. The calculations herein are based on the number of shares outstanding of 4,857,187. Under the rules of the SEC, shares of common stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

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

As of July 15, 2015, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan. Options for 425,000 shares were exercised during the fiscal year ended March 31, 2020, resulting in the issuance of 284,566 shares of common stock and the surrender of 140,434 options in connection with cashless exercises. The options for 425,000 shares that remain outstanding as of March 31, 2022 will expire on March 31, 2025 if not previously exercised.

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

As of March 31, 2022, no shares had been granted under the Stock Bonus Plan.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of July 15, 2022, beneficial ownership of our common stock by each person, to the best of our knowledge, known to own beneficially 5% or more of our common stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Shares of Common Stock Owned		Options to Purchase Common Stock	Percent of Beneficial Ownership(1)
Anthony So	2,431,770	(2)	150,000	51.6%
Andrew So	483,540		125,000	12.2%
Albert So	269,459		60,000	6.7%
CAS Corporation	290,654	(3)	—	6.0%

(1)	The number of shares outstanding is 4,857,187 shares, with 5,828,205 total number of shares issued, of which 971,018 shares are held in treasury. The calculations above are based upon the number of shares outstanding of 4,857,187. Under the rules of the SEC, shares of common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(3)	According to the Schedule 13D filed by CAS Corporation on December 11, 2007.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

Related Party Transactions

We paid Schlueter & Associates, P.C. an aggregate of approximately $60,000 in each of the fiscal years ended March 31, 2020, 2021 and 2022 for legal fees. Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

One of the Company’s subsidiaries in Shenzhen, PRC, rents an apartment unit located in Shenzhen from Mr. Anthony So, a director of the Company, for staff quarters. The monthly rental payment for the unit is approximately $317. The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2022 was approximately $4,000 (2021: $4,000; 2020: $3,000). The rental agreement for this apartment unit terminates on July 31, 2023.

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

The following table sets forth the high and low sale prices for each of the last five years:

Period	High	Low
April 1, 2015 to March 31, 2016	$3.25	$1.00
April 1, 2016 to March 31, 2017	$4.25	$1.23
April 1, 2017 to March 31, 2018	$4.10	$1.96
April 1, 2018 to March 31, 2019	$5.04	$1.62
April 1, 2019 to March 31, 2020	$3.06	$1.72
April 1, 2020 to March 31, 2021	$10.44	$1.94
April 1, 2021 to March 31, 2022	$12.70	$3.05

The following table sets forth the high and low sale prices during each of the quarters in the two-year period ended June 30, 2022.

Period	High	Low
July 1, 2020 to September 30, 2020	$5.60	$2.44
October 1, 2020 to December 31, 2020	$10.44	$3.65
January 1, 2021 to March 31, 2021	$8.00	$4.72
April 1, 2021 to June 30, 2021	$12.70	$5.80
July 1, 2021 to September 30, 2021	$9.77	$5.88
October 1, 2021 to December 31, 2021	$6.14	$4.02
January 1, 2022 to March 31, 2022	$4.59	$3.05
April 1, 2022 to June 30, 2022	$3.67	$2.26

The following table sets forth the high and low sale prices during each of the most recent six months.

Period	High	Low
January 2022	$4.59	$3.17
February 2022	$4.40	$3.30
March 2022	$4.24	$3.05
April 2022	$3.67	$2.77
May 2022	$3.08	$2.26
June 2022	$3.20	$2.51

On July 15, 2022, the closing price of our common stock was $3.39. Of the 5,828,205 shares of common stock issued as of July 15, 2022, 4,857,187 shares were outstanding, 1,883,156 shares were held in the United States by 125 holders of record and 971,018 shares were held by the Company as treasury stock. We have 141 shareholders of record.

Transfer and Warrant Agent

The transfer agent and registrar for the common stock is Computershare, 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado 80129.

Item 10. Additional Information

Share Capital

Our authorized capital is $170,000, consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Stockholders’ Equity for the fiscal years ended March 31, 2020, 2021 and 2022 included herein in Item 18.

At July 15, 2022, there were 5,828,205 shares of our common stock issued, 4,857,187 shares were outstanding and 971,018 shares were held by the Company in treasury. All shares were fully paid. In addition, we had outstanding 425,000 options to purchase common stock as follows:

Number of Options	Exercise Price per Share	Expiration Date
425,000	$1.50	March 31, 2025

At July 15, 2022, there were no shares of our preferred stock outstanding.

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

A foreign corporation will be treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, (i) U.S. holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain; and (ii) distributions paid by us to our United States holders could also be subject to an interest charge. In addition, we would not provide information to our United States holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.

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

Interest Rate Risk

Our interest rate risk primarily arises from our bank borrowings and our general banking facilities. As at March 31, 2022, we had utilized approximately $332,000 of our total banking facilities of approximately $5,128,000. Based on the maturity profile and composition of our long-term debt and general banking facilities, including the fact that our banking facilities are at variable interest rates, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. We intend to manage our interest rate risk through appropriate borrowing strategies. We have not entered into interest rate swap or risk management agreements; however, it is possible that we may do so in the future.

A summary of our debts at March 31, 2022 that were subject to variable interest rates is below:

	March 31,	Interest
	2022	Rate
Notes payable	$74,000	HIBOR(1) +2.50%
Short term loans(2)	$66,000	HIBOR(1) +2.25%
Long term loans(2)	$192,000	HIBOR(1) +2.00%

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

A change in the interest rate of 1% will increase or decrease the interest expense of the Company by approximately $7,000.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Company’s management directed that an evaluation of our disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 under the Exchange Act, be conducted as of March 31, 2022. Our Company's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

In making this assessment, management used the criteria established in 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, have concluded that, as of March 31, 2022, there were certain material weaknesses in our internal controls over financial reporting related to our financial closing process, the lack of trained accounting personnel and the failure to enter certain transactions into the accounting records on a timely basis. All of these weaknesses were identified in the Form 20-F that we filed during the previous year. As a result of that evaluation and other assessments and observations, management concluded that both our internal controls over financial reporting and disclosure controls and procedures for the fiscal year ended March 31, 2022, were ineffective.

•	We have not maintained effective internal control over the financial closing process to provide reasonable assurance that the financial statements (including our interim financial statements) are prepared in accordance with Generally Accepted Accounting Principles (GAAP).

•	We did not have:

•	a sufficient number of experienced personnel in our accounting and finance departments to provide reasonable assurance that transactions were being recorded, and adequate supervisory reviews and monitoring activities over financial reporting matters and controls performed, as necessary to permit the preparation of the financial statements (including our interim financial statements) in accordance with GAAP;

•	timely and accurate preparation and review of period-end account analyses and timely disposition of any required adjustments; and

•	adequate training of and communication to employees regarding their duties and control responsibilities within the accounting and finance organization to ensure that processes and control activities were being carried out appropriately.

•	Due to the limitation of the our inventory information system, we update all closing inventory costs with the latest purchase price periodically instead of the actual purchase price, which may lead to an incorrect inventory balance as of the year end and incorrect cost of goods sold during the year.

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

Audit Fees

The aggregate fees billed by MSPC Certified Public Accountants and Advisors, A professional Corporation. for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2022 and 2021 were approximately $160,000 and approximately $150,000, respectively.

Audit Related Fees

There were no fees billed by MSPC Certified Public Accountants and Advisors, A Professional Corporation for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal years ended March 31, 2022 or 2021.

Tax Fees

The aggregate fees billed for professional services rendered for tax compliance for the fiscal years ended March 31, 2022 and 2021 were $nil and $nil, respectively.

Other Fees

No other fees were incurred or billed to us by our auditors for agreed-upon procedures rendered during the fiscal years ended March 31, 2022 or 2021.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. From November 2006 through April 2018, the Board of Directors increased the amount of authorized repurchases to $6,000,000. As of March 31, 2022, the Company has repurchased 1,005,018 shares of its common stock and expended approximately $3,174,000 to repurchase those shares. Effective April 25, 2018, with the adoption of the above-mentioned increase, the Company had up to approximately $3,499,000 available to fund additional repurchases of the Company’s common stock, $2,826,000 of which remains available as of the date of this Annual Report. As of March 31, 2022, the Company had 5,828,205 shares of its common stock issued and outstanding.

The following table contains the Company’s purchases of equity securities during the fiscal year ended March 31, 2022.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2021 to April 30, 2021	—	$—	—	$2,826,000
May 1, 2021 to May 31, 2021	—	$—	—	$2,826,000
June 1, 2021 to June 31, 201	—	$—	—	$2,826,000
July 1, 2021 to July 31, 2021	—	$—	—	$2,826,000
August 1, 2021 to August 31, 2021	—	$—	—	$2,826,000
September 1, 2021 to September 30, 2021	—	$—	—	$2,826,000
October 1, 2021 to October 31, 2021	—	$—	—	$2,826,000
November 1, 2021 to November 30, 2021	—	$—	—	$2,826,000
December 1, 2021 to December 31, 2021	—	$—	—	$2,826,000
January 1, 2022 to January 31, 2022	—	$—	—	$2,826,000
February 1, 2022 to February 28, 2022	—	$—	—	$2,826,000
March 1, 2022 to March 31, 2022	—	$—	—	$2,826,000
TOTAL	—	$—	—	$2,826,000

As of July 15, 2022, 34,000 repurchased shares had been removed from the total number of shares issued. The Company (through its subsidiary) had repurchased and held an aggregate of 1,005,018 shares of its common stock. The Company may from time to time repurchase additional shares of its common stock under this program.

Item 16F. Changes in Registrant’s Certifying Accountants.

On March 29, 2021, Moore Stephens CPA Limited resigned and the Company engaged MSPC Certified Public Accountants and Advisors, A Professional Corporation as its independent public accountants for the fiscal year ended March 31, 2021. The resignation of Moore Stephens CPA Limited and the engagement of MSPC Certified Public Accountants and Advisors, A Professional Corporation as the Company’s auditors for the fiscal year ended March 31, 2021, was disclosed in a Form 6-K filed with the SEC on March 31, 2021.

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

Dated: August 15, 2022	BONSO ELECTRONICS INTERNATIONAL INC.

	By:	/s/ Andrew So
Andrew So, Chief Executive Officer and Director

Dated: August 15, 2022

	By:	/s/ Albert So
Albert So, Chief Financial Officer, Treasurer and Secretary

Bonso Electronics International Inc.

(Incorporated in the British Virgin Islands)

Consolidated Financial Statements

March 31, 2022

Bonso Electronics International Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Bonso Electronics International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and Subsidiaries (the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive Income, changes in stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to the accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ MSPC Certified Public Accountants and Advisors, A Professional Corporation

MSPC

Certified Public Accountants and Advisors, A Professional Corporation

We have served as the Company’s auditor since 2021.

New York, New York

August 15, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Bonso Electronics International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of operations and comprehensive income, changes in stockholders’ equity, and cash flows of Bonso Electronics International Inc. and subsidiaries (the “Company”) for the year ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Moore Stephens CPA Limited

Certified Public Accountants

We began serving as the Company’s auditor in fiscal year 2009. In fiscal year 2021, we became the predecessor auditor.

Hong Kong

August 17, 2020

Bonso Electronics International Inc.

Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31,
	2021	2022
	$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents	10,060	6,740
Trade receivables, net	1,279	1,493
Other receivables, deposits and prepayments	466	762
Inventories	1,097	2,127
Income tax recoverable	5	5
Financial instruments at fair value	504	395
Total current assets	13,411	11,522

Investment in life insurance contract	163	167

Financial instruments at amortized cost	523	—

Property, plant and equipment, net	9,500	9,995

Intangible assets, net	1,813	1,600

Deferred tax asset	779	333

Right-of-use assets	232	133
Total assets	26,421	23,750
Liabilities and stockholders’ equity

Current liabilities

Notes payable – secured	25	74
Bank loans – secured	967	258
Accounts payable	572	531
Contract liabilities	317	320
Accrued charges and deposits	3,165	3,243
Refund liabilities	29	28
Payable to affiliated parties	79	80
Income tax payable	165	—
Lease liabilities	105	114
Total current liabilities	5,424	4,648

Lease liabilities (non-current)	127	19
Long-term loan	2,773	2,922
Long-term deposit received	701	818
Total liabilities	9,025	8,407
Commitments and contingent liabilities

Stockholders’ equity
Preferred stock par value $0.03 per share - $0.01 par value (authorized: 10,000,000 shares; no shares issued and outstanding as of March 31, 2021 and 2022)	—	—
Common stock par value $0.003 per share - authorized shares - 23,333,334 - issued shares: March 31, 2021: 5,828,205; March 31, 2022: 5,828,205. - outstanding shares: March 31, 2021: 4,857,187; March 31, 2022: 4,857,187.	17	17
Additional paid-in capital	22,795	22,795
Treasury stock at cost: March 31, 2021: 971,018; March 31, 2022: 971,018.	(3,082)	(3,082)
Accumulated deficit	(4,323)	(7,083)
Accumulated other comprehensive income	1,989	2,696
Total stockholders' equity	17,396	15,343
Total liabilities and stockholders’ equity	26,421	23,750

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

	Years ended March 31,
	2020	2021	2022
	$ in thousands	$ in thousands	$ in thousands

Net revenue	13,096	15,590	14,801
Cost of revenue	(5,690)	(5,940)	(7,679)
Gross profit	7,406	9,650	7,122

Selling, general and administrative expenses	(7,479)	(8,924)	(9,529)
Other income, net	435	480	189
Income / (loss) from operations	362	1,206	(2,218)
Non-operating income / (expenses), net	36	(49)	(131)
Income / (loss) before income taxes	398	1,157	(2,349)
Income tax benefit / (expense)	—	614	(411)
Net income / (loss)	398	1,771	(2,760)

Other comprehensive (loss) / income, net of tax:
Foreign currency translation adjustments, net of tax	(985)	1,051	707
Comprehensive (loss) / income	(587)	2,822	(2,053)

Net income / (loss) attributable to common shareholders	398	1,771	(2,760)

Net earnings / (loss) per share
- basic	$0.09	$0.36	$(0.57)
Weighted average number of shares outstanding in calculating net earnings per share
- basic	4,646,966	4,880,422	4,857,187

Net earnings / (loss) per share
- diluted	$0.08	$0.34	$(0.57)
Weighted average number of shares outstanding in calculating net earnings per share
- diluted	4,816,736	5,145,260	4,857,187

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in United States Dollars)

	Common stock			Treasury stock
	Shares Issued	Amount outstanding	Additional paid-in capital	Treasury Shares held	Amount outstanding	Accumulated deficit	Accumulated other comprehensive income-foreign currency adjustments	Total stockholders’ equity
		$ in thousands	$ in thousands		$ in thousands	$ in thousands	$ in thousands	$ in thousands

Balance, March 31, 2019	5,543,639	17	22,474	872,866	(2,773)	(6,492)	1,923	15,149
Net income	—	—	—	—	—	398	—	398

Shares repurchased (Note 13(a))	—	—	—	48,873	(119)	—	—	(119)
Options exercised (Note 14(c))	284,566	—	321	—	—	—	—	321
Foreign currency translation adjustments	—	—	—	—	—	—	(985)	(985)

Balance, March 31, 2020	5,828,205	17	22,795	921,739	(2,892)	(6,094)	938	14,764
Net income	—	—	—	—	—	1,771	—	1,771
Shares repurchased (Note 13(a))	—	—	—	49,279	(190)	—	—	(190)
Foreign currency translation adjustments	—	—	—	—	—	—	1,051	1,051

Balance, March 31, 2021	5,828,205	17	22,795	971,018	(3,082)	(4,323)	1,989	17,396
Net loss	—	—	—	—	—	(2,760)	—	(2,760)
Foreign currency translation adjustments	—	—	—	—	—	—	707	707

Balance, March 31, 2022	5,828,205	17	22,795	971,018	(3,082)	(7,083)	2,696	15,343

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Years Ended March 31,
	2020	2021	2022
	$ in thousands	$ in thousands	$ in thousands

Cash flows from operating activities
Net income / (loss)	398	1,771	(2,760)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	841	812	856
Amortization	264	269	285
Loss / (gain) on disposal of property, plant and equipment	3	(237)	8
Write-down of inventories	87	108	284
Change in cash surrender value of life insurance contract	(5)	(5)	(4)
Change in fair value of financial instruments	5	(17)	12
Dividend income from financial instruments at fair value	(4)	(4)	(7)
Coupons received from financial instruments at amortized cost	(79)	(48)	(48)
Loss / (gain) from sale of financial instruments at fair value	1	(6)	107
Loss from redemption of financial instruments at amortized cost	4	—	—
Interest expense	114	125	118
(Increase) / decrease in deferred tax asset	—	(779)	446
Impairment on financial instruments at amortized cost	—	—	522

Changes in assets and liabilities:
Trade receivables	(230)	(462)	(214)
Other receivables, deposits and prepayments	(203)	214	(296)
Inventories	(513)	62	(1,314)
Right-of-use assets	(308)	90	99
Accounts payable	379	(248)	(41)
Contract liabilities	(5)	305	3
Accrued charges and deposits	20	(28)	78
Refund liabilities	69	(40)	(1)
Payable to affiliated parties	24	(1)	1
Income tax liabilities	—	165	(165)
Lease liabilities	308	(90)	(99)
Long-term deposit received	(45)	54	117
Long-term loan	33	(26)	31

Net cash provided by / (used in) operating activities	1,158	1,984	(1,982)

Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	32	909	20
Acquisition of property, plant and equipment	(260)	(700)	(1,205)
Acquisition of financial instruments at fair value	(68)	(613)	(812)
Acquisition of financial instruments at amortized cost	(1,007)	—	—
Coupons received from financial instruments at amortized cost	59	48	48
Proceeds from sale of financial instruments at fair value	110	188	801
Proceeds from redemption of financial instruments at amortized cost	500	—	—
Dividends received from financial instruments at fair value	4	4	7

Net cash used in investing activities	(630)	(164)	(1,141)

Cash flows from financing activities
Finance lease payments	(28)	(5)	—
Advance from notes payable	14	52	228
Repayment of notes payable	(14)	(27)	(178)
Advance from bank loans	1,769	—	—
Repayment of bank loans	(278)	(970)	(709)
Stock repurchase	(119)	(190)	—
Proceeds from options exercised	323	—	—

Net cash generated / (used in) from financing activities	1,667	(1,140)	(659)

Net increase / (decrease) in cash and cash equivalents	2,195	680	(3,782)
Effect of exchange rate changes on cash and cash equivalents	(611)	269	462
Cash and cash equivalents, beginning of year	7,527	9,111	10,060

Cash and cash equivalents, end of year	9,111	10,060	6,740

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	64	33	16
Income tax	—	—	130

See notes to these consolidated financial statements.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and organization

Bonso Electronics International Inc. and its subsidiaries (collectively, the “Company” or “Group”) are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, pet electronic products and other products. Further, the Group also rents or leases both factory facilities and equipment not being currently used to third parties.

Particulars of principal subsidiaries as of March 31, 2021 and 2022 are as follows:

Name of company	Place of incorporation and kind of legal entity	Particulars of issued capital/ registered capital	Percentage of capital held by the Company		Principal activities
			2021	2022
Bonso Electronics Limited * (“BEL”)	Hong Kong, limited liability company	HK$5,000,000 (US$641,026)	100%	100%	Investment holding, providing management and administrative support to the Group companies
Bonso Investment Limited (“BIL”)	Hong Kong, limited liability company	HK$3,000,000 (US$384,615)	100%	100%	Investment holding and property investment
Bonso Electronics (Shenzhen) Company, Limited (“BESCL”)	PRC, limited liability company	US$12,621,222	100%	100%	Investment holding and property rental
Bonso Advanced Technology Limited * (“BATL”)	Hong Kong, limited liability company	HK$1,000,000 (US$128,205)	100%	100%	Investment holding and trading of scales and pet electronic products
Bonso Advanced Technology (Xinxing) Company, Limited (“BATXXCL”)	PRC, limited liability company	US$10,000,000	100%	100%	Production of scales and pet electronic products and property rental
Bonso Technology (Shenzhen) Company, Limited (“BTL”)	PRC, limited liability company	HK$200,000	100%	100%	Product development
Modus Pets Inc. (“MPI”)	Neveda, USA	US$75,000	100%	100%	Trading of scales and pet electronic products
*	Shares directly held by the Company

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

1	Description of business and organization (Continued)

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

The travel restrictions imposed as a result of the COVID-19 pandemic had a material negative impact on the Company’s operations. The Company is not able to send its sales and marketing teams to visit our overseas customers and potential customers. And the Company’s promotion events like trade exhibitions are limited due to travel restrictions in China. Under normal circumstances, the Company’s management regularly travels from Hong Kong to the Shenzhen office and Xinxing factory. Our staff are required to be quarantined in designated hotels for 14 to 21 days when they travel from Hong Kong to the PRC cities. (Effective from June 29, 2022, the length of the quarantine was reduced to seven days and three days home health monitoring.) The inability to travel regularly has affected the Company’s operations.

The extent to which COVID-19 negatively impacts our business results is highly uncertain and cannot be accurately predicted. The magnitude of this negative effect on the continuity of our business operation and supply chains in China remains uncertain. These uncertainties impede our ability to conduct our daily operations and could materially and adversely affect our business, financial condition and results of operations. The Company did not record any asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2022 (2021: $nil 0). The Company continue to evaluate the nature and extent of the impact of the COVID-19 outbreak on our financial condition, results of operations and cash flows.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Summary of significant accounting policies

The significant accounting policies are as follows:

(a)	Principles of consolidation

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

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments. The Company has no cash equivalents as of March 31, 2021 and 2022.

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Summary of significant accounting policies (Continued)

(d)	Trade receivables and allowance for expected credit losses

Trade receivables primarily represent amounts due from customers, that are typically non-interest bearing and are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns, if any. Trade receivables are considered overdue when settlement does not occur within the payment terms. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing trade receivables. Bad debt expense is included in administrative and general expenses.

The Company recognizes an allowance for expected credit losses to ensure accounts and other receivables are not overstated due to uncollectibility. Allowance for doubtful receivables is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional allowance for individual accounts is recorded when the Company becomes aware of customers’ or other debtors’ inability to meet their financial obligations, such as bankruptcy filings or deterioration in the customer’s or other debtor’s operating results or financial position. If circumstances related to customers or debtors change, estimates of the recoverability of receivables will be further adjusted. Trade receivable balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

The Company complies with ASC 740 for uncertainty in income taxes recognized in financial statements. ASC 740 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company’s accounting policy is to treat interest and penalties as components of income taxes. The Company’s income tax returns through the fiscal year ended March 31, 2021 have been assessed by the tax authorities.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Summary of significant accounting policies (Continued)

(f)	Intangible assets

Land use rights held by the Company are included in intangible assets. The granted useful life of the land use rights is 50 years. They are stated at cost and amortized on a straight-line basis over a maximum period of 30 years, in accordance with the business licenses expiring in 2024.

(g)	Property, plants and equipment, net
(i)	Property, plant and equipment are stated at cost less accumulated depreciation. Buildings are depreciated on a straight-line basis over 20 to 66 years, representing the shorter of the remaining term of the lease or the expected useful life to the Company.
(ii)	Other categories of property, plant and equipment are carried at cost and depreciated using the straight-line method over their expected useful lives to the Company. The principal estimated useful lives for depreciation are:
Plant and machinery	- 10 years
Furniture, fixtures and equipment	- 5 to 10 years
Motor vehicles	- 5 years

(iii)	Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.
(iv)	The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year when it is incurred.
(v)	Any gain or loss on disposal is included in the consolidated statements of operations and comprehensive income.

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Summary of significant accounting policies (Continued)

(j)	Financial instruments at fair value

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
F-13

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Summary of significant accounting policies (Continued)

(l)	Revenue recognition

The Company follows ASC Topic 606, “Revenue from Contracts with Customers (Topic 606)”, which supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition”. Topic 606 requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

Product sales

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of electronic scales and pet electronic products directly to customers. The Company sells goods to customers based on purchase orders received from the customers. The Company has determined there is one performance obligation for each model included in the purchase orders. The performance obligation is considered to be met and revenue is recognized when the customer obtains control of the goods, which is generally the point at which products are leaving the ports of Hong Kong, Shenzhen or Nansha (Guangzhou), or when risks and rewards are transferred to the customer. The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the years ended March 31, 2022 and 2021.

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

During the year ended March 31, 2020, the Company began to sell its products through Amazon’s online platform. Customers purchasing products through Amazon have a 30-day right of return from the date of receipt of the product. The Company recorded a refund liability of approximately $28,000 at March 31, 2022 (2021: $29,000; 2020: $69,000) for these expected returns, which was based on the average monthly returns received for Amazon sales.
F-14

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Summary of significant accounting policies (Continued)

(l)	Revenue recognition (Continued)

Value-added taxes and surcharges

The Company presents revenue net of value-added taxes (“VAT”) and surcharges incurred. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. VAT, business taxes and surcharges collected from customers, net of VAT paid for purchases, are recorded as a liability in the consolidated balance sheets until these are paid to the tax authorities.

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

Contract balances

The Company did not recognize any contract asset as of March 31, 2021 and March 31, 2022. The timing between the recognition of revenue and receipt of payment is not significant. The Company’s contract liabilities consist of deposits received from customers. As of March 31, 2021 and 2022, the balances of the contract liabilities are approximately $317,000 and $320,000, respectively. All contract liabilities at the beginning of the year ended March 31, 2022 were recognized as revenue during the year ended March 31, 2022 and all contract liabilities as of the end of the year ended March 31, 2022 are expected to be realized in the following year.

(m)	Lease revenue

Lease income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee’s obligation to pay rent.

(n)	Research and development costs

Research and development costs include salaries, utilities and contractor fees that are directly attributable to the conduct of research and development progress primarily related to the development of new design of products. Research and development costs are expensed as incurred. Research and development costs of approximately $213,000, $229,000 and $237,000 were charged to operations for the years ended March 31, 2020, 2021 and 2022, respectively.

(o)	Advertising

Advertising costs are expensed as incurred and are included within selling, general and administrative expenses. Advertising costs were approximately $103,000, $30,000 and $15,000 for the fiscal years ended March 31, 2020, 2021 and 2022, respectively.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Summary of significant accounting policies (Continued)

(p)	Foreign currency translations
(i)	The Company’s functional currency is the United States dollar. Transactions denominated in non-United States dollar currencies of foreign subsidiaries where the United States dollar is the functional currency are translated into United States dollars at the exchange rates existing at date of transaction. The translation of local currencies into United States dollars at the balance sheet date creates transaction adjustments which are included in net income. Exchange differences are recorded in the statements of operations and comprehensive income.
(ii)	The financial statements of foreign subsidiaries, where non-United States dollar currencies are the functional currencies, are translated into United States dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for the statement of operations. Adjustments resulting from translation of these financial statements are reflected as a separate component of stockholders’ equity in accumulated other comprehensive income.

(q)	Stock options and warrants

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

(r)	Fair value of financial instruments

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

(s)	Treasury stock

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Summary of significant accounting policies

(t)	Recent accounting pronouncements

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. Effective April 1, 2021, the Company adopted ASU 2019-12, which did not have a material impact on the Company’s consolidated financial statements.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

2	Summary of significant accounting policies (Continued)

(t)	Recent accounting pronouncements (Continued)

Recent accounting pronouncements not yet adopted

In May 2021, the FASB issued ASU 2021-04, “Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options” (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have a material impact on the Company’s consolidated financial statement presentation or disclosures.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers to improve the accounting for acquired revenue contracts with customers in a business combination” (“ASU 2021-08”). ASU 2021-08 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2022. The adoption of ASU 2021-08 is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance” (“ASU 2021-10”). This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The adoption of ASU 2021-10 is not expected to have a material impact on the Company’s consolidated financial statements.

We believe there is no additional new accounting guidance adopted, but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

3	Allowance for doubtful accounts

Allowance for doubtful accounts amounted to $nil as of March 31, 2022 (2021: $nil ). Most of the Company’s trade receivables are generally unsecured.

4	Inventories

The components of inventories are as follows:

	March 31,
	2021	2022
	$ in thousands	$ in thousands

Raw materials	267	504
Work in progress	391	546
Finished goods	439	1,077

Total	1,097	2,127

During the fiscal years ended March 31, 2020, 2021 and 2022, based upon material composition and expected usage, provisions for inventories of approximately $87,000, $108,000 and $284,000, respectively, were charged to the consolidated statements of operations under cost of revenue.

5	Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	March 31,
	2021	2022
	$ in thousands	$ in thousands
Cost
Buildings	17,278	18,383
Construction-in-progress	1,041	1,437
Plant and machinery	9,829	9,848
Furniture, fixtures and equipment	1,879	2,059
Motor vehicles	586	668

	30,613	32,395
Less: accumulated depreciation	(21,113)	(22,400)
	9,500	9,995

During the fiscal years ended March 31, 2020, 2021 and 2022, depreciation expenses charged to the consolidated statements of operations amounted to approximately $841,000, $814,000 and $856,000, respectively. As at March 31, 2021 and 2022 fully depreciated assets that were still in use by the Company amounted to approximately $15,875,000 and $16,927,000, respectively. As at March 31, 2021 and 2022, property, plant and equipment, net that were leased out amounted to approximately $2,714,000 and $3,766,000, respectively.

Property, plant and equipment in Xinxing were assessed for impairment according to the policy described in note 2(h).
F-19

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

6	Intangible assets, net

Intangible assets are analyzed as follows:

Amount
$ in thousands
Cost at March 31, 2020	5,566
Addition	—
Effect of exchange rate	468
Cost at March 31, 2021	6,034
Addition	—
Effect of exchange rate	253
Cost at March 31, 2022	6,287

Accumulated Amortization at March 31, 2020	(3,636)
Amortization	(269)
Effect of exchange rate	(316)
Accumulated Amortization at March 31, 2021	(4,221)
Amortization	(285)
Effect of exchange rate	(181)
Accumulated Amortization at March 31, 2022	(4,687)

Net book value at March 31, 2020	1,930

Net book value at March 31, 2021	1,813

Net book value at March 31, 2022	1,600

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

6	Intangible assets, net (Continued)

The components of intangible assets are as follows:

	March 31,
	2021	2022
	$ in thousands	$ in thousands

Land use right of factory land in Shenzhen, Guangdong, PRC	663	500
Land use right of factory land in Xinxing, Guangdong, PRC	1,150	1,100

Total	1,813	1,600

Amortization expense in relation to intangible assets was approximately $264,000, $269,000 and $285,000 for each of the fiscal years ended March 31, 2020, 2021 and 2022, respectively.

As of March 31, 2022, future minimum amortization expenses in respect of intangible assets are as follows:

Year ending March 31,	$ in thousands

2023	290
2024	290
2025	219
2026	100
2027	100
Thereafter	601

Total	1,600

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

7	Banking facilities

As of March 31, 2022, the Company had general banking facilities for bank overdrafts, letters of credit, notes payable and term loans. The facilities are interchangeable with total amounts available of approximately $5,128,000 (2021: $5,128,000), with approximately $332,000 lines of credit utilized (2021: $992,000) and approximately $4,796,000 unutilized (2021: $4,136,000). The general banking facilities utilized by the Company are denominated in United States dollars and Hong Kong dollars.

The Company’s general banking facilities, expressed in United States dollars, are further detailed as follows:

	Amount available		Amount utilized		Amount unutilized		Terms of banking facilities as of
	March 31,		March 31,		March 31,		March 31, 2022
	2021	2022	2021	2022	2021	2022	Interest	Repayment
	$ in thousands		$ in thousands		$ in thousands		rate	Terms
Import and export facilities

Combined limit	2,564	2,564	492	266	2,072	2,298

Including sub-limit of:
Notes payable	2,308	2,308	25	74	2,283	2,234	HIBOR* +2.5%	Repayable in full within 120 days
Bank overdrafts	641	641	—	—	641	641	Prime rate +1%	Repayable on demand
Long term loans (1)	1,214	1,214	467	192	747	1,022	HIBOR* +2%	Term loans repayable monthly over 3 years.

Other facilities
Export documentary credits	641	641	—	—	641	641
Revolving loan	1,923	1,923	500	66	1,423	1,857	HIBOR* +2.25%	Repayable until redemption of a listed debt instrument
	────	─────	─────	─────	─────	─────
	5,128	5,128	992	332	4,136	4,796
	════	═════	═════	═════	═════	═════

(1)	A clause in the banking facilities states that the term loans are subject to review any time and also subject to the bank's overriding right to repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities. Therefore, all long-term loans were classified as current liabilities in the consolidated balance sheets.
*	HIBOR is the Hong Kong Interbank Offer Rate

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

7	Banking facilities (Continued)

One of the properties of the Company located in Hong Kong with a net book value of approximately $651,000 as of March 31, 2022, the rental assignment over such property, the rights, interests and benefits of a life insurance contract with a book value of approximately $167,000 and a listed debt instrument with a book value (before impairment) of approximately $522,000 are arranged as securities to the banks for the banking facilities arrangement.

The Prime Rate and HIBOR were 5.00% and 0.32% per annum, respectively, as of March 31, 2022. The Prime Rate is determined by the Hong Kong Association of Banks and is subject to revision from time to time. Interest rates are subject to change if the Company defaults on the amount due under the facility or draws in excess of the facility amounts, or at the discretion of the banks.

The weighted average interest rates of borrowings of the Company are as follows:

	During the fiscal year ended March 31,
	2021	2022

Bank overdrafts	6.00%	6.00%
Notes payable	2.85%	2.77%
Term loans	2.78%	2.26%
Revolving loan	2.50%	2.36%

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax
(a)	The subsidiaries comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong and the PRC. The Company is not subject to income taxes in the British Virgin Islands.

Hong Kong Tax

BIL and BEL operating in Hong Kong are subject to the Hong Kong profits tax rate of 16.5% (2021 and 2020: 16.5%). BATL operating in Hong Kong is subject to the Hong Kong profits tax rate of 8.25% (2021: 8.25%; 2020: 8.25%) on the first HKD 2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HKD 2 million. BIL has no assessable profits while BATL and BEL have tax losses brought forward which are available for set-off against the assessable profits for the year ended March 31, 2022.

PRC Tax

All subsidiaries registered in the PRC are subject to a tax rate of 25% (2021 and 2020: 25%).

(b)	Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The income / (loss) before income taxes by geographical location is analyzed as follows:

	2020	2021	2022
	$ in thousands	$ in thousands	$ in thousands

Hong Kong	819	2,360	(2,054)
PRC	(408)	(1,072)	(180)
Others	(13)	(131)	(115)

Total	398	1,157	(2,349)

Others mainly include the income / (loss) from BVI.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (Continued)

(c)	Income tax benefit / (expense) comprises the following:

	2020	2021	2022
	$ in thousands	$ in thousands	$ in thousands
Current income tax (expense) / benefit	—	(165)	35
Deferred income tax benefit / (expense)	—	779	(446)

Total	—	614	(411)

The components of the income tax benefit / (expense) by geographical location are as follows:

	2020	2021	2022
	$ in thousands	$ in thousands	$ in thousands
Hong Kong	—	(12)	215
PRC	—	626	(626)

Total	—	614	(411)

At the end of the accounting periods, the income tax recoverable is as follows:

	2021	2022
	$ in thousands	$ in thousands

Current income tax recoverable	5	5

(d)	Deferred tax assets comprise the following:

	2021	2022
	$ in thousands	$ in thousands
Tax loss carry forwards	4,235	3,976
(Decrease) / increase in tax loss	(259)	502
Less: Valuation allowance	(3,197)	(4,145)

Total	779	333

As of March 31, 2021 and 2022, the Company had accumulated tax losses amounting to approximately $22,228,000 and $24,990,000 (the tax effect thereon is approximately $3,976,000 and $4,478,000), respectively, subject to the final agreement by the relevant tax authorities, which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong and other jurisdictions. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized. As of March 31, 2022, the Company’s accumulated tax losses of approximately $4,166,000 will expire from 2023 to 2027.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

8	Income tax (Continued)

(e)	Changes in valuation allowance are as follows:

	2020	2021	2022
	$ in thousands	$ in thousands	$ in thousands

Balance, April 1	4,203	4,235	3,197
Income tax (benefit) / expense	32	(1,038)	948

Balance, March 31	4,235	3,197	4,145

(f)	The actual income tax benefit / (expense) attributable to earnings for the fiscal years ended March 31, 2020, 2021 and 2022 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

	2020	2021	2022
	$ in thousands	$ in thousands	$ in thousands

Income / (loss) before income taxes	398	1,157	(2,349)

Income tax (expense) / benefit on pretax income at statutory rate	(44)	(170)	388
Effect of different tax rates of subsidiaries operating in other jurisdictions	28	89	71
Profit not subject to income tax	18	44	10
Expenses not deductible for income tax purposes	(56)	(18)	(10)
Decrease / (increase) in valuation allowance	32	—	(961)
Tax effect of future temporary differences	—	(6)	—
Tax benefit from expected realization of tax loss	—	779	502
Tax losses not recognized	—	(280)	(446)
Utilization of tax losses	22	176	35

Total income tax benefit	—	614	(411)

The statutory rate of 8.25% or 16.5% used above is that of Hong Kong, where the Company’s main business is located.

(g)	The Company complies with ASC 740 and assessed the tax position during the fiscal year ended March 31, 2022 and concluded that the Company had no accrued penalties related to uncertain tax positions under accrued charges and deposits (2021: $nil).

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

9	Financial instruments at fair value

During the fiscal year ended March 31, 2022, the Company purchased listed shares in Hong Kong and the United States for trading purposes for approximately $812,000 (2021: $613,000). During the fiscal year ended March 31, 2022, a loss from disposal of financial assets at fair value of approximately $107,000 was recorded (2021: gain of $6,000). A revaluation loss of approximately $12,000 was recorded during the fiscal year ended March 31, 2022 (2021: revaluation gain of $17,000).

At the end of the accounting period, the fair value of the following assets was as follows:

	March 31, 2021				March 31, 2022
$ in thousands
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity investments	504	—	—	504	395	—	—	395

The fair value of equity investments is determined based on quoted prices in active markets.

10	Investment in life insurance contract

Investment in life insurance contract represents the carrying amount (surrender value) of the contract if it is to be terminated by the Company. There is one life insurance contract as of March 31, 2021 and March 31, 2022, with a carrying amount of approximately $163,000 and $167,000, respectively. All premiums of this contract have already been paid during the fiscal year ended March 31, 2012. The face amount (death benefit) of this contract is $1,000,000. During the fiscal year ended March 31, 2022, we recorded a gain of approximately $4,000 for the change in valuation (2021: $5,000).

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

11	Leases

Operating leases

As of March 31, 2022, the Company leases part of production facilities and machines in Xinxing under rental agreements to third parties. The Company will need to pay a cancellation fee of approximately $105,000 if the Company decides to terminate all the rental agreements before their expiry.

The Shenzhen factory is rented out to a third party since April 1, 2021. Part of the production facilities in Xinxing is rented out to various third parties up to February 13, 2026. Certain tenants have an option to early terminate their tenancy agreements, and the future minimum rental payments to be received are as follows:

Year ending March 31,	$ in thousands

2023	105

105

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

11	Leases (Continued)

Operating leases (Continued)

The Company leases one office and one staff quarters in Shenzhen. Operating lease assets and obligations are reflected within right-of-use asset, and lease liability, respectively, on the consolidated balance sheets.

The discount rate implicit within the leases is generally not determinable and therefore the Company determines the discount rate based on its incremental borrowing rate. The incremental borrowing rate for the leases is determined based on lease term and currency in which lease payments are made, adjusted for impacts of collateral. The weighted average discount rate used to measure the operating lease liabilities as of March 31, 2022 was 4.05%.

Year ended March 31, 2022
$ in thousands
Assets
Right-of-use assets	133

Liabilities
Current portion of operating lease liabilities	114
Non-current portion of operating lease liabilities	19

Total	133

Maturities of lease liabilities are as follows:

Year ending March 31,	$ in thousands
2023	117
2024	19

136
Less: imputed interest	(3)

Total lease cost	133

Recognized rent expense associated with our leases is as follows:

Operating lease cost:	Year ending March 31, 2020	Year ending March 31, 2021	Year ending March 31, 2022
	$ in thousands	$ in thousands	$ in thousands

Fixed rent expense	91	100	112

Total	91	100	112

Supplemental cash flow and other information related to leases are as follows:

March 31, 2022	$ in thousands

Total lease liabilities	133
Cash payment for amount included in the measurement of lease liabilities	136
Weighted average remaining lease term (month)	14.5
Weighted average discount rate	4.05%

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

12          Commitments and contingent liabilities

(a)	Commitments

Capital expenditures contracted at the balance sheet date but not yet provided for are as follows:

	March 31,
	2021	2022
	$ in thousands	$ in thousands

Construction in Xinxing, Guangdong, PRC	1,015	87

Total construction cost	1,015	87

As of March 31, 2022, the Company entered into contractor agreements on buildings and leasehold improvements on the manufacturing facility in Xinxing, the PRC for a total consideration of $2,021,000. As of March 31, 2022, $1,934,000 has been paid, and the remaining balance of $87,000 is to be paid in accordance with the progress of the construction.

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

In August of 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. From November 2006 through April 2018, the Board of Directors increased the amount of authorized repurchases to $6,000,000. The Board of Directors believed that the common stock was undervalued and that the repurchase of common stock would be beneficial to the Company’s stockholders. The Company (through its subsidiary) has repurchased an aggregate of 1,005,018 shares of its common stock, including 49,279 shares ($190,000) that were repurchased during the fiscal year ended March 31, 2021, and 48,873 shares ($119,000) that were repurchased during the fiscal year ended March 31, 2020. No repurchased shares were removed from the total number of shares issued during the fiscal year ended March 31, 2022 (2021: nil , 2020: nil ). The Company may from time to time repurchase shares of its common stock under this program.

(b)	Preferred stock

The Company has authorized share capital of $100,000 for 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company’s Board of Directors in its sole discretion without the approval of the stockholders, with such designations, power preferences, rights, qualifications, limitations and restrictions as the Board of Directors shall fix and as have not been fixed in the Company’s Memorandum of Association. The Company has not issued any shares of preferred stock as of March 31, 2022 and 2021.

(c)	Dividends

No dividends were declared by the Company for each of the fiscal years ended March 31, 2020, 2021 and 2022, respectively.

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

As of March 31, 2022, no shares had been granted under the Stock Bonus Plan.

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

As of July 15, 2015, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan. Options for 425,000 shares were exercised during the fiscal year ended March 31, 2020. The options for 425,000 shares that were outstanding as of March 31, 2022 will expire on March 31, 2025. Options granted under the 2004 Plan vest immediately and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

14	Stock option and bonus plans (Continued)

(c)	A summary of the stock options activity is as follows:

	Number	Weighted average exercise
	of options	price

Outstanding at March 31, 2020	425,000	$1.50

Outstanding at March 31, 2021	425,000	$1.50

Outstanding at March 31, 2022	425,000	$1.50

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

(d)	The following table summarizes information about all stock options of the Company outstanding as at March 31, 2022:

	Number	Weighted average	Exercisable
Weighted average	outstanding at	remaining life	shares at
exercise price	March 31, 2022	(years)	March 31, 2022

$1.50	425,000	3.0	425,000

The intrinsic value of options outstanding and exercisable was approximately $727,000 on March 31, 2022. The intrinsic value represents the pre-tax intrinsic value (the difference between the closing stock price of the Company’s common stock on the balance sheet date and the exercise price for both the outstanding and exercisable options) that would have been received by the option holders if all options had been exercised on March 31, 2022.

New shares will be issued by the Company upon future exercise of stock options.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

15	Related party transactions
(a)	The Company paid emoluments, commissions and/or consultancy fees to its directors and officers as follows:

Related party group
Year ended	Mr. Anthony So	Mr. Kim Wah Chung	Mr. Woo-Ping Fok	Mr. Andrew So
March 31,	Director	Director	Director	Director and Chief Executive Officer
	$ in thousands	$ in thousands	$ in thousands	$ in thousands

2020	$643 (i), (iii)	$171 (iii)	Nil	$265 (iii)
2021	$643 (i), (iii)	$171 (iii)	$1(iv)	$370 (iii)
2022	$643 (i), (iii)	$171 (iii)	Nil	$383 (iii)

	Mr. Henry Schlueter	Mr. Albert So
	Director and Assistant Secretary	Director, Chief Financial Officer and Secretary
	$ in thousands	$ in thousands

2020	$60 (ii)	$162 (iii)
2021	$60 (ii)	$232 (iii)
2022	$60 (ii)	$184 (iii)

The emoluments paid to the Company’s directors and officers were included in the salaries and related costs, while the consultancy fees or professional fees paid to Schlueter & Associates, P.C., were included in the administration and general expenses.

(i)	Apart from the emoluments paid by the Company as shown above, one of the properties of the Company in Hong Kong is also provided to Mr. Anthony So for his accommodation.
(ii)	The amounts for the years ended March 31, 2020, 2021 and 2022 represented professional fees paid to Schlueter & Associates, P.C., the Company’s SEC counsel, in which Mr. Henry Schlueter is one of the principals.
(iii)	The amount for the year ended March 31, 2020, included unpaid vacation payments of approximately $43,000, $11,000, $16,000 and $10,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively. The amount for the year ended March 31, 2021, included unpaid vacation payments of approximately $43,000, $11,000, $14,000 and $11,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively. The amount for the year ended March 31, 2022, included unpaid vacation payments of approximately $43,000, $11,000, $15,000 and $ 12,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively.
(iv)	The amounts for the year ended March 31, 2021 represented professional fees paid to C. K. Mok & Co. For professional services provided by Mr. Fok.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

15	Related party transactions (Continued)

During the fiscal year ended March 31, 2015, one of the subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and stockholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage. Mr. Anthony So is the sole owner of these three apartment units. The monthly rental payment was approximately $2,000. Starting from August 1, 2016, rental of two of the apartment units was no longer required and the rental agreement was terminated, and a new rental agreement for one apartment unit for staff quarters was in place, for a monthly rental payment of approximately $317. The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2022 was approximately $4,000 (2021: $4,000; 2020: $4,000).

During the fiscal year ended March 31, 2015, one of the subsidiaries in Xinxing, PRC entered into a rental agreement with a director and stockholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters. Mr. Andrew So is the sole owner of this apartment unit. The monthly rental payment was approximately $450. Starting from December 1, 2018, the monthly rental payment was approximately $600. The agreement ended on July 31, 2020, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2022 was approximately $nil (2021: $2,000; 2020: $7,000).

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

On March 31, 2021 and 2022, the Company had credit risk exposure of uninsured cash and deposits with maturities of less than one year in banks of approximately $10,060,000 and $6,740,000, respectively.

A substantial portion, 27%, 23% and 30% of revenue, was generated from one customer for the years ended March 31, 2020, 2021 and 2022, respectively.

The net revenue representing at least 10% of total net revenue are as follows:

	Year Ended March 31,
	2020		2021		2022
	$ in thousands	%	$ in thousands	%	$ in thousands	%

Customer A	3,573	27	3,633	23	4,511	30
Customer C	1,239	9	1,386	9	1,703	12

	4,812	36	5,019	32	6,214	42

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	March 31,
	2021		2022
	$ in thousands	%	$ in thousands	%

Customer C	343	27	300	20
Customer A	298	23	379	25
Customer F	197	15	109	7
Customer B	160	12	303	20
Customer G	34	3	240	16

		80		88

At March 31, 2021 and 2022, these customers accounted for 77% and 72%, respectively, of net trade receivables. The trade receivables have repayment terms of not more than twelve months.

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

(b)	The contributions to each of the above schemes are recognized as employee benefit expenses when they are due and are charged to the consolidated statement of operations. The Company’s total contributions to the above schemes for the years ended March 31, 2020, 2021 and 2022 amounted to $258,000, $149,000 and $345,000, respectively. The Company has no other obligation to make payments in respect of retirement benefits of the employees.
(c)	According to the New Labor Law in the PRC which was effective on January 1, 2008, a company is required to provide one month’s salary for each year of service as a severance payment. The Company recognized a total provision of $693,000 as of March 31, 2022 for severance payments for staff in the PRC (2021: $568,000, 2020: $444,000). The accrued severance payment allowance is reviewed every year.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

18	Net earnings per share

Basic net earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net earnings per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options. When there is a loss, the potential common shares are not included in the diluted net earnings per share since the effect would be anti-dilutive.

	Year Ended March 31,
	2020	2021	2022

Income / (loss) available to common stockholders ($ in thousands)	$398	$1,771	$(2,760)

Basic weighted average common shares outstanding	4,646,966	4,880,422	4,857,187

Basic net earnings / (loss) per share	$0.09	$0.36	$(0.57)

Basic weighted average common shares outstanding	4,646,966	4,880,422	4,857,187
Effect of dilutive securities – Options	169,770	264,838	—

Diluted weighted average common and potential common shares outstanding	4,816,736	5,145,260	4,857,187

Diluted net earnings / (loss) per share	$0.08	$0.34	$(0.57)

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information
(a)	The Company has four business segments, Scales, Pet Electronic Products, Rental and Management and Others for the fiscal years ended March 31, 2020, 2021 and 2022. The Chief Operating Decision Maker, identified as the Chief Executive Officer and Chief Financial Officer, reviews these segment results when making decisions about allocating revenues and assessing the performance of the Company.

Scales operations principally involve production and marketing of sensor-based scales products. These include bathroom, kitchen, office, jewelry, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications. Revenue from scale products was 60% (2021: 42%; 2020: 45%) of overall revenue of the Company for the fiscal year ended March 31, 2022, and the Company expects that the revenue will continue to contribute a similar level of revenue for the next 12 months.

Pet Electronic Products principally involve development and production of pet-related electronic products that are used in consumer applications. Revenue from pet electronic products was 32% (2021: 51%; 2020: 48%) of overall revenue of the Company for the fiscal year ended March 31, 2022, and the Company expects that the revenue from pet electronic products will continue to contribute a similar level of revenue for the next 12 months.

The “Others” segment is a residual, which principally includes the activities of (i) tooling and mould charges for scales and pet electronic products, (ii) sales of scrap materials and (iii) home appliances including cordless leaf blower, food vacuum sealer and hydroponics growing system.

Rental and Management involve leasing out part of our factories and machinery to third parties. Revenue from rental and management was 8% (2021: 7%; 2020: 7%) of overall revenue of the Company for the fiscal year ended March 31, 2022. The Company expects that the revenue from rental and management will continue to contribute a similar level of revenue for the next 12 months.

The following table sets forth the percentage of net sales for each of the product lines mentioned above for the fiscal years ended March 31, 2020, 2021, and 2022:

	Year ended March 31,
Product Line	2020	2021	2022
Scales	44%	41%	60%
Pet Electronic Products and Others	49%	52%	32%
Rental and Management	7%	7%	8%
Total	100%	100%	100%

The accounting policies of the Company’s reportable segments are the same as those described in the description of business and significant accounting policies.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (Continued)

(a)	Summarized financial information by business segment as of and for the fiscal years ended March 31, 2020, 2021 and 2022 is as follows:

	Net revenue	Cost of revenue	Operating income / loss	Identifiable assets as of March 31,	Depreciation and amortization	Capital expenditure
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
2020
Scales	5,836	3,194	448	4,940	317	534
Pet Electronic Products and Others	6,359	1,757	867	5,384	346	581
Rental and Management	901	739	(953)	4,026	442	9

Total operating segments	13,096	5,690	362	14,350	1,105	1,124
Corporate	—	—	—	9,851	—	—

Group	13,096	5,690	362	24,201	1,105	1,124

2021
Scales	6,494	2,283	949	4,591	285	142
Pet Electronic Products and Others	8,063	2,834	1,179	5,700	354	176
Rental and Management	1,033	823	(922)	4,096	442	382

Total operating segments	15,590	5,940	1,206	14,387	1,081	700
Corporate	—	—	—	11,255	—	—

Group	15,590	5,940	1,206	25,642	1,081	700

2022
Scales	8,811	4,472	(842)	7,597	439	162
Pet Electronic Products and Others	4,765	2,418	(455)	4,109	238	88
Rental and Management	1,225	789	(921)	4,736	464	955

Total operating segments	14,801	7,679	(2,218)	16,442	1,141	1,205
Corporate	—	—	—	7,308	—	—

Group	14,801	7,679	(2,218)	23,750	1,141	1,205

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

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (Continued)

(b)	The Company primarily operates in Hong Kong and the PRC. The manufacture of components and their assembly into finished products and research and development is carried out in the PRC. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong and the PRC.

Property, plant and equipment, net by geographical areas are as follows:

	March 31,	March 31,
	2021	2022
	$ in thousands	$ in thousands
Hong Kong	750	702
The PRC	8,750	9,293

Property, plant and equipment, net	9,500	9,995

(c)	The following is a summary of net revenue by geographical areas constituting 10% or more of total revenue of the Company for the years ended March 31, 2020, 2021 and 2022:

	Year ended March 31,
	2020		2021		2022
	$ in thousands	%	$ in thousands	%	$ in thousands	%

United States	7,453	57	9,732	62	8,340	56
Germany	3,613	28	3,666	24	4,602	31
The PRC	1,288	10	1,403	9	1,322	9

	12,354	95	14,801	95	14,264	96

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

19	Business segment information (Continued)

(d)	The following is a summary of net revenue by customers constituting 10% or more of total revenue of the Company for the years ended March 31, 2020, 2021 and 2022:

		Year Ended March 31,
		2020		2021		2022
Customers	Segment	$ in thousands	%	$ in thousands	%	$ in thousands	%
Customer A	Scales	3,573	27	3,633	23	4,511	30
Customer C	Scales	1,239	9	1,386	9	1,703	12

		4,812	36	5,019	32	6,214	42

20	Long-term loan and long-term deposit received

In November 2017, the Company signed an agreement with a property developer in Shenzhen -- Fangda -- to cooperate in reconstructing and redeveloping the Shenzhen factory. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange. During the year ended March 31, 2018, the Company received approximately $3,199,000 from Fangda as a deposit according to the agreement. The Company will return this deposit in full (without interest) to Fangda when the redeveloped property is completed and the Company’s share of the redeveloped property is transferred to the Company, which is expected to take place in or after December 2023. The Company has treated this deposit as a long-term loan and discounted it up to December 2023. This liability is presented as a long-term loan of approximately $2,922,000 (2021: $2,773,000) and long-term deposit received of approximately $818,000 (2021: $701,000) in our consolidated balance sheet as of 2022.

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

21	Other income, net

Other income, net consisted of the following:

	Year Ended March 31,
	2020	2021	2022
	$ in thousands	$ in thousands	$ in thousands

Gain on disposal of property, plant and equipment #	—	237	—
Government subsidies	227	75	104
Gain from investment in financial instruments	83	75	47
Other gains	125	93	38

Other income, net	435	480	189

#	Land appreciation tax is calculated from the appreciation of the value of the land occupied by the property. During the fiscal year ended March 31, 2021, land appreciation tax of approximately $205,000 was charged during the disposal of properties, and the gain on disposal of property was net of this land appreciation tax. There is no such gain on disposal of property, plant and equipment during the fiscal year ended March 31, 2022.

22	Non-operating income / (expenses), net

Non-operating income / (expenses), net comprises the following:

	Year Ended March 31,
	2020	2021	2022
	$ in thousands	$ in thousands	$ in thousands
Interest income	175	140	82
Interest expense	(181)	(158)	(134)
Foreign exchange gain / (loss)	42	(31)	(79)

Non-operating income / (expenses), net	36	(49)	(131)

23	Financial instruments at amortized cost

For the year ended March 31, 2020, the Company purchased held-to-maturity debt securities with maturities of one year and three years from a financial institution and pledged them as collateral against certain secured bank loans. As of March 31, 2022, the carrying value of long-term held-to-maturity debt security was $522,000. The long term held-to-maturity debt security matured in April 2022 but since no payment was received and none is expected to be received, the Company recognized a full impairment of the financial instrument for $522,000 for the fiscal year ended March 31, 2022 (2021: $nil ). The gross unrealized holding loss of the held-to-maturity debt securities was $522,000 as of March 31, 2022 (2021: $nil ).

Bonso Electronics International Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

24	Accrued charges and deposits

Accrued charges and deposits consisted of the following:

	March 31,
	2021	2022
	$ in thousands	$ in thousands

Provision for individual income tax underpaid penalty	1,893	1,893
Accrued provision for severance payment	568	693
Accrued audit fee	160	160
Accrued salary and wages	124	152
Other	420	345

Total	3,165	3,243

25	Subsequent events

A long term held-to-maturity debt security matured in April 2022. Because no payment was received and none is expected to be received, the Company recognized a full impairment of the financial instrument for $522,000 for the fiscal year ended March 31, 2022 (see Note 23).

